Form 20-F
period 2018-06-30
MESOBLAST LTD
filed 2018-08-31
CIK 1345099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

482,639,654 Ordinary Shares

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

☐  Yes    ☒  No

INTRODUCTION AND USE OF CERTAIN TERMS

Mesoblast Limited and its consolidated subsidiaries publish consolidated financial statements expressed in U.S. dollars, unless otherwise indicated. This Annual Report on Form 20-F is presented in U.S. dollars, unless otherwise indicated. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters.  These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” “should”, “may”, “goal,” “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward- looking statements include, but are not limited to, statements about:

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

This Form 20-F also contains third-party data relating to the biopharmaceutical market that includes projections based on a number of assumptions. The biopharmaceutical market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares and ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

The following selected consolidated financial data presented below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended June 30, 2018, 2017 and 2016 are included in “Item 18. Financial Statements” in this Form 20-F.

The summary consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto. Historical results are not necessarily indicative of results to be expected in the future.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2018	2017	2016	2015	2014
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$3,641	$1,444	$37,969	$15,004	$15,004
Milestone revenue	13,334	500	3,500	2,000	—
Interest revenue	366	468	1,079	2,757	8,386
Total revenue	17,341	2,412	42,548	19,761	23,390

Research & development	(65,927)	(58,914)	(50,013)	(62,649)	(50,929)
Manufacturing commercialization	(5,508)	(12,065)	(29,763)	(23,783)	(25,434)
Management and administration	(21,907)	(23,007)	(22,500)	(29,540)	(24,403)
Fair value remeasurement of contingent consideration(1)	10,541	(130)	28,112	(15,336)	(4,327)
Other operating income and expenses	1,312	1,489	2,714	15,303	6,173
Finance costs	(1,829)	—	—	—	—
Impairment of intangible assets	—	—	(61,919)	—	—
Loss before income tax	(65,977)	(90,215)	(90,821)	(96,244)	(75,530)
Income tax benefit/(expense)	30,687	13,400	86,694	—	(4)
Loss attributable to the owners of Mesoblast Limited	$(35,290)	$(76,815)	$(4,127)	$(96,244)	$(75,534)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	Cents	Cents
Basic - losses per share(2)	(7.58)	(19.25)	(1.13)	(29.71)	(23.42)
Diluted - losses per share(2)	(7.58)	(19.25)	(1.13)	(29.71)	(23.42)

(1)

For the year ended June 30, 2017, the Group identified an opportunity to enhance the presentation of the fair value remeasurement of contingent consideration and associated unwinding of the discount rate recorded within finance costs in the Consolidated Income Statement. The Group considered that the change in contingent consideration is primarily due to changes in assumptions about the settlement of the contingent consideration and these line items in the Consolidated Income Statement should therefore be reported in aggregate, to provide more relevant information to the users of the financial statements. This change in presentation has been retrospectively applied to the years ended June 30, 2016, 2015 and 2014.

(2)

For the year ended June 30, 2018, the Group adjusted its losses per share calculations to reflect the bonus element in the fully underwritten institutional and retail entitlement offer to existing eligible shareholders which occurred in September 2017. This change has been retrospectively applied to the years ended June 30, 2017, 2016, 2015 and 2014.

	As of June 30,
(in U.S. dollars, in thousands except per share information)	2018	2017	2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	37,763	45,761	80,937	110,701	185,003
Total current assets	101,071	63,609	88,823	122,460	191,931
Total assets	692,443	655,686	684,018	781,766	847,153
Total current liabilities	24,003	36,670	29,415	48,407	40,199
Total liabilities	146,435	138,920	155,857	313,779	308,594
Total net assets	546,008	516,766	528,161	467,987	538,559
Equity:
Issued capital (482,639,654; 428,221,398; 381,363,137; 336,997,729 and 321, 640,094 ordinary shares (no par value) issued as of June 30, 2018, 2017, 2016, 2015, and 2014, respectively)	889,481	830,425	770,272	709,191	662,722
Reserves	36,719	31,243	25,976	22,756	43,553
(Accumulated loss)/retained earnings	(380,192)	(344,902)	(268,087)	(263,960)	(167,716)
Total equity	546,008	516,766	528,161	467,987	538,559

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	2016	2015	2014
Cash Flow Data:
Net cash (outflows) in operating activities	(75,012)	(95,471)	(87,996)	(101,036)	(74,906)
Net cash (outflows)/inflows in investing activities	(1,153)	142	(1,727)	(5,064)	(38,202)
Net cash inflows in financing activities	68,613	60,005	62,066	45,852	2,196
Net (decrease) in cash and cash equivalents	(7,552)	(35,324)	(27,657)	(60,248)	(110,912)

Exchange Rate

The Company publishes its consolidated financial statements expressed in U.S. dollars. Mesoblast Limited, the parent entity of the Group, has a functional currency of Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7391 = A$1.00, the foreign exchange rate as issued daily by the Reserve Bank of Australia (http://www.rba.gov.au/statistics/tables/) on June 29, 2018.

Exchange rates for the six months to July 2018 A$1.00 per US$:

	High	Low
Most recent six months:
Month ended February 28, 2018	0.8044	0.7779
Month ended March 31, 2018	0.7876	0.7665
Month ended April 30, 2018	0.7804	0.7545
Month ended May 31, 2018	0.7588	0.7435
Month ended June 30, 2018	0.7664	0.7353
Month ended July 31, 2018	0.7467	0.7360

Exchange rates for the last five fiscal years A$1.00 per US$:

Average Rate(1)
Annual:
Fiscal year ended
June 30, 2014	0.9148
June 30, 2015	0.8288
June 30, 2016	0.7272
June 30, 2017	0.7542
June 30, 2018	0.7736
(1)	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.
3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 20-F before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares and ADSs could decline, and you may lose part or all of your investment. This Annual Report on Form 20-F also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this Annual Report on Form 20-F.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2018 was $35.3 million. As of June 30, 2018, we have an accumulated deficit of $380.2 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

We anticipate that our expenses will increase in the future as we move toward commercialization, including the scaling up of our manufacturing activities and our establishment of infrastructure and logistics necessary to support a potential product launch. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our product candidates, obtain regulatory approval, and manufacture, market and sell those products for which we obtain regulatory approval. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future (other than licensing revenue from sales of TEMCELL® HS. Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and, royalty revenue from net sales of Alifosel®, previously known as Cx601, an adipose-derived mesenchymal stem cell product developed by TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”)) and approved for marketing in the EU, and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:

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

•

launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales force, marketing and distribution capabilities and necessary supporting infrastructure including capabilities and systems necessary to ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers;

•	obtaining market acceptance of our product candidates and stem cell therapy as a viable treatment option;
•	addressing any competing technological and market developments;
•	obtaining and sustaining an adequate level of reimbursement from payors;
•	identifying and validating new stem cell therapy product candidates;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, know-how and trademarks;
•	attracting, hiring and retaining qualified personnel; and
•	implementing additional internal systems and infrastructure, as needed.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (“EMA”), or other regulatory agencies, to perform clinical and other studies in addition to those that we currently anticipate. We may not become profitable and may need to obtain additional funding to continue operations.

We require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. As of June 30, 2018, our cash and cash equivalents were $37.8 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

•

continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), MSC-100-IV (acute Graft versus Host Disease (“aGVHD”)) and MPC-300-IV (inflammatory conditions) product candidates;

•	seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;
•	seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies;
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

•	seek coverage and reimbursement from third-party payors, including government and private payors for future products;

•	make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•	seek to maintain, protect and expand our intellectual property portfolio;
•	seek to attract and retain skilled personnel; and
•	develop the compliance and other infrastructure necessary to support product commercialization and distribution.

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

As described in Note 1(i) of our accompanying financial statements, our continuing viability and our ability to continue as a going concern and meet our debts and commitments as they fall due are dependent upon the strategic alliance with Tasly Pharmaceutical Group (“Tasly”), non-dilutive funding in the form of commercial partnering transactions or equity-based financing to fund future operations, together with maintaining implemented cost containment and deferment strategies.

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

The terms of our loan facilities with Hercules Capital, Inc. (“Hercules”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

On March 6, 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million at closing. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate MSC-100-IV in pediatric patients with steroid refractory aGVHD, in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing.  Our loan facilities with Hercules and NovaQuest contain a number of restrictive covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Hercules or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Hercules or NovaQuest accelerates the repayment, if any, we may not have sufficient funds to repay our existing debt. If we were unable to repay those amounts, Hercules or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Hercules, and a portion of our assets relating to the aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 92% of our cash and cash equivalents as of June 30, 2018 were denominated in U.S. dollars and 8% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

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

Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates

Our product candidates are based on our novel mesenchymal lineage adult stem cells (“MLC”) technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no industrially manufactured, non-hematopoietic, allogeneic stem cell products have been approved in the United States.

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

In addition, the clinical study requirements of the FDA, the EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential product candidates. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than other, better known or extensively studied pharmaceutical or other product candidates to develop. In addition, adverse developments in clinical trials of cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates. At the moment, no industrially manufactured, non-hematopoietic, allogeneic stem cell products have been approved in the United States, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or elsewhere.

We may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory agencies.

Other than with respect to TEMCELL which is sold by our licensee in Japan, we have not obtained any regulatory approvals for a product, either ourselves or through a licensee. We must conduct extensive testing of our product candidates to demonstrate their safety and efficacy, including both preclinical animal testing and evaluation in human clinical trials, before we can obtain regulatory approval to market and sell them. Conducting such testing is a lengthy, time-consuming, and expensive process and there is a high rate of failure. Our current and completed preclinical and clinical results for our product candidates are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials, and successful results from early human clinical trials of a product candidate may not be replicated in later and larger human clinical trials or in clinical trials for different indications. If the results of our or our collaborators’ ongoing or future clinical trials are negative or inconclusive with respect to the efficacy of our product candidates or if these trials do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our product candidates, we or our collaborators may be prevented or delayed in obtaining marketing approval for our product candidates.  Even if ongoing or future clinical studies meet the clinical endpoints with statistical significance, the FDA or other regulatory agencies may still find the data insufficient to support marketing approval based on other factors.

We may encounter substantial delays in our clinical studies.

We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve our expected clinical milestones. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	problems which may arise as a result of our transition of the Phase 3 CHF trial from Teva Pharmaceutical Industries Ltd;
•	delays in raising, or inability to raise, sufficient capital to fund the planned trials;

•	delays by us or our collaborators in reaching a consensus with regulatory agencies on trial design;
•	changes in trial design;
•	inability to identify, recruit and train suitable clinical investigators;
•	inability to add new clinical trial sites;
•	delays in reaching agreement on acceptable terms for the performance of the trials with prospective contract research organizations (“CROs”), and clinical trial sites;
•	delays in obtaining required Institutional Review Board (“IRB”), approval at each clinical trial site;
•	delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials and delays in accruing medical events necessary to complete any events-driven trial;
•

imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;

•	failure by CROs, other third parties or us or our collaborators to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA’s current Good Clinical Practices (“cGCP”), or applicable regulatory guidelines in other countries;
•	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;
•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;
•	delays caused by clinical trial sites not completing a trial;
•	failure to demonstrate adequate efficacy;
•	occurrence of serious adverse events in clinical trials that are associated with the product candidates and that are viewed to outweigh its potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or
•	disagreements between us and the FDA or other regulatory agencies regarding a clinical trial design, protocol amendments, or interpreting the data from our clinical trials.

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

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our product candidates.

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

We may conduct multinational clinical trials, which present additional and unique risks.

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

Several of our product candidates are being evaluated for the treatment of patients who are extremely ill, and patient deaths that occur in our clinical trials could negatively impact our business even if they are not shown to be related to our product candidates.

We are developing MPC-150-IM, which will focus on Class II-IV CHF, and MSC-100-IV, which will focus on steroid-refractory aGVHD. The patients who receive our product candidates are very ill due to their underlying diseases.

Generally, patients remain at high risk following their treatment with our product candidates and may more easily acquire infections or other common complications during the treatment period, which can be serious and life threatening. As a result, it is likely that we will observe severe adverse outcomes during our Phase 3 and other trials for these product candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to our product candidates, our ability to obtain regulatory approval for the applicable product candidate may be adversely impacted and our business could be materially harmed.

The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we or our collaborators are unable to obtain timely regulatory approval for our product candidates, our business may be substantially harmed.

The regulatory approval process is expensive and the time and resources required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any product candidate is uncertain and approval may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the discretion of the regulatory authorities. For example, governing legislation, approval policies, regulations, regulatory policies, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing or future product candidates will ever obtain regulatory approval (other than TEMCELL which is sold under license in Japan), even if we expend substantial time and resources seeking such approval.

Further, regulatory requirements governing stem cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This new law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. As this is a new law, it is not clear yet what impact it will have on the operation of our business. Although the FDA issued draft guidances for comment in November 2017, it remains unclear how and when the FDA will finalize these and fully implement the Cures Act.

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

Our drug candidates may not benefit from an expedited approval path for cellular medicines designated as Regenerative Medicine Advanced Therapies (RMATs) under the 21st Century Cures Act.

On December 21, 2017, the FDA granted RMAT designation for our novel MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices (LVADs). While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.

Furthermore, there is no certainty as to whether any of our product candidates that have not yet received RMAT designation under the Cures Act will receive such designation under the Cures Act. Designation as an RMAT is within the discretion of the FDA. Accordingly, even if we believe one of our products or product candidates meets the criteria for RMAT designation, the FDA may disagree. Additionally, for any product candidate that receives RMAT designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. The FDA may withdraw RMAT designation if it believes that the product no longer meets the qualifying criteria for designation.

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

The use of embryonic stem cells (“ESCs”), for research and therapy has been the subject of considerable public debate, with many people voicing ethical, legal and social concerns related to their collection and use. Our cells are not ESCs, which have been the predominant focus of this public debate and concern in the United States and elsewhere. However, the distinction between ESCs and non-ESCs, such as our MLCs, is frequently misunderstood by the public. Negative public attitudes toward stem cell therapy could also result in greater governmental regulation of stem cell therapies, which could harm our business. The use of these cells could give rise to ethical and social commentary adverse to us, which could harm the market demand for new products and depress the price of our ordinary shares and ADSs. Ongoing lack of understanding of the difference between ESCs and non-ESCs could negatively impact the public’s perception of our company and product candidates and could negatively impact us.

Additional government-imposed restrictions on, or concerns regarding possible government regulation of, the use of stem cells in research, development and commercialization could also cause an adverse effect on us by harming our ability to establish important partnerships or collaborations, delaying or preventing the development of certain product candidates, and causing a decrease in the price of our ordinary shares and ADSs, or by otherwise making it more difficult for us to raise additional capital. For example, concerns regarding such possible regulation could impact our ability to attract collaborators and investors. Also, existing and potential government regulation of stem cells may lead researchers to leave the field of stem cell research altogether in order to assure that their careers will not be impeded by restrictions on their work. This may make it difficult for us to find and retain qualified scientific personnel.

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

We may be required to participate in FDA Advisory Committee proceedings for some or all of our product candidates which may raise unanticipated safety and other concerns about our product candidates in a public forum.

It is likely that we will have to participate in FDA Advisory Committee proceedings for our aGVHD product candidate as well as potentially other product candidates.  FDA Advisory Committees are convened to conduct public hearings on matters of importance that come before FDA, to review the issues involved, and to provide advice and recommendations to the Agency. New product candidates may be referred for review by Advisory Committees whether FDA has identified issues or concerns in respect of such candidates or not.  Advisory Committee input and recommendations may be used at the discretion of the FDA. Advisory Committee proceedings are in part conducted publicly.  While the recommendations made by Advisory Committees in respect of marketing applications for any product are not dispositive, such determinations and recommendations are often influential, and may be made available publicly and to the advantage of our competitors. In addition, it is possible that safety findings and recommendations as well as other concerns and considerations raised by Advisory Committee members, who constitute a multi-disciplinary group of experts (including representatives/advocates from the consumer sector), may impact FDA’s review of our product candidate submissions or labeling unfavorably.  Furthermore, commentary from Advisory Committee proceedings can figure into future product and other litigation.

We may face competition from biosimilars due to changes in the regulatory environment.

We may face competition from biosimilars due to the changing regulatory environment. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. Under President Trump’s administration, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

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

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative parties or do so on commercially reasonable terms. In addition, these parties are not our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our on-going nonclinical and clinical programs. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical studies may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Third parties may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

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

We are a party to, and continue to seek additional, collaboration arrangements with biopharmaceutical companies for the development and/or commercialization of our current and future product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining certain development and commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Any failure to meet our clinical milestones with respect to an unpartnered product candidate would make finding a collaborator more difficult. Moreover, collaboration arrangements are complex, costly and time consuming to negotiate, document and implement, and we cannot guarantee that we can successfully maintain such relationships or that the terms of such arrangements will be favorable to us. If we fail to establish and implement collaboration or other alternative arrangements, the value of our business and operating results will be adversely affected.

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

We have manufactured clinical quantities of our MLC product candidates in manufacturing facilities, owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We do not have any direct experience in manufacturing commercial quantities of any of our product candidates. The production of any biopharmaceutical, particularly stem cells, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed for clinical trials and any resulting commercialization. If we are unable to do so, our clinical trials and commercialization efforts, if any, may not proceed in a timely fashion and our business will be adversely affected. If any of our product candidates are approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to additional and more demanding regulatory standards. Although we believe that we have developed processes and protocols that will enable us to consistently manufacture commercial-scale quantities of product, we cannot provide assurance that such processes and protocols will enable us to manufacture our product candidates in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.

Further, we have made significant advances in the development of 3-dimensional (“3D”) bioreactor based production for MLCs, the goal of which is to allow us to produce our products at commercial scale. There is no guarantee that we will successfully complete this process or meet all applicable regulatory requirements.  This may be due to multiple factors, including the failure to produce sufficient quantities and the inability to produce cells that are equivalent in physical and therapeutic properties as compared to the products produced using our current two-dimensional, or 2D, manufacturing processes. In the event our transition to 3D manufacturing is unsuccessful, we may not be able to produce our products in a cost-efficient manner and our business may be adversely affected.

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

We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture our product candidates and the product candidates themselves. We rely exclusively on Lonza to supply certain of our product candidates. In addition, we rely on additional third parties to provide various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for disc repair). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:

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

We will rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we intend to rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired.

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

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, stem cell-based products, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more or different resources than are required by the conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our product candidates will depend on a number of factors, including:

•	the efficacy and safety of the product candidate, as demonstrated in clinical trials;
•

the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings or contraindications that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;
•	the cost, safety and efficacy of treatment in relation to alternative treatments;
•	the continued projected growth of markets for our various indications;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects;
•	the effectiveness of our, and our collaborators’, sales and marketing efforts; and
•	sufficient third-party insurance and other payor (e.g., governmental) coverage and reimbursement.

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

We have no sales and marketing infrastructure and, as a company, have limited sales, marketing or distribution experience. Commercializing our product candidates, if such product candidates obtain regulatory approval, would require significant sales, distribution and marketing capabilities. Where and when appropriate, we may elect to utilize contract sales forces or distribution collaborators to assist in the commercialization of our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution/price reporting services for our product candidates, the resulting revenue or the profitability from this revenue to us may be lower than if we had sold, marketed and distributed that product ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute any future products or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our current or any future products effectively.

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

Under the Federal Food, Drug and Cosmetic Act (“FDCA”), and other laws, if any of our product candidates are approved by the FDA, we would be prohibited from promoting our products for off-label uses. This means, for example, that we would not be able to make claims about the use of our marketed products outside of their approved indications, and we would not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. The FDA does not, however, prohibit physicians from prescribing products for off-label uses in the practice of medicine. Should the FDA determine that our activities constituted the promotion of off-label use, the FDA could issue a warning or untitled letter or, through the Department of Justice, bring an action for seizure or injunction, and could seek to impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, and also may figure into civil litigation against us.

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

Currently, the outcome of potential reforms and changes to government negotiation/regulation to healthcare costs are unknown. If there are changes in policy limit reimbursements that we are able to receive through federal programs, it could negatively impact reimbursement levels from those payors and private payors, and our business, revenues or profitability could be adversely affected.

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

Our target patient populations for some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected. Due to the novel nature of our stem cell therapy, the manner and level at which reimbursement is provided for services related to our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials do not clearly demonstrate the efficacy of our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.

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

We are exposed to risks related to our licensees and our international operations, and failure to manage these risks may adversely affect our operating results and financial condition.

We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and, if any such product candidates obtain regulatory approval, our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political and military conditions in such countries. For example, on June 23, 2016, the electorate in the United Kingdom, or UK, voted in favor of leaving the European Union (EU) (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the UK from the EU will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the UK provides a notice of withdrawal pursuant to the EU Treaty. The United Kingdom's vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, which may last for a number of months or years. If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	logistics and regulations associated with shipping cell samples and other perishable items, including infrastructure conditions and transportation delays;
•	potential import and export issues and other trade barriers and restrictions with the U.S. Customs and Border Protection and similar bodies in other jurisdictions;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property and contract rights abroad;
•	changes in diplomatic and trade relationships, including new tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers;
•

tariffs imposed by the U.S. on goods from other countries, including the recently implemented tariffs and additional tariff that have been proposed by the U.S. government on various imports from China and the EU and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on products such as ours, the scope and duration of which, if implemented, remains uncertain;

•	deterioration of political relations between the U.K. and the EU, which could have a material adverse effect on our sales and operations in these countries;
•

changes in social, political and economic conditions or in laws, regulations and policies governing foreign trade, manufacturing, development and investment both domestically as well as in the other countries and jurisdictions into which we sell our products;

•	fluctuations in currency exchange rates and the related effect on our results of operations;
•	increased financial accounting and reporting burdens and complexities;
•	potential increases on tariffs or restrictions on trade generally;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Use of animal-derived materials could harm our product development and commercialization efforts.

Some of the manufacturing materials and/or components that we use in, and which are critical to, implementation of our technology involve the use of animal-derived products, including FBS. Suppliers or regulatory changes may limit or restrict the availability of such materials for clinical and commercial use. While FBS is commonly used in the production of various marketed biopharmaceuticals, the suppliers of FBS that meet our strict quality standards are limited in number and region. As such, to the extent that any such suppliers or regions face an interruption in supply (for example, if there is a new occurrence of so-called “mad cow disease”), it may lead to a restricted supply of the serum currently required for our product manufacturing processes. Any restrictions on these materials would impose a potential competitive disadvantage for our products or prevent our ability to manufacture our cell products. The FDA has issued regulations for controls over bovine material in animal feed. These regulations do not appear to affect our ability to purchase the manufacturing materials we currently use. However, the FDA may propose new regulations that could affect our operations. Our inability to develop or obtain alternative compounds would harm our product development and commercialization efforts. There are certain limitations in the supply of certain animal-derived materials, which may lead to delays in our ability to complete clinical trials or eventually to meet the anticipated market demand for our cell products.

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

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Under the current patent laws, a third party that files a patent application in the USPTO before us for a particular invention could therefore be awarded a patent covering such invention even if we had made that invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application.

The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation and proceedings. These include allowing third party submissions of prior art to the USPTO during patent prosecution and additional procedures for attacking the validity of a patent through USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because a lower evidentiary standard applies in USPTO proceedings compared to the evidentiary standards applied in United States federal courts in actions seeking to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if challenged in a district court action. Accordingly, a third party may attempt to use available USPTO procedures to invalidate our patent claims that would not otherwise have been invalidated if first challenged by the third party in a district court action. The new post-grant review (PGR) proceedings added as of September 2012 by the America Invents Act, which are similar to European “opposition” proceedings and provide third-party petitioners with the ability to challenge the validity of a patent on more expansive grounds than those permitted in other USTPO proceedings, allow for validity to be examined by the USPTO based not only on prior art patents and publications, but also on prior invalidating public use and sales, the presence of non-statutory subject matter in the patent claims and inadequate written description or lack of enablement. Discovery for PGR proceedings is accordingly likely to be expansive given that the issues addressed in PGR are more comprehensive than those addressed in other USPTO proceedings. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

As compared to intellectual property-reliant companies generally, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. These rulings have created uncertainty with respect to the validity and enforceability of patents, even once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

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

Risks Related to Our Business and Industry

If we fail to attract and keep senior management and key scientific and regulatory affairs personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

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

Recruiting and retaining qualified scientific, clinical, manufacturing, regulatory affairs, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements (including arrangements with healthcare providers, opinion leaders, research institutions, distributors and payors) in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of activity relating to pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or, given we are a listed company in Australia and the United States, breach of insider trading laws. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may acquire other companies or assets which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We have in the past and may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. For example, we acquired MSC assets from Osiris Therapeutics, Inc. (“Osiris”) in 2013. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2018, our cumulative operating losses have a total potential tax benefit of $97.4 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after June 30, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032. In addition, we are eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. We currently project to benefit from these incentives in future taxable years. We recognized income of $1.8 million and $1.5 million, respectively, from the Research and Development Tax Incentive program for the years ended June 30, 2018 and 2017. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease.

There can be no assurances that we will continue to benefit from these incentives or that such tax incentive credit programs will not be revoked or modified in any way in the future. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in 2016 and in the May 2018 Federal budget announced its intention to pass certain recommendations of the review panel into law to reduce the research and development tax incentive credits available in certain circumstances. One of the changes announced in May 2018 was to reduce the amount of the research and development tax incentive credits available by capping the annual refundable tax offset amount at A$4.0 million for companies with an annual aggregate turnover of less than A$20.0 million, such as us, however, refundable tax offsets related to spend incurred on clinical trials conducted in Australia would not be capped. If the Research and Development Tax program incentives are revoked or modified, or if we no longer qualify as a small-medium business under the A$20.0 million turnover test or we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.

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

Throughout the clinical trial process, we may obtain the private health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009 (“ARRA”), Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. The EU’s General Data Protection Regulation (“GDPR”), Canada’s Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws and regulations may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

Our operations are subject to anti-corruption laws, including Australian bribery laws, the United Kingdom Bribery Act, and the FCPA and other anti-corruption laws that apply in countries where we do business.

Anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, we participate in collaborations and relationships with third parties, and it is possible that any of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

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

As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We have never declared or paid dividends on our ordinary shares, and we do not anticipate paying dividends in the foreseeable future. Therefore, you must rely on price-appreciation of our ordinary shares or ADSs for a return on your investment.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under the loan facilities with Hercules and NovaQuest or other current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment in our ordinary shares or ADSs will likely only occur if our ordinary share or ADS price appreciates. There is no guarantee that our ordinary shares or ADSs will appreciate in value in the future.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders to obtain a premium from such transactions.

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
•

litigation or investigations involving our company, including: shareholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or clients;

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

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on our company, to the extent such coverage currently exists, or in other cases, may never publish research on our company. If too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares and ADSs would likely be negatively impacted. If one or more of the analysts who cover us downgrade our ordinary shares or ADSs or publish inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares and/or ADSs could decrease, which might cause our price and trading volume to decline.

Risks Related to Ownership of Our ADSs

An active trading market for the ADSs may not develop in the United States.

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

Based upon an analysis of our income and assets for the taxable year ended June 30, 2018, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and as the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other active revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

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

Mesoblast Limited

Mesoblast Limited was incorporated on June 8, 2004 as a public company in Australia under the Corporations Act 2001 with an indefinite duration. On December 16, 2004 we became listed on the Australian Securities Exchange (the “ASX”). On November 13, 2015, we became listed on the Nasdaq Global Select Market (“Nasdaq”) and from this date we have been dual-listed in Australia and the U.S.. Our registered office is located at the following address:

Mesoblast Ltd

Level 38

55 Collins Street

Melbourne VIC 3000

Australia

Telephone: +61 3 9639 6036

Web: www.mesoblast.com

Our agent for service of process in the United States is Mesoblast Inc., 505 Fifth Avenue, Level 3, New York, NY 10017.

For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

Important Corporate Developments

Fiscal year 2018 to date of annual report

July

Entered into a strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. Tasly will receive exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. Mesoblast will receive $40.0 million on closing, $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China. Tasly and Mesoblast plan to leverage each other’s clinical trial results to support their respective regulatory submissions. The transaction is subject to filing with the State Administration of Foreign Exchange.

Shawn Cline Tomasello appointed Non-executive Director bringing substantial commercial and transactional experience to the Board. She was Chief Commercial Officer at Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion and was previously Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21.0 billion.

In July, we announced that on June 29, 2018, we entered into a $50.0 million financing facility with NovaQuest Capital Management, L.L.C. (“NovaQuest”) for the continued development and commercialization of remestemcel-L (MSC-100-IV) for children with steroid refractory acute Graft versus Host Disease (aGVHD). NovaQuest was formed in 2000 as a strategic investment unit within Quintiles (now IQVIA), the world’s largest clinical research organization. On closing, Mesoblast drew $30.0 million and issued $10.0 million in ordinary shares. Prior to maturity in July 2026, the loan is only repayable from net sales of remestemcel-L. Interest payments will be deferred until after the first ex Asia commercial sale of remestemcel-L. The financing is subordinated to the senior creditor, Hercules.

June

Key Day 100 survival outcomes of MSC-100-IV (remestemcel-L), in children with steroid refractory aGVHD presented at the 2018 annual meeting of the International Society for Stem Cell Research (ISSCR in Melbourne. Top line Day 100 results demonstrated 87% survival rate for Day 28 responders to remestemcel-L treatment (33/38), and an overall survival rate of 75% (41/55). The multi-infusion regimen of remestemcel-L was well tolerated.

Joseph R. Swedish joined Mesoblast’s Board of Directors bringing than two decades of healthcare leadership experience as the CEO for major U.S. healthcare organizations, including as Executive Chairman, President and CEO of Anthem Inc., a Fortune 33 company and the leading health benefits provider in the U.S.  He replaced Dr Ben-Zion Weiner.

May	Josh Muntner appointed Chief Financial Officer, based in New York, bringing substantial U.S. corporate finance, transactional and capital markets experience to Mesoblast.

Entered into partnership with Cartherics Pty Ltd (“Cartherics”) to develop allogeneic off-the-shelf CAR-T cells armed with multiple targeting receptors for use in solid cancers. Mesoblast and Cartherics will jointly own the intellectual property produced using their combined technologies.

April

The independent Data Monitoring Committee for the Phase 3 trial evaluating MPC-150-IM in moderate to advanced chronic heart failure conducted a scheduled review of available data from 465 randomized patients and recommended continuation of the trial without modification.

March

Enrollment completed in the Phase 3 trial evaluating a single intra-discal injection of product candidate MPC-06-ID in patients with chronic low back pain due to degenerative disc disease. The 2:1 randomized, placebo-controlled Phase 3 trial enrolled 404 patients across 48 centers in the United States and Australia.

Entered into a $75.0 million non-dilutive, four-year credit facility with Hercules, a leading specialty finance company, drawing the first tranche of $35.0 million on closing. An additional $15.0 million may be drawn on or before Q4 CY2018, and a further $25.0 million may be drawn on or before Q3 CY2019, as certain milestones are met.

February

Phase 3 trial of remestemcel-L in children with steroid refractory aGVHD successfully met the primary endpoint of Day 28 overall response rate. In the 55 children enrolled in the open-label trial conducted across 32 sites in the U.S., the Day 28 OR rate was 69%, a statistically significant increase compared to the protocol-defined historical control rate of 45% (p=0.0003). Among patients who received at least one treatment infusion and were followed up for 100 days (n=50), the mortality rate was 22%,  in contrast to Day 100 mortality rates as high as 70% in patients who fail to respond to initial steroid therapy. The treatment regimen of remestemcel-L was well tolerated.

These Phase 3 study results of remestemcel-L were presented at the tandem annual scientific meetings of the Center for International Blood & Marrow Transplant Research and the American Society of Blood and Marrow Transplantation held in Salt Lake City from February 21-25, 2018.

December

FDA granted Regenerative Medicine Advanced Therapy (RMAT) designation for MPC-150-IM in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices (LVADs). The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions.

Completed enrollment of Phase 3 trial of remestemcel-L in children with aGVHD.

TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), was granted exclusive worldwide access to certain of Mesoblast’s patents to support global commercialization of its adipose-derived mesenchymal stem cell product Alofisel®, previously known as Cx601, for the local treatment of fistulae. As consideration, Mesoblast will receive up to €20.0 million in payments, as well as single digit royalties on net sales of Alofisel®.

Frost & Sullivan named Mesoblast the 2017 Global Technology Leader in the Cell Therapy Industry.

Results from the randomized, placebo-controlled Phase 2 trial of MPC-300-IV over 52 weeks in patients with biologic refractory rheumatoid arthritis (RA) presented at the 2017 American College of Rheumatology Annual Meeting in San Diego

September

A multi-center team of researchers led by Icahn School of Medicine at Mount Sinai Hospital, New York, completed enrollment of a 159-patient Phase 2b trial evaluating MPC-150-IM for the treatment of end-stage heart failure in patients with left ventricular systolic dysfunction and LVADs.

Completion of a fully underwritten 1 for 12 pro-rata accelerated non-renounceable entitlement offer raising approximately A$50.7 million with proceeds to fund Phase 3 clinical programs, commercial manufacturing and ongoing operations.

August

Announced plans to achieve an accelerated market entry of product candidate MPC-150-IM in the treatment of patients with the most advanced stages of chronic heart failure, defined as New York Heart Association stages Class III and Class IV.

Results of the Phase 2a trial of MPC-75-IA for prevention of radiographic and clinical features of knee osteoarthritis after traumatic injury published in Arthritis Research & Therapy. The results showed a single intra-articular injection of MPC-75-IA reduced cartilage loss and bone changes by six months, and improved pain and function for over two years, when compared to controls.

Fiscal year 2017

June

Results from Phase 2 trial in patients with biologic refractory RA were selected by peer review and presented at the European League Against Rheumatism (EULAR) Annual European Congress of Rheumatology.

April

Phase 3 trial of product candidate MPC-150-IM in patients with moderate to advanced chronic heart failure was successful in the pre-specified interim futility analysis of the efficacy endpoint in the trial's first 270 patients. The trial’s Independent Data Monitoring Committee formally recommended that the trial should continue as planned

Received A$3.7 million from the Australian Government for Research & Development activities conducted during the 2016 fiscal year.

FDA cleared the commencement of a 24-patient trial sponsored and funded by the Boston Children’s Hospital and combining Mesoblast's mesenchymal precursor cells (MPCs) with corrective heart surgery in children under the age of 5 with hypoplastic left heart syndrome.

March	Successfully completed a fully underwritten institutional placement of 26.25 million new shares for gross proceeds of approximately $40.0 million.

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

February

39-week data from the Phase 2 trial in patients with RA resistant to anti-Tumor Necrosis Factor agents showed that a single intravenous infusion of the product candidate MPC-300-IV was well tolerated and demonstrated a durable improvement in clinical symptoms, physical function, and disease activity relative to placebo over this period of follow-up.

Results of a new study published in the peer-reviewed journal Stem Cell Research & Therapy showed that a single intravenous infusion of 150 million of the Company’s proprietary allogeneic “off-the-shelf” STRO-3 immunoselected MPCs significantly improved clinical disease severity, reduced joint cartilage erosions, and improved synovial inflammation and histopathology in a large animal model of early RA.

December

Entered into an equity purchase agreement with Mallinckrodt Pharmaceuticals to exclusively negotiate a commercial and development partnership for MPC-06-ID in the treatment or prevention of moderate/severe chronic low back pain due to disc degeneration and MSC-100-IV in the treatment of aGVHD. As consideration, Mallinckrodt purchased approximately 20.04 million of Mesoblast’s ordinary shares for gross proceeds of approximately A$29.6 million.

MD Anderson Cancer Center and the United States National Institutes of Health (NIH) agreed to fund a clinical trial combining MPC-based expansion and ex-vivo fucosylation of hematopoietic stem cells for cord blood transplantation in cancer patients.

November	Phase 3 trial of product candidate MSC-100-IV used as front-line therapy in children with steroid-resistant aGVHD was successful in a pre-specified interim futility analysis.
October	Received the Frost & Sullivan Asia Pacific 2016 Cell Therapy Company of the Year Award.

Results from the Phase 2 trial of product candidate, MPC-300-IV, in patients with diabetic kidney disease published in the peer-reviewed journal EBioMedicine.

September	Mr William (Bill) A. Burns, former Chief Executive Officer (CEO) of Roche Pharmaceuticals, appointed Vice Chairman of Mesoblast.
August

Intellectual property portfolio covering the use of its MPCs in the treatment of rheumatic diseases, including RA, strengthened by the granting of a key patent by the United States Patent and Trademark Office.

Results from Phase 2 trial in biologic refractory RA showed that a single intravenous infusion of product candidate, MPC-300-IV, was well tolerated and demonstrated a dose-related improvement in clinical symptoms, physical function and disease activity relative to placebo through the 12 week primary endpoint.

24 month results from phase 2 trial of chronic low back pain product candidate MPC-06-ID presented at the 24th Annual Scientific Meeting of the Spine Intervention Society and received the 2016 Best Basic Science Abstract award.

July

Announced plans for an early interim analysis on its Phase 3 chronic heart failure trial, projections for annualized cash burn and the establishment of an equity facility to provide up to A$120.0 million funding at the Company’s discretion for up to three years.

4.B	Business Overview

Mesoblast’s leadership in the development and commercialization of allogeneic cellular medicines is based on its disruptive technology platform, proprietary manufacturing processes and multiple Phase 3 assets.

Our off-the-shelf product candidates target advanced stages of diseases with high, unmet medical needs.

Three product candidates are being evaluated in Phase 3 clinical trials for approval by the United States Food and Drug Administration (FDA):

•	MSC-100-IV (remestemcel-L) for steroid refractory acute graft versus host disease;
•	MPC-150-IM for advanced heart failure; and
•	MPC-06-ID for chronic low back pain due to degenerative disc disease.

We also have a promising emerging pipeline of products for follow-on indications.

Two allogeneic mesenchymal stem cell products commercialized by Mesoblast licensees have been approved in Japan and Europe, with both licensees the first to receive full regulatory approval for an allogeneic cellular medicine in these major markets.

Mesoblast’s goal is for MSC-100-IV to be the first commercially available allogeneic mesenchymal stem cell product in the United States.

Disruptive Technology Platform

Mesoblast is developing immuno-selected, culture expanded cellular medicines based on mesenchymal precursor cells (MPCs) and their progeny, mesenchymal stem cells (MSCs). These rare mesenchymal lineage cells (approximately 1:100,000 of bone marrow cells) are found around blood vessels and are central to blood vessel maintenance, repair and regeneration. Preclinical studies have shown that these cells respond to signals associated with tissue damage, secreting mediators that promote tissue repair and modulate immune responses.

Mesoblast’s immuno-selection process provides a homogeneous population of MPCs, which are at the apex of the mesenchymal lineage hierarchy, with receptors that appear to respond to activating inflammation and damaged-tissue signals. This enables targeting of multiple pathways that may result in therapeutic benefits in a number of complex and intractable diseases.

A key feature of Mesoblast’s mesenchymal lineage cells is that they are allogeneic and immune tolerant. They are intended to be administered without the need for donor–recipient matching or recipient immune suppression, and therefore are often referred to as ‘off-the-shelf’ medicines.

Mesenchymal Lineage Stem Cells

Mesenchymal lineage cells are present around blood vessels in all tissues where they can respond effectively to various signals associated with tissue damage. This response includes the secretion of a variety of biomolecules, including growth factors, cytokines, chemokines and immunomodulatory biomolecules that affect various reparative mechanisms associated with the maintenance of tissue health. Based on biologic evidence, the potential beneficial effects of these biomolecules on damaged tissues are believed to include:

•

Blood vessel function and regeneration: Mesenchymal lineage cells play a central role in the maintenance, repair and regeneration of blood vessels. This is achieved in large part through the secretion of growth factors which act on neighboring endothelial cells to promote blood vessel regeneration and function.

•

Tissue repair: Mesenchymal lineage cells represent a key cellular constituent of stem cell niches in multiple adult tissues such as the bone marrow, heart and brain where they facilitate endogenous tissue repair by multiple mechanisms, including promotion of survival and function of mature cells within a given tissue or of the endogenous stem cells with which they are associated in niches within these tissues. This is achieved by secretion of a broad repertoire of bioactive molecules, including chemokines, growth factors and enzymes, which promote survival and proliferation together with remodeling of the extracellular matrix of the tissue.

•

Immunomodulation: Located at the interface between the circulation and the tissues, mesenchymal lineage cells play a physiological role in modulating immune responses via their ability to alter the effector functions of extravasated white blood cells by up-regulation of a battery of secreted immunomodulatory proteins.

Our technology platform enables development of a diverse range of products derived from the mesenchymal cell lineage in adult tissues. MPCs constitute the earliest known cell type in the MLC lineage in vivo.

MPCs can be isolated using monoclonal antibodies and culture-expanded using methods that enable efficient expansion without differentiation. MSCs are defined biologically in culture following density gradient separation from other tissue cell types and following culture by plastic adherence. MSCs presumably represent culture-expanded in vitro progeny of the undifferentiated MPCs present in vivo. The functional characteristics of each cell type enable product development for specific indications.

Allogeneic, Off-the-Shelf, Commercially Scalable Products

Our proprietary mesenchymal lineage cell-based products have distinct biological characteristics enabling their use for allogeneic purposes.

Immune Privilege:  Mesenchymal lineage cells are immune privileged, in that they do not express specific cell surface co-stimulatory molecules that initiate immune allogeneic responses.

Expansion: We have developed proprietary methods that enable the large scale expansion of our cells while maintaining their ability to produce the key biomolecules associated with tissue health and repair. This allows us to produce a cellular product intended to demonstrate consistent and well-defined characterization and activity.

In contrast, autologous stem cell products, which are produced from the patient’s own stem cells, require individual product regulatory testing and do not benefit from manufacturing economies of scale. Moreover, autologous therapies may be vulnerable to significant patient-to-patient variability.

Revenue Generating Products and Late-Stage Assets

Each of Mesoblast’s product candidates has distinct technical characteristics, target indications, individual reimbursement strategy, commercialization potential, and unique partnering opportunities.

Products Commercialized by Licensees

Mesoblast’s licensee in Japan, JCR Pharmaceuticals Co. Ltd., is marketing its mesenchymal stem cell-based product in Japan for the treatment of acute GVHD in children and adults. TEMCELL® HS. Inj., a registered product of JCR Pharmaceuticals Co Ltd., was the first allogeneic cellular medicine to receive full regulatory approval in Japan. Mesoblast receives royalty income on sales of TEMCELL® HS Inj in Japan.

In 2017, Mesoblast granted TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), exclusive access to certain of its patents to support global commercialization of Alofisel®, previously known as Cx601, the first allogeneic mesenchymal stem cell therapy to receive central marketing authorization (MA) approval from the European Commission. Mesoblast will receive royalty income on Takeda’s worldwide sales of Alofisel® in the local treatment of perianal fistulae.

Prioritized Portfolio of Advanced Product Candidates

We have prioritized our therapeutic programs into tiers based on stage of development, largest market opportunities and nearest term revenue potential. Tier 1 programs represent our lead programs where we focus the majority of our time and resources. These product candidates are discussed in detail below. Tier 2 programs are continually evaluated, and we may advance these programs into Tier 1 depending on merit of clinical data generated, market opportunity or collaboration opportunity. Additional product candidates may advance into Tier 1 and Tier 2 going forward.

Our Tier 1 Phase 3 clinical trial evaluating MPC-150-IM for moderate to advanced chronic heart failure is actively recruiting across North America. Our Tier 1 Phase 3 clinical trial evaluating MPC-06-ID for chronic low back pain completed enrollment in March 2018. The Tier 1 Phase 3 trial of MSC-100-IV for acute graft versus host disease in children has successfully met the Day 28 primary endpoint after completing enrollment in December 2017.

Tier 1 Programs

MSC-100-IV for the Treatment of acute Graft versus Host Disease (aGVHD)

Overview

MSC-100-IV is our intravenously delivered product candidate for the treatment of acute steroid-refractory graft versus host disease, or SR-aGVHD, following allogeneic bone marrow transplant. Available data from clinical dose ranging studies identified an effective dose to be 2 million MSCs/kg, body weight, to be administered repeatedly for at least four weeks after diagnosis of aGVHD. For the U.S. market, the unit packaging is 25 million cells per vial for intravenous infusion.

In a bone marrow transplant, donor cells can attack the recipient, causing aGVHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver which can be fatal.

MSC-100-IV was developed to counteract the inflammatory processes by down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of endogenous anti-inflammatory cells to involved tissues.

Currently there are no approved therapies for patients with acute graft versus host disease (SR-aGVHD) in the U.S.

MSC-100-IV has been used for the treatment of aGVHD in children in the U.S., Canada and several European countries under an expanded access program. This program enrolled more than 240 patients suffering from SR-aGVHD.

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

Current Status and Anticipated Milestones

A single-arm, open-label Phase 3 study of 55 pediatric patients with SR-aGVHD treated with our MSC product candidate has completed enrollment. The patients were enrolled in 32 sites across the United States, with 89% of patients suffering from the most severe form, grade C/D aGVHD.

In February this year, this trial met its primary endpoint of Day 28 overall response rate (69% versus 45% historical control rate, p=0.0003). Subsequent top line Day 100 results demonstrated 87% survival rate for Day 28 responders to remestemcel-L treatment (33/38), and an overall survival rate of 75% (41/55). The multi-infusion regimen of remestemcel-L was well tolerated.

Based on interactions with the FDA, Mesoblast believes that successful results from the completed Phase 3 trial, together with Day 180 safety, survival and quality of life parameters in these patients, may provide sufficient clinical evidence to support a BLA filing in the United States, where there are currently no approved products for SR aGVHD. We are currently undertaking pre-BLA and pre-launch activities in regards to this product candidate and intend to pursue a pediatric approval.

MPC-150-IM for the Treatment of Advanced and End-Stage Chronic Heart Failure (CHF) Due to Left Ventricular Dysfunction

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

Two trials of our MPC-150-IM investigational agent are ongoing, our Phase 3 trial in patients with New York Heart Association (NYHA) Class II/III moderate to advanced CHF, and a Phase 2b trial in patients with end-stage CHF implanted with a left ventricular assist device (LVAD). The latter trial is being conducted by a multi-center team of researchers within the United States National Institutes of Health (NIH)-funded Cardiothoracic Surgical Trials Network (CTSN), led by Icahn School of Medicine at Mount Sinai, New York. The National Institute of Neurological Disorders and Stroke, and the Canadian Institutes for Health Research are also supporting this trial.

Market Opportunity

CHF is a chronic condition characterized by an enlarged heart and insufficient blood flow to the organs and extremities of the body. The condition progresses over time and can be caused by many factors that put an excess demand on the heart muscle, including high blood pressure, incompetent valves, infections of the heart muscle or valves, or congenital heart problems.

In 2016, more than 15 million patients in the seven major global pharmaceutical markets are estimated to have been diagnosed with CHF. The American Heart Association estimated in 2017 that prevalence is expected to grow 46% by 2030 in the U.S., affecting more than 8 million Americans.  CHF causes severe economic, social, and personal costs. In the U.S., it is estimated that CHF results in direct costs of $60.2 billion annually when identified as a primary diagnosis and $115.0 billion as part of a disease milieu.

CHF is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system for functional severity of heart failure, established by the NYHA, is:

•	Class I (mild): patients experience none or very mild symptoms with ordinary physical activity
•	Class II (mild): patients experience fatigue and shortness of breath during moderate physical activity
•	Class III (moderate): patients experience shortness of breath during even light physical activity
•	Class IV or end-stage (severe): patients are exhausted even at rest

Risk for recurrent heart failure-related hospitalizations and terminal cardiac events increases progressively with increases in left ventricular volumes, reduction in left ventricular ejection fraction, and progression in NYHA functional class. About 40% of all heart failure patients have a low ejection fraction (<35-40%), NYHA Class II, III or IV CHF, and are at considerable risk of repeated hospitalizations and death despite maximal drug therapy.

Patients with advanced or Class III/IV CHF continue to represent the greatest unmet medical need despite recent advances in new therapeutic agents for heart failure. In contemporary studies, Class III/IV heart failure patients, characterized by heart failure hospitalizations in the previous 12 months, severely impaired baseline cardiac function, increased systolic and diastolic volumes, and elevated B-type natriuretic peptide (BNP) levels, have been reported to have a 50% incidence of terminal cardiac events or cardiovascular hospitalization for decompensated heart failure over a median period of 16.6 months.

The definitive method of treating end-stage disease currently is a heart transplant or implanting a mechanical assist device. Although there are many patients awaiting a heart transplant, due to limited supply there were only 3,191 heart transplants performed in the U.S. in 2016.

Results from our Phase 2 trials in patients with Class II/III CHF and in patients with end-stage CHF requiring mechanical assist devices have shown that our MPCs appear to have the potential to positively impact patients with the advanced forms of CHF due to diminished left ventricular systolic function. We believe that targeting advanced heart failure patients with the most unmet need can provide us with the most effective Phase 3 program, the most efficient path to market, and the opportunity for the most attractive pricing.

Completed Phase 2 Trial in NYHA Class II/III CHF Patients

The primary objective of the Phase 2 study was to evaluate the safety and tolerability of three increasing doses (25, 75, or 150 million cells) of MPCs compared to control in 60 patients with chronic heart failure due to left ventricular systolic dysfunction of either ischemic or non-ischemic etiology. The secondary objectives were to look at efficacy via multiple parameters, and to identify an optimal effective dose and the optimal target population for MPC treatment.

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

Completed Pilot Phase 2a Trial in Patients with End-Stage Heart Failure Requiring Mechanical Support

A multi-center, randomized, double-blind, sham-procedure controlled trial conducted by a team of researchers within the NIH-funded CTSN evaluated 30 patients 2:1 randomized to epicardial injection of 25 million MPCs or medium (control) during LVAD implantation for either bridge-to-transplant or destination therapy.

The results of this trial were presented at the American Heart Association Scientific Sessions 2013 and published in Circulation in June 2014.

This trial has demonstrated feasibility and safety, and suggested that a single low-dose MPC injection improved cardiac function and had an early benefit on survival.

Current Status and Anticipated Milestones

A Phase 2b trial of MPC-150-IM in 159 patients with end-stage heart failure and an implantable LVAD has completed enrollment, with top-line results for the trial's primary endpoint expected before the end of 2018.

The trial is a prospective, multi-center, double-blind, placebo controlled, 2:1 randomized (MPC to placebo), single-dose cohort trial to evaluate the safety and efficacy of injecting a dose of 150 million MPCs into the native myocardium of LVAD recipients. Patients with advanced CHF, implanted with an FDA-approved LVAD as bridge-to-transplant or destination therapy, are eligible to participate in the trial. All patients will be followed until 12 months post randomization.

The primary efficacy endpoint of the study is the number of temporary weans from LVAD tolerated over the 6 months post-randomization, indicating strengthening of the native heart muscle. Additional efficacy endpoints include patient survival, adverse events and rehospitalization rates over 12 months.

In December 2017, the FDA granted Regenerative Medicine Advanced Therapy (RMAT) designation for MPC-150-IM in the treatment of chronic heart failure patients with left ventricular systolic dysfunction and LVADs. The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions.

Program for Class II/III CHF patients

We are conducting a multicenter, double-blinded, 1:1 randomized, sham-procedure-controlled Phase 3 trial of MPC-150-IM in up to 600 Class II/III CHF patients. The trial is actively enrolling patients across North America with NYHA Class II/III disease at high risk of repeated heart failure hospitalizations or a Terminal Cardiac Event (cardiac death, LVAD placement, heart transplant or insertion of an artificial heart). The enrollment criteria for this trial includes a prior decompensated heart failure event (e.g. hospitalization) within the previous nine months and/or very high level of NT-proBNP, a protein used in diagnosis and screening of CHF. These inclusion criteria are expected to result in enrichment for patients with substantial left ventricular contractile abnormality, advanced chronic heart failure due to LV systolic dysfunction and higher risk of recurrent decompensated heart failure hospitalizations and TCEs. This target patient population was shown to respond effectively to treatment with MPC-150-IM in our previous Phase 2 trial.

This events-driven Phase 3 trial is expected to complete enrollment by the end of 2018. The trial’s primary efficacy endpoint is a comparison of recurrent non-fatal HF-MACE between either MPC-treated patients or sham-treated controls.

MPC-06-ID for the Treatment of Chronic Low Back Pain (CLBP)

Overview

MPC-06-ID is our proprietary Phase 3 product candidate being evaluated for the treatment of patients with CLBP caused by degenerative disc disease (DDD). MPC-06-ID consists of a unit dose of 6 million MPCs administered by syringe directly into a damaged disc.

In CLBP, damage to the disc is the result of a combination of factors related to aging, genetics, and micro- injuries, which compromises the disc’s capacity to act as a fluid-filled cushion between vertebrae and to provide anatomical stability. Damage to the disc also results in an inflammatory response with ingrowth of nerves which results in chronic pain. This combination of anatomic instability and nerve ingrowth results in CLBP and functional disability.

With respect to mechanisms of action in CLBP, extensive pre-clinical studies have established that MLCs have anti-inflammatory effects and secrete multiple paracrine factors that stimulate new proteoglycan and collagen synthesis by chondrocytes in vitro and by resident cells in the nucleus and annulus in vivo.

Market Opportunity

In 2016, over 7 million people in the U.S. alone were estimated to suffer from CLBP caused by DDD, of which 3.2 million patients have moderate disease. After failure of conservative measures (medication, injections, epidural steroid physical therapy etc.), there is a need for treatments that both reduce pain and improve function over a sustained period of time. When disc degeneration has progressed to a point that pain and loss of function can no longer be managed by conservative means, major invasive surgery such as spinal fusion is the most commonly offered option.

All therapies for progressive, severe and debilitating pain due to degenerating intervertebral discs treat the symptoms of the disease. However, they are not disease modifying and do not address the underlying cause of the disease. Surgical intervention is not always successful in addressing the patient’s pain and functional deficit. Surgeons estimate that between 50% to 70% of patients ultimately fail back surgery, with failure defined as either not achieving at least a 50% reduction of symptoms within four months or experiencing new-onset pain and spasm. Total costs of low back pain are estimated to be between $100.0 billion and $200.0 billion annually with two thirds of attributed to patients’ decreased wages and productivity.

As a result, we believe that the most significant unmet need and commercial opportunity in the treatment of CLBP is a therapy that has the ability to impact the chronic pain and disability associated with the condition.

Completed Phase 2 Clinical Trial

The primary objective of our Phase 2 study comparing two doses and two controls in 100 patients was to evaluate the safety of MPCs in CLBP. Secondary objectives were to evaluate efficacy parameters such as radiographic, low back pain, function/disability, medication usage, work status and quality of life improvement measures. Patients were evaluated at 1, 3, 6 and 12 months after treatment with longer term follow-up evaluations continuing at 24 and 36 months.

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

Data and analyses of the 36-month Phase 2 trial support the Phase 3 trial of MPC-06-ID for CLBP and the rationale for MPC dose selection, use of saline control, and the trial's endpoints.

Current Status and Anticipated Milestones

The Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 2:1 to receive either 6 million MPCs or saline control.  The trial's primary endpoint of Overall Treatment Success (using a composite of 50% improvement in lower back pain and 15 point improvement in function at both 12 and 24 months with no treatment or surgical interventions at the treated level through 24 months) is an acceptable endpoint, as per guidance from the FDA.

MPC-300-IV for the treatment of Biologic-Refractory Rheumatoid Arthritis and Diabetic Nephropathy

The diverse and potent anti-inflammatory properties of MPCs are the foundation for their usefulness in immune-mediated diseases such as rheumatoid arthritis and diabetic kidney disease (or diabetic nephropathy), where monocytes, macrophages and activated pro-inflammatory T cells play a very active and destructive role in disease pathogenesis through activation of multiple pro-inflammatory cytokine pathways. We have conducted studies in patients with biologic-refractory rheumatoid arthritis and diabetic nephropathy using our other Tier 1 product candidate MPC-300-IV.

In November 2017, we announced 52-week data from a trial in 48 patients who had failed biologics for rheumatoid arthritis. A single intravenous infusion of MPC-300-IV was well tolerated and demonstrated improvement in clinical symptoms, physical function and reduced disease activity relative to placebo. We believe the safety and efficacy results from the Phase 2 trial support further development of this product candidate as a potential first-line treatment option in rheumatoid arthritis patients who have previously received a prior anti-TNF or other biologic agent.

In October 2016, we announced that results from our Phase 2 trial of MPC-300-IV, in 24 patients with diabetic kidney disease were published in the peer-reviewed journal EBioMedicine. The paper, entitled ‘Allogeneic Mesenchymal Precursor Cells (MPC) in Diabetic Nephropathy: A Randomized, Placebo Controlled, Dose Escalation Study’, concluded that a single intravenous infusion of MPC-300-IV was well tolerated and had positive effects on renal function at the 12-week primary endpoint in a Phase 2 trial in adult patients with type 2 diabetic nephropathy. This trial was conducted in Australia.

Tier 2 Programs

In addition, we have conducted preclinical and clinical research with our Tier 2 candidate products in acute cardiac ischemia, Crohn’s disease, spinal fusion and prevention of knee osteoarthritis after an anterior cruciate ligament repair.

Enrollment has completed in our Phase 2 trial for MPC-25-IC for the treatment of acute myocardial infarction (AMI). This trial was a prospective, randomized, placebo-controlled, double blind clinical trial that will analyze the effect of intracoronary infusion of MPCs in 106 patients with a first-time acute ST-elevation myocardial infarction. The therapy was initiated directly following revascularization of the left anterior descending artery, along with standard therapies for AMI. After successful revascularization, the patients were 1:1:1 randomized to receive 12.5 or 25 million MPC or placebo via intracoronary infusion. The primary endpoint of safety was evaluated at 30 days. The secondary efficacy endpoint is defined as reduction in the left ventricular end-systolic volume at 6 months. Additional efficacy parameters from cardiac magnetic resonance and echocardiography will also be evaluated at this time point. Occurrence of MACE events will be evaluated over 24 months with full trial results released following this period.

Complementary Technologies

In addition to establishing what we believe to be the most advanced regenerative medicine product portfolio in the industry, we have also strategically targeted the acquisition of rights to technologies that are complementary to and synergistic with our mesenchymal lineage cell technology platform. The aim of this activity is to maintain our technology leadership position in the regenerative medicine space, while simultaneously expanding our targeted disease applications and managing the life-cycle of our current lead programs.

Our complementary technologies and additional product candidates include other types of mesenchymal lineage cells, cell surface modification technologies, pay-loading technology and protein and gene technologies.

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
•

Distribute—with the exception of procurement and creation of master cell banks, our manufacturing is currently conducted in Lonza’s Singapore facility, and products will be cryopreserved, then shipped to storage sites in the U.S. and other jurisdictions via cryoshippers. Those distribution centers then send the products on to treatment centers in cryoshippers. Treatment centers will either move the products into their own freezers, or receive the cryoshipper in “real time” and product stays in the cryoshipper until thawed for patient use within a well-defined window. We intend to continue utilizing this approach in the future, except that we intend to establish distribution relationships in various regions.

To date our product candidates have been manufactured in two-dimensional, or 2D, planar, 10-layer cell factories, using media containing fetal bovine serum, or FBS.

The relatively small patient numbers and orphan drug designation for MSC-100-IV for aGVHD lead us to believe that 2D manufacturing will be adequate to meet demand for this product candidate if fully approved. We also believe that 2D manufacturing process and facilities are commercially feasible for Phase 3 trial supply and the initial launch of MPC-06-ID for CLBP.

However, to build up commercial supply for certain of our product candidates long-term, we are developing manufacturing processes using three-dimensional, or 3D, bioreactors with greater capacity to improve efficiency and yields, with resulting lower-cost of goods. We intend to evaluate products produced in 3D bioreactors in pre-clinical and potentially clinical studies, which may serve as FDA required comparability studies to 2D if successful.  We are also focusing on the introduction of FBS-free media which has the potential to result in efficiency and yield improvements to the current 2D process which may prove sufficient for commercial production of some of our final products. We intend to conduct comparability studies to illustrate that products produced with this media are equivalent to those produced using FBS based media. While we remain confident in our ability to deliver successful outcomes from each of these activities, any unexpected issues or challenges faced in doing so could delay our programs or prevent us from continuing our programs.

Our manufacturing activities to date have met stringent criteria set by international regulatory agencies, including the U.S. FDA. By using well-characterized cell populations, our manufacturing processes promote reproducibility and batch-to-batch consistency for our allogeneic cell product candidates. We have developed robust quality assurance procedures and lot release assays to support this reproducibility and consistency.

Intellectual Property

We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our MLC cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes, with approximately 770 patents and patent applications across 71 patent families as of August 2018.

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

These patents cover, among other technology areas, a variety of MLCs (including MPCs and MSCs), and the use of MLC for expansion of hematopoietic stem cells, or HSCs. Among the indication-specific issued or pending patents covering product candidates derived from our MLCs are those which are directed to our Tier 1 product candidates: CLBP, CHF, aGVHD and chronic inflammatory conditions such as rheumatoid arthritis (“RA”) and diabetic kidney disease (“DKD”). We also have issued and pending patents covering our Tier 2 and pipeline indications, including inflammatory bowel disease (e.g., Crohn’s disease), neurologic diseases, eye diseases and orthopedic diseases.

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

As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of August 2018, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 79 granted U.S. patents and 46 pending U.S. patent applications; 50 granted Japanese patents and 34 pending Japanese patent applications; 24 granted Chinese patents and 25 pending Chinese patent applications; 40 granted European patents and 41 pending European patent applications; and 55 granted Australian patents and 20 pending Australian patent applications.

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

License and Collaboration Agreements

All of our revenue relates to up-front, royalty and milestone payments recognized under the license and collaboration agreements below. For further information on the categorical revenue breakdown during the last three fiscal years, see “Item 18. Financial Statements – Note 3”.

JCR Pharmaceuticals Co., Ltd.—Hematological Malignancies and Hepatocytes Collaboration in Japan

In October 2013, we acquired all of Osiris Therapeutics, Inc.’s business and assets related to culture expanded MSCs. These assets included assumption of a collaboration agreement with JCR (“JCR Agreement”), which will continue in existence until the later of 15 years from the first commercial sale of any product covered by the agreement and expiration of the last Osiris patent covering any such product. JCR is a research and development oriented pharmaceutical company in Japan. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of HSCs derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. Under the JCR Agreement, JCR obtained rights in Japan to our MSCs, for the treatment of aGVHD. JCR also has a right of first negotiation to obtain rights to commercialize MSC- based products for additional orphan designations in Japan. We retain all rights to those products outside of Japan.

JCR received full approval in September 2015 for its MSC-based product for the treatment of children and adults with acute GVHD, TEMCELL® Hs. Inj.. TEMCELL is the first culture-expanded allogeneic stem cell product to be approved in Japan. It was launched in Japan in February 2016.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. With respect to the First JCR Field, we are entitled to future payments of up to $1.0 million in the aggregate when JCR reaches certain commercial milestones and to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share in the fifties.

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

We have agreed to order a certain percentage of our clinical requirements and commercial requirements for MPC products from Lonza. Lonza has agreed not to manufacture or supply commercially biosimilar versions of any of our product candidates to any third party, during the term of the MSA, subject to our meeting certain thresholds for sales of our products.

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

Central Adelaide Local Health Network Incorporated—Mesenchymal Precursor Cell Intellectual Property

In October 2004, we, through our wholly-owned subsidiary, Angioblast Systems Inc., now Mesoblast, Inc., acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with our use of the Medvet IP, we are obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.5 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) and single-digit royalties on net sales of the specified products for applications outside the specified fields. Additionally, we are obligated to pay CALHNI a double-digit percentage in the teens of any revenue that we receive in exchange for a grant of a sublicense to the Medvet IP in the specified fields. Under the IP Deed, we also granted to Medvet a non-exclusive, royalty-free license to the Medvet IP for non-commercial, internal research and academic research.

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

Osiris Acquisition—Continuing Obligations

In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to MSC-100-IV for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. The maximum amount of future milestone payments we may be required to make to Osiris is $40.0 million. Any ordinary shares or ADSs we issue as consideration for a milestone payment will be subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or

50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a competing product.

Tasly Pharmaceutical Group — Cardiovascular Alliance for China

In July 2018, we entered into a Development and Commercialization Agreement as well as an Investment Agreement with Tasly Pharmaceutical Group (“Tasly”).

The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize in China MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. Tasly will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. On closing, we will receive a $20.0 million upfront technology access fee. Further, we will receive $25.0 million upon product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

Tasly can terminate the Development and Commercialization Agreement with a specified amount of notice, on the later of (a) third anniversary of the agreement coming into effect and (b) receipt of marketing approval in China for each of MPC-150-IM or MPC-25-IC. Mesoblast has termination rights with respect to certain patent challenges by Tasly and if certain competing activities are undertaken by Tasly. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occur.

The Investment Agreement provides for a $20.0 million equity purchase in Mesoblast Limited by Tasly at A$1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day around the date the Investment Agreement was signed.

The closing of both the Development and Commercialization Agreement and the Investment Agreement with Tasly is subject to filing with the State Administration of Foreign Exchange.

TiGenix NV – patent license for treatment of fistulae

In December 2017, we entered into a Patent License Agreement with TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, we received $5.9 million (€5.0 million) as a non-refundable up-front payment. We are entitled to further payments of €5.0 million within 12 months of the patent license agreement date, and up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we will receive single digit royalties on net sales of Alofisel®.

The agreement will continue in full force in each country (other than the United States) until the date upon which the last issued claim of any licensed patent covering Alofisel® expires in such country (currently expected to be 2029) or, with respect to the United States, until the later of (i) the date upon which the last issued claim of any licensed patent covering Alofisel® in the United States expires (currently expected to be around 2031) or (ii) the expiration of the regulatory exclusivity period in the United States with an agreed maximum term.

Either we or Takeda may terminate the agreement for any material breach that is not cured within 90 days after notice thereof. We also have the right to terminate the agreement, with a written notice in the event that Takeda file a petition in bankruptcy or insolvency or Takeda makes an assignment of substantially all of its assets for the benefit of its creditors.

Takeda have the right to terminate their obligation to pay royalties for net sales in a specific country if it is of the opinion that there is no issued claim of any licensed patent covering Alofisel® in such country, subject to referral of the matter to the joint oversight/cooperation committee established under the agreement if we disagree.

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

Product Development Process

All of our product candidates are regulated as biological products by the Center for Biologics Evaluation and Research in the FDA.  In the United States, biological products are subject to federal regulation under the federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service (“PHS”) Act, and other federal, state, local and foreign statutes and regulations. Both the FDCA and the PHS Act, as applicable, and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, import, export, reporting, advertising and other promotional practices involving drugs and biological products. Before clinical testing of a new drug or biological product may commence, the sponsor of the clinical study must submit an application for investigational new drug (“IND”) application to FDA, which must include, among other information, the proposed clinical study protocol(s). To obtain marketing authorization once clinical testing has concluded, a Biologics License Application (“BLA”) must be submitted for FDA approval.

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

•	development and demonstration of a manufacturing process that can produce product of consistent and adequate quality;
•

submission to the FDA of a BLA for marketing approval demonstrating the quality, safety, and efficacy of the product which must be supported by substantial evidence from adequate and well-controlled clinical investigations as well as demonstration of mode of action through non-clinical studies, evidence to support appropriate manufacturing capabilities and controls, and evidence of the stability of the product in the form it is intended to be provided;

•

negotiation with FDA of proposed product labeling (and determination of appropriate risk mitigation strategies and programs, if any required), as well as participation in any required advisory committee proceedings;

•

satisfactory completion of an FDA inspection of all manufacturing, testing and distribution facilities where the product is produced, tested or stored and distributed, to assess compliance with cGMP (good manufacturing practices) to assure that the facilities, methods and controls for production are adequate to preserve the product’s identity, strength, purity and potency;

•	potential FDA inspection of nonclinical facilities and likely inspection of select clinical study sites that generated the data in support of the BLA; and
•	FDA review and approval of the BLA.

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

The clinical study sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study covered by the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. The FDA may also impose clinical holds on a product candidate at any time during clinical studies due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence unless FDA removes the clinical hold and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Clinical studies involve the administration of the product candidate to subjects under the supervision of qualified independent investigators, generally physicians or other qualified scientists and medical personnel who are not employed by or under the study sponsor’s control. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical study will be stopped if certain adverse events, or AEs, should occur. Each new protocol and certain amendments to the protocol must be submitted to the FDA. Clinical studies must be conducted in accordance with the FDA’s cGCP regulations and guidance, and monitored to ensure compliance with applicable regulatory requirements. These include the requirement that written informed consent is obtained from all subjects who participate in the study. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board, or IRB, at or servicing each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent document that must be signed by each clinical study subject or his or her legal representative and must monitor the clinical study until completed. Throughout the study, certain information about certain serious adverse events must be reported to the IRB, in some cases on an expedited basis, and to FDA (as well as to regulators in other countries in which studies of the product are also being conducted).

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

Concurrent with clinical studies, companies usually complete additional animal studies, and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.

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

Other post-approval requirements applicable to drug and biological products include reporting post marketing surveillance to continuously monitor the safety of the approved product.  This is done through the collection of spontaneous reports of adverse events and side effects, the assessment of safety signals, if any, and prescription event monitoring, among other methods. FDA maintains a system of postmarketing surveillance because all possible side effects of a new drug may not be evident in preapproval studies, which involve only several hundred to several thousand patients. Through postmarketing surveillance and risk assessment programs, FDA and sponsors seek to identify adverse events that did not appear during the drug approval process. In addition, FDA monitors adverse events such as adverse reactions and poisonings. FDA may use this information for a variety of purposes to identify safety signals not previously identified with the product, to update drug labeling, and, on rare occasions, to reevaluate the approval or marketing decision with respect to a product.

In addition, post-approval regulatory requirements include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of drug and biological products. The FDA will also conduct routine scheduled and unannounced inspections of drug production and control facilities and processes, using field investigators and analysts, to assure ongoing safety and effectiveness of approved marketed products. Inspections may be made in conjunction with regulators from other jurisdictions and in certain cases, inspection findings and observations may be made public or may impair our ability to use the inspected facility, or to continue to produce and market a product.

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

A new biologic is granted 12 years of exclusivity from the time of first licensure during which a biosimilar may not be launched.

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

In addition to law and regulation specific to drug development, we note that new data protection regulations that have gone into effect in Europe are likely to have a significant impact on our activities, personnel, and may have an impact on our ability to timely complete clinical trials and effectively develop and commercialize our product candidates. The General Data Protection Regulation (the “GDPR”) was approved and adopted by the EU Parliament in April 2016 and went into effect on May 25, 2018. Unlike a Directive, the GDPR does not require any enabling legislation to be passed by any government. The GDPR not only applies to organizations located within the EU but may also apply to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects or if they process the personal data of subjects residing in the European Union. The implications of this regulation are therefore far reaching and may impose significant burdens on the Company and its processes and systems. Additionally, the UK government has implemented a Data Protection Bill, which also went into effect on May 25, 2018, that substantially implements the GDPR. For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

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

There are also an increasing number of state “sunshine” laws that require manufacturers to make reports to states on pricing and marketing information, as well as regarding payments to healthcare professionals. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit certain other sales and marketing practices. State laws are not harmonized and contain different reporting requirements and restrictions which must be noted and adhered to. We currently do not report under these state  laws, but will be required to do if we are successful in obtaining marketing authorization for our products.  We will need to develop the infrastructure or rely on third party contractors to assist us in our compliance with these laws, and failure to comply may result in financial and other penalties and consequences. In addition, beginning in 2013, a similar “sunshine” federal requirement began requiring manufacturers to track and report to the federal government certain payments and other transfers of value made to certain covered recipients, including physicians and other healthcare professionals, and teaching hospitals. In addition to payments, reporting may encompass requirements to report on ownership or investment interests held by physicians and their immediate family members. The efforts and resources needed to track and report payments go well beyond our affiliates operating in the United States, as reporting is required also for payments made by affiliated entities in many cases to US covered recipients. In other jurisdictions (eg, Australia, Japan and Europe) similar “sunshine-like” laws have also been adopted, which may require disclosure of certain payment and other information to covered recipients. Extensive administration and systems, including to aggregate and categorize spend, are necessary in order to enable compliant and timely reporting under these requirements. The US federal government began disclosing the reported information on a publicly available website in 2014. These laws may affect our development, sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise fail to comply with these laws, we could be subject to the penalty and sanctions of the pertinent state and federal authorities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-approval requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2018. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

4.C	Organizational Structure

See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note  12” and Exhibit 8.1 to this Annual Report.

4.D	Property, Plants and Equipment

We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$815,000 per year for this lease, which expires in April 2020. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay $1,073,000 per year for this lease. We also lease laboratory and office space in Singapore. We pay approximately S$348,000 per year for this lease, which expires in December 2018. We also lease laboratory and office space in Texas and pay approximately $201,000 per year for this lease, which expires in December 2019. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects
5.A	Operating Results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.

Financial Overview

We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. For the year ended June 30, 2018, we had an accumulated deficit of $380.2 million. Our net loss for the year ended June 30, 2018 was $35.3 million.

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

•	further develop and implement our proprietary manufacturing processes and expand our manufacturing capabilities and resources for commercial production;
•	seek coverage and reimbursement from third-party payors, including government and private payors for future products;

•	make interest payments, principal repayments and other charges on our debt financing arrangements;
•	make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•	seek to maintain, protect, and expand our intellectual property portfolio; and
•	seek to attract and retain skilled personnel.

We expect our research and development expenditure to decrease over the next 12 to 24 months if we are able to successfully partner one or more of our products. We expect management and administration expenses to remain relatively consistent. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our selling, general and administrative expenses as we move towards commercialization. Therefore we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. As described in “Item 18 Financial Statements – Note 1(i)”, a fully discretionary equity facility remains for up to A$120 million/US$90 million over 12 months to provide additional funds as required. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see “Item 18. Financial Statements – Note 1(i).”

Commercialization and Milestone Revenue. Commercialization and milestone revenue relates to up-front, royalty and milestone payments recognized under development and commercialization agreements.

Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenue as earned over the respective performance period.

In the year ended June 30, 2018, we recognized $3.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co., Ltd (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $1.4 million for the year ended June 30, 2017. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2018, we recognized $11.8 million (€10.0 million) in milestone revenue in relation to our patent license agreement with TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product, Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. Within this $11.8 million, $5.9 million (€5.0 million) was recognized in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and $5.9 million (€5.0 million) in milestone revenue was recognized in relation to further payments due within 12 months from the patent license agreement date for product Alofisel®. There was no milestone revenue recognized in relation to the Takeda agreement in the year ended June 30, 2017. In the year ended June 30, 2018, we also recognized $1.5 million in milestone revenue upon our licensee JCR, achieving a sales milestone on cumulative net sales of TEMCELL in Japan, compared with $0.5 million in the year ended June 30, 2017. These amounts were recorded in revenue as there are no further performance obligations required in regards to these milestones.

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

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, probability of success, market penetration, market population, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized a net remeasurement gain of $10.5 million and a net remeasurement loss of $0.1 million for the years ended June 30, 2018 and 2017, respectively.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise tax incentives and foreign exchange gains and losses.

Tax incentives comprise payments from the Australian government’s Innovation Australia Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2018 and 2017, the rate of the refundable tax offset is 43.5%. We recognized income of $1.8 million and $1.5 million, respectively, from the Research and Development Tax Incentive program for the years ended June 30, 2018 and 2017.

Foreign withholding tax primarily relates to the tax on revenue recognized from our patent license agreement with Takeda entered into in December 2017. We recognized $0.7 million of foreign withholding tax in the year ended June 30, 2018 and $Nil in the year ended June 30, 2017.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency deposits held across the Mesoblast Group, including U.S. dollar deposits held in Mesoblast Limited and Euro deposits and receivables held in the Swiss and Singapore entities, respectively, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized foreign exchange gains of $0.2 million in the year ended June 30, 2018 and $Nil in the year ended June 30, 2017.

Finance Costs. Finance costs consist of accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the “Tax Act”), which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%. We recognized the tax effects of the Tax Act in the year ended June 30, 2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%. We recognized a non-cash income tax benefit of $30.7 million in the year ended June 30, 2018 and $13.4 million in the year ended June 30, 2017.

Results of Operations

Comparison of Our Results for the Year ended June 30, 2018 with the Year ended June 30, 2017

The following table summarizes our results of operations for the years ended June 30, 2018 and 2017, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2018	2017	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$3,641	1,444	2,197	152%
Milestone revenue	13,334	500	12,834	NM
Interest revenue	366	468	(102)	(22%)
Total revenue	17,341	2,412	14,929	NM

Research & development	(65,927)	(58,914)	(7,013)	12%
Manufacturing commercialization	(5,508)	(12,065)	6,557	(54%)
Management and administration	(21,907)	(23,007)	1,100	(5%)
Fair value remeasurement of contingent consideration	10,541	(130)	10,671	NM
Other operating income and expenses	1,312	1,489	(177)	(12%)
Finance costs	(1,829)	—	(1,829)	NM
Loss before income tax	(65,977)	(90,215)	24,238	(27%)
Income tax benefit/(expense)	30,687	13,400	17,287	129%
Loss attributable to the owners of Mesoblast Limited	$(35,290)	$(76,815)	41,525	(54%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(7.58)	(19.25)	11.67	(61%)
Diluted - losses per share	(7.58)	(19.25)	11.67	(61%)

* NM = not meaningful.

Revenue

Revenues were $17.3 million for the year ended June 30, 2018, compared with $2.4 million for the year ended June 30, 2017, an increase of $14.9 million. The following table shows the movement within revenue for the years ended June 30, 2018 and 2017, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Revenue:
Milestone revenue	$13,334	500	12,834	NM
Commercialization revenue	3,641	1,444	2,197	152%
Interest revenue	366	468	(102)	(22%)
Revenue	$17,341	$2,412	14,929	NM

Milestone revenue was $13.3 million in the year ended June 30, 2018, an increase of $12.8 million as compared with $0.5 million in the year ended June 30, 2017. This $12.8 million increase in the year ended June 30, 2018 is due to increases in milestone revenues for Alofisel®, licensed with Takeda, and TEMCELL, licensed with JCR. There was an $11.8 million increase in milestone revenue recognized in relation to our patent license agreement with Takeda. Within this $11.8 million, $5.9 million was recognized in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and $5.9 million of milestone revenue was recognized in relation to further payments due within 12 months of the patent license agreement date for product Alofisel®. There was no milestone revenue recognized in relation to the Takeda agreement in the year ended June 30, 2017. We also recognized $1.5 million and $0.5 million in milestone revenue during the years ended June 30, 2018 and 2017, respectively, upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan, an increase of $1.0 million.

Commercialization revenue was $3.6 million in the year ended June 30, 2018, an increase of $2.2 million as compared with $1.4 million in the year ended June 30, 2017. This $2.2 million increase in commercialization revenue is from royalty income earned on sales of TEMCELL in Japan by our licensee JCR, with $3.6 million of royalty revenue recognized in the year ended June 30, 2018 compared with $1.4 million of royalty revenue recognized in the year ended June 30, 2017.

The $0.1 million decrease in interest revenue from the year ended June 30, 2018 compared with the year ended June 30, 2017 was primarily driven by us retaining higher cash reserves in the year ended June 30, 2017, when compared with the year ended June 30, 2018.

Research and development

Research and development expenses were $65.9 million for the year ended June 30, 2018, compared with $58.9 million for the year ended June 30, 2017, an increase of $7.0 million.  The $7.0 million increase in research and development expenses primarily reflects an increase in expenditures on our clinical program for MPC-150-IM.

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Research and development:
Third party costs	$44,192	$37,249	6,943	19%
Product support costs	16,861	17,122	(261)	(2%)
Intellectual property support costs	3,258	3,208	50	2%
Amortization of current marketed products	1,616	1,335	281	21%
Research and development	$65,927	$58,914	7,013	12%

Third party costs, which consist of all external expenditure on our research and development programs, increased by $6.9 million in the year ended June 30, 2018 compared with the year ended June 30, 2017.

Within this $6.9 million increase, there was a $12.4 million increase in third party costs for the advancement of our Tier 1 products due to clinical advancement during the period for the year ended June 30, 2018 compared with the year ended June 30, 2017. In the year ended June 30, 2018 we incurred costs on our MPC-150-IM (CHF), MPC-06-ID (CLBP), MSC-100-IV (aGVHD) and MPC-300-IV (inflammatory conditions) Tier 1 products.  The increase in Tier 1 third party costs were offset by a $5.5 million decrease in third party costs for our Tier 2 and pipeline products for the year ended June 30, 2018 compared with the year ended June 30, 2017 as we prioritized our funds towards Tier 1 products.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development functions, have decreased by $0.2 million for the year ended June 30, 2018 compared with the year ended June 30, 2017.  In the year ended June 30, 2018, operational streamlining initiatives from the June 2016 strategic review were maintained resulting in full time equivalents reducing by 4.3 (9%) from 48.4 for the year ended June 30, 2017 to 44.1 for the year ended June 30, 2018. This led to cost savings of $0.9 million across salaries and associated costs and $0.1 million in consulting expenses, for the year ended June 30, 2018 compared with the year ended June 30, 2017. The cost savings of $1.0 million in the year ended June 30, 2018 were offset by an increase of $0.8 million in share based payment expenses in the year ended June 30, 2018 compared with the year ended June 30, 2017.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents. These costs remained consistent in the year ended June 30, 2018 compared with the year ended June 30, 2017.

Amortization of current marketed products increased by $0.3 million from $1.3 million for the year ended June 30, 2017 to $1.6 million for the year ended June 30, 2018.

Manufacturing commercialization

Manufacturing commercialization expenses, which consist of fees paid to our contract manufacturing organizations and laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, decreased by $6.6 million from the year ended June 30, 2017 compared with the year ended June 30, 2018. The decrease was primarily due to a reduction in the number of production runs completed in the year ended June 30, 2018 compared with the year ended June 30, 2017 due to the clinical supply demands for all ongoing trials being met.

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Manufacturing commercialization:
MSC platform technology	$2,317	$(285)	2,602	NM
MPC platform technology	745	10,058	(9,313)	(93%)
Manufacturing support costs	2,446	2,292	154	7%
Manufacturing commercialization	$5,508	$12,065	(6,557)	(54%)

The MSC-based manufacturing commercialization expenses increased by $2.6 million in the year ended June 30, 2018 compared with the year ended June 30, 2017 primarily due to a credit of $1.2 million relating to a Goods and Services-Tax (“GST”) received in the year ended June 30, 2017 for MSC-based product expenditure incurred in prior years. There was also an increase of $1.4 million in the year ended June 30, 2018, compared with the year ended June 30, 2017, relating to an increase in process validation activities for MSC-based manufacturing.

The MPC-based manufacturing commercialization expenses decreased by $9.3 million in the year ended June 30, 2018 compared with the year ended June 30, 2017 as there were no production runs required for MPC-based clinical supply in the year ended June 30, 2018, whereas in the year ended June 30, 2017, we incurred costs for materials and completed a number of production runs for our MPC-based products to meet clinical supply.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions, increased by $0.1 million from $2.3 million for the year ended June 30, 2017 to $2.4 million for the year ended June 30, 2018. In the year ended June 30, 2018, operational streamlining initiatives from the June 2016 strategic review were maintained resulting in full time equivalents decreasing by 0.9 (11%) from 7.9 for the year ended June 30, 2017 to 7.0 for the year ended June 30, 2018 resulting in cost savings of $0.2 million in salaries and associated expenses. The cost savings of $0.2 million in the year ended June 30, 2018 were offset by an increase of $0.1 million in share based payment expenses and an increase of $0.2 million in consultancy fees in the year ended June 30, 2018 compared with the year ended June 30, 2017.

Management and administration

Management and administration expenses were $21.9 million for the year ended June 30, 2018, compared with $23.0 million for the year ended June 30, 2017, a decrease of $1.1 million. This decrease was primarily due to a reduction of corporate overheads and legal and professional fees.

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Management and administration:
Labor and associated expenses	$11,237	$10,678	559	5%
Corporate overheads	7,824	8,689	(865)	(10%)
Legal and professional fees	2,846	3,640	(794)	(22%)
Management and administration	$21,907	$23,007	(1,100)	(5%)

Labor and associated expenses increased by $0.6 million from $10.6 million for the year ended June 30, 2017 to $11.2 million for the year ended June 30, 2018. There was an increase in full time equivalents of 0.6 (2%) from 24.9 for the year ended June 30, 2017 to 25.5 for the year ended June 30, 2018, however overall costs of salaries and associated expenses remained consistent in the year ended June 30, 2018 compared with the year ended June 30, 2017. There was an increase of $0.3 million across recruitment and other expenses and an increase of $0.2 million in short term incentives for the year ended June 30, 2018 compared with the year ended June 30, 2017. This increase was offset by a decrease of $0.1 million in consultancy expenses in the year ended June 30, 2018, compared with the year ended June 30, 2017. Labor and associated expenses also experienced unfavorable exchange rate fluctuations of $0.2 million in the year ended June 30, 2018 compared with the year ended June 30, 2017, as the A$ strengthened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses decreased by $0.9 million from $8.7 million for the year ended June 30, 2017 to $7.8 million for the year ended June 30, 2018 as operational streamlining from the strategic review in June 2016 enabled us to reduce rent and information technology support services. There was also a reduction in depreciation expenses as a result of certain manufacturing assets being fully depreciated in June 2017.

Legal and professional fees decreased by $0.8 million from $3.6 million for the year ended June 30, 2017 to $2.8 million for the year ended June 30, 2018 as legal activities decreased in the period.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $10.5 million gain for the year ended June 30, 2018 compared with a $0.1 million loss for the year ended June 30, 2017, an increase of $10.6 million. The $10.5 million gain for the year ended June 30, 2018 is due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain is a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, product pricing, market penetration, market population and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

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

Other operating income and expenses

Other operating income and expenses were $1.3 million for the year ended June 30, 2018, compared with $1.5 million for the year ended June 30, 2017, a decrease of $0.2 million. The following table shows movements within other operating income and expenses for the years ended June 30, 2018 and 2017, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Other operating income and expenses:
Research and development tax incentive income	$1,807	$1,532	275	18%
Foreign withholding tax	(656)	—	(656)	NM
Foreign exchange gains/(losses) (net)	161	(43)	204	NM
Other operating income and expenses	$1,312	$1,489	(177)	(12%)

Research and development tax incentive income increased by $0.3 million from $1.5 million for the year ended June 30, 2017 to $1.8 million for the year ended June 30, 2018. We have recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentive available to us based on available information at the time. We employ independent tax specialists to review, on an annual basis, the quantum of our previous research and development tax claims and our on-going eligibility to claim the research and development tax incentive in Australia.

Of the $1.8 million research and development tax incentive recorded in other income for the year ended June 30, 2018, $0.1 million of income relates to a change in the original estimate of the research and development tax incentive income that we would receive from the Australian Government for the year ended June 30, 2017.

Within the $1.5 million research and development tax incentive recorded in other income for the year ended June 30, 2017, there is a reversal of $0.1 million of income due to a change in the original estimate of the research and development tax incentive income for the year ended June 30, 2016.

In the year ended June 30, 2018, we recognized $0.7 million of foreign withholding tax expenses primarily related to revenue recognized from our patent license agreement with Takeda entered into in December 2017. There were no foreign withholding tax expenses recognized in the year ended June 30, 2017.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors and for the year ended June 30, 2017 these balances were minimal and therefore only minor foreign exchange losses have been recognized. In the year ended June 30, 2018 we recognized a foreign exchange gain of $0.2 million, primarily due to movements in exchange rates on Euro deposits and receivables held in the Swiss and Singapore entities, respectively, as the US$ appreciated against the Euro.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Finance costs:
Interest expense	$1,829	—	1,829	NM
Finance costs	$1,829	—	1,829	NM

In the year ended June 30, 2018, we recognized $1.8 million of interest expenses in relation to our loan and security agreement entered into with Hercules Capital Inc. (“Hercules”) on March 6, 2018. Within this $1.8 million, $1.1 million was recognized in relation to interest expense accrued on the loan balance within the year and a further $0.7 million of interest expense was recognized in relation to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2018 using the effective interest rate method over the period of initial recognition through maturity. There was no interest expense recognized in the year ended June 30, 2017.

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2018	2017	$ Change	% Change
Loss before income tax	$(65,977)	$(90,215)	24,238	(27%)
Income tax benefit/(expense)	30,687	13,400	17,287	129%
Loss after income tax	$(35,290)	$(76,815)	41,525	(54%)

Loss before income tax was $66.0 million for the year ended June 30, 2018 compared with $90.2 million for the year ended June 30, 2017, a decrease in the loss of $24.2 million. This decrease is the net effect of the changes in revenues and expenses which have been fully discussed above.

A non-cash income tax benefit of $30.7 million was recognized in the year ended June 30, 2018 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period, primarily due to a revaluation of our deferred tax assets and liabilities recognized as a result of changes in tax rates. Deferred taxes are measured at the rate in which they are expected to settle within the respective jurisdictions, which can change based on factors such as new legislation or timing of utilization and reversal of associated assets and liabilities. On December 22, 2017, the United States signed into law the Tax Act, which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%.  We recognized the tax effects of the Tax Act in the year ended June 30, 2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%.

A non-cash income tax benefit of $13.4 million was recognized in the year ended June 30, 2017 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Comparison of Our Results for the Year ended June 30, 2017 with the Year ended June 30, 2016

The following table summarizes our results of operations for the year ended June 30, 2017 and 2016, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in thousands except per share information)	2017	2016	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$1,444	$37,969	(36,525)	(96%)
Milestone revenue	500	3,500	(3,000)	(86%)
Interest revenue	468	1,079	(611)	(57%)
Total revenue	2,412	42,548	(40,136)	(94%)

Research & development	(58,914)	(50,013)	(8,901)	18%
Manufacturing commercialization	(12,065)	(29,763)	17,698	(59%)
Management and administration	(23,007)	(22,500)	(507)	2%
Fair value remeasurement of contingent consideration	(130)	28,112	(28,242)	NM
Other operating income and expenses	1,489	2,714	(1,225)	(45%)
Impairment of intangible assets	—	(61,919)	61,919	NM
Loss before income tax	(90,215)	(90,821)	606	(1%)
Income tax benefit/(expense)	13,400	86,694	(73,294)	(85%)
Loss attributable to the owners of Mesoblast Limited	$(76,815)	$(4,127)	(72,688)	NM

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(19.25)	(1.13)	(18.12)	NM
Diluted - losses per share	(19.25)	(1.13)	(18.12)	NM

* NM = not meaningful.

Revenue

Revenues were $2.4 million for the year ended June 30, 2017, compared with $42.5 million for the year ended June 30, 2016, a decrease of $40.1 million. The following table shows the movement within revenue for the year ended June 30, 2017 and 2016, together with the changes in those items.

	Year ended June 30,
(in thousands)	2017	2016	$ Change	% Change
Revenue:
Commercialization revenue	$1,444	$37,969	(36,525)	(96%)
Milestone revenue	500	3,500	(3,000)	(86%)
Interest revenue	468	1,079	(611)	(57%)
Revenue	$2,412	$42,548	(40,136)	(94%)

Commercialization revenues were $1.4 million in the year ended June 30, 2017, a decrease of $36.5 million as compared with $38.0 million in the year ended June 30, 2016.  This $36.5 million decrease in the year ended June 30, 2017 is due to the recognition of $37.5 million of revenue for the year ended June 30, 2016, being the recognition of the remaining unamortized portion of the initial up-front payments of $130.0 million received under the development and commercialization agreement (“DCA”) with Teva over our initial estimated development program term, compared with $Nil in the year ended June 30, 2017 as we had fully recognized the remaining deferred revenue amounts relating to the $130 million up-front payment in June 2016, when we regained full world-wide rights from Teva on our product candidate MPC-150-IM. This decrease of commercialization revenue in the year ended June 30, 2017 was offset by an increase of $1.0 million relating to royalty income earned on sales of TEMCELL in Japan since the launch of the product on February 24, 2016 by our licensee JCR, with $1.4 million of royalty revenue recognized in the year ended June 30, 2017, compared with $0.4 million of royalty revenue recognized in the year ended June 30, 2016.

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

	Year ended June 30,
(in thousands)	2017	2016	$ Change	% Change
Manufacturing commercialization:
MPC platform technology	$10,058	$8,235	1,823	22%
MSC platform technology	(285)	17,993	(18,278)	(102%)
Manufacturing support costs	2,292	3,535	(1,243)	(35%)
Manufacturing commercialization	$12,065	$29,763	(17,698)	(59%)

The MPC-based manufacturing commercialization expenses increased by $1.8 million in the year ended June 30, 2017 compared with the year ended June 30, 2016. There was a $4.1 million increase as a result of purchases of materials and 100% of the production runs being for MPC-based clinical supply in the year ended June 30, 2017 whereas 19% of production was for MPC-based clinical supply in the year ended June 30, 2016. This was offset by a $2.3 million decrease due to a reduction in process development activities in year ended June 30, 2017 compared with the year ended June 30, 2016.

The MSC-based manufacturing commercialization expenses decreased by $18.3 million in the year ended June 30, 2017 compared with the year ended June 30, 2016. $17.1 million of this decrease was a result of no MSC-based production being undertaken in the year ended June 30, 2017 whereas 81% of production runs in the year ended June 30, 2016 were for MSC-based clinical supply. The remaining decrease of $1.2 million relates to a GST credit received in the year ended June 30, 2017 for MSC-based product expenditure incurred in prior years.

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

Impairment of intangible assets

Impairment of intangible assets was $61.9 million for the year ended June 30, 2016, compared with $Nil for the year ended June 30, 2017. As a consequence of the June 2016 strategic review we recognized a $61.9 million non-cash impairment charge in the year ended June 30, 2016 relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood.  As of June 30, 2016 we had completed the enrollment of Phase IIa MPC-MICRO-IO clinical trial and we were in a Phase III MPC-CBE clinical trial. We had suspended further patient enrollment of both programs as we prioritized the funding of our Tier 1 product candidates. Existing and future cash resources will be primarily directed to the delivery of Tier 1 product candidates for the foreseeable future and therefore we are unable to ascertain when MPC-MICRO-IO and MPC-CBE patient enrollment will be restarted.  Accordingly, impairment losses for the full carrying amounts of the intangible assets relating to product candidates MPC-MICRO-IO and MPC-CBE were recognized in line with our accounting policy.

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

Certain Differences Between IFRS and U.S. GAAP

IFRS differs from U.S. GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and U.S. GAAP. Our significant accounting policies are described in “Item 18 Financial Statements – Note 22”.

Quantitative and Qualitative Disclosure about Market Risk

The following sections provide quantitative information on our exposure to interest rate risk, share price risk, and foreign currency exchange risk. We make use of sensitivity analyses which are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions. For further assessment on our market risks, see “Item 18. Financial Statements – Note 10(a).”

Foreign currency exchange risk

We have foreign currency amounts owing primarily in our Australian parent entity, whose functional currency is the A$, relating to clinical, regulatory and overhead activities.  We also have foreign currency amounts owing to us in our Switzerland and Singapore entities, whose functional currencies are the US$. These amounts relate to revenue recognized from our patent license agreement with Takeda entered into in December 2017. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on our financial performance.

We manage the currency risk by evaluating levels to hold in each currency by assessing our future activities which will likely be incurred in those currencies where possible. We haven’t entered into any hedges over our foreign currency investments or receivables held.

Interest rate risk

Our main interest rate risk arises from long-term borrowings with a floating interest rate under our loan facility with Hercules, which exposes us to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. This interest rate risk can be managed with consideration of interest rate swaps which can be entered into to convert the floating interest rate to a fixed interest rate as required. Additionally, we can repay the loan facility at our discretion and we can also refinance if we are able to achieve terms suitable to us in the marketplace or from Hercules.

The Group did not enter into any interest rate swaps during the year ended June 30, 2018.

We are also exposed to interest rate risk that arises through movements in interest income we earn on our deposits. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by spreading the maturity dates of our deposits across various periods.  Our strategy of entering into new deposits as old deposits mature and reinvesting surplus funds ensures that we spread the timing of new deposits which assists us to achieve the average interest rates available in the market throughout the year. We also ensure that sufficient funds are available, in at-call accounts, to meet our cash flow requirements.

Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest Capital Management, L.L.C. (“NovaQuest”), where the timing and amounts of principal and interest payments is dependent on net sales of product candidate MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Income Statement as income or expense in the period the revision is made.

We do not consider any exposure to price risk other than those already described above.

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

TiGenix arrangement

In December 2017, we entered into a patent license agreement with TiGenix NV, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product, Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, we received $5.9 million (€5.0 million) as a non-refundable up-front payment. We are entitled to further payments of €5.0 million within 12 months of the patent license agreement date, and up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we will receive single digit royalties on net sales of Alofisel®.

In the year ended June 30, 2018, we recognized $11.8 million in milestone revenue in relation to our patent license agreement with Takeda. Within this $11.8 million, $5.9 million (€5.0 million) was recognized in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and $5.9 million (€5.0 million) was recognized in relation to further payments due within 12 months of the patent license agreement date for product Alofisel®. These amounts were recorded in revenue as there are no further performance obligations required in regards to these milestones.

On the basis that this agreement was entered into in December 2017, there was no milestone revenue recognized in the year ended June 30, 2017 in relation to this agreement.

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

In the year ended June 30, 2018, we recognized $3.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan since the launch of the product on February 24, 2016, by our licensee JCR, compared with $1.4 million for the year ended June 30, 2017. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2018, we recognized $1.5 million in cumulative net sales milestone revenue upon our licensee, JCR, reaching milestones for sales of TEMCELL in Japan compared with $0.5 million in the year ended June 30, 2017. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

Government grant income

Revenue from government grants is recognized in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The Australian government allows a refundable tax offset to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending at the rate of 43.5% for periods from July 1, 2016. We have assessed our research and development activities and expenditure to determine which of these costs are likely to be eligible under the incentive scheme. At each period end, we estimate and recognize the refundable tax offset available to us based on available information at the time.

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

In-process research and development

IFRS requires that acquired in-process research and development be initially measured at fair value and carried as an indefinite life intangible asset subject to impairment reviews. We have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 and $24.0 million was reclassified to current marketed products upon the TEMCELL asset becoming available for use in Japan. In 2016, we fully impaired $61.9 million of in-process research and development relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood, as we suspended further patient enrollment of the Phase IIa MPC-MICRO-IO clinical trial and the Phase III MPC-CBE clinical trial as we prioritized the funding of our Tier 1 product candidates. We still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed. The remaining carrying amount of in-process research and development as at June 30, 2018 and June 30, 2017 was $427.8 million.

All in-process research and development recognized on our balance sheet is a result of a business acquisition and is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form. Indefinite life intangible assets are not amortized but rather are tested for impairment annually in the fourth quarter of each year in accordance with IAS 36 Impairment of Assets which requires testing annually, or whenever there is an indication that an asset may be impaired. There was no impairment charge recognized during the year ended June 30, 2018.

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

Management maintains internal valuations of each asset annually (or more frequently should indicators of impairment be identified) and valuations from independent experts are requested periodically, within every three year period. The internal valuations are continually reviewed by management and consideration is given as to whether there are indicators of impairment which would warrant impairment testing. An external valuation of our assets was carried out by an independent expert as at June 30, 2017 with the recoverable amount of each asset exceeding its carrying amount. No impairment charge was recognized during the year ended June 30, 2018.

The recoverable amount of our cash generating unit, including goodwill and in-process research and development, exceeded the carrying amounts in the annual impairment testing completed in June 2018 and therefore no impairment charges were recorded.

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

As at June 30, 2018 and June 30, 2017, we did not hold any deposits with maturity dates between 3 months and 12 months and therefore we did not hold any deposits classified as short term investments.

Fair Value Measurements

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of the fair value measurements by level of the following fair value measurement hierarchy.

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

Our level 3 asset consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2018 and June 30, 2017.

Our level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2018 and June 30, 2017. There were no transfers between any of the levels for recurring fair value measurements during the year.

The following table summarizes the assumptions, techniques, and significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,	Fair value as of June 30,	Valuation	Unobservable	Year Ended June 30,	Year Ended June 30,	Relationship of unobservable inputs to
Description	2018	2017	technique	inputs(1)	2018	2017	fair value
Contingent consideration provision	42,070	63,595	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2018: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

Year ended June 30, 2017: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2018: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2017: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 5%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2018: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2017: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 5%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are treated as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. If it is not probable, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred of liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless we have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Net deferred tax assets

We record deferred tax assets if, based upon the available evidence, it is more likely than not that we will recognize some or all of the deferred tax assets. Deferred tax assets were recognized for unused tax losses based on the scheduling of reversals of deferred tax liabilities and to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. We have recorded deferred tax assets that relate to operating tax losses and deductible temporary differences to offset taxable temporary differences (deferred tax liabilities) following our conclusion in the year ended June 30, 2016 to retain existing intellectual property assets in their relative jurisdictions as we are no longer planning to consolidate intellectual property assets. There have been no significant developments on this conclusion during the year ended June 30, 2018.

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2018 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

Our continued progress in clinical development brings our leading products closer to approval and commercial reality. Based on interactions with the FDA, Mesoblast believes that successful results from the completed Phase 3 trial in aGVHD, together with Day 180 safety, survival and quality of life parameters in these patients, may provide sufficient clinical evidence to support a BLA filing in the United States, where there are currently no approved products for steroid-refractory aGVHD. We are currently undertaking pre-BLA and pre-launch activities in regards to this product candidate and intend to pursue a pediatric approval.  Other significant milestones are expected in the upcoming financial year in relation to our other Tier 1 product candidates, as detailed elsewhere in this report.

Environmental Regulations

Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.

5.B	Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses from operations since our inception in 2004 and as of June 30, 2018, we had an accumulated deficit of $380.2 million. We had cash and cash equivalents of $37.8 million as of June 30, 2018 and incurred net cash outflows from operations of $75.0 million for the year ended June 30, 2018. As at June 30, 2018, we recognized funds receivable from debt financing and unissued capital of $39.0 million pursuant to a financing facility with NovaQuest. On July 10, 2018 the net proceeds from the financing facility of $39.0 million were received and recognized in cash and cash equivalents. We will also receive $40.0 million from Tasly Pharmaceutical Group (“Tasly”) on closing of the strategic alliance that the two companies announced in July 2018 for cardiovascular therapies in China. This receipt is subject to filing with the State Administration of Foreign Exchange.

In addition to the strategic alliance with Tasly, we have committed to entering into non-dilutive commercial partnering transactions to fund operations. We also continue to work on various cost containment and deferment strategies. A fully discretionary equity facility remains for up to A$120.0 million / US$90.0 million for the next 12 months to provide additional funds as required.  We may also consider equity-based financing or drawing further debt funding on current debt arrangements to fund future operational requirements.

There is uncertainty related to our ability to partner programs, raise capital or debt at terms to meet our requirements.  Additionally, there is uncertainty related to our ability to sustainably maintain implemented cost reductions and further defer programs on a timely basis while achieving expected outcomes.

The continuing viability of us and our ability to continue as a going concern and meet our debts and commitments as they fall due are dependent upon the strategic alliance with Tasly, non-dilutive funding in the form of commercial partnering transactions or equity-based financing to fund future operations, together with maintaining implemented cost containment and deferment strategies.

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

Audit Report

Our auditor has included an “emphasis of matter” paragraph in the audit report relating to our ability to continue as a going concern (refer Note 1(i)).

Cash flows

	Year ended June 30,
(in thousands)	2018	2017	2016
Cash Flow Data:
Net cash (outflows) in operating activities	(75,012)	(95,471)	(87,996)
Net cash (outflows)/ inflows in investing activities	(1,153)	142	(1,727)
Net cash inflows in financing activities	68,613	60,005	62,066
Net (decrease) in cash and cash equivalents	(7,552)	(35,324)	(27,657)

Comparison of cash flows for the Year ended June 30, 2018 with the Year ended June 30, 2017

Net cash outflows in operating activities

Net cash outflows for operating activities were $75.0 million for the year ended June 30, 2018, compared with $95.5 million for the year ended June 30, 2017, a decrease of $20.5 million. The decrease of $20.5 million is due to a decrease in cash outflows of $15.1 million and an increase in cash inflows of $5.4 million in the year ended June 30, 2018 compared with the year ended June 30, 2017.

Outflows decreased by $15.1 million due to a reduction in payments to suppliers and employees primarily in relation to a decrease in manufacturing commercialization costs in the year ended June 30, 2018, compared with the year ended June 30, 2017, as the clinical supply demands for all ongoing trials have been met and a reduction in payments in relation to research and development primarily on MPC-150-IM (CHF) and Tier 2 products in the year ended June 30, 2018, compared with the year ended June 30, 2017.

The $5.4 million increase of inflows comprised: inflows from milestone revenue increased by $5.6 million in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017; inflows from milestone payments received on achievement of cumulative net sales milestones for TEMCELL in Japan increased by $1.0 million during the year ended June 30, 2018, compared with the year ended June 30, 2017; inflows from royalty income earned on sales of TEMCELL in Japan increased by $1.7 million during the year ended June 30, 2018, compared with the year ended June 30, 2017; these increases in inflows were offset by a $2.8 million decrease in receipts for the research and development tax incentive during the year ended June 30, 2018, compared with the year ended June 30, 2017 due to a $1.6 million receipt being delayed until July 2018 that would have otherwise been receipted in the year ended June 30, 2018; and reduced interest receipts by $0.1 million as our cash reserves have decreased in year ended June 30, 2018 when compared with the year ended June 30, 2017.

Net cash inflows in investing activities

Net cash outflows for investing activities were $1.2 million for the year ended June 30, 2018, compared with net cash inflows for investing activities of $0.1 million for the year ended June 30, 2017, an increase of $1.3 million. The increase of $1.3 million is due to an increase in cash outflows of $0.9 million and a decrease in cash inflows of $0.4 million.

The $0.9 million increase in outflows comprised: a $1.0 million increase in outflows for payments for contingent consideration in the year ended June 30, 2018, compared with $Nil for the year ended June 30, 2017; this increase in outflows was offset by a reduction of $0.1 million in payments for fixed assets, such as plant and equipment, in the year ended June 30, 2018 when compared with the year ended June 30, 2017.

The inflows decreased by $0.4 million due to proceeds from rental deposits of $0.4 million which were returned to us in the year ended June 30, 2017 on completion of part of the sublease agreement of our New York office space.

Net cash inflows in financing activities

Net cash inflows for financing activities were $68.6 million for the year ended June 30, 2018, compared with $60.0 million for the year ended June 30, 2017, an increase of $8.6 million. The net cash inflows in the year ended June 30, 2018 include a $40.4 million receipt of gross proceeds from an institutional and retail entitlement offer to eligible existing shareholders in September 2017 and a $31.7 million receipt of net proceeds drawn at closing in March 2018 from a non-dilutive, four-year credit facility with Hercules. In the year ended June 30, 2017, we received gross proceeds of $21.7 million from Mallinckrodt Pharmaceuticals on January 6, 2017, in a private placement, and a $40.1 million receipt of gross proceeds from an institutional private placement on March 31, 2017. We also received $0.1 million in receipts from employee share option exercises during the years ended June 30, 2018 and 2017. Additionally, there was $3.2 million of payments for associated capital raising costs in the year ended June 30, 2018, compared with $1.9 million of share issue costs in the year ended June 30, 2017 and $0.4 million of payments for other associated borrowings costs in the year ended June 30, 2018, an increase in outflows of $1.7 million.

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

We expect our research and development expenditure to decrease over the next 12 to 24 months if we are able to successfully partner one or more of our products. We expect management and administration expenses to remain relatively consistent. Subject to us achieving successful regulatory approval we expect an increase in our total expenses driven by an increase in our selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of debt or additional equity securities, it could result in dilution to our existing shareholders, increased payment obligations and the existence of securities with rights that may be senior to those of our ordinary shares. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Borrowings

Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility. We drew the first tranche of $35.0 million on closing. An additional $40.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On March 22, 2018 and June 14, 2018, in line with the increases in the U.S. prime rate, the interest rate on the loan increased to 9.70% and 9.95%, respectively.

NovaQuest

In June 2018, we drew the first tranche of $30.0 million of the principal amount from a $40.0 million secured loan with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate MSC-100-IV in pediatric patients with steroid refractory aGVHD, in the United States and other geographies excluding Asia (“pediatric aGVHD”). We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

If there are no net sales of pediatric aGVHD, the loan is only repayable on maturity in 2026.  If in any annual period 25% of net sales of pediatric aGVHD exceed the amount of accrued interest owing and from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan.  If in any annual period 25% of net sales of pediatric aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of pediatric aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement in the period the revision is made.

The carrying amount of the loan is subordinated to the senior creditor, Hercules.

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

As a biotechnology company which primarily is still in the development stage, we are subject to costs of our clinical trials and other work necessary to support applications for regulatory approval of our product candidates. Health regulators have increased their focus on product safety. In addition regulators have also increased their attention on whether or not a new product offers evidence of substantial treatment effect. These developments have led to requests for more clinical trial data, for the inclusion of a higher number of patients in clinical trials, and for more detailed analyses of the trials. In light of these developments, we expect these aspects of our research and development expenses may need to increase as we continue to fund our programs to the market. Notwithstanding this upward trend, our research and development expenses may still fluctuate from period to period due to varied rates of patient enrollment and the timing of our clinical trials as our existing trials are completed and new trials commence. We cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.

5.E	Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, other than operating leases as mentioned below, as defined under SEC rules.

5.F	Contractual Obligations and Commitments

Borrowing commitments:

As of June 30, 2018, the maturity profile of the anticipated future contractual cash flows including interest in relation to our borrowings, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(3,928)	(15,495)	(54,826)	(49,228)	(123,477)	(59,397)
	(3,928)	(15,495)	(54,826)	(49,228)	(123,477)	(59,397)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2018 without taking account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of pediatric aGVHD.

Lease commitment – as lessee:

We lease various offices under non-cancellable operating leases expiring within 1 to 4 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Excess office space is sub-let to a third party also under a non-cancellable operating lease. As of June 20, 2018, our lease commitments are as follows:

(in thousands)	Total	Within one year	Later than one year but no later than three years	Later than three years but no later than five years	Later than five years
Operating leases	3,926	1,651	2,240	35	—
Total commitments	3,926	1,651	2,240	35	—

Lease commitments include amounts in A$ and Singapore dollars which have been translated to US$ as of June 30, 2018 using foreign exchange rates published by the Reserve Bank of Australia.

Lease commitment – as lessor:

Future minimum lease payments expected to be received in relation to a non-cancellable sub-lease of operating leases are set out below:

(in thousands)	Total	Within one year	Later than one year but no later than three years	Later than three years but no later than five years	Later than five years
Operating leases	220	155	65	—	—
Total commitment	220	155	65	—	—

Sub-lease commitment includes amounts in A$ which have been translated to US$ as of June 30, 2018 using foreign exchange rate published by the Reserve Bank of Australia.

In addition to the obligations in the table above, as of June 30, 2018 we also had the following significant contractual obligations described below.

Contingent liabilities

We acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with our use of the Medvet IP, on completion of certain milestones we will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2018 we have assessed these contingent liabilities to be remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of June 30, 2018.

Item 6.	Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

Our board of directors (“the Board”) presents the 2017/18 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standard requirements.  The remuneration report has been audited as required by s308 (3C) of the Corporations Act. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) for the financial year ended June 30, 2018.

6.A	Key Management Personnel

Key management personnel, as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001, have authority and responsibility for planning, directing and controlling the activities of our company, directly or indirectly, and include any director (whether executive or otherwise). With this definition in mind, the Board has determined that in addition to themselves and Silviu Itescu (CEO), Paul Hodgkinson (CFO) should be designated as key management personnel for the financial year ended June 30, 2018.

Our key management personnel are listed in table below:

Name	Position	Change from last year
Non-executive directors

Brian Jamieson	Chair, Board of Directors Member, Nomination and Remuneration Committee Member, Audit and Risk Committee	No change

William Burns	Vice Chair, Board of Directors	No change

Donal O’Dwyer	Non-executive Director Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee	No change

Eric Rose	Non-executive Director	No change

Michael Spooner	Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	No change

Ben-Zion Weiner	Non-executive Director	Resigned Effective Date June 18, 2018

Joseph Swedish	Non-executive Director	Joined Effective Date June 18, 2018
Executive director

Silviu Itescu	Chief Executive Officer Executive Director	No change

Other executive KMP

Paul Hodgkinson	Chief Financial Officer	Resigned Effective Date May 31, 2018

Notes

1.

Mr Paul Hodgkinson resigned as Chief Financial Officer effective May 31, 2018. At this time Mr Josh Muntner was appointed as Chief Financial Officer. Mr Hodgkinson served as KMP up to the point of his resignation. We anticipate that for FY19, Mr Muntner will be a KMP.

2.	Ms Shawn Cline Tomasello was appointed to the board as a Non-executive Director on July 11, 2018 and will be considered key management personnel for FY19.

Details of Directors and Senior Management

Board of Directors

Brian Jamieson, FCA

Non-executive Chairman of the Board of Directors

Experience and expertise

Mr. Jamieson has served on our board of directors as Chairman since 2007 after retiring as Chief Executive of Minter Ellison Melbourne. Previously he was Chief Executive Officer at KPMG Australia, a KPMG Board Member in Australia, and a member of the USA Management Committee. Mr. Jamieson is Chairman of Sigma Healthcare Limited and a Non-Executive Director of Highfield Resources Ltd, and Director and Treasurer of the Bionics Institute. He is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. With his over 40 years of experience in providing advice and audit services to a diverse range of public and large private companies, together with his service as a chairman and director at other companies, Mr. Jamieson provides leadership, global management, accounting and regulatory expertise.

Other current directorships of listed public companies

Chairman, Sigma Healthcare Ltd (since 2005)

Non-executive Director, Highfield Resources Ltd (since 2018)

Former directorships of listed public companies within the last 3 years

Non-executive Director, Tatts Group Ltd (2005 – 2017)

William Burns, BA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Burns has served on our board of directors since 2014 and was appointed Vice Chairman in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. He was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the board of directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners, and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research, London, and in 2016 a Governor of The Wellcome Trust in London, UK. His extensive experience in the pharmaceutical industry, specifically as a member of the board of directors of other pharmaceutical companies, provides pharmaceutical, healthcare, industry, leadership and management expertise.

Other current directorships of listed public companies

Chair of Molecular Partners (since 2018)

Former directorships of listed public companies within the last 3 years

Chairman, Biotie Therapies Corp. (2014 – 2016)

Non-executive Director, Shire (UK) (2010 – 2018)

Donal O’Dwyer, BE, MBA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. O’Dwyer has served on our board of directors since 2004. He has over 25 years of experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O’Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson’s Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Prior to joining Cordis, Mr. O’Dwyer worked with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O’Dwyer is a qualified civil engineer with an MBA. He is on the board of directors of a number of life sciences companies including Cochlear Limited, CardieX Ltd (formerly called Atcor Medical Holdings Ltd), Fisher & Paykel Healthcare Ltd and NIB Health Funds Ltd. With his experience as a senior executive and a director, as well as his extensive experience in the cardiovascular and medical devices industries, Mr. O’Dwyer provides business, science, engineering and management expertise.

Other current directorships of listed public companies

Non-executive Director, Cochlear Ltd (since 2005)

Non-executive Director, CardieX Ltd (formerly called Atcor Medical Holdings Ltd) (since 2004)

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

Former directorships of listed public companies within the last 3 years

None

Michael Spooner, BCom, ACA, MAICD

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Spooner has served on our board of directors since 2004. During this period he has filled various roles including as Executive Chairman from the date of our Australian IPO in 2004 until 2007. Over the past several years, Mr. Spooner has served on the board of directors in various capacities at several Australian and international biotechnology companies, including BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003). He is the chairman of Simavita Limited since May 2016 and Chairman of MicrofuidX since February 2018. Prior to returning to Australia in 2001, Mr. Spooner spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr. Spooner has owned and operated several international companies providing services and has consulted to a number of U.S. and Asian public companies. Mr. Spooner provides executive management, commercial, business strategy and accounting expertise as well as established relationships with investment firms and business communities worldwide.

Other current directorships of listed public companies

Chairman, Simavita Ltd (since 2016)

Former directorships of listed public companies within the last 3 years

None

Ben-Zion Weiner, BSc, MSc, PhD

Non-Executive Member of the Board of Directors – Resigned effective date June 18, 2018

Experience and expertise

Dr. Weiner has served on our board of directors from 2012 to 2018. In a 37-year career at Teva Pharmaceutical Industries Ltd, he held various senior research and development positions, including Senior Vice President of Global Research and Development. Dr. Weiner twice received the Rothschild Prize for industrial innovation - for the development of Copaxone for the treatment of multiple sclerosis, and alpha D3 for kidney and bone disorders. He is on the Board of Directors at Novaremed Ltd., the scientific advisory board at E-QURE Corp. and Breed IT, Corp. and has served on the Board of Directors at Geffen Biomed Investments Ltd (2010-2013), XTL Biopharmaceuticals Limited (2012-2013) and Breed IT, Corp (2014). His extensive experience in the pharmaceutical industry and pharmaceutical companies provided pharmaceutical development, industry, scientific and management expertise through to his resignation date.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Joseph Swedish, MHA

Appointed to the Board as Non-Executive Member of the Board of Directors on June 18, 2018.

Experience and expertise

Joseph. R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises. Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc from 2013 to 2018. America’s leading health benefits provider. Prior to joining Anthem, Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. Currently, he sits on the Board of Directors of IBM Corporation, CDW Corporation, and Proteus Digital Health. Mr Swedish is Chairman of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association. Mr Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University

Other current directorships of listed public companies

Non-Executive Director, IBM Corporation (since 2017)

Non-Executive Director, CDW Corporation (since 2015)

Former directorships of listed public companies within the last 3 years

Executive Chairman, Anthem Inc. (2013 - 2018)

Shawn Cline Tomasello, BS, MBA

Appointed to the Board as a Non-Executive Director on July 11, 2018.

Experience and expertise

With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms Tomasello has been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21.0 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4.0 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held senior positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Centrexion Therapeutics, Oxford BioTherapeutics and Diplomat Rx. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati.

Other current directorships of listed public companies

Non-Executive Director, Diplomat Rx (since 2015)

Former directorships of listed public companies within the last 3 years

None

Charlie Harrison, BA, LLB (Hons)

Company Secretary

Experience and expertise

Mr Harrison joined Mesoblast as a legal counsel in 2013. He was previously a senior associate at the international law firm Allens, working in their Hong Kong and Melbourne offices for nine years as a corporate lawyer. Mr Harrison has an Arts/Law degree from the University of Melbourne. He was appointed Company Secretary in 2014.

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

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Paul Hodgkinson, MA (Hons) FCA

Chief Financial Officer – Resigned effective date May 31, 2018

Mr. Hodgkinson served as our Chief Financial Officer (“CFO”) from June 2014 to May 2018. He has 16 years of international pharmaceutical experience in the areas of finance, strategic planning, business development and licensing, manufacturing and supply chain, and procurement. From 2011 through 2014, Mr. Hodgkinson served as the Country Chief Financial Officer for the Novartis Australia and New Zealand group of companies and divisions, which was comprised of Alcon, Sandoz, and the Novartis Vaccines and Diagnostics, Consumer Health, Animal Health, and Pharmaceuticals divisions. From 1998 to 2006, Mr. Hodgkinson held a number of leadership roles with AstraZeneca in the United Kingdom, including Global Licensing Finance Director, before serving as CFO for AstraZeneca Australia from 2006 through 2011. Mr. Hodgkinson is a member of the Institute of Chartered Accountants in Australia, is a Fellow of the Institute of Chartered Accountants of England and Wales and holds a Master’s degree in engineering from Cambridge University. He has also undertaken executive leadership programs at the Harvard Business School and INSEAD.

Josh Muntner, BFA, MBA

Chief Financial Officer – Appointed effective date May 31, 2018

Mr Muntner has accrued 20 years’ experience in healthcare investment banking and corporate finance, and has been involved in a wide range of healthcare-related transactions with approximately $11.0 billion in value. Most recently, he led corporate development and financial transactions at Nasdaq-listed biotechnology company, ContraFect Corporation. Previously, Mr Muntner served as Managing Director and Co-Head of Healthcare Investment Banking at Janney Montgomery Scott, and spent nine years at Oppenheimer & Co. and its U.S. predecessor, CIBC World Markets. He also served as an investment banker at Prudential Securities. Mr Muntner has a BFA from Carnegie Mellon and a MBA from the Anderson School at UCLA.

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

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited Ordinary Shares
William Burns	30,330	80,000
Silviu Itescu	68,958,928	—
Brian Jamieson	645,000	—
Donal O'Dwyer	1,149,142	—
Eric Rose	—	80,000
Michael Spooner	1,060,000	—
Ben-Zion Weiner Resigned Effective Date June 18, 2018	40,000	80,000
Joseph Swedish Joined Effective Date June 18, 2018	—	—
Shawn Cline Tomasello Joined Effective Date July 11, 2018	—	—

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2018 and the number of meetings attended by each director were:

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
William Burns	15	13	—	—	—	—
Silviu Itescu	15	15	—	—	—	—
Brian Jamieson	15	15	4	4	8	8
Donal O'Dwyer	15	13	4	4	8	8
Eric Rose	15	13	—	—	—	—
Michael Spooner	15	15	4	4	8	8
Ben-Zion Weiner	14	13	—	—	—	—
Joseph Swedish	1	1	—	—	—	—

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended by board/committee members

* =	This includes both in-person scheduled meetings as well teleconference meetings organized on an ad-hoc basis. Each director attended every in-person, scheduled meeting.

— = Not a member of the relevant committee

NB: Certain directors attended various committee meetings by invitation in addition to those shown above.

6.B	Compensation

Executive summary

Mesoblast is a biopharmaceutical company with three programs in active phase 3 clinical studies with headquarters and operations in Australia and significant clinical trial and manufacturing operations in the United States and Singapore. Our principal activity is the research and development of our mesenchymal lineage adult stem cell (MLC) technology platform characterized by distinct properties which enable allogeneic or “off-the-shelf” use. Given our business activity and current development stage, as we drive towards our goal of the successful commercialization of our technology, we generate losses each year and are net users of cash as we invest to progress both our clinical programs and manufacturing processes.

We operate at the forefront of a highly specialized industry in which our people are the key to developing our proprietary adult stem cell technologies. As we seek to attract established leaders and emerging experts in an innovative field, our remuneration framework is designed to be competitive worldwide and in particular within the United States life sciences industry – where the majority of our employees are based. This remuneration framework also allows us to meet both the expectations of our global shareholder base and the Australian regulatory framework by which Mesoblast is governed. Our approach must also be sufficiently flexible to allow us to attract, retain and motivate high performing executives in the various locations in which we operate.

In addition, the Board believes, given the nature and stage of our Company, that the most appropriate measures to assess company performance are the achievement of key, well-defined milestones that are critical to progressing the company technology with the ultimate outcome being to bring our product candidates to market in order to improve patient outcomes and enhance value for our shareholders.

As detailed in this report, our remuneration framework is designed to encourage the achievement of these key milestones set by the Board in a timely manner. In particular, in the 2016-7 financial year, a substantial change was made to the Company's remuneration framework with the introduction of a milestone vesting framework for executive LTI grants whereby options vest upon the achievement of key specified outcomes which are tailored to each executive’s role (as opposed to the Company’s traditional approach of time-based vesting). This approach was adopted to further strengthen the link between our executive LTI rewards and achievements which we expect to generate shareholder returns.

Further, the Nomination & Remuneration Committee and Board of Mesoblast continues to review its remuneration framework on an annual basis to ensure it remains ‘fit-for-purpose’ going forward and supports the Company’s strategy and the delivery of long term value creation for Mesoblast’s shareholders.  In the 2017-8 financial year, the Board has considered and agreed to implement further changes to the remuneration structure to apply from FY19, taking into account feedback received from key stakeholders.  While the outcomes of this review will be disclosed in further detail in the FY19 Remuneration Report, in summary, the Board has determined to make the following changes to further facilitate the alignment between executives’ rewards and the shareholder experience:

•	the introduction of STI deferral for the CEO, with a portion of the CEO’s STI payment deferred for one year; and
•

the introduction of an additional two-year minimum holding requirement for executive milestone LTI grants i.e. the individual needs to meet the relevant milestone and remain employed for 2 years before the options vest.

The Board believes both of these changes will assist to further incentivize in the medium-term while facilitating long-term retention for key management. In addition, the Company has provided greater transparency in relation to the specific KPIs which form the basis of the Company’s STI payouts (see “Remuneration outcomes for FY18” below). We welcome any feedback you might have on our remuneration framework as we continue to ensure it remains fair and balanced, provides the appropriate incentives for the executives to deliver on achieving the key milestones that will ultimately drive long term shareholder returns and meets the needs and expectations of our shareholders, employees and other stakeholders.

Overview of FY18 performance and remuneration outcomes

Mesoblast’s FY18 performance

Mesoblast has achieved numerous key clinical, regulatory and corporate objectives during the 2017/8 financial year which have been reflected in remuneration outcomes.

The Company’s first Phase 3 trial reported the successful achievement of its primary endpoint of Day 28 overall response for remestemcel-L (MSC-100-IV) in steroid-refractory acute Graft Versus Host Disease (aGVHD). This cell therapy is now well positioned to be Mesoblast’s first approved product in the United States. Based on interactions with the FDA, Mesoblast believes that successful results from the completed Phase 3 trial, together with Day 180 safety, survival and quality of life parameters in these patients, may provide sufficient clinical evidence to support a BLA filing in the United States.

In addition to the above, the Company achieved the following key clinical and regulatory outcomes:

•

The FDA granted a Regenerative Medicine Advanced Therapy (RMAT) designation for the use of MPC-150-IM in end-stage heart failure patients with left ventricular assist devices (LVADs). This trial has completed enrollment of 159 patients.

•	Key Day 100 survival outcomes of its Phase 3 trial for remestemcel-L in children with steroid refractory aGVHD.
•	Completed enrollment of 404 patients in Phase 3 trial evaluating its proprietary allogeneic mesenchymal precursor cell product candidate for chronic low back pain.
•	Full 52-week results in Phase 2 trial of MPC-300-IV in biologic refractory rheumatoid arthritis showed an early and durable effect from a single infusion.

The Company also achieved key corporate and financial outcomes in or shortly after the financial year:

•

The strength of Mesoblast’s intellectual property portfolio was highlighted with the license to TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), of certain of our patents. This license supports the global commercialization of their adipose-derived mesenchymal stem cell product for the local treatment of fistulae. Mesoblast will receive up to €20.0 million (approximately US$24.0 million) in payments, as well as single digit royalties on net sales.

•

Shortly after the end of the financial year, Mesoblast entered into a strategic alliance with one of China’s largest pharmaceutical companies, Tasly Pharmaceutical Group, for the development, manufacture and commercialization in China of Mesoblast’s allogeneic mesenchymal precursor cell product candidates MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. Mesoblast will receive $40.0 million on closing, up to $25.0 million on product regulatory approvals in China, and double-digit escalating royalties on net product sales. This transaction is subject to filing with the State Administration of Foreign Exchange.

•	The Company executed on non-dilutional funding, with credit facilities with Hercules Capital Inc and NovaQuest Capital Management, LLC finalized in the financial year.
•

Two leading United States healthcare executives joined the Mesoblast Board of Directors. Mr Joseph R. Swedish has more than two decades of healthcare leadership experience as the CEO for major U.S. healthcare organizations, including most recently as Executive Chairman, President and CEO of Anthem Inc., a Fortune 33 company and the leading U.S. health benefits provider. Ms Shawn Cline Tomasello brings more than 30 years’ experience in the pharmaceutical and biotech industries, with substantial commercial and transactional experience at Kite Pharma and Pharmacyclics, Inc.

•

Revenues were $17.3 million for the year ended June 30, 2018, compared with $2.4 million for the year ended June 30, 2017, an increase of $14.9 million. This increase of $14.9 million in the year ended June 30, 2018 was due to a 152% increase in commercialization revenue ($2.2 million) from royalty income on sales of TEMCELL® Hs. Inj., an upfront payment of $5.9 million (€5.0 million) received upon execution of our patent license agreement with Takeda in December 2017, a future payment from Takeda of $5.9 million (€5.0 million), due by December 2018, was recognized, and an increase of $1.0 million in sales milestones recognized on sales of TEMCELL® Hs. Inj.

•

Net cash outflows from operating activities in the year ended June 30, 2018 were reduced by $20.5 million (21%) compared with the year ended June 30, 2017. The $20.5 million decrease comprised: a decrease in cash outflows of $15.1 million due to a reduction in payments to suppliers and employees primarily in relation to a decrease in manufacturing commercialization costs; and an increase in cash inflows of $5.4 million primarily in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and increased receipts from sales milestones and royalty income on sales of TEMCELL® Hs. Inj. in Japan.

As a result of these strong achievements, which the Board believes are key drivers for long term success, incentives were paid to the CEO and the Senior Executive team. Further details of this year’s remuneration outcomes are provided in the following section and throughout this report.

Remuneration outcomes for FY18

When assessing company performance in light of remuneration, traditional financial metrics, such as profitability, total shareholder return (TSR), short-term share price movements, and earnings per share (EPS) are not meaningful, nor can they be effectively used to accurately reflect the performance of our company. Our long term value creation occurs through progressive achievement of well-defined milestones that are critical for achieving product approval and commercialization, in a timely fashion and within budget (see Remuneration Strategy and Framework for further detail on our framework). Annually the Board prioritizes the key Company milestones for the coming year. These milestones form the CEO’s KPIs, the overall priorities for the company and establish the basis for all STI payments.  At the end of the financial year, the Board assesses the overall Company performance, and the CEO’s individual performance against these KPIs. The achievement of these KPIs is assessed in the context of total corporate performance against budget which ensures cost control is always a key part of the performance framework and is regularly measured and reported.

The Board, utilizing all information available to it on specific achievements has assessed the overall Company’s performance at 85% of target and the CEO’s performance at 90% of target.

In the table below we outline the Board’s assessment of performance against the Company KPI’s for the year ended June 30, 2018.

Key Objectives	Key Objectives Category	Key Specified Achievements	Weighting	Rating	Assessed Performance
Execute on specified key objectives within our Tier 1 clinical programs	Graft vs Host Disease (GvHD)	• Completed enrollment in GvHD Phase 3 Trial • Primary endpoint successfully achieved • Successful Day 100 survival
	Chronic Heart Failure (CHF)	• Completed enrollment in end stage CHF trial • Received RMAT status for LVAD patients • End stage CHF trial results to be presented late 2018 • CHF Ph3 study enrollment continuing as planned	55%	90%	49.5%
	Chronic Lower Back Pain	• Phase 3 Study – Enrollment completed
	Rheumatoid Arthritis	• Reported on positive Phase 2 trial results
Execute on financing and partnering strategy	Financing	• Funding via successful capital raise A$51 Million • Executed on a US$75 Million non-dilutive credit facility • Executed on a US$50 Million financing announced July 2, 2018, including US$40 Million non-dilutive credit facility.	35%	80%	28.0%
	Partnering

• Entered into licensing agreement with Takeda

• Entered into a commercial agreement for China for treatment of Heart Disease with China pharmaceutical company -Tasly shortly after completion of financial year

Manufacturing process development		Significant advances achieved in process development for fully scalable manufacture of MPC - bioreactors	5%	70%	3.5%
Organization Structure and Development		• Minimal change in headcount despite continuing increase in activity • Continued to strengthen employee base with critical new hires • Significant progress on Board renewal – with the retirement of one NED and the recruitment of 2 new US based NED Directors with outstanding industry experience	5%	80%	4.0%
Assessed Total Company Performance			100%	N/A	85.0%

Executive KMP remuneration received in FY18

The table below represents remuneration paid to each executive KMP during the year.

Fixed remuneration and cash bonus (STI) relates to amounts received during the year and share based option payments and vested LTI represent equity from prior years.

2018		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus(1)	Annual Leave(3)	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave(3)	Share- based payments Options(4)	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
Silviu Itescu (CEO)	A$	1,010,000	909,000	77,694	—	—	20,049	16,880	—	—	2,033,623
Paul Hodgkinson (CFO)	A$	389,583	—	(17,399)	—	—	20,049	(9,605)	(92,281)	—	290,347
Total executive KMP	A$	1,399,583	909,000	60,295	—	—	40,098	7,275	(92,281)	—	2,323,970
Total executive KMP(2)	US$	1,086,637	705,748	46,813	—	—	31,132	5,648	(71,647)	—	1,804,330

(1)	STI bonus payable for performance in the year ended June 30, 2018, not paid as at June 30, 2018.
(2)	The US$ results has been translated at the average weighted exchange rate of 0.7764 for the year ended June 30, 2018.
(3)

Annual leave compensation for Paul Hodgkinson presents as negative compensation because on his resignation on May 31, 2018, annual leave provision balance as at June 30, 2017 were reversed and recognized in annual leave compensation. On Paul Hodgkinson’s resignation on May 31, 2018, long service leave provision balances as at this date were reversed and recognized in long service leave compensation.

(4)	On Paul Hodgkinson’s resignation, in accordance with the plan rules, non-vested options were forfeited which has reversed previously recognized share based payment compensation.

2017		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus(1)	Annual Leave	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
Silviu Itescu (CEO)	A$	1,010,000	757,500	46,610	—	—	19,616	16,880	—	—	1,850,606
Paul Hodgkinson (CFO)	A$	439,143	148,750	5,721	—	—	30,416	6,641	676,692	—	1,307,363
Total executive KMP	A$	1,449,143	906,250	52,331	—	—	50,032	23,521	676,692	—	3,157,969
Total executive KMP(2)	US$	1,093,089	683,584	39,473	—	—	37,739	17,742	510,428	—	2,382,055
(1)	STI bonus payable for performance in the year ended June 30, 2017, not paid as at June 30, 2017.
(2)	The US$ results has been translated at the average weighted exchange rate of 0.7543 for the year ended June 30, 2017.

Remuneration Strategy and Framework

Executive Remuneration – Framework

Mesoblast’s executive remuneration framework is designed to attract, reward and retain a highly specialized group of individuals working at the top of their respective fields in varied geographic locations. Key elements of the Mesoblast remuneration framework are as follows:

Remuneration Framework Summary

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Strategic Rationale	Assessed on market relativities based on roles and responsibilities.

The performance conditions which attach to the STI are based on key corporate / budgetary milestones and the achievement of strategic goals which are designed to generate long-term value creation in the interests of shareholders.

Refer to ‘Short-Term Incentives (STIs) Program’ within the ‘Remuneration Strategy and Framework’ section.

This incentive drives the achievement of objectives relevant to each executive’s role, strengthening the link between the incentive rewards and the generation of shareholder returns.

Refer to ‘Long-Term Incentives (LTIs) Program’ within the ‘Remuneration Strategy and Framework’ section.

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

Review	Reviewed annually for changes in market relativities and the individual’s performance and growth in the role.	Annual outcomes are assessed by the CEO (for his direct reports) and the Board (for the CEO) based on Group performance against KPIs.	Grants are reviewed annually based on the nature of the role, its contribution to long term objectives and individual performance.

Oversight	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.

Delivered as	Cash.	Cash.	Mesoblast equity with vesting conditions that vary according to role.

A pay mix for performance

The KMP’s target remuneration mix is as follows:

	Fixed Remuneration %		At-Risk STI %		At-Risk LTI %
Name	2018	2017	2018	2017	2018	2017
Silviu Itescu	50	50	50	50	—	—
Paul Hodgkinson	40	40	20	20	40	40

The Board has customized the CEO’s remuneration mix in comparison with that of other Company executive KMP in recognition that he continues to be a substantial shareholder of Mesoblast. The Board believes the CEO has sufficient exposure to our company’s share performance to align his interests in value creation, and he therefore does not currently participate in the LTI. The Board reviews the CEO’s remuneration package annually, including the remuneration mix.

The Nomination and Remuneration Committee retained KPMG to conduct a benchmarking study on CEO remuneration in July 2015. The findings of this exercise show the CEO’s total remuneration package was positioned below the 25th percentile of the comparator group based on the exchange rate at that time. The comparator group included other pre-revenue biopharmaceutical companies in the US with comparable expenditure levels with regard to market capitalization. This comparator group was selected as reflective of the group of companies with which Mesoblast competes for its senior executive talent. In the opinion of the Board, and having regard to this market data, the CEO’s fixed pay and total remuneration is set at a market competitive level and reflects the skills, expertise and depth of experience of the incumbent.

The CFO’s remuneration mix is a more typical executive remuneration package, reflecting a significant emphasis on LTI as befitting a company in the development stage.

Short-Term Incentives (STIs) Program

The following table outlines a summary of the 2018 Short-Term Incentive Plan:

What is the 2018 STI?

An incentive plan under which eligible employees are (subject to satisfaction of specified performance measures) granted a cash amount, which is based on a percentage range of each participant’s fixed remuneration (determined according to role and ability to influence our performance). Performance is assessed against a combination of company and individual measures.

When is the 2018 STI grant paid to eligible employees?

The STI amount will be paid, in the three month period ended September 30, 2018, to each participant who satisfies applicable performance measures, following assessment of performance against the applicable measures for the financial year ended June 30, 2018.

Who participates in the 2018 STI?	All employees hired on or before March 31, 2018 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.

Why does our board of directors consider the 2018 STI an appropriate incentive?

The STI is a globally recognized form of reward for management, aimed at ensuring focus and alignment our goals and strategy. Based on both company and individual measures, and in conjunction with other factors, our board of directors believes that it helps encourage and reward high performance.

What are the performance conditions under the 2018 STI?

Individual performance is measured against the achievement of individual KPIs, key corporate and budgetary milestones and achievement of strategic goals all of which lead to long-term shareholder value creation.

What is the relationship between our performance and allocation of STIs?

At the end of the financial year our board of directors assesses our overall company performance based on the achievement of Company and CEO’s KPIs. This assessment will adjust how much of our bonus pool is eligible for allocation.  For the financial year ended June 30, 2018, the Board assessed our overall Company performance as meeting 85% of objectives. People Leaders evaluate employees and make recommendations of the bonus amount each employee should receive based on the bonus pool they have available for allocation and with reference to individual target bonus opportunities and individual performance against objectives.

What is the period over which our performance is assessed?	The assessment period is the financial year preceding the payment date of the STI (July 1 through June 30).

Long-Term Incentives (LTIs) Program

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

During this development phase, the achievement of significant milestones are key drivers in helping us get to major objectives such as product approval.

For the financial year ended June 30, 2017, the Board introduced a milestone vesting framework for executive LTI grants whereby options vest upon the achievement of specified outcomes (as opposed to the Company’s traditional approach of time-based vesting). In this structure, we tailor individual LTI grants to vest with the achievement of objectives relevant to each executive’s role at an exercise price per share that is equal to the fair market value at grant date. Upon the Board’s determination that the milestone has been achieved, the options are designated as vested. We have adopted this approach to strengthen the link between our executive LTI rewards and achievements which we expect to generate shareholder returns. This approach was applied to executive option grants within the year ended June 30, 2018 and we expect it to be utilized for most future executive option grants.

LTI allocations are determined with consideration to the nature of the role within our organization, market value of LTI allocations for comparable roles, previous grants made and the remuneration mix described above where a modified Black-Scholes calculation is used to determine the value of the option. If LTI valuations decline due to a decline in our share price the Board has taken a view that this should not automatically drive an increase in LTI grants to maintain the desired remuneration mix. In recent years LTI grants have remained stable in terms of number of options granted reflecting the Board’s assessment that this grant size will deliver the desired value to the participant’s over time.

Outside this executive milestone framework we issue traditional LTIs to select other participants at a price per share that is typically 10% higher than the five day volume weighted average share price calculated at grant date. The options generally vest in three equal tranches over three years.  This is an important remuneration component in the biotechnology sector which allows us to be competitive in the market place. We believe this approach is appropriate at this stage and that applying additional performance hurdles to our traditional LTI grants would make it problematic for us to attract and retain the people we need, particularly in the US, and would ultimately be negative for our company. This is an area we continue to review and assess.

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

Who participates in the ESOP?

All eligible participants, who are in positions to influence achievement of our long- term outcomes and where warranted by market practice for attraction and retention. The CEO does not participate in the LTI due to his substantial shareholding in Mesoblast. The Board believes the CEO has sufficient exposure to our company’s share performance to align his interests in value creation.

What are the key features of the ESOP?	Pricing and vesting conditions are determined by a participant’s designation as either an: • executive participant • other participant

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

Executive LTI grants are issued with an exercise price per share that is equal to the fair market value at grant date and vest with the achievement of objectives relevant to each executive’s role. Typically each executive has two or three objectives, each of which is assigned to a tranche of options. Milestones from our initial grant under this framework relate to achievements such as: progress with patient enrollment for a specific program, signing a partnering agreement, completing an interim analysis, submitting a regulatory filing.

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

A participant’s designation as an executive participant or other participant is determined according to their seniority and the nature of their responsibilities. The objectives selected as vesting milestones for our executives are expected to generate positive shareholder returns, thereby creating direct alignment between executive and shareholder rewards.

What is the relationship between our performance and allocation of options?

Equity-based remuneration is an integral part of remuneration in the biotechnology industry as they reward share price growth and seek to conserve cash. With the executive milestone vesting framework, executives must achieve their objectives, to the satisfaction of the Board, for the Options to vest.  Once vested, the value of the remuneration fluctuates with our share price with a floor price of that of which the option was issued. The Board believes that share price growth is an appropriate measure of success as it is the prime driver of investment in the biotechnology sector, and is simply and clearly rewarded using equity-based remuneration. In the financial year ended June 30, 2018, executive LTI grants were awarded to maintain performance-based remuneration.

What is the maximum number of options that may be granted to a participant in the ESOP?	The maximum number of options that may be granted to each participant is determined by the Board, subject to applicable legal thresholds.

When do the options vest?

For executive participants with milestone vesting grants, the Board designs the relevant performance criteria with reference to objectives which can be reasonably forecast and set given the dynamic nature of Mesoblast’s business and which will result in shareholder value creation. The Board has authority to designate that options have vested when the related milestone has been met.

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

Non-Executive Director (“NED”) Remuneration

Our aim is to establish a board of directors comprised of global expertise in the biopharmaceutical industry and capital markets.  At the commencement of the year we had six NEDs, three based in Australia, one in the United States, one in Switzerland and one in Israel. During the year Mr Ben-Zion Weiner resigned from the Board. Mr Weiner is based in Israel. Effective from June 18, 2018, Mr Joseph Swedish based in the United States joined the Board as a NED. Subsequent to the year-end Ms Shawn Cline Tomasello also joined our Board as a NED.

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

In consideration of our lower market capitalization at June 30, 2016, and with a goal of conserving cash, NEDs proposed that a reduced fee structure take effect from July 1, 2016. Under this revised fee structure the Board Chair fee was reduced to AUD $250,000 per annum and committee fees were suspended for all other NEDs. This fee structure remains in place with the exception that fees for the chair of both the Audit and Risk and the Nomination and Remuneration Committees were reinstated as of January 1, 2018. The fees were reinstated to reflect the time commitment and workloads of these respective positions. We also note that the fees were reinstated at 50% of their FY16 levels.

From July 1, 2017 to June 30, 2018
Position	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair	A$250,000	A$12,500	A$12,500
Vice Chair	A$175,000	—	—
Member	A$128,250	—	—

NEDs do not receive performance-related remuneration and are not provided with retirement benefits other than statutory superannuation.  NEDs are reimbursed for costs directly related to conducting Mesoblast business. The key terms of NED service are documented in a letter of appointment to the Board.

Remuneration Details - NEDs

Details of the remuneration of our NEDs for the year ended June 30, 2018 are set out below:

2018		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus	Annual Leave	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
William Burns	A$	175,000	—	—	—	—	—	—	4,632	—	179,632
Brian Jamieson	A$	250,000	—	—	—	—	20,049	—	—	—	270,049
Donal O’Dwyer	A$	134,500	—	—	—	—	12,777	—	—	—	147,277
Michael Spooner	A$	134,500	—	—	—	—	12,777	—	—	—	147,277
Ben-Zion Weiner	A$	128,250	—	—	—	—	—	—	4,632	—	132,882
Eric Rose	A$	128,250	—	—	—	—	—	—	4,632	—	132,882
Joseph Swedish(1)	A$	—	—	—	—	—	—	—	—	—	—
Total non-executive directors	A$	950,500	—	—	—	—	45,603	—	13,896	—	1,009,999
Total non-executive directors(2)	US$	737,968	—	—	—	—	35,406	—	10,789	—	784,163

(1)	Joseph Swedish was appointed on June 18, 2018. Mr Swedish did not incur any compensation expenses for the year ended June 30, 2018.
(2)	The US$ results has been translated at the average weighted exchange rate of 0.7764 for the year ended June 30, 2018.

Details of the remuneration of our NEDs for the year ended June 30, 2017 are set out below:

2017		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus(1)	Annual Leave	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
William Burns	A$	167,208	—	—	—	—	—	—	18,448	—	185,656
Brian Jamieson	A$	250,000	—	—	—	—	19,616	—	—	—	269,616
Donal O’Dwyer	A$	128,250	—	—	—	—	12,184	—	—	—	140,434
Michael Spooner	A$	128,250	—	—	—	—	12,184	—	—	—	140,434
Ben-Zion Weiner	A$	128,250	—	—	—	—	—	—	18,448	—	146,698
Eric Rose	A$	227,222	—	—	—	—	—	—	18,448	—	245,670
Total non-executive directors	A$	1,029,180	—	—	—	—	43,984	—	55,344	—	1,128,508
Total non-executive directors(2)	US$	776,311	—	—	—	—	33,176	—	41,745	—	851,232

(1)	STI bonus payable for performance in the year ended June 30, 2017, not paid as at June 30, 2017.
(2)	The US$ results has been translated at the average weighted exchange rate of 0.7543 for the year ended June 30, 2017.

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

Performance Review

The Board conducts periodic performance reviews of the Board and its operations as a whole. A review was conducted during this financial year ended June 30, 2018. This review encompassed feedback on the Chairman and individual NEDs as well as consideration of Board succession planning, diversity and the breadth and sufficiency of skills represented on the Board.

Use of Remuneration Consultants

During the financial year ended June 30, 2018, the Nomination and Remuneration Committee engaged KPMG to provide remuneration advice to assist the Board in decision making, specifically a review of the Remuneration Report to the financial year ended June 30, 2018 and advice in relation to specific changes to be made to Mesoblast’s remuneration framework to apply from FY19 (see “Executive Summary”).

The advice provided by KPMG does not constitute a ‘remuneration recommendation’ as a defined in section 9B of the Corporations Act as it relates to the provision of information and/or advice on the taxation, legal or accounting implications of specific elements of the remuneration framework.

Employment Agreements

The employment of our CEO and CFO are formalized in employment agreements, the key terms of which are as follows:

Name	Term	Notice period	Termination benefit
CEO (Silviu Itescu)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 months’ notice period.	12 months	12 months base salary
CFO (Paul Hodgkinson)(1)	An ongoing employment agreement until notice is given by either party.	6 months	6 months base salary

(1)

Paul Hodgkinson resigned effective May 31, 2018 and did not receive any payments outside of the standard entitlement and forfeited all non-vested options upon termination in accordance with the plan rules.

On termination of employment, key management personnel are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

There is no entitlement to a termination payment in the event of resignation or removal for misconduct.

The employment of the executive team is also formalized in employment contracts.  Three members of the executive team have employment contracts with initial terms ranging from 15 to 25 months, all of which have been fulfilled, and with notice periods ranging from six to twelve months. The remaining members have continuous employment contracts with no fixed term and notice periods ranging from one to six months.

Additional remuneration disclosures

The table and chart below detail Company performance on a market capitalization basis, against executive key management personnel short-term at-risk compensation:

	2018	2017	2016	2015	2014
Share price (ASX:MSB)
– closing at June 30	A$1.48	A$2.08	A$1.08	A$3.76	A$4.47
– high for the year	A$2.36	A$3.44	A$4.06	A$5.88	A$6.8
– low for the year	A$1.19	A$1.03	A$1.01	A$3.17	A$4.18
– share price volatility (annual)	53%	52%	60%	46%	36%
Market capitalization at June 30 (in millions)	A$714	A$891	A$412	A$1,267	A$1,438
– increase/(decrease) – in $ millions	(A$177)	A$479	(A$855)	(A$170)	(A$240)
– increase/(decrease) – as %	20%	116%	(67%)	(12%)	(14%)
Short-term incentives – % of target paid to CEO	90%	75%	—	90%	87.5%
Short-term incentives – as % of base salary paid to CEO	90%	75%	—	90%	87.5%
Short-term incentives – % of target paid to CFO	—	70%	—	100%	n/a
Short-term incentives – as % of base salary paid to CFO	—	35%	—	50%	n/a
Relative proportions of fixed versus variable remuneration expenses

For the years ended June 30, 2018 and 2017, the following table shows the relative proportions of remuneration for our executive KMPs that are linked to performance and those that are fixed based on the amounts disclosed as statutory expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
	2018	2017	2018	2017	2018(1)	2017
Name	%	%	%	%	%	%
Silviu Itescu (CEO)	55	59	45	41	—	—
Paul Hodgkinson (CFO)	59	37	—	11	41	52
(1)	Paul Hodgkinson's LTI has been adjusted for the impact of the reversal of previously recognized share based payment compensation of non-vested options forfeited upon his resignation.

Performance-Based Remuneration

The proportion of at-risk performance remuneration for our executive KMPs that was awarded and forfeited during the periods presented was as follows:

		At-Risk STI %
Name	Total Opportunity A$	Awarded %	Forfeited %
For the year ended June 30, 2018
Silviu Itescu	1,010,000	90	10
Paul Hodgkinson	212,500	—	100
For the year ended June 30, 2017
Silviu Itescu	1,010,000	75	25
Paul Hodgkinson	212,500	70	30

Share Based Compensation

Share options granted to key management personnel (our directors, including Silviu Itescu, and Paul Hodgkinson) in the year ended June 30, 2018 were 200,000 share options granted to Mr. Hodgkinson. In accordance with the plan rules, Mr. Hodgkinson forfeited all non-vested options upon termination. There were no other grants made to key management personnel, including to our directors, in the year ended June 30, 2018. During the year ended June 30, 2018, as a result of a fully underwritten institutional and retail entitlement offer to existing eligible shareholders (on a 1 for 12 basis) in September 2017, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 7.3. At the date of alteration, September 13, 2017, the market price of the shares was A$1.38. The difference between the total fair value of the options affected by the alteration immediately before and after the modification was a reduction of A$138,975. There have been no other modifications to any terms and conditions of share-based payment transactions during the year ended June 30, 2018.

Share options granted to key management personnel (our directors, including Silviu Itescu, and Paul Hodgkinson) in the year ended June 30, 2017 were 450,000 share options granted to Mr. Hodgkinson. There were no other grants made to key management personnel, including to our directors, in the year ended June 30, 2017. There was no modification to any terms and conditions of share-based payment transactions during the year ended June 30, 2017.

Details of options over our ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2018 and June 30, 2017 are set out in the tables below:

Remuneration Values

The following table provides the remuneration values:

	Remuneration consisting of options(1)	Values of options granted(2)	Value of options exercised(3)	Value of options lapsed(4)
For the year ended June 30, 2018
William Burns	2.6%	—	—	—
Eric Rose	3.5%	—	—	—
Ben-Zion Weiner	3.5%	—	—	—
Donal O'Dwyer	—	—	A$255,861	—
Paul Hodgkinson	41.3%	A$117,520	—	—
For the year ended June 30, 2017
William Burns	9.9%	—	—	—
Eric Rose	7.5%	—	—	—
Ben-Zion Weiner	12.6%	—	—	—
Donal O'Dwyer	—	—	A$689,028	—
Paul Hodgkinson	51.8%	A$605,025	—	—

(1)	The percentage of the value of remuneration consisting of options, based on the value of options expensed during the year presented in accordance with IFRS 2 Share-based Payment.
(2)

The accounting value at acceptance date of options that were granted during the year presented as part of remuneration, determined using Black-Scholes valuation model and in accordance with IFRS 2 Share-based Payment. The acceptance date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(3)	The intrinsic value at exercise date of options that were exercised during the year presented, having been granted as part of remuneration previously.
(4)	The intrinsic value at lapse date of options that lapsed during the year presented because a performance condition was not met, but valued as if the performance condition had been met.

Reconciliation of Options held by KMP

The following table shows a reconciliation of options held by each KMP from the beginning to the year ended June 30, 2018:

		Balance at the start of the year	Granted during the year	Vested		Exercised	Forfeited		Balance at the end of the year
Name	Year granted	Number	Number	Number	%	Number	Number	%	Vested and exercisable	Vested and unexercisable	Unvested
Silviu Itescu	—	—	—	—	—	—	—	—	—	—	—
William Burns	2015	80,000	—	80,000	100	—	—	—	80,000	—	—
Brian Jamieson	—	—	—	—	—	—	—	—	—	—	—
Donal O'Dwyer	2011	255,912	—	—	—	(255,912)	—	—	—	—	—
Michael Spooner	—	—	—	—	—	—	—	—	—	—	—
Ben-Zion Weiner	2015	80,000	—	80,000	100	—	—	—	80,000	—	—
Eric Rose	2015	80,000	—	80,000	100	—	—	—	80,000	—	—
Paul Hodgkinson	2018	—	200,000	100,000	50	—	(100,000)	—	100,000	—	—
Paul Hodgkinson	2017	450,000	—	300,000	67	—	(150,000)	—	300,000	—	—
Paul Hodgkinson	2016	400,000	—	266,668	67	—	(133,332)	—	266,668	—	—
Paul Hodgkinson	2015	450,000	—	—	—	—	(450,000)	—	—	—	—
Joseph Swedish	—	—	—	—	—	—	—	—	—	—	—

Terms and conditions of share-based payment arrangements

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Grant date	Vesting date	Expiry date	Exercise price	Value per option at acceptance date	Vested %
13/10/2017(1)	one half - 30/04/2018 one half - 31/12/2018(2)	12/10/2024	A$1.76	A$0.59	50
13/01/2017(1)	one third - 31/03/2017 one third - 31/08/2017 one third - 30/11/2018(2)	12/01/2024	A$1.65	A$1.34	67
27/04/2016	one third - 07/03/2017 one third - 07/03/2018 one third - 07/03/2019(2)	06/03/2023	A$2.80	A$1.05	67
10/07/2015	one third - 02/07/2016 one third - 02/07/2017 one third - 02/07/2018(2)	30/06/2022	A$4.20	A$1.40	67
25/03/2015	25/03/2015(2)	23/07/2019	A$4.69	A$0.92	100
25/11/2014	one third - 25/11/2015 one third - 25/11/2016 one third - 25/11/2017	24/11/2019	A$4.00	A$1.30	100

(1)

These options vest on the achievement of milestones relevant to the KMPs role. The milestones of this grant relate to capital raising, compliance and partnering. The Board has authority to designate that options have vested when the related milestones are met.

(2)	These options were forfeited on Paul Hodgkinson’s resignation on May 31, 2018.

Shares provided on exercise of remuneration options:

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date (closing price)	Exercise price per option
For the year ended June 30, 2018
Donal O’Dwyer (for the year ended June 30, 2018)	255,912	255,912	December 15, 2017	A$1.42	US$0.323
For the year ended June 30, 2017
Donal O’Dwyer (for the year ended June 30, 2017)	255,912	255,912	April 26, 2017	A$3.28	US$0.444

Options Granted as Remuneration

The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2018, to our Directors and our next 5 most highly remunerated officers.

Name	Issue Date	Exercise Price	Number of shares, under option
Directors
Silviu Itescu	—	—	—
Non-Directors
Daniel Devine	October 13, 2017	A$1.76	200,000
Donna Skerrett	October 13, 2017	A$1.76	200,000
Kenneth Borow	October 13, 2017	A$1.76	200,000
Michael Schuster	October 13, 2017	A$1.76	200,000
Roger Brown	October 13, 2017	A$1.76	200,000

Shareholdings

The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2018 financial year in accordance with the Corporations Regulations (section 18).

Name	Balance at the start of the year	Received during the year upon exercise of options	Other changes during the year	Balance at the end of the year
Silviu Itescu	68,244,642	—	714,286	68,958,928
William Burns	28,000	—	2,330	30,330
Brian Jamieson	625,000	—	20,000	645,000
Donal O'Dwyer	875,730	255,912	17,500	1,149,142
Michael Spooner(1)	1,081,335	—	10,000	1,091,335
Ben-Zion Weiner	40,000	—	—	40,000
Eric Rose	—	—	—	—
Paul Hodgkinson	—	—	—	—
Joseph Swedish	—	—	—	—

(1)	Of this balance, Mr. Spooner has a relevant interest of 1,060,000 ordinary shares.

Voting and comments made at our company’s 2017 Annual General Meeting (“AGM”)

We received 81.0% of the votes cast in person or by proxy on a poll in favor of adopting the 2016/2017 remuneration report.

Employee Profile

As of June 30, 2018, we had 81 (2017: 75) employees globally:

59% of our employees are based in the United States where the Mesoblast operational activities are concentrated.

Australia is corporate headquarters with 30% of the employees work.  This includes the CEO and the majority of the Executive team.

The remaining 11% of employees are located in Singapore (10%) and 1% in Switzerland where research and technology transfer activities are conducted.

Non-Executive Director Profile

As at June 30, 2018, we have six non-executive Directors (“NED”) with diverse industry and regional experience, as the charts below illustrate:

(End of Remuneration Report)

Australian Disclosure Requirements

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Issue date	Exercise price of options	Expiry date of options	Number of shares under option
9/07/2012	A$6.67	8/07/2018	100,000
4/09/2013	A$6.26	27/08/2018	125,000
24/02/2014	A$6.36	31/12/2018	650,000
5/09/2014	A$4.69	30/06/2019	1,520,000
9/10/2014	A$4.52	8/10/2019	50,000
25/11/2014	A$4.00	24/11/2019	240,000
12/12/2014	A$4.49	31/10/2019	50,000
25/03/2015	A$4.98	20/01/2019	135,000
25/03/2015	A$4.98	25/01/2019	300,000
25/03/2015	A$4.98	25/01/2019	200,000
25/03/2015	A$4.69	30/06/2019	400,000
25/03/2015	A$4.44	30/06/2019	600,000
12/05/2015	A$4.28	16/02/2020	400,000
10/07/2015	A$4.20	30/06/2022	2,458,334
26/08/2015	A$4.05	16/08/2022	75,000
27/04/2016	A$2.80	6/03/2023	3,380,000
27/04/2016	A$2.74	17/04/2023	200,000
30/06/2016	A$2.20	18/01/2021	1,500,000
31/10/2016	A$2.80	6/03/2023	200,000
06/12/2016	A$1.31	5/12/2023	1,885,000
06/12/2016	A$1.19	5/12/2023	4,400,000
13/01/2017	A$1.65	12/01/2024	300,000
28/06/2017	A$2.23	27/06/2024	300,000
16/09/2017	A$1.54	15/09/2024	100,000
16/09/2017	A$1.40	15/09/2024	150,000
13/10/2017	A$1.94	12/10/2024	2,215,000
13/10/2017	A$1.76	12/10/2024	1,900,000
24/11/2017	A$1.41	23/11/2024	750,000
24/11/2017	A$1.28	23/11/2024	750,000
Sub-total			25,333,334
07/07/2010	US$0.305	26/10/2018	26,108
07/07/2010	US$0.340	26/10/2019	319,892
Sub-total			346,000
Grand Total			25,679,334

No option holder has any right under the options plan to participate in any other of our share issues.

Shares issued on exercise of options during the year

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Number of shares issued	Issue Price	Amount unpaid per share
6/12/2016	8,333	A$1.31	—
6/12/2016	25,000	A$1.31
07/07/2010	255,912	US$0.323	—
Total	289,245		—

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

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2018 is included in Exhibit 99.2 of this annual report on Form 20-F.

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

Directors’ Resolution

This report is made in accordance with a resolution of the directors.

/s/ Brian Jamieson	/s/ Silviu Itescu
Brian Jamieson	Silviu Itescu
Chairman	Chief Executive Officer

Dated: August 30, 2018

6.C	Board Practices

Our board of directors currently consists of eight members, including seven non-executive directors and one executive director, our Chief Executive Officer.

Our directors are generally elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. At every annual general meeting, one-third of the previously elected directors or, if their number is not a multiple of three then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. Additionally, no director, except the Managing Director (currently designated as our Chief Executive Officer, Silviu Itescu), may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. As a result of the staggered terms, not all of our directors will be elected in any given year. The current terms of Messrs. Jamieson and Spooner will expire at the annual shareholders’ meeting in 2018.

Name	First election at AGM	Last election at AGM	End of current term
Brian Jamieson	2007	2015	2018
William Burns	2014	2016	2019
Donal O’Dwyer	2004	2017	2020
Eric Rose	2013	2016	2019
Michael Spooner	2004	2015	2018
Joseph Swedish	Upcoming AGM
Shawn Cline Tomasello	Upcoming AGM

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

Our non-executive directors do not have any service contracts with Mesoblast that provide for benefits upon termination of employment.

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Nomination and Remuneration Committee and an Audit and Risk Management Committee. Each committee operates under a specific charter approved by our board of directors. The Company previously had a separate Science and Technology Committee, but it has been determined that it is appropriate that the function of this Committee (reviewing the Company’s strategic direction and investment with regard to research and development and technology) be retained within the board as a whole.

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

We have established a code of conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mesoblast. The following standards of behavior apply:

•	patient well-being;
•	comply with all laws that govern us and our operations;
•	act honestly and with integrity and fairness in all dealings with others and each other;
•	avoid or manage conflicts of interest;
•	use our assets properly and efficiently for the benefit of all of our shareholders; and
•	seek to be an exemplary corporate citizen.

6.D	Employees

As of June 30, 2018, we had 81 employees, 48 of whom are based in the United States, 24 of whom are based in Australia, including our CEO and certain executive team members, 8 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 75 and 108 employees as of June 30, 2017 and 2016, respectively. We have no collective bargaining agreements with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2018	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	31	1	4	12	48
Australia	8	—	—	16	24
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	44	1	6	30	81

As of June 30, 2017	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	29	1	5	9	44
Australia	8	—	—	14	22
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	42	1	7	25	75

As of June 30, 2016	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	49	1	9	12	71
Australia	11	1	—	15	27
Singapore	6	—	2	1	9
Switzerland	—	—	—	1	1
Total	66	2	11	29	108

We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.

6.E	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 482,639,654 (including 8,474,576 shares subscribed by NovaQuest in June 2018 and that were issued in July 2018) ordinary shares outstanding at June 30, 2018 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC - it generally means that a person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2018. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2018 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Based upon information known to us, as of June 30, 2018 we had 30 shareholders in the United States. These shareholders held an aggregate of 89,453,643 of our ordinary shares, or approximately 18% of our outstanding ordinary shares.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	68,958,928	14.3%
William Burns(2)	110,330	*
Brian Jamieson(3)	645,000	*
Paul Hodgkinson(4)	666,668	*
Eric Rose(5)	80,000	*
Donal O'Dwyer(6)	1,149,142	*
Ben-Zion Weiner(7)	120,000	*
Michael Spooner	1,060,000	*
Joseph Swedish(8)	—	—
All directors and key management personnel as a group (9 persons)	72,790,068	15.1%

*	Less than 1% of the outstanding ordinary shares.
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu.

(2)	Includes (a) 30,330 ordinary shares owned by Mr. Burns and (b) 80,000 ordinary shares subject to options exercisable at a price of A$4.00 per share until November 24, 2019.
(3)	Includes (a) 150,000 ordinary shares owned by Mr. Jamieson and (b) 495,000 ordinary shares owned by Mr. Jamieson through Timaru Close Pty Ltd.
(4)

Includes 666,668 ordinary shares subject to options of which; 133,334 are exercisable at a price of A$4.20 per share until June 30, 2022; 133,334 are exercisable at a price of A$2.80 per share until March 6, 2023; 300,000 are exercisable at a price of A$1.65 per share until January 12, 2024; and 100,000 are exercisable at a price of A$1.76 per share until October 12, 2024. On May 31, 2018, Mr. Hodgkinson resigned as Chief Financial Officer of the Company.

(5)	Includes 80,000 ordinary shares subject to options exercisable at a price of A$4.00 per share until November 24, 2019.
(6)

Includes (a) 811,824 ordinary shares owned by Mr. O’Dwyer, (b) 337,318 ordinary shares owned by Dundrum Investments Ltd. as trustee for The O’Dwyer Family Trust. Mr. O’Dwyer and his spouse are the sole shareholders of Dundrum Investments Ltd.

(7)

Includes (a) 40,000 ordinary shares owned by Dr. Weiner, (b) 80,000 ordinary shares subject to options exercisable at a price of A$4.00 per share until November 24, 2019. On June 18, 2018, Mr. Weiner resigned as director of the Company.

(8)	Mr. Swedish was appointed as Director of the Company on June 18, 2018.

Item 7.	Major Shareholders and Related Party Transactions
7.A	Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 482,639,654(1) ordinary shares outstanding at June 30, 2018 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. None of our shareholders has different voting rights from other shareholders.

(1)

The ordinary shares outstanding as at June 30, 2018 include unissued ordinary shares of 8,474,576 during the period. These shares were issued to NovaQuest on July 10, 2018, under a placement agreement entered into prior to June 30, 2018.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
M&G Investment Group(1)	69,297,896	14.4%
Silviu Itescu(2)	68,958,928	14.3%
Capital Research Global Investors(3)	42,591,080	8.8%
Thorney Holdings(4)	24,696,000	5.1%
(1)

Includes ordinary shares owned indirectly through custodial accounts, over which shares M&G Investment Group retains voting and dispositive power. The address for M&G Investment Group is 5 Laurence Pountney Hill, London EC4R 0HH, United Kingdom.

(2)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu.

(3)

Includes ordinary shares owned indirectly through custodial accounts, over which shares Capital Research Global Investors retains voting and dispositive power. The address for Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.

(4)

Includes ordinary shares owned indirectly through custodial accounts, over which shares Thorney Holdings retains voting and dispositive power. The address for Thorney Holdings is 55 Collins Street, Level 39, Melbourne, Victoria 3000, Australia.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on substantial shareholder notices filed with the ASX and SEC).

•

The Capital Group Companies, Inc. reported on February 16, 2016 that since March 24, 2015 it had acquired 3,461,051 ordinary shares. It reported on February 13, 2017 that since February 16, 2016 it had acquired 1,414,762 ordinary shares, and it held 30,364,000 ordinary shares (including 452,000 ADSs, each representing 5 ordinary shares), or 7.9% of the total voting power as of that date. It reported on December 29, 2017 that since February 14, 2017 it had acquired 7,271,080 ordinary shares, and it held 37,365,080 ordinary shares (including 452,000 ADSs, each representing 5 ordinary shares), or 7.9% of the total voting power as of that date. It reported on March 8, 2018 that since December 30, 2017 it had acquired 5,226,000 ordinary shares, and it held 42,591,080 ordinary shares (including 452,800 ADSs, each representing 5 ordinary shares), or 9.0% of the total voting power as of that date.

•

Thorney Opportunities Ltd reported on March 31, 2017 that, between April 17, 2015 to March 31, 2017, it acquired 5,845,000 ordinary shares, and in total it held 24,696,000 ordinary shares, or 5.8% of the total voting power as of that date.

•

M&G Investment Group reported on November 25, 2015 that, after acquiring 14,625,593 ordinary shares (including 1,497,235 ADSs, each representing 5 ordinary shares acquired in the November 13, 2015 Nasdaq IPO) between February

21, 2012 and November 25, 2015, in total it held 46,643,788 ordinary shares, or 12.3% of the total voting power as of that date.  It reported on March 30, 2017 that it acquired 7,196,982 ordinary shares between November 26, 2015 and March 30, 2017, and that in total it held 54,026,630 ordinary shares (including 1,543,700 ADSs, each representing 5 ordinary shares), or 13.4% of the total voting power as of that date. It reported on July 13, 2017 that it disposed of 368,590 ordinary shares between March 31, 2017 and July 13, 2017, and that in total it held 53,658,040 ordinary shares (including 1,539,053 ADSs, each representing 5 ordinary shares), or 12.35% of the total voting power as of that date. It reported on September 6, 2017 that it acquired 11, 7943,313 ordinary shares between July 12, 2017 and September 6, 2017, and that in total it held 65,452,353 ordinary shares (including 1,537,794 each representing 5 ordinary shares), or 14.19% of the total voting power as of that date. It reported on December 31, 2017 that it acquired 3,845,543 ordinary shares between September 7, 2017 and December 31, 2017, and that in total it held 69,297,896 ordinary shares (including 1,532,843 ADSs, each representing 5 ordinary shares), or 14.73% of the total voting power as of that date.

7.B	Related Party Transactions

The Company has not entered into any related party transactions during the years ended June 30, 2018 and 2017 other than compensation made to Directors and other members of key management personnel, see “Item 6.B Compensation”.

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

On July 17, 2018, the Group announced that it had entered into a strategic alliance with Tasly Pharmaceutical Group (“Tasly”), for the development, manufacture and commercialization in China of the Group’s allogeneic mesenchymal precursor cell (MPC) product candidates MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. The Group will receive $40.0 million from Tasly on closing of the strategic alliance, comprising a $20.0 million up-front technology access fee and $20.0 million in an equity purchase in Mesoblast Limited at A$1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day. This receipt is subject to filing with the State Administration of Foreign Exchange. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and is eligible to receive up to six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

There were no other events that have arisen subsequent to June 30, 2018 and prior to the signing of this report that would likely have a material impact on the financial results presented.

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

Period	US$ High	US$ Low

Annual:
Fiscal year ended
June 30, 2016	15.56	3.50
June 30, 2017	12.50	3.90
June 30, 2018	8.55	4.74

Quarterly:
Fiscal year ended June 30, 2017
First quarter ended September 30, 2016	6.57	3.90
Second quarter ended December 31, 2016	5.90	4.01
Third quarter ended March 31, 2017	9.78	5.28
Fourth quarter ended June 30, 2017	12.50	7.55
Fiscal year ended June 30, 2018
First quarter ended September 30, 2017	8.55	5.29
Second quarter ended December 31, 2017	7.45	4.80
Third quarter ended March 31, 2018	7.79	4.74
Fourth quarter ended June 30, 2018	6.66	5.24

Most recent six months:
Month ended February 28, 2018	7.76	4.74
Month ended March 31, 2018	7.79	5.63
Month ended April 30, 2018	6.34	5.37
Month ended May 31, 2018	6.30	5.24
Month ended June 30, 2018	6.66	5.37
Month ended July 31, 2018	7.27	5.62

The Australian Securities Exchange

Since December 2004, our ordinary shares have been listed in Australia on the ASX trading under the symbol “MSB”. The following table sets forth the high and low market prices for our ordinary shares reported on the ASX for the periods indicated in Australian dollars.

Period	A$ High	A$ Low

Annual:
Fiscal year ended
June 30, 2014	6.80	4.18
June 30, 2015	5.88	3.17
June 30, 2016	4.06	1.01
June 30, 2017	3.44	1.03
June 30, 2018	2.36	1.19

Quarterly:
Fiscal year ended June 30, 2017
First quarter ended September 30, 2016	1.93	1.03
Second quarter ended December 31, 2016	1.55	1.07
Third quarter ended March 31, 2017	2.50	1.43
Fourth quarter ended June 30, 2017	3.44	1.93
Fiscal year ended June 30, 2018
First quarter ended September 30, 2017	2.36	1.31
Second quarter ended December 31, 2018	1.95	1.21
Third quarter ended March 31, 2018	2.06	1.19
Fourth quarter ended June 30, 2018	1.66	1.39

Most recent six months:
Month ended February 28, 2018	1.84	1.19
Month ended March 31, 2018	2.06	1.46
Month ended April 30, 2018	1.66	1.40
Month ended May 31, 2018	1.64	1.39
Month ended June 30, 2018	1.59	1.46
Month ended July 31, 2018	1.91	1.50

9.B	Plan of Distribution

Not applicable.

9.C	Markets

See “Item 9.A Offer and Listing Details.”

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Mesoblast. Our Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. It may be modified or repealed and replaced by special resolution passed at a meeting of shareholders, which a resolution is passed by at least 75% of the votes cast by shareholders (including proxies and representatives of shareholders) entitled to vote on the resolution.

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

Loan Agreement with Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility with an initial interest rate of  9.45%. An additional $40.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. The interest rate is floating. It is computed daily based on the actual number of days elapsed and it is the greater of either 9.45% or the prime rate as reported in the Wall Street Journal plus a certain margin.

Loan Agreement with NovaQuest

In June 2018, we entered into a non-dilutive secured loan with NovaQuest for $40.0 million. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate MSC-100-IV in pediatric patients with steroid refractory aGVHD, in the United States and other geographies excluding Asia (“pediatric aGVHD”). We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

If there are no net sales of pediatric aGVHD, the loan is only repayable on maturity in 2026.  If in any annual period 25% of net sales of pediatric aGVHD exceed the amount of accrued interest owing and from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan.  If in any annual period 25% of net sales of pediatric aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of pediatric aGVHD. Any unpaid interest will be added to the principal amounts owing and will accrue further interest. At maturity date, any unpaid loan balances are repaid.

Agreements with Tasly Pharmaceutical Group

In July 2018, we entered into a Development and Commercialization Agreement as well as an Investment Agreement with Tasly.

The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize in China MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. Tasly will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. On closing, we will receive a $20.0 million upfront technology access fee. Further, we will receive $25.0 million on product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

The Development and Commercialization Agreement provides that Tasly can terminate this agreement with a specified amount of notice, on the later of (a) third anniversary of the agreement coming into effect and (b) receipt of marketing approval in China for each of MPC-150-IM or MPC-25-IC. Mesoblast has termination rights with respect to certain patent challenges by Tasly and if certain competing activities are undertaken by Tasly. Either party may terminate the agreement on material breach of the agreement if such breach in not cured within the specified cure period or if certain events related to bankruptcy of the other party occurs.

The Investment Agreement provides for a $20.0 million equity purchase in Mesoblast Limited by Tasly at A$1.86 per share.

The closing of both the Development and Commercialization Agreement and the Investment Agreement with Tasly is subject to filing with the State Administration of Foreign Exchange.

TiGenix NV – patent license for treatment of fistulae

In December 2017, we entered into a Patent License Agreement with TiGenix NV, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, we received $5.9 million (€5.0 million) as a non-refundable up-front payment. We are entitled to further payments of €5.0 million within 12 months of the patent license agreement date, and up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we will receive single digit royalties on net sales of Alofisel®.

The agreement will continue in full force in each country (other than the United States) until the date upon which the last issued claim of any licensed patent covering Alofisel® expires in such country (currently expected to be 2029) or, with respect to the United States, until the later of (i) the date upon which the last issued claim of any licensed patent covering Alofisel® in the United States expires (currently expected to be around 2031) or (ii) the expiration of the regulatory exclusivity period in the United States with an agreed maximum term.

Either we or Takeda may terminate the agreement for any material breach that is not cured within 90 days after notice. We also have the right to terminate the agreement with a written notice in the event that Takeda file a petition in bankruptcy or insolvency or Takeda makes an assignment of substantially all of its assets for the benefit of its creditors.

Takeda has the right to terminate its obligation to pay royalties for net sales in a specific country if it is of the opinion that there is no issued claim of any licensed patent covering Alofisel® in such country, subject to referral of the matter to the joint oversight/cooperation committee established under the agreement if we disagree.

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

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having total assets of A$252 million or more (or A$1,134 million or more in case of U.S. investors or investors from certain other countries). No asset threshold applies in the case of foreign government investors and acquiring a direct interest in land owning entities Australia (generally 10%).  Different rules apply to sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the Foreign Acquisitions and Takeovers Act and includes in relation to any person:

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

In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more (or A$1,134 million or more in case of U.S. investors or investors from certain other countries) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds

40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. Different rules apply to government investors, and acquisitions of interests in sensitive business acquisitions, agribusiness and land owning entities.

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with our ordinary shares or ADSs acquired and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies and real estate investment trusts;
•	financial institutions;
•	individual retirement and other tax-deferred accounts;
•	certain former U.S. citizens or long-term residents;
•	brokers or dealers in securities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	partnerships and other entities treated as partnership or pass through entities for U.S. federal income tax purposes, and partners or investors in such entities;
•

•	tax-exempt organizations (including private foundations);
•	persons that may have been subject to the alternative minimum tax;
•	persons that hold or dispose of ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of the vote or value of our equity;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an applicable financial statement;
•	persons who acquire ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons that are not U.S. holders (as defined below).

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
•

a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable U.S. income tax regulations to be treated as a U.S. person.

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

The U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on ordinary shares or ADSs will be treated as qualified dividends if (i)(a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program or (b) the dividends are with respect to ordinary shares (or ADSs in respect of such shares) which are readily tradable on a U.S. securities market; (ii) certain holding period requirements are met; and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. In addition, our ADSs are listed on the Nasdaq Global Select Market, and as such U.S. Treasury Department guidance indicates that our ADSs will be readily tradable on an established U.S. securities market. Thus, we believe that as long as we are not a PFIC, dividends we pay generally should be eligible for the preferential tax rates on qualified dividends. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors regarding the availability of the preferential tax rates on dividends.

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

Subject to certain complex limitations, including the PFIC rules discussed below, a U.S. holder generally will be entitled, at such holder's option, to claim either a credit against such holder's U.S. federal income tax liability or a deduction in computing such holder's U.S. federal taxable income in respect of any Australian taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

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

Passive Foreign Investment Company

As a non-U.S. corporation, we will be a PFIC for any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties and certain gains from the sale of shares and securities or commodities transactions, including amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares or ADSs); or (ii) the average quarterly value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the PFIC asset test, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing debt instruments or bank deposits that are readily convertible into cash. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC income and asset tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not believe that we were a PFIC for the taxable year ending June 30, 2018. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.

Default PFIC Rules

If we are a PFIC for any taxable year during which you own our ordinary shares or ADSs, unless you make the mark-to-market election or the Qualified Electing Fund election described below, you will generally be (and remain) subject to additional taxes and interest charges, regardless of whether we remain a PFIC in any subsequent taxable year, (i) on certain “excess distributions” we may make; and (ii) on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs. Distributions in respect of your ordinary shares (or ADSs in respect of such shares) during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares (or ADSs) over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and our disposition of shares of the lower-tier PFIC, even though such U.S. holder would not receive the proceeds of those distributions or dispositions. You should consult with your own tax advisor regarding the application to you of the PFIC rules to any of our subsidiaries if we are a PFIC.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

You should consult with your own tax advisor regarding the applicability and potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares or ADSs if we are or become a PFIC, including the tax issues raised by lower-tier PFICs that we may own and the procedures for making such an election.

QEF Election

Alternative rules to those set forth under “Default PFIC Rules” above apply if an election is made to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Code. A QEF election is available only if a U.S. holder receives an annual information statement from us setting forth such holder's pro rata share of our ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes.

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

Tax on Net Investment Income

Certain non-corporate U.S. holders will be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year; and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. holder’s net investment income will generally include dividends received on the ordinary shares or ADSs and net gains from the disposition of ordinary shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult the holder’s tax advisor regarding the applicability of the tax on net investment income to the holder’s dividend income and gains in respect of the holder’s investment in the ordinary shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

Certain U.S. holders may be required to report (on IRS Form 8938) information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.

The discussion above is a general summary only. It is not intended to constitute a complete analysis of all tax considerations applicable to an investment in our ADSs or ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you of an investment in our ADSs or ordinary shares in light of your particular circumstances.

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

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2018. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2018.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2018 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2018. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

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

Item 16A.	Audit Committee Financial Expert

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

Item 16B.	Code of Ethics

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

Item 16C.	Principal Accountant Fees and Services

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

Audit and Non-Audit Services Fees

See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC during the year ended June 30, 2018 and 2017.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Australian Disclosure Requirements

The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 30, 2018. The directors have the power to amend and reissue the financial statements.

All press releases, financial reports and other information are available on our website: www.mesoblast.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Mesoblast Limited and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 30, 2018

We have served as the Company’s auditor since 2008.

Mesoblast Limited

Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2018	2017	2016
Revenue	3	17,341	2,412	42,548
Research & development		(65,927)	(58,914)	(50,013)
Manufacturing commercialization		(5,508)	(12,065)	(29,763)
Management and administration		(21,907)	(23,007)	(22,500)
Fair value remeasurement of contingent consideration	3	10,541	(130)	28,112
Other operating income and expenses	3	1,312	1,489	2,714
Finance costs	3	(1,829)	—	—
Impairment of intangible assets	3	—	—	(61,919)
Loss before income tax	3	(65,977)	(90,215)	(90,821)
Income tax benefit/(expense)	4	30,687	13,400	86,694
Loss attributable to the owners of Mesoblast Limited		(35,290)	(76,815)	(4,127)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share		(7.58)	(19.25)	(1.13)
Diluted - losses per share		(7.58)	(19.25)	(1.13)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2018	2017	2016
Loss for the year		(35,290)	(76,815)	(4,127)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Changes in the fair value of available-for-sale financial assets	7(b)	324	31	(334)
Exchange differences on translation of foreign operations	7(b)	(903)	316	(705)
Other comprehensive (loss)/income for the period, net of tax		(579)	347	(1,039)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(35,869)	(76,468)	(5,166)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Retained Earnings	Total
Balance as of July 1, 2015		709,191	60,740	—	(37,984)	(263,960)	467,987
Loss for the period		—	—	—	—	(4,127)	(4,127)
Other comprehensive loss		—	—	(334)	(705)	—	(1,039)
Total comprehensive loss for the period		—	—	(334)	(705)	(4,127)	(5,166)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,947	—	—	—	—	60,947
	7(a)	60,947	—	—	—	—	60,947
Transfer exercised options		134	(134)	—	—	—	—
Fair value of share-based payments	17	—	3,149	—	—	—	3,149
Reclassification of modified options to liability		—	1,244	—	—	—	1,244
		134	4,259	—	—	—	4,393
Balance as of June 30, 2016		770,272	64,999	(334)	(38,689)	(268,087)	528,161

Balance as of 1 July 2016		770,272	64,999	(334)	(38,689)	(268,087)	528,161
Loss for the period		—	—		—	(76,815)	(76,815)
Other comprehensive income		—	—	31	316	—	347
Total comprehensive profit/(loss) for the period		—	—	31	316	(76,815)	(76,468)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,140	—		—	—	60,140
	7(a)	60,140	—		—	—	60,140
Transfer exercised options		13	(13)		—	—	—
Fair value of share-based payments	17	—	5,036		—	—	5,036
Reclassification of modified options from liability		—	(103)		—	—	(103)
		13	4,920	—	—	—	4,933
Balance as of 30 June 2017		830,425	69,919	(303)	(38,373)	(344,902)	516,766

Balance as of July 1, 2017		830,425	69,919	(303)	(38,373)	(344,902)	516,766
Loss for the period		—	—	—	—	(35,290)	(35,290)
Other comprehensive income/(loss)		—	—	324	(903)	—	(579)
Total comprehensive profit/(loss) for the period		—	—	324	(903)	(35,290)	(35,869)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		49,358	—	—	—	—	49,358
Contributions of equity for unissued ordinary shares, net of transaction costs		9,660	—	—	—	—	9,660
	7(a)	59,018	—	—	—	—	59,018
Transfer of exercised options		38	(38)	—	—	—	—
Fair value of share-based payments	17	—	5,959	—	—	—	5,959
Reclassification of modified options to liability		—	134	—	—	—	134
		38	6,055	—	—	—	6,093
Balance as of June 30, 2018		889,481	75,974	21	(39,276)	(380,192)	546,008

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2018	2017
Assets
Current Assets
Cash & cash equivalents	5(a)	37,763	45,761
Trade & other receivables	5(b)	50,366	3,743
Prepayments	5(b)	12,942	14,105
Total Current Assets		101,071	63,609

Non-Current Assets
Property, plant and equipment	6(a)	1,084	1,814
Available-for-sale financial assets	5(c)	2,321	1,997
Other non-current assets	5(d)	3,361	1,916
Intangible assets	6(b)	584,606	586,350
Total Non-Current Assets		591,372	592,077
Total Assets		692,443	655,686

Liabilities
Current Liabilities
Trade and other payables	5(e)	18,921	21,805
Provisions	6(c)	5,082	14,865
Total Current Liabilities		24,003	36,670

Non-Current Liabilities
Deferred tax liability	6(d)	20,079	49,293
Provisions	6(c)	42,956	52,957
Borrowings	5(f)	59,397	—
Total Non-Current Liabilities		122,432	102,250
Total Liabilities		146,435	138,920
Net Assets		546,008	516,766

Equity
Issued Capital	7(a)	889,481	830,425
Reserves	7(b)	36,719	31,243
(Accumulated losses)/retained earnings		(380,192)	(344,902)
Total Equity		546,008	516,766

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Cash Flows

		Year ended June 30,
(in U.S. dollars, in thousands)	Note	2018	2017	2016
Cash flows from operating activities
Commercialization revenue received		3,019	1,332	99
Milestone payment received		7,125	500	3,500
Research and development tax incentive received		—	2,813	4,466
Payments to suppliers and employees (inclusive of goods and services tax)		(84,682)	(100,598)	(97,190)
Interest received		367	483	1,129
Interest paid		(816)	—	—
Income taxes (paid)/refunded		(25)	(1)	—
Net cash (outflows) in operating activities	8(b)	(75,012)	(95,471)	(87,996)

Cash flows from investing activities
Payments for contingent consideration		(952)	—	—
Investment in fixed assets		(201)	(311)	(722)
Rental deposits received		—	453	—
Payments for investments		—	—	(805)
Payments for licenses		—	—	(200)
Net cash (outflows)/inflows in investing activities		(1,153)	142	(1,727)

Cash flows from financing activities
Proceeds from borrowings		31,704	—	—
Payments of transaction costs from borrowings		(392)	—	—
Proceeds from issue of shares		40,566	61,932	68,549
Payments for share issue costs		(3,265)	(1,927)	(6,483)
Net cash inflows by financing activities		68,613	60,005	62,066

Net decrease in cash and cash equivalents		(7,552)	(35,324)	(27,657)
Cash and cash equivalents at beginning of period		45,761	80,937	110,701
FX (losses)/gains on the translation of foreign bank accounts		(446)	148	(2,107)
Cash and cash equivalents at end of period	8(a)	37,763	45,761	80,937

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

(i)	Going concern

For the fiscal years ended June 30, 2018, 2017 and 2016, the Group incurred a total comprehensive loss after income tax of $35.9 million, $76.5 million and $5.2 million, respectively, and had net cash outflows from operations of $75.0 million, $95.5 million and $88.0 million, respectively. As of June 30, 2018, the Group held total cash and cash equivalents of $37.8 million. As of June 30, 2018, the Group recognized funds receivable from debt financing and unissued capital of $39.0 million pursuant to a financing facility with NovaQuest Capital Management, L.L.C. (“NovaQuest”). On July 10, 2018 the net proceeds from the financing facility of $39.0 million were received and recognized in cash and cash equivalents. The Group will also receive $40.0 million from Tasly Pharmaceutical Group (“Tasly”) on closing of the strategic alliance that the two companies announced in July 2018 for cardiovascular therapies in China. This receipt is subject to filing with the State Administration of Foreign Exchange.

In addition to the strategic alliance with Tasly, the Group has committed to entering into non-dilutive commercial partnering transactions to fund operations. The Group also continues to work on various cost containment and deferment strategies. A fully discretionary equity facility remains for up to A$120 million/US$ 90 million over 12 months to provide additional funds as required. The Group may also consider equity-based financing or drawing further debt funding on current debt arrangements to fund future operational requirements.

There is uncertainty related to the Group’s ability to partner programs, raise capital or debt at terms to meet the Group’s requirements. Additionally, there is uncertainty related to the Group’s ability to sustainably maintain implemented cost reductions and further defer programs on a timely basis while achieving expected outcomes.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon the strategic alliance with Tasly, non-dilutive funding in the form of commercial partnering transactions or equity-based financing to fund future operations, together with maintaining implemented cost containment and deferment strategies.

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

(ii)Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(iii)	New and amended standards adopted by the Group

There were no new or amended accounting standards that were applicable to the Group for the June 30, 2018 reporting period.

(iv)	New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2018 reporting period. The Group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning July 1, 2017.

Initial application of the following Standards is not expected to materially impact the amounts recognized or disclosures made in the current financial report and management do not consider these new accounting standards to have a material impact on future transactions made in relation to the Group. The Group is in the process of assessing the impact of these new standards on its accounting policy.

The following standards applicable to the Group but are not yet adopted are summarized below:

Title of standard	IFRS 9 Financial Instruments
Key requirements

IFRS 9 introduced revisions in the following areas:

•       Classification and measurement – replacement of the existing complex rule-based requirements with a principle-based approach which is driven by cash flow characteristics and business model.

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

Impact

The Group has reviewed its financial assets and liabilities and expects the following impact from the adoption of the new standard from July 1, 2018:

•     Accounting for non-trading equity investments – IFRS 9 requires investments in equity instruments to be recorded at fair value with changes recognized through profit or loss (FVTPL). There is an allowance for management to make an irrevocable election on initial recognition for fair value changes in non-trading equity investments to be recorded in other comprehensive income (FVOCI). The Group has an available-for-sale financial asset recorded at $2.3 million as at June 30, 2018, measured at FVOCI. On transition to IFRS 9 on July 1, 2018, the Group expects to make an election to record this investment in an equity instrument at FVOCI. Therefore, no material impact is expected on the measurement of the AFS financial asset on transition.

•     Accounting for financial liabilities – the Group has financial liabilities arising from contingent consideration of $42.1 million as at June 30, 2018, which is mandatorily carried at FVTPL, and financial liabilities carried at amortized cost of $59.4 million as at June 30, 2018. There is an allowance for management to make an irrevocable election on initial recognition for financial liabilities that are measured at amortized cost to be measured at FVTPL. The Group does not expect to designate any of its financial liabilities carried at amortized cost as FVTPL using the fair value option upon adoption of IFRS 9 on July 1, 2018. Therefore, the Group does not expect any material impact on transition to IFRS 9 from July 1, 2018.

Effective Date	IFRS 9 must be applied for financial years commencing on or after January 1, 2018. The Group has not adopted IFRS 9 before its mandatory date.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Key requirements

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

Impact

The Group has reviewed all relevant revenue arrangements and expects the following effects of applying the new standard on the Group’s financial statements:

•       Accounting for sales- or usage-based royalties – IFRS 15 contains an exception to the general principles for accounting for variable consideration for sales- or usage-based royalties arising from licenses of IP. Under this exception, royalties are recognized at the later of when underlying sales occur and all royalty-related performance obligations are satisfied. In the year ended June 30, 2018, the Group earned sales-based royalty and milestone income from licensing arrangement with JCR Pharmaceuticals Co., Ltd. (“JCR”) of $5.1 million. The Group estimates that the impact of applying the sales- or usage-based royalty exception will not have a material impact on transition to IFRS 15 from July 1, 2018.

•       Accounting for the licensing of intellectual property (“IP”) – IFRS 15 contains specific implementation guidance for the accounting for licenses of IP. In particular, the Group is required to determine whether a license granted to a customer provides a right to use IP or a right to access IP. This determination affects whether revenue is recognized at a point in time or over time, respectively. In the year ended June 30, 2018, the Group recognized milestone revenue relating to the non-refundable up-front payment of $5.9 million (€5.0 million) received upon execution of the Group’s patent license arrangement with Takeda Pharmaceutical Company Limited (“Takeda”) in December 2017 and $5.9 million (€5.0 million) in relation to further payments due within 12 months of the patent license agreement date for the product Alofisel®. The license of IP to Takeda is a license to use under IFRS 15 and therefore revenue is recognized at a point in time as performance obligations are satisfied. Since the performance obligations have been satisfied for the revenue recognized in the year ended June 30, 2018, the Group does not expect a material impact on transition to IFRS 15 on July 1, 2018.

•       Accounting for contracts with variable consideration – IFRS 15 contains a constraint that allows variable consideration to be included in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur. Under the patent license arrangement with Takeda, the Group is entitled to up to €10.0 million in payments from Takeda when Alofisel® reaches certain product regulatory milestones. The product regulatory milestones are subject to the constraint over variable consideration and the Group has not recognized consideration in respect of these payments in the calculation of the transaction price for revenue recognized in the year to June 30, 2018. Therefore, we do not expect there to be a material impact on transition to IFRS 15 on July 1, 2018.

Effective Date

IFRS 15 must be applied for financial years commencing on or after January 1, 2018. The Group has not adopted IFRS 15 before its mandatory date and intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognized in retained earnings as of July 1, 2018, and comparative disclosures will not be restated.

Title of standard	IFRS 16 Leases
Key requirements

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

Impact

Refer to Notes 14 (b) and (c) for the lease commitments the Group holds as a lessee and lessor.

The Group is currently evaluating the effect that the updated IFRS 16 will have on the consolidated financial statements and related disclosures.

Effective Date	IFRS 16 must be applied on or after January 1, 2019. The Group does not intend to adopt IFRS 16 before its mandatory date.

2. Significant changes in the current reporting period

(i)	Significant events

The financial position and performance of the Group was affected by the following events during the year ended June 30, 2018:

•

On December 14, 2017, the Group entered into a patent license agreement with TiGenix NV, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of its patents to support global commercialization of the adipose-derived mesenchymal stem cell product Alofisel®, previously known as Cx601 for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. As part of the agreement, the Group received $5.9 million (€5.0 million) as a non-refundable up-front payment.  The Group will be entitled to further payments of €5.0 million within 12 months of the patent license agreement date, and up to €10.0 million when Takeda reaches certain product regulatory milestones.  Additionally, the Group will receive single digit royalties on net sales of Alofisel®.

•

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (“the Tax Act”), which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%.  The Group recognized the tax effects of the Tax Act, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%, see Note 4.

•

On March 6, 2018, the Group entered into a $75.0 million non-dilutive, four year credit facility with Hercules Capital, Inc. (“Hercules”). The Group drew the first tranche of $35.0 million of the principal amount on closing. An additional $40.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met, see Note 5(f).

•

On June 29, 2018, the Group entered into a $40.0 million non-dilutive, eight year credit facility and a $10.0 million equity placement with NovaQuest. The Group drew the first tranche of $30.0 million of the principal amount on closing, with an additional tranche of $10.0 million becoming available on marketing approval of remestemcel-L (“MSC-100-IV”) by the United States Food and Drug Administration (“FDA”). The loan matures in July 2026 with principal repayments from net sales of MSC-100-IV and interest payments deferred until after the first commercial sale, see Note 5(f).

•

On July 17, 2018, the Group announced that it had entered into a strategic alliance with Tasly Pharmaceuticals Group (“Tasly”) for the development, manufacture and commercialization in China of the Group’s allogenic mesenchymal precursor cell products, MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infraction. Tasly will receive exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC.

The Group will receive $40.0 million from Tasly on closing of the strategic alliance, comprising a $20.0 million up-front technology access fee and $20.0 million in an equity purchase in Mesoblast Limited at A$1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day. This receipt is subject to filing with the State Administration of Foreign Exchange. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and is eligible to receive up to six escalating milestone payments upon the product candidates reaching certain sales thresholds in China, see Note 15.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2018	2017	2016
Revenue
Commercialization Revenue		3,641	1,444	37,969
Milestone Revenue		13,334	500	3,500
Interest Revenue		366	468	1,079
Total Revenue		17,341	2,412	42,548

Clinical trial and research & development		(42,863)	(38,141)	(30,270)
Manufacturing production & development		(3,640)	(8,313)	(21,506)

Employee benefits
Salaries and employee benefits		(19,343)	(20,039)	(24,350)
Defined contribution superannuation expenses		(374)	(362)	(362)
Equity settled share-based payment transactions(1)		(6,199)	(5,276)	(3,389)
Total Employee benefits		(25,916)	(25,677)	(28,101)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(909)	(1,578)	(1,625)
Intellectual property amortization		(1,741)	(1,479)	(567)
Total Depreciation and amortization of non-current assets		(2,650)	(3,057)	(2,192)

Other Management & administration expenses
Overheads & administration		(8,477)	(8,128)	(10,361)
Consultancy		(3,295)	(3,329)	(3,396)
Legal, patent and other professional fees		(3,436)	(4,452)	(3,888)
Intellectual property expenses (excluding the amount amortized above)		(3,065)	(2,889)	(2,562)
Total Other Management & administration expenses		(18,273)	(18,798)	(20,207)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	10,541	(130)	28,112
Total Fair value remeasurement of contingent consideration		10,541	(130)	28,112

Impairment of intangible assets
Impairment of in-process research and development acquired	6(b)	—	—	(61,919)
Total Impairment of intangible assets		—	—	(61,919)

Other operating income and expenses
Research & development tax incentive(2)		1,807	1,532	3,840
Foreign exchange gains/(losses)		161	(43)	(1,126)
Foreign withholding tax paid		(656)	—	—
Total Other operating income and expenses		1,312	1,489	2,714

Finance costs
Interest expense		(1,829)	—	—
Total Finance costs		(1,829)	—	—

Total loss before income tax		(65,977)	(90,215)	(90,821)

(1)	Share-based payment transactions

For the year ended June 30, 2018, 2017 and 2016, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2018	2017	2016
Research and development	3,638,311	2,837,231	2,461,110
Manufacturing and commercialization	558,928	420,762	681,355
Management and administration	2,001,349	2,017,172	246,197
	6,198,588	5,275,165	3,388,662
(2)	Research and development tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditures from July 1, 2011. Management has assessed these activities and expenditures to determine which are likely to be eligible under the incentive scheme. At each period end management estimates the refundable tax offset available to the Group based on available information at the time. The Group uses the assistance of independent tax specialists to review, on an annual basis, the quantum of our previous research and development tax claim and our on-going eligibility to claim this tax incentive in Australia. For years ended June 30, 2018, 2017 and 2016, the Group has recognized income of $1.8 million, $1.5 million and $3.8 million, respectively.

Of the $1.8 million research and development tax incentive recorded in other income for the year ended June 30, 2018, $0.1 million relates to a change in the original estimate of the research and development tax incentive income the Group estimated it would receive from the Australian Government for the year ended June 30, 2017.

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

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2018	2017	2016
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(65,977)	(90,215)	(90,821)
	Tax benefit at the Australian tax rate of 30% (2017: 30%)	(19,793)	(27,065)	(27,246)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,544	1,488	884
	Research and development tax concessions	537	2,442	699
	Foreign exchange translation gains/(losses)	(242)	—	—
	Contingent consideration	(3,162)	39	(11,221)
	Other sundry items	1,011	497	(1,873)
	Current year tax expense/(benefit)	(20,105)	(22,599)	(38,757)
	Adjustments for current tax of prior periods	(3,616)	(5,870)	(2,224)
	Differences in overseas tax rates	5,259	7,797	9,192
	Tax benefit not recognized	11,065	7,272	5,851
	Change in tax rate on Deferred tax assets	27,471	—	—
	Change in tax rate on Deferred tax liability	(50,761)	—	—
	Previously unrecognized tax losses now recouped to reduce deferred tax expense/(benefit)	—	—	(60,756)
	Income tax expense/(benefit) attributable to loss before income tax	(30,687)	(13,400)	(86,694)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2018	2017	2016
(b)	Income tax expense/(benefit)
	Current tax
	Current tax	—	—	—
	Total current tax expense/(benefit)	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	20,183	(13,204)	(65,022)
	Decrease in deferred tax liabilities	(50,870)	(196)	(21,672)
	Total deferred tax expense/(benefit)	(30,687)	(13,400)	(86,694)
	Income tax expense/(benefit)	(30,687)	(13,400)	(86,694)

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

Deferred taxes are measured at the rate in which they are expected to settle within the respective jurisdictions, which can change based on factors such as new legislation or timing of utilization and reversal of associated assets and liabilities. On December 22, 2017, the United States signed into law the Tax Act, which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%. The Group recognized the tax effects of the Tax Act in the year ended June 30, 2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%.

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2018	2017	2016
(c)	Amounts that would be recognized directly in equity if brought to account

Aggregate current and deferred tax arising in the reporting

   period and not recognized in net loss or other

   comprehensive income but which would have been

   directly applied to equity had it been brought to account:

	Current tax recorded in equity (if brought to account)	(1,059)	(764)	(148)
	Deferred tax recorded in equity (if brought to account)	877	960	808
		(182)	196	660

Year Ended June 30,
	(in U.S. dollars, in thousands)	2018	2017	2016
(d)	Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	—	—	—

		As of June 30,
	(in U.S. dollars, in thousands)	2018	2017	2016
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	41,501	34,896	27,060
	Other temporary differences
	Potential tax benefit at local tax rates	3,704	3,908	3,432
	Other tax credits
	Potential tax benefit at local tax rates	3,220	—	—
		48,425	38,804	30,492

As of June 30, 2018, 2017 and 2016, the Group has deferred tax assets not brought to account of $48.4 million, $38.8 million and $30.5 million, respectively. Deferred tax assets have been brought to account only to the extent that it is foreseeable that they are recoverable against future tax liabilities.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2018
Cash & cash equivalents	5(a)	—	—	37,763	37,763
Trade & other receivables	5(b)	—	—	50,366	50,366
Available-for-sale financial asset	5(c)	2,321	—	—	2,321
Other non-current assets	5(d)	—	—	3,361	3,361
		2,321	—	91,490	93,811
As of June 30, 2017
Cash & cash equivalents	5(a)	—	—	45,761	45,761
Trade & other receivables	5(b)	—	—	3,743	3,743
Available-for-sale financial asset	5(c)	1,997	—	—	1,997
Other non-current assets	5(d)	—	—	1,916	1,916
		1,997	—	51,420	53,417

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2018
Trade and other payables	5(e)	—	—	18,921	18,921
Borrowings	5(f)	—	—	59,397	59,397
Contingent considerations	5(g)(iii)	—	42,070	—	42,070
		—	42,070	78,318	120,388
As of June 30, 2017
Trade and other payables	5(e)	—	—	21,805	21,805
Contingent considerations	5(g)(iii)	—	63,595	—	63,595
		—	63,595	21,805	85,400

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Cash at bank	37,221	7,722
Deposits at call(1)	542	38,039
	37,763	45,761

(1)	As of June 30, 2018 and June 30, 2017, interest-bearing deposits at call include amounts of $0.4 million and $0.5 million, respectively, held as security and are restricted for use.
(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments
(i)	Trade receivables

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Trade debtors	6,630	474
Funds receivable from debt financing and unissued capital(1)	38,950	—
Income tax and tax incentives recoverable	3,305	1,631
Other receivables	615	698
Foreign withholding tax recoverable	471	471
Security deposit	250	250
Sundry debtors	81	120
Other recoverable taxes (Goods and services tax and value-added tax)	53	87
Interest receivables	11	12
Trade and other receivables	50,366	3,743

(1)

On July 2, 2018, the Group announced that the Group had entered into a financing agreement with NovaQuest on June 29, 2018 to develop and commercialize its allogeneic product candidate MSC-100-IV for pediatric patients with acute Graft versus Host Disease ("aGVHD”). The contractual terms of the agreement pertaining to the receipt of funds were binding and therefore the Group recognized a receivable of $39.0 million at June 30, 2018. On July 10, 2018 the net proceeds from the financing facility of $39.0 million were received and recognized in cash and cash equivalents.

(ii)	Prepayments
	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Clinical trial research and development expenditure	12,042	13,571
Other	759	340
Prepaid insurance and subscriptions	141	194
Prepayments	12,942	14,105

(iii) Classification as trade and other receivables

Interest receivables are amounts due at maturity of term deposits. All trade and other receivable balances are within their due dates and none are considered to be impaired as of June 30, 2018 and June 30, 2017.

(iv) Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Group.

(v) Fair values of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.

(vi) Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 10(a) and (b).

c.	Available-for-sale financial assets

Available-for-sale financial assets include the following classes of financial assets:

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Unlisted securities:
Equity securities	2,321	1,997
	2,321	1,997

(i) Classification of financial assets as available-for-sale

Investments are designated as available-for-sale financial assets if they do not have fixed maturities and fixed or determinable payments, and management intends to hold them for the medium to long-term. Financial assets that are not classified into any of the other categories (at FVTPL, loans and receivables or held-to-maturity investments) are also included in the available-for-sale category.

The financial assets are presented as non-current assets unless they mature, or management intends to dispose of them within 12 months of the end of the reporting period.

(ii) Impairment indicators for available-for-sale financial assets

A security is considered to be impaired if there has been a significant or prolonged decline in the fair value below its cost. See Note 22(l)(v) for further details about the Group’s impairment policies for financial assets.

(iii) Amounts recognized in other comprehensive income

For the years ended June 30, 2018, 2017 and 2016, the Group recognized in statement of comprehensive income a gain of $0.3 million, a gain of $Nil and a loss of $0.3 million respectively, for change in fair value of the available-for-sale financial assets.

(iv) Fair value, impairment and risk exposure

Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the available-for-sale financial assets are either past due or impaired.

All available-for-sale financial assets are denominated in USD.

d.	Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Bank Guarantee	710	738
Letter of Credit	1,178	1,178
U.S. Tax credits	1,473	—
	3,361	1,916

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

U.S. Tax credits

These funds are receivable from the Internal Revenue Service (“IRS”) as a result of the changes in the U.S. corporate income tax legislation with the Tax Act which was signed into law in December 2017. Tax credits arising from the Alternative Minimum Tax (“AMT”) regime have become refundable in 2021.

(ii) Impairment and risk exposure

No other non-current assets are either past due or impaired.

e.	Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Trade payables and other payables	18,921	21,805
Trade and other payables	18,921	21,805

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Current
Secured liabilities:
Borrowing arrangements	—	—
	—	—

Non-current
Secured liabilities:
Borrowing arrangements	65,000	—
Less: transaction costs	(6,328)	—
Amortization of transaction costs	725	—
	59,397	—

(i) Borrowing arrangements

Hercules Capital, Inc.

On March 6, 2018, the Group drew the first tranche of $35.0 million of the principal amount from the $75.0 million 9.45% floating rate loan with Hercules. An additional $40.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments up to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On March 22, 2018 and June 14, 2018, in line with the increases in the U.S. prime rate, the interest rate on the loan increased to 9.70% and 9.95%, respectively.

The carrying amount of the non-current loan is secured by a first charge over the assets of the Group, excluding $0.7 million of bank guarantees and $1.2 million of letters of credit included in other non-current assets (refer to Note 5(d)), $0.5 million of interest-bearing deposits at call included in cash and cash equivalents (refer to Note 5(a)) and $0.2 million of cash held as security included in trade and other receivables (refer to Note 5(b)). These items have been used to secure liabilities other than the non-current loan.

NovaQuest Capital Management, L.L.C.

On June 29, 2018, we drew the first tranche of $30.0 million of the principal amount from the $40.0 million secured loan with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate MSC-100-IV in pediatric patients with steroid refractory aGVHD, in the United States and other geographies excluding Asia (“pediatric aGVHD”). We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

If there are no net sales of pediatric aGVHD, the loan is only repayable on maturity in 2026.  If in any annual period 25% of net sales of pediatric aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of pediatric aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of pediatric aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement in the period the revision is made.

The carrying amount of the loan is subordinated to the senior creditor, Hercules.

(ii) Compliance with loan covenants

The Group has complied with the financial covenants of its borrowing facilities during the year ended June 30, 2018. There were no borrowings during the year ended June 30, 2017.

(iii) Net debt reconciliation

(in U.S. dollars, in thousands)	Current borrowings	Non-current borrowings	Total
As of June 30, 2017	—	—	—
Changes from financing cash flows
Proceeds from debt	—	31,704	31,704
Payment of transaction costs	—	(392)	(392)
Repayment of loans	—	—	—
Movement in short-term borrowings	—	—	—
Total changes in liabilities arising on financing cash flows	—	31,312	31,312
Non-cash changes
Funds receivable from debt financing	—	28,950	28,950
Accrued transaction costs	—	(1,590)	(1,590)
Amortization of transaction costs	—	725	725
As of June 30, 2018	—	59,397	59,397

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.Recognized fair value measurements

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2018 and June 30, 2017 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2017
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets:
Equity securities - biotech sector	5(c)	—	—	1,997	1,997
Total Financial Assets		—	—	1,997	1,997

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	6(d)	—	—	63,595	63,595
Total Financial Liabilities		—	—	63,595	63,595

As of June 30, 2018
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets:
Equity securities - biotech sector	5(c)	—	—	2,321	2,321
Total Financial Assets		—	—	2,321	2,321

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	6(d)	—	—	42,070	42,070
Total Financial Liabilities		—	—	42,070	42,070

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

(ii) Valuation techniques used.

The Group used the discounted cash flow analysis to determine the fair value measurements of level 3 instruments.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended June 30, 2018 and June 30, 2017:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2016	63,716
Amount used during the year	(251)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	130
Closing balance - June 30, 2017	63,595

Opening balance - July 1, 2017	63,595
Amount used during the year	(10,984)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(10,541)
Closing balance - June 30, 2018	42,070

(1)

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

(2)

In the year ended June 30, 2018 a gain of $10.5 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain is a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, product pricing, market population, market penetration and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,		Valuation	Unobservable	Year Ended June 30,		Relationship of unobservable inputs to
Description	2018	2017	technique	inputs(1)	2018	2017	fair value
Contingent consideration provision	42,070	63,595	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2018: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

Year ended June 30, 2017: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2018: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2017: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 5%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2018: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2017: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 5%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the years ended June 30, 2018 and 2017, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. The remeasurement charged to the consolidated income statement was a net result of changes to key assumptions such as developmental timelines, product pricing, market population, market penetration, probability of success and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

The fair value of contingent consideration	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	23,674	34,501
Fair value of royalty payments from commercialization of the intellectual property acquired	18,396	29,094
	42,070	63,595

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

Expected sales volumes:       Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.

6. Non-financial assets and liabilities

a.	Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2017
Opening net book amount	1,752	706	605	3,063
Additions	17	—	296	313
Exchange differences	31	(25)	13	19
Disposals	—	—	(3)	(3)
Depreciation charge	(1,049)	(134)	(395)	(1,578)
Closing net book value	751	547	516	1,814

As of June 30, 2017
Cost	4,139	1,255	3,105	8,499
Accumulated depreciation	(3,388)	(708)	(2,589)	(6,685)
Net book value	751	547	516	1,814

Year ended June 30, 2018
Opening net book amount	751	547	516	1,814
Additions	16	2	176	194
Exchange differences	(1)	(1)	(12)	(14)
Disposals	—	—	(1)	(1)
Depreciation charge	(460)	(134)	(315)	(909)
Closing net book value	306	414	364	1,084

As of June 30, 2018
Cost	4,152	1,249	3,199	8,600
Accumulated depreciation	(3,846)	(835)	(2,835)	(7,516)
Net book value	306	414	364	1,084

(i) Depreciation methods and useful lives

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:

•	Plant and equipment 3 – 15 years
•	Office furniture and equipment 3 – 10 years
•	Computer hardware and software 3 – 4 years

See Note 22(n) for other accounting policies relevant to property, plant and equipment.

b.	Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2017
Opening net book value	134,453	2,036	427,779	23,555	587,823
Exchange differences	—	6	—	—	6
Amortization charge	—	(144)	—	(1,335)	(1,479)
Closing net book value	134,453	1,898	427,779	22,220	586,350

As of June 30, 2017
Cost	134,453	2,770	489,698	23,999	650,920
Accumulated amortization	—	(872)	—	(1,779)	(2,651)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,898	427,779	22,220	586,350

Year Ended June 30, 2018
Opening net book value	134,453	1,898	427,779	22,220	586,350
Exchange differences	—	(3)	—	—	(3)
Amortization charge	—	(125)	—	(1,616)	(1,741)
Closing net book value	134,453	1,770	427,779	20,604	584,606

As of June 30, 2018
Cost	134,453	2,749	489,698	23,999	650,899
Accumulated amortization	—	(979)	—	(3,395)	(4,374)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,770	427,779	20,604	584,606

(i) Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Cardiovascular products	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions	70,730	70,730
Osiris MSC products	102,698	102,698
	427,779	427,779

For all products included within the above balances, the underlying currency of each item recorded is USD.

(ii) Amortization methods and useful lives

The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:

•	Acquired licenses to patents 7 – 16 years
•	Current marketed products 15 – 20 years

See Note 22(o) for the other accounting policies relevant to intangible assets and Note 22(i) for the Group’s policy regarding impairments.

(iii) Significant estimate: Impairment of goodwill and assets with an indefinite useful life

The Group tests annually whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 22(i). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of certain assumptions.

(iv) Impairment tests for goodwill and intangible assets with and indefinite useful life

In-process research and development acquired is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form (see Note 22(o)(iii)). The intangible asset’s life will remain indefinite until such time it is completed and commercialized or impaired. The carrying value of in-process research and development is a separate asset which has been subject to impairment testing at the cash generating unit level, which has been determined to be at the product level.

On acquisition, goodwill was not able to be allocated to the cash generating unit (“CGU”) level or to a group of CGU given the synergies of the underlying research and development. For the purpose of impairment testing, goodwill is monitored by management at the operating segment level. The Group is managed as one operating segment, being the development of adult stem cell technology platform for commercialization. The carrying value of goodwill has been allocated to the appropriate operating segment for the purpose of impairment testing.

The recoverable amount of both goodwill and in-process research and development was assessed as of June 30, 2018 based on the fair value less costs to dispose.

(v)  Key assumptions used for fair value less costs to dispose calculations

In determining the fair value less costs to dispose we have given consideration to the following internal and external indicators:

•

discounted expected future cash flows of programs valued by the Group’s internal valuation team and reviewed by the CFO. The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. When determining key assumptions, the business units refer to both external sources and past experience as appropriate. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation;

•	the scientific results and progress of the trials since acquisition;
•	the valuation of the Group that was applicable to the July 10, 2018 equity placement undertaken with NovaQuest through issuing of the Group’s securities on the ASX;
•	the valuation of the Group that was applicable to the January 6, 2017 equity placement undertaken with Mallinckrodt Pharmaceuticals (NYSE: MNK) through issuing of the Group’s securities on the ASX;
•	the valuation of the Group that was applicable to the March 31, 2017 equity placement undertaken with institutional investors through issuing of the Group’s securities on the ASX;
•	the market capitalization of the Group on the ASX (ASX:MSB) on the impairment testing date of June 30, 2018; and
•	the valuation of the Group’s assets from an independent valuation as of June 30, 2017.

Costs of disposal were assumed to be immaterial at June 30, 2018.

Discounted cash-flows used a real pre-tax discount rate range of 14.4% to 21.0%, and include estimated real cash inflows and outflows for each program through to patent expiry, at which point a terminal value is assigned to the program.

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

(vi) Impact of possible changes in key assumptions

The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets at June 30, 2018 to exceed its recoverable amount.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development of our technology platform.

c.	Provisions

	As of			As of
	June 30, 2018			June 30, 2017
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	724	41,346	42,070	11,054	52,541	63,595
Employee benefits	4,358	101	4,459	3,811	416	4,227
Provision for license agreements	—	1,509	1,509	—	—	—
	5,082	42,956	48,038	14,865	52,957	67,822

(i) Information about individual provisions and significant estimates

Contingent consideration

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements pertaining to the acquired MSC assets from Osiris. Further disclosures can be found in Note 5(g)(iii).

Employee benefits

The provision for employee benefits relates to the Group’s liability for annual leave, short term incentives and long service leave.

Employee benefits include accrued annual leave. As of June 30, 2018 and 2017, the entire amount of the accrual was $0.7 million and $0.7 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the Group expects all employees to take the full amount of the accrued leave or require payment within the next 12 months.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements.  Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2018 and 2017.

d.	Deferred tax balances

(i) Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	55,904	74,660
Other temporary differences	669	3,566
Total deferred tax assets	56,573	78,226

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	76,652	127,519
Total deferred tax liabilities	76,652	127,519
Net deferred tax liabilities	20,079	49,293

Deferred tax assets expected to be settled within 12 months	—	—
Deferred tax assets expected to be settled after 12 months	56,573	78,226

Deferred tax liabilities expected to be settled within 12 months	147	147
Deferred tax liabilities expected to be settled after 12 months	76,505	127,372

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2016	(57,650)	(7,372)	127,715	62,693
Charged/(credited) to:
- profit or loss	(17,010)	3,806	(196)	(13,400)
As of June 30, 2017	(74,660)	(3,566)	127,519	49,293
Reclassifications	1,473	—	—	1,473
Charged/(credited) to:
- profit or loss	17,283	2,897	(50,867)	(30,687)
As of June 30, 2018	(55,904)	(669)	76,652	20,079

(1)	Deferred tax assets are netted against deferred tax liabilities.

7. Equity

a.	Contributed equity

(i) Share capital

	As of June 30,
	2018	2017	2016	2018	2017	2016
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares(1)	482,639,654	428,221,398	381,373,137	889,481	830,425	770,272
Less: Treasury Shares	(3,500,000)	(3,500,000)	(3,500,000)	—	—	—
Total Contributed Equity	479,139,654	424,721,398	377,873,137	889,481	830,425	770,272

(1)	As of June 30, 2018, total ordinary shares include 2,000,000 unpaid shares issued to Kentgrove Capital on January 19, 2018.

(ii) Movements in ordinary share capital

	As of June 30,			As of June 30,
	2018	2017	2016	2018	2017	2016
	Shares No.			(U.S. dollars, in thousands)
Opening balance	428,221,398	381,373,137	336,997,729	830,425	770,272	709,191
Issues of ordinary shares during the period
Exercise of share options(1)	289,245	272,579	422,903	116	149	268
Share issue for Nasdaq IPO	—	—	42,675,295	—	—	68,280
Consideration for available-for-sale financial assets	—	—	1,277,210	—	—	1,495
Share based compensation for services rendered	540,051	280,911	—	662	240	—
Payment for contingent consideration	6,029,545	—	—	10,000	—	—
Entitlement offer to existing eligible shareholders	36,191,982	—	—	40,449	—	—
Placement of shares under an equity facility agreement(2)	2,000,000	—	—	—	—	—
Placement of shares under a share placement agreement	—	46,294,771	—	—	61,710	—
Placement of shares under a license agreement	892,857	—	—	1,000	—	—
Transaction costs arising on share issue				(2,869)	(1,959)	(9,096)
	45,943,680	46,848,261	44,375,408	49,358	60,140	60,947
Unissued ordinary shares during the period
Placement of shares under a share placement agreement(3)	8,474,576	—	—	10,000	—	—
Transaction costs arising on share issue				(340)	—	—
	8,474,576	—	—	9,660	—	—
Total contributions of equity during the period	54,418,256	46,848,261	44,375,408	59,018	60,140	60,947
Share options reserve transferred to equity on exercise of options				38	13	134
Ending balance	482,639,654	428,221,398	381,373,137	889,481	830,425	770,272

(1)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Options Plan (“ESOP”). The shares issued and share capital received upon the exercise of options are recorded above.

(2)	These shares were issued to Kentgrove Capital on January 19, 2018 in accordance with contractual obligations to maintain Mesoblast’s existing established equity facility.
(3)

These shares were issued to NovaQuest on July 10, 2018, under a placement agreement entered into prior to June 30, 2018 pursuant to which NovaQuest purchased US$10.0 million of Mesoblast common shares.

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

(iv) Employee share options

Information relating to the Group’s employee share option plan, including details of shares issued under the scheme, is set out in Note 17.

b.	Reserves

(i) Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2018	2017
Share-based payments reserve	75,974	69,919
Investment revaluation reserve	21	(303)
Foreign currency translation reserve	(39,276)	(38,373)
	36,719	31,243

(ii) Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2018	2017
Opening balance	69,919	64,999
Transfer to ordinary shares on exercise of options	(38)	(13)
Share option expense for the year	5,959	5,036
Reclassification of modified options to/(from) liability	134	(103)
Closing Balance	75,974	69,919

Investment Revaluation Reserve
Opening balance	(303)	(334)
Changes in the fair value of available-for-sale financial assets	324	31
Closing Balance	21	(303)

Foreign currency translation reserve
Opening balance	(38,373)	(38,689)
Currency (loss)/gain on translation of foreign operations net assets	(903)	316
Closing Balance	(39,276)	(38,373)

(iii) Nature and purpose of reserves

Share-based payment reserve

The share-based payments reserve is used to recognize:

•	the fair value(1) of options issued but not exercised; and
•	the fair value(1) of deferred shares granted but not yet vested.

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

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2018	2017	2016
Cash at bank	37,221	7,722	21,860
Deposits at call	542	38,039	59,077
	37,763	45,761	80,937

(in U.S. dollars, in thousands)	Year Ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2018	2017	2016
Loss for the period	(35,290)	(76,815)	(4,127)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	2,650	3,057	2,192
Foreign exchange (gains)/losses	(160)	38	1,090
Finance costs	725	—	—
Remeasurement of contingent consideration	(10,541)	130	(28,112)
Payment under a license agreement paid in shares	1,000	—	—
Equity settled share-based payment	6,199	5,276	3,389
Deferred tax benefit	(30,664)	(13,400)	(86,694)
Impairment of intangible assets	—	—	61,919
Commercialization revenue	—	—	(37,509)
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	(6,093)	(859)	(531)
Decrease/(increase) in prepayments	1,503	(10,201)	495
(Increase)/decrease in tax assets	(1,807)	1,282	626
(Decrease)/increase in trade creditors and accruals	(4,464)	(5,740)	2,425
(Decrease)/increase in provisions	1,930	1,761	(3,159)
Net cash outflows used in operations	(75,012)	(95,471)	(87,996)

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

Significant estimates and judgments

The areas involving significant estimates or judgments are:

•	recognition of revenue (Note 3);
•	fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 12);
•	fair value of goodwill and other intangible assets including in-process research and development (Note 6(b));
•	useful life of intangible assets (Note 6(b));
•	recognition of deferred tax assets and deferred tax liabilities (Note 4(b));
•	accrued research and development and manufacturing commercialization expenses (Note 5(e)); and
•	fair value of share-based payments (Note 17).

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

Market risk – interest rate risk	Long-term borrowings at floating rates	Sensitivity analysis	The facility can be refinanced and/or repaid. Interest rate swaps can be entered into to convert the floating interest rate to a fixed interest rate as required.

	Term deposits at fixed rates	Sensitivity analysis	Vary length of term deposits.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	Forecasts of net sales of the product underlying the NovaQuest borrowing arrangement are updated on a quarterly basis to evaluate the impact on the carrying amount of the financial liability.

Credit risk	Cash and cash equivalents, and trade and other receivables	Aging analysis Credit ratings	Only transact with the best risk rated banks available in each region giving consideration to the products required.

Liquidity risk	Cash and cash equivalents Borrowings	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments.

a.	Market risk

(i) Currency risk

The Group has foreign currency amounts owing primarily in USD in Mesoblast Limited (AUD functional currency) relating to clinical, regulatory and overhead activities as well as Euro deposits and Euro receivables held in the Swiss and Singapore entities, respectively (USD functional currency) primarily relating to revenue recognized from its patent license agreement with Takeda entered into in December 2017. The Group also has foreign currency amounts owing in various other non-USD currencies in USD functional currency entities in the Group relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the Group’s financial performance.

Currency risk is minimized by ensuring the proportion of cash reserves held in each currency matches the expected rate of spend of each currency.

As of June 30, 2018, the Group held 92% of its cash in USD, and 8% in AUD. As of June 30, 2017 the Group held 95% of its cash in USD, and 5% in AUD.

The balances held at the end of the year that give rise to currency risk exposure are presented in USD in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2018 and June 30, 2017 would have had on the Group’s reported net profits/(losses) and/or equity balance.

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2018	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 81	$(14)	$20
Bank accounts - CHF	CHF 157	$31	$(31)
Bank accounts - SGD	SGD 178	$49	$(49)
Bank accounts - EUR	EUR 2	$0	$(0)
Trade and other receivables - SGD	SGD 29	$8	$(8)
Trade and other receivables - USD	USD 10,000	$(1,667)	$2,500
Trade and other receivables - CHF	CHF 6	$1	$(1)
Trade and other receivables - EUR	EUR 4,750	$815	$(815)
Trade payables and accruals - USD	(USD 1,797)	$300	$(449)
Trade payables and accruals - AUD	(AUD 446)	$(121)	$121
Trade payables and accruals - SGD	(SGD 176)	$(48)	$48
Trade payables and accruals - GBP	(GBP 52)	$(0)	$(2)
Trade payables and accruals - EUR	(EUR 1)	$(0)	$0
Trade payables and accruals - CHF	(CHF 50)	$(10)	$10
Trade payables and accruals - SEK	(SEK 118)	$2	$(3)
Provisions - SGD	(SGD 74)	$(20)	$20
Provisions - CHF	(CHF 2)	$(0)	$0
		$(674)	$1,361

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2017	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 447	$(74)	$112
Bank accounts - CHF	CHF 183	$35	$(35)
Bank accounts - SGD	SGD 325	$90	$(90)
Trade and other receivables - SGD	SGD 48	$13	$(13)
Trade and other receivables - USD	USD 40	$(7)	$10
Trade and other receivables - CHF	CHF 1	$0	$(0)
Trade payables and accruals - USD	(USD 2,016)	$336	$(504)
Trade payables and accruals - AUD	(AUD 441)	$(115)	$115
Trade payables and accruals - SGD	(SGD 197)	$(54)	$54
Trade payables and accruals - EUR	(EUR 42)	$(7)	$7
Trade payables and accruals - CHF	(CHF 19)	$(4)	$4
Provisions - SGD	(SGD 65)	$(18)	$18
		$195	$(322)

(ii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with a floating interest rate under our loan facility with Hercules, which exposes the Group to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. This interest rate risk can be managed by interest rate swaps which can be entered into to convert the floating interest rate to a fixed interest rate as required. Additionally, the Group can repay its loan facility at its discretion and can also refinance if the terms are suitable in the marketplace or from the existing lender.

The Group did not enter into any interest rate swaps during the year ended June 30, 2018.

The exposure of the Group’s borrowing to interest rate changes are as follows:

	As of		As of
	June 30, 2018		June 30, 2017
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Non-current borrowings
Variable rate borrowings - Hercules	31,966	54%	—	—
	31,966	54%	—	—

An analysis by maturities is provided in Note 10(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2018 and June 30, 2017.  The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	June 30, 2018			June 30, 2017
(in U.S. dollars, in thousands, except percent data)	Low	High		Low	High
Borrowings - USD	9.95%	9.95%	USD 31,966(2)	—	—	—
Rate increase by 5%	10.45%	10.45%	USD 159	—	—	—
Rate decrease by 5%(1)	9.45%	9.45%	(USD 159)	—	—	—

(1)	The interest rate will not decrease to below 9.45% per the terms of the loan agreement.
(2)	The effect on profit/loss of interest rate changes is based on the loan carrying value of $32.0 million with principal payments commencing in October 2019.

The Group is also exposed to interest rate movements which impacts interest income earned on its deposits. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by spreading the maturity date of our deposits across various periods. The Group ensures that sufficient funds are available, in at call accounts, to meet the working capital requirements of the Group.

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2018 and June 30, 2017 The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of			As of
	June 30, 2018			June 30, 2017
(in U.S. dollars, in thousands, except percent data)	Low	High		Low	High
Funds invested - USD	0.80%	0.80%	USD 99	0.55%	0.55%	USD 37,577
Rate increase by 10%	0.88%	0.88%	USD 0	0.61%	0.61%	USD 21
Rate decrease by 10%	0.72%	0.72%	(USD 0)	0.50%	0.50%	(USD 21)

AUD	Low	High		Low	High
Funds invested - AUD	2.72%	2.72%	AUD 600	2.42%	2.42%	AUD 600
Rate increase by 10%	2.99%	2.99%	AUD 2	2.66%	2.66%	AUD 1
Rate decrease by 10%	2.45%	2.45%	(AUD 2)	2.18%	2.18%	(AUD 1)

(iii) Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of product candidate MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Income Statement as income or expense in the period the revision is made.

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	June 30, 2018		June 30, 2017
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Non-current borrowings
Borrowings - NovaQuest	27,431	46%	—	—
	27,431	46%	—	—

As at June 30, 2018, all other factors held constant, a 20% increase in the forecast net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $2.3 million, whereas a 20% decrease in the net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $1.3 million.

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The Group does not generally have trade receivables. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	542	38,039
Cash at bank (Note 5(a)) - minimum A rated	37,221	7,722
Trade and other receivables
Receivable from other parties (non-rated)	45,745	1,067
Receivable from the Australian Government (Income Tax)	3,305	1,631
Receivable from the Australian Government (Foreign Withholding Tax)	400	—
Receivable from minimum A rated bank deposits (interest)	262	12
Receivable from the Australian Government (Goods and Services Tax)	48	86
Receivable from the United States Government (Income Tax)	24	27
Receivable from the Swiss Government (Value-Added Tax)	6	1
Other non-current assets
Receivable from the United States Government (U.S. tax credits)	1,473	—

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, held by the Group as of June 30, 2018 and June 30, 2017 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of June 30, 2018, the maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s borrowings, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(3,928)	(15,495)	(54,826)	(49,228)	(123,477)	(59,397)
	(3,928)	(15,495)	(54,826)	(49,228)	(123,477)	(59,397)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2018 without taking account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of pediatric aGVHD.

11. Capital management

The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.

12. Interests in other entities

The Group’s subsidiaries as of June 30, 2018 and 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Country of	Class of
	incorporation	shares	Equity holding
			As of June 30,
			2018	2017
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
Mesoblast International (UK) Ltd	United Kingdom	Ordinary	100	100

13. Contingent assets and liabilities

a.	Contingent assets

The Group did not have any contingent assets outstanding as of June 30, 2018 and June 30, 2017.

b.	Contingent liabilities

(i) Central Adelaide Local Health Network Incorporated (“CALHNI”) (formerly Medvet)

The Group acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with its use of the Medvet IP, on completion of certain milestones the Group will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.

(ii) Other contingent liabilities

The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2018 the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.

14. Commitments

a.	Capital commitments

The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2018 and June 30, 2017.

b.	Lease commitments: Group as lessee

The Group leases various offices under non-cancellable operating leases expiring within 1 to 4 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Excess office space is sub-let to a third party also under a non-cancellable operating lease.

				Later than
			Later than one	three years
			year but no	but no later
		Within one	later than	than five	Later than
(in U.S. dollars, in thousands)	Total	year	three years	years	five years
Operating leases	3,926	1,651	2,240	35	—
Total commitments	3,926	1,651	2,240	35	—

Lease commitments include amounts in AUD and Singapore dollars which have been translated to USD as of June 30, 2018 foreign exchange rates published by the Reserve Bank of Australia.

c.	Lease commitments: Group as lessor

The Group sub-leases under non-cancellable operating leases expiring within 2 years. Future minimum lease payments expected to be received in relation to non-cancellable operating sub-leases are set out below:

				Later than
			Later than one	three years
			year but no	but no later
		Within one	later than	than five	Later than
(in U.S. dollars, in thousands)	Total	year	three years	years	five years
Operating leases	220	155	65	—	—
Total commitments	220	155	65	—	—

d.	Purchase commitments

The Group did not have any purchase commitments as of June 30, 2018.

15. Events occurring after the reporting period

In July 2018, the Group entered into a strategic alliance with Tasly Pharmaceuticals Group (“Tasly”) for the development, manufacture and commercialization in China of the Group’s allogenic mesenchymal precursor cell products, MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infraction. Tasly will receive exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC.

The Group will receive $40.0 million from Tasly on closing of the strategic alliance, comprising a $20.0 million up-front technology access fee and $20.0 million in an equity purchase in Mesoblast Limited at A$1.86 per share, representing a 20% premium to a blended volume weight average price calculated over three months, one month and one day. This receipt is subject to filing with the State Administration of Foreign Exchange. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and is eligible to receive up to six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

On closing of the strategic alliance, the Group expects to recognize the amount relating to the up-front technology access fee in revenue and the amount relating to the equity purchase in issued capital.

There were no other events that have occurred after June 30, 2018 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions

a.	Parent entity

The parent entity within the Group is Mesoblast Limited.

b.	Subsidiaries

Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.

c.	Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	Year Ended June 30,
(in U.S. dollars)	2018	2017
Short-term employee benefits	2,577,166	2,592,456
Long-term employee benefits	5,648	17,742
Post-employment benefits	66,539	70,915
Share based payments	(60,858)	552,174
	2,588,495	3,233,287

d.	Transactions with other related parties

Accounts receivable from revenues, accounts payable to expenses and loans from subsidiaries as at the end of the fiscal year have been eliminated on consolidation of the Group.

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

Options issued to employees generally vest based on service or time conditions. In the year ended June 30, 2018, senior executives were issued options that vest based on performance conditions. For time based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

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

a.	Reconciliation of outstanding share based payments

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Cancelled No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	26/10/2018	USD 0.305	154,064	—	(127,956)	—	26,108	26,108
INC	7/12/2010	26/10/2019	USD 0.340	447,848	—	(127,956)	—	319,892	319,892
17/LF3	9/07/2012	8/07/2018	AUD 6.67	150,000	—	—	—	150,000	150,000
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	AUD 6.27	50,000	—	—	(50,000)	—	—
20/LF6	24/05/2013	23/05/2018	AUD 6.34	425,000	—	—	(425,000)	—	—
21/LF7	3/09/2013	30/06/2018	AUD 5.90	1,865,000	—	—	(1,865,000)	—	—
22/LF8	4/09/2013	27/08/2018	AUD 6.26	225,000	—	—	—	225,000	225,000
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.36	650,000	—	—	—	650,000	650,000
25b	12/12/2014	31/10/2019	AUD 4.49	50,000	—	—	—	50,000	50,000
27/LF12	5/09/2014	30/06/2019	AUD 4.69	2,070,000	—	—	(25,000)	2,045,000	2,045,000
27(iv)	25/08/2014	24/08/2019	AUD 4.65	75,000	—	—	(75,000)	—	—
28/LF13	9/10/2014	8/10/2019	AUD 4.52	85,000	—	—	(10,000)	75,000	75,000
29	25/11/2014	24/11/2019	AUD 4.00	240,000	—	—	—	240,000	240,000
30a(1)	25/03/2015	30/06/2018	AUD 4.98	650,000	—	—	(650,000)	—	—
30b(1)	25/03/2015	25/01/2018	AUD 4.98	235,000	—	—	(235,000)	—	—
30c(1)	25/03/2015	20/01/2019	AUD 4.98	135,000	—	—	—	135,000	135,000
30d(1)	25/03/2015	25/01/2019	AUD 4.98	300,000	—	—	—	300,000	300,000
30e(1)	25/03/2015	25/01/2018	AUD 4.98	165,000	—	—	(165,000)	—	—
30f(1)	25/03/2015	25/01/2019	AUD 4.98	200,000	—	—	—	200,000	200,000
30g(1)	25/03/2015	23/07/2019	AUD 4.69	300,000	—	—	(300,000)	—	—
30h(1)	25/03/2015	30/06/2019	AUD 4.69	400,000	—	—	—	400,000	400,000
30i(1)	25/03/2015	30/06/2019	AUD 4.44	600,000	—	—	—	600,000	600,000
30j	25/03/2015	23/07/2019	AUD 4.69	150,000	—	—	(150,000)	—	—
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	150,000
31b	12/05/2015	16/02/2020	AUD 4.28	200,000	—	—	—	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.20	2,620,000	—	—	(161,666)	2,458,334	1,683,336
33	26/08/2015	16/08/2022	AUD 4.05	91,667	—	—	(16,667)	75,000	50,000
34	27/04/2016	6/03/2023	AUD 2.80	3,621,667	—	—	(241,667)	3,380,000	2,299,982
34a	27/04/2016	17/04/2023	AUD 2.74	200,000	—	—	—	200,000	133,334
34b	31/10/2016	6/03/2023	AUD 2.80	200,000	—	—	—	200,000	200,000
35	30/06/2016	18/01/2021	AUD 2.20	1,500,000	—	—	—	1,500,000	1,500,000
36	6/12/2016	5/12/2023	AUD 1.31	2,045,000	—	(33,333)	(126,667)	1,885,000	611,666
36a	6/12/2016	5/12/2023	AUD 1.19	4,400,000	—	—	—	4,400,000	1,495,002
36b	13/01/2017	12/01/2024	AUD 1.65	450,000	—	—	(150,000)	300,000	300,000
37	28/06/2017	27/06/2024	AUD 2.23	—	300,000	—	—	300,000	100,000
38	16/09/2017	15/09/2024	AUD 1.54	—	100,000	—	—	100,000	—
38a	16/09/2017	15/09/2024	AUD 1.40	—	150,000	—	—	150,000	—
39	13/10/2017	12/10/2024	AUD 1.94	—	2,310,000	—	(95,000)	2,215,000	—
39a	13/10/2017	12/10/2024	AUD 1.76	—	2,000,000	—	(100,000)	1,900,000	200,000
40	24/11/2017	23/11/2024	AUD 1.41	—	750,000	—	—	750,000	—
40a	24/11/2017	23/11/2024	AUD 1.28	—	750,000	—	—	750,000	—
June 30, 2018				25,100,246	6,360,000	(289,245)	(4,841,667)	26,329,334	14,339,320
Weighted average share purchase price				AUD 3.35	AUD 1.74	AUD 0.52	AUD 4.97	AUD 2.68	AUD 3.39

(1)	30a to 30i were granted as a remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Cancelled No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	26/10/2018	USD 0.305	154,064	—	—	—	154,064	154,064
INC	7/12/2010	26/10/2019	USD 0.340	447,848	—	—	—	447,848	447,848
INC	7/12/2010	25/04/2017	USD 0.444	127,956	—	(127,956)	—	—	—
INC	7/12/2010	2/05/2017	USD 0.444	127,956	—	(127,956)	—	—	—
16/LF2	24/02/2012	23/02/2017	AUD 8.48	340,000	—	—	(340,000)	—	—
17/LF3	9/07/2012	8/07/2018	AUD 6.69	250,000	—	—	(100,000)	150,000	150,000
18/LF4	21/09/2012-29/10/2012	30/06/2017	AUD 6.70	1,948,333	—	—	(1,948,333)	—	—
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	AUD 6.29	100,000	—	—	(50,000)	50,000	50,000
20/LF6	24/05/2013	23/05/2018	AUD 6.36	595,000	—	—	(170,000)	425,000	425,000
21/LF7	3/09/2013	30/06/2018	AUD 5.92	2,430,000	—	—	(565,000)	1,865,000	1,865,000
22/LF8	4/09/2013	27/08/2018	AUD 6.28	225,000	—	—	—	225,000	225,000
23a	26/11/2013	10/10/2018	AUD 6.20	33,333	—	—	(33,333)	—	—
24	17/12/2013	16/12/2018	AUD 6.25	25,000	—	—	(25,000)	—	—
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.38	650,000	—	—	—	650,000	650,000
25b	12/12/2014	31/10/2019	AUD 4.51	50,000	—	—	—	50,000	33,334
25	1/07/2014	6/04/2019	AUD 5.80	10,000	—	—	(10,000)	—	—
26/LF11	24/07/2014	23/07/2019	AUD 4.71	125,000	—	—	(125,000)	—	—
27/LF12	5/09/2014	30/06/2019	AUD 4.71	2,865,000	—	—	(795,000)	2,070,000	1,380,004
27(ii)	4/08/2014	3/08/2019	AUD 4.60	50,000	—	—	(50,000)	—	—
27(iv)	25/08/2014	24/08/2019	AUD 4.67	75,000	—	—	—	75,000	50,000
28/LF13	9/10/2014	8/10/2019	AUD 4.54	235,000	—	—	(150,000)	85,000	56,666
29	25/11/2014	24/11/2019	AUD 4.02	240,000	—	—	—	240,000	160,002
30a(1)	25/03/2015	30/06/2018	AUD 5.00	650,000	—	—	—	650,000	650,000
30b(1)	25/03/2015	25/01/2018	AUD 5.00	235,000	—	—	—	235,000	235,000
30c(1)	25/03/2015	20/01/2019	AUD 5.00	135,000	—	—	—	135,000	135,000
30d(1)	25/03/2015	25/01/2019	AUD 5.00	300,000	—	—	—	300,000	300,000
30e(1)	25/03/2015	25/01/2018	AUD 5.00	165,000	—	—	—	165,000	165,000
30f(1)	25/03/2015	25/01/2019	AUD 5.00	200,000	—	—	—	200,000	200,000
30g(1)	25/03/2015	23/07/2019	AUD 4.71	300,000	—	—	—	300,000	200,000
30h(1)	25/03/2015	30/06/2019	AUD 4.71	400,000	—	—	—	400,000	266,668
30i(1)	25/03/2015	30/06/2019	AUD 4.46	600,000	—	—	—	600,000	600,000
30j	25/03/2015	23/07/2019	AUD 4.71	150,000	—	—	—	150,000	100,000
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	100,000
31a	27/04/2015	16/02/2020	AUD 4.73	20,000	—	—	(20,000)	—	—
31b	12/05/2015	16/02/2020	AUD 4.30	200,000	—	—	—	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.22	3,840,000	—	—	(1,220,000)	2,620,000	873,334
33	26/08/2015	16/08/2022	AUD 4.07	125,000	—	—	(33,333)	91,667	41,667
34	27/04/2016	6/03/2023	AUD 2.82	5,140,000	—	(16,667)	(1,501,666)	3,621,667	1,218,324
34a	27/04/2016	17/04/2023	AUD 2.76	200,000	—	—	—	200,000	66,667
34b	31/10/2016	6/03/2023	AUD 2.82	—	200,000	—	—	200,000	200,000
35	30/06/2016	18/01/2021	AUD 2.22	1,500,000	—	—	—	1,500,000	—
36	6/12/2016	5/12/2023	AUD 1.33	—	2,095,000	—	(50,000)	2,045,000	—
36a	6/12/2016	5/12/2023	AUD 1.21	—	4,400,000	—	—	4,400,000	816,667
36b	13/01/2017	12/01/2024	AUD 1.67	—	450,000	—	—	450,000	150,000
June 30, 2017				25,414,490	7,145,000	(272,579)	(7,186,665)	25,100,246	12,165,245
Weighted average share purchase price				AUD 4.39	AUD 1.32	AUD 0.72	AUD 5.10	AUD 3.35	AUD 4.36

(1)	30a to 30i were granted as a remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Cancelled No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	7/07/2015	USD 0.046	287,903	—	(287,903)	—	—	—
INC	7/12/2010	26/10/2018	USD 0.305	154,064	—	—	—	154,064	154,064
INC	7/12/2010	26/10/2019	USD 0.340	447,848	—	—	—	447,848	447,848
INC	7/12/2010	25/04/2017	USD 0.444	127,956	—	—	—	127,956	127,956
INC	7/12/2010	2/05/2017	USD 0.444	127,956	—	—	—	127,956	127,956
13	22/09/2010	21/09/2015	AUD 2.64	135,000	—	(135,000)	—	—	—
14	29/11/2010	29/11/2015	AUD 3.48	1,453,350	—	—	(1,453,350)	—	—
15/LF1	22/12/2011	30/06/2016	AUD 7.99	3,413,334	—	—	(3,413,334)	—	—
16/LF2	24/02/2012	23/02/2017	AUD 8.48	340,000	—	—	—	340,000	340,000
17/LF3	9/07/2012	8/07/2018	AUD 6.69	250,000	—	—	—	250,000	250,000
18/LF4	21/09/2012-29/10/2012	30/06/2017	AUD 6.70	2,276,667	—	—	(328,334)	1,948,333	1,948,333
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	AUD 6.29	100,000	—	—	—	100,000	100,000
20/LF6	24/05/2013	23/05/2018	AUD 6.36	865,000	—	—	(270,000)	595,000	595,000
21/LF7	3/09/2013	30/06/2018	AUD 5.92	2,741,667	—	—	(311,667)	2,430,000	1,878,336
22/LF8	4/09/2013	27/08/2018	AUD 6.28	275,000	—	—	(50,000)	225,000	150,002
23a	26/11/2013	10/10/2018	AUD 6.20	50,000	—	—	(16,667)	33,333	33,333
24	17/12/2013	16/12/2018	AUD 6.25	148,333	—	—	(123,333)	25,000	16,666
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.38	650,000	—	—	—	650,000	650,000
25b	12/12/2014	31/10/2019	AUD 4.51	50,000	—	—	—	50,000	16,667
25	1/07/2014	6/04/2019	AUD 5.80	15,000	—	—	(5,000)	10,000	10,000
26/LF11	24/07/2014	23/07/2019	AUD 4.71	215,000	—	—	(90,000)	125,000	41,667
27/LF12	5/09/2014	30/06/2019	AUD 4.71	3,380,000	—	—	(515,000)	2,865,000	961,670
27(ii)	4/08/2014	3/08/2019	AUD 4.60	50,000	—	—	—	50,000	16,667
27(iv)	25/08/2014	24/08/2019	AUD 4.67	75,000	—	—	—	75,000	25,000
28/LF13	9/10/2014	8/10/2019	AUD 4.54	235,000	—	—	—	235,000	78,333
29	25/11/2014	24/11/2019	AUD 4.02	240,000	—	—	—	240,000	80,001
30a(1)	25/03/2015	30/06/2018	AUD 5.00	650,000	—	—	—	650,000	650,000
30b(1)	25/03/2015	25/01/2018	AUD 5.00	235,000	—	—	—	235,000	235,000
30c(1)	25/03/2015	20/01/2019	AUD 5.00	135,000	—	—	—	135,000	135,000
30d(1)	25/03/2015	25/01/2019	AUD 5.00	300,000	—	—	—	300,000	200,000
30e(1)	25/03/2015	25/01/2018	AUD 5.00	165,000	—	—	—	165,000	165,000
30f(1)	25/03/2015	25/01/2019	AUD 5.00	200,000	—	—	—	200,000	200,000
30g(1)	25/03/2015	23/07/2019	AUD 4.71	300,000	—	—	—	300,000	100,000
30h(1)	25/03/2015	30/06/2019	AUD 4.71	400,000	—	—	—	400,000	133,334
30i(1)	25/03/2015	30/06/2019	AUD 4.46	600,000	—	—	—	600,000	400,000
30j	25/03/2015	23/07/2019	AUD 4.71	150,000	—	—	—	150,000	50,000
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	50,000
31	16/03/2015	16/02/2020	AUD 4.73	60,000	—	—	(60,000)	—	—
31a	27/04/2015	16/02/2020	AUD 4.73	20,000	—	—	—	20,000	6,667
31b	12/05/2015	16/02/2020	AUD 4.30	400,000	—	—	(200,000)	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.22	—	4,800,000	—	(960,000)	3,840,000	—
33	26/08/2015	16/08/2022	AUD 4.07	—	125,000	—	—	125,000	—
34	27/04/2016	6/03/2023	AUD 2.82	—	5,255,000	—	(115,000)	5,140,000	—
34a	27/04/2016	17/04/2023	AUD 2.76	—	200,000	—	—	200,000	—
35	30/06/2016	18/01/2021	AUD 2.22	—	1,500,000	—	—	1,500,000	—
June 30, 2016				21,869,078	11,880,000	(422,903)	(7,911,685)	25,414,490	10,574,500
Weighted average share purchase price				AUD 5.49	AUD 3.32	AUD 0.88	AUD 5.93	AUD 4.39	AUD 5.38

(1)	30a to 30i were granted as a remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2018, 2017 and 2016 were AUD 1.46, AUD 3.28 and AUD 3.68 respectively.

The weighted average remaining contractual life of share options and loan funded shares outstanding as of June 30, 2018, 2017 and 2016 were 4.24 years, 4.09 years and 3.85 years, respectively.

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

31b 35

Options were granted in two equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

Incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, had fully vested on the agreement date and will expire thirty six months after the date of the issue of the incentive right.

36 (a&b)

Options were granted in two or three equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

38a & 40a

Options were granted in one tranche and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

39a

Options were granted in one or two equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

Modifications to share-based payment arrangements

During the year ended June 30, 2015, the Company repurchased an aggregate amount of $13.9 million (AUD 17.7 million) of loans under LFSP and correspondingly cancelled 2,985,000 of the Company’s ordinary shares held in trust for certain employees of the Company. As remuneration for the repurchase of loans and cancellation of these ordinary shares under LFSP, the Company granted options to purchase 2,985,000 of the Company’s ordinary shares at exercise prices ranging from AUD 4.44 to AUD 4.98 under ESOP 30a to 30i. As of March 25, 2015 (the “modification date”), the total incremental fair value granted as a result of these modifications was $0.6 million. During the year ended June 30, 2018, as a result of a fully underwritten institutional and retail entitlement offer to existing eligible shareholders (on a 1 for 12 basis) in September 2017, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 7.3. There were no modifications made to share-based payment arrangements during the year ended June 30, 2017.

c.	Fair values of share based payments

The weighted average fair value of share options granted during the years ended June 30, 2018, 2017 and 2016 were AUD 0.61, AUD 1.46 and AUD 1.07, respectively.

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

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and granted during the year ended June 30, 2018 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
37	2018	2.23	2.02	52.21%	5.8 yrs	0%	2.22%
38	2018	1.54	1.37	52.04%	5.8 yrs	0%	2.41%
38a	2018	1.40	1.37	52.56%	5.8 yrs	0%	2.27%
39	2018	1.94	1.34	52.49%	5.9 yrs	0%	2.16%
39a	2018	1.76	1.34	52.49%	5.9 yrs	0%	2.16%
40	2018	1.41	1.32	52.35%	5.8 yrs	0%	2.43%
40a	2018	1.28	1.32	52.35%	5.8 yrs	0%	2.43%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2018 was AUD 1.48.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2017 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
34b	2017	2.82	1.24	51.13%	4.6 yrs	0%	2.16%
36	2017	1.33	2.32	51.63%	5.5 yrs	0%	2.15%
36a	2017	1.21	2.32	51.63%	5.5 yrs	0%	2.15%
36b	2017	1.67	2.32	51.63%	5.6 yrs	0%	2.15%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2017 was AUD 2.08.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2016 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
32	2016	4.22	3.87	40.38%	5.2 yrs	0%	2.22%
33	2016	4.07	3.19	40.38%	5.1 yrs	0%	2.00%
34	2016	2.82	2.41	53.33%	5.0 yrs	0%	2.13%
34a	2016	2.76	2.41	53.33%	5.1 yrs	0%	2.13%
35	2016	2.22	1.05	53.33%	3.0 yrs	0%	1.65%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2016 was AUD 1.08.

18. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2018	2017	2016
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	620,837	729,598	437,373
Other audit services(1)	92,403	42,306	345,965
Total remuneration of PricewaterhouseCoopers Australia	713,240	771,904	783,338

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	93,839	77,723	95,315
Total remuneration of Network firms of PricewaterhouseCoopers Australia	93,839	77,723	95,315
Total auditors' remuneration(2)	807,079	849,627	878,653

(1)	Audit and review of financial reports and registration statements in connection with the United States initial public offering, filing on Form S-8, F-3 and related Australian prospectuses.
(2)	All services provided are considered audit services for the purpose of SEC classification.

19. Losses per share

	Year Ended June 30,
	2018	2017	2016
Losses per share
(in cents)
(a) Basic losses per share
From continuing operations attributable to the ordinary equity holders of the company	(7.58)	(19.25)	(1.13)
Total basic losses per share attributable to the ordinary equity holders of the company	(7.58)	(19.25)	(1.13)

(b) Diluted losses per share
From continuing operations attributable to the ordinary equity holders of the company	(7.58)	(19.25)	(1.13)
Total basic losses per share attributable to the ordinary equity holders of the company	(7.58)	(19.25)	(1.13)

(c) Reconciliation of losses used in calculating losses per share
(in U.S. dollars, in thousands)
Basic losses per share
Losses attributable to the ordinary equity holders of the company used in calculating basic losses per share:
From continuing operations	(35,290)	(76,815)	(4,127)

Diluted losses per share
Losses from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic losses per share	(35,290)	(76,815)	(4,127)
Losses attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(35,290)	(76,815)	(4,127)

	2018 Number	2017 Number	2016 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	465,688,997	399,042,172	364,208,554
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	465,688,997	399,042,172	364,208,554

Options granted to employees (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2018, 2017 and 2016. Shares that may be paid as contingent consideration (see Note 13(b)) have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2018, 2017 and 2016.

The calculations for the years ended June 20, 2018, 2017 and 2016 have been adjusted to reflect the bonus element in the entitlement offer to existing eligible shareholders which occurred during September 2017.

20. Parent entity financial information

a.	Summary financial information

The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2018	2017
Balance Sheet
Current Assets	19,499	7,276
Total Assets	676,385	666,357

Current Liabilities	6,086	6,400
Total Liabilities	6,186	6,815

Shareholders' Equity
Issued Capital	889,480	830,424
Reserves
Foreign Currency Translation Reserve	(174,948)	(146,840)
Share Options Reserve	61,320	55,265
(Accumulated losses)	(105,653)	(79,307)
	670,199	659,542

Loss for the period	(26,346)	(24,216)
Total comprehensive loss for the period	(26,346)	(24,216)

b.	Contingent liabilities of the parent entity

(i) Central Adelaide Local Health Network Incorporated (“CALHNI”) (formerly Medvet)

Mesoblast Limited acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with its use of the Medvet IP, on completion of certain milestones Mesoblast Limited will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.

21. Segment information

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

22. Summary of significant accounting policies

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

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2018 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

b.	Segment reporting

The Group predominately operates in one segment as set out in Note 21.

c.	Foreign currency translation
(i)	Functional and presentation currency

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

d.	Revenue recognition

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

TiGenix arrangement

In December 2017, the Group entered into a patent license agreement with TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product, Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, the Group received $5.9 million (€5.0 million) as a non-refundable up-front payment. The Group is entitled to further payments of €5.0 million within 12 months of the patent license agreement date, and up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, the Group will receive single digit royalties on net sales of Alofisel®.

In the year ended June 30, 2018, the Group recognized $11.8 million in milestone revenue in relation to the Group’s patent license agreement with Takeda. Within this $11.8 million, $5.9 million (€5.0 million) was recognized in relation to the non-refundable up-front payment received upon execution of the Group’s patent license agreement with Takeda in December 2017 and $5.9 million (€5.0 million) was recognized in relation to further payments due within 12 months of the patent license agreement date for product Alofisel®. These amounts were recorded in revenue as there are no further performance obligations required in regards to these milestones.

On the basis that this agreement was entered into in December 2017, there was no milestone revenue recognized in the year ended June 30, 2017 in relation to this agreement.

JCR arrangement

In October 2013, the Group acquired all of Osiris’ culture-expanded, MSC-based assets. These assets included assumption of a collaboration agreement with JCR, a research and development oriented pharmaceutical company in Japan. Revenue recognized under this model is limited to the amount of cash received or for which the Group is entitled to, as JCR has the right to terminate the agreement at any time.

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

For the years ended June 30, 2018 and 2017, the Group recognized $3.6 million and $1.4 million, respectively, in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan, by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

For the year ended June 30, 2018, the Group recognized $1.5 million in cumulative net sales milestone revenue upon licensee, JCR, reaching milestones for sales of TEMCELL in Japan. For the year ended June 30, 2017, the Group recognized $0.5 million of milestone revenue from JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these item.

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

The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2018 and 2017, the rate of the refundable tax offset is 43.5%. The Group recognized income of $1.8 million and $1.5 million, from the Research and Development Tax Incentive program for the years ended June 30, 2018 and 2017, respectively.

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

e.	Research and development undertaken internally

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

f.	Income tax

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

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets are only recognized to the extent that there are sufficient deferred tax liabilities unwinding.

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

g.	Leases

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

h.	Business combinations

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

i.	Impairment of assets

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

j.	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

k.	Trade and other receivables

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

l.	Investments and other financial assets
(i)	Classification

The Group classifies its financial assets in the following categories:

•	financial assets at fair value through profit or loss,
•	available-for-sale financial assets,
•	loans and receivables, and
•	held-to-maturity investments.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period. See Note 5 for details about each type of financial asset.

(ii)	Reclassification

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

Details on how the fair value of financial instruments is determined are disclosed in Note 5(g).

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

m.	Derivatives

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

n.	Property, plant and equipment

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

Gains and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

o.	Intangible assets
(i)	Goodwill

Goodwill is measured as described in Note 22(h). Goodwill on acquisition of subsidiaries is included in intangible assets (Note 6(b)). Goodwill is not amortized but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segments (Note 21).

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

p.	Trade and other payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 to 60 days of recognition.

q.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. If it is not probable, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred of liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Hercules

On March 6, 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing. An additional $40.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On June 14, 2018, in line with the increase in the U.S. prime rate, the interest rate on the loan increased to 9.95%.

NovaQuest

On June 29, 2018, we drew the first tranche of $30.0 million of the principal amount from the $40.0 million secured loan with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate MSC-100-IV in pediatric patients with steroid refractory aGVHD, in the United States and other geographies excluding Asia (“pediatric aGVHD”). We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

If there are no net sales of pediatric aGVHD, the loan is only repayable on maturity in 2026.  If in any annual period 25% of net sales of pediatric aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of pediatric aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of pediatric aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement in the period the revision is made.

The carrying amount of the loan is subordinated to the senior creditor, Hercules.

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

v.	Loss per share
(i)	Basic losses per share

Basic losses per share is calculated by dividing:

•	the loss attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares;
•	by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year.
(ii)	Diluted losses per share

Diluted losses per share adjusts the figures used in the determination of basic earnings per share to take into account

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
•	the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
w.	Goods and services tax (“GST”)

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages 149 to 208 are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2018 and of its performance for the fiscal year ended on that date, and
(b)	There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Note 1 ‘Basis of preparation’ confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

/s/ Brian Jamieson	/s/ Silviu Itescu
Brian Jamieson	Silviu Itescu
Chairman	Chief Executive Officer

Melbourne, August 30, 2018

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
4.3

Clinical Trial Agreement by and between The National Heart, Lung, and Blood Institute and Mesoblast, Inc. dated July 28, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.4†

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

4.6

Amendment #1 to Purchase Agreement by and between Mesoblast International Sàrl and Osiris Therapeutics, Inc., dated December 17, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.7†

License Agreement by and between Osiris Acquisition II, Inc. and JCR Pharmaceuticals Co., Ltd., dated August 26, 2003 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.8†

Amendment 1 to License Agreement by and between Osiris Acquisition II, Inc. and JCR Pharmaceuticals Co., Ltd., dated June 27, 2005 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.9

Technology Transfer and License Agreement by and between Case Western Reserve University and Osiris Therapeutics, Inc., dated January 1, 1993 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.10

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

4.14#

Loan Funded Share Plan Rules, as amended, and form of loan agreement thereunder (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.15#

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

4.17

Sublease, by and between Mesoblast Limited and CIT Group Inc., dated September 27, 2011 (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.18

Sublease, by and between Mesoblast Limited and Collins Place Pty Ltd, AMP Capital Investors Limited, and Australia and New Zealand Banking Group Limited, dated April 21, 2014 (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.19	Form of 2012 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.20	Form of 2014 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.21†	Patent License and Settlement Agreement with TiGenix S.A.U., dated December 14, 2017.
4.22†

Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated March 6, 2018.

4.23†

Loan and Security Agreement by and between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International (UK) Limited, Mesoblast International Sàrl and NQP SPV II, L.P., dated June 29, 2018.

4.24†	Development and Commercialization Agreement by and between Mesoblast Inc., Mesoblast International Sàrl and Tasly Pharmaceutical Group Co., Ltd. dated July 17, 2018.
8.1	List of Significant Subsidiaries of Mesoblast Limited.
10	Consent of independent registered public accounting firm.
12.1	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1	Appendix 4E preliminary final report for the twelve months to June 30, 2018.
99.2	Auditor’s independence declaration, dated August 30, 2018.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited
By:	/s/ Brian Jamieson
Name:	Brian Jamieson
Title:	Chairman

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer

Dated: August 30, 2018