Form 20-F
period 2019-06-30
MESOBLAST LTD
filed 2019-09-09
CIK 1345099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

Level 38, 55 Collins Street

Melbourne, VIC, 3000, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares*	MESO	The NASDAQ Global Select Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

498,626,208 Ordinary Shares

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” “should”, “may”, “goal,” “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward- looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;
•	our ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials;
•	our ability to advance our manufacturing capabilities;
•	the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any;

•	our ability to take advantage of the potential benefits of the 21st Century Cures Act;
•	the commercialization of our product candidates, if approved;
•	regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies;
•	the potential for our product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	our ability to establish and maintain intellectual property on our product candidates and our ability to successfully defend these in cases of alleged infringement;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our financial performance;
•	developments relating to our competitors and our industry;
•	the pricing and reimbursement of our product candidates, if approved; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

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

The following selected consolidated financial data presented below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended June 30, 2019, 2018 and 2017 are included in “Item 18. Financial Statements” in this Form 20-F.

The summary consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto. Historical results are not necessarily indicative of results to be expected in the future.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2019	2018	2017	2016	2015
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$5,003	$3,641	$1,444	$37,969	$15,004
Milestone revenue	11,000	13,334	500	3,500	2,000
Interest revenue	719	366	468	1,079	2,757
Total revenue	16,722	17,341	2,412	42,548	19,761

Research & development	(59,815)	(65,927)	(58,914)	(50,013)	(62,649)
Manufacturing commercialization	(15,358)	(5,508)	(12,065)	(29,763)	(23,783)
Management and administration	(21,625)	(21,907)	(23,007)	(22,500)	(29,540)
Fair value remeasurement of contingent consideration(1)	(6,264)	10,541	(130)	28,112	(15,336)
Other operating income and expenses	(1,086)	1,312	1,489	2,714	15,303
Finance costs	(11,328)	(1,829)	—	—	—
Impairment of intangible assets	—	—	—	(61,919)	—
Loss before income tax	(98,754)	(65,977)	(90,215)	(90,821)	(96,244)
Income tax benefit/(expense)	8,955	30,687	13,400	86,694	—
Loss attributable to the owners of Mesoblast Limited	$(89,799)	$(35,290)	$(76,815)	$(4,127)	$(96,244)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	Cents	Cents
Basic - losses per share(2)	(18.16)	(7.58)	(19.25)	(1.13)	(29.71)
Diluted - losses per share(2)	(18.16)	(7.58)	(19.25)	(1.13)	(29.71)

(1)

For the year ended June 30, 2017, the Group identified an opportunity to enhance the presentation of the fair value remeasurement of contingent consideration and associated unwinding of the discount rate recorded within finance costs in the Consolidated Income Statement. The Group considered that the change in contingent consideration is primarily due to changes in assumptions about the settlement of the contingent consideration and these line items in the Consolidated Income Statement should therefore be reported in aggregate, to provide more relevant information to the users of the financial statements. This change in presentation has been retrospectively applied to the years ended June 30, 2016 and 2015.

(2)

For the year ended June 30, 2018, the Group adjusted its losses per share calculations to reflect the bonus element in the fully underwritten institutional and retail entitlement offer to existing eligible shareholders which occurred in September 2017. This change has been retrospectively applied to the years ended June 30, 2017, 2016 and 2015.

	As of June 30,
(in U.S. dollars, in thousands except per share information)	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Cash and cash equivalents	50,426	37,763	45,761	80,937	110,701
Total current assets	62,522	101,071	63,609	88,823	122,460
Total assets	652,115	692,443	655,686	684,018	781,766
Total current liabilities	44,331	24,003	36,670	29,415	48,407
Total liabilities	171,063	146,435	138,920	155,857	313,779
Total net assets	481,052	546,008	516,766	528,161	467,987
Equity:
Issued capital (498,626,208; 482,639,654; 428,221,398; 381,363,137 and 336,997,729 ordinary shares (no par value) issued as of June 30, 2019, 2018, 2017, 2016, and 2015 respectively)	910,405	889,481	830,425	770,272	709,191
Reserves	40,638	36,719	31,243	25,976	22,756
(Accumulated loss)/retained earnings	(469,991)	(380,192)	(344,902)	(268,087)	(263,960)
Total equity	481,052	546,008	516,766	528,161	467,987

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	2017	2016	2015
Cash Flow Data:
Net cash (outflows) in operating activities	(57,790)	(75,012)	(95,471)	(87,996)	(101,036)
Net cash (outflows)/inflows in investing activities	(1,000)	(1,153)	142	(1,727)	(5,064)
Net cash inflows in financing activities	71,608	68,613	60,005	62,066	45,852
Net increase/(decrease) in cash and cash equivalents	12,818	(7,552)	(35,324)	(27,657)	(60,248)

Exchange Rate

The Company publishes its consolidated financial statements expressed in U.S. dollars. Mesoblast Limited, the parent entity of the Group, has a functional currency of Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7013 = A$1.00, the foreign exchange rate as issued daily by the Reserve Bank of Australia (http://www.rba.gov.au/statistics/tables/) on June 28, 2019.

Exchange rates for the six months to July 2019 A$1.00 per US$:

	High	Low
Most recent six months:
Month ended February 28, 2019	0.7260	0.7072
Month ended March 31, 2019	0.7145	0.7009
Month ended April 30, 2019	0.7200	0.7025
Month ended May 31, 2019	0.7054	0.6875
Month ended June 30, 2019	0.7013	0.6840
Month ended July 31, 2019	0.7065	0.6894

Exchange rates for the last five fiscal years A$1.00 per US$:

Average Rate(1)
Annual:
Fiscal year ended
June 30, 2015	0.8288
June 30, 2016	0.7272
June 30, 2017	0.7542
June 30, 2018	0.7736
June 30, 2019	0.7153

(1)	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.
3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

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

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2019 was $89.8 million. As of June 30, 2019, we have an accumulated deficit of $470.0 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

We anticipate that our expenses will increase as we move toward commercialization, including the scaling up of our manufacturing activities and our establishment of infrastructure and logistics necessary to support potential product launches. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our product candidates, obtain regulatory approval, and manufacture, market and sell those products for which we obtain regulatory approval. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not currently generate revenues from product sales (other than licensing revenue from sales of TEMCELL® HS. Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and, royalty revenue from net sales of Alofisel® a registered trademark of TiGenix NV (“TiGenix”), previously known as Cx601, an adipose-derived mesenchymal stem cell product developed by TiGenix, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”) and approved for marketing in the EU), and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:

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

•

launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales force, marketing and distribution capabilities and necessary supporting infrastructure to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers and healthcare organizations and to price reporting;

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

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing and distributing any approved product candidate. Our expenses could increase beyond expectations if we are required by the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other regulatory agencies, to perform clinical and other studies in addition to those that we currently anticipate. We may not become profitable and may need to obtain additional funding to continue operations.

We require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. As of June 30, 2019, our cash and cash equivalents were $50.4 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

•

continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), MSC-100-IV (“remestemcel-L”) and MPC-300-IV (inflammatory conditions) product candidates;

•	seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;
•

seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies and identify and apply for regulatory designations to facilitate development and ultimate commercialization of our products;

•

establish collaborations with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure and/or external logistics to commercialize any products for which we may obtain marketing approval;

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder or as a holder of the ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to do so at an earlier stage than would otherwise be ideal and/or may have to limit valuable rights to our intellectual property, technologies, product candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

As described in Note 1(i) of our accompanying financial statements, our continuing viability and our ability to continue as a going concern and meet our debts and commitments as they fall due are dependent upon non-dilutive funding in the form of strategic and commercial transactions, equity-based or debt-based financing to fund future operations.

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

On March 6, 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million at closing, and we have subsequently drawn a further $15.0 million. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Hercules and NovaQuest contain a number of restrictive covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Hercules or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Hercules or NovaQuest accelerates the repayment, if any, we may not have sufficient funds to repay our existing debt. If we were unable to repay those amounts, Hercules or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Hercules, and a portion of our assets relating to the aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 97% of our cash and cash equivalents as of June 30, 2019 were denominated in U.S. dollars and 3% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

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

Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates

Our product candidates are based on our novel mesenchymal lineage adult stem cell technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no industrially manufactured, non-hematopoietic, allogeneic stem cell products have been approved in the United States.

Other than with respect to sales of products by our licensees, we have not commercially marketed, distributed or sold any products. The success of our business depends on our ability to develop and commercialize our lead product candidates. We have concentrated our product research and development efforts on our mesenchymal lineage adult stem cell platform, a novel type of stem cell therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience in the future related to our mesenchymal lineage adult stem cells platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, the EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential product candidates. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer to develop than for other, better known or extensively studied pharmaceutical or other product candidates. In addition, adverse developments in clinical trials of cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

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

Our current and completed preclinical and clinical results for our product candidates are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials, and successful results from early human clinical trials of a product candidate may not be replicated in later and larger human clinical trials or in clinical trials for different indications. If the results of our or our collaborators’ ongoing or future clinical trials are negative or inconclusive with respect to the efficacy of our product candidates, or if these trials do not meet the clinical endpoints with statistical significance, or if there are safety concerns or adverse events associated with our product candidates, we or our collaborators may be prevented or delayed in obtaining marketing approval for our product candidates.

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

We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve our expected clinical milestones. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	problems which may arise as a result of our transition of research and development programs from licensors or previous sponsors;
•	delays in raising, or inability to raise, sufficient capital to fund the planned trials;
•	delays by us or our collaborators in reaching a consensus with regulatory agencies on trial design;
•	changes in trial design;
•	inability to identify, recruit and train suitable clinical investigators;
•	inability to add new clinical trial sites;
•	delays in reaching agreement on acceptable terms for the performance of the trials with contract research organizations (“CROs”), and clinical trial sites;
•	delays in obtaining required Institutional Review Board (“IRB”), approval at each clinical trial site;
•	delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials and delays in accruing medical events necessary to complete any events-driven trial;
•

imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;

•	failure by CROs, other third parties or us or our collaborators to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA’s current Good Clinical Practices (“cGCP”), or applicable regulatory guidelines in other countries;
•	delays in testing, validation, manufacturing and delivery of a product candidate to clinical trial sites;
•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;
•	delays caused by clinical trial sites not completing a trial;
•	failure to demonstrate adequate efficacy;
•	occurrence of serious adverse events in clinical trials that are associated with a product candidates and that are viewed to outweigh its potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or
•	disagreements between us and the FDA or other regulatory agencies regarding a clinical trial design, protocol amendments, or interpreting the data from our clinical trials.

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

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our stem cell therapy trials because of negative publicity from adverse events in the biotechnology or stem cell industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval for our product candidates may be delayed. Additionally, we or our collaborators generally will have to run multi-site and potentially multi-national trials, which can be time consuming, expensive and require close coordination and supervision. If we have difficulty enrolling a sufficient number of patients or otherwise conducting clinical trials as planned, we or our collaborators may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

If there are delays in accumulating the required number of trial subjects or, in trials where clinical events are a primary endpoint, if the events needed to assess performance of our clinical candidates do not accrue at the anticipated rate, there may be delays in completing the trial. These delays could result in increased costs, delays in advancing development of our product candidates, including delays in testing the effectiveness, or even termination of the clinical trials altogether.

Patient enrollment and completion of clinical trials are affected by factors including:

•	size of the patient population, particularly in orphan diseases;
•	severity of the disease under investigation;
•	design of the trial protocol;
•	eligibility criteria for the particular trial;
•	perceived risks and benefits of the product candidate being tested;
•	proximity and availability of clinical trial sites for prospective patients;
•	availability of competing therapies and clinical trials;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians and level and effectiveness of study site recruitment efforts; and
•	ability to monitor patients adequately during and after treatment.

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

We plan to seek initial marketing approval for our product candidates in the United States and in select non-U.S. jurisdictions such as Europe, Japan and Canada. Conducting trials on a multinational basis requires collaboration with foreign medical institutions and healthcare providers. Our ability to successfully initiate, enroll and complete a clinical trial in multiple countries is subject to numerous risks unique to conducting business internationally, including:

•	difficulty in establishing or managing relationships with physicians, sites and CROs;
•	standards within different jurisdictions for conducting clinical trials and recruiting patients;
•	our ability to effectively interface with non-US regulatory authorities;
•	our inability to identify or reach acceptable agreements with qualified local consultants, physicians and partners;
•

the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatments, and anti-corruption/anti-bribery laws; and

•

differing genotypes, average body weights and other patient profiles within and across countries from our donor profile may impact the optimal dosing or may otherwise impact the results of our clinical trials.

The complexity of conducting multinational clinical trials could negatively affect our or our collaborators’ ability to complete trials as intended which could have an adverse effect on our business.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved indication or market acceptance.

Participants in clinical trials of our investigational stem cell products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation of our product candidates. If any of our product candidates, prior to or after any approval for commercial sale, cause serious adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:

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

There can be no assurance that adverse events associated with our product candidates will not be observed, in such settings where no prior adverse events have occurred. As is typical in clinical development, we have a program of ongoing toxicology studies in animals for our clinical-stage product candidates and cannot provide assurance that the findings from such studies or any ongoing or future clinical trials will not adversely affect our clinical development activities.

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

We are developing MPC-150-IM, which will focus on Class II-IV CHF, and remestemcel-L, which will focus on SR-aGVHD. The patients who receive our product candidates are very ill due to their underlying diseases.

Generally, patients remain at high risk following their treatment with our product candidates and may more easily acquire infections or other common complications during the treatment period, which can be serious and life threatening. As a result, it is likely that we will observe severe adverse outcomes in patients during our Phase 3 and other trials for these product candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to our product candidates, our ability to obtain regulatory approval for the applicable product candidate may be adversely impacted and our business could be materially harmed. Should studies of a candidate product result in regulatory approval, any association with a significant number of study subject deaths could limit the commercial potential of an approved product candidate, or negatively impact the medical community’s willingness to use our product with patients.

The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we or our collaborators are unable to obtain timely regulatory approval for our product candidates, our business may be substantially harmed.

The regulatory approval process is expensive and the time and resources required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any product candidate is uncertain and approval may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the discretion of the regulatory authorities. For example, governing legislation, approval policies, regulations, regulatory policies, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing or future product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval.

Further, regulatory requirements governing stem cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This new law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA has issued guidance documents in 2018, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

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

On December 21, 2017, the FDA granted RMAT designation for our novel MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices. While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.

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

Even if we obtain regulatory approval for our product candidates, our products will be subject to ongoing regulatory scrutiny.

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

The use of embryonic stem cells (“ESCs”), for research and therapy has been the subject of considerable public debate, with many people voicing ethical, legal and social concerns related to their collection and use. Our cells are not ESCs, which have been the predominant focus of this public debate and concern in the United States and elsewhere. However, the distinction between ESCs and non-ESCs, such as our mesenchymal lineage adult stem cells, may be misunderstood by the public. Negative public attitudes toward stem cell therapy and publicity and harm from stem cell usage clinically by others could also result in greater governmental regulation of stem cell therapies, which could harm our business. The improper use of cells could give rise to ethical and social commentary adverse to us, which could harm the market demand for new products and depress the price of our ordinary shares and ADSs. Ongoing lack of understanding of the difference between ESCs and non-ESCs could negatively impact the public’s perception of our company and product candidates and could negatively impact us.

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

A product candidate that receives orphan drug designation can benefit from potential commercial benefits following approval. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, defined as affecting (1) a patient population of fewer than 200,000 in the United States, (2) a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States, or (3) an “orphan subset” of a patient population greater than 200,000 in the United States. In the European Union (“EU”), the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 10,000 persons in the EU. Currently, this designation provides market exclusivity in the U.S. and the EU for seven years and ten years, respectively, if a product is the first such product approved for such orphan indication. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with similar chemical structure for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs. In the EU, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria or can be lost altogether if the marketing authorization holder consents to a second orphan drug application or cannot supply enough drug, or when a second applicant demonstrates its drug is “clinically superior” to the original orphan drug.

Our remestemcel-L product candidate has received orphan drug designation for the treatment of aGVHD by the FDA, and our CHF product candidate, rexlemestrocel-L has received orphan drug designation for prevention of post-implantation mucosal bleeding in end-stage CHF patients who require a left ventricular assist device (“LVAD”). If we seek orphan drug designations for other product candidates in other indications, we may fail to receive such orphan drug designations and, even if we succeed, such orphan drug designations may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.

We may face competition from biosimilars due to changes in the regulatory environment.

In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. Under President Trump’s administration, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars causing the price for our products and our potential market share to suffer, resulting in lower product sales.

Our ongoing BLA submission for paediatric SR-aGVHD may not be approved and even if it is approved, we will continue to be closely regulated by FDA.

As a biological product, our allogeneic cellular medicine, remestemcel-L, for the treatment of children with SR-aGVHD, requires regulatory approval from the FDA before it may legally be distributed in U.S. commerce. In particular, remestemcel-L will require FDA approval of a BLA under Section 351 of the Public Health Service Act to be commercialized.  We initiated the filing of this BLA application in May 2019. The outcome of this BLA application is uncertain, and there is a risk that it may not be approved by the FDA.

We have received Fast Track designation from the FDA for remestemcel-L in children with SR aGVHD.  A biologic product that receives Fast Track designation can be eligible for regulatory benefits, including rolling BLA review.  Rolling review of a BLA enables individual modules of the application to be submitted to and reviewed by the FDA on an ongoing basis, rather than waiting for all sections of a BLA to be completed before submission.  If FDA accepts a portion of the BLA application for rolling review, this does not necessarily mean that FDA review will commence or proceed before the complete application is submitted. We reported that FDA has agreed we can submit on a rolling basis our BLA for remestemcel-L for children with SR-aGVHD and that we have filed the first component of this rolling submission.  Fast Track designation may provide for a more streamlined development or approval process but it does not change the standards for approval and may be rescinded by FDA if the product no longer meets the qualifying criteria.

The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.  During the course of review of our BLA, the FDA may request or require additional preclinical, clinical, chemistry and manufacturing, controls (or CMC), or other data and information.  The development and provision of these data and information may be time consuming and expensive.  Our failure to comply, or the failure of our contract manufacturers to satisfy, applicable FDA CMC requirements could result in a delay or failure to obtain approval of our BLA.  If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in our submission and may request additional testing or information. The testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. In addition, the FDA or other regulatory agencies may find the data from our clinical studies insufficient to support marketing approval. For example, our Phase 3 study for remestemcel-L, which met the primary clinical endpoint with statistical significance, was conducted as a single-arm study due to the seriousness of the condition, the rapid clinical deterioration of affected patients, the mounting literature suggesting a meaningful treatment effect, and the position in the medical community that a randomized controlled trial was neither feasible nor ethical in this patient population. While we intend to provide the FDA with comparator outcomes from control subjects, it is possible that the FDA may not find the data sufficient for approval.  In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

It is likely that we will have to participate in FDA Advisory Committee proceedings in connection with the FDA’s review of the BLA for our aGVHD product candidate as well as potentially other of our product candidates.  FDA Advisory Committees are convened to conduct public hearings on matters of importance that come before FDA, to review the issues involved, and to provide advice and recommendations to FDA. New product candidates may be referred for review by Advisory Committees whether FDA has identified issues or concerns in respect of such candidates or not.  Advisory Committee input and recommendations may be used at the discretion of the FDA. Advisory Committee proceedings are in part conducted publicly. While the recommendations made by Advisory Committees in respect of marketing applications for any product are not dispositive, such determinations and recommendations are often influential, and may be made available publicly and to the advantage of our competitors. In addition, it is possible that safety findings and recommendations as well as other concerns and considerations raised by Advisory Committee members, who constitute a multi-disciplinary group of experts (including representatives and/or advocates from the consumer sector), may impact FDA’s review of our product candidate submissions or labeling unfavorably.  Furthermore, commentary from Advisory Committee proceedings can figure into future product and other litigation.

Even if we receive regulatory approval for our remestemcel-L product, such approval may entail limitations on the indicated uses for which such product may be marketed and/or require post-marketing testing and surveillance to monitor safety or efficacy of our product.  The FDA may limit further marketing of our product based on the results of post-marketing studies, if compliance with pre- and post-marketing regulatory standards is not maintained, or if problems occur after our product reaches the marketplace such as later discovery of previously unknown problems or concerns with our product, including adverse events of unanticipated severity or frequency, or with our manufacturing processes.

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

We have manufactured clinical quantities of our mesenchymal lineage adult stem cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We do not have any direct experience in manufacturing commercial quantities of any of our product candidates. The production of any biopharmaceutical, particularly stem cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed for clinical trials and any resulting commercialization. If we are unable to do so, our clinical trials and commercialization efforts, if any, may not proceed in a timely fashion and our business will be adversely affected. If any of our product candidates are approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to additional and more demanding regulatory standards. Although we believe that we have developed processes and protocols that will enable us to consistently manufacture commercial-scale quantities of product, we cannot provide assurance that such processes and protocols will enable us to manufacture our product candidates in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.

We are focusing on the introduction of novel manufacturing approaches with the potential to result in efficiency and yield improvements to our current process. Certain of these novel approaches include modifying the media used in cell production. Another approach includes the development of 3-dimensional (“3D”) bioreactor-based production for mesenchymal lineage adult stem cells. There is no guarantee that we will successfully complete either of these processes or meet all applicable regulatory requirements. This may be due to multiple factors, including the failure to produce sufficient quantities and the inability to produce cells that are equivalent in physical and therapeutic properties as compared to the products produced using our current manufacturing processes. In the event our transition to these improved manufacturing processes is unsuccessful, we may not be able to produce certain of our products in a cost-efficient manner and our business may be adversely affected.

We rely on Lonza as our sole supplier and manufacturer of our product candidates. Our business could be harmed if Lonza fails to provide us with sufficient quantities of these product candidates or fails to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage adult stem cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture our mesenchymal lineage adult stem cell product candidates. Relying on Lonza as our sole source to manufacture our mesenchymal lineage adult stem cell product candidates entails risks, and Lonza may:

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

•	terminate agreements with us; and
•	appropriate or misuse our trade secrets and other proprietary information.

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

We intend to implement a business model under which we control the manufacture and supply of our product candidates, including but not exclusively, through our product suppliers, including Lonza. We and the suppliers of our product candidates, including Lonza, have no experience manufacturing our product candidates at commercial scale. Accordingly, there can be no assurance as to whether we and our suppliers will be able to scale-up the manufacturing processes and implement technological improvements in a manner that will allow the manufacture of our product candidates in a cost effective manner. Our or our collaborators’ inability to sell our product candidates at a price that exceeds our cost of manufacture by an amount that is profitable for us will have a material adverse result on the results of our operations and our financial condition.

Our or our collaborators’ ability to identify, test and verify new donor tissue in order to create new master cell banks involves many risks.

The initial stage of manufacturing involves obtaining mesenchymal lineage adult stem cell-containing bone marrow from donors, for which we currently rely on Lonza. Mesenchymal lineage adult stem cells are isolated from each donor’s bone marrow and expanded to create a master cell bank. Each individual master cell bank comes from a single donor. A single master cell bank can source many production runs, which in turn can produce up to thousands of doses of a given product, depending on the dose level. The process of identifying new donor tissue, testing and verifying its validity in order to create new master cell banks and validating such cell bank with the FDA and other regulatory agencies is time consuming, costly and prone to the many risks involved with creating living cell products. There could be consistency or quality control issues with any new master cell bank. Although we believe we and our collaborators have the necessary know-how and processes to enable us to create master cell banks with consistent quality and within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we or our collaborators will be able to successfully do so, and any failure or delays in creating new master cell banks may have a material adverse impact on our business, results of operations, financial conditions and growth prospects and could result in our inability to continue operations.

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

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing manufacturers, including Lonza, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with current international Good Manufacturing Practice and other international regulatory requirements. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates. We, our collaborators, or suppliers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to current Good Laboratory Practice and current Good Manufacturing Practice regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Lonza and other suppliers have never produced a commercially approved cellular therapeutic product and therefore have not yet obtained the requisite regulatory authority approvals to do so.

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

We will rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we intend to rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies will constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we intend to work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand.

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

•	acceptance by physicians and patients of the product as a safe and effective treatment;
•	the cost, safety and efficacy of treatment in relation to alternative treatments;
•	the continued projected growth of markets for our various indications;
•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects;
•	the effectiveness of our, and our collaborators’ sales and marketing efforts; and
•	sufficient third-party insurance and other payor (e.g., governmental) coverage and reimbursement.

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

We have limited sales, marketing or distribution infrastructure and experience. Commercializing our product candidates, if such product candidates obtain regulatory approval, would require significant sales, distribution and marketing capabilities. Where and when appropriate, we may elect to utilize contract sales forces or distribution collaborators to assist in the commercialization of our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution/price reporting services for our product candidates, the resulting revenue or the profitability from this revenue to us may be lower than if we had sold, marketed and distributed that product ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute any future products or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our current or any future products effectively.

To the extent we are unable to engage third parties to assist us with these functions, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that any of our proprietary product candidates will be approved. For any future products for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel or to develop alternative sales channels;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;
•	the inability of account teams to obtain formulary acceptance for our products, allowing for reimbursement and hence patient access;
•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with multiple products; and
•	unforeseen costs and expenses associated with creating and maintaining an independent sales and marketing organization.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The biopharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of our potential competitors have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in conducting clinical trials, obtaining regulatory approvals, manufacturing pharmaceutical and biologic products and commercializing such therapies. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds that could make our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our product candidates or competitors to our product candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in stem cell therapies. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and results of operations will suffer.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed. The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. There have been a number of judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect that with the current administration efforts will continue to repeal or significantly amend the Affordable Care Act. We can provide no assurance that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Currently, the outcome of potential reforms and changes to government negotiation/regulation to healthcare costs are unknown. If changes in policy limit reimbursements that we are able to receive through federal programs, it could negatively impact reimbursement levels from those payors and private payors, and our business, revenues or profitability could be adversely affected.

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

Third-party payors, such as government programs, including Medicare or Medicaid in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit or delay coverage of or reimbursement for newly approved healthcare products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors, including the third-party payor’s determination that use of a product is:

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

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover our and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments and treatment codes for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Furthermore, reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Our existing or future collaborators, if any, may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals which could adversely affect our revenues and profits. In many countries, including for example in Japan, products cannot be commercially launched until reimbursement is approved. Further, the post-approval price negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices which are not sufficient to allow us or our collaborators to generate a profit, our collaborators may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability.

Due to the novel nature of our stem cell therapy and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

Our target patient populations for some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected. Due to the novel nature of our stem cell technology, the manner and level at which reimbursement is provided for services related to our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials and related cost benefit analyses do not clearly demonstrate the efficacy or overall value of our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.

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

If the market opportunities for our product candidates are smaller than we believe they are, our revenues may be adversely affected and our business may suffer. Because the target patient populations of certain of our product candidates are small, we must be able to successfully identify physicians with access to appropriate patients and achieve a significant market share to maintain profitability and growth.

Our projections of the number of people with diseases targeted by our product candidates are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. In addition, physicians who we believe have access to patients in need of our products may in fact not often treat the diseases targeted by our product candidates, and may not be amenable to use of our product. Further, the number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

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

Risks Related to Our Business and Industry

If we fail to attract and keep senior management and key scientific, commercial, regulatory affairs and other personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

We are highly dependent on members of our executive management, particularly Dr. Silviu Itescu, our Chief Executive Officer. Dr. Itescu was an early pioneer in the study and clinical development of stem cell therapeutics and is globally recognized in the field of regenerative medicine. The loss of the services of Dr. Itescu or any other member of the executive management team could impede the achievement of our research, development and commercialization objectives. We do not maintain “key person” insurance for any of our executives or other employees.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements (including arrangements with healthcare providers, opinion leaders, research institutions, distributors and payors) in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of activity relating to pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or, given we are a listed company in Australia and the United States, breach of insider trading or other securities laws and regulations. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2019, our cumulative operating losses have a total potential tax benefit of $112.0 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032. In addition, we are eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application.

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

For the year ended June 30, 2019, our combined worldwide turnover is in excess of A$20.0 million making us ineligible for the refundable cash tax offset for the research and development tax incentive. As a result, we recognized income of $Nil and $1.4 million, respectively, from the Research and Development Tax Incentive program for the years ended June 30, 2019 and 2018.

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

Healthcare fraud and abuse regulations are complex and can be subject to varying interpretations as to whether or not a statute has been violated. The laws that may affect our ability to operate include:

•

the federal Anti-Kickback Statute which prohibits, among other things, the knowing and willful payment of remuneration to induce or reward patient referrals, prescribing or recommendation of products, or the generation of business involving any item or service which may be payable by the federal health care programs (e.g., drugs, supplies, or health care services for Medicare or Medicaid patients);

•

the federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment for government funds (e.g., payment from Medicare or Medicaid) or knowingly making, using, or causing to be made or used a false record or statement, material to a false or fraudulent claim for government funds;

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HIPAA imposes civil and criminal liability for the wrongful access or disclosure of protected health information;

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

The federal fraud and abuse laws have been interpreted to apply to arrangements between pharmaceutical manufacturers and a variety of health care professionals and healthcare organizations. Although the federal Anti-Kickback Statute has several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, all elements of the potentially applicable exemption or safe harbor must be met in order for the arrangement to be protected, and prosecutors have interpreted the federal healthcare fraud statutes to attack a wide range of conduct by pharmaceutical companies. In addition, most states have statutes or regulations similar to the federal anti-kickback and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the current administration has indicated an interest in excluding transactions with certain payors or other healthcare providers from safe harbor protection. This may impact the manner in which manufacturers  contract with payors, and negatively impact our market opportunities for our products.

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

Throughout the clinical trial process, we may obtain the private health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009 (“ARRA”), Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. The EU’s General Data Protection Regulation, Canada’s Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws and regulations may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches, and the failure to so comply may lead to fines or penalties.

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

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards. Further, we would be required to comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

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

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq Global Select Market (“Nasdaq”).

We have incurred and will continue to incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will continue to be required to devote substantial time to compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially regulatory investigations and enforcement and/or civil litigation.

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

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	changes in trading volume of ADSs on the Nasdaq and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	natural disasters and other calamities;
•	changes in market conditions for biopharmaceutical companies; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, require significant expenditure for defense costs, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

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

The trading market for our ordinary shares and ADSs could be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on our company, to the extent such coverage currently exists, or in other cases, may never publish research on our company. If too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares and ADSs would likely be negatively impacted. If one or more of the analysts who cover us downgrade our ordinary shares or ADSs or publish inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares and/or ADSs could decrease, which might cause our price and trading volume to decline.

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

As a “foreign private issuer,” as defined in Rule 405 under the Securities Exchange Act of 1933, as amended (the “Securities Act”), whose ADSs will be listed on the Nasdaq, we will be permitted to, and plan to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For example, we may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings. This difference may result in a board that is more difficult to remove and less shareholder approvals required generally. In addition, we may follow home country practice instead of the Nasdaq Global Select Market requirement to hold executive sessions and to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. The above differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions. Further, we may follow home country practice instead of the Nasdaq Global Select Market requirement to obtain shareholder approval prior to the establishment or amendment of certain share option, purchase or other compensation plans. This difference may result in less shareholder oversight and requisite approvals for certain company compensation related decisions. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or SEC, and the Nasdaq Global Select Market, the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under the Nasdaq Global Select Market rules.

Further, as a foreign private issuer, we are exempt from certain rules under the “Exchange Act”, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, the information may not be disseminated in as timely a manner, or there may be less information publicly available concerning us generally than there is for a company that files as a domestic issuer.

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

Based upon an analysis of our income and assets for the taxable year ended June 30, 2019, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and as the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

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

Several of our officers and directors are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the U.S. As a result, it may be impossible to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the U.S. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Australia or elsewhere outside the U.S. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

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

Mesoblast Ltd

Level 38

55 Collins Street

Melbourne VIC 3000

Australia

Telephone: +61 3 9639 6036

Web: www.mesoblast.com

Our agent for service of process in the United States is Mesoblast Inc., 505 Fifth Avenue, Level 3, New York, NY 10017. All information we file with the SEC is available through the SEC's Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC's website at www.sec.gov.

For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

Important Corporate Developments

Fiscal year 2019 to date of annual report

August

The United States Food and Drug Administration (“FDA”) provided guidance on the clinical development pathway for marketing authorization of MPC-150-IM (“Revascor”) in end-stage heart failure patients implanted with a left ventricular assist device (“LVAD”).

July

Mesoblast reported increased revenues of 54% for the quarter and 37% for the year on sales of TEMCELL® Hs. Inj., a registered trademark of JCR (“TEMCELL”), in Japan for the treatment of steroid-refractory acute graft versus host disease (“aGVHD”) by licensee JCR Pharmaceuticals Co. Ltd. (“JCR”).

The Kentgrove Capital equity facility for up to A$120.0 million (approximately US$82.0 million), was extended for two years.

The American Heart Association journal Circulation Research published a Special Article highlighting the important potential clinical benefits of Revascor as an immunotherapy in patients with advanced chronic heart failure (“CHF”), stating that there is a biologic rationale for the use of Revascor in targeting cardiac inflammation in order to improve heart failure outcomes.

June	The FDA granted Orphan Drug Designation for the use of rexlemestrocel-L (Revascor) for the prevention of post implantation mucosal bleeding in heart failure patients implanted with an LVAD.

Health economics and outcomes research data presented at the 24th European Hematology Association Congress indicated that a steroid-refractory state in aGVHD may result in significant deterioration in quality of life and additional direct healthcare costs of an average of up to US$500,000 per patient.

Mesoblast’s partnership with JCR in Japan was expanded to the use of TEMCELL for the treatment of newborns who lack sufficient blood supply and oxygen to the brain, a condition termed hypoxic ischemic encephalopathy (“HIE”). Mesoblast has the right to use all safety and efficacy data generated by JCR in Japan to support its commercialization plans for MSC-100-IV (“remestemcel-L”) in the United States and other major healthcare markets. Mesoblast will receive royalties on TEMCELL product sales for HIE.

May

The first component of a rolling submission for a Biologics License Application (“BLA”) to the FDA for remestemcel-L in the treatment of children with aGVHD was filed. The FDA has agreed to a rolling review of the BLA which enables individual components to be submitted and reviewed on an ongoing basis rather than waiting for all sections to be completed. The rolling process will provide opportunity for ongoing and frequent communication, and during this process the Company expects it will be able to adequately address any substantial matters raised by the FDA. The FDA previously granted Fast Track designation for remestemcel-L in aGVHD that allows for a rolling BLA review process and eligibility for priority review once the BLA filing is completed and accepted by the FDA.

March

Mesoblast and the International Center for Health Outcomes and Innovation Research (“InCHOIR”) entered into a Memorandum of Understanding to conduct a confirmatory clinical trial using Revascor for reduction of gastrointestinal (“GI”) bleeding in end-stage heart failure patients implanted with an LVAD. GI bleeding episodes are a major life-threatening complication of LVAD implants that occur in 20-40% of recipients in the first six months, resulting in recurrent hospitalizations and compromising quality of life. Confirmation of previous observations that our cell therapy reduced major bleeding episodes and related hospitalizations could identify a therapeutic approach that could greatly benefit these patients.

JCR filed to extend marketing approval of TEMCELL for use in patients with Epidermolysis Bullosa (“EB”). TEMCELL is already approved for the treatment of aGVHD. The parties have amended their License Agreement in order for JCR to access our mesenchymal stem cell (“MSC”) wound healing patents to enable it to develop and commercialize TEMCELL for EB. Mesoblast will receive royalties on TEMCELL product sales for EB. JCR has received Orphan Designation for TEMCELL in the treatment of EB based on promising results from an investigator-initiated trial at Osaka University Hospital where TEMCELL was subcutaneously administered. JCR also intends to seek a label extension for TEMCELL in Japan for intravenous delivery of TEMCELL.

Joseph R. Swedish was appointed as non-executive Chairman of Mesoblast. Mr Swedish is a highly experienced healthcare executive and leader, most recently serving as Chairman, President and CEO of Anthem Inc., a Fortune 29 company and the leading health benefits provider in the U.S. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare, ranking in the top 20 of the health sector’s most senior-level executives, high-level government administrators, elected officials, academics, and thought-leaders for five consecutive years. He has been a Mesoblast board member since June 2018, and also serves on the boards of IBM Corporation, CDW Corporation, Proteus Digital Health, and Centrexion Therapeutics.

February

The last patient was dosed in the Phase 3 events-driven trial of Revascor for advanced CHF. The 566-patient trial will complete when sufficient primary endpoint events have accrued. Results from a prior Phase 2 trial identified the patients most likely to benefit from Revascor as being those at high risk of recurrent hospitalization events and death. These results guided the trial design and selection criteria for enrollment of high-risk patients in the current Phase 3 trial in order to maximize the probability that the Phase 3 results would confirm the Phase 2 results.

January

Mesoblast drew a further US$15.0 million from our US$75.0 million, non-dilutive, four-year credit facility with Hercules Capital, Inc. (“Hercules”). The funds will be used primarily to ramp up our product commercialization programs including building out a targeted sales force for our product candidate for aGVHD. The additional non-dilutive capital was made available after the success of our product candidate Revascor in having significantly reduced hospitalization rates from major GI bleeding in patients with end-stage heart failure and LVAD compared with controls in the 159-patient trial.

December	Eric Strati, PhD, was appointed to the new position of Senior Vice President, Commercial to drive commercial launch activities of remestemcel-L in the U.S. and Europe for the treatment of aGVHD.

Recent meetings were held with the FDA to support our planned regulatory filing for commercialization of remestemcel-L in aGVHD. We gained agreement from the FDA on the proposed chemistry and manufacturing controls for commercialization. The FDA also provided guidance on the presentation of data from the completed 55-patient Phase 3 trial and the 241-patient Expanded Access Program (“EAP”) to be included in the filing for the proposed indication.

November

Announced results of a 159-patient randomized placebo-controlled trial evaluating Revascor in the treatment of end-stage heart failure patients implanted with a LVAD which were presented at the 2018 American Heart Association Scientific Sessions.

•	The trial succeeded in achieving the clinically meaningful outcome of reduction in GI bleeding and related hospitalizations;
•	Results confirm the previous pilot trial, which also demonstrated significant reduction in GI bleeding and related hospitalizations in Revascor treated LVAD patients;
•	Pilot trial results formed the basis for the FDA Regenerative Medicine Advanced Therapy (“RMAT”) designation granted in December 2017; and

•	While the trial did not meet the overall primary endpoint of temporary weaning, Revascor treatment did significantly improve weaning in the 44% of patients with chronic ischemic heart failure.
October

Completion of the transaction with Tasly Pharmaceutical Group (“Tasly”) to establish a strategic partnership in China for our allogeneic mesenchymal precursor cell (“MPC”) product candidates Revascor for heart failure and MPC-25-IC for heart attacks. Tasly received exclusive rights to, and will fund all development, manufacturing and commercialization activities in China for Revascor and MPC-25-IC.

•

We received $40.0 million on closing and will receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales as well as six escalating milestone payments upon the product candidates reaching certain sales thresholds in China;

•

Tasly and Mesoblast have established a joint steering committee to oversee, review and co-ordinate the development, manufacturing and commercialization activities for these cardiovascular product candidates in China; and

•

The companies plan to leverage each other’s clinical trial results in China and the United States and other major jurisdictions respectively to support their respective regulatory submissions for Revascor and MPC-25-IC.

September

Our heart failure product candidate Revascor for use in children with hypoplastic left heart syndrome (“HLHS”) was featured at the First Cardiac Regenerative Symposium for Congenital Heart Disease in Baltimore, Maryland. The symposium focused on the potential for using cellular therapies in the treatment of complex congenital heart conditions. This trial has the potential to extend the safety profile of Revascor beyond adults, where it is being studied in two complementary late-stage clinical trials in patients with advanced and end-stage CHF, to children with congenital heart disease.

Continued strong survival outcomes through Day 180 in children with steroid refractory aGVHD (“SR-aGVHD”) treated with our Phase 3 product candidate remestemcel-L were announced. Our open-label Phase 3 trial enrolled 55 children with steroid-refractory aGVHD (aged between six months and 17 years) at 32 sites across the United States, with the vast majority (89%) suffering from the most severe form of aGVHD (Grade C/D).

These Phase 3 outcomes are consistent with previous results in 241 children with steroid-refractory aGVHD who failed to respond to multiple biologic agents and were treated under an EAP that followed outcomes through 100 days. The multi-infusion regimen in both the EAP and the Phase 3 trial was well tolerated. Existing Fast Track designation from the FDA allows eligibility for priority review and a rolling BLA review process.

July

Shawn Cline Tomasello was appointed as a non-executive director on our board of directors, bringing with her substantial commercial and transactional experience. She was Chief Commercial Officer at Kite Pharma Inc., where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences, Inc. for $11.9 billion, and was previously Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21.0 billion.

On June 29, 2018, we entered into a $50.0 million financing facility with NovaQuest Capital Management, L.L.C. (“NovaQuest”) for the continued development and commercialization of remestemcel-L for children with SR-aGVHD. NovaQuest was formed in 2000 as a strategic investment unit within Quintiles (now IQVIA), the world’s largest clinical research organization. On closing, Mesoblast drew $30.0 million and issued $10.0 million in ordinary shares with an additional US$10.0 million to be drawn on marketing approval of remestemcel-L by the FDA. Prior to maturity in July 2026, the loan is only repayable from net sales of remestemcel-L in the treatment of pediatric patients who have failed to respond to steroid treatment for aGVHD, in the United States and other geographies excluding Asia. Interest on the loan will accrue at a rate of 15% per annum with the interest only period lasting 4 years. The financing is subordinated to the senior creditor, Hercules.

Fiscal year 2018

June

Day 100 survival outcomes of remestemcel-L, in children with SR-aGVHD were presented at the 2018 annual meeting of the International Society for Stem Cell Research in Melbourne. Top line Day 100 results demonstrated 87% survival rate for Day 28 responders to remestemcel-L treatment (33/38), and an overall survival rate of 75% (41/55). The multi-infusion regimen of remestemcel-L was well tolerated.

Joseph R. Swedish joined Mesoblast’s Board of Directors bringing more than two decades of healthcare leadership experience as the CEO for major U.S. healthcare organizations, including as Executive Chairman, President and CEO of Anthem Inc. He replaced Dr Ben-Zion Weiner.

May	Josh Muntner was appointed Chief Financial Officer, based in New York, bringing substantial U.S. corporate finance, transactional and capital markets experience to Mesoblast.

Mesoblast entered into partnership with Cartherics Pty Ltd (“Cartherics”) to develop allogeneic off-the-shelf CAR-T cells armed with multiple targeting receptors for use in solid cancers. Mesoblast and Cartherics will jointly own the intellectual property produced using their combined technologies.

April

The independent Data Monitoring Committee for the Phase 3 trial evaluating Revascor in moderate to advanced CHF conducted a scheduled review of available data from 465 randomized patients and recommended continuation of the trial without modification.

March

Enrollment completed in the Phase 3 trial evaluating a single intra-discal injection of product candidate MPC-06-ID in patients with chronic low back pain due to degenerative disc disease (“DDD”). The 2:1 randomized, placebo-controlled Phase 3 trial enrolled 404 patients across 48 centers in the United States and Australia.

The Company entered into a $75.0 million non-dilutive, four-year credit facility with Hercules, a leading specialty finance company, drawing the first tranche of $35.0 million on closing.

February

The Phase 3 trial of remestemcel-L in children with SR-aGVHD successfully met the primary endpoint of Day 28 OR rate. In the 55 children enrolled in the open-label trial conducted across 32 sites in the U.S., the Day 28 Overall Response (“OR”) rate was 69%, a statistically significant increase compared to the protocol-defined historical control rate of 45% (p=0.0003). Among patients who received at least one treatment infusion and were followed up for 100 days (n=50), the mortality rate was 22%,  in contrast to Day 100 mortality rates as high as 70% in patients who fail to respond to initial steroid therapy. The treatment regimen of remestemcel-L was well tolerated.

These Phase 3 study results of remestemcel-L were presented at the tandem annual scientific meetings of the Center for International Blood & Marrow Transplant Research and the American Society of Blood and Marrow Transplantation held in Salt Lake City from February 21-25, 2018.

December

The FDA granted RMAT designation for Revascor in the treatment of heart failure patients with left ventricular systolic dysfunction and a LVAD. The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions.

Enrollment of the Phase 3 trial of remestemcel-L in children with aGVHD was completed.

TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), was granted exclusive worldwide access to certain of Mesoblast’s patents to support global commercialization of its adipose-derived MSC product Alofisel®, previously known as Cx601, for the local treatment of fistulae. As consideration, Mesoblast will receive up to €20.0 million in payments, as well as single digit royalties on net sales of Alofisel®.

Frost & Sullivan named Mesoblast the 2017 Global Technology Leader in the Cell Therapy Industry.

Results from the randomized, placebo-controlled Phase 2 trial of MPC-300-IV over 52 weeks in patients with biologic refractory rheumatoid arthritis (“RA”) presented at the 2017 American College of Rheumatology Annual Meeting in San Diego

September

A multi-center team of researchers led by Icahn School of Medicine at Mount Sinai Hospital, New York, completed enrollment of a 159-patient Phase 2b trial evaluating Revascor for the treatment of end-stage heart failure in patients with left ventricular systolic dysfunction and a LVAD.

A fully underwritten 1 for 12 pro-rata accelerated non-renounceable entitlement offer raising approximately A$50.7 million was completed with proceeds to fund Phase 3 clinical programs, commercial manufacturing and ongoing operations.

August

Plans to achieve an accelerated market entry of product candidate Revascor in the treatment of patients with the most advanced stages of CHF, defined as New York Heart Association Class III and Class IV, were announced.

Results of the Phase 2a trial of MPC-75-IA for prevention of radiographic and clinical features of knee osteoarthritis after traumatic injury were published in the journal Arthritis Research & Therapy. The results showed a single intra-articular injection of MPC-75-IA reduced cartilage loss and bone changes by six months, and improved pain and function for over two years, when compared to controls.

4.B	Business Overview

Mesoblast’s leadership in the development and commercialization of allogeneic cellular medicines is based on its innovative technology platform, proprietary manufacturing processes and multiple Phase 3 assets.

Our off-the-shelf product candidates target advanced stages of diseases with high, unmet medical needs.

Three product candidates are being evaluated in Phase 3 clinical trials for approval by the FDA:

•	MSC-100-IV (remestemcel-L) for steroid refractory acute graft versus host disease;
•	MPC-150-IM (Revascor) for advanced heart failure; and
•	MPC-06-ID for chronic low back pain due to degenerative disc disease.

We also have a promising emerging pipeline of products for follow-on indications.

Two allogeneic MSC products developed and commercialized by Mesoblast licensees have been approved in Japan and Europe, with both licensees the first to receive full regulatory approval for an allogeneic cellular medicine in these major markets.

Mesoblast’s goal is for remestemcel-L to be the first commercially available allogeneic MSC product in the United States.

Innovative Technology Platform

Mesoblast is developing immuno-selected, culture expanded cellular medicines based on MPCs and their progeny, MSCs. These rare mesenchymal lineage cells (approximately 1:100,000 of bone marrow cells) are found around blood vessels and are central to blood vessel maintenance, repair and regeneration. Preclinical studies have shown that these cells respond to signals associated with tissue damage, secreting mediators that promote tissue repair and modulate immune responses.

Mesoblast’s immuno-selection process provides a homogeneous population of MPCs, which are at the apex of the mesenchymal lineage hierarchy, with receptors that appear to respond to activating inflammation and damaged-tissue signals. This enables targeting of multiple pathways that may result in therapeutic benefits in a number of complex and intractable diseases.

A key feature of Mesoblast’s mesenchymal lineage cells is that they are allogeneic and immune tolerant. They are intended to be administered without the need for donor–recipient matching or recipient immune suppression. They are often referred to as ‘off-the-shelf’ cellular medicines.

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

Products Commercialized by Licensees

Mesoblast’s licensee in Japan, JCR, is marketing its MSC-based product in Japan for the treatment of aGVHD in children and adults. TEMCELL was the first allogeneic cellular medicine to receive full regulatory approval in Japan. Mesoblast receives royalty income on sales of TEMCELL in Japan.

In 2017, Mesoblast granted TiGenix, now a wholly owned subsidiary of Takeda, exclusive access to certain of its patents to support global commercialization of Alofisel®, previously known as Cx601, the first allogeneic MSC therapy to receive central marketing authorization approval from the European Commission. Mesoblast receives royalty income on Takeda’s worldwide sales of Alofisel® in the local treatment of perianal fistulae.

Mesoblast Product Candidates

Our Phase 3 events-driven clinical trial evaluating Revascor for patients with moderate to advanced CHF has completed recruitment, and continues to accumulate primary events, across North America. Our Phase 3 clinical trial evaluating MPC-06-ID for chronic low back pain completed enrollment in March 2018 and is in follow up phase until early 2020. The Phase 3 trial of remestemcel-L for pediatric SR-aGVHD has successfully met its primary endpoint of increased Day 28 Overall Response compared with a protocol-defined historical control rate (69% vs 45%, p=0.0003). Overall Response at Day 28 predicted highest survival at Day 100 and Day 180, 85% and 79%, respectively. The Company is currently in the process of submitting a rolling BLA with the FDA. In addition, we have conducted preclinical and clinical research with our product candidates in acute cardiac ischemia, Crohn’s disease, spinal fusion and prevention of knee osteoarthritis after an anterior cruciate ligament repair.

Remestemcel-L for the Treatment of aGVHD

Overview

Remestemcel-L is an intravenously delivered product candidate for the treatment of acute steroid-refractory graft versus host disease, or SR-aGVHD, following allogeneic bone marrow transplant. Available data from clinical dose ranging studies identified an effective dose to be 2 million MSCs/kg, body weight, to be administered repeatedly for at least four weeks after diagnosis of aGVHD. For the U.S. market, the unit packaging is 25 million cells per vial for intravenous infusion.

In a bone marrow transplant, donor cells can attack the recipient, causing aGVHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.

Remestemcel-L was developed to counteract the inflammatory processes by down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of endogenous anti-inflammatory cells to involved tissues.

Remestemcel-L has been used for the treatment of SR-aGVHD in children in the U.S., Canada and several European countries under an EAP. This program enrolled 241 patients suffering from SR-aGVHD.

Market Opportunity

According to the Center for International Blood and Marrow Transplant Research, there are approximately 30,000 allogeneic BMTs globally per year for diseases including hematological cancers, with ~20% of all cases in the pediatric population. Nearly 50% of all allogeneic BMT patients develop aGVHD. Liver or gastrointestinal involvement occur in up to 60% of all patients with aGVHD and are associated with the greatest risk of death, with mortality rates of up to 85%.

We believe the U.S. aGVHD market requires a small, targeted commercial footprint. The target market for aGVHD will primarily be board-certified physicians in hematology/oncology who perform hematopoietic stem cell transplants. In the U.S., there are approximately 75 centers that perform pediatric transplants, with 50% of all transplants occurring at approximately 15 centers. Similarly, there are approximately 110 centers that perform adult transplants with half of those transplants occurring at approximately 20 centers.

Current Status and Anticipated Milestones

A single-arm, open-label Phase 3 study of 55 pediatric patients with SR-aGVHD treated with remestemcel-L was completed in 2018. The patients were enrolled in 32 sites across the United States, with 89% of patients suffering from the most severe form, Grade C/D aGVHD.

This trial met its primary endpoint of Day 28 OR rate (69% versus 45% historical control rate, p=0.0003). Subsequent top line Day 100 results demonstrated 87% survival rate for Day 28 responders to remestemcel-L treatment (33/38), and an overall survival rate of 75% (41/55). The strong survival outcomes continued through the final analysis at Day 180. In addition, the multi-infusion regimen of remestemcel-L was well tolerated.

In May this year, Mesoblast filed the first component of a rolling submission for a BLA to the FDA for this indication. The FDA has agreed to a rolling review of the BLA which enables individual components to be submitted and reviewed on an ongoing basis rather than waiting for all sections to be completed.

The rolling process will provide opportunity for ongoing communication, and during this process the Company expects it will be able to adequately address any substantial matters raised by the FDA. Remestemcel-L has received Fast Track designation for aGVHD and under this designation Mesoblast intends to request a priority review once its BLA filing is completed and accepted by the FDA.

Mesoblast anticipates conducting further clinical trials to study remestemcel-L for the treatment of SR-aGVHD in adults. Additionally, Mesoblast intends to provide remestemcel-L for evaluation under an investigator-initiated trial to evaluate it as a potential treatment for SR chronic GVHD.

Revascor for the Treatment of Advanced and End-Stage Chronic Heart Failure (CHF) Due to Left Ventricular Dysfunction

Overview

Revascor is being evaluated for the treatment of advanced CHF. Revascor consists of 150 million MPCs administered by direct cardiac injection in patients suffering from moderate/severe or end-stage CHF and progressive loss of heart function following damage to the heart muscle caused by a heart attack, coronary artery disease, hypertension, genetic factors, or other causes.

MPCs release a range of factors when triggered by specific receptor-ligand interactions within damaged tissue. Based on preclinical data, we believe that the factors released from the MPCs induce functional cardiac recovery by simultaneous activation of multiple pathways, including induction of endogenous vascular network formation, reduction in harmful inflammation, reduction in cardiac fibrosis, and regeneration of heart muscle through activation of intrinsic tissue precursors.

The unit dose of 150 million cells was based on multiple preclinical large animal studies in ischemic and non-ischemic heart failure models which identified an optimal cell dose above 110 million. A completed Phase 2 dose- ranging study in patients with moderate to advanced CHF of either ischemic or non-ischemic etiology identified the dose of 150 million cells as the most effective for both improvement in left ventricular volumes and remodeling and in prevention of heart failure related hospitalizations or cardiac death.

Revascor is also being evaluated in patients with end-stage CHF implanted with an LVAD. This trial was conducted by a multi-center team of researchers within the United States National Institutes of Health (“NIH”)-funded Cardiothoracic Surgical Trials Network (“CTSN”), led by Icahn School of Medicine at Mount Sinai, New York. The National Institute of Neurological Disorders and Stroke, and the Canadian Institutes for Health Research are also supporting this trial. Results of this Phase 2 trial were released in November 2018.

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

Completed Phase 2 Trial in NYHA Class II/III CHF Patients

The primary objective of the Phase 2 study was to evaluate the safety and tolerability of three increasing doses (25, 75, or 150 million cells) of MPCs compared to control in 60 patients with CHF due to left ventricular systolic dysfunction of either ischemic or non-ischemic etiology. The secondary objectives were to look at efficacy via multiple parameters, and to identify an optimal effective dose and the optimal target population for MPC treatment.

Endomyocardial injections of MPCs in patients with CHF were feasible and safe. The incidence of adverse events was similar across all groups, and there was no clinically significant immune response in any patients who received MPCs.

The 150 million cell dose showed the greatest effect on left ventricular remodeling and functional capacity and a threshold benefit for reducing heart failure-related major adverse cardiovascular events (“HF-MACE”) long-term.

Completed Pilot Trial in Patients with End-Stage Heart Failure Requiring Mechanical Support

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

Completed Phase 2 Trial in Patients with End-Stage Heart Failure Requiring Mechanical Support

A Phase 2 trial of Revascor in 159 patients with end-stage heart failure and an implantable LVAD has completed enrollment, with results for the trial's primary endpoint presented at the American Heart Association Conference held in Chicago in November 2018.

The trial was a prospective, multi-center, double-blind, placebo controlled, 2:1 randomized (MPC to placebo), single-dose cohort trial to evaluate the safety and efficacy of injecting a dose of 150 million MPCs into the native myocardium of LVAD recipients. Patients with advanced CHF, implanted with an FDA-approved LVAD as bridge-to-transplant or destination therapy, were eligible to participate in the trial. All patients were followed until 12 months post randomization.

In this Phase 2 trial, the trial did not show a significant difference in the ability for patients to tolerate a wean for a period of 60 minutes. However in relation to the clinically meaningful endpoint of reduction in major GI bleeding episodes and related hospitalizations, a single injection of Revascor administered directly into the heart resulted in a 76% reduction in major GI bleeding events and in a 65% reduction in associated hospitalizations. This suggests that Revascor reversed endothelial dysfunction which is responsible for the abnormal vasculature in the GI tract and severe bleeding in LVAD patients.

Reduction in GI bleeding and associated hospitalizations in the previous 30-patient pilot trial of Mesoblast’s MPCs were the basis of the RMAT designation granted in December 2017 by the FDA for use of Revascor in LVAD patients.

Current Status and Anticipated Milestones

Program for Class II/III CHF patients

A multicenter, double-blinded, 1:1 randomized, sham-procedure-controlled Phase 3 trial of Revascor has completed enrollment of 566 patients across North America with NYHA Class II/III disease at high risk of repeated heart failure hospitalizations or a terminal cardiac event (cardiac death, LVAD placement, heart transplant or insertion of an artificial heart). The events-driven trial continues to collect primary events and is expected to read out top line results in 1H 2020. The enrollment criteria for this trial included a prior decompensated heart failure event (e.g. hospitalization) within the previous nine months and/or very high level of NT-proBNP, a protein used in diagnosis and screening of CHF. These inclusion criteria are expected to result in enrichment for patients with substantial left ventricular contractile abnormality, advanced CHF due to left ventricular systolic dysfunction and higher risk of recurrent decompensated heart failure hospitalizations and TCEs. This target patient population was shown to respond effectively to treatment with Revascor in our previous Phase 2 trial.

The trial’s primary efficacy endpoint is a comparison of recurrent non-fatal HF-MACE between either MPC-treated patients or sham-treated controls.

Program in Patients Requiring Mechanical Support

The FDA has recently provided guidance on the clinical development pathway for marketing authorization of Revascor in end-stage heart failure patients implanted with a LVAD.

•

FDA reiterated that a reduction in major gastrointestinal bleeding events and/or epistaxis, collectively termed major mucosal bleeding events, is an important clinical outcome in patients implanted with an LVAD;

•

Data from the recently completed 159-patient placebo-controlled trial showing that Revascor reduced major mucosal bleeding events can support product marketing authorization through a BLA, with confirmatory clinical data; and

•

FDA agreed on a confirmatory Phase 3 trial of Revascor in LVAD patients, with a primary endpoint of reduction in major mucosal bleeding events, and key secondary endpoints demonstrating improvement in various parameters of cardiovascular function.

In March 2019, Mesoblast and the InCHOIR at the Icahn School of Medicine entered into a Memorandum of Understanding to conduct a confirmatory clinical trial for this indication.

GI bleeding episodes are a major life-threatening complication of LVAD implants that occur in 20-40% of recipients in the first six months, resulting in recurrent hospitalizations and compromising quality of life. Confirmation of observations in the Phase 2 trial and a previous pilot study that our cell therapy reduced major bleeding episodes and related hospitalizations could identify a therapeutic approach that could greatly benefit these patients. Mesoblast recently applied for and were granted Orphan designation for Revascor for the treatment of major mucosal bleeding in patients implanted with an LVAD.

Strategic Partnerships

In September 2018, Mesoblast entered into a strategic cardiovascular partnership with Tasly for China. Tasly plans to meet with the National Medical Products Administration of China to discuss the regulatory approval pathway for Revascor in China. Tasly and Mesoblast will leverage each other’s clinical trial results in China, the U.S. and other territories to support their respective regulatory submissions.

MPC-06-ID for the Treatment of Chronic Low Back Pain (CLBP)

Overview

MPC-06-ID is our proprietary Phase 3 product candidate being evaluated for the treatment of patients with CLBP caused by degenerative disc disease (“DDD”). MPC-06-ID consists of a unit dose of 6 million MPCs administered by syringe directly into a damaged disc.

In CLBP, damage to the disc is the result of a combination of factors related to aging, genetics, and micro-injuries, which compromises the disc’s capacity to act as a fluid-filled cushion between vertebrae and to provide anatomical stability. Damage to the disc also results in an inflammatory response with ingrowth of nerves which results in chronic pain. This combination of anatomic instability and nerve ingrowth results in CLBP and functional disability.

With respect to mechanisms of action in CLBP, extensive pre-clinical studies have established that MLCs have anti-inflammatory effects and secrete multiple paracrine factors that stimulate new proteoglycan and collagen synthesis by chondrocytes in vitro and by resident cells in the nucleus and annulus in vivo.

Market Opportunity

In 2016, over 7 million people in the U.S. alone were estimated to suffer from CLBP caused by DDD, of which 3.2 million patients have moderate disease. After failure of conservative measures (medication, injections, epidural steroid, physical therapy etc.), there is a need for treatments that both reduce pain and improve function over a sustained period of time. When disc degeneration has progressed to a point that pain and loss of function can no longer be managed by conservative means, major invasive surgery such as spinal fusion is the most commonly offered option.

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

Eligible subjects were at least 18 years of age with chronic lumbar back pain for 6 months or greater duration due to moderate DDD with one painful lumbar vertebral level between L1 and S1. Subjects had to have failed at least 3 months of non-operative management with exposure to physical therapy. The study evaluated intra-discal injection of two separate doses: 6 million MPCs, which is MPC-06-ID, and 18 million MPCs with both MPC doses administered with HA, and compared to saline (placebo control) or HA alone (vehicle control) injection, using a pre-specified Per Protocol population analysis. 100 subjects across 15 sites were randomized with 20 receiving saline, 20 receiving HA, 30 receiving MPC-06-ID with HA, and 30 receiving 18 million MPCs with HA. The mean duration of DDD in these patients was approximately 6 years. Baseline pain, function scores, and radiographic scores were similar among all groups.

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

Current Status and Anticipated Milestones

The Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 2:1 to receive either 6 million MPCs or saline control.  The trial's primary endpoint of Overall Treatment Success (using a composite of 50% improvement in lower back pain and 15 point improvement in function at both 12 and

24 months with no treatment or surgical interventions at the treated level through 24 months) is an acceptable endpoint, as per guidance from the FDA. Follow-up of patients in the Phase 3 trial of MPC-06-ID is continuing to a 24-month assessment of safety and efficacy.

MPC-300-IV for the treatment of Biologic-Refractory Rheumatoid Arthritis and Diabetic Nephropathy

The diverse and potent anti-inflammatory properties of MPCs are the foundation for their usefulness in immune-mediated diseases such as RA and diabetic kidney disease (or diabetic nephropathy), where monocytes, macrophages and activated pro-inflammatory T cells play a very active and destructive role in disease pathogenesis through activation of multiple pro-inflammatory cytokine pathways. We have conducted studies in patients with biologic-refractory RA and diabetic nephropathy using our other Tier 1 product candidate MPC-300-IV.

In November 2017, we announced 52-week data from a trial in 48 patients who had failed biologics for RA. A single intravenous infusion of MPC-300-IV was well tolerated and demonstrated improvement in clinical symptoms, physical function and reduced disease activity relative to placebo. We believe the safety and efficacy results from the Phase 2 trial support further development of this product candidate as a potential first-line treatment option in RA patients who have previously received a prior anti-TNF or other biologic agent.

In October 2016, we announced that results from our Phase 2 trial of MPC-300-IV, in 24 patients with diabetic kidney disease were published in the peer-reviewed journal EBioMedicine. The paper, entitled ‘Allogeneic Mesenchymal Precursor Cells in Diabetic Nephropathy: A Randomized, Placebo Controlled, Dose Escalation Study’, concluded that a single intravenous infusion of MPC-300-IV was well tolerated and had positive effects on renal function at the 12-week primary endpoint in a Phase 2 trial in adult patients with type 2 diabetic nephropathy. This trial was conducted in Australia.

Complementary Technologies

In addition to having the most mature and diverse allogeneic cell therapy product pipeline and technology platform in the field of cellular medicines, we have strategically targeted the acquisition of rights to technologies that are complementary to and synergistic with our mesenchymal lineage cell technology platform. The aim of this activity is to maintain our technology leadership position in the regenerative medicine space, while simultaneously expanding our targeted disease applications and managing the life-cycle of our current lead programs.

Our complementary technologies and additional product candidates include other types of mesenchymal lineage cells, cell surface modification technologies, pay-loading technology and protein and gene technologies.

Manufacturing and Supply Chain

Our manufacturing strategy for our cellular product candidates focuses on the following important factors: (i) clear product delineation to protect pricing and partner markets by creating distinct products using discrete manufacturing processes, culture conditions, formulations, routes of administration, and/or dose regimens; (ii) establishing proprietary commercial scale-up and supply to meet increasing demand; (iii) implementing efficiencies and yield improvement measures to reduce cost-of-goods; (iv) maintaining regulatory compliance with best practices; and (v) establishing and maintaining multiple manufacturing sites for product supply risk mitigation.

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

The relatively small patient numbers and orphan drug designation for remestemcel-L lead us to believe that 2D manufacturing will be adequate to meet demand for this product candidate if fully approved. We also believe that 2D manufacturing process and facilities are commercially feasible for Phase 3 trial supply and the initial launch of MPC-06-ID for CLBP.

However, to build up commercial supply for certain of our product candidates long-term, we are developing novel manufacturing processes using three-dimensional, or 3D, bioreactors with greater capacity to improve efficiency and yields, with resulting lower-cost of goods. We intend to evaluate products produced in 3D bioreactors in pre-clinical and potentially clinical studies, which may serve as FDA required comparability studies to 2D if successful.

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

Our manufacturing activities to date have met stringent criteria set by international regulatory agencies, including the FDA. By using well-characterized cell populations, our manufacturing processes promote reproducibility and batch-to-batch consistency for our allogeneic cell product candidates. We have developed robust quality assurance procedures and lot release assays to support this reproducibility and consistency.

Intellectual Property

We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes, with approximately 995 patents and patent applications across 68 patent families as of August 2019.

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

More specifically, our patent estate includes issued patent and patent applications in major markets, including, but not limited to, the United States, Europe, Japan and China. The patents that we have obtained, and continue to apply for, cover mesenchymal lineage cell technologies and product candidates derived from these technologies, irrespective of the tissue source, including bone marrow, adipose, placenta, umbilical cord and dental pulp.

These patents cover, among other technology areas, a variety of MLCs (including MPCs and MSCs), and the use of MLC for expansion of hematopoietic stem cells, or HSCs. Among the indication-specific issued or pending patents covering product candidates derived from our mesenchymal lineage cells are those which are directed to our lead product candidates: CLBP, CHF, aGVHD and chronic inflammatory conditions such as RA. We also have issued and pending patents covering other pipeline indications, including diabetic kidney disease, inflammatory bowel disease (e.g., Crohn’s disease), neurologic diseases, eye diseases and additional orthopedic diseases. In addition, we have in-licensed patents covering complementary technologies, such as other types of mesenchymal lineage cells, cell surface modification technologies, pay-loading technology and protein and gene technologies, as part of our strategy to expand our targeted disease applications and manage the life-cycle of our current lead programs.

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

As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of August 2019, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 73 granted U.S. patents and 45 pending U.S. patent applications; 54 granted Japanese patents and 26 pending Japanese patent applications; 26 granted Chinese patents and 22 pending Chinese patent applications; 48 granted European patents and 33 pending European patent applications; and 52 granted Australian patents and 20 pending Australian patent applications.

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

JCR Pharmaceuticals Co., Ltd.—Hematological Malignancies and Hepatocytes Collaboration in Japan

In October 2013, we acquired all of Osiris Therapeutics, Inc.’s business and assets related to culture expanded MSCs. These assets included assumption of a collaboration agreement with JCR (“JCR Agreement”), which will continue in existence until the later of 15 years from the first commercial sale of any product covered by the agreement and expiration of the last Osiris patent covering any such product. JCR is a research and development oriented pharmaceutical company in Japan. Under the JCR Agreement we assumed from Osiris, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of HSCs derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. Under the JCR Agreement, JCR obtained rights in Japan to our MSCs, for the treatment of aGVHD. JCR also has a right of first negotiation to obtain rights to commercialize MSC-based products for additional orphan designations in Japan. We retain all rights to those products outside of Japan.

JCR received full approval in September 2015 for its MSC-based product for the treatment of children and adults with aGVHD, TEMCELL. TEMCELL is the first culture-expanded allogeneic stem cell product to be approved in Japan. It was launched in Japan in February 2016.

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

In the past 12 months, we have expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with EB in October 2018, and for neonatal HIE, a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. We will receive royalties on TEMCELL product sales for EB and HIE, if and when such indications receive marketing approval in Japan. JCR filed to extend marketing approval of TEMCELL in Japan for EB in March 2019.

We have the right to use all safety and efficacy data generated by JCR in Japan to support our development and commercialization plans for our MSC product candidate remestemcel-L in the United States and other major healthcare markets, including for GVHD, EB and HIE.

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

The MSA will expire on the later of December 31, 2020 or the three-year anniversary of the date of the first commercial sale of product supplied under the MSA, unless it is sooner terminated. We have the option of extending the MSA for an additional 10 years, followed by the option to extend for successive three-year periods subject to Lonza’s reasonable consent. We may terminate the MSA with two years prior written notice, and Lonza may terminate with five years prior written notice. The MSA may also terminate for other reasons, including if the manufacture or development of a product is suspended or abandoned due to the results of clinical trials or guidance from a regulatory authority. In the event we request that Lonza construct the manufacturing facility described above, neither we nor Lonza may terminate before the third anniversary of the date the facility receives regulatory approval to manufacture our product candidates, except in certain limited circumstances. Upon expiration or termination of the MSA, we have the right to require Lonza to transfer certain technologies and lease the Singapore facility or the portion of such facility where our product candidates are manufactured, subject to good faith negotiations.

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

Pursuant to the IP Deed, we were assigned the rights in three U.S. patents or patent applications (including all substitutions, continuations, continuations-in-part, divisional, supplementary protection certificates, renewals, all letters patent granted thereon, and all reissues, reexaminations, extensions, confirmations, revalidations, registrations and patents of addition and foreign equivalents thereof) and all future intellectual property rights, including improvements, that might arise from research conducted at CALHNI related to MPCs and methods of isolating, culturing and expanding MPCs and their use in any therapeutic area. We also acquired all related materials, information and know-how.

Osiris Acquisition—Continuing Obligations

In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to remestemcel-L for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. The maximum amount of future milestone payments we may be required to make to Osiris is $40.0 million. Any ordinary shares or ADSs we issue as consideration for a milestone payment will be subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or 50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a competing product.

Tasly Pharmaceutical Group — Cardiovascular Alliance for China

In July 2018, we entered into a Development and Commercialization Agreement with Tasly.

The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize in China Revascor for the treatment or prevention of CHF and MPC-25-IC for the treatment or prevention of AMI. Tasly will fund all development, manufacturing and commercialization activities in China for Revascor and MPC-25-IC. On closing, we received a $20.0 million upfront technology access fee. Further, we will receive $25.0 million upon product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

Tasly can terminate the Development and Commercialization Agreement with a specified amount of notice, on the later of (a) third anniversary of the agreement coming into effect and (b) receipt of marketing approval in China for each of Revascor or MPC-25-IC. Mesoblast has termination rights with respect to certain patent challenges by Tasly and if certain competing activities are undertaken by Tasly. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occur.

TiGenix NV – patent license for treatment of fistulae

In December 2017, we entered into a Patent License Agreement with TiGenix, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived MSC product Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable up-front payment and a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date. We are entitled to further payments of up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

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

The process required by the FDA before a biological product may be marketed in the U.S. generally involves the following:

•

completion of nonclinical laboratory studies, meaning in vivo and in vitro experiments in which an investigational product is studied prospectively in a test system under laboratory conditions to determine its safety, must be conducted according to cGLP (good laboratory practice) regulations, as well as, in the case of nonclinical laboratory studies involving animal test systems, in accordance with applicable requirements for the humane use of laboratory animals and other applicable regulations;

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

Under the centralized authorization procedure, sponsors submit a single marketing-authorization application to the EMA. This allows the marketing-authorization holder to market the product and make it available to patients and healthcare professionals throughout the EU on the basis of a single marketing authorization. EMA's Committee for Medicinal products for Human Use (“CHMP”) carries out a scientific assessment of the application and give a recommendation on whether the medicine should be marketed or not. Once granted by the EMA, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. The centralized procedure is mandatory for biotechnology products.

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

EU Exclusivity Periods

To obtain regulatory approval of an investigational biological product under EU regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the U.S. is similar to that required in the EU, with the exception of, among other things, country-specific document requirements. The EU also provides opportunities for market exclusivity. For example, in the EU, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity. Products receiving orphan designation in the EU can receive 10 years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

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

The current presidential administration and Congress are also expected to attempt broad sweeping changes to the current health care laws.  We face uncertainties that might result from modifications or repeal of any of the provisions of the ACA including as a result of current and future executive orders and legislative actions.  The impact of those changes on us and potential effect on the pharmaceutical industry as a whole is currently unknown.  But, any changes to the ACA are likely to have an impact on our results of operations and may have a material adverse effect on our results of operations. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

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

In addition, different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may be marketed only once a reimbursement price has been agreed upon. Some of these countries may require, as condition of obtaining reimbursement or pricing approval, the completion of clinical trials that compare the cost- effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross- border imports from low-priced markets exert a commercial pressure on pricing within a country.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2019. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

4.C	Organizational Structure

See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.

4.D	Property, Plants and Equipment

We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$846,000 per year for this lease, which expires in April 2026. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay $1,073,000 per year for this lease. We also lease laboratory and office space in Singapore. We pay approximately S$388,000 per year for this lease, which expires in August 2022. We also lease laboratory and office space in Texas and pay approximately $202,000 per year for this lease, which expires in May 2022. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects
5.A	Operating Results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.

Financial Overview

We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. For the year ended June 30, 2019, we had an accumulated deficit of $470.0 million. Our net loss for the year ended June 30, 2019 was $89.8 million.

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

We expect our research and development expenditure to decrease over the next 12 to 24 months as we complete our phase 3 trials or if we are able to successfully partner one or more of our products. We expect management and administration expenses to remain relatively consistent. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our selling, general and administrative expenses as we move towards commercialization. Therefore we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.

Commercialization and Milestone Revenue. Commercialization and milestone revenue relates to up-front, royalty and milestone payments recognized under development and commercialization agreements; milestone payments, the receipt of which is dependent on certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue or deferred consideration in our consolidated balance sheets, depending on the nature of arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current liabilities.

In the year ended June 30, 2019, we recognized $5.0 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $3.6 million for the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2019, we recognized $10.0 million in milestone revenue from the $20.0 million up-front payment received in October 2018 in relation to our strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC. Tasly has received exclusive rights to, and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. Upon completion of this strategic alliance on September 14, 2018, we recognized revenue of $10.0 million in the year ended June 30, 2019 for the up-front technology access fee receivable from Tasly as this is the portion of revenue that control has been transferred to Tasly. There was no milestone revenue recognized in relation to this strategic alliance with Tasly in the year ended June 30, 2018.

In the year ended June 30, 2019, we also recognized $1.0 million in milestone revenue upon our licensee JCR achieving a sales milestone on cumulative net sales of TEMCELL in Japan, compared with $1.5 million in the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these milestones.

In the year ended June 30, 2018, we recognized $11.8 million (€10.0 million) in milestone revenue in relation to our patent license agreement with TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell (“MSC”) product, Alofisel® a registered trademark of TiGenix, a product candidate of Takeda, for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. Within this $11.8 million, $5.9 million (€5.0 million) was recognized in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and $5.9 million (€5.0 million) in milestone revenue was recognized in December 2017 in relation to a further payment received in December 2018 for product Alofisel® as all performance obligations had been satisfied at that time. There was no milestone revenue recognized in relation to the Takeda agreement in the year ended June 30, 2019.

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

•

third party costs under license and/or sub-license arrangements for the research and development, license, manufacture and/or commercialization of products and/or product candidates, such as payments for options to acquire rights to products and product candidates as well as contingent obligations under the agreements;

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

Manufacturing Commercialization. Manufacturing commercialization expenditure is recognized as an expense as incurred. Our manufacturing commercialization expenses consist primarily of:

•	salaries and related overhead expenses including share-based incentives for personnel in manufacturing functions;
•	fees paid to our contract manufacturing organizations, which perform process development on our behalf and under our direction; and
•	costs related to laboratory supplies used in our manufacturing development efforts.

Management and Administration. Management and administration expenses consist primarily of salaries and related costs including share-based incentives for employees in executive, corporate and administrative functions. Other significant management and administration expenses include legal and professional services, rent and depreciation of leasehold improvements, insurance and information technology services.

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, developmental timelines, product pricing, and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized a net remeasurement loss of $6.3 million and a net remeasurement gain of $10.5 million for the years ended June 30, 2019 and 2018, respectively.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise remeasurement of borrowing arrangements, tax incentives and foreign exchange gains and losses.

Remeasurement of borrowing arrangements pertains to our loan and security agreement with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Remeasurement of borrowing arrangements is recognized when changes in our estimated net sales trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. We recognized a remeasurement loss of $0.7 million in the year ended June 30, 2019 as a net result of changes to the key assumptions such as development timelines and market penetration. There was no remeasurement of borrowing arrangements recognized in the year ended June 30, 2018.

Tax incentives comprise payments from the Australian Government’s Innovation Australia Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian Government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2019 and 2018, the rate of the refundable tax offset is 43.5%. All other eligible entities may obtain a non-refundable tax offset of 38.5% of the eligible research and development expenditure.

The combined worldwide turnover of the Mesoblast Group is in excess of A$20.0 million for the year ended June 30, 2019 making us ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2019, compared with $1.8 million that was recognized for the year ended June 30, 2018. We recorded a $0.1 million loss in research and development tax incentive income for the year ended June 30, 2019 which relates to a change in the original estimate of the research and development tax incentive income that we would receive from the Australian Government for the year ended June 30, 2018.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized a foreign exchange loss of $0.2 million in the year ended June 30, 2019 and a foreign exchange gain of $0.2 million in the year ended June 30, 2018.

Finance Costs. Finance costs consists of remeasurement of borrowing arrangements, accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.

Remeasurement of borrowing arrangements pertains to our loan and security agreement with Hercules Capital, Inc. (“Hercules”). Remeasurement of borrowing arrangements is recognized when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. We recognized a remeasurement gain of $0.4 million in the year ended June 30, 2019 as a result of drawing a further tranche of $15.0 million from our existing credit facility with Hercules in January 2019. There was no remeasurement of borrowing arrangements recognized in the year ended June 30, 2018.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $9.0 million in the year ended June 30, 2019 and $30.7 million in the year ended June 30, 2018.

Results of Operations

Comparison of Our Results for the Year ended June 30, 2019 with the Year ended June 30, 2018

The following table summarizes our results of operations for the years ended June 30, 2019 and 2018, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2019	2018	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$5,003	$3,641	1,362	37%
Milestone revenue	11,000	13,334	(2,334)	(18%)
Interest revenue	719	366	353	96%
Total revenue	16,722	17,341	(619)	(4%)

Research & development	(59,815)	(65,927)	6,112	(9%)
Manufacturing commercialization	(15,358)	(5,508)	(9,850)	179%
Management and administration	(21,625)	(21,907)	282	(1%)
Fair value remeasurement of contingent consideration	(6,264)	10,541	(16,805)	(159%)
Other operating income and expenses	(1,086)	1,312	(2,398)	(183%)
Finance costs	(11,328)	(1,829)	(9,499)	NM
Loss before income tax	(98,754)	(65,977)	(32,777)	50%
Income tax benefit	8,955	30,687	(21,732)	(71%)
Loss attributable to the owners of Mesoblast Limited	$(89,799)	$(35,290)	(54,509)	154%

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(18.16)	(7.58)	(10.60)	140%
Diluted - losses per share	(18.16)	(7.58)	(10.60)	140%

* NM = not meaningful.

Revenue

Revenues were $16.7 million for the year ended June 30, 2019, compared with $17.3 million for the year ended June 30, 2018, a decrease of $0.6 million. The following table shows the movement within revenue for the years ended June 30, 2019 and 2018, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Revenue:
Milestone revenue	$11,000	$13,334	(2,334)	(18%)
Commercialization revenue	5,003	3,641	1,362	37%
Interest revenue	719	366	353	96%
Revenue	$16,722	$17,341	(619)	(4%)

Milestone revenue was $11.0 million in the year ended June 30, 2019, a decrease of $2.3 million as compared with $13.3 million in the year ended June 30, 2018. This $2.3 million decrease in the year ended June 30, 2019 is due to the recognition of $11.8 million in milestone revenue in the year ended June 30, 2018 in relation to our patent license agreement with Takeda. Within this $11.8 million, $5.9 million was recognized in relation to the non-refundable up-front payment received upon execution of our patent license agreement with Takeda in December 2017 and $5.9 million of milestone revenue was recognized in December 2017 in relation to a further payment received in December 2018 for product Alofisel® as all performance obligations had been satisfied at that time. There was no milestone revenue recognized in relation to the Takeda agreement in the year ended June 30, 2019. This $11.8 million decrease in milestone revenue from Takeda was offset by an increase of $10.0 million in milestone revenue recognized in the year ended June 30, 2019 due to the recognition of $10.0 million in milestone revenue upon completion of the strategic alliance with Tasly for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC in September 2018. There was no milestone revenue recognized in relation to this strategic alliance with Tasly in the year ended June 30, 2018. We also recognized $1.0 million and $1.5 million in milestone revenue during the years ended June 30, 2019 and 2018, respectively, upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan.

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan by our licensee JCR was $5.0 million in the year ended June 30, 2019, an increase of $1.4 million (37%) as compared with $3.6 million in the year ended June 30, 2018.

The $0.3 million increase in interest revenue for the year ended June 30, 2019 compared with the year ended June 30, 2018 was primarily driven by us retaining higher cash reserves in the year ended June 30, 2019, when compared with the year ended June 30, 2018.

Research and development

Research and development expenses were $59.8 million for the year ended June 30, 2019, compared with $65.9 million for the year ended June 30, 2018, a decrease of $6.1 million. The $6.1 million decrease in research and development expenses primarily reflects a decrease in third party costs, intellectual property support costs and amortization of current marketed products.

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Research and development:
Third party costs	$38,365	$44,192	(5,827)	(13%)
Product support costs	17,002	16,861	141	1%
Intellectual property support costs	2,993	3,258	(265)	(8%)
Amortization of current marketed products	1,455	1,616	(161)	(10%)
Research and development	$59,815	$65,927	(6,112)	(9%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $5.8 million in the year ended June 30, 2019 compared with the year ended June 30, 2018.

This $5.8 million decrease was due to a reduction in our third party costs for our phase 3 clinical trials for MPC-150-IM (CHF), MPC-06-ID (CLBP) and MSC-100-IV (“remestemcel-L”) as activities and costs were higher in the prior year given the trials were enrolling patients, whereas in the year ended June 30, 2019 activities and costs have reduced as enrollment was completed for MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L in January 2019, March 2018 and December 2017 respectively. We continued to incur costs for these programs, as well as other pre phase 3 programs, during the year as patients were monitored during follow up visits and other testing was completed.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development functions, have increased by $0.1 million for the year ended June 30, 2019 compared with the year ended June 30, 2018. This increase is primarily due to an increase of $1.1 million across salaries and associated costs as full time equivalents increased by 3.0 (7%) from 44.1 for the year ended June 30, 2018 to 47.1 for the year ended June 30, 2019. There was also an increase of $0.2 million in travel expenses and $0.1 million in consulting in the year ended June 30, 2019 compared with June 30, 2018. These increases were offset by a decrease of $1.3 million in share-based payment expenses for the year ended June 30, 2019 due to a reduction in the value of options vesting compared with the year ended June 30, 2018.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents. These costs have decreased by $0.3 million in the year ended June 30, 2019 compared with the year ended June 30, 2018 primarily due to decreased activities across our MSC-based patent portfolio.

Amortization of current marketed products decreased by $0.1 million from $1.6 million for the year ended June 30, 2018 to $1.5 million for the year ended June 30, 2019.

Manufacturing commercialization

Manufacturing commercialization expenses, which consist of fees paid to our contract manufacturing organizations and laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, increased by $9.8 million from the year ended June 30, 2018 compared with the year ended June 30, 2019. The increase was primarily due to an increase in process validation activities required ahead of the Biologics License Application (“BLA”) filing of remestemcel-L in the year ended June 30, 2019 compared with the year ended June 30, 2018.

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Manufacturing commercialization:
MSC platform technology	$12,341	$2,317	10,024	NM
MPC platform technology	1,167	745	422	57%
Manufacturing support costs	1,850	2,446	(596)	(24%)
Manufacturing commercialization	$15,358	$5,508	9,850	179%

The MSC-based manufacturing commercialization expenses increased by $10.0 million in the year ended June 30, 2019 compared with the year ended June 30, 2018 primarily due to an increase in process validation activities in preparation for filing the BLA for remestemcel-L.

The MPC-based manufacturing commercialization expenses increased by $0.4 million in the year ended June 30, 2019 compared with the year ended June 30, 2018 primarily due to an increase in purchases of raw materials.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions, decreased by $0.6 million from $2.4 million for the year ended June 30, 2018 to $1.8 million for the year ended June 30, 2019. There was a decrease of $0.2 million in share-based payment expenses and $0.2 million in consultancy expenses for the year ended June 30, 2019 compared with the year ended June 30, 2018. There was also a decrease of $0.2 million across salaries and associated costs as full time equivalents decreased by 1.1 (16%) from 7.0 for the year ended June 30, 2018 to 5.9 for the year ended June 30, 2019.

Management and administration

Management and administration expenses were $21.6 million for the year ended June 30, 2019, compared with $21.9 million for the year ended June 30, 2018, a decrease of $0.3 million. This decrease was primarily due to a decrease in labor and associated expenses offset by an increase in legal and professional fees associated with establishing the strategic alliance with Tasly for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC announced in July 2018.

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Management and administration:
Labor and associated expenses	$9,953	$11,237	(1,284)	(11%)
Corporate overheads	8,107	7,824	283	4%
Legal and professional fees	3,565	2,846	719	25%
Management and administration	$21,625	$21,907	(282)	(1%)

Labor and associated expenses decreased by $1.3 million from $11.2 million for the year ended June 30, 2018 to $9.9 million for the year ended June 30, 2019. The number of full time equivalents increased by 0.2 (1%) from 25.5 for the year ended June 30, 2018 to 25.7 for the year ended June 30, 2019; however overall costs of salaries and associated expenses decreased by $0.4 million in the year ended June 30, 2019 compared with the year ended June 30, 2018. There was also a decrease of $0.2 million in share-based payment expenses and $0.4 million in recruitment expenses in the year ended June 30, 2019, compared with the year ended June 30, 2018. These decreases were offset by an increase of $0.2 million in consultancy expenses in the year ended June 30, 2019, compared with the year ended June 30, 2018. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.5 million in the year ended June 30, 2019 compared with the year ended June 30, 2018, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses increased by $0.3 million from $7.8 million for the year ended June 30, 2018 to $8.1 million for the year ended June 30, 2019 primarily due to an increase in insurance and rent in the period.

Legal and professional fees increased by $0.7 million from $2.8 million for the year ended June 30, 2018 to $3.5 million for the year ended June 30, 2019 primarily due to increased legal and professional fees associated with establishing the strategic alliance with Tasly for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC that was announced in July 2018.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $6.3 million loss for the year ended June 30, 2019 compared with a $10.5 million gain for the year ended June 30, 2018, a decrease of $16.8 million. The $6.3 million loss for the year ended June 30, 2019 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This loss was a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, development timelines, product pricing, and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

The $10.5 million gain for the year ended June 30, 2018 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, product pricing, market penetration, market population and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion.  With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.

Other operating income and expenses

In other operating income and expenses, we recognized an expense of $1.1 million for the year ended June 30, 2019, compared with an income of $1.3 million for the year ended June 30, 2018, a decrease in income of $2.4 million. The following table shows movements within other operating income and expenses for the years ended June 30, 2019 and 2018, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Other operating income and expenses:
Remeasurement of borrowing arrangements	$(752)	$—	(752)	NM
Foreign withholding tax	(52)	(656)	604	(92%)
Foreign exchange (losses)/gains (net)	(208)	161	(369)	NM
Research and development tax incentive income	(74)	1,807	(1,881)	(104%)
Other operating income and expenses	$(1,086)	$1,312	(2,398)	(183%)

In the year ended June 30, 2019, we recognized a $0.7 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised future cash flow as a net result of changes to the key assumption in development timelines and market penetration in relation to our existing credit facility with NovaQuest. There was no remeasurement of borrowing arrangements recognized in the year ended June 30, 2018.

Foreign withholding tax decreased by $0.6 million from $0.7 million for the year ended June 30, 2018 to $0.1 million for the year ended June 30, 2019. In the year ended June 30, 2018, the $0.7 million of foreign withholding tax recognized primarily relates to revenue recognized from our patent license agreement with Takeda entered into in December 2017.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2018, we recognized a foreign exchange gain of $0.2 million. In the year ended June 30, 2019 we recognized a foreign exchange loss of $0.2 million, primarily due to movements in exchange rates on Euro receivable balances in our Singapore based entity as the US$ depreciated against the Euro during the period.

We recorded a $0.1 million loss in research and development tax incentive income for the year ended June 30, 2019, compared with a gain of $1.8 million for the year ended June 30, 2018, a decrease of $1.9 million. This $0.1 million loss relates to a change in the original estimate of the research and development tax incentive income that we would receive from the Australian Government for the year ended June 30, 2018. We have recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentives available to us based on available information at the time. The combined worldwide turnover of the Mesoblast Group is in excess of A$20.0 million for the year ended June 30, 2019 making us ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2019 compared with $1.8 million that was recognized for the year ended June 30, 2018. We engage tax specialists to review, on an annual basis, the quantum of our previous research and development tax claims and our on-going eligibility to claim the research and development tax incentive in Australia.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	$(376)	$—	(376)	NM
Interest expense	11,704	1,829	9,875	NM
Finance costs	$11,328	$1,829	9,499	NM

In the year ended June 30, 2019, we recognized a $0.4 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a result of drawing a further tranche of $15.0 million from our existing credit facility with Hercules in January 2019. There was no remeasurement of borrowing arrangements recognized in the year ended June 30, 2018.

Interest expenses increased by $9.9 million from $1.8 million for the year ended June 30, 2018 to $11.7 million for the year ended June 30, 2019.

In the year ended June 30, 2019, we recognized $6.4 million of interest expenses in relation to our loan and security agreement entered into with Hercules on March 6, 2018, an increase of $4.6 million as compared with $1.8 million for the year ended June 30, 2018. Within this $6.4 million, $4.4 million was recognized with regard to interest expense payable on the loan balance within the year and a further $2.0 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal within the year using the effective interest rate method over the period of initial recognition through maturity.

In the year ended June 30, 2019, we recognized $5.3 million of interest expenses in relation to our loan and security agreement entered into with NovaQuest on June 29, 2018, an increase of $5.3 million as compared with $Nil for the year ended June 30, 2018. This $5.3 million is recognized with regard to interest expense accrued and amortization of transaction costs on the loan principal balance. All interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L in pediatric acute graft versus host disease (“aGVHD”).

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2019	2018	$ Change	% Change
Loss before income tax	$(98,754)	$(65,977)	(32,777)	50%
Income tax benefit	8,955	30,687	(21,732)	(71%)
Loss after income tax	$(89,799)	$(35,290)	(54,509)	154%

Loss before income tax was $98.8 million for the year ended June 30, 2019 compared with $66.0 million for the year ended June 30, 2018, an increase in the loss by $32.8 million. This increase is the net effect of the changes in revenues and expenses which have been fully explained above.

A non-cash income tax benefit of $9.0 million was recognized in the year ended June 30, 2019, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

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

Within this $6.9 million increase, there was a $12.4 million increase in third party costs for the advancement of our Tier 1 products due to clinical advancement during the period for the year ended June 30, 2018 compared with the year ended June 30, 2017. In the year ended June 30, 2018 we incurred costs on our MPC-150-IM (CHF), MPC-06-ID (CLBP), remestemcel-L and MPC-300-IV (inflammatory conditions) Tier 1 products.  The increase in Tier 1 third party costs were offset by a $5.5 million decrease in third party costs for our Tier 2 and pipeline products for the year ended June 30, 2018 compared with the year ended June 30, 2017 as we prioritized our funds towards Tier 1 products.

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

In the year ended June 30, 2018, we recognized $1.8 million of interest expenses in relation to our loan and security agreement entered into with Hercules on March 6, 2018. Within this $1.8 million, $1.1 million was recognized in relation to interest expense accrued on the loan balance within the year and a further $0.7 million of interest expense was recognized in relation to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2018 using the effective interest rate method over the period of initial recognition through maturity. There was no interest expense recognized in the year ended June 30, 2017.

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

Foreign currency exchange risk

We have foreign currency amounts owing primarily in our Australian based entity, whose functional currency is the A$, relating to clinical, regulatory and overhead activities. We also have foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$. We also have foreign currency amounts owing in various other non-US$ currencies in A$ and US$ functional currency entities, relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on our financial performance.

We manage the currency risk by evaluating levels to hold in each currency by assessing our future activities which will likely be incurred in those currencies which enables us to minimize foreign currency deposits held in each entity.

Interest rate risk

Our main interest rate risk arises from the portion of our long-term borrowings with a floating interest rate, which exposes us to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. Interest rate risk can be managed by interest rate swaps, which can be entered into to convert the floating interest rate to a fixed interest rate as required. Additionally, we can repay the loan facility at our discretion and we can also refinance if we are able to achieve terms suitable to us in the marketplace or from our existing lenders.

We completed a cost benefit analysis of entering an interest rate swap arrangement in the period. We did not enter into any interest rate swaps during the year ended June 30, 2019.

We are also exposed to interest rate risk that arises through movements in interest income we earn on our deposits. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by periodically reviewing interest rates available for suitable interest bearing accounts to ensure we earn interest at market rates. We ensure that sufficient funds are available, in at call accounts, to meet our working capital requirements.

Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest, where the timing and amount of principal and interest payments is dependent on net sales of product candidate remestemcel-L for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of remestemcel-L for the treatment of aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses in the period the revision is made.

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

Revenue Recognition

We adopted IFRS 15 Revenue from Contracts with Customers on July 1, 2018, using the modified retrospective approach. Revenue from contracts with customers is measured and recognized in accordance with the five step model prescribed by the standard.

First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration we expect to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer.

There was no cumulative impact of the adoption of IFRS 15 Revenue from Contracts with Customers on July 1, 2018.

Revenues from contracts with customers comprise commercialization and milestone revenue. We also have revenue from research and development tax incentives and interest revenue.

Commercialization and milestone revenue

Commercialization and milestone revenue generally includes non-refundable up-front license and collaboration fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue or deferred consideration in our consolidated balance sheets, depending on the nature of arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current liabilities.

Milestone revenue

We apply the five-step method under the standard to measure and recognize milestone revenue.

The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. We estimate the transaction price of the contingent milestone using the most likely amount method. We include in the transaction price some or all of the amount of the contingent milestone only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the contingent milestone is subsequently resolved. Milestone payments that are not within the control of the Company, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. Any changes in the transaction price are allocated to all performance obligations in the contract unless the variable consideration relates only to one or more, but not all, of the performance obligations.

When consideration for milestones is a sale-based or usage-based royalty that arises from licenses of IP (such as cumulative net sales targets), revenue is recognized at the later of when (or as) the subsequent sale or usage occurs, or when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Licenses of intellectual property

When licenses of IP are distinct from other goods or services promised in the contract, we recognize the transaction price allocated to the license as revenue upon transfer of control of the license to the customer. We evaluate all other promised goods or services in the license agreement to determine if they are distinct. If they are not distinct, they are combined with other promised goods or services to create a bundle of promised goods or services that is distinct.

The transaction price allocated to the license performance obligation is recognized based on the nature of the license arrangement. The transaction price is recognized over time if the nature of the license is a “right to access” license. This is when we undertake activities that significantly affect the IP to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of our activities, and those activities do not result in the transfer of a good or service to the customer as those activities occur. When licenses do not meet the criteria to be a right to access license, the license is a “right to use” license, and the transaction price is recognized at the point in time when the customer obtains control over the license.

Sales-based or usage-based royalties

Licenses of IP can include royalties that are based on the customer’s usage of the IP or sale of products that contain the IP. We apply the specific exception to the general requirements of variable consideration and the constraint on variable consideration for sales-based or usage-based royalties promised in a license of IP. The exception requires such revenue to be recognized at the later of when (or as) the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Tasly arrangement

In July 2018, we entered into a strategic alliance with Tasly for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC. Tasly received exclusive rights for MPC-150-IM and MPC-25-IC in China and Tasly will fund all development, manufacturing and commercialization activities in China.

We received a $20.0 million up-front technology access fee from Tasly upon closing of this strategic alliance in October 2018. We are also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

Under IFRS 15, upon completion of this strategic alliance on September 14, 2018, we recognized $10.0 million in milestone revenue from the $20.0 million up-front technology access fee received in October 2018 as this is the portion of revenue that control has been transferred to Tasly. We recognized the remaining $10.0 million from the $20.0 million up-front payment as deferred consideration on the consolidated balance sheet. The deferred consideration amount will be recognized in revenue when and if control transfers to Tasly based on our decision regarding the exercise of our rights in the terms and conditions of the agreement.

For the comparative period, being the year ended June 30, 2018, no milestone revenue was recognized in relation to this strategic alliance with Tasly.

TiGenix arrangement

In December 2017, we entered into a patent license agreement with TiGenix, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived MSC product, Alofisel® a registered trademark of TiGenix, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae.  The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the license agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable up-front payment and recognized this amount in revenue in December 2017 upon receipt. In December 2018, we received a milestone payment of $5.9 million (€5.0 million) before withholding tax and recognized this amount in revenue in December 2017 as all performance obligations had been satisfied at that time. We are entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

No milestone revenue was recognized in relation to the patent license agreement with Takeda in the year ended June 30, 2019.

In the year ended June 30, 2018, we recognized $11.8 million in milestone revenue in relation to our patent license agreement with Takeda. Within this $11.8 million, $5.9 million (€5.0 million) was recognized in relation to the non-refundable up-front payment received upon execution of the Group’s patent license agreement with Takeda in December 2017 and $5.9 million (€5.0 million) was recognized in December 2017 in relation to further payments received in December 2018 for product Alofisel® as all performance obligations had been satisfied at that time. These amounts were recorded in revenue as there were no further performance obligations required in regards to these milestones.

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

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement we assumed from Osiris, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, we are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share. In the past 12 months, we have expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. We will receive royalties on TEMCELL product sales for EB and HIE, if and when such indications receive marketing approval in Japan. We apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognize royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended June 30, 2019, we recognized $5.0 million, in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $3.6 million for the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2019, we recognized $1.0 million in milestone revenue upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan, compared with $1.5 million in the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

Government grant income

Revenue from government grants is recognized in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The Australian government allows a refundable tax offset to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending at the rate of 43.5% for periods from July 1, 2016. All other eligible entities may obtain a non-refundable tax offset equal to 38.5% of their eligible research and development expenditure. We have assessed our research and development activities and expenditure to determine which of these expenses are likely to be eligible under the incentive scheme. At each period end, we estimate and recognize the refundable tax offset available to us based on available information at the time.

The receivable for reimbursable amounts that have not been collected is reflected in trade and other receivables on our consolidated balance sheets.

The combined worldwide turnover of the Mesoblast Group is in excess of A$20.0 million for the year ended June 30, 2019 making us ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2019, compared with $1.8 million that was recognized for the year ended June 30, 2018. We recorded a $0.1 million loss in research and development tax incentive income for the year ended June 30, 2019 which relates to a change in the original estimate of the research and development tax incentive income that we would receive from the Australian Government for the year ended June 30, 2018.

Goodwill

We have recognized goodwill as a result of two separate acquisitions. Goodwill of $118.4 million was recognized on acquisition of Angioblast Systems Inc. in 2010, $13.9 million was recognized on the acquisition of the MSC assets from Osiris (“MSC business combination”) in 2013 and $2.1 million was recognized on finalization of the MSC business combination of Osiris in 2015. In all cases the goodwill recognized represented excess in the purchase price over the net identifiable assets and in-process research and development acquired in the transaction. We have a single operating unit and all goodwill has been allocated to that unit.

The goodwill resulting from these acquisitions is tested for impairment in accordance with IAS 36 Impairment of Assets which requires testing be performed at any time during an annual period, provided the test is performed at the same time every year. During the year ended June 30, 2019, we elected to change the annual impairment testing date from the fourth quarter to the third quarter of each year to align with industry best practice. A full assessment was performed at March 31, 2019 and no impairment of goodwill was identified. Additionally, assets must be tested for impairment if there is an indication that an asset may be impaired. The recoverable amounts of our assets and cash-generating units have been determined based on fair value less costs to sell calculations, which require the use of certain assumptions. See Note 6 of our consolidated financial statements and the related note thereto included in our 20-F for more information regarding the assumptions used in determining the fair value less costs to sell.

In-process research and development

IFRS requires that acquired in-process research and development be measured at fair value and carried as an indefinite life intangible asset subject to impairment reviews. We have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 and $24.0 million was reclassified to current marketed products upon the TEMCELL asset becoming available for use in Japan. In 2016, we fully impaired $61.9 million of in-process research and development relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood, as we suspended further patient enrollment of the Phase IIa MPC-MICRO-IO clinical trial and the Phase III MPC-CBE clinical trial as we prioritized the funding of our Tier 1 product candidates. The remaining carrying amount of in-process research and development as at June 30, 2019 and June 30, 2018 was $427.8 million. We still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed.

All in-process research and development recognized on our balance sheet is a result of a business acquisition and is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form. Indefinite life intangible assets are not amortized but rather are tested for impairment annually in accordance with IAS 36 Impairment of Assets which requires testing annually, or whenever there is an indication that an asset may be impaired. During the year ended June 30, 2019, we elected to change the annual impairment testing date from the fourth quarter to the third quarter of each year to align with industry best practice. A full assessment was performed at March 31, 2019 and no impairment of the in-process research and development was identified. There was no impairment charge recognized during the years ended June 30, 2019 and 2018.

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

Upon reclassification to the current marketed products category, management determines the remaining useful life of the intangible assets and amortizes them from the date they become available for use. In order for management to determine the remaining useful life of the asset, management would consider the expected flow of future economic benefits to the entity with reference to the product life cycle, competitive landscape, obsolescence, market demand, any remaining patent useful life and any other relevant factors.

Management has chosen to amortize all intangible assets with a finite useful life on a straight-line basis over the useful life of the asset.  Current marketed products are tested for impairment in accordance with IAS 36 Impairment of Assets which requires testing whenever there is an indication that an asset may be impaired.

In February 2016, we reclassified $24.0 million from in-process research and development to current marketed products upon the TEMCELL asset becoming available for use in Japan.

Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

We impair assets in accordance with IAS 36 Impairment of Assets. IAS 36 outlines that an impairment loss must be recognized if an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The recoverable amounts of our assets and cash-generating units have been determined based on fair value less costs to sell calculations, which require the use of certain assumptions. See Note 6(b)(v) of our consolidated financial statements and the related note thereto included in our annual report for more information regarding the assumptions used in determining the fair value less costs to sell.

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

The recoverable amount of our cash generating unit, including goodwill and in-process research and development, exceeded the carrying amounts in the annual impairment testing completed in March 31, 2019 and, therefore, no impairment charges were recorded.

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

As at June 30, 2019 and June 30, 2018, we did not hold any deposits with maturity dates between 3 months and 12 months and therefore we did not hold any deposits classified as short term investments.

Fair Value Measurements

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 Financial Instruments: Disclosures requires disclosure of the fair value measurements by level of the following fair value measurement hierarchy:

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, trading and financial assets at fair value through other comprehensive income securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by us is the current bid price. These instruments are included in level 1.

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

Our level 3 asset consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2019 and June 30, 2018.

Our level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2019 and June 30, 2018. There were no transfers between any of the levels for recurring fair value measurements during the year.

The following table summarizes the assumptions, techniques, and significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,		Valuation	Unobservable	Year Ended June 30,		Relationship of unobservable inputs to
Description	2019	2018	technique	inputs(1)	2019	2018	fair value
Contingent consideration provision	47,534	42,070	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2019: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

Year ended June 30, 2018: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2019: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2018: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2019: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2018: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred of liabilities assumed, is recognized as remeasurement of borrowing arrangements within other operating income and expenses.

Borrowings are classified as current liabilities unless we have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Net deferred tax assets

We record deferred tax assets if, based upon the available evidence, it is more likely than not that we will recognize some or all of the deferred tax assets. Deferred tax assets were recognized for unused tax losses based on the scheduling of reversals of deferred tax liabilities and to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. We have recorded deferred tax assets that relate to operating tax losses and deductible temporary differences to offset taxable temporary differences (deferred tax liabilities) following our conclusion in the year ended June 30, 2016 to retain existing intellectual property assets in their relative jurisdictions as we are no longer planning to consolidate intellectual property assets. There have been no significant developments on this conclusion during the year ended June 30, 2019.

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2019 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

Our continued progress in clinical development brings our leading products closer to approval and commercial reality. In May 2019, we filed the first component of a rolling submission for a BLA to the U.S. Food and Drug Administration (“FDA”) for remestemcel-L in the treatment of children with aGVHD, a life-threatening complication of an allogeneic bone marrow transplant.

The FDA has agreed to a rolling review of the BLA which enables individual components to be submitted and reviewed on an ongoing basis rather than waiting for all sections to be completed. The rolling process will provide opportunity for ongoing communication, and during this process we expect to be able to adequately address any substantial matters raised by the FDA.

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

Sources of Liquidity

We have incurred losses from operations since our inception in 2004 and as of June 30, 2019, we had an accumulated deficit of $470.0 million. We had cash and cash equivalents of $50.4 million as of June 30, 2019 and incurred net cash outflows from operations of $57.8 million for the year ended June 30, 2019.

We have an overarching strategy to fund operations predominately through non-dilutive strategic and commercial transactions. In line with this strategy in 2018, we entered into a strategic partnership with Tasly and into loan and security agreements with Hercules and NovaQuest. Under the agreements with Hercules and NovaQuest, we have up to an additional US$35.0 million available subject to achievement of certain milestones.

We will also consider equity-based financing to fund operational requirements. Mesoblast have entered into a Subscription Commitment Letter with its largest institutional shareholder, M&G Investment Management, for US$15.0 million in Mesoblast ordinary shares, exercisable by the Company on or before 31 December 2019, subject to customary diligence and with pricing to be agreed at the time Mesoblast gives notice. In addition, in July 2019 we extended the fully discretionary equity facility with Kentgrove Capital from which we can raise capital of up to A$120.0 million (approximately US$82.0 million) over the next 24 months, the quantum and timing of capital raised will be subject to the market price and trading volumes of our ordinary shares during the period and our obligations under ASX Listing Rule 7.1.

There is uncertainty related to our ability to to raise funds through entering strategic and commercial transactions, equity-based or debt-based financings to meet our requirements. The continuing viability of us and our ability to continue as a going concern and meet our debts and commitments as they fall due are dependent upon non-dilutive funding in the form of strategic and commercial transactions, equity-based or debt-based financing to fund future operations.

Management and the directors believe that we will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that we may be unable to realize our assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about our ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board standards. For our audited financial statements, see “Item 18 Financial Statements” included in our Form 20-F.

Audit Report

Our auditor has included an “emphasis of matter” paragraph in the audit report relating to our ability to continue as a going concern (refer Note 1(i)).

Cash flows

	Year ended June 30,
(in thousands)	2019	2018	2017
Cash Flow Data:
Net cash (outflows) in operating activities	(57,790)	(75,012)	(95,471)
Net cash (outflows)/ inflows in investing activities	(1,000)	(1,153)	142
Net cash inflows in financing activities	71,608	68,613	60,005
Net increase/(decrease) in cash and cash equivalents	12,818	(7,552)	(35,324)

Comparison of cash flows for the Year ended June 30, 2019 with the Year ended June 30, 2018

Net cash outflows in operating activities

Net cash outflows for operating activities were $57.8 million for the year ended June 30, 2019, compared with $75.0 million for the year ended June 30, 2018, a decrease of $17.2 million. The decrease of $17.2 million is due to an increase in cash inflows of $22.6 million offset by an increase in cash outflows of $5.4 million in the year ended June 30, 2019 compared with the year ended June 30, 2018.

The $22.6 million increase in inflows comprised: inflows from milestone payments received increased by $20.0 million in relation to the up-front technology access fee received upon closing of the strategic alliance with Tasly in October 2018; inflows from royalty income earned on sales of TEMCELL in Japan increased by $1.3 million during the year ended June 30, 2019 compared with the year ended June 30, 2018; receipts for the research and development tax incentive increased by $1.7 million in the year ended June 30, 2019 compared with the year ended June 30, 2018; inflows from interest receipts increased by $0.3 million as our cash reserves have increased in year ended June 30, 2019 when compared with the year ended June 30, 2018; these increases in inflows were offset by a $0.5 million decrease from cumulative net sales milestone payments received on TEMCELL in Japan during the year ended June 30, 2019, compared with the year ended June 30, 2018; and reduced receipts by $0.2 million in relation to payments received on our patent license agreement with Takeda in the year ended June 30, 2019 when compared with June 30, 2018.

Outflows for payments to suppliers and employees and interest and other costs of finance paid increased by $5.4 million from $85.5 million for the year ended June 30, 2018 to $90.9 million for the year ended June 30, 2019 primarily due to an increase in payments in relation to manufacturing commercialization costs as we complete process validation activities required for the BLA filing of remestemcel-L and an increase in interest expenses in the year ended June 30, 2019, compared with the year ended June 30, 2018.

Net cash inflows in investing activities

Net cash outflows for investing activities decreased by $0.2 million from $1.2 million for the year ended June 30, 2018 to $1.0 million for the year ended June 30, 2019 primarily due to a $0.2 million decrease in outflows for payments for contingent consideration in the year ended June 30, 2019 compared with the year ended June 30, 2018.

Net cash inflows in financing activities

Net cash inflows for financing activities were $71.6 million for the year ended June 30, 2019, compared with $68.6 million for the year ended June 30, 2018, an increase of $3.0 million. The net cash inflows in the year ended June 30, 2019 include a $28.9 million receipt of net proceeds drawn pursuant to a non-dilutive, eight-year credit facility with NovaQuest, a $14.6 million receipt of net proceeds from drawing a further tranche of funding from our existing credit facility with Hercules, a $10.0 million receipt of gross proceeds from a share placement with NovaQuest in July 2018 and a $20.0 million receipt of gross proceeds from a share placement with Tasly in October 2018. In the year ended June 30, 2018, we received a $40.4 million receipt of gross proceeds from an institutional and retail entitlement offer to eligible existing shareholders in September 2017 and a $31.7 million receipt of net proceeds drawn at closing in March 2018 from a non-dilutive, four-year credit facility with Hercules. We also received $0.3 million in receipts from employee share option exercises during the year ended June 30, 2019, compared to $0.1 million for the year ended June 30, 2018. Additionally, there was $0.6 million of payments for associated capital raising costs and $1.6 million of payments for other associated borrowings cost in the year ended June 30, 2019, compared with $3.2 million of share issue costs and $0.4 million on payments for borrowings costs in the year ended June 30, 2018, a net decrease in outflows for capital raising and borrowing costs of $1.4 million.

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

We expect that our research and development expenses will decrease in the short term (12 to 24 months) as we complete our phase 3 trials or if we are able to successfully partner one or more of our product candidates. We expect management and administration expenses to remain relatively consistent. Subject to us achieving successful regulatory approval we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and the existence of securities with rights that may be senior to those of our ordinary shares. If we incur further indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Borrowings

Hercules

On March 6, 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019, which resulted in an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the year ended June 30, 2019, we recognized a $0.4 million gain in the Income Statement as remeasurement of borrowing arrangements within finance costs.

An additional $25.0 million may be drawn as certain conditions and milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. On March 22, 2018, June 14, 2018, September 27, 2018 and December 20, 2018, in line with the increases in the U.S. prime rate, the interest rate on the loan increased to 9.70%, 9.95%, 10.20% and 10.45%, respectively.

NovaQuest

On June 29, 2018, we drew the first tranche of $30.0 million of the principal amount from the $40.0 million loan and security agreement with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. A $0.4 million loan administration fee is payable annually in June and is recognized as a current liability. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L in pediatric aGVHD. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

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

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses in the period the revision is made.

In the year ended June 30, 2019, $0.7 million have been recognized as adjustment to the carrying amount of the financial liability compared with $Nil in the year ended June 30, 2018.

Compliance with loan covenants

Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. In addition, under our loan and security agreement with Hercules, we are obliged to maintain certain levels of cash in the United States and a minimum unrestricted cash balance across the Group.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2019.

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

As a biotechnology company which primarily is still in the development stage, we are subject to costs of our clinical trials and other work necessary to support applications for regulatory approval of our product candidates. Health regulators have increased their focus on product safety. In addition, regulators have also increased their attention on whether or not a new product offers evidence of substantial treatment effect. These developments have led to requests for more clinical trial data, for the inclusion of a higher number of patients in clinical trials, and for more detailed analyses of the trials. In light of these developments, we expect these aspects of our research and development expenses may need to increase as we continue to fund our programs to the market. Notwithstanding this upward trend, our research and development expenses may still fluctuate from period to period due to varied rates of patient enrollment and the timing of our clinical trials as our existing trials are completed and new trials commence. We cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.

5.E	Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, other than operating leases as mentioned below, as defined under SEC rules.

5.F	Contractual Obligations and Commitments

Borrowing commitments:

As of June 30, 2019, the maturity profile of the anticipated future contractual cash flows including interest in relation to our borrowings, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(18,845)	(29,790)	(57,634)	(34,728)	(140,997)	(81,286)
	(18,845)	(29,790)	(57,634)	(34,728)	(140,997)	(81,286)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2019 without taking into account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of pediatric aGVHD.

Lease commitment – as lessee:

We lease various offices under non-cancellable operating leases. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. As of June 30, 2019, our lease commitments are as follows:

(in thousands)	Total	Within one year	Later than one year but no later than three years	Later than three years but no later than five years	Later than five years
Operating leases	7,460	2,100	2,763	1,341	1,256
Total commitments	7,460	2,100	2,763	1,341	1,256

Lease commitments include amounts in A$ and Singapore dollars which have been translated to US$ as of June 30, 2019 using foreign exchange rates published by the Reserve Bank of Australia.

In addition to the obligations in the table above, as of June 30, 2019 we also had the following significant contractual obligations described below.

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

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2019 we have assessed these contingent liabilities to be remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of June 30, 2019.

Item 6.	Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

Our board of directors (“the Board”) presents the 2018/2019 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standard requirements.  The remuneration report has been audited as required by s308 (3C) of the Corporations Act. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) for the financial year ended June 30, 2019.

6.A	Key Management Personnel

Key management personnel, as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001, have authority and responsibility for planning, directing and controlling the activities of our company, directly or indirectly, and include any director (whether executive or otherwise). With this definition in mind, the Board has determined that in addition to themselves and Silviu Itescu (CEO), Josh Muntner (CFO) is to be designated as key management personnel from July 1, 2018 onwards.

Our key management personnel are listed in table below:

Name	Position	Change from last year
Non-executive directors

Joseph Swedish	Chair, Board of Directors Member, Audit and Risk Committee	Promoted to Chair – April 1, 2019 Appointed – January 19, 2019

William Burns	Vice Chair, Board of Directors Member, Nomination and Remuneration Committee	No change Appointed – January 19, 2019

Donal O’Dwyer	Non-executive Director Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee	No change No change No change

Michael Spooner	Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	No change No change No change

Eric Rose	Non-executive Director	No change

Shawn Cline Tomasello(1)	Non-executive Director	Appointed – July 11, 2018

Brian Jamieson	Chair, Board of Directors	Resigned – March 31, 2019
Executive director

Silviu Itescu	Chief Executive Officer Executive Director	No change No change

Other executive KMP

Josh Muntner(2)	Chief Financial Officer	Appointed – May 28, 2018

Notes

1.	Shawn Cline Tomasello was appointed to the board as a Non-executive Director on July 11, 2018 and is considered key management personnel from the appointment date.
2.	Josh Muntner was appointed as Chief Financial Officer with an effective date of May 28, 2018 and is considered key management personnel from July 1, 2018 onwards.

Details of Directors and Senior Management

Board of Directors

Joseph Swedish, MHA

Appointed as Chairman of the Board of Directors on April 1, 2019.

Experience and expertise

Joseph. R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises. He has served as Executive Chairman, President and CEO of Anthem, Inc. from 2013 to 2018, and he is currently a Senior Adviser to Anthem, Inc., America’s leading health benefits provider. Prior to joining Anthem, Inc., Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Centura Health. Currently, he sits on the Board of Directors of IBM Corporation, CDW Corporation, Proteus Digital Health and Centrexion Therapeutics. Mr Swedish is past Chairman of Duke University’s Fuqua School of Business Board of Visitors and is a current member. Previously, he was Chairman of the Catholic Health Association and America’s Health Insurance Plans (AHIP). Mr Swedish received a bachelor’s degree from the University of North Carolina at Charlotte and his master’s degree in health administration from Duke University. His extensive experience as a leader in the US healthcare sector, particularly in resource allocation and reimbursement metrics, provides industry, leadership and management experience as Mesoblast transitions to a commercial stage company.

Other current directorships of listed public companies

Non-Executive Director, IBM Corporation (since 2017)

Non-Executive Director, CDW Corporation (since 2015)

Former directorships of listed public companies within the last 3 years

Executive Chairman, Anthem, Inc. (2013 - 2018)

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

Chairman, Biotie Therapies Corp. (2014 – 2016)

Non-executive Director, Shire (UK) (2010 – 2018)

Donal O’Dwyer, BE, MBA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. O’Dwyer has served on our board of directors since 2004. He has over 25 years of experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O’Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson’s Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Prior to joining Cordis, Mr. O’Dwyer worked with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O’Dwyer is a qualified civil engineer with an MBA. He is on the board of directors of a number of life sciences companies including Cochlear Limited, Fisher & Paykel Healthcare Ltd and NIB Holdings Ltd. He was on the board of directors of CardieX Ltd (formerly called Atcor Medical Holdings Ltd) for over 14 years resigning in February 2019. With his experience as a senior executive and a director, as well as his extensive experience in the cardiovascular and medical devices industries, Mr. O’Dwyer provides business, science, engineering and management expertise.

Other current directorships of listed public companies

Non-executive Director, Cochlear Ltd (since 2005)

Non-executive Director, Fisher & Paykel Healthcare (since 2013)

Non-executive Director, NIB Holdings Ltd (since 2016)

Former directorships of listed public companies within the last 3 years

Non-executive Director, CardieX Ltd (formerly called Atcor Medical Holdings Ltd) (since 2004 – 2019)

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

Former directorships of listed public companies within the last 3 years

None

Shawn Cline Tomasello, BS, MBA

Appointed to the Board as a Non-Executive Director on July 11, 2018.

Experience and expertise

With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms Tomasello has been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held senior positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Centrexion Therapeutics, Corp., Oxford Bio Therapeutics, Ltd., Diplomat Pharmacy, Inc., Gamida Cell, Ltd. and UroGen Pharma, Ltd. She previously served on the Board of Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. as well as Geneos Therapeutics, Inc. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati.  Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.

Other current directorships of listed public companies

Non-Executive Director, Diplomat Pharmacy, Inc. (since 2015)

Director, Gamida Cell, Ltd. (since 2019)

Director, UroGen Pharma, Ltd. (since 2019)

Former directorships of listed public companies within the last 3 years

Director, Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. (2018 – 2019)

Brian Jamieson, FCA

Non-executive Chairman of the Board of Directors - Resigned March 31, 2019

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

Josh Muntner, BFA, MBA

Chief Financial Officer

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

Eric Strati Pharm.D., MBA

Pharma Partnering

Eric Strati has over 17 years of experience across a broad range of industries within the healthcare sector including pharmaceutical, biotechnology, investment banking, and pharmacy benefit management. Prior to joining Mesoblast in 2015, Dr Strati held various commercial leadership roles including new product planning, lifecycle management, sales, marketing, and payer strategy. Previous positions include most recently as Executive Director, Managed Markets at Novartis, medical affairs positions at Genzyme and Bristol-Myers Squibb, and Vice President of Global Pharmaceutical Equity Research at HSBC. He earned his Bachelors of Science in Pharmacy and MBA in Health Systems Management from Union University, and Doctor of Pharmacy from University of Kansas.

Fred Grossman D.O. FAPA

Chief Medical Officer – Appointed August 19, 2019

Dr. Grossman joined Mesoblast in August 2019 and leads the Medical Affairs, Drug Safety Clinical Operations and Biostatistics teams. Dr Grossmann is a Board-Certified psychiatrist and Fellow of the American Psychiatric Association with over 30 years of experience in research, academia, and practice. He has held executive positions leading and building clinical development, medical affairs, and pharmacovigilance in large and small pharmaceutical companies including Eli Lilly, Johnson & Johnson, Bristol Myers Squibb, Sunovion, Glenmark, and NeuroRx. Dr. Grossman has developed and supported the launch of numerous blockbuster medications addressing significant unmet medical needs across multiple therapeutic areas including CNS, immunology, immuno-oncolology, respiratory, cardiovascular/metabolics, and virology. He has close relationships with thought leaders worldwide and has negotiated directly with the FDA and Global Health Authorities for approval of many drugs across therapeutic areas. He has numerous publications and presentations and has held several academic appointments.

Donna Skerrett, MD

Chief Medical Officer – Resigned effective date August 19, 2019, at which point she was appointed as an adviser for our Graft Versus Host Disease program.

Dr Skerrett has more than 20 years of combined experience in transfusion medicine, cellular therapy, and transplantation. She was Director of Transfusion Medicine and Cellular Therapy at Weill Cornell Medical Center in New York from 2004 to 2011, and previously served as Associate Director of Transfusion Medicine and Director of Stem Cell Facilities at Columbia University’s New York-Presbyterian Hospital. From 2004, she held various roles at Mesoblast in clinical and regulatory affairs and was Chief Medical Officer from 2011 to 2019.

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

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited Ordinary Shares
Silviu Itescu	68,958,928	—
Josh Muntner	—	300,000
William Burns	30,330	200,000
Donal O'Dwyer	1,149,142	100,000
Eric Rose	—	200,000
Michael Spooner	1,069,000	100,000
Joseph Swedish(1)	—	500,000
Shawn Cline Tomasello	—	200,000

(1)	300,000 of the options granted in connection with Mr Swedish’s appointment as Chairman of Mesoblast and are subject to shareholder approval which will be sought at the upcoming AGM.

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2019 and the number of meetings attended by each director were:

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A	B	A	B	A	B
Joseph Swedish	10	9	2	1	—	—
William Burns	10	10	—	—	2	1
Silviu Itescu	10	10	—	—	—	—
Brian Jamieson	8	8	3	3	5	4
Donal O'Dwyer	10	10	4	4	5	5
Eric Rose	10	10	—	—	—	—
Shawn Tomasello	10	9	—	—	—	—
Michael Spooner	10	10	4	4	5	5

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended by board/committee members

— = Not a member of the relevant committee

NB: Certain directors attended various committee meetings by invitation in addition to those shown above.

6.B	Compensation

Executive summary

Mesoblast is a multinational company operating at the forefront of a highly specialized industry in which our people are key to developing our proprietary adult stem cell technologies. The Company’s remuneration strategy is designed to ensure that we can attract experienced leaders and emerging experts in an innovative field and on a global basis, including within the United States where 61% of our employees are based, including many of our technical experts. Given the Company’s relatively small employee base of 83 employees and the lengthy and technical process involved in developing and commercializing biopharmaceutical products, it is also important that our remuneration framework is successful in retaining and appropriately incentivizing our executive and employee base. At the same time, the Company’s remuneration framework is aimed to meet the expectations of our global shareholder base and align their interests with those of our Company and our people.

As detailed in this report, our remuneration structure is driven by the setting and achievement of key, well-defined milestones that are critical to progressing our technology, with the ultimate goal being to bring our product candidates to market in order to improve patient outcomes and enhance value for our global shareholder base.

The structure and quantum of remuneration remains largely consistent with the previous period, comprising fixed remuneration (TFR), short-term incentives (STI) and equity-based long-term incentives (LTI), with a few notable exceptions discussed below.  The Nomination & Remuneration Committee and Board continue to review the remuneration framework on an annual basis to ensure it continues to support Mesoblast’s strategy and the delivery of long-term value creation for our shareholders.

For the STI component of the CEO’s remuneration earned in 2018/2019, the Board intends to pay 50% of this amount in time based options – subject to the shareholders approving the option grant at our next AGM.  STI awards were paid entirely in cash in prior years.

Remuneration changes for FY20

For the 2019/20 financial year, the CEO’s total remuneration will change from 50% fixed and 50% STI with no LTI, to 40% fixed, 20% STI and 40% LTI.  The LTI component will be in the form of options over ordinary shares in our Company. It is planned that the options be divided into three equal tranches and vest on the achievement of pre-specified milestones, as well as minimum holding periods from grant.

This approach has been determined as a part of a broader review of our CEO’s remuneration framework which was completed during the reporting year by a leading international consulting firm Mercer that specializes in remuneration matters.  Their benchmarking analysis compared our CEO’s remuneration package to his peer group in our industry. The peer group was selected after considering many factors including market capitalization, quantum of revenue and business characteristics such as “pre-revenue” status, R&D expense, maturity of the company, the lifecycle of the company’s primary drug and the geographic operations. The comparator peer group primarily comprised of CEOs of other biotechnology companies which had a comparable market capitalization and were based in the US, given this is where the majority of Mesoblast’s employees and operations are based, and given that these are the types of companies with which Mesoblast primarily competes with for talent.

As illustrated on the chart reporting the results of the benchmarking analysis below, our CEO’s Target Total Remuneration (Target TR) is low compared to his peer group. More specifically, while TFR and STI were positioned above the 75th percentile, due to the lack of LTIs offered to our CEO, our CEO’s total remuneration (TR) was positioned below the 25th percentile of the peer group.

The Board recognises that some stakeholders would prefer that executive remuneration be compared exclusively to that of other ASX-listed companies, however the reality for our business is that the success of our Company is predicated on the ability for us to attract, motivate, and retain the calibre of people that can achieve the research and development, and commercialization goals that will drive successful outcomes for shareholders.  The Board therefore chooses to benchmark its executive remuneration against the peers with which it directly competes for talent, in line with the benchmarking approach taken for all other roles in the organisation.

•	Total Fixed Remuneration (TFR): Base salary + guaranteed cash allowances + superannuation + other monetary benefits for Mesoblast and base salary for peer companies (as is common in US companies)
•	Target Total Annual Remuneration (Target TAR): TFR + actual short-term incentives
•	Target Total Remuneration (Target TR): Equal to Target TAR for Mesoblast (given no LTI) and Target TAR + long-term incentives for peer companies
•

Based on the benchmarking analysis the board made the decision to change the remuneration package of our CEO the resulting remuneration package is illustrated on the chart above as ‘Mesoblast Proposed’.

Upon reviewing the benchmarking analysis the board made the decision to change the remuneration package of our CEO to better align his remuneration package with his peers. These changes result in the CEO’s new remuneration package moving below the 75th percentile of the peer group on a cash basis and remaining below the 25th percentile of the peer group on a total remuneration basis.

This approach also aligns the CEO’s remuneration structure with those of other key executives of the Company. As previously reported, we have introduced milestone-based vesting of certain option grants for executives, as a further tool to align the executives’ priorities to those of the Company. As a further refinement to this scheme any future milestone based options that are issued will have the additional minimum holding periods.

The Board believes the changes set out above will assist to further incentivize in the medium-term while continuing to facilitate long-term retention for key management. In addition, the Company has provided greater transparency in relation to the specific KPIs, which form the basis of the Company’s STI and LTI payouts (see “Overview of performance and remuneration outcomes for the year ended June 30, 2019” below). We believe our remuneration framework remains fair and balanced, provides the appropriate incentives for the executives to deliver on achieving the key milestones that will ultimately drive long-term shareholder returns and meet the needs and expectations of our shareholders, employees and other stakeholders.

Responses to feedback received in relation to FY18 remuneration report

The Board received varied feedback across our stakeholder group in connection with the FY18 remuneration.  While our responses to this feedback are reflected throughout this report, we have also summarized some of the key items within the below table.  The Board welcomes feedback, and continually reviews its approach to remuneration.

The ‘feedback received’ column by no means represents the views of our entire shareholder group.

Feedback received – FY18 AGM	Mesoblast response
The CEO’s fixed remuneration is higher than that of ASX-listed companies with similar market capitalizations to Mesoblast

This is recognized, however, as described above, the Board benchmarks remuneration at Mesoblast relative to similar sized companies with which Mesoblast competes for talent. This group is comprised predominately of US-based companies, and it is noted that the CEO’s total target remuneration is below the 25th percentile of this group. No increases to the CEO’s fixed remuneration have been made since July 2015.

A portion of the CEO’s STI should be deferred

For the STI component of the CEO’s remuneration earned in 2018/2019, the Board intends to pay 50% of this amount in time based options – subject to the shareholders approving the option grant at our next AGM.  Following the benchmarking exercise described above, the CEO’s STI opportunity will be reduced by 50% in FY20.

The CEO does not participate in the LTI

From FY20, the CEO’s remuneration mix will change substantially. STI opportunity will be reduced by 50%, and LTI participation will commence. The CEO’s total target remuneration remains below the 25th percentile of our peer group.

	Fixed remuneration
	FY19	FY20
Name	%	%
Fixed remuneration	50%	40%
STI opportunity	50%	20%
LTI opportunity	0%	40%

There is minimal disclosure regarding LTI performance measures

While zero options vested to the CEO or CFO during FY19, in order to provide greater transparency to shareholders, we have reported milestone achievements which have triggered either partial or full vesting of LTI performance objectives for options held by non-KMPs (see “LTI Remuneration outcomes during the year ended June 30, 2019” below).

NEDs should not receive option grants

The Board considers that the grant of options to non-executive directors can be an important component of providing competitive benefits, in particular for the non-executive directors in the international biotechnology sector.  For that reason, the Company's non-executive directors were issued options in the 2018/19 financial year, as part of the Board renewal process which saw Mr Swedish and Ms Tomasello appointed to the Board and the retirement of Mr Jamieson.  That said, there is no intention to make options an annual or regular part of NED remuneration.

Overview of performance and remuneration outcomes for the year ended June 30, 2019

Remuneration outcomes for the year ended June 30, 2019

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

STI Remuneration outcomes for the year ended June 30, 2019

The Board assesses overall company performance when determining the STI payout.  For the year ended June 30, 2019 the Board, utilizing all information available to it on specific achievements, has assessed the overall company’s performance at 80% of target for the year ended June 30, 2019 as outlined in the table below:

Assessment of Performance for year ended 2019
Key Objective Category	Key Achievement	Weighting	Rating	Assessed Performance

Execute on Major Clinical Programs

Graft vs Host Disease (GvHD)	•Phase 3 trial – reported successful day 180 survival outcomes	30%	90%	27%

Chronic Heart Failure (CHF)

•Phase 2 trial in LVAD patients – reported clinically meaningful results

•Phase 3 trial in CHF – completed enrolment and final patient dosed

•Memorandum of understanding signed with inCHOIR to conduct a confirmatory trial in GI bleeding in LVAD patients

•FDA granted Revascor Orphan Drug status for end stage CHF for LVAD patients

Chronic Lower Back Pain (CLBP)	•Phase 3 trial – 12 month follow up visits completed

Execute on Financing and Partnering Strategy

Financing	•Additional US$15 million in non-dilutive capital from Hercules credit facility after successful readout of Phase 2 trial in LVAD patients	25%	65%	16%

Partnering

•Expansion of partnership with JCR for both skin disease and brain disease in newborns in Japan

•Cardiovascular partnership established with Tasly Pharmaceutical Group for China in July 2018 as reported in the assessment of company performance last year. In the current year the partnership was further developed including through the establishment of a joint steering committee.

Manufacturing

•Significant advances achieved in process validation activities required ahead of the BLA filing for MSC-100-IV for the treatment of aGVHD	20%	95%	19%

Commercialization

•FDA agreed to a rolling review of BLA submission •Initiated rolling submission of BLA •Key appointments made within the commercial team	15%	60%	9%

Organization Structure and Development

•Key appointments made to provide the required capabilities to deliver on financing and commercialization plans as the organization readies for the potential commercial launch of our first product: – Appointment of Joseph R. Swedish as Chairman – Appointment of Josh Muntner (CFO) as KMP – Appointment of Eric Strati, PhD as Senior Vice President, Commercial – Appointment of Fred Grossman, D.O. FAPA as Chief Medical Officer	10%	90%	9%

	100%	NA	80%

LTI Remuneration outcomes during the year ended June 30, 2019

Neither the CEO or CFO had any LTI awards vest during FY19.

Whilst no milestone options vested to KMP in FY19, the following table reports LTI outcomes for milestone options held by senior management (non-KMP employees). The milestone targets are determined in a manner relevant to each individual’s role, and refer to specific outcomes and time targets within the categories and strategic objectives set out below. It should be noted that the achievement of a milestone may not necessarily result in the full vesting of an option tranche, with the Board holding ultimate discretion in determining the final remuneration outcome, based on the nature of the achievement (including whether the milestone was achieved in line with time and cost targets).

Assessment of LTI performance

Category	Strategic Objectives	Weighting	Outcome
Corporate strategy	Execute on partnering and licensing strategy based on completion of corporate deals across major clinical programs	38%	Partially Met
Clinical & regulatory	Execute on specified milestones within major clinical programs including completion of recruitment within trials and regulatory progress.	29%	Partially Met
Manufacturing	Completion of specified manufacturing activities and process development outcomes	22%	Partially Met
Finance	Execution of funding activities and implementation of financial reporting and compliance requirements (including Sarbanes-Oxley Act requirements)	6%	Met
Other product development	Development of second generation technologies	5%	Partially Met

In assessing these performance objectives, the Remuneration and Nomination Committee and the Board considered the following achievements over the performance period (other confidential, commercially sensitive matters were taken into account):

Corporate strategy

•

Execution of an agreement with Tasly for cardiovascular rights for China, with entitlement to US$40 million on closing, US$25 million on product regulatory approvals, double digit escalating royalties and six escalating milestone payments on achievement of sales thresholds.

•

Execution of a global license with TiGenix for the local treatment of fistulae, with entitlement to receive up to €20 million in upfront and milestones payments and single digit royalties on net sales.

•	Execution of license extensions with JCR for use of TEMCELL in the treatment of brain disease in newborns and in the treatment of skin disease.

Clinical & regulatory

•	Completion of recruitment in Phase 3 CHF trial.
•	Completion of recruitment in Phase 3 GVHD trial.
•	Successfully achieved the primary endpoint, and day 100 and day 180 survival outcomes, in the Phase 3 GVHD trial.
•	Completion of recruitment in Phase 3 CLBP trial.
•	Initiated a rolling submission of BLA with the FDA for GvHD.
•	Receipt of RMAT designation for product candidate for the treatment of LVAD heart failure patients.

Manufacturing and Other product development

•	All achievements pertained to commercially sensitive milestones.

Finance

•	Completion of successful funding activities within the performance period.
•	Successfully implemented and maintained compliance with the Sarbanes-Oxley Act for control over financial reporting.

Executive KMP remuneration received in FY19

The table below represents remuneration paid to each executive KMP during the year.

Fixed remuneration and cash bonus (STI) relates to amounts received during the year and share based option payments and vested LTI represent equity from prior years.

2019		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus (1)	Annual Leave/ Holiday Pay	Non- monetary benefits	Health and Other Benefits (3)	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
Silviu Itescu (CEO)	A$	1,010,000	808,000	71,867	—	—	20,531	16,880	—	—	1,927,278
Josh Muntner (CFO)	A$	534,042	213,617	23,952	—	39,726	—	—	81,076	—	892,413
Total executive KMP	A$	1,544,042	1,021,617	95,819	—	39,726	20,531	16,880	81,076	—	2,819,691
Total executive KMP(2)	US$	1,104,453	730,762	68,539	—	28,416	14,686	12,074	57,994	—	2,016,924

(1)

STI bonus payable for performance in the year ended June 30, 2019, not paid as at June 30, 2019. For our CEO the Board intends to pay 50% of this amount in time based options – subject to the shareholders approving the option grant at our next AGM.

(2)	The US$ results has been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period, at a rate of 0.7153 for the year ended June 30, 2019.
(3)	Health and other benefits for Josh Muntner includes health, dental, vision, life, long and short term disability insurances.

2018		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus(1)	Annual Leave(3)	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave(3)	Share- based payments Options(4)	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
Silviu Itescu (CEO)	A$	1,010,000	909,000	77,694	—	—	20,049	16,880	—	—	2,033,623
Paul Hodgkinson (CFO)	A$	389,583	—	(17,399)	—	—	20,049	(9,605)	(92,281)	—	290,347
Total executive KMP	A$	1,399,583	909,000	60,295	—	—	40,098	7,275	(92,281)	—	2,323,970
Total executive KMP(2)	US$	1,086,637	705,748	46,813	—	—	31,132	5,648	(71,647)	—	1,804,330

(1)	STI bonus payable for performance in the year ended June 30, 2018, not paid as at June 30, 2018.
(2)	The US$ results has been translated at the average weighted exchange rate of 0.7764 for the year ended June 30, 2018.
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

Remuneration Strategy and Framework

Executive Remuneration – Framework

Mesoblast’s executive remuneration framework is designed to attract, reward and retain a highly specialized group of individuals working at the top of their respective fields in varied geographic locations. Key elements of the Mesoblast remuneration framework are as follows:

Remuneration Framework Summary

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Strategic Rationale	Assessed on market relativities based on roles and accountabilities.

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

Refer to ‘Long-Term Incentives (LTIs) Program’ within the ‘Remuneration Strategy and Framework’ section.

Description	Set according to each role’s accountabilities, the incumbent’s experience and qualifications, their performance in the role and regional market relativities.

Set at a target relative to fixed pay and paid for performance against annual corporate and individual key performance indicators (KPIs).  Executive KPIs are typically milestone related as befitting a pre-revenue company.

Set at a target relative to fixed pay based on value at the time of grant with consideration to internal relativities.  Delivers value to the participant through share price growth. Under the Employee Share Option Plan, LTI grants are either time based or milestone based depending on the employee’s role.

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

Review	Reviewed annually for changes in market relativities and the individual’s performance and growth in the role.	Annual outcomes are assessed by the CEO (for his direct reports) and the Board (for the CEO) based on performance against KPIs.	Grants are reviewed annually based on the nature of the role, its contribution to long term objectives and individual performance.

Oversight	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.

Delivered as	Cash.	Cash and options (CEO only).	Options.

A pay mix for performance

The executive KMP’s target remuneration mix is as follows:

	Fixed Remuneration %		At-Risk STI %		At-Risk LTI %
Name	2019	2018	2019	2018	2019	2018
Silviu Itescu	50	50	50	50	—	—
Josh Muntner	50	—	25	—	25	—
Paul Hodgkinson	—	40	—	20	—	40

The Board has customized the CEO’s remuneration mix in comparison with that of other Company executive KMP in recognition that he continues to be a substantial shareholder of Mesoblast. As explained in the executive summary above, a recent benchmarking analysis has been completed and the CEO’s remuneration mix will change from July 1, 2019 onwards.

Short-Term Incentives (STIs) Program

The following table outlines a summary of the 2019 Short-Term Incentive Plan:

What is the 2019 STI?

An incentive plan under which eligible employees are (subject to satisfaction of specified performance measures) granted a cash amount, which is based on a percentage range of each participant’s fixed remuneration (determined according to role and ability to influence our performance). Performance is assessed against a combination of company and individual measures.

When is the 2019 STI grant paid to eligible employees?

The STI amount will be paid, between September 30, 2019 and October 2019, to each participant who satisfies applicable performance measures, following assessment of performance against the applicable measures for the financial year ended June 30, 2019.

Who participates in the 2019 STI?	All employees hired on or before March 31, 2019 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.
Why does our board of directors consider the 2019 STI an appropriate incentive?

The STI is a globally recognized form of reward for management, aimed at ensuring focus and alignment our goals and strategy. Based on both company and individual measures, and in conjunction with other factors, our board of directors believes that it helps encourage and reward high performance.

What are the performance conditions under the 2019 STI?

Individual performance is measured against the achievement of individual KPIs, key corporate and budgetary milestones and achievement of strategic goals all of which lead to long-term shareholder value creation.

What is the relationship between our performance and allocation of STIs?

At the end of the financial year our board of directors assesses our overall company performance based on the achievement of Company and CEO’s KPIs. This assessment will adjust how much of our bonus pool is eligible for allocation.  For the financial year ended June 30, 2019, the Board assessed our overall Company performance as meeting 80% of objectives. People Leaders evaluate employees and make recommendations of the bonus amount each employee should receive based on the bonus pool they have available for allocation and with reference to individual target bonus opportunities and individual performance against objectives.

What is the period over which our performance is assessed?	The assessment period is the financial year preceding the payment date of the STI (July 1 through June 30).

Long-Term Incentives (LTIs) Program

In designing a LTI mechanism that is appropriate to our global team where 61% of our employees are based in the United States, we seek to balance:

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

The current framework for executive LTI grants allows the Board flexibility to ensure the LTI program works efficiently.  Options vest upon either the achievement of pre-specified milestones or based on time.

•	Milestone based vesting aligns each executive’s key objectives with milestones that are expected to generate shareholder returns.
•	Time based options vest in three equal tranches, one year, two years and three years after the date of grant provided performance conditions are met.
•	Time based vesting options are effective in retaining executives which is also important for generating shareholder returns.

This framework gives the Board the flexibility it needs to ensure maximum effectiveness from LTI grants and allows it the flexibility to offer packages that are sufficiently competitive to attract, motivate and retain key talent, particularly in the US. The ability for the Board to choose the type of grant is important. For example, in our industry milestone events can have a time horizon that is longer than 12 months.  The Board generally grants options annually, and therefore an executive could still be working towards the milestones from the prior year grant and it would be duplicative and inefficient to grant options with similar milestones and more appropriate to grant time based vesting options. In an effort to maintain an efficient LTI program with limited duplication of milestones, in the year ended June 30, 2019 the board granted time based vesting options to all eligible employees including executives.

LTI allocations are determined with consideration to the nature of the role within our organization, market value of LTI locations for comparable roles, previous grants made and the remuneration mix described above where a modified Black-Scholes calculation is used to determine the value of the option. If LTI valuations decline due to a decline in our share price the Board has taken a view that this should not automatically drive an increase in LTI grants to maintain the desired remuneration mix. In recent years LTI grants have remained stable in terms of number of options granted reflecting the Board’s assessment that this grant size will deliver the desired value to the participants over time.

Outside this executive milestone framework we issue time based options under the LTI, to other participants at an exercise price per share that is typically 10% higher than the five day volume weighted average share price calculated at grant date. The options generally vest in three equal tranches over three years.  This is an important remuneration component in the biotechnology sector which allows us to be competitive in the market place. We believe this approach is appropriate at this stage and that applying additional performance hurdles to our time LTI grants would make it problematic for us to attract and retain the people we need, particularly in the US, and would ultimately be negative for our company. This is an area we continue to review and assess.

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

Who participates in the ESOP?

All eligible participants, who are in positions to influence achievement of our long- term outcomes and where warranted by market practice for attraction and retention. In FY19 ,the CEO did not participate in the LTI due to his substantial shareholding in Mesoblast. As mentioned in the Executive Summary, the CEO will participate in the ESOP from FY20.

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

Executive LTI grants which vest based on milestones are issued with an exercise price per share that is equal to the fair market value at grant date and vest with the achievement of objectives relevant to each executive’s role. Typically each executive has two or three objectives, each of which is assigned to a tranche of options. Milestones from our initial grant under this framework relate to achievements such as: progress with patient enrollment for a specific program, signing a partnering agreement, and submitting a regulatory filing.

Time based options are issued with an exercise price per share that is typically 10% higher than the five day volume weighted average share price calculated at grant date and vest over three years.

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

Equity-based remuneration is an integral part of remuneration in the biotechnology industry as they reward share price growth and seek to conserve cash. With the executive milestone vesting framework, executives must achieve their objectives, to the satisfaction of the Board, for the options to vest.  Once vested, the value of the remuneration fluctuates with our share price with an exercise price of when the option was issued. The Board believes that share price growth is an appropriate measure of success as it is the prime driver of investment in the biotechnology sector, and is simply and clearly rewarded using equity-based remuneration.

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

For time based grants, options typically vest in three equal tranches, one year, two years and three years after the date of grant, provided performance conditions are met.

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

Non-Executive Director (“NED”) Remuneration

Our aim is to establish a board of directors comprised of global experts in the biopharmaceutical industry and capital markets.  As at June 30, 2019 the Board comprised of six NEDs; two based in Australia, three in the United States and one in Switzerland.

Our NED fees are based on the responsibilities and work involved with directing a company of Mesoblast’s technological and geographical complexity, our financial position, regulatory and compliance context, and market practice.

NED Fees and Other Benefits

NEDs receive fixed fees for their services, as approved by shareholders at the 2018 Annual General Meeting, not to exceed a maximum fee pool of A$1,500,000.

In order to attract and retain directors with the appropriate experience for our global business, in FY19 the board reinstated fees of A$10,000 per annum for members of the Audit and Risk Committee and the Nomination and Remuneration Committee and fees of A$20,000 per annum for the chair of the Audit and Risk Committee and the Nomination and Remuneration Committee on January 17, 2019.

On March 31, 2019 Brian Jamieson resigned as chairman of the board, and Joseph Swedish was appointed chairman of the board as his successor. As part of Joseph’s appointment as chairman, it was agreed the Board Chair fee would be US$250,000 per annum.

As at June 30, 2019
Position	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair (1)	US$250,000	A$20,000	A$20,000
Vice Chair	A$175,000	—	—
Member	A$128,250	A$10,000	A$10,000

(1)	Brian Jamieson resigned on March 31, 2019. His fee was A$250,000 per annum. From this point on, Joseph Swedish was appointed as Chair.

NEDs do not receive performance-related remuneration and are not provided with retirement benefits other than statutory superannuation. NEDs are reimbursed for costs directly related to conducting Mesoblast business. The key terms of NED service are documented in a letter of appointment to the Board.

As previously approved by shareholders at the 2018 AGM, to ensure that the Company remains globally competitive in attracting and retaining directors of high caliber and experience, an option grant was provided to NEDs in FY19. This option grant was largely driven by the board renewal process which occurred during the year, including the appointment to the board of Mr Joseph Swedish and Ms Shawn Tomasello. These options are subject to time based vesting and not subject to performance conditions. It should be noted that Mesoblast does not intend to provide option grants to its directors on an annual or regular basis. Further detail on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs

Details of the remuneration of our NEDs for the year ended June 30, 2019 are set out below:

2019		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus	Annual Leave	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
William Burns	A$	179,516	—	—	—	—	—	—	21,748	—	201,264
Brian Jamieson	A$	187,500	—	—	—	—	15,399	—	27,185	—	230,084
Donal O’Dwyer	A$	148,465	—	—	—	—	14,104	—	18,124	—	180,693
Eric Rose	A$	128,250	—	—	—	—	—	—	21,748	—	149,998
Michael Spooner	A$	148,465	—	—	—	—	14,104	—	18,124	—	180,693
Joseph Swedish	A$	189,855	—	—	—	—	—	—	134,263	—	324,118
Shawn Tomasello	A$	124,802	—	—	—	—	—	—	93,533	—	218,335
Total non-executive directors	A$	1,106,854	—	—	—	—	43,607	—	334,725	—	1,485,185
Total non-executive directors (1)	US$	791,732	—	—	—	—	31,192	—	239,429	—	1,062,353

(1)	The US$ results has been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period, at a rate of 0.7153 for the year ended June 30, 2019.

Details of the remuneration of our NEDs for the year ended June 30, 2018 are set out below:

2018		Short-term benefits					Post-	Long- term
		Salary & fees	Cash Bonus	Annual Leave	Non- monetary benefits	Other	employment benefits Super- annuation	benefits Long service leave	Share- based payments Options	Other Termi- nation benefits	Total
Name	Currency	$	$	$	$	$	$	$	$	$	$
William Burns	A$	175,000	—	—	—	—	—	—	4,632	—	179,632
Brian Jamieson	A$	250,000	—	—	—	—	20,049	—	—	—	270,049
Donal O’Dwyer	A$	134,500	—	—	—	—	12,777	—	—	—	147,277
Michael Spooner	A$	134,500	—	—	—	—	12,777	—	—	—	147,277
Ben-Zion Weiner	A$	128,250	—	—	—	—	—	—	4,632	—	132,882
Eric Rose	A$	128,250	—	—	—	—	—	—	4,632	—	132,882
Joseph Swedish(1)	A$	—	—	—	—	—	—	—	—	—	—
Total non-executive directors	A$	950,500	—	—	—	—	45,603	—	13,896	—	1,009,999
Total non-executive directors(2)	US$	737,968	—	—	—	—	35,406	—	10,789	—	784,163

(1)	Joseph Swedish was appointed on June 18, 2018. Mr Swedish did not incur any compensation expenses for the year ended June 30, 2018.
(2)	The US$ results has been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period, at a rate of 0.7736 for the year ended June 30, 2018.

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

Performance Review

The Board conducts periodic performance reviews of the Board and its operations as a whole. A review was last conducted during the financial year ended June 30, 2018. This review encompassed feedback on the Chairman and individual NEDs as well as consideration of Board succession planning, diversity and the breadth and sufficiency of skills represented on the Board.

Use of Remuneration Consultants

During the financial year ended June 30, 2019, the Nomination and Remuneration Committee engaged Mercer, a consulting firm to conduct an analysis of CEO remuneration and benchmarking with comparable companies to assist the Board in making specific changes to the CEO remuneration.

The advice provided by the Consulting Firm does not constitute a ‘remuneration recommendation’ as a defined in section 9B of the Corporations Act.

Employment Agreements

The employment of our CEO and CFO are formalized in employment agreements, the key terms of which are as follows:

Name	Term	Notice period	Termination benefit
CEO (Silviu Itescu)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 months’ notice period.	12 months	12 months base salary
CFO (Josh Muntner)	An ongoing employment agreement until notice is given by either party.	1 month	12 months base salary

On termination of employment our CEO, who is based in Australia, is entitled to receive his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

On termination of employment our CFO, who is based in the United States, is entitled to participate in the Company’s healthcare plan during the severance period.

There is no entitlement to a termination payment in the event of resignation (except, in the case of the CFO, if the Company has materially reduced his role or benefits or materially moved office location) or removal for misconduct.

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

Additional remuneration disclosures

The table and chart below detail Company performance on a market capitalization basis, against executive key management personnel short-term at-risk compensation:

	2019	2018	2017	2016	2015
Share price (ASX:MSB)
– closing at June 30	A$1.48	A$1.48	A$2.08	A$1.08	A$3.76
– high for the year	A$2.34	A$2.36	A$3.44	A$4.06	A$5.88
– low for the year	A$1.04	A$1.19	A$1.03	A$1.01	A$3.17
– share price volatility (annual)	62%	53%	52%	60%	46%
Market capitalization at June 30 (in millions)	A$738	A$714	A$891	A$412	A$1,267
– increase/(decrease) – in $ millions	A$24	(A$177)	A$479	(A$855)	(A$170)
– increase/(decrease) – as %	3%	20%	116%	(67%)	(12%)
Short-term incentives – % of target paid to CEO	80%	90%	75%	—	90%
Short-term incentives – as % of base salary paid to CEO	80%	90%	75%	—	90%
Short-term incentives – % of target paid to CFO	80%	—	70%	—	100%
Short-term incentives – as % of base salary paid to CFO	40%	—	35%	—	50%

Relative proportions of fixed versus variable remuneration expenses

For the years ended June 30, 2019 and 2018, the following table shows the relative proportions of remuneration for our executive KMPs that are linked to performance and those that are fixed based on the amounts disclosed as statutory expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
	2019	2018	2019	2018	2019	2018
Name	%	%	%	%	%	%
Silviu Itescu (CEO)	58	55	42	45	—	—
Josh Muntner (CFO)	67	—	24	—	9	—
Paul Hodgkinson (CFO)(1)	—	59	—	—	—	41

(1)	Paul Hodgkinson's LTI was adjusted for the impact of the reversal of previously recognized share based payment compensation of non-vested options forfeited upon his resignation in FY18.

Performance-Based Remuneration

The proportion of at-risk performance remuneration for our executive KMPs that was awarded and forfeited during the periods presented was as follows:

		At-Risk STI %
Name	Total Opportunity A$	Awarded %	Forfeited %
For the year ended June 30, 2019
Silviu Itescu	1,010,000	80	20
Josh Muntner	267,021	80	20
For the year ended June 30, 2018
Silviu Itescu	1,010,000	90	10
Paul Hodgkinson	212,500	—	100

Share Based Compensation

Details of options over our ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2019 and June 30, 2018 are set out in the tables below:

Remuneration Values

The following table provides the remuneration values:

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2)	Value of options exercised (3)	Value of options lapsed (4)
For the year ended June 30, 2019
William Burns	120,000	10.8%	A$64,584	—	—
Brian Jamieson	150,000	11.8%	A$80,730	—	—
Donal O’Dwyer	100,000	10.0%	A$53,820	—	—
Eric Rose	120,000	14.5%	A$64,584	—	—
Michael Spooner	100,000	10.0%	A$53,820	—	—
Joseph Swedish(5)	500,000	41.4%	A$404,790	—	—
Shawn Tomasello	200,000	42.8%	A$155,080	—	—
Josh Muntner	300,000	9.1%	A$173,010	—	—
For the year ended June 30, 2018
William Burns	—	2.6%	—	—	—
Eric Rose	—	3.5%	—	—	—
Ben-Zion Weiner	—	3.5%	—	—	—
Donal O'Dwyer	—	—	—	A$255,861	—
Paul Hodgkinson	200,000	41.3%	A$117,520	—	—

(1)	The percentage of the value of remuneration consisting of options, based on the value of options expensed during the year presented in accordance with IFRS 2 Share-based Payment.
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

(3)	The intrinsic value at exercise date of options that were exercised during the year presented, having been granted as part of remuneration previously.
(4)	The intrinsic value at lapse date of options that lapsed during the year presented because a performance condition was not met, however valued as if the performance condition had been met.
(5)	300,000 of the options granted in connection with Mr Swedish’s appointment as Chairman of Mesoblast and are subject to shareholder approval which will be sought at the upcoming AGM.

During the year ended June 30, 2018, as a result of a fully underwritten institutional and retail entitlement offer to existing eligible shareholders (on a 1 for 12 basis) in September 2017, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 7.3. At the date of alteration, September 13, 2017, the market price of the shares was A$1.38. The difference between the total fair value of the options affected by the alteration immediately before and after the modification was a reduction of A$138,975. There have been no other modifications to any terms and conditions of share-based payment transactions during the year ended June 30, 2019.

Reconciliation of Options held by KMP

The following table shows a reconciliation of options held by each KMP from July 1, 2018 to June 30, 2019:

		Balance at the start of the year	Granted during the year	Vested		Exercised	Forfeited		Balance at the end of the year
Name	Year granted	Number	Number	Number	%	Number	Number	%	Vested and exercisable	Vested and unexercisable	Unvested
Silviu Itescu	—	—	—	—	—	—	—	—	—	—	—
Josh Muntner	2019	—	300,000	—	—	—	—	—	—	—	300,000
William Burns	2015	80,000	—	80,000	100	—	—	—	80,000	—	—
William Burns	2019	—	120,000	—	—	—	—	—	—	—	120,000
Brian Jamieson	2019	—	150,000	—	—	—	—	—	—	—	150,000
Donal O'Dwyer	2019	—	100,000	—	—	—	—	—	—	—	100,000
Eric Rose	2015	80,000	—	80,000	100	—	—	—	80,000	—	—
Eric Rose	2019	—	120,000	—	—	—	—	—	—	—	120,000
Michael Spooner	2019	—	100,000	—	—	—	—	—	—	—	100,000
Joseph Swedish	2019	—	200,000	66,667	33	—	—	—	66,667	—	133,333
Joseph Swedish(1)	2019	—	300,000	—	—	—	—	—	—	—	300,000
Shawn Tomasello	2019	—	200,000	—	—	—	—	—	—	—	200,000

(1)	300,000 of the options granted in connection with Mr Swedish’s appointment as Chairman of Mesoblast and are subject to shareholder approval which will be sought at the upcoming AGM.

Terms and conditions of share-based payment arrangements

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Grant date	Vesting date	Expiry date	Exercise price	Value per option at acceptance date	Vested %
4/4/2019	one third - 04/04/2020 one third - 04/04/2021 one third - 04/04/2022	03/04/2026	A$1.49	A$0.78	—
30/11/2018	one third - 30/11/2019 one third - 30/11/2020 one third - 30/11/2021	29/11/2025	A$1.33	A$0.54	—
15/07/2018	one third - 15/07/2019 one third - 15/07/2020 one third - 15/07/2021	14/07/2025	A$1.72	A$0.58	—
11/07/2018	one third - 11/07/2019 one third - 11/07/2020 one third - 11/07/2021	10/07/2025	A$1.56	A$0.78	—
18/06/2018	one third - 18/06/2019 one third - 18/06/2020 one third - 18/06/2021	17/06/2025	A$1.52	A$0.85	33

Shares provided on exercise of remuneration options:

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date (closing price)	Exercise price per option
For the year ended June 30, 2019
Nil	—	—	—	—	—
For the year ended June 30, 2018
Donal O’Dwyer	255,912	255,912	December 15, 2017	A$1.42	US$0.323

Options Granted as Remuneration

The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2019, to our Directors and our next 5 most highly remunerated officers.

Name	Issue Date	Exercise Price	Number of shares, under option
Directors
Silviu Itescu	—	—	—
Non-Directors
Peter Howard	July 18, 2018	A$1.87	350,000
John McMannis	July 18, 2018	A$1.87	250,000
Michael Schuster	July 18, 2018	A$1.87	350,000
Paul Simmons	July 18, 2018	A$1.87	350,000
Donna Skerrett	July 18, 2018	A$1.87	300,000

Shareholdings

The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2019 financial year in accordance with the Corporations Regulations (section 18).

Name	Balance at the start of the year	Received during the year upon exercise of options	Other changes during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	—	68,958,928
Josh Muntner	—	—	—	—
William Burns	30,330	—	—	30,330
Brian Jamieson	645,000	—	—	645,000
Donal O'Dwyer	1,149,142	—	—	1,149,142
Eric Rose	—	—	—	—
Michael Spooner(1)	1,091,335	—	—	1,091,335
Joseph Swedish	—	—	—	—
Shawn Tomasello	—	—	—	—

(1)	Of this balance, Mr. Spooner has a relevant interest of 1,069,000 ordinary shares.

Employee Profile

As of June 30, 2019, we had 83 (2018: 81) employees globally:

61% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.

Australia is corporate headquarters where 28% of the employees work. This includes the CEO and a portion of the executive team. The remaining 11% of employees are located in Singapore (10%) and 1% in Switzerland where research and development activities are primarily conducted.

As at June 30, 2019, globally the average tenure of our employees is 3.2 years, 5.0 years and 6.7 years for our employees, managers and executives respectively.

(1)	The U.S. Bureau of Labor Statistics reported that the median number of years that wage and salary workers had been with their current employer was 4.2 years as of January 2018.

The average tenure of all Mesoblast employees is 4.8 years, which exceeds the U.S. national average of 4.2 years. These results indicate that Mesoblast has been successful in retaining talented employees, which resulted in a higher average workforce tenure compared the US national average, especially with respect to the executive level.

Non-Executive Director Profile

As at June 30, 2019, we have six non-executive Directors (“NED”) with diverse industry and regional experience, as the charts below illustrate:

(End of Remuneration Report)

Australian Disclosure Requirements

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options	Expiry date of options	Number of shares under option
9/10/2014	A$4.52	8/10/2019	75,000
25/11/2014	A$4.00	24/11/2019	240,000
12/12/2014	A$4.49	31/10/2019	50,000
6/01/2015	A$4.66	16/12/2019	150,000
12/05/2015	A$4.28	16/02/2020	200,000
10/07/2015	A$4.20	30/06/2022	2,308,334
26/08/2015	A$4.05	16/08/2022	75,000
27/04/2016	A$2.80	6/03/2023	3,193,334
27/04/2016	A$2.74	17/04/2023	200,000
30/06/2016	A$2.20	18/01/2021	1,500,000
31/10/2016	A$2.80	6/03/2023	200,000
06/12/2016	A$1.31	5/12/2023	1,670,000
06/12/2016	A$1.19	5/12/2023	4,154,666
13/01/2017	A$1.65	12/01/2024	300,000
28/06/2017	A$2.23	27/06/2024	150,000
16/09/2017	A$1.54	15/09/2024	100,000
16/09/2017	A$1.40	15/09/2024	150,000
13/10/2017	A$1.94	12/10/2024	1,978,333
13/10/2017	A$1.76	12/10/2024	1,900,000
24/11/2017	A$1.41	23/11/2024	750,000
24/11/2017	A$1.28	23/11/2024	750,000
18/6/2018	A$1.52	17/06/2025	200,000
11/07/2018	A$1.56	10/07/2025	200,000
18/07/2018	A$1.87	17/07/2025	5,845,000
15/07/2018	A$1.72	14/07/2025	300,000
30/11/2018	A$1.33	29/11/2025	590,000
19/01/2019	A$1.45	18/01/2026	5,000
19/01/2019	A$1.45	18/01/2026	150,000
4/04/2019	A$1.48	3/04/2026	300,000 (1)
Sub-total			27,684,667
07/07/2010	US$0.340	26/10/2019	319,892
Sub-total			319,892
Grand Total			28,004,559

(1)	300,000 of the options granted in connection with Mr Swedish’s appointment as Chairman of Mesoblast and are subject to shareholder approval which will be sought at the upcoming AGM.

No option holder has any right under the options plan to participate in any other of our share issues.

Shares issued on exercise of options during the year

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Number of shares issued	Issue Price	Amount unpaid per share
6/12/2016	50,000	A$1.31	—
6/12/2016	212,000	A$1.19	—
7/7/2010	26,108	US$0.310	—
6/12/2016	25,000	A$1.31	—
6/12/2016	33,334	A$1.31
Total	346,442		—

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

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2019 is included in Exhibit 99.2 of this annual report on Form 20-F.

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

Directors’ Resolution

This report is made in accordance with a resolution of the directors.

/s/ Joseph R Swedish	/s/ Silviu Itescu
Joseph R Swedish	Silviu Itescu
Chairman	Chief Executive Officer

Dated: August 30, 2019

6.C	Board Practices

Our board of directors currently consists of seven members, including six non-executive directors and one executive director, our Chief Executive Officer.

Our directors are generally elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director, except the Managing Director (currently designated as our Chief Executive Officer, Silviu Itescu), may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. As a result of the staggered terms, not all of our directors will be elected in any given year. The current terms of Messrs. Burns and Rose will expire at the annual shareholders’ meeting in 2019.

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2016	2019
Donal O’Dwyer	2004	2017	2020
Eric Rose	2013	2016	2019
Michael Spooner	2004	2018	2021
Joseph Swedish	2018	2018	2021
Shawn Cline Tomasello	2018	2018	2021

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

Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee are Messrs. Burns, O’Dwyer (Chairman) and Spooner, all of whom are independent, non-executive directors. The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:

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

Audit and Risk Management Committee. The members of our Audit and Risk Management Committee are Messrs. O’Dwyer, Spooner (Chairman) and Swedish, all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.

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

As of June 30, 2019, we had 83 employees, 51 of whom are based in the United States, 23 of whom are based in Australia, including our CEO and certain executive team members, 8 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 81 and 75 employees as of June 30, 2018 and 2017, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2019	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	37	1	3	10	51
Australia	7	—	—	16	23
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	49	1	5	28	83

As of June 30, 2018	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	31	1	4	12	48
Australia	8	—	—	16	24
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	44	1	6	30	81

As of June 30, 2017	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	29	1	5	9	44
Australia	8	—	—	14	22
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	42	1	7	25	75

We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.

6.E	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 498,626,208 ordinary shares outstanding at June 30, 2019 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC - it generally means that a person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2019. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	68,958,928	14.3%
Josh Muntner (2)	100,000	*
William Burns(3)	110,330	*
Brian Jamieson(4)	645,000	*
Donal O'Dwyer(5)	1,149,142	*
Eric Rose(6)	80,000	*
Michael Spooner	1,060,000	*
Joseph Swedish(7)	66,667	*
Shawn Tomasello(8)	66,667	*
All directors and key management personnel as a group (9 persons)	72,236,734	14.5%

*	Less than 1% of the outstanding ordinary shares.
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu.

(2)	Includes 100,000 ordinary shares subject to options exercisable at a price of A$1.72 per share until July 14, 2025.
(3)	Includes (a) 30,330 ordinary shares owned by Mr. Burns and (b) 80,000 ordinary shares subject to options exercisable at a price of A$4.00 per share until November 24, 2019.
(4)	Includes (a) 150,000 ordinary shares owned by Mr. Jamieson and (b) 495,000 ordinary shares owned by Mr. Jamieson through Timaru Close Pty Ltd.
(5)	Includes (a) 1,149,142 ordinary shares owned by Dundrum Investments Ltd. as trustee for The O’Dwyer Family Trust. Mr. O’Dwyer and his spouse are the sole shareholders of Dundrum Investments Ltd.
(6)	Includes 80,000 ordinary shares subject to options exercisable at a price of A$4.00 per share until November 24, 2019.
(7)	Includes 66,667 ordinary shares subject to options exercisable at a price of A$1.52 per share until June 17, 2025.
(8)	Includes 66,667 ordinary shares subject to options exercisable at a price of A$1.56 per share until July 10, 2025.

Item 7.	Major Shareholders and Related Party Transactions
7.A	Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 498,626,208 ordinary shares outstanding at June 30, 2019 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of June 30, 2019 we had 32 shareholders in the United States. These shareholders held an aggregate of 95,585,303 of our ordinary shares, or approximately 19% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	68,958,928	13.8%
M&G Investment Group(2)	65,636,115	13.2%
Capital Research Global Investors(3)	30,755,583	6.2%
Thorney Holdings(4)	24,696,000	5.0%
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

•

M&G Investment Group reported on March 30, 2017 that, after acquiring 7,196,982 ordinary shares between November 26, 2015 and March 30, 2017,  in total it held 54,026,630 ordinary shares (including 1,543,700 ADSs, each representing 5 ordinary shares), or 13.4% of the total voting power as of that date. It reported on July 13, 2017 that it disposed of 368,590 ordinary shares between March 31, 2017 and July 13, 2017, and that in total it held 53,658,040 ordinary shares (including 1,539,053 ADSs, each representing 5 ordinary shares), or 12.35% of the total voting power as of that date. It reported on September 6, 2017 that it acquired 11,794,313 ordinary shares between July 12, 2017 and September 6, 2017, and that in total it held 65,452,353 ordinary shares (including 1,537,794 ADSs each representing 5 ordinary shares), or 14.19% of the total voting power as of that date. It reported on December 31, 2017 that it acquired 3,845,543 ordinary shares between September 7, 2017 and December 31, 2017, and that in total it held 69,297,896 ordinary shares (including 1,532,843 ADSs, each representing 5 ordinary shares), or 14.73% of the total voting power as of that date. It reported on October 16, 2018 that it disposed of 1,348,839 ordinary shares (including 42,631 ADSs, each representing 5 ordinary shares) between December 13, 2017 and September 11, 2018, and that in total it held 68,041,831 ordinary shares (including 1,490,212 ADSs, each representing 5 ordinary shares), or 13.67% of the total voting power as of that date. It reported on January 30, 2019 that in total it held 67,993,821 ordinary shares or 13.67% of the total voting power as of December 31, 2018. It reported on July 12, 2019 that in total it held 65,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date.

•

The Capital Group Companies, Inc. reported on February 16, 2016 that since March 24, 2015 it had acquired 3,461,051 ordinary shares. It reported on February 13, 2017 that since February 16, 2016 it had acquired 1,414,762 ordinary shares, and it held 30,364,000 ordinary shares (including 452,000 ADSs, each representing 5 ordinary shares), or 7.9% of the total voting power as of that date. It reported on December 29, 2017 that since February 14, 2017 it had acquired 7,271,080 ordinary shares, and it held 37,365,080 ordinary shares (including 452,000 ADSs, each representing 5 ordinary shares), or 7.9% of the total voting power as of that date. It reported on March 8, 2018 that since December 30, 2017 it had acquired 5,226,000 ordinary shares, and it held 42,591,080 ordinary shares (including 452,800 ADSs, each representing 5 ordinary shares), or 9.0% of the total voting power as of that date. It reported on February 11, 2019 that since March 7, 2018 it had disposed of 2,963,630 ordinary shares (including 48,450 ADSs, each representing 5 ordinary shares) and it held 39,627,450 ordinary shares (including 404,350 ADSs, each representing 5 ordinary shares), or 7.95% of the total voting power as of that date. It reported on March 18, 2019 that since February 7, 2019 it had disposed of 8,871,867 ordinary shares (including 31,550 ADSs, each representing 5 ordinary shares), and it held 30,755,583 ordinary shares (including 372,800 ADSs, each representing 5 ordinary shares), or 6.17% of the total voting power as of that date.

•

Thorney Opportunities Ltd reported on March 31, 2017 that, between April 17, 2015 to March 31, 2017, it acquired 5,845,000 ordinary shares, and in total it held 24,696,000 ordinary shares, or 5.8% of the total voting power as of that date.

7.B	Related Party Transactions

The Company has not entered into any related party transactions during the years ended June 30, 2019, 2018 and 2017 other than compensation made to Directors and other members of key management personnel, see “Item 6.B Compensation”.

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

There were no events that have arisen subsequent to June 30, 2019 and prior to the signing of this report that would likely have a material impact on the financial results presented.

Item 9.	The Offer and Listing
9.A	Offer and Listing Details

Our ordinary shares have been listed in Australia on the Australian Securities Exchange (ASX) since December 2004. Our ordinary shares have been trading under the symbol “MSB”.

American Depositary Shares (“ADSs”), each representing five ordinary shares, are available in the US through an American Depositary Receipts (“ADR”) program. This program was established under the deposit agreement which we entered into with JP Morgan Chase Bank N.A. as depositary and our ADR holders. Our ADRs have been listed on the Nasdaq Global Select Market since August 2015 and are traded under the symbol “MESO”.

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

Directors

Interested Directors

Except as permitted by the Corporations Act and the ASX Listing Rules, a director must not vote in respect of  a matter that is being considered at a directors' meeting in which the director has a material personal interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Pursuant to our Constitution, the fact that a director holds office as a director, and has fiduciary obligations arising out of that office will not require the director to account to us for any profit realized by or under any contract or arrangement entered into by or on behalf of Mesoblast and in which the director may have an interest.

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

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, our business is managed by our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or all or any of our uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, and may guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.

Election, Removal and Retirement of Directors

We may appoint or remove any director by resolution passed in a general meeting of shareholders. Additionally, our directors are elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director except the Managing Director (currently designated as our chief executive officer, Silviu Itescu) may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election.

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

Pursuant to our Constitution, a person is eligible to be elected as a director at a general meeting only if:

•

the person is in office as a director immediately before the meeting, in respect of an election of directors at a general meeting that is a spill meeting as defined in section 250V(1) of the Corporations Act;

•	the person has been nominated by the directors before the meeting;
•

where the person is a shareholder, the person has, at least 35 business days but no more than 90 business days before the meeting, given to us a notice signed by the person stating the person's desire to be a candidate for election at the meeting; or

•

where the person is not a shareholder, a shareholder intending to nominate the person for election at that meeting has, at least 35 business days but no more than 90 business days before the meeting, given to us a notice signed by the shareholder stating the shareholder's intention to nominate the person for election, and a notice signed by the person stating the person's consent to the nomination.

Share Qualifications

There are currently no requirements for directors to own our ordinary shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferential, deferred or special rights, privileges or conditions, with any restrictions in regard to dividends, voting, return of share capital or otherwise as our board of directors may determine from time to time. Subject to the Corporations Act, the ASX Listing Rules and any rights and restrictions attached to a class of shares, we may issue further ordinary shares on such terms and conditions as our board of directors resolve. Currently, our outstanding ordinary share capital consists of only one class of ordinary shares.

Dividend Rights

Our board of directors may from time to time determine to pay dividends to shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Voting Rights

Under our Constitution, the general conduct and procedures of each general meeting of shareholders will be determined by the chairperson, including any procedures for casting or recording votes at the meeting whether on a show of hands or on a poll. A poll may be demanded by the chairman of the meeting; by at least five shareholders present and having the right to vote on at the meeting; or any shareholder or shareholders representing at least 5% of the votes that may be cast on the resolution on a poll. On a show of hands, each shareholder entitled to vote at the meeting has one vote regardless of the number of ordinary shares held by such shareholder. If voting takes place on a poll, rather than a show of hands, each shareholder entitled to vote has one vote for each ordinary share held and a fractional vote for each ordinary share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid (not credited) of the total amounts paid and payable, whether or not called (excluding amounts credited), to such date on that ordinary share.

Under Australian law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting.

Pursuant to our Constitution, each shareholder entitled to attend and vote at a meeting may attend and vote:

•	in person physically or by electronic means;
•	by proxy, attorney or by representative; or
•

other than in relation to any clause which specifies a quorum, a member who has duly lodged a valid vote delivered to us by post, fax or other electronic means approved by the directors in accordance with the Constitution.

Under Australian law, shareholders of a public listed company are generally not permitted to approve corporate matters by written consent. Our Constitution does not specifically provide for cumulative voting.

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

Right to Share in Our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits by payment of dividends. The directors may by resolution declare a dividend or determine a dividend is payable, and may fix the amount, the time for and method of payment.

Rights to Share in the Surplus in the Event of Winding Up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up.

Redemption Provisions

Under our Constitution and subject to the Corporations Act, the directors have power to issue and allot shares with any preferential, deferred or special rights, privileges or conditions; with any restrictions in regard to the dividend, voting, return of capital or otherwise; and preference shares which are liable to be redeemed or converted.

Sinking Fund Provisions

Our Constitution allows our directors to set aside any amount available for distribution as a dividend such amounts by way of reserves as they think appropriate before declaring or determining to pay a dividend, and may apply the reserves for any purpose for which an amount available for distribution as a dividend may be properly applied. Pending application or appropriation of the reserves, the directors may invest or use the reserves in our business or in other investments as they think fit.

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

No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Under our Constitution, the presence, in person or by proxy, attorney or representative, of two shareholders constitutes a quorum, or if we have less than two shareholders, then those shareholders constitute a quorum. If a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be either dissolved if it was requested or called by shareholders or adjourned in any other case. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place, unless otherwise decided by our directors. The reconvened meeting is dissolved if a quorum is not present within 30 minutes after the time appointed for the meeting.

Change of Control

Takeovers of listed Australian public companies, such as Mesoblast, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Mesoblast increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90% (“Takeovers Prohibition”), subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities or the holder of an ADS over the shares;
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control)

If, at a particular time:-

•	a person has a relevant interest in issued securities; and
•	the person has:
o	entered or enters into an agreement with another person with respect to the securities;
o	given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
o	granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and
•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

then, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above Takeovers Prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•

when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain 'prescribed' matters set out in the Corporations Act;

•	when the acquisition has been previously approved by resolution passed at general meeting by shareholders of Mesoblast;
•

an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Mesoblast of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Mesoblast more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a pro rata rights issue;
•	when the acquisition results from the issue of securities under a dividend reinvestment plan or bonus share plan;
•	when the acquisition results from the issue of securities under certain underwriting arrangements;
•	when the acquisition results from the issue of securities through a will or through operation of law;
•

an acquisition that arises through the acquisition of a relevant interest in another company listed on the ASX or other Australian financial market or a foreign stock exchange approved in writing by ASIC;

•	an acquisition arising from an auction of forfeited shares; or
•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

A formal takeover bid may either be a bid for all securities in the bid class or a fixed proportion of such securities, with each holder of bid class securities receiving a bid for that proportion of their holding. Under our Constitution, a proportionate takeover bid must first be approved by resolution of our shareholders in a general meeting before it may proceed.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. In addition, ASIC and, on application by ASIC or an interested party, such as a shareholder, the Australian Takeovers Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders cancelling contracts, freezing transfers of, and rights (including voting rights) attached to, securities, and forcing a party to dispose of securities including by vesting the securities in ASIC for sale. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our ordinary shares is obtained. Further, once a shareholder has (alone or together with associates) a 5% or greater interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its interest in our ordinary shares. In addition, the Constitution requires a shareholder to provide information to the Company in relation to its entry into any arrangement restricting the transfer or other disposal of shares, which are of the nature of arrangements that Mesoblast is required to disclose under the ASX Listing Rules. Following our initial public offering in the United States, our shareholders are also subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time grant options over unissued shares and issue shares on any terms, with any preferential, deferred or special rights, privileges or conditions; with any restrictions in regard to dividend, voting, return of capital or otherwise, and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Mesoblast), preference shares and partly paid shares.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may  reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares including under an equal access buy-back or on a selective basis. Under the Constitution, the directors may do anything required to give effect to any resolution altering or approving the reduction of our share capital.

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

Loan Agreement with Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility with an initial interest rate of 9.45%. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. An additional $25.0 million may be drawn as certain milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments to October 2020 if certain milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. The interest rate is floating. It is computed daily based on the actual number of days elapsed and it is the greater of either 9.45% or the prime rate as reported in the Wall Street Journal plus a certain margin. On March 22, 2018, June 14, 2018, September 27, 2018 and December 20, 2018, in line with the increases in the U.S. prime rate, the interest rate on the loan increased to 9.70%, 9.95%, 10.20% and 10.45%, respectively. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

Loan Agreement with NovaQuest

In June 2018, we entered into a non-dilutive secured loan with NovaQuest for $40.0 million. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

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

Agreements with Tasly Pharmaceutical Group

In July 2018, we entered into a Development and Commercialization Agreement with Tasly.

The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize in China MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction. Tasly will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. On closing, we received a $20.0 million upfront technology access fee. Further, we will receive $25.0 million on product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

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

As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable up-front payment and a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date. We are entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

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

Regulation of acquisition by foreign entities

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeovers provisions of Australia's Corporations Act by any person whether foreign or otherwise.

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$266 million or more (or A$1,154 million or more in case of U.S. investors or investors from certain other countries). No asset threshold applies in the case of foreign government investors.  Different rules apply to sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the Foreign Acquisitions and Takeovers Act and includes in relation to any person:

•	any relative of the person;
•	any person with whom the person is acting or proposes to act in concert;
•	any person with whom the person carries on a business in partnership;
•	any entity of which the person is a 'senior officer' (such as a director or executive);
•	if the person is an entity, any holding entity or any senior officer of the entity;
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
•

if the person is a foreign government, a separate government entity or a foreign government investor in relation to a foreign country, any other person that is a foreign government, a separate government entity or foreign government investor, in relation to that country.

The Australian Treasurer also has power in certain circumstances to make an order specifying that two or more persons are associates.

In addition, a foreign person may not acquire shares in a company having consolidated total assets of or that is valued at A$266 million or more (or A$1,154 million or more in case of U.S. investors or investors from certain other countries) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. Different rules apply to government investors, and acquisitions of interests in sensitive business acquisitions, agribusiness and land owning entities.

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

If the level of foreign ownership in Mesoblast exceeds 40% at any time, we would be considered a foreign person under the Foreign Acquisitions and Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business having total assets of, or that is valued at, A$266 million or more; or (ii) any direct or indirect ownership in Australian land; or (iii) any ‘direct interest’ in any agribusiness.

The percentage of foreign ownership in our company may also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on the right to hold or vote our securities by reason of being a non-resident.

Australian law requires the transfer of shares in our company to be made in writing or electronically through the Clearing House Electronic Sub-register System.

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

We do not believe that we were a PFIC for the taxable year ending June 30, 2019. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.

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

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or the ordinary shares in Mesoblast, provided that all of the ADSs and ordinary shares in Mesoblast are listed on Nasdaq and ASX and the shares issued, transferred and/or surrendered do not represent 90% or more of the issued shares in Mesoblast.

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

•  Cancellation of ADSs for the purpose of withdrawal of deposited securities

$0.05 (or less) per ADS	• Cash distribution to ADS holders
$1.50 per ADR	• Transfers of ADRs
$0.05 (or less) per ADS per calendar year	• Administrative services performed by the depositary

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2019. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2019.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2019. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

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

The Board of Directors of Mesoblast Ltd has determined that Michael Spooner possesses specific accounting and financial management expertise and is an Audit Committee Financial Expert as defined by the SEC. The Board of Directors has also determined that Donal O’Dwyer and Joseph Swedish, members of the Audit and Risk Management Committee, have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities. All members of the Audit and Risk Management Committee are “independent” according to the listing standards of the Nasdaq Global Select Market.

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

Audit and Non-Audit Services Fees

See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Management Committee during the years ended June 30, 2019 and 2018.

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

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Australian Disclosure Requirements

The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 30, 2019. The directors have the power to amend and reissue the financial statements.

All press releases, financial reports and other information are available on our website: www.mesoblast.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations and other matters that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

August 30, 2019

We have served as the Company’s auditor since 2008.

Mesoblast Limited

Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2019	2018	2017
Revenue	3	16,722	17,341	2,412
Research & development		(59,815)	(65,927)	(58,914)
Manufacturing commercialization		(15,358)	(5,508)	(12,065)
Management and administration		(21,625)	(21,907)	(23,007)
Fair value remeasurement of contingent consideration	3	(6,264)	10,541	(130)
Other operating income and expenses	3	(1,086)	1,312	1,489
Finance costs	3	(11,328)	(1,829)	—
Loss before income tax	3	(98,754)	(65,977)	(90,215)
Income tax benefit	4	8,955	30,687	13,400
Loss attributable to the owners of Mesoblast Limited		(89,799)	(35,290)	(76,815)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share		(18.16)	(7.58)	(19.25)
Diluted - losses per share		(18.16)	(7.58)	(19.25)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2019	2018	2017
Loss for the period		(89,799)	(35,290)	(76,815)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Changes in the fair value of financial assets	7(b)	(4)	324	31
Exchange differences on translation of foreign operations	7(b)	(137)	(903)	316
Other comprehensive (loss)/income for the period, net of tax		(141)	(579)	347
Total comprehensive losses attributable to the owners of Mesoblast Limited		(89,940)	(35,869)	(76,468)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of July 1, 2016		770,272	64,999	(334)	(38,689)	(268,087)	528,161
Loss for the period		—	—	—	—	(76,815)	(76,815)
Other comprehensive income/(loss)		—	—	31	316	—	347
Total comprehensive profit/(loss) for the period		—	—	31	316	(76,815)	(76,468)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,140	—	—	—	—	60,140
		60,140	—	—	—	—	60,140
Transfer exercised options		13	(13)	—	—	—	—
Fair value of share-based payments	17	—	5,036	—	—	—	5,036
Reclassification of modified options to liability		—	(103)	—	—	—	(103)
		13	4,920	—	—	—	4,933
Balance as of June 30, 2017	7(a)	830,425	69,919	(303)	(38,373)	(344,902)	516,766

Balance as of 1 July 2017		830,425	69,919	(303)	(38,373)	(344,902)	516,766
Loss for the period		—	—	—	—	(35,290)	(35,290)
Other comprehensive income/(loss)		—	—	324	(903)	—	(579)
Total comprehensive profit/(loss) for the period		—	—	324	(903)	(35,290)	(35,869)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		49,358	—	—	—	—	49,358
Contributions of equity for unissued ordinary shares, net of transaction costs		9,660	—	—	—	—	9,660
		59,018	—	—	—	—	59,018
Transfer exercised options		38	(38)	—	—	—	—
Fair value of share-based payments	17	—	5,959	—	—	—	5,959
Reclassification of modified options from liability		—	134	—	—	—	134
		38	6,055	—	—	—	6,093
Balance as of June 30, 2018	7(a)	889,481	75,974	21	(39,276)	(380,192)	546,008

Balance as of July 1, 2018		889,481	75,974	21	(39,276)	(380,192)	546,008
Loss for the period		—	—	—	—	(89,799)	(89,799)
Other comprehensive income/(loss)		—	—	(4)	(137)	—	(141)
Total comprehensive profit/(loss) for the period		—	—	(4)	(137)	(89,799)	(89,940)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		19,441	—	—	—	—	19,441
		19,441	—	—	—	—	19,441
Transfer of services rendered in shares		1,170	(1,170)	—	—	—	—
Transfer of exercised options		313	(313)	—	—	—	—
Fair value of share-based payments	17	—	5,533	—	—	—	5,533
Reclassification of modified options to liability		—	10	—	—	—	10
		1,483	4,060	—	—	—	5,543
Balance as of June 30, 2019	7(a)	910,405	80,034	17	(39,413)	(469,991)	481,052

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2019	2018
Assets
Current Assets
Cash & cash equivalents	5(a)	50,426	37,763
Trade & other receivables	5(b)	4,060	50,366
Prepayments	5(b)	8,036	12,942
Total Current Assets		62,522	101,071

Non-Current Assets
Property, plant and equipment	6(a)	826	1,084
Financial assets at fair value through other comprehensive income	5(c)	2,317	2,321
Other non-current assets	5(d)	3,324	3,361
Intangible assets	6(b)	583,126	584,606
Total Non-Current Assets		589,593	591,372
Total Assets		652,115	692,443

Liabilities
Current Liabilities
Trade and other payables	5(e)	13,060	18,921
Provisions	6(c)	7,264	5,082
Borrowings	5(f)	14,007	—
Deferred consideration	6(e)	10,000	—
Total Current Liabilities		44,331	24,003

Non-Current Liabilities
Deferred tax liability	6(d)	11,124	20,079
Provisions	6(c)	48,329	42,956
Borrowings	5(f)	67,279	59,397
Total Non-Current Liabilities		126,732	122,432
Total Liabilities		171,063	146,435
Net Assets		481,052	546,008

Equity
Issued Capital	7(a)	910,405	889,481
Reserves	7(b)	40,638	36,719
(Accumulated losses)/retained earnings		(469,991)	(380,192)
Total Equity		481,052	546,008

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Cash Flows

		Year ended June 30,
(in U.S. dollars, in thousands)	Note	2019	2018	2017
Cash flows from operating activities
Commercialization revenue received		4,359	3,019	1,332
Milestone payment received		26,409	7,125	500
Research and development tax incentive received		1,654	—	2,813
Payments to suppliers and employees (inclusive of goods and services tax)		(86,294)	(84,682)	(100,598)
Interest received		726	367	483
Interest and other costs of finance paid		(4,641)	(816)	—
Income taxes (paid)		(3)	(25)	(1)
Net cash (outflows) in operating activities	8(b)	(57,790)	(75,012)	(95,471)

Cash flows from investing activities
Investment in fixed assets		(279)	(201)	(311)
Payments for contingent consideration		(721)	(952)	—
Rental deposits received		—	—	453
Net cash inflows/(outflows) in investing activities		(1,000)	(1,153)	142

Cash flows from financing activities
Proceeds from borrowings		43,572	31,704	—
Payments of transaction costs from borrowings		(1,614)	(392)	—
Proceeds from issue of shares		30,258	40,566	61,932
Payments for share issue costs		(608)	(3,265)	(1,927)
Net cash inflows by financing activities		71,608	68,613	60,005

Net increase/(decrease) in cash and cash equivalents		12,818	(7,552)	(35,324)
Cash and cash equivalents at beginning of period		37,763	45,761	80,937
FX gain/(losses) on the translation of foreign bank accounts		(155)	(446)	148
Cash and cash equivalents at end of period	8(a)	50,426	37,763	45,761

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

For the fiscal years ended June 30, 2019, 2018 and 2017, the Group incurred a total comprehensive loss after income tax of $89.9 million, $35.9 million and $76.5 million, respectively, and had net cash outflows from operations of $57.8 million, $75.0 million and $95.5 million, respectively. As of June 30, 2019, the Group held total cash and cash equivalents of $50.4 million.

The Group has an overarching strategy to fund operations predominately through non-dilutive strategic and commercial transactions.  In line with this strategy in 2018 the Group entered into a strategic partnership with Tasly and into loan and security agreements with Hercules and NovaQuest. Under the agreements with Hercules and NovaQuest, the Group has up to an additional US$35.0 million available subject to achievement of certain milestones.

The Group will also consider equity-based financing to fund operational requirements. Mesoblast has entered into a Subscription Commitment Letter with its largest institutional shareholder, M&G Investment Management, for US$15.0 million in Mesoblast ordinary shares, exercisable by the Company on or before 31 December 2019, subject to customary diligence and with pricing to be agreed at the time Mesoblast gives notice. In addition, in July 2019 the Group extended its fully discretionary equity facility with Kentgrove Capital from which it can raise capital of up to A$120 million (approximately US$ 82 million) over the next 24 months, the quantum and timing of capital raised will be subject to the market price and trading volumes of Mesoblast’s ordinary shares during the period and the Group’s obligations under ASX Listing Rule 7.1.

There is uncertainty related to the Group’s ability to raise funds through entering strategic and commercial transactions, equity-based or debt-based financings to meet the Group’s requirements.  The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon non-dilutive funding in the form of strategic and commercial transactions, equity-based or debt-based financing to fund future operations.

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

(ii)Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(iii)	New and amended standards adopted by the Group

Revenue recognition

The Group adopted IFRS 15 Revenue from Contracts with Customers on July 1, 2018, using the modified retrospective approach. Revenue from contracts with customers is measured and recognized in accordance with the five step model prescribed by the standard.

First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expects to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer. Revenues comprise commercialization and milestone revenue, research and development tax incentives and interest revenue.

There was no cumulative impact of the adoption of IFRS 15 Revenue from Contracts with Customers on July 1, 2018.

Revenues from contracts with customers comprise commercialization and milestone revenue. The Group also has revenue from research and development tax incentives and interest revenue.

Commercialization and milestone revenue

Commercialization and milestone revenue generally includes non-refundable up-front license and collaboration fees; milestone payments, the receipt of which is dependent on certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue or deferred consideration in our consolidated balance sheet, depending on the nature of the arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within 12 months following the balance sheet date are classified within non-current liabilities.

Milestone revenue

The Group applies the five-step method under the standard to measure and recognize milestone revenue.

The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The Group estimate the transaction price of the contingent milestone using the most likely amount method. The Group includes in the transaction price some or all of the amount of the contingent milestone only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the contingent milestone is subsequently resolved. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. Any changes in the transaction price are allocated to all performance obligations in the contract unless the variable consideration relates only to one or more, but not all, of the performance obligations.

When consideration for milestones is a sale-based or usage-based royalty that arises from licenses of IP (such as cumulative net sales targets), revenue is recognized at the later of when (or as) the subsequent sale or usage occurs, or when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Licenses of intellectual property

When licenses of IP are distinct from other goods or services promised in the contract, the Group recognizes the transaction price allocated to the license as revenue upon transfer of control of the license to the customer. The Group evaluates all other promised goods or services in the license agreement to determine if they are distinct. If they are not distinct, they are combined with other promised goods or services to create a bundle of promised goods or services that is distinct.

The transaction price allocated to the license performance obligation is recognized based on the nature of the license arrangement. The transaction price is recognized over time if the nature of the license is a “right to access” license. This is when the Group undertakes activities that significantly affect the IP to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or service to the customer as those activities occur. When licenses do not meet the criteria to be a right to access license, the license is a “right to use” license, and the transaction price is recognized at the point in time when the customer obtains control over the license.

Sales-based or usage-based royalties

Licenses of IP can include royalties that are based on the customer’s usage of the IP or sale of products that contain the IP. The Group applies the specific exception to the general requirements of variable consideration and the constraint on variable consideration for sales-based or usage-based royalties promised in a license of IP. The exception requires such revenue to be recognized at the later of when (or as) the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Tasly arrangement

In July 2018, the Group entered into a strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of the Group’s allogeneic mesenchymal precursor cell (“MPC”) products, MPC-150-IM and MPC-25-IC. Tasly received all exclusive rights for MPC-150-IM and MPC-25-IC in China and Tasly will fund all development, manufacturing and commercialization activities in China.

The Group received a $20.0 million up-front technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

Under IFRS 15, upon completion of this strategic alliance on September 14, 2018, the Group recognized $10.0 million in milestone revenue from the $20.0 million up-front technology access fee received from Tasly in October 2018 as this is the portion of revenue that control has been transferred to Tasly. The Group recognized the remaining $10.0 million from the $20.0 million up-front payment as deferred consideration on the consolidated balance sheet. The deferred consideration amount will be recognized in revenue when and if control transfers to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

For the comparative period, being the year ended June 30, 2018 no milestone revenue was recognized in relation to this strategic alliance with Tasly.

TiGenix arrangement

In December 2017, the Group entered into a patent license agreement with TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell (“MSC") product, Alofisel® a registered trademark of TiGenix, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the license agreement, the Group received €5.0 million ($5.9 million) as a non-refundable up-front payment and recognized this amount in revenue in December 2017 upon receipt. In December 2018, the Group received a milestone payment of €5.0 million, the Group recognized revenue of €5.0 million ($5.9 million) pertaining to this milestone in December 2017 as all performance obligations had been satisfied at that time. The Group is entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, the Group receives single digit royalties on net sales of Alofisel®.

No milestone revenue was recognized in relation to the patent license agreement with Takeda in the year ended June 30, 2019.

In the year ended June 30, 2018, we recognized $11.8 million in milestone revenue in relation to our patent license agreement with Takeda. Within this $11.8 million, €5.0 million ($5.9 million) was recognized in relation to the non-refundable up-front payment received upon execution of the Group’s patent license agreement with Takeda in December 2017 and €5.0 million ($5.9 million) was recognized in December 2017 in relation to further payments received in December 2018 for product Alofisel®, as all performance obligations had been satisfied at that time. These amounts were recorded in revenue as there were no further performance obligations required in regards to these milestones.

JCR arrangement

In October 2013, the Group acquired all of the culture-expanded, MSC-based assets, from Osiris Therapeutics, Inc. (“Osiris”). These assets included assumption of a collaboration agreement (the “JCR Agreement”) with JCR Pharmaceuticals Co., Ltd. (“JCR”), a pharmaceutical company in Japan. Revenue recognized under this model is limited to the amount of cash received or for which the Group are entitled, as JCR has the right to terminate the agreement at any time.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group are entitled to a double digit profit share. In October 2018, the Group expanded its partnership with JCR in Japan for wound healing in patients with Epidermolysis Bullosa (“EB”). The Group will receive royalties on TEMCELL® Hs. Inj. (“TEMCELL”), a registered trademark of JCR product sales for EB. The Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognizes royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended June 30, 2019, the Group recognized $5.0 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $2.5 million for the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2019, the Group recognized $1.0 million in milestone revenue upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan, compared with $1.5 million for the year ended June 30, 2018. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

Financial Instruments

The Group adopted IFRS 9 Financial Instruments on July 1, 2018. IFRS 9 introduced revisions in the classification and measurement of financial instruments with a principle-based approach which is driven by cash flow characteristics and business model.

The Group has had following impacts on its financial assets and liabilities from the adoption of the new standard on July 1, 2018:

•

Accounting for non-trading equity investments – IFRS 9 requires investments in equity instruments to be recorded at fair value with changes recognized through profit or loss (FVTPL). There is an allowance for management to make an irrevocable election on initial recognition for fair value changes in non-trading equity investments to be recorded in other comprehensive income (FVOCI). On transition to IFRS 9, the Group has made an election to record its financial assets measured at FVOCI in an equity instrument at FVOCI. Therefore, there has been no impact on the measurement of the financial asset on transition.

•

Accounting for financial liabilities – Under IFRS 9 there is an allowance for management to make an irrevocable election on initial recognition for financial liabilities that are measured at amortized cost to be measured at FVTPL. The Group has not designated any of its financial liabilities carried at amortized cost as FVTPL using the fair value option upon adoption of IFRS 9 on July 1, 2018. Therefore, there has been no impact on the transition to IFRS 9 from July 1, 2018.

In the opinion of management, the final financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods. Other than the new and amended standards adopted by the Group above these final financial statements follow the same accounting policies as compared to the June 30, 2018 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv)	New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2019 reporting period. The Group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning July 1, 2018.

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

Impact

Alternative methods of calculating the ROU asset are permitted under IFRS 16 which impacts the size of the transition adjustment. The Group will apply the modified retrospective approach as permitted by IFRS 16. Under the modified retrospective transition approach, prior period comparative financial statements are not restated and the Group can choose between two alternate methods of measuring the lease assets on a lease by lease basis. The Group will measure the ROU for operating leases of office space from which it conducts its business as if IFRS 16 had always been applied. The resulting transition adjustment will be recognized as an adjustment to the Group’s retained earnings as at 1 July 2019. Based on the elected transition method, the Group will recognize lease liabilities of approximately $5.6 million and ROU assets of approximately $4.7 million. After adjusting for amounts currently recorded on the balance sheet (representing the difference between the cumulative lease expense recognized and cash paid on these leases), this results in a reduction to retained earnings of approximately $0.9 million. The transition adjustment has, as permitted by IFRS 16, been determined by the Group by electing practical expedients to not recognize short-term or low value leases on its statement of financial position at the transition date. Judgement has been applied by the Group in determining the transition adjustment which includes the determination of which contractual arrangements represent a lease, the period over which the lease exists, the incremental borrowing rate of the Group, and the variability of future cash flows.

Refer to Note 14(b) for the lease commitments the Group holds as a lessee.

Effective Date	IFRS 16 must be applied for annual reporting periods beginning on or after January 1, 2019. The Group does not intend to adopt IFRS 16 before its mandatory date.

The following standards applicable to the Group but are not yet adopted are summarized below:

2. Significant changes in the current reporting period

(i)	Significant events

The financial position and performance of the Group was affected by the following events during the year ended June 30, 2019:

•

On July 17, 2018, the Group announced that it had entered into a strategic alliance with Tasly for the development, manufacture and commercialization in China of the Group’s allogeneic MPC products, MPC-150-IM and MPC-25-IC, subject to governmental approvals from the PRC.

•

In September 2018, the Group announced that Tasly had received all necessary approvals for the transaction. On September 14, 2018, the Group recognized revenue of $10.0 million from the $20.0 million up-front payment received in October 2018 as this is the portion of revenue that control has been transferred to Tasly. The Group recognized the remaining $10.0 million from the $20.0 million up-front payment receivable from Tasly as deferred consideration on the consolidated balance sheet. The deferred consideration amount will be recognized in revenue when and if control transfers to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2019	2018	2017
Revenue
Commercialization revenue		5,003	3,641	1,444
Milestone revenue		11,000	13,334	500
Interest revenue		719	366	468
Total Revenue		16,722	17,341	2,412

Clinical trial and research & development		(37,927)	(42,863)	(38,141)
Manufacturing production & development		(10,912)	(3,640)	(8,313)

Employee benefits
Salaries and employee benefits		(19,504)	(19,343)	(20,039)
Defined contribution superannuation expenses		(339)	(374)	(362)
Equity settled share-based payment transactions(1)		(4,368)	(6,199)	(5,276)
Total Employee benefits		(24,211)	(25,916)	(25,677)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(562)	(909)	(1,578)
Intellectual property amortization		(1,577)	(1,741)	(1,479)
Total Depreciation and amortization of non-current assets		(2,139)	(2,650)	(3,057)

Other Management & administration expenses
Overheads & administration		(11,356)	(8,477)	(8,128)
Consultancy		(3,360)	(3,295)	(3,329)
Legal, patent and other professional fees		(4,098)	(3,436)	(4,452)
Intellectual property expenses (excluding the amount amortized above)		(2,795)	(3,065)	(2,889)
Total Other Management & administration expenses		(21,609)	(18,273)	(18,798)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	(6,264)	10,541	(130)
Total Fair value remeasurement of contingent consideration		(6,264)	10,541	(130)

Other operating income and expenses
Remeasurement of borrowing arrangements		(752)	—	—
Research & development tax incentive(2)		(74)	1,807	1,532
Foreign exchange gains/(losses)		(208)	161	(43)
Foreign withholding tax paid		(52)	(656)	—
Total Other operating income and expenses		(1,086)	1,312	1,489

Finance (costs)/gains
Remeasurement of borrowing arrangements		376	—	—
Interest expense		(11,704)	(1,829)	—
Total Finance costs		(11,328)	(1,829)	—

Total loss before income tax		(98,754)	(65,977)	(90,215)

(1)	Share-based payment transactions

For the years ended June 30, 2019, 2018 and 2017, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2019	2018	2017
Research and development	2,283,646	3,638,310	2,837,231
Manufacturing and commercialization	329,718	558,928	420,762
Management and administration	1,755,027	2,001,349	2,017,172
Equity settled share-based payment transactions	4,368,391	6,198,588	5,275,165
Legal, patent and other professional fees	620,000	—	—
Total equity settled share-based payment transactions in the profit and loss	4,988,391	6,198,588	5,275,165
(2)	Research and development tax incentive

The Group’s research and development activities are not eligible from July 1, 2018 to June 30, 2019 for the refundable tax offset, under an Australian Government tax incentive as a result of the Group earning taxable revenues in excess of A$20.0 million for the year ended June 30, 2019. At each period end management estimates the refundable tax offset available to the Group based on available information at the time. The Group engages tax specialists to review, on an annual basis, the quantum of our previous research and development tax claim and our on-going eligibility to claim this tax incentive in Australia. For the year ended June 30, 2019, the Group has recognized loss of $0.1 million due to an adjustment of management’s estimate of revenue for the year ended June 30, 2018. For years ended June 30, 2018 and 2017, the Group recognized income of $1.8 million and $1.5 million, respectively.

Of the $0.1 million loss from research and development tax incentive recorded in other income for the year ended June 30, 2019, $0.1 million relates to a change in the original estimate of the research and development tax incentive income the Group estimated it would receive from the Australian Government for the year ended June 30, 2018.

Of the $1.8 million research and development tax incentive recorded in other income for the year ended June 30, 2018, $0.1 million relates to a change in the original estimate of the research and development tax incentive income the Group estimated it would receive from the Australian Government for the year ended June 30, 2017.

Of the $1.5 million research and development tax incentive recorded in other income for the year ended June 30, 2017, $0.1 million relates to a change in the original estimate of the research and development tax incentive income the Group estimated it would receive from the Australian Government for the year ended June 30, 2016.

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2019	2018	2017
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(98,754)	(65,977)	(90,215)
	Tax benefit at the Australian tax rate of 30% (2018: 30%)	(29,626)	(19,793)	(27,065)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,221	1,544	1,488
	Research and development tax concessions	(1,486)	537	2,442
	Foreign exchange translation gains/(losses)	(15)	(242)	—
	Contingent consideration	1,880	(3,162)	39
	Other sundry items	91	1,011	497
	Current year tax expense/(benefit)	(27,935)	(20,105)	(22,599)
	Adjustments for current tax of prior periods	(18,412)	(3,616)	(5,870)
	Differences in overseas tax rates	24,458	5,259	7,797
	Tax benefit not recognized	12,934	11,065	7,272
	Change in tax rate on Deferred tax assets	—	27,471	—
	Change in tax rate on Deferred tax liability	—	(50,761)	—
	Previously unrecognized tax losses now recouped to reduce deferred tax expense/(benefit)	—	—	—
	Income tax expense/(benefit) attributable to loss before income tax	(8,955)	(30,687)	(13,400)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2019	2018	2017
(b)	Income tax expense
	Current tax
	Current tax	—	—	—
	Total current tax expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	(8,856)	20,183	(13,204)
	(Decrease)/increase in deferred tax liabilities	(99)	(50,870)	(196)
	Total deferred tax (benefit)	(8,955)	(30,687)	(13,400)
	Income tax (benefit)	(8,955)	(30,687)	(13,400)

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

In the year ended June 30, 2019, the adjustments for current tax of prior periods includes a benefit of $18.2 million relating to a change in estimate in our current tax provision arising from a tax ruling obtained from Inland Revenue Authority of Singapore on November 15, 2018. This ruling allows the Group to claim additional deductions in relation to earn-out payments arising from the acquired MSC assets from Osiris.  The Group expects to settle the related tax losses within the tax jurisdiction of Singapore at a future date. The difference in the Australian tax rate of 30% and the tax rate we expect to settle these deferred tax assets at in Singapore, under the tax incentives granted to the Group by the Singapore Economic Development Board, resulted in $14.0 million being recorded in differences in overseas tax rates for the year.

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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2019	2018	2017
(c)	Amounts that would be recognized directly in equity if brought to account

Aggregate current and deferred tax arising in the reporting

   period and not recognized in net loss or other

   comprehensive income but which would have been

   directly applied to equity had it been brought to account:

	Current tax recorded in equity (if brought to account)	(390)	(1,059)	(764)
	Deferred tax recorded in equity (if brought to account)	879	877	960
		489	(182)	196

Year Ended June 30,
	(in U.S. dollars, in thousands)	2019	2018	2017
(d)	Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	—	—	—

		As of June 30,
	(in U.S. dollars, in thousands)	2019	2018	2017
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	51,807	41,501	34,896
	Other temporary differences
	Potential tax benefit at local tax rates	3,130	3,704	3,908
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	—
		58,157	48,425	38,804

As of June 30, 2019, 2018 and 2017, the Group has deferred tax assets not brought to account of $58.2 million, $48.4 million and $38.8 million, respectively. Deferred tax assets have been brought to account only to the extent that it is foreseeable that they are recoverable against future tax liabilities.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2019
Cash & cash equivalents	5(a)	—	—	50,426	50,426
Trade & other receivables	5(b)	—	—	4,060	4,060
Financial assets at fair value through other comprehensive income	5(c)	2,317	—	—	2,317
Other non-current assets	5(d)	—	—	3,324	3,324
		2,317	—	57,810	60,127
As of June 30, 2018
Cash & cash equivalents	5(a)	—	—	37,763	37,763
Trade & other receivables	5(b)	—	—	50,366	50,366
Financial assets at fair value through other comprehensive income	5(c)	2,321	—	—	2,321
Other non-current assets	5(d)	—	—	3,361	3,361
		2,321	—	91,490	93,811

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2019
Trade and other payables	5(e)	—	—	13,060	13,060
Borrowings	5(f)	—	—	81,286	81,286
Contingent consideration	5(g)(iii)	—	47,534	—	47,534
		—	47,534	94,346	141,880
As of June 30, 2018
Trade and other payables	5(e)	—	—	18,921	18,921
Borrowings	5(f)	—	—	59,397	59,397
Contingent consideration	5(g)(iii)	—	42,070	—	42,070
		—	42,070	78,318	120,388

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

(in U.S. dollars, in thousands)	2019	2018
Cash at bank	50,005	37,221
Deposits at call(1)	421	542
	50,426	37,763

(1)	As of June 30, 2019 and June 30, 2018, interest-bearing deposits at call include amounts of $0.4 million and $0.4 million, respectively, held as security and are restricted for use.

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments
(i)	Trade receivables

(in U.S. dollars, in thousands)	2019	2018
Trade debtors	1,739	6,630
Funds receivable from debt financing and unissued capital(1)	—	38,950
Income tax and tax incentives recoverable	1,511	3,305
Other receivables	—	615
Foreign withholding tax recoverable	471	471
Security deposit	250	250
Sundry debtors	2	81
Other recoverable taxes (Goods and services tax and value-added tax)	86	53
Interest receivables	1	11
Trade and other receivables	4,060	50,366
(1)

On July 2, 2018, the Group announced it had entered into a financing agreement with NovaQuest on June 29, 2018 to develop and commercialize its allogeneic product candidate MSC-100-IV for pediatric patients with acute Graft versus Host Disease ("aGVHD”). The contractual terms of the agreement pertaining to the receipt of funds were binding and therefore the Group recognized a receivable of $39.0 million at June 30, 2018. On July 10, 2018 the net proceeds from the financing facility of $39.0 million were received and recognized in cash and cash equivalents.

(ii)	Prepayments

(in U.S. dollars, in thousands)	2019	2018
Clinical trial research and development expenditure	6,042	12,042
Prepaid insurance and subscriptions	1,095	141
Other	899	759
Prepayments	8,036	12,942

(iii) Classification as trade and other receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 to 60 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Interest receivables are amounts due at maturity of term deposits. Income tax and tax incentives recoverable relates to the Group’s claim for the Australian Government tax incentive.

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

c.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include the following classes of financial assets:

	As of June 30,
(in U.S. dollars, in thousands)	2019	2018
Unlisted securities:
Equity securities	2,317	2,321
	2,317	2,321

(i) Classification of financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income comprises equity securities which are not held for trading, and which the Group has irrevocably elected at initial recognition to recognize in this category. These are strategic investments and the Group considers this classification to be more relevant.

The financial assets are presented as non-current assets unless they mature, or management intends to dispose of them within 12 months of the end of the reporting period.

(ii) Impairment indicators for financial assets at fair value through other comprehensive income

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. See Note 22(l)(v) for further details about the Group’s impairment policies for financial assets.

(iii) Amounts recognized in other comprehensive income

For the years ended June 30, 2019, 2018 and 2017, the Group recognized in statement of comprehensive income a loss of $4 thousand, a gain of $0.3 million and a gain of $31 thousand respectively, for change in fair value of the financial assets through other comprehensive income.

(iv) Fair value, impairment and risk exposure

Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.

All financial assets at fair value through other comprehensive income are denominated in USD.

d.	Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2019	2018
Bank Guarantee	673	710
Letter of Credit	1,178	1,178
U.S. Tax credits	1,473	1,473
	3,324	3,361

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

U.S. Tax credits

These funds are receivable from the Internal Revenue Service (“IRS”) as a result of the changes in the U.S. corporate income tax legislation with the Tax Act. Tax credits arising from the Alternative Minimum Tax (“AMT”) regime become refundable in 2021.

(ii) Impairment and risk exposure

No other non-current assets are either past due or impaired.

e.	Trade and other payables

(in U.S. dollars, in thousands)	2019	2018
Trade payables and other payables	13,060	18,921
Trade and other payables	13,060	18,921

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.Borrowings

(in U.S. dollars, in thousands)	2019	2018
Current
Secured liabilities:
Borrowing arrangements	14,007	—
	14,007	—

Non-current
Secured liabilities:
Borrowing arrangements	65,601	65,000
Less: transaction costs	(6,738)	(6,328)
Amortization of carrying amount, net of payments made	8,416	725
	67,279	59,397

(i) Borrowing arrangements

Hercules Capital, Inc.

On March 6, 2018, the Group drew the first tranche of $35.0 million of the principal amount from the $75.0 million floating rate loan with Hercules. An additional tranche of $15.0 million was drawn by the Group on January 14, 2019, which resulted in an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. For the year ended June 30, 2019, a $0.4 million gain has been recognized by the Group in the Income Statement as remeasurement of borrowing arrangements within finance costs.

An additional $25.0 million may be drawn by the Group as certain conditions and milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019, as a result we have recognized $13.6 million of the borrowings as a current liability. If certain milestones are met before September 30, 2019 the requirement to commence principal repayments will be deferred, potentially until October 2020. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On March 22, 2018, June 14, 2018, September 27, 2018 and December 20, 2018, in line with the increases in the U.S. prime rate, the interest rate on the loan increased to 9.70%, 9.95%, 10.20% and 10.45%, respectively.

The carrying amount of the loan is secured by a first charge over the assets of the Group, excluding $0.7 million of bank guarantees and $1.2 million of letters of credit included in other non-current assets (refer to Note 5(d)), $0.4 million of interest-bearing deposits at call included in cash and cash equivalents (refer to Note 5(a)) and $0.3 million of cash held as security included in trade and other receivables (refer to Note 5(b)). These items have been used to secure liabilities other than the non-current loan.

NovaQuest Capital Management, L.L.C.

On June 29, 2018, we drew the first tranche of $30.0 million of the principal amount from the $40.0 million secured loan with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. A $0.4 million loan administration fee is payable annually in June and is recognized as a current liability. The loan matures in July 2026. Interest on the loan accrues at a fixed rate of 15% per annum.

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

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. For the year ended June 30, 2019, a $0.7 million loss has been recognized by the Group in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s floating rate loan with the senior creditor, Hercules.

(ii) Compliance with loan covenants

Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. In addition, under our loan and security agreement with Hercules we are obliged to maintain certain levels of cash in the United States, and a minimum unrestricted cash balance across the Group.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2019.

(iii) Net debt reconciliation

(in U.S. dollars, in thousands)	Current borrowings	Non-current borrowings	Total
Carrying value - as of June 30, 2018	3,095	28,217	31,312
Changes from financing cash flows
Proceeds from debt	10,912	32,660	43,572
Payment of transaction costs	—	(2,015)	(2,015)
Repayment of loans	—	—	—
Movement in short-term borrowings	—	—	—
Total changes in liabilities arising on financing cash flows	10,912	30,645	41,557
Other changes
Accrued transaction costs	—	—	—
Amortization of carrying amount, net of payments made	—	8,417	8,417
Carrying value - as of June 30, 2019	14,007	67,279	81,286

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.Recognized fair value measurements

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2019 and June 30, 2018 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2019
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	2,317	2,317
Total Financial Assets		—	—	2,317	2,317

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	47,534	47,534
Total Financial Liabilities		—	—	47,534	47,534

As of June 30, 2018
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	2,321	2,321
Total Financial Assets		—	—	2,321	2,321

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	42,070	42,070
Total Financial Liabilities		—	—	42,070	42,070

There were no transfers between any of the levels for recurring fair value measurements during the period.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and financial assets at fair value through other comprehensive income) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

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

(ii) Valuation techniques used.

The Group used the discounted cash flow analysis to determine the fair value measurements of level 3 instruments.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended June 30, 2019 and June 30, 2018:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2017	63,595
Amount used during the year	(10,984)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(10,541)
Closing balance - June 30, 2018	42,070

Opening balance - July 1, 2018	42,070
Amount used during the period	(800)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	6,264
Closing balance - June 30, 2019	47,534
(1)

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

(2)

In the year ended June 30, 2019 a loss of $6.3 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This loss is a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, developmental timelines, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,		Valuation	Unobservable	Year Ended June 30,		Relationship of unobservable inputs to
Description	2019	2018	technique	inputs(1)	2019	2018	fair value
Contingent consideration provision	47,534	42,070	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2019: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

Year ended June 30, 2018: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2019: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2018: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2019: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

Year ended June 30, 2018: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the years ended June 30, 2019 and 2018, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. The remeasurement charged to the consolidated income statement was a net result of changes to key assumptions such as developmental timelines, product pricing, market population, market penetration, probability of success and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2019	2018
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	28,005	23,674
Fair value of royalty payments from commercialization of the intellectual property acquired	19,529	18,396
	47,534	42,070

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

6. Non-financial assets and liabilities

a.	Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2018
Opening net book amount	751	547	516	1,814
Additions	16	2	176	194
Exchange differences	(1)	(1)	(12)	(14)
Disposals	—	—	(1)	(1)
Depreciation charge	(460)	(134)	(315)	(909)
Closing net book value	306	414	364	1,084

As of June 30, 2018
Cost	4,152	1,249	3,199	8,600
Accumulated depreciation	(3,846)	(835)	(2,835)	(7,516)
Net book value	306	414	364	1,084

Year Ended June 30, 2019
Opening net book amount	306	414	364	1,084
Additions	114	102	107	323
Exchange differences	1	(5)	(13)	(17)
Disposals	—	(2)	—	(2)
Depreciation charge	(217)	(133)	(212)	(562)
Closing net book value	204	376	246	826

As of June 30, 2019
Cost	4,207	1,304	3,023	8,534
Accumulated depreciation	(4,003)	(928)	(2,777)	(7,708)
Net book value	204	376	246	826

(i) Depreciation methods and useful lives

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:

•	Plant and equipment 3 – 15 years
•	Office furniture and equipment 3 – 10 years
•	Computer hardware and software 3 – 4 years

See Note 22(n) for other accounting policies relevant to property, plant and equipment.

b.	Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2018
Opening net book amount	134,453	1,898	427,779	22,220	586,350
Exchange differences	—	(3)	—	—	(3)
Amortization charge	—	(125)	—	(1,616)	(1,741)
Closing net book amount	134,453	1,770	427,779	20,604	584,606

As of June 30, 2018
Cost	134,453	2,749	489,698	23,999	650,899
Accumulated amortization	—	(979)	—	(3,395)	(4,374)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,770	427,779	20,604	584,606

Year Ended June 30, 2019
Opening net book amount	134,453	1,770	427,779	20,604	584,606
Additions	—	100	—	—	100
Exchange differences	—	(4)	—	1	(3)
Amortization charge	—	(122)	—	(1,455)	(1,577)
Closing net book amount	134,453	1,744	427,779	19,150	583,126

As of June 30, 2019
Cost	134,453	2,822	489,698	23,999	650,972
Accumulated amortization	—	(1,078)	—	(4,849)	(5,927)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,744	427,779	19,150	583,126

(i) Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2019	2018
Cardiovascular products	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions	70,730	70,730
Osiris MSC products	102,698	102,698
	427,779	427,779

For all products included within the above balances, the underlying currency of each item recorded is USD.

(ii) Amortization methods and useful lives

The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:

•	Acquired licenses to patents 7 – 16 years
•	Current marketed products 15 – 20 years

See Note 22(o) for the other accounting policies relevant to intangible assets and Note 22(i) for the Group’s policy regarding impairments.

(iii) Significant estimate: Impairment of goodwill and assets with an indefinite useful life

The Group tests annually whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 22(i). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of certain assumptions. During the year ended June 30, 2019, we elected to change the annual impairment testing date from the fourth quarter to the third quarter of each year to align with industry best practice. A full assessment was performed at March 31, 2019 and no impairment of the in-process research and development and goodwill was identified.

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

The recoverable amount of both goodwill and in-process research and development was assessed as of June 30, 2019 based on the fair value less costs to dispose.

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

•	the scientific results and progress of the trials since acquisition;
•	the valuation of the Group that was applicable to the July 10, 2018 equity placement undertaken with NovaQuest through issuing of the Group’s securities on the ASX;
•	the market capitalization of the Group on the ASX (ASX:MSB) on the impairment testing date of March 31, 2019; and
•	the valuation of the Group’s assets from an independent valuation as of June 30, 2017.

Costs of disposal were assumed to be immaterial at June 30, 2019.

Discounted cash-flows used a real post-tax discount rate range of 13.8% to 15.5%, and include estimated real cash inflows and outflows for each program through to patent expiry.

In relation to cash outflows consideration has been given to cost of goods sold, selling costs and clinical trial schedules including estimates of numbers of patients and per patient costs. Associated expenses such as regulatory fees and patent maintenance have been included as well as any further preclinical development if applicable.

The assessment of goodwill showed the recoverable amount of the Group’s operating segment, including goodwill and remaining in-process research and development, exceeds the carrying amounts, and therefore there is no impairment. Additionally, the recoverable amount of remaining in-process research and development also exceeds the carrying amounts, and therefore there is no impairment.

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

(vi) Impact of possible changes in key assumptions

The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets at June 30, 2019 to exceed its recoverable amount.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development of our technology platform.

c.	Provisions

	As of			As of
	June 30, 2019			June 30, 2018
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	1,033	46,501	47,534	724	41,346	42,070
Employee benefits	4,231	86	4,317	4,358	101	4,459
Provision for license agreements	2,000	1,742	3,742	—	1,509	1,509
	7,264	48,329	55,593	5,082	42,956	48,038

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

Employee benefits include accrued annual leave. As of June 30, 2019 and 2018, the entire amount of the accrual was $0.7 million and $0.7 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements.  Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2019 and 2018.

d.	Deferred tax balances

(i) Deferred tax balances

(in U.S. dollars, in thousands)	2019	2018
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	61,742	55,904
Other temporary differences	3,687	669
Total deferred tax assets	65,429	56,573

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	76,553	76,652
Total deferred tax liabilities	76,553	76,652
Net deferred tax liabilities	11,124	20,079

Deferred tax assets expected to be settled within 12 months	—	—
Deferred tax assets expected to be settled after 12 months	65,429	56,573

Deferred tax liabilities expected to be settled within 12 months	99	147
Deferred tax liabilities expected to be settled after 12 months	76,454	76,505

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2017	(74,660)	(3,566)	127,519	49,293
Reclassifications	1,473	—	—	1,473
Charged/(credited) to:
- profit or loss	17,283	2,897	(50,867)	(30,687)
As of June 30, 2018	(55,904)	(669)	76,652	20,079
Charged/(credited) to:
- profit or loss	(5,838)	(3,018)	(99)	(8,955)
As of June 30, 2019	(61,742)	(3,687)	76,553	11,124

(1)	Deferred tax assets are netted against deferred tax liabilities.

e.	Deferred consideration

(in U.S. dollars, in thousands)	2019	2018
Opening balance	—	—
Up-front milestone receivable recognized during the period	20,000	—
Amount recognized as revenue in the period	(10,000)	—
Balance as of the end of the period	10,000	—

Deferred consideration represents the portion of the up-front technology access fee receivable from Tasly that has not been recognized as revenue. In accordance with the Group’s accounting policy, revenue related to the licensing of intellectual property is only recognized to the extent that control has been transferred to the customer. The deferred consideration amount will be recognized in revenue when and if control transfers to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

7. Equity

a.	Contributed equity

(i) Share capital

	As of June 30,
	2019	2018	2017	2019	2018	2017
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	498,626,208	482,639,654	428,221,398	910,405	889,481	830,425
Less: Treasury Shares	(3,500,000)	(3,500,000)	(3,500,000)	—	—	—
Total Contributed Equity	495,126,208	479,139,654	424,721,398	910,405	889,481	830,425

(ii) Movements in ordinary share capital

	As of June 30,			As of June 30,
	2019	2018	2017	2019	2018	2017
	Shares No.			(U.S. dollars, in thousands)
Opening balance	482,639,654	428,221,398	381,373,137	889,481	830,425	770,272
Issues of ordinary shares during the period
Exercise of share options(1)	313,108	289,245	272,579	258	116	149
Share based compensation for services rendered	1,209,187	540,051	280,911	1,170	662	240
Payment for contingent consideration	—	6,029,545	—	—	10,000	—
Entitlement offer to existing eligible shareholders	—	36,191,982	—	—	40,449	—
Placement of shares under an equity facility agreement	—	2,000,000	—	—	—	—
Placement of shares under a share placement agreement(2)	14,464,259	—	46,294,771	20,000	—	61,710
Placement of shares under a license agreement	—	892,857	—	—	1,000	—
Transaction costs arising on share issue	—	—	—	(817)	(2,869)	(1,959)
	15,986,554	45,943,680	46,848,261	20,611	49,358	60,140
Unissued ordinary shares during the period
Placement of shares under a share placement agreement	—	8,474,576	—	—	10,000	—
Transaction costs arising on share issue	—	—	—	—	(340)	—
	—	8,474,576	—	—	9,660	—
Total contributions of equity during the period	15,986,554	54,418,256	46,848,261	20,611	59,018	60,140

Share options reserve transferred to equity on exercise of options	—	—	—	313	38	13
Ending balance	498,626,208	482,639,654	428,221,398	910,405	889,481	830,425

(1)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Options Plan (“ESOP”). The shares issued and share capital received upon the exercise of options are recorded above.

(2)

During the year ended June 30, 2019, a $20.0 million equity purchase of Mesoblast Limited at A$1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day.

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

(iv) Employee share options

Information relating to the Group’s employee share option plan, including details of shares issued under the scheme, is set out in Note 17.

b.	Reserves

(i) Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2019	2018
Share-based payments reserve	80,034	75,974
Investment revaluation reserve	17	21
Foreign currency translation reserve	(39,413)	(39,276)
	40,638	36,719

(ii) Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2019	2018
Opening balance	75,974	69,919
Transfer to ordinary shares on exercise of options	(313)	(38)
Share option expense for the year	4,363	5,959
Reclassification of modified options to/(from) liability	10	134
Closing Balance	80,034	75,974

Investment revaluation reserve
Opening balance	21	(303)
Changes in the fair value of financial assets through other comprehensive income	(4)	324
Closing Balance	17	21

Foreign currency translation reserve
Opening balance	(39,276)	(38,373)
Currency (loss)/gain on translation of foreign operations net assets	(137)	(903)
Closing Balance	(39,413)	(39,276)

(iii) Nature and purpose of reserves

Share-based payment reserve

The share-based payments reserve is used to recognize:

•	the fair value(1) of options issued but not exercised; and
•	the fair value(1) of deferred shares granted but not yet vested.

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

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2019	2018	2017
Cash at bank	50,005	37,221	7,722
Deposits at call	421	542	38,039
	50,426	37,763	45,761

(in U.S. dollars, in thousands)	Year Ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2019	2018	2017
Loss for the period	(89,799)	(35,290)	(76,815)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	2,139	2,650	3,057
Foreign exchange (gains)/losses	(154)	(160)	38
Finance costs	6,914	725	—
Remeasurement of borrowing arrangements	376	—	—
Remeasurement of contingent consideration	6,264	(10,541)	130
Payment under a license agreement paid in shares	—	1,000	—
Payment for services rendered in shares	620	—	—
Equity settled share-based payment	4,368	6,199	5,276
Deferred tax benefit	(8,955)	(30,664)	(13,400)
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	4,974	(6,093)	(859)
(Increase)/decrease in prepayments	5,237	1,503	(10,201)
Decrease/(increase) in tax assets	1,729	(1,807)	1,282
Increase/(decrease) in trade creditors and accruals	(3,972)	(4,464)	(5,740)
Increase/(decrease) in provisions	2,469	1,930	1,761
Increase/(decrease) in deferred consideration	10,000	—	—
Net cash outflows used in operations	(57,790)	(75,012)	(95,471)

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

Significant estimates and judgments

The areas involving significant estimates or judgments are:

•	recognition of revenue (Note 3);
•	fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 12);
•	fair value of goodwill and other intangible assets including in-process research and development (Note 6(b));

•	useful life of intangible assets (Note 6(b));
•	recognition of deferred tax assets and deferred tax liabilities (Note 4(b));
•	accrued research and development and manufacturing commercialization expenses (Note 5(e)); and
•	fair value of share-based payments (Note 17);
•	fair value of borrowings (Note 5(f)).

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

Market risk – interest rate risk	Long-term borrowings at floating rates	Sensitivity analysis	The facility can be refinanced and/or repaid. Interest rate swaps can be entered into to convert the floating interest rate to a fixed interest rate as required.

	Term deposits at fixed rates	Sensitivity analysis	Vary length of term deposits, utilize interest bearing accounts and periodically review interest rates available to ensure we earn interest at market rates.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	Forecasts of net sales of the product underlying the NovaQuest borrowing arrangement are updated on a quarterly basis to evaluate the impact on the carrying amount of the financial liability.

Credit risk	Cash and cash equivalents, and trade and other receivables	Aging analysis Credit ratings	Only transact with the best risk rated banks available in each region giving consideration to the products required.

Liquidity risk	Cash and cash equivalents Borrowings	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments.

a.	Market risk

(i) Currency risk

The Group has foreign currency amounts owing primarily in the Group’s Australian based entity, whose functional currency is the A$ relating to clinical, regulatory and overhead activities. The Group also has foreign currency amounts owing in the Group’s Swiss and Singapore based entities, whose functional currencies are the US$. The Group also has foreign currency amounts owing in various other non-US$ currencies in A$ and US$ functional currency entities in the Group relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the Group’s financial performance.

Currency risk is minimized by ensuring the proportion of cash reserves held in each currency matches the expected rate of spend of each currency.

As of June 30, 2019, the Group held 97% of its cash in USD, and 3% in AUD. As of June 30, 2018 the Group held 92% of its cash in USD, and 8% in AUD.

The balances held at the end of the year that give rise to currency risk exposure are presented in USD in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2019 and June 30, 2018 would have had on the Group’s reported net profits/(losses) and/or equity balance.

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2019	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 383	$77	$(77)
Bank accounts - CHF	CHF 49	$10	$(10)
Bank accounts - SGD	SGD 83	$12	$(12)
Bank accounts - EUR	EUR 4	$1	$(1)
Trade and other receivables - SGD	SGD 30	$4	$(4)
Trade and other receivables - CHF	CHF 2	$0	$(0)
Trade and other receivables - EUR	EUR 8	$2	$(2)
Trade payables and accruals - USD	(USD 490)	$(98)	$98
Trade payables and accruals - AUD	(AUD 280)	$(39)	$39
Trade payables and accruals - SGD	(SGD 193)	$(28)	$28
Trade payables and accruals - GBP	(GBP 30)	$(8)	$8
Trade payables and accruals - EUR	(EUR 86)	$(19)	$19
Trade payables and accruals - CHF	(CHF 55)	$(11)	$11
Provisions - SGD	(SGD 70)	$(10)	$10
		$(107)	$107

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2018	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 81	$(14)	$20
Bank accounts - CHF	CHF 157	$31	$(31)
Bank accounts - SGD	SGD 178	$49	$(49)
Bank accounts - EUR	EUR 2	$0	$(0)
Trade and other receivables - SGD	SGD 29	$8	$(8)
Trade and other receivables - USD	USD 10,000	$(1,667)	$2,500
Trade and other receivables - CHF	CHF 6	$1	$(1)
Trade and other receivables - EUR	EUR 4,750	$815	$(815)
Trade payables and accruals - USD	(USD 1,797)	$300	$(449)
Trade payables and accruals - AUD	(AUD 446)	$(121)	$121
Trade payables and accruals - SGD	(SGD 176)	$(48)	$48
Trade payables and accruals - GBP	(GBP 52)	$(0)	$(2)
Trade payables and accruals - EUR	(EUR 1)	$(0)	$0
Trade payables and accruals - CHF	(CHF 50)	$(10)	$10
Trade payables and accruals - SEK	(SEK 118)	$2	$(3)
Provisions - SGD	(SGD 74)	$(20)	$20
Provisions - CHF	(CHF 2)	$(0)	$0
		$(674)	$1,361

(ii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with a floating interest rate, which exposes the Group to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. This interest rate risk can be managed by interest rate swaps which can be entered into to convert the floating interest rate to a fixed interest rate as required. Additionally, the Group can repay its loan facility at its discretion and can also refinance if the terms are suitable in the marketplace or from the existing lender.

We completed a cost benefit analysis of entering an interest rate swap arrangement in the period. The Group did not enter into any interest rate swaps during the year ended June 30, 2019.

The exposure of the Group’s borrowing to interest rate changes are as follows:

	As of		As of
	June 30, 2019		June 30, 2018
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Variable rate borrowings - Hercules	13,607	17%	—	0%
Non-current borrowings
Variable rate borrowings - Hercules	34,619	43%	31,966	54%
	48,226	60%	31,966	54%

An analysis by maturities is provided in Note 10(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2019 and June 30, 2018.  The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	June 30, 2019			June 30, 2018
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Borrowings - USD	10.45%	10.45%	48,226(1)	9.95%	9.95%	31,966(1)
Rate increase by 5%	10.97%	10.97%	261	10.45%	10.45%	159
Rate decrease by 5%	9.93%	9.93%	(261)	9.45%	9.45%	(159)

(1)

Effect on profit/loss of interest rate changes is based on the loan principal amount of $50.0 million as of June 30, 2019, and loan principal amount of $35.0 million as of June 30, 2018, with principal payments commencing in October 2019.

The Group is also exposed to interest rate movements which impacts interest income earned on its deposits and at call accounts. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by periodically reviewing interest rates available for suitable interest bearing accounts to ensure we earn interest at market rates. The Group ensures that sufficient funds are available, in at call accounts, to meet the working capital requirements of the Group.

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2019 and June 30, 2018. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of			As of
	June 30, 2019			June 30, 2018
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Funds invested - USD	1.76%	1.76%	46,051	0.80%	0.80%	99
Rate increase by 10%	1.94%	1.94%	81	0.88%	0.88%	0
Rate decrease by 10%	1.58%	1.58%	(81)	0.72%	0.72%	0

AUD	Low	High	AUD	Low	High	AUD
Funds invested - AUD	2.23%	2.23%	600	2.72%	2.72%	600
Rate increase by 10%	2.45%	2.45%	1	2.99%	2.99%	2
Rate decrease by 10%	2.01%	2.01%	(1)	2.45%	2.45%	(2)

(iii) Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of product candidate MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses in the period the revision is made.

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	June 30, 2019		June 30, 2018
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Borrowings - NovaQuest	400	0%	—	0%
Non-current borrowings
Borrowings - NovaQuest	32,660	40%	27,431	46%
	33,060	40%	27,431	46%

As at June 30, 2019, all other factors held constant, a 20% increase in the forecast net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $3.5 million, whereas a 20% decrease in the net sales of MSC-100-IV for the treatment of aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $1.6 million.

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The Group does not generally have trade receivables. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2019	2018
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	421	542
Cash at bank (Note 5(a)) - minimum A rated	50,005	37,221
Trade and other receivables
Receivable from other parties (non-rated)	1,740	45,745
Receivable from the Australian Government (Income Tax)	1,511	3,305
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from minimum A rated bank deposits (interest)	252	262
Receivable from the Australian Government (Goods and Services Tax)	84	48
Receivable from the United States Government (Income Tax)	71	24
Receivable from the Swiss Government (Value-Added Tax)	2	6
Other non-current assets
Receivable from the United States Government (U.S. tax credits)	1,467	1,473

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, held by the Group as of June 30, 2019 and June 30, 2018 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of June 30, 2019, the maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s borrowings, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(18,845)	(29,790)	(57,634)	(34,728)	(140,997)	(81,286)
	(18,845)	(29,790)	(57,634)	(34,728)	(140,997)	(81,286)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2019 without taking account drawdowns of further tranches.
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

12. Interests in other entities

The Group’s subsidiaries as of June 30, 2019 and 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated on November 15, 2018 in the Cayman Islands however operates in Hong Kong.

	Country of	Class of
	incorporation	shares	Equity holding
			As of June 30,
			2019	2018
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
Mesoblast International (UK) Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd	Cayman Islands	Ordinary	100	N/A

13. Contingent assets and liabilities

a.	Contingent assets

The Group did not have any contingent assets outstanding as of June 30, 2019 and June 30, 2018.

b.	Contingent liabilities

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

(ii) Other contingent liabilities

The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2019 the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.

14. Commitments

a.	Capital commitments

The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2019 and June 30, 2018.

b.	Lease commitments: Group as lessee

The Group leases various offices under non-cancellable operating leases. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

				Later than
			Later than one	three years
			year but no	but no later
		Within one	later than	than five	Later than
(in U.S. dollars, in thousands)	Total	year	three years	years	five years
Operating leases	7,460	2,100	2,763	1,341	1,256
Total commitments	7,460	2,100	2,763	1,341	1,256

Lease commitments include amounts in AUD and Singapore dollars which have been translated to USD as of June 30, 2019 foreign exchange rates published by the Reserve Bank of Australia.

c.	Purchase commitments

The Group did not have any purchase commitments as of June 30, 2019.

15. Events occurring after the reporting period

There were no other events that have occurred after June 30, 2019 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions

a.	Parent entity

The parent entity within the Group is Mesoblast Limited.

b.	Subsidiaries

Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.

c.	Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below

	Year Ended June 30,
(in U.S. dollars)	2019	2018
Short-term employee benefits	2,723,902	2,577,166
Long-term employee benefits	12,074	5,648
Post-employment benefits	45,878	66,539
Share based payments	297,423	(60,858)
	3,079,277	2,588,495

d.	Transactions with other related parties

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

Options issued to employees generally vest based on service or time conditions. In the year ended June 30, 2019, senior executives were issued options that vest based on performance conditions. For time based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

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

a.	Reconciliation of outstanding share based payments

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	26/10/2018	USD 0.305	26,108	—	(26,108)	—	—	—
INC	7/12/2010	26/10/2019	USD 0.340	319,892	—	—	—	319,892	319,892
17/LF3	9/07/2012	8/07/2018	AUD 6.67	150,000	—	—	(150,000)	—	—
22/LF8	4/09/2013	27/08/2018	AUD 6.26	225,000	—	—	(225,000)	—	—
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.36	650,000	—	—	(650,000)	—	—
25b	12/12/2014	31/10/2019	AUD 4.49	50,000	—	—	—	50,000	50,000
27/LF12	5/09/2014	30/06/2019	AUD 4.71	2,045,000	—	—	(1,790,000)
27/LF12	5/09/2014	30/06/2019	AUD 4.71		—	—	(255,000)*	—	—
28/LF13	9/10/2014	8/10/2019	AUD 4.52	75,000	—	—	—	75,000	75,000
29	25/11/2014	24/11/2019	AUD 4.00	240,000	—	—		240,000	240,000
30c(1)	25/03/2015	20/01/2019	AUD 4.98	135,000	—	—	(135,000)	—	—
30d(1)	25/03/2015	25/01/2019	AUD 4.98	300,000	—	—	(300,000)	—	—
30f(1)	25/03/2015	25/01/2019	AUD 4.98	200,000	—	—	(200,000)	—	—
30h(1)	25/03/2015	30/06/2019	AUD 4.69	400,000	—	—	(400,000)	—	—
30i(1)	25/03/2015	30/06/2019	AUD 4.44	600,000	—	—	(600,000)	—	—
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	150,000
31b	12/05/2015	16/02/2020	AUD 4.28	200,000	—	—	—	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.20	2,458,334	—	—	(150,000)*	2,308,334	2,308,334
33	26/08/2015	16/08/2022	AUD 4.05	75,000	—	—	—	75,000	75,000
34	27/04/2016	6/03/2023	AUD 2.80	3,380,000	—	—	(186,666)*	3,193,334	3,193,334
34a	27/04/2016	17/04/2023	AUD 2.74	200,000	—	—	—	200,000	200,000
34b	31/10/2016	6/03/2023	AUD 2.80	200,000	—	—	—	200,000	200,000
35	30/06/2016	18/01/2021	AUD 2.20	1,500,000	—	—	—	1,500,000	1,500,000
36	6/12/2016	5/12/2023	AUD 1.31	1,885,000	—	(75,000)	(140,000)*	1,670,000	1,116,666
36a	6/12/2016	5/12/2023	AUD 1.19	4,400,000	—	(212,000)	—	4,188,000	3,000,502
36b	13/01/2017	12/01/2024	AUD 1.65	300,000	—	—	—	300,000	300,000
37	28/06/2017	27/06/2024	AUD 2.23	300,000	—	—	(150,000)*	150,000	100,000
38	16/09/2017	15/09/2024	AUD 1.54	100,000	—	—	—	100,000	33,334
38a	16/09/2017	15/09/2024	AUD 1.40	150,000	—	—	—	150,000	150,000
39	13/10/2017	12/10/2024	AUD 1.94	2,215,000	—	—	(236,667)*	1,978,333	668,330
39a	13/10/2017	12/10/2024	AUD 1.76	1,900,000	—	—	—	1,900,000	1,300,000
40	24/11/2017	23/11/2024	AUD 1.41	750,000	—	—	—	750,000	250,000
40a	24/11/2017	23/11/2024	AUD 1.28	750,000	—	—	—	750,000	—
41	18/06/2018	17/06/2025	AUD 1.52		200,000	—	—	200,000	66,667
42	11/07/2018	10/07/2025	AUD 1.56		200,000	—	—	200,000	—
43	18/07/2018	17/07/2025	AUD 1.87		5,970,000	—	(125,000)*	5,845,000	—
44	15/07/2018	14/07/2025	AUD 1.72		300,000	—	—	300,000	—
45	30/11/2018	29/11/2025	AUD 1.33		590,000	—	—	590,000	—
46	19/01/2019	18/01/2026	AUD 1.45		5,000	—	—	5,000	—
47	19/01/2019	18/01/2026	AUD 1.45		150,000	—	—	150,000	75,000
June 30, 2019				26,329,334	7,415,000	(313,108)	(5,693,333)	27,737,893	15,572,059
Weighted average share purchase price				AUD 2.68	AUD 1.79	AUD 1.16	AUD 4.58	AUD 2.06	AUD 2.35

(1)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	26/10/2018	USD 0.305	154,064	—	(127,956)	—	26,108	26,108
INC	7/12/2010	26/10/2019	USD 0.340	447,848	—	(127,956)	—	319,892	319,892
17/LF3	9/07/2012	8/07/2018	AUD 6.69	150,000	—	—	—	150,000	150,000
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	AUD 6.29	50,000	—	—	(50,000)	—	—
20/LF6	24/05/2013	23/05/2018	AUD 6.36	425,000	—	—	(325,000)
20/LF6	24/05/2013	23/05/2018	AUD 6.36		—	—	(100,000)*	—	—
21/LF7	3/09/2013	30/06/2018	AUD 5.92	1,865,000	—	—	(1,615,000)
22/LF8	4/09/2013	27/08/2018	AUD 6.28	225,000	—	—	—	225,000	225,000
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.38	650,000	—	—	—	650,000	650,000
25b	12/12/2014	31/10/2019	AUD 4.51	50,000	—	—	—	50,000	50,000
27/LF12	5/09/2014	30/06/2019	AUD 4.71	2,070,000	—	—	(25,000)*	2,045,000	2,045,000
27(iv)	25/08/2014	24/08/2019	AUD 4.67	75,000	—	—	(75,000)*	—	—
28/LF13	9/10/2014	8/10/2019	AUD 4.54	85,000	—	—	(10,000)*	75,000	75,000
29	25/11/2014	24/11/2019	AUD 4.02	240,000	—	—	—	240,000	240,000
30a	25/03/2015	30/06/2018	AUD 5.00	650,000	—	—	(650,000)	—	—
30b	25/03/2015	25/01/2018	AUD 5.00	235,000	—	—	(235,000)	—	—
30c	25/03/2015	25/01/2019	AUD 5.00	135,000	—	—	—	135,000	135,000
30d	25/03/2015	30/06/2019	AUD 5.00	300,000	—	—	—	300,000	300,000
30e	25/03/2015	23/07/2019	AUD 5.00	165,000	—	—	(165,000)	—	—
30f	25/03/2015	23/07/2019	AUD 5.00	200,000	—	—	—	200,000	200,000
30g	25/03/2015	20/01/2019	AUD 4.71	300,000	—	—	(300,000)*	—	—
30h	25/03/2015	25/01/2018	AUD 4.71	400,000	—	—	—	400,000	400,000
30i	25/03/2015	25/01/2019	AUD 4.46	600,000	—	—	—	600,000	600,000
30j	25/03/2015	30/06/2019	AUD 4.71	150,000	—	—	(150,000)*	—	—
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	150,000
31b	12/05/2015	16/02/2020	AUD 4.30	200,000	—	—	—	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.22	2,620,000	—	—	(161,666)*	2,458,334	1,683,336
33	26/08/2015	16/08/2022	AUD 4.07	91,667	—	—	(16,667)*	75,000	50,000
34	27/04/2016	6/03/2023	AUD 2.82	3,621,667	—	—	(241,667)*	3,380,000	2,299,982
34a	27/04/2016	17/04/2023	AUD 2.76	200,000	—	—	—	200,000	133,334
34b	31/10/2016	6/03/2023	AUD 2.82	200,000	—	—	—	200,000	200,000
35	30/06/2016	30/06/2019	AUD 2.20	1,500,000	—	—	—	1,500,000	1,500,000
36	6/12/2016	5/12/2023	AUD 1.33	2,045,000	—	(33,333)	(126,667)*	1,885,000	611,666
36a	6/12/2016	5/12/2023	AUD 1.21	4,400,000	—	—	—	4,400,000	1,495,002
36b	13/01/2017	12/01/2024	AUD 1.67	450,000	—	—	(150,000)*	300,000	300,000
37	28/06/2017	27/06/2024	AUD 2.23	—	300,000	—	—	300,000	100,000
38	16/09/2017	15/09/2024	AUD 1.54	—	100,000	—	—	100,000	—
38a	16/09/2017	15/09/2024	AUD 1.40	—	150,000	—	—	150,000	—
39	13/10/2017	12/10/2024	AUD 1.94	—	2,310,000	—	(95,000)*	2,215,000	—
39a	13/10/2017	12/10/2024	AUD 1.76	—	2,000,000	—	(100,000)*	1,900,000	200,000
40	24/11/2017	23/11/2024	AUD 1.41	—	750,000	—	—	750,000	—
40a	24/11/2017	23/11/2024	AUD 1.28	—	750,000	—	—	750,000	—
June 30, 2018				25,100,246	6,360,000	(289,245)	(4,841,667)	26,329,334	14,339,320
Weighted average share purchase price				AUD 3.35	AUD 1.74	AUD 0.52	AUD 4.97	AUD 2.68	AUD 3.39

(1)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
INC	7/12/2010	26/10/2018	USD 0.305	154,064	—	—	—	154,064	154,064
INC	7/12/2010	26/10/2019	USD 0.340	447,848	—	—	—	447,848	447,848
INC	7/12/2010	25/04/2017	USD 0.444	127,956	—	(127,956)	—	—	—
INC	7/12/2010	2/05/2017	USD 0.444	127,956	—	(127,956)	—	—	—
16/LF2	24/02/2012	23/02/2017	USD 8.480	340,000	—	—	(170,000)		—
16/LF2	24/02/2012	23/02/2017	AUD 8.48		—	—	(170,000)*		—
17/LF3	9/07/2012	8/07/2018	AUD 6.69	250,000	—	—	(100,000)*	150,000	150,000
18/LF4	21/09/2012-29/10/2012	30/06/2017	AUD 6.70	1,948,333	—	—	(1,673,333)
18/LF4	21/09/2012-29/10/2012	30/06/2017	AUD 6.70		—	—	(275,000)*	—	—
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	AUD 6.29	100,000	—	—	(50,000)*	50,000	50,000
20/LF6	24/05/2013	23/05/2018	AUD 6.36	595,000	—	—	(170,000)*	425,000	425,000
21/LF7	3/09/2013	30/06/2018	AUD 5.92	2,430,000	—	—	(565,000)*	1,865,000	1,865,000
22/LF8	4/09/2013	27/08/2018	AUD 6.28	225,000	—	—	—	225,000	225,000
23a	26/11/2013	10/10/2018	AUD 6.20	33,333	—	—	(33,333)*	—	—
24	17/12/2013	16/12/2018	AUD 6.25	25,000	—	—	(25,000)*	—	—
25a (i&ii)	1/01/2014	31/12/2018	AUD 6.38	650,000	—	—	—	650,000	650,000
25b	12/12/2014	31/10/2019	AUD 4.51	50,000	—	—	—	50,000	33,334
25	1/07/2014	6/04/2019	AUD 5.80	10,000	—	—	(10,000)*	—	—
26/LF11	24/07/2014	23/07/2019	AUD 4.71	125,000	—	—	(125,000)*	—
27/LF12	5/09/2014	30/06/2019	AUD 4.71	2,865,000	—	—	(795,000)*	2,070,000	1,380,004
27(ii)	4/08/2014	3/08/2019	AUD 4.60	50,000	—	—	(50,000)*	—	—
27(iv)	25/08/2014	24/08/2019	AUD 4.67	75,000	—	—	—	75,000	50,000
28/LF13	9/10/2014	8/10/2019	AUD 4.54	235,000	—	—	(150,000)*	85,000	56,666
29	25/11/2014	24/11/2019	AUD 4.02	240,000	—	—	—	240,000	160,002
30a	25/03/2015	30/06/2018	AUD 5.00	650,000	—	—	—	650,000	650,000
30b	25/03/2015	25/01/2018	AUD 5.00	235,000	—	—	—	235,000	235,000
30c	25/03/2015	25/01/2019	AUD 5.00	135,000	—	—	—	135,000	135,000
30d	25/03/2015	30/06/2019	AUD 5.00	300,000	—	—	—	300,000	300,000
30e	25/03/2015	23/07/2019	AUD 5.00	165,000	—	—	—	165,000	165,000
30f	25/03/2015	23/07/2019	AUD 5.00	200,000	—	—	—	200,000	200,000
30g	25/03/2015	20/01/2019	AUD 4.71	300,000	—	—	—	300,000	200,000
30h	25/03/2015	25/01/2018	AUD 4.71	400,000	—	—	—	400,000	266,668
30i	25/03/2015	25/01/2019	AUD 4.46	600,000	—	—	—	600,000	600,000
30j	25/03/2015	30/06/2019	AUD 4.71	150,000	—	—	—	150,000	100,000
LF14	6/01/2015	16/12/2019	AUD 4.66	150,000	—	—	—	150,000	100,000
31a	27/04/2015	16/02/2020	AUD 4.73	20,000	—	—	(20,000)*	—	—
31b	12/05/2015	16/02/2020	AUD 4.30	200,000	—	—	—	200,000	200,000
32	10/07/2015	30/06/2022	AUD 4.22	3,840,000	—	—	(1,220,000)*	2,620,000	873,334
33	26/08/2015	16/08/2022	AUD 4.07	125,000	—	—	(33,333)*	91,667	41,667
34	27/04/2016	6/03/2023	AUD 2.82	5,140,000	—	(16,667)	(1,501,666)*	3,621,667	1,218,324
34a	27/04/2016	17/04/2023	AUD 2.76	200,000	—	—	—	200,000	66,667
34b	31/10/2016	6/03/2023	AUD 2.82	—	200,000	—	—	200,000	200,000
35	30/06/2016	30/06/2019	AUD 2.22	1,500,000	—	—	—	1,500,000	—
36	6/12/2016	5/12/2023	AUD 1.33	—	2,095,000	—	(50,000)*	2,045,000	—
36a	6/12/2016	5/12/2023	AUD 1.21	—	4,400,000	—	—	4,400,000	816,667
36b	13/01/2017	12/01/2024	AUD 1.67	—	450,000	—	—	450,000	150,000
June 30, 2017				25,414,490	7,145,000	(272,579)	(1,843,333)	25,100,246	12,165,245
Weighted average share purchase price				AUD 4.39	AUD 1.32	AUD 0.72	AUD 5.10	AUD 3.35	AUD 4.36

(1)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2019, 2018 and 2017 were AUD 2.06, AUD 1.46 and AUD 3.28 respectively. The weighted average remaining contractual life of share options and loan funded shares outstanding as of June 30, 2019, 2018 and 2017 were 4.53 years, 4.24 years and 4.09 years, respectively.

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

Modifications to share-based payment arrangements

During the year ended June 30, 2015, the Company repurchased an aggregate amount of $13.9 million (AUD 17.7 million) of loans under LFSP and correspondingly cancelled 2,985,000 of the Company’s ordinary shares held in trust for certain employees of the Company. As remuneration for the repurchase of loans and cancellation of these ordinary shares under LFSP, the Company granted options to purchase 2,985,000 of the Company’s ordinary shares at exercise prices ranging from AUD 4.44 to AUD 4.98 under ESOP 30a to 30i. As of March 25, 2015 (the “modification date”), the total incremental fair value granted as a result of these modifications was $0.6 million. During the year ended June 30, 2018, as a result of a fully underwritten institutional and retail entitlement offer to existing eligible shareholders (on a 1 for 12 basis) in September 2017, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 7.3. There were no modifications made to share-based payment arrangements during the year ended June 30, 2017 and June 30, 2019.

c.	Fair values of share based payments

The weighted average fair value of share options granted during the years ended June 30, 2019, 2018 and 2017 were AUD 0.95, AUD 0.61 and AUD 1.46, respectively.

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

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and granted during the year ended June 30, 2019 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
41	2019	1.52	1.52	52.31%	5.8 yrs	0%	2.16%
42	2019	1.56	1.56	52.40%	6.1 yrs	0%	2.36%
43	2019	1.87	1.70	52.78%	5.9 yrs	0%	2.27%
44	2019	1.72	1.59	54.40%	5.6 yrs	0%	1.91%
45	2019	1.33	1.33	54.11%	6.1 yrs	0%	2.01%
46	2019	1.45	1.33	53.92%	5.8 yrs	0%	1.14%
47	2019	1.45	1.33	53.95%	5.8 yrs	0%	1.19%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2019 was AUD 1.48.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2018 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
37	2018	2.23	2.02	52.21%	5.8 yrs	0%	2.22%
38	2018	1.54	1.37	52.04%	5.8 yrs	0%	2.41%
38a	2018	1.40	1.37	52.56%	5.8 yrs	0%	2.27%
39	2018	1.94	1.34	52.49%	5.9 yrs	0%	2.16%
39a	2018	1.76	1.34	52.49%	5.9 yrs	0%	2.16%
40	2018	1.41	1.32	52.35%	5.8 yrs	0%	2.43%
40a	2018	1.28	1.32	52.35%	5.8 yrs	0%	2.43%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2018 was AUD 2.08.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2017 are as follows:

Series	Financial year of grant	Exercise/Loan price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(1)	Dividend yield	Risk-free interest rate
34b	2017	2.82	1.24	51.13%	4.6 yrs	0%	2.16%
36	2017	1.33	2.32	51.63%	5.5 yrs	0%	2.15%
36a	2017	1.21	2.32	51.63%	5.5 yrs	0%	2.15%
36b	2017	1.67	2.32	51.63%	5.6 yrs	0%	2.15%

(1)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2017 was AUD 1.08.

18. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2019	2018	2017
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	690,245	620,837	729,598
Other audit services(1)	—	92,403	42,306
Total remuneration of PricewaterhouseCoopers Australia	690,245	713,240	771,904

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	89,038	93,839	77,723
Total remuneration of Network firms of PricewaterhouseCoopers Australia	89,038	93,839	77,723
Total auditors' remuneration(2)	779,283	807,079	849,627

(1)	Audit and review of financial reports and registration statements in connection with the filings on Form S-8 and F-3.
(2)	All services provided are considered audit services for the purpose of SEC classification.

19. Losses per share

	Year Ended June 30,
	2019	2018	2017
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(18.16)	(7.58)	(19.25)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(18.16)	(7.58)	(19.25)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(18.16)	(7.58)	(19.25)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(18.16)	(7.58)	(19.25)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(89,799)	(35,290)	(76,815)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(89,799)	(35,290)	(76,815)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(89,799)	(35,290)	(76,815)

	2019 Number	2018 Number	2017 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	494,381,490	465,688,997	399,042,172
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	494,381,490	465,688,997	399,042,172

Options granted to employees (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2019, 2018 and 2017. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2019, 2018 and 2017.

The calculations for the years ended June 30, 2018 and 2017 have been adjusted to reflect the bonus element in the entitlement offer to existing eligible shareholders which occurred during September 2018.

20. Parent entity financial information

a.	Summary financial information

The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2019	2018
Balance Sheet
Current Assets	6,723	19,499
Total Assets	643,708	676,385

Current Liabilities	5,792	6,086
Total Liabilities	5,878	6,186

Shareholders' Equity
Issued Capital	910,405	889,480
Reserves
Foreign Currency Translation Reserve	(209,207)	(174,948)
Share Options Reserve	65,379	61,320
(Accumulated losses)	(128,747)	(105,653)
	637,830	670,199

Loss for the period	(23,094)	(26,346)
Total comprehensive loss for the period	(23,094)	(26,346)

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

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2019 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in net loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as financial assets at fair value are recognized in other comprehensive income.

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

We adopted IFRS 15 Revenue from Contracts with Customers on July 1, 2018, using the modified retrospective approach. Revenue from contracts with customers is measured and recognized in accordance with the five step model prescribed by the standard.

First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration we expect to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer.

There was no cumulative impact of the adoption of IFRS 15 Revenue from Contracts with Customers on July 1, 2018.

Revenues from contracts with customers comprise commercialization and milestone revenue. We also have revenue from research and development tax incentives and interest revenue.

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

TiGenix arrangement

In December 2017, the Group entered into a patent license agreement with TiGenix NV, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell product, Alofisel®, a registered trademark of TiGenix, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, the Group received €5.0 million ($5.9 million)  before withholding tax as a non-refundable up-front payment and recognized this amount in revenue in December 2017 upon receipt. In December 2018, we received a milestone payment of €5.0 million ($5.9 million)  before withholding tax, and recognized this amount in revenue in December 2017 as all performance obligations had been satisfied at that time. We are entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

No milestone revenue was recognized in relation to the patent license agreement with Takeda in the year ended June 30, 2019.

In the year ended June 30, 2018, the Group recognized $11.8 million in milestone revenue in relation to the Group’s patent license agreement with Takeda. Within this $11.8 million, €5.0 million ($5.9 million)  was recognized in relation to the non-refundable up-front payment received upon execution of the Group’s patent license agreement with Takeda in December 2017 and €5.0 million ($5.9 million)  was recognized in relation to further payments due within 12 months of the patent license agreement date for product Alofisel®. These amounts were recorded in revenue as there are no further performance obligations required in regards to these milestones.

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

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, we are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share. In October 2018, we expanded our partnership with JCR in Japan for wound healing in patients with Epidermolysis Bullosa (“EB”). We will receive royalties on TEMCELL product sales for EB. We apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognize royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

For the years ended June 30, 2019 and 2018, we recognized $5.0 million and $3.6 million, respectively, in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan, by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

For the year ended June 30, 2019, we recognized $1.0 million in cumulative net sales milestone revenue upon licensee, JCR, reaching milestones for sales of TEMCELL in Japan. For the year ended June 30, 2018, the Group recognized $1.5 million of milestone revenue from JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

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

The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2019 and 2018, the rate of the refundable tax offset is 43.5%. For the year ended June 30, 2019, the Group has recognized loss of $0.1  million due to an adjustment of management’s estimate of revenue for the year ended June 30, 2018. For years ended June 30, 2018 and 2017, the Group recognized income of $1.8 million and $1.5 million, respectively years ended June 30, 2019 and 2018.

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

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other development costs that do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses, are not recognized as an asset in a subsequent period and will remain expensed. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life.

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

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for expected credit losses. The Group uses the simplified approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance. Debts which are known to be uncollectible are written off in the consolidated income statement. All trade receivables and other receivables are recognized at the value of the amounts receivable, as they are due for settlement within 60 days and therefore do not require remeasurement.

l.	Investments and other financial assets
(i)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss); and
•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flow. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). See Note 5 for details about each type of financial asset.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Details on how the fair value of financial instruments is determined are disclosed in Note 5(g).

Equity instruments

The group subsequently measures all equity investments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv)	Impairment

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 5(b) for further details.

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

(iii)	In-process research and development acquired

In-process research and development that has been acquired as part of a business acquisition is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form. Indefinite life intangible assets are not amortized but rather are tested for impairment annually in the third quarter of each year, or whenever events or circumstances present an indication of impairment.

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

Hercules

On March 6, 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019, which resulted in an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the year ended June 30, 2019, we recognized a $0.4 million gain in the Income Statement as remeasurement of borrowing arrangements within finance costs. An additional $25.0 million may be drawn as certain conditions and milestones are met. The loan matures in March 2022 with principal repayments commencing in October 2019 with the ability to defer the commencement of principal repayments up to 30 months to October 2020 if certain conditions and milestones are met. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On March 22, 2018, June 14, 2018, September 27, 2018 and December 20, 2018, in line with the increase in the U.S. prime rate, the interest rate on the loan increased to 9.70%, 9.95%, 10.20% and 10.45%, respectively.

NovaQuest

On June 29, 2018, we drew the first tranche of $30.0 million of the principal amount from the $40.0 million secured loan with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. A $0.4 million loan administration fee is payable annually in June and is recognized as a current liability. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

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

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement in the period the revision is made. For the year ended June 30, 2019, a $0.7 million loss has been recognized by the Group in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s floating rate loan with the senior creditor, Hercules.

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

Our company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Unless mentioned otherwise, amounts within this report have been rounded off in accordance with that Legislative Instrument to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages 150 to 210 are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2019 and of its performance for the fiscal year ended on that date, and
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

This declaration is made in accordance with a resolution of the directors.

/s/ Joseph Swedish	/s/ Silviu Itescu
Joseph Swedish	Silviu Itescu
Chairman	Chief Executive Officer

Melbourne, August 30, 2019

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Item 19.	Exhibits

Item

1.1*	Constitution of Mesoblast Limited adopted on November 22, 2018.
1.2	Certificate of Registration of Mesoblast Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
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
4.21†

Patent License and Settlement Agreement with TiGenix S.A.U., dated December 14, 2017 (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.22†

Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated March 6, 2018 (incorporated by reference to Exhibit 4.22 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.23†

Loan and Security Agreement by and between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International (UK) Limited, Mesoblast International Sàrl and NQP SPV II, L.P., dated June 29, 2018 (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.24†

Development and Commercialization Agreement by and between Mesoblast Inc., Mesoblast International Sàrl and Tasly Pharmaceutical Group Co., Ltd. dated July 17, 2018 (incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.25*✓	Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated October 12, 2018.
4.26*✓

First Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated January 11, 2019

4.27*✓	Second Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated June 5, 2019.
8.1*	List of Significant Subsidiaries of Mesoblast Limited.
10 *	Consent of independent registered public accounting firm.
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2019.
99.2*	Auditor’s independence declaration, dated August 30, 2019.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited
By:	/s/ Joseph R Swedish
Name:	Joseph R Swedish
Title:	Chairman

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer

Dated: August 30, 2019