Form 20-F
period 2020-06-30
MESOBLAST LTD
filed 2020-09-03
CIK 1345099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

583,949,612 Ordinary Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

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

Except where the context requires otherwise and for purposes of this Form 20-F only:

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
•	“Mesoblast,” “we,” “us” or “our” refer to Mesoblast Limited and its subsidiaries.
•	“A$” or “Australian dollar” refers to the legal currency of Australia.
•	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB.
•	“AIFRS” refers to the Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board, or AASB.
•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
•	“FDA” refers to the United States Food and Drug Administration.
•	“US$” or “U.S. dollars” refers to the legal currency of the United States.
•	“U.S.” or “United States” refers to the United States of America.
•	“€” or “Euro” refers to the legal currency of the European Union.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” “should”, “may”, “goal,” “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward- looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;
•	our ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials;
•	our ability to advance our manufacturing capabilities;

•	the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any;
•	our ability to take advantage of the potential benefits of the 21st Century Cures Act;
•	the impact that the COVID-19 pandemic could have on business operations;
•	the commercialization of our product candidates, if approved;
•	regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies;
•	the potential for our product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	our ability to establish and maintain intellectual property on our product candidates and our ability to successfully defend these in cases of alleged infringement;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	our ability to obtain additional financing;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our financial performance;
•	developments relating to our competitors and our industry;
•	the pricing and reimbursement of our product candidates, if approved; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

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

The following selected consolidated financial data presented below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended June 30, 2020, 2019 and 2018 are included in “Item 18. Financial Statements” in this Form 20-F. The selected financial data as of June 30, 2017 and 2016 and for the years ended June 30, 2017, and 2016 have been derived from the consolidated financial statements of the Company not included in this Annual Report. This data should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

The summary consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto. Historical results are not necessarily indicative of results to be expected in the future.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2020	2019	2018	2017	2016
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$6,614	$5,003	$3,641	$1,444	$37,969
Milestone revenue	25,000	11,000	13,334	500	3,500
Interest revenue	542	719	366	468	1,079
Total revenue	32,156	16,722	17,341	2,412	42,548

Research & development	(56,188)	(59,815)	(65,927)	(58,914)	(50,013)
Manufacturing commercialization	(25,309)	(15,358)	(5,508)	(12,065)	(29,763)
Management and administration	(25,609)	(21,625)	(21,907)	(23,007)	(22,500)
Fair value remeasurement of contingent consideration(1)	1,380	(6,264)	10,541	(130)	28,112
Other operating income and expenses	(455)	(1,086)	1,312	1,489	2,714
Finance costs	(13,330)	(11,328)	(1,829)	—	—
Impairment of intangible assets	—	—	—	—	(61,919)
Loss before income tax	(87,355)	(98,754)	(65,977)	(90,215)	(90,821)
Income tax benefit/(expense)	9,415	8,955	30,687	13,400	86,694
Loss attributable to the owners of Mesoblast Limited	$(77,940)	$(89,799)	$(35,290)	$(76,815)	$(4,127)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	Cents	Cents
Basic - losses per share(2)	(14.74)	(18.16)	(7.58)	(19.25)	(1.13)
Diluted - losses per share(2)	(14.74)	(18.16)	(7.58)	(19.25)	(1.13)

(1)

For the year ended June 30, 2017, the Group identified an opportunity to enhance the presentation of the fair value remeasurement of contingent consideration and associated unwinding of the discount rate recorded within finance costs in the Consolidated Income Statement. The Group considered that the change in contingent consideration is primarily due to changes in assumptions about the settlement of the contingent consideration and these line items in the Consolidated Income Statement should therefore be reported in aggregate, to provide more relevant information to the users of the financial statements. This change in presentation has been retrospectively applied to the year ended June 30, 2016.

(2)

For the year ended June 30, 2018, the Group adjusted its losses per share calculations to reflect the bonus element in the fully underwritten institutional and retail entitlement offer to existing eligible shareholders which occurred in September 2017. This change has been retrospectively applied to the years ended June 30, 2017 and 2016.

	As of June 30,
(in U.S. dollars, in thousands except per share information)	2020	2019	2018	2017	2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	129,328	50,426	37,763	45,761	80,937
Total current assets	136,548	62,522	101,071	63,609	88,823
Total assets	733,602	652,115	692,443	655,686	684,018
Total current liabilities	90,143	44,331	24,003	36,670	29,415
Total liabilities	184,276	171,063	146,435	138,920	155,857
Total net assets	549,326	481,052	546,008	516,766	528,161
Equity:
Issued capital (538,949,612; 498,626,208; 482,639,654; 428,221,398 and 381,363,137 ordinary shares (no par value) issued as of June 30, 2020, 2019, 2018, 2017 and 2016, respectively)	1,051,450	910,405	889,481	830,425	770,272
Reserves	46,634	40,638	36,719	31,243	25,976
(Accumulated loss)/retained earnings	(548,758)	(469,991)	(380,192)	(344,902)	(268,087)
Total equity	549,326	481,052	546,008	516,766	528,161

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	2018	2017	2016
Cash Flow Data:
Net cash (outflows) in operating activities	(56,365)	(57,790)	(75,012)	(95,471)	(87,996)
Net cash (outflows)/inflows in investing activities	(3,273)	(1,000)	(1,153)	142	(1,727)
Net cash inflows in financing activities	137,044	71,608	68,613	60,005	62,066
Net increase/(decrease) in cash and cash equivalents	77,406	12,818	(7,552)	(35,324)	(27,657)

Exchange Rate

The Company publishes its consolidated financial statements expressed in U.S. dollars. Mesoblast Limited, the parent entity of the Group, has a functional currency of Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. On June 30, 2020, for translations of Australian dollars into U.S. dollars, a rate of US$0.6870 = A$1.00 has been used as this was the foreign exchange rate obtained through our bank to settle material inter Group foreign exchange transactions on this day. The Australian dollar into U.S. dollar daily exchange rate as issued by the Reserve Bank of Australia for June 30, 2020 was 0.6863. Other than on June 30, 2020, the translation of Australian dollar into U.S. dollar have been made at the daily exchange rate as issued daily by the Reserve Bank of Australia (http://www.rba.gov.au/statistics/tables/).

Exchange rates for the six months to July 2020 A$1.00 per US$:

	High	Low
Most recent six months:
Month ended February 29, 2020	0.6760	0.6524
Month ended March 31, 2020	0.6620	0.5571
Month ended April 30, 2020	0.6566	0.6035
Month ended May 31, 2020	0.6659	0.6382
Month ended June 30, 2020	0.7000	0.6742
Month ended July 31, 2020	0.7213	0.6895

Exchange rates for the last five fiscal years A$1.00 per US$:

Average Rate(1)
Annual:
Fiscal year ended
June 30, 2016	0.7272
June 30, 2017	0.7542
June 30, 2018	0.7736
June 30, 2019	0.7153
June 30, 2020	0.6715

(1)	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.
3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

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

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2020 was $77.9 million. As of June 30, 2020, we have an accumulated deficit of $548.8 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

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

Our operations have consumed substantial amounts of cash since inception. As of June 30, 2020, our cash and cash equivalents were $129.3 million. We expect to continue to incur significant expenses and increase our cumulative operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

•

continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), remestemcel-L and MPC-300-IV (inflammatory conditions) product candidates;

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

As described in Note 1(i) of our accompanying financial statements, we have an overarching strategy to fund operations predominately through sales of RYONCILTM (“RYONCIL”) and non-dilutive strategic and commercial transactions. In addition to increasing cash inflows through sales of RYONCIL, we intend to enter into new strategic partnerships for our Phase 3 product candidates, drawing on additional funds from existing strategic and financing partnerships, subject to certain conditions, or through equity-based financing. Over the next 12 months some or all of these cash inflows will be required for us to meet our forecast expenditure and continue as a going concern, although there is uncertainty related to our ability to access these cash inflows.

Management and the directors believe that we will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding or partnerships in the future, we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in us.

The terms of our loan facilities with Hercules Capital, Inc. (“Hercules”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

On March 6, 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million at closing, and we have subsequently drawn a further $15.0 million. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate RYONCIL in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Hercules and NovaQuest contain a number of restrictive covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Hercules or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Hercules or NovaQuest accelerates the repayment, if any, we may not have sufficient funds to repay our existing debt. If we were unable to repay those amounts, Hercules or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Hercules, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 86% of our cash and cash equivalents as of June 30, 2020 were denominated in U.S. dollars and 14% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

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

We may encounter substantial delays in our clinical studies, including as a result of the COVID-19 pandemic.

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

In addition, our ongoing clinical trials may be affected by delays in monitoring and data collection as a result of the COVID-19 pandemic, including due to prioritization of hospital resources, travel restrictions, and the inability to access sites for patient monitoring. In addition, some patients may be unable to comply with clinical trial protocols if quarantines or stay at home orders impede patient movement or interrupt health services.

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

•

differing genotypes, average body weights and other patient profiles within and across countries from our donor profile may impact the optimal dosing or may otherwise impact the results of our clinical trials; and

•	the COVID-19 pandemic limiting our ability to commence and conduct studies, including recruiting patients.

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

We are developing MPC-150-IM, which will focus on Class II-IV CHF, and RYONCIL, which will focus on SR-aGVHD. We have also started developing remestemcel-L in COVID-19 infected patients with moderate to severe acute respiratory distress syndrome (“ARDS”) on ventilator support. The patients who receive our product candidates are very ill due to their underlying diseases.

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

Further, regulatory requirements governing stem cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA has issued guidance documents in 2018, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

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

Orphan drug designation may not ensure that we will benefit from market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug designation or other regulatory exclusivity for some of our product candidates, our competitive position would be harmed.

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

Our remestemcel-L product candidate has received orphan drug designation for the treatment of aGVHD by the FDA and EMA, and our CHF product candidate, rexlemestrocel-L has received orphan drug designation from the FDA for prevention of post-implantation mucosal bleeding in end-stage CHF patients who require a left ventricular assist device (“LVAD”). If we seek orphan drug designations for other product candidates in other indications, we may fail to receive such orphan drug designations and, even if we succeed, such orphan drug designations may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.

We may face competition from biosimilars due to changes in the regulatory environment.

In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar”, or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. Under President Trump’s administration, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars causing the price for our products and our potential market share to suffer, resulting in lower product sales.

Our completed BLA submission for pediatric SR-aGVHD may not be approved and even if it is approved, we will continue to be closely regulated by FDA.

As a biological product, our allogeneic cellular medicine, RYONCIL, for the treatment of pediatrics with SR-aGVHD, requires regulatory approval from the FDA before it may legally be distributed in U.S. commerce. In particular, RYONCIL will require FDA approval of a BLA under Section 351 of the Public Health Service Act to be commercialized. We initiated the filing of this BLA application in May 2019 and completed the submission on January 31, 2020. The outcome of this BLA application is uncertain, and there is a risk that it may not be approved by the FDA.

We have received Fast Track designation from the FDA for RYONCIL in pediatrics with SR-aGVHD. A biologic product that receives Fast Track designation can be eligible for regulatory benefits, including rolling BLA review. Rolling review of a BLA enables individual modules of the application to be submitted to and reviewed by the FDA on an ongoing basis, rather than waiting for all sections of a BLA to be completed before submission. We have now filed all components of this rolling submission. Priority Review was confirmed on March 31, 2020, and an action date of September 30, 2020 was advised. Fast Track designation may provide for a more streamlined development or approval process but it does not change the standards for approval and may be rescinded by the FDA if the product no longer meets the qualifying criteria.

The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.  During the course of review of our BLA, the FDA may request or require additional preclinical, clinical, chemistry and manufacturing, controls (or CMC), or other data and information. The development and provision of these data and information may be time consuming and expensive. Our failure to comply, or the failure of our contract manufacturers to satisfy, applicable FDA CMC requirements could result in a delay or failure to obtain approval of our BLA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in our submission and may request additional testing or information. The testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. In addition, the FDA or other regulatory agencies may find the data from our clinical studies insufficient to support marketing approval. For example, our Phase 3 study for RYONCIL, which met the primary clinical endpoint with statistical significance, was conducted as a single-arm study due to the seriousness of the condition, the rapid clinical deterioration of affected patients, the mounting literature suggesting a meaningful treatment effect, and the position in the medical community that a randomized controlled trial was neither feasible nor ethical in this patient population. While we have provided the FDA with comparator outcomes from control subjects, it is possible that the FDA may not find the data sufficient for approval. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

We have recently participated in an Oncologic Drugs Advisory Committee (“ODAC”) proceeding in connection with the FDA’s review of the BLA for our SR-aGVHD product candidate. It is possible that we will have to participate in other Advisory Committee proceedings for other of our product candidates. FDA Advisory Committees are convened to conduct public hearings on matters of importance that come before the FDA, to review the issues involved, and to provide advice and recommendations to the FDA. New product candidates may be referred for review by Advisory Committees whether the FDA has identified issues or concerns in respect of such candidates or not. Advisory Committee input and recommendations may be used at the discretion of the FDA. Advisory Committee proceedings are in part conducted publicly. While the recommendations made by Advisory Committees in respect of marketing applications for any product are not dispositive, such determinations and recommendations are often influential, and may be made available publicly and to the advantage of our competitors. In addition, it is possible that safety findings and recommendations as well as other concerns and considerations raised by Advisory Committee members, who constitute a multi-disciplinary group of experts (including representatives and/or advocates from the consumer sector), may impact the FDA’s review of our product candidate submissions or labeling unfavorably. Furthermore, commentary from Advisory Committee proceedings can figure into future product and other litigation.

Even if we receive regulatory approval for our RYONCIL product, such approval may entail limitations on the indicated uses for which such product may be marketed and/or require post-marketing testing and surveillance to monitor safety or efficacy of our product. The FDA may limit further marketing of our product based on the results of post-marketing studies, if compliance with pre- and post-marketing regulatory standards is not maintained, or if problems occur after our product reaches the marketplace such as later discovery of previously unknown problems or concerns with our product, including adverse events of unanticipated severity or frequency, or with our manufacturing processes.

The COVID-19 pandemic could adversely impact the BLA review process for RYONCIL

The FDA has accepted for Priority Review our BLA for RYONCIL. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.

Our contract manufacturing partner, Lonza, manufactures RYONCIL at its facility in Singapore. Singapore is experiencing a number of COVID-19 cases in its population and has increased the DORSCON level to orange. If new cases continue to be identified, it could negatively impact business continuity at this facility as staff numbers may be affected by quarantine requirements.

If the business continuity at Lonza’s Singaporean facility is negatively affected, the FDA could be unable to assess the compliance of such facility with the standards required to assure RYONCIL’s continued safety, purity and potency. In this case, the BLA review process for RYONCIL could be negatively affected.

The ability of FDA inspectors to visit the site to conduct GMP inspections may be impacted by regional travel restrictions, and other COVID-19 measures. The FDA may in general have slower response times in assessing our BLA filing. Such an impact may delay the approval of the BLA.

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

We have manufactured clinical and commercial quantities of our mesenchymal lineage adult stem cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We have commenced manufacture of commercial batches in preparation for a successful BLA review, and subsequent launch. We anticipate a prior approval inspection of the facilities and our testing laboratories by the FDA. In the event that the inspections result in observations that need to be corrected, it may delay the approval and launch of this product.

In addition, the production of any biopharmaceutical, particularly stem cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed for clinical trials and/or any resulting commercialization.

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

The COVID-19 pandemic may adversely impact the manufacturing and commercialization of RYONCIL, and other product candidates.

On October 17, 2019, we announced that we had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the potential approval and launch of RYONCIL for the treatment of pediatric acute graft versus host disease in the US market. We currently also manufacture our other product candidates with Lonza Singapore.

Due to the COVID-19 pandemic, Singapore is currently experiencing a number of COVID-19 cases in its population and has increased the DORSCON level to orange. If new cases continue to be identified, it could negatively impact business continuity at the facility as staff numbers may be affected by quarantine requirements. The COVID-19 pandemic could also adversely affect our or our contract manufacturer’s ability to acquire raw materials or components required in our manufacturing process, including bone marrow. As a result, the manufacturing and the commercialization of RYONCIL and other product candidates could be adversely affected.

We rely on contract manufacturers to supply and manufacture our product candidates. Our business could be harmed if Lonza fails to provide us with sufficient quantities of these product candidates or fails to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage adult stem cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture our mesenchymal lineage adult stem cell product candidates. Relying on Lonza to manufacture our mesenchymal lineage adult stem cell product candidates entails risks, and Lonza may:

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

In addition, the lead time needed to establish a relationship with a new manufacturer can be lengthy and expensive, and we may experience delays in meeting demand in the event we must switch to a new manufacturer. We are expanding our manufacturing collaborations in order to meet future demand and to provide back-up manufacturing options, which also involves risk and requires significant time and resources. Our future collaborators may need to expand their facilities or alter the facilities to meet future demand and changes in regulations. These activities may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

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

The initial stage of manufacturing involves obtaining mesenchymal lineage adult stem cell-containing bone marrow from donors, for which we currently rely on our suppliers. Mesenchymal lineage adult stem cells are isolated from each donor’s bone marrow and expanded to create a master cell bank. Each individual master cell bank comes from a single donor. A single master cell bank can source many production runs, which in turn can produce up to thousands of doses of a given product, depending on the dose level. The process of identifying new donor tissue, testing and verifying its validity in order to create new master cell banks and validating such cell bank with the FDA and other regulatory agencies is time consuming, costly and prone to the many risks involved with creating living cell products. There could be consistency or quality control issues with any new master cell bank. Although we believe we and our collaborators have the necessary know-how and processes to enable us to create master cell banks with consistent quality and within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we or our collaborators will be able to successfully do so, and any failure or delays in creating new master cell banks may have a material adverse impact on our business, results of operations, financial conditions and growth prospects and could result in our inability to continue operations.

We and our collaborators depend on a limited number of suppliers for our product candidates’ materials, equipment or supplies and components required to manufacture our product candidates. The loss of these suppliers, or their failure to provide quality supplies on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture our product candidates, as well as various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for disc repair). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:

•	our or our collaborators’ suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•	our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture our product candidates as a result of the COVID-19 outbreak;
•	we or our collaborators may be unable to locate suitable replacement suppliers on acceptable terms or on a timely basis, or at all; and
•	delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

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

In addition, the regulatory authorities may, at any time before or after product approval, audit or inspect a manufacturing facility involved with the preparation of our product candidates or raw materials or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee each contract manufacturer involved in the production of our product candidates, we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements. If the contract manufacturer is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition. If the manufacturer fails to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.

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
•

the clinical indications for which the product is approved, and the label approved by regulatory authorities for use with the product, including any warnings or contraindications that may be required on the label;

•	acceptance by physicians, patients, and with pediatric indications by parents/caregivers of the product as a safe and effective treatment;
•	the cost, safety and efficacy of treatment in relation to alternative treatments;
•	the continued projected growth of markets for our various indications;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects;
•	the effectiveness of our, and our collaborators’ sales and marketing efforts; and
•	sufficient third-party insurance and other payor (e.g., governmental) coverage and reimbursement.

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

We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and, if any such product candidates obtain regulatory approval, our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political and military conditions in such countries. For example, on June 23, 2016, the electorate in the United Kingdom, or UK, voted in favor of leaving the European Union (EU) (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. On January 31, 2020 the UK formally left the EU and a transition period commenced. There continues to be an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, which may last for a number of months or years. If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

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

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period before we might face generic or follow-on competition could be shortened and we may not be able to stop our competitors from launching competing products following our patent expiration, and our revenue could be reduced, possibly materially.

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

If our ability to use cumulative carry forward net operating losses is or becomes subject to certain limitations or if certain tax incentive credits from which we may benefit expire or no longer apply to us, our business, results of operations and financial condition may be adversely affected.

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2020, our cumulative operating losses have a total potential tax benefit of $128.5 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.

In addition, we may be eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in 2016 and in the May 2018 Federal budget announced its intention to pass certain recommendations of the review panel into law to reduce the research and development tax incentive credits available in certain circumstances. One of the changes announced in May 2018 was to reduce the amount of the research and development tax incentive credits available by capping the annual refundable tax offset amount at A$4.0 million for companies with an annual aggregate turnover of less than A$20.0 million, however, refundable tax offsets related to spend incurred on clinical trials conducted in Australia would not be capped. If the Research and Development Tax program incentives are revoked or modified, or if we no longer qualify as a small-medium business under the A$20.0 million turnover test or we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.

Our combined worldwide turnover of the Mesoblast Group has been in excess of A$20.0 million for the years ended June 30, 2020 and 2019 making us ineligible for the refundable cash tax offset for the research and development tax incentive. As a result, no income was recognized from the Research and Development Tax Incentive program for the years ended June 30, 2020 and 2019.

There can be no assurances that we will benefit from these incentives in the future if our annual aggregate turnover is in excess of A$20.0 million or that such tax incentive credit programs will not be revoked or modified in any way in the future.

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

Significant disruptions of information technology systems, data security breaches or unauthorized disclosure of sensitive data could adversely affect our business by exposing us to liability and affect our business and reputation.

The Company is increasingly dependent on critical, complex, and interdependent information technology systems (IT systems), including cloud based software and external servers, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The information and data processed and stored in our IT systems, and those of our research collaborators, CROs, contract manufacturers, suppliers, distributors, or other third parties for which we depend to operate our business, may be vulnerable to cybersecurity breaches from unauthorized activity by our employees, contractors or malware, hacking, business email compromise, phishing or other cyberattacks directed by other parties. Such breaches can result in loss, damage, denial-of-service, unauthorized access or misappropriation and may pose a risk that sensitive data, including our intellectual property, trade secrets or personal information of our employees, patients, customers or other business partners may be exposed to unauthorized persons or to the public. In addition, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. The increase in working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, manufacturing sites, clinical trial sites, and other third parties.

The rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, may mean our measures to prevent, respond to and minimize such risks may be ineffective. If a material incident or interruption were to occur, it could result in a disruption of our development programs and future commercial operations, including due to a loss, corruption or unauthorized disclosure of our proprietary or sensitive information. Additionally, the costs to the company to investigate and mitigate cybersecurity incidents could be significant.  Any disruption, security breach, or action by the company,  its employees, or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within Australia and the United States and elsewhere where we conduct business, could result in; enforcement actions by both countries state and federal governments or foreign governments, liability or sanctions under data privacy laws including healthcare laws such as the Privacy Act or HIPAA that protect certain types of sensitive information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation which could harm our business and operations.

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

As a “foreign private issuer”, as defined in Rule 405 under the Securities Exchange Act of 1933, as amended (the “Securities Act”), whose ADSs will be listed on the Nasdaq, we will be permitted to, and plan to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For example, we may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings. This difference may result in a board that is more difficult to remove and less shareholder approvals required generally. In addition, we may follow home country practice instead of the Nasdaq Global Select Market requirement to hold executive sessions and to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. The above differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions. Further, we may follow home country practice instead of the Nasdaq Global Select Market requirement to obtain shareholder approval prior to the establishment or amendment of certain share option, purchase or other compensation plans. This difference may result in less shareholder oversight and requisite approvals for certain company compensation related decisions. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or SEC, and the Nasdaq Global Select Market, the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under the Nasdaq Global Select Market rules.

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

Based upon an analysis of our income and assets for the taxable year ended June 30, 2020, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and as the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

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

Important Corporate Developments

Fiscal year 2020 to date of annual report

August

The Oncologic Drugs Advisory Committee (“ODAC”) of the United States Food and Drug Administration (“FDA”) voted overwhelmingly in favor that available data support the efficacy of RYONCIL™ (“RYONCIL”) in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”). The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. RYONCIL has been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (“PDUFA”). If approved by the PDUFA date, Mesoblast plans to launch RYONCIL in the United States in 2020. There are currently no FDA-approved treatments in the United States for children under 12 with SR-aGVHD, a potentially life-threatening complication of an allogeneic bone marrow transplant for blood cancer.

July

The independent Data Safety Monitoring Board (“DSMB”) set a date for early September to complete the first interim analysis of the Phase 3 trial of Mesoblast’s allogeneic product candidate remestemcel-L in ventilator-dependent COVID-19 patients with moderate to severe acute respiratory distress syndrome (“ARDS”). The trial’s first 90 patients will have completed 30 days of follow up during August, after which the DSMB will perform an interim analysis review of the safety and efficacy data. The DSMB will then inform Mesoblast on whether the trial should proceed as planned, or should stop early. There are currently no approved treatments for COVID-19 ARDS, the primary cause of death in patients infected with COVID-19.

Mesoblast’s executive leadership was expanded with the appointment of Dagmar Rosa-Bjorkeson to the role of Chief Operating Officer. Her responsibilities include managing commercial operations, leading the business units, building out key strategic alliances, and overseeing product launches.

An Expanded Access Protocol (“EAP”) has been initiated in the United States for compassionate use of remestemcel-L in the treatment of COVID-19 infected children with cardiovascular and other complications of multisystem inflammatory syndrome (“MIS-C”). Patients aged between two months and 17 years may receive one or two doses of remestemcel-L within five days of referral under the EAP. MIS-C is a life-threatening complication of COVID-19 in otherwise healthy children and adolescents that includes massive simultaneous inflammation of multiple critical organs and their vasculature.

June	Mesoblast (ASX:MSB) was promoted to inclusion in the S&P/ASX index.

Phase 2 results presented to the 2020 International Society for Cell & Gene Therapy (“ISCT”) annual meeting showed that treatment with remestemcel-L in patients with Chronic Obstructive Pulmonary Disease (“COPD”) and an elevated state of inflammation resulted in improved respiratory and functional outcomes. The post-hoc analysis from a randomized, placebo-controlled 60-patient Phase 2 trial in patients with COPD showed that remestemcel-L, given in four monthly intravenous doses of 100 million cells, significantly improved respiratory and functional clinical outcomes in patients with elevated levels of the inflammatory biomarker C-reactive protein (“CRP”). Significantly elevated CRP levels are predictive of increased hospitalization and death in patients with COPD, and are seen in various acute lung diseases, including ARDS, a life-threatening complication of COVID-19.

May

Clinical outcomes of RYONCIL in children and adults with SR-aGVHD were published in three peer-reviewed articles and an accompanying editorial in the May issue of Biology of Blood and Marrow Transplantation, the official publication of the American Society for Transplantation and Cellular Therapy. The articles highlighted consistent benefits seen across the three distinct trials in patients with the greatest levels of inflammation and the most severe grades of the disease.

Successful completion of a US$90.0 million (A$138.0 million) capital raising via a placement of 43.0 million shares to existing and new institutional investors at a price of A$3.20 per share. A significant portion of the net proceeds will be used to scale-up manufacturing of the Company’s lead product candidate remestemcel-L for the treatment of critically ill patients suffering with diseases caused by cytokine release syndromes associated with high mortality, particularly COVID-19 ARDS. Proceeds will also be used for working capital and general corporate purposes.

The first patients were dosed in the Phase 3 randomized placebo-controlled trial in the United States of remestemcel-L in COVID-19 infected patients with moderate to severe ARDS on ventilator support. The trial will randomize up to 300 ventilator-dependent patients in intensive care units to either remestemcel-L or placebo (1:1) on top of maximal care, in line with specific guidance provided by the FDA for robust statistical analysis. The primary endpoint is all-cause mortality within 30 days of randomization, with the key secondary endpoint being the number of days alive and off mechanical support. Enrollment will occur in up to 30 sites across the United States and is expected to complete within three to four months, with interim analyses planned which could result in stopping the trial early for efficacy or futility.

April

A Phase 3 randomized, placebo-controlled trial to rigorously confirm whether remestemcel-L provides a survival benefit in patients with moderate/severe ARDS due to COVID-19 commenced enrollment of up to 300 patients.

There was 83% survival in ventilator-dependent COVID-19 patients (10/12) with moderate/severe ARDS treated with two infusions of remestemcel-L within the first five days under emergency compassionate use at New York City’s Mt Sinai hospital during the period March-April 2020. Of these patients, 75% (nine of 12) successfully came off ventilator support within a median of 10 days. These results contrast with only 9% of ventilator-dependent COVID-19 patients being able to come off ventilators with standard of care treatment and only 12% survival in ventilator-dependent COVID-19 patients at two major referral hospital networks in New York during the same time period. This compassionate use treatment experience has informed the design of the clinical protocol for the randomized, placebo-controlled trial of remestemcel-L in ventilator-dependent COVID-19 moderate/severe ARDS patients in the United States.

Mesoblast announced that remestemcel-L will be formally evaluated in a randomized, placebo-controlled trial in patients with ARDS caused by COVID-19. This multi-center Phase 2/3 trial will be conducted in collaboration with the Cardiothoracic Surgical Trials Network (“CTSN”), which was established by the United States National Institutes of Health’s National Heart, Lung and Blood Institute (“NHLBI”) as a flexible platform for conducting collaborative trials.

The FDA cleared an Investigational New Drug application to treat patients with ARDS caused by COVID-19 with intravenous infusions of remestemcel-L.

The FDA accepted for priority review our BLA filing for RYONCIL for the treatment of children with SR-aGVHD. The FDA set a PDUFA action date of September 30, 2020, and if approved, Mesoblast will make RYONCIL immediately available in the United States.

March

Results from a sub-study of 70 patients with end-stage ischemic heart failure and a Left Ventricular Assist Device (“LVAD”), of 159 randomized patients who received either REVASCOR or saline, were presented at the American College of Cardiology (“ACC”) Virtual Scientific Sessions. The conclusions were that REVASCOR had a beneficial effect on LVAD weaning, major mucosal bleeding, serious adverse events, and readmissions in ischemic heart failure patients; that these findings may reflect the effect of REVASCOR on angiogenesis, inflammation and endothelial dysfunction; and warranted further clinical research. End-stage ischemic heart failure patients with LVADs are older and have co-morbidities such as diabetes, thereby closely resembling the majority of patients in our 566-patient Phase 3 trial for advanced chronic heart failure. The full results from these 70 patients will be published in a peer-reviewed journal.

Plans to evaluate remestemcel-L in patients with ARDS, the principal cause of death in COVID-19 infection, were announced, supported by recently published results from an investigator-initiated clinical study conducted in China which reported that allogeneic mesenchymal stem cells (“MSC”) cured or significantly improved functional outcomes in all seven treated patients with severe COVID-19 pneumonia. Additionally, in post-hoc analyses of a 60-patient randomized controlled study in COPD, remestemcel-L infusions were well tolerated, significantly reduced inflammatory biomarkers, and significantly improved pulmonary function in those patients with elevated inflammatory biomarkers. Since the same inflammatory biomarkers are also elevated in COVID-19, these data suggest that remestemcel-L could be useful in the treatment of patients with ARDS due to COVID-19.

February

The aggregated results from 309 children treated with RYONCIL were presented at the American Society for Transplantation Cellular Therapy and the Center for International Blood & Bone Marrow Transplant Research meeting in Orlando, Florida on February 22. The data showed that treatment with RYONCIL across three separate trials resulted in consistent treatment responses and survival outcomes in children with SR-aGVHD.

The investigator-initiated expanded access protocol using our cryopreserved allogeneic cell therapy product candidate remestemcel-L for steroid-refractory chronic graft versus host disease (“chronic GVHD”) resulted in clinically meaningful outcomes in the first three treated patients, two children and one adult, within 28 days after two infusions. On the basis of the results, under the expanded access protocol Mesoblast plans to collaborate with key bone marrow transplant centers to evaluate remestemcel-L in a pivotal trial for chronic GVHD.

Mesoblast filed a completed BLA to the FDA for RYONCIL in the treatment of children with SR-aGVHD on January 31, and requested Priority Review of the BLA by the FDA under the product candidate’s existing Fast Track designation.

January	The FDA agreed to the selection of RYONCIL as the commercial name for the Company’s lead allogeneic cell therapy remestemcel-L in the treatment of SR-aGVHD.

The clinical efficacy and safety data were filed for RYONCIL in the Company’s rolling BLA. This included analyses of 309 children with SR-aGVHD who have received RYONCIL across three separate studies and new data in control pediatric subjects from the contemporaneous database of the Mount Sinai Acute GVHD International Consortium (MAGIC). The results demonstrate the effectiveness of RYONCIL in this patient population, with particular efficacy and survival benefit in patients with the most severe forms of SR-aGVHD.

December

The independent Data Monitoring Committee (“DMC”) overseeing the Phase 3 trial of REVASCOR for advanced chronic heart failure held its 10th and final scheduled meeting, and recommended that the trial continue as planned. The DMC reviewed available data from the 566 randomized patients, including components of the trial’s primary and secondary endpoints, and all safety data.

The Phase 3 trial of REVASCOR for advanced chronic heart failure surpassed the number of primary endpoint events required for trial completion. This cardiovascular-outcomes trial initiated final study visits for all surviving patients with a target of last patient/last visit at the end of January 2020.

October

Mesoblast entered into an agreement for commercial manufacture of RYONCIL for pediatric SR-aGVHD with Lonza. This agreement will facilitate inventory build ahead of the planned US market launch of RYONCIL and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.

Successful completion of an A$75.0 million capital raising via a private placement of ordinary shares to existing and new Australian and global institutional investors outside the United States. The net proceeds will principally be used to build product inventory and a targeted US commercial field team in preparation for the potential US commercial launch of RYONCIL in the treatment of pediatric SR-aGVHD. Proceeds will also be used to complete Phase 3 trials for chronic low back pain and advanced heart failure, and for working capital and general corporate purposes.

September

Mesoblast entered into a strategic partnership with Grünenthal GmbH (“Grünenthal”) to develop and commercialize MPC-06-ID, the Company’s Phase 3 allogeneic cell therapy candidate for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. Mesoblast may receive up to $150.0 million in upfront and milestone payments prior to product launch, as well as further commercialization milestone payments. These payments include commitments up to $45.0 million within the first year comprising $15.0 million on signing, $20.0 million on receiving regulatory approval to begin a confirmatory Phase 3 trial in Europe, and $10.0 million on certain clinical and manufacturing outcomes. Cumulative milestone payments could exceed $1.0 billion depending on the final outcome of Phase 3 studies and patient adoption. Mesoblast will also receive tiered double-digit royalties on product sales. There cannot be any assurance as to the total amount of future milestone and royalty payments that Mesoblast will receive nor when they will be received. Grünenthal and Mesoblast have agreed on an overall development plan for MPC-06-ID to meet European regulatory requirements. As part of this plan, the companies will collaborate on the study design for a confirmatory Phase 3 trial in Europe. The results of the two Phase 3 trials are expected to support both FDA and European Medicines Agency (“EMA”) regulatory approvals for MPC-06-ID in chronic low back pain due to degenerative disc disease.

August

The FDA provided guidance on the clinical development pathway for marketing authorization of REVASCOR in end-stage heart failure patients implanted with a LVAD. Key outcomes were that the FDA reiterated that a reduction in major gastrointestinal bleeding events and/or epistaxis, collectively termed major mucosal bleeding events, was an important clinical outcome in patients implanted with an LVAD; it confirmed that data from the recently completed 159-patient placebo-controlled trial showing that REVASCOR reduced major mucosal bleeding events could support product marketing authorization through a BLA, with confirmatory clinical data, and agreed on a confirmatory Phase 3 trial of REVASCOR in LVAD patients, with a primary endpoint of reduction in major mucosal bleeding events, and key secondary endpoints demonstrating improvement in various parameters of cardiovascular function.

Remestemcel-L will be evaluated under an investigator-initiated IND submission as a potential treatment in children with steroid-refractory chronic GVHD. In both acute and chronic forms of GVHD, the donated bone marrow stem cells view the recipient’s body as foreign, and attack the body causing significant morbidity and mortality. Acute GVHD usually manifests within 100 days following a transplant while chronic GVHD generally manifests later (>100 days), and the two may occur separately or within the same patient.

Dr. Fred Grossman was appointed as Chief Medical Officer. His appointment aligns closely with the Company’s commercial objectives for its lead products.

July

Mesoblast reported increased revenues of 54% for the quarter and 37% for the year on sales of TEMCELL® Hs. Inj. (“TEMCELL”) in Japan for the treatment of SR-aGVHD by licensee JCR Pharmaceuticals Co. Ltd.

The Kentgrove Capital equity facility for up to A$120.0 million (approximately US$82.0 million), was extended for two years.

The American Heart Association journal Circulation Research published a Special Article highlighting the important potential clinical benefits of REVASCOR as an immunotherapy in patients with advanced chronic heart failure, stating that there is a biologic rationale for the use of REVASCOR in targeting cardiac inflammation in order to improve heart failure outcomes.

Fiscal year 2019

June	The FDA granted Orphan Drug Designation for the use of REVASCOR for the prevention of post implantation mucosal bleeding in heart failure patients implanted with an LVAD.

Health economics and outcomes research data presented at the 24th European Hematology Association Congress indicated that a steroid-refractory state in aGVHD may result in significant deterioration in quality of life and additional direct healthcare costs of an average of up to US$500,000 per patient.

Mesoblast’s partnership with JCR in Japan was expanded to the use of TEMCELL for the treatment of newborns who lack sufficient blood supply and oxygen to the brain, a condition termed hypoxic ischemic encephalopathy (“HIE”). Mesoblast has the right to use all safety and efficacy data generated by JCR in Japan to support its commercialization plans for remestemcel-L in the United States and other major healthcare markets. Mesoblast will receive royalties on TEMCELL product sales for HIE.

May

The first component of a rolling submission for a BLA to the FDA for remestemcel-L in the treatment of children with aGVHD was filed. The FDA has agreed to a rolling review of the BLA which enables individual components to be submitted and reviewed on an ongoing basis rather than waiting for all sections to be completed. The rolling process will provide opportunity for ongoing and frequent communication, and during this process the Company expects it will be able to adequately address any substantial matters raised by the FDA. The FDA previously granted Fast Track designation for remestemcel-L in aGVHD that allows for a rolling BLA review process and eligibility for priority review once the BLA filing is completed and accepted by the FDA.

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

JCR filed to extend marketing approval of TEMCELL for use in patients with Epidermolysis Bullosa (“EB”). TEMCELL is already approved for the treatment of aGVHD. The parties have amended their License Agreement in order for JCR to access our MSC wound healing patents to enable it to develop and commercialize TEMCELL for EB. Mesoblast will receive royalties on TEMCELL product sales for EB. JCR has received Orphan Designation for TEMCELL in the treatment of EB based on promising results from an investigator-initiated trial at Osaka University Hospital where TEMCELL was subcutaneously administered. JCR also intends to seek a label extension for TEMCELL in Japan for intravenous delivery of TEMCELL.

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

Recent meetings were held with the FDA to support our planned regulatory filing for commercialization of remestemcel-L in aGVHD. We gained agreement from the FDA on the proposed chemistry and manufacturing controls for commercialization. The FDA also provided guidance on the presentation of data from the completed 55-patient Phase 3 trial and the 241-patient EAP to be included in the filing for the proposed indication.

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

Continued strong survival outcomes through Day 180 in children with SR-aGVHD treated with our Phase 3 product candidate remestemcel-L were announced. Our open-label Phase 3 trial enrolled 55 children with steroid-refractory aGVHD (aged between six months and 17 years) at 32 sites across the United States, with the vast majority (89%) suffering from the most severe form of aGVHD (Grade C/D).

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

4.B	Business Overview

Mesoblast (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic cellular medicines. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates.

Mesoblast’s portfolio of Phase 3 off-the-shelf mesenchymal lineage product candidates are:

•	RYONCIL (remestemcel-L) for pediatric SR-aGVHD;
•	Remestemcel-L for moderate to severe ARDS due to COVID-19;
•	REVASCOR® for advanced chronic heart failure; and
•	MPC-06-ID for chronic low back pain (“CLBP”) due to degenerative disc disease.

The Company also has a promising emerging pipeline and next generation technologies.

Mesoblast’s goal is for RYONCIL to be the first commercially available allogeneic MSC product in the United States. The FDA has accepted for priority review the Company’s Biologics License Application (“BLA”) to seek approval of RYONCIL to treat pediatric SR-GVHD. On August 13, 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted overwhelmingly in favor that the available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The FDA has set an action date under the Prescription Drug User Fee Act (“PDUFA”) of September 30, 2020, and if approved by the PDUFA date, Mesoblast plans to launch RYONCIL in the United States in 2020.

The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide upon receiving marketing authorizations.

Mesoblast’s immuno-selected, culture expanded cellular medicines are based on mesenchymal precursor cells (“MPCs”) and their progeny, MSCs. These are rare cells (approximately 1:100,000 in bone marrow) found around blood vessels that are central to blood vessel maintenance, repair and regeneration. These cells have a unique immunological profile with immunomodulatory effects that reduce inflammation allowing healing and repair. This mechanism of action enables the targeting of multiple disease pathways across a wide spectrum of complex diseases with significant unmet medical needs.

Mesenchymal lineage cells are collected from the bone marrow of healthy adult donors and proprietary processes are utilized to expand them to a uniform, well characterized, and highly reproducible cell population. This enables manufacturing at industrial scale for commercial purposes. Another key feature of Mesoblast’s cells is they can be administered to patients without the need for donor–recipient matching or recipient immune suppression.

Mesoblast’s approach to product development is to ensure rigorous scientific investigations are performed with well-characterized cell populations in order to understand mechanisms of action for each potential indication. Extensive preclinical translational studies guide clinical trials that are structured to meet stringent safety and efficacy criteria set by international regulatory agencies. All trials are conducted under the continuing review of independent Data Safety Monitoring Boards comprised of independent medical experts and statisticians. These safeguards are intended to ensure the integrity and reproducibility of results, and to ensure that outcomes observed are scientifically reliable.

Allogeneic, Off-the-Shelf, Commercially Scalable Products

Our technology platform enables development of a diverse range of products derived from the mesenchymal cell lineage in adult tissues. MPCs constitute the earliest known cell type in the mesenchymal lineage in vivo.

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

Products Commercialized by Licensees

Two allogeneic mesenchymal stem cell (MSC) products developed and commercialized by Mesoblast licensees have been approved in Japan and Europe, with both licensees the first to receive full regulatory approval for an allogeneic cellular medicine in these major markets.

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

Mesoblast Product Candidates

RYONCILTM (remestemcel-L) for the Treatment of Steroid Refractory Acute Graft Versus Host Disease

Overview

RYONCIL is an intravenously delivered product candidate for the treatment of steroid-refractory acute graft versus host disease, or SR-aGVHD, following an allogeneic bone marrow transplant.

In a bone marrow transplant, donor cells can attack the recipient, causing GVHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.

RYONCIL is suggested to have immunomodulatory properties to counteract the cytokine storms that are implicated in various inflammatory conditions. The mechanism of action is thought to involve down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of naturally occurring anti-inflammatory cells to involved tissues.

This life-threatening disease occurs in approximately 50% of patients who receive an allogeneic bone marrow transplant (BMT). Over 30,000 patients worldwide undergo an allogeneic BMT annually, primarily during treatment for blood cancers, and these numbers are increasing. In patients with the most severe form of SR-aGVHD (Grade C/D or III/IV) mortality can be as high as 90% despite optimal best available therapy. There are currently no FDA-approved treatments in the United States for children under 12 with SR-aGVHD.

Current Status and Anticipated Milestones

Mesoblast submitted its completed BLA to the FDA for RYONCIL in January 2020. The BLA was subsequently accepted for priority review by the FDA on March 30, 2020, with a PDUFA action date set for September 30, 2020. In August 2020, the ODAC to the FDA voted overwhelmingly in favor (nine to one(1)) that the available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD.

There are currently no FDA-approved treatments in the US for children under 12 with SR-aGVHD and only one FDA-approved treatment in the US for other SR-aGVHD patients.

We believe the U.S. pediatric SR-aGVHD market requires a small, targeted commercial footprint. The target call point for SR-aGVHD will primarily be board-certified pediatric physicians in hematology/oncology who perform hematopoietic stem cell transplants. In the U.S., there are approximately 80 centers that perform pediatric transplants, with 50% of all transplants occurring at approximately 15 centers. Similarly, there are approximately 110 centers that perform adult transplants with half of those transplants occurring at approximately 20 centers.

The Company has put in place a lifecycle extension strategy to generate evidence-based clinical outcomes to leverage the experience of bringing RYONCIL to market and to maximize the value of remestemcel-L in other pediatric and adult rare diseases that do not require large distribution channels. Planning is underway to conduct a post-marketing study in adult patients with SR-GVHD. In addition, we plan to expand investigator-initiated clinical trials for chronic GVHD and other indications that are currently underway or planned for the near future.

(1)	This vote includes a change to the original vote by one of the ODAC panel members after electronic voting closed.

Remestemcel-L for Moderate to Severe Acute Respiratory Distress Syndrome due to COVID-19 Infection

Overview

COVID-19 ARDS results from a severe inflammatory reaction, referred to as a cytokine storm, to infection from the SARS CoV-2 virus. This cytokine storm can cause significant damage to the lungs and other organs and is the primary cause of death in this high mortality condition. COVID ARDS is a major area of unmet need that typically requires extended hospitalization in intensive care and intervention by mechanical ventilation.

The extensive safety data of remestemcel-L and its anti-inflammatory effects in acute GVHD is a compelling rationale for evaluating remestemcel-L in COVID-19 ARDS. Following intravenous delivery of remestemcel-L, the cells migrate to the areas of inflammation particularly in the lungs resulting in the potential for remestemcel-L to tame the cytokine storm in ARDS.

The clinical protocol evaluating remestemcel-L in patients in the Phase 3 trial was based on results from patients treated with remestemcel-L under an emergency IND/EAP compassionate use at Mount Sinai Hospital in New York. Twelve patients with moderate to severe COVID ARDS on mechanical ventilation were given 2 infusions within one week. Nine of the 12 patients (75%) were successfully taken off the ventilator and discharged from hospital within a median of 10 days.

Over 20 million COVID-19 global cases have been confirmed and over 775,000 deaths, with greater than 5 million cases and 170,000 deaths occurring in the United States. Currently there is no FDA approved therapy in the United States for the specific treatment of moderate-to-severe COVID-19 ARDS.

Current Status and Anticipated Milestones

A randomized placebo-controlled Phase 3 trial of remestemcel-L in ventilator-dependent patients with ARDS due to COVID-19 is currently enrolling, with the first patients dosed in May 2020. The trial will randomize up to 300 ventilator-dependent patients in intensive care units to either remestemcel-L or placebo (1:1) on top of maximal care, in line with specific guidance provided by the FDA for robust statistical analysis. The primary endpoint is all-cause mortality within 30 days of randomization, with the key secondary endpoint being the number of days alive and off mechanical support.

Up to 30 leading medical centers across the United States are expected to participate in the trial, which is expected to complete recruitment in Q4 CY2020.

The independent Data Safety Monitoring Board (“DSMB”) has set a date for early September to complete the first scheduled interim analysis of the trial’s first 90 patients. The DSMB will evaluate efficacy and safety and based on that analysis inform Mesoblast on whether the trial should proceed as planned, or should stop early.

REVASCOR® for Advanced and End-stage Heart Failure

Overview

Mesoblast is developing REVASCOR to fill the treatment gap for both advanced and end-stage chronic heart failure (CHF). The objective is to use REVASCOR to prevent or delay further progression of heart failure or cardiac death in patients who are no longer responsive to maximal standard of care heart failure drugs.

REVASCOR consists of 150 million MPCs administered by direct cardiac injection in patients suffering from moderate/severe or end-stage CHF and progressive loss of heart function following damage to the heart muscle caused by a heart attack, coronary artery disease, hypertension, genetic factors, or other causes.

MPCs release a range of factors when triggered by specific receptor-ligand interactions within damaged tissue. Based on preclinical data, we believe that the factors released from the MPCs induce functional cardiac recovery by simultaneous activation of multiple pathways, including induction of endogenous vascular network formation, reduction in harmful inflammation, reduction in cardiac fibrosis, and reversal of endothelial dysfunction through activation of intrinsic tissue precursors.

The unit dose of 150 million cells was based on multiple preclinical large animal studies in ischemic and non-ischemic heart failure models which identified an optimal cell dose above 110 million. A completed Phase 2 dose-ranging study in patients with moderate to advanced CHF of either ischemic or non-ischemic etiology identified the dose of 150 million cells as the most effective for both improvement in left ventricular volumes and remodeling and in prevention of heart failure related hospitalizations or cardiac death.

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

Current Status and Anticipated Milestones

Program for Class II/III CHF patients

A multicenter, double-blinded, 1:1 randomized, sham-procedure-controlled Phase 3 trial of Revascor has completed enrollment of 566 patients across North America with NYHA Class II/III disease at high risk of repeated heart failure hospitalizations or a terminal cardiac event (cardiac death, LVAD placement, heart transplant or insertion of an artificial heart). The events-driven trial is expected to read out top line results in 1H FY2021. The enrollment criteria for this trial included a prior decompensated heart failure event (e.g. hospitalization) within the previous nine months and/or very high level of NT-proBNP, a protein used in diagnosis and screening of CHF. These inclusion criteria are expected to result in enrichment for patients with substantial left ventricular contractile abnormality, advanced CHF due to left ventricular systolic dysfunction and higher risk of recurrent decompensated heart failure hospitalizations and TCEs. This target patient population was shown to respond effectively to treatment with Revascor in our previous Phase 2 trial.

The trial’s primary efficacy endpoint is a comparison of recurrent non-fatal HF-MACE between either MPC-treated patients or sham-treated controls.

The results of this Phase 3 trial, expected in Q4 CY2020, will contribute to the pivotal data to support regulatory approval in the United States, as well as in China through a partnership with Tasly Pharmaceuticals to develop and commercialize the product for advanced chronic heart failure.

Program in Patients Requiring Mechanical Support

Revascor is also being evaluated in patients with end-stage CHF implanted with a left ventricular assist device (“LVAD”).

A Phase 2 trial was conducted by a multi-center team of researchers within the United States National Institutes of Health (“NIH”)-funded Cardiothoracic Surgical Trials Network (“CTSN”), led by Icahn School of Medicine at Mount Sinai, New York. The National Institute of Neurological Disorders and Stroke, and the Canadian Institutes for Health Research also supported this trial. Results of this Phase 2 trial were released in November 2018.

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

In this Phase 2 trial, the trial did not show a significant difference in the ability for patients to tolerate a wean for a period of 60 minutes. However, in relation to the clinically meaningful endpoint of reduction in major GI bleeding episodes and related hospitalizations, a single injection of Revascor administered directly into the heart resulted in a 76% reduction in major GI bleeding events and in a 65% reduction in associated hospitalizations. This suggests that Revascor reversed endothelial dysfunction which is responsible for the abnormal vasculature in the GI tract and severe bleeding in LVAD patients.

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

During FY2020, the FDA provided guidance on the clinical development pathway for marketing authorization of Revascor in end-stage heart failure patients implanted with a LVAD.

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

A confirmatory trial is planned to be conducted with the International Center for Health Outcomes Innovation Research (InCHOIR) at the Icahn School of Medicine at Mount Sinai in New York, in line with an existing Memorandum of Understanding.

Strategic Partnerships

In September 2018, Mesoblast entered into a strategic cardiovascular partnership with Tasly for China. Tasly plans to meet with the National Medical Products Administration of China to discuss the regulatory approval pathway for Revascor in China. Tasly and Mesoblast will leverage each other’s clinical trial results in China, the U.S. and other territories to support their respective regulatory submissions. In June 2020, Tasly and Mesoblast met with the Center for Drug Evaluation (“CDE”) in China clearing the way for a submission of an IND for approval of a China based study in patients with chronic heart failure.

MPC-06-ID for Chronic Low Back Pain due to Degenerative Disc Disease

Overview

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

In 2016, over 7 million people in the U.S. alone were estimated to suffer from CLBP caused by DDD, of which 3.2 million patients have moderate disease. This market is projected to have annual growth rate similar to that of the US population annual growth rate. After failure of conservative measures (medication, injections, epidural steroid, physical therapy etc.), there is a need for treatments that both reduce pain and improve function over a sustained period of time. When disc degeneration has progressed to a point that pain and loss of function can no longer be managed by conservative means, major invasive surgery such as spinal fusion is the most commonly offered option.

All therapies for progressive, severe and debilitating pain due to degenerating intervertebral discs treat the symptoms of the disease. However, they are not disease modifying and do not address the underlying cause of the disease. Surgical intervention is not always successful in addressing the patient’s pain and functional deficit. Surgeons estimate that between 50% to 70% of patients ultimately fail back surgery, with failure defined as either not achieving at least a 50% reduction of symptoms within four months or experiencing new-onset pain and spasm. Total costs of low back pain are estimated to be between $100.0 billion and $200.0 billion annually with two thirds attributed to patients’ decreased wages and productivity.

As a result, we believe that the most significant unmet need and commercial opportunity in the treatment of CLBP is a therapy that has the ability to impact the chronic pain and disability associated with the condition.

Current Status and Anticipated Milestones

The Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 2:1 to receive either 6 million MPCs or saline control.  The trial's primary endpoint of Overall Treatment Success (using a composite of 50% improvement in lower back pain and 15 point improvement in function at both 12 and 24 months with no treatment or surgical interventions at the treated level through 24 months) is an acceptable endpoint, as per guidance from the FDA. Follow-up of patients in the Phase 3 trial of MPC-06-ID to a 24-month assessment of safety and efficacy has been completed, with an ongoing quality review of all data being finalized at the study sites. A data readout is expected Q4 CY2020.

Strategic Partnerships

Grünenthal, a global leader in pain management, and Mesoblast entered into a strategic partnership to develop and commercialize MPC-06-ID for the treatment of chronic low back pain associated with degenerative disc disease in patients who have exhausted conservative treatment options in Europe and Latin America. The companies have agreed on an overall development plan for the product to meet European regulatory requirements. As part of this plan, they are collaborating on the study design for a confirmatory Phase 3 trial in Europe, with the results of the two Phase 3 trials expected to support both FDA and European Medicines Agency regulatory approvals for MPC-06-ID.

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

Manufacturing and Supply Chain

Our manufacturing strategy for our cellular product candidates focuses on the following important factors:

(i)

ability for product delineation to protect pricing and partner markets by creating distinct products using discrete manufacturing processes, culture conditions, formulations, routes of administration, and/or dose regimens;

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
•

Distribute—our cellular products are cryopreserved at the manufacturer and shipped to storage sites in the U.S. and other jurisdictions via cryoshippers. Those distribution centers then re-package and send the products on to treatment centers in cryoshippers. Treatment centers will either move the products into their own freezers or receive the cryoshipper in “real time” and product stays in the cryoshipper until thawed for patient use within a well-defined window. We intend to continue utilizing this approach in the future.

To date our product candidates have been manufactured in two-dimensional, or 2D, planar, 10-layer cell factories, using media containing fetal bovine serum, or FBS.

The relatively small patient numbers and orphan drug designation for RYONCIL lead us to believe that 2D manufacturing will be adequate to meet demand for this product candidate if fully approved. We also believe that 2D manufacturing process and facilities are commercially feasible for Phase 3 trial supply and the initial launch of MPC-06-ID for CLBP.

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

We are also focusing on the introduction of FBS-free media which has the potential to result in efficiency and yield improvements to the current 2D process. We intend to conduct comparability studies to illustrate that products produced with this media are equivalent to those produced using FBS based media. While we remain confident in our ability to deliver successful outcomes from each of these activities, any unexpected issues or challenges faced in doing so could delay our programs or prevent us from continuing our programs.

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

Intellectual Property

We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes, with approximately 1,100 patents and patent applications across 82 patent families as of August 2020.

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

These patents cover, among other technology areas, a variety of MLCs (including MPCs and MSCs), and the use of MLC for expansion of hematopoietic stem cells, or HSCs. Among the indication-specific issued or pending patents covering product candidates derived from our mesenchymal lineage cells are those which are directed to our lead product candidates: aGVHD, ARDS, CLBP, CHF and chronic inflammatory conditions such as RA. We also have issued and pending patents covering other pipeline indications, including diabetic kidney disease, inflammatory bowel disease (e.g., Crohn’s disease), neurologic diseases, eye diseases and additional orthopedic diseases. In addition, we have in-licensed patents covering complementary technologies, such as other types of mesenchymal lineage cells, cell surface modification technologies, pay-loading technology and protein and gene technologies, as part of our strategy to expand our targeted disease applications and manage the life-cycle of our current lead programs.

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

As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of August 2020, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 82 granted U.S. patents and 49 pending U.S. patent applications; 61 granted Japanese patents and 29 pending Japanese patent applications; 27 granted Chinese patents and 24 pending Chinese patent applications; 55 granted European patents and 29 pending European patent applications; and 58 granted Australian patents and 30 pending Australian patent applications.

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

Grünenthal arrangement

In September 2019, Mesoblast entered into a strategic partnership with Grünenthal GmbH (Grünenthal) to develop and commercialize MPC-06-ID, the Company’s Phase 3 allogeneic cell therapy candidate for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. Mesoblast may receive up to $150.0 million in upfront and milestone payments prior to product launch, as well as further commercialization milestone payments. These payments include commitments up to $45.0 million within the first year comprising $15.0 million on signing, $20.0 million on receiving regulatory approval to begin a confirmatory Phase 3 trial in Europe, and $10.0 million on certain clinical and manufacturing outcomes. Cumulative milestone payments could exceed $1.0 billion depending on the final outcome of Phase 3 studies and patient adoption. Mesoblast will also receive tiered double-digit royalties on product sales. There cannot be any assurance as to the total amount of future milestone and royalty payments that Mesoblast will receive nor when they will be received. Grünenthal and Mesoblast have agreed on an overall development plan for MPC-06-ID to meet European regulatory requirements. As part of this plan, the companies will collaborate on the study design for a confirmatory Phase 3 trial in Europe. The results of the two Phase 3 trials are expected to support both FDA and EMA regulatory approvals for MPC-06-ID in chronic low back pain due to degenerative disc disease.

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

The MSA will expire on the three-year anniversary of the date of the first commercial sale of product supplied under the MSA, unless it is sooner terminated. We have the option of extending the MSA for an additional 10 years, followed by the option to extend for successive three-year periods subject to Lonza’s reasonable consent. We may terminate the MSA with two years prior written notice, and Lonza may terminate with five years prior written notice. The MSA may also terminate for other reasons, including if the manufacture or development of a product is suspended or abandoned due to the results of clinical trials or guidance from a regulatory authority. In the event we request that Lonza construct the manufacturing facility described above, neither we nor Lonza may terminate before the third anniversary of the date the facility receives regulatory approval to manufacture our product candidates, except in certain limited circumstances. Upon expiration or termination of the MSA, we have the right to require Lonza to transfer certain technologies and lease the Singapore facility or the portion of such facility where our product candidates are manufactured, subject to good faith negotiations.

We currently rely, and expect to continue to rely, on Lonza for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of our product candidates if marketing approval is obtained.

In October 2019, we entered into an agreement with Lonza for commercial manufacture of RYONCIL for pediatric SR-aGVHD. This agreement will facilitate inventory build ahead of the planned US market launch of RYONCIL and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.

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

The cost of pharmaceuticals and devices continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2020. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

4.C	Organizational Structure

See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.

4.D	Property, Plants and Equipment

We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$834,000 per year for this lease, which expires in April 2026. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay $1,073,000 per year for this lease, which expires in May 2021. We also lease laboratory and office space in Singapore. We pay approximately S$267,000 per year for this lease, which expires in August 2022. We also lease laboratory and office space in Texas and pay approximately $202,000 per year for this lease, which expires in May 2022. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects
5.A	Operating Results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.

Financial Overview

We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. For the year ended June 30, 2020, we had an accumulated deficit of $548.8 million. Our net loss for the year ended June 30, 2020 was $77.9 million.

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

We expect our management and administration expenses to remain relatively consistent over the next 12 months. We expect our research and development expenditure to increase as we seek to expand the market opportunity for our late stage clinical products, however if we are able to successfully partner one or more of our late stage clinical products, our research and development expenditure may decrease. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.

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

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred consideration in our consolidated balance sheet, depending on the nature of the arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current liabilities.

In the year ended June 30, 2020, we recognized $6.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co. Ltd. (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $5.0 million for the year ended June 30, 2019. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2020, we recognized $15.0 million in milestone revenue for the up-front fee received in October 2019 in relation to our strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of our Phase 3 allogeneic MPC product, MPC-06-ID for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. Upon signing of this strategic partnership agreement on September 9, 2019, we recognized revenue of $15.0 million in the year ended June 30, 2020 for the up-front fee receivable from Grünenthal as the performance obligation in regard to this milestone had been satisfied as the right of use license of IP had been transferred to Grünenthal upon signing of the contract. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2019.

In the years ended June 30, 2020 and 2019, we recognized $10.0 million in milestone revenue in each respective period from the $20.0 million up-front payment received in October 2018 in relation to our strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC. Tasly has received exclusive rights to, and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. In the year ended June 30, 2019, upon completion of this strategic alliance in September 2018, we recognized revenue of $10.0 million for the up-front technology access fee receivable from Tasly as this is the portion of revenue that control had been transferred to Tasly. In the year ended June 30, 2020, we recognized the remaining $10.0 million of the up-front technology access fee received as the control for this portion of revenue was transferred to Tasly during this period.

In the year ended June 30, 2019, we also recognized $1.0 million in milestone revenue upon our licensee JCR achieving a sales milestone on cumulative net sales of TEMCELL in Japan. This amount was recorded in revenue as there were no further performance obligations required in regard to this milestone. There was no milestone revenue recognized in the year ended June 30, 2020 in relation to the JCR partnership.

Interest Revenue. Interest revenue is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable.

Research and Development. Research and development expenditure is recognized as an expense as incurred.

Our research and development expenses consist primarily of:

•

third party costs comprising all external expenditure on our research and development programs such as fees paid to Contract Research Organizations (“CROs”) and on our pre-commercial activities, such as research pertaining to market access and pricing, brand marketing and initiation of trade and distribution contracts. Third party costs also comprise fees paid to consultants who perform research on our behalf and under our direction, rent and utility costs for our research and development facilities, and database analysis fees;

•

third party costs under license and/or sub-license arrangements for the research and development, license, manufacture and/or commercialization of products and/or product candidates, such as payments for options to acquire rights to products and product candidates as well as contingent obligations under the agreements;

•

product support costs consisting primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions (for example wages, salaries and associated on costs such as superannuation, share-based incentives and payroll taxes, plus travel costs and recruitment fees for new hires);

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

Manufacturing Commercialization. Manufacturing commercialization expenditure is recognized as an expense as incurred. Our manufacturing commercialization expenses consist primarily of:

•	salaries and related overhead expenses including share-based incentives for personnel in manufacturing functions;
•	fees paid to our contract manufacturing organizations, which perform process development on our behalf and under our direction;
•	costs related to laboratory supplies used in our manufacturing development efforts; and
•	provision for the carrying value of pre-launch inventory costs on the balance sheet.

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

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, developmental timelines, product pricing, and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized net remeasurement gain of $1.3 million and a net remeasurement loss of $6.3 million for the years ended June 30, 2020 and 2019, respectively.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise remeasurement of borrowing arrangements and foreign exchange gains and losses.

Remeasurement of borrowing arrangements pertains to our loan and security agreement with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Remeasurement of borrowing arrangements is recognized when changes in our estimated net sales trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the year ended June 30, 2020, we recognized a remeasurement loss of $0.8 million as a net result of changes to the key assumptions in product pricing, rebates, development timelines and market penetration. In the year ended June 30, 2019, we recognized a remeasurement loss of $0.7 million as a net result of changes to the key assumptions in development timelines and market penetration.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized a foreign exchange gain of $0.2 million in the year ended June 30, 2020 and a foreign exchange loss of $0.2 million in the year ended June 30, 2019.

Finance Costs. Finance costs consist of remeasurement of borrowing arrangements, interest expense in relation to finance lease charges, accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.

Remeasurement of borrowing arrangements pertains to our loan and security agreements with Hercules Capital, Inc. (“Hercules”) and NovaQuest. Remeasurement of borrowing arrangements is recognized when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the years ended June 30, 2020 and 2019, we recognized remeasurement gains of $1.3 million and $0.4 million in relation to our existing credit facility with Hercules and a remeasurement gain of $0.1 million and $Nil in relation to our existing credit facility with NovaQuest, respectively.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $9.4 million in the year ended June 30, 2020 and $9.0 million in the year ended June 30, 2019.

Results of Operations

Comparison of Our Results for the Year ended June 30, 2020 with the Year ended June 30, 2019

The following table summarizes our results of operations for the years ended June 30, 2020 and 2019, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2020	2019	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$6,614	$5,003	1,611	32%
Milestone revenue	25,000	11,000	14,000	127%
Interest revenue	542	719	(177)	(25%)
Total revenue	32,156	16,722	15,434	92%

Research & development	(56,188)	(59,815)	3,627	(6%)
Manufacturing commercialization	(25,309)	(15,358)	(9,951)	65%
Management and administration	(25,609)	(21,625)	(3,984)	18%
Fair value remeasurement of contingent consideration	1,380	(6,264)	7,644	(122%)
Other operating income and expenses	(455)	(1,086)	631	(58%)
Finance costs	(13,330)	(11,328)	(2,002)	18%
Loss before income tax	(87,355)	(98,754)	11,399	(12%)
Income tax benefit	9,415	8,955	460	5%
Loss attributable to the owners of Mesoblast Limited	$(77,940)	$(89,799)	11,859	(13%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(14.74)	(18.16)	3.43	(19%)
Diluted - losses per share	(14.74)	(18.16)	3.43	(19%)

Revenue

Revenues were $32.1 million for the year ended June 30, 2020, compared with $16.7 million for the year ended June 30, 2019, an increase of $15.4 million. The following table shows the movement within revenue for the years ended June 30, 2020 and 2019, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Revenue:
Milestone revenue	25,000	11,000	14,000	127%
Commercialization revenue	6,614	5,003	1,611	32%
Interest revenue	542	719	(177)	(25%)
Revenue	$32,156	$16,722	15,434	92%

Milestone revenue was $25.0 million in the year ended June 30, 2020, an increase of $14.0 million as compared with $11.0 million in the year ended June 30, 2019. This $14.0 million increase in the year ended June 30, 2020 is due to the recognition of $15.0 million in milestone revenue for the up-front fee received in October 2019 upon completion of the strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of our Phase 3 allogeneic MPC product, MPC-06-ID on September 9, 2019. There was no milestone revenue recognized in relation to the strategic partnership with Grünenthal in the year ended June 30, 2019. Additionally, in the years ended June 30, 2020 and 2019, we recognized $10.0 million in milestone revenue in each respective period from the $20.0 million up-front payment received in October 2018 in relation to our strategic alliance with Tasly for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC. We also recognized $1.0 million in milestone revenue during the year ended June 30, 2019, upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan whereas no milestone revenue was recognized in the year ended June 30, 2020.

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan by our licensee JCR was $6.6 million in the year ended June 30, 2020, an increase of $1.6 million (32%) as compared with $5.0 million in the year ended June 30, 2019.

The $0.2 million decrease in interest revenue for the year ended June 30, 2020 compared with the year ended June 30, 2019 was primarily driven by lower interest rates on US$ cash deposits in the year ended June 30, 2020, when compared with the year ended June 30, 2019.

Research and development

Research and development expenses were $56.2 million for the year ended June 30, 2020, compared with $59.8 million for the year ended June 30, 2019, a decrease of $3.6 million. The $3.6 million decrease in research and development expenses primarily reflects a decrease in third party costs partially offset by an increase in product support costs for research and development and pre-commercial functions as we prepare for the potential launch of RYONCIL in the United States.

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Research and development:
Third party costs	26,912	38,365	(11,453)	(30%)
Product support costs	24,995	17,002	7,993	47%
Intellectual property support costs	2,826	2,993	(167)	(6%)
Amortization of current marketed products	1,455	1,455	—	0%
Research and development	$56,188	$59,815	(3,627)	(6%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $11.4 million in the year ended June 30, 2020 compared with the year ended June 30, 2019.

This $11.4 million decrease in third party costs was due to a reduction in our third party costs for our Phase 3 clinical trials. In the year ended June 30, 2020, our Phase 3 clinical trials for MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L (for pediatric SR-aGVHD) enrollment was complete and costs were being incurred as patients were monitored during follow up visits and other testing was completed, whereas in the year ended June 30, 2019, these clinical trials were enrolling patients and resulting in increased activities and costs. In the year ended June 30, 2020, we incurred costs associated with clinical enrollment for our Phase 3 clinical trial for the treatment of moderate to severe acute respiratory distress syndrome (“ARDS”) in COVID-19 patients as we commenced this trial in April 2020. In the year ended June 30, 2020, we also incurred costs of $2.0m associated with our pre-commercial activities as we prepare for the potential launch of RYONCIL in the United States.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have increased by $8.0 million, for the year ended June 30, 2020 compared with the year ended June 30, 2019.

Within this $8.0 million increase in product support costs is an increase of $5.0 million in for personnel in research and development functions the year ended June 30, 2020 is primarily due to an increase of $2.4 million across salaries and associated costs as full time equivalents increased by 5.1 (11%) from 46.1 for the year ended June 30, 2019 to 51.2 for the year ended June 30, 2020. There was also an increase of $0.6 million in recruitment expenses, $1.3 million in consulting expenses and $0.9 million in share-based payment expenses and a reduction in travel expenses of $0.2 million for the year ended June 30, 2020 compared with the year ended June 30, 2019.

Within this $8.0 million increase in product support costs is an increase of $3.0 million in for personnel in pre-commercial functions the year ended June 30, 2020 is primarily due to an increase of $2.3 million across salaries and associated costs as full time equivalents increased by 6.6 (660%) from 1.0 for the  year ended June 30, 2019 to 7.6  for the year ended June 30, 2020 as we prepare for the potential launch of RYONCIL in the United States. There was also an increase of $0.3 million in recruitment expenses, $0.3 million in share-based payment expenses and $0.1 million in travel expenses for the year ended June 30, 2020 compared with the year ended June 30, 2019.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents. These costs have decreased by $0.2 million in the year ended June 30, 2020 compared with the year ended June 30, 2019 due to decreased activities across our entire patent portfolio.

Manufacturing commercialization

Manufacturing commercialization expenses were $25.3 million for the year ended June 30, 2020, compared with $15.4 million for the year ended June 30, 2019, an increase of $9.9 million. This increase primarily reflects an increase in platform technology costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Manufacturing commercialization:
Platform technology	23,342	13,508	9,834	73%
Manufacturing support costs	1,967	1,850	117	6%
Manufacturing commercialization	$25,309	$15,358	9,951	65%

Platform technology costs, which consist of fees paid to our contract manufacturing organizations and laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, increased by $9.8 million for the year ended June 30, 2020 compared with year ended June 30, 2019. The increase was primarily due to increased spend for stock build in preparation for the potential launch of RYONCIL and for the increased spend on manufacturing of clinical supply for our COVID-19 ARDS Phase 3 clinical trial which commenced in April 2020, offset by process validation activities required ahead of the BLA filing of RYONCIL winding down as they reach completion in the year ended June 30, 2020.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions, increased by $0.1 million for the year ended June 30, 2020 compared with the year ended June 30, 2019 due to an increase in share-based payment expenses.

Management and administration

Management and administration expenses were $25.6 million for the year ended June 30, 2020, compared with $21.6 million for the year ended June 30, 2019, an increase of $4.0 million. This increase was primarily due to an increase in labor and associated expenses.

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Management and administration:
Labor and associated expenses	13,409	9,953	3,456	35%
Corporate overheads	8,891	8,107	784	10%
Legal and professional fees	3,309	3,565	(256)	(7%)
Management and administration	$25,609	$21,625	3,984	18%

Labor and associated expenses increased by $3.5 million from $9.9 million for the year ended June 30, 2019 to $13.4 million for the year ended June 30, 2020. This $3.5 million increase is primarily due to an increase in overall costs of salaries and associated expenses by $0.7 million in the year ended June 30, 2020 compared with the year ended June 30, 2019 due to one-off restructuring costs and full time equivalents increasing by 1.2 (5%) from 25.7 for the year ended June 30, 2019 to 26.9 for the year ended June 30, 2020. There was also an increase of $1.9 million in share-based payment expenses, $1.0 million across consulting and recruitment expenses and $0.2 million in short-term incentives for the year ended June 30, 2020 compared with the year ended June 30, 2019. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.3 million in the year ended June 30, 2020 compared with the year ended June 30, 2019, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses increased by $0.8 million from $8.1 million for the year ended June 30, 2019 to $8.9 million for the year ended June 30, 2020 due to an increase in insurance premiums and information technology support services.

Legal and professional fees decreased by $0.3 million from $3.6 million for the year ended June 30, 2019 to $3.3 million for the year ended June 30, 2020 as legal activities decreased in the period.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $1.3 million gain for the year ended June 30, 2020 compared with a $6.3 million loss for the year ended June 30, 2019. The $1.3 million gain for the year ended June 30, 2020 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changes to the key assumptions of the contingent consideration valuation such as development timelines, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

The $6.3 million loss for the year ended June 30, 2019 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This loss was a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, development timelines, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.

Other operating income and expenses

In other operating income and expenses, we recognized an expense of $0.5 million for the year ended June 30, 2020, compared with $1.1 million in expenses for the year ended June 30, 2019, a decrease in expense of $0.6 million. The following table shows movements within other operating income and expenses for the years ended June 30, 2020 and 2019, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Other operating income and expenses:
Remeasurement of borrowing arrangements	779	752	27	4%
Foreign exchange losses/(gains) (net)	(246)	208	(454)	NM
Government grant revenue	(78)	—	(78)	NM
Foreign withholding tax	—	52	(52)	(100%)
Research and development tax incentive income	—	74	(74)	(100%)
Other operating income and expenses	$455	$1,086	(631)	(58%)

* NM = not meaningful.

In the year ended June 30, 2020, we recognized a $0.8 million loss in relation to the adjustment of the carrying amount of our financial liability to reflect the revised future cash flows as a net result of changes to the key assumption in product pricing, rebates, development timelines and market penetration in relation to our existing credit facility with NovaQuest.

In the year ended June 30, 2019, we recognized a $0.7 million loss in relation to the adjustment of the carrying amount of our financial liability to reflect the revised future cash flows as a net result of changes to the key assumption in development timelines and market penetration in relation to our existing credit facility with NovaQuest.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2019 we recognized a foreign exchange loss of $0.2 million. In the year ended June 30, 2020, we recognized a foreign exchange gain of $0.2 million, primarily due to movements in exchange rates on US$ receivables held in Mesoblast Limited as the A$ depreciated against the US$ during the period the US$ receivables were held.

Foreign withholding tax decreased by $0.1 million from $0.1 million for the year ended June 30, 2019 to $Nil for the year ended June 30, 2020.

We recorded a $0.1 million loss in research and development tax incentive income for the year ended June 30, 2019 in relation to a change in the original estimate of the research and development tax incentive income that we would receive from the Australian Government for the year ended June 30, 2018. There was no research and development tax incentive income recognized in the year ended June 30, 2020.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	(1,386)	(376)	(1,010)	NM
Interest expense	14,716	11,704	3,012	26%
Finance costs	$13,330	$11,328	2,002	18%

* NM = not meaningful.

In the year ended June 30, 2020, we recognized a $1.4 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facilities with Hercules and NovaQuest, an increase of $1.0 million as compared with $0.4 million for the year ended June 30, 2019.

Interest expenses increased by $3.0 million from $11.7 million for the year ended June 30, 2019 to $14.7 million for the year ended June 30, 2020.

In the year ended June 30, 2020, we recognized $7.9 million of interest expenses in relation to our loan and security agreement with Hercules, an increase of $1.5 million as compared with $6.4 million for the year ended June 30, 2019. Within this $7.9 million recognized in the year ended June 30, 2020, $5.0 million was recognized with regard to interest expense payable on the loan balance within the year and a further $2.9 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal using the effective interest rate method over the period of initial recognition through maturity.

In the year ended June 30, 2020, we recognized $6.3 million of interest expenses in relation to our loan and security agreement with NovaQuest, an increase of $1.0 million as compared with $5.3 million for the year ended June 30, 2019. Interest expenses relating to the NovaQuest loan are accrued on the loan principal balance until paid and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate RYONCIL for pediatric SR-aGVHD.

In the year ended June 30, 2020, in line with IFRS 16 Leases, we also recognized interest expenses of $0.5 million in relation to lease charges compared with $Nil in the year ended June 30, 2019.

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Loss before income tax	(87,355)	(98,754)	11,399	(12%)
Income tax benefit	9,415	8,955	460	5%
Loss after income tax	$(77,940)	$(89,799)	11,859	(13%)

Loss before income tax was $87.4 million for the year ended June 30, 2020 compared with $98.8 million for the year ended June 30, 2019, a decrease in the loss by $11.4 million. This decrease is the net effect of the changes in revenues and expenses which have been fully discussed above.

A non-cash income tax benefit of $9.4 million was recognized in the year ended June 30, 2020, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

A non-cash income tax benefit of $9.0 million was recognized in the year ended June 30, 2019 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Comparison of Our Results for the Year ended June 30, 2019 with the Year ended June 30, 2018

For results of operations for the years ended June 30, 2019 and 2018, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our annual report on Form 20-F for the year ended June 30, 2019, filed with the SEC on September 9, 2019.

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

Upon entering the agreement with Hercules, we completed a cost benefit analysis of entering an interest rate swap arrangement. We did not enter into any interest rate swaps during the year ended June 30, 2020.

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

Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest, where the timing and amount of principal and interest payments is dependent on net sales of RYONCIL for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of RYONCIL for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses in the period the revision is made.

We are also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements.

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

Grünenthal arrangement

In September 2019, we entered into a strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of our allogeneic mesenchymal precursor cell (“MPC”) product, MPC-06-ID, receiving exclusive rights of the Phase 3 allogeneic product candidate for the treatment of low back pain due to degenerative disc disease.

We received a non-refundable upfront payment of $15.0 million in October 2019, on signing of the contract with Grünenthal.  We received a milestone payment in December 2019 of $2.5 million in relation to meeting a milestone event as part of the strategic partnership with Grünenthal. We may receive up to an additional $132.50 million in payments if certain milestones are satisfied in relation to clinical, manufacturing, regulatory and reimbursement approval prior to product launch. We are further entitled to receive milestones payments based on regulatory and cumulative product sales milestones, as well as tiered double-digit royalties on product sales.

The strategic partnership with Grünenthal includes a license of IP and the provision of development services. Under IFRS 15 Revenue from contracts with customers, we have identified three distinct performance obligations in the strategic partnership with Grünenthal. The three performance obligations identified are the right of use license of IP, research & development and chemistry, manufacturing and controls (“R&D and CMC”) services and other development services. The license of IP was considered distinct from the development services as it is capable of being granted separately and the development services do not significantly modify or customize the license nor are the license and development services significantly interrelated or interdependent. We also evaluated the promises in the development services and determined the R&D and CMC services were distinct from the other development services as they are not significantly interrelated or interdependent.

The standalone selling price for each performance obligation is not directly observable, so we have estimated the standalone selling price through the most appropriate methods to ensure the estimate represents the price we would charge for the goods or services if they were sold separately. We have considered the application and results of a combination of methods and utilized the cost plus a margin approach as the primary method. For R&D and CMC services, we estimated the standalone selling price to be $85.0 million. For the other development services we estimated the standalone selling price to be $10.0 million. Significant judgement was applied in determining the standalone selling price and the variable consideration that was allocated to each performance obligation. Based on this analysis, the $15.0 million upfront payment was allocated to the license of IP performance obligation. Upon signing of this strategic partnership in September 2019, we recognized $15.0 million in revenue for the right of use license of IP as this performance obligation was considered completely satisfied at this date.

We evaluated the constraint over the remaining variable consideration under the contract and determined that all of the milestone payments relating to the R&D and CMC services and other development services were considered constrained as at June 30, 2020. As part of this evaluation, we considered a variety of factors, including whether the receipt of the milestone payments is outside of our control or contingent on the outcome of clinical trials and the impact of certain repayment clauses. We will continue to evaluate the constraint over variable consideration in future periods. Additionally, we apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore will recognize royalties and sales-based milestone payments as revenue when the subsequent sale or usage occurs.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2020. In future periods, additional milestone payments from Grünenthal may result in deferred consideration as revenue recognition of R&D and CMC services and other development services will be dependent upon the assessment of the constraint over variable consideration as well as the percentage of progress towards meeting the development service performance obligations over time.

There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2019.

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

Under IFRS 15, upon completion of this strategic alliance in September 2018, we recognized $10.0 million in milestone revenue from the $20.0 million up-front technology access fee received in October 2018 as this was the portion of revenue that control was transferred to Tasly and the remaining $10.0 million from the $20.0 million up-front payment was recognized as deferred consideration on our consolidated balance sheet. In the year ended June 30, 2020, the deferred consideration amount was recognized in revenue as the control for this portion of revenue was transferred to Tasly based on our decision regarding the exercise of our rights in the terms and conditions of the agreement.

TiGenix arrangement

In December 2017, we entered into a patent license agreement with TiGenix, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived MSC product, Alofisel® a registered trademark of TiGenix, previously known as Cx601, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. We are entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we will receive single digit royalties on net sales of Alofisel®.

In the year ended June 30, 2020, we commenced earning royalty income on sales of Alofisel® in Europe by our licensee Takeda. To date, royalty income earned on sales of Alofisel® in Europe by our licensee Takeda has not been significant.

JCR arrangement

In October 2013, we acquired all of Osiris’ culture-expanded, MSC-based assets. These assets included assumption of a collaboration agreement with JCR, a research and development oriented pharmaceutical company in Japan. Revenue recognized under this agreement is limited to the amount of cash received or for which we are entitled, as JCR has the right to terminate the agreement at any time.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement we assumed from Osiris, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, we are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share. We expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. We will receive royalties on TEMCELL product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. We apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognize royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended June 30, 2020, we recognized $6.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $5.0 million for the year ended June 30, 2019. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2019, we recognized $1.0 million in milestone revenue upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan. This amount was recorded in revenue as there are were no further performance obligations required in regard to this items. There was no milestone revenue recognized in year ended June 30, 2020.

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

The goodwill resulting from these acquisitions is tested for impairment in accordance with IAS 36 Impairment of Assets which requires testing be performed at any time during an annual period, provided the test is performed at the same time every year. We test for impairment annually in the third quarter of each year. A full assessment was performed at March 31, 2020 and no impairment of goodwill was identified. Additionally, assets must be tested for impairment if there is an indication that an asset may be impaired. The recoverable amounts of our assets and cash-generating units have been determined based on fair value less costs to sell calculations, which require the use of certain assumptions. See Note 6 of our consolidated financial statements and the related note thereto included in our 20-F for more information regarding the assumptions used in determining the fair value less costs to sell.

In-process research and development

IFRS requires that acquired in-process research and development be measured at fair value and carried as an indefinite life intangible asset subject to impairment reviews. We have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 and $24.0 million was reclassified to current marketed products upon the TEMCELL asset becoming available for use in Japan. In 2016, we fully impaired $61.9 million of in-process research and development relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood, as we suspended further patient enrollment of the Phase IIa MPC-MICRO-IO clinical trial and the Phase III MPC-CBE clinical trial as we prioritized the funding of our Tier 1 product candidates. The remaining carrying amount of in-process research and development as at June 30, 2020 and June 30, 2019 was $427.8 million. We still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed.

All in-process research and development recognized on our balance sheet is a result of a business acquisition and is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form. Indefinite life intangible assets are not amortized but rather are tested for impairment annually in the third quarter of each year in accordance with IAS 36 Impairment of Assets which requires testing annually, or whenever there is an indication that an asset may be impaired. A full assessment was performed at March 31, 2020 and no impairment of the in-process research and development was identified. There was no impairment charge recognized during the years ended June 30, 2020 and 2019.

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

Management maintains internal valuations of each asset annually (or more frequently should indicators of impairment be identified) and valuations from independent experts are requested periodically, within every three year period. The internal valuations are continually reviewed by management and consideration is given as to whether there are indicators of impairment which would warrant impairment testing. An external valuation of our assets was carried out by an independent expert as at March 31, 2020 with the recoverable amount of each asset exceeding its carrying amount.

The recoverable amount of our cash generating unit, including goodwill and in-process research and development, exceeded the carrying amounts in the annual impairment testing completed in March 2020 and, therefore, no impairment charges were recorded.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realizable value. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; the provision is then reversed at the point when a high probability of regulatory approval is determined.

We consider a number of factors in determining the probability of the product candidate realizing future economic benefit, including the product candidate’s current status in the regulatory approval process, results from the related pivotal clinical trial, results from meetings with relevant regulatory agencies prior to the filing of regulatory applications, the market need, historical experience, as well as potential impediments to the approval process such as product safety or efficacy, commercialization and market trends.

When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Manufacturing Commercialization expenses. When the high probability threshold is met, the provision will be reversed through Manufacturing Commercialization expenses. As of June 30, 2020, there was $8.8 million of pre-launch inventory recognized on the balance sheet that was fully provided for.

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

As at June 30, 2020 and June 30, 2019, we did not hold any deposits with maturity dates between 3 months and 12 months and therefore we did not hold any deposits classified as short term investments.

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

Our level 3 asset consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2020 and June 30, 2019.

Our level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2020 and June 30, 2019. There were no transfers between any of the levels for recurring fair value measurements during the year.

The following table summarizes the assumptions, techniques, and significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,		Valuation	Unobservable	Year Ended June 30,		Relationship of unobservable inputs to
Description	2020	2019	technique	inputs(1)	2020	2019	fair value
Contingent consideration provision	45,166	47,534	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2020: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.4%.

Year ended June 30, 2019: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2020: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 3%.

Year ended June 30, 2019: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2020: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 3%.

Year ended June 30, 2019: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

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

Net deferred tax assets

Deferred tax assets are recognized for unused tax losses based on the scheduling of reversals of deferred tax liabilities and to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. We have recorded deferred tax assets that relate to operating tax losses and deductible temporary differences to offset taxable temporary differences (deferred tax liabilities).

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2020 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

In April 2020, the U.S. Food and Drug Administration (“FDA”) accepted for priority review our Biologics License Application (“BLA”) filing of RYONCIL for the treatment of children with steroid-refractory acute graft versus host disease (“SR-aGVHD”), a life-threatening complication of an allogeneic bone marrow transplant. In August 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted overwhelmingly in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. RYONCIL has been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (“PDUFA”). If approved by the PDUFA date, Mesoblast plans to launch RYONCIL in the United States in 2020.

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

Sources of Liquidity

We have incurred losses from operations since our inception in 2004 and as of June 30, 2020, we had an accumulated deficit of $548.8 million. We had cash and cash equivalents of $129.3 million as of June 30, 2020 and incurred net cash outflows from operations of $56.4 million for the year ended June 30, 2020.

We have an overarching strategy to fund operations predominately through sales of RYONCIL and non-dilutive strategic and commercial transactions. In addition to increasing cash inflows through sales of RYONCIL, we intend to enter into new strategic partnerships for our Phase 3 product candidates, drawing on up to $67.5 million additional funds from existing strategic and financing partnerships, subject to certain conditions, or through equity-based financing. Over the next 12 months some or all of these cash inflows will be required for us to meet our forecast expenditure and continue as a going concern, although there is uncertainty related to our ability to access these cash inflows.

Management and the directors believe that we will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that we may be unable to realize our assets and discharge our liabilities in the normal course of business.

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

Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2020	2019	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(56,365)	(57,790)	1,425	(2%)
Net cash (outflows) in investing activities	(3,273)	(1,000)	(2,273)	NM
Net cash inflows by financing activities	137,044	71,608	65,436	91%
Net increase in cash and cash equivalents	77,406	12,818	64,588	NM

Comparison of cash flows for the Year ended June 30, 2020 with the Year ended June 30, 2019

Net cash outflows in operating activities

Net cash outflows for operating activities were $56.4 million for the year ended June 30, 2020, compared with $57.8 million for the year ended June 30, 2019, a decrease of $1.4 million. The decrease of $1.4 million is due to a decrease in cash outflows of $7.2 million in the year ended June 30, 2020 compared with the year ended June 30, 2019, offset by a decrease in cash inflows of $5.8 million.

Outflows for payments to suppliers and employees and interest and other costs of finance paid decreased by $7.2 million from $90.9 million for the year ended June 30, 2019 to $83.7 million for the year ended June 30, 2020 primarily due to a decrease in payments in relation to research and development costs.

The $5.8 million decrease of inflows primarily comprised: inflows from milestone payments received decreased by $20.0 million in relation to the up-front technology access fee received upon closing of the strategic alliance with Tasly in October 2018; inflows from milestone payments received decreased by $5.4 million in relation to payments received on our patent license agreement with Takeda in December 2017; inflows from cumulative net sales milestone payments received on TEMCELL in Japan decreased by $1.0 million during the year ended June 30, 2020, compared with the year ended June 30, 2019; these decreases in inflows were offset by a $17.5 million increase from up-front fee and milestone payment received in relation to our strategic partnership with Grünenthal; and inflows from royalty income earned on sales of TEMCELL in Japan increased by $3.3 million during the year ended June 30, 2020, compared with the year ended June 30, 2019.

Net cash inflows in investing activities

Net cash outflows for investing activities increased by $2.3 million in the year ended June 30, 2020, compared with the year ended June 30, 2019 primarily due to a $2.0 million increase in payments for fixed assets, such as plant and equipment and intellectual property and a $0.3 million increase in payments for contingent consideration in the year ended June 30, 2020 when compared with the year ended June 30, 2019.

Net cash inflows in financing activities

Net cash inflows for financing activities were $137.0 million for the year ended June 30, 2020, compared with $71.6 million for the year ended June 30, 2019, an increase of $65.4 million. This increase in the year ended June 30, 2020, was primarily due to gross proceeds of $50.6 million received from share placements to existing and new Australian and global institutional investors in October 2019, and gross proceeds of $88.8 million from share placements to existing and new institutional investors in May 2020. The net cash inflows in the year ended June 30, 2019 include a $28.9 million receipt of net proceeds drawn pursuant to a non-dilutive, eight-year credit facility with NovaQuest, a $14.6 million receipt of net proceeds from drawing a further tranche of funding from our existing credit facility with Hercules, a $10.0 million receipt of gross proceeds from a share placement with NovaQuest in July 2018 and a $20.0 million receipt of gross proceeds from a share placement with Tasly in October 2018. We also received $5.2 million in receipts from share option exercises during the year ended June 30, 2020, compared to $0.3 million for the year ended June 30, 2019. These receipts were offset by a $1.6 million payment for lease liabilities during the year ended June 30, 2020, compared to $Nil for the year ended June 30, 2019 due to the adoption of IFRS 16 Leases on July 1, 2019. Additionally, there were $6.3 million and $0.6 million of payments for associated capital raising costs and $Nil and $1.6 million of payments for other associated borrowings cost in the years ended June 30, 2020 and 2019, respectively, a net increase in outflows for capital raising and borrowing costs of $4.1 million.

Comparison of cash flows for the Year ended June 30, 2019 with the Year ended June 30, 2018

For discussion on comparison of cash flows for the years ended June 30, 2019 and 2018, refer to Cash Flows within “Item 5.B Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended June 30, 2019, filed with the SEC on September 9, 2019.

Operating Capital Requirements

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

We expect that our research and development expenses and our management and administration expenses to remain relatively consistent over the next 12 months. Subject to us achieving successful regulatory approval we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

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

Borrowings

Hercules

In March 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. An additional $25.0 million may be drawn, subject to certain conditions. The loan matures in March 2022.

In August 2020, we amended the terms of the loan agreement to defer principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2020 in line with the amended terms of the loan agreement. As at June 30, 2020, we recognized $3.6 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2020 and 2019, we recognized gains of $1.3 million and $0.4 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurement gains relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility.

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

All interest and principal payments will be deferred until after the first commercial sale of RYONCIL for the treatment in pediatric SR-aGVHD. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of RYONCIL for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of RYONCIL for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of RYONCIL for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales as we approach the potential approval of RYONCIL for pediatric SR-aGVHD (Prescription Drug User Fee Act (“PDUFA”) date of September 30, 2020) may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses and finance costs in the period the revision is made.

As of June 30, 2020, management have assumed that RYONCIL for pediatric SR-aGVHD will obtain BLA approval at the PDUFA action date of September 30, 2020. In August 2020, the ODAC of the FDA voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. An FDA decision could lead to a remeasurement of the carrying value of the NovaQuest borrowings as management update net sales forecasts and other key assumptions.

As at June 30, 2020, we have recognized a current liability of $4.5 million which represents the present value of interest payable of $4.2 million and $0.3 million loan administration fee which is payable annually in June.

In the years ended June 30, 2020 and 2019, we recognized losses of $0.8 million and $0.7 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within other operating income. In the years ended June 30, 2020 and 2019, we recognized gains of $0.1 million and $Nil, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurements relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility with NovaQuest.

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

We have complied with the financial and other restrictive covenants of our borrowing facilities during the year ended June 30, 2020.

5.C	Research and Development, Patents and Licenses

For a description of the amount spent during each of the last two fiscal years on company-sponsored research and development activities, as well as the components of research and development expenses, see “Item 5.A Operating Results – Results of Operations.”

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

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, other than the purchase commitments and contingent liabilities as mentioned below.

5.F	Contractual Obligations and Commitments

Contractual commitments:

Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2020.

The maturity profile of the anticipated future contractual cash flows in relation to our contractual obligations and commitments on an undiscounted basis is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows
Borrowings(1)(2)(3)	(35,995)	(35,915)	(51,218)	(17,510)	(140,638)
Trade payables	(24,972)	—	—	—	(24,972)
Lease liabilities(4)	(4,026)	(2,377)	(4,204)	(593)	(11,200)
Purchase commitments(4)	(17,272)	(9,087)	(17,892)	—	(44,251)
	(82,265)	(47,379)	(73,314)	(18,103)	(221,061)
(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2020 without taking into account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of RYONCIL for pediatric SR-aGVHD.

(3)

In August 2020, we amended the terms of the Hercules loan agreement to defer the commencement of principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability and are included in the contractual cash flows due within one year, on an undiscounted basis, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments on the Hercules borrowings can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

(4)

In the year ended June 30, 2020, we entered into a manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of RYONCIL for the treatment of pediatric acute graft versus host disease in the US market. This agreement contains lease and non-lease components with a non-cancellable term of 4.5 years. The agreement contains a minimum financial commitment of $49.5 million. We have accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2020, the minimum financial commitment of the lease and non-lease components are $5.3 million and $44.2 million, respectively, disclosed within the contractual obligations as lease liabilities and purchase commitments on an undiscounted basis, respectively. If there is a significant delay in the expected approval date of the BLA for RYONCIL by the FDA then the minimum financial commitment under this manufacturing services agreement will reduce by $28.3 million, with $2.0 million of this reduction relating to the lease component and $26.3 million relating to the non-lease component of the agreement.

We do not have any other purchase commitments as of June 30, 2020.

Lease commitment – as lessee:

We lease various offices under non-cancellable leases expiring within 1 to 6 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We also lease a manufacturing suite under the non-cancellable manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of RYONCIL for the treatment of pediatric acute graft versus host disease in the US market expiring within 5 years. We adopted IFRS 16 Leases on July 1, 2019. Our principal accounting policy from July 1, 2019, are that leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. For principal accounting policies relating to the comparative year, refer to our annual report on Form 20-F for the year ended June 30, 2019. Comparatives have not been restated as permitted under the specific transition provisions in the standard. A reconciliation between the operating lease commitments disclosed applying IAS 17 at June 30, 2019 and the lease liabilities recognized at July 1, 2019 is described in Note 13 to our consolidated financial statements.

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

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2020 we have assessed these contingent liabilities to be remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of June 30, 2020.

Item 6.	Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Mesoblast board of directors (“the Board”) presents the 2019/2020 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements.

The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2020.

The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

Introductory Comments from Donal O’Dwyer, Nomination and Remuneration Committee Chairman

A pivotal year

The 2020 financial year has been a pivotal year for Mesoblast as we prepare for potential commercialization of remestemcel-L, which requires shifts in hiring in company focus. Multiple other major corporate milestones have also been achieved and are set out later in this report. In particular, the possibility of using our stem cells for the treatment of COVID-19 sufferers has been a testament to the dedication, agility and responsiveness of our management and personnel.

This year has also seen the implementation of changes to our remuneration framework in response to feedback from proxy advisers and investors including:

-	Decreasing the amount of annual cash that the CEO could earn through a reduction in STI.
-	Decreasing the weighting of the CEO’s fixed remuneration to 40% of total remuneration (down from 50%), and increasing the weight of pay contingent on performance to 60%.
-	Halving the CEO’s short-term incentive opportunity to 20% of total remuneration (down from 50%).
-

Requiring the CEO’s incentive payments to be partly in long term incentives, consisting of an option grant subject to milestone performance conditions which must be achieved over 3 years. If achieved earlier, vesting is restricted so that it is only by the third year that all options will have vested.

-	Requiring KMP and executive options to be subject to both milestone achievement and continued service before vesting.
-	Disclosing KMP LTI performance conditions.

These changes result in lower cash costs, preserving our cash reserves for investing in research and commercialization.

We have received positive feedback on the changes, which were well received by investors with an appreciation of the biotechnology industry.

There are still some concerns among investors, mainly to do with remuneration settings that reflect our status as a global biotechnology company with the majority of employees based in the US. I will address these concerns here.

CEO remuneration is higher than ASX-listed companies of similar market capitalization

This was correct, although since then the market value has substantially increased (157%(1)), which will have improved relativities and is likely to have neutralized this concern. In determining appropriate remuneration, ASX-listed companies are not the primary benchmark we use, as most employees are based in the USA, and most have skills in-demand globally, rather than locally. Hence, we benchmark to where we source employees from, or where we could lose them to, including the CEO.

Milestone performance conditions not preferred

Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our company. What creates lasting shareholder value are successful outcomes from research and development, entry into new collaborations and achievement of other planned and well-considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for a sober, fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice.

Long term incentive vesting period too short

Within biotechnology, basing long term incentives on achievement of performance milestones is a tried and true measure of aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier is better, because we will have achieved it using less cash expense than if achieved at the end of 3 years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for 3 years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones with most value potential given limited resourcing, and impact on longer term share price. But so far we have not found any quite as effective.

(1)	The market capitalization has increased 157% from June 30, 2019 to June 30, 2020.

Disclosure of KMP LTI performance targets

Mesoblast agrees that performance requirements on which executive incentive payments are made must be disclosed in the interests of good governance. When milestone targets are commercially sensitive, the general terms of the milestone are disclosed. Once achieved, the specifics of milestones will be disclosed.

Consistency of bonus payment and lack of STI deferral

The board believes that incentive opportunities have been beneficial in motivating disciplined research and development within a constrained annual budget. Within biotechnology companies the key to long-term value creation is a relentless focus on a highly detailed, rigorous R&D program. While share price movements can be volatile depending on the success of this program as it unfolds, the program itself must nevertheless be worked through systematically and with extreme care. This must not be volatile.

In most years we have achieved this systematic progress in our R&D program, which is reflected in STI outcomes. This is what would be expected in a well-managed and governed biotechnology company.

The underlying value of biotechnology companies such as Mesoblast rely on progress in research ultimately resulting in product approval and application. Success on this journey can be measured by investor participation in capital raisings, and revenue trending upwards from securing licensing agreements stemming from R&D progress. Mesoblast is performing on both of these measures.

We have no deferral of STI. On review, the board considered that:

-	STI is not a heavily weighted part of the remuneration framework across the Company
-	there was sufficient remuneration deferred already, in the form of unvested options, that would be at risk in the event of poor conduct, mismanagement or reputational damage.

Dilution

Some feedback indicated a concern with potential dilution caused by our employee option plan. Given the recent growth in Mesoblast’s market value and the potential presented by our planned commercialization, current dilution levels from our share plan are not excessive by biotechnology company standards. However, we recognize that biotechnology company practices relying on the application of options in lieu of cash remuneration are unusual in other industries, and so may not be familiar to many external stakeholders. Therefore, despite the application of options being a standard industry practice, we will continue to consider alternatives that provide the same upside opportunity as options, but with less dilution.

COVID-19

COVID-19 has not led to a material deterioration in Mesoblast’s financial circumstances, nor required Mesoblast to utilize government support. Mesoblast has actively implemented a COVID-19 program focused on employee safety and has instituted various changes to working requirements to minimize threats to our employees arising from the pandemic. These include facilities to work from home, safe social distancing methods, supervision and rotational shifts in our research laboratories, and extension to already thorough hygiene practices from our research areas to all places of work. As a result, the impact on our work schedule and efficiency has been minimal, and all employees were fully retained.

Mesoblast is facing some challenges from the pandemic. Our clinical trials that are not treating COVID-19 infected patients are experiencing some delays given reduced capacity at hospitals for completing activities and impacts on patient mobility for treatments or final visits. In addition, health regulators may rate other treatments as higher priorities due to the crisis.

On the other hand, COVID-19 has presented potentially significant opportunities for Mesoblast.  At the initial onset of the pandemic Mesoblast was pleased to be able to offer remestemcel-L to sufferers of COVID-19 after the US FDA cleared it for investigational use in patients with acute respiratory distress syndrome (ARDS) caused by COVID-19.

With agility, dedication, and expertise, employees at various levels of Mesoblast quickly commenced clinical research that has the potential to result in a treatment for COVID-19 infected patients and provide significant benefit to patients and shareholders.  The results of a major clinical study currently recruiting in the US are expected before the year end.

Concluding remarks

The design of our remuneration framework enables us to respond rapidly to reorient priorities such as the COVID-19 pandemic.

Feedback on Mesoblast’s remuneration has been listened to. The board has responded with several changes to its framework. Others are still being considered. Other aspects of our remuneration, upon review, were found to be ideal for our business. These have been retained, although with the commitment to do a better job of explaining why it suits our business and is in the interests of our shareholders.

We trust you will agree and support our remuneration framework with these latest changes and welcome your further feedback.

Donal O’Dwyer

Nomination and Remuneration Committee Chairman

6.A	Key Management Personnel

Key management personnel (KMP), defined as individuals who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, and including all directors, are listed in Table 1.

Table 1 – Mesoblast KMP during FY2020

Name	Position	Country	Portion of year served as KMP
Non-executive directors

Joseph Swedish	Independent Chairman, Board of Directors Member, Audit and Risk Committee	US	Full Year

William Burns	Independent Vice Chair, Board of Directors Member, Nomination and Remuneration Committee	Switzerland	Full Year

Donal O’Dwyer	Independent Non-executive Director Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee	Australia	Full Year

Michael Spooner	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	Australia	Full Year

Eric Rose	Independent Non-executive Director	US	Full Year

Shawn Cline Tomasello	Independent Non-executive Director	US	Full Year

Executive director

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year

Other executive KMP

Josh Muntner	Chief Financial Officer	US	Full Year

Details of Directors and Senior Management

Board of Directors

Joseph Swedish, MHA

Appointed as Chairman of the Board of Directors on April 1, 2019.

Experience and expertise

Joseph. R. Swedish has more than four decades of healthcare leadership experience serving major United States healthcare enterprises. He is the co-founder and a partner at Concord Health Partners that is an investment management firm focused on health care companies that can enhance the value of care delivery through products, services, and technologies.

Mr Swedish was Chairman, President and Chief Executive Officer of Anthem, Inc., (2013 – 2018) and subsequently he served as a Senior Adviser (2018 – 2020). Anthem, Inc. is America’s leading health benefits provider. Prior to joining Anthem, Inc., Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Centura Health. Currently, he sits on the Board of Directors of IBM Corporation, CDW Corporation and Centrexion Therapeutics. Mr Swedish is past Chairman of Duke University’s Fuqua School of Business Board of Visitors and is a current member. Previously, he was Chairman of the Catholic Health Association and America’s Health Insurance Plans (AHIP). Mr Swedish received a bachelor’s degree from the University of North Carolina at Charlotte and his master’s degree in health administration from Duke University. His extensive experience as a leader in the US healthcare sector with twenty-five years as CEO, particularly in resource allocation and reimbursement metrics, provides industry, leadership and management experience as Mesoblast transitions to a commercial stage company.

Other current directorships of listed public companies

Non-Executive Director, IBM Corporation (since 2017)

Non-Executive Director, CDW Corporation (since 2015)

Former directorships of listed public companies within the last 3 years

Executive Chairman, Anthem, Inc. (2013 - 2018)

William Burns, BA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Burns has served on our board of directors since 2014 and was appointed Vice Chairman in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. He was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the board of directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners, and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research, London, and from March 2016 until April 2020 a Governor of The Wellcome Trust in London, UK. His extensive experience in the pharmaceutical industry, specifically as a member of the board of directors of other pharmaceutical companies, provides pharmaceutical, healthcare, industry, leadership and management expertise.

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

Non-executive Chairman, SIGA Technologies, Inc. (since 2018)

Non-executive Director, ABIOMED, Inc. (2007 – 2012, 2014 – present)

Former directorships of listed public companies within the last 3 years

None

Shawn Cline Tomasello, BS, MBA

Appointed to the Board as a Non-Executive Director on July 11, 2018.

Experience and expertise

With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms Tomasello has been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held senior positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Principia Biopharma, Inc., Abeona Therapeutics, Inc., Gamida Cell, Ltd. and UroGen Pharma, Ltd. She previously served on the Board of Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. and Diplomat Specialty which was acquired by United Healthcare. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati.  Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.

Other current directorships of listed public companies

Director, Gamida Cell, Ltd. (since 2019)

Director, UroGen Pharma, Ltd. (since 2019)

Director, Principia Biopharma, Inc. (since 2019)

Director, Abeona Therapeutics, Inc. (since 2020)

Former directorships of listed public companies within the last 3 years

Director, Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. (2018 – 2019)

Non-Executive Director, Diplomat Pharmacy, Inc. (2015 – 2020)

Charlie Harrison, BA, LLB (Hons)

Joint Company Secretary

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

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Niva Sivakumar – BCom, LLB

Joint Company Secretary

Experience and expertise

Ms Sivakumar joined Mesoblast’s legal team in 2014 and is a member of the company’s Intellectual Property Committee. Previously, she was a senior associate in the corporate and commercial teams at major law firm, Dentons, and a senior lawyer at K&L Gates. Ms Sivakumar has a Commerce/Law degree from the University of Melbourne. She was included in The Legal 500’s Guide to Australia’s Rising Stars 2019.

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

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Dagmar Rosa-Bjorkeson, MS, MBA

Chief Operating Officer

Dagmar Rosa-Bjorkeson has more than 25 years of global experience in the pharmaceutical industry, including executive leadership in corporate and product strategy, market development and operational execution. She has led multiple successful product launches, including Gilenya® for multiple sclerosis and Elidel® for atopic eczema. During her 17 years at Novartis, Ms Rosa-Bjorkeson was Vice President and Head of its Multiple Sclerosis Business Unit; Vice President, Business Development and Licensing in the United States; and Country Head and President for Novartis Sweden. More recently, she served as Executive Vice President and President, Biosimilars, at Baxalta, now a wholly owned subsidiary of Takeda Pharmaceutical Company. Ms Rosa-Bjorkeson was also Executive Vice President and Chief Strategy and Development Officer at Mallinckrodt Pharmaceuticals. She holds an MBA in Marketing, an MS in Chemistry and a BS, Chemistry from the University of Texas.

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

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Table 2 – Director Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited Ordinary Shares
Silviu Itescu	68,958,928	1,885,334
Josh Muntner	—	800,000
William Burns	63,000	220,000
Donal O'Dwyer	1,234,392	100,000
Eric Rose	—	220,000
Michael Spooner	1,069,000	100,000
Joseph Swedish	—	500,000
Shawn Cline Tomasello	—	200,000

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2020 and the number of meetings attended by each director were:

Table 3 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A	B	A	B	A	B
Joseph Swedish	14	13	4	4	—	—
William Burns	14	12	—	—	5	5
Silviu Itescu	14	14	—	—	—	—
Donal O'Dwyer	14	14	4	4	5	5
Eric Rose	14	14	—	—	—	—
Shawn Tomasello	14	13	—	—	—	—
Michael Spooner	14	14	4	4	5	5

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended by board/committee members

— = Not a member of the relevant committee

6.B	Compensation

KMP Remuneration Governance

The Board is responsible for Mesoblast’s remuneration strategy and approach. The Nomination and Remuneration Committee advises the Board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive Directors, other senior executives and non-executive Directors.

The Nomination and Remuneration Committee is wholly comprised of independent members: Donal O’Dwyer (Chair), William Burns and Michael Spooner. The board is satisfied that Donal O’Dwyer and Michael Spooner are independent despite their long-standing tenure on the board and Mr. Spooner’s brief role as an executive Chairman following the company’s incorporation.

The Nomination and Remuneration Committee is primarily responsible for making recommendations to the Board on:

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

The Committee receives proposals from the executive team, which it critically reviews. When appropriate the Nomination and Remuneration Committee will seek advice or recommendations from independent expert consultants. Advice provided by consultants during the year did not constitute a ‘remuneration recommendation’ as a defined in section 9B of the Corporations Act and was received free from any undue influence by Key Management Personnel to whom the advice related.

Executive Remuneration Strategy

The Company’s remuneration strategy is designed to ensure Mesoblast can:

•	Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis
•	Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.

Our team is small. Mesoblast has only 102 employees, 69% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields (over half of Mesoblast employees have a masters or PhD), is imperative in ensuring Mesoblast can continue in a consistent manner to work towards what are difficult, complex and long-term goals.

Biopharmaceutical product development is a highly specialized and speculative undertaking and it involves a substantial degree of risk. To achieve and maintain long term profitability, companies must successfully develop product candidates, obtain regulatory approval, and manufacture, market and sell those products for which regulatory approval is obtained. If this occurs, revenues depend on the size of markets in which product candidates receive approval, the ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. Not all companies succeed in these activities, and not all companies generate revenue from product sales that is significant enough to achieve profitability.

To have a chance of success, it is imperative that executives

a)	possess the specialized skills to understand the complex products being developed and the various regulatory requirements imposed across the globe
b)	apply high degrees of discipline to ensure research and trials are undertaken safely and effectively, to a rigorous standard and schedule, within tight budget constraints
c)	seek to deliver earlier, with lower costs, key, well-defined milestones critical to progressing Mesoblast technology
d)	stay focused on the end goal of commercialization.

While it may be many years from initial research until milestones lead to profitable outcomes, this does not reduce the importance of the milestones themselves. Without the interim milestone steps on the way to therapy commercialization, the extensive safety and efficacy data required would not be sufficient and approval by global regulatory authorities would not be achievable. Time and costs are an important component part in this process of research, testing and milestone achievement, as both have compounding effects on shareholder value.

To address the above, Mesoblast’s remuneration framework comprises:

-	competitive fixed remuneration
-	annual incentives payments contingent on intensive research, approvals and trials being undertaken on time and budget
-	longer term milestone-based incentive payments
-	payment delivered, in part, as options, which conserves cash, aligns with shareholder interests, and focuses executives on strategy, risk management, and execution that optimizes shareholder value.

Mesoblast generally sets cash-based STIs at a lower quantum than option-based LTIs to conserve cash flow, focus executives on value creation, and align executives with shareholders.

The current average tenure of our executive team of 6.1 years suggests that the framework works well to attract and retain appropriate executive leadership.

Executive Remuneration Framework

Further details on the Mesoblast Executive Remuneration Framework is provided in Table 4 – Executive Remuneration Framework.

Table 4 – Executive Remuneration Framework

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Strategic Rationale	Attract and retain key personnel on a global basis via competitive remuneration. Comply with regional statutory and customary benefits (e.g., superannuation in Australia; medical insurance in the US.)

Focuses attention on key KPIs (in areas such as clinical, financial and partnering strategy, manufacturing, commercial, or organizational structure and development) under cost and time constraints that will lead to long-term improvement in patient outcomes and shareholder wealth.

Serves multi-pronged purpose:

-  Aligns remuneration outcomes with shareholder wealth creation.

-  Provides a framework for wealth creation by prioritizing key objectives that are critical for long-term profitability.

-  Rewards speed of achievement, that can have long term compounding effects

-  Retains employees via deferral

-  Provides value only if milestones accumulate for increases in share price, aligning with the shareholder experience.

-  Conserves cash.

-  Enables risk management via malus.

Process

Assessed annually on market relativities in relevant markets based on position accountabilities.  The Nomination and Remuneration Committee makes specific recommendations to the board on remuneration packages for senior executives for approval.

Paid annually for performance against annual corporate and individual KPIs. The Nomination and Remuneration Committee sets the CEO’s KPIs. These are used to measure the company performance, which determines the pool available for other employees. Allocations from that pool for senior management are determined with reference to individual KPIs which have been set by the CEO. Resulting outcomes are approved by the Nomination and Remuneration Committee.

The Nomination and Remuneration Committee assesses vesting for the LTI milestones.

Eligibility	All employees	All employees hired on or before March 31, 2020 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.

Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.	Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash. Current CEO and CFO maximum STI: 50% of Fixed Remuneration.

Set using a percentage of fixed pay as a guideline.

Current CEO maximum LTI: 100% of fixed remuneration

Current CFO maximum LTI: 100% of fixed remuneration

The actual grant value may vary year on year from this proportion based on various factors being taken account including:

-  shareholder dilution

-  internal relativities

-  share price volatility

While the value may fluctuate on a year-to-year basis, the guideline should stand on a long term basis.

Delivered as	Cash	Cash	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the 5-day VWAP prior to grant date.
Performance and service period	N/A	1 year

Three years with provision for earlier vesting limited to one third per year to (a) encourage speed of achievement, and (b) defer material amounts for better governance and (c) encourage executive focus on achievements that have a longer term impact on shareholder value.

Discretion, malus and clawback	N/A	The board has the authority to use its discretion to amend individual outcomes “in year”, including down to zero, prior to any payment.

The board has ultimate discretion in determining vesting outcomes. Until options are exercised, the board may also apply discretion in situations where executives have behaved dishonestly or fraudulently to lapse options (unvested and vested).

Cessation of employment		No award will be made to employees who have ceased employment.	Unvested options are forfeited unless Board exercises discretion. Vested options can be retained subject to being exercised within 60 days of cessation or other timeframe specified by the board.

Hedging	The company’s share trading policy prohibits hedging via the company’s derivatives.
Oversight	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.

Remuneration Mix

The target remuneration mix at maximum for the CEO and the CFO is described in Figure 1.

Figure 1 – KMP Remuneration Mix.

The actual grant value year-on-year may vary from the target remuneration mix depending on factors such as:

•	Dilution considerations
•	Internal relativities
•	Date of grant
•	Difficulty of milestones

Remuneration Outcomes for FY2020

Mesoblast performance

In the financial year leading up to the turmoil caused by COVID-19, Mesoblast’s share price had been increasing steadily and continues to do so, responding to executive team efforts to:

•	Complete submission of Biologics License Application (BLA) for remestemcel-L in pediatric GvHD, with the FDA accepting the file for priority review,
•

Submit an Investigational New Drug (IND) application for use of remestemcel-L in the treatment of patients with moderate to severe ARDS caused by COVID-19, which was cleared by the FDA. Subsequently initiate a 300-patient Phase 3 randomized controlled trial in patients with moderate to severe ARDS from COVID-19 in up to 30 sites across North America,

•	Enter into strategic partnerships for key treatments – commercialization revenues have increased by 32% year-on-year and milestone revenues by 127% year on year,
•	Raise funds and make key hires for the commercial launch of remestemcel-L in the US pending FDA approval,
•	Realize clinical outcomes to develop Mesoblast’s pipeline of clinical therapies and intellectual property,
•	Scale up manufacturing for potential commercial launch, meeting stringent international regulatory agency criteria,
•	Monitor and manage costs to conserve cash.

In addition, Mesoblast has implemented procedures to ensure staff remain healthy in the midst of the COVID-19 crisis, and the team created and leveraged an opportunity to improve outcomes for COVID-19 sufferers on ventilators. The speed with which the team has moved to realize the potential of remestemcel-L’s anti-inflammatory qualities against COVID-19 has been enabled by an intense increase in work hours during a challenging time.

Table 5 provides some share price performance data and selected financial results.

Table 5 – Company share price performance and selected financial results over the last five years.

	Currency	2020	2019	2018	2017	2016
Share price (ASX:MSB)
– closing at June 30	A$	3.25	1.48	1.48	2.08	1.08
– high for the year	A$	4.45	2.34	2.36	3.44	4.06
– low for the year	A$	1.02	1.04	1.19	1.03	1.01
Market capitalization at June 30 (millions)	A$	1,898	738	714	891	412
– increase/(decrease) – (millions)	A$	1,160	24	(177)	479	(855)
– increase/(decrease) – as %		157%	3%	(20%)	116%	(67%)
Revenue (millions)	US$	32,156	16,722	17,341	2,412	42,548
- increase/(decrease) - as %		92%	(4%)	619%	(94%)	NM
Loss before income tax	US$	(87,355)	(98,754)	(65,977)	(90,215)	(90,821)
Net Assets (millions)	US$	549,326	481,052	546,008	516,766	528,161

* NM = not meaningful.

Remuneration outcomes for the year ended June 30, 2020

Fixed remuneration

The CEO and CFO’s fixed remuneration did not change from FY2019 to FY2020. The CEO’s fixed remuneration has not changed since 2015.

STI

The quantum of the CEO’s STI opportunity has reduced by 50% from FY2019 to FY2020 due to introduction of an LTI into the CEO’s remuneration mix in response to investor feedback. This reduced the cash cost of the CEO’s total remuneration by 40%.

As a result of the company’s timely performance against the prespecified key financial, commercialization, clinical, organizational structure and next phase growth KPIs for the year, the CEO achieved 99% of his maximum STI. Discretion was applied to adjust the CEO STI by +11% for significantly exceeding KPIs in key categories and outstanding leadership during the onset of the COVID-19 pandemic, as a result of which Mesoblast was able to quickly make remestemcel-L available to sufferers of COVID-19 infected patients with ARDS through an expanded access protocol, commence a clinical trial in the same indication while also improving cash reserves and minimizing the impact of COVID-19 on our existing phase 3 programs and operations. The outcome of these achievements was significant accretion in value over the period. Therefore, the CEO achieved 110%(1) of his maximum STI. Details are provided in Table 6.

The CFO was awarded 95%(2) of his maximum STI for achieving his KPIs for accelerating the development and execution of corporate financings in response to both needs and opportunities arising during the year, associated targeted investor relations outcomes, as well as active control of budget expense when we had to rapidly adapt operations to respond to the pandemic and prioritize adjustments.

(1)	No portion was forfeited.
(2)	No portion was forfeited.

Table 6 - Performance against FY2020 STI KPIs
KPI Category	KPI	Maximum as % of total STI	Rating	Outcome as % of total STI

Execute on Major Clinical Programs

Significant progress has been made on our major clinical programs during this year despite the challenges presented by COVID-19. Such clinical programs, if successful, form the basis for achieving approval to commercialize our technology for multiple indications. The Board assessed that this objective was completely achieved.

Remestemcel-L	• Acute GvHD – Selected to present GvHD data at a major international bone marrow transplantation conference. Clinical outcomes published in three articles in prominent journal the Biology of Blood and Marrow Transplantation. • Chronic GvHD – Commenced an investigator-initiated expanded access protocol trial and reported clinically meaningful outcomes.	30%	100%	30%

Chronic Heart Failure (CHF)

•  CHF – Phase 3 trial in advanced Chronic Heart Failure patients surpassed the number of primary end point events for the trial.  The data monitoring committee completed their final review of the phase 3 trial

•  LVAD – Attained FDA guidance on the clinical pathway for LVAD market application and clinical outcomes were presented at a major international cardiovascular scientific session

Chronic Lower Back Pain (CLBP)

•  CLBP – Continued patient visit and patient monitoring as our 404 patient phase 3 clinical trial in CLBP patients continued during the year. Continuation of patient visits, patient monitoring and data collection for our in the 404 patient phase 3 clinical trial.

Execute on Financing and Partnering Strategy

There have been substantial achievements during the year in this category. An important partnership was forged with Grünenthal. Additionally, two well executed private placements ensured the Group was well funded and able to continue its important development and commercialization work. These placements were completed at a minimal discount to the market price. The board assessed that this objective was completely achieved with performance exceeding target.

Finance

•  In September 2019, completed a strategic partnership with Grünenthal for Europe and Latin America to develop and commercialize our product candidate for the treatment of CLBP.

•  Successfully raised US$140 million of capital to fund ongoing operations across two separate raisings with minimal discount to prevailing share price at the time.

•  Successfully deferred principal repayment terms on our existing structure debt arrangements as a result of achieving key commercial milestones.

•  Substantial increase in share price of over 200% and market capitalization resulting in our inclusion in the S&P Dow Jones S&P/ASX All Australian 200 in June 2020.

	25%	100%(1)	25%

Commercialization

Substantial progress was made towards the potential granting of BLA approval by the FDA. Approval, if received, allows the company to begin to commercialize the technology for the approved indication. The board assessed that this objective was completely achieved with performance exceeding target.

•  In January 2020 we completed BLA filing for remestemcel-L in pediatric steroid refractory acute GvHD patients and in March 2020 the United States Food and Drug Administration (FDA) accepted for priority review our BLA filing.

•  Subsequently the FDA provisionally reviewed the BLA and set an Oncologic Drugs Advisory Committee meeting date, at which there was a positive vote. PDUFA date set for September 30, 2020.

•  A commercial supply agreement was executed and sufficient commercial supply for a successful launch has been manufactured.

•  Commercial launch team established and launch plans completed.

30%	100%(1)	30%

Organization Structure and Development

A critical element to our future success is to have the organizational capabilities to execute on our strategies. Significant achievements occurred during the year with the development of our existing talent and the recruitment of two well-credentialled executives. The board assessed that this objective was completely achieved.

• Appointment of a leading pharmaceutical industry executive with commercial experience as CMO. • Appointment of a COO with executive leadership experience in corporate and product strategy, market development and operational execution. • Enhanced external and internal communications of key milestones and program developments, and increased publications in journals and medical literature	10%	100%	10%

Next Phase Growth

Developing our technologies for future opportunities is viewed by the board as an important element of our overall strategy. The company continued to make good progress in its pursuit of these opportunities – however given the other important priorities the company was dealing with the board assessed that this objective was partially to substantially met.

	• Championed development of second-generation products. • Identification of early research with potential for development into viable therapy	5%	75%	4%

Total		100%	NA	99%

Discretion

The board appreciates the additional, unintended work carried out by the company in response to the COVID-19 crisis and because of this, and coupled with the extraordinary performance against prespecified KPIs, has approved a discretionary allocation for this financial year.

COVID-19 ARDS	• The board believes the company responded to the COVID-19 crisis in an impressive manner. Our people were protected and the company moved with great agility, speed and professionalism in receiving FDA clearance to treat patients suffering from acute respiratory distress syndrome (ARDS) caused by COVID-19, making our technology available through an EAP program that allowed some sufferers to be treated. Additionally, the company initiating an important clinical study in this patient group.			11%
Over achievement on pre-specified KPIs

•  The Board has decided to adjust the CEO STI payout by +11% to bring his total STI payment to 110% as the Board believe that the company, through the leadership of the CEO, has performed exceptionally in responding to COVID-19 and has over achieved in many of the prespecified KPIs, including specifically both Commercialization and Execute on Finance and Partnering as outlined above, resulting in substantive value accretion during the period.

Adjusted Total				110%
(1)

For Commercialization and Execute on Finance and Partnering the Board rated performance as significantly exceeding target. This over performance has been taken into account in the Extraordinary Allocation.

LTI

Where an LTI milestone remains commercial in confidence it has been described in general terms. Many milestones also have an associated delivery window and/or budget which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.

Two conditions must be met for milestone options to vest.

•	The milestone for that option must be met
•	Achievement must be within the performance period

The LTI options that will vest based on FY20 performance are summarized in Table 7, along with the financial year in which those options will vest.

Table 7 – LTI Outcomes of July 2019 grant

	Number of options granted	Milestone	Portion of grant attributed to milestone	Status	FY in which the tranche will vest based on time- based vesting conditions (1)

CEO	• 1,346,667(2)	• Granting of a PDUFA date for remestemcel-L(3). • US FDA approval of remestemcel-L(3).	50% 50%	Achieved Pending	FY21- 66.7% FY22- 33.3% Pending

CFO	• 500,000

•  Completion of capital raisings (September 2019, May 2020).

•  Support and implementation of Grünenthal licensing deal (September 2019).

•  Execute key value accretive business development transactions.

			40% 40% 20%	Achieved Achieved Pending	FY21 – 41.7% FY22 – 41.7% FY23 – 16.6% FY21 – 41.7% FY22 – 41.7% FY23 – 16.6% Pending
(1)	Vesting based on milestones achieved as at June 30, 2020.
(2)

This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM. 538,667 of the options granted were not milestone based and have not been included in the above table. The 538,667 options were granted as a substitute for a reduction made to the FY2019 short-term cash bonus to conserve cash.

(3)	For the treatment of pediatric SR acute GVHD.

Table 8 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.

Table 8 – Statutory remuneration paid to executive KMP.

			Short-term benefits
			Base salary	Short-term cash bonus(1)	Annual Leave/ Holiday Pay	Non- monetary benefits	Health and Other Benefits (2)	Post- employment benefits Super- annuation	Long-term benefits Long service leave	Share- based payments Options(3)	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%
Silviu Itescu - Executive Director
	2020	A$	1,010,000	555,500	69,931	—	—	21,003	16,926	978,232	—	2,651,591	58%
	2019	A$	1,010,000	808,000	71,867	—	—	20,531	16,880	—	—	1,927,278	42%
Josh Muntner - Executive KMP
	2020	A$(4)	568,876	306,652	18,245	—	41,066	—	—	339,301	—	1,274,139	51%
	2019	A$(4)	534,042	213,617	23,952	—	39,726	—	—	81,076	—	892,412	33%
	2020	US$	382,000	205,917	12,252	—	27,576	—	—	227,840	—	855,584	51%
	2019	US$	382,000	152,800	17,133	—	28,416	—	—	57,994	—	638,343	33%

(1)

The CEO’s 2019 Short-term bonus was revised from A$808,000 to A$404,000 upon shareholder approval of an option grant at the November 2019 AGM. The reduction in the short-term bonus was recognized in the Financial Statements in FY2020, this adjustment has not been included in the table above. The CFO bonus amount includes a deferred sign-on payment of US$24,467 in addition to an amount of US$181,450 awarded for achieving 95% of his STI target.

(2)	Includes health, dental, vision, life, long and short-term disability insurances.
(3)	The CEO’s FY2020 share based payment includes A$280,418 related to options approved at the November 2019 AGM as a substitute for the reduction in the Short-term bonus
(4)

The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. An A$:US$ exchange rate of 1:0.6715 has been used for the year ended June 30, 2020 and 1:0.7153 for the year ended June 30, 2019.

Non-Executive Director (“NED”) Remuneration

As at June 30, 2020 the Board comprised of six NEDs; two based in Australia, three in the United States and one in Switzerland. These directors are global experts in the biopharmaceutical industry and capital markets, each with relevant experience in biotechnology and/or healthcare industries.

The NED fees (In Table 9) reflect responsibilities and work involved with directing a company of Mesoblast’s technological and geographical complexity, our financial position, regulatory and compliance context, and market practice in each directors’ domicile. The fee levels and structures reflect what is necessary to recruit and retain directors with global experience in this industry. There have been no changes to NED fees from last year.

Table 9 – NED fees

(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2020
Position	Currency	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair	US$	250,000	—	—
Chair	A$	—	20,000	20,000
Vice Chair	A$	175,000	—	—
Member	A$	128,250	10,000	10,000

The NEDs’ fixed fees for their services are not to exceed a maximum fee pool of A$1,500,000, as approved by shareholders at the 2018 Annual General Meeting.

NEDs do not receive performance-related remuneration and are not provided with retirement benefits other than statutory superannuation. NEDs are reimbursed for costs directly related to conducting Mesoblast business. The key terms of NED service are documented in a letter of appointment to the Board.

Mesoblast grants options to directors, usually at the start of their tenure. Options in lieu of cash are typical in the biotechnology industry. These options are vest one third each after one, two and three years. The options are only able to be forfeited by the director if they engage in conduct that is adverse to the company or breach the terms of their engagement.

The grants enable Mesoblast to secure directors with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of the grants made during FY20 at the AGM in November 2019.

Further detail on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs

Details of the remuneration of our NEDs for the years ended June 30, 2020 and June 30, 2019 are in Table 10.

Table 10 – Director Fees

Name	Year	Currency	Base Salary	Super-annuation	Share- based payments Options	Total Statutory Remuneration
Joseph Swedish	2020	A$	370,706	—	175,571	546,278
Joseph Swedish	2019	A$	189,855	—	134,263	324,118
William Burns	2020	A$	185,000	—	62,495	247,495
William Burns	2019	A$	179,516	—	21,748	201,264
Donal O’Dwyer	2020	A$	158,250	15,034	23,241	196,525
Donal O’Dwyer	2019	A$	148,465	14,104	18,124	180,693
Eric Rose	2020	A$	128,250	—	62,495	190,745
Eric Rose	2019	A$	128,250	—	21,748	149,998
Michael Spooner	2020	A$	158,250	15,034	23,241	196,525
Michael Spooner	2019	A$	148,465	14,104	18,124	180,693
Shawn Tomasello	2020	A$	128,250	—	43,489	171,738
Shawn Tomasello	2019	A$	124,802	—	93,533	218,335
Brian Jamieson(1)	2019	A$	187,500	15,399	27,185	230,084
Total non-executive directors	2020	A$	1,128,706	30,067	390,532	1,549,304
Total non-executive directors	2019	A$	1,106,854	43,607	334,726	1,485,185
Total non-executive directors (2)	2020	US$	757,926	20,190	262,242	1,040,358
Total non-executive directors (2)	2019	US$	791,732	31,192	239,429	1,062,353

(1)	Brian Jamieson resigned on March 31, 2019.
(2)

The US$ result have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. An A$:US$ exchange rate of 1:0.6715 has been used for the year ended June 30, 2020 and 1:0.7153 for the year ended June 30, 2019.

Terms and conditions of option grants and equity holdings

Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2020 and June 30, 2019 are provided in the tables below.

Table 11 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Value of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2020
Silviu Itescu	1,885,334	37%	1,950,000	—	—
Joseph Swedish	—	32%	—	—	—
William Burns	100,000	25%	93,500	—	—
Donal O’Dwyer	—	12%	—	—	—
Eric Rose	100,000	33%	93,500	—	—
Michael Spooner	—	12%	—	—	—
Shawn Tomasello	—	25%	—	—	—
Josh Muntner	500,000	27%	544,650	—	—
For the year ended June 30, 2019
Joseph Swedish	500,000	41%	404,790	—	—
William Burns	120,000	11%	64,584	—	—
Donal O’Dwyer	100,000	10%	53,820	—	—
Eric Rose	120,000	14%	64,584	—	—
Michael Spooner	100,000	10%	53,820	—	—
Shawn Tomasello	200,000	43%	155,080	—	—
Brian Jamieson(5)	150,000	12%	80,730	—	—
Josh Muntner	300,000	9%	173,010	—	—

(1)

The percentage of the value of remuneration consisting of options, based on the value of options expensed during the year presented in accordance with IFRS 2 Share-based Payment. For details on the assumptions made for each grant, see information in share-based payments section of report.

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

(3)	The intrinsic value at exercise date of options that were exercised during the year presented, having been granted as part of remuneration previously.
(4)	The intrinsic value at lapse date of options that lapsed during the year.
(5)	Brian Jamieson resigned on March 31, 2019.

There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2019 and 2020.

Reconciliation of Options held by KMP

The table below shows a reconciliation of options held by each KMP from the beginning to the end of FY2020.

Table 12 – Reconciliation of options held by each KMP during FY2020.

		Balance at the start of the year		Granted during the year	Vested during the year		Exercised during the year	Forfeited / Lapsed during the year		Balance at the end of the year
Name	Grant Date	Unvested	Vested	Number	Number	%	Number	Number	%	Vested and unexercisable	Unvested
Silviu Itescu	27-Nov-19(1)	—	—	1,885,333	—	—	—	—	—	—	1,885,333
Josh Muntner	20-Jul-19	—	—	500,000	—	—	—	—	—	—	500,000
Josh Muntner	15-Jul-18	300,000	—	—	100,000	33	—	—	—	100,000	200,000
William Burns	27-Nov-19	—	—	100,000	—	—	—	—	27	—	100,000
William Burns	30-Nov-18	120,000	—	—	40,000	33	—	—	—	40,000	80,000
William Burns	25-Nov-14	—	80,000	—	—	—	—	80,000	—	—	—
Donal O'Dwyer	30-Nov-18	100,000	—	—	33,333	33	—	—	—	33,333	66,667
Eric Rose	27-Nov-19	—	—	100,000	—	—	—	—	27	—	100,000
Eric Rose	30-Nov-18	120,000	—	—	40,000	33	—	—	—	40,000	80,000
Eric Rose	25-Nov-14	—	80,000	—	—	—	—	80,000	—	—	—
Michael Spooner	30-Nov-18	100,000	—	—	33,333	33	—	—	—	33,333	66,667
Joseph Swedish	27-Nov-19	—	—	300,000	100,000	33	—	—	—	100,000	200,000
Joseph Swedish	30-Nov-18	133,333	66,667	—	66,667	33	—	—	—	133,334	66,666
Shawn Tomasello	30-Nov-18	200,000	—	—	66,667	33	—	—	—	66,667	133,333
(1)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.

Terms and conditions of share-based payment arrangements

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Table 13 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at acceptance date A$
27-Nov-19(1)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(1)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17 Nov 2020 one third - 17 Nov 2021 one third - 17 Nov 2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4 Apr 2020 one third - 4 Apr 2021 one third - 4 Apr 2022	03-Apr-26	1.48	0.78
20-Jul-19	Josh Muntner	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.09(2)
30-Nov-18	William Burns Eric Rose Michael Spooner Donal O'Dwyer	one third - 30 Nov 2019 one third - 30 Nov 2020 one third - 30 Nov 2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18 Jun 2019 one third - 18 Jun 2020 one third - 18 Jun 2021	17-Jun-25	1.52	0.85
30-Nov-18	Shawn Tomasello	one third - 11 Jul 2019 one third - 11 Jul 2020 one third - 11 Jul 2021	10-Jul-25	1.56	0.78
15-Jul-18	Josh Muntner	one third - 15 Jul 2019 one third - 15 Jul 2020 one third - 15 Jul 2021	14-Jul-25	1.72	0.58(3)
25-Nov-14	William Burns Eric Rose	one third - 25 Nov 2015 one third - 25 Nov 2016 one third - 25 Nov 2017	24-Nov-19	4.00	1.30
(1)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(2)	The acceptance date on which these options have been valued is December 17, 2019.
(3)	The acceptance date on which these options have been valued is January 17, 2019.

Table 14 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date (closing price) A$	Exercise price per option A$
For the year ended June 30, 2020
Nil	—	—	—	—	—
For the year ended June 30, 2019
Nil	—	—	—	—	—

Options Granted as Remuneration

The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2020, to our Directors and our next 5 most highly remunerated officers.

Table 15 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	27-Nov-19(1)	1.47	1,885,333
Non-Directors
Fred Grossman	29-Aug-19	1.47	800,000
Fred Grossman	29-Aug-19	1.62	400,000
Peter Howard	20-Jul-19	1.47	700,000
Josh Muntner	20-Jul-19	1.47	500,000
Michael Schuster	20-Jul-19	1.47	700,000
Eric Strati	20-Jul-19	1.47	700,000
(1)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.

KMP Shareholdings

The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2020 financial year.

Table 16 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Other changes during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	—	68,958,928
Josh Muntner	—	—	—	—
Joseph Swedish	—	—	—	—
William Burns	30,330	—	32,670	63,000
Donal O'Dwyer	1,149,142	—	85,250	1,234,392
Eric Rose	—	—	—	—
Michael Spooner(1)	1,091,335	—	—	1,091,335
Shawn Tomasello	—	—	—	—

(1)	Of this balance, Mr. Spooner has a relevant interest of 1,069,000 ordinary shares.

Employment Agreements

The employment of our CEO and CFO are formalized in employment agreements, the key terms of which are as follows:

Table 17 – KMP Employment Agreements

Name	Term	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 months’ notice period.	12 months	12 months base salary
Josh Muntner (CFO)	An ongoing employment agreement until notice is given by either party.	1 month	12 months base salary

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

KMP Loans or related transactions

There were no loans or related transactions with KMP during the financial year.

Employee Profile

As of June 30, 2020, we had 102 (2019: 83) employees globally:

69% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.

Australia is corporate headquarters where 22% of the employees work. This includes the CEO and a portion of the executive team. The remaining 9% of employees are located in Singapore (8%) and 1% in Switzerland where research and development activities are primarily conducted.

(End of Remuneration Report)

Australian Disclosure Requirements

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
10/07/2015	4.20	30/06/2022	2,268,334
26/08/2015	4.05	16/08/2022	75,000
27/04/2016	2.80	6/03/2023	2,638,334
27/04/2016	2.74	17/04/2023	200,000
30/06/2016	2.20	18/01/2021	900,000
31/10/2016	2.80	6/03/2023	200,000
06/12/2016	1.31	5/12/2023	923,000
06/12/2016	1.19	5/12/2023	2,519,064
13/01/2017	1.65	12/01/2024	300,000
28/06/2017	2.23	27/06/2024	150,000
16/09/2017	1.54	15/09/2024	66,666
16/09/2017	1.40	15/09/2024	150,000
13/10/2017	1.94	12/10/2024	1,655,000
13/10/2017	1.76	12/10/2024	1,302,425
24/11/2017	1.41	23/11/2024	750,000
24/11/2017	1.28	23/11/2024	750,000
18/06/2018	1.52	17/06/2025	200,000
11/07/2018	1.56	10/07/2025	200,000
15/07/2018	1.72	14/07/2025	300,000
18/07/2018	1.87	17/07/2025	5,398,334
18/07/2018	1.87	17/07/2025	350,000
30/11/2018	1.33	29/11/2025	590,000
19/01/2019	1.45	18/01/2026	5,000
19/01/2019	1.45	18/01/2026	150,000
04/04/2019	1.48	3/04/2026	300,000
29/05/2019	1.48	28/05/2026	450,000
20/07/2019	1.62	19/07/2026	4,690,000
20/07/2019	1.47	19/07/2026	5,500,000
20/07/2019	1.47	19/07/2026	1,346,667
20/07/2019	1.47	19/07/2026	538,667
20/07/2019	1.47	19/07/2026	700,000
20/07/2019	1.47	19/07/2026	400,000
29/08/2019	1.47	28/08/2026	150,000
29/08/2019	1.62	28/08/2026	400,000
29/08/2019	1.47	28/08/2026	800,000
18/11/2019	1.83	17/11/2026	200,000
25/11/2019	1.98	24/11/2026	845,000
25/11/2019	1.80	24/11/2026	100,000
25/11/2019	1.98	24/11/2026	450,000
Grand Total			38,911,491

No option holder has any right under the options plan to participate in any other of our share issues.

Shares issued on exercise of options during the year

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Currency	Number of shares issued	Issue Price	Amount unpaid per share
27-Oct-06	US$	319,892	0.34	—
27-Apr-16	A$	475,000	2.80	—
06-Dec-16	A$	1,527,270	1.19	—
06-Dec-16	A$	720,334	1.31	—
16-Sep-17	A$	33,334	1.54	—
13-Oct-17	A$	297,575	1.76	—
13-Oct-17	A$	310,000	1.94	—
19-Jan-18	A$	600,000	2.20	—
18-Jul-18	A$	389,999	1.87	—
29-Aug-19	A$	150,000	1.47	—
Total		4,823,404		—

Indemnification of Officers

During the financial year, we paid premiums in respect of a contract insuring our directors and company secretaries, and all of our executive officers. The liabilities insured are to the extent permitted by the Corporations Act 2001. Further disclosure required under section 300(9) of the Corporations Act 2001 is prohibited under the terms of the insurance contract.

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

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2020 is included in Exhibit 99.2 of this annual report on Form 20-F.

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

Dated: August 27, 2020

6.C	Board Practices

Our board of directors currently consists of seven members, including six non-executive directors and one executive director, our Chief Executive Officer.

Our directors are generally elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director, except the Managing Director (currently designated as our Chief Executive Officer, Silviu Itescu), may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. As a result of the staggered terms, not all of our directors will be elected in any given year. The current term of Mr. O’Dwyer will expire at the annual shareholders’ meeting in 2020.

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2019	2022
Donal O’Dwyer	2004	2017	2020
Eric Rose	2013	2019	2022
Michael Spooner	2004	2018	2021
Joseph Swedish	2018	2018	2021
Shawn Cline Tomasello	2018	2018	2021

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

As of June 30, 2020, we had 102 employees, 70 of whom are based in the United States, 22 of whom are based in Australia, including our CEO and certain executive team members, 9 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 83 and 81 employees as of June 30, 2019 and 2018, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2020	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	43	11	3	13	70
Australia	7	—	—	15	22
Singapore	5	—	3	1	9
Switzerland	—	—	—	1	1
Total	55	11	6	30	102

As of June 30, 2019	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	37	1	3	10	51
Australia	7	—	—	16	23
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	49	1	5	28	83

As of June 30, 2018	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	31	1	4	12	48
Australia	8	—	—	16	24
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	44	1	6	30	81

We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.

6.E	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 583,949,612 ordinary shares outstanding at June 30, 2020 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC - it generally means that a person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2020. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	68,958,928	11.8%
Josh Muntner (2)	200,000	*
William Burns(3)	103,000	*
Donal O'Dwyer(4)	1,267,725	*
Eric Rose(5)	40,000	*
Michael Spooner(6)	1,093,333	*
Joseph Swedish(7)	233,334	*
Shawn Tomasello(8)	133,334	*
All directors and key management personnel as a group (8 persons)	72,029,654	12.3%

*	Less than 1% of the outstanding ordinary shares.
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu.

(2)	Includes 200,000 ordinary shares subject to options exercisable at a price of A$1.72 per share until July 14, 2025.
(3)	Includes (a) 63,000 ordinary shares owned by Mr. Burns and (b) 40,000 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(4)

Includes (a) 1,234,392 ordinary shares owned by Dundrum Investments Ltd. as trustee for The O’Dwyer Family Trust. Mr. O’Dwyer and his spouse are the sole shareholders of Dundrum Investments Ltd and (b) 33,333 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.

(5)	Includes 40,000 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(6)	Includes (a) 1,060,000 ordinary shares owned by Mr. Spooner and (b) 33,333 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(7)

Includes 233,334 ordinary shares subject to options of which; 133,334 are exercisable at a price of A$1.52 per share until June 17, 2025 and 100,000 are exercisable at a price of A$1.48 per share until April 3, 2026.

(8)	Includes 133,334 ordinary shares subject to options exercisable at a price of A$1.56 per share until July 10, 2025.

Item 7.	Major Shareholders and Related Party Transactions
7.A	Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 583,949,612 ordinary shares outstanding at June 30, 2020 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of June 30, 2020 we had 42 shareholders (ordinary shares) in the United States. These shareholders held an aggregate of 102,177,353 of our ordinary shares, or approximately 22% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
M&G Investment Group(1)	70,068,935	12.0%
Silviu Itescu(2)	68,958,928	11.8%
Thorney Holdings(3)	30,477,834	5.2%
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

•

M&G Investment Group reported on September 6, 2017 that it acquired 11,794,313 ordinary shares between July 12, 2017 and September 6, 2017, and that in total it held 65,452,353 ordinary shares (including 1,537,794 ADSs each representing 5 ordinary shares), or 14.19% of the total voting power as of that date. It reported on December 31, 2017 that it acquired 3,845,543 ordinary shares between September 7, 2017 and December 31, 2017, and that in total it held 69,297,896 ordinary shares (including 1,532,843 ADSs, each representing 5 ordinary shares), or 14.73% of the total voting power as of that date. It reported on October 16, 2018 that it disposed of 1,348,839 ordinary shares (including 42,631 ADSs, each representing 5 ordinary shares) between December 13, 2017 and September 11, 2018, and that in total it held 68,041,831 ordinary shares (including 1,490,212 ADSs, each representing 5 ordinary shares), or 13.67% of the total voting power as of that date. It reported on January 30, 2019 that in total it held 67,993,821 ordinary shares or 13.67% of the total voting power as of December 31, 2018. It reported that as of July 10, 2019 in total it held 65,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of on October 8, 2019 in total it held 70,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of May 25, 2020 in total it held 70,068,935 ordinary shares (including 1,391,475 ADSs, each representing 5 ordinary shares), or 12.05% of the total voting power as of that date. It reported that as of August 6, 2020 in total it held 64,531,906 ordinary shares (including 1,385,525 ADSs, each representing 5 ordinary shares), or 11.04% of the total voting power as of that date. It reported that as of August 20, 2020 in total it held 58,000,971 ordinary shares (including 1,142,337 ADSs, each representing 5 ordinary shares), or 9.91% of the total voting power as of that date.

•	The Capital Group Companies, Inc. reported on 4 December 2019 that it had ceased to be a substantial shareholder.
7.B	Related Party Transactions

The Company has not entered into any related party transactions during the year ended June 30, 2020 other than compensation made to Directors and other members of key management personnel, see “Item 6.B Compensation”.

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

On August 13, 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the United States Food and Drug Administration (“FDA”) voted overwhelmingly in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. RYONCIL has been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (PDUFA). Assumptions associated with SR-aGVHD in pediatric patients is included within the total valuation of contingent consideration, Osiris MSC products within in-process research and development and NovaQuest borrowings on the balance sheet.

In August 2020, we amended the terms of the Hercules loan agreement to defer the commencement of principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

There were no other events that have arisen subsequent to June 30, 2020 and prior to the signing of this report that would likely have a material impact on the financial results presented.

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

Manufacturing Service Agreements with Lonza Bioscience Singapore Pte. Ltd.

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

The MSA will expire on the three-year anniversary of the date of the first commercial sale of product supplied under the MSA, unless it is sooner terminated. We have the option of extending the MSA for an additional 10 years, followed by the option to extend for successive three-year periods subject to Lonza’s reasonable consent. We may terminate the MSA with two years prior written notice, and Lonza may terminate with five years prior written notice. The MSA may also terminate for other reasons, including if the manufacture or development of a product is suspended or abandoned due to the results of clinical trials or guidance from a regulatory authority. In the event we request that Lonza construct the manufacturing facility described above, neither we nor Lonza may terminate before the third anniversary of the date the facility receives regulatory approval to manufacture our product candidates, except in certain limited circumstances. Upon expiration or termination of the MSA, we have the right to require Lonza to transfer certain technologies and lease the Singapore facility or the portion of such facility where our product candidates are manufactured, subject to good faith negotiations.

We currently rely, and expect to continue to rely, on Lonza for the manufacture of our MPC product candidates for preclinical and clinical testing, as well as for commercial manufacture of our MPC product candidates if marketing approval is obtained.

In October 2019, we entered into an agreement with Lonza for commercial manufacture of RYONCIL for pediatric SR-aGVHD. This agreement will facilitate inventory build ahead of the planned US market launch of RYONCIL and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.

Under the agreement, we agree to order a certain percentage of our commercial requirements for RYONCIL from Lonza.  The agreement is subject to standard provisions for termination and its effects, including termination by either party for uncured, material breach of the other, by us in the event of FDA rejects our BLA filing for RYONCIL and after a specified minimum period following the initiation date by either party, on advance notice to the other, which in the case Lonza is the terminating party is intended to provide us sufficient time to transfer the manufacture of the product to an alternative manufacturer.

License Agreement with Grünenthal GmbH

In September 2019, we entered into a strategic partnership with Grünenthal GmbH (Grünenthal) to develop and commercialize MPC-06-ID, the Company’s Phase 3 allogeneic cell therapy candidate for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. We may receive up to $150.0 million in upfront and milestone payments prior to product launch, as well as further commercialization milestone payments. Cumulative milestone payments could exceed $1.0 billion depending on the final outcome of Phase 3 studies and patient adoption. We will also receive tiered double-digit royalties on product sales. There cannot be any assurance as to the total amount of future milestone and royalty payments that Mesoblast will receive nor when they will be received.

Both parties have agreed on an overall development plan for MPC-06-ID to meet European regulatory requirements. As part of this plan, the companies will collaborate on the study design for a confirmatory Phase 3 trial in Europe. The results of the two Phase 3 trials are expected to support both FDA and European Medicines Agency (“EMA”) regulatory approvals for MPC-06-ID in chronic low back pain due to degenerative disc disease.

Grünenthal is able to terminate the agreement with a specified period of notice without cause, or on shorter notice in the case of certain clinical, regulatory and commercial events. We have termination rights with respect to certain patent challenges by Grünenthal. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occurs.  For more information, see “Item 18. Financial Statements - Note 3 – Revenue recognition.”

Agreements with JCR Pharmaceuticals Co., Ltd.

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

Loan Agreement with Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility with an initial interest rate of 9.45%. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. An additional $25.0 million may be drawn, subject to certain conditions. The loan matures in March 2022. Principal repayments are due to commence in March 2021. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied. Interest on the loan is payable monthly in arrears on the 1st day of the month. The interest rate is floating. It is computed daily based on the actual number of days elapsed and it is the greater of either 9.45% or the prime rate as reported in the Wall Street Journal plus a certain margin. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively and remains at 9.70% at June 30, 2020 in line with the amended terms of the loan agreement. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

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

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$266.0 million or more (or A$1,154.0 million or more in case of U.S. investors or investors from certain other countries). No asset threshold applies in the case of foreign government investors.  Different rules apply to sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the Foreign Acquisitions and Takeovers Act and includes in relation to any person:

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

We do not believe that we were a PFIC for the taxable year ending June 30, 2020. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2020. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2020.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2020 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2020. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

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

Audit and Non-Audit Services Fees

See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Management Committee during the years ended June 30, 2020 and 2019.

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

All press releases, financial reports and other information are available on our website: www.mesoblast.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations and other matters that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

August 27, 2020

We have served as the Company’s auditor since 2008.

Mesoblast Limited

Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2020	2019	2018
Revenue	3	32,156	16,722	17,341
Research & development		(56,188)	(59,815)	(65,927)
Manufacturing commercialization		(25,309)	(15,358)	(5,508)
Management and administration		(25,609)	(21,625)	(21,907)
Fair value remeasurement of contingent consideration	3	1,380	(6,264)	10,541
Other operating income and expenses	3	(455)	(1,086)	1,312
Finance costs	3	(13,330)	(11,328)	(1,829)
Loss before income tax	3	(87,355)	(98,754)	(65,977)
Income tax benefit	4	9,415	8,955	30,687
Loss attributable to the owners of Mesoblast Limited		(77,940)	(89,799)	(35,290)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share		(14.74)	(18.16)	(7.58)
Diluted - losses per share		(14.74)	(18.16)	(7.58)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2020	2019	2018
Loss for the period		(77,940)	(89,799)	(35,290)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	(446)	(4)	324
Exchange differences on translation of foreign operations	7(b)	1,146	(137)	(903)
Other comprehensive (loss)/income for the period, net of tax		700	(141)	(579)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(77,240)	(89,940)	(35,869)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of 1 July 2017		830,425	69,919	(303)	(38,373)	(344,902)	516,766
Loss for the period		—	—	—	—	(35,290)	(35,290)
Other comprehensive income/(loss)		—	—	324	(903)	—	(579)
Total comprehensive profit/(loss) for the period		—	—	324	(903)	(35,290)	(35,869)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		49,358	—	—	—	—	49,358
Contributions of equity for unissued ordinary shares, net of transaction costs		9,660	—	—	—	—	9,660
		59,018	—	—	—	—	59,018
Transfer exercised options		38	(38)	—	—	—	—
Fair value of share-based payments	17	—	5,959	—	—	—	5,959
Reclassification of modified options from liability		—	134	—	—	—	134
		38	6,055	—	—	—	6,093
Balance as of June 30, 2018	7(a)	889,481	75,974	21	(39,276)	(380,192)	546,008

Balance as of July 1, 2018		889,481	75,974	21	(39,276)	(380,192)	546,008
Loss for the period		—	—	—	—	(89,799)	(89,799)
Other comprehensive income/(loss)		—	—	(4)	(137)	—	(141)
Total comprehensive profit/(loss) for the period		—	—	(4)	(137)	(89,799)	(89,940)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		19,441	—	—	—	—	19,441
		19,441	—	—	—	—	19,441
Transfer of services rendered in shares		1,170	(1,170)	—	—	—	—
Transfer of exercised options		313	(313)	—	—	—	—
Fair value of share-based payments	17	—	5,533	—	—	—	5,533
Reclassification of modified options to liability		—	10	—	—	—	10
		1,483	4,060	—	—	—	5,543
Balance as of June 30, 2019	7(a)	910,405	80,034	17	(39,413)	(469,991)	481,052

Balance as of June 30, 2019		910,405	80,034	17	(39,413)	(469,991)	481,052
Adjustment on adoption of IFRS 16 (net of tax)		—	—	—	—	(827)	(827)
Adjusted balance as of July 1, 2019		910,405	80,034	17	(39,413)	(470,818)	480,225
Loss for the period		—	—	—	—	(77,940)	(77,940)
Other comprehensive income/(loss)		—	—	(446)	1,146	—	700
Total comprehensive profit/(loss) for the period		—	—	(446)	1,146	(77,940)	(77,240)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		137,840	—	—	—	—	137,840
		137,840	—	—	—	—	137,840
Tax credited / (debited) to equity		—	979	—	—	—	979
Transfer of exercised options		3,205	(3,205)	—	—	—	—
Fair value of share-based payments	17	—	7,522	—	—	—	7,522
		3,205	5,296	—	—	—	8,501
Balance as of June 30, 2020	7(a)	1,051,450	85,330	(429)	(38,267)	(548,758)	549,326

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2020	2019
Assets
Current Assets
Cash & cash equivalents	5(a)	129,328	50,426
Trade & other receivables	5(b)	1,574	4,060
Prepayments	5(b)	5,646	8,036
Total Current Assets		136,548	62,522

Non-Current Assets
Property, plant and equipment	6(a)	2,293	826
Right-of-use assets	6(b)	7,978	—
Financial assets at fair value through other comprehensive income	5(c)	1,871	2,317
Other non-current assets	5(d)	3,311	3,324
Intangible assets	6(c)	581,601	583,126
Total Non-Current Assets		597,054	589,593
Total Assets		733,602	652,115

Liabilities
Current Liabilities
Trade and other payables	5(e)	24,972	13,060
Provisions	6(d)	29,197	7,264
Borrowings	5(f)	32,455	14,007
Lease liabilities	6(b)	3,519	—
Deferred consideration	6(f)	—	10,000
Total Current Liabilities		90,143	44,331

Non-Current Liabilities
Deferred tax liability	6(e)	730	11,124
Provisions	6(d)	27,563	48,329
Borrowings	5(f)	57,023	67,279
Lease liabilities	6(b)	6,317	—
Deferred consideration	6(f)	2,500	—
Total Non-Current Liabilities		94,133	126,732
Total Liabilities		184,276	171,063
Net Assets		549,326	481,052

Equity
Issued Capital	7(a)	1,051,450	910,405
Reserves	7(b)	46,634	40,638
(Accumulated losses)/retained earnings		(548,758)	(469,991)
Total Equity		549,326	481,052

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Cash Flows

		Year ended June 30,
(in U.S. dollars, in thousands)	Note	2020	2019	2018
Cash flows from operating activities
Commercialization revenue received		7,676	4,359	3,019
Upfront and milestone payments received		17,500	26,409	7,125
Government grants and tax incentives received		1,577	1,654	—
Payments to suppliers and employees (inclusive of goods and services tax)		(77,710)	(86,294)	(84,682)
Interest received		546	726	367
Interest and other costs of finance paid		(5,947)	(4,641)	(816)
Income taxes (paid)		(7)	(3)	(25)
Net cash (outflows) in operating activities	8(b)	(56,365)	(57,790)	(75,012)

Cash flows from investing activities
Investment in fixed assets		(2,096)	(279)	(201)
Payments for contingent consideration		(1,027)	(721)	(952)
Payments for licenses		(150)	—	—
Net cash (outflows) in investing activities		(3,273)	(1,000)	(1,153)

Cash flows from financing activities
Proceeds from borrowings		512	43,572	31,704
Repayment of borrowings		(512)	—	—
Payments of transaction costs from borrowings		—	(1,614)	(392)
Proceeds from issue of shares		144,946	30,258	40,566
Payments for share issue costs		(6,277)	(608)	(3,265)
Payments for lease liabilities		(1,625)	—	—
Net cash inflows by financing activities		137,044	71,608	68,613

Net increase/(decrease) in cash and cash equivalents		77,406	12,818	(7,552)
Cash and cash equivalents at beginning of period		50,426	37,763	45,761
FX gain/(losses) on the translation of foreign bank accounts		1,496	(155)	(446)
Cash and cash equivalents at end of period	8(a)	129,328	50,426	37,763

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

The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 27, 2020. The directors have the power to amend and reissue the financial statements.

(i)	Going concern

The Group has incurred losses from operations since our inception in 2004 and as of June 30, 2020, the Group had an accumulated deficit of $548.8 million. The Group had cash and cash equivalents of $129.3 million as of June 30, 2020 and incurred net cash outflows from operations of $56.4 million for the year ended June 30, 2020.

The Group has an overarching strategy to fund operations predominately through sales of RYONCIL and non-dilutive strategic and commercial transactions. In addition to increasing cash inflows through sales of RYONCIL, the Group intends to enter into new strategic partnerships for our Phase 3 product candidates, drawing on up to $67.5 million additional funds from existing strategic and financing partnerships, subject to certain conditions, or through equity-based financing. Over the next 12 months some or all of these cash inflows will be required for us to meet our forecast expenditure and continue as a going concern, although there is uncertainty related to our ability to access these cash inflows.

Management and the directors believe that the Group will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that the Group may be unable to realize our assets and discharge our liabilities in the normal course of business.

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
(iii)	New and amended standards adopted by the Group

Leases

The Group adopted IFRS 16 Leases on July 1, 2019. Our principal accounting policy from July 1, 2019, are that leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. For principal accounting policies relating to the comparative year, refer to our annual report on Form 20-F for the year ended June 30, 2019. In accordance with the transition provisions in IFRS 16 the new rules have been adopted retrospectively with the cumulative effect of initially applying the new standard recognized on July 1, 2019. Comparatives have not been restated as permitted under the specific transition provisions in the standard.

On adoption of IFRS16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 6.52%. A reconciliation between the operating lease commitments disclosed applying IAS 17 at June 30, 2019 and the lease liabilities recognized at July 1, 2019 is described in Note 22(a).

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payment that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Income Statement when incurred. There were no variable lease payments that were expensed in the Income Statement for the year ended June 30, 2020.

For certain contracts that contain lease and non-lease components, the Group accounts for each lease component within the contract as a lease separately from non-lease components of the contract. The Group identifies a separate lease component if there is an explicit or implicit identified asset in the contract and if the Group controls use of the identified asset.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Low-value assets comprise IT-equipment and small items of office furniture.

(iv) New accounting standards and interpretations not yet adopted by the Group

There were no new accounting standards and interpretations not yet adopted by the Group for the June 30, 2020 reporting period.

2. Significant changes in the current reporting period

(i)	Significant events

The financial position and performance of the Group was affected by the following events during the year ended June 30, 2020:

•

On September 10, 2019, the Group announced that it had entered into a strategic partnership with Grünenthal, to develop and commercialize MPC-06-ID, a Phase 3 allogeneic product candidate for the treatment of chronic low back pain due to degenerative disc disease. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. The Group has recognized revenue of $15.0 million and deferred revenue of $2.5 million in the current reporting period.

•

On October 3, 2019, the Group announced completion of a A$75.0 million (US$50.7 million) capital raise through the placement of 37.5 million new fully-paid ordinary shares at a price of A$2.00 per share to existing and new institutional investors.

•

On October 17, 2019, the Group announced that it had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the potential approval and launch of RYONCILTM (“RYONCIL”) for the treatment of pediatric acute graft versus host disease in the US market. A right-of-use asset and lease liability was recognized in relation to the lease component within this agreement.

•

In October 2019, February 2020 and May 2020, the Group was able to defer the commencement of principal repayments under the Hercules loan agreement to April 2020, July 2020 and October 2020, respectively. In August 2020, as disclosed in Note 15, the Group amended the terms of the loan agreement to defer commencement of principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million were recognized as a currently liability, given that the terms of the loan agreement to defer the principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

•

On May 13, 2020, the Group announced completion of a A$138.0 million (US$88.8 million) capital raise through the placement of 43.0 million new fully-paid ordinary shares at a price of A$3.20 per share to existing and new institutional investors.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2020	2019	2018
Revenue
Commercialization revenue		6,614	5,003	3,641
Milestone revenue		25,000	11,000	13,334
Interest revenue		542	719	366
Total Revenue		32,156	16,722	17,341

Clinical trial and research & development		(24,565)	(37,927)	(42,863)
Manufacturing production & development		(23,944)	(10,912)	(3,640)

Employee benefits
Salaries and employee benefits		(25,100)	(19,504)	(19,343)
Defined contribution superannuation expenses		(327)	(339)	(374)
Equity settled share-based payment transactions(1)		(7,522)	(4,368)	(6,199)
Total Employee benefits		(32,949)	(24,211)	(25,916)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(585)	(562)	(909)
Right of use asset depreciation		(1,508)	—	—
Intellectual property amortization		(1,574)	(1,577)	(1,741)
Total Depreciation and amortization of non-current assets		(3,667)	(2,139)	(2,650)

Other Management & administration expenses
Overheads & administration		(8,276)	(11,356)	(8,477)
Consultancy		(5,168)	(3,360)	(3,295)
Legal, patent and other professional fees		(5,854)	(4,098)	(3,436)
Intellectual property expenses (excluding the amount amortized above)		(2,683)	(2,795)	(3,065)
Total Other Management & administration expenses		(21,981)	(21,609)	(18,273)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	1,380	(6,264)	10,541
Total Fair value remeasurement of contingent consideration		1,380	(6,264)	10,541

Other operating income and expenses
Remeasurement of borrowing arrangements		(779)	(752)	—
Research & development tax incentive		—	(74)	1,807
Government grant revenue		78	—	—
Foreign exchange gains/(losses)		246	(208)	161
Foreign withholding tax paid		—	(52)	(656)
Total Other operating income and expenses		(455)	(1,086)	1,312

Finance (costs)/gains
Remeasurement of borrowing arrangements		1,386	376	—
Interest expense		(14,716)	(11,704)	(1,829)
Total Finance costs		(13,330)	(11,328)	(1,829)

Total loss before income tax		(87,355)	(98,754)	(65,977)

(1)	Share-based payment transactions

For the years ended June 30, 2020, 2019 and 2018, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2020	2019	2018
Research and development	3,194,695	2,283,646	3,638,310
Manufacturing and commercialization	434,403	329,718	558,928
Management and administration	3,892,647	1,755,027	2,001,349
Equity settled share-based payment transactions	7,521,745	4,368,391	6,198,587
Legal, patent and other professional fees	—	620,000	—
Total equity settled share-based payment transactions in the profit and loss	7,521,745	4,988,391	6,198,587

Revenue recognition

Grünenthal arrangement

In September 2019, the Group entered into a strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of the Group’s allogeneic mesenchymal precursor cell (“MPC”) product, MPC-06-ID, receiving exclusive rights to the Phase 3 allogeneic product candidate for the treatment of low back pain due to degenerative disc disease.

The Group received a non-refundable upfront payment of $15.0 million in October 2019, on signing of the contract with Grünenthal. The Group received a milestone payment in December 2019 of $2.5 million in relation to meeting a milestone event as part of the strategic partnership with Grünenthal. The Group may receive up to an additional $132.5 million in payments if certain milestones are satisfied in relation to clinical, manufacturing, regulatory and reimbursement approval prior to product launch. The Group is further entitled to receive milestones payments based on regulatory and cumulative product sales milestones, as well as tiered double-digit royalties on product sales.

The strategic partnership with Grünenthal includes a license of IP and the provision of development services. Under IFRS 15 Revenue from contracts with customers, the Group have identified three distinct performance obligations in the strategic partnership with Grünenthal. The three performance obligations identified are the right of use license of IP, research & development and chemistry, manufacturing and controls (“R&D and CMC”) services and other development services. The license of IP was considered distinct from the development services as it is capable of being granted separately and the development services do not significantly modify or customize the license nor are the license and development services significantly interrelated or interdependent. The Group also evaluated the promises in the development services and determined the R&D and CMC services were distinct from the other development services as they are not significantly interrelated or interdependent.

The standalone selling price for each performance obligation is not directly observable, so the Group have estimated the standalone selling price through the most appropriate method to ensure the estimate represents the price the Group would charge for the goods or services if they were sold separately. The Group considered the application and results of a combination of methods and utilized the cost plus a margin approach as the primary method. For R&D and CMC services, the Group estimated the standalone selling price to be $85.0 million. For the other development services the Group estimated the standalone selling price to be $10.0 million. Significant judgement was applied in determining the standalone selling price and the variable consideration that was allocated to each performance obligation. Based on this analysis, the $15.0 million upfront payment was allocated to the license of IP performance obligation. Upon signing of this strategic partnership in September 2019, the Group recognized $15.0 million in revenue for the right of use license of IP as this performance obligation was considered completely satisfied at this date.

The Group evaluated the constraint over the remaining variable consideration under the contract and determined that all of the milestone payments relating to the R&D and CMC services and other development services were considered constrained as at June 30, 2020. As part of this evaluation, the Group considered a variety of factors, including whether the receipt of the milestone payments is outside of the Group’s control or contingent on the outcome of clinical trials and the impact of certain repayment clauses. The Group will continue to evaluate the constraint over variable consideration in future periods. Additionally, the Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore will recognize royalties and sales-based milestone payments as revenue when the subsequent sale or usage occurs.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2020. In future periods, additional milestone payments from Grünenthal may result in deferred consideration as revenue recognition of R&D and CMC services and other development services will be dependent upon the assessment of the constraint over variable consideration as well as the percentage of progress towards meeting the development service performance obligations over time.

There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2019.

See Note 22(e) for further details about the Group’s revenue recognition policies.

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2020	2019	2018
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(87,355)	(98,754)	(65,977)
	Tax benefit at the Australian tax rate of 30% (2019: 30%)	(26,207)	(29,626)	(19,793)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,367	1,221	1,544
	Research and development tax concessions	(876)	(1,486)	537
	Foreign exchange translation gains/(losses)	129	(15)	(242)
	Contingent consideration	(414)	1,880	(3,162)
	Other sundry items	97	91	1,011
	Current year tax expense/(benefit)	(25,904)	(27,935)	(20,105)
	Adjustments for current tax of prior periods(1)	283	(18,412)	(3,616)
	Differences in overseas tax rates	9,397	24,458	5,259
	Tax benefit not recognized	6,809	12,934	11,065
	Change in tax rate on Deferred tax assets	(3,412)	—	27,471
	Change in tax rate on Deferred tax liability	3,412	—	(50,761)
	Previously unrecognized tax losses now recouped to reduce deferred tax expense/(benefit)	—	—	—
	Income tax expense/(benefit) attributable to loss before income tax	(9,415)	(8,955)	(30,687)
(1)

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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2020	2019	2018
(b)	Income tax expense/(benefit)
	Current tax
	Current tax	—	—	—
	Total current tax expense/(benefit)	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	(12,687)	(8,856)	20,183
	(Decrease)/increase in deferred tax liabilities	3,272	(99)	(50,870)
	Total deferred tax expense/(benefit)	(9,415)	(8,955)	(30,687)
	Income tax expense/(benefit)	(9,415)	(8,955)	(30,687)

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

Deferred taxes are measured at the rate in which they are expected to settle within the respective jurisdictions, which can change based on factors such as new legislation or timing of utilization and reversal of associated assets and liabilities. In December 22, 2017, the United States signed into law the Tax Act, which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%. The Group recognized the tax effects of the Tax Act in the year ended June 30, 2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%.

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2020	2019	2018
(c)	Amounts that would be recognized directly in equity if brought to account

Aggregate current and deferred tax arising in the reporting

   period and not recognized in net loss or other

   comprehensive income but which would have been

   directly applied to equity had it been brought to account:

	Current tax recorded in equity (if brought to account)	(2,293)	(390)	(1,059)
	Deferred tax recorded in equity (if brought to account)	1,266	879	877
		(1,027)	489	(182)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2020	2019	2018
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	(979)	—	—
		(979)	—	—

		As of June 30,
	(in U.S. dollars, in thousands)	2020	2019	2018
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	55,573	51,807	41,501
	Other temporary differences
	Potential tax benefit at local tax rates	6,782	3,130	3,704
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		65,575	58,157	48,425

As of June 30, 2020, 2019 and 2018, the Group has deferred tax assets not brought to account of $65.6 million, $58.2 million and $48.4 million, respectively. Deferred tax assets have been brought to account only to the extent that it is foreseeable that they are recoverable against future tax liabilities.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2020
Cash & cash equivalents	5(a)	—	—	129,328	129,328
Trade & other receivables	5(b)	—	—	1,574	1,574
Financial assets at fair value through other comprehensive income	5(c)	1,871	—	—	1,871
Other non-current assets	5(d)	—	—	3,311	3,311
		1,871	—	134,213	136,084
As of June 30, 2019
Cash & cash equivalents	5(a)	—	—	50,426	50,426
Trade & other receivables	5(b)	—	—	4,060	4,060
Financial assets at fair value through other comprehensive income	5(c)	2,317	—	—	2,317
Other non-current assets	5(d)	—	—	3,324	3,324
		2,317	—	57,810	60,127

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2020
Trade and other payables	5(e)	—	—	24,972	24,972
Borrowings	5(f)	—	—	89,478	89,478
Contingent consideration	5(g)(iii)	—	45,166	—	45,166
		—	45,166	114,450	159,616
As of June 30, 2019
Trade and other payables	5(e)	—	—	13,060	13,060
Borrowings	5(f)	—	—	81,286	81,286
Contingent consideration	5(g)(iii)	—	47,534	—	47,534
		—	47,534	94,346	141,880

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Cash at bank	128,916	50,005
Deposits at call(1)	412	421
	129,328	50,426

(1)	As of June 30, 2020 and June 30, 2019, interest-bearing deposits at call include amounts of $0.4 million and $0.4 million, respectively, held as security and restricted for use.
(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments
(i)	Trade receivables

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Trade debtors	678	1,739
Income tax and tax incentives recoverable(1)	—	1,511
Foreign withholding tax recoverable	471	471
Security deposit	252	250
Sundry debtors	—	2
Other recoverable taxes (Goods and services tax and value-added tax)	173	86
Interest receivables	—	1
Trade and other receivables	1,574	4,060

(1)

The Group’s research and development activities are not eligible for the refundable tax offset under an Australian Government tax incentive as a result of the Group earning revenues in excess of A$20.0 million for the years ended June 30, 2020 and 2019. For the year ended June 30, 2020, the Group has recognized $Nil income from research and development tax incentives. The $1.5 million recognized as a receivable at June 30, 2019 related to revenue from research and development tax incentives for the year ended June 30, 2018, and was received in July 2019.

(ii)	Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Clinical trial research and development expenditure	3,304	6,042
Prepaid insurance and subscriptions	1,337	1,095
Other	1,005	899
Prepayments	5,646	8,036

(iii) Classification as trade and other receivables

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

c.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include the following classes of financial assets:

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Unlisted securities:
Equity securities	1,871	2,317
	1,871	2,317

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

(ii) Impairment indicators for financial assets at fair value through other comprehensive income

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. See Note 22(m)(iv) for further details about the Group’s impairment policies for financial assets.

(iii) Amounts recognized in other comprehensive income

For the years ended June 30, 2020, 2019 and 2018, the Group recognized in statement of comprehensive income a loss of $0.4 million, a loss of $0.4  thousand and a gain of $0.3 million respectively, for change in fair value of the financial assets through other comprehensive income.

(iv) Fair value, impairment and risk exposure

Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.

All financial assets at fair value through other comprehensive income are denominated in USD.

d.	Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Bank Guarantee	660	673
Letter of Credit	1,178	1,178
U.S. Tax credits	1,473	1,473
	3,311	3,324

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

(ii) Impairment and risk exposure

No other non-current assets are either past due or impaired.

e.	Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Trade payables and other payables	24,972	13,060
Trade and other payables	24,972	13,060

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Borrowings
Secured liabilities:
Borrowing arrangements	80,000	80,000
Less: transaction costs	(6,738)	(6,738)
Amortization of carrying amount, net of payments made	16,216	8,024
	89,478	81,286

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Borrowings
Current	32,455	14,007
Non-current	57,023	67,279
	89,478	81,286

(i) Borrowing arrangements

Hercules

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. An additional $25.0 million may be drawn, subject to certain conditions. The loan matures in March 2022.

In August 2020, as disclosed in Note 15, the Group amended the terms of the loan to defer the commencement of principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2020 in line with the amended terms of the loan agreement. As at June 30, 2020, the Group recognized $3.6 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2020 and 2019, the Group recognized gains of $1.3 million and $0.4 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurement gains relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility.

NovaQuest

On June 29, 2018, the Group drew the first tranche of $30.0 million of the principal amount from the $40.0 million loan and security agreement with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of RYONCIL for the treatment in pediatric SR-aGVHD. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of RYONCIL for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of RYONCIL for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of RYONCIL for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales as we approach the potential approval of RYONCIL for pediatric SR-aGVHD (Prescription Drug User Fee Act (“PDUFA”) date of September 30, 2020) may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses and finance costs in the period the revision is made.

As of June 30, 2020, management have assumed that RYONCIL for pediatric SR-aGVHD will obtain Biologics License Application (“BLA”) approval at the PDUFA action date of September 30, 2020. In August 2020, as disclosed in Note 15, the Oncologic Drugs Advisory Committee (“ODAC”) of the United States Food and Drug Administration (“FDA”) voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. An FDA decision could lead to a remeasurement of the carrying value of the NovaQuest borrowings as management update net sales forecasts and other key assumptions.

As at June 30, 2020, the Group has recognized a current liability of $4.5 million which represents the present value of interest payable of $4.2 million and $0.3 million loan administration fee which is payable annually in June.

In the years ended June 30, 2020 and 2019, the Group recognized losses of $0.8 million and $0.7 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within other operating income. In the years ended June 30, 2020 and 2019, the Group recognized gains of $0.1 million and $Nil, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurements relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility with NovaQuest.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s floating rate loan with the senior creditor, Hercules.

(ii) Compliance with loan covenants

Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. In addition, under our loan and security agreement with Hercules, the Group are obliged to maintain certain levels of cash in the United States and a minimum unrestricted cash balance across the Group.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2020 and during the year ended June 30, 2019.

(iii)	Net debt reconciliation

(in U.S. dollars, in thousands)	As of June 30, 2020	As of June 30, 2019
Cash and cash equivalents	129,328	50,426
Borrowings Repayable within one year (1)	(35,974)	(14,007)
Borrowings Repayable after one year	(63,340)	(67,279)
Net Debt(2)	30,014	(30,860)

Cash and cash equivalents	129,328	50,426
Gross debt - fixed interest rates	(49,414)	(33,060)
Gross debt - variable interest rates	(49,900)	(48,226)
Net Debt(2)	30,014	(30,860)

(1)

In August 2020, as disclosed in Note 15, the Group amended the terms of the Hercules loan agreement to defer principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

(2)	Net debt amount includes leases and borrowing arrangements

		Liabilities from financing activities			Other assets
(in U.S. dollars, in thousands)	Notes	Borrowings	Leases	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2019		(81,286)	—	(81,286)	50,426	(30,860)
Recognized on adoption of IFRS 16	22 (a)	—	(5,775)	(5,775)	—	(5,775)
		(81,286)	(5,775)	(87,061)	50,426	(36,635)
Cash Flows(1)		5,443	2,078	7,521	77,406	84,927
Remeasurement of borrowing arrangements		607	—	607	—	607
Other Changes(2)		(14,242)	(2,057)	(16,299)	—	(16,299)
Acquisition - leases		—	(4,083)	(4,083)	—	(4,083)
Foreign exchange adjustments		—	1	1	1,496	1,497
Net Debt as at June 30, 2020		(89,478)	(9,836)	(99,314)	129,328	30,014

(1)

Cash flows include the interest payments for borrowings and leases and payments of lease liabilities which are presented as operating and financing cash flows in the statement of cash flows, respectively.

(2)	Other changes include accrued interest expense which will be presented as operating cash flows in the statement of cash flows when paid.

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.Recognized fair value measurements

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2020 and June 30, 2019 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2020
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,871	1,871
Total Financial Assets		—	—	1,871	1,871

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	45,166	45,166
Total Financial Liabilities		—	—	45,166	45,166

As of June 30, 2019
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	2,317	2,317
Total Financial Assets		—	—	2,317	2,317

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	47,534	47,534
Total Financial Liabilities		—	—	47,534	47,534

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

(ii) Valuation techniques used.

The Group used the discounted cash flow analysis to determine the fair value measurements of level 3 instruments.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended June 30, 2020 and June 30, 2019:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2018	42,070
Amount used during the period	(800)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	6,264
Closing balance - June 30, 2019	47,534

Opening balance - July 1, 2019	47,534
Amount used during the period	(988)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(1,380)
Closing balance - June 30, 2020	45,166
(1)

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

(2)

In the year ended June 30, 2020 a gain of $1.3 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain is a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,		Valuation	Unobservable	Year Ended June 30,		Relationship of unobservable inputs to
Description	2020	2019	technique	inputs(1)	2020	2019	fair value
Contingent consideration provision	45,166	47,534	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2020: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.4%.

Year ended June 30, 2019: A change in the discount rate by 0.5% would increase/decrease the fair value by 1%.

				Expected unit revenues	n/a	n/a

Year ended June 30, 2020: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 3%.

Year ended June 30, 2019: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 4%.

				Expected sales volumes	n/a	n/a

Year ended June 30, 2020: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 3%.

Year ended June 30, 2019: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 4%.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the years ended June 30, 2020 and 2019, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. The remeasurement charged to the consolidated income statement was a net result of changes to key assumptions such as developmental timelines, market penetration, market population, product pricing, probability of success and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

As of June 30, 2020, management have assumed that RYONCIL will obtain BLA approval at the PDUFA action date of September 30, 2020. In August 2020, as disclosed in Note 15, the ODAC of the FDA voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. An FDA decision could lead to a remeasurement of contingent consideration as management update key assumptions to reflect that decision.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2020	2019
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	28,801	28,005
Fair value of royalty payments from commercialization of the intellectual property acquired	16,365	19,529
	45,166	47,534

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

Expected unit revenues:	Expected market sale price of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.
Expected sales volumes:	Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.

6. Non-financial assets and liabilities

a.	Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2019
Opening net book amount	306	414	364	1,084
Additions	114	102	107	323
Exchange differences	1	(5)	(13)	(17)
Disposals	—	(2)	—	(2)
Depreciation charge	(217)	(133)	(212)	(562)
Closing net book value	204	376	246	826

As of June 30, 2019
Cost	4,207	1,304	3,023	8,534
Accumulated depreciation	(4,003)	(928)	(2,777)	(7,708)
Net book value	204	376	246	826

Year Ended June 30, 2020
Opening net book amount	204	376	246	826
Additions	1,393	458	152	2,003
Exchange differences	(2)	9	43	50
Disposals	—	—	(1)	(1)
Depreciation charge	(259)	(136)	(190)	(585)
Closing net book value	1,336	707	250	2,293

As of June 30, 2020
Cost	5,598	1,766	3,182	10,546
Accumulated depreciation	(4,262)	(1,059)	(2,932)	(8,253)
Net book value	1,336	707	250	2,293

(i) Depreciation methods and useful lives

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:

•	Plant and equipment 3 – 15 years
•	Office furniture and equipment 3 – 10 years
•	Computer hardware and software 3 – 4 years

See Note 22(o) for other accounting policies relevant to property, plant and equipment.

b.Leases

(i) Amounts recognized on the balance sheet

Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2020
Opening net book amount	—	—	—
Initial recognition under IFRS 16 adoption	4,897	—	4,897
Additions	—	3,844	3,844
Reassessment	321	998	1,319
Exchange differences	51	—	51
Depreciation charge	(1,509)	(624)	(2,133)
Closing net book value	3,760	4,218	7,978

As of June 30, 2020
Cost	5,269	4,842	10,111
Accumulated depreciation	(1,509)	(624)	(2,133)
Net book value	3,760	4,218	7,978

Lease liabilities

(in U.S. dollars, in thousands)	As of June 30, 2020	As of June 30, 2019
Current	3,519	—
Non-current	6,317	—
Lease liabilities included in the statement of financial position	9,836	—

The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases is $0.5 million for the year ended June 30, 2020.

Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short term leases was $0.6 million for the year ended June 30, 2020.

In the year ended June 30, 2020, total payments associated with lease liabilities was $2.4 million.

(ii) Depreciation methods and useful lives of right-of use assets

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. Depreciation for leases for the years ended June 30, 2020 and 2019 was $1.5 million and $Nil, respectively.

(iii) Extension and termination options

Extension options and termination options may be included in the right-of-use asset leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options and periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated.

A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement entered into with Lonza in October 2019 for the supply of commercial product for the potential approval and launch of RYONCIL for the treatment of pediatric acute graft versus host disease in the US market. Management has determined that this agreement has a non-cancellable lease term of 4.5 years, at which time the Group has the option to exercise an extension or terminate the agreement. Additionally, if during the initial 4.5 year lease term there is a significant delay in the expected approval date of the BLA for RYONCIL by the FDA then the lease term can be reduced at the Group’s discretion.

As of June 30, 2020, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $5.3 million, as included within lease liabilities in Note 10(c) on an undiscounted basis. The anticipated future contractual cash flows exclude cashflows beyond the initial non-cancellable lease term of 4.5 years as it is not reasonably certain the Group will extend the agreement. If there is a significant delay in the expected approval date of the BLA for RYONCIL by the FDA then the anticipated future contractual cash flows relating to the lease component will reduce by $2.0 million.

See Note 1(iii) and Note 22a(i) for other accounting policies relevant to lease accounting.

c.	Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2019
Opening net book amount	134,453	1,770	427,779	20,604	584,606
Additions	—	100	—	—	100
Exchange differences	—	(4)	—	1	(3)
Amortization charge	—	(122)	—	(1,455)	(1,577)
Closing net book amount	134,453	1,744	427,779	19,150	583,126

As of June 30, 2019
Cost	134,453	2,822	489,698	23,999	650,972
Accumulated amortization	—	(1,078)	—	(4,849)	(5,927)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,744	427,779	19,150	583,126

Year Ended June 30, 2020
Opening net book amount	134,453	1,744	427,779	19,150	583,126
Additions	—	50	—	—	50
Exchange differences	—	(2)	—	1	(1)
Amortization charge	—	(119)	—	(1,455)	(1,574)
Closing net book amount	134,453	1,673	427,779	17,696	581,601

As of June 30, 2020
Cost	134,453	2,862	489,698	24,000	651,013
Accumulated amortization	—	(1,189)	—	(6,304)	(7,493)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,673	427,779	17,696	581,601

(i) Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Cardiovascular products (1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions (2)	70,730	70,730
Osiris MSC products (3)	102,698	102,698
	427,779	427,779

(1)	Includes MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction
(2)	Includes MPC-300-IV for the treatment of biologic-refractory rheumatoid arthritis and diabetic nephropathy
(3)	Includes RYONCIL for the treatment of children with SR-aGVHD and remestemcel-L for the treatment of Crohn’s disease

For all products included within the above balances, the underlying currency of each item recorded is USD.

(ii) Amortization methods and useful lives

The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:

•	Acquired licenses to patents 7 – 16 years
•	Current marketed products 15 – 20 years

See Note 22(p) for the other accounting policies relevant to intangible assets and Note 22(j) for the Group’s policy regarding impairments.

(iii) Significant estimate: Impairment of goodwill and assets with an indefinite useful life

The Group tests annually whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 22(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of certain assumptions. A full annual impairment assessment was performed at March 31, 2020 and no impairment of the in-process research and development and goodwill was identified.

(iv) Impairment tests for goodwill and intangible assets with and indefinite useful life

In-process research and development acquired is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form (see Note 22(p)(iii)). The intangible asset’s life will remain indefinite until such time it is completed and commercialized or impaired. The carrying value of in-process research and development is a separate asset which has been subject to impairment testing at the cash generating unit level, which has been determined to be at the product level.

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

The recoverable amount of both goodwill and in-process research and development was assessed as of March 31, 2020 based on the fair value less costs to dispose. Management assess for indicators of impairment as at June 30, 2020 including considering events up to the date of the approval financial statements. No impairment as at June 30, 2020, was identified.

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

•	the scientific results and progress of the trials since acquisition;
•	the valuation of the Group that was applicable to the July 10, 2018 equity placement undertaken with NovaQuest through issuing of the Group’s securities on the ASX;

•	the valuation of the Group that was applicable to the October 12, 2018 equity placement undertaken with Tasly Pharmacetuicals through issuing of the Group’s securities on the ASX;
•	the market capitalization of the Group on the ASX (ASX:MSB) on the impairment testing date of March 31, 2020; and
•	the valuation of the Group’s assets from an independent valuation as of March 31, 2020.

Costs of disposal were assumed to be immaterial at March 31, 2020.

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

In relation to cash inflows consideration has been given to product pricing, market population and penetration, sales rebates and discounts, launch timings and probability of success in the relevant applicable markets.

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

(vi) Impact of possible changes in key assumptions

The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets at June 30, 2020 to exceed its recoverable amount.

In August 2020, as disclosed in Note 15, the ODAC of the FDA voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. RYONCIL has been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the PDUFA. Assumptions associated with SR-aGVHD in pediatric patients are included within the total valuation of Osiris MSC products within in-process research and development. As of June 30, 2020, management have assumed that RYONCIL for pediatric SR-aGVHD will obtain BLA approval at the PDUFA action date of September 30, 2020.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development of our technology platform. If we are unable to successfully develop our technology platforms, an impairment of the carrying amount of our intangible assets may result.

d.	Provisions

	As of			As of
	June 30, 2020			June 30, 2019
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	19,699	25,467	45,166	1,033	46,501	47,534
Employee benefits	5,748	83	5,831	4,231	86	4,317
Provision for license agreements	3,750	2,013	5,763	2,000	1,742	3,742
	29,197	27,563	56,760	7,264	48,329	55,593

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

Employee benefits include accrued annual leave. As of June 30, 2020 and 2019, the entire amount of the accrual was $0.8 million and $0.7 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements.  Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2020 and 2019.

e.	Deferred tax balances

(i) Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	72,899	61,742
Other temporary differences	6,196	3,687
Total deferred tax assets	79,095	65,429

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	79,825	76,553
Total deferred tax liabilities	79,825	76,553
Net deferred tax liabilities	730	11,124

Deferred tax assets expected to be settled within 12 months	—	—
Deferred tax assets expected to be settled after 12 months	79,095	65,429

Deferred tax liabilities expected to be settled within 12 months	99	99
Deferred tax liabilities expected to be settled after 12 months	79,726	76,454

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2018	(55,904)	(669)	76,652	20,079
Charged/(credited) to:
- profit or loss	(5,838)	(3,018)	(99)	(8,955)
As of June 30, 2019	(61,742)	(3,687)	76,553	11,124
Charged/(credited) to:
- profit or loss	(10,727)	(1,960)	3,272	(9,415)
- directly to equity	(430)	(549)	—	(979)
As of June 30, 2020	(72,899)	(6,196)	79,825	730

(1)	Deferred tax assets are netted against deferred tax liabilities.

f.	Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Opening balance(1)	10,000	—
Milestone consideration received during the period(2)	2,500	20,000
Amount recognized as revenue during the period(1)	(10,000)	(10,000)
Balance as of the end of the period	2,500	10,000

(1)

The $10.0 million opening balance in deferred consideration represents the portion of the $20.0 million up-front technology access fee received from Tasly that had not been recognized as revenue. In accordance with the Group’s accounting policy, revenue related to the licensing of intellectual property is only recognized to the extent that control has been transferred to the customer. In the year ended June 30, 2020, the Group recognized the remaining $10.0 million of the up-front technology access fee received in revenue as the control for this portion of revenue was transferred to Tasly based on our decision regarding the exercise of our rights in the terms and conditions of the agreement.

(2)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2020.

7. Equity

a.	Contributed equity

(i) Share capital

	As of June 30,
	2020	2019	2018	2020	2019	2018
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	583,949,612	498,626,208	482,639,654	1,051,450	910,405	889,481
Less: Treasury Shares	(3,500,000)	(3,500,000)	(3,500,000)	—	—	—
Total Contributed Equity	580,449,612	495,126,208	479,139,654	1,051,450	910,405	889,481

(ii) Movements in ordinary share capital

	As of June 30,			As of June 30,
	2020	2019	2018	2020	2019	2018
	Shares No.			(U.S. dollars, in thousands)
Opening balance	498,626,208	482,639,654	428,221,398	910,405	889,481	830,425
Issues of ordinary shares during the period
Exercise of share options(1)	4,223,404	313,108	289,245	4,364	258	116
Share based compensation for services rendered	600,000	1,209,187	540,051	864	1,170	662
Payment for contingent consideration	—	—	6,029,545	—	—	10,000
Entitlement offer to existing eligible shareholders	—	—	36,191,982	—	—	40,449
Placement of shares under an equity facility agreement	—	—	2,000,000	—	—	—
Placement of shares under a share placement agreement(2)	80,500,000	14,464,259	—	139,483	20,000	—
Placement of shares under a license agreement	—	—	892,857	—	—	1,000
Transaction costs arising on share issue	—	—	—	(6,871)	(817)	(2,869)
	85,323,404	15,986,554	45,943,680	137,840	20,611	49,358
Unissued ordinary shares during the period
Placement of shares under a share placement agreement	—	—	8,474,576	—	—	10,000
Transaction costs arising on share issue	—	—	—	—	—	(340)
	—	—	8,474,576	—	—	9,660
Total contributions of equity during the period	85,323,404	15,986,554	54,418,256	137,840	20,611	59,018

Share options reserve transferred to equity on exercise of options	—	—	—	3,205	313	38
Ending balance	583,949,612	498,626,208	482,639,654	1,051,450	910,405	889,481

(1)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Options Plan (“ESOP”). The shares issued and share capital received upon the exercise of options are recorded above.

(2)

In October 2019, the Group completed a A$75.0 million (US$50.7 million) capital raise through the placement of 37.5 million new fully-paid ordinary shares at a price of A$2.00 per share to existing and new institutional investors, representing a 3.15% discount to the 10 day volume weighted average price calculated at the close of trading. In May 2020, the Group completed a A$138.0 million (US$88.8 million) capital raise through the placement of 43.0 million new fully-paid ordinary shares at a price of A$3.20 per share to existing and new institutional investors, representing a 7% discount to the 5 day volume weighted average price calculated at the close of trading May 8, 2020. During the year ended June 30, 2019, a $20.0 million equity purchase of Mesoblast Limited was completed at A$1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day.

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

(iv) Employee share options

Information relating to the Group’s employee share option plan, including details of shares issued under the scheme, is set out in Note 17.

b.	Reserves

(i) Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2020	2019
Share-based payments reserve	85,330	80,034
Investment revaluation reserve	(429)	17
Foreign currency translation reserve	(38,267)	(39,413)
	46,634	40,638

(ii) Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2020	2019
Opening balance	80,034	75,974
Tax credited / (debited) to equity	979	—
Transfer to ordinary shares on exercise of options	(3,205)	(313)
Share option expense for the year	7,522	4,363
Reclassification of modified options to/(from) liability	—	10
Closing Balance	85,330	80,034

Investment revaluation reserve
Opening balance	17	21
Changes in the fair value of financial assets through other comprehensive income	(446)	(4)
Closing Balance	(429)	17

Foreign currency translation reserve
Opening balance	(39,413)	(39,276)
Currency gain/(loss) on translation of foreign operations net assets	1,146	(137)
Closing Balance	(38,267)	(39,413)

(iii) Nature and purpose of reserves

Share-based payment reserve

The share-based payments reserve is used to recognize:

•	the fair value(1) of options issued but not exercised; and
•	the fair value(1) of deferred shares granted but not yet vested.

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

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2020	2019	2018
Cash at bank	128,916	50,005	37,221
Deposits at call	412	421	542
	129,328	50,426	37,763

(in U.S. dollars, in thousands)	Year Ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2020	2019	2018
Loss for the period	(77,940)	(89,799)	(35,290)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	3,667	2,139	2,650
Foreign exchange (gains)/losses	(302)	(154)	(160)
Finance costs	8,800	6,914	725
Remeasurement of borrowing arrangements	(607)	376	—
Remeasurement of contingent consideration	(1,380)	6,264	(10,541)
Payment under a license agreement paid in shares	—	—	1,000
Payment for services rendered in shares	—	620	—
Equity settled share-based payment	7,522	4,368	6,199
Deferred tax benefit	(9,415)	(8,955)	(30,664)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	890	4,974	(6,093)
Decrease/(increase) in prepayments	2,292	5,237	1,503
Decrease/(increase) in tax assets	1,499	1,729	(1,807)
Increase/(decrease) in trade creditors and accruals	12,508	(3,972)	(4,464)
Increase/(decrease) in provisions	3,601	2,469	1,930
(Decrease)/increase in deferred consideration	(7,500)	10,000	—
Net cash outflows used in operations	(56,365)	(57,790)	(75,012)

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

Significant estimates and judgments

The areas involving significant estimates or judgments are:

•	recognition of revenue (Note 3 and Note 22(e));
•	fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 12);
•	fair value of goodwill and other intangible assets including in-process research and development (Note 6(c));
•	useful life of intangible assets (Note 6(c));
•	recognition of deferred tax assets and deferred tax liabilities (Note 4(b));
•	accrued research and development and manufacturing commercialization expenses (Note 5(e));
•	fair value of share-based payments (Note 17);

•	fair value of borrowings (Note 5(f)); and
•	recognition of pre-launch inventory costs (Note 22(f)).

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Impact of COVID-19

Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. COVID-19 has not led to a material deterioration in the Group’s financial circumstances, nor required the Group to utilize government support.

The Group is facing some challenges from the pandemic.  The Group’s clinical trials that aren’t treating COVID-19 infected patients are experiencing some delays given reduced capacity at hospitals for completing activities and impacts on patient mobility for treatments or final visits. In addition, health regulators may rate other treatments as higher priorities due to the crisis.

On the other hand, COVID-19 has presented potentially significant opportunities for the Group. At the initial onset of the pandemic, the Group was able to offer rememstemcel-L to sufferers of COVID-19 after the FDA cleared it for expanded access protocol (“EAP”) for compassionate use.

The Group's future assessments of the impact of COVID-19 could result in material impacts to the Group's consolidated financial statements in future periods.

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

As of June 30, 2020, the Group held 86% of its cash in USD, and 14% in AUD. As of June 30, 2019 the Group held 97% of its cash in USD, and 3% in AUD.

The balances held at the end of the year that give rise to currency risk exposure are presented in USD in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2020 and June 30, 2019 would have had on the Group’s reported net profits/(losses) and/or equity balance.

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2020	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 402	$80	$(80)
Bank accounts - CHF	CHF 87	$18	$(18)
Bank accounts - SGD	SGD 112	$16	$(16)
Bank accounts - EUR	EUR 46	$10	$(10)
Trade and other receivables - SGD	SGD 141	$20	$(20)
Trade and other receivables - CHF	CHF 2	$0	$(0)
Trade and other receivables - EUR	EUR 43	$10	$(10)
Trade payables and accruals - USD	(USD 4,872)	$(974)	$974
Trade payables and accruals - AUD	(AUD 731)	$(100)	$100
Trade payables and accruals - SGD	(SGD 124)	$(18)	$18
Trade payables and accruals - GBP	(GBP 60)	$(15)	$15
Trade payables and accruals - EUR	(EUR 124)	$(28)	$28
Trade payables and accruals - CHF	(CHF 37)	$(8)	$8
Provisions - USD	(USD 0)	$(350)	$350
Provisions - SGD	(SGD 98)	$(14)	$14
		$(1,353)	$1,353

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2019	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 383	$77	$(77)
Bank accounts - CHF	CHF 49	$10	$(10)
Bank accounts - SGD	SGD 83	$12	$(12)
Bank accounts - EUR	EUR 4	$1	$(1)
Trade and other receivables - SGD	SGD 30	$4	$(4)
Trade and other receivables - CHF	CHF 2	$0	$(0)
Trade and other receivables - EUR	EUR 8	$2	$(2)
Trade payables and accruals - USD	(USD 490)	$(98)	$98
Trade payables and accruals - AUD	(AUD 280)	$(39)	$39
Trade payables and accruals - SGD	(SGD 193)	$(28)	$28
Trade payables and accruals - GBP	(GBP 30)	$(8)	$8
Trade payables and accruals - EUR	(EUR 86)	$(19)	$19
Trade payables and accruals - CHF	(CHF 55)	$(11)	$11
Provisions - SGD	(SGD 70)	$(10)	$10
		$(107)	$107

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

The Group did not enter into any interest rate swaps during the year ended June 30, 2020.

The exposure of the Group’s borrowing to interest rate changes are as follows:

	As of		As of
	June 30, 2020		June 30, 2019
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Variable rate borrowings - Hercules	27,949	31%	13,607	17%
Non-current borrowings
Variable rate borrowings - Hercules	21,951	25%	34,619	43%
	49,900	56%	48,226	60%

An analysis by maturities is provided in Note 10(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2020 and June 30, 2019.  The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	June 30, 2020			June 30, 2019
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Borrowings - USD	9.70%	9.70%	49,900(1)	10.45%	10.45%	48,226(1)
Rate increase by 5%	10.19%	10.19%	243	10.97%	10.97%	261
Rate decrease by 5%	9.22%	9.22%	(243)	9.93%	9.93%	(261)

(1)	Effect on profit/loss of interest rate changes is based on the loan principal amount of $50.0 million as of June 30, 2020 and June 30, 2019.

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

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2020 and June 30, 2019. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of			As of
	June 30, 2020			June 30, 2019
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Funds invested - USD	0.03%	0.03%	102,925	1.76%	1.76%	46,051
Rate increase by 10%	0.03%	0.03%	3	1.94%	1.94%	81
Rate decrease by 10%	0.03%	0.03%	(3)	1.58%	1.58%	(81)

AUD	Low	High	AUD	Low	High	AUD
Funds invested - AUD	0.86%	0.86%	600	2.23%	2.23%	600
Rate increase by 10%	0.95%	0.95%	1	2.45%	2.45%	1
Rate decrease by 10%	0.77%	0.77%	(1)	2.01%	2.01%	(1)

(iii) Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of RYONCIL for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of RYONCIL for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses in the period the revision is made.

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	June 30, 2020		June 30, 2019
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Borrowings - NovaQuest	4,506	5%	400	0%
Non-current borrowings
Borrowings - NovaQuest	35,072	39%	32,660	40%
	39,578	44%	33,060	40%

As at June 30, 2020, all other factors held constant, a 20% increase in the forecast net sales of MSC-100-IV for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $5.3 million, whereas a 20% decrease in the net sales of MSC-100-IV for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $3.1 million.

The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2020, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(e)(iv).

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The Group does not generally have trade receivables. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	412	421
Cash at bank (Note 5(a)) - minimum A rated	128,916	50,005
Trade and other receivables
Receivable from other parties (non-rated)	801	1,740
Receivable from the Australian Government (Income Tax)	—	1,511
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from minimum A rated bank deposits (interest)	250	252
Receivable from the Australian Government (Goods and Services Tax)	171	84
Receivable from the United States Government (Income Tax)	—	71
Receivable from the Swiss Government (Value-Added Tax)	2	2
Other non-current assets
Receivable from the United States Government (U.S. tax credits)	1,473	1,467

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2020 and June 30, 2019 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of June 30, 2020, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)(3)	(35,995)	(35,915)	(51,218)	(17,510)	(140,638)	(89,478)
Trade payables	(24,972)	—	—	—	(24,972)	(24,972)
Lease liabilities	(4,026)	(2,377)	(4,204)	(593)	(11,200)	(9,836)
	(64,993)	(38,292)	(55,422)	(18,103)	(176,810)	(124,286)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2020 without taking into account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of RYONCIL for pediatric SR-aGVHD.

(3)

In August 2020, as disclosed in Note 15, the Group amended the terms of the Hercules loan agreement to defer principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability and are included in the contractual cash flows due within one year, on an undiscounted basis, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

11. Capital management

The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.

12. Interests in other entities

The Group’s subsidiaries as of June 30, 2020 and 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated on November 15, 2018 in the Cayman Islands however operates in Hong Kong.

	Country of	Class of
	incorporation	shares	Equity holding
			As of June 30,
			2020	2019
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
Mesoblast International (UK) Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd	Cayman Islands	Ordinary	100	100

13. Contingent assets and liabilities

a.	Contingent assets

The Group did not have any contingent assets outstanding as of June 30, 2020 and June 30, 2019.

b.	Contingent liabilities

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

(ii) Other contingent liabilities

The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2020, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.

14. Commitments

a.	Capital commitments

The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2020 and June 30, 2019.

b.	Purchase commitments

In the year ended June 30, 2020, the Group entered into a manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of RYONCIL for the treatment of pediatric acute graft versus host disease in the US market. This agreement contains lease and non-lease components with a non-cancellable term of 4.5 years. The agreement contains a minimum financial commitment of $49.5 million. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2020, the minimum financial commitment of the lease component is $5.3 million, disclosed within the total contractual cash flows on an undiscounted basis as lease liabilities. The minimum financial commitment of the non-lease component in the agreement is $44.2 million. If there is a significant delay in the expected approval date of the BLA for RYONCIL by the FDA then the minimum financial commitment under this manufacturing services agreement will reduce by $28.3 million, with $2.0 million of this reduction relating to the lease component and $26.3 million relating to the non-lease component of the agreement.

The Group did not have any other purchase commitments as of June 30, 2020.

15. Events occurring after the reporting period

On August 13, 2020, the ODAC of the FDA voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. RYONCIL has been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the PDUFA. Assumptions associated with SR-aGVHD in pediatric patients is included within the total valuation of contingent consideration, Osiris MSC products within in-process research and development and NovaQuest borrowings on the balance sheet.

In August 2020, the Group amended the terms of the Hercules loan agreement to defer principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result $24.3 million of the borrowings were recognized as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied.

There were no other events that have occurred after June 30, 2020 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions

a.	Parent entity

The parent entity within the Group is Mesoblast Limited.

b.	Subsidiaries

Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.

c.	Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below

	Year Ended June 30,
(in U.S. dollars)	2020	2019
Short-term employee benefits	2,483,862	2,723,902
Long-term employee benefits	11,366	12,074
Post-employment benefits	34,294	45,878
Share based payments	1,146,965	297,423
	3,676,487	3,079,277

d.	Transactions with other related parties

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

17. Share-based payments

The Company has adopted an Employee Share Option Plan (“ESOP”) and a Loan Funded Share Plan (“LFSP”) (together, “the Plans”) to foster an ownership culture within the Company and to motivate senior management and consultants to achieve performance targets. Selected directors, employees and consultants may be eligible to participate in the Plans at the absolute discretion of the board of directors, and in the case of directors, upon approval by shareholders. The Company has not issued new securities under the LFSP since July 1, 2015, as of December 16, 2019 all LFSP grants had reach their expiry date.

Grant policy

In accordance with the Company’s policy, options and loan funded shares are typically issued in three equal tranches. For issues granted prior to July 1, 2015 the length of time from grant date to expiry date was typically 5 years. Grants since July 1, 2015, are issued with a seven year term.

Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2020, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

The exercise price is determined by reference to the Company policy. Generally the exercise price is determined based on the market price calculated as the greater of the volume weighted market price of a share sold on the ASX on the 5 trading days up to and including the Board approval date, or the closing price on that day. In the case of options that have time-based vesting conditions only, the board of directors adds a 10% premium to the market price. Options with performance based vesting conditions are issued with no premium. The board of directors’ policy is not to issue options at a discount to the market price.

The aggregate number of options which may be issued pursuant to the ESOP must not exceed 10,000,000 with respect to US incentive stock options, and with respect to Australian residents, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1000.

In addition, the LFSP which has not been issued since July 1, 2015 and as of December 16, 2019 all LFSP grants had reach their expiry date, has the following characteristics:

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

a.	Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-19	USD 0.340	319,892	—	(319,892)	—		—	—
25b	12-Dec-14	31-Oct-19	AUD 4.49	50,000	—	—	(50,000)		—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.52	75,000	—	—	(75,000)		—	—
29	25-Nov-14	24-Nov-19	AUD 4.00	240,000	—	—	(240,000)		—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	(150,000)		—	—
31b	12-May-15	16-Feb-20	AUD 4.28	200,000	—	—	(200,000)		—	—
32	10-Jul-15	30-Jun-22	AUD 4.20	2,308,334	—	—	(40,000)		2,268,334	2,268,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	3,193,334	—	(475,000)	(70,000)		2,638,334	2,638,334
34	27-Apr-16	06-Mar-23	AUD 2.80				(10,000)	*
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	—	—		200,000	200,000
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	18-Jan-21	AUD 2.20	1,500,000	—	(600,000)	—		900,000	900,000
36	06-Dec-16	05-Dec-23	AUD 1.31	1,670,000	—	(720,334)	(26,666)		923,000	923,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	4,188,000	—	(1,527,270)	(141,666)		2,519,064	2,023,232
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	—	—		300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	150,000	—	—	—		150,000	150,000
38	16-Sep-17	15-Sep-24	AUD 1.54	100,000	—	(33,334)	—		66,666	33,334
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,978,333	—	(310,000)	(13,333)		1,655,000	999,994
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,900,000	—	(297,575)	(300,000)		1,302,425	1,302,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	500,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	133,334
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	66,667
43	18-Jul-18	17-Jul-25	AUD 1.87	5,845,000	—	(389,999)	(9,999)		5,398,334	1,544,992
43	18-Jul-18	17-Jul-25	AUD 1.87				(46,668)	*
43b	18-Jul-18	17-Jul-25	AUD 1.87	—	350,000	—	—		350,000	116,667
44	15-Jul-18	14-Jul-25	AUD 1.72	300,000	—	—	—		300,000	100,000
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	196,666
46	19-Jan-19	18-Jan-26	AUD 1.45	5,000	—	—	—		5,000	1,667
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	—	300,000	—	—		300,000	100,000
49	20-Jul-19	19-Jul-26	AUD 1.62	—	4,810,000	—	(120,000)	*	4,690,000	—
49a	20-Jul-19	19-Jul-26	AUD 1.47	—	5,500,000	—	—		5,500,000	—
49b	20-Jul-19	19-Jul-26	AUD 1.47	—	1,346,667	—	—		1,346,667	—
49c	20-Jul-19	19-Jul-26	AUD 1.47	—	538,667	—	—		538,667	—
50	20-Jul-19	19-Jul-26	AUD 1.47	—	700,000	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	—	400,000	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	—	300,000	(150,000)	—		150,000	—
52	29-Aug-19	28-Aug-26	AUD 1.62	—	400,000	—	—		400,000	—
53	29-Aug-19	28-Aug-26	AUD 1.47	—	800,000	—	—		800,000	—
54	25-Nov-19	24-Nov-26	AUD 1.98	—	845,000	—	—		845,000	—
55	29-May-19	28-May-26	AUD 1.48	—	450,000	—	—		450,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	—	200,000	—	—		200,000	—
57	25-Nov-19	24-Nov-26	AUD 1.80	—	100,000	—	—		100,000	—
58	25-Nov-19	24-Nov-26	AUD 1.98	—	450,000	—	—		450,000	—
June 30, 2020				27,737,893	17,490,334	(4,823,404)	(1,493,332)		38,911,491	15,373,646
Weighted average share purchase price				AUD 2.06	AUD 1.57	AUD 1.60	AUD 2.80		AUD 1.86	AUD 2.25

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-18	USD 0.305	26,108	—	(26,108)	—		—	—
INC	07-Dec-10	26-Oct-19	USD 0.340	319,892	—	—	—		319,892	319,892
17/LF3	09-Jul-12	08-Jul-18	AUD 6.67	150,000	—	—	(150,000)		—	—
22/LF8	04-Sep-13	27-Aug-18	AUD 6.26	225,000	—	—	(225,000)		—	—
25a (i&ii)	01-Jan-14	31-Dec-18	AUD 6.36	650,000	—	—	(650,000)		—	—
25b	12-Dec-14	31-Oct-19	AUD 4.49	50,000	—	—	—		50,000	50,000
27/LF12	05-Sep-14	30-Jun-19	AUD 4.71	2,045,000	—	—	(1,790,000)
27/LF12	05-Sep-14	30-Jun-19	AUD 4.71		—	—	(255,000)	*	—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.52	75,000	—	—	—		75,000	75,000
29	25-Nov-14	24-Nov-19	AUD 4.00	240,000	—	—			240,000	240,000
30c(2)	25-Mar-15	20-Jan-19	AUD 4.98	135,000	—	—	(135,000)		—	—
30d(2)	25-Mar-15	25-Jan-19	AUD 4.98	300,000	—	—	(300,000)		—	—
30f(2)	25-Mar-15	25-Jan-19	AUD 4.98	200,000	—	—	(200,000)		—	—
30h(2)	25-Mar-15	30-Jun-19	AUD 4.69	400,000	—	—	(400,000)		—	—
30i(2)	25-Mar-15	30-Jun-19	AUD 4.44	600,000	—	—	(600,000)		—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	—		150,000	150,000
31b	12-May-15	16-Feb-20	AUD 4.28	200,000	—	—	—		200,000	200,000
32	10-Jul-15	30-Jun-22	AUD 4.20	2,458,334	—	—	(150,000)	*	2,308,334	2,308,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	3,380,000	—	—	(186,666)	*	3,193,334	3,193,334
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	—	—		200,000	200,000
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	18-Jan-21	AUD 2.20	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.31	1,885,000	—	(75,000)	(140,000)	*	1,670,000	1,116,666
36a	06-Dec-16	05-Dec-23	AUD 1.19	4,400,000	—	(212,000)	—		4,188,000	3,000,502
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	—	—		300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	300,000	—	—	(150,000)	*	150,000	100,000
38	16-Sep-17	15-Sep-24	AUD 1.54	100,000	—	—	—		100,000	33,334
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	2,215,000	—	—	(236,667)	*	1,978,333	668,330
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,900,000	—	—	—		1,900,000	1,300,000
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	250,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52		200,000	—	—		200,000	66,667
42	11-Jul-18	10-Jul-25	AUD 1.56		200,000	—	—		200,000	—
43	18-Jul-18	17-Jul-25	AUD 1.87		5,970,000	—	(125,000)	*	5,845,000	—
44	15-Jul-18	14-Jul-25	AUD 1.72		300,000	—	—		300,000	—
45	30-Nov-18	29-Nov-25	AUD 1.33		590,000	—	—		590,000	—
46	19-Jan-19	18-Jan-26	AUD 1.45		5,000	—	—		5,000	—
47	19-Jan-19	18-Jan-26	AUD 1.45		150,000	—	—		150,000	75,000
June 30, 2019				26,329,334	7,415,000	(313,108)	(5,693,333)		27,737,893	15,572,059
Weighted average share purchase price				AUD 2.68	AUD 1.79	AUD 1.16	AUD 4.58		AUD 2.06	AUD 2.35

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-18	USD 0.305	154,064	—	(127,956)	—		26,108	26,108
INC	07-Dec-10	26-Oct-19	USD 0.340	447,848	—	(127,956)	—		319,892	319,892
17/LF3	09-Jul-12	08-Jul-18	USD 6.690	150,000	—	—	—		150,000	150,000
19/LF5	25/01/2013-29/01/2013	24/01/2018-28/01/2018	USD 6.290	50,000	—	—	(50,000)		—	—
20/LF6	24-May-13	23-May-18	USD 6.360	425,000	—	—	(325,000)
20/LF6	24-May-13	23-May-18	AUD 6.36		—	—	(100,000)	*	—	—
21/LF7	03-Sep-13	30-Jun-18	AUD 5.92	1,865,000	—	—	(1,615,000)
22/LF8	04-Sep-13	27-Aug-18	AUD 6.28	225,000	—	—	—		225,000	225,000
25a (i&ii)	01-Jan-14	31-Dec-18	AUD 6.38	650,000	—	—	—		650,000	650,000
25b	12-Dec-14	31-Oct-19	AUD 4.51	50,000	—	—	—		50,000	50,000
27/LF12	05-Sep-14	30-Jun-19	AUD 4.71	2,070,000	—	—	(25,000)	*	2,045,000	2,045,000
27(iv)	25-Aug-14	24-Aug-19	AUD 4.67	75,000	—	—	(75,000)	*	—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.54	85,000	—	—	(10,000)	*	75,000	75,000
29	25-Nov-14	24-Nov-19	AUD 4.02	240,000	—	—	—		240,000	240,000
30a(2)	25-Mar-15	30-Jun-18	AUD 5.00	650,000	—	—	(650,000)		—	—
30b(2)	25-Mar-15	25-Jan-18	AUD 5.00	235,000	—	—	(235,000)		—	—
30c(2)	25-Mar-15	25-Jan-19	AUD 5.00	135,000	—	—	—		135,000	135,000
30d(2)	25-Mar-15	30-Jun-19	AUD 5.00	300,000	—	—	—		300,000	300,000
30e(2)	25-Mar-15	23-Jul-19	AUD 5.00	165,000	—	—	(165,000)		—	—
30f(2)	25-Mar-15	23-Jul-19	AUD 5.00	200,000	—	—	—		200,000	200,000
30g(2)	25-Mar-15	20-Jan-19	AUD 4.71	300,000	—	—	(300,000)	*	—	—
30h(2)	25-Mar-15	25-Jan-18	AUD 4.71	400,000	—	—	—		400,000	400,000
30i(2)	25-Mar-15	25-Jan-19	AUD 4.46	600,000	—	—	—		600,000	600,000
30j	25-Mar-15	30-Jun-19	AUD 4.71	150,000	—	—	(150,000)	*	—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	—		150,000	150,000
31b	12-May-15	16-Feb-20	AUD 4.30	200,000	—	—	—		200,000	200,000
32	10-Jul-15	30-Jun-22	AUD 4.22	2,620,000	—	—	(161,666)	*	2,458,334	1,683,336
33	26-Aug-15	16-Aug-22	AUD 4.07	91,667	—	—	(16,667)	*	75,000	50,000
34	27-Apr-16	06-Mar-23	AUD 2.82	3,621,667	—	—	(241,667)	*	3,380,000	2,299,982
34a	27-Apr-16	17-Apr-23	AUD 2.76	200,000	—	—	—		200,000	133,334
34b	31-Oct-16	06-Mar-23	AUD 2.82	200,000	—	—	—		200,000	200,000
35	30-Jun-16	30-Jun-19	AUD 2.20	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.33	2,045,000	—	(33,333)	(126,667)	*	1,885,000	611,666
36a	06-Dec-16	05-Dec-23	AUD 1.21	4,400,000	—	—	—		4,400,000	1,495,002
36b	13-Jan-17	12-Jan-24	AUD 1.67	450,000	—	—	(150,000)	*	300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	—	300,000	—	—		300,000	100,000
38	16-Sep-17	15-Sep-24	AUD 1.54	—	100,000	—	—		100,000	—
38a	16-Sep-17	15-Sep-24	AUD 1.40	—	150,000	—	—		150,000	—
39	13-Oct-17	12-Oct-24	AUD 1.94	—	2,310,000	—	(95,000)	*	2,215,000	—
39a	13-Oct-17	12-Oct-24	AUD 1.76	—	2,000,000	—	(100,000)	*	1,900,000	200,000
40	24-Nov-17	23-Nov-24	AUD 1.41	—	750,000	—	—		750,000	—
40a	24-Nov-17	23-Nov-24	AUD 1.28	—	750,000	—	—		750,000	—
June 30, 2018				25,100,246	6,360,000	(289,245)	(4,841,667)		26,329,334	14,339,320
Weighted average share purchase price				AUD 3.35	AUD 1.74	AUD 0.52	AUD 4.97		AUD 2.68	AUD 3.39

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2020, 2019 and 2018 were AUD 3.47, AUD 2.06 and AUD 1.46 respectively. The weighted average remaining contractual life of share options and loan funded shares outstanding as of June 30, 2020, 2019 and 2018 were 4.79 years, 4.53 years and 4.24 years, respectively.

b.	Existing share-based payment arrangements

General terms and conditions attached to share based payments

Share options pursuant to the employee share option plan are generally granted in three equal tranches. For issues granted prior to July 1, 2015 the length of time from grant date to expiry date was typically 5 years.  Grants since July 1, 2015, are issued with a seven year term. Vesting occurs based on achievement of performance conditions and/or progressively over the life of the option with the first tranche vesting one year from grant date, the second tranche two years from grant date, and the third tranche three years from grant date. On cessation of employment the Company’s board of directors determines if a leaver is a bad leaver or not. If a participant is deemed a bad leaver, all rights, entitlements and interests in any unexercised options or shares (pursuant to the loan funded share plan) held by the participant will be forfeited and will lapse immediately. If a leaver is not a bad leaver they may retain vested options and shares (pursuant to the loan funded share plan), however, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Company’s board of directors), after which time they will lapse. Unvested options will normally be forfeited and lapse.

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

36a & 36b

Options were granted in two or three equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

49a, 49b, 50, 50a & 53

Options were granted two or three equal tranches and are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

38a, 40a & 57

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

51

Options were granted in two equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

55

Options were granted in five tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

Modifications to share-based payment arrangements

During the year ended June 30, 2015, the Company repurchased an aggregate amount of $13.9 million (AUD 17.7 million) of loans under LFSP and correspondingly cancelled 2,985,000 of the Company’s ordinary shares held in trust for certain employees of the Company. As remuneration for the repurchase of loans and cancellation of these ordinary shares under LFSP, the Company granted options to purchase 2,985,000 of the Company’s ordinary shares at exercise prices ranging from AUD 4.44 to AUD 4.98 under ESOP 30a to 30i. As of March 25, 2015 (the “modification date”), the total incremental fair value granted as a result of these modifications was $0.6 million. During the year ended June 30, 2018, as a result of a fully underwritten institutional and retail entitlement offer to existing eligible shareholders (on a 1 for 12 basis) in September 2017, the exercise price of all outstanding options at the time was reduced by AUD0.02 per option subject to the ESOP plan under clause 7.3. There were no modifications made to share-based payment arrangements during the years ended June 30, 2019 and June 30, 2020.

c.	Fair values of share based payments

The weighted average fair value of share options granted during the years ended June 30, 2020, 2019 and 2018 were AUD 1.07, AUD 0.95 and AUD 0.61, respectively.

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

Share price volatility

The model requires the Company’s share price volatility to be measured. In estimating the expected volatility of the underlying shares our objective is to approximate the expectations that would be reflected in a current market or negotiated exchange price for the option. Historical volatility data is considered in determining expected future volatility.

Life of the option

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

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and granted during the year ended June 30, 2020 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
43b	14-May-20	1.87	3.55	60.39%	4.5 yrs	0%	0.37%
48	04-Apr-19	1.48	1.49	54.22%	6.1 yrs	0%	1.50%
49	17-Sep-19	1.62	1.93	54.10%	6.1 yrs	0%	0.89%
49a	15-Mar-20	1.47	1.87	55.48%	5.8 yrs	0%	0.56%
49a	17-Dec-19	1.47	1.93	53.65%	5.9 yrs	0%	0.82%
49b	27-Nov-19	1.47	1.83	53.85%	6.3 yrs	0%	0.73%
49c	27-Nov-19	1.47	1.83	53.85%	6.3 yrs	0%	0.73%
50	13-Sep-19	1.47	1.88	54.02%	6.1 yrs	0%	0.93%
50a	16-Sep-19	1.47	2.03	54.21%	6.1 yrs	0%	0.95%
51	28-Mar-20	1.47	1.17	55.60%	5.7 yrs	0%	0.45%
52	17-Dec-19	1.62	1.93	53.65%	6.0 yrs	0%	0.82%
53	26-Mar-20	1.47	1.17	58.30%	5.8 yrs	0%	0.47%
54	28-Jan-20	1.98	2.86	56.63%	6.1 yrs	0%	0.71%
55	29-May-19	1.48	1.48	53.98%	6.3 yrs	0%	1.18%
56	27-Nov-19	1.83	1.83	53.80%	6.3 yrs	0%	0.73%
57	25-Nov-19	1.80	1.80	53.82%	6.3 yrs	0%	0.82%
58	10-Apr-20	1.98	1.97	57.65%	5.9 yrs	0%	0.45%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2020 was AUD 3.25.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2019 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
41	03-Sep-18	1.52	1.52	52.31%	5.8 yrs	0%	2.16%
42	21-Jun-18	1.56	1.56	52.40%	6.1 yrs	0%	2.36%
43	24-Oct-18	1.87	1.70	52.78%	5.9 yrs	0%	2.27%
44	17-Jan-19	1.72	1.59	54.40%	5.6 yrs	0%	1.91%
45	20-Dec-18	1.33	1.33	54.11%	6.1 yrs	0%	2.01%
46	07-Jun-19	1.45	1.33	53.92%	5.8 yrs	0%	1.14%
47	04-Jun-19	1.45	1.33	53.95%	5.8 yrs	0%	1.19%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2019 was AUD 1.48.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2018 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
37	14-Jul-17	2.23	2.02	52.21%	5.8 yrs	0%	2.22%
38	02-Oct-17	1.54	1.37	52.04%	5.8 yrs	0%	2.41%
38a	14-Dec-17	1.40	1.37	52.56%	5.8 yrs	0%	2.27%
39	06-Nov-17	1.94	1.34	52.49%	5.9 yrs	0%	2.16%
39a	06-Nov-17	1.76	1.34	52.49%	5.9 yrs	0%	2.16%
40	08-Feb-18	1.41	1.32	52.35%	5.8 yrs	0%	2.43%
40a	08-Feb-18	1.28	1.32	52.35%	5.8 yrs	0%	2.43%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2018 was AUD 2.08.

18. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2020	2019	2018
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	713,461	690,245	620,837
Other audit services(1)	14,097	—	92,403
Total remuneration of PricewaterhouseCoopers Australia	727,558	690,245	713,240

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	108,262	89,038	93,839
Total remuneration of Network firms of PricewaterhouseCoopers Australia	108,262	89,038	93,839
Total auditors' remuneration(2)	835,820	779,283	807,079

(1)	Audit and review of financial reports and registration statements in connection with the filings on Form S-8 and F-3.
(2)	All services provided are considered audit services for the purpose of SEC classification.

19. Losses per share

	Year Ended June 30,
	2020	2019	2018
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(14.74)	(18.16)	(7.58)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(14.74)	(18.16)	(7.58)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(14.74)	(18.16)	(7.58)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(14.74)	(18.16)	(7.58)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(77,940)	(89,799)	(35,290)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(77,940)	(89,799)	(35,290)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(77,940)	(89,799)	(35,290)

	2020 Number	2019 Number	2018 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	528,821,630	494,381,490	465,688,997
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	528,821,630	494,381,490	465,688,997

Options granted to employees (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2020, 2019 and 2018. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2020, 2019 and 2018

The calculation for the year ended June 30, 2018 has been adjusted to reflect the bonus element in the entitlement offer to existing eligible shareholders which occurred during September 2018.

20. Parent entity financial information

a.	Summary financial information

The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2020	2019
Balance Sheet
Current Assets	22,715	6,723
Total Assets	775,407	643,708

Current Liabilities	11,765	5,792
Total Liabilities	17,278	5,878

Shareholders' Equity
Issued Capital	1,051,450	910,405
Reserves
Foreign Currency Translation Reserve	(216,440)	(209,207)
Share Options Reserve	69,695	65,379
(Accumulated losses)	(146,576)	(128,747)
	758,129	637,830

Loss for the period	(16,981)	(23,094)
Total comprehensive loss for the period	(16,981)	(23,094)

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

a.Change in accounting policies

i.	Leases

The Group adopted IFRS 16 Leases on July 1, 2019. Our accounting policy from July 1, 2019, is that leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. For accounting policies relating to the comparative year, refer to our annual report on Form 20-F for the year ended June 30, 2019. Comparatives have not been restated as permitted under the specific transition provisions in the standard.

(in U.S. dollars, in thousands)	2019
Operating lease commitments disclosed as at June 30, 2019	7,460
Discounted using the group's average incremental borrowing rate of 6.52%	6,146
(Less): Short term leases recognized on a straight line basis as expense	(371)
Lease liability recognized as at July 1, 2019	5,775

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Right-of-use assets increased by $4.7 million and lease liabilities increased by $5.6 million on July 1, 2019. The net impact on retained earnings on July 1, 2019 was $0.9m.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
•	the accounting for operating leases with a remaining lease term of less than 12 months as at July 1, 2019 as short term leases
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

b.	Principles of consolidation
i.	Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2020 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expect to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer.

There was no cumulative impact of the adoption of IFRS 15 Revenue from Contracts with Customers on July 1, 2018.

Revenues from contracts with customers comprise commercialization and milestone revenue. The Group also have revenue from research and development tax incentives and interest revenue.

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

The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The Group estimate the transaction price of the contingent milestone using the most likely amount method. The Group include in the transaction price some or all of the amount of the contingent milestone only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the contingent milestone is subsequently resolved. Milestone payments that are not within the control of the Company, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. Any changes in the transaction price are allocated to all performance obligations in the contract unless the variable consideration relates only to one or more, but not all, of the performance obligations.

When consideration for milestones is a sale-based or usage-based royalty that arises from licenses of IP (such as cumulative net sales targets), revenue is recognized at the later of when (or as) the subsequent sale or usage occurs, or when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Licenses of intellectual property

When licenses of IP are distinct from other goods or services promised in the contract, the Group recognize the transaction price allocated to the license as revenue upon transfer of control of the license to the customer. The Group evaluate all other promised goods or services in the license agreement to determine if they are distinct. If they are not distinct, they are combined with other promised goods or services to create a bundle of promised goods or services that is distinct.

The transaction price allocated to the license performance obligation is recognized based on the nature of the license arrangement. The transaction price is recognized over time if the nature of the license is a “right to access” license. This is when the Group undertake activities that significantly affect the IP to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of our activities, and those activities do not result in the transfer of a good or service to the customer as those activities occur. When licenses do not meet the criteria to be a right to access license, the license is a “right to use” license, and the transaction price is recognized at the point in time when the customer obtains control over the license.

Sales-based or usage-based royalties

Licenses of IP can include royalties that are based on the customer’s usage of the IP or sale of products that contain the IP. The Group apply the specific exception to the general requirements of variable consideration and the constraint on variable consideration for sales-based or usage-based royalties promised in a license of IP. The exception requires such revenue to be recognized at the later of when (or as) the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Grünenthal arrangement

In September 2019, the Group entered into a strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of the Group’s allogeneic mesenchymal precursor cell (“MPC”) product, MPC-06-ID, receiving exclusive rights to the Phase 3 allogeneic product candidate for the treatment of low back pain due to degenerative disc disease.

The Group received a non-refundable upfront payment of $15.0 million in October 2019, on signing of the contract with Grünenthal. The Group received a milestone payment in December 2019 of $2.5 million in relation to meeting a milestone event as part of the strategic partnership with Grünenthal. The Group may receive up to an additional $132.5 million in payments if certain milestones are satisfied in relation to clinical, manufacturing, regulatory and reimbursement approval prior to product launch. The Group is further entitled to receive milestones payments based on regulatory and cumulative product sales milestones, as well as tiered double-digit royalties on product sales.

The strategic partnership with Grünenthal includes a license of IP and the provision of development services. Under IFRS 15 Revenue from contracts with customers, the Group have identified three distinct performance obligations in the strategic partnership with Grünenthal. The three performance obligations identified are the right of use license of IP, research & development and chemistry, manufacturing and controls (“R&D and CMC”) services and other development services. The license of IP was considered distinct from the development services as it is capable of being granted separately and the development services do not significantly modify or customize the license nor are the license and development services significantly interrelated or interdependent. The Group also evaluated the promises in the development services and determined the R&D and CMC services were distinct from the other development services as they are not significantly interrelated or interdependent.

The standalone selling price for each performance obligation is not directly observable, so the Group have estimated the standalone selling price through the most appropriate method to ensure the estimate represents the price the Group would charge for the goods or services if they were sold separately. The Group considered the application and results of a combination of methods and utilized the cost plus a margin approach as the primary method. For R&D and CMC services, the Group estimated the standalone selling price to be $85.0 million. For the other development services the Group estimated the standalone selling price to be $10.0 million. Significant judgement was applied in determining the standalone selling price and the variable consideration that was allocated to each performance obligation. Based on this analysis, the $15.0 million upfront payment was allocated to the license of IP performance obligation. Upon signing of this strategic partnership in September 2019, the Group recognized $15.0 million in revenue for the right of use license of IP as this performance obligation was considered completely satisfied at this date.

The Group evaluated the constraint over the remaining variable consideration under the contract and determined that all of the milestone payments relating to the R&D and CMC services and other development services were considered constrained as at June 30, 2020. As part of this evaluation, the Group considered a variety of factors, including whether the receipt of the milestone payments is outside of the Group’s control or contingent on the outcome of clinical trials and the impact of certain repayment clauses. The Group will continue to evaluate the constraint over variable consideration in future periods. Additionally, the Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore will recognize royalties and sales-based milestone payments as revenue when the subsequent sale or usage occurs.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2020. In future periods, additional milestone payments from Grünenthal may result in deferred consideration as revenue recognition of R&D and CMC services and other development services will be dependent upon the assessment of the constraint over variable consideration as well as the percentage of progress towards meeting the development service performance obligations over time.

There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2019.

Tasly arrangement

In July 2018, the Group entered into a strategic alliance with Tasly for the development, manufacture and commercialization in China of the Group’s allogeneic mesenchymal precursor cell MPC products, MPC-150-IM and MPC-25-IC. Tasly received all exclusive rights for MPC-150-IM and MPC-25-IC in China and Tasly will fund all development, manufacturing and commercialization activities in China.

The Group received a $20.0 million up-front technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

Under IFRS 15, upon completion of this strategic alliance in September 2018, the Group recognized $10.0 million in milestone revenue from the $20.0 million up-front technology access fee received in October 2018, as this was the portion of revenue that control was transferred to Tasly, and the remaining $10.0 million from the $20.0 million up-front payment was recognized as deferred consideration on the consolidated balance sheet. In the year ended June 30, 2020, the deferred consideration amount was recognized in revenue as the control for this portion of revenue was transferred to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

TiGenix arrangement

In December 2017, the Group entered into a patent license agreement with TiGenix, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived MSC product, Alofisel® a registered trademark of TiGenix, previously known as Cx601, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. The Group is entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, the Group will receive single digit royalties on net sales of Alofisel®.

In the year ended June 30, 2020, the Group commenced earning royalty income on sales of Alofisel® in Europe by our licensee Takeda. To date, royalty income earned on sales of Alofisel® in Europe by our licensee Takeda have not been significant.

JCR arrangement

In October 2013, the Group acquired all of Osiris’ culture-expanded, MSC-based assets. These assets included assumption of a collaboration agreement with JCR, a research and development oriented pharmaceutical company in Japan. Revenue recognized under this agreement is limited to the amount of cash received or for which the Group is entitled, as JCR has the right to terminate the agreement at any time.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement the Group assumed from Osiris, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group is entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group is entitled to a double digit profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. The Group will receive royalties on TEMCELL product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. The Group apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognize royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended June 30, 2020, the Group recognized $6.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $5.0 million for the year ended June 30, 2019. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2019, and 2018, the Group recognized $1.0 million and $1.5 million, respectively, in milestone revenue upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan. These amounts were recorded in revenue as there were no further performance obligations required in regard to this items. There was no milestone revenue recognized in year ended June 30, 2020.

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

The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2020 and 2019, the rate of the refundable tax offset is 43.5%.

The Group anticipates that the combined worldwide turnover of the Mesoblast Group will be in excess of A$20.0 million for the year ended June 30, 2020 making us ineligible for the refundable tax offset for the research and development tax incentive. The Group was ineligible for the refundable tax offset for the research and development tax incentive for the year ended June 30, 2019.  Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2020 and 2019.

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

f.Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realizable value. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; the provision is then reversed at the point when a high probability of regulatory approval is determined.

The Group considers a number of factors in determining the probability of the product candidate realizing future economic benefit, including the product candidate’s current status in the regulatory approval process, results from the related pivotal clinical trial, results from meetings with relevant regulatory agencies prior to the filing of regulatory applications, the market need, historical experience, as well as potential impediments to the approval process such as product safety or efficacy, commercialization and market trends.

When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Manufacturing Commercialization expenses. When the high probability threshold is met, the provision will be reversed through Manufacturing Commercialization expenses. As of June 30, 2020, there was $8.8 million of pre-launch inventory recognized on the balance sheet that was fully provided for.

g.	Research and development undertaken internally

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

h.	Income tax

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

Goodwill is measured as described in Note 22(i). Goodwill on acquisition of subsidiaries is included in intangible assets (Note 6(c)). Goodwill is not amortized but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period

Hercules

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. An additional $25.0 million may be drawn, subject to certain conditions. The loan matures in March 2022.

In August 2020, as disclosed in Note 15, the Group amended the terms of the loan to defer the commencement of principal repayments to March 2021. As at June 30, 2020, principal repayments were due to commence in October 2020 and as a result the Group recognized $24.3 million of the borrowings as a current liability, given that the terms of the loan agreement to defer principal repayments were amended subsequent to the period end. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied. Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2020 in line with the amended terms of the loan agreement. As at June 30, 2020, the Group recognized $3.6 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2020 and 2019, the Group recognized gains of $1.3 million and $0.4 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurement gains relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility.

NovaQuest

On June 29, 2018, the Group drew the first tranche of $30.0 million of the principal amount from the $40.0 million loan and security agreement with NovaQuest. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum.

All interest and principal payments will be deferred until after the first commercial sale of RYONCIL for the treatment in pediatric SR-aGVHD. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of RYONCIL for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of RYONCIL for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of RYONCIL for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of RYONCIL for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within other operating income and expenses and finance costs in the period the revision is made.

As of June 30, 2020, management have assumed that RYONCIL for pediatric SR-aGVHD will obtain BLA approval at the PDUFA action date of September 30, 2020. In August 2020, as disclosed in Note 15, the ODAC of the FDA voted in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. An FDA decision could lead to a remeasurement of the carrying value of the NovaQuest borrowings as management update net sales forecasts and other key assumptions.

As at June 30, 2020, the Group has recognized a current liability of $4.5 million which represents the present value of interest payable of $4.2 million and $0.3 million loan administration fee which is payable annually in June.

In the years ended June 30, 2020 and 2019, the Group recognized losses of $0.8 million and $0.7 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within other operating income. In the years ended June 30, 2020 and 2019, the Group recognized gains of $0.1 million and $Nil, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurements relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility with NovaQuest.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s floating rate loan with the senior creditor, Hercules.

s.	Provisions

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

t.	Employee benefits

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

u.	Share-based payments

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

v.	Contributed equity

Ordinary shares are classified as equity.

Transaction costs arising on the issue of equity instruments are recognized separately in equity. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

w.	Loss per share
(i)	Basic losses per share

Basic losses per share is calculated by dividing:

•	the loss attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares;
•	by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year.
(ii)	Diluted losses per share

Diluted losses per share adjusts the figures used in the determination of basic earnings per share to take into account

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
•	the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
x.	Goods and services tax (“GST”)

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

y.	Rounding of amounts

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages 154 to 216 are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2020 and of its performance for the fiscal year ended on that date, and
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

Melbourne, August 27, 2020

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Item 19.	Exhibits

Item

1.1	Constitution of Mesoblast Limited adopted on November 22, 2018 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).
1.2	Certificate of Registration of Mesoblast Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
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

4.9#

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

4.12	Form of 2012 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.13	Form of 2014 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.14†

Patent License and Settlement Agreement with TiGenix S.A.U., dated December 14, 2017 (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.15†

Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated March 6, 2018 (incorporated by reference to Exhibit 4.22 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.16†

Loan and Security Agreement by and between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International (UK) Limited, Mesoblast International Sàrl and NQP SPV II, L.P., dated June 29, 2018 (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.17†

Development and Commercialization Agreement by and between Mesoblast Inc., Mesoblast International Sàrl and Tasly Pharmaceutical Group Co., Ltd. dated July 17, 2018 (incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.18✓

Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated October 12, 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.19✓

First Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated January 11, 2019 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.20✓

Second Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated June 5, 2019 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.21	Employee Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on July 27, 2020).
4.22*✓	Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH, dated September 9, 2019.
4.23*✓	Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated October 9, 2019.
4.24*✓

Second Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated December 17, 2019.

4.25*✓

Third Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated February 25, 2020.

4.26*✓

Fourth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated August 15, 2020.

8.1*	List of Significant Subsidiaries of Mesoblast Limited.
10*	Consent of independent registered public accounting firm.
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2020.
99.2*	Auditor’s independence declaration, dated August 27, 2020.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
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

Dated: August 27, 2020