Form 20-F
period 2021-06-30
MESOBLAST LTD
filed 2021-08-31
CIK 1345099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

648,696,070 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

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

Except where the context requires otherwise and for purposes of this Form 20-F only:

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
•	“Mesoblast,” “we,” “us” or “our” refer to Mesoblast Limited and its subsidiaries.
•	“A$” or “Australian dollar” refers to the legal currency of Australia.
•	“AIFRS” refers to the Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board, or AASB.
•	“CHF” refers to the legal currency of Switzerland.
•	“FDA” refers to the United States Food and Drug Administration.
•	“GBP” refers to the legal currency of the United Kingdom.
•	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB.
•	“S$” or “SGD” or “Singapore dollar” refers to the legal currency of Singapore.
•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
•	“US$” or “U.S. dollars” refers to the legal currency of the United States.
•	“U.S.” or “United States” refers to the United States of America.
•	“€” or “Euro” refers to the legal currency of the European Union.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” “should”, “may”, “goal,” “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward- looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;
•	our ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials;
•	our ability to advance our manufacturing capabilities;
•	the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any;
•	our ability to take advantage of the potential benefits of the 21st Century Cures Act;
•	the impact that the COVID-19 pandemic could have on business operations;
•	the commercialization of our product candidates, if approved;
•	regulatory or public perceptions and market acceptance surrounding the use of cell based therapies;
•	the potential for our product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	our ability to establish and maintain intellectual property on our product candidates and our ability to successfully defend these in cases of alleged infringement;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	our ability to obtain additional financing;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our financial performance;
•	developments relating to our competitors and our industry;
•	the pricing and reimbursement of our product candidates, if approved; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

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

Not applicable.

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

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2021 was $98.8 million. As of June 30, 2021, we have an accumulated deficit of $647.6 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

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

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not currently generate revenues from product sales (other than licensing revenue from sales of TEMCELL® HS.

Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and royalty revenue from net sales of Alofisel® a registered trademark of TiGenix NV (“TiGenix”), previously known as Cx601, an adipose-derived mesenchymal stromal cell product developed by TiGenix, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”) and approved for marketing in the EU), and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:

•	completing research, preclinical and clinical development of our product candidates;
•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies;
•

establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;

•

launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing commercial and distribution capabilities necessary to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers, healthcare organizations and government agencies;

•	obtaining market acceptance of our product candidates as viable treatment options;
•	addressing competing technological and market developments;
•	obtaining and sustaining an adequate level of reimbursement from payors;
•	identifying and validating new cell therapy product candidates;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, know-how and trademarks;
•	attracting, hiring and retaining qualified personnel; and
•	implementing additional internal systems and infrastructure, as needed.

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

We require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital or establish and maintain strategic partnerships to provide funding support for our development programs could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. As of June 30, 2021, our cash and cash equivalents were $136.9 million. We expect to continue to incur significant expenses and increase our cumulative operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

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

•

establish and maintain collaborations and strategic partnerships with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure and/or external logistics to commercialize any products for which we may obtain marketing approval;

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

On March 6, 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million at closing, and we have subsequently drawn a further $15.0 million. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group has an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. This objective aligns with our loan and security agreement with Hercules where we are obliged to maintain certain levels of cash in the United States, and a minimum unrestricted cash balance equal to the lessor of: four months liquidity (defined as the prior four calendar months net cash outflows in operating activities and investing activities, excluding amounts for extraordinary, non-recurring, not regularly scheduled or onetime proceeds and amounts) plus any balance of accounts payable not paid after the 120th day following the invoice date for such accounts payable; and the outstanding loan balance. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Hercules or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Hercules or NovaQuest accelerates the repayment, if any, we may not have sufficient funds to repay our existing debt. In addition, in August 2021, we entered into a contractual arrangement with Hercules that extended the interest-only period of the Hercules debt facility to January 1, 2022. Accordingly, as from that date, we are expected to repay the principal amount drawn under such debt facility through to facility expiry in March 2022. Although we intend to refinance this debt, we may not be successful in obtaining refinancing terms that are acceptable. If we were unable to repay the owed amounts, Hercules or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Hercules, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 89% of our cash and cash equivalents as of June 30, 2021 were denominated in U.S. dollars and 11% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

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

Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates

Our product candidates are based on our novel mesenchymal lineage cell technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no industrially manufactured, non-hematopoietic, allogeneic cell products have been approved in the United States.

Other than with respect to sales of products by our licensees, we have not commercially marketed, distributed or sold any products. The success of our business depends on our ability to develop and commercialize our lead product candidates. We have concentrated our product research and development efforts on our mesenchymal lineage cell platform, a novel type of cell therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience in the future related to our mesenchymal lineage cell platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

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

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our cell therapy trials because of negative publicity from adverse events in the biotechnology or cell therapy industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval for our product candidates may be delayed. Additionally, we or our collaborators generally will have to run multi-site and potentially multi-national trials, which can be time consuming, expensive and require close coordination and supervision. If we have difficulty enrolling a sufficient number of patients or otherwise conducting clinical trials as planned, we or our collaborators may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

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

Participants in clinical trials of our investigational cell therapy products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation of our product candidates. If any of our product candidates, prior to or after any approval for commercial sale, cause serious adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:

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

We are developing MPC-150-IM, which will focus on Class II-IV CHF, and remestemcel-L, which will focus on SR-aGVHD. We have also been developing remestemcel-L in COVID-19 infected patients with moderate to severe acute respiratory distress syndrome (“ARDS”) on ventilator support. The patients who receive our product candidates are very ill due to their underlying diseases.

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

Further, regulatory requirements governing cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA has issued guidance documents in 2018, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

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

The FDA and other regulatory bodies globally have issued numerous guidances regarding the impact of the COVID-19 pandemic on their operations. For example, FDA inspectors are unable to travel or are limited in their ability to travel during the pandemic due to border closures and various stay at home orders. After falling significantly behind in scheduled site inspections FDA has issued guidance for alternative remote inspections or “Remote Interactive Evaluations”. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff. These and other guidances applied during the pandemic have the potential to delay the development process for all of Mesoblast candidates.

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

On December 21, 2017, the FDA granted RMAT designation for our novel MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices. While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated or full approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.

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

The use of embryonic stem cells (“ESCs”), for research and therapy has been the subject of considerable public debate, with many people voicing ethical, legal and social concerns related to their collection and use. Our cells are not ESCs, which have been the predominant focus of this public debate and concern in the United States and elsewhere. However, the distinction between ESCs and non-ESCs, such as our mesenchymal lineage cells, may be misunderstood by the public. Negative public attitudes toward cell therapy and publicity and harm from cell therapy usage clinically by others could also result in greater governmental regulation of cell therapies, which could harm our business. The improper use of cells could give rise to ethical and social commentary adverse to us, which could harm the market demand for new products and depress the price of our ordinary shares and ADSs. Ongoing lack of understanding of the difference between ESCs and non-ESCs could negatively impact the public’s perception of our company and product candidates and could negatively impact us.

Additional government-imposed restrictions on, or concerns regarding possible government regulation of, the use of cell therapies in research, development and commercialization could also cause an adverse effect on us by harming our ability to establish important partnerships or collaborations, delaying or preventing the development of certain product candidates, and causing a decrease in the price of our ordinary shares and ADSs, or by otherwise making it more difficult for us to raise additional capital. For example, concerns regarding such possible regulation could impact our ability to attract collaborators and investors. Also, existing and potential government regulation of cell therapies may lead researchers to leave the field of cell therapy research altogether in order to assure that their careers will not be impeded by restrictions on their work. This may make it difficult for us to find and retain qualified scientific personnel.

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

In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar”, or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. Under President Biden’s administration, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars causing the price for our products and our potential market share to suffer, resulting in lower product sales.

Our completed BLA submission for pediatric SR-aGVHD may not be approved and even if it is approved, we will continue to be closely regulated by FDA.

As a biological product, our allogeneic cellular medicine, remestemcel-L, for the treatment of pediatrics with SR-aGVHD, requires regulatory approval from the FDA before it may legally be distributed in U.S. commerce. In particular, remestemcel-L will require FDA approval of a BLA under Section 351 of the Public Health Service Act to be commercialized.

We have received Fast Track designation from the FDA for remestemcel-L in pediatrics with SR-aGVHD. Fast Track designation may provide for a more streamlined development or approval process but it does not change the standards for approval and may be rescinded by the FDA if the product no longer meets the qualifying criteria. A biologic product that receives Fast Track designation can be eligible for regulatory benefits, including rolling BLA review. Rolling review of a BLA enables individual modules of the application to be submitted to and reviewed by the FDA on an ongoing basis, rather than waiting for all sections of a BLA to be completed before submission.

Remestemcel-L had been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (“PDUFA”). In August 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted in favor that available data from a single-arm Phase 3 trial and evidence from additional studies support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. Although the FDA considers the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. On September 30, 2020, the FDA issued a Complete Response Letter to our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. Despite the overwhelming ODAC vote, the FDA recommended that we conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of the effectiveness of remestemcel-L for SR-aGVHD.

We have initiated and continue to have discussion with the FDA through a well-established FDA process aimed towards supporting a resubmission of the current BLA with a six-month review period.

The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.  During the course of review of our BLA, the FDA may request or require additional preclinical, clinical, chemistry and manufacturing, controls (or CMC), or other data and information. The development and provision of these data and information may be time consuming and expensive. Our failure to comply, or the failure of our contract manufacturers to satisfy, applicable FDA CMC requirements could result in a delay or failure to obtain approval of our BLA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in our submission and may request additional testing or information. The testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. In addition, the FDA or other regulatory agencies may find the data from our clinical studies insufficient to support marketing approval. For example, our Phase 3 study for remestemcel-L for the treatment of pediatric SR-aGVHD, which met the primary clinical endpoint with statistical significance, was conducted as a single-arm study due to the seriousness of the condition, the rapid clinical deterioration of affected patients, the mounting literature suggesting a meaningful treatment effect, and the position in the medical community that a randomized controlled trial was neither feasible nor ethical in this patient population. While we have provided the FDA with comparator outcomes from control subjects, it is possible that the FDA may not find the data sufficient for approval. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

The COVID-19 pandemic could adversely impact the BLA review process for remestemcel-L.

The FDA has accepted for Priority Review our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.

Our contract manufacturing partner, Lonza, manufactures remestemcel-L at its facility in Singapore. Singapore is experiencing a number of COVID-19 cases in its population and has increased the DORSCON level to orange. If new cases continue to be identified, it could negatively impact business continuity at this facility as staff numbers may be affected by quarantine requirements.

If the business continuity at Lonza’s Singaporean facility is negatively affected, the FDA could be unable to assess the compliance of such facility with the standards required to assure remestemcel-L’s continued safety, purity and potency. In this case, the BLA review process for remestemcel-L could be negatively affected.

The ability of FDA inspectors to visit the site to conduct GMP inspections has been impacted by regional travel restrictions, and other COVID-19 measures. The FDA may in general have slower response times in assessing our BLA filing. Such an impact may delay the approval of the BLA. FDA has issued guidance for remote inspections – called Remote Interactive Evaluations. It is not clear that such an evaluation during the pandemic will be offered by FDA or considered adequate for a pre-approval inspection of the manufacturing site and process.

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

Our ability to successfully collaborate with any existing or future collaborators may be impaired by multiple factors including:

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

We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We have commenced manufacture of commercial batches in preparation for a successful BLA review, and subsequent launch. We anticipate a prior approval inspection of the facilities and our testing laboratories by the FDA. In the event that the inspections result in observations that need to be corrected, it may delay the approval and launch of this product.

In addition, the production of any biopharmaceutical, particularly cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed for clinical trials and/or any resulting commercialization.

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

We are focusing on the introduction of novel manufacturing approaches with the potential to result in efficiency and yield improvements to our current process. Certain of these novel approaches include modifying the media used in cell production. Another approach includes the development of 3-dimensional (“3D”) bioreactor-based production for mesenchymal lineage cells. There is no guarantee that we will successfully complete either of these processes or meet all applicable regulatory requirements. This may be due to multiple factors, including the failure to produce sufficient quantities and the inability to produce cells that are equivalent in physical and therapeutic properties as compared to the products produced using our current manufacturing processes. In the event our transition to these improved manufacturing processes is unsuccessful, we may not be able to produce certain of our products in a cost-efficient manner and our business may be adversely affected.

The COVID-19 pandemic may adversely impact the manufacturing and commercialization of remestemcel-L, and other product candidates.

On October 17, 2019, we announced that we had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the potential approval and launch of remestemcel-L. We currently also manufacture our other product candidates with Lonza Singapore.

Due to the COVID-19 pandemic, countries in which Mesoblast has operations, including Singapore - where our contract manufacturer is located, have implemented some level of quarantine “stay at home” orders, and other restrictions in order to contain spread of the virus. Continued restrictions on the movement of people and products may adversely affect our and our contract manufacturer’s ability to operate efficiently. In addition, the COVID-19 pandemic could also adversely affect our or our contract manufacturer’s ability to acquire raw materials or components required in our manufacturing process, including bone marrow. As a result, the manufacturing and the commercialization of remestemcel-L and other product candidates could be adversely affected.

We have also seen substantial delays to lead times for many raw materials, which is being driven by the pandemic. Such extension of lead times has the potential to delay the ability to manufacture product in a timely manner and could impact our ability to meet market demand once approved.

We rely on contract manufacturers to supply and manufacture our product candidates. Our business could be harmed if Lonza fails to provide us with sufficient quantities of these product candidates or fails to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture our mesenchymal lineage cell product candidates. Relying on Lonza to manufacture our mesenchymal lineage cell product candidates entails risks, and Lonza may:

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

The initial stage of manufacturing involves obtaining mesenchymal lineage cell-containing bone marrow from donors, for which we currently rely on our suppliers. Mesenchymal lineage cells are isolated from each donor’s bone marrow and expanded to create a master cell bank. Each individual master cell bank comes from a single donor. A single master cell bank can source many production runs, which in turn can produce up to thousands of doses of a given product, depending on the dose level. The process of identifying new donor tissue, testing and verifying its validity in order to create new master cell banks and validating such cell bank with the FDA and other regulatory agencies is time consuming, costly and prone to the many risks involved with creating living cell products. There could be consistency or quality control issues with any new master cell bank. Although we believe we and our collaborators have the necessary know-how and processes to enable us to create master cell banks with consistent quality and within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we or our collaborators will be able to successfully do so, and any failure or delays in creating new master cell banks may have a material adverse impact on our business, results of operations, financial conditions and growth prospects and could result in our inability to continue operations.

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

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell therapy-based products, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more or different resources than are required by the conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our product candidates will depend on a number of factors, including:

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

If, in the future, we are unable to establish our own commercial capabilities across sales, marketing and distribution, or enter into licensing or collaboration agreements for these purposes, we may not be successful in independently commercializing any future products.

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

The biopharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of our potential competitors have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in conducting clinical trials, obtaining regulatory approvals, manufacturing pharmaceutical and biologic products and commercializing such therapies. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds that could make our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our product candidates or competitors to our product candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in cell therapies. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and results of operations will suffer.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed. The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. There have been a number of judicial and congressional challenges to certain aspects of the Affordable Care Act. We can provide no assurance that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

Due to the novel nature of our cell therapy and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

Our target patient populations for some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected. Due to the novel nature of our cell therapy technology, the manner and level at which reimbursement is provided for services related to our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials and related cost benefit analyses do not clearly demonstrate the efficacy or overall value of our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.

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

We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and, if any such product candidates obtain regulatory approval, our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political, health or military conditions in such countries. If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

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

The current US legislation allows third party submissions of prior art to the USPTO during patent prosecution and additional procedures for attacking the validity of a patent through USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because a lower evidentiary standard applies in USPTO proceedings compared to the evidentiary standards applied in United States federal courts in actions seeking to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if challenged in a district court action. Accordingly, a third party may attempt to use available USPTO procedures to invalidate our patent claims that would not otherwise have been invalidated if first challenged by the third party in a district court action. These post-grant review (PGR) proceedings, which are similar to European “opposition” proceedings and provide third-party petitioners with the ability to challenge the validity of a patent on more expansive grounds than those permitted in other USTPO proceedings, allow for validity to be examined by the USPTO based not only on prior art patents and publications, but also on prior invalidating public use and sales, the presence of non-statutory subject matter in the patent claims and inadequate written description or lack of enablement. Discovery for PGR proceedings is accordingly likely to be expansive given that the issues addressed in PGR are more comprehensive than those addressed in other USPTO proceedings.

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

We are highly dependent on members of our executive management, particularly Dr. Silviu Itescu, our Chief Executive Officer. Dr. Itescu was an early pioneer in the study and clinical development of cell therapeutics and is globally recognized in the field of regenerative medicine. The loss of the services of Dr. Itescu or any other member of the executive management team could impede the achievement of our research, development and commercialization objectives.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2021, our cumulative operating losses have a total potential tax benefit of $149.7 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.

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

Our combined worldwide turnover did not exceed A$20.0 million for the year ended June 30, 2021 making us eligible for the refundable cash tax offset for the research and development tax incentive. However, management determined the majority of activities were not eligible under the incentive scheme and therefore did not apply for a tax offset. We were ineligible for the refundable tax offset for the research and development tax incentive for the year ended June 30, 2020. Consequently, no income was recognized from the Research and Development Tax Incentive program for the years ended June 30, 2021 and 2020. There can be no assurances that we will benefit from these incentives in the future if our annual aggregate turnover is in excess of A$20.0 million or that such tax incentive credit programs will not be revoked or modified in any way in the future.

Taxing authorities could reallocate our taxable income within our subsidiaries, which could increase our consolidated tax liability.

We conduct operations in multiple tax jurisdictions and the tax laws of those jurisdictions generally require that the transfer pricing between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arms’ length, and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer pricing as not reflecting arms’ length transactions, they could require us to adjust our transfer pricing and thereby reallocate our income to reflect these revised transfer pricing, which could result in a higher tax liability to us, and possibly interest and penalties, and could adversely affect our business, results of operations and financial condition.

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

Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

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

Risks Related to Our Trading Markets

The market price and trading volume of our ordinary shares and ADSs may be volatile and may be affected by economic conditions beyond our control. Such volatility may lead to securities litigation.

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

In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, require significant expenditure for defense costs, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition. In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADSs, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against our Company, our Chief Executive Officer, its Chief Financial Officer and its Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. We will vigorously defend this and any other similarly-based litigation should it arise. We cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve lawsuit.

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

Based upon an analysis of our income and assets for the taxable year ended June 30, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

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

Mesoblast Limited

Mesoblast Limited was incorporated on June 8, 2004 as a public company in Australia under the Corporations Act 2001 with an indefinite duration. On December 16, 2004 we became listed on the Australian Securities Exchange (the “ASX”). On November 13, 2015, we became listed on the Nasdaq Global Select Market (“Nasdaq”) and from this date we have been dual-listed in Australia and the United States. Our registered office is located at the following address:

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

For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

Important Corporate Developments

Fiscal year 2021 to date of annual report

August	Announced Chief Financial Officer (CFO) Josh Muntner will be leaving the organization and Andrew Chaponnel, currently Head of Finance, will assume the role of interim CFO, effective August 31, 2021.
July

90 day survival outcomes from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate/severe acute respiratory distress syndrome (“ARDS”) were highlighted at the International Society for Cell & Gene Therapy (ISCT) Scientific Signatures Series event on Cell and Gene-Based Therapies in Lung Diseases and Critical Illnesses

Provided an update on the strategy for potential approval pathways for rexlemestrocel-L in the United States (US) with chronic low back pain (“CLBP”) due to degenerative disc disease refractory to available therapies, including filing a request for a Type C meeting with the United States Food and Drug Administration (“FDA”) and an amended collaboration agreement with its partner in Europe and Latin America, Grünenthal.

May

The peer-reviewed journal Respiratory Research published results showing respiratory and functional clinical outcomes in patients with chronic obstructive pulmonary disease and elevated levels of the inflammatory biomarker C-reactive protein treated with Mesoblast’s mesenchymal stromal cell (“MSC”) product candidate remestemcel-L.

April	Announced results from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate to severe acute respiratory distress syndrome (“ARDS”).
March

Philip J. Facchina joined the Board of Directors. Mr Facchina is Chief Strategy Officer of SurgCenter Development, one of the largest private operators of ambulatory surgical centers in the US specializing in spine, orthopaedic and total joint procedures.

Successful completion of an A$138.0 million (US$110.0 million) private placement led by a strategic US investor group through the placement of 60.1 million new fully-paid ordinary shares at a price of A$2.30. The investors also received warrants to acquire a further 15 million shares at a price of A$2.88 per share, a 25% premium to the placement price, which may raise up to a further A$43.2 million, on or before March 15, 2028.

February

Pediatrics (Journal of the American Academy of Pediatrics) published a paper on the first two children treated with Mesoblast’s MSC product candidate remestemcel-L for life-threatening multisystem inflammatory syndrome (“MIS-C”) associated with COVID-19.

Announced the results from the Phase 3 randomized controlled trial of our allogeneic mesenchymal precursor cell (“MPC”) therapy rexlemestrocel-L in 404 enrolled patients with CLBP due to degenerative disc disease (“DDD”) refractory to conventional treatments.

January	Dr Silviu Itescu presented additional data from the DREAM-HF Phase 3 trial in patients with chronic heart failure at the H.C. Wainwright Virtual BioConnect 2021 Conference.

Announced additional results from the DREAM-HF randomized controlled Phase 3 trial in 537 treated patients with chronic heart failure with reduced left ventricular ejection fraction (“HFrEF”) who received rexlemestrocel-L or control sham.

December

Following the third interim analysis on the first 180 patients in the randomized controlled trial of remestemcel-L in ventilator-dependent patients with moderate to severe ARDS due to COVID-19 infection, the Data Safety Monitoring Board (DSMB) recommended that the trial complete with the currently enrolled 223 patients, and that all be followed-up as planned.

Announced the top-line results from the DREAM-HF Phase 3 randomized controlled trial of its allogeneic cell therapy rexlemestrocel-L in 537 patients with advanced chronic heart failure.

The FDA granted Fast Track designation for remestemcel-L in the treatment of ARDS due to COVID-19 infection. Fast Track designation is granted if a therapy demonstrates the potential to address unmet medical needs for a serious or life-threatening disease. ARDS is the primary cause of death in patients with COVID-19.

November

Announced we had entered into a license and collaboration agreement with Novartis for the development, manufacture, and commercialization of remestemcel-L, with an initial focus on the treatment of ARDS including that associated with COVID-19. The agreement remains subject to certain closing conditions, including time to analyze the results from the COVID-19 ARDS trial.

October

A randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury in up to 48 patients with medically refractory Crohn’s disease and ulcerative colitis commenced at Cleveland Clinic.

The FDA issued a Complete Response Letter to the Company’s Biologics License Application (“BLA”) for RYONCIL™ (“RYONCIL”) in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”). Despite the overwhelming Oncologic Drugs Advisory Committee (“ODAC”) of the FDA vote in August 2020, the FDA recommended that Mesoblast conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of the effectiveness of remestemcel-L for SR-aGVHD.

September	Remestemcel-L was selected as the winner of the Fierce Innovation Awards - Life Sciences Edition 2020 for Biotech Innovation.

The independent DSMB recommended continuation of the Phase 3 trial of remestemcel-L in patients with ARDS due to COVID-19 infection, following completion of the trial’s first interim analysis.

Received ethics approval to include Australian hospitals in the Phase 3 randomized controlled trial of remestemcel-L in ventilator-dependent COVID-19 patients with ARDS.

August

The ODAC voted overwhelmingly in favor that available data support the efficacy of RYONCIL in pediatric patients with SR-aGVHD. The ODAC is an independent panel of experts that evaluates efficacy and safety of data and makes appropriate recommendations to the FDA.

July

Appointment of Dagmar Rosa-Bjorkeson to the role of Chief Operating Officer. Her responsibilities include managing commercial operations, leading the business units, building out key strategic alliances, and overseeing product launches.

An Expanded Access Protocol was initiated in the United States for compassionate use of remestemcel-L in the treatment of COVID-19 infected children with cardiovascular and other complications of MIS-C. MIS-C is a life-threatening complication of COVID-19 in otherwise healthy children and adolescents that includes massive simultaneous inflammation of multiple critical organs and their vasculature.

4.BBusiness Overview

Mesoblast has developed a range of late stage product candidates derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms.

Remestemcel-L is our first generation mesenchymal lineage stromal cell product platform and is in late stage development for treatment of systemic inflammatory diseases including:

•	Pediatric steroid refractory acute Graft versus Host Disease (SR-aGVHD);
•	Acute respiratory distress syndrome (ARDS); and
•	Biologic refractory inflammatory bowel disease.

Rexlemestrocel-L is our second generation mesenchymal lineage precursor cell product platform and is in late stage development for treatment of:

•	Advanced chronic heart failure (CHF); and
•	Chronic low back pain (CLBP) due to degenerative disc disease.

Both platforms have life cycle management strategies with promising emerging pipelines.

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

MPCs can be isolated using monoclonal antibodies and culture-expanded using methods that enable efficient expansion without differentiation. MSCs are defined biologically in culture following density gradient separation from other tissue cell types and following culture by plastic adherence. MSCs presumably represent culture-expanded in-vitro progeny of the undifferentiated MPCs present in-vivo. The functional characteristics of each cell type enable product development for specific indications.

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

In contrast, autologous cell therapy products, which are produced from the patient’s own cells, require individual product regulatory testing and do not benefit from manufacturing economies of scale. Moreover, autologous therapies may be vulnerable to significant patient-to-patient variability.

Products Commercialized by Licensees

Two allogeneic mesenchymal stromal cell (MSC) products developed and commercialized by Mesoblast licensees have been approved in Japan and Europe, with both licensees the first to receive full regulatory approval for an allogeneic cellular medicine in these major markets.

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

Mesoblast Product Candidates

Remestemcel-L (RYONCILTM) for the Treatment of Steroid Refractory Acute Graft Versus Host Disease

Overview

Remestemcel-L (RYONCIL) is an intravenously delivered product candidate for the treatment of steroid-refractory acute graft versus host disease, or SR-aGVHD, following an allogeneic bone marrow transplant.

In a bone marrow transplant, donor cells can attack the recipient, causing GVHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.

Remestemcel-L is suggested to have immunomodulatory properties to counteract the cytokine storms that are implicated in various inflammatory conditions. The mechanism of action is thought to involve down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of naturally occurring anti-inflammatory cells to involved tissues.

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

Current Status and Anticipated Milestones

Mesoblast submitted its completed BLA to the FDA for remestemcel-L in January 2020. The BLA was subsequently accepted for priority review by the FDA on March 30, 2020, with a PDUFA action date set for September 30, 2020. In August 2020, the ODAC to the FDA voted overwhelmingly in favor (nine to one(1)) that the available data support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. FDA issued a complete response letter on September 30, 2020, noting deficiencies related to clinical and CMC data. Mesoblast continues to be in discussion with the FDA through a well-established regulatory process that may include a resubmission with a six month review with the aim of achieving approval of remestemcel-L in the treatment of SR-aGVHD in children.

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

The Company has put in place a lifecycle extension strategy to generate evidence-based clinical outcomes to maximize the value of remestemcel-L in other pediatric and adult rare diseases that do not require large distribution channels. Planning is underway to conduct a post-marketing study in adult patients with SR-GVHD. In addition, we plan to expand investigator-initiated clinical trials for chronic GVHD and other indications that are currently underway or planned for the near future.

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

Nearly 200 million COVID-19 global cases have been confirmed and over 4 million deaths, with 35 million cases and 613,000 deaths occurring in the United States. Currently there is no FDA approved therapy in the United States for the specific treatment of moderate-to-severe COVID-19 ARDS.

Current Status and Anticipated Milestones

A randomized placebo-controlled Phase 3 trial of remestemcel-L in ventilator-dependent patients with ARDS due to COVID-19 was initiated, with the first patients dosed in May 2020. The trial was halted in December 2020 after the Data Safety Monitoring Board (DSMB) performed a third interim analysis on the trial’s first 180 patients, noting that the trial was not likely to meet the 30-day mortality reduction endpoint at the planned 300 patient enrolment. The trial was powered to achieve a primary endpoint of 43%

reduction in mortality at 30 days for treatment with remestemcel-L on top of maximal care. The DSMB recommended that the trial complete with the enrolled 222 patients, and that all be followed-up as planned.

The trial enrolled 222 mechanically ventilated COVID-19 patients with moderate/severe ARDS across the US, of whom 217 were randomized 1:1 and received either standard of care alone or standard of care plus 2 intravenous infusions of remestemcel-L at a dose of 2 million cells/kg 3-5 days apart. This was the same remestemcel-L dosing regimen used in the earlier compassionate use program where 11 of 12 patients were younger than 65 and 75% successfully came off ventilatory support.

At follow-up through day 60, remestemcel-L reduced overall mortality by 14% across the entire population of treated patients (n=217), and by 46% in the pre-specified population of patients under age 65 (n=123). In an exploratory analysis through day 60, remestemcel-L reduced mortality by 75% and increased days alive off mechanical ventilation in patients under age 65 when combined with dexamethasone, in comparison with controls on dexamethasone.

Mesoblast has met with the FDA in regard to potential emergency use authorization (EUA) for remestemcel-L in the treatment of ventilator-dependent patients with moderate or severe acute respiratory distress syndrome (ARDS) due to COVID-19. The FDA advised Mesoblast that an additional clinical study in COVID ARDS would be required which, if statistically positive, could provide a dataset in conjunction with the recently completed 222 patient clinical study that might be sufficient to support an EUA. FDA provided guidance that the existing COVID ARDS Investigational New Drug (IND) file and future submissions for remestemcel-L in this indication may continue to cross-reference manufacturing information in Biologics License Application (BLA) 125706 for pediatric steroid-refractory acute graft versus host disease (SR-aGVHD). FDA indicated that potency assays must be established and agreed prior to commencement of the proposed Phase 3 clinical trial. FDA indicated that the potency assays currently in development appeared to be reasonable based on in vitro results provided in the briefing document, the in vitro activity of the product appears to be relatively well established, though the relationship between in vitro activity and the product’s actual mechanism of action remains theoretical. Mesoblast intends to meet with FDA’s Office of Tissue and Advanced Therapies (OTAT) in Q4 CY21 to address potency assays for remestemcel-L in relation to SR-aGvHD, attributes which we believe to be also relevant to COVID ARDS.

Remestemcel-L for Inflammatory Bowel Disease – Crohn’s Disease and Ulcerative Colitis

Overview

According to recent estimates, more than three million people (1.3%) in the United States alone have inflammatory bowel disease, with more than 33,000 new cases of Crohn’s disease and 38,000 new cases of ulcerative colitis diagnosed every year. Despite recent advances, approximately 30% of patients are primarily unresponsive to anti-TNFα agents and even among responders, up to 10% will lose their response to the drug every year. Up to 80% of patients with medically refractory Crohn’s disease eventually require surgical treatment of their disease, which can have a devastating impact on quality of life.

Current Status

A randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury in up to 48 patients with medically refractory Crohn’s disease and ulcerative colitis has commenced at Cleveland Clinic in October 2020. The investigator-initiated study is the first in humans using local cell delivery in the gut and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously.

Rexlemestrocel-L (REVASCOR®) for Advanced and End-stage Heart Failure

Overview

Mesoblast is developing rexlemestrocel-L (REVASCOR) to fill the treatment gap for both advanced and end-stage chronic heart failure (CHF). The objective is to use rexlemestrocel-L to prevent or delay further progression of heart failure morbidities or cardiac death in patients who are no longer adequately responsive to maximal standard of care heart failure drugs.

Patients with advanced or end-stage CHF continue to represent high unmet medical need despite recent advances in new therapeutic agents for chronic heart failure. The American Heart Association estimated in 2017 that prevalence is expected to grow 46% by 2030 in the U.S., affecting more than 8 million Americans. CHF causes severe economic, social, and personal costs. In the U.S., it is estimated that CHF results in direct costs of $60.2 billion annually when identified as a primary diagnosis and $115.0 billion as part of a disease milieu.  Mesoblast believes that targeting high-risk chronic patients with the highest unmet clinical needs provides the company with the most efficient path to market.

REVASCOR consists of 150 million MPCs administered by direct cardiac injection in patients suffering from advanced or end-stage CHF and progressive loss of heart function following damage to the heart muscle caused by a heart attack, coronary artery disease, hypertension, genetic factors, or other causes.

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

CHF is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system for functional severity of heart failure, established by the NYHA, is:

•	Class I (mild): patients experience none or very mild symptoms with ordinary physical activity
•	Class II (mild/moderate): patients experience fatigue and shortness of breath during moderate physical activity
•	Class III (moderate/severe): patients experience shortness of breath during even light physical activity
•	Class IV or end-stage (severe): patients are exhausted even at rest

Risk for recurrent heart failure-related hospitalizations, occurrence of non-fatal myocardial infarction (MI, heart attack) or non-fatal stroke, or death increases progressively with increases in left ventricular volumes, reduction in left ventricular ejection fraction (LVEF), and progression in NYHA functional class. Approximately 50% of all CHF patients have heart failure with reduced ejection fraction (HFrEF) defined as LVEF <40%, and are at considerable risk of repeated hospitalizations and death despite maximal drug therapy.

Current Status and Anticipated Milestones

Program for Class II/III CHF patients

A multicenter, double-blinded, 1:1 randomized, sham-procedure-controlled Phase 3 study of remestemcel-L was completed across North America with 565 NYHA Class II/III patients at high risk of repeated heart failure hospitalizations or a terminal cardiac event (cardiac death, LVAD placement, heart transplant or insertion of an artificial heart). The enrollment criteria for this trial included a prior decompensated heart failure event (e.g. hospitalization) within the previous nine months and/or very high level of NT-proBNP, a protein used in diagnosis and screening of CHF. These inclusion criteria were designed for enrichment in patients with substantial left ventricular contractile abnormality, advanced CHF due to left ventricular systolic dysfunction and higher risk of recurrent decompensated heart failure hospitalizations and TCEs. This target patient population was shown to respond effectively to treatment with REVASCOR in our previous Phase 2 trial.

The trial’s primary efficacy endpoint is a comparison of recurrent non-fatal HF-MACE between either MPC-treated patients or sham-treated controls.

Topline results from the 537 patients who met the criteria which allowed for treatment to occur on a 1:1 randomization basis between rexlemestrocel-L and sham control were announced in December 2021. Over a mean 30 months of follow-up, patients with advanced chronic heart failure who received a single endomyocardial treatment with rexlemestrocel-L on top of maximal therapies had 60% reduction in incidence of heart attacks or strokes and 60% reduction in death from cardiac causes when treated at an earlier stage in the progressive disease process. Despite significant reduction in the pre-specified endpoint of cardiac death, there was no reduction in recurrent non-fatal decompensated heart failure events, which was the trial’s primary endpoint.

The combination of the three pre-specified outcomes of cardiac death, heart attack or stroke into a single composite outcome - called the three-point Major Adverse Cardiovascular Event (MACE) is a well-established endpoint used by the United States Food and Drug Administration (FDA) to determine cardiovascular risk. Rexlemestrocel-L reduced this three-point MACE by 30% compared to controls across the population of 537 patients. In the NYHA class II subgroup of 206 patients, rexlemestrocel-L reduced the three-point MACE by 55% compared to controls.

Program in End Stage Heart Failure Patients Requiring Mechanical Support

Rexlemestrocel-L is also being evaluated in patients with end-stage HFrEF implanted with a left ventricular assist device (“LVAD”).

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

Strategic Partnerships

In September 2018, Mesoblast entered into a strategic cardiovascular partnership with Tasly for China. Tasly has met with the National Medical Products Administration of China to discuss the potential regulatory approval pathway for REVASCOR in China. Tasly and Mesoblast will leverage each other’s clinical trial results in China, the U.S. and other territories to support their respective regulatory submissions. In May 2021, Tasly and Mesoblast met with the Center for Drug Evaluation (“CDE”) in China to initiate formal discussions relating to a study of chronic HFrEF patients.

Rexlemestrocel-L for Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD)

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

In 2016, over 7 million people in the U.S. alone were estimated to suffer from CLBP caused by DDD, of which 3.2 million patients have moderate disease. This market is projected to have annual growth rate similar to that of the US population annual growth rate. After failure of conservative measures (medication, injections, physical therapy etc.), there is a need for non-opioid treatments that are effective over a sustained period of time. When disc degeneration has progressed to a point that pain and loss of function can no longer be managed by conservative means, major invasive surgery such as spinal fusion is the most commonly offered option.

All non-surgical therapies for progressive, severe and debilitating pain due to degenerating intervertebral discs treat the symptoms of the disease. However, they do not address the underlying cause of the disease. Surgical intervention is not always successful in addressing the patient’s pain and functional deficit. It has been estimated that the incidence of failed back surgery is as high as 50% for standard procedures and may increase for more complex surgeries. Total costs of low back pain are estimated to be between $100.0 billion and $200.0 billion annually with two thirds attributed to patients’ decreased wages and productivity.

As a result, we believe that the most significant unmet need and commercial opportunity in the treatment of CLBP is a therapy that has the ability to impact the chronic pain and disability associated with the condition.

Current Status and Anticipated Milestones

The Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 1:1:1 to receive either 6 million MPCs with hyaluronic acid (MPC+HA), 6 million MPCs without hyaluronic acid (MPC) or saline control. Although the trial's composite outcomes of pain reduction together with functional responses to treatment were not met by either MPC group; the MPC+HA treatment group achieved substantial and durable reductions in CLBP compared to control through 24 months across the entire evaluable study population (n=391) compared with saline controls. Greatest pain reduction was observed in the pre-specified population with CLBP of shorter duration than the study median of 68 months (n=194) and subjects using opioids at baseline (n=168) with the MPC+HA group having substantially greater reduction at all time points (1, 3, 6, 12, 18 and 24 months) compared with saline controls. There was no appreciable difference in the safety of MPC groups compared to saline control over the 24-month period of follow-up in the entire study population. In subjects using opioids at baseline, the MPC+HA demonstrated a reduction in the average opioid dose over 24 months, while saline control subjects had essentially no change.

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

The cell therapy manufacturing and distribution process generally involves five major steps.

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
•

Distribute—our cellular products are cryopreserved at the manufacturer and shipped to storage sites in the U.S. and other jurisdictions via cryoshippers. Those distribution centers then re-package and send the products on to treatment centers in cryoshippers. Treatment centers will either move the products into their own freezers or receive the cryoshipper in “real time” and the product stays in the cryoshipper until thawed for patient use within a well-defined window. We intend to continue utilizing this approach in the future.

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

Intellectual Property

We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes, with approximately 1,089 patents and patent applications across 77 patent families as of July 2021.

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

As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of July 2021, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 81 granted U.S. patents and 37 pending U.S. patent applications; 61 granted Japanese patents and 25 pending Japanese patent applications; 34 granted Chinese patents and 25 pending Chinese patent applications; 51 granted European patents and 27 pending European patent applications; and 52 granted Australian patents and 22 pending Australian patent applications.

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

License and Collaboration Agreements

All of our revenue relates to upfront, royalty and milestone payments recognized under the license and collaboration agreements below. For further information on the categorical revenue breakdown during the last three fiscal years, see “Item 18. Financial Statements – Note 3”.

Grünenthal arrangement

In September 2019, Mesoblast entered into a strategic partnership with Grünenthal GmbH (Grünenthal) to develop and commercialize MPC-06-ID, the Company’s Phase 3 allogeneic cell therapy candidate for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. The agreement was amended by the parties in June 2021. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. Mesoblast may receive up to $112.5 million in upfront and milestone payments prior to product launch, inclusive of $17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could exceed $1.0 billion depending on the final outcome of Phase 3 studies and patient adoption. Mesoblast will also receive tiered double-digit royalties on product sales. There cannot be any assurance as to the total amount of future milestone and royalty payments that Mesoblast will receive nor when they will be received.

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

JCR received full approval in September 2015 for its MSC-based product for the treatment of children and adults with aGVHD, TEMCELL. TEMCELL is the first culture-expanded allogeneic cell therapy product to be approved in Japan. It was launched in Japan in February 2016.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. With respect to the First JCR Field, we have received all sales milestone payments, a total of $3.0 million. Ongoing we are entitled to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share in the fifties.

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

The MSA will expire on the three-year anniversary of the date of the first commercial sale of product supplied under the MSA, unless it is terminated earlier. We have the option of extending the MSA for an additional 10 years, followed by the option to extend for successive three-year periods subject to Lonza’s reasonable consent. We may terminate the MSA with two years prior written notice, and Lonza may terminate with five years prior written notice. The MSA may also terminate for other reasons, including if the manufacture or development of a product is suspended or abandoned due to the results of clinical trials or guidance from a regulatory authority. In the event we request that Lonza construct the manufacturing facility described above, neither we nor Lonza may terminate before the third anniversary of the date the facility receives regulatory approval to manufacture our product candidates, except in certain limited circumstances. Upon expiration or termination of the MSA, we have the right to require Lonza to transfer certain technologies and lease the Singapore facility or the portion of such facility where our product candidates are manufactured, subject to good faith negotiations.

We currently rely, and expect to continue to rely, on Lonza for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of our product candidates if marketing approval is obtained.

In October 2019, we entered into an agreement with Lonza for commercial manufacture of remestemcel-L for pediatric SR-aGVHD. This agreement will facilitate inventory build ahead of the planned US market launch of remestemcel-L and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.

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

Osiris Acquisition—Continuing Obligations

In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to remestemcel-L for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. The maximum amount of future milestone payments we may be required to make to Osiris is $40.0 million. Any ordinary shares or ADSs we issue as consideration for a milestone payment will be subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or 50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a relevant competing product. The first royalty payments were made in 2016.

Tasly Pharmaceutical Group — Cardiovascular Alliance for China

In July 2018, we entered into a Development and Commercialization Agreement with Tasly.

The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize REVASCOR in China for the treatment or prevention of CHF and MPC-25-IC for the treatment or prevention of AMI. Tasly will fund all development, manufacturing and commercialization activities in China for REVASCOR and MPC-25-IC. On closing, we received a $20.0 million upfront technology access fee. Further, we will receive $25.0 million upon product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

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

As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable upfront payment and a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date. We are entitled to further payments of up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

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

Post-approval clinical studies, sometimes referred to as Phase 4 clinical studies, may be conducted after initial marketing approval. In some cases, FDA may require a Phase 4 study to be performed as a condition of product approval. Sponsors also can voluntarily conduct Phase 4 studies to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up or in select populations. FDA regulations extend to all phases of clinical development and apply to sponsors and investigators of clinical studies. FDA oversight includes inspection of the sites and investigators involved in conducting the studies.

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

The EU has two main procedures for obtaining marketing authorizations in the EU Member States:  a centralized procedure or national authorization procedure, under the latter of which one can seek to go through the mutual recognition procedure or the decentralized procedure. All biotechnology products are assessed through the centralized procedure.

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

The current presidential administration and Congress are also expected to continue recent attempts to make changes to the current health care laws and regulations. The impact of those changes on us and potential effect on the pharmaceutical industry as a whole is currently unknown. But, any changes to the health care laws or regulations, especially to Medicare drug reimbursement, are likely to have an impact on our results of operations and may have a material adverse effect on our results of operations. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2021. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

4.C	Organizational Structure

See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.

4.D	Property, Plants and Equipment

We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$1,100,000 per year for this lease, which expires in April 2026. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay approximately $995,000 per year for this lease, which expires in September 2024. We also lease laboratory and office space in Singapore. We pay approximately S$267,000 per year for this lease, which expires in August 2022. We also lease laboratory and office space in Texas and pay approximately $202,000 per year for this lease, which expires in May 2022. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects
5.A	Operating Results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.

Financial Overview

We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. For the year ended June 30, 2021, we had an accumulated deficit of $647.6 million. Our net loss for the year ended June 30, 2021 was $98.8 million.

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

We expect our research and development and management and administration expenses to remain relatively consistent over the next 12 months. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.

Commercialization and Milestone Revenue. Commercialization and milestone revenue relates to upfront, royalty and milestone payments recognized under development and commercialization agreements; milestone payments, the receipt of which is dependent on certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

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

In the year ended June 30, 2021, we recognized $7.2 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co. Ltd. (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $6.6 million for the year ended June 30, 2020. Also in the year ended June 30, 2021, we recognized $0.2 million in commercialization revenue from royalty income earned on sales of Alofisel® in Europe, compared with a minimal amount in the year ended June 30, 2020. These amounts were recorded in revenue as there are no further performance obligations required in regard to these items.

In the year ended June 30, 2020, we recognized $15.0 million in milestone revenue for the upfront fee received in October 2019 in relation to our strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of our Phase 3 allogeneic MPC product, MPC-06-ID for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. This amount was recorded in revenue as the performance obligation in regards to this milestone had been satisfied as the right of use license of IP had been transferred to Grünenthal upon signing of the contract. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2021.

In the year ended June 30, 2020, we recognized the remaining $10.0 million in milestone revenue from the $20.0 million upfront payment received in October 2018 in relation to our strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of our allogeneic MPC products, MPC-150-IM and MPC-25-IC. Tasly has received exclusive rights to, and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC. This amount was recorded in revenue as the control for this portion of revenue was transferred to Tasly during this period. There was no milestone revenue recognized in relation to this strategic alliance with Tasly in the year ended June 30, 2021.

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

•	intellectual property support costs comprising payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents; and
•	amortization of currently marketed products on a straight-line basis over the life of the asset.

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

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, developmental timelines, product pricing, and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized net remeasurement gains of $18.7 million and $1.3 million for the years ended June 30, 2021 and 2020, respectively.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise foreign exchange gains and losses.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized foreign exchange gains of $1.5 million and $0.2 million in the years ended June 30, 2021 and 2020, respectively.

Finance Costs. Finance costs consists of remeasurement of borrowing arrangements, interest expense in relation to finance lease charges, accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.

Remeasurement of borrowing arrangements pertains to our loan and security agreements with Hercules Capital, Inc. (“Hercules”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”). Remeasurement of borrowing arrangements is recognized when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the years ended June 30, 2021 and 2020, we recognized remeasurement gains of $0.4 million and $1.3 million in relation to our existing credit facility with Hercules, respectively. In the years ended June 30, 2021 and 2020, we recognized a remeasurement gain of $4.8 million and a remeasurement loss of $0.7 million in relation to our existing credit facility with NovaQuest, respectively.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $0.8 million in the year ended June 30, 2021 and $9.4 million in the year ended June 30, 2020.

Results of Operations

Comparison of Our Results for the Year ended June 30, 2021 with the Year ended June 30, 2020

The following table summarizes our results of operations for the years ended June 30, 2021 and 2020, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2021	2020	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$7,434	$6,614	820	12%
Milestone revenue	—	25,000	(25,000)	(100%)
Interest revenue	22	542	(520)	(96%)
Total revenue	7,456	32,156	(24,700)	(77%)

Research & development	(53,012)	(56,188)	3,176	(6%)
Manufacturing commercialization	(32,719)	(25,309)	(7,410)	29%
Management and administration	(30,867)	(25,609)	(5,258)	21%
Fair value remeasurement of contingent consideration	18,687	1,380	17,307	NM
Other operating income and expenses	1,539	324	1,215	NM
Finance costs	(10,714)	(14,109)	3,395	(24%)
Loss before income tax	(99,630)	(87,355)	(12,275)	14%
Income tax benefit	819	9,415	(8,596)	(91%)
Loss attributable to the owners of Mesoblast Limited	$(98,811)	$(77,940)	(20,871)	27%

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(16.33)	(14.74)	(1.59)	11%
Diluted - losses per share	(16.33)	(14.74)	(1.59)	11%

* NM = not meaningful.

Revenue

Revenues were $7.5 million for the year ended June 30, 2021, compared with $32.2 million for the year ended June 30, 2020, a decrease of $24.7 million. The following table shows the movement within revenue for the year ended June 30, 2021 and 2020, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Revenue:
Commercialization revenue	7,434	6,614	820	12%
Milestone revenue	—	25,000	(25,000)	(100%)
Interest revenue	22	542	(520)	(96%)
Revenue	$7,456	$32,156	(24,700)	(77%)

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe increased by $0.8 million. Royalty income on sales of TEMCELL in Japan by our licensee JCR increased $0.6 million from $6.6 million in the year ended June 30, 2020 to $7.2 million in the year ended June 30, 2021. Royalty income on sales of Alofisel® in Europe by our licensee Takeda increased $0.2 million from a minimal amount in the year ended June 30, 2020 to $0.2 million in the year ended June 30, 2021.

We recognized $15.0 million in milestone revenue during the year ended June 30, 2020 for the upfront fee received upon completion of the strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of our Phase 3 allogeneic MPC product, MPC-06-ID. Additionally, we recognized $10.0 million in milestone revenue during the year ended June 30, 2020 due to the recognition of the remaining $10.0 million from the $20.0 million upfront technology access fee received in October 2018 in relation to our strategic alliance with Tasly for the development, manufacture and commercialization in

China of our allogenic MPC products, MPC-150-IM and MPC-25-IC. No milestone revenue was recognized in the year ended June 30, 2021.

The $0.5 million decrease in interest revenue for the year ended June 30, 2021, compared with the year ended June 30, 2020 was primarily driven by lower interest rates on US$ cash deposits in the year ended June 30, 2021, when compared with the year ended June 30, 2020.

Research and development

Research and development expenses were $53.0 million for the year ended June 30, 2021, compared with $56.2 million for the year ended June 30, 2020, a decrease of $3.2 million. The $3.2 million decrease in research and development expenses primarily reflects a decrease in third party costs partially offset by an increase in product support costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Research and development:
Third party costs	19,269	26,912	(7,643)	(28%)
Product support costs	29,649	24,995	4,654	19%
Intellectual property support costs	2,635	2,826	(191)	(7%)
Amortization of current marketed products	1,459	1,455	4	0%
Research and development	$53,012	$56,188	(3,176)	(6%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $7.6 million in the year ended June 30, 2021 compared with the year ended June 30, 2020.

This $7.6 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L (for pediatric SR-aGVHD) as activities and costs have reduced as enrollment was completed in January 2019, March 2018 and December 2017, respectively. We continued to incur costs for MPC-150-IM (CHF) and MPC-06-ID (CLBP) during the year ended June 30, 2021 as patients were monitored during follow up visits, other testing was completed and data was analyzed. In the year ended June 30, 2021, there was an increase in third party costs associated with clinical enrollment and patient monitor for our Phase 3 clinical trial for the treatment of ARDS in COVID-19 patients. This trial commenced in April 2020 and enrollment was completed in December 2020. In the year ended June 30, 2021, we also incurred costs of $1.7 million associated with our pre-commercial activities as we prepared for the potential launch of remestemcel-L in the United States.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have increased by $4.6 million, for the year ended June 30, 2021 compared with the year ended June 30, 2020. Within this $4.6 million increase, $5.1 million relates to an increase in product support costs for research and development functions and $0.5 million relates to a decrease in product support costs for pre-commercial functions.

The $5.1 million increase in product support costs for personnel in research and development functions is primarily due to an increase of $1.5 million across salaries and associated costs as full time equivalents increased by 4.3 (8%) from 51.2 for the year ended June 30, 2020 to 55.5 for the year ended June 30, 2021. There was also an increase of $0.4 million in consulting expenses and $4.2 million in share-based payment expenses for the year ended June 30, 2021 compared with the year ended June 30, 2020. These increases were offset by a decrease of $0.6 million in travel expenses and $0.4 million in recruitment expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020.

The $0.5 million decrease in product support costs for personnel in pre-commercial functions is primarily due to a decrease of $0.4 million in share-based payment expenses and $0.4 million across recruitment and travel expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020. These decreases were offset by an increase of $0.1 million in consulting expenses for the year ended June 30, 2021 compared with the year ended June 30, 2020. The full time equivalents remained relatively consistent from 7.6 for the year ended June 30, 2020 to 7.5 for the year ended June 30, 2021; however overall costs of salaries and associated expenses increased by $0.2 million due to one-off restructuring costs during the year ended June 30, 2021 compared with the year ended June 30, 2020.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have decreased by $0.2 million in the year ended June 30, 2021 compared with the year ended June 30, 2020 due to decreased activities across our MSC-based patent portfolio.

Manufacturing commercialization

Manufacturing commercialization expenses were $32.7 million for the year ended June 30, 2021, compared with $25.3 million for the year ended June 30, 2020, an increase of $7.4 million as we invested in manufacturing of remestemcel-L as part of our readiness strategy for potential FDA approval and incurred costs on potency assay work that will support both the aGVHD Biologics License Application (“BLA”) resubmission and the Investigational New Drug (“IND”) for the Phase 3 trial COVID ARDS and completed process development to increase yields necessary for long-term commercial supply.

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Manufacturing commercialization:
Platform technology	30,842	23,342	7,500	32%
Manufacturing support costs	1,877	1,967	(90)	(5%)
Manufacturing commercialization	$32,719	$25,309	7,410	29%

Platform technology costs, which consist of fees paid to our contract manufacturing organizations and for laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, increased by $7.5 million for the year ended June 30, 2021 compared with year ended June 30, 2020. The increase was primarily due to increased spend for manufacturing of remestemcel-L as part of our readiness strategy for potential FDA approval, potency assay work that will support both the aGVHD BLA resubmission and the IND for the Phase 3 trial COVID ARDS and increased costs for process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of its product candidates, and next generation manufacturing processes to reduce labor, drive down cost of goods and improve manufacturing efficiencies.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions remained relatively consistent for the year ended June 30, 2021 compared with the year ended June 30, 2020.

Management and administration

Management and administration expenses were $30.9 million for the year ended June 30, 2021, compared with $25.6 million for the year ended June 30, 2020, an increase of $5.3 million. This increase was primarily due to an increase in share-based payments and legal and professional fees.

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Management and administration:
Labor and associated expenses	13,935	13,409	526	4%
Corporate overheads	10,690	8,891	1,799	20%
Legal and professional fees	6,242	3,309	2,933	89%
Management and administration	$30,867	$25,609	5,258	21%

Labor and associated expenses increased by $0.5 million from $13.4 million for the year ended June 30, 2020 to $13.9 million for the year ended June 30, 2021. This $0.5 million increase in the year ended June 30, 2021 is primarily due to an increase of $0.7 million in share-based payment expenses and $0.2 million in director fees. These increases were offset by a decrease of $0.5 million in consulting expenses and $0.3 million in recruitment. There was also a decrease in overall costs of salaries and associated expenses by $0.5 million in the year ended June 30, 2021, compared with the year ended June 30, 2020 due to full time equivalents decreasing by 0.5 (2%) from 26.9 for the year ended June 30, 2020 to 26.4 for the year ended June 30, 2021. Labor and associated expenses also experienced unfavorable exchange rate fluctuations of $0.9 million in the year ended June 30, 2021 compared with the year ended June 30, 2020, as the A$ strengthened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses increased by $1.8 million from $8.9 million for the year ended June 30, 2020 to $10.7 million for the year ended June 30, 2021 primarily due to an increase in insurance premiums and depreciation expenses.

Legal and professional fees increased by $2.9 million from $3.3 million for the year ended June 30, 2020 to $6.2 million for the year ended June 30, 2021 primarily due to increased legal and other advisory fees associated with one-off regulatory, partnering and financing activities incurred during the year ended June 30, 2021.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $18.7 million gain for the year ended June 30, 2021 compared with a $1.3 million gain for the year ended June 30, 2020. The $18.7 million gain for the year ended June 30, 2021 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success and development timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020.

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

Other operating income and expenses

In other operating income and expenses, we recognized income of $1.5 million for the year ended June 30, 2021, compared with $0.3 million for the year ended June 30, 2020, an increase in income of $1.2 million. The following table shows movements within other operating income and expenses for the year ended June 30, 2021 and 2020, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Other operating income and expenses:
Foreign exchange (gains)/losses (net)	(1,471)	(246)	(1,225)	NM
Government grant revenue	(68)	(78)	10	(13%)
Other operating (income) and expenses	$(1,539)	$(324)	(1,215)	NM

* NM = not meaningful.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2020, we recognized a foreign exchange gain of $0.2 million. In the year ended June 30, 2021, we recognized a foreign exchange gain of $1.5 million, primarily due to movements in exchange rates on US$ deposits held in Mesoblast Limited, whose functional currency is the A$, as the A$ appreciated against the US$.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	(5,225)	(607)	(4,618)	NM
Interest expense	15,939	14,716	1,223	8%
Finance costs	$10,714	$14,109	(3,395)	(24%)

* NM = not meaningful.

In the year ended June 30, 2021, we recognized an overall $5.2 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facilities with Hercules and NovaQuest, an increase of $4.6 million as compared with a $0.6 million gain for the year ended June 30, 2020.

Within the $5.2 million gain in the year ended June 30, 2021, we recognized a $4.8 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines in relation to our existing credit facility with NovaQuest. In the year ended June 30, 2020, we recognized a $0.7 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows in relation to our existing credit facility with NovaQuest.

Also within the $5.2 million gain in the year ended June 30, 2021, we recognized a gain of $0.4 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facilities with Hercules, a decrease of $0.9 million as compared with a gain of $1.3 million for the year ended June 30, 2020.

Interest expense increased by $1.2 million from $14.7 million for the year ended June 30, 2020 to $15.9 million for the year ended June 30, 2021.

Within the $15.9 million interest expenses in the year ended June 30, 2021, we recognized $8.3 million of interest expense in relation to our loan and security agreement with Hercules, an increase of $0.3 million as compared with $8.0 million for the year ended June 30, 2020. Within this $8.3 million recognized in the year ended June 30, 2021, $4.9 million was recognized with regard to interest expense payable on the loan balance within the year and a further $3.4 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2021 using the effective interest rate method over the period of initial recognition through maturity.

Also within the $15.9 million interest expense in the year ended June 30, 2021, we recognized $7.0 million of interest expense in relation to our loan and security agreement with NovaQuest, an increase of $0.8 million as compared with $6.2 million for the year ended June 30, 2020. Interest expense relating to the NovaQuest loan are accrued on the loan principal balance and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”).

In the years ended June 30, 2021 and 2020, in line with IFRS 16 Leases, we also recognized interest expense of $0.6 million and $0.5 million in relation to lease charges, respectively.

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Loss before income tax	(99,630)	(87,355)	(12,275)	14%
Income tax benefit	819	9,415	(8,596)	(91%)
Loss after income tax	$(98,811)	$(77,940)	(20,871)	27%

Loss before income tax was $99.6 million for the year ended June 30, 2021 compared with $87.3 million for the year ended June 30, 2020, an increase in the loss by $12.3 million. This increase is the net effect of the changes in revenues and expenses that have been discussed above.

A non-cash income tax benefit of $0.8 million was recognized in the year ended June 30, 2021, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

A non-cash income tax benefit of $9.4 million was recognized in the year ended June 30, 2020 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Comparison of Our Results for the Year ended June 30, 2020 with the Year ended June 30, 2019

For results of operations for the years ended June 30, 2020 and 2019, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our annual report on Form 20-F for the year ended June 30, 2020, filed with the SEC on September 3, 2020.

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

Foreign currency exchange risk

We have foreign currency amounts owing relating to clinical, regulatory and overhead activities and foreign currency deposits held primarily in our Australian based entity, whose functional currency is the A$. We also have foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on our financial performance.

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

Upon entering the agreement with Hercules, we completed a cost benefit analysis of entering an interest rate swap arrangement. We did not enter into any interest rate swaps during the year ended June 30, 2021.

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

Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest, where the timing and amount of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of pediatric SR-aGVHD. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs and expenses in the period the revision is made.

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

Contractual Obligations and Commitments

Contractual commitments:

Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2021.

In December 2019, we commenced production under our manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. As a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L on September 30, 2020, in March 2021 we entered an agreement to reduce the remaining minimum financial commitment of our manufacturing service agreement with Lonza through to November 2021, with an option to extend the non-cancellable term to June 2024 at our discretion. In June 2021, we exercised the option to extend the non-cancellable term of this agreement to June 2024.

This agreement contains lease and non-lease components. As of June 2021, the agreement contains a minimum remaining financial commitment of the non-lease component of $24.0 million, disclosed within the total contractual cashflows on an undiscounted basis as purchase commitments. We have accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2021, the minimum financial commitment of the lease component is $5.0 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities.

We have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2021, we had $9.6 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services, which are expected to be paid through 2022. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, we are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

We do not have any other purchase commitments as of June 30, 2021.

Lease commitment – as lessee:

We lease various offices under non-cancellable leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We also lease a manufacturing suite under the non-cancellable manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market expiring within 3 years.

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

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2021 we have assessed that the probability of outflows is remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of June 30, 2021.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2021 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

In September 2020, the U.S. Food and Drug Administration (“FDA”) issued a Complete Response Letter to our Biologics License Application (“BLA”) filing of remestemcel-L for the treatment of children with steroid-refractory acute graft versus host disease (“SR-aGVHD”), a life-threatening complication of an allogeneic bone marrow transplant. Despite the overwhelming Oncologic Drugs Advisory Committee (“ODAC”) of the FDA vote in August 2020, the FDA recommended that we conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of effectiveness of remestemcel-L for SR-aGVHD. We continue to be in discussion with the FDA through a well-established regulatory process that may include a resubmission with a six month review with the aim of achieving approval of remestemcel-L in the treatment of SR-aGVHD in children.

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

Sources of Liquidity

We held total cash and cash equivalents of $136.9 million as of June 30, 2021. Over the next twelve months in order to meet our forecast expenditure, including repayment of the Hercules debt facility, cash inflows will be required. Management and the directors believe we will achieve this given plans to complete either one or more strategic partnerships or restructure existing loan agreements, and have prepared the financial report on a going concern basis. The dependency on these planned objectives indicates material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and that we may be unable to realize our assets and discharge our liabilities in the normal course of business. For our audited financial statements, see “Item 18 Financial Statements” included in our Form 20-F.

Our primary sources of liquidity have historically been equity raisings, upfront and milestone payments from strategic license agreements and borrowings under our loan agreements. We also expect net sales to become a source of liquidity. While in the long-term we expect to be able to complete transactions, draw upon these facilities and achieve approval of our product candidates to provide liquidity as needed, there can be no assurance as to whether we will be successful or, if successful, what the terms or proceeds may be.

Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2021	2020	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(106,681)	(56,365)	(50,316)	89%
Net cash (outflows) in investing activities	(1,647)	(3,273)	1,626	(50%)
Net cash inflows by financing activities	114,466	137,044	(22,578)	(16%)
Net increase in cash and cash equivalents	6,138	77,406	(71,268)	(92%)

Comparison of cash flows for the Year ended June 30, 2021 with the Year ended June 30, 2020

Net cash outflows in operating activities

Net cash outflows for operating activities were $106.7 million for the year ended June 30, 2021, compared with $56.4 million for the year ended June 30, 2020, an increase of $50.3 million. The increase of $50.3 million is due to an increase in cash outflows of $29.2 million and a decrease in cash inflows of $21.1 million in the year ended June 30, 2021 compared with the year ended June 30, 2020.

The $21.1 million decrease of inflows comprised: inflows from upfront fee and milestone payment received in relation to the strategic partnership with Grünenthal decreased by $17.5 million in the year ended June 30, 2021 compared with the year ended June 30, 2020; receipts for the research and development tax incentive decreased by $1.5 million in the year ended June 30, 2021 compared with the year ended June 30, 2020; inflows from royalty income earned on sales of TEMCELL in Japan decreased by $1.6 million during the year ended June 30, 2021, compared with the year ended June 30, 2020; and inflows from interest receipts reduced by $0.5 million in the year ended June 30, 2021 compared with the year ended June 30, 2020.

Outflows for payments to suppliers and employees and interest and other costs of finance paid increased by $29.2 million from $83.7 million for the year ended June 30, 2020 to $112.9 million for the year ended June 30, 2021 primarily due to an increase in payments in relation to product manufacturing and operating costs and research and development costs.

Net cash inflows in investing activities

Net cash outflows for investing activities decreased by $1.6 million for the year ended June 30, 2021, compared with the year ended June 30, 2020 primarily due to a $0.6 million decrease in payments for fixed assets, such as plant and equipment and intellectual property and a $1.0 million decrease in payments for contingent consideration in the year ended June 30, 2021 compared with the year ended June 30, 2020.

Net cash inflows in financing activities

Net cash inflows for financing activities decreased by $22.6 million for the year ended June 30, 2021, compared with the year ended June 30, 2020. In the year ended June 30, 2020, we received a $50.6 million receipt of gross proceeds from a share placement to existing and new Australian and global institutional investors completed in October 2019, and proceeds of $89.9 million from share placements to existing and new institutional investors in May 2020. In the year ended June 30, 2021, we received $108.6 million of proceeds from a private placement completed in March 2021. We received $9.2 million in receipts from employee share option exercises during the year ended June 30, 2021, compared to $4.4 million for the year ended June 30, 2020. In the year ended June 30, 2021, we received receipts of $1.4 million for shares issued through the exercise of incentive rights in connection with the Kentgrove Capital equity facility agreement. These receipts were offset by a $2.9 million payment for lease liabilities during the year ended June 30, 2021, compared to $1.6 million for the year ended June 30, 2020. Additionally, there were $1.8 million and $6.3 million of payments for associated capital raising costs in the year ended June 30, 2021 and 2020, respectively.

Comparison of cash flows for the Year ended June 30, 2020 with the Year ended June 30, 2019

For discussion on comparison of cash flows for the years ended June 30, 2020 and 2019, refer to Cash Flows within “Item 5.B Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended June 30, 2020, filed with the SEC on September 3, 2020.

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

Borrowings

Hercules

In March 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. The loan matures in March 2022.

In May 2021, we amended the terms of the loan and security agreement to extend the interest-only period to October 1, 2021. In August 2021, we amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Principal repayments can be further deferred to March 2022, subject to achieving certain milestones.

Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2021 in line with the terms of the loan agreement. As at June 30, 2021, we recognized $2.2 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2021 and 2020, we recognized gains of $0.4 million and $1.3 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurements relate to adjustments of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility.

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

All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric SR-aGVHD. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the year ended June 30, 2021, we recognized a gain of $4.8 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines. In the year ended June 30,

2020, we recognized a loss of $0.7 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.

As at June 30, 2021, we recognized a current liability of $0.3 million which represents the present value of $0.4 million loan administration fee which is payable annually in June.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to our floating rate loan with our senior creditor, Hercules.

Compliance with loan covenants

Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. We have an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Hercules where we are obliged to maintain certain levels of cash in the United States, and a minimum unrestricted cash balance equal to the lessor of: four months liquidity (defined as the prior four calendar months net cash outflows in operating activities and investing activities, excluding amounts for extraordinary, non-recurring, not regularly scheduled or onetime proceeds and amounts) plus any balance of accounts payable not paid after the 120th day following the invoice date for such accounts payable; and the outstanding loan balance.

We have complied with the financial and other restrictive covenants of our borrowing facilities during the year ended June 30, 2021 and during the year ended June 30, 2020.

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

5.E	Critical Accounting Estimates

Not applicable.

Item 6.	Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Mesoblast board of directors (“the Board”) presents the 2020/2021 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements.

The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2021.

The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

Introductory Comments from Donal O’Dwyer, Nomination and Remuneration Committee Chairman

The 2021 financial year was an eventful one in terms of Company milestones with significant developments across all of the Company’s programs, as well as on the partnering and financing fronts.

We are very aware that the market value of the company is lower now than it was at this time last year and the factors that have led to this circumstance. The milestones have not all followed the roadmap as envisaged at this time last year. The FDA’s complete response letter was contrary to expectations following a 9:1 positive recommendation from the Oncologic Drugs Advisory Committee and recruitment in the COVID-19 acute respiratory distress syndrome trial was stopped following the third interim analysis by the Data Safety and Monitoring Board.

While these outcomes were not as planned, the Mesoblast executive team responded quickly to adapt strategies so that Mesoblast’s path to commercialization can progress. There was also progress made within the programs for the treatment of chronic lower back pain due to degenerative disc disease and chronic heart failure, for which Phase 3 trials completed during the year with encouraging results.

The combination of mixed outcomes balanced by levels of program execution that were above expectation are reflected in this year’s remuneration outcomes, with an STI outcome of 65% and 60% of maximum for the CEO and CFO respectively, incorporating committee exercise of negative discretion. On the LTI front, no vesting milestones were realized for this year for the KMP. Fixed remuneration for our KMP has remained static year on year.

Last year we reported significant changes made to the remuneration framework by the Nomination and Remuneration Committee, which remain in place. These changes were positively received by investors, who overwhelmingly voted for the remuneration report resolution at the 2020 AGM (96.18%). The changes included:

•

Decreasing the amount of annual cash that the CEO could earn through halving the STI opportunity from 100% of fixed remuneration to a maximum of 50% of fixed remuneration (the STI represented 14% of total maximum remuneration opportunity in FY21).

•	Decreasing the weighting of the CEO’s fixed remuneration and increasing the weight of pay contingent on performance.
•

Making long term incentives a major part of the CEO’s remuneration package. These consist of an option grant subject to milestone performance conditions which must be achieved over 3 years. If achieved earlier, vesting is restricted so that it is only by the third year that all options will have vested.

•	Requiring KMP and executive options to be subject to both milestone achievement and continued service before vesting.
•	Describing the KMP LTI rationale and performance conditions with greater detail.

Not only have these changes resulted in lower cash costs, preserving our cash reserves for investing in research and commercialization, but the change in remuneration mix towards long-term performance tested options better ensures that executive outcomes are aligned to those of shareholders. The executives only receive the value from any milestone-based options that vest if shareholders also realize increases in share price over the same period.

During the last year, in order to ensure our remuneration settings remained competitive, we commissioned an international remuneration consultancy firm to help us rigorously and independently benchmark our executives on a role-by-role basis against an industry peer group of US listed organizations (14 companies selected with consideration to organization size, region, industry and clinical stage) and a peer group of listed ASX companies.  Overall, the report supported the senior executive remuneration levels across Mesoblast, with the settings being competitive on an overall remuneration basis across both the industry peer group and the ASX peer group, although the LTI opportunities were at the lower end of the range for the industry peer group.

With respect to the CEO’s remuneration, the findings were similar to the other senior executives as it relates to fixed remuneration and STI. However, the relativity of the CEO’s LTI opportunity to the industry group benchmark was not aligned to that for the rest of the senior executive team, with the CEO’s LTI and total remuneration opportunity being significantly below market.

While we determined it prudent to remain below market, we increased the CEO’s maximum LTI opportunity at the end of FY20 from 40% to 58% of total remuneration to partially correct the imbalance. To conserve cash, no adjustments were made to fixed remuneration or STI cash opportunity from their reduction in FY20 to permit a rebalance to the higher LTI opportunity. Our decision was also consistent with the stated preference of our investors for long term at risk pay that is aligned to the increase in shareholder wealth. This change was put to shareholders at the FY20 AGM for the CEO’s FY21 LTI grant, which was passed with 94.96% support.

It is important to note when considering this change that:

•	The LTI options will have no value unless share price increases.
•	Milestone-based LTI awards in life science sectors typically have a higher risk profile than those in the broader market, and may not materialize to levels anticipated at grant.

As in FY20, the COVID-19 pandemic did not this year materially lead to a reduction in Mesoblast’s circumstances, nor require Mesoblast to utilize government support. Mesoblast has actively implemented a COVID-19 program focused on employee safety and has instituted various changes to working requirements to minimize threats to our employees arising from the pandemic. While there has been some impact on our work schedule and efficiency the Board has deemed these to be minimal, such that there need be no special consideration of incentive targets set for KMP executives.

In summary, we believe FY21 has shown that the Mesoblast framework is fit for purpose by appropriately remunerating executives in the short term for consistent, timely, safe and efficient achievement of research objectives as well as strategic agility to remain on the path to commercialization, and ensuring zero executive LTI value accrues unless shareholder value has increased.  We trust you will agree and support our remuneration framework and as always welcome your further feedback.

Donal O’Dwyer

Nomination and Remuneration Committee Chairman

6.A	Directors and Senior Management Personnel

Key Management Personnel (KMP)

Key management personnel (KMP), defined as individuals who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, and including all directors, are listed in Table 1.

Table 1 – Mesoblast KMP during FY2021

Name	Position	Country	Portion of year served as KMP
Non-executive directors

Joseph Swedish	Independent Chairman, Board of Directors Member, Audit and Risk Committee	US	Full Year

William Burns	Independent Vice Chair, Board of Directors Member, Nomination and Remuneration Committee	Switzerland	Full Year

Donal O’Dwyer	Independent Non-executive Director Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee	Australia	Full Year

Michael Spooner	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	Australia	Full Year

Eric Rose	Independent Non-executive Director	US	Full Year

Shawn Cline Tomasello	Independent Non-executive Director Member, Nomination and Remuneration Committee	US	Full Year
Philip Facchina	Independent Non-executive Director	US	Since March 29, 2021

Executive director

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year

Other executive KMP

Josh Muntner	Chief Financial Officer	US	Full Year

Details of Directors and Senior Management

Board of Directors

Joseph Swedish, MHA

Appointed as Chairman of the Board of Directors on April 1, 2019.

Experience and expertise

Joseph. R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises. Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc., America’s leading health benefits provider. Prior to joining Anthem, Mr. Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. Currently, he sits on the board of directors of IBM Corporation, CDW Corporation, and Centrexion Therapeutics. Mr. Swedish is a member and previously Chairman of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association and the America’s Health Insurance Plans. Mr. Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University.

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

Other current directorships of listed public companies

Chair of Molecular Partners (since 2018)

Former directorships of listed public companies within the last 3 years

Non-executive Director, Shire (UK) (2010 – 2018)

Philip Facchina

Appointed to the Board as a Non-Executive Director on March 29, 2021.

Experience and expertise

Mr. Facchina brings more than 35 years of experience in corporate strategy, capital markets, finance, and business development across several industries, including healthcare. Since 2018, Mr. Facchina has been Chief Strategy Officer at SurgCenter Development, the largest privately held operator of ambulatory surgery centers in the US, overseeing the company’s strategic relationships, including its relationships with the broad US ASC market, certain hospital systems and other market constituents. Prior to SurgCenter, Mr. Facchina spent two decades in the public and private capital markets, where he managed liquid and illiquid portfolios, and managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr. Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr. Facchina led the technology, media and communications and healthcare investment banking groups of FBR Capital Markets. Mr. Facchina currently serves as an independent director for ViON

Corporation and Millennium Global Treasury Services, and is Advisor to the CEO of Johanna Foods Inc, where he heads the Audit Committee and he also serves as an advisor to New Markets Venture Partners.  Previously, among other directorships and committee posts, Mr. Facchina served on the Board of Web.com, where he led Corporate Governance.  Mr. Facchina is a qualified financial expert for SEC and NASDAQ purposes.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

Web.com (2010-2018)

Donal O’Dwyer, BE, MBA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. O’Dwyer has served on our board of directors since 2004. He has over 25 years of experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O’Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson’s Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Prior to joining Cordis, Mr. O’Dwyer worked with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O’Dwyer is a qualified civil engineer with an MBA. He is on the board of directors of Fisher & Paykel Healthcare Ltd and NIB Holdings Ltd. He also served on the board of Cochlear Ltd for 15 years and retired from their board in October 2020.  With his experience as a senior executive and a director, as well as his extensive experience in the cardiovascular and medical devices industries, Mr. O’Dwyer provides business, science, engineering and management expertise.

Other current directorships of listed public companies

Non-executive Director, Fisher & Paykel Healthcare (since 2013)

Non-executive Director, NIB Holdings Ltd (since 2016)

Former directorships of listed public companies within the last 3 years

Non-executive Director, CardieX Ltd (formerly called Atcor Medical Holdings Ltd) (2004 – 2019)

Non-executive Director, Cochlear Ltd (2005 - 2020)

Eric Rose, MD

Non-Executive Member of the Board of Directors

Experience and expertise

Dr. Rose has served on our board of directors since 2013. From 2007 through 2021, Dr Rose was with SIGA Technologies initially as CEO from 2007 to 2017 and then Chairman. From 2008 through 2012, Dr. Rose served as the Edmond A. Guggenheim Professor and Chairman of the Department of Health Evidence and Policy at the Mount Sinai School of Medicine. From 1994 through 2007, Dr. Rose served as Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital. From 1982 through 1992, he led the Columbia Presbyterian heart transplantation program in the United States. Dr. Rose currently sits on the board of directors of ABIOMED. His experience as a surgeon, researcher and businessman provides medical, pharmaceutical, scientific and industry expertise.

Other current directorships of listed public companies

Non-executive Director, ABIOMED, Inc. (2007 – 2012, 2014 – present)

Former directorships of listed public companies within the last 3 years

Chairman, SIGA Technologies, Inc. (2017 - 2021)

Michael Spooner, BCom, ACA, MAICD

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Spooner has served on the Board of Directors since 2004. During this period he has filled various roles including as Chairman from the date of the ASX public listing in 2004 until 2007. Over the past several years Mr. Spooner has served on the board of directors in various capacities at several Australian and international biotechnology companies, including BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003). He has been the Chairman of Simavita Ltd since May 2016 and Chairman of MicrofluidX since February 2018. Prior to returning to Australia in 2001, Mr. Spooner spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy, and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr Spooner has owned and operated several international companies providing services and has consulted to a number of U.S. and Asian public companies. Mr. Spooner provides executive management, commercial, business strategy and accounting expertise as well as established relationships with investment firms and business communities worldwide.

Other current directorships of listed public companies

Former directorships of listed public companies within the last 3 years

Chairman, Simavita Ltd (2016 - 2021)

Shawn Cline Tomasello, BS, MBA

Appointed to the Board as a Non-Executive Director on July 11, 2018.

Experience and expertise

With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms. Tomasello had been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms. Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held key positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms. Tomasello currently serves on the Board of Directors of Gamida Cell, Ltd. and UroGen Pharma, Ltd, TCR2 Therapeutics, and 4D Molecular Therapeutics. She previously served on the board of Principia Biopharma; acquired by Sanofi, Abeona Therapeutics (resigned), Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA, and Diplomat Specialty which was acquired by United Healthcare. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati. Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.

Other current directorships of listed public companies

Director, Gamida Cell, Ltd. (since 2019)

Director, UroGen Pharma, Ltd. (since 2019)

Director, TCR² Therapeutics Inc. (since 2021)

Director, 4D Molecular Therapeutics (since 2020)

Former directorships of listed public companies within the last 3 years

Director, Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. (2018 – 2019)

Non-Executive Director, Diplomat Pharmacy, Inc. (2015 – 2020)

Director, Abeona Therapeutics, Inc. (2020)

Director, Principia Biopharma, Inc. which was acquired by Sanofi (2019-2020)

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

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Josh Muntner, BFA, MBA

Resigned effective August 31, 2021

Chief Financial Officer

Mr. Muntner has accrued 20 years’ experience in healthcare investment banking and corporate finance, and has been involved in a wide range of healthcare-related transactions with approximately $11.0 billion in value. Most recently, he led corporate development and financial transactions at Nasdaq-listed biotechnology company, ContraFect Corporation. Previously, Mr. Muntner served as Managing Director and Co-Head of Healthcare Investment Banking at Janney Montgomery Scott, and spent nine years at Oppenheimer & Co. and its U.S. predecessor, CIBC World Markets. He also served as an investment banker at Prudential Securities. Mr. Muntner has a BFA from Carnegie Mellon and a MBA from the Anderson School at UCLA.

Andrew Chaponnel, BCom, CAANZ

Chief Financial Officer (interim) – appointed effective August 31, 2021

Mr. Chaponnel has around 25 years of experience in finance roles including 9 years with Mesoblast, initially as the Group Financial Controller (6 years) and for the past 3 years as Head of Finance.  As part of Mesoblast Group finance leadership he has been integral to the implementation and maintenance of our borrowing arrangements, various strategic partnerships, equity placements, the NASDAQ IPO and leads both ASX and NASDAQ financial reporting.  Previously Mr. Chaponnel has held several roles including management roles in chartered accountancy, logistics, retail and a CFO role within construction before moving into Healthcare.  He is a member of the Chartered Accountants of Australia & New Zealand.

Fred Grossman D.O. FAPA

Chief Medical Officer

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

John McMannis, PhD

Head of Manufacturing– Resigned during the reporting year but remains a consultant

Dr. McMannis served as our Head of Manufacturing since 2011. He has 27 years of experience in clinical cellular therapy trials in both academic and commercial environments. Before joining Mesoblast, Dr. McMannis served at the University of Texas MD Anderson Cancer Center as a Professor of Medicine from 1999 to 2011, and as the Director of the Cell Therapy Laboratory from 1999 to 2011, and as the Technical Director of the Cord Blood Bank from 2008 to 2011. Before his tenure at the University of Texas MD Anderson Cancer Center, Dr. McMannis was a Senior Director Technical Affairs at the Immunotherapy Division of Baxter and Therapy Scientist at COBE BCT (now Terumo BCT). Dr. McMannis has served on the scientific advisory boards at BioSafe SA, Biolife Solutions, Inc., and General Electric and on the board of directors for the American Association of Blood Banks, or AABB, and the National Marrow Donor Program, or NMDP, which operates the “Be the Match” donor program.

Justin Horst, BS

Head of Manufacturing

Justin Horst has 18 years of experience in clinical cell therapy manufacturing and industry development. During the past eight years, he has been Mesoblast’s Deputy Head of Manufacturing, with accountability for chemistry, manufacturing and control of the manufacturing processes. Before joining Mesoblast, Mr. Horst was at Lonza Walkersville Inc. for 10 years, holding numerous senior level positions within the manufacturing, project management, and business development groups.  At Lonza, he was instrumental in the establishment of the contract manufacturing business, and managed multiple manufacturing teams supporting numerous custom supply processes.  Mr. Horst obtained his B.S. in Biology from Towson University in Maryland.

Dagmar Rosa-Bjorkeson, MS, MBA

Chief Operating Officer

Dagmar Rosa-Bjorkeson has more than 25 years of global experience in the pharmaceutical industry, including executive leadership in corporate and product strategy, market development and operational execution. She has led multiple successful product launches, including Gilenya® for multiple sclerosis and Elidel® for atopic eczema. During her 17 years at Novartis, Ms. Rosa-Bjorkeson was Vice President and Head of its Multiple Sclerosis Business Unit; Vice President, Business Development and Licensing in the United States; and Country Head and President for Novartis Sweden. More recently, she served as Executive Vice President and President, Biosimilars, at Baxalta, now a wholly owned subsidiary of Takeda Pharmaceutical Company. Ms. Rosa-Bjorkeson was also Executive Vice President and Chief Strategy and Development Officer at Mallinckrodt Pharmaceuticals. She holds an MBA in Marketing, an MS in Chemistry and a BS, Chemistry from the University of Texas.

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

Geraldine Storton, BSc, MMS, MBA

Head of Regulatory Affairs and Quality Management

Ms. Storton is a seasoned pharmaceutical executive with more than 30 years’ experience across the full value chain of Pharmaceutical and Medical Device Research and Development, production and commercialization worldwide. She has an extensive background in regulatory affairs and quality, most recently as a consultant to cell therapy companies. Prior to this, Ms. Storton held executive roles at Hospira, and its predecessor companies in both regulatory affairs and quality, with a focus on major program management. As Vice President, Program Management, Quality, at Hospira headquarters in Chicago, she led a company-wide quality remediation program to improve compliance in manufacturing across 15 facilities worldwide. As Regional Director, Commercial Quality ANZ, Asia and Japan, Ms. Storton was responsible for quality oversight and management of all products sold in Asia Pacific countries. Her responsibilities included regulatory compliance, batch release, field actions, complaints management, change control, due diligence and new product launch. As director of global regulatory operations, Ms. Storton managed development and registration of new products and on-market management of the existing product portfolio for all Hospira’s products developed or manufactured within Asia Pacific for global distribution. She joined Mesoblast in December 2015.

There are no family relationships among any of our directors and senior management. The business address of each of our directors and senior management is Mesoblast Limited, Level 38, 55 Collins Street, Melbourne, VIC 3000, Australia.

KMP Interests

The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Table 2 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	68,958,928	3,085,334
Josh Muntner	—	1,000,000
William Burns	63,000	220,000
Donal O'Dwyer	1,234,392	100,000
Eric Rose	—	220,000
Michael Spooner	1,069,000	100,000
Joseph Swedish	—	500,000
Shawn Cline Tomasello	—	200,000
Philip Facchina(1)	273,224	—
(1)

The board approved a grant of 200,000 options for Philip Facchina on April 15, 2021, this grant is subject to shareholder approval at the upcoming AGM. Mr Facchina also has a relevant interest in 68,306 warrants over ordinary shares.

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2021 and the number of meetings attended by each director were:

Table 3 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
Joseph Swedish	25	24	4	3	—	—
William Burns	25	21	—	—	6	6
Silviu Itescu	25	25	—	—	—	—
Donal O'Dwyer	25	24	4	4	6	6
Eric Rose	25	23	—	—	—	—
Shawn Tomasello	25	24	—	—	6	5
Michael Spooner	25	23	4	4	6	6
Philip Facchina	6	6	—	—	—	—

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended by board/committee members

— = Not a member of the relevant committee

* = This includes both meetings scheduled in the board calendar as well as teleconference meetings organized on an ad-hoc basis. Each director attended every scheduled meeting in the board calendar.

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

The Nomination and Remuneration Committee is wholly comprised of independent members: Donal O’Dwyer (Chair), William Burns, Michael Spooner and Shawn Tomasello. The board is satisfied that Donal O’Dwyer and Michael Spooner are independent despite their long-standing tenure on the board and Mr. Spooner’s brief role as an executive Chairman following the company’s incorporation.

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

The Committee receives proposals from the executive team, which it critically reviews. When appropriate the Nomination and Remuneration Committee will seek advice or recommendations from independent expert consultants, such as the benchmarking study received during the year and referenced in the introductory comments to this report. Advice provided by consultants during the year did not constitute a ‘remuneration recommendation’ as a defined in section 9B of the Corporations Act and was received free from any undue influence by Key Management Personnel to whom the advice related.

Executive Remuneration Strategy

The Company’s remuneration strategy is designed to ensure Mesoblast can:

•	Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis
•	Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.

Our team is small. Mesoblast has only 83 employees, 58% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue in a consistent manner to work towards what are difficult, complex and long-term goals.

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

The current average tenure of our executive team of 7 years suggests that the framework works well to attract and retain appropriate executive leadership.

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

The Nomination and Remuneration Committee assesses vesting for the LTI milestones.

Eligibility	All employees	All employees hired on or before March 31, 2021 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.
Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.	Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash. Current CEO maximum STI: 50% of Fixed Remuneration. Current CFO maximum STI: 50% of Fixed Remuneration.

Set using a percentage of fixed pay as a guideline.

Current CEO maximum LTI: approximately 200% of fixed remuneration.

As disclosed in the FY20 AGM, the CEO grant was increased to bridge some of the gap with industry LTI practice while also decreasing the weighting of the CEO fixed remuneration and STI. The grant received 94.96% approval.

Current CFO maximum LTI: 100% of fixed remuneration

The actual grant value for the CEO and CFO LTI may vary year on year from this proportion based on various factors being taken account including:

-  shareholder dilution

-  internal relativities

-  share price volatility

While the value may fluctuate on a year-to-year basis, the guideline should stand on a long term basis.

Delivered as	Cash	Cash	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the 5-day VWAP to grant date.
Performance and service period	N/A	1 year

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

Responses to frequent questions on the Mesoblast framework

The following table presents responses to common queries on the Mesoblast remuneration framework.

Table 5 – Executive Remuneration Framework

Why do you use milestone performance measures for the STI and LTI?

Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our company. What creates lasting shareholder value are successful outcomes from research and development, entry into new collaborations and achievement of other planned and well considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for a sober, fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice.

Why does some of the long term incentive award vest earlier than a three year period?

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

What is Mesoblast’s position on diversity?

The Group values diversity and recognizes the benefits it can bring to the organization’s ability to achieve its goals. Diversity can lead to a competitive advantage through broadening the talent pool for recruitment of high quality employees, by encouraging innovation and improving a corporation’s professionalism and reputation. Accordingly, the Group is committed to promoting diversity within the organization and has adopted a formal policy outlining the Group’s diversity objectives.

With respect to gender diversity, as at 30 June 2021, 54% of the Company’s employee base were female and 30% of the Company’s senior executives were female.  The Board is conscious of the gender imbalance at board level (with only one of the seven non-executive directors being female) and has an objective to increase this number as vacancies arise and circumstances permit.

Why is there no STI deferral?

STI is not a heavily weighted part of the remuneration framework across the Company.

There is sufficient remuneration deferred already, in the form of unvested options, that would be at risk in the event of poor conduct, mismanagement or reputational damage.

Why is there no consideration of ENS (Environment and Sustainability) issues in the STI or LTI vesting considerations?

Mesoblast’s mission to bring to market innovative medicines comprised of naturally-occurring cellular materials to treat serious and life-threatening illnesses is fundamentally consistent with ENS principles, although there are relevant supply chain and carbon footprint considerations. At this stage, Mesoblast’s physical footprint is limited to office and laboratory space for its employee base of less than 100, so while management is actively engaged in reducing the Company’s carbon footprint, its ability to materially improve its ENS impact is currently limited. We will continue to consider having ENS-related remuneration milestones in the future, in particular if and when Mesoblast has its own manufacturing facilities and approved products.

Mesoblast performance during FY2021

Table 6 provides share price performance data and selected financial results.

Table 6 – Company share price performance and selected financial results over the last five years

	Currency	2021	2020	2019	2018	2017
Share price (ASX:MSB)
– closing at June 30	A$	1.98	3.25	1.48	1.48	2.08
– high for the year	A$	5.50	4.45	2.34	2.36	3.44
– low for the year	A$	1.72	1.02	1.04	1.19	1.03
Market capitalization at June 30 (millions)	A$	1,285	1,898	738	714	891
– increase/(decrease) – (millions)	A$	(613)	1,160	24	(177)	479
– increase/(decrease) – as %		(32%)	157%	3%	(20%)	116%
Revenue (millions)	US$	7.5	32.2	16.7	17.3	2.4
- increase/(decrease) - as %		(77%)	92%	(4%)	619%	(94%)
Loss before income tax (millions)	US$	99.6	87.4	98.8	66.0	90.2
Net Assets (millions)	US$	581.4	549.3	481.1	546.0	516.8

FY2021 has been an extremely busy year for Mesoblast. The team has reached important corporate and clinical outcomes across Mesoblast’s major programs including:

-

Successful completion of US$110 million private placement, with cash balance at June 30, 2021, of US$136.9 million. Private placement was led by US investor group SurgCenter Development (SurgCenter), one of the largest private operators of ambulatory surgical centers (ASC) in the US specializing in spine, orthopaedic and total joint procedures.

-	Appointment of Philip J. Facchina, Chief Strategy Officer of SurgCenter, to the Mesoblast Board of Directors
-

Responding to the receipt of the United States Food & Drug Administration (FDA) Complete Response Letter last October via discussions with the United States Food & Drug Administration (FDA). These have occurred through a well-established regulatory process that may include a resubmission with a six-month review with the aim of achieving approval of remestemcel-L in the treatment of steroid-refractory acute graft versus host disease (SR-aGVHD) in children.

-

Collating, analysing, finalising and releasing results from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate/severe acute respiratory distress syndrome (ARDS). These showed that patients who received remestemcel-L had a reduced mortality through 60 and 90 days in the pre-specified population under 65 years old.

-

Collating, analysing, finalising and releasing results from the trial of rexlemestrocel-L (MPC-06-ID) in 404 patients with chronic low back pain (CLBP) due to degenerative disc disease (DDD). These showed that a single injection of rexlemestrocel-L + hyaluronic acid (HA) carrier may provide at least two years of pain reduction, with opioid sparing activity in patients using opioids at baseline.

-

Collating, analysing, finalising and releasing results from the Phase 3 trial of rexlemestrocel-L (REVASCOR®) in 537 patients with chronic heart failure (CHF) with reduced left ventricular ejection fraction (HFrEF), which showed that a single dose of rexlemestrocel-L resulted in substantial reductions in heart attacks and strokes across the entire evaluable study population of NYHA class II and III patients and a significant and durable reduction in cardiac death in patients with New York Heart Association (NYHA) class II disease.

-

Commencement of an investigator-led randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury in up to 48 patients with medically refractory Crohn’s disease or ulcerative colitis.

-

Mesoblast has entered into a license and collaboration agreement with Novartis for the development, manufacture, and commercialization of remestemcel-L, with an initial focus on the treatment of acute respiratory distress syndrome (ARDS), including that associated with COVID-19. The agreement remains subject to certain closing conditions, including time to analyze the results from the COVID-19 ARDS trial.

Remuneration outcomes for the year ended June 30, 2021

Fixed remuneration

The CEO and CFO’s fixed remuneration did not change from FY2020 to FY2021. The CEO’s fixed remuneration has not changed since 2015.

STI

As announced last year, the quantum of the CEO’s STI opportunity reduced by 50% from FY2019 to FY2020 due to the introduction of an LTI into the CEO’s remuneration mix in response to investor feedback. This has reduced the cash cost of the CEO’s total remuneration by 40%.

The CEO’s STI objectives and outcomes for FY21 incorporating committee discretion are described in Table 7, resulting in an STI outcome of 65% of maximum for the CEO. The CFO’s STI outcome was 60% of maximum.

Table 7 - Performance against FY2021 STI KPIs
KPI Category	KPI	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on Major Clinical Programs

Significant progress has been made on our major clinical programs during this year with major Phase 3 readouts and FDA interactions. The Board acknowledges that not all the clinical and regulatory outcomes across the programs were as planned, but management’s prompt response to these outcomes and adaptation and execution of strategies to enable the continued  progress each program was considered commendable. The Board assessed that this objective was partially achieved.

Total for Major Clinical Programs Remestemcel-L -Acute GVHD Remestemcel-L -COVID 19 ARDS Chronic Heart Failure (CHF) and Chronic Lower Back Pain (CLBP)	• Post CRL outcome, execute FDA strategy for accelerated approval in pediatric acute GVHD through Type A meeting and dispute resolution process. • Completion of Phase 3 trial enrolment and readout. • Progress in regulatory pathway through meeting with FDA. • Manufacturing process developments. • Progress in regulatory pathway through meeting with FDA. • Manufacturing process developments.	70% (15%) (30%) (25%)	70%	49%
Execute on Financing and Partnering Strategy

There have been substantial achievements during the year in this category. A partnership was signed with a large pharmaceutical company, but at the time of this report it has yet to close. Accordingly, the Board has decided that this outcome was only partially met for this year’s STI outcome. Additionally, a well-executed private placement ensured the Group was well funded and able to continue its important development and commercialization work. This placement was completed at a minimal discount to the market price. The Board assessed this objective was completely achieved.

Partnering	• Execution of a major partnering transaction achieved through the strategic partnership with a large pharmaceutical company.	20%	30%	6%
Finance	• Successfully raised US$110 million of capital to fund ongoing operations in March 2021 with minimal discount to prevailing share price at the time. • Successfully deferred principal repayment terms on our existing structure debt arrangements as a result of achieving key commercial milestones.	10%	100%	10%

This results in an overall STI outcome of 65% of maximum, such that the CEO has forfeited 35% of his total incentive opportunity.

LTI

Two conditions must be met for milestone options to vest.

•	The milestone for that option must be met
•	Achievement must be within the performance period

No LTI option tranches became eligible to vest during FY21 for the CEO. The vesting of the CEO’s LTI is based on meeting clinical and commercialization milestones, as well as completion of licensing or collaboration agreements to build shareholder value. The FDA’s approval of remestemcel-L was targeted for September FY21. Since this did not occur, this tranche did not become eligible to vest and will not unless approval is achieved within the three-year period.

Details on the LTI options that could have vested based on FY21 performance and have vested based on prior year performance are summarized in Table 8, along with the financial year in which those options will vest after milestones have been met.

Where an LTI milestone remains commercial in confidence it has been described in general terms. Many milestones also have an associated delivery window and/or budget which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.

Table 8 – LTI Outcomes of July 2019 and 2020 grants

	Number of options granted/Date granted	Milestone	Portion of grant attributed to milestone	Status	FY in which the tranche will vest based on time- based vesting conditions (1)
CEO	1,200,000 Nov 2020(1)

•  Clinical/Commercialisation milestones related

    to clinical and commercialization progress

   across the Company’s lead programs.

•  Completion of a significant

   licensing/collaboration agreement to build

   shareholder value and other confidential

   financing objectives.

•  Manufacturing milestones related to process

   development.

			40% 40% 20%	Pending Pending Pending	Pending Pending Pending
	1,346,667(2) Nov 2019	• Granting of a PDUFA date for remestemcel-L(4). • US FDA approval of remestemcel-L(3).	50% 50%	Achieved during FY20 Pending	FY21- 66.7% FY22- 33.3% Pending

CFO	350,000 July 2020

•  Support and implementation of licensing deal

   with a large pharmaceutical company.

•  Completion of corporate financing transaction

    of material value.

•  Prepare and execute fund raising transactions

    including equity, debt and other financing

    transactions.

			33.3% 33.3% 33.3%	Pending Pending Pending	Pending Pending Pending

500,000 July 2019

•  Completion of capital raisings

    (September 2019, May 2020).

•  Support and implementation of Grünenthal

   licensing deal (September 2019).

•  Execute key value accretive business

   development transactions.

	40% 40% 20%	Achieved during FY20 Achieved during FY20 Pending	FY21 – 41.7% FY22 – 41.7% FY23 – 16.6% FY21 – 41.7% FY22 – 41.7% FY23 – 16.6% Pending
(1)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(2)

This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM. 538,667 of the options granted were not milestone based and have not been included in the above table. The 538,667 options were granted as a substitute for a reduction made to the FY2019 short-term cash bonus to conserve cash.

(3)	For the treatment of pediatric SR acute GVHD.

Table 9 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.

Table 9 – Statutory remuneration paid to executive KMP

			Short-term benefits
			Base salary	Short-term cash bonus(1)	Annual Leave/ Holiday Pay	Non- monetary benefits	Health and Other Benefits (2)	Post- employment benefits Super- annuation	Long-term benefits Long service leave	Share- based payments Options(3)	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%
Silviu Itescu - Executive Director
	2021	A$	1,010,000	328,250	77,687	—	—	21,694	16,880	1,207,365	—	2,661,876	58%
	2020	A$	1,010,000	555,500	69,931	—	—	21,003	16,926	978,232	—	2,651,592	58%
Josh Muntner - Executive KMP
	2021	A$(4)	509,877	213,255	7,842	—	47,192	—	—	404,296	—	1,182,462	52%
	2020	A$(4)	568,876	306,652	18,245	—	41,066	—	—	339,301	—	1,274,140	51%
	2021	US$	382,000	159,771	5,875	—	35,356	—	—	302,898	—	885,900	52%
	2020	US$	382,000	205,917	12,252	—	27,576	—	—	227,840	—	855,585	51%

(1)

In FY2021, the CFO bonus amount includes a deferred sign-on payment of US$45,171 in addition to an amount of US$114,600 awarded for achieving 60% of his STI target. In FY2020, the CFO bonus amount includes a deferred sign-on payment of US$24,467 in addition to an amount of US$181,450 awarded for achieving 95% of his STI target.

(2)	Includes health, dental, vision, life, long and short-term disability insurances.
(3)	The CEO’s share based payment includes amounts related to options approved at the November 2019 AGM. The amounts included are A$280,418 and A$197,446 for FY2020 and FY2021, respectively.
(4)

The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.7492 has been used for the year ended June 30, 2021 and 1:0.6715 for the year ended June 30, 2020.

Non-Executive Director (“NED”) Remuneration

As at June 30, 2021 the Board comprised of seven NEDs; two based in Australia, four in the United States and one in Switzerland. These directors are global experts in the biopharmaceutical industry and capital markets, each with relevant experience in biotechnology and/or healthcare industries.

The NED fees (in Table 10) reflect responsibilities and work involved with directing a company of Mesoblast’s technological and geographical complexity, our financial position, regulatory and compliance context, and market practice in each director’s domicile. The fee levels and structures reflect what is necessary to recruit and retain directors with global experience in this industry. There have been no changes to NED fees from last year.

Table 10 – NED fees

(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2021
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

Mesoblast grants options to directors, usually at the start of their tenure. Options in lieu of cash are typical in the biotechnology industry. These options vest one third each after one, two and three years. The options are only able to be forfeited by the director if they engage in conduct that is adverse to the company or breach the terms of their engagement.

The grants enable Mesoblast to secure directors with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of the grants made during FY20 at the AGM in November 2019.  There were no grants made during FY21, however the Board did approve an initial grant of 200,000 options to Philip Facchina. These options were approved by the Board on April 15th, 2021 are subject to shareholder approval at the 2021 AGM and are consistent with the grants made to other recently appointed directors.

Further detail on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs

Details of the remuneration of our NEDs for the years ended June 30, 2021 and June 30, 2020 are in Table 11.

Table 11 – Director Fees

Name	Year	Currency	Base Salary	Super-annuation	Share- based payments Options	Total Statutory Remuneration
Joseph Swedish	2021	A$	334,876	—	75,224	410,100
Joseph Swedish	2020	A$	370,706	—	175,571	546,277
William Burns	2021	A$	185,000	—	50,327	235,327
William Burns	2020	A$	185,000	—	62,495	247,495
Donal O’Dwyer	2021	A$	158,250	15,034	9,921	183,205
Donal O’Dwyer	2020	A$	158,250	15,034	23,241	196,525
Eric Rose	2021	A$	128,250	—	50,327	178,577
Eric Rose	2020	A$	128,250	—	62,495	190,745
Michael Spooner	2021	A$	158,250	15,034	9,921	183,205
Michael Spooner	2020	A$	158,250	15,034	23,241	196,525
Shawn Tomasello	2021	A$	136,583	—	17,595	154,178
Shawn Tomasello	2020	A$	128,250	—	43,489	171,739
Philip Facchina(1)	2021	A$	32,063	—	22,087	54,150
Total non-executive directors	2021	A$	1,133,272	30,068	235,402	1,398,742
Total non-executive directors	2020	A$	1,128,706	30,068	390,532	1,549,306
Total non-executive directors (2)	2021	US$	849,047	22,527	176,363	1,047,938
Total non-executive directors (2)	2020	US$	757,926	20,191	262,242	1,040,359

(1)	Philip Facchina base salary is for a part year as he was appointed March 29, 2021.
(2)

The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.7492 has been used for the year ended June 30, 2021 and 1:0.6715 for the year ended June 30, 2020.

Terms and conditions of option grants and equity holdings

Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2021 and June 30, 2020 are provided in the tables below.

Table 12 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2021
Silviu Itescu	1,200,000	46%	1,104,000	—	—
Joseph Swedish	—	18%	—	—	—
William Burns	—	21%	—	—	—
Donal O’Dwyer	—	5%	—	—	—
Eric Rose	—	28%	—	—	—
Michael Spooner	—	5%	—	—	—
Shawn Tomasello	—	11%	—	—	—
Philip Facchina(5)	—	41%	—	—	—
Josh Muntner	350,000	35%	322,000	533,664	—
For the year ended June 30, 2020
Silviu Itescu	1,885,334	37%	1,950,001	—	—
Joseph Swedish	—	32%	—	—	—
William Burns	100,000	25%	93,500	—	—
Donal O’Dwyer	—	12%	—	—	—
Eric Rose	100,000	33%	93,500	—	—
Michael Spooner	—	12%	—	—	—
Shawn Tomasello	—	25%	—	—	—
Josh Muntner	500,000	27%	544,650	—	—

(1)

The percentage of the value of remuneration consisting of options, based on the value of options expensed during the year presented in accordance with IFRS 2 Share-based Payment. For details on the assumptions made for each grant, see information in note 17 Share-based payments within Item 18 Financial Statements of this report.

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
(5)

The board approved a grant of 200,000 options for Philip Facchina on April 15, 2021, this grant is subject to shareholder approval at the upcoming AGM.  Mr Facchina also has a relevant interest in 68,306 warrants over ordinary shares.

There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2021 and 2020.

Reconciliation of Options held by KMP

The table below shows a reconciliation of options held by each KMP from the beginning to the end of FY2021.

Table 13 – Reconciliation of options held by each KMP during FY2021.

		Balance at July 1, 2020		Granted during FY2021	Vested during FY2021		Exercised during FY2021		Forfeited / Lapsed during FY2021		Balance at June 30, 2021
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	24-Nov-20(1)	—	—	1,200,000	—	—	—	—	—	—	—	1,200,000
Silviu Itescu	27-Nov-19(2)	—	1,885,334	—	628,445	33	—	—	—	—	628,445	1,256,889
Josh Muntner	16-Jul-20	—	—	350,000	—	—	—	—	—	—	—	350,000
Josh Muntner	20-Jul-19	—	500,000	—	166,667	33	—	—	—	—	166,667	333,333
Josh Muntner	15-Jul-18	100,000	200,000	—	100,000	33	150,000	50	—	—	50,000	100,000
William Burns	27-Nov-19	—	100,000	—	33,333	33	—	—	—	—	33,333	66,667
William Burns	30-Nov-18	40,000	80,000	—	40,000	33	—	—	—	—	80,000	40,000
Donal O'Dwyer	30-Nov-18	33,333	66,667	—	33,333	33	—	—	—	—	66,666	33,334
Eric Rose	27-Nov-19	40,000	80,000	—	40,000	33	—	—	—	—	80,000	40,000
Eric Rose	17-Nov-19	—	100,000	—	33,333	33	—	—	—	—	33,333	66,667
Michael Spooner	30-Nov-18	33,333	66,667	—	33,333	33	—	—	—	—	66,666	33,334
Joseph Swedish	27-Nov-19	100,000	200,000	—	100,000	33	—	—	—	—	200,000	100,000
Joseph Swedish	30-Nov-18	133,334	66,666	—	66,666	33	—	—	—	—	200,000	—
Shawn Tomasello	30-Nov-18	66,667	133,333	—	66,667	33	—	—	—	—	133,334	66,666
Philip Facchina(3)	—	—	—	—	—	—	—	—	—	—	—	—
(1)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(2)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(3)	The board approved a grant of 200,000 options for Philip Facchina on April 15, 2021, this grant is subject to shareholder approval at the upcoming AGM.

Terms and conditions of share-based payment arrangements

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Table 14 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at acceptance date A$
24-Nov-20(1)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92(3)
16/07/2020	Josh Muntner	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92(3)
27-Nov-19(2)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(2)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17-Nov-2020 one third - 17-Nov-2021 one third - 17-Nov-2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4-Apr-2020 one third - 4-Apr-2021 one third - 4-Apr-2022	3-Apr-26	1.48	0.78
20-Jul-19	Josh Muntner	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.09(4)
30-Nov-18	William Burns Eric Rose Michael Spooner Donal O'Dwyer	one third - 30-Nov-2019 one third - 30-Nov-2020 one third - 30-Nov-2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18-Jun-2019 one third - 18-Jun-2020 one third - 18-Jun-2021	17-Jun-25	1.52	0.85
30-Nov-18	Shawn Tomasello	one third - 11-Jul-2019 one third - 11-Jul-2020 one third - 11-Jul-2021	10-Jul-25	1.56	0.78
15-Jul-18	Josh Muntner	one third - 15-Jul-2019 one third - 15-Jul-2020 one third - 15-Jul-2021	14-Jul-25	1.72	0.58(5)

25-Nov-14	William Burns Eric Rose	one third - 25-Nov-2015 one third - 25-Nov-2016 one third - 25-Nov-2017	24-Nov-19	4.00	1.30
(1)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(2)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(3)	The acceptance date on which these options have been valued is July 5, 2021.
(4)	The acceptance date on which these options have been valued is December 17, 2019.
(5)	The acceptance date on which these options have been valued is January 17, 2019.

Table 15 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2021
Josh Muntner	150,000	150,000	31-Aug-20	5.28	1.72
For the year ended June 30, 2020
Nil	—	—	—	—	—

Options Granted as Remuneration

The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2021, to our Directors and our next 5 most highly remunerated officers.

Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	24-Nov-20(1)	3.41	1,200,000
Non-Directors
Fred Grossman	16-Jul-20	3.41	615,000
Peter Howard	16-Jul-20	3.41	350,000
Dagmar Rose-Bjorkeson(2)	—	—	—
Michael Schuster	16-Jul-20	3.41	400,000
Geraldine Storton	16-Jul-20	3.41	350,000
(1)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(2)	Dagmar Rose-Bjorkeson did not receive an option grant on July 16, 2020 as she had recently received a sign on related option grant in May 2020.

KMP Shareholdings

The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2021 financial year.

Table 17 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Acquisitions/ (Disposals) during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	—	68,958,928
Josh Muntner	—	150,000	(150,000)	—
Joseph Swedish	—	—	—	—
William Burns	63,000	—	—	63,000
Donal O'Dwyer	1,234,392	—	—	1,234,392
Eric Rose	—	—	—	—
Michael Spooner(1)	1,091,335	—	—	1,091,335
Shawn Tomasello	—	—	—	—
Philip Facchina	—	—	273,224	273,224
(1)	This total includes shareholdings of related parties, of this balance, Mr. Spooner has a relevant interest, as defined under the Corporations Act, of 1,069,000 ordinary shares.

Employment Agreements

The employment of our CEO and CFO are formalized in employment agreements, the key terms of which are as follows:

Table 18 – KMP Employment Agreements

Name	Term	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 month notice period.	12 months	12 months base salary
Josh Muntner (CFO)	An ongoing employment agreement until notice is given by either party.	1 month	12 months base salary

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

Employee Profile

As of June 30, 2021, we had 83 (2020:102) employees globally:

Employees by Education
2
12
3
39
23
Bachelor
Masters
MD
PHD
Certificate

58% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.

Australia is corporate headquarters where 30% of the employees work. This includes the CEO and a portion of the executive team. The remaining 11% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

(End of Remuneration Report)

Australian Disclosure Requirements

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
10/07/2015	4.20	30/06/2022	1,753,334
26/08/2015	4.05	16/08/2022	75,000
27/04/2016	2.80	6/03/2023	1,858,979
31/10/2016	2.80	6/03/2023	200,000
18/07/2020	2.86	30/06/2022	1,500,000
6/12/2016	1.31	5/12/2023	623,000
6/12/2016	1.19	5/12/2023	1,950,730
16/09/2017	1.54	15/09/2024	50,000
16/09/2017	1.40	15/09/2024	150,000
13/10/2017	1.94	12/10/2024	1,090,000
13/10/2017	1.76	12/10/2024	902,425
24/11/2017	1.41	23/11/2024	750,000
24/11/2017	1.28	23/11/2024	750,000
18/06/2018	1.52	17/06/2025	200,000
11/07/2018	1.56	10/07/2025	200,000
18/07/2018	1.87	17/07/2025	4,201,666
18/07/2018	1.87	17/07/2025	350,000
15/07/2018	1.72	14/07/2025	150,000
30/11/2018	1.33	29/11/2025	590,000
19/01/2019	1.45	18/01/2026	3,333
19/01/2019	1.45	18/01/2026	150,000
4/04/2019	1.48	3/04/2026	300,000
20/07/2019	1.62	19/07/2026	3,638,671
20/07/2019	1.47	19/07/2026	3,999,998
20/07/2019	1.47	19/07/2026	1,346,667
20/07/2019	1.47	19/07/2026	538,667
20/07/2019	1.47	19/07/2026	700,000
20/07/2019	1.47	19/07/2026	400,000
29/08/2019	1.47	28/08/2026	150,000
29/08/2019	1.62	28/08/2026	400,000
29/08/2019	1.47	28/08/2026	800,000
25/11/2019	1.98	24/11/2026	295,000
29/05/2019	1.48	28/05/2026	350,000
18/11/2019	1.83	17/11/2026	200,000
25/11/2019	1.80	24/11/2026	100,000
25/11/2019	1.98	24/11/2026	450,000
24/01/2020	3.38	23/01/2027	10,000
17/04/2020	2.51	16/04/2027	50,000
18/05/2020	4.02	17/05/2027	1,200,000
18/05/2020	3.65	17/05/2027	2,400,000
16/07/2020	3.75	15/07/2027	4,280,000
16/07/2020	3.41	15/07/2027	3,050,000
16/07/2020	3.41	15/07/2027	325,000
16/07/2020	3.41	15/07/2027	350,000
16/07/2020	3.41	15/07/2027	300,000
16/07/2020	3.41	15/07/2027	1,200,000
26/08/2020	5.76	25/08/2027	5,000
11/09/2020	4.78	10/09/2027	200,000
8/10/2020	3.84	7/10/2027	200,000
20/11/2020	3.60	19/11/2027	200,000
20/11/2020	3.60	19/11/2027	100,000
17/02/2021	2.67	16/02/2028	250,000
30/06/2021	-	30/08/2021	45,746
Grand Total			45,333,216

No option holder has any right under the options plan to participate in any other of our share issues.

Shares issued on exercise of options during the year

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Currency	Number of shares issued	Issue Price	Amount unpaid per share
10-Jul-15	A$	515,000	4.20	—
27-Apr-16	A$	769,355	2.80	—
27-Apr-16	A$	116,666	2.74	—
30-Jun-16	A$	900,000	2.20	—
06-Dec-16	A$	300,000	1.31	—
06-Dec-16	A$	426,668	1.19	—
13-Jan-17	A$	300,000	1.65	—
28-Jun-17	A$	150,000	2.23	—
16-Sep-17	A$	16,666	1.54	—
13-Oct-17	A$	565,000	1.94	—
13-Oct-17	A$	400,000	1.76	—
18-Jul-18	A$	944,998	1.87	—
15-Jul-18	A$	150,000	1.72	—
19-Jan-19	A$	1,667	1.45	—
20-Jul-19	A$	523,661	1.62	—
20-Jul-19	A$	800,002	1.47	—
25-Nov-19	A$	98,334	1.98	—
29-May-19	A$	100,000	1.48	—
Total		7,078,017		—

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

The board of directors considers the position and in accordance with advice received from the audit committee, only permits the provision of the non-audit services compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

During both the current and prior financial years, no fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2021 is included in Exhibit 99.2 of this annual report on Form 20-F.

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

Dated: August 31, 2021

6.C	Board Practices

Our board of directors currently consists of eight members, including seven non-executive directors and one executive director, our Chief Executive Officer.

Our directors are generally elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director, except the Managing Director (currently designated as our Chief Executive Officer, Silviu Itescu), may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. As a result of the staggered terms, not all of our directors will be elected in any given year. The current term of Mr. Spooner, Mr. Swedish and Ms. Tomasello will expire at the annual shareholders’ meeting in 2021.

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2019	2022
Donal O’Dwyer	2004	2017	2023
Eric Rose	2013	2019	2022
Michael Spooner	2004	2018	2021
Joseph Swedish	2018	2018	2021
Shawn Cline Tomasello	2018	2018	2021
Philip Facchina	2021	N/A	N/A

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

Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee are Messrs. Burns, O’Dwyer (Chairman), Spooner and Ms. Tomasello, all of whom are independent, non-executive directors. The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:

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

As of June 30, 2021, we had 83 employees, 48 of whom are based in the United States, 25 of whom are based in Australia, including our CEO and certain executive team members, 9 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 102 and 83 employees as of June 30, 2020 and 2019, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2021	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	1	1	11	48
Australia	9	—	—	16	25
Singapore	6	—	2	1	9
Switzerland	1	—	—	—	1
Total	51	1	3	28	83

As of June 30, 2020	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	43	11	3	13	70
Australia	7	—	—	15	22
Singapore	5	—	3	1	9
Switzerland	—	—	—	1	1
Total	55	11	6	30	102

As of June 30, 2019	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	37	1	3	10	51
Australia	7	—	—	16	23
Singapore	5	—	2	1	8
Switzerland	—	—	—	1	1
Total	49	1	5	28	83

We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.

6.E	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 648,696,070 ordinary shares outstanding at June 30, 2021 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC - it generally means that a person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2021. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	69,991,374	10.8%
Josh Muntner (2)	600,001	*
William Burns(3)	176,333	*
Donal O'Dwyer(4)	1,301,058	*
Eric Rose(5)	113,333	*
Michael Spooner(6)	1,126,666	*
Joseph Swedish(7)	400,000	*
Shawn Tomasello(8)	200,000	*
Philip Facchina(9)	341,530	*
All directors and key management personnel as a group (9 persons)	74,250,295	11.4%

*	Less than 1% of the outstanding ordinary shares.
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 1,032,446 ordinary shares subject to options exercisable at a price of A$1.47 per share until July 19, 2026.

(2)

Includes 600,001 ordinary shares subject to options of which; 150,000 are exercisable at a price of A$1.72 per share until July 14, 2025, 333,334 are exercisable at a price of A$1.47 per share until July 19, 2026 and 116,667 are exercisable at a price of A$3.41 per share until July 15, 2027.

(3)

Includes (a) 63,000 ordinary shares owned by Mr. Burns and (b) 113,333 ordinary shares subject to options of which; 80,000 exercisable at a price of A$1.33 per share until November 29, 2025 and 33,333 exercisable at a price of A$1.83 per share until November 17, 2026.

(4)

Includes (a) 1,234,392 ordinary shares owned by Dundrum Investments Ltd. as trustee for The O’Dwyer Family Trust. Mr. O’Dwyer and his spouse are the sole shareholders of Dundrum Investments Ltd and (b) 66,666 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.

(5)

Includes 113,333 ordinary shares subject to options of which; 80,000 are exercisable at a price of A$1.33 per share until November 29, 2025 and 33,333 are exercisable at a price of A$1.83 per share until November 17, 2026.

(6)	Includes (a) 1,060,000 ordinary shares owned by Mr. Spooner and (b) 66,666 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(7)

Includes 400,000 ordinary shares subject to options of which; 200,000 are exercisable at a price of A$1.52 per share until June 17, 2025 and 200,000 are exercisable at a price of A$1.48 per share until April 3, 2026.

(8)	Includes 200,000 ordinary shares subject to options exercisable at a price of A$1.56 per share until July 10, 2025.
(9)	Includes (a) 273,224 ordinary shares owned by HNP, LLC and (b) 68,306 warrants over ordinary shares owned by HNP, LLC.

Item 7.	Major Shareholders and Related Party Transactions
7.A	Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 648,696,070 ordinary shares outstanding at June 30, 2021 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of June 30, 2021 we had 37 shareholders (ordinary shares) in the United States. These shareholders held an aggregate of 155,392,384 of our ordinary shares, or approximately 24% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	69,991,374	10.8%
M&G Investment Group(2)	53,392,209	8.2%
Thorney Holdings(3)	34,155,365	5.3%
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 1,032,446 ordinary shares subject to options exercisable at a price of A$1.47 per share until July 19, 2026.

(2)

Includes ordinary shares owned indirectly through custodial accounts, over which shares M&G Investment Group retains voting and dispositive power, as well as 1,639,344 warrants. The address for M&G Investment Group is 5 Laurence Pountney Hill, London EC4R 0HH, United Kingdom.

(3)

Includes ordinary shares owned indirectly through custodial accounts, over which shares Thorney Holdings retains voting and dispositive power, as well as 819,672 warrants. The address for Thorney Holdings is 55 Collins Street, Level 39, Melbourne, Victoria 3000, Australia.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on substantial shareholder notices filed with the ASX and SEC).

•

M&G Investment Group reported on October 16, 2018 that it disposed of 1,348,839 ordinary shares (including 42,631 ADSs, each representing 5 ordinary shares) between December 13, 2017 and September 11, 2018, and that in total it held 68,041,831 ordinary shares (including 1,490,212 ADSs, each representing 5 ordinary shares), or 13.67% of the total voting power as of that date. It reported on January 30, 2019 that in total it held 67,993,821 ordinary shares or 13.67% of the total voting power as of December 31, 2018. It reported that as of July 10, 2019 in total it held 65,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of on October 8, 2019 in total it held 70,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of May 25, 2020 in total it held 70,068,935 ordinary shares (including 1,391,475 ADSs, each representing 5 ordinary shares), or 12.05% of the total voting power as of that date. It reported that as of August 6, 2020 in total it held 64,531,906 ordinary shares (including 1,385,525 ADSs, each representing 5 ordinary shares), or 11.04% of the total voting power as of that date. It reported that as of August 20, 2020 in total it held 58,000,971 ordinary shares (including 1,142,337 ADSs, each representing 5 ordinary shares), or 9.91% of the total voting power as of that date. It reported that as of September 3, 2020 in total it held 51,752,865 ordinary shares (including 908,090 ADSs, each representing 5 ordinary shares), or 8.84% of the total voting power as of that date.

7.B	Related Party Transactions

The Company has not entered into any related party transactions during the year ended June 30, 2021 other than compensation made to Directors and other members of key management personnel, see “Item 6.B Compensation”.

7.C	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information
8.A	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its Chief Financial Officer and its Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The Company will vigorously defend this and any other similarly-based litigation should it arise. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings other than ongoing attorney’s fees.

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

There were no events that have arisen subsequent to June 30, 2021 and prior to the signing of this report that would likely have a material impact on the financial results presented.

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

In October 2019, we entered into an agreement with Lonza for commercial manufacture of remestemcel-L for pediatric SR-aGVHD. This agreement will facilitate inventory build ahead of the planned US market launch of remestemcel-L and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.

Under the agreement, we agree to order a certain percentage of our commercial requirements for remestemcel-L from Lonza.  The agreement is subject to standard provisions for termination and its effects, including termination by either party for uncured, material breach of the other, by us in the event of FDA rejects our BLA filing for remestemcel-L and after a specified minimum period following the initiation date by either party, on advance notice to the other, which in the case Lonza is the terminating party is intended to provide us sufficient time to transfer the manufacture of the product to an alternative manufacturer.

License Agreement with Grünenthal GmbH

In September 2019, we entered into a strategic partnership with Grünenthal GmbH (Grünenthal) to develop and commercialize MPC-06-ID, the Company’s Phase 3 allogeneic cell therapy candidate for the treatment of chronic low back pain due to degenerative disc disease in patients who have exhausted conservative treatment options. The agreement was amended by the parties in June 2021. Under the partnership, Grünenthal will have exclusive commercialization rights to MPC-06-ID for Europe and Latin America. We may receive up to $112.5 million in upfront and milestone payments prior to product launch, inclusive of $17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could exceed $1.0 billion depending on the final outcome of Phase 3 studies and patient adoption. We will also receive tiered double-digit royalties on product sales. There cannot be any assurance as to the total amount of future milestone and royalty payments that Mesoblast will receive nor when they will be received.

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

JCR received full approval in September 2015 for its MSC-based product for the treatment of children and adults with aGVHD, TEMCELL. TEMCELL is the first culture-expanded allogeneic cell therapy product to be approved in Japan. It was launched in Japan in February 2016.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. With respect to the First JCR Field, we have received all sales milestone payments, a total of $3.0 million. Ongoing we are entitled to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to a double digit profit share in the fifties.

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

Loan Agreement with Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility with an initial interest rate of 9.45%. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. The loan matures in March 2022. In May 2021, we amended the terms of the loan and security agreement to extend the interest-only period to October 1, 2021. In August 2021, we amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Principal repayments can be further deferred to the loan maturity date of March 2022 if certain milestones are satisfied. Interest on the loan is payable monthly in arrears on the 1st day of the month. The interest rate is floating. It is computed daily based on the actual number of days elapsed and it is the greater of either 9.45% or the prime rate as reported in the Wall Street Journal plus a certain margin. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively and remains at 9.70% at June 30, 2021 in line with the amended terms of the loan agreement. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

Loan Agreement with NovaQuest

In June 2018, we entered into a non-dilutive secured loan with NovaQuest for $40.0 million. We drew the first tranche of $30.0 on closing. There is a four-year interest only period, until July 2022, with the principal repayable in equal quarterly instalments over the remaining period of the loan. The loan matures in July 2026. Interest on the loan will accrue at a fixed rate of 15% per annum. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

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

Osiris Acquisition—Continuing Obligations

In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to remestemcel-L for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. The maximum amount of future milestone payments we may be required to make to Osiris is $40.0 million. Any ordinary shares or ADSs we issue as consideration for a milestone payment will be subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or 50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a relevant competing product. The first royalty payments were made in 2016.

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

TiGenix NV – patent license for treatment of fistulae

In December 2017, we entered into a Patent License Agreement with TiGenix NV, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stromal cell product Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties.

As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable upfront payment and a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date. We are entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with our ordinary shares or ADSs acquired and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

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

We do not believe that we were a PFIC for the taxable year ending June 30, 2021. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.

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

Reporting

If we are a PFIC for any taxable year during which you own our ordinary shares or ADSs, as a U.S. holder, you will generally be required to file IRS Form 8621 on an annual basis and other reporting requirements may apply. The PFIC rules are complex and you should consult with your own tax advisor regarding whether we or any of our subsidiaries are a PFIC, the tax consequences of any elections that may be available to you, and how the PFIC rules may affect the U.S. federal income tax consequences of the receipt, ownership, and disposition of our ordinary shares or ADSs.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2021. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2021.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2021 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2021. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

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

Our Code of Conduct covers conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle blowing, security trading and commitments to stakeholders. In summary, the code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies. This document is accessible on our internet website at: http://www.mesoblast.com/company/corporate-governance/code-of-conduct-and-values.

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

Audit and Non-Audit Services Fees

See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Management Committee during the years ended June 30, 2021 and 2020.

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

The Nasdaq Stock Market Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our home country practice, rather than complying with this rule. Consistent with Australian law, our bylaws do not require a quorum of at least 33 1/3% of the issued voting shares of Mesoblast for any general meeting of its shareholders. Our constitution provides that a quorum for a general meeting of our shareholders constitutes two shareholders present in person, by proxy, by attorney, or, where the shareholders is a body corporate, by representative. This provision and our practice of holding meetings with this quorum are not prohibited by the ASX Listing Rules or any other Australian law.

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

All press releases, financial reports and other information are available on our website: www.mesoblast.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, additional cash inflows will be required over the next twelve months in order to meet forecast expenditure, including repayment of the Hercules debt facility, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of in-process research and development intangible assets and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s consolidated in-process research and development (“IPRD”) intangible asset balance and consolidated goodwill balance were $427.8 million and $134.5 million at June 30, 2021, respectively. Management tests the IPRD intangible asset and goodwill balances for impairment on an annual basis. The recoverability of the carrying values of goodwill and IPRD intangible assets are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgements and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of IPRD intangible assets and goodwill is a critical audit matter are there were significant judgments made by management in estimating the recoverable amount of the Company’s IPRD and goodwill. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s IPRD and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates. Evaluating the significant assumptions relating to the estimates of the recoverable amount of IPRD and goodwill involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) announcements made by the Company; and (iv) other comparable estimates of the Company’s valuation released by securities analysts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discount rate assumption.

Fair value measurement of the provision for contingent consideration

As described in Note 5(g) to the consolidated financial statements, the Company had a balance of $25.4 million as at June 30, 2021 for the provision for contingent consideration, which management determined using an internal valuation with a discounted cash flow model requiring the use of inputs classified as level 3 in the fair value hierarchy. Significant assumptions used by management to value the provision for contingent consideration included probabilities of success.

The principal considerations for our determination that performing procedures relating to the fair value measurement of contingent consideration is a critical audit matter are there were significant judgements made by management in estimating the fair value of the provision for contingent consideration. This in turn led to high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including probabilities of success.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for valuing the provision for contingent consideration, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow model used to estimate the value of the provision; (ii) testing the completeness, accuracy and relevance of the underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management including, including probabilities of success. Evaluating the significant assumptions relating to the estimates of the fair value measurement of the provision for contingent consideration involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) announcements made by the Company; and (iv) evidence obtained from our procedures over the impairment assessment of IPRD intangible assets and goodwill.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 31, 2021

We have served as the Company’s auditor since 2008.

Mesoblast Limited

Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2021	2020	2019
Revenue	3	7,456	32,156	16,722
Research & development		(53,012)	(56,188)	(59,815)
Manufacturing commercialization		(32,719)	(25,309)	(15,358)
Management and administration		(30,867)	(25,609)	(21,625)
Fair value remeasurement of contingent consideration	3	18,687	1,380	(6,264)
Other operating income and expenses	3	1,539	324	(334)
Finance costs	3	(10,714)	(14,109)	(12,080)
Loss before income tax	3	(99,630)	(87,355)	(98,754)
Income tax (expense)/benefit	4	819	9,415	8,955
Loss attributable to the owners of Mesoblast Limited		(98,811)	(77,940)	(89,799)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share		(16.33)	(14.74)	(18.16)
Diluted - losses per share		(16.33)	(14.74)	(18.16)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2021	2020	2019
Loss for the period		(98,811)	(77,940)	(89,799)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	(1,524)	1,146	(137)
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	209	(446)	(4)
Other comprehensive (loss)/income for the period, net of tax		(1,315)	700	(141)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(100,126)	(77,240)	(89,940)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total

Balance as of July 1, 2018		889,481	75,974	21	(39,276)	—	(380,192)	546,008
Loss for the period		—	—	—	—	—	(89,799)	(89,799)
Other comprehensive income/(loss)		—	—	(4)	(137)	—	—	(141)
Total comprehensive profit/(loss) for the period		—	—	(4)	(137)	—	(89,799)	(89,940)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		19,441	—	—	—	—	—	19,441
		19,441	—	—	—	—	—	19,441
Transfer of services rendered in shares		1,170	(1,170)	—	—	—	—	—
Transfer of exercised options		313	(313)	—	—	—	—	—
Fair value of share-based payments	17	—	5,533	—	—	—	—	5,533
Reclassification of modified options to liability		—	10	—	—	—	—	10
		1,483	4,060	—	—	—	—	5,543
Balance as of June 30, 2019	7(a)	910,405	80,034	17	(39,413)	—	(469,991)	481,052

Balance as of July 1, 2019		910,405	80,034	17	(39,413)	—	(469,991)	481,052
Adjustment on adoption of IFRS 16 (net of tax)		—	—	—	—	—	(827)	(827)
Adjusted balance as of July 1, 2019		910,405	80,034	17	(39,413)	—	(470,818)	480,225
Loss for the period		—	—	—	—	—	(77,940)	(77,940)
Other comprehensive income/(loss)		—	—	(446)	1,146	—	—	700
Total comprehensive profit/(loss) for the period		—	—	(446)	1,146	—	(77,940)	(77,240)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		137,840	—	—	—	—	—	137,840
		137,840	—	—	—	—	—	137,840
Tax credited / (debited) to equity		—	979	—	—	—	—	979
Transfer of exercised options		3,205	(3,205)	—	—	—	—	—
Fair value of share-based payments	17	—	7,522	—	—	—	—	7,522
		3,205	5,296	—	—	—	—	8,501
Balance as of June 30, 2020	7(a)	1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326

Balance as of July 1, 2020		1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326
Loss for the period		—	—	—	—	—	(98,811)	(98,811)
Other comprehensive income/(loss)		—	—	209	(1,524)	—	—	(1,315)
Total comprehensive profit/(loss) for the period		—	—	209	(1,524)	—	(98,811)	(100,126)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		106,809	—	—	—	—	—	106,809
		106,809	—	—	—	—	—	106,809
Tax credited / (debited) to equity		—	(91)	—	—	—	—	(91)
Transfer of exercised options		4,894	(4,894)	—	—	—	—	—
Fair value of share-based payments	17	—	12,510	—	—	—	—	12,510
Issuance of warrants		—	—	—	—	12,969	—	12,969
		4,894	7,525	—	—	12,969	—	25,388
Balance as of June 30, 2021	7(a)	1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2021	2020
Assets
Current Assets
Cash & cash equivalents	5(a)	136,881	129,328
Trade & other receivables	5(b)	4,842	1,574
Prepayments	5(b)	6,504	5,646
Total Current Assets		148,227	136,548

Non-Current Assets
Property, plant and equipment	6(a)	3,021	2,293
Right-of-use assets	6(b)	9,119	7,978
Financial assets at fair value through other comprehensive income	5(c)	2,080	1,871
Other non-current assets	5(d)	1,724	3,311
Intangible assets	6(c)	580,546	581,601
Total Non-Current Assets		596,490	597,054
Total Assets		744,717	733,602

Liabilities
Current Liabilities
Trade and other payables	5(e)	19,598	24,972
Provisions	6(d)	18,710	29,197
Borrowings	5(f)	53,200	32,455
Lease liabilities	6(b)	2,765	3,519
Total Current Liabilities		94,273	90,143

Non-Current Liabilities
Deferred tax liability	6(e)	—	730
Provisions	6(d)	17,017	27,563
Borrowings	5(f)	41,045	57,023
Lease liabilities	6(b)	8,485	6,317
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		69,047	94,133
Total Liabilities		163,320	184,276
Net Assets		581,397	549,326

Equity
Issued Capital	7(a)	1,163,153	1,051,450
Reserves	7(b)	65,813	46,634
(Accumulated losses)/retained earnings		(647,569)	(548,758)
Total Equity		581,397	549,326

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2021	2020	2019
Cash flows from operating activities
Commercialization revenue received		6,121	7,676	4,359
Upfront and milestone payments received		—	17,500	26,409
Government grants and tax incentives received		68	1,577	1,654
Payments to suppliers and employees (inclusive of goods and services tax)		(106,920)	(77,710)	(86,294)
Interest received		17	546	726
Interest and other costs of finance paid		(5,932)	(5,947)	(4,641)
Income taxes paid		(35)	(7)	(3)
Net cash (outflows) in operating activities	8(b)	(106,681)	(56,365)	(57,790)

Cash flows from investing activities
Investment in fixed assets		(1,647)	(2,096)	(279)
Payments for contingent consideration		—	(1,027)	(721)
Payments for licenses		—	(150)	—
Net cash (outflows) in investing activities		(1,647)	(3,273)	(1,000)

Cash flows from financing activities
Proceeds from borrowings		—	512	43,572
Repayment of borrowings		—	(512)	—
Payments of transaction costs from borrowings		(13)	—	(1,614)
Proceeds from issue of shares		106,268	144,946	30,258
Proceeds from issue of warrants		12,969	—	—
Payments for share issue costs		(1,827)	(6,277)	(608)
Payments for lease liabilities		(2,931)	(1,625)	—
Net cash inflows by financing activities		114,466	137,044	71,608

Net increase in cash and cash equivalents		6,138	77,406	12,818
Cash and cash equivalents at beginning of period		129,328	50,426	37,763
FX gain/(losses) on the translation of foreign bank accounts		1,415	1,496	(155)
Cash and cash equivalents at end of period	8(a)	136,881	129,328	50,426

The above consolidated statement of cash flows should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Notes to Consolidated Financial Statements

Mesoblast Limited (“the Company”) and its subsidiaries (“the Group”) are primarily engaged in the development of regenerative medicine products. The Group’s primary proprietary regenerative medicine technology platform is based on specialized cells known as mesenchymal lineage cells. The Company was formed in 2004 as an Australian company and has been listed on the Australian Securities Exchange (the “ASX”) since 2004. In November 2015, the Company listed in the United States of America (“U.S.”) on the Nasdaq Global Select Market (“Nasdaq”) and from this date has been dual-listed in Australia and the U.S.

These financial statements and notes are presented in U.S. dollars (“$” or “USD” or “US$”), unless otherwise noted, including certain amounts that are presented in Australian dollars (“AUD” or “A$”) and Singapore dollars (“SGD” or “S$”).

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

The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 31, 2021. The directors have the power to amend and reissue the financial statements.

(i)	Going concern

The Group held total cash and cash equivalents of $136.9 million as of June 30, 2021. Over the next twelve months in order to meet our forecast expenditure, including repayment of the Hercules debt facility, cash inflows will be required. Management and the directors believe the Group will achieve this given plans to complete either one or more strategic partnerships or restructure existing loan agreements, and have prepared the financial report on a going concern basis. The dependency on these planned objectives indicates material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and that the Group may be unable to realize our assets and discharge our liabilities in the normal course of business.

(ii)	Historical cost convention

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

(iii)	New and amended standards adopted by the Group

There were no new or amended standards adopted by the Group in the year ended June 30, 2021. These financial statements follow the same accounting policies as compared to the June 30, 2020 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv)	New accounting standards and interpretations not yet adopted by the Group

There were no new accounting standards and interpretations not yet adopted by the Group for the June 30, 2021 reporting period that are expected to materially impact the Group.

(v)	Use of estimates

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

(vi)	Impact of COVID-19

Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. COVID-19 has not led to a material deterioration in the Group’s financial circumstances, nor required the Group to utilize government support.

The Group is facing some challenges from the pandemic. The Group’s current and potential future clinical trials have and may experience some delays given reduced capacity at hospitals for completing activities and impacts on patient mobility for treatments or final visits. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff.

Due to the COVID-19 pandemic, countries in which the Group has operations, including Singapore - where our contract manufacturer is located, have implemented some level of quarantine “stay at home” orders, and other restrictions in order to contain spread of the virus. Continued restrictions on the movement of people and products may adversely affect our and our contract manufacturer’s ability to operate efficiently. In addition, the COVID-19 pandemic could also adversely affect our or our contract manufacturer’s ability to acquire raw materials or components required in our manufacturing process, including bone marrow. As a result, the manufacturing and the commercialization of remestemcel-L and other product candidates could be adversely affected.

The Group has also seen substantial delays to lead times for certain raw materials, which is being driven by the pandemic. Such extension of lead times has the potential to delay the ability to manufacture product in a timely manner and could impact our ability to meet market demand once approved.

2. Significant changes in the current reporting period

(i)	Significant events

The financial position and performance of the Group was affected by the following events during the year ended June 30, 2021:

•

In August 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted in favor that available data from a single-arm Phase 3 trial and evidence from additional studies support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. Although the FDA considers the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding.

In September 2020, the FDA issued a Complete Response Letter to Mesoblast’s BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. Despite the overwhelming ODAC vote, the FDA recommended that Mesoblast conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of the effectiveness of remestemcel-L for SR-aGVHD.

In November 2020, a Type A meeting was held with the FDA to discuss the review of the BLA for remestemcel-L. The current FDA review team have not agreed to approval. However, there was consensus with the review team on the proposed optimization of potency assays and on use of biomarkers to demonstrate the product’s bioactivity in-vivo.

In June 2021, the Group met with the FDA’s Center for Biologics Evaluation and Research (CBER) on potential pathways to regulatory approval of remestemcel-L (SR-aGVHD) in children. It was recommended that the Group as a next step discuss with CBER’s review team at the Office of Tissue and Advanced Therapies (OTAT) our approach to address certain outstanding chemistry, manufacturing and controls (CMC) items, including potency assays, which could support a resubmission of the current BLA for remestemcel-L with a six-month review period.

•

In August 2020, the Group amended the terms of the Hercules loan and security agreement to defer principal repayments to March 2021. In January 2021, the Group amended the terms of the loan agreement to extend the interest-only period of the loan up to March 2022, subject to achieving certain milestones. In March 2021, the Group met the requirements of the loan and security agreement to defer the interest only period to July 2021. In May 2021, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to October 1, 2021. In August 2021, as disclosed in Note 15, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Presentation at June 30, 2021 has not been changed as a result of this amendment.

•

In November 2020, the Group entered into a license and collaboration agreement with Novartis for the development, manufacture, and commercialization of remestemcel-L, with an initial focus on the treatment of acute respiratory distress syndrome (ARDS) including that associated with COVID-19. The agreement remains subject to certain closing conditions, including time to analyze the results from the COVID-19 ARDS trial.

•In December 2020, the Group announced top-line results from the DREAM-HF Phase 3 randomized controlled trial of its allogeneic cell therapy rexlemestrocel-L in 537 patients with advanced chronic heart failure. Over a mean 30 months of follow-up, patients with advanced chronic heart failure who received a single endomyocardial treatment with rexlemestrocel-L on top of maximal therapies had 60% reduction in incidence of heart attacks or strokes and 60% reduction in death from cardiac causes when treated at an earlier stage in the progressive disease process. Despite significant reduction in the pre-specified endpoint of cardiac death, there was no reduction in recurrent non-fatal decompensated heart failure events, which was the trial’s primary endpoint.

•

In March 2021, the Group announced completion of a A$138.0 million (US$110.0 million) private placement led by a strategic US investor group through the placement of 60.1 million new fully-paid ordinary shares at a price of A$2.30. The investors also received warrants to acquire a further 15 million shares at a price of A$2.88 per share, a 25% premium to the placement price, which may raise up to a further A$43.2 million, on or before March 15, 2028.

•

In June 2021, the Group and Grünenthal amended the terms of the development and commercialization agreement. The Group is eligible to receive payments up to US$112.5 million prior to product launch in the European Union, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2021	2020	2019
Revenue
Commercialization revenue		7,434	6,614	5,003
Milestone revenue		—	25,000	11,000
Interest revenue		22	542	719
Total Revenue		7,456	32,156	16,722

Clinical trial and research & development		(18,569)	(24,565)	(37,927)
Manufacturing production & development		(31,590)	(23,944)	(10,912)

Employee benefits
Salaries and employee benefits		(26,804)	(25,100)	(19,504)
Defined contribution superannuation expenses		(379)	(327)	(339)
Equity settled share-based payment transactions(1)		(12,510)	(7,522)	(4,368)
Total Employee benefits		(39,693)	(32,949)	(24,211)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(1,016)	(585)	(562)
Right of use asset depreciation		(1,691)	(1,508)	—
Intellectual property amortization		(1,557)	(1,574)	(1,577)
Total Depreciation and amortization of non-current assets		(4,264)	(3,667)	(2,139)

Other Management & administration expenses
Overheads & administration		(7,757)	(8,276)	(11,356)
Consultancy		(5,386)	(5,168)	(3,360)
Legal, patent and other professional fees		(6,950)	(5,854)	(4,098)
Intellectual property expenses (excluding the amount amortized above)		(2,389)	(2,683)	(2,795)
Total Other Management & administration expenses		(22,482)	(21,981)	(21,609)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	18,687	1,380	(6,264)
Total Fair value remeasurement of contingent consideration		18,687	1,380	(6,264)

Other operating income and expenses
Research & development tax incentive		—	—	(74)
Government grant revenue		68	78	—
Foreign exchange gains/(losses)		1,471	246	(208)
Foreign withholding tax paid		—	—	(52)
Total Other operating income and expenses		1,539	324	(334)

Finance (costs)/gains
Remeasurement of borrowing arrangements(2)		5,225	607	(376)
Interest expense		(15,939)	(14,716)	(11,704)
Total Finance costs		(10,714)	(14,109)	(12,080)

Total loss before income tax		(99,630)	(87,355)	(98,754)

(1)	Share-based payment transactions

For the years ended June 30, 2021, 2020 and 2019, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2021	2020	2019
Research and development	7,782,330	3,194,695	2,283,646
Manufacturing and commercialization	547,998	434,403	329,718
Management and administration	4,179,416	3,892,647	1,755,027
Equity settled share-based payment transactions	12,509,744	7,521,745	4,368,391
Legal, patent and other professional fees	—	—	620,000
Total equity settled share-based payment transactions in the profit and loss	12,509,744	7,521,745	4,988,391

(2)	Change in comparative figures

The Group routinely reviews the financial statements for opportunities to improve the quality of financial reporting. The Group identified an opportunity to enhance the presentation of the Remeasurement for borrowing arrangements within Finance (costs)/gains and Remeasurement for borrowing arrangements within Other operating income and expenses. The Group considered that changes in the carrying value of borrowings is primarily due to changes in our estimated future cash flows and key assumptions about the settlement of the borrowings and these line items in the Consolidated Income Statement should therefore be reported in aggregate, to provide more relevant information to the users of the financial statements. This change in presentation has been retrospectively applied to the years ended June 30, 2020 and 2019.

The impact of the reclassification of the prior period financial statements is summarized below:

	Year Ended June 30,			Year Ended June 30,
	2020			2019
(in U.S. dollars, in thousands)	Previously reported	Currently reported	Effect of change	Previously reported	Currently reported	Effect of change
Other operating income and expenses	(779)	—	779	(752)	—	752
Finance costs	1,386	607	(779)	376	(376)	(752)

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

In June 2021, the Group announced its intention to leverage the results from a planned US trial to support potential product approvals in both the US and EU by including 20% EU patients in order to provide regulatory harmonization, cost efficiencies and streamlined timelines, without initiating an EU trial. As a result, the strategic partnership with Grünenthal has been amended, and milestone payments relating to R&D and CMC services and other development services which were linked to the Europe trial have been removed, instead the Group is eligible to receive payments up to US$112.5 million prior to product launch in the EU, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and is still considered deferred consideration as of June 30, 2021. Revenue will be recognized when the performance obligation is satisfied, which is when the clinical trial has recruited the required amount of European patients. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2021.

See Note 23(e) for further details about the Group’s revenue recognition policies.

4. Income tax benefit/(expense)

	Year Ended June 30,
(in U.S. dollars, in thousands)	2021	2020	2019
Reconciliation of income tax to prima facie tax payable
Loss from continuing operations before income tax	(99,630)	(87,355)	(98,754)
Tax benefit at the Australian tax rate of 30% (2020: 30%)	(29,889)	(26,207)	(29,626)
Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
Share-based payments expense	2,836	1,367	1,221
Research and development tax concessions	(894)	(876)	(1,486)
Foreign exchange translation gains/(losses)	313	129	(15)
Contingent consideration	(5,606)	(414)	1,880
Other sundry items	121	97	91
Current year tax expense/(benefit)	(33,119)	(25,904)	(27,935)
Adjustments for current tax of prior periods(1)	(1)	283	(18,412)
Differences in overseas tax rates	13,218	9,397	24,458
Tax benefit not recognized	19,083	6,809	12,934
Change in tax rate on Deferred tax assets	(482)	(3,412)	—
Change in tax rate on Deferred tax liability	482	3,412	—
Previously unrecognized tax losses now recouped to reduce deferred tax expense/(benefit)	—	—	—
Income tax expense/(benefit) attributable to loss before income tax	(819)	(9,415)	(8,955)
(1)

In the year ended June 30, 2019, the adjustments for current tax of prior periods includes a benefit of $18.2 million relating to a change in estimate in our current tax provision arising from a tax ruling obtained from Inland Revenue Authority of Singapore on November 15, 2018. This ruling allows the Group to claim additional deductions in relation to earn-out payments arising from the acquired MSC assets from Osiris. The Group expects to settle the related tax losses within the tax jurisdiction of Singapore at a future date. The difference in the Australian tax rate of 30% and the tax rate the Group expects to settle these deferred tax assets at in Singapore, under the tax incentives granted to the Group by the Singapore Economic Development Board, resulted in $14.0 million being recorded in differences in overseas tax rates for the year.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2021	2020	2019
Income tax expense/(benefit)
Current tax
Current tax	—	—	—
Total current tax expense/(benefit)	—	—	—

Deferred tax
(Increase)/decrease in deferred tax assets	(1,158)	(12,687)	(8,856)
(Decrease)/increase in deferred tax liabilities	339	3,272	(99)
Total deferred tax expense/(benefit)	(819)	(9,415)	(8,955)
Income tax expense/(benefit)	(819)	(9,415)	(8,955)

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

	Year Ended June 30,
(in U.S. dollars, in thousands)	2021	2020	2019
Amounts that would be recognized directly in equity if brought to account

Aggregate current and deferred tax arising in the reporting

   period and not recognized in net loss or other

   comprehensive income but which would have been

   directly applied to equity had it been brought to account:

Current tax recorded in equity (if brought to account)	(525)	(2,293)	(390)
Deferred tax recorded in equity (if brought to account)	905	1,266	879
	380	(1,027)	489

	Year Ended June 30,
(in U.S. dollars, in thousands)	2021	2020	2019
Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
Current tax recorded in equity	—	—	—
Deferred tax recorded in equity	91	(979)	—
	91	(979)	—

		As of June 30,
(in U.S. dollars, in thousands)	2021	2020	2019
Deferred tax assets not brought to account
Unused tax losses
Potential tax benefit at local tax rates	77,738	55,573	51,807
Other temporary differences
Potential tax benefit at local tax rates	7,424	6,782	3,130
Other tax credits
Potential tax benefit at local tax rates	3,220	3,220	3,220
	88,382	65,575	58,157

The Group has not brought to account $424.9 million (2020: $160.5 million, 2019: $151.0 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2021 $424.9 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.4 million recognized as deferred tax asset expire within a range of 11 to 17 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.

This benefit of tax losses will only be obtained if:

•	the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realized;
•	the Group continues to comply with the conditions for deductibility imposed by tax legislation; and
•	no changes in tax legislation adversely affect the Group in realizing the benefit from the deductions for the losses.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2021
Cash & cash equivalents	5(a)	—	—	136,881	136,881
Trade & other receivables	5(b)	—	—	4,842	4,842
Financial assets at fair value through other comprehensive income	5(c)	2,080	—	—	2,080
Other non-current assets	5(d)	—	—	1,724	1,724
		2,080	—	143,447	145,527
As of June 30, 2020
Cash & cash equivalents	5(a)	—	—	129,328	129,328
Trade & other receivables	5(b)	—	—	1,574	1,574
Financial assets at fair value through other comprehensive income	5(c)	1,871	—	—	1,871
Other non-current assets	5(d)	—	—	3,311	3,311
		1,871	—	134,213	136,084

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2021
Trade and other payables	5(e)	—	—	19,598	19,598
Borrowings	5(f)	—	—	94,245	94,245
Contingent consideration	5(g)(iii)	—	25,409	—	25,409
		—	25,409	113,843	139,252
As of June 30, 2020
Trade and other payables	5(e)	—	—	24,972	24,972
Borrowings	5(f)	—	—	89,478	89,478
Contingent consideration	5(g)(iii)	—	45,166	—	45,166
		—	45,166	114,450	159,616

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020

Cash at bank	136,430	128,916
Deposits at call(1)	451	412
	136,881	129,328

(1)	As of June 30, 2021 and June 30, 2020, interest-bearing deposits at call include amounts of $0.5 million and $0.4 million, respectively, held as security and restricted for use.

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments
(i)	Trade receivables

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Trade debtors	2,000	678
Foreign withholding tax recoverable	471	471
U.S. Tax credits	1,473	—
Security deposit	252	252
Other recoverable taxes (Goods and services tax and value-added tax)	646	173
Trade and other receivables	4,842	1,574

(ii)	Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Clinical trial research and development expenditure	2,823	3,304
Prepaid insurance and subscriptions	1,921	1,337
Other	1,760	1,005
Prepayments	6,504	5,646

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

c.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include the following classes of financial assets:

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Unlisted securities:
Equity securities	2,080	1,871
	2,080	1,871

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

(ii) Impairment indicators for financial assets at fair value through other comprehensive income

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. See Note 23(m)(iv) for further details about the Group’s impairment policies for financial assets.

(iii) Amounts recognized in other comprehensive income

For the years ended June 30, 2021, 2020 and 2019, the Group recognized in statement of comprehensive income a gain of $0.2 million, a loss of $0.4 million and a loss of $0.4 thousand respectively, for change in fair value of the financial assets through other comprehensive income.

(iv) Fair value, impairment and risk exposure

Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.

All financial assets at fair value through other comprehensive income are denominated in USD.

d.	Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Bank Guarantee	546	660
Letter of Credit	1,178	1,178
U.S. Tax credits	—	1,473
	1,724	3,311

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

Letter of credit

These funds held in an account named Mesoblast, Inc. at the Bank of America according to the terms of an irrevocable standby letter of credit which is security for the sublease agreement for our occupancy of 505 Fifth Avenue, New York, New York, United States of America. The letter of credit is security for the full and faithful performance and observance by the subtenant of the terms, covenants and conditions of the sublease. The letter of credit is deemed to automatically extend without amendment for a period of one year at each anniversary.

U.S. Tax credits

The Group filed a return during the year ended June 30, 2021, to claim a refund from the Internal Revenue Service (“IRS”) of the tax credit arising from prior years Alternative Minimum Tax. This was a result of the changes in the U.S. corporate income tax legislation with the Tax Act. The refund is expected to be received within one year and has therefore been recorded in trade and other receivables for the year ended June 30, 2021.

(ii) Impairment and risk exposure

No other non-current assets are either past due or impaired.

e.	Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Trade payables and other payables	19,598	24,972
Trade and other payables	19,598	24,972

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Borrowings
Secured liabilities:
Borrowing arrangements	80,000	80,000
Less: transaction costs	(6,751)	(6,738)
Amortization of carrying amount, net of payments made	20,996	16,216
	94,245	89,478

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Borrowings
Current	53,200	32,455
Non-current	41,045	57,023
	94,245	89,478

(i) Borrowing arrangements

Hercules

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. The loan matures in March 2022.

In May 2021, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to October 1, 2021. In August 2021, as disclosed in Note 15, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Principal repayments can be further deferred to March 2022, subject to achieving certain milestones.

Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. At June 30, 2019, in line with increases in the U.S prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, 2019, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2021, in line with the terms of the loan agreement. As at June 30, 2021, the Group recognized $2.2 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2021 and 2020, the Group recognized gains of $0.4 million and $1.3 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurement gains relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility due to amendments to the agreement which have occurred during the year ended June 30, 2021. The Group have pledged substantially all of our assets as collateral under the loan facility with Hercules.

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

All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the year ended June 30, 2021, the Group recognized a gain of $4.8 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines. In the year ended June 30, 2020 the Group recognized a loss of $0.7 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.

As at June 30, 2021, the Group has recognized a current liability of $0.3 million which represents the present value of $0.4 million loan administration fee which is payable annually in June.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s floating rate loan with the senior creditor, Hercules. The Group have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

(ii) Compliance with loan covenants

Our loan facilities with Hercules and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group has an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Hercules where the Group are obliged to maintain certain levels of cash in the United States, and a minimum unrestricted cash balance equal to the lesser of: four months liquidity (defined as the prior four calendar months net cash outflows in operating activities and investing activities, excluding amounts for extraordinary, non-recurring, not regularly scheduled or onetime proceeds and amounts) plus any balance of accounts payable not paid after the 120th day following the invoice date for such accounts payable; and the outstanding loan balance.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2021 and during the year ended June 30, 2020.

(iii)	Net debt reconciliation

(in U.S. dollars, in thousands)	As of June 30,

	2021	2020
Cash and cash equivalents	136,881	129,328
Borrowings	(94,245)	(89,478)
Lease liabilities	(11,250)	(9,836)
Net Debt(1)	31,386	30,014

Cash and cash equivalents	136,881	129,328
Gross debt - fixed interest rates	(52,631)	(49,414)
Gross debt - variable interest rates	(52,864)	(49,900)
Net Debt(1)	31,386	30,014
(1)	Net debt amount includes leases and borrowing arrangements

	Liabilities from financing activities			Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2020	(89,478)	(9,836)	(99,314)	129,328	30,014
Cash Flows(1)	—	2,931	2,931	6,138	9,069
Remeasurement of borrowing arrangements	5,225	—	5,225	—	5,225
Other Changes(2)	(9,992)	(3,604)	(13,596)	—	(13,596)
Acquisition – leases	—	(395)	(395)	—	(395)
Foreign exchange adjustments	—	(346)	(346)	1,415	1,069
Net Debt as at June 30, 2021	(94,245)	(11,250)	(105,495)	136,881	31,386

(1)	Cash flows include the payments of lease liabilities which are presented as financing cash flows in the statement of cash flows.
(2)

Other changes include modification of leases, accrued interest expense and interest payments for borrowings and leases which are presented as operating cash flows in the statement of cash flows when paid.

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.Recognized fair value measurements

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2021 and June 30, 2020 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2021
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	2,080	2,080
Total Financial Assets		—	—	2,080	2,080

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	25,409	25,409
Total Financial Liabilities		—	—	25,409	25,409

As of June 30, 2020
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,871	1,871
Total Financial Assets		—	—	1,871	1,871

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	45,166	45,166
Total Financial Liabilities		—	—	45,166	45,166

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

(ii) Valuation techniques used.

The Group did not hold any level 1 or 2 financial instruments as at June 30, 2021 or June 30, 2020.

The Group’s level 3 assets consist of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2021 and June 30, 2020. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2021 and June 30, 2020. The Group used discounted cash flow analysis to determine the fair value measurements of level 3 instruments.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended June 30, 2021 and June 30, 2020:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2019	47,534
Amount used during the period	(988)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(1,380)
Closing balance - June 30, 2020	45,166

Opening balance - July 1, 2020	45,166
Amount used during the period	(1,070)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(18,687)
Closing balance - June 30, 2021	25,409

(1)

In the year ended June 30, 2020, a gain of $1.3 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain is a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(2)

In the year ended June 30, 2021, a gain of $18.7 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success and developmental timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,	Fair value as of June 30,	Valuation	Unobservable	Year Ended June 30,	Year Ended June 30,	Relationship of unobservable inputs to
Description	2021	2020	technique	inputs(1)	2021	2020	fair value
Contingent consideration provision	25,409	45,166	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended 30 June, 2021: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.3%.

Year ended June 30, 2020: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.4%.

				Expected unit sales price	n/a	n/a

Year ended 30 June, 2021: A change in the price assumptions by 10% would increase/decrease the fair value by 3%.

Year ended June 30, 2020: A 10% increase/decrease in the price assumptions adopted would increase/decrease the fair value by 3%.

				Expected sales volumes	n/a	n/a

Year ended 30 June, 2021: A change in the volume assumptions by 10% would increase/decrease the fair value by 3%.

Year ended June 30, 2020: A 10% increase/decrease in sales volume assumptions adopted would increase/decrease the fair value by 3%.

				Probability of success	Various	Various

Year ended 30 June, 2021: A change in the probability of success assumptions by 10% and 20% would increase/decrease the fair value by 8.6% and 17.3%, respectively.

Year ended June 30, 2020: A 10% and 20% increase in the probability of success assumptions would increase the fair value by 9% and 12.9%, respectively, and a 10% and 20% decrease in the probability of success assumptions would decrease the fair value by 9% and 18%, respectively.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the years ended June 30, 2021 and June 30, 2020, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model, drawing on both internal and external sources. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication the Group determines the probability of success based on the current development status within each jurisdiction. Cash flows relevant to each jurisdiction are discounted appropriately based on the probability of success assumed. The remeasurement charged to the consolidated income statement in the year ended June 30, 2021 was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success and development timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020. These assumptions have been updated to reflect current expectations based on the Group’s discussions with the FDA for potential approval of this BLA. When the outcome of the request for approval is known, this could change the key assumptions and a further remeasurement of contingent consideration, up or down, could occur.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2021	2020
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	18,328	28,801
Fair value of royalty payments from commercialization of the intellectual property acquired	7,081	16,365
	25,409	45,166

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

Expected unit sales prices:	Expected market sale price of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.
Expected sales volumes:	Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.
Probability of success:

Expected cash flows used to measure contingent consideration are risk adjusted for the probability of successful development of products. This assumption is reviewed as part of the valuation process outlined above.

6. Non-financial assets and liabilities

a.	Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total

Year Ended June 30, 2020
Opening net book amount	204	376	246	826
Additions	1,393	458	152	2,003
Exchange differences	(2)	9	43	50
Disposals	—	—	(1)	(1)
Depreciation charge	(259)	(136)	(190)	(585)
Closing net book value	1,336	707	250	2,293

As of June 30, 2020
Cost	5,598	1,766	3,182	10,546
Accumulated depreciation	(4,262)	(1,059)	(2,932)	(8,253)
Net book value	1,336	707	250	2,293

Year Ended June 30, 2021
Opening net book amount	1,336	707	250	2,293
Additions	1,427	138	156	1,721
Exchange differences	(75)	89	9	23
Depreciation charge	(735)	(123)	(158)	(1,016)
Closing net book value	1,953	811	257	3,021

As of June 30, 2021
Cost	6,955	2,009	3,505	12,469
Accumulated depreciation	(5,002)	(1,198)	(3,248)	(9,448)
Net book value	1,953	811	257	3,021

(i) Depreciation methods and useful lives

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:

•	Plant and equipment 3 – 15 years
•	Office furniture and equipment 3 – 10 years
•	Computer hardware and software 3 – 4 years

See Note 23(o) for other accounting policies relevant to property, plant and equipment.

b.Leases

(i) Amounts recognized on the balance sheet

Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2020
Opening net book amount	—	—	—
Initial recognition under IFRS 16 adoption	4,897	—	4,897
Additions	—	3,844	3,844
Reassessment	321	998	1,319
Exchange differences	51	—	51
Depreciation charge	(1,509)	(624)	(2,133)
Closing net book value	3,760	4,218	7,978

As of June 30, 2020
Cost	5,269	4,842	10,111
Accumulated depreciation	(1,509)	(624)	(2,133)
Net book value	3,760	4,218	7,978

Year Ended June 30, 2021
Opening net book amount	3,760	4,218	7,978
Additions	395	—	395
Reassessment	2,721	842	3,563
Exchange differences	232	—	232
Depreciation charge	(1,691)	(1,358)	(3,049)
Closing net book value	5,417	3,702	9,119

As of June 30, 2021
Cost	8,665	5,684	14,349
Accumulated depreciation	(3,248)	(1,982)	(5,230)
Net book value	5,417	3,702	9,119

Lease liabilities

	As of June 30,
	2021	2020
Current	2,765	3,519
Non-current	8,485	6,317
Lease liabilities included in the statement of financial position	11,250	9,836

The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases is $0.6 million for the year ended June 30, 2021 and $0.5 million for the year ended June 30, 2020. In the year ended June 30, 2021 and 2020, total payments associated with lease liabilities were $3.5 million and $2.4 million, respectively.

Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short term leases was $3.6 million for the year ended June 30, 2021 and $0.6 million for the year ended June 30, 2020.

(ii) Depreciation methods and useful lives of right-of use assets

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. Depreciation for leases for the years ended June 30, 2021 and 2020 was $1.7 million and $1.5 million, respectively.

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

A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement entered into with Lonza in October 2019 for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric acute graft versus host disease in the US market. Management has determined that this agreement has a non-cancellable lease term of 4.5 years, at which time the Group has the option to exercise an extension or terminate the agreement.

As of June 30, 2021, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $5.0 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the initial non-cancellable lease term of 4.5 years as it is not reasonably certain the Group will extend the agreement.

See Note 1(iii) and Note 23v for other accounting policies relevant to lease accounting.

c.	Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2020
Opening net book amount	134,453	1,744	427,779	19,150	583,126
Additions	—	50	—	—	50
Exchange differences	—	(2)	—	1	(1)
Amortization charge	—	(119)	—	(1,455)	(1,574)
Closing net book amount	134,453	1,673	427,779	17,696	581,601

As of June 30, 2020
Cost	134,453	2,862	489,698	24,000	651,013
Accumulated amortization	—	(1,189)	—	(6,304)	(7,493)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,673	427,779	17,696	581,601

Year Ended June 30, 2021
Opening net book amount	134,453	1,673	427,779	17,696	581,601
Additions	—	500	—	—	500
Exchange differences	—	1	—	21	22
Amortization charge	—	(102)	—	(1,475)	(1,577)
Closing net book amount	134,453	2,072	427,779	16,242	580,546

As of June 30, 2021
Cost	134,453	3,407	489,698	23,999	651,557
Accumulated amortization	—	(1,335)	—	(7,757)	(9,092)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	2,072	427,779	16,242	580,546

(i) Carrying value of in-process research and development acquired by product

	As of June 30,	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	102,698	102,698
	427,779	427,779

(1)	Includes rexlemestrocel-L (MPC-150-IM) for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction
(2)	Includes MPC-300-IV for the treatment of biologic-refractory rheumatoid arthritis and diabetic nephropathy
(3)	Includes remestemcel-L for the treatment of children with SR-aGVHD and remestemcel-L for the treatment of Crohn’s disease

For all products included within the above balances, the underlying currency of each item recorded is USD.

(ii) Amortization methods and useful lives

The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:

•	Acquired licenses to patents 7 – 16 years
•	Current marketed products 15 – 20 years

See Note 23(p) for the other accounting policies relevant to intangible assets and Note 23(j) for the Group’s policy regarding impairments.

(iii) Significant estimate: Impairment of goodwill and assets with an indefinite useful life

The Group tests annually whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 23(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of certain assumptions. A full annual impairment assessment was performed at March 31, 2021 and no impairment of the in-process research and development and goodwill was identified.

(iv) Impairment tests for goodwill and intangible assets with and indefinite useful life

The Group has recognized goodwill as a result of two separate acquisitions. Goodwill of $118.4 million was recognized on acquisition of Angioblast Systems Inc. in 2010, $13.9 million was recognized on the acquisition of the MSC assets from Osiris (“MSC business combination”) in 2013 and $2.1 million was recognized on finalization of the MSC business combination of Osiris in 2015. In all cases the goodwill recognized represented excess in the purchase price over the net identifiable assets and in-process research and development acquired in the transaction.

On acquisition, goodwill was not able to be allocated to the cash generating unit (“CGU”) level or to a group of CGU given the synergies of the underlying research and development. For the purpose of impairment testing, goodwill is monitored by management at the operating segment level. The Group is managed as one operating segment, being the development of cell technology platform for commercialization.

IFRS requires that acquired in-process research and development be measured at fair value and carried as an indefinite life intangible asset subject to annual impairment reviews. The Group have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 and $24.0 million was reclassified to current marketed products upon the TEMCELL asset becoming available for use in Japan. In 2016, the Group fully impaired $61.9 million of in-process research and development relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood, as the Group suspended further patient enrollment of the Phase IIa MPC-MICRO-IO clinical trial and the Phase III MPC-CBE clinical trial as the Group prioritized the funding of our Tier 1 product candidates. The remaining carrying amount of in-process research and development as at June 30, 2021 and June 30, 2020 was $427.8 million. The Group still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed.

In-process research and development acquired is considered to be an indefinite life intangible asset on the basis that it is incomplete and cannot be used in its current form (see Note 23(p)(iii)). The intangible asset’s life will remain indefinite until such time it is completed and commercialized or impaired. The carrying value of in-process research and development is a separate asset which has been subject to impairment testing at the cash generating unit level, which has been determined to be at the product level.

The recoverable amount of both goodwill and in-process research and development was assessed as of March 31, 2021 based on the fair value less costs to dispose. Management assess for indicators of impairment as at June 30, 2021 including considering events up to the date of the approval financial statements. No impairment as at June 30, 2021, was identified.

(v) Key assumptions used for fair value less costs to dispose calculations

In determining the fair value less costs to dispose the Group has given consideration to the following internal and external indicators:

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

•	the scientific results and progress of the trials since acquisition;
•	the market capitalization of the Group on the ASX (ASX:MSB) on the impairment testing date of March 31, 2021; and
•	the valuation of the Group’s assets from an independent valuation as of March 31, 2020.

Costs of disposal were assumed to be immaterial as at March 31, 2021.

Discounted cash-flows used a real post-tax discount rate range of 13.8% to 15.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 12 to 24 years.

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

(vi) Impact of possible changes in key assumptions

The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets as at June 30, 2021 to exceed its recoverable amount.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development of our technology platform. If the Group is unable to successfully develop our technology platforms, an impairment of the carrying amount of our intangible assets may result.

d.	Provisions

	As of			As of
	June 30, 2021			June 30, 2020
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	10,764	14,645	25,409	19,699	25,467	45,166
Employee benefits	4,195	47	4,242	5,748	83	5,831
Provision for license agreements	3,751	2,325	6,076	3,750	2,013	5,763
	18,710	17,017	35,727	29,197	27,563	56,760

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

Employee benefits include accrued annual leave. As of June 30, 2021 and 2020, the entire amount of the accrual was $1.0 million and $0.8 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2021 and 2020.

e.	Deferred tax balances

(i) Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	71,916	72,899
Other temporary differences	8,248	6,196
Total deferred tax assets	80,164	79,095

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	80,164	79,825
Total deferred tax liabilities	80,164	79,825
Net deferred tax liabilities	—	730

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2019	(61,742)	(3,687)	76,553	11,124
Charged/(credited) to:
- profit or loss	(10,727)	(1,960)	3,272	(9,415)
- directly to equity	(430)	(549)	—	(979)
As of June 30, 2020	(72,899)	(6,196)	79,825	730
Charged/(credited) to:
- profit or loss	1,449	(2,609)	339	(821)
- directly to equity	(466)	557	—	91
As of June 30, 2021	(71,916)	(8,248)	80,164	—

(1)	Deferred tax assets are netted against deferred tax liabilities.

f.	Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Opening balance(1)(2)	2,500	10,000
Milestone consideration received during the period(2)	—	2,500
Amount recognized as revenue during the period(1)	—	(10,000)
Balance as of the end of the period	2,500	2,500

(1)

The $10.0 million opening balance in deferred consideration represents the portion of the $20.0 million upfront technology access fee received from Tasly that had not been recognized as revenue. In accordance with the Group’s accounting policy, revenue related to the licensing of intellectual property is only recognized to the extent that control has been transferred to the customer. In the year ended June 30, 2020, the Group recognized the remaining $10.0 million of the upfront technology access fee received in revenue as the control for this portion of revenue was transferred to Tasly based on our decision regarding the exercise of our rights in the terms and conditions of the agreement.

(2)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2021.

7. Equity

a.	Contributed equity

(i) Share capital

	As of June 30,
	2021	2020	2019	2021	2020	2019
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	648,696,070	583,949,612	498,626,208	1,163,153	1,051,450	910,405
Less: Treasury Shares	(771,983)	(3,500,000)	(3,500,000)	—	—	—
Total Contributed Equity	647,924,087	580,449,612	495,126,208	1,163,153	1,051,450	910,405

(ii) Movements in ordinary share capital

	As of June 30,			As of June 30,
	2021	2020	2019	2021	2020	2019
	Shares No.			(U.S. dollars, in thousands)
Opening balance	583,949,612	498,626,208	482,639,654	1,051,450	910,405	889,481
Issues of ordinary shares during the period
Exercise of share options(1)	—	4,223,404	313,108	9,223	4,364	258
Transfer to employee share trust(1)	3,450,000	—		—	—
Share based compensation for services rendered	1,187,168	600,000	1,209,187	1,867	864	1,170
Placement of shares under a share placement agreement(2)(3)	60,109,290	80,500,000	14,464,259	97,031	139,483	20,000
Transaction costs arising on share issue	—	—	—	(1,312)	(6,871)	(817)
Total contributions of equity during the period	64,746,458	85,323,404	15,986,554	106,809	137,840	20,611

Share options reserve transferred to equity on exercise of options	—	—	—	4,894	3,205	313
Ending balance	648,696,070	583,949,612	498,626,208	1,163,153	1,051,450	910,405

(1)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. From July 1, 2020, unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee. Prior to July 1, 2020, the shares issued and share capital received on the exercise of options were recorded in ordinary share capital.

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

(3)

In March 2021, 60,109,290 shares were issued in an equity purchase of Mesoblast Limited at A$2.30 per share to existing and new institutional investors, representing a 6.50% discount to the price calculated at the close of trading February 25, 2021. The investors also received warrants to acquire a further 15 million shares at a price of A$2.88 per share, a 25% premium to the placement price, which may raise up to a further A$43.2 million, on or before March 15, 2028. These warrants have been classified within warrant reserves, refer to Note 7(c).

(iii) Movements of shares in share trust

	As of June 30		As of June 30
	2021	2020	2021	2020
	Shares No.		(U.S. dollars, in thousands)
Opening balance(1)	3,500,000	3,500,000	—	—
Movement of shares in share trust
Transfer to employee share trust(2)	3,450,000	—	—	—
Exercise of share options(2)	(6,178,017)	—	—	—
Ending balance	771,983	3,500,000	—	—
(1)

In July 2020, the Group formed the Mesoblast Employee Share Trust, being a new trust formed to administer the Group’s employee share scheme. Prior to forming the new trust, the Group had been using the Mesoblast Limited Employee Share Trust for administering some aspects of the Group’s employee share scheme. In July 2020, 3,500,000 shares were transferred from Mesoblast Limited Employee Share Trust to the new Mesoblast Employee Share Trust. These trusts have been consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

(2)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. From July 1, 2020, unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee. Prior to July 1, 2020, the shares issued and share capital received on the exercise of options were recorded in ordinary share capital.

(iv) Ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the Group in equal proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands. Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

(v) Employee share options

Information relating to the Group’s employee share option plan, including details of shares issued under the scheme, is set out in Note 17.

b.	Reserves

(i) Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2021	2020
Share-based payments reserve	92,855	85,330
Investment revaluation reserve	(220)	(429)
Foreign currency translation reserve	(39,791)	(38,267)
Warrants reserve	12,969	—
	65,813	46,634

(ii) Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2021	2020
Opening balance	85,330	80,034
Tax credited / (debited) to equity	(91)	979
Transfer to ordinary shares on exercise of options	(4,894)	(3,205)
Share-based payment expense for the year	12,510	7,522
Closing Balance	92,855	85,330

Investment revaluation reserve
Opening balance	(429)	17
Changes in the fair value of financial assets through other comprehensive income	209	(446)
Closing Balance	(220)	(429)

Foreign currency translation reserve
Opening balance	(38,267)	(39,413)
Currency gain/(loss) on translation of foreign operations net assets	(1,524)	1,146
Closing Balance	(39,791)	(38,267)

Warrant reserve
Opening balance	—	—
Warrants fair value at issue date - March 18, 2021	12,969	—
Closing Balance	12,969	—

(iii) Nature and purpose of reserves

Share-based payment reserve

The share-based payments reserve is used to recognize:

•	the fair value(1) of options issued but not exercised; and
•	the fair value(1) of deferred shares granted but not yet vested.

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

Warrants reserve

In March 2021, the Group completed a A$138.0 million (US$110.0 million) private placement of 60,109,290 new fully-paid ordinary shares at a price of A$2.30. As part of this placement, the Group also issued one warrant for every four ordinary shares issued in the placement, which resulted in a further 15,027,327 warrants issued. Each warrant has an exercise price of A$2.88 per share and a 7 year term. The Group has a right to compel exercise of the warrants at any time, subject to the price of the Group’s ordinary shares trading at least A$4.32 for 45 consecutive days on the ASX. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

The terms of the warrants include certain anti-dilution clauses, which adjust the exercise price or conversion ratio in the event of a rights issue or bonus issue. Management analyzed these clauses and determined the fixed-for-fixed requirement was still satisfied because the relative rights of shareholders and warrant holders were maintained. Therefore the warrants were classified as equity. The warrants were initially measured in equity at fair value, which was determined using a Monte Carlo simulation (refer to Note 7(b)(iv)), with the residual consideration being attributed to the ordinary shares issued in the same transaction. The warrants are not remeasured for subsequent changes in fair value.

(iv) Fair value of warrants

The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Monte Carlo pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date.

Assumption	At Issue date - March 18, 2021	Rationale
Share Price	A$2.41	Closing share price on valuation date from external market source
Exercise Price	A$2.88	As per subscription agreement
Expected Term	7 years	As per subscription agreement
Dividend Yield	0%	Based on Company’s nil dividend history
Expected Volatility	66.88%	Based on historical volatility data for the Company
A$-US$ FX Spot Rate	0.7827	Closing FX rate on valuation date from the Reserve Bank of Australia historical foreign exchange rate tables
Risk Free Interest Rate	1.24%	Based on the mid-point of the Australian Government issued 5 year and 10 year bonds
Fair value per warrant	A$1.103 US$0.863	Determined using Monte Carlo pricing models with the inputs above
Fair value	$12,968,583	Fair value of 15,027,327 warrants as at issue date

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2021	2020	2019
Cash at bank	136,430	128,916	50,005
Deposits at call	451	412	421
	136,881	129,328	50,426

(in U.S. dollars, in thousands)	Year Ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2021	2020	2019
Loss for the period	(98,811)	(77,940)	(89,799)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	4,264	3,667	2,139
Foreign exchange (gains)/losses	(1,499)	(302)	(154)
Finance costs	10,004	8,800	6,914
Remeasurement of borrowing arrangements	(5,225)	(607)	376
Remeasurement of contingent consideration	(18,687)	(1,380)	6,264
Payment for services rendered in shares	—	—	620
Equity settled share-based payment	12,510	7,522	4,368
Deferred tax benefit	(819)	(9,415)	(8,955)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	(1,739)	890	4,974
Decrease/(increase) in prepayments	(213)	2,292	5,237
Decrease/(increase) in tax assets	—	1,499	1,729
Increase/(decrease) in trade creditors and accruals	(5,061)	12,508	(3,972)
Increase/(decrease) in provisions	(1,405)	3,601	2,469
Increase/(decrease) in deferred consideration	—	(7,500)	10,000
Net cash outflows used in operations	(106,681)	(56,365)	(57,790)

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

Significant estimates and judgments

The areas involving significant estimates or judgments are:

•	recognition of revenue (Note 3 and Note 23(e));
•	fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 13);
•	recoverable amount of goodwill and other intangible assets including in-process research and development (Note 6(c));
•	useful life of intangible assets (Note 6(c));
•	recognition of deferred tax assets and deferred tax liabilities (Note 4);
•	accrued research and development and manufacturing commercialization expenses (Note 5(e));
•	fair value of share-based payments (Note 17);
•	fair value of borrowings (Note 5(f)); and
•	recognition of pre-launch inventory costs (Note 23(f)).

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

(i) Currency risk

The Group has foreign currency amounts owing relating to clinical, regulatory and overhead activities and foreign currency deposits held primarily in the Group’s Australian based entity, whose functional currency is the A$. The Group also has foreign currency amounts owing in the Group’s Swiss and Singapore based entities, whose functional currencies are the US$. The Group also has foreign currency amounts owing in various other non-US$ currencies in A$ and US$ functional currency entities in the Group relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the Group’s financial performance.

Currency risk is minimized by ensuring the proportion of cash reserves held in each currency matches the expected rate of spend of each currency.

As of June 30, 2021, the Group held 89% of its cash in USD, and 11% in AUD. As of June 30, 2020 the Group held 86% of its cash in USD, and 14% in AUD.

The balances held at the end of the year that give rise to currency risk exposure are presented in USD in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2021 and June 30, 2020 would have had on the Group’s reported net profits/(losses) and/or equity balance.

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2021	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 2	$0	$(0)
Bank accounts - CHF	CHF 68	$15	$(15)
Bank accounts - SGD	SGD 33	$5	$(5)
Bank accounts - EUR	EUR 147	$35	$(35)
Trade and other receivables - SGD	SGD 369	$55	$(55)
Trade and other receivables - CHF	CHF 5	$1	$(1)
Trade and other receivables - EUR	EUR 136	$32	$(32)
Trade payables and accruals - USD	(USD 1,792)	$(358)	$358
Trade payables and accruals - AUD	(AUD 392)	$(59)	$59
Trade payables and accruals - SGD	(SGD 356)	$(53)	$53
Trade payables and accruals - GBP	(GBP 47)	$(13)	$13
Trade payables and accruals - EUR	EUR (53)	$(13)	$13
Trade payables and accruals - CHF	(CHF 53)	$(12)	$12
Provisions - USD	(USD 1,750)	$(350)	$350
Provisions - SGD	(SGD 94)	$(14)	$14
		$(729)	$729

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2020	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts - USD	USD 402	$80	$(80)
Bank accounts - CHF	CHF 87	$18	$(18)
Bank accounts - SGD	SGD 112	$16	$(16)
Bank accounts - EUR	EUR 46	$10	$(10)
Trade and other receivables - SGD	SGD 141	$20	$(20)
Trade and other receivables - CHF	CHF 2	$0	$(0)
Trade and other receivables - EUR	EUR 43	$10	$(10)
Trade payables and accruals - USD	(USD 4,872)	$(974)	$974
Trade payables and accruals - AUD	(AUD 731)	$(100)	$100
Trade payables and accruals - SGD	(SGD 124)	$(18)	$18
Trade payables and accruals - GBP	(GBP 60)	$(15)	$15
Trade payables and accruals - EUR	(EUR 124)	$(28)	$28
Trade payables and accruals - CHF	(CHF 37)	$(8)	$8
Provisions - USD	(USD 0)	$(350)	$350
Provisions - SGD	(SGD 98)	$(14)	$14
		$(1,353)	$1,353

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

The Group did not enter into any interest rate swaps during the year ended June 30, 2021.

The exposure of the Group’s borrowing to interest rate changes are as follows:

	As of		As of
	June 30, 2021		June 30, 2020
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Variable rate borrowings - Hercules	52,864	55%	27,949	31%
Non-current borrowings
Variable rate borrowings - Hercules	—	0%	21,951	25%
	52,864	55%	49,900	56%

An analysis by maturities is provided in Note 10(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2021 and June 30, 2020. The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	June 30, 2021			June 30, 2020
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Borrowings - USD	9.70%	9.70%	52,864(1)	9.70%	9.70%	49,900(1)
Rate increase by 5%	10.19%	10.19%	243	10.19%	10.19%	243
Rate decrease by 5%	9.22%	9.22%	(243)	9.22%	9.22%	(243)

(1)	Effect on profit/loss of interest rate changes is based on the loan principal amount of $50.0 million as of June 30, 2021 and June 30, 2020.

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

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2021 and June 30, 2020. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of			As of
	June 30, 2021			June 30, 2020
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Funds invested - USD	0.00%(1)	0.00%(1)	107,564	0.03%	0.03%	102,925
Rate increase by 10%	0.03%(1)	0.03%(1)	32	0.03%	0.03%	3
Rate decrease by 10%	0.03%(1)	0.03%(1)	(32)	0.03%	0.03%	(3)

AUD	Low	High	AUD	Low	High	AUD
Funds invested - AUD	0.24%	0.24%	600	0.86%	0.86%	600
Rate increase by 10%	0.26%	0.26%	0	0.95%	0.95%	1
Rate decrease by 10%	0.22%	0.22%	(0)	0.77%	0.77%	(1)

(1)	The interest rate reduced to 0% for the year ended June 30, 2021. The sensitivity assumes the interest rate to increase or decrease by 0.03%, which is the opening rate on July 1, 2020.

(iii) Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	June 30, 2021		June 30, 2020
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Borrowings - NovaQuest	336	0%	4,506	5%
Non-current borrowings
Borrowings - NovaQuest	41,045	45%	35,072	39%
	41,381	45%	39,578	44%

As at June 30, 2021, all other factors held constant, a 20% increase in the forecast net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $0.2 million, whereas a 20% decrease in the net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $0.3 million.

The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2021, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(g)(iv).

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The Group does not generally have trade receivables. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	451	412
Cash at bank (Note 5(a)) - minimum A rated	136,430	128,916
Trade and other receivables
Receivable from other parties (non-rated)	2,122	801
Receivable from the Australian Government (Income Tax)	—	—
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from minimum A rated bank deposits (interest)	257	250
Receivable from the Australian Government (Goods and Services Tax)	388	171
Receivable from the United States Government (Income Tax)	3	—
Receivable from the Swiss Government (Value-Added Tax)	—	2
Receivable from the United States Government (U.S. tax credits)	1,473	—
Other non-current assets
Receivable from the United States Government (U.S. tax credits)	—	1,473

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2021 and June 30, 2020 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of June 30, 2021, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(57,378)	(5,558)	(79,150)	—	(142,086)	(94,245)
Trade payables	(19,598)	—	—	—	(19,598)	(19,598)
Lease liabilities	(3,373)	(3,400)	(5,894)	—	(12,667)	(11,250)
Contingent consideration(3)	(1,019)	(1,824)	(13,046)	—	(15,889)	(7,081)
	(81,368)	(10,782)	(98,090)	—	(190,240)	(132,174)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2021 without taking into account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of pediatric SR-aGVHD.

(3)

In relation to the contractual maturities of the royalty payments related to contingent consideration, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of children and adults with aGVHD. The carrying amount reflects the discounted and probability adjusted contractual balance. Product royalties will be payable in cash which will be funded from royalties received from net sales. With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. The carrying amount reflects the discounted and probability adjusted contractual balance related to royalty payments.

11. Capital management

The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.

12. Interests in other entities

The Group’s subsidiaries as of June 30, 2021 and 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated on November 15, 2018 in the Cayman Islands however operates in Hong Kong.

	Country of	Class of
	incorporation	shares	Equity holding
			As of June 30,
			2021	2020
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
Mesoblast International (UK) Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd	Cayman Islands	Ordinary	100	100

13. Contingent assets and liabilities

a.	Contingent assets

The Group did not have any contingent assets outstanding as of June 30, 2021 and June 30, 2020.

b.	Contingent liabilities

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

(ii) Other contingent liabilities

The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2021, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.

14. Commitments

a.	Capital commitments

The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2021 and June 30, 2020.

b.	Purchase commitments

In December 2019, the Group commenced production under its manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. As a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L on September 30, 2020, in March 2021 the Group entered an agreement to reduce the remaining minimum financial commitment of its manufacturing service with Lonza through to November 2021, with an option to extend the non-cancellable term to June 2024 at the Group’s discretion. In June 2021, the Group exercised the option to extend the non-cancellable term of this agreement to June 2024.

  This agreement contains lease and non-lease components. As of June 30, 2021, the agreement contains a minimum remaining financial commitment of the non-lease component of $24.0 million, payable until June 2024. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2021, the lease component is $5.0 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c).

The group have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2021, the Group had $9.6 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services, which are expected to be paid through 2022. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

The Group did not have any other purchase commitments as of June 30, 2021.

15. Events occurring after the reporting period

In August 2021, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Presentation at June 30, 2021 has not been changed as a result of this amendment.

There were no other events that have occurred after June 30, 2021 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions

a.	Parent entity

The parent entity within the Group is Mesoblast Limited.

b.	Subsidiaries

Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.

c.	Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below

	Year Ended June 30,
(in U.S. dollars)	2021	2020
Short-term employee benefits	2,401,749	2,483,862
Long-term employee benefits	12,646	11,366
Post-employment benefits	36,444	34,294
Share based payments	1,469,698	1,146,965
	3,920,537	3,676,487

d.	Transactions with other related parties

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

Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2021, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

The exercise price is determined by reference to the Company policy. Generally the exercise price is the higher of the volume weighted average share price of the five ASX trading days up to Board approval of the grant, and the last closing price of an ordinary share on the ASX at Board approval. In the case of options that have time-based vesting conditions only, the board of directors adds a 10% premium to the market price. Options with performance based vesting conditions are issued with no premium. The board of directors’ policy is not to issue options at a discount to the market price.

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

a.	Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22	AUD 4.20	2,268,334	—	(515,000)	—		1,753,334	1,753,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	2,638,334	—	(769,355)	(10,000)		1,858,979	1,858,979
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	(116,666)	(83,334)		—	—
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	30-Jun-22(2)	AUD 2.20	900,000	—	(900,000)	—		—	—
35a	18-Jul-20	30-Jun-22	AUD 2.86	—	1,500,000	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.31	923,000	—	(300,000)	—		623,000	623,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	2,519,064	—	(426,668)	(141,666)	*	1,950,730	1,809,064
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	(300,000)	—		—	—
37	28-Jun-17	27-Jun-24	AUD 2.23	150,000	—	(150,000)	—		—	—
38	16-Sep-17	15-Sep-24	AUD 1.54	66,666	—	(16,666)	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,655,000	—	(565,000)	—		1,090,000	1,090,000
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,302,425	—	(400,000)	—		902,425	902,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	133,334
43	18-Jul-18	17-Jul-25	AUD 1.87	5,398,334	—	(944,998)	(251,670)	*	4,201,666	2,526,653
43b	18-Jul-18	17-Jul-25	AUD 1.87	350,000	—	—	—		350,000	233,334
44	15-Jul-18	14-Jul-25	AUD 1.72	300,000	—	(150,000)	—		150,000	50,000
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	393,332
46	19-Jan-19	18-Jan-26	AUD 1.45	5,000	—	(1,667)	—		3,333	1,667
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	300,000	—	—	—		300,000	200,000
49	20-Jul-19	19-Jul-26	AUD 1.62	4,690,000	—	(523,661)	(6,666)		3,638,671	1,030,310
49	20-Jul-19	19-Jul-26	AUD 1.62		—		(521,002)	*
49a	20-Jul-19	19-Jul-26	AUD 1.47	5,500,000	—	(800,002)	(700,000)	*	3,999,998	400,001
49b	20-Jul-19	19-Jul-26	AUD 1.47	1,346,667	—	—	—		1,346,667	448,889
49c	20-Jul-19	19-Jul-26	AUD 1.47	538,667	—	—	—		538,667	179,556
50	20-Jul-19	19-Jul-26	AUD 1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	150,000	—	—	—		150,000	—
52	29-Aug-19	28-Aug-26	AUD 1.62	400,000	—	—	—		400,000	133,333
53	29-Aug-19	28-Aug-26	AUD 1.47	800,000	—	—	—		800,000	266,667
54	25-Nov-19	24-Nov-26	AUD 1.98	845,000	—	(98,334)	(11,667)		295,000	98,334
54	25-Nov-19	24-Nov-26	AUD 1.98		—		(439,999)	*
55	29-May-19	28-May-26	AUD 1.48	450,000	—	(100,000)	—		350,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	200,000	—	—	—		200,000	66,666
57	25-Nov-19	24-Nov-26	AUD 1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	AUD 1.98	450,000	—	—	—		450,000	150,000
59	24-Jan-20	23-Jan-27	AUD 3.38	—	65,000	—	(55,000)	*	10,000	3,333
60	17-Apr-20	16-Apr-27	AUD 2.51	—	57,660	—	(57,660)	*	—	—
61	17-Apr-20	16-Apr-27	AUD 2.51	—	250,000	—	(200,000)	*	50,000	16,666
63	18-May-20	17-May-27	AUD 4.02	—	1,200,000	—	—		1,200,000	400,000
63a	18-May-20	17-May-27	AUD 3.65	—	2,400,000	—	—		2,400,000	—
64	16-Jul-20	15-Jul-27	AUD 3.75	—	5,970,000	—	(1,690,000)	*	4,280,000	—
64a	16-Jul-20	15-Jul-27	AUD 3.41	—	3,400,000	—	(350,000)	*	3,050,000	—
64b	16-Jul-20	15-Jul-27	AUD 3.41	—	325,000	—	—		325,000	—
64c	16-Jul-20	15-Jul-27	AUD 3.41	—	350,000	—	—		350,000	—

64d	16-Jul-20	15-Jul-27	AUD 3.41	—	300,000	—	—		300,000	—
64e	16-Jul-20	15-Jul-27	AUD 3.41	—	1,200,000	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	AUD 5.76	—	140,000	—	(135,000)	*	5,000	—
66	11-Sep-20	10-Sep-27	AUD 4.78	—	200,000	—	—		200,000	—
67	08-Oct-20	07-Oct-27	AUD 3.84	—	240,000	—	(40,000)	*	200,000	—
68	20-Nov-20	19-Nov-27	AUD 3.60	—	200,000	—	—		200,000	—
69	20-Nov-20	19-Nov-27	AUD 3.60	—	100,000	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	AUD 2.67	—	250,000	—	—		250,000	—
73	30-Jun-21	30-Aug-21	AUD 0.00	—	45,746	—	—		45,746	45,746
June 30, 2021				38,911,491	18,193,406	(7,078,017)	(4,693,664)		45,333,216	18,389,623
Weighted average share purchase price				AUD 1.86	AUD 3.56	AUD 2.06	AUD 2.76		AUD 2.42	AUD 2.15

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)

Based on the amended terms, the incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, will expire thirty six months after the effective date, July 1, 2019.

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed /Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-19	USD 0.340	319,892	—	(319,892)	—		—	—
25b	12-Dec-14	31-Oct-19	AUD 4.49	50,000	—	—	(50,000)		—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.52	75,000	—	—	(75,000)		—	—
29	25-Nov-14	24-Nov-19	AUD 4.00	240,000	—	—	(240,000)		—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	(150,000)		—	—
31b	12-May-15	16-Feb-20	AUD 4.28	200,000	—	—	(200,000)		—	—
32	10-Jul-15	30-Jun-22	AUD 4.20	2,308,334	—	—	(40,000)		2,268,334	2,268,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	3,193,334	—	(475,000)	(70,000)		2,638,334	2,638,334
34	27-Apr-16	06-Mar-23	AUD 2.80				(10,000)	*
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	—	—		200,000	200,000
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	18-Jan-21	AUD 2.20	1,500,000	—	(600,000)	—		900,000	900,000
36	06-Dec-16	05-Dec-23	AUD 1.31	1,670,000	—	(720,334)	(26,666)		923,000	923,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	4,188,000	—	(1,527,270)	(141,666)		2,519,064	2,023,232
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	—	—		300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	150,000	—	—	—		150,000	150,000
38	16-Sep-17	15-Sep-24	AUD 1.54	100,000	—	(33,334)	—		66,666	33,334
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,978,333	—	(310,000)	(13,333)		1,655,000	999,994
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,900,000	—	(297,575)	(300,000)		1,302,425	1,302,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	500,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	133,334
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	66,667
43	18-Jul-18	17-Jul-25	AUD 1.87	5,845,000	—	(389,999)	(9,999)		5,398,334	1,544,992
43	18-Jul-18	17-Jul-25	AUD 1.87				(46,668)	*
43b	18-Jul-18	17-Jul-25	AUD 1.87	—	350,000	—	—		350,000	116,667
44	15-Jul-18	14-Jul-25	AUD 1.72	300,000	—	—	—		300,000	100,000
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	196,666
46	19-Jan-19	18-Jan-26	AUD 1.45	5,000	—	—	—		5,000	1,667
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	—	300,000	—	—		300,000	100,000
49	20-Jul-19	19-Jul-26	AUD 1.62	—	4,810,000	—	(120,000)	*	4,690,000	—
49a	20-Jul-19	19-Jul-26	AUD 1.47	—	5,500,000	—	—		5,500,000	—
49b	20-Jul-19	19-Jul-26	AUD 1.47	—	1,346,667	—	—		1,346,667	—
49c	20-Jul-19	19-Jul-26	AUD 1.47	—	538,667	—	—		538,667	—
50	20-Jul-19	19-Jul-26	AUD 1.47	—	700,000	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	—	400,000	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	—	300,000	(150,000)	—		150,000	—
52	29-Aug-19	28-Aug-26	AUD 1.62	—	400,000	—	—		400,000	—
53	29-Aug-19	28-Aug-26	AUD 1.47	—	800,000	—	—		800,000	—
54	25-Nov-19	24-Nov-26	AUD 1.98	—	845,000	—	—		845,000	—
55	29-May-19	28-May-26	AUD 1.48	—	450,000	—	—		450,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	—	200,000	—	—		200,000	—
57	25-Nov-19	24-Nov-26	AUD 1.80	—	100,000	—	—		100,000	—
58	25-Nov-19	24-Nov-26	AUD 1.98	—	450,000	—	—		450,000	—
June 30, 2020				27,737,893	17,490,334	(4,823,404)	(1,493,332)		38,911,491	15,373,646
Weighted average share purchase price				AUD 2.06	AUD 1.57	AUD 1.60	AUD 2.80		AUD 1.86	AUD 2.25

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed /Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-18	USD 0.305	26,108	—	(26,108)	—		—	—
INC	07-Dec-10	26-Oct-19	USD 0.340	319,892	—	—	—		319,892	319,892
17/LF3	09-Jul-12	08-Jul-18	AUD 6.67	150,000	—	—	(150,000)		—	—
22/LF8	04-Sep-13	27-Aug-18	AUD 6.26	225,000	—	—	(225,000)		—	—
25a (i&ii)	01-Jan-14	31-Dec-18	AUD 6.36	650,000	—	—	(650,000)		—	—
25b	12-Dec-14	31-Oct-19	AUD 4.49	50,000	—	—	—		50,000	50,000
27/LF12	05-Sep-14	30-Jun-19	AUD 4.71	2,045,000	—	—	(1,790,000)
27/LF12	05-Sep-14	30-Jun-19	AUD 4.71		—	—	(255,000)	*	—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.52	75,000	—	—	—		75,000	75,000
29	25-Nov-14	24-Nov-19	AUD 4.00	240,000	—	—			240,000	240,000
30c(2)	25-Mar-15	20-Jan-19	AUD 4.98	135,000	—	—	(135,000)		—	—
30d(2)	25-Mar-15	25-Jan-19	AUD 4.98	300,000	—	—	(300,000)		—	—
30f(2)	25-Mar-15	25-Jan-19	AUD 4.98	200,000	—	—	(200,000)		—	—
30h(2)	25-Mar-15	30-Jun-19	AUD 4.69	400,000	—	—	(400,000)		—	—
30i(2)	25-Mar-15	30-Jun-19	AUD 4.44	600,000	—	—	(600,000)		—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	—		150,000	150,000
31b	12-May-15	16-Feb-20	AUD 4.28	200,000	—	—	—		200,000	200,000
32	10-Jul-15	30-Jun-22	AUD 4.20	2,458,334	—	—	(150,000)	*	2,308,334	2,308,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	3,380,000	—	—	(186,666)	*	3,193,334	3,193,334
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	—	—		200,000	200,000
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	18-Jan-21	AUD 2.20	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.31	1,885,000	—	(75,000)	(140,000)	*	1,670,000	1,116,666
36a	06-Dec-16	05-Dec-23	AUD 1.19	4,400,000	—	(212,000)	—		4,188,000	3,000,502
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	—	—		300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	300,000	—	—	(150,000)	*	150,000	100,000
38	16-Sep-17	15-Sep-24	AUD 1.54	100,000	—	—	—		100,000	33,334
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	2,215,000	—	—	(236,667)	*	1,978,333	668,330
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,900,000	—	—	—		1,900,000	1,300,000
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	250,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52		200,000	—	—		200,000	66,667
42	11-Jul-18	10-Jul-25	AUD 1.56		200,000	—	—		200,000	—
43	18-Jul-18	17-Jul-25	AUD 1.87		5,970,000	—	(125,000)	*	5,845,000	—
44	15-Jul-18	14-Jul-25	AUD 1.72		300,000	—	—		300,000	—
45	30-Nov-18	29-Nov-25	AUD 1.33		590,000	—	—		590,000	—
46	19-Jan-19	18-Jan-26	AUD 1.45		5,000	—	—		5,000	—
47	19-Jan-19	18-Jan-26	AUD 1.45		150,000	—	—		150,000	75,000
June 30, 2019				26,329,334	7,415,000	(313,108)	(5,693,333)		27,737,893	15,572,059
Weighted average share purchase price				AUD 2.68	AUD 1.79	AUD 1.16	AUD 4.58		AUD 2.06	AUD 2.35

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)	30a to 30i were granted as remuneration for the repurchase and cancellation of 2,985,000 LFSP during the year ended 30 June 2015 (see Note 17(b)).

The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2021, 2020 and 2019 were AUD 4.42, AUD 3.47 and AUD 2.06 respectively. The weighted average remaining contractual life of share options and loan funded shares outstanding as of June 30, 2021, 2020 and 2019 were 4.49 years, 4.79 years and 4.53 years, respectively.

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

Incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, had fully vested on the agreement date and will expire thirty six months after the date of the issue of the incentive right. The terms of this agreement were amended on July 30, 2019. Under the amended terms, these incentive rights will expire thirty six months after the effective date of July 1, 2019.

35a

Additional incentive rights granted pursuant to the Amendment Deed of the Equity Facility Agreement with Kentgrove Capital, dated July 30, 2019, had fully vested on the agreement date and will expire thirty six months after the date of the issue of the incentive right.

36a & 36b

Options were granted in two or three equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

49a, 49b, 50, 50a, 53, 64b, 64c, 64d, 64e & 71

Options were granted two or three equal tranches and are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

38a, 40a, 57 & 66

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

63a

Options were granted in three or eight tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

64a

Options were granted in one, two, three or five tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

69 & 73	Options were granted in one tranche and vested on the date on which board approval was obtained

Modifications to share-based payment arrangements

There were no modifications made to share-based payment arrangements during the years ended June 30, 2019, June 30, 2020,and June 30, 2021.

c.	Fair values of share based payments

The weighted average fair value of share options granted during the years ended June 30, 2021, 2020 and 2019 were AUD 1.42, AUD 1.07 and AUD 0.95, respectively.

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

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and granted during the year ended June 30, 2021 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
61	28-Jul-20	2.51	3.60	60.95%	6.1 yrs	0%	0.44%
63	08-Apr-21	4.02	2.21	66.74%	5.5 yrs	0%	0.65%
63a	05-Jul-21	3.65	2.03	66.45%	5.3 yrs	0%	0.72%
64	28-Jul-20	3.75	3.60	60.95%	6.3 yrs	0%	0.44%
64a	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
64b	30-Jun-21	3.41	2.09	66.48%	5.5 yrs	0%	0.77%
64c	25-Nov-20	3.41	4.12	65.36%	6.0 yrs	0%	0.30%
64d	30-Jun-21	3.41	2.09	66.48%	5.5 yrs	0%	0.77%
64e	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
65	25-Sep-20	5.76	5.02	63.16%	6.3 yrs	0%	0.34%
66	16-Oct-20	4.78	3.24	65.17%	6.3 yrs	0%	0.27%
67	10-Nov-20	3.84	3.22	65.06%	6.3 yrs	0%	0.30%
68	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
69	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
71	29-Mar-21	2.67	2.35	66.81%	6.2 yrs	0%	0.66%
73	30-Jun-21	0.00	2.09	66.48%	0.2 yrs	0%	0.77%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2021 was AUD 1.98.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2020 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
43b	14-May-20	1.87	3.55	60.39%	4.5 yrs	0%	0.37%
49	17-Sep-19	1.62	1.93	54.10%	6.1 yrs	0%	0.89%
49a	15-Mar-20	1.47	1.87	55.48%	5.8 yrs	0%	0.56%
49a	17-Dec-19	1.47	1.93	53.65%	5.9 yrs	0%	0.82%
49b	27-Nov-19	1.47	1.83	53.85%	6.3 yrs	0%	0.73%
49c	27-Nov-19	1.47	1.83	53.85%	6.3 yrs	0%	0.73%
50	13-Sep-19	1.47	1.88	54.02%	6.1 yrs	0%	0.93%
50a	16-Sep-19	1.47	2.03	54.21%	6.1 yrs	0%	0.95%
51	28-Mar-20	1.47	1.17	55.60%	5.7 yrs	0%	0.45%
52	17-Dec-19	1.62	1.93	53.65%	6.0 yrs	0%	0.82%
53	26-Mar-20	1.47	1.17	58.30%	5.8 yrs	0%	0.47%
54	28-Jan-20	1.98	2.86	56.63%	6.1 yrs	0%	0.71%
56	27-Nov-19	1.83	1.83	53.80%	6.3 yrs	0%	0.73%
57	25-Nov-19	1.80	1.80	53.82%	6.3 yrs	0%	0.82%
58	10-Apr-20	1.98	1.97	57.65%	5.9 yrs	0%	0.45%
59	24-May-20	3.38	3.79	60.56%	6.0 yrs	0%	0.40%
60	25-May-20	2.51	3.79	60.56%	6.2 yrs	0%	0.40%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2020 was AUD 3.25.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2019 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
41	03-Sep-18	1.52	1.52	52.31%	5.8 yrs	0%	2.16%
43	24-Oct-18	1.87	1.70	52.78%	5.9 yrs	0%	2.27%
44	17-Jan-19	1.72	1.59	54.40%	5.6 yrs	0%	1.91%
45	20-Dec-18	1.33	1.33	54.11%	6.1 yrs	0%	2.01%
46	07-Jun-19	1.45	1.33	53.92%	5.8 yrs	0%	1.14%
47	04-Jun-19	1.45	1.33	53.95%	5.8 yrs	0%	1.19%
48	04-Apr-19	1.48	1.49	54.22%	6.1 yrs	0%	1.50%
55	29-May-19	1.48	1.48	53.98%	6.3 yrs	0%	1.18%

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

18. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2021	2020	2019
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	747,783	713,461	690,245
Other audit services(1)	91,750	14,097	—
Total remuneration of PricewaterhouseCoopers Australia	839,533	727,558	690,245

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	130,450	108,262	89,038
Total remuneration of Network firms of PricewaterhouseCoopers Australia	130,450	108,262	89,038
Total auditors' remuneration(2)	969,983	835,820	779,283

(1)	Other audit services relates to services performed in connection with the filing of registration statements on the Form S-8 and F-3.
(2)	All services provided are considered audit services for the purpose of SEC classification.

19. Losses per share

	Years Ended June 30,
	2021	2020	2019
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(16.33)	(14.74)	(18.16)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(16.33)	(14.74)	(18.16)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(16.33)	(14.74)	(18.16)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(16.33)	(14.74)	(18.16)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(98,811)	(77,940)	(89,799)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(98,811)	(77,940)	(89,799)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(98,811)	(77,940)	(89,799)

	2021 Number	2020 Number	2019 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	605,064,036	528,821,630	494,381,490
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	605,064,036	528,821,630	494,381,490

Options granted to employees (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2021, 2020 and 2019.

20. Parent entity financial information

a.	Summary financial information

The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2021	2020
Balance Sheet
Current Assets	21,135	22,715
Total Assets	943,030	775,407

Current Liabilities	9,136	11,765
Total Liabilities	13,904	17,278

Shareholders' Equity
Issued Capital	1,163,165	1,051,450
Reserves
Foreign Currency Translation Reserve	(150,306)	(216,440)
Share Options Reserve	77,310	69,695
Warrant Reserve	12,969	—
(Accumulated losses)/retained earnings	(174,012)	(146,576)
	929,126	758,129

Loss for the period	(27,436)	(16,981)
Total comprehensive loss for the period	(27,436)	(16,981)

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

21. Segment information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of the Company’s activities are regularly reviewed by the Company’s chief operating decision maker as a separate operating segment. By these criteria, the activities of the Company are considered to be one segment being the development of cell technology platform for commercialization, and the segmental analysis is the same as the analysis for the Company as a whole. The chief operating decision maker (Chief Executive Officer) reviews the consolidated income statement, balance sheet, and statement of cash flows regularly to make decisions about the Company’s resources and to assess overall performance.

22. Legal proceedings

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADS against the Company, its Chief Executive Officer, its Chief Financial Officer and its Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The Company will vigorously defend this and any other similarly-based litigation should it arise. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings other than ongoing attorney’s fees.

23. Summary of significant accounting policies

This note provides the principal accounting policies adopted in the preparation of these consolidated financial statements as set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Mesoblast Limited and its subsidiaries.

a.Change in accounting policies

There were no new accounting policies adopted by the Group in the year ended June 30, 2021. These financial statements follow the same accounting policies as compared to the June 30, 2020 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

b.	Principles of consolidation
i.	Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2021 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

The Group operates in one segment as set out in Note 21.
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

Commercialization and milestone revenue generally includes non-refundable upfront license and collaboration fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

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

In June 2021, the Group announced its intention to leverage the results from a planned US trial to support potential product approvals in both the US and EU by including 20% EU patients in order to provide regulatory harmonization, cost efficiencies and streamlined timelines, without initiating an EU trial. As a result, the strategic partnership with Grünenthal has been amended and milestone payments relating to R&D and CMC services and other development services which were linked to the Europe trial have been removed, instead the Group is eligible to receive payments up to US$112.5 million prior to product launch in the EU, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and is still considered deferred consideration as of June 30, 2021. Revenue will be recognized when the performance obligation is satisfied, which is when the clinical trial has recruited the required amount of European patients. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the year ended June 30, 2021.

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

The Group received a $20.0 million upfront technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

Under IFRS 15, upon completion of this strategic alliance in September 2018, the Group recognized $10.0 million in milestone revenue from the $20.0 million upfront technology access fee received in October 2018, as this was the portion of revenue that control was transferred to Tasly, and the remaining $10.0 million from the $20.0 million upfront payment was recognized as deferred consideration on the consolidated balance sheet. In the year ended June 30, 2020, the deferred consideration amount was recognized in revenue as the control for this portion of revenue was transferred to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

For the year ended June 30, 2021, no revenue was recognized in relation to this strategic alliance with Tasly.

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

In the year ended June 30, 2020, the Group commenced earning royalty income on sales of Alofisel® in Europe by our licensee Takeda. For the year ended June 30, 2021, the Group earned $0.2 million of royalty income on sales of Alofisel® in Europe by our licensee Takeda, compared to a minimal amount year ended June 30, 2020.

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

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement the Group assumed from Osiris, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group has received all sales milestone payments and ongoing is entitled to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group is entitled to a double-digit profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. The Group will receive royalties on TEMCELL product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. The Group apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognize royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended, June 30, 2021 the Group recognized $7.2 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $6.6 million for the year ended June 30, 2020. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

In the year ended June 30, 2020 and 2019, the Group recognized nil million and $1.0 million, respectively, in milestone revenue upon our licensee, JCR, reaching cumulative net sales milestones for sales of TEMCELL in Japan. This amount was recorded in revenue as there were no further performance obligations required in regard to this item. There was no milestone revenue recognized in year ended June 30, 2021.

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

The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. The research and development tax incentive credit is available for our research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20.0 million. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. For the years ended June 30, 2021 and 2020, the rate of the refundable tax offset is 43.5%.

The combined worldwide turnover of the Mesoblast Group did not exceed of A$20.0 million for the year ended June 30, 2021 making us eligible for the refundable tax offset for the research and development tax incentive. However, management determined the majority of activities were not eligible under the incentive scheme and therefore did not apply for a tax offset. The Group was ineligible for the refundable tax offset for the research and development tax incentive for the year ended June 30, 2020.  Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2021 and 2020.

The Group’s research and development activities can potentially be eligible under an Australian government tax incentive. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. At each period end management estimates and recognizes the refundable tax offset available to the Group based on available information at the time.

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

When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Manufacturing Commercialization expenses. When the high probability threshold is met, the provision will be reversed through Manufacturing Commercialization expenses. As of June 30, 2021 and June 30, 2020, there was $21.9 million and $8.8 million of pre-launch inventory recognized on the balance sheet that was fully provided for, respectively. For the year ended June 30, 2021 and the year ended June 30, 2020 $13.1 million and $8.8 million of pre-launch inventory costs have been recognized within Manufacturing Commercialization expenses in relation to the provision against the carrying value of pre-launch inventory. For the year ended June 30, 2021, $0.5 million of pre-launch inventory costs were provided for as obsolete stock and these costs have been recognized within Manufacturing Commercialization expenses during the period. There was no provision for obsolete stock at June 30, 2020.

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

Goodwill is measured as described in Note 23(i). Goodwill on acquisition of subsidiaries is included in intangible assets (Note 6(c)). Goodwill is not amortized but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is tested for impairment in accordance with IAS 36 Impairment of Assets which requires testing be performed at any time during an annual period, provided the test is performed at the same time every year. The Group tests for impairment annually in the third quarter of each year. Additionally, assets must be tested for impairment if there is an indication that an asset may be impaired. The recoverable amounts of our assets and cash-generating units have been determined based on fair value less costs to sell calculations, which require the use of certain assumptions.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segments (Note 21).

(ii)	Acquired licenses to patents

Acquired licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses. Each asset is amortized through to the estimated patent expiry date which is reviewed and adjusted as patent extensions are granted.

Payments made to third parties to acquire licenses to patents, including initial upfront and subsequent milestone payments are capitalized. For subsequent payments under existing license agreements payments are capitalized if they meet the definition of an intangible asset. Management reviews the substance of the payment to determine its classification. Generally, payments made for a verifiable outcome, such as completion of a clinical trial, regulatory approvals and sales target milestones would be accumulated into the cost of the intangible.

The Group periodically evaluates whether current facts or circumstances indicate that the carrying value of its acquired intangibles may not be recoverable. If such circumstances are determined to exist, an estimate of the undiscounted future cash flow of these assets, or appropriate assets grouping is compared to the carrying value to determine whether an impairment exists. If the asset is determined to be impaired, the loss is measured based on the differences between the carrying value of the intangible asset and its fair value, which is determined based on the net present value of estimated future cash flows.

Royalty payments under license and sublicense agreements are expensed.

(iii)In-process research and development acquired

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period

Hercules

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019. The loan matures in March 2022.

In May 2021, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to October 1, 2021. In August 2021, the Group and Hercules amended the terms of the loan and security agreement to extend the interest-only period to January 1, 2022. Principal repayments can be further deferred to March 2022, subject to achieving certain milestones.

Interest on the loan is payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. At June 30, 2019, in line with increases in the U.S prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, 2019, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remains at 9.70% at June 30, 2021, in line with the terms of the loan agreement. As at June 30, 2021, the Group recognized $2.2 million in interest payable within twelve months as a current liability.

In the years ended June 30, 2021 and 2020, the Group recognized gains of $0.4 million and $1.3 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs. These remeasurement gains relate to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing credit facility.

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

All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable on maturity in 2026. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the amount of accrued interest owing and, from 2022, principal and accrued interest owing (“the payment cap”), Mesoblast will pay the payment cap and an additional portion of excess sales which may be used for early prepayment of the loan. If in any annual period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the year ended June 30, 2021, the Group recognized a gain of $4.8 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines. In the year ended June 30, 2020 the Group recognized a loss of $0.7 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.

As at June 30, 2021, the Group has recognized a current liability of $0.3 million which represents the present value of $0.4 million loan administration fee which is payable annually in June.

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
v.	Leases

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

Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Income Statement when incurred. There were no variable lease payments that were expensed in the Income Statement for the year ended June 30, 2021. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.

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
w.	Contributed equity

Ordinary shares are classified as equity.

Transaction costs arising on the issue of equity instruments are recognized separately in equity. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.
x.	Loss per share
(i)	Basic losses per share

Basic losses per share is calculated by dividing:

•	the loss attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares;
•	by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year.
(ii)	Diluted losses per share

Diluted losses per share adjusts the figures used in the determination of basic earnings per share to take into account

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
•	the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
y.	Goods and services tax (“GST”)

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
z.	Rounding of amounts

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages 140 to 206 are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2021 and of its performance for the fiscal year ended on that date, and
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

Melbourne, August 31, 2021

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
4.22✓

Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH, dated September 9, 2019 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.23✓

Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated October 9, 2019 (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.24✓

Second Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated December 17, 2019 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.25✓

Third Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated February 25, 2020 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.26✓

Fourth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated August 15, 2020 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.27*✓	Amendment to Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH dated June 30, 2021.
4.28*✓

Fifth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated January 28, 2021.

4.29*✓

Sixth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated May 26, 2021.

4.30*✓

Seventh Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated August 19, 2021.

4.31*	Form of Warrant to purchase Ordinary Shares.
8.1*	List of Significant Subsidiaries of Mesoblast Limited.
10*	Consent of independent registered public accounting firm.
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2021.
99.2*	Auditor’s independence declaration, dated August 31, 2021.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
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

Dated: August 31, 2021