Form 20-F
period 2022-06-30
MESOBLAST LTD
filed 2022-08-31
CIK 1345099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

650,454,551 Ordinary Shares

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

You should read this Form 20-F and the documents that we refer to herein thoroughly with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this Form 20-F include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
3.A	[Reserved]

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

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

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2022 was $91.3 million. As of June 30, 2022, we have an accumulated deficit of $738.9 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

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

Our operations have consumed substantial amounts of cash since inception. As of June 30, 2022, our cash and cash equivalents were $60.4 million. We expect to continue to incur significant expenses and increase our cumulative operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

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

As of June 30, 2022, we held total cash reserves of $60.4 million. On August 9, 2022, we raised additional gross proceeds of $45.0 million. We continue our focus on maintaining tight control of net cash outflows from operating activities, which were $65.8 million for the 12 months ended June 30, 2022. We believe that our existing cash reserves are sufficient to meet our next 12 months of expenditure requirements, including expenditure needed for the BLA approval process of remestemcel-L for SR-aGvHD, from the issuance date of the consolidated financial statements.

If we obtain first product approval and launch within the next 12 months, we will be able to access funds from our existing loan arrangements. If we are delayed, additional cash inflows from strategic partnerships, product specific financing, debt or equity capital markets will be required. Because of the uncertainty on whether we can achieve cash inflows, this creates material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding or partnerships beyond the 12-month period we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.

The terms of our loan facilities with funds associated with Oaktree Capital Management, L.P. (“Oaktree”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

On November 19, 2021, we entered into a loan agreement and guaranty with Oaktree, for a $90.0 million, five-year credit facility. We drew the first tranche of $60.0 million at closing, a further $30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Under the terms of our Oaktree agreement the minimum unrestricted cash balance we need to maintain is $35.0 million, this may increase as further tranches are drawn or in certain other circumstances. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Oaktree or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Oaktree or NovaQuest accelerates the repayment, we may not have sufficient funds to repay our existing debt. If we were unable to repay the owed amounts, Oaktree or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Oaktree, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 97% of our cash and cash equivalents as of June 30, 2022 were denominated in U.S. dollars and 3% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

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

We may encounter substantial delays in our clinical studies, including as a result of the COVID-19 or any future pandemic.

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

We are developing MPC-150-IM, which will focus on patients with heart failure with reduced ejection fraction associated with ischemic and/or diabetic etiology, and remestemcel-L, which will focus on SR-aGVHD. We have also been developing remestemcel-L in COVID-19 infected patients with moderate to severe acute respiratory distress syndrome (“ARDS”) on ventilator support. The patients who receive our product candidates are very ill due to their underlying diseases.

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

Further, regulatory requirements governing cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA issued guidance documents in 2019, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

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

The FDA and other regulatory bodies globally have issued numerous guidances regarding the impact of the COVID-19 pandemic on their operations. For example, FDA inspectors have been unable to travel or limited in their ability to travel during the pandemic due to border closures and various stay at home orders. After falling significantly behind in scheduled site inspections FDA has issued guidance for additional tools to support inspections, called “ Remote Regulatory Assessments”. These assessments do not replace in-person inspections but can be of assistance to gather important information. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff. These and other guidances applied during the pandemic have the potential to delay the development process for all of Mesoblast candidates.

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

Our contract manufacturing partner, Lonza, manufactures remestemcel-L at its facility in Singapore. Singapore is experiencing a number of COVID-19 cases in its population and the DORSCON level remained at orange until April 26, 2022 when it was lowered to yellow.

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

We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We have commenced manufacture of commercial batches in preparation for a successful BLA review, and subsequent launch. We anticipate a Pre-Approval Inspection of the facilities and our testing laboratories by the FDA. In the event that the inspections result in observations that need to be corrected, it may delay the approval and launch of this product.

In addition, the production of any biopharmaceutical, particularly cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed and in a timely manner for clinical trials, regulatory approval(s), and/or any resulting commercialization.

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

Due to the COVID-19 pandemic, and recent geopolitical instability, countries in which we have operations, including Singapore – have experienced some challenges in the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected.

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

We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture our product candidates, as well as various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for chronic lower back pain). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:

•	our or our collaborators’ suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•

our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture our product candidates as a result of the COVID-19 outbreak or geopolitical and/or economic instability adversely affecting the supply chain;

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

Under the Federal Food, Drug and Cosmetic Act (“FDCA”), and other laws and regulations, if any of our product candidates are approved by the FDA, we would be prohibited from promoting our products for off-label uses. This means, for example, that we would not be able to make claims about the use of our marketed products outside of their approved indications, and we would not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. The FDA does not, however, prohibit physicians from prescribing products for off-label uses in the practice of medicine. Should the FDA determine that our activities constituted the promotion of off-label use, the FDA could issue a warning or untitled letter or, through the Department of Justice, bring an action for seizure or injunction, and could seek to impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, and also may figure into civil litigation against us.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed. The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. There have been a number of judicial and congressional challenges to certain aspects of the Affordable Care Act. We can provide no assurance that laws such as the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

•

deterioration of political relations, for example between Russia and other nations, and between the U.K. and members of the EU, which could have a material adverse effect on our sales and operations in these countries;

•

changes in social, political and economic conditions or in laws, regulations and policies governing foreign trade, manufacturing, development and investment both domestically as well as in the other countries and jurisdictions into which we sell our products;

•	fluctuations in currency exchange rates and the related effect on our results of operations;
•	increased financial accounting and reporting burdens and complexities;
•	potential increases on tariffs or restrictions on trade generally;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war (such as Russia’s invasion of Ukraine) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

We face an inherent risk of product liability as a result of the human clinical use of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product design, testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection and other acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2022, our cumulative operating losses have a total potential tax benefit of $191.7 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.

In addition, we may be eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in the May 2020 Federal budget and in October 2020 introduced new legislation for the refundable tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. One of the legislation changes made was to allow a refundable tax offset for companies with an aggregated turnover of A$20.0 million or more. For companies with an aggregated turnover of A$20.0 million or more, the rate of the refundable tax offset is the company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the rate of the refundable research and development tax offset was increased to 48.5% for the year ended June 30, 2022 from 43.5% for the year ended June 30, 2021. If the Research and Development Tax program incentives are revoked or modified, or if we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.

For the years ended June 30, 2022 and 2021, we were eligible for the refundable tax offset for the research and development tax incentive and management is currently assessing if our research and development activities were eligible under the incentive scheme and therefore have not applied for a tax offset. Consequently, no income has been recognized from the Research and Development Tax Incentive program for the years ended June 30, 2022 and 2021. There can be no assurances that we will benefit from these incentives in the future if our activities are not eligible under the incentive scheme or that the tax incentive credit programs will not be revoked or modified in any way in the future.

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

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under the loan facilities with Oaktree and NovaQuest or other current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment in our ordinary shares or ADSs will likely only occur if our ordinary share or ADS price appreciates. There is no guarantee that our ordinary shares or ADSs will appreciate in value in the future.

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

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	changes in trading volume of ADSs on the Nasdaq and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest (such as Russia’s invasion of Ukraine);
•	natural disasters, the impact of climate change and other calamities;
•	changes in market conditions for biopharmaceutical companies; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, require significant expenditure for defense costs, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition. In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company's insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and final approval on August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the Australian class actions relate to the Complete Response Letter released by the FDA; they also, unlike the U.S. action, relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares in December 2020. The Australian class actions have been assigned to Justice Beach, who has set a hearing date of October 25, 2022 to rule on whether to consolidate the Australian class actions into one lawsuit. Justice Beach has ordered that the Company need not file a defense until further order. The Company will continue to vigorously defend against both proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuits, particularly as they are at an early stage, nor how long it may take to resolve such lawsuits. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

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

Based upon an analysis of our income and assets for the taxable year ended June 30, 2022, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

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

For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

Important Corporate Developments

Fiscal year 2022 to date of annual report

August	Announced the appointment of Ms. Jane Bell to the board of directors of the Company as a non-executive director.

Completed a US$45.0 million (A$65.0 million) financing in a global private placement predominantly to major shareholders of the Company. The proceeds from the placement will facilitate activities for launch and commercialization for remestemcel-L, in the treatment of children with SR-aGVHD for which Mesoblast seeks United States Food and Drug Administration’s (“FDA”) approval under a planned resubmission of its Biologics License Application (“BLA”); and commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease.

July

Announced that analysis from the DREAM-HF Phase 3 trial showed that patients with chronic heart failure and reduced ejection fraction (“HFrEF”) treated with rexlemestrocel-L demonstrated greater improvement in the pre-specified analysis of left ventricular ejection fraction at 12 months relative to controls. Improvement in LVEF was most pronounced in the setting of inflammation and preceded long-term reduction in the 3-point MACE of cardiovascular death, non-fatal heart attack or stroke.

June	Announced that a second class action proceeding in the Federal Court of Australia had been served on the Company similar in nature to that announced in May 2022.
May

Provided an update on survival outcomes through 12-months from the randomized controlled trial of remestemcel-L in ventilator-dependent COVID-19 patients with moderate/severe acute respiratory distress syndrome (“ARDS”).

Announced plans to work together with investigators from a clinical trial network focused on acute lung injury to design and implement a pivotal trial of remestemcel-L to reduce mortality in high-risk patients with ARDS.

Announced that a class action proceeding in the Federal Court of Australia had been served on the Company.

March	Announced the appointment of Dr. Philip Krause to the board of directors of Mesoblast as a non-executive director.
February

Announced that positive results from the first cohort of patients in the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory ulcerative colitis or Crohn’s colitis were presented at the 17th Congress of European Crohn’s and Colitis Organisation (ECCO) by the trial’s lead investigator Dr. Amy L. Lightner, Associate Professor of Surgery in the Department of Colon and Rectal Surgery at Cleveland Clinic and were published in the Journal of Crohn's and Colitis.

Announced the appointment of Dr. Eric Rose as the Company’s Chief Medical Officer (CMO). Dr. Rose has been a non-executive director of Mesoblast since 2013, and he remains on the board as an executive director.

January

Announced 36-month follow-up results from the 404-patient Phase 3 trial of rexlemestrocel-L in patients with CLBP associated with degenerative disc disease. Results from the three-arm trial presented at the 2022 Biotech Showcase event, showed durable reduction in back pain lasting at least three years from a single intra-discal injection of rexlemestrocel-L+hyaluronic acid (HA) carrier.

December

Provided a regulatory update on remestemcel-L for SR-aGVHD in children following a meeting with the FDA Office of Tissue and Advanced Therapies (“OTAT”) to address the appropriateness of a potency assay related to remestemcel-L’s proposed immunomodulatory mechanism of action as well as the approach to outstanding CMC items identified in the complete response letter (“CRL”).

Announced feedback from the FDA’s OTAT on the Phase 3 program of rexlemestrocel-L in patients with CLBP due to degenerative disc disease refractory to available therapies, including opioids. Following review of the completed Phase 3 trial data, OTAT agreed with Mesoblast’s proposal for pain reduction at 12 months as the primary endpoint of the next trial, with functional improvement and reduction in opioid use as secondary endpoints. We plan to conduct an additional US Phase 3 trial which may support submissions for potential approval in both the US and EU. The trial will include at least 20% of subjects from the EU to support global submission plans.

Notified by Novartis that it has chosen to terminate the agreement with Mesoblast prior to closing. We reiterated that we remain highly focused on executing on our short-term objective to bring remestemcel-L to market for patients with ARDS due to COVID-19.

Provided new analyses of pre-specified high-risk groups in the DREAM-HF Phase 3 trial of rexlemestrocel-L in patients with chronic HFrEF showed greatest treatment benefit in major cardiovascular adverse events (MACE) of cardiovascular mortality or irreversible morbidity (non-fatal heart attack or stroke) in patients with diabetes and/or myocardial ischemia (72% of total treated population).

November

Announced the successful refinancing and expansion of our senior debt facility. Our existing senior debt facility with Hercules Capital, Inc. has been refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree Capital Management, L.P. (“Oaktree”). The Oaktree transaction provides for up to $90.0 million in borrowings, with the first tranche of $60.0 million drawn on closing, and the remaining $30.0 million available prior to December 31, 2022, subject to certain milestones.

Results from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with New York Heart Association (“NYHA”) class II and class III chronic HFrEF were presented as a late breaking presentation at the American Heart Association (“AHA”) annual Scientific Sessions. The trial’s co-principal investigator Dr Emerson Perin, Medical Director of Texas Heart Institute, and Clinical Professor, Baylor College of Medicine, presented new results from the landmark study showing a significant relationship between presence of systemic inflammation as quantified by high-sensitivity C-reactive protein (hs-CRP) and treatment benefit with rexlemestrocel-L on risk of cardiovascular mortality, heart attacks or strokes.

October

Announced that results published in the latest issue of the peer-reviewed journal Bone Marrow Transplantation showed that children with steroid-refractory acute graft versus host disease and biomarkers predictive for highest mortality had 64% survival when treated with remestemcel-L compared with only 10% survival when treated with other available therapies, including ruxolitinib or other biologics.

Announced that results from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with NYHA class II and class III chronic HFrEF have been selected through peer review as a late breaking presentation at the AHA annual meeting occurring November 2021.

August

Announced outcomes from our meeting with the FDA in regard to potential emergency use authorization (EUA) for remestemcel-L in the treatment of ventilator-dependent patients with moderate or severe ARDS due to COVID-19.

Announced Chief Financial Officer (“CFO”) Josh Muntner will be leaving the organization and Andrew Chaponnel, currently Head of Finance, will assume the role of interim CFO.

July

90-day survival outcomes from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate/severe ARDS were highlighted at the International Society for Cell & Gene Therapy (ISCT) Scientific Signatures Series event on Cell and Gene-Based Therapies in Lung Diseases and Critical Illnesses.

Provided an update on the strategy for potential approval pathways for rexlemestrocel-L in the United States (US) with chronic low back pain (“CLBP”) due to degenerative disc disease refractory to available therapies, including filing a request for a Type C meeting with the FDA and an amended collaboration agreement with its partner in Europe and Latin America, Grünenthal.

Environmental, Social and Governance (“ESG”) Statement

Introduction: Our Approach to Sustainability

We consider the greatest contribution Mesoblast makes to sustainability is its purpose in seeking to provide access to treatment for patients suffering a range of hitherto unmet medical needs including cardiac diseases, immune-mediated and inflammatory conditions, oncology and haematology diseases, and spine orthopaedic disorders, subject to regulatory approval. This has not only a potentially high social and financial value, but in terms of adding value in the way it operates, the Company prizes and develops its people as key assets, while its environmental footprint is light. Together with a strong ethical and governance framework, this puts the Company on a sound footing for delivering on its purpose in the medium to long term.

Our commitment to sustainability is instilled through Mesoblast’s five key corporate values which articulate who we are and what we stand for. Mesoblast values reflect our commitment to our customers, our colleagues, and the patients we serve. Integrity is at our core, while accountability to our commitments, collective teamwork, a pursuit of excellence, and outside the-box thinking and innovation surround our every business decision. Mesoblast personnel are expected to practice these values each and every day.

Integrity - We act with integrity in all of our dealings, with the best interest of patients, care givers and our people as our guide. What we do we do with conviction.
Accountability - We hold ourselves and each other responsible and ensure that our words and actions support Mesoblast’s vision and values

Teamwork - We believe in what we can achieve collectively and have an appreciation of our shared and unique ability to collaborate with our people and our partners, while focused on our patients and their families.

Excellence - We engage in continual learning so that we, as individuals and as an organization, can reach our highest potential.

Innovation - We are focused on the bold pursuit of developing and delivering novel treatments to improve patient outcomes through cutting edge science.

Acknowledging that sustainability is an overarching concept that can be applied to all areas of business finance, operations and impact, for the purposes of this Statement, we specifically focus on key environmental, social and governance (“ESG”) matters. When assessing and reporting our ESG initiatives and performance, we take into account:

•

Mesoblast’s size and stage in its growth cycle: it is a small development-stage biotechnology company with fewer than 100 employees, limited manufacturing and currently no commercialized product. This means that some reporting topics will be less relevant for us and our stakeholders until we grow our product portfolio and operations; and

•

Appropriate sustainability standards: for example, the Sustainability Accounting Standards Board’s (“SASB”) Biotechnology & Pharmaceuticals Sustainability Accounting Standard, the Global Reporting Initiative’s (“GRI”) Universal Standards, and the Biopharma Investor ESG Communications Guidance 4.0 are relevant.

We identified the following material ESG topics based on an assessment of their impact on the business and our understanding of their importance to stakeholders:

1.	Corporate Governance
2.	Business Ethics, Integrity, and Compliance
3.	Risk Management
4.	Human Capital Management
5.	Product Quality and Patient Safety
6.	Supply Chain Management
7.	Access to Healthcare
8.	Environmental Impacts

These are dealt with in turn below.

1.	Corporate Governance

Mesoblast is committed to implementing and achieving an effective corporate governance framework to ensure that the Company is managed effectively, honestly and ethically. More information on our corporate governance practices is set out in Mesoblast’s Corporate Governance Statement, available at www.mesoblast.com. The Company references and reports against ASX Corporate Governance Council’s (Council) Corporate Governance Principles and Recommendations.

Mesoblast’s Board of Directors (“the Board”) provides oversight of the Company’s ESG-related risks and opportunities on a regular basis at Board meetings, and in particular focus through its two committees:

•	Nomination and Remuneration Committee (“NRC”)
•	Audit and Risk Committee (“ARC”)

The NRC assists the Board in the discharge of its responsibilities, and in particular to ensure that there is an environment where the Board can carry out effective and responsible decision making and oversight, including on ESG matters such as fair remuneration and health & safety. Since June 2022, all members of the Board are members of the NRC reflecting the importance the Board places on ESG.

In addition to its main financial reporting responsibilities, the ARC is tasked with overseeing the effective operation of Mesoblast’s risk management framework, in which certain ESG matters are considered.

Management is responsible for assessing and managing ESG-related risks and opportunities within the board approved control framework, and for reporting progress against goals and targets to the Board.

2.	Business Ethics, Integrity, and Compliance

We are committed to the highest standards of ethical conduct and transparency in the way we deal with our patients, employees, strategic partners, and other important stakeholders. We comply with all national and local laws and regulations applying to our Company. Zero cases of material non-compliance occurred in FY22.

Mesoblast has established a Code of Business Conduct & Ethics (“Code”) to promote honest and ethical conduct, comprehensive disclosures of business dealings, compliance with government laws and regulations, and a positive work environment. All Mesoblast personnel, including Directors, officers, employees, contractors, and consultants, are expected to comply with the principles set out in the Code. The Code covers the following topics:

•	Our Values
•	Ethical business practices
•	Safe workplace and respectful workplace conduct
•	Fair competition
•	Conflicts of interest
•	Social media use
•	Confidentiality and protection of assets
•	Quality assurance
•	Price reporting
•	Financial reporting
•	Securities trading
•	Ethical research
•	Interactions with the patient community
•	Ensuring product quality and patient safety
•	Interactions with healthcare professionals
•	Ethical marketing and advertising
•	Compliance with laws and regulations

The Code also states that it is against Mesoblast policy for personnel to use illegal drugs or be under the influence of or impaired by alcohol or drugs while on company property or performing company work.

No issues of Code non-compliance have been brought forward to the Board in FY22.

Mesoblast has an Anti-Bribery and Anti-Corruption Policy and complies with global and regional laws preventing corrupt business practices and bribery, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

We have a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. Under the Disclosure of Complaints and Concerns Policy, Mesoblast personnel are entitled to robust employment protections if they report concerns and suspected violations covered under the policy.  Personnel can report to Compliance, Legal, the Audit and Risk Committee, or other officers or senior managers, and may do so anonymously. Further, Mesoblast’s Fair Treatment Policy requires personnel to report workplace harassment and prohibits retaliation of any kind against anyone who does so in good faith. During FY22, Mesoblast received and, in compliance with the Fair Treatment Policy, promptly investigated and resolved a small number of reports related to workplace conduct. The Company is satisfied that it adhered to its policies.

In addition, Mesoblast has an ‘Ethics Hotline’ that is managed by a third-party, where our personnel may make a report anonymously, 24 hours a day, seven days a week. There have been no whistle-blower reports to this hotline in the reporting period.

All Mesoblast personnel are required to acknowledge the Code and other key policies and are required to participate in annual compliance training.

The Company has a process in place to inform the Board or a committee of the Board of any material breaches of the Code, the Anti-Bribery and Anti-Corruption Policy, and material incidents reported under the Disclosure of Complaints and Concerns Policy.

A copy of the Code and other key policies can be found at www.mesoblast.com.

3.	Risk Management

The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented an effective system of risk management and internal control. Management is responsible for ensuring there are adequate policies in relation to risk management, compliance, and internal control systems. The ARC monitors Mesoblast’s risk management by overseeing management’s actions in the evaluation, management, monitoring, and reporting of material operational, financial, compliance, strategic, and certain ESG risks.

Mesoblast’s risk management group is part of the Operating Committee and is headed by the Chief Operating Officer. This group is responsible for designing, implementing, monitoring, and reporting on Mesoblast’s management of material business risks and the effectiveness of Mesoblast’s risk management and internal control system. ESG risks have been incorporated into and are considered as part of Mesoblast’s risk management system. The Operating Committee regularly reviews Mesoblast’s risks across its business and operations, and Mesoblast’s material business risks and risk management framework are reviewed at least annually by the ARC.

In 2021, as part of the process of continual improvement, we developed a standardized tool to assess our portfolio and corporate risk. This is in the process of being implemented.

4.	Human Capital Management

4.1 Diversity and Inclusion

Mesoblast has a Diversity Policy which encompasses differences in ethnicity, gender, language, age, sexual orientation, religion, socioeconomic status, physical and mental ability, thinking styles, experience, and education. We believe that the wide array of perspectives that results from such diversity promotes innovation and business success. Being diverse makes us more creative, flexible, and productive. Mesoblast’s policy is to engage the most appropriate and relevant partner organizations, consultants, experts, and personnel. This includes recruiting people who are well-qualified for their position and those who as aligned to Mesoblast’s five values and will embrace the Mesoblast culture and work ethic.

In order to meet and comply with our Diversity Policy, Mesoblast employs the following principles:

•	Mesoblast seeks and encourages diversity in current and potential employees;
•	Mesoblast promotes equal employment opportunities based on capability, performance and potential for growth and progression;
•

Recruitment, professional development, succession management, promotion, and remuneration decisions are all based on performance and capability aligned to the specific job role, salary ranges, and a pre-set criteria prior to the activities to ensure any biases are reduced;

•

Mesoblast seeks to build a safe working environment by recognizing and taking action against inappropriate workplace behavior, including bullying, discrimination, harassment, victimization, and vilification;

•	Mesoblast promotes flexible work practices where possible and reasonable in the circumstances, to meet the differing needs of our employees; and
•	Mesoblast ensures appropriate policies and procedures exist that encourage diversity and meet legislative requirements.

Line management is supported to manage diversity to ensure that employees are treated fairly and objectively. We have clear reporting procedures for any type of discrimination or harassment, combined with follow-up procedures to prevent future incidents.

The Board, through the NRC, is responsible for overseeing our Diversity Policy. Mesoblast’s Head of Human Resources, with the support of the Chief Executive Officer and the Executive Team, is responsible for implementing the Diversity Policy.

The Board, through the NRC, is responsible for approving and reviewing measurable objectives for achieving gender diversity in the workplace. Mesoblast has set the following measurable objectives:

i)	Increase the number of women on the Board as vacancies arise and circumstances permit;
ii)	Increase the number of women who hold senior executive positions as vacancies arise and circumstances permit; and
iii)	Ensure the opportunity exists for equal gender participation in all levels of professional development programs.

During FY22, one female was appointed to two board vacancies, one female was appointed to one senior management vacancy, and 100% of female employees were provided access to development programs. A copy of the Company’s Diversity Policy can be found at www.mesoblast.com.

Table – Gender diversity statistics*

Gender	FY22 Senior Executives**	FY22 Total Workforce	FY21 Senior Executives**	FY21 Total Workforce
Male	6	37	6	38
Female	3	40	2	45
Other	—	—	—	—
% Female	33%	52%	25%	54%

*Based on number of active employees as at June 30. Excludes contractors and consultants.

**A senior executive position is one held by an executive who reports directly to the Chief Executive.

Every employee, consultant and service provider has the right to work with Mesoblast in an environment that is safe, and free from intimidation, harassment, and abuse. Mesoblast prohibits harassment for any reason, including veteran status, uniform service member status, or any other protected class under federal, state, or local law. Inappropriate behavior, including verbal or physical conduct by any individual that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile workplace, is not tolerated. In addition, we will not tolerate comments, jokes, or materials, including emails, which others might consider offensive. All Mesoblast personnel are required to complete mandatory training on an annual basis to recognize and deal with inappropriate behavior in our workplaces, including the New York City Commission on Human Rights – Accredited Program: Confronting Sexual Harassment; Tools & Strategies to Create a Harassment Free Workplace and Mesoblast’s Fair Treatment policy. There were no cases of harassment were reported in FY22 or in FY21.

4.2 Health and Safety

Mesoblast provides a workplace that is clean and safe for all associates and one that complies with health and safety laws. As an organization whose activities are predominantly office and laboratory based, Mesoblast chooses to track its safety record using total recordable incident frequency rate (“TRIFR”) i.e., number of recorded injuries for each one million hours worked. In FY22 the TRIFR was 6.2 versus 5.8 for FY21. In FY2022, we updated our Environment Health and Safety Management System and supporting policies. As part of this update, we implemented an online Incident and Risk Management system and developed a ‘How We Work’ program to assist our employees with their work flexibility options in a post-pandemic world. An important component of this program included the extension of occupational health and safety practices to the work-from-home environment. To assist in managing the impacts of the COVID-19 epidemic, Mesoblast has taken a flexible approach to working from home and many of our employees and consultants remain working predominantly remotely.

4.3 Recruitment, Development and Retention

Mesoblast operates at the forefront of a highly specialized industry and we recognize that our talented people are key to developing our cell therapy technology.

Our policies and procedures follow equal employment opportunities principles for fair treatment, including diversity and compensation. Our employees are given equal access to job opportunities and promotions based on capability, performance and potential for growth and progression as part of our retention program.

Mesoblast’s recruitment process enables our line managers to prepare a job description that outlines accountabilities and selection criteria that emphasize the skills, knowledge and experience. Job criteria and interview guides are prepared for each role advertised to ensure consistency across all the interviews. Jobs are advertised through multiple channels based on the specialization of the job role. All job roles are published on the Mesoblast intranet site providing transparency to all employees within the company and an equal opportunity to apply. Job descriptions are prepared in a way that enables employees to consider lateral moves based on competence rather than expertise in years of service.

The FY22, the voluntary turnover rate was approximately 25% with an even number of male and females voluntarily resigning. Exit interviews are conducted with all departing employees and trends are monitored so that actions to minimize the turnover can be taken. Mesoblast employed seven females and eight males for the replacement roles. While acting and higher duty opportunities were minimal during this period, job profiles were prepared to enable existing employees to consider lateral moves based on competence rather than years of service, where appropriately credentialed.

We provide opportunities for all colleagues to participate in professional training and education so they can enhance their skill sets and career. During FY22 all employees were given the opportunity to participate in a development program that is linked to the annual Performance Management System.

During the reporting period, Mesoblast implemented the first phase of an online performance management program and in the current year, the second phase will integrate an online professional development program that links the recording of participation in professional development aligned to job role. The online performance management program enables employees to track their performance and receive regular feedback from their manager. The formal annual review process assesses the individual employee’s performance against objectives and quantifiable criteria that are aligned to the Mesoblast business plan, reducing the risk of bias. All employees below the executive level participated in this program during the period.

5.	Product Quality and Safety

5.1 Scientific Research and Innovation

Over the past decade there has been a surge of interest internationally in the cutting-edge science of cellular medicines and their use in treating a wide range of diseases.

Mesoblast is a clinical stage biotechnology company and works in close collaborative associations with leading cell therapy research centers, as well as having our own in-house R&D laboratories and specialists. We ensure rigorous scientific investigations are performed with well characterized cell populations in order to understand mechanisms of action for each potential medical application. We undertake extensive pre-clinical translational studies to guide subsequent clinical trials.

5.2 Use of Stem Cells

Mesoblast’s novel allogeneic product candidates are based on rare (approximately 1:100,000 in bone marrow) mesenchymal lineage cells that respond to tissue damage, secreting mediators that promote tissue repair and modulate immune responses.

Mesenchymal lineage cells are collected from the bone marrow of healthy adult donors, and proprietary processes are utilized to expand them to a uniform, well characterized, and highly reproducible cell population. This enables manufacturing at industrial scale for commercial purposes. Mesoblast’s cells can be administered to patients without the need for donor-recipient matching or recipient immune suppression.

The distinction between embryonic stem cells (“ESCs”) and non-ESCs, such as our mesenchymal lineage cells, can be easily misunderstood by the public and has the potential to create negative public attitudes toward cell therapy. As Mesoblast’s cells are not ESCs, we minimize the risk of being exposed to ethical, legal, or social concerns that have arisen in relation to the collection and use of ESCs.

5.3 Use of Animal in Research

Mesoblast is committed to the welfare and humane treatment of animals and only undertakes development studies in animal models where required by applicable regulatory bodies. These studies are undertaken by expert third-party providers who are specialists in the management of animals and their welfare.

Mesoblast’s approach to product development is to ensure rigorous scientific investigations are performed with well-characterized cell populations in order to understand mechanisms of action for each potential indication. Extensive preclinical translational studies guide clinical trials that are structured to meet stringent safety and efficacy criteria set by international regulatory agencies.

In the United States where the majority of our clinical development takes place, all of our product candidates are regulated as biological products by the Center for Biologics Evaluation and Research (“CBER”) in the FDA. Biological products are subject to federal regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service (“PHS”) Act, and other federal, state, local and foreign statutes and regulations. Both the FDCA and the PHS Act, as applicable, and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, import, export, reporting, advertising and other promotional practices involving drugs and biological products.

The process required by the FDA before a biological product may be marketed in the U.S. generally involves years of studies and many complex steps. The first of these is completion of nonclinical laboratory studies, meaning in vivo and in vitro experiments in which an investigational product is studied prospectively in a test system under laboratory conditions to determine its safety, must be conducted according to Good Laboratory Practice (“GL”) regulations, as well as, in the case of nonclinical laboratory studies involving animal test systems, in accordance with applicable requirements for the humane use of laboratory animals and other applicable regulations.

Some of the manufacturing materials and/or components that we use in, and which are critical to, implementation of our technology involve the use of animal-derived products. Our media is sourced from fetal bovine serum (“FBS”), and is the main consumable used in our manufacturing process.

While FBS is commonly used in the production of various marketed biopharmaceuticals, our suppliers of FBS must meet our strict quality standards are thus limited in number and region.

5.4 Product Quality

The Company has a Quality Management Department with appropriate controls in place for monitoring and compliance of clinical and non-clinical studies as well as manufacturing operations. Our quality assurance processes align with the widely accepted quality standards from the ICH Guidelines created by The International Conference on Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) as well as FDA Regulations. All Mesoblast personnel are responsible for the identification and prompt reporting of all actual or potential adverse events or product quality complaints. This may include any reported problem with a finished product, its packaging, inappropriate healthcare professional use, or unintended patient reaction. We have a regulatory obligation to report all adverse events and product complaints, with serious adverse events requiring reporting within 24 hours of receiving notification. The Company provides personnel with regular training in relation to our obligations and responsibilities.

5.5 Clinical Trials and Patient Safety

Mesoblast works with healthcare professionals, academic organizations, and contract research organizations (“CRO”) to perform company-sponsored pre-clinical and clinical research. The Company also provides financial support or drug product for independent third-party studies such as Investigator Initiated Trials (IITs) via grant requests. All studies must be scientifically valid and likely to generate data that will be relevant to a defined product development or other clinical and/or business need. These research initiatives are never used as a way to induce a healthcare professional or healthcare organization to use, recommend, or purchase Mesoblast products, or to encourage off-label use of marketed products.

Each potential study subject/study subject legal guardian is provided with an Informed Consent Form (“ICF”) by the clinical trial site study team. The ICF contains information that must be provided to each possible study candidate, such as an explanation of the purpose of the research, possible risks/benefits as well as statements describing the confidentiality of information collected, how the information may be used and who may view this information. Each potential study subject/legal guardian is given time to read the ICF and to ask questions about anything they don’t understand. In addition, the ICF provides the Primary Investigator’s (“PI”) and Independent Review Board’s (“IRB”) contact information to the subject to ask questions and/or report any study related concerns. Once all questions are answered, signatures are obtained to record consent. Mesoblast, as the Sponsor, together with the CRO, monitors the sites for any protocol deviations throughout the course of the study. If and when protocol deviations are identified, we will work with the CRO and site(s) to address them as quickly as possible. Study subject safety is front and foremost in our conduct of all our clinical studies. Between our Therapeutic Area Heads, Quality Assurance (“QA”), and Safety and Clinical Operations, we monitor the conduct of our clinical trials extremely thoroughly and work to protect the well-being of the study subjects as well as the integrity of the trial.

Company exploration of innovative therapies, including research projects, database reviews, and pre-clinical and clinical trials, are designed to first and foremost protect the rights and safety of study subjects and to maintain the integrity of research data. We do this by complying with all regulatory standards regarding research programs and encouraging all involved persons to report any deviations, including inaccurate reporting of study data, inappropriate use of study funds or pharmaceutical product, falsification of study reports, or failure to obtain Independent Review Board or other required approval prior to conducting a study. This process includes all clinical trial investigators attesting that they’ve read and understood the contents of the clinical trial protocol and agree to conduct the trial in compliance with the protocol, good clinical practice and applicable regulatory requirements.

6.	Supply Chain Management

Mesoblast has an established vendor assurance program through which suppliers are audited for purposes of being qualified and added to an approved suppliers list. All approved suppliers are audited once a year. Our Supplier Management policy describes the process for qualifying and managing suppliers which includes quality agreements, supply agreements, due diligence activities, and audits.

6.1 Manufacturing Safe Products

Given the current scale of our operations, elements of our business including manufacturing are outsourced to third-party providers. Mesoblast has established a strategic alliance with Lonza, a global leader in biopharmaceutical manufacturing. We monitor Lonza and other third-party providers through our vendor assurance program. In addition, all entities involved in the preparation of therapeutics for clinical studies or commercial sale, including Lonza, are subject to extensive external regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with current international Good Manufacturing Practice (“GMP”) and other international regulatory requirements. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale.

Mesoblast, our collaborators, and our suppliers as appropriate must supply all necessary documentation in support of any application for product approval and must adhere to current GLP and current GMP regulations enforced by the FDA and other regulators through their facilities inspection program. Before we can begin commercial manufacture of our products for sale in the United States, we must obtain FDA regulatory approval for the product. In addition, the processes and quality systems associated with the manufacturing of such product must also be approved, which requires a successful FDA inspection of the manufacturing facilities, including Lonza’s manufacturing facilities.

In addition, regulators may at any time audit or inspect a manufacturing facility involved with the preparation of our product candidates, raw materials, or the associated quality systems. Although we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements, through our vendor assurance program, we monitor the performance and undertake an annual audit of each contract manufacturer involved in the production of our product candidates. In addition, Lonza is monitored through an established governance structure with multiple feedback loops to ensure compliance to established contracts, specifications, and policies. In addition to having staff onsite and personnel in the plant to oversee ongoing activities, the organizations review numerous manufacturing and quality metrics to ensure consistent product manufacture.

6.2 Bone Marrow

The initial stage of manufacturing involves obtaining mesenchymal lineage cell-containing bone marrow from healthy consenting donors. The process of identifying new donor tissue, testing and verifying its validity in order to create new cell banks is tightly regulated and validated with the FDA and other regulators. For example, U.S. federal and state governments and other jurisdictions impose restrictions on the acquisition and use of tissue, including those incorporated in federal Good Tissue Practice regulations. Our manufacturing partner Lonza also has a dedicated U.S. facility for bone marrow acquisition. Lonza maintains all documents and records generated during the lifecycle of donor screening and bone marrow aspiration in a donor-specific file under its site quality system.

6.3 Storage and Distribution

Storage and distribution of our product candidates are contracted to CSM on Demand, ICS AmerisourceBergen, CryoSite, and CryoPort Solutions who are experts in innovative storage and/or distribution solutions for pharmaceutical manufacturers. Performance is monitored through established contractual agreements, and the interactions of our joint project teams, as well as through regular supplier audits and qualifications.

7.	Access to Healthcare

Mesoblast is currently working through a resubmission of its Biologics License Application with the FDA for its lead product candidate remestemcel-L for the treatment of children with steroid-refractory graft versus host disease. If successful, this product would constitute the Company’s first commercialized product. We acknowledge and support the social importance of providing access to healthcare across all geographic regions regardless of socio-economic status and recognize this is frequently regarded as one of the top ESG topics for the Biopharma sector. Despite our current size, financial status, and stage of clinical development, we have in place elements that reflect this important social topic.

7.1 Expanded Access Programs

Under a compassionate use protocol in the US, Mesoblast has continued to make remestemcel-L available to children as ‘salvage therapy’ where all other treatment avenues have been exhausted and the risk of mortality is high. More than 250 children have had access to remestemcel-L under these circumstances, provided by us at no cost.

In 2020, an Expanded Access Protocol (“EAP”) was initiated in the US for compassionate use of remestemcel-L in the treatment of COVID-19 infected children with cardiovascular and other complications of MIS-C (multisystem inflammatory syndrome in children). MIS-C is a life-threatening complication of COVID-19 in otherwise healthy children and adolescents that includes massive simultaneous inflammation of multiple critical organs and their vasculature. Mesoblast has provided treatment at no charge to three children under this EAP.

7.2 Product Pricing

In the United States, Federal and state government agencies may purchase Mesoblast products and provide reimbursement on those products via the state and federal healthcare programs, such as Medicare and Medicaid, once Mesoblast’s product receives regulatory approval and is able to be commercialized. Various federal laws and/or government contracting requirements give some of these purchasers and reimbursors the right to discounted prices and/or rebates on Company products. Depending on the requirements that apply to the pricing terms the Company is reporting, our prices should reflect any reductions, rebates, up-front payments, coupons, goods in kind, free or reduced-price services, grants, price concessions, or other benefits offered to induce a sale may be considered pricing terms. Mesoblast is committed to accurately taking these items into account.

8.	Environment

Mesoblast is committed to protecting the world in which we live and work, and we aim to minimize our impact on the wider environment and its component parts. Currently, Mesoblast’s direct physical footprint is limited to office and laboratory space for our employee base of less than 100, so our direct, physical environmental impact is currently limited. Nonetheless, Mesoblast has begun initiatives to improve our impact such as sourcing our electricity from green energy providers and introducing office waste recycling programs. In addition, as noted above, many of our employees and consultants are dispersed and are infrequently in our office spaces.

We are also driving initiatives to minimize the inputs and outputs to our manufacturing processes through our investment in research and development that focuses on the scaling of technologies and minimizing waste. We are developing a 3D bioreactor process to expand our cell product which will replace our current 2D process involving plates. This will reduce the amount of plastic and biohazardous waste that will be generated by our manufacturing processes.

As mentioned above, we rely on third-party providers for important elements of our business. We and our partners must comply with environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the manufacture, storage, handling, use, transportation and disposal of hazardous and biological materials, and the health, wellbeing and safety of employees with respect to laboratory activities required for the development of products and technologies.

4.BBusiness Overview

Mesoblast has developed a range of late-stage product candidates derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms.

Remestemcel-L is our first-generation mesenchymal lineage stromal cell (“MSC”) product platform and is in late stage development for treatment of systemic inflammatory diseases including:

•	Steroid refractory acute graft versus host disease (SR-aGVHD);
•	Acute respiratory distress syndrome (ARDS); and
•	Biologic refractory inflammatory bowel disease.

Rexlemestrocel-L is our second generation mesenchymal lineage precursor cell product platform and is in late stage development for treatment of:

•	Chronic heart failure (CHF); and
•	Chronic low back pain (CLBP) due to degenerative disc disease.

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

Allogeneic, Off-the-Shelf, Commercially Scalable Products

Our technology platform enables development of a diverse range of products derived from the mesenchymal cell lineage in adult tissues. MPCs constitute the earliest known cell type in the mesenchymal lineage in-vivo.

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

Expansion: We have developed proprietary methods that enable the large-scale expansion of our cells while maintaining their ability to produce the key biomolecules associated with tissue health and repair. This allows us to produce a cellular product intended to demonstrate consistent and well-defined characterization and activity.

Products Commercialized by Licensees

Two allogeneic mesenchymal stromal cell (MSC) products developed and commercialized by Mesoblast licensees have been approved in Japan and Europe, with both licensees the first to receive full regulatory approval for an allogeneic cellular medicine in these major markets.

Mesoblast’s licensee in Japan, JCR Pharmaceuticals Co. Ltd. (“JCR”), is marketing its MSC-based product in Japan for the treatment of aGVHD in children and adults. TEMCELL® HS Inj. (“TEMCELL”) was the first allogeneic cellular medicine to receive full regulatory approval in Japan. Mesoblast receives royalty income on sales of TEMCELL® in Japan.

In 2017, Mesoblast granted TiGenix S.A.U (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Co. Ltd. (“Takeda”), exclusive access to certain of its patents to support global commercialization of Alofisel®, the first allogeneic MSC therapy to receive central marketing authorization approval from the European Commission. Mesoblast receives royalty income on Takeda’s worldwide sales of Alofisel® in the local treatment of perianal fistulae.

Mesoblast Product Candidates

Remestemcel-L for the Treatment of Steroid Refractory Acute Graft Versus Host Disease

Overview

Remestemcel-L is an intravenously delivered product candidate for the treatment of steroid-refractory acute graft versus host disease, or SR-aGVHD, following an allogeneic bone marrow transplant (“BMT”).

In a bone marrow transplant, donor cells can attack the recipient, causing a-GVHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.

Remestemcel-L is suggested to have immunomodulatory properties to counteract the cytokine storm that is implicated in various inflammatory conditions. The mechanism of action is thought to involve down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of naturally occurring anti-inflammatory cells to involved tissues.

This life-threatening disease occurs in approximately 50% of patients who receive an allogeneic BMT. Over 30,000 patients worldwide undergo an allogeneic BMT annually, primarily during treatment for blood cancers, and these numbers are increasing. In patients with the most severe form of SR-aGVHD (Grade C/D or III/IV) mortality can be as high as 90% despite optimal best available therapy. There are currently no FDA-approved treatments in the United States for children under 12 with SR-aGVHD.

Current Status and Anticipated Milestones

Mesoblast submitted its completed BLA to the FDA for remestemcel-L in January 2020. The BLA was subsequently accepted for priority review by the FDA on March 30, 2020, with a Prescription Drug User Fee Act (“PDUFA”) action date set for September 30, 2020. In August 2020, the FDA’s Oncologic Drugs Advisory Committee (“ODAC”) voted overwhelmingly in favor (nine to one(1)) that the available data support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. FDA issued a CRL on September 30, 2020, noting deficiencies related to clinical and Chemistry, Manufacturing and Controls (“CMC”) data.

Mesoblast has worked to address the issues noted in the Complete Response Letter, through multiple interactions with FDA for guidance. Mesoblast will provide these new data to FDA and address all CMC outstanding items as required for the planned BLA resubmission. If the resubmission is accepted, FDA will consider the adequacy of the clinical data in the context of the related CMC issues.

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

Remestemcel-L for Moderate to Severe Acute Respiratory Distress Syndrome due to COVID-19 Infection

Overview

COVID-19 ARDS results from a severe inflammatory reaction, referred to as a cytokine storm, to infection from the SARS CoV-2 virus. This cytokine storm can cause significant damage to the lungs and other organs and ARDS remains a major cause of mortality for COVID-19 patients who are immunocompromised, unvaccinated, or with comorbidities, as well as those with seasonal influenza and other pathogens.

The extensive safety data of remestemcel-L and its anti-inflammatory effects in acute GVHD is a compelling rationale for evaluating remestemcel-L in COVID-19 ARDS. Following intravenous delivery of remestemcel-L, the cells migrate to the areas of inflammation particularly in the lungs resulting in the potential for remestemcel-L to tame the cytokine storm in ARDS.

The clinical protocol evaluating remestemcel-L in patients in the Phase 2/3 trial was based on results from patients treated with remestemcel-L under an emergency IND/EAP compassionate use at Mount Sinai Hospital in New York. Twelve patients with moderate to severe COVID ARDS on mechanical ventilation were given 2 infusions within one week. Nine of the 12 patients (75%) were successfully taken off the ventilator and discharged from hospital within a median of 10 days. These pilot study results were published during the year in the peer-reviewed journal Cytotherapy.

The Phase 2/3 placebo-controlled trial, initiated in 2020, randomized 1:1 to either standard of care alone or standard of care plus two doses of remestemcel-L 2 million cells/kg 3-5 days apart in ventilator-dependent patients with moderate/severe ARDS due to COVID-19. The trial was halted in December 2020 after the Data Safety Monitoring Board (DSMB) performed a third interim analysis on the trial’s first 180 patients, noting that the trial was not likely to meet the 30-day mortality reduction endpoint at the planned 300 patient enrolment. The trial was powered to achieve a primary endpoint of 43% reduction in mortality at 30 days for treatment with remestemcel-L on top of maximal care. The DSMB recommended that the trial complete with the enrolled 222 patients, and that all be followed-up as planned.

Current Status and Anticipated Milestones

Mesoblast provided a 12-month update on survival outcomes from the Phase 2/3 trial of remestemcel-L in ventilator-dependent COVID-19 patients with moderate/severe acute ARDS. Through the initial 90 days, remestemcel-L reduced mortality by 48% compared to controls in a pre-specified analysis of 123 patients below age 65, but not in 97 patients over age 65, as previously reported. In an exploratory analysis in patients under age 65 who also received dexamethasone as part of their standard of care, remestemcel-L reduced 90-day mortality by 77% compared to controls. These early survival outcomes in the remestemcel-L group relative to controls were maintained at later timepoints in those under age 65, with a 42% reduction in mortality through 12 months and with continued observed synergy with dexamethasone.

Mesoblast has met with the FDA in regard to potential emergency use authorization (EUA) for remestemcel-L in the treatment of ventilator-dependent patients with moderate or severe ARDS due to COVID-19. The FDA advised Mesoblast that an additional clinical study in COVID ARDS would be required which, if statistically positive, could provide a dataset in conjunction with the 222 patient clinical study that might be sufficient to support an EUA.

Mesoblast has entered into a non-binding Memorandum of Understanding (MOU) with Vanderbilt University Medical Center, which coordinates and works closely with clinical investigators at over 40 sites across the United States focused on studying ARDS and other critical illnesses. The MOU proposes a collaboration toward the design and execution of a second COVID-19 trial for remestemcel-L; to jointly develop a trial protocol and seek FDA approval for the trial, the results from which Mesoblast may use to support regulatory filings (such as seeking Emergency Use Authorization from FDA); and to negotiate a written, cooperative agreement and proceeding with the trial upon receipt of FDA approval.

Remestemcel-L for Inflammatory Bowel Disease (IBD) – Ulcerative Colitis (UC) and Crohn’s Colitis

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

Current Status

A randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury in up to 48 patients with medically refractory Crohn’s disease and ulcerative colitis has commenced at Cleveland Clinic. The investigator-initiated study is the first in humans using local cell delivery in the gut and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously. Results from the first patient cohort in the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory Crohn’s colitis were published in the peer-reviewed journal British Journal of Surgery.

Strategically, Mesoblast views UC and Crohn’s colitis as a potentially important label extension for remestemcel-L given the gastrointestinal involvement common to acute graft versus host disease and inflammatory bowel disease. Gastrointestinal damage is the major driver of aGVHD mortality and is linked to systemic inflammation in aGVHD. Biomarkers that predict high mortality in aGVHD, such as blood levels of soluble suppression of tumorigenicity 2 (ST2) have shown to be significantly reduced in patients treated with remestemcel-L. ST2 has also been shown to be associated with active IBD (UC & Crohn’s).

Rexlemestrocel-L for Chronic Heart Failure

Overview

Mesoblast is developing rexlemestrocel-L to fill the treatment gap for chronic heart failure (CHF). Patients with CHF continue to represent high unmet medical need despite recent advances in new therapeutic agents for chronic heart failure. The American Heart Association (AHA) estimated in 2017 that prevalence is expected to grow 46% by 2030 in the U.S., affecting more than 8 million Americans. CHF causes severe economic, social, and personal costs. In the U.S., it is estimated that CHF results in direct costs of $60.2 billion annually when identified as a primary diagnosis and $115.0 billion as part of a disease milieu. Mesoblast believes that targeting high-risk chronic patients with the highest unmet clinical needs provides the company with the most efficient path to market.

Rexlemestrocel-L for HFrEF consists of 150 million MPCs administered by direct cardiac. MPCs release a range of factors when triggered by specific receptor-ligand interactions within damaged tissue. Based on preclinical data, we believe that the factors released from the MPCs induce functional cardiac recovery by simultaneous activation of multiple pathways, including induction of endogenous vascular network formation, reduction in harmful inflammation, reduction in cardiac fibrosis, and reversal of endothelial dysfunction through activation of intrinsic tissue precursors.

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

Program for Class II/III CHF patients

A multicenter, double-blinded, 1:1 randomized, sham-procedure-controlled Phase 3 study of remestemcel-L was completed across North America with 565 NYHA Class II/III patients at high risk of repeated heart failure hospitalizations or a terminal cardiac event (cardiac death, LVAD placement, heart transplant or insertion of an artificial heart). The enrollment criteria for this trial included a prior decompensated heart failure event (e.g. hospitalization) within the previous nine months and/or very high level of NT-proBNP, a protein used in diagnosis and screening of CHF. These inclusion criteria were designed for enrichment in patients with substantial left ventricular contractile abnormality, advanced CHF due to left ventricular systolic dysfunction and higher risk of recurrent decompensated heart failure hospitalizations and TCEs. This target patient population was shown to respond effectively to treatment with rexlemestrocel-L in our previous Phase 2 trial.

Topline results from the 537 patients who met the criteria which allowed for treatment to occur on a 1:1 randomization basis between rexlemestrocel-L and sham control were announced in December 2021. Over a mean 30 months of follow-up, patients with advanced chronic heart failure who received a single endomyocardial treatment with rexlemestrocel-L on top of maximal therapies had 60% reduction in incidence of heart attacks or strokes and 60% reduction in death from cardiac causes when treated at an earlier stage in the progressive disease process. Despite significant reduction in the pre-specified endpoint of cardiac death, there was no reduction in study primary end point of recurrent non-fatal decompensated heart failure events, which was the trial’s primary endpoint.

The combination of the three pre-specified outcomes of cardiac death, heart attack or stroke into a single composite outcome - called the three-point major adverse cardiovascular event (MACE) is a well-established endpoint used by the FDA to determine cardiovascular risk. Rexlemestrocel-L reduced this three-point MACE by 30% compared to controls across the population of 537 patients. In the NYHA class II subgroup of 206 patients, rexlemestrocel-L reduced the three-point MACE by 55% compared to controls.

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

In this Phase 2 trial, the trial did not show a significant difference in the ability for patients to tolerate a wean for a period of 60 minutes. However, in relation to the clinically meaningful endpoint of reduction in major GI bleeding episodes and related hospitalizations, a single injection of rexlemestrocel-L administered directly into the heart resulted in a 76% reduction in major GI bleeding events and in a 65% reduction in associated hospitalizations. This suggests that rexlemestrocel-L reversed endothelial dysfunction which is responsible for the abnormal vasculature in the GI tract and severe bleeding in LVAD patients.

Current Status and Anticipated Milestones

Recently Mesoblast reported that treatment with rexlemestrocel-L resulted in greater improvement in the pre-specified analysis of left ventricular ejection fraction (LVEF) at 12 months relative to controls after a single intervention in the Phase 3 trial in NYHA class II/III chronic heart failure. Improvement in LVEF was most pronounced in the setting of inflammation and preceded long-term reduction in the 3-point MACE of cardiovascular death, non-fatal heart attack or stroke. Effects on LVEF and MACE outcomes were even more pronounced in 301 HFrEF patients with high baseline levels of inflammation as measured by hsCRP. LVEF improvement at 12 months may be an appropriate early surrogate endpoint for long-term reduction in MACE.

Results from three randomized controlled trials in class II/III HFrEF and in end-stage HFrEF with LVADs support the idea of a common MOA by which rexlemestrocel-L reverses inflammation-related endothelial dysfunction and reduces adverse clinical outcomes across the spectrum of HFrEF patients.

Rexlemestrocel-L has regenerative medicine advanced therapy (RMAT) designation from the FDA for treatment of chronic heart failure with left ventricular systolic dysfunction in patients with an LVAD. Mesoblast now intends to meet with FDA under the RMAT framework to discuss the totality of the data and the evidence of a common rexlemestrocel-L MOA across the broader HFrEF spectrum.

Rexlemestrocel-L for Chronic Low Back Pain (CLBP) associated with Degenerative Disc Disease (DDD)

Overview

Rexlemestrocel-L (MPC-06-ID) for CLBP consists of a unit dose of 6 million MPCs administered by syringe directly into a damaged disc.

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

It is estimated that over 7 million people in the U.S. alone suffer from CLBP associated with DDD, of which 3.2 million patients have moderate disease. This market is projected to have annual growth rate similar to that of the US population annual growth rate. After failure of conservative measures (medication, injections, physical therapy etc.), there is a need for non-opioid treatments that are effective over a sustained period of time. When disc degeneration has progressed to a point that pain and loss of function can no longer be managed by conservative means, major invasive surgery such as spinal fusion is the most commonly offered option.

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

Current Status and Anticipated Milestones

The Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 1:1:1 to receive either 6 million MPCs with hyaluronic acid (MPC+HA), 6 million MPCs without hyaluronic acid (MPC) or saline control. Although the trial's composite outcomes of pain reduction together with functional responses to treatment were not met by either MPC group; the MPC+HA treatment group achieved substantial and durable reductions in pain compared to control through 24 months across the entire evaluable study population (n=391) compared with saline controls. Greatest pain reduction was observed in the pre-specified population with CLBP of shorter duration than the study median of 68 months (n=194) and subjects using opioids at baseline (n=168) with the MPC+HA group having substantially greater reduction at all time points (1, 3, 6, 12, 18 and 24 months) compared with saline controls. There was no appreciable difference in the safety of MPC groups compared to saline control over the 24-month period of follow-up in the entire study population. In subjects using opioids at baseline, the MPC+HA demonstrated a reduction in the average opioid dose over 24 months, while saline control subjects had essentially no change.

Mesoblast received feedback in December 2021 from FDA on the Phase 3 program for CLBP and plans to conduct an additional US Phase 3 trial which may support submissions for potential approval in both the US and EU. Following review of the completed Phase 3 trial data, FDA agreed with Mesoblast’s proposal for pain reduction at 12 months as the primary endpoint of the next trial, with functional improvement and reduction in opioid use as secondary endpoints.

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

Intellectual Property

We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes, with approximately 1,037 patents and patent applications across 58 patent families as of July 2022.

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

As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and

Singapore. As of July 2022, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 66 granted U.S. patents and 38 pending U.S. patent applications; 60 granted Japanese patents and 29 pending Japanese patent applications; 35 granted Chinese patents and 23 pending Chinese patent applications; 44 granted European patents and 40 pending European patent applications; and 54 granted Australian patents and 25 pending Australian patent applications.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government programs such as Medicare or Medicaid, managed care plans, private health insurers, and other organizations. These third-party payors may deny coverage or reimbursement for a product or therapy in whole or in part if they determine that the product or therapy was not medically appropriate or necessary or if another less expensive potential alternative exists. Third-party payors may attempt to control costs by limiting coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication, and by limiting the amount of reimbursement for particular procedures or drug treatments. In addition, in the United States, participation in government health programs such as Medicare and Medicaid are subject to complex rules and controls relating to price reporting and calculation of prices to ensure that pricing provided to government entities for periodic reporting purposes is aligned and compliant with numerous complex statutory requirements and the lowest possible price is the one used by government programs. The infrastructure and/or external resources necessary to ensure continued compliance with these requirements is extensive and manufacturers are subject to audit both by the Centers for Medicare and Medicaid Services and by State Medicaid authorities.

The cost of pharmaceuticals and devices continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. More recently in the US and for certain high-cost rare disease drugs, payors have negotiated a provision that requires manufactures to refund the cost of the treatment if patients discontinue the drug for clinical reasons. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings (or mandatory price decreases) on specific products and therapies. There can be no assurance that our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available or that the third-party payors reimbursement policies will not adversely affect our ability to sell our product profitably.

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

In March 2010, President Obama signed into law the Affordable Care Act (“ACA”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. We expect that the rebates, discounts, taxes and other costs resulting from the ACA over time will have a negative effect on our expenses and profitability in the future. Furthermore, expanded government investigative authority and increased disclosure obligations may increase the cost of compliance with new regulations and programs.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2022. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

4.C	Organizational Structure

See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.

4.D	Property, Plants and Equipment

We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$1,000,000 per year for this lease, which expires in April 2026. We are in the process of sub-leasing part of this space since it is surplus to our requirements. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay approximately $995,000 per year for this lease, which expires in September 2024. We also lease laboratory and office space in Singapore. We pay approximately S$267,000 per year for this lease, which expires in September 2025. We also lease laboratory space in Texas and pay approximately $309,000 per year for this lease, which expires in December 2026. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects
5.A	Operating Results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.

Financial Overview

We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. As at June 30, 2022, we had an accumulated deficit of $738.9 million. Our net loss for the year ended June 30, 2022 was $91.3 million.

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

In the year ended June 30, 2022, we recognized $8.7 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co. Ltd. (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $7.2 million for the year ended June 30, 2021. Also, in the years ended June 30, 2022 and 2021, we recognized $0.3 million and $0.2 million, respectively, in commercialization revenue from royalty income earned on sales of Alofisel® in Europe. These amounts were recorded in revenue as there are no further performance obligations required in regard to these items.

In the year ended June 30, 2022, we recognized $1.2 million in milestone revenue in relation to our patent license agreement with Takeda Pharmaceutical Company Limited (“Takeda”) entered into in December 2017. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. This amount was recorded in revenue as there are no further performance obligations required regarding this item. There was no milestone revenue recognized in relation to this agreement with Takeda in the year ended June 30, 2021.

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

Management and Administration. Management and administration expenses consist primarily of salaries and related costs including share-based incentives for directors and employees in corporate and administrative functions, including the executives of those areas. Other significant management and administration expenses include legal and professional services, rent and depreciation of leasehold improvements, insurance and information technology services.

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market growth,  probability of success, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized net remeasurement gains of $0.9 million and $18.7 million for the years ended June 30, 2022 and 2021, respectively.

Fair Value Movement of Warrants. Remeasurement of warrants pertain to the warrants granted to Oaktree Capital Management, L.P. (“Oaktree”) in relation to the refinancing of our senior debt facility. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility. In the year ended June 30, 2022, we recognized a remeasurement gain of $5.9 million. There was no fair value movement of warrants recognized in the year ended June 30, 2021.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise foreign exchange gains and losses.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized a foreign exchange loss of $0.5 million and a gain of $1.5 million in the years ended June 30, 2022 and 2021, respectively.

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

Remeasurement of borrowing arrangements recognized pertain to our loan and security agreements with Hercules Capital, Inc. (“Hercules”), NovaQuest Capital Management, L.L.C. (“NovaQuest”) and Oaktree. Remeasurement of borrowing arrangements is recognized when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate.

In the years ended June 30, 2022 and 2021, we recognized a remeasurement loss of $0.9 million and a gain of $0.4 million in relation to our credit facility with Hercules, respectively. Within the $0.9 million loss recognized in the year ended June 30, 2022, $1.3 million loss relates to prepaying the outstanding balance and extinguishing our loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the years ended June 30, 2022 and 2021, we recognized remeasurement gains of $0.5 million and $4.8 million in relation to our existing credit facility with NovaQuest, respectively. In the years ended June 30, 2022 and 2021, we recognized a minimal gain and $Nil in relation to our existing credit facility with Oaktree.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $0.2 million in the year ended June 30, 2022 and $0.8 million in the year ended June 30, 2021.

Results of Operations

Comparison of Our Results for the Year ended June 30, 2022 with the Year ended June 30, 2021

The following table summarizes our results of operations for the years ended June 30, 2022 and 2021, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2022	2021	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$9,039	$7,434	1,605	22%
Milestone revenue	1,172	—	1,172	NM
Interest revenue	3	22	(19)	(86%)
Total revenue	10,214	7,456	2,758	37%

Research & development	(32,815)	(53,012)	20,197	(38%)
Manufacturing commercialization	(30,757)	(32,719)	1,962	(6%)
Management and administration	(27,210)	(30,867)	3,657	(12%)
Fair value remeasurement of contingent consideration	913	18,687	(17,774)	(95%)
Fair value movement of warrants	5,896	—	5,896	NM
Other operating income and expenses	(539)	1,539	(2,078)	(135%)
Finance costs	(17,288)	(10,714)	(6,574)	61%
Loss before income tax	(91,586)	(99,630)	8,044	(8%)
Income tax benefit	239	819	(580)	(71%)
Loss attributable to the owners of Mesoblast Limited	$(91,347)	$(98,811)	7,464	(8%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(14.08)	(16.33)	2.25	(14%)
Diluted - losses per share	(14.08)	(16.33)	2.25	(14%)

* NM = not meaningful.

Revenue

Revenues were $10.2 million for the year ended June 30, 2022, compared with $7.5 million for the year ended June 30, 2021, an increase of $2.7 million. The following table shows the movement within revenue for the years ended June 30, 2022 and 2021, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Revenue:
Commercialization revenue	9,039	7,434	1,605	22%
Milestone revenue	1,172	—	1,172	NM
Interest revenue	3	22	(19)	(86%)
Revenue	$10,214	$7,456	2,758	37%

* NM = not meaningful.

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe increased by $1.6 million for the year ended June 30, 2022. Royalty income on sales of TEMCELL in Japan by our licensee JCR increased $1.5 million from $7.2 million in the year ended June 30, 2021 to $8.7 million in the year ended June 30, 2022. Royalty income on sales of Alofisel® in Europe by our licensee Takeda increased by $0.1 million in the year ended June 30, 2022 compared with the year ended June 30, 2021.

We recognized $1.2 million in milestone revenue during the year ended June 30, 2022 in relation to our patent license agreement with Takeda. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the year ended June 30, 2021.

Research and development

Research and development expenses were $32.8 million for the year ended June 30, 2022, compared with $53.0 million for the year ended June 30, 2021, a decrease of $20.2 million. The $20.2 million decrease in research and development expenses is due to a decrease in product support costs and third party costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Research and development:
Third party costs	10,626	19,269	(8,643)	(45%)
Product support costs	17,942	29,649	(11,707)	(39%)
Intellectual property support costs	2,785	2,635	150	6%
Amortization of current marketed products	1,462	1,459	3	0%
Research and development	$32,815	$53,012	(20,197)	(38%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $8.6 million in the year ended June 30, 2022 compared with the year ended June 30, 2021.

This $8.6 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L (for pediatric SR-aGVHD) as activities and costs have reduced as enrollment was completed in December 2020, January 2019, March 2018 and December 2017, respectively. We continued to incur costs for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF) and MPC-06-ID (CLBP) during the year ended June 30, 2022 as patients were monitored during follow up visits, other testing was completed and data was analyzed. In the year ended June 30, 2022, we also incurred costs of $1.1 million associated with our pre-commercial activities as we prepare for the potential launch of remestemcel-L in the United States.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have decreased by $11.7 million for the year ended June 30, 2022 compared with the year ended June 30, 2021. Within this $11.7 million decrease, $8.8 million relates to a decrease in product support costs for research and development functions and $2.9 million relates to a decrease in product support costs for pre-commercial functions.

The $8.8 million decrease in product support costs for personnel in research and development functions is primarily due to a decrease of $3.5 million across salaries and associated costs as full time equivalents decreased by 10.6 (19%) from 55.5 for the year ended June 30, 2021 to 44.9 for the year ended June 30, 2022. There was also a decrease of $3.9 million in share-based payment expenses and a decrease of $1.4 million across consulting and recruitment expenses for the year ended June 30, 2022 compared with the year ended June 30, 2021.

The $2.9 million decrease in product support costs for personnel in pre-commercial functions is due to a decrease of $2.9 million across salaries and associated costs as full time equivalents decreased by 7.2 (96%) from 7.5 for the year ended June 30, 2021 to 0.3 for the year ended June 30, 2022.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $0.1 million in the year ended June 30, 2022 compared with the year ended June 30, 2021 due to increased activities across our entire patent portfolio.

Manufacturing commercialization

Manufacturing commercialization expenses were $30.8 million for the year ended June 30, 2022, compared with $32.7 million for the year ended June 30, 2021, a decrease of $1.9 million. This decrease is primarily due to a decrease in platform technology costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Manufacturing commercialization:
Platform technology	29,146	30,842	(1,696)	(5%)
Manufacturing support costs	1,611	1,877	(266)	(14%)
Manufacturing commercialization	$30,757	$32,719	(1,962)	(6%)
Platform technology costs decreased by $1.7 million for the year ended June 30, 2022 compared with year ended June 30, 2021. These costs consist of fees paid to our contract manufacturing organizations, potency assay work that will support the aGVHD BLA resubmission, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of goods and improve manufacturing efficiencies in our MPC and MSC based products. The decrease of these costs was primarily due to higher MSC development activities during the year ended June 30, 2021 as compared to the year ended June 30, 2022.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions decreased by $0.2 million for the year ended June 30, 2022 compared with the year ended June 30, 2021 primarily due to a decrease in share-based payment and consulting expenses.

Management and administration

Management and administration expenses were $27.2 million for the year ended June 30, 2022, compared with $30.9 million for the year ended June 30, 2021, a decrease of $3.7 million. This decrease was primarily due to a decrease in share-based payment expenses.

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Management and administration:
Labor and associated expenses	9,747	13,935	(4,188)	(30%)
Corporate overheads	12,294	10,690	1,604	15%
Legal and professional fees	5,169	6,242	(1,073)	(17%)
Management and administration	$27,210	$30,867	(3,657)	(12%)

Labor and associated expenses decreased by $4.2 million from $13.9 million for the year ended June 30, 2021 to $9.7 million for the year ended June 30, 2022. This $4.2 million decrease in the year ended June 30, 2022 is primarily due to a decrease of $2.8 million in share-based payment expenses and a decrease of $0.2 million in consulting expenses. There was also a decrease in overall costs of salaries and associated expenses by $1.2 million in the year ended June 30, 2022, compared with the year ended June 30, 2021 due to full time equivalents decreasing by 3.0 (11%) from 26.4 for the year ended June 30, 2021 to 23.4 for the year ended June 30, 2022.

Corporate overhead expenses increased by $1.6 million from $10.7 million for the year ended June 30, 2021 to $12.3 million for the year ended June 30, 2022 primarily due to an increase in insurance premiums.

Legal and professional fees decreased by $1.1 million from $6.2 million for the year ended June 30, 2021 to $5.1 million for the year ended June 30, 2022 primarily due to legal and other advisory fees associated with one-off regulatory, partnering and financing activities incurred during the year ended June 30, 2021.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $0.9 million gain for the year ended June 30, 2022 compared with a $18.7 million gain for the year ended June 30, 2021. The $0.9 million gain for the year ended June 30, 2022 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

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

Fair value movement of warrants

In relation to the fair value movement of warrants, we recognized a $5.9 million gain for the year ended June 30, 2022. This gain is a net result of changes to the key valuation inputs of the warrants such as the share price, risk-free interest rates and volatility. There was no fair value movement of warrants recognized in the year ended June 30, 2021.

Other operating income and expenses

In other operating income and expenses, we recognized a loss of $0.5 million for the year ended June 30, 2022, compared with an income of $1.5 million for the year ended June 30, 2021. The following table shows movements within other operating income and expenses for the years ended June 30, 2022 and 2021, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Other operating income and expenses:
Foreign exchange losses/(gains) (net)	536	(1,471)	2,007	(136%)
Foreign withholding tax	3	—	3	NM
Government grant revenue	—	(68)	68	(100%)
Other operating (income) and expenses	$539	$(1,539)	2,078	(135%)

* NM = not meaningful.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2022, we recognized a foreign exchange loss of $0.5 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ depreciated against the US$. In the year ended June 30, 2021, we recognized a foreign exchange gain of $1.5 million.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	382	(5,225)	5,607	(107%)
Interest expense	16,906	15,939	967	6%
Finance costs	$17,288	$10,714	6,574	61%

In the year ended June 30, 2022, we recognized an overall loss of $0.4 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facilities with Hercules, NovaQuest and Oaktree, a decrease of $5.6 million as compared with a $5.2 million gain for the year ended June 30, 2021.

Within the $0.4 million loss in the year ended June 30, 2022, in relation to our existing credit facility with NovaQuest, we recognized a $0.5 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, a decrease of $4.3 million as compared with a gain of $4.8 million for the year ended June 30, 2021.

Also within the $0.4 million loss in the year ended June 30, 2022, in relation to our credit facility with Hercules, we recognized a loss of $0.9 million for remeasurement of borrowing arrangements, a decrease of $1.3 million as compared with a gain of $0.4 million for the year ended June 30, 2021. Within the $0.9 million loss recognized in the year ended June 30, 2022, $1.3 million relates to prepaying the outstanding balance and extinguishing our loan with Hercules, which has been refinanced with a new $90.0 million five-year facility provided by Oaktree. This loss was offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

Also within the $0.4 million loss in the year ended June 30, 2022, in relation to our existing credit facility with Oaktree, we recognized a minimal gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2021.

Interest expense increased by $1.0 million from $15.9 million for the year ended June 30, 2021 to $16.9 million for the year ended June 30, 2022.

Within the $16.9 million interest expense in the year ended June 30, 2022, in relation to our loan and security agreement with Hercules, we recognized $3.3 million of interest expense, a decrease of $5.0 million as compared with $8.3 million for the year ended June 30, 2021, given that in November 2021, our credit facility with Hercules was refinanced with a new $90.0 million five-year facility provided by Oaktree.

Within this $3.3 million recognized in the year ended June 30, 2022, $1.7 million was recognized with regard to interest expense payable on the loan balance within the year and a further $1.6 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2022 using the effective interest rate method over the period of initial recognition through maturity.

In the year ended June 30, 2022, in relation to our loan and security agreement entered into with Oaktree on November 22, 2021, we recognized $5.2 million of interest expense. Within this $5.2 million recognized in the year ended June 30, 2022, $3.7 million was recognized with regard to interest expense payable on the loan balance within the year and a further $1.5 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2022 using the effective interest rate method over the period of initial recognition through maturity. There was no interest expense recognized in the year ended June 30, 2021 in relation to Oaktree.

In the year ended June 30, 2022, in relation to our loan and security agreement with NovaQuest, we recognized $7.8 million of interest expense, an increase of $0.8 million as compared with $7.0 million for the year ended June 30, 2021. Interest expense relating to the NovaQuest loan is accrued on the loan principal balance and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”).

In line with IFRS 16 Leases, we also recognized interest expenses of $0.6 million in relation to lease charges for the years ended June 30, 2022 and 2021, respectively.

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Loss before income tax	(91,586)	(99,630)	8,044	(8%)
Income tax benefit	239	819	(580)	(71%)
Loss after income tax	$(91,347)	$(98,811)	7,464	(8%)

Loss before income tax was $91.6 million for the year ended June 30, 2022 compared with $99.6 million for the year ended June 30, 2021, a decrease in the loss by $8.0 million. This decrease is the net effect of the changes in revenues and expenses that have been discussed above.

A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2022, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

A non-cash income tax benefit of $0.8 million was recognized in the year ended June 30, 2021 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Comparison of Our Results for the Year ended June 30, 2021 with the Year ended June 30, 2020

For results of operations for the years ended June 30, 2021 and 2020, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our Annual Report on Form 20-F for the year ended June 30, 2021, filed with the SEC on August 31, 2021.

Certain Differences Between IFRS and U.S. GAAP

IFRS differs from U.S. GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and U.S. GAAP. Our significant accounting policies are described in “Item 18 Financial Statements – Note 23”.

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

As of June 30, 2022, we held 97% of our cash in USD, and 3% in AUD. As of June 30, 2021, we held 89% of our cash in USD, and 11% in AUD.

Interest rate risk

Our main interest rate risk arises from the portion of our long-term borrowings with a floating interest rate, which exposes us to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. We can repay the loan facility at our discretion and we can also refinance if we are able to achieve terms suitable to us in the marketplace or from our existing lenders. In November 2021, we refinanced our variable interest rate loan with a fixed rate loan thereby eliminating our current exposure to interest rate risk on long-term borrowings. As at June 30, 2022, we do not hold any floating interest rate borrowings.

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

Contractual Obligations and Commitments

Contractual commitments:

Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2022.

In December 2019, we commenced production under our manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2022, the agreement contains a minimum remaining financial commitment of the non-lease component of $12.2 million, payable until June 2024. We have accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2022, the lease component is $4.1 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities.

We have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2022, we had $9.4 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, we are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

We do not have any other purchase commitments as of June 30, 2022.

Lease commitment – as lessee:

We lease various offices under non-cancellable leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We also lease a manufacturing suite under the non-cancellable manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market expiring within 2 years.

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

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2022 we have assessed that the probability of outflows is remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of June 30, 2022.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2022 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

In September 2020, the U.S. Food and Drug Administration (“FDA”) issued a Complete Response Letter to our Biologics License Application (“BLA”) filing of remestemcel-L for the treatment of children with steroid-refractory acute graft versus host disease (“SR-aGVHD”), a life-threatening complication of an allogeneic bone marrow transplant. We expect to file a resubmission of the BLA to FDA providing new data that address all chemistry, manufacturing and controls (“CMC”) outstanding items in Q1 FY2023. If the resubmission is accepted, FDA will consider the adequacy of the clinical data in the context of the related CMC issues during an expected six month review period.

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

Sources of Liquidity

As of June 30, 2022, we held total cash reserves of $60.4 million. On August 9, 2022, we raised additional gross proceeds of $45.0 million. We continue our focus on maintaining tight control of net cash outflows from operating activities, which were $65.8 million for the 12 months ended June 30, 2022, a reduction of 35% compared to the prior period. We believe our existing cash reserves are sufficient to meet our next 12 months of expenditure requirements, including expenditure needed for the BLA approval process of remestemcel-L for SR-aGvHD, from the issuance date of the consolidated financial statements.

If we obtain first product approval and launch within the next 12 months, we will be able to access funds from our existing loan arrangements. If we are delayed, additional cash inflows from strategic partnerships, product specific financing, debt or equity capital markets will be required. Because of the uncertainty on whether we can achieve cash inflows, this creates material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. For our audited financial statements, see “Item 18 Financial Statements” included in this Annual Report on Form 20-F.

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

Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(65,782)	(100,749)	34,967	(35%)
Net cash (outflows) in investing activities	(232)	(1,647)	1,415	(86%)
Net cash (outflows)/inflows by financing activities	(9,870)	108,534	(118,404)	(109%)
Net decrease in cash and cash equivalents	(75,884)	6,138	(82,022)	NM

Comparison of cash flows for the Year ended June 30, 2022 with the Year ended June 30, 2021

Net cash outflows in operating activities

Net cash outflows for operating activities were $65.7 million for the year ended June 30, 2022, compared with $100.7 million for the year ended June 30, 2021, a decrease of $35.0 million. The decrease of $35.0 million is due to a decrease in cash outflows of $31.2 million and an increase in cash inflows of $3.8 million in the year ended June 30, 2022 compared with the year ended June 30, 2021.

The $3.8 million increase of inflows comprised: inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe increased by $2.7 million during the year ended June 30, 2022, compared with the year ended June 30, 2021; inflows from a regulatory milestone payment received in relation to our patent license agreement with Takeda increased by $1.1 million during the year ended June 30, 2022, compared with the year ended June 30, 2021.

Outflows for payments to suppliers and employees decreased by $31.2 million from $107.0 million for the year ended June 30, 2021 to $75.8 million for the year ended June 30, 2022 primarily due to a decrease in payments in relation to manufacturing commercialization, advertising and marketing and research and development costs as headcount, clinical trials and commercialization activities reduced.

Net cash outflows in investing activities

Net cash outflows for investing activities decreased by $1.4 million for the year ended June 30, 2022, compared with the year ended June 30, 2021 due to a decrease in payments for fixed assets, such as plant and equipment.

Net cash (outflows)/inflows in financing activities

Net cash outflows for financing activities increased by $118.4 million for the year ended June 30, 2022, compared with the year ended June 30, 2021. The increase of $118.4 million is due to a decrease in cash inflows of $59.0 million and an increase in cash outflows of $59.4 million in the year ended June 30, 2022 compared with the year ended June 30, 2021.

The $59.0 million decrease of inflows comprised: received a total of $60.0 million in receipts for gross proceeds drawn pursuant to a five-year credit facility with Oaktree during the year ended June 30, 2022, compared with $Nil for the year ended June 30, 2021; received $108.6 million of proceeds from a private placement completed in March 2021 during the year ended June 30, 2021, compared with $Nil for the year ended June 30, 2022; received $0.2 million in receipts from employee share option exercises during the year ended June 30, 2022, compared with receipts of $9.2 million for the year ended June 30, 2021; we received receipts of $1.4 million for shares issued through the exercise of incentive rights in connection with the Kentgrove Capital equity facility agreement during the year ended June 30, 2021, compared with $Nil for the year ended June 30, 2022.

The $59.4 million increase of outflows comprised: repayment of the outstanding balance of $55.4 million of our senior debt facility with Hercules during the year ended June 30, 2022, compared with $Nil for the year ended June 30, 2021; payments of $2.8 million and $2.9 million for lease liabilities during the years ended June 30, 2022 and 2021, respectively; payments of $6.1 million and $5.9 million for interest and other costs of finance during the years ended June 30, 2022 and 2021, respectively; payments of $0.2 million and $1.8 million for capital raising costs in the years ended June 30, 2022 and 2021, respectively; payments of $5.5 million for borrowings costs in the year ended June 30, 2022, compared with $Nil for the year ended June 30, 2021.

Comparison of cash flows for the Year ended June 30, 2021 with the Year ended June 30, 2020

In the year ended June 30, 2022, we enhanced the relevance and reliability of the Statement of Cash Flows by changing the accounting policy relating to the classification of the Interest and other costs of finance paid, previously classified within the operating activities of the Statement of Cash Flows. We have changed our accounting policy to classify cash flows from interest and other costs of finance paid as a financing activity because it improves the relevance of the cash flows paid from obtaining capital resources. This change in accounting policy also diminishes the mismatch in operating cash flows from the profit and loss and improves the reliability of the operating cash flow balance.

This change in presentation has been retrospectively applied to the years ended June 30, 2021 and 2020 financial statements. For the years ended June 30, 2021 and 2020, $5.9 million and $5.9 million of interest and other costs of finance paid has been reclassified from operating activities to financing activities in the Statement of Cash Flows, respectively. In conjunction with this change in presentation, for discussion on comparison of cash flows for the years ended June 30, 2021 and 2020, refer to Cash Flows within “Item 5.B Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended June 30, 2021, filed with the SEC on August 31, 2021.

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

Borrowings

Oaktree arrangement

In November 2021, our senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. We drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.

On November 19, 2021, Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. We determined that an obligation to issue the warrants had arisen from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability was measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants.

In the year ended June 30, 2022, we recognized a minimal gain in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2021.

Hercules arrangement

In March 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. We drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to repay the outstanding balance with Hercules. Prior to extinguishing our loan with Hercules, we had amended the terms of the loan and security agreement to extend the interest-only period to January 2022 and therefore we had not commenced principal repayments.

Interest on the loan was payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. On June 30, August 1, September 19 and October 31, 2019, in line with the changes in the U.S. prime rate, the interest rate on the loan was 10.45%, 10.20%, 9.95% and 9.70%, respectively, and remained at 9.70% in line with the terms of the loan agreement until extinguishing our loan with Hercules.

In the year ended June 30, 2022, we recognized a loss of $0.9 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. Within this $0.9 million loss, $1.3 million relates to prepaying the outstanding balance and extinguishing our loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2021, we recognized a gain of $0.4 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. This remeasurement relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

NovaQuest arrangement

On June 29, 2018, we entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026. All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the annual payment cap, we will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

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

In the years ended June 30, 2022 and 2021, we recognized gains of $0.5 million and $4.8 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.

We recognize a liability as current based on repayments linked to estimates of sales of remestemcel-L. However, if sales of remestemcel-L are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to our fixed rate loan with our senior creditor, Oaktree. We have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

Compliance with loan covenants

Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. We have an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Oaktree where we are currently obliged to maintain a minimum cash balance in the United States of $35.0 million.

We have complied with the financial and other restrictive covenants of our borrowing facilities during the year ended June 30, 2022 and 2021.

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

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Mesoblast board of directors (“the Board”) presents the 2021/2022 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements.

The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2022.

Introductory Comments from Bill Burns, Nomination and Remuneration Committee Chairman

As the recently appointed Chair of the Nomination and Remuneration Committee, this is my first opportunity to make introductory comments and I would like to start by thanking the Board for the appointment, which is a role that carries increased importance and attention for all companies, across all industries. I look forward to serving the Board and shareholders as Chair and intend to continue to improve on process with a particular focus on environment, social and governance (ESG) within the Company.

Mesoblast is a late-stage development company in the biotechnology sector, as such, the progress we make in clinical and regulatory development is of utmost importance. I am pleased to say fiscal year 2022 has been very active on these fronts with significant progress made via numerous meetings and dialogue with the Food & Drug Administration in the United States, involving all programs in our late-stage clinical pipeline.

The Company’s market valuation has been hard hit during the period, with the share price down significantly since this time last year. There has been significant turbulence in global markets and the biotechnology sector has not been immune. In fact, the sector in the US has suffered declines of more than 50% during the fiscal year, experiencing a deteriorating equity market with a rotation out of higher risk sectors such as biotechnology, combined with rising interest rates impacting valuations of long duration assets such as Mesoblast’s late-stage development pipeline.

The management team have continued to prioritize the resubmission of the Biologics License Application (“BLA”) to FDA for the Company’s lead product candidate, remestemcel-L in children with steroid-refractory acute graft versus host disease. This has been the primary focus since receiving a complete response letter in the previous fiscal year and a huge amount of time and effort has gone into addressing the outstanding Chemistry, Manufacturing, and Controls (“CMC”) issues including work on potency assays. Alongside this, the team has been busy ensuring other key programs continue to progress which has included important interactions and feedback from FDA on chronic heart failure and chronic low back pain programs. The latter is in a position to move into a second Phase 3 trial which the team are now finalizing.

Within the backdrop of uncertain financial markets and the realization that we need to target our efforts on successfully commercializing our first product, management has implemented measures focused on financial discipline and accountability throughout the year. This has resulted in a significant reduction in operating expenditure, effectively preserving capital and extending the Company’s cash runway. Net cash usage for operating activities in this fiscal year was reduced by 35% or approximately US$35.0 million and I commend management for their decisive action. In addition, since the end of the period, the Company has raised US$45.0 million with support from its largest shareholders, strengthening our balance sheet as we undertake activities for the potential launch and commercialization of remestemcel-L.

Management’s annual milestone requirements encountered a challenging external environment. This partial achievement was reflected in the FY22 remuneration outcomes, with an STI outcome of 60% of maximum for both the Chief Executive Officer (CEO) and Chief Medical Officer (CMO). The Board reviewed the formulaic STI outcome against a holistic review of results. On balance, the Board considered the outcome appropriate and did not exercise discretion to adjust the outcome. Approximately 16.7% of the CEO’s 2019 option grant vested in FY22, which relates to the milestone achieved for the remestemcel-L PDUFA date.

Mesoblast has exercised restraint and responsible management. The fixed remuneration of our CEO, C-suite executives and senior executives have not increased for several years. The CEO and C-suite executives are evenly split between Australia and the United States and Mesoblast are finely balancing the remuneration packages for value and retention across our sites.

The continued action to preserve cash reserves for investment in research and commercial readiness has warranted the continuity of the following conditions from FY2021:

•The CEO’s fixed remuneration remained the same with a continued focus on performance

•

The long-term incentives (“LTI”) remain a major part of the CEO’s package and subject to achievement of milestone conditions over three years coupled with vesting being restricted to one third vesting per year over a three-year period even if milestones are achieved earlier.

•	Executive key management personnel (“KMP”) are issued options that are both performance based (milestone achievement) and vesting a third per year over a three-year period.

•The short-term incentive (“STI”) opportunity for the CEO, C-suite and senior executive remained unchanged.

The remuneration mix towards long term performance ensures the executive outcomes are aligned to those of the shareholders. The milestone LTI awards in the biotechnology sector typically have a higher risk profile than those in the broader market and may not materialize to levels anticipated at grant.

The executives only receive the value from any milestone base options that vest if shareholders also realize increases in the share price over the same period. Our decision to maintain stability is also consistent with the stated preference of our investors for long term equity based at risk pay that is aligned to increasing shareholder wealth.

The composition of our Board is constantly being reviewed and in FY22 the Board took the opportunity to appoint the following Non–Executive Directors as we continued to strengthen our board’s expertise and diversity.

Dr. Phillip Krause with over 30 years’ experience with the Food and Drug administration (FDA). Dr Krause currently serves as a key advisor to the World Health Organization providing advice on vaccine development and evaluation and as chair of the WHO’s Research and Development Blueprint Covid Vaccine Expert.

Ms. Jane Bell is well versed in Corporate Governance, strategy, risk and stakeholder management and growing stakeholder returns. Ms. Bell has served on ASX listed companies and chaired IP and Commercialization and Audit and Risk committees

As a biotechnology company, we believe our proactive approach to environment, social and corporate governance (ESG) is in our DNA. We are researchers and developers focused on improving peoples’ lives. We combine this active spirit with formal programs and are continuously working to make improvements for not only our employees, but all our stakeholders. This year we have updated and produced a new Code of Conduct, refined our Mesoblast Values, upgraded our Incidence Reporting, developed the ‘How We Work’ program to assist our employees with their work options in a post-pandemic world, including extending the Occupational Health & Safety practices into the work from home environment. We are only a small company with less than 100 employees, therefore important elements of our business including manufacturing and supply chain, is outsourced to third-party providers. We implement a rigorous due diligence process to ensure that our suppliers place an equal importance on their ESG obligations as what we do at Mesoblast.

The impacts of Covid-19 continued in FY22. Mesoblast’s programs for health, safety and wellbeing ensured all employees were able to continue to work remotely and hybrid. Whilst there has been some impact to work schedules and efficiency, the Board deemed the overall effect to be minimal and there were no changes made to the Senior executive milestones and incentive targets.

Exercising restraint and responsible management was greatly supported by the investors who voted for the remuneration report resolution at the 2021 AGM, with an approval of 97.2% of voters. Given our policy is unchanged and incentive outcomes are aligned with performance, we trust you will show your support again at the 2022 AGM.

The Mesoblast Board also want to thank former Non-Executive Directors Donal O’Dwyer and Shawn Cline Tomasello for their experience and insights over the years it has been much appreciated and valued.

Bill Burns

Nomination and Remuneration Committee Chairman

6.A	Directors and Senior Management Personnel

Key Management Personnel (KMP)

Key management personnel (KMP), defined as individuals who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, and including all directors, are listed in Table 1.

Table 1 – Mesoblast KMP during FY2022, including to the Date of this Report

Name	Position	Country	Portion of FY2022 year served as KMP
Non-executive directors

Joseph Swedish	Independent Chairman, Board of Directors Member, Audit and Risk Committee Member, Nomination and Remuneration Committee (from June 22, 2022)	US	Full Year

William Burns	Independent Vice Chair, Board of Directors Chair, Nomination and Remuneration Committee(1)	Switzerland	Full Year

Donal O’Dwyer	Independent Non-executive Director Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee	Australia	Resigned effective February 25, 2022

Michael Spooner	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	Australia	Full Year

Shawn Cline Tomasello	Independent Non-executive Director Member, Nomination and Remuneration Committee	US	Full Year Resigned effective August 18, 2022

Philip Facchina	Independent Non-executive Director Member, Audit and Risk Committee (from August 1, 2021) Member, Nomination and Remuneration Committee (from June 22, 2022)	US	Full Year
Philip Krause	Independent Non-executive Director Member, Nomination and Remuneration Committee (from June 22, 2022)	US	From March 24, 2022
Jane Bell	Independent Non-executive Director (from August 18, 2022) Member, Nomination and Remuneration Committee (from August 24, 2022) Member, Audit and Risk Committee (from August 24, 2022)	US	Appointed effective August 18, 2022

Executive director

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year
Eric Rose	Independent Non-executive Director (until January 31, 2022) Chief Medical Officer (from February 1, 2022) Executive Director (from February 1, 2022)	US	Full Year

Other executive KMP

Josh Muntner	Chief Financial Officer	US	Resigned effective August 31, 2021

(1)	Mr. Burns was appointed Chair of the Nomination and Remuneration Committee on June 22, 2022.

Details of Directors and Senior Management

Board of Directors

Joseph Swedish, MHA

Chairman of the Board of Directors

Experience and expertise

Joseph. R. Swedish has more than four decades of healthcare leadership experience as the CEO for major United States healthcare enterprises. Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc., America’s leading health benefits provider. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare, ranking in the top 20 of the health sector’s most senior level executives, high-level government administrators, elected officials, academics, and thought leaders for five consecutive years. Prior to joining Anthem, Mr. Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. He has been a Mesoblast board member since June 2018, and also serves on the boards of Accelus, IBM Corporation, CDW Corporation, and Centrexion Therapeutics. Mr. Swedish is a member of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association. Mr. Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University.

Other current directorships of listed public companies

Non-Executive Director, IBM Corporation (since 2017)

Non-Executive Director, CDW Corporation (since 2015)

Former directorships of listed public companies within the last 3 years

None

William Burns, BA

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Burns has served on our board of directors since 2014 and was appointed Vice Chairman in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. Mr Burns was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the board of directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners, and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research, London, and in 2016 a Governor of The Wellcome Trust in London, UK.

Other current directorships of listed public companies

Chair of Molecular Partners (since 2018)

Former directorships of listed public companies within the last 3 years

None

Philip Facchina

Non-Executive Member of the Board of Directors

Experience and expertise

Mr. Facchina brings more than 35 years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Since 2018, Mr. Facchina has been a Principal and Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ambulatory surgical center (ASC) market and its constituents. Prior to SurgCenter, Mr. Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr. Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr. Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr. Facchina currently serves as an independent director for ViON Corporation and MilltechFX, and is Advisor to the CEO of Johanna Foods Inc, where he chairs the Audit Committee. Previously, among other directorships and committee posts, Mr. Facchina served on the Board of Web.com (Nasdaq: WEB), where he led Corporate Governance.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Donal O’Dwyer, BE, MBA

Non-Executive Member of the Board of Directors – resigned effective February 25, 2022

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

Michael Spooner, BCom

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

Other current directorships of listed public companies

Former directorships of listed public companies within the last 3 years

Chairman, Simavita Ltd (since 2016)

Shawn Cline Tomasello, BS, MBA

Non-Executive Member of the Board of Directors - resigned effective August 18, 2022

Experience and expertise

With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms. Tomasello had been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms. Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held key positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms. Tomasello currently serves on the Board of Directors of Gamida Cell, Ltd., TCR2 Therapeutics, AlloVir, and 4D Molecular Therapeutics. She previously served on the board of Principia Biopharma; acquired by Sanofi, Abeona Therapeutics (resigned), Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA, Diplomat Specialty which was acquired by United Healthcare and Urogen Pharma. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati. Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.

Other current directorships of listed public companies

Director, Gamida Cell, Ltd. (since 2019)

Director, AlloVir (since 2022)

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

Director, Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA. (2018 – 2019)

Non-Executive Director, Diplomat Pharmacy, Inc. (2015 – 2020)

Director, Abeona Therapeutics, Inc. (2020)

Director, Principia Biopharma, Inc. which was acquired by Sanofi (2019-2020)

Director, UroGen Pharma (2018-2022)

Philip Krause, MD

Appointed as a Non-Executive Member of the Board of Directors on March 24, 2022

Experience and expertise

With over 30 years of experience at the Food and Drug Administration, Dr. Krause has a unique combination of scientific, regulatory, clinical, and public health experience. He is a physician with board certification in internal medicine and infectious diseases and a researcher with over 100 publications on topics spanning clinical evaluation of vaccines, viral pathogenesis and immunology, and biological product development. He recently served as deputy director of FDA’s Office of Vaccines Research and Review, where he led assessments of biological products for evaluation and licensure and helped to oversee the development and evaluation of all vaccines authorized and licensed in the US over the past 10 years. He currently serves as a key advisor to the World Health Organization, providing advice on vaccine development and evaluation, and as Chair of the WHO’s Research and Development Blueprint COVID-19 Vaccine Expert Group. He graduated from Yale Medical School (MD), Florida State University (MBA) and the University of Illinois (BS and MS in Computer Science).

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Jane Bell – B.Ec, LLB, LLM (London)

Appointed as a Non-Executive Member of the Board of Directors on August 18, 2022

Experience and expertise

Ms. Bell is a banking and finance lawyer with 22 years of corporate finance expertise focusing on international investment transactions in the United States, Canada, Australia and the United Kingdom, including capital markets, funds management, mergers, acquisitions, and divestments. Ms. Bell has served as a non-executive Director for 20 years in a diverse range of highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms. Bell currently serves as Deputy Chair of Monash Health, one of Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care across an extensive network of hospitals, rehabilitation, aged care, community health and mental health facilities and a former Chair of Melbourne Health. From 2014 until 2021 she was a director of U Ethical, Australia’s first ethical funds manager with over $1.2B of funds under management, and a member of its Investment Committee. She has also been a director of Hudson Institute of Medical Research, is currently a director of Amplia Therapeutics, and Chairs Advisory Groups for the Royal Australian and New Zealand College of Obstetricians and Melbourne Genomics Health Alliance.

Other current directorships of listed public companies

Non-executive Director, Amplia Therapeutics Limited

Former directorships of listed public companies within the last 3 years

None

Company Secretary

Niva Sivakumar – BCom, LLB

Joint Company Secretary

Experience and expertise

Ms. Sivakumar joined Mesoblast’s legal team in 2014 and is a member of the company’s Intellectual Property Committee. Previously, she was a senior associate in the corporate and commercial teams at major law firm, Dentons, and a senior lawyer at K&L Gates. Ms. Sivakumar has a Commerce/Law degree from the University of Melbourne. She was included in The Legal 500’s Guide to Australia’s Rising Stars 2019.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Paul Hughes – BPharm, BBus (Banking & Finance)

Appointed as a Joint Company Secretary on April 6, 2022

Joint Company Secretary

Experience and expertise

Mr. Hughes began working with Mesoblast in February 2019 and has served as the Company’s Global Head of Corporate Communications since December 2020. He has an extensive background as an investment banker and corporate advisor for firms including Macquarie Bank and Commonwealth Bank of Australia. Mr. Hughes has a Bachelor of Pharmacy and Bachelor of Business (Banking & Finance) from Monash University, Melbourne.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Senior Management – Key Management Personnel

Silviu Itescu, MBBS (Hons), FRACP, FACP, FACRA

Chief Executive Officer (CEO)

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

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Eric Rose, MD

Chief Medical Officer (CMO) – appointed effective February 1, 2022

Executive Member of the Board of Directors

Experience and expertise

Dr. Rose has served on our board of directors since 2013 and was appointed as our Chief Medical Officer on February 1, 2022. From 2007 through 2021, Dr Rose was with SIGA Technologies initially as CEO from 2007 to 2017 and then Chairman. From 2008 through 2012, Dr. Rose served as the Edmond A. Guggenheim Professor and Chairman of the Department of Health Evidence and Policy at the Mount Sinai School of Medicine. From 1994 through 2007, Dr. Rose served as Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital. From 1982 through 1992, he led the Columbia Presbyterian heart transplantation program in the United States. Dr. Rose currently sits on the board of directors of ABIOMED. His experience as a surgeon, researcher and businessman provides medical, pharmaceutical, scientific and industry expertise.

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

Other Senior Management

Andrew Chaponnel, BCom, CAANZ

Chief Financial Officer (interim) – appointed effective August 31, 2021

Mr. Chaponnel has around 25 years of experience in finance roles including 10 years with Mesoblast, initially as the Group Financial Controller (6 years), then as Head of Finance (3 years) and now as interim Chief Financial Officer for the past year. As part of Mesoblast Group finance leadership he has been integral to the implementation and maintenance of our borrowing arrangements, various strategic partnerships, equity placements, the NASDAQ IPO and leads both ASX and NASDAQ financial reporting.  Previously Mr. Chaponnel has held several roles including management roles in chartered accountancy, logistics, retail and a CFO role within construction before moving into Healthcare.  He is a member of the Chartered Accountants of Australia & New Zealand.

Fred Grossman D.O. FAPA

Resigned effective January 30, 2022 but remains a consultant

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

Paul Simmons, PhD

Scientific Advisor to the Chief Executive Officer

Dr. Simmons served as our Head of Research and New Product Development since 2011 and transitioned to Scientific Advisor to the Chief Executive Officer in the current year. He has nearly 30 years of experience in stem cell research, especially research in basic hematopoiesis and in precursor cells for the stromal system of the bone marrow, and served as President of the International Society of Stem Cell Research, or ISSCR, from 2006 to 2007. Prior to joining Mesoblast, Dr. Simmons held the C. Harold and Lorine G. Wallace Distinguished University Chair at the University of Texas Health from 2008 to 2011 and served as the inaugural Professor and Director of the Centre for Stem Cell Research at the Brown Foundation Institute of Molecular Medicine from 2006 to 2011. Dr. Simmons is, or has served as, an associate editor, a member of the editorial board, or a reviewer on multiple scientific and medical journals including Experimental Hematology, Cytotherapy and Stem Cell Research, Cell Stem Cell, Stem Reports, Science and Nature.

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

KMP Interests

The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Table 2 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	68,958,928	4,635,334
Eric Rose	—	220,000
William Burns	63,000	220,000
Philip Facchina(1)	273,224	200,000
Philip Krause	—	—
Michael Spooner	1,069,000	100,000
Joseph Swedish	—	500,000
Shawn Cline Tomasello	—	200,000
Jane Bell	114,285	—
(1)	Mr Facchina also has a relevant interest in 68,306 warrants over ordinary shares.

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2022 and the number of meetings attended by each director were:

Table 3 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
Joseph Swedish	15	14	6	4	3	2
William Burns	15	13	—	—	3	3
Silviu Itescu	15	15	—	—	—	—
Donal O'Dwyer	11	9	5	3	3	2
Eric Rose	15	15	—	—	—	—
Shawn Tomasello	15	14	—	—	3	3
Michael Spooner	14	14	6	6	3	3
Philip Krause	2	2	—	—	—	—
Philip Facchina	15	15	6	5	3	3

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

The Nomination and Remuneration Committee is wholly comprised of independent members. Donal O’Dwyer was Chair until his resignation on February 25, 2022.  On June 22, 2022 all independent members of the Board became members of the Nomination and Remuneration Committee and William Burns was appointed as Chair. The board is satisfied that all members of the Nomination and Remuneration Committee during the reporting period are independent, including Donal O’Dwyer and Michael Spooner despite their long-standing tenure on the board and Mr. Spooner’s brief role as an executive Chairman following the company’s incorporation.

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

The Committee receives proposals from the executive team, which it critically reviews. When appropriate the Nomination and Remuneration Committee will seek advice or recommendations from independent expert consultants, including benchmarking studies. Advice provided by consultants during the year did not constitute a ‘remuneration recommendation’ as a defined in section 9B of the Corporations Act and was received free from any undue influence by Key Management Personnel to whom the advice related.

Executive Remuneration Strategy

The Company’s remuneration strategy is designed to ensure Mesoblast can:

•	Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis
•	Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.

Our team is small. Mesoblast has only 77 employees, 57% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue in a consistent manner to work towards what are difficult, complex and long-term goals.

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

The current average tenure of our executive team of 8 years suggests that the framework works well to attract and retain appropriate executive leadership.

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

The Nomination and Remuneration Committee assesses vesting for the LTI milestones.

Eligibility	All employees	All employees hired on or before March 31, 2022 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.
Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.	Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash. Current CEO maximum STI: 50% of Fixed Remuneration. Current CMO maximum STI: 50% of Fixed Remuneration.

Set using a percentage of fixed pay as a guideline.

Current CEO maximum LTI: approximately 200% of fixed remuneration.

As disclosed in the FY20 AGM, the CEO grant was increased to bridge some of the gap with industry LTI practice while also decreasing the weighting of the CEO fixed remuneration and STI. The grant received 94.96% approval.

Current CMO maximum LTI: 100% of fixed remuneration, excluding and sign on LTI granted

The actual grant value for the CEO and CMO LTI may vary year on year from this proportion based on various factors being taken account including:

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

Remuneration Mix

The target remuneration mix at maximum for the CEO and the CMO is described in Figure 1.

Figure 1 – Executive KMP Remuneration Mix.

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

Within biotechnology, basing long term incentives on achievement of performance milestones is an established method for aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier achievement is better, because we will have achieved it using less cash expense than if achieved at the end of 3 years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for 3 years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones with most value potential given limited resourcing, and impact on longer term share price, but so far we have not found any quite as effective.

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

With respect to gender diversity, as at June 30, 2022, 52% of the Company’s employee base were female and 33% of the Company’s senior executives were female.  The Board is conscious of the gender imbalance at board level (with only one of the seven non-executive directors being female) and has an objective to increase this number as vacancies arise and circumstances permit.

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

Mesoblast performance during FY2022

Table 6 provides share price performance data and selected financial results.

Table 6 – Company share price performance and selected financial results over the last five years

	Currency	2022	2021	2020	2019	2018
Share price (ASX:MSB)
– closing at June 30	A$	0.61	1.98	3.25	1.48	1.48
– high for the year	A$	2.10	5.50	4.45	2.34	2.36
– low for the year	A$	0.61	1.72	1.02	1.04	1.19
Market capitalization at June 30 (millions)	A$	397	1,285	1,898	738	714
– increase/(decrease) – (millions)	A$	(888)	(613)	1,160	24	(177)
– increase/(decrease) – as %		(69%)	(32%)	157%	3%	(20%)
Revenue (millions)	US$	10.2	7.5	32.2	16.7	17.3
- increase/(decrease) - as %		37%	(77%)	92%	(4%)	619%
Loss before income tax (millions)	US$	91.6	99.6	87.4	98.8	66.0
Net Assets (millions)	US$	497.0	581.4	549.3	481.1	546.0
Dividends paid		—	—	—	—	—
Return of Capital to Shareholders		—	—	—	—	—

Mesoblast has continued to prioritize the resubmission of the Biologics License Application (BLA) to FDA for the Company’s lead product candidate, remestemcel-L in children with steroid-refractory acute graft versus host disease. This has been the primary focus since receiving a complete response letter in the previous fiscal year and a huge amount of time and effort has gone into addressing the outstanding Chemistry, Manufacturing, and Controls (CMC) issues including work on potency assays. Alongside this, the team has been busy ensuring other key programs continue to progress which has included important interactions and feedback from FDA on chronic heart failure and chronic low back pain programs. The latter is in a position to move into a second Phase 3 trial which the team are now finalizing.

Implemented measures focused on financial discipline and accountability throughout the year. This has resulted in a significant reduction in operating expenditure, effectively preserving capital and extending the Company’s cash runway. Net cash usage for operating activities in this fiscal year was reduced by 35% or approximately $35.0 million.

In relation to funding, the Hercules loan was re-financed with Oaktree in November 2021 which extended our cash runway through the deferral of loan repayments for 3 years and in August 2022 the Company has raised $45.0 million with support from its largest shareholders, further strengthening our balance sheet as we undertake activities for the potential launch and commercialization of remestemcel-L.

In summary management executed on the following corporate achievements:

-

Successful refinancing and expansion of our senior debt facility. Our existing senior debt facility with Hercules Capital, Inc. has been refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree Capital Management, L.P. (“Oaktree”). The Oaktree transaction provides for up to $90.0 million in borrowings, with the first tranche of $60.0 million drawn on closing, and the remaining $30.0 million available prior to December 31, 2022, subject to certain milestones.

-

Completed a US$45.0 million (A$65.0 million) financing in a global private placement. The proceeds from the placement will facilitate activities for launch and commercialization for remestemcel-L, in the treatment of children with SR-aGVHD for which Mesoblast seeks FDA approval under a planned resubmission of its Biologics License Application (“BLA”); and commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease.

-

During the year we appointed of Dr. Eric Rose as the Company’s Chief Medical Officer (CMO) and Dr. Philip Krause as a non-executive director and in August 2022 we appointed Jane Bell as a non-executive director.

In relation to our product candidates management executed on the following achievements:

-

In relation to SR-aGVHD, OTAT indicated that Mesoblast’s approach to address the outstanding CMC items is reasonable.  OTAT indicated that the in vitro immunomodulatory activity we intend to measure for potency is a reasonable critical attribute (CQA) for the product, and the relevance of this activity to clinical outcomes should be established.

-

In relation to CLBP, 36-month follow-up results from the 404-patient Phase 3 trial of rexlemestrocel-L in patients with CLBP associated with degenerative disc disease. Results from the three-arm trial presented at the 2022 Biotech Showcase event, showed durable reduction in back pain lasting at least three years from a single intra-discal injection of rexlemestrocel-L+hyaluronic acid (HA) carrier.

Furthermore, we confirmed with FDA’s OTAT that they agreed with Mesoblast’s proposal for pain reduction at 12 months as the primary endpoint of the next trial, with functional improvement and reduction in opioid use as secondary endpoints.

-

In relation to CHF, we announced that the DREAM-HF Phase 3 trial showed that patients with chronic heart failure and reduced ejection fraction (“HFrEF”) treated with rexlemestrocel-L demonstrated greater improvement in the pre-specified analysis of left ventricular ejection fraction at 12 months relative to controls. Improvement in LVEF was most pronounced in the setting of inflammation and preceded long-term reduction in the 3-point MACE of cardiovascular death, non-fatal heart attack or stroke

Furthermore, new analyses of pre-specified high-risk groups in the DREAM-HF Phase 3 trial of rexlemestrocel-L in patients with chronic HFrEF showed greatest treatment benefit in major cardiovascular adverse events (MACE) of cardiovascular mortality or irreversible morbidity (non-fatal heart attack or stroke) in patients with diabetes and/or myocardial ischemia (72% of total treated population).

Additionally, results from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with NYHA class II and class III chronic HFrEF have been selected through peer review as a late breaking presentation at the AHA annual meeting occurring November 2021.

-

In relation to ARDS, we announced an update on survival outcomes through 12-months from the randomized controlled trial of remestemcel-L in ventilator-dependent COVID-19 patients with moderate/severe acute respiratory distress syndrome (“ARDS”).

Furthermore, 90-day survival outcomes from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate/severe acute respiratory distress syndrome (“ARDS”) were selected to be highlighted at the International Society for Cell & Gene Therapy (ISCT) Scientific Signatures Series event on Cell and Gene-Based Therapies in Lung Diseases and Critical Illnesses.

-

In relation refractory ulcerative colitis or Crohn’s colitis, positive results from the first cohort of patients in the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory ulcerative colitis or Crohn’s colitis were presented at the 17th Congress of European Crohn’s and Colitis Organization (ECCO) and were published in the Journal of Crohn's and Colitis.

Remuneration outcomes for the year ended June 30, 2022

STI

The CEO’s STI objectives and outcomes for FY22 incorporating committee discretion are described in Table 7, resulting in an STI outcome of 60% of maximum for the CEO.

Table 7 - Performance against FY2022 STI KPIs
KPI Category	KPI	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on Major Clinical Programs

Significant progress has been made towards resubmission of the Biologics License Application (BLA) to FDA for remestemcel-L in children with steroid-refractory acute graft versus host disease.  Despite delays due to supply chain issues, significant progress has been made in regards to addressing the outstanding Chemistry, Manufacturing, and Controls (CMC) issues, including work on potency assays.   Important interactions and feedback from FDA on chronic heart failure and chronic low back pain programs have been completed. The latter is in a position to move into a second Phase 3 trial. The Board acknowledges that BLA resubmission timeline has not been achieved as planned. Therefore the Board assessed that this objective was only partially achieved.

Total for Major Clinical Programs Remestemcel-L -Acute GVHD	• Achieve FDA acceptance of filing of BLA re-submission for acute GVHD. • Manufacturing process developments.	45% (15%)	67%	30%
Rexlemestrocel-L -CLBP	• Define and commence implementation of clinical strategy. • Manufacturing process developments.	(15%)
Rexlemestrocel-L -CHF	• Define and commence implementation of clinical strategy. • Manufacturing process developments.	(15%)
Execute on Financing & Partnering Strategy

In relation to Finance, there have been substantial achievements during the year. Our senior debt facility was successfully refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. The refinancing successfully deferred amortization payments given the new facility has a three-year interest only period. In August 2022 we closed a $45m private placement. However, the placement closing after the reporting period. Therefore, the Board has decided this objective has only been partially met given August was an optimal time to execute the transaction given market conditions. In relation to Partnering, no major partnering transaction of significant value was closed. The Board has decided this outcome was not met.

Finance	• Successfully refinanced our senior debt facility which deferred amortization repayments. • Successfully raised US$45 million through a private of capital in August 2022.	30%	83%	25%
Partnering	• Close a major partnering transaction of significant value.	20%	Nil	Nil
Execute on Organization Structure & Development

During the year we appointed of Dr. Eric Rose as the Company’s Chief Medical Officer (CMO).  This strategic appointment enhanced both our regulatory expertise and compliments the Board appointments of Dr. Philip Krause and Jane Bell as non-executive directors. The Board has decided this objective has been met.

Structure & Development	• Appointed Dr. Eric Rose as the Company’s Chief Medical Officer (CMO) which enhanced our regulatory expertise, and complemented the Board appointments of non-executive directors.	5%	100%	5%

This results in an overall STI outcome of 60% of maximum, such that the CEO has forfeited 40% of his total incentive opportunity.

Our CMO’s STI objectives and outcomes are to execute on major clinical programs.  His specific objectives are in the section labeled execute on major clinical programs in table 7.  Our CMO was appointed part way through the assessable period and as a result his performance for his objectives has been rated as 60% given that certain achievements had been completed prior to his appointment. Overall the CMO’s STI outcome has been assessed as 60% of maximum, with 40% of this total incentive opportunity being forfeited.

Our CFO, Mr. Muntner resigned effective August 21, 2021, he had not achieved any of the STI objectives for FY22 and therefore 100% of his STI opportunity was forfeited.

LTI

Two conditions must be met for milestone options to vest.

•	The milestone for that option must be met
•	Achievement must be within the performance period

When LTI milestones are set it is not expected that all or any milestones will be achieved within the next 12 months.  The LTI plan is design to align the CEO objectives with creating long term shareholder value.

The vesting of the CEO’s LTI is based on meeting clinical and commercialization milestones, as well as completion of licensing or collaboration agreements to build shareholder value.

In relation to our CMO, on appointment the Board approved a grant of 1,250,000 options.  These options are subject to shareholder approval and therefore have not been included in the table below.

Details on the LTI options that could have vested based on both FY22 performance and prior year performance as summarized in Table 8, along with the financial year in which those options will vest after milestones have been met.

Where an LTI milestone remains commercial in confidence it has been described in general terms. Many milestones also have an associated delivery window and/or budget which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.

Table 8 – LTI Outcomes of CEO milestone-based grants

	Number of options granted/Date granted	Milestone	Portion of grant attributed to milestone	Status	FY in which the tranche will vest based on time- based vesting conditions
CEO	1,550,000 Nov 2021(1)

•  Regulatory/Commercialisation progress with

   respect to our aGVHD program and clinical

   progress across the Company’s lead programs

   with specific allocation for each program

   milestone based on priority.

•  Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential

financing objectives.

•  Manufacturing milestones related to process

development.

			40% 40% 20%	Pending Pending Pending	Pending Pending Pending
1,200,000 Nov 2020(2)

•  Clinical/Commercialisation milestones related

to clinical and commercialization progress

across the Company’s lead programs.

•  Completion of a significant

licensing/collaboration agreement to build

shareholder value and other confidential

financing objectives.

•  Manufacturing milestones related to process

development.

			40% 40% 20%	Achieved Pending Achieved	FY22- Nil(5) FY23- 55.6% FY24- 44.4% Pending FY22- Nil(5) FY23- 55.6% FY24- 44.4%
	1,346,667(3) Nov 2019	• Granting of a PDUFA date for remestemcel-L(4). • US FDA approval of remestemcel-L(4).	50% 50%	Achieved during FY20 Pending	FY21- 66.7% FY22- 33.3% Pending

(1)	This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(2)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(3)

This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM. 538,667 of the options granted were not milestone based and have not been included in the above table. The 538,667 options were granted as a substitute for a reduction made to the FY2019 short-term cash bonus to conserve cash.

(4)	For the treatment of pediatric SR acute GVHD.
(5)	Regardless of when the milestone was achieved, the milestone vesting date is determined as the date of Board approval. In this case Board approval was in August 2022.

Table 9 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.

Table 9 – Statutory remuneration paid to executive KMP

			Short-term benefits
			Base salary	Short-term cash bonus(1)	Annual Leave/ Holiday Pay	Non- monetary benefits	Health and Other Benefits (2)	Post- employment benefits Super- annuation	Long-term benefits Long service leave	Share- based payments Options(3)	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%

Silviu Itescu	2022	A$	1,010,000	303,000	46,616	—	—	23,568	16,880	569,314	—	1,969,378	44%
Silviu Itescu	2021	A$	1,010,000	328,250	77,687	—	—	21,694	16,880	1,207,365	—	2,661,876	58%
Eric Rose(4)	2022	A$	354,377	106,313	27,273	—	—	—	—	71,560	—	559,523	32%
Eric Rose(4)	2021	A$	—	—	—	—	—	—	—	—	—	—	—
Total Executive Directors	2022	A$	1,364,377	409,313	73,890	—	—	23,568	16,880	640,874	—	2,528,901	42%
Total Executive Directors	2021	A$	1,010,000	328,250	77,687	—	—	21,694	16,880	1,207,365	—	2,661,876	58%
Total Executive Directors	2022	US$	986,581	295,974	53,430	—	—	17,042	12,206	463,416	—	1,828,649	42%
Total Executive Directors	2021	US$	756,692	245,925	58,203	—	—	16,253	12,646	904,558	—	1,994,277	58%

Josh Muntner	2022	A$	88,047	—	50,796	—	9,011	—	—	(288,561)	—	(140,707)	NM
Josh Muntner	2021	A$	509,877	213,255	7,842	—	47,192	—	—	404,296	—	1,182,462	52%
Total Executive KMP	2022	A$(5)	88,047	—	50,796	—	9,011	—	—	(288,561)	—	(140,707)	NM
Total Executive KMP	2021	A$(5)	509,877	213,255	7,842	—	47,192	—	—	404,296	—	1,182,462	52%
Total Executive KMP	2022	US$	63,667	—	36,731	—	6,516	—	—	(208,659)	—	(101,745)	205%
Total Executive KMP	2021	US$	382,000	159,771	5,875	—	35,356	—	—	302,898	—	885,900	52%

(1)	In FY2021, the CFO bonus amount includes a deferred sign-on payment of US$45,171 in addition to an amount of US$114,600 awarded for achieving 60% of his STI target.
(2)	Includes health, dental, vision, life, long and short-term disability insurances.
(3)

In FY2022, Eric Rose’s share-based payment is related to options agreed to be granted to Eric on his appointment as an executive director on February 1, 2022. This grant is subject to shareholder approval at the upcoming AGM.

(4)

Eric Rose has been a non-executive director of Mesoblast since 2013. On February 1, 2022, he was appointed as an executive director of Mesoblast. The table above includes statutory remuneration paid to Eric Rose in his capacity as an executive director from February 1, 2022.

(5)

The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.7231 has been used for the year ended June 30, 2022 and 1:0.7492 for the year ended June 30, 2021.

Fixed remuneration

The CEO fixed remuneration has not changed since 2015. Eric Rose was appointed as our CMO in FY2022 and was not receiving executive remuneration in FY2021.

Non-Executive Director (“NED”) Remuneration

As at June 30, 2022 the Board comprised of seven NEDs; one based in Australia, five in the United States and one in Switzerland. These directors are global experts in the biopharmaceutical industry and capital markets, each with relevant experience in biotechnology and/or healthcare industries.

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

		As at June 30, 2022
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

Mesoblast grants options to NEDs, usually at the start of their tenure. Options in lieu of cash are typical in the biotechnology industry. These options vest one third each after one, two and three years. For our NEDs, options are only forfeited if the director engages in conduct that is adverse to the company or breach the terms of their engagement.

The grants enable Mesoblast to secure NEDs with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of our NED LTI grants at the November 2019 and 2021 AGMs.

Further details on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs

Details of the remuneration of our NEDs for the years ended June 30, 2022 and June 30, 2021 are in Table 11.

Table 11 – Director Fees

Name	Year	Currency	Base Salary	Super-annuation	Share- based payments Options	Total Statutory Remuneration
Joseph Swedish	2022	A$	344,157	—	19,731	363,888
Joseph Swedish	2021	A$	334,876	—	75,224	410,100
William Burns	2022	A$	185,000	—	19,525	204,525
William Burns	2021	A$	185,000	—	50,327	235,327
Philip Facchina	2022	A$	137,417	—	124,921	262,337
Philip Facchina	2021	A$	32,063	—	22,087	54,150
Philip Krause	2022	A$	34,873	—	—	34,873
Philip Krause	2021	A$	—	—	—	—
Donal O’Dwyer	2022	A$	105,500	10,550	2,534	118,584
Donal O’Dwyer	2021	A$	158,250	15,034	9,921	183,205
Eric Rose(1)	2022	A$	74,813	—	19,525	94,337
Eric Rose	2021	A$	128,250	—	50,327	178,577
Michael Spooner	2022	A$	158,250	9,231	2,534	170,016
Michael Spooner	2021	A$	158,250	15,034	9,921	183,205
Shawn Tomasello	2022	A$	138,250	—	463	138,713
Shawn Tomasello	2021	A$	136,583	—	17,595	154,178
Total Non-Executive Directors	2022	A$	1,178,259	19,781	189,233	1,387,274
Total Non-Executive Directors	2021	A$	1,133,272	30,068	235,402	1,398,742
Total Non-Executive Directors (2)	2022	US$	851,999	14,304	136,835	1,003,138
Total Non-Executive Directors (2)	2021	US$	849,047	22,527	176,363	1,047,938

(1)

Eric Rose has been a non-executive director of Mesoblast since 2013. On February 1, 2022, he was appointed as an executive director of Mesoblast and payments of director fees ceased at that time. Share-based payments reported as part of Eric’s director fees above relate to options granted during his appointment as a non-executive director.

(2)

The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.7231 has been used for the year ended June 30, 2022 and 1:0.7492 for the year ended June 30, 2021.

(3)	Jane Bell was appointed on August 18, 2022 and was paid $Nil director fees in the year ended June 30, 2022.

Terms and conditions of option grants and equity holdings

Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2022 and June 30, 2021 are provided in the tables below.

Table 12 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2022
Silviu Itescu	1,550,000	29%	386,105	—	—
Eric Rose(5)	—	14%	—	—	—
William Burns	—	10%	—	—	—
Philip Facchina(6)	200,000	48%	222,000	—	—
Philip Krause	—	—	—	—	—
Donal O’Dwyer	—	2%	—	—	—
Michael Spooner	—	1%	—	—	—
Shawn Tomasello	—	0%	—	—	—
Joseph Swedish	—	5%	—	—	—
Josh Muntner	—	NM	—	—	97,500
For the year ended June 30, 2021
Silviu Itescu	1,200,000	46%	1,104,000	—	—
William Burns	—	21%	—	—	—
Philip Facchina(6)	—	41%	—	—	—
Donal O’Dwyer	—	5%	—	—	—
Eric Rose	—	28%	—	—	—
Michael Spooner	—	5%	—	—	—
Joseph Swedish	—	18%	—	—	—
Shawn Tomasello	—	11%	—	—	—
Josh Muntner	350,000	35%	322,000	533,664	—

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

(3)	The intrinsic value at exercise date of options that were exercised during the year presented, having been granted as part of remuneration previously.
(4)	The intrinsic value at lapse date of options that lapsed during the year.
(5)	On Eric’s appointment as our CMO, the board approved a grant of 1,250,000 options for Eric Rose on February 1, 2022, this grant is subject to shareholder approval at the upcoming AGM.
(6)	This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(7)	Jane Bell was appointed on August 18, 2022 and was granted nil options in the year ended June 30, 2022.

There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2022 and 2021.

Reconciliation of Options held by KMP

The table below shows a reconciliation of options over ordinary shares of Mesoblast Limited held by each KMP from the beginning to the end of FY2022.

Table 13 – Reconciliation of options held by each KMP during FY2022.

		Balance at July 1, 2021		Granted during FY2022	Vested during FY2022		Exercised during FY2022		Forfeited / Lapsed during FY2022		Balance at June 30, 2022
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	29-Nov-21(1)	—	—	1,550,000	—	—	—	—	—	—	—	1,550,000
Silviu Itescu	24-Nov-20(2)	—	1,200,000	—	—	—	—	—	—	—	—	1,200,000
Silviu Itescu	27-Nov-19(3)	628,445	1,256,889	—	404,001	21	—	—	—	—	1,032,446	852,888
Eric Rose	27-Nov-19(4)	80,000	40,000	—	40,000	33	—	—	—	—	120,000	—
Eric Rose	17-Nov-19	33,333	66,667	—	33,333	33	—	—	—	—	66,666	33,334
William Burns	27-Nov-19	33,333	66,667	—	33,333	33	—	—	—	—	66,666	33,334
William Burns	30-Nov-18	80,000	40,000	—	40,000	33	—	—	—	—	120,000	—
Donal O'Dwyer	30-Nov-18	66,666	33,334	—	33,334	33	—	—	—	—	100,000	—
Michael Spooner	30-Nov-18	66,666	33,334	—	33,334	33	—	—	—	—	100,000	—
Joseph Swedish	27-Nov-19	200,000	100,000	—	100,000	33	—	—	—	—	300,000	—
Joseph Swedish	30-Nov-18	200,000	—	—	—	—	—	—	—	—	200,000	—
Shawn Tomasello	30-Nov-18	133,334	66,666	—	66,666	33	—	—	—	—	200,000	—
Philip Facchina	29-Nov-21(5)	—	—	200,000	66,667	33	—	—	—	—	66,667	133,333
Josh Muntner	16-Jul-20	—	350,000	—	—	—	—	—	350,000	100	—	—
Josh Muntner	20-Jul-19	166,667	333,333	—	166,667	33	—	—	500,000	100	—	—
Josh Muntner	15-Jul-18	50,000	100,000	—	50,000	33	—	—	150,000	100	—	—
(1)	This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(2)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(3)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(4)	On Eric’s appointment as our CMO, the board approved a grant of 1,250,000 options for Eric Rose on February 1, 2022, this grant is subject to shareholder approval at the upcoming AGM.
(5)	This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(6)	Jane Bell was appointed on August 18, 2022 and was granted nil options in the year ended June 30, 2022.

Terms and conditions of share-based payment arrangements

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Table 14 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at acceptance date A$
29-Nov-21(1)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 8-Sep-2022 one third - 8-Sep-2023 one third - 8-Sep-2024	7-Sep-28	1.77	0.25(5)
29-Nov-21(2)	Philip Facchina	one third - 15-Apr-2022 one third - 15-Apr-2023 one third - 15-Apr-2024	14-Apr-28	2.28	1.11
24-Nov-20(3)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92(6)
16-Jul-20	Josh Muntner	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92(6)
27-Nov-19(4)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(4)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17-Nov-2020 one third - 17-Nov-2021 one third - 17-Nov-2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4-Apr-2020 one third - 4-Apr-2021 one third - 4-Apr-2022	3-Apr-26	1.48	0.78
20-Jul-19	Josh Muntner	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.09(7)
30-Nov-18	William Burns Eric Rose Michael Spooner Donal O'Dwyer	one third - 30-Nov-2019 one third - 30-Nov-2020 one third - 30-Nov-2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18-Jun-2019 one third - 18-Jun-2020 one third - 18-Jun-2021	17-Jun-25	1.52	0.85
30-Nov-18	Shawn Tomasello	one third - 11-Jul-2019 one third - 11-Jul-2020 one third - 11-Jul-2021	10-Jul-25	1.56	0.78

15-Jul-18	Josh Muntner	one third - 15-Jul-2019 one third - 15-Jul-2020 one third - 15-Jul-2021	14-Jul-25	1.72	0.58(8)
25-Nov-14	William Burns Eric Rose	one third - 25-Nov-2015 one third - 25-Nov-2016 one third - 25-Nov-2017	24-Nov-19	4.00	1.30
(1)	This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(2)	This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(3)	This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(4)	This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(5)	The acceptance date on which these options have been valued is June 30, 2022.
(6)	The acceptance date on which these options have been valued is July 5, 2021.
(7)	The acceptance date on which these options have been valued is December 17, 2019.
(8)	The acceptance date on which these options have been valued is January 17, 2019.

Table 15 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2022
Nil	—	—	—	—	—
For the year ended June 30, 2021
Josh Muntner	150,000	150,000	31-Aug-20	5.28	1.72

Options Granted as Remuneration

The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2022, to our Directors and our next 5 most highly remunerated officers.

Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	29-Nov-21(1)	1.77	1,550,000
Eric Rose(2)	—	—	—
Non-Directors
Kenneth Borow	8-Sep-21	1.77	350,000
Fred Grossman(3)	8-Sep-21	1.77	650,000
Dagmar Rose-Bjorkeson	8-Sep-21	1.77	550,000
Michael Schuster	8-Sep-21	1.77	500,000
Geraldine Storton	8-Sep-21	1.77	400,000
(1)	This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(2)	On Eric’s appointment as our CMO, the board approved a grant of 1,250,000 options for Eric Rose on February 1, 2022, this grant is subject to shareholder approval at the upcoming AGM.
(3)	Resigned effective January 30, 2022 but remains a consultant.

KMP Shareholdings

The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2022 financial year.

Table 17 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Acquisitions/ (Disposals) during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	—	68,958,928
Eric Rose	—	—	—	—
William Burns	63,000	—	—	63,000
Philip Facchina	273,224	—	—	273,224
Philip Krause	—	—	—	—
Donal O'Dwyer	1,234,392	—	—	1,234,392
Michael Spooner(1)	1,091,335	—	—	1,091,335
Shawn Tomasello	—	—	—	—
Joseph Swedish	—	—	—	—
Josh Muntner	—	—	—	—
(1)	This total includes shareholdings of related parties, of this balance, Mr. Spooner has a relevant interest, as defined under the Corporations Act, of 1,069,000 ordinary shares.
(2)	Jane Bell was not appointed until after the conclusion of the year ended June 30, 2022 and has therefore not been included in Table 17.

Employment Agreements

The employment of our CEO and CMO are formalized in employment agreements, the key terms of which are as follows:

Table 18 – KMP Employment Agreements

Name	Term	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 month notice period.	12 months	12 months base salary
Eric Rose (CMO)	An ongoing employment agreement until notice is given by either party.	3 months	3 months base salary

On termination of employment our CEO, who is based in Australia, is entitled to receive his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

On termination of employment our CMO, who is based in the United States, is entitled to participate in the Company’s healthcare plan during the severance period.

There is no entitlement to a termination payment in the event of resignation (except, in the case of the CMO, if the Company has materially reduced his role or benefits or materially moved office location) or removal for misconduct.

KMP Loans or related transactions

There were no loans or related transactions with KMP during the financial year.

Employee Profile

As of June 30, 2022, we had 77 (2021:83) employees globally:

57% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.

Australia is corporate headquarters where 31% of the employees work. This includes the CEO and a portion of the executive team. The remaining 11% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

(End of Remuneration Report)

Australian Disclosure Requirements

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
27/04/2016	2.80	6/03/2023	1,678,979
31/10/2016	2.80	6/03/2023	200,000
8/07/2020	2.86	8/07/2023	1,500,000
6/12/2016	1.31	5/12/2023	533,000
6/12/2016	1.19	5/12/2023	1,950,730
16/09/2017	1.54	15/09/2024	50,000
16/09/2017	1.40	15/09/2024	150,000
13/10/2017	1.94	12/10/2024	975,000
13/10/2017	1.76	12/10/2024	902,425
24/11/2017	1.41	23/11/2024	750,000
24/11/2017	1.28	23/11/2024	750,000
18/06/2018	1.52	17/06/2025	200,000
11/07/2018	1.56	10/07/2025	200,000
18/07/2018	1.87	17/07/2025	3,793,332
18/07/2018	1.87	17/07/2025	350,000
30/11/2018	1.33	29/11/2025	590,000
19/01/2019	1.45	18/01/2026	3,333
19/01/2019	1.45	18/01/2026	150,000
4/04/2019	1.48	3/04/2026	300,000
20/07/2019	1.62	19/07/2026	3,098,670
20/07/2019	1.47	19/07/2026	3,499,998
20/07/2019	1.47	19/07/2026	1,346,667
20/07/2019	1.47	19/07/2026	538,667
20/07/2019	1.47	19/07/2026	700,000
20/07/2019	1.47	19/07/2026	400,000
29/08/2019	1.62	28/08/2026	400,000
29/08/2019	1.47	28/08/2026	800,000
25/11/2019	1.98	24/11/2026	153,334
29/05/2019	1.48	28/05/2026	350,000
18/11/2019	1.83	17/11/2026	200,000
25/11/2019	1.80	24/11/2026	100,000
25/11/2019	1.98	24/11/2026	450,000
24/01/2020	3.38	23/01/2027	10,000
18/05/2020	4.02	17/05/2027	1,200,000
18/05/2020	3.65	17/05/2027	2,400,000
16/07/2020	3.75	15/07/2027	3,498,333
16/07/2020	3.41	15/07/2027	2,700,000
16/07/2020	3.41	15/07/2027	350,000
16/07/2020	3.41	15/07/2027	300,000
16/07/2020	3.41	15/07/2027	1,200,000
26/08/2020	5.76	25/08/2027	5,000
11/09/2020	4.78	10/09/2027	200,000
20/11/2020	3.60	19/11/2027	200,000
20/11/2020	3.60	19/11/2027	100,000
17/02/2021	2.67	16/02/2028	250,000
15/04/2021	2.28	14/04/2028	200,000
8/09/2021	1.77	7/09/2028	3,423,000
8/09/2021	1.77	7/09/2028	4,150,000
8/09/2021	1.77	7/09/2028	1,550,000
8/09/2021	1.77	7/09/2028	650,000
23/12/2021	1.42	22/12/2028	200,000
Grand Total			49,650,468

No option holder has any right under the options plan to participate in any other of our share issues.

Shares issued on exercise of options during the year

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Currency	Number of shares issued	Issue Price	Amount unpaid per share
06-Dec-16	A$	50,000	1.31	—
18-Jul-18	A$	20,000	1.87	—
20-Jul-19	A$	113,334	1.62	—
30-Jun-21	A$	45,746	—	—
Total		229,080		—

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

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2022 is included in Exhibit 99.2 of this annual report on Form 20-F.

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

Directors’ Resolution

This report is made in accordance with a resolution of the directors.

/s/ Joseph R Swedish	/s/ Silviu Itescu
Joseph R Swedish	Silviu Itescu
Chairman	Chief Executive Officer

Dated: August 31, 2022

6.C	Board Practices

Our board of directors currently consists of eight members: six non-executive directors and two executive directors, being our Chief Executive Officer and Dr. Rose, our Chief Medical Officer.

Our directors are generally elected to serve three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director, except the Managing Director (currently designated as our Chief Executive Officer, Silviu Itescu), may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. As a result of the staggered terms, not all of our directors will be elected in any given year. The current term of Mr. Burns and Mr. Rose will expire at the annual shareholders’ meeting in 2022. In addition, the terms of Mr. Krause and Ms. Bell, who were elected under section 63 of the Company’s Constitution, also terminate at that annual shareholders’ meeting; they will be eligible for election for a 3-year term at that meeting.

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2019	2022
Donal O’Dwyer(1)	2004	2020	N/A
Eric Rose	2013	2019	2022
Michael Spooner	2004	2021	2024
Joseph Swedish	2018	2021	2024
Shawn Cline Tomasello(2)	2018	2021	N/A
Philip Facchina	2021	2021	2024
Philip Krause(3)	N/A	N/A	N/A
Jane Bell(4)	N/A	N/A	N/A
(1)	Mr. O’Dwyer resigned from the board on February 25, 2022.
(2)	Ms. Tomasello resigned from the board on August 18, 2022.
(3)	Mr. Krause joined the board on March 24, 2022 and will be eligible for election at the upcoming AGM.
(4)	Ms. Bell joined the board on August 18, 2022 and will be eligible for election at the upcoming AGM.

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

Our non-executive directors do not have any service contracts with Mesoblast that provide for benefits upon termination of those services.

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Nomination and Remuneration Committee and an Audit and Risk Management Committee. Each committee operates under a specific charter approved by our board of directors.

Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee for the full year ended June 30, 2022 to the date of this report unless otherwise noted are Messrs. Burns (Chairman) (from June 22, 2022), O’Dwyer (Chairman) (resignation effective February 25, 2022), Swedish (from June 22, 2022), Spooner, Facchina (from June 22, 2022), Krause (from June 22, 2022), Ms. Bell (from August 24, 2022) and Ms. Tomasello (from June 22, 2022 to resignation effective August 18, 2022). The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:

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

Audit and Risk Management Committee. The members of our Audit and Risk Management Committee for the full year ended June 30, 2022 to the date of this report unless otherwise noted are Messrs. O’Dwyer (resignation effective February 25, 2022), Spooner (Chairman), Facchina (from August 1, 2021), Swedish and Ms. Bell (from August 24, 2022), all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.

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

As of June 30, 2022, we had 77 employees, 44 of whom are based in the United States, 24 of whom are based in Australia, including our CEO and certain executive team members, 8 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 83 and 102 employees as of June 30, 2021 and 2020, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2022	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	32	—	4	8	44
Australia	8	—	1	15	24
Singapore	1	—	6	1	8
Switzerland	1	—	—	—	1
Total	42	—	11	24	77

As of June 30, 2021	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	1	1	11	48
Australia	9	—	—	16	25
Singapore	6	—	2	1	9
Switzerland	1	—	—	—	1
Total	51	1	3	28	83

As of June 30, 2020	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	43	11	3	13	70
Australia	7	—	—	15	22
Singapore	5	—	3	1	9
Switzerland	—	—	—	1	1
Total	55	11	6	30	102

We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.

6.E	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 650,454,551 ordinary shares outstanding at June 30, 2022 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC. A person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2022. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	70,170,929	10.8%
William Burns(2)	249,666	*
Eric Rose(3)	186,666	*
Michael Spooner(4)	1,160,000	*
Joseph Swedish(5)	500,000	*
Shawn Tomasello(6)	200,000	*
Philip Facchina(7)	408,197	*
Philip Krause	—	*
Jane Bell(8)	—	*
All directors and key management personnel as a group (9 persons)	72,875,458	11.2%

*	Less than 1% of the outstanding ordinary shares.
(1)

Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 1,212,001 ordinary shares subject to options exercisable at a price of A$1.47 per share until July 19, 2026.

(2)

Includes (a) 63,000 ordinary shares owned by Mr. Burns and (b) 186,666 ordinary shares subject to options of which; 120,000 exercisable at a price of A$1.33 per share until November 29, 2025 and 66,666 exercisable at a price of A$1.83 per share until November 17, 2026.

(3)

Includes 186,666 ordinary shares subject to options of which; 120,000 are exercisable at a price of A$1.33 per share until November 29, 2025 and 66,666 are exercisable at a price of A$1.83 per share until November 17, 2026.

(4)	Includes (a) 1,060,000 ordinary shares owned by Mr. Spooner and (b) 100,000 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(5)

Includes 500,000 ordinary shares subject to options of which; 200,000 are exercisable at a price of A$1.52 per share until June 17, 2025 and 300,000 are exercisable at a price of A$1.48 per share until April 3, 2026.

(6)	Includes 200,000 ordinary shares subject to options exercisable at a price of A$1.56 per share until July 10, 2025. On August 18, 2022, Ms. Tomasello resigned as director of the Company.
(7)

Includes (a) 273,224 ordinary shares owned by HNP, LLC, (b) 68,306 warrants over ordinary shares owned by HNP, LLC and (c) 66,667 ordinary shares subject to options exercisable at a price of A$2.28 per share until April 14, 2028.

(8)	Ms. Bell was appointed as director of the Company effective August 18, 2022. Ms. Bell has a relevant interest in 114,285 ordinary shares which were acquired on August 9, 2022.

Item 7.	Major Shareholders and Related Party Transactions
7.A	Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 737,121,218 ordinary shares outstanding at August 31, 2022 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of August 31, 2022 we had 40 shareholders (ordinary shares) in the United States. These shareholders held an aggregate of 172,144,362 of our ordinary shares, or approximately 23% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	69,991,374	9.5%
M&G Investment Group(2)	94,789,570	12.9%

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

(2)

Includes ordinary shares owned indirectly through custodial accounts, over which shares M&G Investment Group retains voting and dispositive power, as well as 1,639,344 ordinary shares underlying warrants. The address for M&G Investment Group is 5 Laurence Pountney Hill, London EC4R 0HH, United Kingdom.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on substantial shareholder notices filed with the ASX and SEC).

•

M&G Investment Group reported on July 10, 2019 in total it held 65,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of on October 8, 2019 in total it held 70,636,115 ordinary shares (including 1,491,414 ADSs, each representing 5 ordinary shares), or 13.15% of the total voting power as of that date. It reported that as of May 25, 2020 in total it held 70,068,935 ordinary shares (including 1,391,475 ADSs, each representing 5 ordinary shares), or 12.05% of the total voting power as of that date. It reported that as of August 6, 2020 in total it held 64,531,906 ordinary shares (including 1,385,525 ADSs, each representing 5 ordinary shares), or 11.04% of the total voting power as of that date. It reported that as of August 20, 2020 in total it held 58,000,971 ordinary shares (including 1,142,337 ADSs, each representing 5 ordinary shares), or 9.91% of the total voting power as of that date. It reported that as of September 3, 2020 in total it held 51,752,865 ordinary shares (including 908,090 ADSs, each representing 5 ordinary shares), or 8.84% of the total voting power as of that date. It reported that as of August 12, 2022 in total it held 93,150,226 ordinary shares (including 1,320,000 ADSs, each representing 5 ordinary shares), or 12.64% of the total voting power as of that date.

7.B	Related Party Transactions

The Company has not entered into any related party transactions during the year ended June 30, 2022 other than compensation made to Directors and other members of key management personnel, see “Item 6.B Compensation”.

7.C	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information
8.A	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company's insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and final approval on August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the law firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the Australia class actions relate to the Complete Response Letter released by the FDA; they also, unlike the U.S. action, relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares in December 2020. The Australian class actions have been assigned to Justice Beach, who has set a hearing date of October 25, 2022 to rule on whether to consolidate the Australian class actions into one lawsuit. Justice Beach has ordered that the Company need not file a defense until further order. The Company will continue to vigorously defend against both proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuits, particularly as they are at an early stage, nor how long it may take to resolve such lawsuits. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

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

In August 2022, we completed a US$45.0 million (A$65.0 million) financing in a global private placement predominantly to major shareholders of the Company. The proceeds from the placement will facilitate activities for launch and commercialization for remestemcel-L, in the treatment of children with SR-aGVHD for which we seek FDA approval under a planned resubmission of our Biologics License Application (“BLA”); and commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease.

There were no events that have arisen subsequent to June 30, 2022 and prior to the signing of this report that would likely have a material impact on the financial results presented.

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

Loan Agreement with Oaktree

In November 2021, our senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. We drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to us achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

In November 2021, Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The warrants were legally issued in January 2022 and may be exercised within 7 years of issuance.

Loan Agreement with Hercules

In March 2018, we entered into a loan and security agreement with Hercules for a $75.0 million non-dilutive, secured four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. We drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to repay the outstanding balance with Hercules. Prior to extinguishing our loan with Hercules, we had amended the terms of the loan and security agreement to extend the interest-only period to January 2022 and therefore we had not commenced principal repayments.

The interest rate was floating. It was computed daily based on the actual number of days elapsed and it is the greater of either 9.45% or the prime rate as reported in the Wall Street Journal plus a certain margin. On June 30, August 1, September 19 and October 31, 2019, in line with the changes in the U.S. prime rate, the interest rate on the loan was 10.45%, 10.20%, 9.95% and 9.70%, respectively and remained at 9.70% in line with the amended terms of the loan agreement until extinguishing our loan with Hercules.

Loan Agreement with NovaQuest

In June 2018, we entered into an eight-year non-dilutive secured loan with NovaQuest for $40.0 million. We drew the first tranche of $30.0 million on closing. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026.

All interest and principal payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment in pediatric patients with SR-aGVHD, in the United States and other geographies excluding Asia (“pediatric aGVHD”). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. Interest on the loan will accrue at a fixed rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of pediatric aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of pediatric SR-aGVHD exceed the annual payment cap, we will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and will accrue further interest. At maturity date, any unpaid loan balances are repaid. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”

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

Regulation of acquisition by foreign entities

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeovers provisions of Australia’s Corporations Act by any person whether foreign or otherwise.

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$266.0 million or more (or A$1,154.0 million or more in case of U.S. investors or investors from certain other countries). No asset threshold applies in the case of foreign government investors.  Different rules apply to sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the Foreign Acquisitions and Takeovers Act and includes in relation to any person:

•	any relative of the person;
•	any person with whom the person is acting or proposes to act in concert;
•	any person with whom the person carries on a business in partnership;
•	any entity of which the person is a ‘senior officer’ (such as a director or executive);
•	if the person is an entity, any holding entity or any senior officer of the entity;
•

any entity whose senior officers are accustomed or obliged to act in accordance with the directions, instructions or wishes of the person or if the person is an entity, its senior officers or vice versa;

•	any corporation in which the person holds a ‘substantial interest’ (i.e., 20%) or any person holding a substantial interest in the person if a corporation;
•	a trustee of a trust in which the person holds a substantial interest or if the person is the trustee of a trust, a person who holds a substantial interest in the trust;
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

Subject to certain complex limitations, including the PFIC rules discussed below, a U.S. holder generally will be entitled, at such holder’s option, to claim either a credit against such holder’s U.S. federal income tax liability or a deduction in computing such holder’s U.S. federal taxable income in respect of any Australian taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

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

We do not believe that we were a PFIC for the taxable year ending June 30, 2022. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

You should consult with your own tax advisor regarding the applicability and potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares or ADSs if we are or become a PFIC, including the tax issues raised by lower-tier PFICs that we may own and the procedures for making such an election.

QEF Election

Alternative rules to those set forth under “Default PFIC Rules” above apply if an election is made to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Code. A QEF election is available only if a U.S. holder receives an annual information statement from us setting forth such holder’s pro rata share of our ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes.

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

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services (“GST”) tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or employee share scheme participants). In addition, this summary does not discuss any non-Australian tax considerations. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Foreign Shareholder” in this summary).

Australian Income Tax

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian income tax purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax (including capital gains tax (“CGT”)) purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent that the dividends are not foreign (i.e. non-Australian) sourced and declared to be “conduit foreign income” (“CFI”), and are unfranked. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement (DTA) and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of tax Australian tax to be withheld on unfranked dividends paid by Mesoblast Limited (the “Company”) (which are not declared to CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.

If a Foreign Shareholder is a company that is a resident of the United States holds 10% or more of the voting power in the Company and is beneficially entitled to dividends from the Company, the rate of Australian dividend withholding tax is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.

Tax on Sales or Other Dispositions of Shares – CGT

Foreign Shareholders will not be subject to Australian CGT on any gain made on the sale or other disposal of ordinary shares in the Company, unless broadly they, together with associates, hold 10% or more of the issued capital in the Company, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Foreign Shareholders who, together with associates, own a 10% or more interest would be subject to Australian CGT on the sale of that interest if more than 50% of the Company’s assets (held directly or indirectly and determined by reference to market value), consists of Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian property” (“TAP”)). Relief from Australian CGT is unlikely to be provided by the Australian-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals. Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.

The 50% CGT discount is not available to non-Australian residents on gains accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount.

Broadly, where there is a disposal of TAP, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.50% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the TAP is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system.  There is also an exception to the requirement to withhold where the Commissioner issues a clearance certificate which broadly certifies that the vendor is not a foreign person. The Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Tax on Sales or Other Dispositions of Shares – Shareholders Holding Shares on Revenue Account

Some Foreign Shareholders may hold ordinary shares on “revenue” rather than on capital account – for example, share traders. These shareholders may have the gains made on the sale or other disposal of the ordinary shares included in their assessable income under the ordinary income or trading stock provisions of the income tax law, if the gains are sourced in Australia.

Foreign Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals. Relief from Australian income tax may be available to such Foreign Shareholders under the Australia-U.S. DTA.

The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of TAP equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no CGT liability is realized upon the inheritance of a deceased person’s ordinary shares. The disposal of inherited ordinary shares by beneficiaries may, however, give rise to a CGT liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Stamp Duty

Generally, no Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, agreement to transfer, transfer, surrender of, or other dealing in, the ADSs or the ordinary shares in the Company, provided that at the time of such dealing, all of the ADSs and ordinary shares in the Company are quoted on Nasdaq and ASX and the dealing does not result in a person or entity acquiring or commencing to hold or being beneficially entitled to (together with associates and having regard to any associated transactions) 90% or more of the total issued shares in the Company.

GST

The supply of ADSs and/or ordinary shares in the Company will not be subject to Australian GST.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2022. “Disclosure controls and procedures,” as defined in Rules 13a-15I and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2022.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2022 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2022. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Internal Control

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert

The Board of Directors of Mesoblast Ltd has determined that Michael Spooner possesses specific accounting and financial management expertise and is an Audit Committee Financial Expert as defined by the SEC. The Board of Directors has also determined that Joseph Swedish, Philip Facchina and Jane Bell, members of the Audit and Risk Management Committee, have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities. All members of the Audit and Risk Management Committee are “independent” according to the listing standards of the Nasdaq Global Select Market.

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

Audit and Non-Audit Services Fees

See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Management Committee during the years ended June 30, 2022 and 2021.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F.

Australian Disclosure Requirements

All press releases, financial reports and other information are available on our website: www.mesoblast.com.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company has net cash outflows from operating activities and will need to obtain financing from one or more sources that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment assessment of in-process research and development intangible assets and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s consolidated in-process research and development (“IPRD”) intangible assets balance and consolidated goodwill balance were $427.8 million and $134.5 million as of June 30, 2022, respectively. Management tests the IPRD intangible assets and goodwill balances for impairment on an annual basis. The recoverability of the carrying values of IPRD intangible assets and goodwill are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgements and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of IPRD intangible assets and goodwill is a critical audit matter are there were significant judgments made by management in estimating the recoverable amount of the Company’s IPRD intangible assets and goodwill. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s IPRD intangible assets and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates. Evaluating the significant assumptions relating to the estimates of the recoverable amount of IPRD intangible assets and goodwill involved evaluating whether the significant assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) announcements made by the Company; and (iv) other comparable estimates of the Company’s valuation released by securities analysts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discount rates assumption.

Fair value measurement of the provision for contingent consideration

As described in Note 5(g) to the consolidated financial statements, the Company had a balance of $23.3 million as of June 30, 2022 for the provision for contingent consideration, which management determined using an internal valuation with a discounted cash flow model requiring the use of inputs classified as level 3 in the fair value hierarchy. Significant assumptions used by management to value the provision for contingent consideration included probabilities of success.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for valuing the provision for contingent consideration, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow model used to estimate the value of the provision; (ii) testing the completeness, accuracy and relevance of the underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management, including probabilities of success. Evaluating the significant assumptions relating to the estimate of the fair value measurement of the provision for contingent consideration involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) announcements made by the Company; and (iv) evidence obtained from our procedures over the impairment assessment of IPRD intangible assets and goodwill.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 31, 2022

We have served as the Company’s auditor since 2008.

Mesoblast Limited

Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2022	2021	2020
Revenue	3	10,214	7,456	32,156
Research & development		(32,815)	(53,012)	(56,188)
Manufacturing commercialization		(30,757)	(32,719)	(25,309)
Management and administration		(27,210)	(30,867)	(25,609)
Fair value remeasurement of contingent consideration	3	913	18,687	1,380
Fair value remeasurement of warrant liability	3	5,896	—	—
Other operating income and expenses	3	(539)	1,539	324
Finance costs	3	(17,288)	(10,714)	(14,109)
Loss before income tax	3	(91,586)	(99,630)	(87,355)
Income tax benefit/(expense)	4	239	819	9,415
Loss attributable to the owners of Mesoblast Limited		(91,347)	(98,811)	(77,940)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share	19	(14.08)	(16.33)	(14.74)
Diluted - losses per share	19	(14.08)	(16.33)	(14.74)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2022	2021	2020
Loss for the period		(91,347)	(98,811)	(77,940)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	91	(1,524)	1,146
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	(322)	209	(446)
Other comprehensive (loss)/income for the period, net of tax		(231)	(1,315)	700
Total comprehensive losses attributable to the owners of Mesoblast Limited		(91,578)	(100,126)	(77,240)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total

Balance as of July 1, 2019		910,405	80,034	17	(39,413)	—	(469,991)	481,052
Adjustment on adoption of IFRS 16 (net of tax)		—	—	—	—	—	(827)	(827)
Adjusted balance as of July 1, 2019		910,405	80,034	17	(39,413)	—	(470,818)	480,225
Loss for the period		—	—	—	—	—	(77,940)	(77,940)
Other comprehensive income/(loss)		—	—	(446)	1,146	—	—	700
Total comprehensive profit/(loss) for the period		—	—	(446)	1,146	—	(77,940)	(77,240)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		137,840	—	—	—	—	—	137,840
		137,840	—	—	—	—	—	137,840
Tax credited / (debited) to equity		—	979	—	—	—	—	979
Transfer of exercised options		3,205	(3,205)	—	—	—	—	—
Fair value of share-based payments	17	—	7,522	—	—	—	—	7,522
		3,205	5,296	—	—	—	—	8,501
Balance as of June 30, 2020	7(a)	1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326

Balance as of July 1, 2020		1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326
Loss for the period		—	—	—	—	—	(98,811)	(98,811)
Other comprehensive income/(loss)		—	—	209	(1,524)	—	—	(1,315)
Total comprehensive profit/(loss) for the period		—	—	209	(1,524)	—	(98,811)	(100,126)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		106,809	—	—	—	—	—	106,809
		106,809	—	—	—	—	—	106,809
Tax credited / (debited) to equity		—	(91)	—	—	—	—	(91)
Transfer of exercised options		4,894	(4,894)	—	—	—	—	—
Fair value of share-based payments	17	—	12,510	—	—	—	—	12,510
Issuance of warrants	7(b)	—	—	—	—	12,969	—	12,969
		4,894	7,525	—	—	12,969	—	25,388
Balance as of June 30, 2021	7(a)	1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397

Balance as of July 1, 2021		1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397
Loss for the period		—	—	—	—	—	(91,347)	(91,347)
Other comprehensive income/(loss)		—	—	(322)	91	—	—	(231)
Total comprehensive profit/(loss) for the period		—	—	(322)	91	—	(91,347)	(91,578)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		1,928	—	—	—	—	—	1,928
		1,928	—	—	—	—	—	1,928
Tax credited / (debited) to equity		—	(239)	—	—	—	—	(239)
Transfer of exercised options		228	(228)	—	—	—	—	—
Fair value of share-based payments		—	5,536	—	—	—	—	5,536
		228	5,069	—	—	—	—	5,297
Balance as of June 30, 2022	7(a)	1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044
The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2022	2021
Assets
Current Assets
Cash & cash equivalents	5(a)	60,447	136,881
Trade & other receivables	5(b)	4,403	4,842
Prepayments	5(b)	4,987	6,504
Total Current Assets		69,837	148,227

Non-Current Assets
Property, plant and equipment	6(a)	2,045	3,021
Right-of-use assets	6(b)	7,920	9,119
Financial assets at fair value through other comprehensive income	5(c)	1,758	2,080
Other non-current assets	5(d)	1,930	1,724
Intangible assets	6(c)	578,652	580,546
Total Non-Current Assets		592,305	596,490
Total Assets		662,142	744,717

Liabilities
Current Liabilities
Trade and other payables	5(e)	23,079	19,598
Provisions	6(d)	17,906	18,710
Borrowings	5(f)	5,017	53,200
Lease liabilities	6(b)	3,186	2,765
Warrant liability	5(f)	2,185	—
Total Current Liabilities		51,373	94,273

Non-Current Liabilities
Provisions	6(d)	12,523	17,017
Borrowings	5(f)	91,617	41,045
Lease liabilities	6(b)	7,085	8,485
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		113,725	69,047
Total Liabilities		165,098	163,320
Net Assets		497,044	581,397

Equity
Issued Capital	7(a)	1,165,309	1,163,153
Reserves	7(b)	70,651	65,813
(Accumulated losses)/retained earnings		(738,916)	(647,569)
Total Equity		497,044	581,397

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited

Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2022	2021	2020
Cash flows from operating activities
Commercialization revenue received		9,980	6,121	7,676
Upfront and milestone payments received		—	—	17,500
Government grants and tax incentives received		24	68	1,577
Payments to suppliers and employees (inclusive of goods and services tax)		(75,769)	(106,920)	(77,710)
Interest received		7	17	546
Income taxes paid		(24)	(35)	(7)
Net cash (outflows) in operating activities	8(b)	(65,782)	(100,749)	(50,418)

Cash flows from investing activities
Investment in fixed assets		(157)	(1,647)	(2,096)
Payments for contingent consideration		—	—	(1,027)
Payments for licenses		(75)	—	(150)
Net cash (outflows) in investing activities		(232)	(1,647)	(3,273)

Cash flows from financing activities
Proceeds from borrowings		51,919	—	512
Repayment of borrowings		(55,458)	—	(512)
Payment of transaction costs from borrowings		(5,527)	(13)	—
Interest and other costs of finance paid		(6,084)	(5,932)	(5,947)
Proceeds from issue of shares		209	106,268	144,946
Proceeds from issue of warrants		8,081	12,969	—
Payments for share issue costs		(222)	(1,827)	(6,277)
Payments for lease liabilities		(2,788)	(2,931)	(1,625)
Net cash (outflows)/inflows by financing activities		(9,870)	108,534	131,097

Net (decrease)/increase in cash and cash equivalents		(75,884)	6,138	77,406
Cash and cash equivalents at beginning of period		136,881	129,328	50,426
FX (loss)/gain on the translation of foreign bank accounts		(550)	1,415	1,496
Cash and cash equivalents at end of period	8(a)	60,447	136,881	129,328

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

The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 31, 2022. The directors have the power to amend and reissue the financial statements.

(i)Going concern

As of June 30, 2022, the Group held total cash reserves of $60.4 million. On August 9, 2022, the Group raised additional gross proceeds of $45.0 million. The Group continues its focus on maintaining tight control of net cash outflows from operating activities, which were $65.8 million for the 12 months ended June 30, 2022, a reduction of 35% compared to the prior period. Management and the directors believe that the Group’s existing cash reserves are sufficient to meet the Group’s next 12 months of expenditure requirements, including expenditure needed for the BLA approval process of remestemcel-L for SR-aGvHD, from the issuance date of the consolidated financial statements.

If the Group obtain first product approval and launch within the next 12 months, the Group will be able to access funds from the Group’s existing loan arrangements. If the Group is delayed, additional cash inflows from strategic partnerships, product specific financing, debt or equity capital markets will be required. Because of the uncertainty on whether the Group can achieve cash inflows, this creates material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and, therefore, that the Group may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(ii)	Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(iii)	New and amended standards adopted by the Group

There were no new or amended standards adopted by the Group in the year ended June 30, 2022. These financial statements follow the same accounting policies as compared to the June 30, 2021 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv)	New accounting standards and interpretations not yet adopted by the Group

There were no new accounting standards and interpretations not yet adopted by the Group for the June 30, 2022 reporting period that are expected to materially impact the Group.

(v)	Change in accounting policy

The Group routinely reviews the financial statements for opportunities to improve the quality of financial reporting. In November 2021, the Group refinanced its existing senior debt facility with a new US$90.0 million five-year facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”) and as a result, the Group received proceeds from borrowings and repaid the Hercules loan. In connection with the refinancing of the Hercules debt, substantial balances related to payment of transaction costs from borrowings and charges on repayment of borrowings were recorded in the Statement of Cash Flows, this prompted management to enhance the relevance and reliability of the Statement of Cash Flows by changing the accounting policy relating to the classification of the Interest and other costs of finance paid, previously classified within the operating activities of the Statement of Cash Flows. The Group has changed its accounting policy to classify cash flows from interest and other costs of finance paid as a financing activity because it improves the relevance of the cash flows paid from obtaining capital resources. This change in accounting policy also diminishes the mismatch in operating cash flows from the profit and loss and improves the reliability of the operating cash flow balance.

This change in presentation has been retrospectively applied to the years ended June 30, 2021 and 2020 financial statements. For the years ended June 30, 2021 and 2020, $5.9 million and $5.9 million of interest and other costs of finance paid has been reclassified from operating activities to financing activities in the Statement of Cash Flows, respectively.

(vi)	Use of estimates

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

(vii)	Impact of COVID-19

Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. COVID-19 has not led to a material deterioration in the Group’s financial circumstances, nor required the Group to utilize government support.

The Group is facing some challenges from the pandemic. The Group’s current and potential future clinical trials have and may experience some delays given reduced capacity at hospitals for completing activities and impacts on patient mobility for treatments or final visits. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff. The Group is also having to account in its product-launch plans for the impacts of the pandemic on future potential customers, such as transplant centers, which have been and may continue to be impacted by the pandemic with respect to patient care, operations/staffing, financials, and health and safety protocols. These impacts change the way (channel, message, frequency) that Mesoblast will have to engage with these entities.

Due to the COVID-19 pandemic, and recent geopolitical instability, countries in which the Group has operations have experienced some challenges in the ability of the Group’s suppliers and contractors to source, supply or acquire raw materials or components needed for its manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected.

2. Significant changes in the current reporting period

(i)	Significant events

The financial position and performance of the Group was affected by the following events during the year ended June 30, 2022:

•

In November 2021, the Group refinanced its existing senior debt facility with a new $90.0 million five-year facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”). The Group drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to repay the outstanding balance of the existing senior debt facility with Hercules Capital, Inc. The $60.0 million proceeds were first allocated to the issue of warrants at fair value of $8.1 million, with the remainder to the loan from Oaktree. A $1.3 million loss was recognized on prepaying the Group’s outstanding balance and extinguishing the loan with Hercules Capital, Inc. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to the Group achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum. Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (ADSs) at $7.26 per ADS, a 15% premium to the 30-day VWAP. The Group has determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants has been recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2022	2021	2020
Revenue
Commercialization revenue		9,039	7,434	6,614
Milestone revenue		1,172	—	25,000
Interest revenue		3	22	542
Total Revenue		10,214	7,456	32,156

Clinical trial and research & development		(10,483)	(18,569)	(24,565)
Manufacturing production & development		(28,884)	(31,590)	(23,944)

Employee benefits
Salaries and employee benefits		(18,997)	(26,804)	(25,100)
Defined contribution superannuation expenses		(402)	(379)	(327)
Equity settled share-based payment transactions(1)		(5,536)	(12,510)	(7,522)
Total Employee benefits		(24,935)	(39,693)	(32,949)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(1,144)	(1,016)	(585)
Right of use asset depreciation		(1,717)	(1,691)	(1,508)
Intellectual property amortization		(1,519)	(1,557)	(1,574)
Total Depreciation and amortization of non-current assets		(4,380)	(4,264)	(3,667)

Other Management & administration expenses
Overheads & administration		(10,157)	(7,757)	(8,276)
Consultancy		(3,751)	(5,386)	(5,168)
Legal, patent and other professional fees		(5,571)	(6,950)	(5,854)
Intellectual property expenses (excluding the amount amortized above)		(2,621)	(2,389)	(2,683)
Total Other Management & administration expenses		(22,100)	(22,482)	(21,981)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	913	18,687	1,380
Total Fair value remeasurement of contingent consideration		913	18,687	1,380

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(g)(vi)	5,896	—	—
Total Fair value remeasurement of warrant liability		5,896	—	—

Other operating income and expenses
Government grant revenue		—	68	78
Foreign exchange gains/(losses)		(536)	1,471	246
Foreign withholding tax paid		(3)	—	—
Total Other operating income and expenses		(539)	1,539	324

Finance (costs)/gains
Remeasurement of borrowing arrangements		(382)	5,225	607
Interest expense		(16,906)	(15,939)	(14,716)
Total Finance costs		(17,288)	(10,714)	(14,109)

Total loss before income tax		(91,586)	(99,630)	(87,355)

(1)	Share-based payment transactions

For the years ended June 30, 2022, 2021 and 2020, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2022	2021	2020
Research and development	3,547,182	7,782,330	3,194,695
Manufacturing and commercialization	378,096	547,998	434,403
Management and administration	1,610,567	4,179,416	3,892,647
Equity settled share-based payment transactions	5,535,845	12,509,744	7,521,745

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

In June 2021, the Group announced its intention to leverage the results from a planned US trial to support potential product approvals in both the US and EU by including 20% EU patients in order to provide regulatory harmonization, cost efficiencies and streamlined timelines, without initiating an EU trial. As a result, the strategic partnership with Grünenthal has been amended, and milestone payments relating to R&D and CMC services and other development services which were linked to the Europe trial have been removed, instead the Group is eligible to receive payments up to $112.5 million prior to product launch in the EU, inclusive of $17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach $1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2022. The performance obligation for the $2.5 million was previously satisfied under the original agreement, however under the amended agreement with Grünenthal it is subject to repayment to Grünenthal. Revenue will be recognized when the clinical trial has recruited the required amount of European patients, as the $2.5 million will no longer be subject to repayment to Grünenthal. For the years ended June 30, 2022, 2021 and 2020, respectively, no milestone revenue was recognized in relation to this strategic partnership with Grünenthal.

See Note 23(e) for further details about the Group’s revenue recognition policies.

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2022	2021	2020
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(91,586)	(99,630)	(87,355)
	Tax benefit at the Australian tax rate of 30% (2021: 30%, 2020: 30%)	(27,476)	(29,889)	(26,207)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,588	2,836	1,367
	Research and development tax concessions	(869)	(894)	(876)
	Foreign exchange translation gains/(losses)	159	313	129
	Contingent consideration	(274)	(5,606)	(414)
	Other sundry items	(2,036)	121	97
	Current year tax expense/(benefit)	(28,908)	(33,119)	(25,904)
	Adjustments for current tax of prior periods	(923)	(1)	283
	Differences in overseas tax rates	8,407	13,218	9,397
	Tax benefit not recognized	21,185	19,083	6,809
	Change in tax rate on Deferred tax assets(1)	(8,326)	(482)	(3,412)
	Change in tax rate on Deferred tax liability(1)	8,326	482	3,412
	Previously unrecognized tax losses now recouped to reduce deferred tax expense/(benefit)	—	—	—
	Income tax expense/(benefit) attributable to loss before income tax	(239)	(819)	(9,415)
(1)

On June 30, 2022, there was a change in the expected tax rate applicable on future taxable profits in Singapore. The Group was expecting to benefit from concessionary tax rates (tax holiday) in Singapore under the tax incentives granted to the Group by the Singapore Economic Development Board, however at June 30, 2022 the Group had not met the conditions under the agreement to access the concessionary tax rates and therefore have recognized a change in the expected tax rate in Singapore to reflect the statutory tax rate of 17%. The Group is in current discussions with the Singapore Economic Development Board to amend the conditions of the incentive agreement and access these concessionary tax rates in the future.

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2022	2021	2020
(b)	Income tax (benefit)/expense
	Current tax
	Current tax	—	—	—
	Total current tax (benefit)/expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	(8,317)	(1,158)	(12,687)
	(Decrease)/increase in deferred tax liabilities	8,078	339	3,272
	Total deferred tax (benefit)/expense	(239)	(819)	(9,415)
	Income tax (benefit)/expense	(239)	(819)	(9,415)

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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2022	2021	2020
(c)	Amounts that would be recognized directly in equity if brought to account

Aggregate current and deferred tax arising in the reporting

   period and not recognized in net loss or other

   comprehensive income but which would have been

   directly applied to equity had it been brought to account:

	Current tax recorded in equity (if brought to account)	(142)	(525)	(2,293)
	Deferred tax recorded in equity (if brought to account)	715	905	1,266
		573	380	(1,027)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2022	2021	2020
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	239	91	(979)
		239	91	(979)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2022	2021	2020
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	111,283	77,738	55,573
	Other temporary differences
	Potential tax benefit at local tax rates	11,046	7,424	6,782
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		125,549	88,382	65,575

The Group has not brought to account $477.8 million (2021: $424.9 million, 2020: $160.5 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2022 $477.8 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.4 million recognized as deferred tax asset expire within a range of 10 to 16 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.

This benefit of tax losses will only be obtained if:

•	the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realized;
•	the Group continues to comply with the conditions for deductibility imposed by tax legislation; and
•	no changes in tax legislation adversely affect the Group in realizing the benefit from the deductions for the losses.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2022
Cash & cash equivalents	5(a)	—	—	60,447	60,447
Trade & other receivables	5(b)	—	—	4,403	4,403
Financial assets at fair value through other comprehensive income	5(c)	1,758	—	—	1,758
Other non-current assets	5(d)	—	—	1,930	1,930
		1,758	—	66,780	68,538
As of June 30, 2021
Cash & cash equivalents	5(a)	—	—	136,881	136,881
Trade & other receivables	5(b)	—	—	4,842	4,842
Financial assets at fair value through other comprehensive income	5(c)	2,080	—	—	2,080
Other non-current assets	5(d)	—	—	1,724	1,724
		2,080	—	143,447	145,527

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2022
Trade and other payables	5(e)	—	—	23,079	23,079
Borrowings	5(f)	—	—	96,634	96,634
Contingent consideration	5(g)(iii)	—	23,284	—	23,284
Warrant liability	5(g)(vi)	—	2,185	—	2,185
		—	25,469	119,713	145,182
As of June 30, 2021
Trade and other payables	5(e)	—	—	19,598	19,598
Borrowings	5(f)	—	—	94,245	94,245
Contingent consideration	5(g)(iii)	—	25,409	—	25,409
		—	25,409	113,843	139,252

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cash at bank	60,034	136,430
Deposits at call(1)	413	451
	60,447	136,881

(1)	As of June 30, 2022 and June 30, 2021, interest-bearing deposits at call include amounts of $0.4 million and $0.5 million, respectively, held as security and restricted for use.

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments
(i)	Trade and other receivables

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Trade debtors	2,224	2,000
Foreign withholding tax recoverable	471	471
U.S. Tax credits	1,473	1,473
Security deposit	—	252
Other recoverable taxes (Goods and services tax and value-added tax)	235	646
Trade and other receivables	4,403	4,842

(ii)	Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Clinical trial research and development expenditure	1,313	2,823
Prepaid insurance and subscriptions	2,420	1,921
Other	1,254	1,760
Prepayments	4,987	6,504

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

(iv) Fair values of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.

(v) Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 10(a) and (b).

c.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include the following classes of financial assets:

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Unlisted securities:
Equity securities	1,758	2,080
	1,758	2,080

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

(iii) Amounts recognized in other comprehensive income

For the years ended June 30, 2022, 2021 and 2020, the Group recognized in statement of comprehensive income a loss of $0.3 million, a gain of $0.2 million and a loss of $0.4 million respectively, for change in fair value of the financial assets through other comprehensive income.

(iv) Fair value, impairment and risk exposure

Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.

All financial assets at fair value through other comprehensive income are denominated in USD.

d.	Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Bank Guarantee	500	546
Letter of Credit	1,178	1,178
Security deposit	252	—
	1,930	1,724

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

(ii) Impairment and risk exposure

No other non-current assets are either past due or impaired.

e.	Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Trade payables and other payables	23,079	19,598
Trade and other payables	23,079	19,598

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Borrowings
Secured liabilities:
Borrowing arrangements	81,919	80,000
Less: transaction costs	(8,247)	(6,751)
Amortization of carrying amount, net of payments made	22,962	20,996
	96,634	94,245

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Borrowings
Current
Borrowings - NovaQuest	372	336
Borrowings - Oaktree	4,645	—
Borrowings - Hercules	—	52,864
	5,017	53,200
Non-current
Borrowings - NovaQuest	47,898	41,045
Borrowings - Oaktree	43,719	—
	91,617	41,045
	96,634	94,245

(i) Borrowing arrangements

Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)

In November 2021, the Group’s senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. The Group drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to the Group achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.

On November 19, 2021, Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. Refer to Note 5(g)(vi) for more details on warrants issued.

In the year ended June 30, 2022, the Group recognized a minimal gain in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the years ended June 30, 2021 and 2020.

Hercules Capital, Inc.

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. The Group drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to repay the outstanding balance with Hercules. Prior to extinguishing this loan with Hercules, the Group amended the terms of the loan and security agreement to extend the interest-only period to January 2022 and therefore the Group had not commenced principal repayments.

Interest on the loan was payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. On June 30, August 1, September 19 and October 31, 2019, in line with the changes in the U.S. prime rate, the interest rate on the loan was 10.45%, 10.20%, 9.95% and 9.70%, respectively, and remained at 9.70% in line with the terms of the loan agreement until extinguishing this loan with Hercules.

In the year ended June 30, 2022, the Group recognized a loss of $0.9 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. $1.3 million of this loss relates to prepaying the Group’s outstanding balance and extinguishing the loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2021, the Group recognized a gain of $0.4 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. This remeasurement relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

NovaQuest Capital Management, L.L.C.

On June 29, 2018, the Group entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026. All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD, in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the annual payment cap, the Group will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

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

In the year ended June 30, 2022, the Group recognized a gain of $0.5 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines. In the year ended June 30, 2021 and 2020, respectively, the Group recognized a gain of $4.8 million and a loss of $0.7 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.

The Group recognizes a liability as current based on repayments linked to estimates of sales of remestemcel-L. However, if sales of remestemcel-L are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.

 The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s fixed rate loan with the senior creditor, Oaktree. The Group have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

(ii) Compliance with loan covenants

Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group has an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Oaktree where the Group is currently obliged to maintain a minimum unrestricted cash balance in the United States of $35.0 million.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2022 and during the year ended June 30, 2021.

(iii) Net debt reconciliation

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cash and cash equivalents	60,447	136,881
Borrowings	(96,634)	(94,245)
Lease liabilities	(10,271)	(11,250)
Warrant liability	(2,185)	—
Net Debt(1)	(48,643)	31,386

Cash and cash equivalents	60,447	136,881
Gross debt - fixed interest rates	(106,905)	(52,631)
Gross debt - variable interest rates	—	(52,864)
Warrant liability	(2,185)	—
Net Debt(1)	(48,643)	31,386
(1)	Net debt amount includes leases and borrowing arrangements

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2021	(94,245)	(11,250)	—	(105,495)	136,881	31,386
Cash Flows(1)	14,512	3,427	(8,081)	9,858	(75,884)	(66,026)
Remeasurement adjustments	(382)	—	5,896	5,514	—	5,514
Other Changes(2)	(16,519)	(1,229)	—	(17,748)	—	(17,748)
Acquisition – leases	—	(1,463)	—	(1,463)	—	(1,463)
Foreign exchange adjustments	—	244		244	(550)	(306)
Net Debt as at June 30, 2022	(96,634)	(10,271)	(2,185)	(109,090)	60,447	(48,643)

(1)	Cash flows include the payments of borrowings, lease liabilities and interest which are presented as financing cash flows in the statement of cash flows.
(2)	Other changes include modification of leases and accrued interest expenses for borrowings and leases.

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.Recognized fair value measurements

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2022 and June 30, 2021 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2022
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,758	1,758
Total Financial Assets		—	—	1,758	1,758

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	23,284	23,284
Warrant liabilities	5(g)(vi)	—	—	2,185	2,185
Total Financial Liabilities		—	—	25,469	25,469

There were no transfers between any of the levels for recurring fair value measurements during the period.

As of June 30, 2021
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	2,080	2,080
Total Financial Assets		—	—	2,080	2,080

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	25,409	25,409
Total Financial Liabilities		—	—	25,409	25,409

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and financial assets at fair value through other comprehensive income securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

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

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for provisions (contingent consideration), equity securities (unlisted) and warrant liabilities.

(ii) Valuation techniques used.

The Group did not hold any level 1 or 2 financial instruments as at June 30, 2022 or June 30, 2021.

The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2022 and June 30, 2021. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business and warrant liabilities related to the warrants granted to Oaktree as part of the debt facility. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2022 and June 30, 2021. The Group used discounted cash flow analysis to determine the fair value measurements of Osiris’ MSC business and used the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(g)(vi) for the fair value measurement and movements in warrant liability for the period ended June 30, 2022 and June 30, 2021.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in the contingent consideration balances within the level 3 instruments for the years ended June 30, 2022 and June 30, 2021:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2020	45,166
Amount used during the period	(1,070)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(18,687)
Closing balance - June 30, 2021	25,409

Opening balance - July 1, 2021	25,409
Amount used during the period	(1,212)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(913)
Closing balance - June 30, 2022	23,284

(1)

In the year ended June 30, 2021 a gain of $18.7 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success and developmental timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020.

(2)

In the year ended June 30, 2022 a gain of $0.9 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing key assumptions of the contingent consideration valuation such as developmental timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of June 30,	Fair value as of June 30,	Valuation	Unobservable	Year Ended June 30,	Year Ended June 30,	Relationship of unobservable inputs to
Description	2022	2021	technique	inputs(1)	2022	2021	fair value
Contingent consideration provision	23,284	25,409	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Year ended June 30, 2022: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.2%.

Year ended June 30, 2021: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.3%.

				Expected unit sales price	Various	Various

Year ended June 30, 2022: A change in the price assumptions by 10% would increase/decrease the fair value by 2%.

Year ended June 30, 2021: A change in the price assumptions by 10% would increase/decrease the fair value by 3%.

				Expected sales volumes	Various	Various

Year ended June 30, 2022: A change in the volume assumptions by 10% would increase/decrease the fair value by 2%.

Year ended June 30, 2021: A change in the volume assumptions by 10% would increase/decrease the fair value by 3%.

				Probability of success	Various	Various

Year ended June 30, 2022: A change in the probability of success assumptions by 10% and 20% would increase/decrease the fair value by 8.6% and 17.2%, respectively.

Year ended June 30, 2021: A change in the probability of success assumptions by 10% and 20% would increase/decrease the fair value by 8.6% and 17.3%, respectively.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the years ended June 30, 2022 and June 30, 2021, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication we determine the probability of success based on the current development status within each jurisdiction. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the consolidated income statement in the year ended June 30, 2022 was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2022	2021
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	17,827	18,328
Fair value of royalty payments from commercialization of the intellectual property acquired	5,457	7,081
	23,284	25,409

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

(vi) Warrant liability

(in U.S. dollars, in thousands)	As of June 30,
Warrant liability	2022	2021
Opening balance	—	—
Warrants fair value at grant date - November 19, 2021	8,081	—
Remeasurement of warrant liability	(5,896)	—
Closing Balance	2,185	—

On November 19, 2021, in connection with the $60.0 million drawdown of the Oaktree debt, Oaktree was granted the right to warrants to purchase 1,769,669 ADSs at US$7.26 per ADS, a 15% premium to the 30-day VWAP. Given that Oaktree received an unconditional right to the warrants on November 19, 2021, this date has been determined as the measurement date. The warrant instruments were issued on January 11, 2022, following the required administrative process, and these warrants may be exercised within 7 years of issuance of the warrant instruments. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

The exercise price of the warrants will be received in USD, which is different to Mesoblast Limited’s functional currency of AUD which gives rise to variability in the cash flow. As a result, the warrants are classified as a financial liability in accordance with IAS32 Financial Instruments: Presentation. The financial liability is recorded in warrant liability at fair value at grant date and subsequently remeasured at each reporting period with changes being recorded in the Income Statement as remeasurement of warrant liability. The warrant liabilities are considered level 3 liabilities as the determination of fair value includes various assumptions about the share prices and historical volatility as inputs.

As at grant date of November 19, 2021 and June 30, 2022, the fair value of warrant liability was $8.1 million and $2.2 million, respectively. During the period ended June 30, 2022, a gain of $5.9 million was recognized on the remeasurement of warrant liability.

(vii) Fair value of warrants

The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of the warrants are included below. The following assumptions were based on observable market conditions that existed at the issue date and as of June 30, 2022.

	As of June 30,	At Grant date - November 19,
Assumption	2022	2021	Rationale
Share Price	US$2.22	US$6.24	Closing share price on valuation date from external market source
Exercise Price	US$7.26	US$7.26	As per subscription agreement
Expected Term	6 years 6 months	7 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	83.22%	83.94%	Based on historical volatility data for the Company
Risk Free Interest Rate	3.08%	1.46%	Based on the closing U.S treasury issued bonds with tenors approximating the expected term of the warrants
Fair value per warrant	US$1.2350	US$4.5664	Determined using Black Scholes-valuation model with the inputs above
Fair value	$2,185,476	$8,081,028	Fair value of 1,769,669 warrants as at grant date and as of June 30, 2022

6. Non-financial assets and liabilities

a.	Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total

Year Ended June 30, 2021
Opening net book amount	1,336	707	250	2,293
Additions	1,427	138	156	1,721
Exchange differences	(75)	89	9	23
Depreciation charge	(735)	(123)	(158)	(1,016)
Closing net book value	1,953	811	257	3,021

As of June 30, 2021
Cost	6,955	2,009	3,505	12,469
Accumulated depreciation	(5,002)	(1,198)	(3,248)	(9,448)
Net book value	1,953	811	257	3,021

Year Ended June 30, 2022
Opening net book amount	1,953	811	257	3,021
Additions	143	3	42	188
Exchange differences	54	(70)	(4)	(20)
Depreciation charge	(942)	(52)	(150)	(1,144)
Closing net book value	1,208	692	145	2,045

As of June 30, 2022
Cost	6,846	1,925	3,379	12,150
Accumulated depreciation	(5,638)	(1,233)	(3,234)	(10,105)
Net book value	1,208	692	145	2,045

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

b.Leases

(i) Amounts recognized on the balance sheet

Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2021
Opening net book amount	3,760	4,218	7,978
Additions	395	—	395
Reassessment	2,721	842	3,563
Exchange differences	232	—	232
Depreciation charge	(1,691)	(1,358)	(3,049)
Closing net book value	5,417	3,702	9,119

As of June 30, 2021
Cost	8,665	5,684	14,349
Accumulated depreciation	(3,248)	(1,982)	(5,230)
Net book value	5,417	3,702	9,119

Year Ended June 30, 2022
Opening net book amount	5,417	3,702	9,119
Additions	1,464	—	1,464
Reassessment	97	494	591
Exchange differences	(165)	—	(165)
Depreciation charge	(1,717)	(1,372)	(3,089)
Closing net book value	5,096	2,824	7,920

As of June 30, 2022
Cost	9,957	6,178	16,135
Accumulated depreciation	(4,861)	(3,354)	(8,215)
Net book value	5,096	2,824	7,920

Lease liabilities

	As of June 30,
	2022	2021
Current	3,186	2,765
Non-current	7,085	8,485
Lease liabilities included in the balance sheet	10,271	11,250

The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases was $0.6 million for the year ended June 30, 2022 and 2021, respectively, and $0.5 million for the year ended June 30, 2020. In the year ended June 30, 2022 and 2021, total payments associated with lease liabilities were $3.4 million and $3.5 million, respectively.

Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short term leases was $3.2 million for the year ended June 30, 2022 and $3.6 million for the year ended June 30, 2021.

(ii) Depreciation methods and useful lives of right-of use assets

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. Depreciation for leases for the years ended June 30, 2022, 2021 and 2020 was $1.7 million, $1.7 million and $1.5 million, respectively.

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

A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement entered into with Lonza in October 2019 for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 3 years, at which time the Group has the option to exercise an extension or terminate the agreement.

As of June 30, 2022, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $4.1 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the initial non-cancellable lease term as it is not reasonably certain the Group will extend the agreement.

See Note 23(v) for other accounting policies relevant to lease accounting.

c.Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2021
Opening net book amount	134,453	1,673	427,779	17,696	581,601
Additions	—	500	—	—	500
Exchange differences	—	1	—	21	22
Amortization charge	—	(102)	—	(1,475)	(1,577)
Closing net book amount	134,453	2,072	427,779	16,242	580,546

As of June 30, 2021
Cost	134,453	3,407	489,698	23,999	651,557
Accumulated amortization	—	(1,335)	—	(7,757)	(9,092)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	2,072	427,779	16,242	580,546

Year Ended June 30, 2022
Opening net book amount	134,453	2,072	427,779	16,242	580,546
Additions/(Reversals)	—	(450)	—	—	(450)
Exchange differences	—	74	—	1	75
Amortization charge	—	(64)	—	(1,455)	(1,519)
Closing net book amount	134,453	1,632	427,779	14,788	578,652

As of June 30, 2022
Cost	134,453	2,987	489,698	24,000	651,138
Accumulated amortization	—	(1,355)	—	(9,212)	(10,567)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,632	427,779	14,788	578,652

(i) Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	102,698	102,698
	427,779	427,779

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

(iii) Significant estimate: Impairment of goodwill and assets with an indefinite useful life

The Group tests annually whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 23(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of certain assumptions. A full annual impairment assessment was performed at March 31, 2022 and no impairment of the in-process research and development and goodwill was identified.

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

The Group still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed. The remaining carrying amount of in-process research and development as at June 30, 2022 and June 30, 2021 was $427.8 million.

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

The recoverable amount of both goodwill and in-process research and development was assessed as of March 31, 2022 based on the fair value less costs to dispose. Management assess for indicators of impairment as at June 30, 2022 including considering events up to the date of the approval financial statements. No impairment as at June 30, 2022, was identified.

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

•	the scientific results and progress of the trials since acquisition;
•	the market capitalization of the Group on the ASX (ASX:MSB) on the impairment testing date of March 31, 2022; and
•	the valuation of the Group’s assets from an independent valuation as of March 31, 2020.

Costs of disposal were assumed to be immaterial as at March 31, 2022.

Discounted cash-flows used a real post-tax discount rate range of 13.8% to 15.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 11 to 23 years.

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

(vi) Impact of possible changes in key assumptions

The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets as at June 30, 2022 to exceed its recoverable amount.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development of our technology platform. If the Group is unable to successfully develop our technology platforms, an impairment of the carrying amount of our intangible assets may result.

d.	Provisions

	As of			As of
	June 30, 2022			June 30, 2021
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	10,823	12,461	23,284	10,764	14,645	25,409
Employee benefits	3,333	62	3,395	4,195	47	4,242
Provision for license agreements	3,750	—	3,750	3,751	2,325	6,076
	17,906	12,523	30,429	18,710	17,017	35,727

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

Employee benefits include accrued annual leave. As of June 30, 2022 and 2021, the entire amount of the annual leave accrual was $1.0 million and $1.0 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2022 and 2021.

e.	Deferred tax balances

(i) Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	80,411	71,916
Other temporary differences	7,831	8,248
Total deferred tax assets	88,242	80,164

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	88,242	80,164
Total deferred tax liabilities	88,242	80,164
Net deferred tax liabilities	—	—

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2020	(72,899)	(6,196)	79,825	730
Charged/(credited) to:
- profit or loss	1,449	(2,609)	339	(821)
- directly to equity	(466)	557	—	91
As of June 30, 2021	(71,916)	(8,248)	80,164	—
Charged/(credited) to:
- profit or loss	(8,742)	425	8,078	(239)
- directly to equity	247	(8)	—	239
As of June 30, 2022	(80,411)	(7,831)	88,242	—

(1)	Deferred tax assets are netted against deferred tax liabilities.

f.	Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Opening balance(1)	2,500	2,500
Milestone consideration received during the period	—	—
Amount recognized as revenue during the period	—	—
Balance as of the end of the period	2,500	2,500

(1)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2022.

7. Equity

a.	Contributed equity

(i) Share capital

	As of June 30,
	2022	2021	2020	2022	2021	2020
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	650,454,551	648,696,070	583,949,612	1,165,309	1,163,153	1,051,450
Less: Treasury Shares	(542,903)	(771,983)	(3,500,000)	—	—	—
Total Contributed Equity	649,911,648	647,924,087	580,449,612	1,165,309	1,163,153	1,051,450

(ii) Movements in ordinary share capital

	As of June 30,			As of June 30,
	2022	2021	2020	2022	2021	2020
	Shares No.			(U.S. dollars, in thousands)
Opening balance	648,696,070	583,949,612	498,626,208	1,163,153	1,051,450	910,405
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	4,223,404	209	9,223	4,364
Transfer to employee share trust(1)	—	3,450,000	—	—	—	—
Share based compensation for services rendered	1,758,481	1,187,168	600,000	1,698	1,867	864
Placement of shares under a share placement agreement(2)(3)	—	60,109,290	80,500,000	—	97,031	139,483
Transaction costs arising on share issue	—	—	—	21	(1,312)	(6,871)
Total contributions of equity during the period	1,758,481	64,746,458	85,323,404	1,928	106,809	137,840
Share options reserve transferred to equity on exercise of options	—	—	—	228	4,894	3,205
Ending balance	650,454,551	648,696,070	583,949,612	1,165,309	1,163,153	1,051,450

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

(3)

In March 2021, 60,109,290 shares were issued in an equity purchase of Mesoblast Limited at A$2.30 per share to existing and new institutional investors, representing a 6.50% discount to the price calculated at the close of trading February 25, 2021. The investors also received warrants to acquire a further 15 million shares at a price of A$2.88 per share, a 25% premium to the placement price, which may raise up to a further A$43.2 million, on or before March 15, 2028. These warrants have been classified within warrant reserves, refer to Note 7(b).

(iii) Movements of shares in share trust

	As of June 30		As of June 30
	2022	2021	2022	2021
	Shares No.		(U.S. dollars, in thousands)
Opening balance(1)	771,983	3,500,000	—	—
Movement of shares in share trust
Transfer to employee share trust(2)	—	3,450,000	—	—
Exercise of share options(2)	(229,080)	(6,178,017)	—	—
Ending balance	542,903	771,983	—	—
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

(v) Employee share options

Information relating to the Group’s employee share option plan, including details of shares issued under the scheme, is set out in Note 17.

b.	Reserves

(i) Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2022	2021
Share-based payments reserve	97,924	92,855
Investment revaluation reserve	(542)	(220)
Foreign currency translation reserve	(39,700)	(39,791)
Warrants reserve	12,969	12,969
	70,651	65,813

(ii) Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2022	2021
Opening balance	92,855	85,330
Tax credited / (debited) to equity	(239)	(91)
Transfer to ordinary shares on exercise of options	(228)	(4,894)
Share-based payment expense for the year	5,536	12,510
Closing Balance	97,924	92,855

Investment revaluation reserve
Opening balance	(220)	(429)
Changes in the fair value of financial assets through other comprehensive income	(322)	209
Closing Balance	(542)	(220)

Foreign currency translation reserve
Opening balance	(39,791)	(38,267)
Currency gain/(loss) on translation of foreign operations net assets	91	(1,524)
Closing Balance	(39,700)	(39,791)

Warrant reserve
Opening balance	12,969	—
Warrants fair value at issue date - March 18, 2021	—	12,969
Closing Balance	12,969	12,969

(iii) Nature and purpose of reserves

Share-based payment reserve

The share-based payments reserve is used to recognize:

•	the fair value(1) of options issued but not exercised; and
•	the fair value(1) of deferred shares granted but not yet vested.

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

Assumption	At Issue date - March 18, 2021	Rationale
Share Price	A$2.41	Closing share price on valuation date from external market source
Exercise Price	A$2.88	As per subscription agreement
Expected Term	7 years	As per subscription agreement
Dividend Yield	0%	Based on Company’s nil dividend history
Expected Volatility	66.88%	Based on historical volatility data for the Company
A$-US$ FX Spot Rate	0.7827	Closing FX rate on valuation date from the Reserve Bank of Australia historical foreign exchange rate tables
Risk Free Interest Rate	1.24%	Based on the mid-point of the Australian Government issued 5 year and 10 year bonds
Fair value per warrant	A$1.103 US$0.863	Determined using Monte Carlo pricing models with the inputs above
Fair value	$12,968,583	Fair value of 15,027,327 warrants as at issue date

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2022	2021	2020
Cash at bank	60,034	136,430	128,916
Deposits at call	413	451	412
	60,447	136,881	129,328

(in U.S. dollars, in thousands)	As of June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2022	2021	2020
Loss for the period	(91,347)	(98,811)	(77,940)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	4,380	4,264	3,667
Foreign exchange (gains)/losses	536	(1,499)	(302)
Finance costs	16,906	15,936	14,747
Remeasurement of borrowing arrangements	382	(5,225)	(607)
Remeasurement of contingent consideration	(913)	(18,687)	(1,380)
Remeasurement of warrant liabilities	(5,896)	—	-
Equity settled share-based payment	5,536	12,510	7,522
Deferred tax benefit	(235)	(819)	(9,415)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	140	(1,739)	890
Decrease/(increase) in prepayments	1,555	(213)	2,292
Increase/(decrease) in trade creditors and accruals	4,777	(5,061)	3,601
Increase/(decrease) in provisions	(1,603)	(1,405)	(7,500)
Net cash outflows used in operations	(65,782)	(100,749)	(50,418)

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

Significant estimates and judgments

The areas involving significant estimates or judgments are:

•	recognition of revenue (Note 3 and Note 23(e));
•	fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 13);
•	recoverable amount of goodwill and other intangible assets including in-process research and development (Note 6(c));
•	useful life of intangible assets (Note 6(c));
•	recognition of deferred tax assets and deferred tax liabilities (Note 4);
•	fair value of share-based payments (Note 17);
•	remeasurement of borrowings due to change in estimated cash flows (Note 5(f));
•	recognition of pre-launch inventory costs (Note 23(f)); and
•	fair value of warrant liability (Note 5(g)).

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

The Group does not currently have long-term borrowings at floating rates. Previously, long-term borrowings at floating rates were managed as follows: The facility could be refinanced and/or repaid. Interest rate swaps could be entered into to convert the floating interest rate to a fixed interest rate as required.

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

As of June 30, 2022, the Group held 97% of its cash in USD, and 3% in AUD. As of June 30, 2021 the Group held 89% of its cash in USD, and 11% in AUD.

The balances held at the end of the year that give rise to currency risk exposure are presented in USD in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2022 and June 30, 2021 would have had on the Group’s reported net profits/(losses) and/or equity balance. The bank balances held at the end of the year that are presented in the following table give rise to currency risk exposure as they are not in the functional currency of the entity in which it is held.

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2022	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts – USD	USD 93	$19	$(19)
Bank accounts – CHF	CHF 55	$12	$(12)
Bank accounts – SGD	SGD 140	$20	$(20)
Bank accounts – EUR	EUR 289	$60	$(60)
Trade and other receivables - SGD	SGD 205	$30	$(30)
Trade and other receivables - CHF	CHF 6	$1	$(1)
Trade and other receivables - EUR	EUR 153	$32	$(32)
Trade payables and accruals - USD	(USD 274)	$(55)	$55
Trade payables and accruals - AUD	(AUD 752)	$(104)	$104
Trade payables and accruals - SGD	(SGD 429)	$(62)	$62
Trade payables and accruals - GBP	(GBP 50)	$(12)	$12
Trade payables and accruals - EUR	EUR (42)	$(9)	$9
Trade payables and accruals - CHF	(CHF 36)	$(7)	$7
Provisions – USD	(USD 1,750)	$(350)	$350
Provisions – SGD	(SGD 62)	$(9)	$9
		$(434)	$434

		+20%	-20%
(in U.S. dollars, in thousands) As of June 30, 2021	Foreign currency balance held	Profit/(Loss) USD	Profit/(Loss) USD
Bank accounts – USD	USD 2	$0	$(0)
Bank accounts – CHF	CHF 68	$15	$(15)
Bank accounts – SGD	SGD 33	$5	$(5)
Bank accounts – EUR	EUR 147	$35	$(35)
Trade and other receivables - SGD	SGD 369	$55	$(55)
Trade and other receivables - CHF	CHF 5	$1	$(1)
Trade and other receivables - EUR	EUR 136	$32	$(32)
Trade payables and accruals - USD	(USD 1,792)	$(358)	$358
Trade payables and accruals - AUD	(AUD 392)	$(59)	$59
Trade payables and accruals - SGD	(SGD 356)	$(53)	$53
Trade payables and accruals - GBP	(GBP 47)	$(13)	$13
Trade payables and accruals - EUR	EUR (53)	$(13)	$13
Trade payables and accruals - CHF	(CHF 53)	$(12)	$12
Provisions – USD	(USD 1,750)	$(350)	$350
Provisions – SGD	(SGD 94)	$(14)	$14
		$(729)	$729

(ii) Cash flow and interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with a floating interest rate, which exposes the Group to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. The Group can repay its loan facility at its discretion and can also refinance if the terms are suitable in the marketplace or from the existing lender. In November 2021, the Group refinanced its variable interest rate loan with a fixed rate loan thereby eliminating its current exposure to interest rate risk on long-term borrowings. As at June 30, 2022, the Group does not hold any floating interest rate borrowings.

The exposure of the Group’s borrowing to interest rate changes are as follows:

	As of		As of
	Jun 30, 2022		June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Variable rate borrowings – Hercules	—	0%	52,864	55%
Non-current borrowings
Variable rate borrowings – Hercules	—	0%	—	0%
	—	0%	52,864	55%

An analysis by maturities is provided in Note 10(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2022 and June 30, 2021. The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	Jun 30, 2022			June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Borrowings – USD	0.00%	0.00%	0(1)	9.70%	9.70%	52,864(1)
Rate increase by 5%	0.00%	0.00%	-	10.19%	10.19%	243
Rate decrease by 5%	0.00%	0.00%	-	9.22%	9.22%	(243)

(1)

Effect on profit/loss of interest rate changes is based on the loan principal amount of nil as of June 30, 2022, and loan principal amount of $50.0 million as of June 30, 2021. In November 2021, proceeds provided by Oaktree were used to repay the outstanding balance with Hercules.

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

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2022 and June 30, 2021. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of					As of
	Jun 30, 2022					June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Low		High		USD	Low		High		USD
Funds invested – USD	0.00	%(1)	0.00	%(1)	49,383	0.00	%(1)	0.00	%(1)	107,564
Rate increase by 10%	0.03	%(1)	0.03	%(1)	15	0.03	%(1)	0.03	%(1)	32
Rate decrease by 10%	0.03	%(1)	0.03	%(1)	(15)	0.03	%(1)	0.03	%(1)	(32)

AUD	Low		High		AUD	Low		High		AUD
Funds invested – AUD	1.50%		1.50%		600	0.24%		0.24%		600
Rate increase by 10%	1.65%		1.65%		1	0.26%		0.26%		0
Rate decrease by 10%	1.35%		1.35%		(1)	0.22%		0.22%		(0)

(1)

The interest rate reduced to 0% during the period ended June 30, 2021 and has remained at 0% for the period ended June 30, 2022. The sensitivity assumes the interest rate to increase or decrease by 0.03%, which is consistent with prior periods.

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

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	Jun 30, 2022		June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Total	% of total loans	Total	% of total loans
Financial liabilities
Current borrowings
Borrowings – NovaQuest	372	0%	336	0%
Non-current borrowings
Borrowings – NovaQuest	47,898	50%	41,045	45%
	48,270	50%	41,381	45%

As at June 30, 2022, all other factors held constant, a 20% increase in the forecast net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $0.2 million, whereas a 20% decrease in the net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $0.2 million.

The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2022, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(g)(iv).

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	413	451
Cash at bank (Note 5(a)) - minimum A rated	60,033	136,430
Trade and other receivables
Receivable from other parties (non-rated)	2,382	2,122
Receivable from the Australian Government (Income Tax)	5	—
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from minimum A rated bank deposits (interest)	254	257
Receivable from the Australian Government (Goods and Services Tax)	102	388
Receivable from the United States Government (Income Tax)	20	3
Receivable from the Swiss Government (Value-Added Tax)	105	—
Receivable from the United States Government (U.S. tax credits)	2	—
Other non-current assets
Receivable from the United States Government (U.S. tax credits)	1,473	1,473

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2022 and June 30, 2021 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of June 30, 2022, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and removing probability adjustments as applicable for contingent consideration, and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(5,628)	(12,575)	(157,009)	—	(175,212)	(96,634)
Trade payables	(23,079)	—	—	—	(23,079)	(23,079)
Lease liabilities	(3,682)	(4,824)	(2,714)	—	(11,220)	(10,271)
Contingent consideration(3)	(1,179)	(2,130)	(6,795)	—	(10,104)	(5,457)
	(33,568)	(19,529)	(166,518)	—	(219,615)	(135,441)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2022 without taking into account drawdowns of further tranches.
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

12. Interests in other entities

The Group’s subsidiaries as of June 30, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated on November 15, 2018 in the Cayman Islands however operates in Hong Kong.

	Country of	Class of
	incorporation	shares	Equity holding
			As of June 30,
			2022	2021
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
Mesoblast International (UK) Ltd	United Kingdom	Ordinary	—	100
BeiCell Ltd	Cayman Islands	Ordinary	100	100

13. Contingent assets and liabilities

a.	Contingent assets

The Group did not have any contingent assets outstanding as of June 30, 2022 and June 30, 2021.

b.	Contingent liabilities

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

(ii) Other contingent liabilities

The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2022, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.

14. Commitments

a.	Capital commitments

The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2022 and June 30, 2021.

b.	Purchase commitments

In December 2019, the Group commenced production under its manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2022, the agreement contains a minimum remaining financial commitment of the non-lease component of $12.2 million, payable until June 2024. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2022, the lease component is $4.1 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c).

The group have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2022, the Group had $9.4 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

The Group did not have any other purchase commitments as of June 30, 2022.

15. Events occurring after the reporting period

In August 2022, the Group completed a US$45.0 million (A$65.0 million) financing in a global private placement predominately to major shareholders of the Company. The proceeds from the placement will facilitate activities for launch and commercialization for remestemcel-L, in the treatment of children with SR-aGVHD for which we seek FDA approval under a planned resubmission of our Biologics License Application (“BLA”); and commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease. On August 11, 2022, proceeds of $42.6 million were received and recognized in cash and cash equivalents.

There were no other events that have occurred after June 30, 2022 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions

a.	Parent entity

The parent entity within the Group is Mesoblast Limited.

b.	Subsidiaries

Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.

c.	Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below

	Year Ended June 30,
(in U.S. dollars)	2022	2021
Short-term employee benefits	2,294,897	2,401,749
Long-term employee benefits	12,206	12,646
Post-employment benefits	31,346	36,444
Share based payments	391,592	1,469,698
	2,730,041	3,920,537

d.	Transactions with other related parties

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

Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2022, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

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

a.	Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22	AUD 4.20	1,753,334	—	—	(1,753,334)		—	—
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	(75,000)		—	—
34	27-Apr-16	06-Mar-23	AUD 2.80	1,858,979	—	—	(180,000)		1,678,979	1,678,979
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35a	08-Jul-20	08-Jul-23	AUD 2.86	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.31	623,000	—	(50,000)	(40,000)		533,000	533,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	1,950,730	—	—	—		1,950,730	1,809,064
38	16-Sep-17	15-Sep-24	AUD 1.54	50,000	—	—	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,090,000	—	—	(115,000)		975,000	975,000
39a	13-Oct-17	12-Oct-24	AUD 1.76	902,425	—	—	—		902,425	902,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	200,000
43	18-Jul-18	17-Jul-25	AUD 1.87	4,201,666	—	(20,000)	(388,334)		3,793,332	3,793,332
43b	18-Jul-18	17-Jul-25	AUD 1.87	350,000	—	—	—		350,000	350,000
44	15-Jul-18	14-Jul-25	AUD 1.72	150,000	—	—	(150,000)		—	—
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	590,000
46	19-Jan-19	18-Jan-26	AUD 1.45	3,333	—	—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	300,000	—	—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	AUD 1.62	3,638,671	—	(113,334)	(277,999)		3,098,670	1,940,654
49	20-Jul-19	19-Jul-26	AUD 1.62		—		(148,668)	*
49a	20-Jul-19	19-Jul-26	AUD 1.47	3,999,998	—	—	(333,334)		3,499,998	1,316,665
49a	20-Jul-19	19-Jul-26	AUD 1.47		—		(166,666)	*
49b	20-Jul-19	19-Jul-26	AUD 1.47	1,346,667	—	—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	AUD 1.47	538,667	—	—	—		538,667	359,112
50	20-Jul-19	19-Jul-26	AUD 1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	150,000	—	—	(150,000)	*	—	—
52	29-Aug-19	28-Aug-26	AUD 1.62	400,000	—	—	—		400,000	266,666
53	29-Aug-19	28-Aug-26	AUD 1.47	800,000	—	—	—		800,000	533,334
54	25-Nov-19	24-Nov-26	AUD 1.98	295,000	—	—	(25,000)		153,334	146,668
54	25-Nov-19	24-Nov-26	AUD 1.98		—		(116,666)	*
55	29-May-19	28-May-26	AUD 1.48	350,000	—	—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	200,000	—	—	—		200,000	133,332
57	25-Nov-19	24-Nov-26	AUD 1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	AUD 1.98	450,000	—	—	—		450,000	300,000
59	24-Jan-20	23-Jan-27	AUD 3.38	10,000	—	—	—		10,000	10,000
61	17-Apr-20	16-Apr-27	AUD 2.51	50,000	—	—	(16,666)		—	—
61	17-Apr-20	16-Apr-27	AUD 2.51		—		(33,334)	*
63	18-May-20	17-May-27	AUD 4.02	1,200,000	—	—	—		1,200,000	800,000
63a	18-May-20	17-May-27	AUD 3.65	2,400,000	—	—	—		2,400,000	400,000
64	16-Jul-20	15-Jul-27	AUD 3.75	4,280,000	—	—	(225,003)		3,498,333	1,201,676
64	16-Jul-20	15-Jul-27	AUD 3.75				(556,664)	*
64a	16-Jul-20	15-Jul-27	AUD 3.41	3,050,000	—	—	(350,000)	*	2,700,000	133,334
64b	16-Jul-20	15-Jul-27	AUD 3.41	325,000	—	—	(325,000)	*	—	—
64c	16-Jul-20	15-Jul-27	AUD 3.41	350,000	—	—	—		350,000	—
64d	16-Jul-20	15-Jul-27	AUD 3.41	300,000	—	—	—		300,000	—

64e	16-Jul-20	15-Jul-27	AUD 3.41	1,200,000	—	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	AUD 5.76	5,000	—	—	—		5,000	1,667
66	11-Sep-20	10-Sep-27	AUD 4.78	200,000	—	—	—		200,000	100,000
67	08-Oct-20	07-Oct-27	AUD 3.84	200,000	—	—	(66,667)		—	—
67	08-Oct-20	07-Oct-27	AUD 3.84		—		(133,333)	*
68	20-Nov-20	19-Nov-27	AUD 3.60	200,000	—	—	—		200,000	66,666
69	20-Nov-20	19-Nov-27	AUD 3.60	100,000	—	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	AUD 2.67	250,000	—	—	—		250,000	—
72	15-Apr-21	14-Apr-28	AUD 2.28	—	200,000	—	—		200,000	66,667
73	30-Jun-21	30-Aug-21	AUD 0.00	45,746	—	(45,746)	—		—	—
74	08-Sep-21	07-Sep-28	AUD 1.77	—	3,973,000	—	(550,000)	*	3,423,000	—
74a	08-Sep-21	07-Sep-28	AUD 1.77	—	4,150,000	—	—		4,150,000	—
74b	08-Sep-21	07-Sep-28	AUD 1.77	—	1,550,000	—	—		1,550,000	—
74c	08-Sep-21	07-Sep-28	AUD 1.77	—	650,000	—	—		650,000	—
75	23-Dec-21	22-Dec-28	AUD 1.42	—	200,000	—	—		200,000	—
June 30, 2022				45,333,216	10,723,000	(229,080)	(6,176,668)		49,650,468	23,084,908
Weighted average share purchase price				AUD 2.42	AUD 1.77	AUD 1.25	AUD 2.99		AUD 2.21	AUD 2.06

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22	USD 4.200	2,268,334	—	(515,000)	—		1,753,334	1,753,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	2,638,334	—	(769,355)	(10,000)		1,858,979	1,858,979
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	(116,666)	(83,334)		—	—
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	30-Jun-22(2)	AUD 2.20	900,000	—	(900,000)	—		—	—
35a	08-Jul-20	08-Jul-23	AUD 2.86	—	1,500,000	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	AUD 1.31	923,000	—	(300,000)	—		623,000	623,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	2,519,064	—	(426,668)	(141,666)	*	1,950,730	1,809,064
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	(300,000)	—		—	—
37	28-Jun-17	27-Jun-24	AUD 2.23	150,000	—	(150,000)	—		—	—
38	16-Sep-17	15-Sep-24	AUD 1.54	66,666	—	(16,666)	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,655,000	—	(565,000)	—		1,090,000	1,090,000
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,302,425	—	(400,000)	—		902,425	902,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	133,334
43	18-Jul-18	17-Jul-25	AUD 1.87	5,398,334	—	(944,998)	(251,670)	*	4,201,666	2,526,653
43b	18-Jul-18	17-Jul-25	AUD 1.87	350,000	—	—	—		350,000	233,334
44	15-Jul-18	14-Jul-25	AUD 1.72	300,000	—	(150,000)	—		150,000	50,000
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	393,332
46	19-Jan-19	18-Jan-26	AUD 1.45	5,000	—	(1,667)	—		3,333	1,667
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	300,000	—	—	—		300,000	200,000
49	20-Jul-19	19-Jul-26	AUD 1.62	4,690,000	—	(523,661)	(6,666)		3,638,671	1,030,310
49	20-Jul-19	19-Jul-26	AUD 1.62		—		(521,002)	*
49a	20-Jul-19	19-Jul-26	AUD 1.47	5,500,000	—	(800,002)	(700,000)	*	3,999,998	400,001
49b	20-Jul-19	19-Jul-26	AUD 1.47	1,346,667	—	—	—		1,346,667	448,889
49c	20-Jul-19	19-Jul-26	AUD 1.47	538,667	—	—	—		538,667	179,556
50	20-Jul-19	19-Jul-26	AUD 1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	150,000	—	—	—		150,000	—
52	29-Aug-19	28-Aug-26	AUD 1.62	400,000	—	—	—		400,000	133,333
53	29-Aug-19	28-Aug-26	AUD 1.47	800,000	—	—	—		800,000	266,667
54	25-Nov-19	24-Nov-26	AUD 1.98	845,000	—	(98,334)	(11,667)		295,000	98,334
54	25-Nov-19	24-Nov-26	AUD 1.98		—		(439,999)	*
55	29-May-19	28-May-26	AUD 1.48	450,000	—	(100,000)	—		350,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	200,000	—	—	—		200,000	66,666
57	25-Nov-19	24-Nov-26	AUD 1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	AUD 1.98	450,000	—	—	—		450,000	150,000
59	24-Jan-20	23-Jan-27	AUD 3.38	—	65,000	—	(55,000)	*	10,000	3,333
60	17-Apr-20	16-Apr-27	AUD 2.51	—	57,660	—	(57,660)	*	—	—
61	17-Apr-20	16-Apr-27	AUD 2.51	—	250,000	—	(200,000)	*	50,000	16,666
63	18-May-20	17-May-27	AUD 4.02	—	1,200,000	—	—		1,200,000	400,000
63a	18-May-20	17-May-27	AUD 3.65	—	2,400,000	—	—		2,400,000	—
64	16-Jul-20	15-Jul-27	AUD 3.75	—	5,970,000	—	(1,690,000)	*	4,280,000	—
64a	16-Jul-20	15-Jul-27	AUD 3.41	—	3,400,000	—	(350,000)	*	3,050,000	—
64b	16-Jul-20	15-Jul-27	AUD 3.41	—	325,000	—	—		325,000	—

64c	16-Jul-20	15-Jul-27	AUD 3.41	—	350,000	—	—		350,000	—
64d	16-Jul-20	15-Jul-27	AUD 3.41	—	300,000	—	—		300,000	—
64e	16-Jul-20	15-Jul-27	AUD 3.41	—	1,200,000	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	AUD 5.76	—	140,000	—	(135,000)	*	5,000	—
66	11-Sep-20	10-Sep-27	AUD 4.78	—	200,000	—	—		200,000	—
67	08-Oct-20	07-Oct-27	AUD 3.84	—	240,000	—	(40,000)	*	200,000	—
68	20-Nov-20	19-Nov-27	AUD 3.60	—	200,000	—	—		200,000	—
69	20-Nov-20	19-Nov-27	AUD 3.60	—	100,000	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	AUD 2.67	—	250,000	—	—		250,000	—
73	30-Jun-21	30-Aug-21	AUD 0.00	—	45,746	—	—		45,746	45,746
June 30, 2021				38,911,491	18,193,406	(7,078,017)	(4,693,664)		45,333,216	18,389,623
Weighted average share purchase price				AUD 1.86	AUD 3.56	AUD 2.06	AUD 2.76		AUD 2.42	AUD 2.15

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)

Based on the amended terms, the incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, will expire thirty six months after the effective date, July 1, 2019.

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
INC	07-Dec-10	26-Oct-19	USD 0.340	319,892	—	(319,892)	—		—	—
25b	12-Dec-14	31-Oct-19	USD 4.490	50,000	—	—	(50,000)		—	—
28/LF13	09-Oct-14	08-Oct-19	AUD 4.52	75,000	—	—	(75,000)		—	—
29	25-Nov-14	24-Nov-19	AUD 4.00	240,000	—	—	(240,000)		—	—
LF14	06-Jan-15	16-Dec-19	AUD 4.66	150,000	—	—	(150,000)		—	—
31b	12-May-15	16-Feb-20	AUD 4.28	200,000	—	—	(200,000)		—	—
32	10-Jul-15	30-Jun-22	AUD 4.20	2,308,334	—	—	(40,000)		2,268,334	2,268,334
33	26-Aug-15	16-Aug-22	AUD 4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	06-Mar-23	AUD 2.80	3,193,334	—	(475,000)	(70,000)		2,638,334	2,638,334
34	27-Apr-16	06-Mar-23	AUD 2.80				(10,000)	*
34a	27-Apr-16	17-Apr-23	AUD 2.74	200,000	—	—	—		200,000	200,000
34b	31-Oct-16	06-Mar-23	AUD 2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	18-Jan-21	AUD 2.20	1,500,000	—	(600,000)	—		900,000	900,000
36	06-Dec-16	05-Dec-23	AUD 1.31	1,670,000	—	(720,334)	(26,666)		923,000	923,000
36a	06-Dec-16	05-Dec-23	AUD 1.19	4,188,000	—	(1,527,270)	(141,666)		2,519,064	2,023,232
36b	13-Jan-17	12-Jan-24	AUD 1.65	300,000	—	—	—		300,000	300,000
37	28-Jun-17	27-Jun-24	AUD 2.23	150,000	—	—	—		150,000	150,000
38	16-Sep-17	15-Sep-24	AUD 1.54	100,000	—	(33,334)	—		66,666	33,334
38a	16-Sep-17	15-Sep-24	AUD 1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	AUD 1.94	1,978,333	—	(310,000)	(13,333)		1,655,000	999,994
39a	13-Oct-17	12-Oct-24	AUD 1.76	1,900,000	—	(297,575)	(300,000)		1,302,425	1,302,425
40	24-Nov-17	23-Nov-24	AUD 1.41	750,000	—	—	—		750,000	500,000
40a	24-Nov-17	23-Nov-24	AUD 1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	AUD 1.52	200,000	—	—	—		200,000	133,334
42	11-Jul-18	10-Jul-25	AUD 1.56	200,000	—	—	—		200,000	66,667
43	18-Jul-18	17-Jul-25	AUD 1.87	5,845,000	—	(389,999)	(9,999)		5,398,334	1,544,992
43	18-Jul-18	17-Jul-25	AUD 1.87				(46,668)	*
43b	18-Jul-18	17-Jul-25	AUD 1.87	—	350,000	—	—		350,000	116,667
44	15-Jul-18	14-Jul-25	AUD 1.72	300,000	—	—	—		300,000	100,000
45	30-Nov-18	29-Nov-25	AUD 1.33	590,000	—	—	—		590,000	196,666
46	19-Jan-19	18-Jan-26	AUD 1.45	5,000	—	—	—		5,000	1,667
47	19-Jan-19	18-Jan-26	AUD 1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	AUD 1.48	—	300,000	—	—		300,000	100,000
49	20-Jul-19	19-Jul-26	AUD 1.62	—	4,810,000	—	(120,000)	*	4,690,000	—
49a	20-Jul-19	19-Jul-26	AUD 1.47	—	5,500,000	—	—		5,500,000	—
49b	20-Jul-19	19-Jul-26	AUD 1.47	—	1,346,667	—	—		1,346,667	—
49c	20-Jul-19	19-Jul-26	AUD 1.47	—	538,667	—	—		538,667	—
50	20-Jul-19	19-Jul-26	AUD 1.47	—	700,000	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	AUD 1.47	—	400,000	—	—		400,000	—
51	29-Aug-19	28-Aug-26	AUD 1.47	—	300,000	(150,000)	—		150,000	—
52	29-Aug-19	28-Aug-26	AUD 1.62	—	400,000	—	—		400,000	—
53	29-Aug-19	28-Aug-26	AUD 1.47	—	800,000	—	—		800,000	—
54	25-Nov-19	24-Nov-26	AUD 1.98	—	845,000	—	—		845,000	—
55	29-May-19	28-May-26	AUD 1.48	—	450,000	—	—		450,000	300,000
56	18-Nov-19	17-Nov-26	AUD 1.83	—	200,000	—	—		200,000	—
57	25-Nov-19	24-Nov-26	AUD 1.80	—	100,000	—	—		100,000	—
58	25-Nov-19	24-Nov-26	AUD 1.98	—	450,000	—	—		450,000	—
June 30, 2020				27,737,893	17,490,334	(4,823,404)	(1,493,332)		38,911,491	15,373,646
Weighted average share purchase price				AUD 2.06	AUD 1.57	AUD 1.60	AUD 2.80		AUD 1.86	AUD 2.25

(1)	The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2022, 2021 and 2020 were AUD 1.82, AUD 4.42 and AUD 3.47 respectively. The weighted average remaining contractual life of share options and loan funded shares outstanding as of June 30, 2022, 2021 and 2020 were 4.16 years, 4.49 years and 4.79 years, respectively.

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

49a, 49b, 50, 50a, 53, 64b, 64c, 64d, 64e, 71, 74a, 74b, 74c

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

51 & 75

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

Modifications to share-based payment arrangements

There were no modifications made to share-based payment arrangements during the years ended June 30, 2022, June 30, 2021, and June 30, 2020.

c.	Fair values of share based payments

The weighted average fair value of share options granted during the years ended June 30, 2022, 2021 and 2020 were AUD 0.56, AUD 1.42 and AUD 1.07, respectively.

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

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and granted during the year ended June 30, 2022 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
72	05-May-21	2.28	1.94	66.62%	6.3 yrs	0%	0.69%
74	10-Nov-21	1.95	1.69	65.85%	6.2 yrs	0%	1.31%
74a	30-Jun-22	1.77	0.65	65.55%	5.6 yrs	0%	3.36%
74b	30-Jun-22	1.77	0.65	65.55%	5.6 yrs	0%	3.36%
74c	15-Feb-22	1.77	1.16	65.89%	5.9 yrs	0%	1.91%
75	17-Mar-22	1.42	1.21	65.98%	6.1 yrs	0%	2.18%

(1)

Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.

(2)	Expected life after factoring likely early exercise.

The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2022 was AUD 0.61.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2021 are as follows:

Series	Valuation date(1)	Exercise price per share AUD	Share price at acceptance date AUD	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
61	28-Jul-20	2.51	3.60	60.95%	6.1 yrs	0%	0.44%
63	08-Apr-21	4.02	2.21	66.74%	5.5 yrs	0%	0.65%
63a	05-Jul-21	3.65	2.03	66.45%	5.3 yrs	0%	0.72%
64	28-Jul-20	3.75	3.60	60.95%	6.3 yrs	0%	0.44%
64a	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
64b	30-Jun-21	3.41	2.09	66.48%	5.5 yrs	0%	0.77%
64c	25-Nov-20	3.41	4.12	65.36%	6.0 yrs	0%	0.30%
64d	30-Jun-22	3.41	0.65	65.55%	4.6 yrs	0%	3.36%
64e	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
65	25-Sep-20	5.76	5.02	63.16%	6.3 yrs	0%	0.34%
66	16-Oct-20	4.78	3.24	65.17%	6.3 yrs	0%	0.27%
67	10-Nov-20	3.84	3.22	65.06%	6.3 yrs	0%	0.30%
68	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
69	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
71	29-Mar-21	2.67	2.35	66.81%	6.2 yrs	0%	0.66%
73	30-Jun-21	0.00	2.09	66.48%	0.2 yrs	0%	0.77%

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

18. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2022	2021	2020
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	745,021	747,783	713,461
Other audit services(1)	67,238	91,750	14,097
Total remuneration of PricewaterhouseCoopers Australia	812,259	839,533	727,558

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	133,309	130,450	108,262
Total remuneration of Network firms of PricewaterhouseCoopers Australia	133,309	130,450	108,262
Total auditors' remuneration(2)	945,568	969,983	835,820

(1)	Other audit services relates to services performed in connection with the filing of registration statements on the Form S-8 and F-3.
(2)	All services provided are considered audit fees for the purpose of SEC classification.

19. Losses per share

	Years Ended June 30,
	2022	2021	2020
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(14.08)	(16.33)	(14.74)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(14.08)	(16.33)	(14.74)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(14.08)	(16.33)	(14.74)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(14.08)	(16.33)	(14.74)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(91,347)	(98,811)	(77,940)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(91,347)	(98,811)	(77,940)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(91,347)	(98,811)	(77,940)

	2022 Number	2021 Number	2020 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	648,899,589	605,064,036	528,821,630
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	648,899,589	605,064,036	528,821,630

Options granted to employees and warrants (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares in the years ended June 30, 2022, 2021 and 2020. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2022, 2021 and 2020.

20. Parent entity financial information

a.	Summary financial information

The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Balance Sheet
Current Assets	4,948	21,135
Total Assets	853,380	943,030

Current Liabilities	7,025	9,136
Total Liabilities	13,227	13,904

Shareholders' Equity
Issued Capital	1,165,323	1,163,165
Reserves
Foreign Currency Translation Reserve	(227,441)	(150,306)
Share Options Reserve	82,619	77,310
Warrant Reserve	12,969	12,969
(Accumulated losses)/retained earnings	(193,317)	(174,012)
	840,153	929,126

Loss for the period	(19,305)	(27,436)
Total comprehensive loss for the period	(19,305)	(27,436)
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

22. Legal proceedings

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company’s insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and final approval on August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the law firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the Australian class actions relate to the Complete Response Letter released by the FDA; they also, unlike the U.S. action, relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares in December 2020. The Australian class actions have been assigned to Justice Beach, who has set a hearing date of October 25, 2022 to rule on whether to consolidate the Australian class actions into one lawsuit. Justice Beach has ordered that the Company need not file a defense until further order. The Company will continue to vigorously defend against both proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuits, particularly as they are at an early stage, nor how long it may take to resolve such lawsuits. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

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

a.Change in accounting policies

There were no new accounting policies adopted by the Group in the year ended June 30, 2022.  In the year ended June 30, 2022, the Group changed its accounting policy to enhance the relevance and reliability of the Statement of Cash Flows by changing the accounting policy relating to the classification of the Interest and other costs of finance paid, previously classified within the operating activities of the Statement of Cash Flows. See Note 1(v) for further details.

b.	Principles of consolidation
i.	Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2022 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

Revenue from contracts with customers is measured and recognized in accordance with the five step model prescribed by IFRS 15 Revenue from Contracts with Customers.

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

Revenues from contracts with customers comprise commercialization and milestone revenue. The Group also have revenue from interest revenue.

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

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2022. The performance obligation for the $2.5 million was previously satisfied under the original agreement, however under the amended agreement with Grünenthal it is subject to repayment to Grünenthal. Revenue will be recognized when the clinical trial has recruited the required amount of European patients, as the $2.5 million will no longer be subject to repayment to Grünenthal. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the years ended June 30, 2022 and 2021.

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

The Group received a $20.0 million upfront technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group recognized $10.0 million from this $20.0 million upfront technology fee in milestone revenue at closing in October 2018 and the remaining $10.0 million was recognized in milestone revenue in February 2020. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

For the years ended June 30, 2022 and 2021, no revenue was recognized in relation to this strategic alliance with Tasly.

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

In the years ended June 30, 2022 and 2021, the Group earned $0.3 million and $0.2 million, respectively, of royalty income on sales of Alofisel® in Europe by our licensee Takeda .

The Group recognized $1.2 million in milestone revenue in the year ended June 30, 2022 in relation to our patent license agreement with Takeda entered into in December 2017. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the year ended June 30, 2021.

JCR arrangement

In October 2013, the Group acquired all of the culture-expanded, MSC-based assets from Osiris. These assets included assumption of a collaboration agreement with JCR, a research and development oriented pharmaceutical company in Japan. Revenue recognized under this agreement is limited to the amount of cash received or for which the Group is entitled, as JCR has the right to terminate the agreement at any time.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group are entitled to a double-digit profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. The Group will receive royalties on TEMCELL product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. The Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognizes royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the year ended, June 30, 2022 the Group recognized $8.7 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $7.2 million for the year ended June 30, 2021. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.

(ii)	Interest revenue

Interest revenue is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(iii)	Research and development tax incentive

The Group’s research and development activities can potentially be eligible under an Australian government tax incentive. Management assesses these activities and expenditure to determine which are likely to be eligible under the incentive scheme. At each period end management estimates and recognizes the refundable tax offset available to the Group based on available information at the time.

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets.

The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. The research and development tax incentive credit is available for the Group’s research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. In October 2020, the Australian Government introduced new legislation for the refundable tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. Per the new legislation, for the year ended June 30, 2022 the refundable tax offset for companies with an aggregated turnover of A$20.0 million or more is the Company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the refundable research and development tax offset is 48.5% for the year ended June 30, 2022. For the year ended June 30, 2021, a refundable tax offset was only available to eligible companies with an annual aggregate turnover of less than A$20.0 million and the rate of the refundable tax offset was 43.5%.

 In the years ended June 30, 2022 and 2021, the Group was eligible for the refundable tax offset for the research and development tax incentive and management is currently assessing if the Group’s activities were eligible under the incentive scheme and therefore have not applied for a tax offset. Consequently, no income was recognized from the Research and Development Tax Incentive program for the years ended June 30, 2022 and 2021.

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

When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Manufacturing Commercialization expenses. When the high probability threshold is met, the provision will be reversed through Manufacturing Commercialization expenses. As of June 30, 2022 and June 30, 2021, there was $28.9 million and $21.9 million of pre-launch inventory recognized on the balance sheet that was fully provided for, respectively. For the years ended June 30, 2022, 2021 and 2020, $7.0 million, $13.1 million and $8.8 million  of pre-launch inventory costs have been recognized within Manufacturing Commercialization expenses in relation to the provision against the carrying value of pre-launch inventory, respectively. For the years ended June 30, 2022 and 2021, $0.5 million and $0.5 million of pre-launch inventory costs were provided for as obsolete stock and these costs have been recognized within Manufacturing Commercialization expenses during the period, respectively.
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

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. As at June 30, 2022 and 2021, the Group did not have any derivative instruments that qualified for hedge accounting.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period

Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)

In November 2021, the Group’s senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. The Group drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to the Group achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.

On November 19, 2021, Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants.

In the year ended June 30, 2022, the Group recognized a gain of $0.1 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the years ended June 30, 2021 and 2020.

Hercules

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. The Group drew the first tranche of $60.0 million on closing, with $55.5 million of proceeds being used to repay the outstanding balance with Hercules. Prior to extinguishing the loan with Hercules, the Group had amended the terms of the loan and security agreement to extend the interest-only period to January 2022 and therefore the Group had not commenced principal repayments.

Interest on the loan was payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. At June 30, 2019, in line with increases in the U.S prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, 2019, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remained at 9.70% in line with the terms of the loan agreement. June 30, 2022

In the year ended June 30, 2022, the Group recognized a loss of $0.9 million  in the Income Statement as remeasurement of borrowing arrangements within finance costs. $1.3 million of this loss relates to prepaying the Group’s outstanding balance and extinguishing the loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2021, the Group recognized a gain of $0.4 million in the Income Statement as remeasurement of borrowing arrangements within finance costs.

NovaQuest

On June 29, 2018, the Group entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026. All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the annual payment cap, the Group will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

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

In the years ended June 30, 2022 and 2021, the Group recognized a gain of $0.5 million and $4.8 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.

The Group recognizes a liability as current based on repayments linked to estimates of sales of remestemcel-L. However, if sales of remestemcel-L are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s fixed rate loan with the senior creditor, Oaktree. The Group have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

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

Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Income Statement when incurred. There were no variable lease payments that were expensed in the Income Statement for the year ended June 30, 2022. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.

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
w.	Warrants

Warrants reserve is measured as described in Note 7(b). For details on warrant liability, see Note 5(g)(vi).

x.	Contributed equity

Ordinary shares are classified as equity.

Transaction costs arising on the issue of equity instruments are recognized separately in equity. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.
y.	Loss per share
(i)	Basic losses per share

Basic losses per share is calculated by dividing:

•	the loss attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares;
•	by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year.
(ii)	Diluted losses per share

Diluted losses per share adjusts the figures used in the determination of basic earnings per share to take into account

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
•	the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
z.	Goods and services tax (“GST”)

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
aa.	Rounding of amounts

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages 152 to 217 are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2022 and of its performance for the fiscal year ended on that date, and
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

Melbourne, August 31, 2022

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

4.27✓

Amendment to Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH dated June 30, 2021 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.28✓

Fifth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated January 28, 2021 (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.29✓

Sixth Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated May 26, 2021 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.30✓

Seventh Amendment to Loan and Security Agreement by and among Mesoblast Limited, Mesoblast UK Limited, Mesoblast International (UK) Limited, Mesoblast, Inc., Mesoblast International Sarl and Hercules Capital, Inc., dated August 19, 2021 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.31	Form of Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).
4.32*✓	Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated November 19, 2021.
4.33*	Form of Warrant to purchase Ordinary Shares.
8.1*	List of Significant Subsidiaries of Mesoblast Limited.
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm.
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2022.
99.2*	Auditor’s independence declaration, dated August 31, 2022.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited
By:	/s/ Joseph R Swedish
Name:	Joseph R Swedish
Title:	Chairman

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer

Dated: August 31, 2022