Form 20-F
period 2023-06-30
MESOBLAST LTD
filed 2023-08-31
CIK 1345099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ______ to ______
Commission file number 001-37626
______________________________
MESOBLAST LIMITED
(Exact name of Registrant as specified in its charter)
______________________________
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
______________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
814,204,825 Ordinary Shares
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Except where the context requires otherwise and for purposes of this Form 20-F only:
•“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
•“Mesoblast,” “we,” “us” or “our” refer to Mesoblast Limited and its subsidiaries.
•“A$” or “Australian dollar” refers to the legal currency of Australia.
•“AIFRS” refers to the Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board, or AASB.
•“CHF” refers to the legal currency of Switzerland.
•“FDA” refers to the United States Food and Drug Administration.
•“GBP” refers to the legal currency of the United Kingdom.
•“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB.
•“S$” or “SGD” or “Singapore dollar” refers to the legal currency of Singapore.
•“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
•“US$” or “U.S. dollars” refers to the legal currency of the United States.
•“U.S.” or “United States” refers to the United States of America.
•“€” or “Euro” refers to the legal currency of the European Union.

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

FORWARD-LOOKING STATEMENTS
This Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” “should”, “may”, “goal,” “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward- looking statements include, but are not limited to, statements about:
•the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;
•our ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials;
•our ability to advance our manufacturing capabilities;
•the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any;
•our ability to take advantage of the potential benefits of the 21st Century Cures Act;
•the impact that any future pandemic could have on business operations;
•the commercialization of our product candidates, if approved;
•regulatory or public perceptions and market acceptance surrounding the use of cell based therapies;
•the potential for our product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths;
•the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•our ability to establish and maintain intellectual property on our product candidates and our ability to successfully defend these in cases of alleged infringement;
•the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•our ability to obtain additional financing;
•estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•our financial performance;
•developments relating to our competitors and our industry;
•the pricing and reimbursement of our product candidates, if approved; and
•other risks and uncertainties, including those listed under the caption “Risk Factors”.
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
We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2023 was $81.9 million. As of June 30, 2023, we have an accumulated deficit of $820.8 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.
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
Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not currently generate revenues from product sales (other than licensing revenue from sales of TEMCELL® HS. Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and royalty revenue from net sales of Alofisel® a registered trademark of TiGenix NV (“TiGenix”), previously known as Cx601, an adipose-derived mesenchymal stromal cell product developed by TiGenix, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”) and approved for marketing in the EU), and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:
•completing research, preclinical and clinical development of our product candidates;
•seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies;
•establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;
•launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing commercial and distribution capabilities necessary to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers, healthcare organizations and government agencies;
•obtaining market acceptance of our product candidates as viable treatment options;
•addressing competing technological and market developments;
•obtaining and sustaining an adequate level of reimbursement from payors;
•identifying and validating new cell therapy product candidates;
•negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, know-how and trademarks;
•attracting, hiring and retaining qualified personnel; and
•implementing additional internal systems and infrastructure, as needed.
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
Our operations have consumed substantial amounts of cash since inception. As of June 30, 2023, our cash and cash equivalents were $71.3 million. We expect to continue to incur significant expenses and increase our cumulative operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:
•continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), remestemcel-L and MPC-300-IV (inflammatory conditions) product candidates;
•seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;

•seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies and identify and apply for regulatory designations to facilitate development and ultimate commercialization of our products;
•establish and maintain collaborations and strategic partnerships with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure and/or external logistics to commercialize any products for which we may obtain marketing approval;
•further develop and implement our proprietary manufacturing processes in both planar technology and our bioreactor programs and expand our manufacturing capabilities and resources for commercial production;
•seek coverage and reimbursement from third-party payors, including government and private payors for future products;
•make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•seek to maintain, protect and expand our intellectual property portfolio;
•seek to attract and retain skilled personnel; and
•develop the compliance and other infrastructure necessary to support product commercialization and distribution.
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
We have continued our focus on maintaining tight control of net cash usage for operating activities, which was $63.3 million for the year ended June 30, 2023. As of June 30, 2023, we held total cash reserves of $71.3 million. We are implementing various cost containment and deferment strategies, including the reprioritization of projects and operational streamlining to manage net operating cash usage. In August 2023, the FDA provided a complete response to our BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with our overall commercial strategy to progress to adult populations, we intend to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. In conjunction with implementing cost containment and deferment strategies, additional inflows from royalty monetization, capital markets, strategic partnerships or product specific financing will be required to meet our projected expenditure consistent with our business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding or partnerships beyond the 12-month period we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.

The terms of our loan facilities with funds associated with Oaktree Capital Management, L.P. (“Oaktree”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.
On November 19, 2021, we entered into a loan agreement and guaranty with Oaktree, for a $90.0 million, five-year senior debt facility. We drew the first tranche of $60.0 million at closing. We will seek to extend our option to draw the additional $30.0 million tranche beyond September 30, 2023, subject to us achieving certain milestones. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Under the terms of our Oaktree agreement the minimum unrestricted cash balance we need to maintain is $35.0 million. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Oaktree or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Oaktree or NovaQuest accelerates the repayment, we may not have sufficient funds to repay our existing debt. If we were unable to repay the owed amounts, Oaktree or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Oaktree, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 67% of our cash and cash equivalents as of June 30, 2023 were denominated in U.S. dollars and 33% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.
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
We may encounter substantial delays in our clinical studies, including as a result of disruptive events beyond our control, including the COVID-19 or any future pandemic.
We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve our expected clinical milestones. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:
•problems which may arise as a result of our transition of research and development programs from licensors or previous sponsors;
•delays in raising, or inability to raise, sufficient capital to fund the planned trials;
•delays by us or our collaborators in reaching a consensus with regulatory agencies on trial design;
•changes in trial design;
•inability to identify, recruit and train suitable clinical investigators;
•inability to add new clinical trial sites;
•delays in reaching agreement on acceptable terms for the performance of the trials with contract research organizations (“CROs”), and clinical trial sites;

•delays in obtaining required Institutional Review Board (“IRB”), approval at each clinical trial site;
•delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials and delays in accruing medical events necessary to complete any events-driven trial;
•imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;
•failure by CROs, other third parties or us or our collaborators to adhere to clinical trial requirements;
•failure to perform in accordance with the FDA’s current Good Clinical Practices (“cGCP”), or applicable regulatory guidelines in other countries;
•delays in testing, validation, manufacturing and delivery of a product candidate to clinical trial sites;
•delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;
•delays caused by clinical trial sites not completing a trial;
•failure to demonstrate adequate efficacy;
•occurrence of serious adverse events in clinical trials that are associated with a product candidates and that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or
•disagreements between us and the FDA or other regulatory agencies regarding a clinical trial design, protocol amendments, or interpreting the data from our clinical trials.
In addition, our ongoing clinical trials may be affected by delays caused by disruptive events outside our control, such as delays in monitoring and data collection as a result of geopolitical instability, significant climate events and the COVID-19 pandemic, including due to prioritization of hospital resources, travel restrictions, and the inability to access sites for patient monitoring. In addition, some patients may be unable to comply with clinical trial protocols if quarantines or stay at home orders impede patient movement or interrupt health services.
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
Patient enrollment and completion of clinical trials are affected by factors including:
•size of the patient population, particularly in orphan diseases;

•severity of the disease under investigation;
•design of the trial protocol;
•eligibility criteria for the particular trial;
•perceived risks and benefits of the product candidate being tested;
•proximity and availability of clinical trial sites for prospective patients;
•availability of competing therapies and clinical trials;
•efforts to facilitate timely enrollment in clinical trials;
•patient referral practices of physicians and level and effectiveness of study site recruitment efforts; and
•ability to monitor patients adequately during and after treatment.
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
We plan to seek initial marketing approval for our product candidates in the United States and in select non-U.S. jurisdictions such as Europe, Japan and Canada. Conducting trials on a multinational basis requires collaboration with foreign medical institutions and healthcare providers. Our ability to successfully initiate, enroll and complete a clinical trial in multiple countries is subject to numerous risks unique to conducting business internationally, including:
•difficulty in establishing or managing relationships with physicians, sites and CROs;
•standards within different jurisdictions for conducting clinical trials and recruiting patients;
•our ability to effectively interface with non-US regulatory authorities;
•our inability to identify or reach acceptable agreements with qualified local consultants, physicians and partners;
•the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatments, and anti-corruption/anti-bribery laws;
•differing genotypes, average body weights and other patient profiles within and across countries from our donor profile may impact the optimal dosing or may otherwise impact the results of our clinical trials; and
•the COVID-19 pandemic limiting our ability to commence and conduct studies, including recruiting patients.
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
Participants in clinical trials of our investigational cell therapy products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation of our product candidates. If any of our product candidates, prior to or after any approval for commercial sale, cause serious adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:
•regulatory authorities may suspend (e.g., through a clinical hold) or terminate clinical trials;
•regulatory authorities may deny regulatory approval of our product candidates;
•regulators may restrict the indications or patient populations for which a product candidate is approved;

•regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a risk evaluation and mitigation strategy (“REMS”), in connection with approval, if any;
•regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS than any product that is approved;
•we may be required to change the way the product is administered or conduct additional clinical trials;
•patient recruitment into our clinical trials may suffer;
•our relationships with our collaborators may suffer;
•we could be required to provide compensation to subjects for their injuries, e.g., if we are sued and found to be liable or if required by the laws of the relevant jurisdiction or by the policies of the clinical site; or
•our reputation may suffer.
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
Our product candidates could fail to receive regulatory approval for many reasons, including the following:
•we may be unable to successfully complete our ongoing and future clinical trials of product candidates;
•we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe, pure, and potent for any or all of a product candidate’s proposed indications;
•we may be unable to demonstrate that a product candidate’s benefits outweigh the risk associated with the product candidate;
•the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;
•the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;
•the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•a decision by the FDA, other regulatory authorities or us to suspend or terminate a clinical trial at any time;
•the data collected from clinical trials of our product candidates may be inconclusive or may not be sufficient to support the submission of a Biologics License Application (“BLA”), or other submission or to obtain regulatory approval in the United States or elsewhere;
•our third party manufacturers of supplies needed for manufacturing product candidates may fail to satisfy FDA or other regulatory requirements and may not pass inspections that may be required by FDA or other regulatory authorities;
•the failure to comply with applicable regulatory requirements following approval of any of our product candidates may result in the refusal by the FDA or similar foreign regulatory agency to approve a pending BLA or supplement to a BLA submitted by us for other indications or new product candidates; and
•the approval policies or regulations of the FDA or other regulatory authorities outside of the United States may significantly change in a manner rendering our clinical data insufficient for approval.

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
On December 21, 2017, the FDA granted RMAT designation for our novel MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices. The FDA granted RMAT designation for our novel MPC therapy in the treatment of chronic lower back pain due to degenerative disc disease. While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated or full approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.
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
Any failure to comply with ongoing regulatory requirements, as well as post-approval discovery of previously unknown problems, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, may significantly and adversely affect our ability to generate revenue from our product candidates, and may result in, among other things:
•restrictions on the marketing or manufacturing of the product candidates, withdrawal of the product candidates from the market, or voluntary or mandatory product recalls;
•suspension or withdrawal of regulatory approval;
•costly regulatory inspections;

•fines, warning letters, or holds on clinical trials;
•refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators, or suspension or revocation of BLAs;
•restrictions on our operations;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties by FDA or other regulatory bodies.
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
Our BLA submission for pediatric SR-aGVHD may not be approved and even if it is approved, we will continue to be closely regulated by FDA.
As a biological product, our allogeneic cellular medicine, remestemcel-L, for the treatment of children with SR-aGVHD, requires regulatory approval from the FDA before it may legally be distributed in U.S. commerce. In particular, remestemcel-L will require FDA approval of a BLA under Section 351 of the Public Health Service Act to be commercialized.
We have received Fast Track designation from the FDA for remestemcel-L in pediatrics with SR-aGVHD. Fast Track designation may provide for a more streamlined development or approval process but it does not change the standards for approval and may be rescinded by the FDA if the product no longer meets the qualifying criteria. A biologic product that receives Fast Track designation can be eligible for regulatory benefits, including rolling BLA review. Rolling review of a BLA enables individual modules of the application to be submitted to and reviewed by the FDA on an ongoing basis, rather than waiting for all sections of a BLA to be completed before submission. Note that there is no benefit of Fast Track in relation to the review time for the resubmitted BLA.
Remestemcel-L was accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (“PDUFA”). In August 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted in favor that available data from a single-arm Phase 3 trial and evidence from additional studies support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. Although the FDA considers the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. On September 30, 2020, the FDA issued a Complete Response Letter to our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. Despite the overwhelming ODAC vote, the FDA recommended that we conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of the effectiveness of remestemcel-L for SR-aGVHD.

On January 31, 2023, we resubmitted the BLA and on August 1, 2023, the FDA issued a Complete Response Letter in relation to the resubmitted BLA and requires more data to support marketing approval, including potency assay or clinical data. The FDA acknowledged in the resubmission review that changes implemented appeared to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial. In line with our overall commercial strategy to progress to adult populations, we intend to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. In connection with its review of the BLA, the FDA conducted a pre-license inspection of the manufacturing process of remestemcel-L which did not result in the issuance of a Form 483 and there were no observed concerns.
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
Our ability to successfully collaborate with any existing or future collaborators may be impaired by multiple factors including:
•a collaborator may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;
•a collaborator may cease development in therapeutic areas which are the subject of our strategic alliances;
•a collaborator may change the success criteria for a particular program or product candidate thereby delaying or ceasing development of such program or candidate;
•a significant delay in initiation of certain development activities by a collaborator will also delay payments tied to such activities, thereby impacting our ability to fund our own activities;
•a collaborator could develop a product that competes, either directly or indirectly, with our current or future products, if any;

•a collaborator with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;
•a collaborator with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;
•a collaborator may exercise its rights under the agreement to terminate our collaboration;
•a dispute may arise between us and a collaborator concerning the research or development of a product candidate or commercialization of a product resulting in a delay in milestones, royalty payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources;
•the results of our clinical trials may not match our collaborators’ expectations, even if statistically significant;
•a collaborator may not adequately protect or enforce the intellectual property rights associated with a product or product candidate; and
•a collaborator may use our proprietary information or intellectual property in such a way as to invite litigation from a third party.
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
We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). Earlier this year, FDA conducted a pre-license inspection of the manufacturing process of remestemcel-L which did not result in the issuance of a Form 483 and there were no observed concerns.
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

Global events may adversely impact the manufacturing and commercialization of remestemcel-L, and other product candidates.
On October 17, 2019, we announced that we had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the potential approval and launch of remestemcel-L. We currently also manufacture our other product candidates with Lonza Singapore.
Due to the effects of the COVID-19 pandemic, and recent geopolitical instability, countries in which we have operations, including Singapore, have experienced some challenges in the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected if those impacts and impacts from other disruptive events such as significant climate events, are experienced, with potential for increased costs.
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
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture our mesenchymal lineage cell product candidates. Relying on Lonza to manufacture our mesenchymal lineage cell product candidates entails risks, and Lonza may:
•cease or reduce production or deliveries, raise prices or renegotiate terms;
•be unable to meet any product specifications and quality requirements consistently;
•delay or be unable to procure or expand sufficient manufacturing capacity, which may harm our reputation or frustrate our customers;
•not have the capacity sufficient to support the scale-up of manufacturing for our product candidates;
•have manufacturing and product quality issues related to scale-up of manufacturing;
•experience costs and validation of new equipment facilities requirement for scale-up that it will pass on to us;
•fail to comply with cGMP and similar international standards;
•lose its manufacturing facility in Singapore, stored inventory or laboratory facilities through fire or other causes, or other loss of materials necessary to manufacture our product candidates;
•experience disruptions to its operations by conditions unrelated to our business or operations, including the bankruptcy or interruptions of its suppliers;
•experience carrier disruptions or increased costs that it will pass on to us;
•fail to secure adequate supplies of essential ingredients in our manufacturing process;
•experience failure of third parties involved in the transportation, storage or distribution of our products, including the failure to deliver supplies it uses for the manufacture of our product candidates under specified storage conditions and in a timely manner;
•terminate agreements with us; and
•appropriate or misuse our trade secrets and other proprietary information.
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
We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture our product candidates, as well as various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for chronic lower back pain). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:
•our or our collaborators’ suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture our product candidates as a result of the after effects of the COVID-19 pandemic or geopolitical and/or economic instability adversely or the impact of climate events affecting the supply chain;
•we or our collaborators may be unable to locate suitable replacement suppliers on acceptable terms or on a timely basis, or at all; and

•delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.
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
In addition, the regulatory authorities may, at any time before or after product approval, audit or inspect a manufacturing facility involved with the preparation of our product candidates or raw materials or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Earlier this year, FDA conducted a pre-license inspection of the manufacturing process of remestemcel-L which did not result in the issuance of a Form 483 and there were no observed concerns. Although we oversee each contract manufacturer involved in the production of our product candidates, we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements. If the contract manufacturer is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition. If the manufacturer fails to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.
We will rely on third parties to perform many necessary services for the commercialization of our product candidates, including services related to the distribution, storage and transportation of our products.
We will rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we intend to rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies will constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we intend to work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand. Likewise, the after effects from the COVID-19 pandemic, geopolitical and economic instability, and climate events may adversely impact access to raw materials and distribution, storage and transportation of our products, and the cost of those activities.
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
Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell therapy-based products, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more or different resources than are required by the conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our product candidates will depend on a number of factors, including:
•the efficacy and safety of the product candidate, as demonstrated in clinical trials;
•the clinical indications for which the product is approved, and the label approved by regulatory authorities for use with the product, including any warnings or contraindications that may be required on the label;
•acceptance by physicians, patients, and with pediatric indications by parents/caregivers of the product as a safe and effective treatment;
•the cost, safety and efficacy of treatment in relation to alternative treatments;
•the continued projected growth of markets for our various indications;
•relative convenience and ease of administration;
•the prevalence and severity of adverse side effects;
•the effectiveness of our, and our collaborators’ sales and marketing efforts; and
•sufficient third-party insurance and other payor (e.g., governmental) coverage and reimbursement.
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
To the extent we are unable to engage third parties to assist us with these functions, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that any of our proprietary product candidates will be approved. For any future products for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:
•our inability to recruit and retain adequate numbers of effective sales and marketing personnel or to develop alternative sales channels;
•the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;
•the inability of account teams to obtain formulary acceptance for our products, allowing for reimbursement and hence patient access;
•the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with multiple products; and
•unforeseen costs and expenses associated with creating and maintaining an independent sales and marketing organization.
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
Third-party payors, such as government programs, including Medicare or Medicaid in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit or delay coverage of or reimbursement for newly approved healthcare products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors, including the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
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
We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and, if any such product candidates obtain regulatory approval, our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political, health or military conditions in such countries. If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;
•logistics and regulations associated with shipping cell samples and other perishable items, including infrastructure conditions and transportation delays;
•potential import and export issues and other trade barriers and restrictions with the U.S. Customs and Border Protection and similar bodies in other jurisdictions;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property and contract rights abroad;
•changes in diplomatic and trade relationships, including new tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers;
•tariffs imposed by the U.S. on goods from other countries, including the recently implemented tariffs and additional tariff that have been proposed by the U.S. government on various imports from China and the EU and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on products such as ours, the scope and duration of which, if implemented, remains uncertain;
•deterioration of political relations, for example between Russia and other nations, and between the U.K. and members of the EU, which could have a material adverse effect on our sales and operations in these countries;
•changes in social, political and economic conditions or in laws, regulations and policies governing foreign trade, manufacturing, development and investment both domestically as well as in the other countries and jurisdictions into which we sell our products;
•fluctuations in currency exchange rates and the related effect on our results of operations;
•increased financial accounting and reporting burdens and complexities;
•potential increases on tariffs or restrictions on trade generally;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war (such as Russia’s invasion of Ukraine) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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
We face an inherent risk of product liability as a result of the human clinical use of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product design, testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection and other acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•decreased demand for our products, even if such products are approved;
•injury to our reputation;
•withdrawal of clinical trial participants;
•costs to defend the related litigations;
•a diversion of management’s time and our resources;
•substantial monetary awards to trial participants or patients;
•product recalls, withdrawals, or labeling, marketing or promotional restrictions;
•increased cost of liability insurance;
•loss of revenue;
•the inability to commercialize our product candidates; and
•a decline in our ordinary share price.
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
We have in the past and may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. For example, we acquired MSC assets from Osiris Therapeutics, Inc. in 2013. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:
•incurrence of acquisition-related costs;
•diversion of management’s attention from other business concerns;
•unanticipated costs or liabilities associated with the acquisition;
•harm to our existing business relationships with collaborators as a result of the acquisition;
•harm to our brand and reputation;
•the potential loss of key employees;
•use of resources that are needed in other parts of our business; and

•use of substantial portions of our available cash to consummate the acquisition.
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
We work with scientific advisors and collaborators at academic research institutions in connection with our product development. These scientific advisors serve as our link to the specific pools of trial participants we are targeting in that these advisors may:
•identify individuals as potential candidates for study;
•obtain their consent to participate in our research;
•perform medical examinations and gather medical histories;
•conduct the initial analysis of suitability of the individuals to participate in our research based on the foregoing; and
•collect data and biological samples from trial participants periodically in accordance with our study protocols.
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
We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2023, our cumulative operating losses have a total potential tax benefit of $201.7 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.
In addition, we may be eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in the May 2020 Federal budget and in October 2020 introduced new legislation for the refundable tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. One of the legislation changes made was to allow a tax offset for companies with an aggregated turnover of A$20.0 million or more. For companies with an aggregated turnover of A$20.0 million or more, the rate of the tax offset is the company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the rate of the refundable research and development tax offset was set as at 18.5% above the company’s tax rate. If the Research and Development Tax program incentives are revoked or modified, or if we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.
For the year ended June 30, 2023, we recognized research and development tax incentive income of $3.5 million from the Research and Development Tax Incentive program relating to a claim for eligible expenditure under the incentive scheme for the years ended June 30, 2023, 2022 and 2021. During the year ended June 30, 2023, management concluded its assessment of qualifying activities and we recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if our research and development activities were eligible under the incentive scheme and therefore had not applied for a tax offset. There can be no assurances that we will benefit from these incentives in the future if our activities are not eligible under the incentive scheme or that the tax incentive credit programs will not be revoked or modified in any way in the future.
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
Healthcare fraud and abuse regulations are complex and can be subject to varying interpretations as to whether or not a statute has been violated. The laws that may affect our ability to operate include:
•the federal Anti-Kickback Statute which prohibits, among other things, the knowing and willful payment of remuneration to induce or reward patient referrals, prescribing or recommendation of products, or the generation of business involving any item or service which may be payable by the federal health care programs (e.g., drugs, supplies, or health care services for Medicare or Medicaid patients);
•the federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment for government funds (e.g., payment from Medicare or Medicaid) or knowingly making, using, or causing to be made or used a false record or statement, material to a false or fraudulent claim for government funds;
•the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HIPAA imposes civil and criminal liability for the wrongful access or disclosure of protected health information;
•the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act (“ACA”), as amended, requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, those physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members;
•the FDCA, which, among other things, regulates the testing, development, approval, manufacture, promotion and distribution of drugs, devices and biologics. The FDCA prohibits manufacturers from selling or distributing “adulterated” or “misbranded” products. A drug product may be deemed misbranded if, among other things, (i) the product labeling is false or misleading, fails to contain requisite information or does not bear adequate directions for use; (ii) the product is manufactured at an unregistered facility; or (iii) the product lacks the requisite FDA clearance or approval;
•the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits corrupt payments, gifts or transfers of value to non-U.S. officials; and
•non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.
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
The Company is increasingly dependent on critical, complex, and interdependent information technology systems (IT systems), including cloud-based software and external servers, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The information and data processed and stored in our IT systems, and those of our research collaborators, CROs, contract manufacturers, suppliers, distributors, or other third parties for which we depend to operate our business, may be vulnerable to cybersecurity breaches from unauthorized activity by our employees, contractors or malware, hacking, business email compromise, phishing or other cyberattacks directed by other parties. Such breaches can result in loss, damage, denial-of-service, unauthorized access or misappropriation and may pose a risk that sensitive data, including our intellectual property, trade secrets or personal information of our employees, patients, customers or other business partners may be exposed to unauthorized persons or to the public. In addition, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. The increase in working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, manufacturing sites, clinical trial sites, and other third parties.
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
Some specific factors that could negatively affect the price of our ordinary shares and ADSs or result in fluctuations in their price and trading volume include:
•results of clinical trials of our product candidates;
•results of clinical trials of our competitors’ products;
•regulatory actions with respect to our products or our competitors’ products;
•actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
•publication of research reports by securities analysts about us or our competitors in the industry;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•additions to or departures of our key management personnel;
•issuances by us of debt or equity securities;

•litigation or investigations involving our company, including: shareholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or clients;
•strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•the passage of legislation or other regulatory developments affecting us or our industry;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•changes in trading volume of ADSs on the Nasdaq and of our ordinary shares on the ASX;
•sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•short selling or other market manipulation activities;
•announcement or expectation of additional financing efforts;
•terrorist acts, acts of war or periods of widespread civil unrest (such as Russia’s invasion of Ukraine);
•natural disasters, the impact of climate change and other calamities;
•changes in market conditions for biopharmaceutical companies; and
•conditions in the U.S. or Australian financial markets or changes in general economic conditions.
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
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York (which had court approval for settlement in August 2022), the Australian class actions relate to the Complete Response Letter released by the FDA in relation to our GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. The Company will continue to vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.
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
•As an ADS holder (and not the holder of ordinary shares underlying your ADSs), we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the American depositary receipt, or ADR, depositary as permitted by the deposit agreement.
•Distributions on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.
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
Based upon an analysis of our income and assets for the taxable year ended June 30, 2023, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".
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
Important Corporate Developments
Fiscal year 2023 to date of annual report

August 2023
United States Food & Drug Administration (“FDA”) provided a complete response to the Biologics License Application (“BLA”) resubmission for remestemcel-L for the treatment of pediatric steroid-refractory acute graft versus host disease (“SR-aGVHD”) and requires more data to support marketing approval, including potency assay or clinical data. Mesoblast intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. This adult study is in line with our overall commercial strategy, which envisioned a sequenced progression from pediatric to adult SR-aGVHD indications. As part of its review FDA completed the Pre-License Inspection ("PLI") of the manufacturing facility, did not issue any Form 483, and found no objectionable conditions. In addition, FDA acknowledged in the resubmission review that changes implemented appear to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial.

June 2023	Announced the appointment of Dr. Philip Krause, a member of the Board of Directors, to a formal strategic advisory role.

April 2023
Completed a global private placement primarily to existing major shareholders raising approximately US$40.0 million, net of transaction costs. Proceeds will be used to fund launch and commercialization of the company’s lead product, remestemcel-L, subject to approval by FDA, ongoing manufacturing of commercial remestemcel-L product, and initiation of patient enrollment in the confirmatory Phase 3 clinical trial of rexlemestrocel-L for CLBP.

March 2023
As part of the ongoing review of the BLA for remestemcel-L in the treatment of children with SR-aGVHD, the FDA scheduled a PLI of Mesoblast’s cell therapy manufacturing operations at Lonza Bioscience in Singapore.

February 2023
The DREAM-HF Phase 3 trial results were published in the premier peer-reviewed journal for cardiovascular medicine, the Journal of the American College of Cardiology (“JACC”). The results of the randomized, double-blind, controlled study in 537 patients showed that Mesoblast’s mesenchymal precursor cell therapy (“MPCs”; rexlemestrocel-L) strengthened heart function at 12 months, as measured by left ventricular ejection fraction (“LVEF”) and decreased cardiovascular death, myocardial infarction (“MI”) or stroke in patients with chronic heart failure due to reduced ejection fraction (“HFrEF”) over a mean follow-up of 30 months.

Two studies on the remestemcel-L for the treatment of children with SR-aGVHD were selected by peer review to be presented at the 2023 Tandem Meetings of the American Society for Transplantation and Cellular Therapy ("ASTCT") and the Center for Blood and Marrow Transplant Research ("CIBMTR").

The FDA Office of Tissues and Advanced Therapies ("OTAT") had granted Regenerative Medicine Advanced Therapy ("RMAT") designation for rexlemestrocel-L in the treatment of CLBP associated with disc degeneration, in combination with hyaluronic acid (HA) as delivery agent for injection into the lumbar disc.

January 2023	Resubmitted to the FDA the BLA for approval of remestemcel-L in the treatment of children with SR-aGVHD.

December 2022
Announced that funds managed by Oaktree Capital Management, L.P ("Oaktree") extended to Mesoblast the availability of up to an additional $30.0 million of its $90.0 million five-year facility subject to achieving certain milestones on or before September 30, 2023.

November 2022
Announced top-line long-term survival results for remestemcel-L from a four-year observational cohort survival study performed by the CIBMTR on 51 evaluable children with SR-aGVHD who were enrolled in Mesoblast’s phase 3 clinical trial (MSB-GVHD001) of remestemcel-L across 20 centers in the US. The results showed durable survival through 4 years of follow-up.

October 2022
Submission to the FDA substantial new information on clinical and potency assay items identified in the Complete Response Letter ("CRL") received from FDA in September 2020 to the BLA for remestemcel-L in the treatment of children with SR-aGVHD. The new information submitted to the Investigational New Drug ("IND") file for remestemcel-L in the treatment of children with SR-aGVHD represents a major milestone in the Company’s complete response to the FDA.

August 2022	Announced the appointment of Ms. Jane Bell to the board of directors of the Company as a non-executive director.

Completed a US$45.0 million (A$65.0 million) financing in a global private placement predominantly to major shareholders of the Company. The proceeds from the placement will facilitate activities for launch and commercialization for remestemcel-L, in the treatment of children with SR-aGVHD for which Mesoblast seeks FDA approval under a planned resubmission of its BLA; and commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease.

July 2022	Announced that analysis from the DREAM-HF Phase 3 trial showed that patients with chronic heart failure and reduced ejection fraction (“HFrEF”) treated with rexlemestrocel-L demonstrated greater improvement in the pre-specified analysis of left ventricular ejection fraction at 12 months relative to controls. Improvement in LVEF was most pronounced in the setting of inflammation and preceded long-term reduction in the 3-point MACE of cardiovascular death, non-fatal heart attack or stroke.
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

Acknowledging that sustainability is an overarching concept that can be applied to all areas of business finance, operations and impact, for the purposes of this Statement, we specifically focus on key environmental, social and governance (“ESG”) matters. When assessing and reporting our ESG initiatives and performance, we take into account:
•Mesoblast’s size and stage in its growth cycle: it is a small development-stage biotechnology company with fewer than 100 employees, limited manufacturing and currently no commercialized product. This means that some reporting topics will be less relevant for us and our stakeholders until we grow our product portfolio and operations; and
•Appropriate sustainability standards: for example, the Sustainability Accounting Standards Board’s (“SASB”) Biotechnology & Pharmaceuticals Sustainability Accounting Standard, the Global Reporting Initiative’s (“GRI”) Universal Standards, and the Biopharma Investor ESG Communications Guidance 4.0 are relevant.
We identified the following material ESG topics based on an assessment of their impact on the business and our understanding of their importance to stakeholders:
1.Corporate Governance
2.Business Ethics, Integrity, and Compliance
3.Risk Management
4.Human Capital Management
5.Product Quality and Patient Safety
6.Supply Chain Management
7.Access to Healthcare
8.Environmental Impacts
These are dealt with in turn below.
1.Corporate Governance
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
•Nomination and Remuneration Committee (“NRC”)
•Audit and Risk Committee (“ARC”)
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
2.Business Ethics, Integrity, and Compliance
We are committed to the highest standards of ethical conduct and transparency in the way we deal with our patients, employees, strategic partners, and other important stakeholders. We comply with all national and local laws and regulations applying to our Company. Zero cases of material non-compliance occurred in FY23.
Mesoblast has established a Code of Business Conduct & Ethics (“Code”) to promote honest and ethical conduct, comprehensive disclosures of business dealings, compliance with government laws and regulations, and a positive work environment. All Mesoblast personnel, including Directors, officers, employees, contractors, and consultants, are expected to comply with the principles set out in the Code. The Code covers the following topics:
•Our Values
•Ethical business practices
•Safe workplace and respectful workplace conduct
•Fair competition
•Conflicts of interest
•Social media use
•Confidentiality and protection of assets
•Quality assurance
•Price reporting
•Financial reporting
•Securities trading
•Ethical research
•Interactions with the patient community
•Ensuring product quality and patient safety
•Interactions with healthcare professionals
•Ethical marketing and advertising
•Compliance with laws and regulations
The Code also states that it is against Mesoblast policy for personnel to use illegal drugs or be under the influence of or impaired by alcohol or drugs while on company property or performing company work.
No issues of Code non-compliance have been brought forward to the Board in FY23.

Mesoblast has an Anti-Bribery and Anti-Corruption Policy and complies with global and regional laws preventing corrupt business practices and bribery, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act.
We have a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. Under the Disclosure of Complaints and Concerns Policy, Mesoblast personnel are entitled to robust employment protections if they report concerns and suspected violations covered under the policy. Personnel can report to Compliance, Legal, the Audit and Risk Committee, or other officers or senior managers, and may do so anonymously. Further, Mesoblast’s Fair Treatment Policy requires personnel to report workplace harassment and prohibits retaliation of any kind against anyone who does so in good faith. During FY23, Mesoblast received and, in compliance with the Fair Treatment Policy, promptly investigated and resolved a small number of reports related to workplace conduct. The Company is satisfied that it adhered to its policies.
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
3.Risk Management
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
As part of the process of continual improvement, we introduced a standardized tool to assess our portfolio and corporate risk.
4.Human Capital Management
4.1Diversity and Inclusion
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
In order to meet and comply with our Diversity Policy, Mesoblast employs the following principles:
•Mesoblast seeks and encourages diversity in current and potential employees;

•Mesoblast promotes equal employment opportunities based on capability, performance and potential for growth and progression;
•Recruitment, professional development, succession management, promotion, and remuneration decisions are all based on performance and capability aligned to the specific job role, salary ranges, and a pre-set criteria prior to the activities to ensure any biases are reduced;
•Mesoblast seeks to build a safe working environment by recognizing and taking action against inappropriate workplace behavior, including bullying, discrimination, harassment, victimization, and vilification;
•Mesoblast promotes flexible work practices where possible and reasonable in the circumstances, to meet the differing needs of our employees; and
•Mesoblast ensures appropriate policies and procedures exist that encourage diversity and meet legislative requirements.
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
The Board, through the NRC, is responsible for approving and reviewing measurable objectives for achieving gender diversity in the workplace. Mesoblast has set the following measurable objectives:
i)Increase the number of women on the Board as vacancies arise and circumstances permit;
ii)Increase the number of women who hold senior executive positions as vacancies arise and circumstances permit; and
iii)Ensure the opportunity exists for equal gender participation in all levels of professional development programs.
During FY23, one female was appointed to the Board and one resigned, the senior management team remained stable. All Mesoblast employees were provided access to the same development programs. A copy of the Company’s Diversity Policy can be found at www.mesoblast.com.
Table – Gender diversity statistics*

Gender	FY23 Senior Executives**	FY23 Total Workforce	FY22 Senior Executives**	FY22 Total Workforce
Male	6	39	6	37
Female	3	44	3	40
Other	—	—	—	—
% Female	33%	53%	33%	52%
*Based on number of active employees as at June 30. Excludes contractors and consultants.
**A senior executive position is one held by an executive who reports directly to the Chief Executive.
Every employee, consultant and service provider has the right to work with Mesoblast in an environment that is safe, and free from intimidation, harassment, and abuse. Mesoblast prohibits harassment for any reason, including veteran status, uniform service member status, or any other protected class under federal, state, or local law. Inappropriate behavior, including verbal or physical conduct by any individual that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile workplace, is not tolerated. In addition, we will not tolerate comments, jokes, or materials, including emails, which others might consider offensive. All Mesoblast personnel are required to complete mandatory training on an annual basis to recognize and deal with inappropriate behavior in our workplaces, including the New York City Commission on Human Rights – Accredited Program: Confronting Sexual

Harassment; Tools & Strategies to Create a Harassment Free Workplace and Mesoblast’s Fair Treatment policy. There were no cases of harassment were reported in FY23 or in FY22.
4.2Health and Safety
Mesoblast provides a workplace that is clean and safe for all associates and one that complies with health and safety laws. As an organization whose activities are predominantly office and laboratory based, Mesoblast chooses to track its safety record using total recordable incident frequency rate (“TRIFR”) i.e., number of recorded injuries for each one million hours worked. No incidents were recorded for FY23. In FY23, the Environment Health and Safety Management System and supporting policies were developed and aligned for each jurisdiction in preparation for company wide training . Mesoblast continued to implement hybrid/flexible working arrangements and the employee assistance program was made available across all sites.
4.3Recruitment, Development and Retention
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
In FY23, the voluntary turnover rate was approximately 11% with 42% male and 58% females departing the Company. Exit interviews are conducted with all departing employees and trends are monitored so that actions to minimize the turnover can be taken. Mesoblast employed eight females and six males for the replacement roles. While acting and higher duty opportunities were minimal during this period, job profiles were prepared to enable existing employees to consider lateral moves based on competence rather than years of service, where appropriately credentialed.
We provide opportunities for all colleagues to participate in professional training and education so they can enhance their skill sets and career. During FY23 all employees were given the opportunity to participate in a development program that is linked to the annual Performance Management System.
During the reporting period, Mesoblast continued with an online performance management program and integrated an online professional development program that links the recording of participation in professional development aligned to job role. The online performance management program enables employees to track their performance and receive regular feedback from their manager. The formal annual review process assesses the individual employee’s performance against objectives and quantifiable criteria that are aligned to the Mesoblast business plan, reducing the risk of bias. All employees below the executive level participated in this program during the period.
5.Product Quality and Safety
5.1Scientific Research and Innovation
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

5.2Use of Stem Cells
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
5.3Use of Animal in Research
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
5.4Product Quality
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
5.5Clinical Trials and Patient Safety
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
6.Supply Chain Management
Mesoblast has an established vendor assurance program through which suppliers are audited for purposes of being qualified and added to an approved suppliers list. All approved suppliers are audited on a routine basis. Our Supplier Management procedure describes the detailed process for qualifying and managing suppliers which includes quality agreements, supply agreements, due diligence activities, and audits.
6.1Manufacturing Safe Products
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
6.2Bone Marrow
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
6.3Storage and Distribution
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
7.Access to Healthcare
Mesoblast does not currently have a product approved and commercialized. In August 2023, FDA provided a complete response to a resubmission of the Biologics License Application for our lead product candidate remestemcel-L for the treatment of children with steroid-refractory graft versus host disease. We are currently engaging with the FDA to agree on the regulatory pathway for approval and if successful, this product would constitute the Company’s first commercialized product. We acknowledge and support the social importance of providing access to healthcare across all geographic regions regardless of socio-economic status and recognize this is frequently regarded as one of the top ESG topics for the Biopharma sector. Despite our current size, financial status, and stage of clinical development, we have in place elements that reflect this important social topic.
7.1Expanded Access Programs
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
7.2Product Pricing
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
8.Environment
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
4.B    Business Overview
Mesoblast has developed a range of late-stage product candidates derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms.
Remestemcel-L is our first-generation mesenchymal lineage stromal cell (“MSC”) product platform and is in late stage development for treatment of systemic inflammatory diseases including:
•Steroid refractory acute graft versus host disease (SR-aGVHD);
•Acute respiratory distress syndrome (ARDS); and
•Biologic refractory inflammatory bowel disease.
Rexlemestrocel-L is our second generation mesenchymal lineage precursor cell product platform and is in late stage development for treatment of:
•Chronic heart failure (CHF); and
•Chronic low back pain (CLBP) due to degenerative disc disease.
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

Mesoblast Product Candidates

Product	Indication	Phase 2	Phase 3	Regulatory Filing	Approved
Remestemcel-L	Pediatric SR-aGVHD				
Remestemcel-L	Adult SR-aGVHD				
Rexlemestrocel-L	CLBP				
Rexlemestrocel-L	HFrEF				

This chart is figurative and does not purport to show individual trial progress within a clinical program

SR-aGVHD = Steroid-Refractory Acute Graft Versus Host Disease; CLBP = Chronic Low Back Pain; HFrEF = Heart Failure with Reduced Ejection Fraction

Notes:
- JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE).
- Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean
- Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China

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
Mesoblast has worked to address the issues noted in the Complete Response Letter, through multiple interactions with FDA for guidance. Mesoblast provided these new data to FDA to address all CMC outstanding items as required in January 2023. In March, 2023, the FDA accepted the BLA resubmission considering the resubmission to be a complete response and set a PDUFA goal date of August 2, 2023. In August 2023, the FDA provided a CRL to the BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD requiring more data to support marketing approval, including potency assay or clinical data.
There are currently no FDA-approved treatments in the US for children under 12 with SR-aGVHD and only one FDA-approved treatment in the US for other SR-aGVHD patients.
As part of the BLA review, FDA completed the PLI of the manufacturing facility, did not issue any Form 483, and found no objectionable conditions. In addition, FDA acknowledged in the resubmission review that changes implemented appear to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial.
Mesoblast intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. This adult study is in line with our overall commercial strategy, which envisioned a sequenced progression from pediatric to adult SR-aGVHD indications. Adults comprise 80% of the SR-aGVHD market. Mesoblast will initially meet with the FDA to seek alignment on the trial design for the adult study at a Type A meeting scheduled in mid-September 2023.
We believe the U.S. adult and pediatric SR-aGVHD market requires a small, targeted commercial footprint. The target call point for SR-aGVHD will primarily be physicians in hematology/oncology who perform hematopoietic stem cell transplants. In the U.S., there are approximately 80 centers that perform pediatric transplants, with 50% of all transplants occurring at approximately 15 centers. Similarly, there are approximately 110 centers that perform adult transplants with half of those transplants occurring at approximately 20 centers.
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
(1)This vote includes a change to the original vote by one of the ODAC panel members after electronic voting closed.
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
Current Status
A small investigator-initiated randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury with medically refractory Crohn’s disease and ulcerative colitis commenced at Cleveland Clinic. The study is the first in humans using local cell delivery in the gut and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously. Results from the first patient cohort in the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory Crohn’s colitis were published in the peer-reviewed journal British Journal of Surgery.
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
Mesoblast has received feedback from FDA on the Phase 3 program for CLBP and plans to conduct an additional US Phase 3 trial which may support submissions for potential approval in both the US and EU. Following review of the completed Phase 3 trial data, FDA agreed with Mesoblast’s proposal for pain reduction at 12 months as the primary endpoint of the next trial, with functional improvement and reduction in opioid use as secondary endpoints.
In February 2023, FDA granted Regenerative Medicine Advanced Therapy ("RMAT") designation for rexlemestrocel-L in the treatment of CLBP associated with disc degeneration, in combination with HA as delivery agent for injection into the lumbar disc. RMAT designations aim to expedite the development of regenerative medicine therapies intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for the disease or condition. An RMAT designation for rexlemestrocel-L provides all the benefits of Breakthrough and Fast Track designations, including rolling review and eligibility for priority review on filing of a BLA.
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
CHF is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system for functional severity of heart failure, established by the NYHA, is:
•Class I (mild): patients experience none or very mild symptoms with ordinary physical activity
•Class II (mild/moderate): patients experience fatigue and shortness of breath during moderate physical activity
•Class III (moderate/severe): patients experience shortness of breath during even light physical activity
•Class IV or end-stage (severe): patients are exhausted even at rest
Risk for recurrent heart failure-related hospitalizations, occurrence of non-fatal myocardial infarction (MI, heart attack) or non-fatal stroke, or death increases progressively with increases in left ventricular volumes, reduction in left ventricular ejection fraction (LVEF), and progression in NYHA functional class. Approximately 50% of all CHF patients have heart failure with reduced ejection fraction (HFrEF) defined as LVEF <40%, and are at considerable risk of repeated hospitalizations and death despite maximal drug therapy.
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
DREAM-HF Phase 3 trial results were published in the premier peer-reviewed journal for cardiovascular medicine, the Journal of the American College of Cardiology (JACC) in February 2023.
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
Manufacturing and Supply Chain
Our manufacturing strategy for our cellular product candidates focuses on the following important factors:
(i)ability for product delineation to protect pricing and partner markets by creating distinct products using discrete manufacturing processes, culture conditions, formulations, routes of administration, and/or dose regimens;
(ii)establishing proprietary commercial scale-up and supply to meet increasing demand;
(iii)implementing efficiencies and yield improvement measures to reduce cost-of-goods;
(iv)maintaining regulatory compliance with best practices; and
(v)establishing and maintaining multiple manufacturing sites for product supply risk mitigation.

The cell therapy manufacturing and distribution process generally involves five major steps.
•Procure bone marrow—acquire bone marrow from healthy adults with specific FDA-defined criteria, which is accompanied by significant laboratory testing to establish the usability of the donated tissues.
•Create master cell banks—isolate MLCs from the donated bone marrow and perform a preliminary expansion to create master cell banks. Each individual master cell bank comes from a single donor.
•Expand to therapeutic quantities—expand master cell banks to produce therapeutic quantities, a process that can yield thousands of doses per master cell bank, with the ultimate number depending on the dose for the respective product candidate being produced.
•Formulate, package and cryopreserve.
•Distribute—our cellular products are cryopreserved at the manufacturer and shipped to storage sites in the U.S. and other jurisdictions via cryoshippers. Those distribution centers then re-package and send the products on to treatment centers in cryoshippers. Treatment centers will either move the products into their own freezers or receive the cryoshipper in “real time” and the product stays in the cryoshipper until thawed for patient use within a well-defined window. We intend to continue utilizing this approach in the future.
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
Intellectual Property
We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes. As of July 2023, the patent portfolio comprises approximately 1,035 patents and patent applications across 54 patent families, with protection extending through to at least 2042 in all major markets.
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
As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of July 2023, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 53 granted U.S. patents and 41 pending U.S. patent applications; 57 granted Japanese patents and 34 pending Japanese patent applications; 33 granted Chinese patents and 28 pending Chinese patent applications; 42 granted European patents and 32 pending European patent applications; and 50 granted Australian patents and 28 pending Australian patent applications.
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
Singapore Economic Development Board (EDB)—Singapore Operations
In 2014, the Economic Development Board of Singapore, or EDB, granted us certain financial incentives tied to revenues generated by our Singapore operations, among other things. The incentive for manufacturing activities is for a 15-year period (broken into five-year increments). We will be eligible for this incentive if we meet certain investment or activity thresholds in Singapore, including employment levels, amounts of business or manufacturing related expenses.
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
The process required by the FDA before a biological product may be marketed in the U.S. generally involves the following:
•completion of nonclinical laboratory studies, meaning in vivo and in vitro experiments in which an investigational product is studied prospectively in a test system under laboratory conditions to determine its safety, must be conducted according to cGLP (good laboratory practice) regulations, as well as, in the case of nonclinical laboratory studies involving animal test systems, in accordance with applicable requirements for the humane use of laboratory animals and other applicable regulations;
•submission to the FDA of an application for an IND, which must become effective before human clinical studies may begin;
•performance of adequate and well-controlled human clinical studies according to the FDA’s cGCPs (good clinical practices) and all other applicable regulatory requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the proposed product for its intended use and to ensure the product has an appropriate risk-benefit profile;
•development and demonstration of a manufacturing process that can produce product of consistent and adequate quality;
•submission to the FDA of a BLA for marketing approval demonstrating the quality, safety, and efficacy of the product which must be supported by substantial evidence from adequate and well-controlled clinical investigations as well as demonstration of mode of action through non-clinical studies, evidence to support appropriate manufacturing capabilities and controls, and evidence of the stability of the product in the form it is intended to be provided;
•negotiation with FDA of proposed product labeling (and determination of appropriate risk mitigation strategies and programs, if any required), as well as participation in any required advisory committee proceedings;
•satisfactory completion of an FDA inspection of all manufacturing, testing and distribution facilities where the product is produced, tested or stored and distributed, to assess compliance with cGMP (good manufacturing practices) to assure that the facilities, methods and controls for production are adequate to preserve the product’s identity, strength, purity and potency;
•potential FDA inspection of nonclinical facilities and likely inspection of select clinical study sites that generated the data in support of the BLA; and
•FDA review and approval of the BLA.
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
Human clinical studies are typically conducted in three sequential phases that may in some cases overlap or be combined:
•Phase 1. The product candidate is initially introduced into a small number of human subjects. In the case of cellular therapy products, the initial human testing is conducted in patients with the disease or condition targeted by the biological product candidate. Phase 1 studies are intended to determine the metabolism and pharmacologic actions (including adverse reactions), the side effects associated with increasing doses, immunogenicity, and, if possible, to gain early evidence of effectiveness. The information obtained in Phase 1 should be sufficient to permit the design of well-controlled, scientifically valid Phase 2 studies.

•Phase 2. Controlled clinical studies are conducted in a larger number of human subjects to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study. Phase 2 studies are intended to assess side effects and risks, and to examine exposure–response relationships, and to further explore pharmacologic actions and immunogenicity associated with the drug. These studies also provide helpful information for the design of phase 3 studies.
•Phase 3. Assuming preliminary evidence suggesting effectiveness has been obtained in phase 2 (generally considered to be “proof of concept”), controlled studies are conducted in a larger group of subjects to gather additional information about effectiveness and safety in order to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.
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
U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a new drug application, or NDA, or BLA plus the time between the submission date of an NDA or BLA and the approval of that application. Only one patent applicable to an approved product can be extended and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

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
United Kingdom (post BREXIT)
Marketing Authorization in the United Kingdom no longer falls under the EMA centralized process, and requires compliance to local laws and regulations, with a separate application required either concurrently or sequentially with the centralized procedure.
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
The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:
•the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;
•the applicant consents to a second orphan medicinal product application; or
•the applicant cannot supply enough orphan medicinal product.

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
The federal Anti-Kickback Statute prohibits any person, including a prescription drug manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Even the award of grant moneys, or the provision of in kind support, publicity and even authorship, in certain cases, may be deemed to be “remuneration.” Although there are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exception and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by the ACA, so that the government need no longer prove, for purposes of establishing intent under the federal Anti-Kickback Statute, that a person or entity had actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below). Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to the referral of patients for healthcare items or services reimbursed by any third-party payor, including private payors. In at least some cases, these state laws do not contain safe harbors.
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
•continue to innovate and optimize our disruptive technology platform for cell-based therapeutics;
•develop a portfolio of clinically distinct products;
•focus on bringing late-stage products to market and portfolio prioritization;
•enabling manufacturing scale-up to meet demands of the portfolio;
•leverage talent base to continue to establish a culture of shared leadership and accountability;
•focus on strategic partnerships;
•focus on prudent cash management; and
•continue to strengthen our substantial and robust intellectual property estate.
Dividends
No dividends were paid during the course of the fiscal year ended June 30, 2023. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.
4.C    Organizational Structure
See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.
4.D    Property, Plants and Equipment
We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$1,000,000 per year for this lease, which expires in April 2026. We have sub-leased approximately 5,400 square feet of this space and we receive approximately A$340,000 per year for this sub-lease, which expires in April 2026. We also lease approximately 15,600 square feet in New York City, where significant development and commercial activities are conducted. We pay approximately $995,000 per year for this lease, which expires in September 2024. We also lease laboratory and office space in Singapore. We pay approximately S$267,000 per year for this lease, which expires in September 2025. We also lease laboratory space in Texas and pay approximately $309,000 per year for this lease, which expires in December 2026. All of our manufacturing operations are currently located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
5.A    Operating Results
This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.
Financial Overview
We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. As at June 30, 2023, we had an accumulated deficit of $820.8 million. Our net loss for the year ended June 30, 2023 was $81.9 million.
We anticipate that we may continue to incur significant losses for the foreseeable future. There can be no assurance that we will ever achieve or maintain profitability.

We expect our future capital requirements will continue as we:
•continue the research and clinical development of our product candidates;
•initiate and advance our product candidates into larger clinical studies;
•seek to identify, assess, acquire, and/or develop other product candidates and technologies;
•seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies;
•establish collaborations with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•further develop and implement our proprietary manufacturing processes and expand our manufacturing capabilities and resources for commercial production;
•seek coverage and reimbursement from third-party payors, including government and private payors for future products;
•make interest payments, principal repayments and other charges on our debt financing arrangements;
•make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•seek to maintain, protect, and expand our intellectual property portfolio; and
•seek to attract and retain skilled personnel.
We expect our research and development and management and administration expenses to remain relatively consistent over the next 12 months. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.
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
Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred consideration in our consolidated balance sheet, depending on the nature of the arrangement. Amounts expected to be recognized as revenue within the 12 months following the consolidated balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the consolidated balance sheet date are classified within non-current liabilities.
In the year ended June 30, 2023, we recognized $7.1 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co. Ltd. (“TEMCELL”), in Japan by our licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $8.7 million for the year ended June 30, 2022. Also in the years ended June 30, 2023 and 2022, we recognized $0.4 million and $0.3 million, respectively, in commercialization revenue from royalty income earned on sales of Alofisel® in Europe. These amounts were recorded in revenue as there are no further performance obligations required in regard to these items.
In the year ended June 30, 2022, we recognized $1.2 million in milestone revenue in relation to our patent license agreement with Takeda Pharmaceutical Company Limited (“Takeda”) entered into in December 2017. This $1.2 million amount was recognized with regards to the €1.0 million regulatory milestone payment from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. This amount was recorded in revenue as there are no further performance obligations required regarding this item. There was no milestone revenue recognized in relation to this agreement with Takeda in the year ended June 30, 2023.
Research and Development. Research and development expenditure is recognized as an expense as incurred.
Our research and development expenses consist primarily of:
•third party costs comprising all external expenditure on our research and development programs such as fees paid to Contract Research Organizations (“CROs”) and on our pre-commercial activities, such as research pertaining to market access and pricing, brand marketing and initiation of trade and distribution contracts. Third party costs also comprise fees paid to consultants who perform research on our behalf and under our direction, rent and utility costs for our research and development facilities, and database analysis fees;
•third party costs under license and/or sub-license arrangements for the research and development, license, manufacture and/or commercialization of products and/or product candidates, such as payments for options to acquire rights to products and product candidates as well as contingent obligations under the agreements;
•product support costs consisting primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions (for example wages, salaries and associated on costs such as superannuation, share-based incentives and payroll taxes, plus travel costs and recruitment fees for new hires);
•intellectual property support costs comprising payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents; and
•amortization of currently marketed products on a straight-line basis over the life of the asset.
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
Manufacturing Commercialization. Manufacturing commercialization expenditure is recognized as an expense as incurred. Our manufacturing commercialization expenses consist primarily of:
•salaries and related overhead expenses including share-based incentives for personnel in manufacturing functions;
•fees paid to our contract manufacturing organizations, which perform process development on our behalf and under our direction;
•costs related to laboratory supplies used in our manufacturing development efforts; and
•provision for the carrying value of pre-launch inventory costs on the consolidated balance sheet.
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
Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market growth, probability of success and payment, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized a net remeasurement gain of $8.8 million and $0.9 million for the years ended June 30, 2023 and 2022, respectively.

Fair Value Movement of Warrants. Remeasurement of warrants pertain to the warrants granted to Oaktree in relation to the closing and amendment of the loan agreement with Oaktree. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility. In the years ended June 30, 2023 and 2022, we recognized a remeasurement loss of $2.2 million and a remeasurement gain of $5.9 million, respectively.
Other Operating Income and Expenses. Other operating income and expenses primarily comprise foreign exchange gains and losses.
Tax incentives comprise payments from the Australian government’s Innovation Australia Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. The research and development tax incentive credit is available for our research and development activities in Australia. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending.
We recorded income of $3.5 million in research and development tax incentive income for the year ended June 30, 2023. Within this $3.5 million, $1.2 million pertains to the year ended June 30, 2023, $1.1 million pertains to the year ended June 30, 2022 and $1.2 million pertains to the year ended June 30, 2021. During the year ended June 30, 2023, management concluded its assessment of qualifying activities and we recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the year ended June 30, 2022 as management were yet to confirm if our research and development activities were eligible under the incentive scheme.
Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized a foreign exchange loss of $0.2 million in the year ended June 30, 2023 and a loss of $0.5 million in the year ended June 30, 2022.
Interest Income. Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable.
Finance Costs. Finance costs primarily consists of remeasurement of borrowing arrangements, interest expense in relation to finance lease charges, accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.
Remeasurement of borrowing arrangements recognized primarily pertaining to our loan and security agreements with NovaQuest Capital Management, L.L.C. (“NovaQuest”) and Oaktree. Remeasurement of borrowing arrangements is recognized when there is a modification of the borrowing arrangement with no significant change to the contractual cash flows of the borrowings at the remeasurement date or when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate.
In the years ended June 30, 2023 and 2022, we recognized remeasurement gains of $0.9 million and $0.5 million in relation to our existing credit facility with NovaQuest, respectively. In the years ended June 30, 2023 and 2022, we recognized a remeasurement loss of $1.6 million and a minimal gain in relation to our existing credit facility with Oaktree, respectively. Within this $1.6 million loss, $1.0 million relates to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the years ended June 30, 2023 and 2022, we recognized $Nil and a remeasurement loss of $0.9 million in relation to our extinguished senior debt facility, respectively.
Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $0.2 million in the year ended June 30, 2023 and $0.2 million in the year ended June 30, 2022.

Results of Operations
Comparison of Our Results for the Year ended June 30, 2023 with the Year ended June 30, 2022
The following table summarizes our results of operations for the years ended June 30, 2023 and 2022, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2023	2022	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$7,501	$9,039	(1,538)	(17%)
Milestone revenue	—	1,172	(1,172)	(100%)
Total revenue	7,501	10,211	(2,710)	(27%)

Research & development	(27,189)	(32,815)	5,626	(17%)
Manufacturing commercialization	(27,733)	(30,757)	3,024	(10%)
Management and administration	(25,374)	(27,210)	1,836	(7%)
Fair value remeasurement of contingent consideration	8,771	913	7,858	NM
Fair value movement of warrants	(2,205)	5,896	(8,101)	(137%)
Other operating income and expenses	4,250	(536)	4,786	NM
Finance costs	(20,122)	(17,288)	(2,834)	16%
Loss before income tax	(82,101)	(91,586)	9,485	(10%)
Income tax benefit	212	239	(27)	(11%)
Loss attributable to the owners of Mesoblast Limited	$(81,889)	$(91,347)	9,458	(10%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(11.08)	(14.08)	3.00	(21%)
Diluted - losses per share	(11.08)	(14.08)	3.00	(21%)
* NM = not meaningful.
Revenue
Revenues were $7.5 million for the year ended June 30, 2023, compared with $10.2 million for the year ended June 30, 2022, a decrease of $2.7 million. The following table shows the movement within revenue for the years ended June 30, 2023 and 2022, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Revenue:
Commercialization revenue	7,501	9,039	(1,538)	(17%)
Milestone revenue	—	1,172	(1,172)	(100%)
Revenue	$7,501	$10,211	(2,710)	(27%)
* NM = not meaningful.
Commercialization revenue from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe decreased by $1.5 million for the year ended June 30, 2023. Royalty income on sales of TEMCELL in Japan by our licensee JCR were $7.1 million in the year ended June 30, 2023 compared to $8.7 million in the year ended June 30, 2022, a decrease of $1.6 million. Of this $1.6 million decrease, $1.0 million was due to foreign exchange rate changes as the

Japanese Yen depreciated against the U.S. dollar. Royalty income on sales of Alofisel® in Europe by our licensee Takeda increased by $0.1 million in the year ended June 30, 2023 compared with the year ended June 30, 2022.
We recognized $1.2 million in milestone revenue during the year ended June 30, 2022 in relation to our patent license agreement with Takeda. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the year ended June 30, 2023.
Research and development
Research and development expenses were $27.2 million for the year ended June 30, 2023, compared with $32.8 million for the year ended June 30, 2022, a decrease of $5.6 million. The $5.6 million decrease in research and development expenses is due to a decrease in third party costs and product support costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Research and development:
Third party costs	8,398	10,626	(2,228)	(21%)
Product support costs	14,107	17,942	(3,835)	(21%)
Intellectual property support costs	3,222	2,785	437	16%
Amortization of current marketed products	1,462	1,462	—	—%
Research and development	$27,189	$32,815	(5,626)	(17%)
Third party costs, which consist of all external expenditure on our research and development programs, decreased by $2.2 million in the year ended June 30, 2023 compared with the year ended June 30, 2022.
This $2.2 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of MPC-06-ID (CLBP), MPC-150-IM (CHF) and ARDS in COVID-19 patients as activities and costs decline over time after enrollment was completed and these trials transitioned into the patient monitoring and data analysis stage. The decrease of these costs were primarily due to higher activities in relation to patient monitoring during follow up visits and higher data analysis being performed in year ended June 30, 2022 compared with the year ended June 30, 2023. In the year ended June 30, 2023, we also incurred costs of $1.4 million associated with our pre-commercial activities as we prepared for the potential launch of remestemcel-L in the United States.
Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have decreased by $3.8 million, for the year ended June 30, 2023 compared with the year ended June 30, 2022. Within this $3.8 million decrease, $4.0 million relates to a decrease in product support costs for research and development functions and $0.2 million relates to an increase in product support costs for pre-commercial functions.
The $4.0 million decrease in product support costs for personnel in research and development functions is primarily due to a decrease of $1.9 million in share-based payment expenses, $1.0 million in short-term incentives and $0.6 million in consulting expenses for the year ended June 30, 2023 compared with the year ended June 30, 2022. There was also a decrease of $0.7 million across salaries and associated costs as full time equivalents decreased by 1.2 (3%) from 44.9 for the year ended June 30, 2022 to 43.7 for the year ended June 30, 2023. These decreases were offset by an increase of $0.2 million in travel expenses for the year ended June 30, 2023 compared with the year ended June 30, 2022.
The $0.2 million increase in product support costs for personnel in pre-commercial functions is primarily due to an increase of $0.3 million in consulting expenses for the year ended June 30, 2023 compared with the year ended June 30, 2022. This increase was offset with a $0.1 million decrease across salaries and associated costs as full time equivalents decreased from 0.3 for the year ended June 30, 2022 to nil for the year ended June 30, 2023.
Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $0.4 million in the year ended June 30, 2023 compared with the year ended June 30, 2022 due to increased activities across our MSC- based patent portfolio.
Manufacturing commercialization
Manufacturing commercialization expenses were $27.7 million for the year ended June 30, 2023, compared with $30.7 million for the year ended June 30, 2022, a decrease of $3.0 million. This decrease is primarily due to a decrease in platform technology costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Manufacturing commercialization:
Platform technology	25,964	29,146	(3,182)	(11%)
Manufacturing support costs	1,769	1,611	158	10%
Manufacturing commercialization	$27,733	$30,757	(3,024)	(10%)
Platform technology costs decreased by $3.2 million for the year ended June 30, 2023 compared with year ended June 30, 2022. These costs consist of fees paid for potency assay work that has supported the SR-aGVHD BLA resubmission as well as fees paid to our contract manufacturing organizations for process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of goods and improve manufacturing efficiencies in our MPC and MSC based products. The decrease of these costs was primarily due to higher MSC development activities during the year ended June 30, 2022 as compared to the year ended June 30, 2023.
Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions increased by $0.2 million for the year ended June 30, 2023 compared with the year ended June 30, 2022 primarily due to an increase of $0.6 million across salaries and associated costs as full time equivalents increased by 1.4 (23%) from 6.1 for the year ended June 30, 2022 to 7.5 for the year ended June 30, 2023. This increase was offset by a decrease of $0.4 million in share-based payment expenses for the year ended June 30, 2023 compared with the year ended June 30, 2022.
Management and administration
Management and administration expenses were $25.4 million for the year ended June 30, 2023, compared with $27.2 million for the year ended June 30, 2022, a decrease of $1.8 million. This decrease was primarily due to a decrease in legal and professional fees.

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Management and administration:
Labor and associated expenses	9,854	9,747	107	1%
Corporate overheads	12,501	12,294	207	2%
Legal and professional fees	3,019	5,169	(2,150)	(42%)
Management and administration	$25,374	$27,210	(1,836)	(7%)
Labor and associated expenses increased by $0.1 million from $9.7 million for the year ended June 30, 2022 to $9.8 million for the year ended June 30, 2023. This $0.1 million increase is primarily due to an increase of $0.5 million in share-based payment expenses and $0.5 million in consulting expenses. There was also an increase in overall cost of salaries and associated expenses by $0.3 million in the year ended June 30, 2023, compared with the year ended June 30, 2022 due to full time equivalents increasing by 1.1 (5%) from 23.4 for the year ended June 30, 2022 to 24.5 for the year ended June 30, 2023. These increases were offset by a decrease of $0.4 million in short-term incentives, $0.1 million in recruitment and $0.2 million in labor and associated expenses due to a one-off adjustment. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.5 million in the year ended June 30, 2023 compared with the year ended

June 30, 2022, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.
Corporate overhead expenses increased by $0.2 million from $12.3 million for the year ended June 30, 2022 to $12.5 million for the year ended June 30, 2023 primarily due to an increase in travel expenses.
Legal and professional fees decreased by $2.1 million from $5.1 million for the year ended June 30, 2022 to $3.0 million for the year ended June 30, 2023 due to a one-off adjustment in legal expenses during the year ended June 30, 2023 and increased professional fees associated with one-off corporate activities incurred during the year ended June 30, 2022.
Fair value remeasurement of contingent consideration
Fair value remeasurement of contingent consideration was a $8.8 million gain for the year ended June 30, 2023 compared with a $0.9 million gain for the year ended June 30, 2022. The $8.8 million gain for the year ended June 30, 2023 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of payment, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration, including the impact from the complete response from the FDA on our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD in August 2023. The assumptions relating to development timelines have been updated to reflect current expectations as a result of the complete response.
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
Fair value movement of warrants
Fair value movement of warrants was a $2.2 million loss for the year ended June 30, 2023 compared with a $5.9 million gain for the year ended June 30, 2022. This $2.2 million loss for the year ended June 30, 2023 is a net result of changes to the key valuation inputs of the warrants such as the share price, risk-free interest rates and volatility.
Other operating income and expenses
In relation to other operating income and expenses, we recognized an income of $4.3 million for the year ended June 30, 2023, compared with a loss of $0.5 million for the year ended June 30, 2022, an increase in income of $4.8 million. The following table shows movements within other operating income and expenses for the year ended June 30, 2023 and 2022, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Other operating income and expenses:
Research and development tax incentive income	(3,506)	—	(3,506)	NM
Interest income	(831)	(3)	(827)	NM
Foreign exchange losses/(gains) (net)	163	536	(374)	(70%)
Derecognition of right of use asset	(76)	—	(76)	NM
Foreign withholding tax	—	3	(3)	(100%)
Other operating (income) and expenses	$(4,250)	$536	(4,786)	NM
* NM = not meaningful.
We recorded an income of $3.5 million in research and development tax incentive income for the year ended June 30, 2023 compared with $Nil for the year ended June 30, 2022. No income was recognized for the year ended June

30, 2022 as management were yet to confirm if our research and development activities were eligible under the incentive scheme.
Within the $3.5 million research and development tax incentive income recorded during the year ended June 30, 2023, $1.2 million pertains to the year ended June 30, 2023, $1.1 million pertains to the year ended June 30, 2022 and $1.2 million pertains to the year ended June 30, 2021.
The $0.8 million increase in interest income for the year ended June 30, 2023 compared with the year ended June 30, 2022 was primarily driven by higher interest rates on A$ cash deposits in the year ended June 30, 2023, when compared to the year ended June 30, 2022.
We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2023, we recognized a foreign exchange loss of $0.2 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ depreciated against the US$. In the year ended June 30, 2022, we recognized a foreign exchange loss of $0.5 million.
In the year ended June 30, 2023, we recognized an income of $0.1 million for the derecognition of right of use asset. There was no derecognition of right of use asset in the year ended June 30, 2022.
Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	678	382	296	77%
Interest expense	19,444	16,906	2,538	15%
Finance costs	$20,122	$17,288	2,834	16%
In the year ended June 30, 2023, we recognized an overall loss of $0.7 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facilities with NovaQuest and Oaktree, an increase in losses of $0.3 million as compared with a $0.4 million loss for the year ended June 30, 2022.
Within the $0.7 million loss in the year ended June 30, 2023, in relation to our existing credit facility with NovaQuest, we recognized a $0.9 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, an increase in gains of $0.4 million as compared with a $0.5 million gain recognized for the year ended June 30, 2022.
Also within the $0.7 million loss in the year ended June 30, 2023, in relation to our existing credit facility with Oaktree, we recognized a $1.6 million loss for remeasurement of borrowing arrangements of which $1.0 million relates to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows, an increase in losses of $1.6 million as compared with a minimal gain for the the year ended June 30, 2022.
In the year ended June 30, 2022, we also recognized a loss of $0.9 million for remeasurement of borrowing arrangements in relation to our extinguished senior debt facility of which $1.3 million related to prepaying the outstanding balance and extinguishing the loan. This loss was offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2023.
Interest expense increased by $2.5 million from $16.9 million for the year ended June 30, 2022 to $19.4 million for the year ended June 30, 2023.

In the year ended June 30, 2023, in relation to our loan and security agreement with Oaktree, we recognized $9.2 million of interest expense, compared with $5.2 million for the year ended June 30, 2022. This increase of $4.0 million was primarily due to the loan commencing in November 2021 resulting in interest expenses accruing for a reduced portion during the year ended June 30, 2022. Within the $9.2 million recognized in the year ended June 30, 2023, $6.0 million was recognized with regards to interest expense payable on the loan balance within the year of which $4.9 million was paid and $1.1 million was added to the outstanding loan balance and shall accrue further interest. A further $3.2 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2023 using the effective interest rate method over the period of initial recognition through maturity.
In the year ended June 30, 2023, in relation to our loan and security agreement with NovaQuest, we recognized $9.1 million of interest expense, an increase of $1.3 million as compared with $7.8 million for the year ended June 30, 2022. Interest expense relating to the NovaQuest loan is accrued on the loan principal balance and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”).
Within the $16.9 million interest expense in the year ended June 30, 2022, we recognized $3.3 million of interest expense in relation to our extinguished senior debt facility. There was no interest expense recognized in the year ended June 30, 2023 in relation to the extinguished senior debt facility.
In line with IFRS 16 Leases, we also recognized interest expenses of $0.5 million and $0.6 million in relation to lease charges for the year ended June 30, 2023 and 2022, respectively.
In the year ended June 30, 2023, we recognized $0.6 million of interest charges primarily in relation to manufacturing payments. There was no interest expense recognized in the year ended June 30, 2022 in relation to manufacturing payments.
Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Loss before income tax	(82,101)	(91,586)	9,485	(10%)
Income tax benefit	212	239	(27)	(11%)
Loss after income tax	$(81,889)	$(91,347)	9,458	(10%)
Loss before income tax was $82.1 million for the year ended June 30, 2023 compared with $91.6 million for the year ended June 30, 2022, a decrease in the loss by $9.5 million. This decrease is the net effect of the changes in revenues and expenses that have been discussed above.
A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2023, in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2022 in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
Comparison of Our Results for the Year ended June 30, 2022 with the Year ended June 30, 2021
For results of operations for the years ended June 30, 2022 and 2021, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our Annual Report on Form 20-F for the year ended June 30, 2022, filed with the SEC on August 31, 2022.
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
As of June 30, 2023, we held 67% of our cash in US$, and 33% in AU$. As of June 30, 2022, we held 97% of our cash in US$, and 3% in AU$.
Interest rate risk
Our main interest rate risk arises from the portion of our long-term borrowings with a floating interest rate, which exposes us to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. We can repay the loan facility at our discretion and we can also refinance if we are able to achieve terms suitable to us in the marketplace or from our existing lenders. In November 2021, we refinanced our variable interest rate loan with a fixed rate loan thereby eliminating our current exposure to interest rate risk on long-term borrowings. As at June 30, 2023, we do not hold any floating interest rate borrowings.
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
Price risk
Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest, where the timing and amount of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of pediatric SR-aGVHD. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs and expenses in the period the revision is made.
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

Contractual Obligations and Commitments
Contractual commitments:
Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2023.
In December 2019, we commenced production under our manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2023, the agreement contains a minimum remaining financial commitment of the non-lease component of $16.8 million, payable until December 2024, which is cancellable in limited circumstances. We have accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2023, the lease component is $3.0 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities. At our discretion, the minimum financial commitment under this manufacturing services agreement can be reduced by $12.2 million under certain conditions, with $1.1 million of this reduction relating to the lease component and $11.1 million relating to the non-lease component of the agreement.
We have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2023, we had $9.1 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services (excluding those with Lonza). This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, we are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.
We do not have any other purchase commitments as of June 30, 2023.
Lease commitment – as lessee:
We lease various offices under non-cancellable leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We subleased a portion of our office in Melbourne Australia under a non-cancellable lease expiring within 3 years. We also lease a manufacturing suite under a manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market expiring within 2 years from June 30, 2023, which is cancellable in limited circumstances.
Contingent liabilities
We acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with our use of the Medvet IP, on completion of certain milestones we will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million, and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.
We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2023 we have assessed that the probability of outflows is remote.
Capital commitments
We did not have any commitments for future capital expenditure outstanding as of June 30, 2023.

Australian Disclosure Requirements
Significant Changes in the State of Affairs
There have been no significant changes within the state of our affairs during the year ended June 30, 2023 except as noted in the “Important Corporate Developments” section included in Item 4.A.
Likely Developments and Expected Results of Operations
In August 2023, the FDA provided a complete response to our BLA resubmission for remestemcel-L for the treatment of children with SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with our overall commercial strategy to progress to adult populations, we intend to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. We will initially meet with the FDA to seek alignment on the trial design for the adult study at a Type A meeting scheduled in mid-September 2023.
Other significant milestones are expected in the upcoming financial year in relation to our other lead product candidates, as detailed elsewhere in this report.
Environmental Regulations
Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.
5.B    Liquidity and Capital Resources
Sources of Liquidity
We have continued our focus on maintaining tight control of net cash usage for operating activities, which was $63.3 million for the year ended June 30, 2023. As of June 30, 2023, we held total cash reserves of $71.3 million. We are implementing various cost containment and deferment strategies, including the reprioritization of projects and operational streamlining to manage net operating cash usage.
In August 2023, the FDA provided a complete response to our BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with our overall commercial strategy to progress to adult populations, we intend to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. In conjunction with implementing cost containment and deferment strategies, additional inflows from royalty monetization, capital markets, strategic partnerships or product specific financing will be required to meet our projected expenditure consistent with our business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our primary sources of liquidity have historically been equity raisings, upfront and milestone payments from strategic license agreements, and borrowings under our loan agreements. We also expect net sales to become a source of liquidity. While in the long-term we expect to be able to complete transactions, draw upon these facilities and achieve approval of our product candidates to provide liquidity as needed, there can be no assurance as to whether we will be successful or, if successful, what the terms or proceeds may be.

Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2023	2022	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(63,269)	(65,782)	2,513	(4%)
Net cash (outflows) in investing activities	(194)	(232)	38	(16%)
Net cash inflows/(outflows) by financing activities	74,502	(9,870)	84,372	NM
Net increase in cash and cash equivalents	11,039	(75,884)	86,923	(115%)
Comparison of cash flows for the Year ended June 30, 2023 with the Year ended June 30, 2022
Net cash outflows in operating activities
Net cash outflows for operating activities were $63.3 million for the year ended June 30, 2023, compared with $65.8 million for the year ended June 30, 2022, a decrease of $2.5 million. The decrease of $2.5 million is due to a decrease in cash outflows of $3.1 million and a decrease in cash inflows of $0.6 million in the year ended June 30, 2023, compared with the year ended June 30, 2022.
The $0.6 million decrease of inflows comprised: inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe decreased by $2.5 million during the year ended June 30, 2023, compared with the year ended June 30, 2022; received $1.1 million of receipts for research and development tax incentive during the year ended June 30, 2023, compared to $Nil for the year ended June 30, 2022; and inflows from interest receipts increased by $0.8 million in the year ended June 30, 2023, compared with the year ended June 30, 2022.
Outflows for payments to suppliers and employees decreased by $3.1 million from $75.8 million for the year ended June 30, 2022 to $72.7 million for the year ended June 30, 2023, primarily due to a decrease in payments in relation to product manufacturing and operating costs and research and development costs.
Net cash outflows in investing activities
Net cash outflows for investing activities remained consistent in the year ended June 30, 2023, compared with the year ended June 30, 2022.
Net cash inflows/(outflows) in financing activities
Net cash inflows for financing activities increased by $84.4 million for the year ended June 30, 2023, compared with the year ended June 30, 2022. The increase of $84.4 million is due to an increase in cash inflows of $28.4 million and a decrease in cash outflows of $56.0 million in the year ended June 30, 2023 compared with the year ended June 30, 2022.
The $28.4 million increase in inflows comprised: $45.1 million of proceeds received in August 2022 and $43.5 million of proceeds received in April 2023 on completion of global private placement during the year ended June 30, 2023, compared with $Nil for the year ended June 30, 2022; received $0.2 million in receipts from employee share option exercises during the year ended June 30, 2022, compared with $Nil for the year ended June 30, 2023. In the year ended June 30, 2022, received a total of $60.0 million of receipts for gross proceeds drawn pursuant to a five-year credit facility with Oaktree during the year ended June 30, 2022 compared with $Nil for the year ended June 30, 2023.
The $56.0 million decrease in outflows comprised: payments of $2.6 million and $2.8 million for lease liabilities during the years ended June 30, 2023 and 2022, respectively; payments of $6.0 million and $6.1 million for interest and other costs of finance during the years ended June 30, 2023 and 2022, respectively; payments of $4.9 million and $0.2 million for capital raising costs in the years ended June 30, 2023 and 2022, respectively; payments of $0.5 million and $5.5 million for borrowings costs in the years ended June 30, 2023 and 2022, respectively; repayment of the outstanding balance of $55.4 million to extinguish our senior debt facility in the year ended June 30, 2022.
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
Borrowings
Oaktree arrangement
In November 2021, we entered into a $90.0 million five-year senior debt facility provided by funds associated with Oaktree. We drew the first tranche of $60.0 million on closing. We will seek to extend our option to draw the additional $30.0 million tranche beyond September 30, 2023, subject to us achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum.
On November 19, 2021, Oaktree were granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at $7.26 per ADS, a 15% premium to the 30-day VWAP. We determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. In December 2022, we amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. We determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance.
In the year ended June 30, 2023, we recognized a loss of $1.6 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs. Within this $1.6 million loss, $1.0 million relates to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2022, we recognized a minimal gain in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.
We have pledged substantially all of our assets as collateral under the loan facility with Oaktree.

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
Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
In the years ended June 30, 2023 and 2022, we recognized a gain of $0.9 million and $0.5 million, respectively, in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
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
We have complied with the financial and other restrictive covenants of our borrowing facilities during the years ended June 30, 2023 and 2022.
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
5.E    Critical Accounting Estimates
Not applicable. See “Item 18. Financial Statements.”
Item 6.    Directors, Senior Management and Employees
6.A    Directors and Senior Management Personnel
Details of Directors and Senior Management
Board of Directors
Joseph Swedish, MHA
Chairman of the Board of Directors
Experience and expertise
Joseph. R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises. Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc., America’s leading health benefits provider. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare, ranking in the top 20 of the health sector’s most senior level executives, high-level government administrators, elected officials, academics, and thought leaders for five consecutive years. Prior to joining Anthem, Mr. Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. He has been a Mesoblast board member since June 2018, and also serves on the boards of IBM Corporation, CDW Corporation, and Centrexion Therapeutics. Mr. Swedish is a member of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association. Mr. Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University.
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
Former directorships of listed public companies within the last 3 years
None
Philip Facchina
Non-Executive Member of the Board of Directors
Experience and expertise
Mr. Facchina brings more than 35 years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Since 2018, Mr. Facchina has been Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ambulatory surgical center (ASC) market and its constituents. Prior to SurgCenter, Mr. Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr. Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr. Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr. Facchina currently serves as an independent director for ViON Corporation and MilltechFX, and is Advisor to the CEO of Johanna Foods Inc, where he chairs the Audit Committee. Previously, among other directorships and committee posts, Mr. Facchina served on the Board of Web.com (Nasdaq: WEB), where he led Corporate Governance.
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None
Michael Spooner, BCom
Non-Executive Member of the Board of Directors
Experience and expertise
Mr. Spooner has served on the Board of Directors since 2004. During this period he has filled various roles including as Chairman from the date of the ASX public listing in 2004 until 2007, Chair of the Audit and Risk Committee as well as a member of the Remuneration Committee . Over the past several years Mr. Spooner has served on the board of directors in various capacities at several Australian and international biotechnology companies, including BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003). He has been the Chairman of Simavita Ltd since May 2016 and Chairman of MicrofluidX since February 2018. Prior to returning to Australia in 2001, he spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy, and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr Spooner has owned and operated several international companies providing services and has consulted to a number of American and Asian public companies.
Other current directorships of listed public companies
Former directorships of listed public companies within the last 3 years
Chairman, Simavita Ltd (2016 - 2021)

Shawn Cline Tomasello, BS, MBA
Non-Executive Member of the Board of Directors - resigned effective August 18, 2022
Experience and expertise
With more than 30 years’ experience in the pharmaceutical and biotech industries, Shawn Cline Tomasello has substantial commercial and transactional experience. Since 2015, Ms. Tomasello had been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms. Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held key positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms. Tomasello currently serves on the Board of Directors of Gamida Cell, Ltd., AlloVir, 4D Molecular Therapeutics and Cabaletta Bio. She previously served on the board of Principia Biopharma; acquired by Sanofi, Abeona Therapeutics (resigned), Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA, Diplomat Specialty which was acquired by United Healthcare and Urogen Pharma. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati. Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.
Other current directorships of listed public companies
Director, Gamida Cell, Ltd. (since 2019)
Director, AlloVir (since 2022)
Director, 4D Molecular Therapeutics (since 2020)
Director, Cabaletta Bio (since 2023)
Former directorships of listed public companies within the last 3 years
Non-Executive Director, Diplomat Pharmacy, Inc. (2015 – 2020)
Director, Abeona Therapeutics, Inc. (2020)
Director, Principia Biopharma, Inc. which was acquired by Sanofi (2019-2020)
Director, UroGen Pharma (2018-2022)
Director, TCR Therapeutics Inc. which was acquired by Adaptimmune Therapeutics plc (2021-2023)
Philip Krause, MD
As of August 28, 2023 ceased Membership of the Nomination and Remuneration Committee.
Non-Executive Member of the Board of Directors
Experience and expertise
With over 30 years of experience at the Food and Drug Administration, Dr. Krause has a unique combination of scientific, regulatory, clinical, and public health experience. He is a physician with board certification in internal medicine and infectious diseases and a researcher with over 100 publications on topics spanning clinical evaluation of vaccines, viral pathogenesis and immunology, and biological product development. He is currently an independent consultant, providing strategic and regulatory advice related to biological product development. He recently served as deputy director of FDA’s Office of Vaccines Research and Review, where he led assessments of biological products for evaluation and licensure and helped to oversee the development and evaluation of all vaccines authorized and licensed in the US from 2011-2021. He graduated from Yale Medical School (MD), Florida State University (MBA) and the University of Illinois (BS and MS in Computer Science). Dr Krause has a strategic advisory consulting role with Mesoblast, providing advice on regulatory strategies.
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None

Jane Bell – B.Ec, LLB, LLM (London)
Appointed as a Non-Executive Member of the Board of Directors on August 18, 2022
Experience and expertise
Ms. Bell is a banking and finance lawyer with 30 years experience in international law firms, financial services and corporate treasury operations focusing on international investment transactions in the United States, Canada, Australia and the United Kingdom. She has served as a non-executive Director in a diverse range of highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms. Bell currently serves as Deputy Chair of Monash Health and Chair of its Audit Committee, Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care across an extensive network of hospitals, rehabilitation, aged care, community health and mental health facilities. She is also a current non-executive Director of Amplia Therapeutics and Chair of its Audit and Risk Committee (ASX:ATX) as well as Jessie McPherson Private Hospital. From 2014 until 2021 she was a director of U Ethical, Australia’s first ethical funds manager with over $1.2B of funds under management, and a member of its Investment Committee. She is a former Chair of Melbourne Health and former director of Hudson Institute of Medical Research. In 2023, Ms Bell was appointed a Member of the Order of Australia (AM) for significant service to governance in the medical research, healthcare and not-for-profit sectors.
Other current directorships of listed public companies
Non-Executive Director, Amplia Therapeutics Limited (since 2021)
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

Senior Management – Key Management Personnel
Silviu Itescu, MBBS (Hons), FRACP, FACP, FACRA
Chief Executive Officer (CEO)
Executive Member of the Board of Directors
Experience and expertise
Dr. Itescu has served on the Board of Directors since the Company's founding in 2004, was Executive Director from 2007, and became Chief Executive Officer and Managing Director in 2011. Prior to founding Mesoblast in 2004, Dr. Itescu established an international reputation as a physician scientist in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. Dr Itescu has been a faculty member of Columbia University in New York, and the University of Melbourne and Monash University in Australia. In 2013, Dr Itescu received the inaugural Key Innovator Award from the Vatican’s Pontifical Council for Culture for his leadership in translational science and clinical medicine in relation to adult stem cell therapy. In 2011, Dr. Itescu was named BioSpectrum Asia Person of the Year. Dr. Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and has served on the board of directors of several publicly listed life sciences companies.
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None
Eric Rose, MD
Chief Medical Officer (CMO)
Executive Member of the Board of Directors
Experience and expertise
Dr. Rose is a highly respected physician scientist with focus on clinical investigation, drug discovery, biodefense, and health policy. As a world-renowned heart surgeon and scientist, Dr. Rose led the Columbia Presbyterian heart transplantation program from 1982 through 1992 and made history in 1984 when he performed the first successful pediatric heart transplant. From 1994 through 2007, he served as Chairman of Columbia University’s Department of Surgery and Surgeon-in-Chief of Columbia Presbyterian Medical Center in New York. During this time his leadership of the NIH supported program Randomized Evaluation of Mechanical Circulatory Support in Heart Failure (REMATCH) resulted in the first FDA approval of an implantable left ventricular assist device for long term circulatory support, spawning an entire new industry. From 2007-2011, Dr. Rose served on the National Biodefense Scientific Board which advises the United States Health and Human Services Secretary on biodefense, influenza, and emerging diseases. In 2007 he was appointed Chairman and CEO of SIGA Technologies where he oversaw development of the first antipoxviral drug approved in the United States, TPOXX for the treatment of smallpox. Dr. Rose played a key role in obtaining FDA approval of the drug in 2019, and he was responsible for securing contracts with BARDA under which the US Government has procured 1.7 million courses of TPOXX for more than US$1billion into the Strategic National Stockpile (SNS). Dr. Rose’s tenure on the ABIOMED board ended in December 2022 with the sale of the company to Johnson & Johnson for $17.7 billion.
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
Chairman, SIGA Technologies, Inc. (2017 - 2021)
Non-executive Director, ABIOMED, Inc. which was acquired by Johnson & Johnson. (2007 - 2012, 2014 - 2022)
Other Senior Management
Andrew Chaponnel, BCom, CAANZ
Chief Financial Officer (interim)

Mr. Chaponnel has around 25 years of experience in finance roles including 11 years with Mesoblast, initially as the Group Financial Controller (6 years), then as Head of Finance (3 years) and now as interim Chief Financial Officer for the past two years. As part of Mesoblast Group finance leadership he has been integral to the implementation and maintenance of our borrowing arrangements, various strategic partnerships, equity placements, the NASDAQ IPO and leads both ASX and NASDAQ financial reporting. Previously Mr. Chaponnel has held several roles including management roles in chartered accountancy, logistics, retail and a CFO role within construction before moving into Healthcare. He is a member of the Chartered Accountants of Australia & New Zealand.
Fred Grossman D.O. FAPA
Resigned effective January 30, 2022 but remained a consultant until January 31, 2023
Chief Medical Officer
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
The Mesoblast board of directors (“the Board”) presents the 2022/2023 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements.
The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2023.
(Start of the Remuneration Report for Australian Disclosure Requirements)
Introductory Comments from Bill Burns, Nomination and Remuneration Committee Chairman
Mesoblast is a late-stage development company. During the year there was a concerted focus on the Biologics License Application (“BLA”) submission and continued dialogue with the United States Food & Drug Administration ("FDA"), involving all programs in our late-stage clinical pipeline. With the recent FDA decision requesting further work before achieving approval for the Company’s lead product candidate, the Company is now focused on the reduction of cash burn and conducting the required study for licensure by the FDA.
Within the backdrop of uncertain financial markets, throughout FY23 management continued to implement measures focused on financial discipline and accountability throughout the year, working on reducing operating expenditure. The net cash usage for operating activities in this fiscal year was reduced by a further 4%. In April 2023, the Company raised net proceeds of US$40.0 million, strengthening our balance sheet as we progressed activities for the potential launch and commercialization of remestemcel-L.
The Company’s market valuation has been hard hit by the recent FDA decision and associated company announcement on August 4, 2023, resulting in a Mesoblast share price lower than this time last year. Since that time, the Company is concentrating resources on investing in clinical and regulatory progression of remestemcel-L for steroid-refractory acute graft versus host disease (SR-aGVHD) and rexlemestrocel-L for chronic low back pain (CLBP). To support the Company's investment in these research and development programs and preserve cash, the Company is implementing a number of costs containment and deferment strategies including the following changes to remuneration:

•The CEO and CMO have volunteered to reduce their base salary by 30% for the next 12 months. In compensation for the reduction in cash pay, an option grant will be proposed which will increase their long-term equity-based at-risk pay, further aligning their interests to those of shareholders, subject to shareholder approval. The program will also be offered to our management team;
•Cash payment of the STI relating to the financial year ended June 30, 2023 has been deferred and is dependent on an FDA approval; and
•Non-executive directors have voluntarily deferred 100% of the cash payments for their director fees and agreed to receive 50% of their fees in long-term non-cash incentives, subject to shareholder approval. No cash payments will be made until we receive an FDA approval.
During the fiscal year 2023, a huge amount of time and effort has gone into addressing the outstanding Chemistry, Manufacturing, and Controls ("CMC") issues including work on potency assays. Alongside this, the team has been busy ensuring other key programs continue to progress which included important interactions and feedback from FDA on chronic heart failure and chronic low back pain programs. The latter is in a position to move into a second Phase 3 trial.
As a biotechnology company, we believe our proactive approach to cyber security and environment, social and corporate governance (ESG) is in our DNA. We are researchers and developers focused on making peoples’ lives better. We combine this active spirit with formal programs and are continuously working to make improvements for not only our employees, our stakeholders and continuity of business. Mesoblast’s programs for health, safety and well-being ensured all employees were able to continue to work remotely and hybrid. As a small late-stage biotechnology company our manufacturing and supply chain, is outsourced to third-party providers. We implement a rigorous due diligence process to ensure that our suppliers place an equal importance on their ESG obligations as what we do at Mesoblast.
The CEO and C-suite executives are evenly split between Australia and the United States and Mesoblast are finely balancing the remuneration packages for value and retention across our sites. Senior executive benchmarked salaries have remained the same for several years. Exercising restraint and responsible remuneration management was positively received by the investors who voted for the remuneration resolution at the 2022 AGM with an approval vote of 95%.
The focus to preserve cash resources for investment in research and development is consistent with the focus of executive remuneration, which continued to comply with the following board approved conditions:

•The long-term incentives (LTI) remain a major part of the executive KMP’s remuneration. It is subject to achievement of milestone conditions over three years, with vesting after 3 years if these are met. If milestones are met sooner up to 1/3 of the LTI may vest in any one year;
•The options only have value if they vest and then only if share price exceeds the exercise price at grant after they vest; and
•The short-term incentive (STI) for the CEO and senior executive opportunity remained unchanged.
In FY23, the remuneration mix is weighted towards long term performance to ensure the executive outcomes are aligned to those of the shareholders. The milestone LTI awards in the biotechnology sector typically have a higher risk profile than those in the broader market and may not materialize to levels anticipated at grant.
The executives only receive the value from any milestone options that vest if shareholders also realize increases in the share price over the same period. Our decision to maintain this framework in FY23 is also consistent with the stated preference of our investors for long term at risk pay that is aligned to increasing shareholder wealth.
In terms of outcomes, the Board assessed our company’s KPI performance for the financial year ended June 30, 2023 as achieving 60% of target. While this reflects achievement of several significant financial and operational goals, when assessed in the context of our current cash position, the Board determined that performance did not meet a sufficient threshold for an STI payment. The STI payment for the financial year ended June 30, 2023 has been deferred and is dependent on an FDA approval.
Despite progress towards certain milestones in the year resulting in the vesting of a limited amount of LTI milestones for both the CEO and CMO, given the market reaction to the FDA decision, these and all other LTI grants remain well under water and have zero intrinsic value.
On balance, we believe the remuneration framework, including the absence of any fixed remuneration increases over several years, the Board's decision to defer any cash payment of the FY23 STI until FDA approval has been achieved, and the use of share options as an LTI vehicle has worked for shareholder alignment in terms of executive focus on what is of value and in terms of realized outcomes.
I invite you to read the remainder of the remuneration report and welcome your feedback.

Bill Burns
Nomination and Remuneration Committee Chairman

Key Management Personnel (KMP)
Key management personnel (KMP), defined as individuals who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, and including all directors, are listed in Table 1.
Table 1 – Mesoblast KMP during FY2023, including to the Date of this Report

Name	Position	Country	Portion of FY2023 year served as KMP
Non-executive directors

Joseph Swedish	Independent Chairman, Board of Directors Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Full Year

William Burns	Independent Vice Chair, Board of Directors Chair, Nomination and Remuneration Committee	Switzerland	Full Year

Michael Spooner	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	Singapore	Full Year

Shawn Cline Tomasello	Independent Non-executive Director Member, Nomination and Remuneration Committee	US	Resigned effective August 18, 2022

Philip Facchina	Independent Non-executive Director Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Full Year

Philip Krause	Independent Non-executive Director Member, Nomination and Remuneration Committee (ceased August 28, 2023)	US	Full Year. As of August 28, 2023 no longer considered an independent director and ceased Membership of the Nomination and Remuneration Committee.

Jane Bell	Independent Non-executive Director (from August 18, 2022) Member, Nomination and Remuneration Committee (from August 24, 2022) Member, Audit and Risk Committee (from August 24, 2022)	Australia	Appointed effective August 18, 2022

Executive directors

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year
Eric Rose	Chief Medical Officer Executive Director	US	Full Year

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
The Nomination and Remuneration Committee is wholly comprised of independent members. The board is satisfied that all members of the Nomination and Remuneration Committee during the reporting period are independent, including Michael Spooner despite his long-standing tenure on the board and brief role as an executive Chairman following the company’s incorporation.
The Nomination and Remuneration Committee is primarily responsible for making recommendations to the Board on:
•Board appointments
•Non-executive director fees
•Executive remuneration framework

•Remuneration for executive directors, namely the CEO, and other key executives
•Short-term and long-term incentive awards
•Share ownership plans
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
Executive Remuneration Strategy
The Company’s remuneration strategy is designed to ensure Mesoblast can:
•Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis
•Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.
Our team is small. Mesoblast has only 83 employees, 59% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue in a consistent manner to work towards what are difficult, complex and long-term goals.
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
To have a chance of success, it is imperative that executives
a)possess the specialized skills to understand the complex products being developed and the various regulatory requirements imposed across the globe
b)apply high degrees of discipline to ensure research and trials are undertaken safely and effectively, to a rigorous standard and schedule, within tight budget constraints
c)seek to deliver earlier, with lower costs, key, well-defined milestones critical to progressing Mesoblast technology
d)stay focused on the end goal of commercialization.
While it may be many years from initial research until milestones lead to profitable outcomes, this does not reduce the importance of the milestones themselves. Without the interim milestone steps on the way to therapy commercialization, the extensive safety and efficacy data required would not be sufficient and approval by global regulatory authorities would not be achievable. Time and costs are an important component in this process of research, testing and milestone achievement, as both have compounding effects on shareholder value.
To address the above, Mesoblast’s remuneration framework comprises:
-competitive fixed remuneration
-annual incentives payments contingent on intensive research, approvals and trials being undertaken on time and budget

-longer term milestone-based incentive payments
-payment delivered, in part, as options, which conserves cash, aligns with shareholder interests, and focuses executives on strategy, risk management, and execution that optimizes shareholder value.
Mesoblast generally sets cash-based STIs at a lower quantum than option-based LTIs to conserve cash flow, focus executives on value creation, and align executives with shareholders.
The current average tenure of our executive team of 9 years suggests that the framework works well to attract and retain appropriate executive leadership.

Executive Remuneration Framework
Further details on the Mesoblast Executive Remuneration Framework is provided in Table 2 – Executive Remuneration Framework.
Table 2 – Executive Remuneration Framework

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
Serves multi-pronged purpose:
-Aligns remuneration outcomes with shareholder wealth creation.
-Provides a framework for wealth creation by prioritizing key objectives that are critical for long-term profitability.
-Rewards speed of achievement, that can have long term compounding effects
-Retains employees via deferral
-Provides value only if milestones accumulate for increases in share price, aligning with the shareholder experience.
-Conserves cash.
-Enables risk management via malus.

Process	Assessed annually on market relativities in relevant markets based on position accountabilities. The Nomination and Remuneration Committee makes specific recommendations to the board on remuneration packages for senior executives for approval.	Paid annually for performance against annual corporate and individual KPIs. The Nomination and Remuneration Committee sets the CEO’s KPIs. These are used to measure the company performance, which determines the pool available for other employees. Allocations from that pool for senior management are determined with reference to individual KPIs which have been set by the CEO. Resulting outcomes are approved by the Nomination and Remuneration Committee.	The Nomination and Remuneration Committee assesses vesting for the LTI milestones.

Eligibility	All employees	All employees hired on or before March 31, 2023 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.

Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.	Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash. Current CEO maximum STI: 50% of Fixed Remuneration. Current CMO maximum STI: 50% of Fixed Remuneration.
Set using a percentage of fixed pay as a guideline.
Current CEO maximum LTI: approximately 200% of fixed remuneration.
As disclosed in the FY20 AGM, the CEO grant was increased to bridge some of the gap with industry LTI practice while also decreasing the weighting of the CEO fixed remuneration and STI.
Current CMO maximum LTI: 100% of fixed remuneration, excluding a sign on LTI granted
The actual grant value for the CEO and CMO LTI may vary year on year from this proportion based on various factors being taken account including:
-shareholder dilution
-internal relativities
-share price volatility
While the value may fluctuate on a year-to-year basis, the guideline should stand on a long term basis.

Delivered as	Cash	Cash	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the higher of the VWAP of the 5 ASX trading days up to board approval of the grant, and the last closing price of an ordinary share on the ASX at board approval.

Performance and service period	N/A	1 year	Three years with provision for earlier vesting limited to one third per year to (a) encourage speed of achievement, and (b) defer material amounts for better governance and (c) encourage executive focus on achievements that have a longer term impact on shareholder value.

Discretion, malus and clawback	N/A	The board has the authority to use its discretion to amend individual outcomes “in year”, including down to zero, prior to any payment.	The board has ultimate discretion in determining vesting outcomes. Until options are exercised, the board may also apply discretion in situations where executives have behaved dishonestly or fraudulently to lapse options (unvested and vested).

Cessation of employment		No award will be made to employees who have ceased employment.	Unvested options are forfeited unless Board exercises discretion. Vested options can be retained subject to being exercised within a certain period specified in our Employee Share Option Rules (usually 60 days of cessation).

Hedging	The company’s share trading policy prohibits hedging via the company’s derivatives.

Oversight	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.
Remuneration Mix
FY23 target remuneration mix at maximum for the CEO and the CMO is described in Figure 1.
Figure 1 – Executive KMP Remuneration Mix.
The actual grant value year-on-year may vary from the target remuneration mix depending on factors such as:
•Dilution considerations
•Internal relativities
•Date of grant

Responses to frequent questions on the Mesoblast framework
The following table presents responses to common queries on the Mesoblast remuneration framework.
Table 3 – Executive Remuneration Framework

Why do you use milestone performance measures for the STI and LTI?	Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our company. What creates lasting shareholder value are successful outcomes from research and development, entry into new collaborations and achievement of other planned and well considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for a sober, fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice.
Why does some of the long term incentive award vest earlier than a three year period?	Within biotechnology, basing long term incentives on achievement of performance milestones is an established method for aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier achievement is better, because if milestones are achieved earlier then less cash will have been used by the Group to support the program and associated overheads than if achieved at the end of 3 years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for 3 years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones with most value potential given limited resourcing, and impact on longer term share price, but so far we have not found any quite as effective.
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
With respect to gender diversity, as at June 30, 2023, 53% of the Company’s employee base were female and 33% of the Company’s senior executives were female. The Board is conscious of the gender imbalance at board level (with only one of the six non-executive directors being female) and has an objective to increase this number as vacancies arise and circumstances permit.

Why is there no STI deferral?
STI is not a heavily weighted part of the remuneration framework across the Company.
There is sufficient remuneration deferred already, in the form of unvested options, that would be at risk in the event of poor conduct, mismanagement or reputational damage.

Why is there no consideration of ENS (Environment and Sustainability) issues in the STI or LTI vesting considerations?	Mesoblast’s mission to bring to market innovative medicines comprised of naturally-occurring cellular materials to treat serious and life-threatening illnesses is fundamentally consistent with ENS principles, although there are relevant supply chain and carbon footprint considerations. At this stage, Mesoblast’s physical footprint is limited to office and laboratory space for its employee base of less than 100, so while management is actively engaged in reducing the Company’s carbon footprint, its ability to materially improve its ENS impact is currently limited. We will continue to consider having ENS-related remuneration milestones in the future, in particular if and when Mesoblast has its own manufacturing facilities and approved products.
Mesoblast performance during FY2023
Table 4 provides share price performance data and selected financial results.
Table 4 – Company share price performance and selected financial results over the last five years

	Currency	2023	2022	2021	2020	2019
Share price (ASX:MSB)
– closing at June 30	A$	1.14	0.61	1.98	3.25	1.48
– high for the year	A$	1.28	2.10	5.50	4.45	2.34
– low for the year	A$	0.68	0.61	1.72	1.02	1.04
Market capitalization at June 30 (millions)	A$	924	397	1,285	1,898	738
– increase/(decrease) – (millions)	A$	527	(888)	(613)	1,160	24
– increase/(decrease) – as %		133%	(69%)	(32%)	157%	3%
Revenue (millions)	US$	7.5	10.2	7.5	32.2	16.7
- increase/(decrease) - as %		(27%)	37%	(77%)	92%	(4%)
Loss before income tax (millions)	US$	82.1	91.6	99.6	87.4	98.8
Net Assets (millions)	US$	501.8	497.0	581.4	549.3	481.1
Dividends paid		—	—	—	—	—
Return of Capital to Shareholders		—	—	—	—	—

During FY23 Mesoblast completed the resubmission of the Biologics License Application (BLA) to FDA for remestemcel-L for the treatment of pediatric SR-aGVHD. In August 2023, the FDA provided a complete response to our BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data.
Mesoblast intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. Completing an adult study is in line with our overall commercial strategy, which envisioned a sequenced progression from pediatric to adult SR-aGVHD indications. As part of its review the FDA completed the Pre-License Inspection ("PLI") of the manufacturing facility, did not issue any Form 483, and found no objectionable conditions. In addition, FDA acknowledged in the resubmission review that changes implemented appear to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial.
Mesoblast continued its focus on financial discipline and accountability throughout the year. After reducing net cash usage for operating activities by 35% in the financial year ended June 30, 2022 we continued to contain our spend, reducing net cash usage for operating activities by a further 4% in the financial year ended June 30, 2023. This has resulted in a significant reduction in operating expenditure, effectively preserving capital and extending the Company’s cash runway.
In relation to funding, with support from its largest shareholders the Company raised $45.0 million and $40.0 million through private placements in August 2022 and April 2023, respectively. These raises strengthen our consolidated balance sheet as we undertake activities for the potential launch and commercialization of remestemcel-L.
In summary management executed on the following corporate achievements:
-We closed a $45 million private placement in August 2022 for which credit was attributed in the FY22 STI assessment, and a further $40 million was raised through a private placement in April 2023.
-Our senior debt facility was successfully refinanced to extend the availability of undrawn tranches to align with our regulatory timelines.
-During the year we appointed Jane Bell as a non-executive director and appointed Dr. Philip Krause, a member of the Board of Directors, to a formal strategic advisory role. Dr. Krause will advise the Group on its regulatory strategies related to broadening out the remestemcel-L platform, including the ground breaking treatment for SR-aGVHD, inflammatory bowel disease and inflammatory lung disease, and the second-generation platform rexlemestrocel-L, including the Phase 3 candidates for discogenic chronic lower back pain and inflammatory heart failure.
In relation to our product candidates, management executed on the following achievements:
-The DREAM-HF Phase 3 trial results were published in the premier peer-reviewed journal for cardiovascular medicine, the Journal of the American College of Cardiology (“JACC”). The results of the randomized, double-blind, controlled study in 537 patients showed that Mesoblast’s mesenchymal precursor cell therapy (“MPCs”; rexlemestrocel-L) strengthened heart function at 12 months, as measured by left ventricular ejection fraction (“LVEF”) and decreased cardiovascular death, myocardial infarction (“MI”) or stroke in patients with chronic heart failure due to reduced ejection fraction (“HFrEF”) over a mean follow-up of 30 months.
-Two studies on the remestemcel-L for the treatment of children with SR-aGVHD were selected by peer review to be presented at the 2023 Tandem Meetings of the American Society for Transplantation and Cellular Therapy ("ASTCT") and the Center for Blood and Marrow Transplant Research ("CIBMTR").
-The FDA Office of Tissues and Advanced Therapies ("OTAT") had granted Regenerative Medicine Advanced Therapy ("RMAT") designation for rexlemestrocel-L in the treatment of CLBP associated with disc degeneration, in combination with hyaluronic acid (HA) as delivery agent for injection into the lumbar disc.
-Resubmitted to the FDA the BLA for approval of remestemcel-L in the treatment of children with SR-aGVHD
-Announced top-line long-term survival results for remestemcel-L from a four-year observational cohort survival study performed by the CIBMTR on 51 evaluable children with SR-aGVHD who were enrolled in Mesoblast’s phase 3 clinical trial (MSB-GVHD001) of remestemcel-L across 20 centers in the US. The results showed durable survival through 4 years of follow-up.
-Announced that analysis from the DREAM-HF Phase 3 trial showed that patients with chronic heart failure and reduced ejection fraction (“HFrEF”) treated with rexlemestrocel-L demonstrated greater improvement in the pre-specified analysis of left ventricular ejection fraction at 12 months relative to controls. Improvement in LVEF was most pronounced in the setting of inflammation and preceded long-term reduction in the 3-point MACE of cardiovascular death, non-fatal heart attack or stroke.

Remuneration outcomes for the year ended June 30, 2023
STI
The CEO’s STI objectives and outcomes for FY23 are described in Table 5.
The Board assessed our company’s performance on these KPIs for the financial year ended June 30, 2023 as achieving 60% of targets. This reflects achievement of several significant operational goals. When assessed in the context of our current cash position, the Board determined that performance did not meet a sufficient threshold for an STI payment in FY23. Subsequent to FY23, there has been a modification to the conditions of achievement of the STI outcome relating to the financial year ended June 30, 2023, which is now dependent on an FDA approval of remestemcel-L in the treatment of graft versus host disease for employees who remain employed with Mesoblast through to at least June 30, 2024.

Table 5 - Performance against FY23 STI KPIs
KPI Category/Performance Assessment	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on FDA approval of Remestemcel-L for the treatment of acute GVHD
Despite the FDA issuing a Complete Response Letter (CRL) to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD requiring more data to support marketing approval, including potency assay or clinical data, progress was made during the year with the FDA completing a Pre-License Inspection of the manufacturing facility after which they did not issue any Form 483, and found no objectionable conditions. In addition, FDA acknowledged in the resubmission review that changes implemented appear to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial. In line with the Group's overall commercial strategy to progress to adult populations, the Group intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. The Board acknowledges that the BLA resubmission timeline has not been achieved as planned and therefore the Board assessed that this objective was only partially achieved.
	45%	44%	20%
Execute on Financing Strategy
In relation to Finance, there have been substantial achievements during the year. Our senior debt facility was successfully refinanced to extend the availability of undrawn tranches to September 30, 2023. We closed a $45 million private placement in August 2022 for which credit was attributed in the FY22 STI assessment, and a further $40 million was raised through a private placement in April 2023. The Board has decided this objective has been met.	25%	100%	25%
Execute on Pipeline, Manufacturing Process Development and Organizational Structure & Development
During the year we progressed the development of our pipeline assets, enhanced our manufacturing processes and appointed one of our existing non-executive directors, Dr Philip Krause, to a formal strategic advisory role. Despite this progress, because Dr Krause was already a director and a key element of the KPI was to appoint senior management and improve diversity, the Board has decided this objective has been partially met.	30%	50%	15%
LTI
Two conditions must be met for milestone options to vest.
•The milestone for that option must be met
•Achievement must be within the performance period
When LTI milestones are set it is not expected that all or any milestones will be achieved within the next 12 months. The LTI plan is designed to align the CEO objectives with creating long term shareholder value.
The vesting of the CEO’s LTI is based on meeting clinical and commercialization milestones, as well as completion of licensing or collaboration agreements to build shareholder value.
Details on the LTI options that could have vested based on both FY23 performance and prior year performance are summarized in Table 6a, along with the financial year in which those options will vest after milestones have been met.

Where an LTI milestone remains commercial in confidence it has been described in general terms. Many milestones also have an associated delivery window and/or budget which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.
Table 6a – LTI Outcomes of CEO milestone-based grants

	Number of options granted/Date granted	Milestone	Portion of grant attributed to milestone	Status	FY in which the tranche will vest after factoring in time- based vesting conditions
CEO	2,325,000 Nov 2022(1)	•Commercial and clinical milestones in relation to the potential launch of remestemcel-L. •Financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms	60% 40%	Pending Pending	Pending Pending
1,550,000 Nov 2021(2)
•Regulatory/Commercialisation progress with respect to our aGVHD program and clinical progress across the Company’s lead programs with specific allocation for each program milestone based on priority.
•Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.
•Manufacturing milestones related to process development.
			40% 40% 20%	33% Achieved 7% Pending Pending Pending	FY23 - Nil(6) FY24 - 100% Pending Pending Pending

1,200,000 Nov 2020(3)
•Clinical/Commercialisation milestones related to clinical and commercialization progress across the Company’s lead programs.
•Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.
•Manufacturing milestones related to process development.
		40% 40% 20%	Achieved Pending Achieved	FY22- Nil(7) FY23- 55.6% FY24- 44.4% Pending FY22- Nil(7) FY23- 55.6% FY24- 44.4%
1,346,667(4) Nov 2019	•Granting of a PDUFA date for remestemcel-L(5). •US FDA approval of remestemcel-L(5).	50% 50%	Achieved during FY20 Pending	FY21- 66.7% FY22- 33.3% Pending
(1)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM. 538,667 of the options granted were not milestone based and have not been included in the above table. The 538,667 options were granted as a substitute for a reduction made to the FY19 short-term cash bonus to conserve cash.
(5)For the treatment of pediatric SR acute GVHD.
(6)Regardless of when the milestone was achieved, the milestone vesting date is determined as the date of Board approval. In this case Board approval was in July 2023.
(7)Regardless of when the milestone was achieved, the milestone vesting date is determined as the date of Board approval. In this case Board approval was in August 2022.

Table 6b – LTI Outcomes of CMO milestone-based grants

	Number of options granted/Date granted	Milestone	Portion of grant attributed to milestone	Status	FY in which the tranche will vest after factoring in time- based vesting conditions
CMO	900,000 Nov 2022(1)
•Milestones related to the regulatory progress of remestemcel-L for pediatric patients with SR-aGVHD with the United States Food and Drug Administration (FDA), including the resubmission of its Biologics License Application and its potential approval by the FDA.
•Milestone related to the clinical progress of the Company’s lead products.
			67% 33%	34% Achieved 33% Pending Pending	FY24 - 100% Pending Pending
(1)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.

Table 7 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.
Table 7 – Statutory remuneration paid to executive KMP

		Short-term benefits
			Base salary	Short-term cash bonus	Annual Leave/ Holiday Pay(1)	Non- monetary benefits	Health and Other Benefits (2)	Post-employment benefits Super- annuation	Long-term benefits Long service leave(1)	Share- based payments Options	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%

Silviu Itescu	2023	A$	1,010,000	—	77,694	—	—	25,292	16,880	536,138	—	1,666,004	32%
Silviu Itescu	2022	A$	1,010,000	303,000	46,616	—	—	23,568	16,880	569,314	—	1,969,378	44%
Eric Rose	2023	A$	916,542	—	5,878	—	34,194	—	—	578,236	—	1,534,850	38%
Eric Rose	2022	A$	354,377	106,313	27,273	—	—	—	—	71,560	—	559,523	32%
Total Executive Directors	2023	A$	1,926,542	—	83,572	—	34,194	25,292	16,880	1,114,374	—	3,200,854	35%
Total Executive Directors	2022	A$	1,364,377	409,313	73,889	—	—	23,568	16,880	640,874	—	2,528,901	42%
Total Executive Directors	2023	US$(3)	1,292,710	—	56,077	—	22,944	16,971	11,326	747,745	—	2,147,773	35%
Total Executive Directors	2022	US$(3)	986,581	295,974	53,430	—	—	17,042	12,206	463,416	—	1,828,649	42%

Josh Muntner	2022	A$	88,047	—	4,066(4)	—	9,011	—	—	(288,561)	—	(187,437)	154%
Total Executive KMP	2022	A$	88,047	—	4,066	—	9,011	—	—	(288,561)	—	(187,437)	154%
Total Executive KMP	2022	US$(3)	63,667	—	2,940	—	6,516	—	—	(208,659)	—	(135,536)	154%
(1)Annual leave and Long service leave reflect the movement in provision balances at June 30, 2023 compared with June 30, 2022.
(2)Includes health, dental, vision, life, long and short-term disability insurances.
(3)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6710 has been used for the year ended June 30, 2023 and 1:0.7231 for the year ended June 30, 2022.
(4)The comparative figure for Josh Muntner for June 30, 2022 has been updated, resulting in an decrease of A$46,730 in the Annual Leave/Holiday Pay.
Fixed remuneration
The CEO fixed remuneration has not changed since 2015. Eric Rose was appointed as our CMO in FY22, his monthly fixed remuneration did not change in FY23.
Non-Executive Director (“NED”) Remuneration
As at June 30, 2023 the Board comprised of six NEDs; one based in Australia, three in the United States, one in Singapore and one in Switzerland. These directors are global experts in the biopharmaceutical industry and capital markets, each with relevant experience in biotechnology and/or healthcare industries.
The NED fees (in Table 8) reflect responsibilities and work involved with directing a company of Mesoblast’s technological and geographical complexity, our financial position, regulatory and compliance context, and market practice in each director’s domicile. The fee levels and structures reflect what is necessary to recruit and retain directors with global experience in this industry. There have been no changes to NED fees from last year.

Table 8 – NED fees
(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2023
Position	Currency	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair	US$	250,000	—	—
Chair	A$	—	20,000	20,000
Vice Chair	A$	175,000	—	—
Member	A$	128,250	10,000	10,000
The NEDs' fixed fees for their services are not to exceed a maximum fee pool of A$1,500,000, as approved by shareholders at the 2018 Annual General Meeting.
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
The grants enable Mesoblast to secure NEDs with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of our NED LTI grants at the November 2022 and 2021 AGMs.
Further details on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs
Details of the remuneration of our NEDs for the years ended June 30, 2023 and June 30, 2022 are in Table 9.
Table 9 – Director Fees

	Year	Currency	Base Salary	Super- annuation	Share-based payments Options	Total Statutory Remuneration
Jane Bell	2023	A$	128,798	13,524	66,804	209,126
Jane Bell(1)	2022	A$	—	—	—	—
William Burns	2023	A$	195,247	—	3,989	199,236
William Burns	2022	A$	185,000	—	19,525	204,525
Philip Facchina	2023	A$	148,497	—	55,120	203,617
Philip Facchina	2022	A$	137,417	—	124,921	262,338
Philip Krause	2023	A$	138,497	—	69,199	207,696
Philip Krause	2022	A$	34,873	—	7,638(4)	42,511
Donal O'Dwyer	2022	A$	105,500	10,550	2,534	118,584
Eric Rose(2)	2023	A$	—	—	3,989	3,989
Eric Rose(2)	2022	A$	74,813	—	19,525	94,338
Michael Spooner	2023	A$	158,250	—	—	158,250
Michael Spooner	2022	A$	158,250	9,231	2,534	170,015
Joseph Swedish	2023	A$	372,276	—	—	372,276
Joseph Swedish	2022	A$	344,157	—	19,731	363,888
Shawn Tomasello	2023	A$	23,042	—	—	23,042
Shawn Tomasello	2022	A$	138,250	—	463	138,713
Total Non-Executive Directors	2023	A$	1,164,607	13,524	199,101	1,377,232
Total Non-Executive Directors	2022	A$	1,178,260	19,781	196,871	1,394,912
Total Non-Executive Directors (3)	2023	US$	781,451	9,075	133,597	924,123
Total Non-Executive Directors (3)	2022	US$	851,999	14,304	142,357	1,008,660
(1)Jane Bell was appointed on August 18, 2022 and was paid $Nil director fees in the year ended June 30, 2022.
(2)Eric Rose has been a non-executive director of Mesoblast since 2013. On February 1, 2022, he was appointed as an executive director of Mesoblast and payments of director fees ceased at that time. Share-based payments reported as part of Eric’s director fees above relate to options granted during his appointment as a non-executive director.
(3)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6710 has been used for the year ended June 30, 2023 and 1:0.7231 for the year ended June 30, 2022.
(4)At June 30, 2022, an estimate of the expense relating to the option award on appointment for Philip Krause was omitted from the Share-based Payments Options. The comparative figure has been updated, resulting in an increase of A$7,638 in the Share-based Payments Options.

Terms and conditions of option grants and equity holdings
Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2023 and June 30, 2022 are provided in the tables below.
Table 10 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2023
Silviu Itescu(5)	2,325,000	32%	1,422,203	—	—
Eric Rose(5)	2,150,000	38%	1,315,155	—	—
Jane Bell(6)	200,000	32%	128,780	—	—
William Burns	—	2%	—	—	—
Philip Facchina	—	27%	—	—	—
Philip Krause(7)	200,000	33%	120,120	—	—
Michael Spooner	—	—	—	—	—
Joseph Swedish	—	—	—	—	—
Shawn Tomasello	—	—	—	—	—
For the year ended June 30, 2022
Silviu Itescu	1,550,000	29%	386,105	—	—
Eric Rose	—	14%	—	—	—
William Burns	—	10%	—	—	—
Philip Facchina(8)	200,000	48%	222,000	—	—
Philip Krause	—	—	—	—	—
Donal O’Dwyer	—	2%	—	—	—
Michael Spooner	—	1%	—	—	—
Shawn Tomasello	—	—	—	—	—
Joseph Swedish	—	5%	—	—	—
Josh Muntner	—	NM	—	—	97,500
(1)The percentage of the value of remuneration consisting of options, based on the value of options expensed during the year presented in accordance with IFRS 2 Share-based Payment. For details on the assumptions made for each grant, see information in note 17 Share-based payments within Item 18 Financial Statements of this report.
(2)The fair value at grant date of options that were granted during the year presented as part of remuneration, determined using Black-Scholes valuation model and in accordance with IFRS 2 Share-based Payment. The grant date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(3)The intrinsic value at exercise date of options that were exercised during the year presented, having been granted as part of remuneration previously.
(4)The intrinsic value at lapse date of options that lapsed during the year.
(5)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.

There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2023 and 2022.
Reconciliation of Options held by KMP
The table below shows a reconciliation of options over ordinary shares of Mesoblast Limited held by each KMP from the beginning to the end of FY23.
Table 11 – Reconciliation of options held by each KMP during FY23.

		Balance at July 1, 2022		Granted as compensation during FY2023	Vested during FY2023		Exercised during FY2023		Forfeited / Lapsed during FY2023		Balance at June 30, 2023
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	23-Nov-22(1)	—	—	2,325,000	—	—	—	—	—	—	—	2,325,000
Silviu Itescu	29-Nov-21(2)	—	1,550,000	—	—	—	—	—	—	—	—	1,550,000
Silviu Itescu	24-Nov-20(3)	—	1,200,000	—	720,000	60	—	—	—	—	720,000	480,000
Silviu Itescu	27-Nov-19(4)	1,032,446	852,888	—	179,555	10	—	—	—	—	1,212,001	673,333
Eric Rose	23-Nov-22(1)	—	—	1,250,000	—	—	—	—	—	—	—	1,250,000
Eric Rose	23-Nov-22(1)	—	—	900,000	—	—	—	—	—	—	—	900,000
Eric Rose	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
Eric Rose	27-Nov-19	66,666	33,334	—	33,334	33	—	—	—	—	100,000	—
Jane Bell	23-Nov-22(5)	—	—	200,000	—	—	—	—	—	—	—	200,000
William Burns	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
William Burns	27-Nov-19	66,666	33,334	—	33,334	33	—	—	—	—	100,000	—
Philip Facchina	29-Nov-21(6)	66,667	133,333	—	66,667	33	—	—	—	—	133,334	66,666
Philip Krause	23-Nov-22(7)	—	—	200,000	66,667	33	—	—	—	—	66,667	133,333
Michael Spooner	30-Nov-18	100,000	—	—	—	—	—	—	—	—	100,000	—
Joseph Swedish	27-Nov-19	300,000	—	—	—	—	—	—	—	—	300,000	—
Joseph Swedish	30-Nov-18	200,000	—	—	—	—	—	—	—	—	200,000	—
Shawn Tomasello	30-Nov-18	200,000	—	—	—	—	—	—	—	—	200,000	—
(1)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
Terms and conditions of share-based payment arrangements
The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Table 12 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
23-Nov-22(1)	Philip Krause	one third - 23-May-2023 one third - 23-May-2024 one third - 23-May-2025	22-May-29	1.01	0.60
23-Nov-22(2)	Jane Bell	one third - 24-Aug-2023 one third - 24-Aug-2024 one third - 24-Aug-2025	23-Aug-29	0.85	0.64
23-Nov-22(3)	Eric Rose	one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
23-Nov-22(3)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
29-Nov-21(4)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 8-Sep-2022 one third - 8-Sep-2023 one third - 8-Sep-2024	7-Sep-28	1.77	0.42
29-Nov-21(5)	Philip Facchina	one third - 15 Apr 2022 one third - 15 Apr 2023 one third - 15 Apr 2024	14-Apr-28	2.28	1.11
24-Nov-20(6)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92
27-Nov-19(7)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(7)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17 Nov 2020 one third - 17 Nov 2021 one third - 17 Nov 2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4 Apr 2020 one third - 4 Apr 2021 one third - 4 Apr 2022	3-Apr-26	1.48	0.78
30-Nov-18	William Burns Eric Rose Michael Spooner	one third - 30 Nov 2019 one third - 30 Nov 2020 one third - 30 Nov 2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18 Jun 2019 one third - 18 Jun 2020 one third - 18 Jun 2021	17-Jun-25	1.52	0.85
30-Nov-18	Shawn Tomasello	one third - 11 Jul 2019 one third - 11 Jul 2020 one third - 11 Jul 2021	10-Jul-25	1.56	0.78
(1)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.

(3)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
Table 13 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2023
Nil	—	—	—	—	—
For the year ended June 30, 2022
Nil	—	—	—	—	—
KMP Shareholdings
The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2023 financial year.
Table 14 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Acquisitions/(Disposals) during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	—	68,958,928
Eric Rose	—	—	—	—
Jane Bell	—	—	247,618	247,618
William Burns	63,000	—	22,000	85,000
Philip Facchina	273,224	—	1	273,225
Philip Krause	—	—	100,000	100,000
Michael Spooner(1)	1,091,335	—	—	1,091,335
Joseph Swedish	—	—	—	—
(1)This total includes shareholdings of related parties, of this balance, Mr. Spooner has a relevant interest, as defined under the Corporations Act, of 1,069,000 ordinary shares.

Employment Agreements
The employment of our CEO and CMO are formalized in employment agreements, the key terms of which are as follows:
Table 15 – KMP Employment Agreements

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
KMP Loans or other related transactions
Philip Krause was appointed to a formal strategic advisory role on June 4, 2023. The consulting agreement is in addition to Philip Krause's existing role as non executive director, the terms of which remain unchanged. He will provide specialist regulatory advisory services and will be remunerated at an hourly rate. The agreement is ongoing with either party able to terminate on 15 written days notice. The total aggregate fees paid to Philip Krause as of June 30, 2023 was US$110,383.
There were no loans or other related transactions with KMP during the financial year.
(End of Remuneration Report)

Employee Profile
As of June 30, 2023, we had 83 (2022:77) employees globally:

Employees Gender Split by Job Level
3
3
Female
1
6
17
22
10
21
Male
Executive
Management
Professional
Para Professional

59% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.
Australia is the corporate headquarters where 29% of the employees work. This includes the CEO and a portion of the executive team. The remaining 11% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

Australian Disclosure Requirements
Options Granted as Remuneration
The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2023, to our Directors and our next 5 most highly remunerated officers.
Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	23-Nov-22(1)	1.03	2,325,000
Eric Rose	23-Nov-22(1)	1.03	2,150,000
Non-Directors
Dagmar Rose-Bjorkeson	17-Oct-22	1.03	825,000
Kenneth Borow	17-Oct-22	1.03	525,000
Michael Schuster	17-Oct-22	1.03	600,000
Peter Howard	17-Oct-22	1.03	675,000
Justin Horst	17-Oct-22	1.03	450,000
(1)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
KMP Interests
The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:
Table 17 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	68,958,928	6,960,334
Eric Rose	—	2,370,000
Jane Bell	247,618	200,000
William Burns	85,000	220,000
Philip Facchina(1)	273,225	200,000
Philip Krause	100,000	200,000
Michael Spooner	1,069,000	100,000
Joseph Swedish	—	500,000
Shawn Tomasello	—	200,000
(1)Mr Facchina also has a relevant interest in 68,306 warrants over ordinary shares.

Meeting of Directors
The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2023 and the number of meetings attended by each director were:
Table 18 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
Silviu Itescu	9	9	—	—	4	4
Eric Rose	9	9	—	—	3	3
Jane Bell	7	7	3	2	3	3
William Burns	9	7	—	—	4	3
Philip Facchina	9	9	4	4	4	4
Philip Krause	9	7	—	—	4	4
Michael Spooner	9	9	4	4	4	4
Joseph Swedish	9	8	4	3	4	3
Shawn Tomasello	2	—	—	—	1	1
A = Number of meetings held during the time the director held office or was a member of the committee.
B = Number of meetings attended by board/committee members
* = This includes both meetings scheduled in the board calendar as well as teleconference meetings organized on an ad-hoc basis. For the most part, each director attended every scheduled meeting in the board calendar.
Shares under option
Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
8/7/2020	2.86	8/7/2023	1,500,000
6/12/2016	1.31	5/12/2023	533,000
6/12/2016	1.19	5/12/2023	1,950,730
16/9/2017	1.54	15/9/2024	50,000
13/10/2017	1.94	12/10/2024	975,000
13/10/2017	1.76	12/10/2024	902,425
24/11/2017	1.41	23/11/2024	750,000
24/11/2017	1.28	23/11/2024	750,000
18/6/2018	1.52	17/6/2025	200,000
11/7/2018	1.56	10/7/2025	200,000
18/7/2018	1.87	17/7/2025	3,133,332
18/7/2018	1.87	17/7/2025	350,000
30/11/2018	1.33	29/11/2025	590,000
19/1/2019	1.45	18/1/2026	3,333
19/1/2019	1.45	18/1/2026	150,000
4/4/2019	1.48	3/4/2026	300,000
20/7/2019	1.62	19/7/2026	3,018,669
20/7/2019	1.47	19/7/2026	2,833,332
20/7/2019	1.47	19/7/2026	1,346,667
20/7/2019	1.47	19/7/2026	538,667
20/7/2019	1.47	19/7/2026	700,000

25/11/2019	1.98	24/11/2026	20,000
29/5/2019	1.48	28/5/2026	350,000
17/11/2019	1.83	17/11/2026	200,000
25/11/2019	1.80	24/11/2026	100,000
25/11/2019	1.98	24/11/2026	150,000
24/1/2020	3.38	23/1/2027	10,000
18/5/2020	4.02	17/5/2027	1,200,000
18/5/2020	3.65	17/5/2027	1,200,000
16/7/2020	3.75	15/7/2027	3,253,333
16/7/2020	3.41	15/7/2027	685,000
16/7/2020	3.41	15/7/2027	1,050,000
16/7/2020	3.41	15/7/2027	350,000
16/7/2020	3.41	15/7/2027	300,000
16/7/2020	3.41	15/7/2027	1,200,000
11/9/2020	4.78	10/9/2027	200,000
20/11/2020	3.60	19/11/2027	200,000
20/11/2020	3.60	19/11/2027	100,000
17/2/2021	2.67	16/2/2028	250,000
15/4/2021	2.28	14/4/2028	200,000
8/9/2021	1.95	7/9/2028	3,119,667
8/9/2021	1.77	7/9/2028	2,000,000
8/9/2021	1.77	7/9/2028	1,850,000
8/9/2021	1.77	7/9/2028	1,550,000
23/12/2021	1.42	22/12/2028	200,000
17/10/2022	1.03	16/10/2029	1,250,000
23/5/2022	1.01	22/5/2029	200,000
24/8/2022	0.85	23/8/2029	200,000
17/10/2022	1.13	16/10/2029	5,604,500
17/10/2022	1.03	16/10/2029	4,350,000
17/10/2022	1.13	16/10/2029	225,000
17/10/2022	1.03	16/10/2029	3,225,000
17/10/2022	1.03	16/10/2029	1,200,000
8/8/2022	0.93	7/8/2029	100,000
11/12/2020	4.60	10/12/2027	100,000
21/11/2022	1.12	20/11/2029	100,000
30/3/2023	1.03	29/3/2030	150,000
Grand Total			57,217,655
No option holder has any right under the options plan to participate in any other of our share issues.
Shares issued on exercise of options during the year
There were no exercise of options during or since the end of the financial year.
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
Auditor’s Independence Declaration
A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2023 is included in Exhibit 99.2 of this annual report on Form 20-F.
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
Dated: August 31, 2023

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

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2022	2025
Eric Rose	2013	2022	2025
Michael Spooner	2004	2021	2024
Joseph Swedish	2018	2021	2024
Shawn Cline Tomasello(1)	2018	2021	N/A
Philip Facchina	2021	2021	2024
Philip Krause	2022	2022	2025
Jane Bell(2)	2022	2022	2025
(1)Ms. Tomasello resigned from the board on August 18, 2022.
(2)Ms. Bell joined the board on August 18, 2022.
We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:
•our Constitution specifies that there must be a minimum of 3 directors and a maximum of 10, and our board of directors may determine the number of directors within those limits;
•we may appoint or remove any director by resolution passed in the general meeting of shareholders;
•our directors may appoint any person to be a director, and that person only holds office until the next general meeting at which time the director may stand for election by shareholders at that meeting;
•it is the intention of our board of directors that its membership consists of a majority of independent directors who satisfy the criteria for independence recommended by the ASX’s Corporate Governance Principles and Recommendations;
•the chairperson of our board of directors should be an independent director who satisfies the criteria for independence recommended by the ASX’s Corporate Governance Principles and Recommendations;
•Australia's Corporations Act requires that at least two of our directors must be resident Australians; and
•our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.
Our board of directors is responsible for, and has the authority to determine, all matters relating to our corporate governance, including the policies, practices, management and operation. The principal roles and responsibilities of our board of directors are to:
•facilitate board of directors and management accountability to our company and its shareholders;
•ensure timely reporting to shareholders;
•provide strategic guidance to us, including contributing to the development of, and approving, the corporate strategy;
•oversee management and ensure there are effective management processes in place;
•monitor:
◦organizational performance and the achievement of our strategic goals and objectives;
◦financial performance including approval of the annual and half-year financial reports and liaison with our auditors;
◦progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments;

◦compliance with our code of conduct;
◦progress in relation to our diversity objectives and compliance with its diversity policy;
•review and approve business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
•approve major corporate initiatives;
•enhance and protect the reputation of the organization;
•oversee the operation of our system for compliance and risk management reporting to shareholders; and
•ensure appropriate resources are available to senior management.
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
Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee for the full year ended June 30, 2023 to the date of this report unless otherwise noted are Messrs. Burns (Chairman), Swedish, Spooner, Facchina, Krause, Ms. Bell (from August 24, 2022) and Ms. Tomasello (resignation effective August 18, 2022). The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:
•board appointments;
•non-executive director fees;
•the executive remuneration framework;
•remuneration of executive directors, including the CEO and other key executives;
•short-term and long-term incentive awards; and
•share ownership plans.
The committee’s objective is to ensure remuneration policies are fair and competitive and in line with similar industry benchmarks while aligned with our objectives. The remuneration committee seeks independent advice from remuneration consultants as and when it deems necessary. See “Management—Remuneration.”
Audit and Risk Management Committee. The members of our Audit and Risk Management Committee for the full year ended June 30, 2023 to the date of this report unless otherwise noted are Messrs. Spooner (Chairman), Facchina, Swedish and Ms. Bell (from August 24, 2022), all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.
The effective management of risk is central to our ongoing success. We have adopted a risk management policy to ensure that:
•appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that we face in conducting our business;
•the financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;
•appropriate responsibilities are delegated to control the risks; and

•any material changes to our risk profile are disclosed in accordance with our continuous disclosure reporting requirements in Australia.
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
We have established a code of conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mesoblast. The following standards of behavior apply:
•patient well-being;
•comply with all laws that govern us and our operations;
•act honestly and with integrity and fairness in all dealings with others and each other;
•avoid or manage conflicts of interest;
•use our assets properly and efficiently for the benefit of all of our shareholders; and
•seek to be an exemplary corporate citizen.
Board Diversity
The Nasdaq’s rules require foreign private issuers, such as Mesoblast, to have, or explain why it does not have, at least two diverse directors, including one who self-identifies as female, and one who self-identifies as either female, LGBTQ+ or an underrepresented individual. The Company believes that it is presently in compliance with the diversity requirements pursuant to Nasdaq’s rules. The following matrix sets forth Board diversity information required by the Nasdaq’s rules.

Board Diversity Matrix as at December 23, 2022 and June 30, 2023
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	—	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—
Did not Disclose Demographic Background	7

6.D    Employees
As of June 30, 2023, we had 83 employees, 49 of whom are based in the United States, 24 of whom are based in Australia, including our CEO and certain executive team members, 9 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 77 and 83 employees as of June 30, 2022 and 2021, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2023	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	—	5	9	49
Australia	8	—	1	15	24
Singapore	4	—	4	1	9
Switzerland	1	—	—	—	1
Total	48	—	10	25	83

As of June 30, 2022	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	32	—	4	8	44
Australia	8	—	1	15	24
Singapore	1	—	6	1	8
Switzerland	1	—	—	—	1
Total	42	—	11	24	77

As of June 30, 2021	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	1	1	11	48
Australia	9	—	—	16	25
Singapore	6	—	2	1	9
Switzerland	1	—	—	—	1
Total	51	1	3	28	83
We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.
See “Item 6.A Directors and Senior Management – Employee Profile”.
6.E    Share Ownership
The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 814,204,825 ordinary shares outstanding at August 31, 2023 by each of our directors and key management personnel.
We have determined beneficial ownership in accordance with the rules of the SEC. A person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of August 31, 2023. Ordinary shares subject to options currently exercisable or exercisable within 60 days of August 31, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	71,400,929	8.7%
Eric Rose(2)	936,667	*
Jane Bell(3)	314,285	*
William Burns(4)	305,000	*
Philip Facchina(5)	474,865	*
Philip Krause(6)	166,667	*
Michael Spooner(7)	1,169,000	*
Joseph Swedish(8)	500,000	*
Shawn Tomasello(9)	200,000	*
All directors and key management personnel as a group (9 persons)	75,467,413	9.2%
_______________
*Less than 1% of the outstanding ordinary shares.
(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 2,442,001 ordinary shares subject to options of which; 1,212,001 exercisable at a price of A$1.47 per share until July 19, 2026, 720,000 exercisable at a price of A$3.41 per share until July 15, 2027 and 510,000 exercisable at a price of A$1.77 per share until September 7, 2028.
(2)Includes 936,667 ordinary shares subject to options of which; 120,000 are exercisable at a price of A$1.33 per share until November 29, 2025, 100,000 are exercisable at a price of A$1.83 per share until November 17, 2026 and 716,667 are exercisable at a price of A$1.03 per share until October 16, 2029.
(3)Includes (a) 247,618 ordinary shares owned by Ms. Bell and Mr. Geoffrey Arthur Bell as trustees for Ms. Bell's family trust, (b) 66,667 ordinary shares subject to options exercisable at a price of A$0.85 per share until August 23, 2029.
(4)Includes (a) 85,000 ordinary shares owned by Mr. Burns and (b) 220,000 ordinary shares subject to options of which; 120,000 exercisable at a price of A$1.33 per share until November 29, 2025 and 100,000 exercisable at a price of A$1.83 per share until November 17, 2026.
(5)Includes (a) 273,225 ordinary shares owned by HNP, LLC (held as American Depository Shares), (b) 68,306 warrants over ordinary shares owned by HNP, LLC and (c) 133,334 ordinary shares subject to options exercisable at a price of A$2.28 per share until April 14, 2028.
(6)Includes (a) 100,000 ordinary shares owned by Mr Krause (held as American Depository Shares) and (b) 66,667 ordinary shares subject to options exercisable at a price of A$1.01 per share until May 22, 2029.
(7)Includes (a) 1,060,000 ordinary shares owned by Mr. Spooner, (b) 9,000 ordinary shares owned by Mr. Spooner's family trust and (c) 100,000 ordinary shares subject to options exercisable at a price of A$1.33 per share until November 29, 2025.
(8)Includes 500,000 ordinary shares subject to options of which; 200,000 are exercisable at a price of A$1.52 per share until June 17, 2025 and 300,000 are exercisable at a price of A$1.48 per share until April 3, 2026.
(9)Includes 200,000 ordinary shares subject to options exercisable at a price of A$1.56 per share until July 10, 2025. On August 18, 2022, Ms. Tomasello resigned as director of the Company.

6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
7.A    Major Shareholders
The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 814,204,825 ordinary shares outstanding at August 31, 2023 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of August 31, 2023 we had 38 shareholders (ordinary shares) in the United States. These shareholders held an aggregate of 227,102,101 of our ordinary shares, or approximately 28% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	71,400,929	8.8%
G to the Fourth Investments, LLC(2)	73,197,402	9.0%

(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu, (d) 1,212,001 ordinary shares subject to options exercisable at a price of A$1.47 per share until July 19, 2026, (e) 720,000 ordinary shares subject to options exercisable at a price of A$3.41 per share until July 15, 2027, and (f) 510,000 ordinary shares subject to options exercisable at a price of A$1.77 per share until September 7, 2028.

(2)Includes (a) 39,242,597 ordinary shares owned by G to the Fourth Investments, LLC and Gregory George, (b) 2,500,000 ordinary shares owned by James George and Gregory George, (c) 2,405,000 ordinary shares owned by Grant George and Gregory George, (d) 22,219,203 ordinary shares owned by Gregory George, and (e) 6,830,602 ordinary shares subject to warrants.
To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on substantial shareholder notices filed with the ASX and SEC).
•M&G Investment Group reported that as of September 3, 2020 in total it held 51,752,865 ordinary shares (including 908,090 ADSs, each representing 5 ordinary shares), or 8.84% of the total voting power as of that date. It reported that as of on August 12, 2022 in total it held 93,150,226 ordinary shares (including 1,320,000 ADSs, each representing 5 ordinary shares), or 12.64% of the total voting power as of that date. It reported that as of May 1, 2023 it held 86,251,092 ordinary shares (including 532,981 ADSs, each representing 5 ordinary shares), or 10.60% of the total voting power as of that date. It reported that as of July 27, 2023 in total it held 76,996,783 ordinary shares, or 9.46% of the total voting power as of that date. It reported that as of August 4, 2023 in total it held 58,312,858 ordinary shares, or 7.16% of the total voting power as of that date. It reported that as of August 8, 2023 in total it held 48,079,421 ordinary shares, or 5.91% of the total voting power as of that date. It reported that as of August 9, 2023 that it had ceased to be a substantial shareholder.

•G to the Fourth Investments, LLC reported that as of May 1, 2023 it held 53,920,195 ordinary shares, or 6.62% of the total voting power as of that date. It reported that as of August 24, 2023 in total it held 66,366,800 ordinary shares, or 8.15% of the total voting power as of that date.
7.B    Related Party Transactions
The Company has not entered into any related party transactions during the year ended June 30, 2023 other than compensation and other services provided by Directors and other members of key management personnel, see “Item 6.B Compensation”.

7.C    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
8.A    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York (which had court approval for settlement in August 2022), the Australian class actions relate to the Complete Response Letter released by the FDA in September 2020 in relation to the Company's GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of the Company's ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. The Company will continue to vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.
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
8.B    Significant Changes
In August 2023, the FDA provided a complete response to our BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with our overall commercial strategy to progress to adult populations, we intend to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality.
There were no other events that have arisen subsequent to June 30, 2023 and prior to the signing of this report that would likely have a material impact on the financial results presented.
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
Directors
Interested Directors
Except as permitted by the Corporations Act and the ASX Listing Rules, a director must not vote in respect of a matter that is being considered at a directors' meeting in which the director has a material personal interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered, unless the non-interested directors resolve otherwise.
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
Election, Removal and Retirement of Directors
We may appoint or remove any director by resolution passed in a general meeting of shareholders. Additionally, our directors are elected to serve maximum three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director except the Managing Director (currently designated as our chief executive officer, Silviu Itescu) may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election.
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
Pursuant to our Constitution, a person is eligible to be elected as a director at a general meeting only if:
•the person is in office as a director immediately before the meeting, in respect of an election of directors at a general meeting that is a spill meeting as defined in section 250V(1) of the Corporations Act;
•the person has been nominated by the directors before the meeting;
•where the person is a shareholder, the person has, at least 35 business days but no more than 90 business days before the meeting, given to us a notice signed by the person stating the person's desire to be a candidate for election at the meeting; or
•where the person is not a shareholder, a shareholder intending to nominate the person for election at that meeting has, at least 35 business days but no more than 90 business days before the meeting, given to us a notice signed by the shareholder stating the shareholder's intention to nominate the person for election, and a notice signed by the person stating the person's consent to the nomination.
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
Under Australian law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded or required, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Votes on resolutions set out in a notice of meeting must be voted on by poll.
Pursuant to our Constitution, each shareholder entitled to attend and vote at a meeting may attend and vote:
•in person physically or by electronic means;
•by proxy, attorney or by representative; or
•other than in relation to any clause which specifies a quorum, a member who has duly lodged a valid vote delivered to us by post, fax or other electronic means approved by the directors in accordance with the Constitution.
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
•a special resolution passed at a separate meeting of members holding shares in the class; or
•the written consent of members with at least 75% of the votes in the class.
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
Generally, a person will have a relevant interest in securities if the person:
•is the holder of the securities or the holder of an ADS over the shares;
•has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control)
If, at a particular time:-
•a person has a relevant interest in issued securities; and
•the person has:
◦entered or enters into an agreement with another person with respect to the securities;
◦given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
◦granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and
•the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, then, the other person is taken to already have a relevant interest in the securities.
There are a number of exceptions to the above Takeovers Prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:
•when the acquisition results from the acceptance of an offer under a formal takeover bid;
•when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain 'prescribed' matters set out in the Corporations Act;
•when the acquisition has been previously approved by resolution passed at general meeting by shareholders of Mesoblast;
•an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Mesoblast of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Mesoblast more than three percentage points higher than they had six months before the acquisition;
•when the acquisition results from the issue of securities under a pro rata rights issue;
•when the acquisition results from the issue of securities under a dividend reinvestment plan or bonus share plan;
•when the acquisition results from the issue of securities under certain underwriting arrangements;
•when the acquisition results from the issue of securities through a will or through operation of law;
•an acquisition that arises through the acquisition of a relevant interest in another company listed on the ASX or other Australian financial market or a foreign stock exchange approved in writing by ASIC;
•an acquisition arising from an auction of forfeited shares; or

•an acquisition arising through a compromise, arrangement, liquidation or buy-back.
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
Under the agreement, we agree to order a certain percentage of our commercial requirements for remestemcel-L from Lonza. The agreement is subject to standard provisions for termination and its effects, including termination by either party for uncured, material breach of the other, by us in the event of FDA related rejection or delay of approval of remestemcel-L and after a specified minimum period following the initiation date by either party, on advance notice to the other, which in the case Lonza is the terminating party is intended to provide us sufficient time to transfer the manufacture of the product to an alternative manufacturer.
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
Loan Agreement with Oaktree
In November 2021, we entered into a $90.0 million five-year senior debt facility provided by funds associated with Oaktree. We drew the first tranche of $60.0 million on closing. We will seek to extend our option to draw the additional $30.0 million tranche beyond September 30, 2023, subject to us achieving certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”
In November 2021, Oaktree was granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at $7.26 per ADS, a 15% premium to the 30-day VWAP. The warrants were legally issued in January 2022 and may be exercised within 7 years of issuance.

In December 2022, we amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The warrants were legally issued in March 2023 and may be exercised within 7 years of issuance.
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
Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$281.0 million or more (or A$1,216.0 million or more in case of U.S. investors or investors from certain other countries). No asset threshold applies in the case of foreign government investors. Different rules apply to sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the Foreign Acquisitions and Takeovers Act and includes in relation to any person:
•any relative of the person;
•any person with whom the person is acting or proposes to act in concert;
•any person with whom the person carries on a business in partnership;
•any entity of which the person is a ‘senior officer’ (such as a director or executive);
•if the person is an entity, any holding entity or any senior officer of the entity;
•any entity whose senior officers are accustomed or obliged to act in accordance with the directions, instructions or wishes of the person or if the person is an entity, its senior officers or vice versa;
•any corporation in which the person holds a ‘substantial interest’ (i.e., 20%) or any person holding a substantial interest in the person if a corporation;
•a trustee of a trust in which the person holds a substantial interest or if the person is the trustee of a trust, a person who holds a substantial interest in the trust;
•if the person is a foreign government, a separate government entity or a foreign government investor in relation to a foreign country, any other person that is a foreign government, a separate government entity or foreign government investor, in relation to that country.
The Australian Treasurer also has power in certain circumstances to make an order specifying that two or more persons are associates.
In addition, a foreign person may not acquire shares in a company having consolidated total assets of or that is valued at A$281 million or more (or A$1,216 million or more in case of U.S. investors or investors from certain other countries) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. Different rules apply to government investors, and acquisitions of interests in sensitive business acquisitions, agribusiness and land owning entities.
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
If the level of foreign ownership in Mesoblast exceeds 40% at any time, we would be considered a foreign person under the Foreign Acquisitions and Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business having total assets of, or that is valued at, A$281 million or more; or (ii) any direct or indirect ownership in Australian land; or (iii) any ‘direct interest’ in any agribusiness.
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
Certain Material U.S. Federal Income Tax Considerations to U.S. Holders
The following summary describes certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with our ordinary shares or ADSs acquired and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:
•banks, insurance companies, regulated investment companies and real estate investment trusts;
•financial institutions;
•individual retirement and other tax-deferred accounts;
•certain former U.S. citizens or long-term residents;
•brokers or dealers in securities or currencies;
•traders that elect to use a mark-to-market method of accounting;
•partnerships and other entities treated as partnership or pass through entities for U.S. federal income tax purposes, and partners or investors in such entities;
•tax-exempt organizations (organizations that would be exempt from tax under U.S. law, including public charities and private foundations);
•persons that may have been subject to the alternative minimum tax;
•persons that hold or dispose of ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;
•persons that have a functional currency other than the U.S. dollar;
•persons that own (directly, indirectly or constructively) 10% or more of the vote or value of our equity;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an applicable financial statement;
•persons who acquire ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
•persons that are not U.S. holders (as defined below).
In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);
•a corporation (or other entity classified for purposes of and pursuant to U.S. federal income tax laws as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable U.S. income tax regulations to be treated as a U.S. person.
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
Distributions
Subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders generally will include as gross dividend income the U.S. dollar value of the gross amount of any distributions of cash or property, other than certain pro rata distributions of ordinary shares, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the PFIC rules, a U.S. holder may be permitted to credit the taxes withheld, subject to a limitation, or deduct the taxes withheld. A U.S. holder will include the dividend income on the day actually or constructively received: (i) by the holder, in the case of ordinary shares, or (ii) by the depositary, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess with respect to any share (ordinary share or ADS) will be treated first as a tax-free return of the U.S. holder’s tax basis in such ordinary share or ADS and thereafter as capital gain on such share. Notwithstanding the foregoing, we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “—Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.
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
We do not believe that we were a PFIC for the taxable year ending June 30, 2023. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.
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
If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and our disposition of shares of the lower-tier PFIC, even though such U.S. holder may not receive the proceeds of those distributions or dispositions. You should consult with your own tax advisor regarding the application to you of the PFIC rules to any of our subsidiaries if we are a PFIC.

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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent that the dividends are not foreign (i.e. non-Australian) sourced and declared to be “conduit foreign income” (“CFI”), and are unfranked. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement ("DTA") and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of tax Australian tax to be withheld on unfranked dividends paid by Mesoblast Limited (the “Company”) (which are not declared to CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.
If a Foreign Shareholder that is a company and is a resident of the United States holds 10% or more of the voting power in the Company and is beneficially entitled to dividends from the Company, the rate of Australian dividend withholding tax is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.
Tax on Sales or Other Dispositions of Shares – CGT
A Foreign Shareholder will not be subject to Australian CGT on any gain made on the sale or other disposal of ordinary shares in the Company, unless broadly it, together with associates, holds 10% or more of the issued capital in the Company, at the time of disposal or for 12 months of the last 2 years prior to disposal.
A Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian CGT on the sale of that interest if more than 50% of the Company’s assets (held directly or indirectly and determined by reference to market value), consists of interests in Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian property” (“TAP”)). Relief from Australian CGT is unlikely to be provided by the Australian-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals. Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.
The 50% CGT discount is not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount.
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
Tax on Sales or Other Dispositions of Shares – Shareholders Holding Shares on Revenue Account
Some Foreign Shareholders may hold ordinary shares on “revenue” account rather than on capital account – for example, share traders. These shareholders may have the gains made on the sale or other disposal of the ordinary shares included in their assessable income under the ordinary income or trading stock provisions of the income tax law, if the gains are sourced in Australia.
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

10.J    Annual Report to Security Holders
Not applicable.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•Issuance of ADSs, including issuances pursuant to a deposits of shares, share or rights distributions, stock dividend, stock split, merger or any other transactions affecting the issuance of ADSs
•Cancellation of ADSs for the purpose of withdrawal of deposited securities

$0.05 (or less) per ADS	•Cash distribution to ADS holders
$1.50 per ADR	•Transfers of ADRs
$0.05 (or less) per ADS per calendar year	•Administrative services performed by the depositary
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2023.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2023 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2023. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein, see “Item 18. Financial Statements.”
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
Audit and Non-Audit Services Fees
See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Management Committee during the years ended June 30, 2023 and 2022.
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
Item 16I.    Disclosure Regarding Foreign Jurisdiction that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have a Share Trading Policy (“Policy”) which sets out the policy and procedures governing the purchase, sale and other dispositions of the Company’s securities and applies to directors, officers, employees, contractors and consultants of the Company and its subsidiaries ("Mesoblast Personnel").
The Policy aims to (i) restrict Mesoblast Personnel in possession of "inside information" from trading in our securities and (ii) ensure compliance with all applicable securities laws, rules and regulations, and listing standards.
We have filed the Policy as an exhibit to this Annual Report on Form 20-F.
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company has net cash outflows from operating activities and is dependent upon implementing cost containment and deferment strategies and obtaining additional funding from one or more sources to meet the Company’s projected expenditure consistent with its business strategy, and has stated that these events or conditions result in material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment assessment of in-process research and development intangible assets and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s consolidated in-process research and development (“IPRD”) intangible assets balance and consolidated goodwill balance were $427.8 million and $134.5 million as of June 30, 2023, respectively. Management tests the IPRD intangible assets and goodwill balances for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. The receipt of the complete response from the United States Food and Drug Administration (“FDA”) in August 2023 to the Company’s Biologics License Application (“BLA”) for remestemcel-L was considered to be an impairment indicator, and after completing an updated impairment assessment, management concluded that there was no impairment. The recoverability of the carrying values of IPRD intangible assets and goodwill are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgments and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s IPRD intangible assets and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates. Evaluating the significant assumptions relating to the estimates of the recoverable amount of IPRD intangible assets and goodwill involved evaluating whether the significant assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) other comparable estimates of the Company’s valuation released by securities analysts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the Company’s discount rate assumptions.

Fair value measurement of the provision for contingent consideration

As described in Note 5(g) to the consolidated financial statements, the Company had a balance of $17.2 million as of June 30, 2023 for the provision for contingent consideration, which management determined using an internal valuation with a discounted cash flow model requiring the use of inputs classified as level 3 in the fair value hierarchy. Significant assumptions used by management to value the provision for contingent consideration included probabilities of success and probability of payment, including the impact from the complete response from the FDA on the Company’s BLA for remestemcel-L.

The principal considerations for our determination that performing procedures relating to the fair value measurement of contingent consideration is a critical audit matter are there were significant judgments made by management in estimating the fair value of the provision for contingent consideration. This in turn led to high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including probabilities of success and probability of payment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for valuing the provision for contingent consideration, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow model used to estimate the value of the provision; (ii) testing the completeness, accuracy and relevance of the underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management, including probabilities of success and probability of payment. Evaluating the significant assumptions relating to the estimate of the fair value measurement of the provision for contingent consideration involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) evidence obtained from our procedures over the impairment assessment of IPRD intangible assets and goodwill.

/s/ PricewaterhouseCoopers
Melbourne, Australia
August 31, 2023

We have served as the Company’s auditor since 2008.

Mesoblast Limited
Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2023	2022	2021
Revenue	3	7,501	10,211	7,434
Research & development		(27,189)	(32,815)	(53,012)
Manufacturing commercialization		(27,733)	(30,757)	(32,719)
Management and administration		(25,374)	(27,210)	(30,867)
Fair value remeasurement of contingent consideration	3	8,771	913	18,687
Fair value remeasurement of warrant liability	3	(2,205)	5,896	—
Other operating income and expenses	3	4,250	(536)	1,561
Finance costs	3	(20,122)	(17,288)	(10,714)
Loss before income tax	3	(82,101)	(91,586)	(99,630)
Income tax benefit/(expense)	4	212	239	819
Loss attributable to the owners of Mesoblast Limited		(81,889)	(91,347)	(98,811)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share	19	(11.08)	(14.08)	(16.33)
Diluted - losses per share	19	(11.08)	(14.08)	(16.33)
The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2023	2022	2021
Loss for the period		(81,889)	(91,347)	(98,811)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	(573)	91	(1,524)
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	(1)	(322)	209
Other comprehensive (loss)/income for the period, net of tax		(574)	(231)	(1,315)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(82,463)	(91,578)	(100,126)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of July 1, 2020		1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326
Loss for the period		—	—	—	—	—	(98,811)	(98,811)
Other comprehensive income/(loss)		—	—	209	(1,524)	—	—	(1,315)
Total comprehensive income/(loss) for the period		—	—	209	(1,524)	—	(98,811)	(100,126)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		106,809	—	—	—	—	—	106,809
		106,809	—	—	—	—	—	106,809
Tax credited / (debited) to equity		—	(91)	—	—	—	—	(91)
Transfer of exercised options		4,894	(4,894)	—	—	—	—	—
Fair value of share-based payments	17	—	12,510	—	—	—	—	12,510
Issuance of warrants	7(b)	—	—	—	—	12,969	—	12,969
		4,894	7,525	—	—	12,969	—	25,388
Balance as of June 30, 2021	7(a)	1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397

Balance as of July 1, 2021		1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397
Loss for the period		—	—	—	—	—	(91,347)	(91,347)
Other comprehensive (loss)/income		—	—	(322)	91	—	—	(231)
Total comprehensive (loss)/income for the period		—	—	(322)	91	—	(91,347)	(91,578)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		1,928	—	—	—	—	—	1,928
		1,928	—	—	—	—	—	1,928
Tax credited / (debited) to equity		—	(239)	—	—	—	—	(239)
Transfer of exercised options		228	(228)	—	—	—	—	—
Fair value of share-based payments	17	—	5,536	—	—	—	—	5,536
		228	5,069	—	—	—	—	5,297
Balance as of June 30, 2022	7(a)	1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044

Balance as of July 1, 2022		1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044
Loss for the period		—	—	—	—	—	(81,889)	(81,889)
Other comprehensive (loss)/income		—	—	(1)	(573)	—	—	(574)
Total comprehensive (loss)/income for the period		—	—	(1)	(573)	—	(81,889)	(82,463)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		83,814	—	—	—	—	—	83,814
		83,814	—	—	—	—	—	83,814
Tax credited / (debited) to equity		—	(212)	—	—	—	—	(212)
Fair value of share-based payments		—	3,655	—	—	—	—	3,655
		—	3,443	—	—	—	—	3,443
Balance as of June 30, 2023	7(a)	1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838
The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2023	2022
Assets
Current Assets
Cash & cash equivalents	5(a)	71,318	60,447
Trade & other receivables	5(b)	6,998	4,403
Prepayments	5(b)	3,342	4,987
Total Current Assets		81,658	69,837

Non-Current Assets
Property, plant and equipment	6(a)	1,357	2,045
Right-of-use assets	6(b)	5,134	7,920
Financial assets at fair value through other comprehensive income	5(c)	1,757	1,758
Other non-current assets	5(d)	2,326	1,930
Intangible assets	6(c)	577,183	578,652
Total Non-Current Assets		587,757	592,305
Total Assets		669,415	662,142

Liabilities
Current Liabilities
Trade and other payables	5(e)	20,145	23,079
Provisions	6(d)	6,399	17,906
Borrowings	5(f)	5,952	5,017
Lease liabilities	6(b)	4,060	3,186
Warrant liability	5(f)	5,426	2,185
Total Current Liabilities		41,982	51,373

Non-Current Liabilities
Provisions	6(d)	16,612	12,523
Borrowings	5(f)	102,811	91,617
Lease liabilities	6(b)	3,672	7,085
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		125,595	113,725
Total Liabilities		167,577	165,098
Net Assets		501,838	497,044

Equity
Issued Capital	7(a)	1,249,123	1,165,309
Reserves	7(b)	73,520	70,651
Accumulated losses		(820,805)	(738,916)
Total Equity		501,838	497,044
The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2023	2022	2021
Cash flows from operating activities
Commercialization revenue received		7,480	9,980	6,121
Government grants and tax incentives received		1,118	24	68
Payments to suppliers and employees (inclusive of goods and services tax)		(72,683)	(75,769)	(106,920)
Interest received		796	7	17
Income taxes received /(paid)		20	(24)	(35)
Net cash (outflows) in operating activities	8(b)	(63,269)	(65,782)	(100,749)

Cash flows from investing activities
Investment in fixed assets		(264)	(157)	(1,647)
Receipts from investment in sublease		120	—	—
Payments for licenses		(50)	(75)	—
Net cash (outflows) in investing activities		(194)	(232)	(1,647)

Cash flows from financing activities
Proceeds from borrowings		—	51,919	—
Repayment of borrowings		—	(55,458)	—
Payment of transaction costs from borrowings		(574)	(5,527)	(13)
Interest and other costs of finance paid		(6,014)	(6,084)	(5,932)
Proceeds from issue of shares		88,635	209	106,268
Proceeds from issue of warrants		—	8,081	12,969
Payments for share issue costs		(4,889)	(222)	(1,827)
Payments for lease liabilities		(2,656)	(2,788)	(2,931)
Net cash inflows/(outflows) by financing activities		74,502	(9,870)	108,534

Net increase/(decrease) in cash and cash equivalents		11,039	(75,884)	6,138
Cash and cash equivalents at beginning of period		60,447	136,881	129,328
FX (loss)/gain on the translation of foreign bank accounts		(168)	(550)	1,415
Cash and cash equivalents at end of period	8(a)	71,318	60,447	136,881
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
1. Basis of preparation
The general purpose financial statements of Mesoblast Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board. Mesoblast Limited is a for-profit entity for the purpose of preparing the financial statements. Certain comparative amounts have been reclassified to facilitate comparison to the current period. There was no material impact to the financial statements.
The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 31, 2023. The directors have the power to amend and reissue the financial statements.
(i)    Going concern
The Group has continued its focus on maintaining tight control of net cash usage for operating activities, which was $63.3 million for the year ended June 30, 2023. As of June 30, 2023, the Group held total cash reserves of $71.3 million. The Group is implementing various cost containment and deferment strategies, including the reprioritization of projects and operational streamlining to manage net operating cash usage.
In August 2023, the FDA provided a complete response to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with the Group's overall commercial strategy to progress to adult populations, the Group intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. In conjunction with implementing cost containment and deferment strategies, additional inflows from royalty monetization, capital markets, strategic partnerships or product specific financing will be required to meet the Group's projected expenditure consistent with the Group's business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and, therefore, that the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
(iii)    New and amended standards adopted by the Group
There were no new or amended standards adopted by the Group in the year ended June 30, 2023. These financial statements follow the same accounting policies as compared to the June 30, 2022 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv)    New accounting standards and interpretations not yet adopted by the Group
There were no new accounting standards and interpretations not yet adopted by the Group for the June 30, 2023 reporting period that are expected to materially impact the Group.
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
(vi)    Impact of after effects of COVID-19 and geopolitical instability
Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the after effects of the COVID-19 pandemic could have on the Group’s significant accounting estimates.
The Group is having to account for the after effects of the COVID-19 pandemic on healthcare network, which have been and may continue to be impacted by the pandemic with respect to patient care, operations/staffing, financials, and health and safety protocols. These impacts change the way that Mesoblast will have to engage with the relevant collaborators.
Due to the effects of the COVID-19 pandemic, and recent geopolitical instability, countries in which the Group has operations have experienced some challenges in the ability of the Group’s suppliers and contractors to source, supply or acquire raw materials or components needed for its manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected.
2. Significant changes in the current reporting period
(i)    Significant events
The financial position and performance of the Group was affected by the following events during the year ended June 30, 2023:
•On April 25, 2023, the Group completed a global private placement primarily to existing major shareholders raising approximately $40.0 million, net of transaction costs.
•In January 2023, the Group resubmitted to the FDA the Biologics License Application ("BLA") for approval of remestemcel-L in the treatment of children with SR-aGVHD and in March 2023, the FDA accepted the Company's BLA resubmission and set a Prescription Drug User Fee Act ("PDUFA") goal date of August 2, 2023. In August 2023, the FDA provided a complete response to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with the Group's overall commercial strategy to progress to adult populations, the Group intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. Assumptions associated with SR-aGVHD are included within the impairment assessment of Osiris MSC products within in-process research and development, contingent consideration, pre-launch inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast net operating cash usage. The Group has assessed and included the impact of the FDA's complete response to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD in these areas. Refer to Note 15 for more information.
•In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 American Depositary Shares (ADSs) at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants had arisen from the time the debt facility was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.

•In August 2022, the Group completed a $45.0 million (A$65.0 million) financing in a global private placement predominately to major shareholders of the Company. On August 11, 2022, proceeds of $42.6 million were received and recognized in cash and cash equivalents.
3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2023	2022	2021
Revenue
Commercialization revenue		7,501	9,039	7,434
Milestone revenue		—	1,172	—
Total Revenue		7,501	10,211	7,434

Clinical trial and research & development		(8,771)	(10,483)	(18,569)
Manufacturing production & development		(25,468)	(28,884)	(31,590)

Employee benefits
Salaries and employee benefits		(17,197)	(18,997)	(26,804)
Defined contribution superannuation expenses		(384)	(402)	(379)
Equity settled share-based payment transactions(1)		(3,655)	(5,536)	(12,510)
Total Employee benefits		(21,236)	(24,935)	(39,693)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(953)	(1,144)	(1,016)
Right of use asset depreciation		(1,661)	(1,717)	(1,691)
Intellectual property amortization		(1,493)	(1,519)	(1,557)
Total Depreciation and amortization of non-current assets		(4,107)	(4,380)	(4,264)

Other Management & administration expenses
Overheads & administration		(10,104)	(10,157)	(7,757)
Consultancy		(3,922)	(3,751)	(5,386)
Legal, patent and other professional fees		(3,695)	(5,571)	(6,950)
Intellectual property expenses (excluding the amount amortized above)		(2,993)	(2,621)	(2,389)
Total Other Management & administration expenses		(20,714)	(22,100)	(22,482)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	8,771	913	18,687
Total Fair value remeasurement of contingent consideration		8,771	913	18,687

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(g)(vi)	(2,205)	5,896	—
Total Fair value remeasurement of warrant liability		(2,205)	5,896	—

Other operating income and expenses
Research and development tax incentive income(2)		3,506	—	—
Interest income		831	3	22
Foreign exchange (losses)/gains		(163)	(536)	1,471
Derecognition of right-of-use asset		76	—	—

Foreign withholding tax paid	—	(3)	—
Government grant revenue	—	—	68
Total Other operating income and expenses	4,250	(536)	1,561

Finance (costs)/gains
Remeasurement of borrowing arrangements	(678)	(382)	5,225
Interest expense	(19,444)	(16,906)	(15,939)
Total Finance costs	(20,122)	(17,288)	(10,714)

Total loss before income tax	(82,101)	(91,586)	(99,630)
(1)Share-based payment transactions
For the years ended June 30, 2023, 2022 and 2021, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2023	2022	2021
Research and development	1,669,514	3,547,182	7,782,330
Manufacturing and commercialization	(1,136)	378,096	547,998
Management and administration	1,986,968	1,610,567	4,179,416
Equity settled share-based payment transactions	3,655,346	5,535,845	12,509,744

(2)    Research and development tax incentive
The Group's research and development activities are eligible under the Australian government's Innovation Australia Research and Development Tax Incentive program for research and development activities conducted in relation to qualifying research that meets the regulatory criteria. Management has assessed these activities and expenditures to determine which costs are likely to be eligible under the incentive scheme. The Group assesses, on an annual basis, the quantum of previous research and development tax claims and on-going eligibility to claim this tax incentive in Australia.
The Group recorded $3.5 million in research and development tax incentive income for the year ended June 30, 2023. Within this $3.5 million, $1.2 million pertains to an estimate for the year ended June 30, 2023, $1.1 million pertains to the year ended June 30, 2022 and $1.2 million pertains to the year ended June 30, 2021. Management concluded it's assessment of qualifying activities, and during the year ended June 30, 2023 recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if the Group's research and development activities were eligible under the incentive scheme.

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2023	2022	2021
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(82,101)	(91,586)	(99,630)
	Tax benefit at the Australian tax rate of 30% (2022: 30%, 2021: 30%)	(24,630)	(27,476)	(29,889)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,089	1,588	2,836
	Research and development tax concessions	(730)	(869)	(894)
	Foreign exchange translation gains/(losses)	501	159	313
	Contingent consideration	(2,631)	(274)	(5,606)
	Other sundry items	695	(2,036)	121
	Subtotal	(25,706)	(28,908)	(33,119)
	Adjustments for current tax of prior periods	274	(923)	(1)
	Differences in overseas tax rates	8,537	8,407	13,218
	Tax benefit not recognized	16,683	21,185	19,083
	Change in tax rate on Deferred tax assets(1)	—	(8,326)	(482)
	Change in tax rate on Deferred tax liability(1)	—	8,326	482
	Income tax benefit attributable to loss before income tax	(212)	(239)	(819)

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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2023	2022	2021
(b)	Income tax (benefit)/expense
	Current tax
	Current tax	—	—	—
	Total current tax (benefit)/expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	38	(8,317)	(1,158)
	(Decrease)/increase in deferred tax liabilities	(250)	8,078	339
	Total deferred tax (benefit)/expense	(212)	(239)	(819)
	Income tax (benefit)/expense	(212)	(239)	(819)
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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2023	2022	2021
(c)	Amounts that would be recognized directly in equity if brought to account
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but which would have been directly applied to equity had it been brought to account:
	Current tax recorded in equity (if brought to account)	(1,716)	(142)	(525)
	Deferred tax recorded in equity (if brought to account)	839	715	905
		(877)	573	380

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2023	2022	2021
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	212	239	91
		212	239	91

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2023	2022	2021
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	125,728	111,283	77,738
	Other temporary differences
	Potential tax benefit at local tax rates	12,318	11,046	7,424
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		141,266	125,549	88,382
The Group has not brought to account $553.0 million (2022: $477.8 million, 2021: $424.9 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2023 $553.0 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.5 million recognized as deferred tax asset expire within a range of 9 to 15 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.
This benefit of tax losses will only be obtained if:
•the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realized;
•the Group continues to comply with the conditions for deductibility imposed by tax legislation; and
•no changes in tax legislation adversely affect the Group in realizing the benefit from the deductions for the losses.

5. Financial assets and liabilities
This note provides information about the Group's financial instruments, including:
•an overview of all financial instruments held by the Group;
•specific information about each type of financial instrument;
•accounting policies; and
•information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.
The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2023
Cash & cash equivalents	5(a)	—	—	71,318	71,318
Trade & other receivables	5(b)	—	—	6,998	6,998
Financial assets at fair value through other comprehensive income	5(c)	1,757	—	—	1,757
Other non-current assets	5(d)	—	—	2,326	2,326
		1,757	—	80,642	82,399
As of June 30, 2022
Cash & cash equivalents	5(a)	—	—	60,447	60,447
Trade & other receivables	5(b)	—	—	4,403	4,403
Financial assets at fair value through other comprehensive income	5(c)	1,758	—	—	1,758
Other non-current assets	5(d)	—	—	1,930	1,930
		1,758	—	66,780	68,538
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2023
Trade and other payables	5(e)	—	—	20,145	20,145
Borrowings	5(f)	—	—	108,763	108,763
Contingent consideration	5(g)(iii)	—	17,199	—	17,199
Warrant liability	5(g)(vi)	—	5,426	—	5,426
		—	22,625	128,908	151,533
As of June 30, 2022
Trade and other payables	5(e)	—	—	23,079	23,079
Borrowings	5(f)	—	—	96,634	96,634
Contingent consideration	5(g)(iii)	—	23,284	—	23,284
Warrant liability	5(g)(vi)	—	2,185	—	2,185
		—	25,469	119,713	145,182
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.
a.    Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Cash at bank	70,920	60,034
Deposits at call(1)	398	413
	71,318	60,447

(1)	As of June 30, 2023 and June 30, 2022, interest-bearing deposits at call include amounts of $0.4 million and $0.4 million, respectively, held as security and restricted for use.
(i)    Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.
b.    Trade and other receivables and prepayments
(i)    Trade and other receivables

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Trade debtors	2,276	2,224
Tax incentives recoverable	2,363	—
Foreign withholding tax recoverable	471	471
U.S. Tax credits	1,473	1,473
Net investment in sublease	195	—
Interest receivables	18	—
Other recoverable taxes (Goods and services tax and value-added tax)	202	235
Trade and other receivables	6,998	4,403
(ii)    Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Clinical trial research and development expenditure	950	1,313
Prepaid insurance and subscriptions	2,025	2,420
Other	367	1,254
Prepayments	3,342	4,987
(iii)    Classification as trade and other receivables
Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for expected credit losses. The Group uses the simplified approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance. Debts which are known to be uncollectible are written off in the consolidated income statement. All trade receivables and other receivables, with the exception of the net investment in sublease, are recognized at the value of the amounts receivable, as they are due for settlement within 60 days and therefore do not require remeasurement. The net investment in sublease is recognized at the present value of minimum lease payments receivable over the remaining life of the lease.
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

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Unlisted securities:
Equity securities	1,757	1,758
	1,757	1,758
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
(iii)    Amounts recognized in other comprehensive income
For the years ended June 30, 2023, 2022 and 2021, the Group recognized in statement of comprehensive income a nil gain/loss, a loss of $0.3 million and a gain of $0.2 million respectively, for change in fair value of the financial assets through other comprehensive income.
(iv)    Fair value, impairment and risk exposure
Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.
All financial assets at fair value through other comprehensive income are denominated in US$.

d.    Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Bank guarantee	481	500
Net investment in sublease	414	—
Letter of credit	1,179	1,178
Security deposit	252	252
	2,326	1,930
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
(ii)    Impairment and risk exposure
Information about the impairment of other non-current assets and their credit quality and the Group’s exposure to credit risk can be found in Note 10(b).
e.    Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Trade payables and other payables	20,145	23,079
Trade and other payables	20,145	23,079
The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.    Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Borrowings
Secured liabilities:
Borrowing arrangements	81,919	81,919
Less: transaction costs	(8,740)	(8,247)
Amortization of carrying amount, net of payments made	35,584	22,962
	108,763	96,634

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Borrowings
Current
Borrowings - NovaQuest	336	372
Borrowings - Oaktree	5,616	4,645
	5,952	5,017
Non-current
Borrowings - NovaQuest	55,739	47,898
Borrowings - Oaktree	47,072	43,719
	102,811	91,617
	108,763	96,634
(i)    Borrowing arrangements
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a $90.0 million five-year senior debt facility provided by funds associated with Oaktree. The Group drew the first tranche of $60.0 million on closing. The conditions required to draw down the additional $30.0 million tranche have not been met. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum.
On November 19, 2021, Oaktree were granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.
In the year ended June 30, 2023, the Group recognized a loss of $1.6 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs. Within this $1.6 million loss, $1.0 million relates to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2022, the Group recognized a minimal gain in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2021.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
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
Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
In the year ended June 30, 2023, the Group recognized a gain of $0.9 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines. In the years ended June 30, 2022 and 2021, respectively, the Group recognized gains of $0.5 million and $4.8 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows from our credit facility.
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

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2023 and during the year ended June 30, 2022.
(iii)    Net debt reconciliation

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Cash and cash equivalents	71,318	60,447
Borrowings	(108,763)	(96,634)
Lease liabilities	(7,732)	(10,271)
Warrant liability	(5,426)	(2,185)
Net Debt(1)	(50,603)	(48,643)

Cash and cash equivalents	71,318	60,447
Gross debt - fixed interest rates	(116,495)	(106,905)
Gross debt - variable interest rates	—	—
Warrant liability	(5,426)	(2,185)
Net Debt(1)	(50,603)	(48,643)
(1)Net debt amount includes leases and borrowing arrangements

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2022	(96,634)	(10,271)	(2,185)	(109,090)	60,447	(48,643)
Cash Flows(1)	5,926	3,170	—	9,096	11,039	20,135
Remeasurement adjustments	358	—	(2,205)	(1,847)	—	(1,847)
Other Changes(2)	(18,413)	(738)	—	(19,151)	—	(19,151)
Issuance of warrants	—	—	(1,036)	(1,036)	—	(1,036)
Acquisition – leases	—	—	—	—	—	—
Foreign exchange adjustments	—	107		107	(168)	(61)
Net Debt as at June 30, 2023	(108,763)	(7,732)	(5,426)	(121,921)	71,318	(50,603)
(1)Cash flows include the payments of borrowings, lease liabilities, interest and debt transaction costs which are presented as financing cash flows in the statement of cash flows.
(2)Other changes include modification of leases and accrued interest expenses for borrowings and leases.
(i)Fair values of borrowing arrangements
The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.    Recognized fair value measurements
(i)    Fair value hierarchy
The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2023 and June 30, 2022 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2023
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,757	1,757
Total Financial Assets		—	—	1,757	1,757

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	17,199	17,199
Warrant liabilities	5(g)(vi)	—	—	5,426	5,426
Total Financial Liabilities		—	—	22,625	22,625
There were no transfers between any of the levels for recurring fair value measurements during the period.

As of June 30, 2022
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,758	1,758
Total Financial Assets		—	—	1,758	1,758

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	23,284	23,284
Warrant liabilities	5(g)(vi)	—	—	2,185	2,185
Total Financial Liabilities		—	—	25,469	25,469
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

(ii)    Valuation techniques used.
The Group did not hold any level 1 or 2 financial instruments as at June 30, 2023 or June 30, 2022.
The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2023 and June 30, 2022. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business and warrant liabilities related to the warrants granted to Oaktree as part of the debt facility. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2023 and June 30, 2022. The Group used discounted cash flow analysis to determine the fair value measurements of Osiris’ MSC business and used the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(g)(vi) for the fair value measurement and movements in warrant liability for the period ended June 30, 2023 and June 30, 2022.
(iii)    Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in the contingent consideration balances within the level 3 instruments for the years ended June 30, 2023 and June 30, 2022:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2021	25,409
Amount used during the period	(1,212)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(913)
Closing balance - June 30, 2022	23,284

Opening balance - July 1, 2022	23,284
Reclassification during the period	2,686
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(8,771)
Closing balance - June 30, 2023	17,199

(1)
In the year ended June 30, 2022, a gain of $0.9 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing the key assumptions of the contingent consideration valuation such as developmental timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(2)
In the year ended June 30, 2023, a gain of $8.8 million was recognized on the remeasurement contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing key assumptions of the contingent consideration valuation, such as probability of payment, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration, including the impact from the complete response from the FDA on the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD in August 2023. The assumptions relating to development timelines have been updated to reflect current expectations as a result of the complete response, as discussed in Note 15.

(iv)    Valuation inputs and relationship to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data) Description	Fair value as of June 30, 2023)	Fair value as of June 30, 2022)	Valuation technique	Unobservable inputs(1)	Year Ended June 30, 2023	Year Ended June 30, 2022	Relationship of unobservable inputs to fair value
Contingent consideration provision	17,199	23,284	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)
Year ended June 30, 2023: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.01%.
Year ended June 30, 2022: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.2%.

				Expected unit sales price	Various	Various
Year ended June 30, 2023: A change in the price assumptions by 10% would increase/decrease the fair value by 0.1%.
Year ended June 30, 2022: A change in the price assumptions by 10% would increase/decrease the fair value by 2%.

				Expected sales volumes	Various	Various
Year ended June 30, 2023: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.1%.
Year ended June 30, 2022: A change in the volume assumptions by 10% would increase/decrease the fair value by 2%.

				Probability of success and payment	Various	Various
Year ended June 30, 2023: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 8% and 16%, respectively.
Year ended June 30, 2022: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 8.6% and 17.2%, respectively.

(1)There were no significant inter-relationships between unobservable inputs that materially affect fair values.
(v)    Valuation processes
In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.
For the years ended June 30, 2023 and June 30, 2022, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the interim Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication we determine the probability of success based on the current development status within each jurisdiction and payment provisions within the agreement. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the consolidated income statement in the year ended June 30, 2023 was a net result of changing the key assumptions of the contingent consideration valuation such as probability of payment, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration, including the impact from the complete response from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD in August 2023. The assumptions relating to development timelines have been updated to reflect current expectations as a result of the complete response, as discussed in Note 15. Future discussions with the FDA could lead to a change in the assumptions associated with SR-aGVHD and a further remeasurement of contingent consideration, up or down, could occur.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2023	2022
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	16,606	17,827
Fair value of royalty payments from commercialization of the intellectual property acquired	593	5,457
	17,199	23,284
The main level 3 inputs used by the Group are evaluated as follows:

Risk adjusted discount rate:	The discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, their size and number of projects) and the indicative rates of return required by suppliers of venture capital for investments with similar technical and commercial risks. This assumption is reviewed as part of the valuation process outlined above.

Expected unit sales prices:	Expected market sale price giving consideration to comparable products available in the market place and a value based pricing assessment. This assumption is reviewed as part of the valuation process outlined above.

Expected sales volumes:	Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.

Probability of success and payment:	Expected cash flows used to measure contingent consideration are risk adjusted for the probability of successful development of products. This assumption is reviewed as part of the valuation process outlined above.
(vi)    Warrant liability

(in U.S. dollars, in thousands)	As of June 30,
Warrant liability	2023	2022
Opening balance	2,185	—
Warrants fair value at grant date - November 19, 2021	—	8,081
Warrants fair value at grant date - December 22, 2022	1,036	—
Remeasurement of warrant liability	2,205	(5,896)
Closing Balance	5,426	2,185
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

On December 21, 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
The exercise price of the warrants will be received in US$, which is different to Mesoblast Limited’s functional currency of A$ which gives rise to variability in the cash flow. As a result, the warrants are classified as a financial liability in accordance with IAS32 Financial Instruments: Presentation. The financial liability is recorded in warrant liability at fair value at grant date and subsequently remeasured at each reporting period with changes being recorded in the Consolidated Income Statement as remeasurement of warrant liability. The warrant liabilities are considered level 3 liabilities as the determination of fair value includes various assumptions about the share prices and historical volatility as inputs.
As of June 30, 2023 and 2022, the fair value of warrant liability was $5.4 million and $2.2 million, respectively. During the year ended June 30, 2023, a remeasurement loss of $2.2 million was recognized on the remeasurement of warrant liability. During the year ended June 30, 2022, a remeasurement gain of $5.9 million was recognized on the remeasurement of warrant liability.
(vii)    Fair value of warrants
The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of the warrants are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2023 and 2022.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2023	As of June 30, 2022	Rationale
Share Price	$3.91	$2.22	Closing share price on valuation date from external market source
Exercise Price	$3.70 to $7.26	$7.26	As per subscription agreement
Expected Term	6 to 7 years	7 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	81.26%	83.22%	Based on historical volatility data for the Company
Risk Free Interest Rate	4.01%	3.08%	Based on the closing U.S. treasury issued 7 year bonds on valuation date
Fair value per warrant	$2.3103 to $2.9401	$1.2350	Determined using Black-Scholes valuation model with the inputs above
Fair value	$5,426,212	$2,185,476	Fair value of 2,224,669 warrants of $5,426,212 as of June 30, 2023 and fair value of 1,769,669 warrants of $2,185,476 as of June 30, 2022

6. Non-financial assets and liabilities
a.    Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2022
Opening net book amount	1,953	811	257	3,021
Additions	143	3	42	188
Exchange differences	54	(70)	(4)	(20)
Depreciation charge	(942)	(52)	(150)	(1,144)
Closing net book value	1,208	692	145	2,045

As of June 30, 2022
Cost	6,846	1,925	3,379	12,150
Accumulated depreciation	(5,638)	(1,233)	(3,234)	(10,105)
Net book value	1,208	692	145	2,045

Year Ended June 30, 2023
Opening net book amount	1,208	692	145	2,045
Additions	171	43	60	274
Exchange differences	(104)	113	(18)	(9)
Depreciation charge	(818)	(45)	(90)	(953)
Closing net book value	457	803	97	1,357

As of June 30, 2023
Cost	6,910	2,074	3,353	12,337
Accumulated depreciation	(6,453)	(1,271)	(3,256)	(10,980)
Net book value	457	803	97	1,357
(i)    Depreciation methods and useful lives
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:
•Plant and equipment 3 – 15 years
•Office furniture and equipment 5 – 10 years
•Computer hardware and software 3 – 5 years
See Note 23(o) for other accounting policies relevant to property, plant and equipment.

b.    Leases
(i)    Amounts recognized on the consolidated balance sheet
Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2022
Opening net book amount	5,417	3,702	9,119
Additions	1,464	—	1,464
Reassessment	97	494	591
Exchange differences	(165)	—	(165)
Depreciation charge	(1,717)	(1,372)	(3,089)
Closing net book value	5,096	2,824	7,920

As of June 30, 2022
Cost	9,957	6,178	16,135
Accumulated depreciation	(4,861)	(3,354)	(8,215)
Net book value	5,096	2,824	7,920

Year Ended June 30, 2023
Opening net book amount	5,096	2,824	7,920
Additions/(derecognition)	(649)	—	(649)
Reassessment	526	(302)	224
Exchange differences	(15)	—	(15)
Depreciation charge	(1,661)	(685)	(2,346)
Closing net book value	3,297	1,837	5,134

As of June 30, 2023
Cost	9,957	6,178	16,135
Accumulated depreciation	(6,660)	(4,341)	(11,001)
Net book value	3,297	1,837	5,134
Lease liabilities

	As of June 30,
	2023	2022
Current	4,060	3,186
Non-current	3,672	7,085
Lease liabilities included in the balance sheet	7,732	10,271
The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases was $0.5 million for the year ended June 30, 2023, and $0.6 million for the years ended June 30, 2022 and 2021, respectively. In the years ended June 30, 2023 and 2022, total payments associated with lease liabilities were $3.2 million and $3.4 million, respectively.
Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short term leases was $1.1 million for the year ended June 30, 2023 and $3.2 million for the year ended June 30, 2022.
(ii)    Depreciation methods and useful lives of right-of use assets
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. Depreciation for leases for the years ended June 30, 2023, 2022 and 2021 was $1.7 million, $1.7 million and $1.7 million, respectively.
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
A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement entered into with Lonza in October 2019 for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2023, which is cancellable in limited circumstances.
As of June 30, 2023, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $3.0 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the non-cancellable lease term as it is not reasonably certain the Group will extend the agreement. At the Group's discretion, the minimum financial commitment relating to the lease component under this manufacturing services agreement can be reduced by $1.1 million under certain conditions.
See Note 23(v) for other accounting policies relevant to lease accounting.

c.    Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2022
Opening net book amount	134,453	2,072	427,779	16,242	580,546
Additions/reversals	—	(450)	—	—	(450)
Exchange differences	—	74	—	1	75
Amortization charge	—	(64)	—	(1,455)	(1,519)
Closing net book amount	134,453	1,632	427,779	14,788	578,652

As of June 30, 2022
Cost	134,453	2,987	489,698	24,000	651,138
Accumulated amortization	—	(1,355)	—	(9,212)	(10,567)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,632	427,779	14,788	578,652

Year Ended June 30, 2023
Opening net book amount	134,453	1,632	427,779	14,788	578,652
Additions	—	23	—	—	23
Exchange differences	—	1	—	—	1
Amortization charge	—	(38)	—	(1,455)	(1,493)
Closing net book amount	134,453	1,618	427,779	13,333	577,183

As of June 30, 2023
Cost	134,453	2,993	489,698	23,999	651,143
Accumulated amortization	—	(1,375)	—	(10,666)	(12,041)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,618	427,779	13,333	577,183
(i)    Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	102,698	102,698
	427,779	427,779
(1)Includes MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction
(2)Includes MPC-300-IV for the treatment of biologic-refractory rheumatoid arthritis and diabetic nephropathy
(3)Includes remestemcel-L for the treatment of SR-aGVHD and remestemcel-L for the treatment of Crohn’s disease
For all products included within the above balances, the underlying currency of each item recorded is US$.

(ii)    Amortization methods and useful lives
The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:
•Acquired licenses to patents 7 – 16 years
•Current marketed products 15 – 20 years
See Note 23(p) for the other accounting policies relevant to intangible assets and Note 23(j) for the Group’s policy regarding impairments.
(iii)    Significant estimate: Impairment of goodwill and assets with an indefinite useful life
The Group tests annually, or more frequently if events or changes in circumstances indicate that they might be impaired, whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 23(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of market-participant assumptions that are based on development strategies using external data sources as well as past experience. The full annual impairment assessment was performed at March 31, 2023 and no impairment of the in-process research and development and goodwill was identified.
In August 2023, as disclosed in Note 15, the FDA issued a complete response to the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD and the Group has considered this to be an impairment indicator that could cause the carrying amount of its intangible assets to exceed its recoverable amounts. As a result, the Group completed an impairment assessment on its MSC products intangible asset and goodwill. The assumptions used in the impairment assessment were updated from the March 31, 2023 impairment assessment and included changes to the market population and penetration, product pricing and launch timings. There were no other significant changes in key assumptions, including the probability of success. No impairment to the in-process research and development and goodwill was identified.
(iv)    Impairment tests for goodwill and intangible assets with an indefinite useful life
The Group has recognized goodwill as a result of two separate acquisitions. Goodwill of $118.4 million was recognized on acquisition of Angioblast Systems Inc. in 2010, $13.9 million was recognized on the acquisition of the MSC assets from Osiris (“MSC business combination”) in 2013 and $2.1 million was recognized on finalization of the MSC business combination of Osiris in 2015. In all cases the goodwill recognized represented excess in the purchase price over the net identifiable assets and in-process research and development acquired in the transaction.
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
IFRS requires that acquired in-process research and development be measured at fair value upon acquisition and carried as an indefinite life intangible asset subject to annual impairment reviews. The Group have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 and $24.0 million was reclassified to current marketed products upon the TEMCELL asset becoming available for use in Japan. In 2016, the Group fully impaired $61.9 million of in-process research and development relating to our product candidates, MPC-MICRO-IO for the treatment of age-related macular degeneration and MPC-CBE for the expansion of hematopoietic stem cells within cord blood, as the Group suspended further patient enrollment of the Phase IIa MPC-MICRO-IO clinical trial and the Phase III MPC-CBE clinical trial as the Group prioritized the funding of its lead product candidates.
The Group still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed. The remaining carrying amount of in-process research and development as at June 30, 2023 and June 30, 2022 was $427.8 million.

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
The recoverable amount of both goodwill and in-process research and development was assessed as of March 31, 2023 based on the fair value less costs to dispose. Management assess for indicators of impairment as at June 30, 2023 including considering events up to the date of the approval of the financial statements. As a result of the receipt of the complete response from the FDA in August 2023, an impairment assessment was performed over the MSC products in-process research and development asset and goodwill. No impairment was identified as a result of this impairment assessment.
(v)    Key assumptions used for fair value less costs to dispose calculations
In determining the fair value less costs to dispose the Group has given consideration to the following internal and external indicators:
•discounted expected future cash flows of programs valued by the Group’s internal valuation team and reviewed by the interim CFO. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. When determining key assumptions, the business units refer to both external sources and past experience as appropriate. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation;
•the scientific results and progress of the trials since acquisition;
•the market capitalization of the Group on the ASX (ASX:MSB); and
•the valuation of the Group’s assets from an independent valuation. An independent valuation was obtained for all assets at March 31, 2023 and for the MSC products for the impairment assessment performed as a result of the receipt of the complete response.
Costs of disposal were assumed to be immaterial.
Discounted cash-flows used a real post-tax discount rate range of 13.8% to 15.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 9 to 25 years.
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
The assessment of the recoverable amount of each product has been made in accordance with the discounted cash-flow assumptions outlined above. The assessments showed that the recoverable amount of each product exceeds the carrying amount and therefore there is no impairment.
The assessment of goodwill showed the recoverable amount of the Group's operating segment, including goodwill and remaining in-process research and development, exceeds carrying amounts, and therefore there is no impairment.
(vi)    Impact of possible changes in key assumptions
The Group has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amount of our intangible assets to exceed its recoverable amount.

Whilst there is no impairment, the key sensitivities in the valuation are dependent on the continued successful development of our technology platforms. Future discussion with the FDA as discussed in Note 15, could change the assumptions used within the impairment assessments. If the Group is unable to successfully develop our technology platforms, an impairment of the carrying amount of our intangible assets may result.
d.    Provisions

	As of June 30, 2023			As of June 30, 2022
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	636	16,563	17,199	10,823	12,461	23,284
Employee benefits	2,013	49	2,062	3,333	62	3,395
Provision for license agreements	3,750	—	3,750	3,750	—	3,750
	6,399	16,612	23,011	17,906	12,523	30,429
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
Employee benefits include accrued annual leave. As of June 30, 2023 and 2022, the entire amount of the annual leave accrual was $1.1 million and $1.0 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
(ii)    Movements
The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2023 and 2022.
e.    Deferred tax balances
(i)    Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	76,020	80,411
Other temporary differences	11,972	7,831
Total deferred tax assets	87,992	88,242

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	87,992	88,242
Total deferred tax liabilities	87,992	88,242
Net deferred tax liabilities	—	—

(ii)    Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2021	(71,916)	(8,248)	80,164	—
Charged/(credited) to:
- profit or loss	(8,742)	425	8,078	(239)
- directly to equity	247	(8)	—	239
As of June 30, 2022	(80,411)	(7,831)	88,242	—
Charged/(credited) to:
- profit or loss	4,179	(4,141)	(250)	(212)
- directly to equity	212	—	—	212
As of June 30, 2023	(76,020)	(11,972)	87,992	—
(1)Deferred tax assets are netted against deferred tax liabilities.
f.    Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Opening balance(1)	2,500	2,500
Amount recognized as revenue during the period	—	—
Balance as of the end of the period	2,500	2,500

(1)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2023.
7. Equity
a.    Contributed equity
(i)    Share capital

	As of June 30,
	2023	2022	2021	2023	2022	2021
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	814,204,825	650,454,551	648,696,070	1,249,123	1,165,309	1,163,153
Less: Treasury Shares	(542,903)	(542,903)	(771,983)	—	—	—
Total Contributed Equity	813,661,922	649,911,648	647,924,087	1,249,123	1,165,309	1,163,153

(ii)    Movements in ordinary share capital

	As of June 30,			As of June 30,
	2023	2022	2021	2023	2022	2021
	Shares No.			(U.S. dollars, in thousands)
Opening balance	650,454,551	648,696,070	583,949,612	1,165,309	1,163,153	1,051,450
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	—	—	209	9,223
Transfer to employee share trust(1)	—	—	3,450,000	—	—	—
Share based compensation for services rendered	—	1,758,481	1,187,168	—	1,698	1,867
Placement of shares under a share placement agreement(2)(3)	163,750,274	—	60,109,290	89,141	—	97,031
Transaction costs arising on share issue	—	—	—	(5,327)	21	(1,312)
Total contributions of equity during the period	163,750,274	1,758,481	64,746,458	83,814	1,928	106,809
Share options reserve transferred to equity on exercise of options	—	—	—	—	228	4,894
Ending balance	814,204,825	650,454,551	648,696,070	1,249,123	1,165,309	1,163,153

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.

(2)
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

(3)
In August 2022, 86,666,667 shares were issued in an equity purchase of Mesoblast Limited at A$0.75 per share to existing and new institutional investors, representing a 5.00% discount to the thirty trading-day volume weighted average price. In April 2023, 77,083,607 shares were issued in an equity purchase of Mesoblast Limited at A$0.85 per share primarily to existing major shareholders, representing a 15.00% discount to the five trading-day volume weighted average price.

(iii)    Movements of shares in share trust

	As of June 30			As of June 30
	2023	2022	2021	2023	2022	2021
	Shares No.			(U.S. dollars, in thousands)
Opening balance(1)	542,903	771,983	3,500,000	—	—	—
Movement of shares in share trust
Transfer to employee share trust(2)	—	—	3,450,000	—	—	—
Exercise of share options(2)	—	(229,080)	(6,178,017)	—	—	—
Ending balance	542,903	542,903	771,983	—	—	—

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
b.    Reserves
(i)    Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2023	2022
Share-based payments reserve	101,367	97,924
Investment revaluation reserve	(543)	(542)
Foreign currency translation reserve	(40,273)	(39,700)
Warrants reserve	12,969	12,969
	73,520	70,651

(ii)    Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2023	2022
Opening balance	97,924	92,855
Tax credited / (debited) to equity	(212)	(239)
Transfer to ordinary shares on exercise of options	—	(228)
Share-based payment expense for the year	3,655	5,536
Closing Balance	101,367	97,924

Investment revaluation reserve
Opening balance	(542)	(220)
Changes in the fair value of financial assets through other comprehensive income	(1)	(322)
Closing Balance	(543)	(542)

Foreign currency translation reserve
Opening balance	(39,700)	(39,791)
Currency gain/(loss) on translation of foreign operations net assets	(573)	91
Closing Balance	(40,273)	(39,700)

Warrant reserve
Opening balance	12,969	12,969
Movements during the period	—	—
Closing Balance	12,969	12,969
(iii)    Nature and purpose of reserves
Share-based payment reserve
The share-based payments reserve is used to recognize:
•the fair value(1) of options issued but not exercised; and
•the fair value(1) of deferred shares granted but not yet vested.
(1)The fair value recognized is determined at the acceptance date, which is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement or when they are approved by shareholders when this is required.
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

(in U.S. dollars, except percent data and as otherwise noted) Assumption	At Issue date - March 18, 2021	Rationale
Share Price	A$2.41	Closing share price on valuation date from external market source
Exercise Price	A$2.88	As per subscription agreement
Expected Term	7 years	As per subscription agreement
Dividend Yield	0%	Based on Company’s nil dividend history
Expected Volatility	66.88%	Based on historical volatility data for the Company
A$-US$ FX Spot Rate	0.7827	Closing FX rate on valuation date from the Reserve Bank of Australia historical foreign exchange rate tables
Risk Free Interest Rate	1.24%	Based on the mid-point of the Australian Government issued 5 year and 10 year bonds
Fair value per warrant	$0.863 (A$1.103)	Determined using Monte Carlo pricing models with the inputs above
Fair value	$12,968,583	Fair value of 15,027,327 warrants as at issue date

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2023	2022	2021
Cash at bank	70,920	60,034	136,430
Deposits at call	398	413	451
	71,318	60,447	136,881

(in U.S. dollars, in thousands)	As of June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2023	2022	2021
Loss for the period	(81,889)	(91,347)	(98,811)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	4,107	4,380	4,264
Foreign exchange losses/(gains)	62	536	(1,499)
Finance costs	20,122	17,288	10,711
Remeasurement of contingent consideration	(8,771)	(913)	(18,687)
Remeasurement of warrant liabilities	2,205	(5,896)	—
Equity settled share-based payment	3,655	5,536	12,510
Deferred tax benefit	(212)	(235)	(819)
Gain on derecognition of right-of-use assets	(76)	—	—
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	(118)	140	(1,739)
Decrease/(increase) in prepayments	1,650	1,555	(213)
Increase/(decrease) in trade creditors and accruals	(398)	4,777	(5,061)
Decrease/(increase) in tax incentive recoverable	(2,388)	—	—
Increase/(decrease) in provisions	(1,218)	(1,603)	(1,405)
Net cash outflows used in operations	(63,269)	(65,782)	(100,749)
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
•recognition of revenue (Note 3 and Note 23(e));
•fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 13);
•recoverable amount of goodwill and other intangible assets including in-process research and development (Note 6(c));
•useful life of intangible assets (Note 6(c));
•recognition of deferred tax assets and deferred tax liabilities (Note 4);
•fair value of share-based payments (Note 17);

•remeasurement of borrowings due to change in estimated cash flows (Note 5(f));
•recognition of pre-launch inventory costs (Note 23(f)); and
•fair value of warrant liability (Note 5(g)).
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

Risk	Exposure arising from	Measurement	Management
Market risk – currency risk	Future commercial transactions Recognized financial assets and liabilities not denominated in the functional currency of each entity within the Group	Cash flow forecasting Sensitivity analysis	The future cash flows of each currency are forecast and the quantum of cash reserves held for each currency are managed in line with future forecasted requirements. Cross currency swaps are undertaken as required.

Market risk – interest rate risk	Term deposits at fixed rates	Sensitivity analysis	Vary length of term deposits, utilize interest bearing accounts and periodically review interest rates available to ensure we earn interest at market rates.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	Forecasts of net sales of the product underlying the NovaQuest borrowing arrangement are updated on a quarterly basis to evaluate the impact on the carrying amount of the financial liability.

Credit risk	Cash and cash equivalents, trade and other receivables and other non-current assets	Aging analysis Credit ratings	Transact primarily with the best risk rated banks available in each region giving consideration to the products required, the quantum of cash reserves held and future forecasted requirements

Liquidity risk	Cash and cash equivalents, borrowings, trade payables, lease liabilities and contingent consideration	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments.

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
As of June 30, 2023, the Group held 67% of its cash in US$, and 33% in A$. As of June 30, 2022 the Group held 97% of its cash in US$, and 3% in A$.
The balances held at the end of the year that give rise to currency risk exposure are presented in US$ in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2023 and June 30, 2022 would have had on the Group’s reported net profits/(losses) and/or equity balance. The bank balances held at the end of the year that are presented in the following table give rise to currency risk exposure as they are not in the functional currency of the entity in which it is held.

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2023	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$60	$12	$(12)
Bank accounts – CHF	CHF79	$18	$(18)
Bank accounts – SGD	S$80	$12	$(12)
Bank accounts – EUR	EUR4	$1	$(1)
Trade and other receivables - USD	US$400	$80	$(80)
Trade and other receivables - SGD	S$106	$16	$(16)
Trade and other receivables - CHF	CHF3	$1	$(1)
Trade and other receivables - EUR	EUR292	$63	$(63)
Trade payables and accruals - USD	(US$1,361)	$(272)	$272
Trade payables and accruals - AUD	(A$1,064)	$(141)	$141
Trade payables and accruals - SGD	(S$422)	$(62)	$62
Trade payables and accruals - GBP	(GBP45)	$(11)	$11
Trade payables and accruals - EUR	(EUR26)	$(6)	$6
Trade payables and accruals - CHF	(CHF40)	$(9)	$9
Provisions – USD	(US$1,750)	$(350)	$350
		$(648)	$648

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2022	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$93	$19	$(19)
Bank accounts – CHF	CHF55	$12	$(12)
Bank accounts – SGD	S$140	$20	$(20)
Bank accounts – EUR	EUR289	$60	$(60)
Trade and other receivables - SGD	S$205	$30	$(30)
Trade and other receivables - CHF	CHF6	$1	$(1)
Trade and other receivables - EUR	EUR153	$32	$(32)
Trade payables and accruals - USD	(US$274)	$(55)	$55
Trade payables and accruals - AUD	(A$752)	$(104)	$104
Trade payables and accruals - SGD	(S$429)	$(62)	$62
Trade payables and accruals - GBP	(GBP50)	$(12)	$12
Trade payables and accruals - EUR	(EUR42)	$(9)	$9
Trade payables and accruals - CHF	(CHF36)	$(7)	$7
Provisions – USD	(US$1,750)	$(350)	$350
Provisions – SGD	(S$62)	$(9)	$9
		$(434)	$434
(1)We have corrected for immaterial errors in the year ended June 30, 2022 within the financial risk management disclosure above. We do not believe this correction is material to the consolidated financial statements in any period presented.
(ii)    Cash flow and interest rate risk
The Group is exposed to interest rate movements which impacts interest income earned on its deposits and at call accounts. The interest rate risk is managed by spreading the maturity date of our deposits across various periods. The Group ensures that sufficient funds are available, in at call accounts, to meet the working capital requirements of the Group.
The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2023 and June 30, 2022. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of Jun 30, 2023			As of June 30, 2022
(in U.S. dollars, in thousands, except percent data)	Low	High	US$	Low(1)	High(1)	US$
Funds invested – US$	1.79%	1.79%	40,569	0.00%	0.00%	49,383
Rate increase by 10%	1.97%	1.97%	73	0.03%	0.03%	15
Rate decrease by 10%	1.61%	1.61%	(73)	0.03%	0.03%	(15)

(in Australian dollars, in thousands, except percent data)	Low	High	A$	Low	High	A$
Funds invested – A$	4.59%	4.59%	600	1.50%	1.50%	600
Rate increase by 10%	5.05%	5.05%	3	1.65%	1.65%	1
Rate decrease by 10%	4.13%	4.13%	(3)	1.35%	1.35%	(1)

(1)	The interest rate was 0% for the period ended June 30, 2022. The sensitivity assumes the interest rate to increase or decrease by 0.03%, which is consistent with prior periods.

(iii)    Price risk
Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
The exposure of the Group’s borrowing to price rate changes are as follows:

	As of Jun 30, 2023		As of June 30, 2022
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Borrowings – NovaQuest	336	0%	372	0%
Non-current borrowings
Borrowings – NovaQuest	55,739	51%	47,898	50%
	56,075	51%	48,270	50%
As at June 30, 2023, all other factors held constant, a +/-20% change in the forecast net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would have a minimal impact on non-current borrowings and profit.
The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2023, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(g)(iv).
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

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	398	413
Cash at bank (Note 5(a)) - minimum A rated	70,920	60,033
Trade and other receivables
Receivable from other parties (non-rated)	2,276	2,382
Receivable from the Australian Government (Income Tax)	2,363	5
Receivable from the United States Government (U.S. tax credits)	1,473	1,475
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from the Australian Government (Goods and Services Tax)	121	102
Receivable from the Singapore Government (Goods and Services Tax)	78	—
Receivable from the United States Government (Foreign Withholding Tax)	71	—
Receivable from minimum A rated bank deposits (interest)	18	—
Receivable from the Swiss Government (Value-Added Tax)	3	105
Receivable from the United States Government (Income Tax)	—	20
Other non-current assets
Minimum A rated bank deposits (held as security)	1,912	1,930
(1)We have corrected for immaterial errors in the year ended June 30, 2022 within the financial risk management disclosure above. We do not believe this correction is material to the consolidated financial statements in any period presented.
c.    Liquidity risk
Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).
All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2023 and June 30, 2022 mature within 6 months. Trade payables and contingent consideration held by the Group as of June 30, 2023 and June 30, 2022 are non-interest bearing. The total contractual cash flows associated with trade payables equate to the carrying amount disclosed within the financial statements.
As of June 30, 2023, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and removing probability adjustments as applicable for contingent consideration, and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(6,668)	(15,639)	(152,371)	—	(174,678)	(108,763)
Trade payables	(20,145)	—	—	—	(20,145)	(20,145)
Lease liabilities	(4,393)	(2,592)	(1,252)	—	(8,237)	(7,732)
Contingent consideration(3)	(4,617)	(935)	(1,006)	—	(6,558)	(593)
	(35,823)	(19,166)	(154,629)	—	(209,618)	(137,233)
(1)Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2023 without taking into account drawdowns of further tranches.

(2)In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of pediatric SR-aGVHD.
(3)In relation to the contractual maturities of the royalty payments related to contingent consideration, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of children and adults with aGVHD. The carrying amount reflects the discounted and probability adjusted contractual balance. Product royalties will be payable in cash which will be funded from royalties received from net sales. With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. The carrying amount reflects the discounted and probability adjusted contractual balance related to royalty payments.
11. Capital management
The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.
12. Interests in other entities
The Group’s subsidiaries as of June 30, 2023 and 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated on November 15, 2018 in the Cayman Islands however operates in Hong Kong.

	Country of incorporation	Class of shares	Equity holding
			As of June 30,
			2023	2022
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd	Cayman Islands	Ordinary	100	100
13. Contingent assets and liabilities
a.    Contingent assets
The Group did not have any contingent assets outstanding as of June 30, 2023 and June 30, 2022.
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

(ii)    Other contingent liabilities
The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2023, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.
14. Commitments
a.    Capital commitments
The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2023 and June 30, 2022.
b.    Purchase commitments
In December 2019, the Group commenced production under its manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2023, the agreement contains a minimum remaining financial commitment of the non-lease component of $16.8 million, payable until December 2024, which is cancellable in limited circumstances. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2023, the lease component is $3.0 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c). At the Group's discretion, the minimum financial commitment under this manufacturing services agreement can be reduced by $12.2 million under certain conditions, with $1.1 million of this reduction relating to the lease component and $11.1 million relating to the non-lease component of the agreement.
The group have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2023, the Group had $9.1 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.
The Group did not have any other purchase commitments as of June 30, 2023.
15. Events occurring after the reporting period
In August 2023, the FDA provided a complete response to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. In line with the Group's overall commercial strategy to progress to adult populations, the Group intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. Assumptions associated with SR-aGVHD are included within the impairment assessment of Osiris MSC products within in-process research and development and goodwill, contingent consideration, pre-launch inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast net operating cash usage. The Group has assessed and included the impact of the FDA's complete response to the Group's BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD in these areas. Future discussions with the FDA could lead to a change in the assumptions associated with SR-aGVHD within the impairment assessment of Osiris MSC products within in-process research and development and goodwill, contingent consideration, pre-launch inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast net operating cash usage.
There were no other events that have occurred after June 30, 2023 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.
16. Related party transactions
a.    Parent entity
The parent entity within the Group is Mesoblast Limited.

b.    Subsidiaries
Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.
c.    Key management personnel compensation
The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	Year Ended June 30,
(in U.S. dollars)	2023	2022
Short-term employee benefits	2,153,181	2,294,897
Long-term employee benefits	11,326	12,206
Post-employment benefits	23,935	31,346
Share based payments	881,342	391,592
	3,069,784	2,730,041
The aggregate other service payments made to Directors and other members of key management personnel of the Group is set out below:
Philip Krause was appointed to a formal strategic advisory role on June 4, 2023. The consulting agreement is in addition to Philip Krause's existing role as non executive director, the terms of which remain unchanged. He will provide specialist regulatory advisory services and will be remunerated at an hourly rate. The agreement is ongoing with either party able to terminate on 15 written days notice. The total aggregate fees paid to Philip Krause as of June 30, 2023 was $110,383.
There were no loans or other related transactions with KMP during the financial year.
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
17. Share-based payments
The Company has adopted an Employee Share Option Plan (“ESOP”) to foster an ownership culture within the Company and to motivate senior management and consultants to achieve performance targets. Selected directors, employees and consultants may be eligible to participate in ESOP at the absolute discretion of the board of directors, and in the case of directors, upon approval by shareholders.
Grant policy
In accordance with the Company’s policy, options are typically issued in three equal tranches. The length of time from grant date to expiry date is typically 7 years.
Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2023, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.
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
a.    Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
34	27-Apr-16	06-Mar-23	A$2.80	1,678,979	—	—	(1,678,979)		—	—
34b	31-Oct-16	06-Mar-23	A$2.80	200,000	—	—	(200,000)		—	—
35a	08-Jul-20	08-Jul-23	A$2.86	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	A$1.31	533,000	—	—	—		533,000	533,000
36a	06-Dec-16	05-Dec-23	A$1.19	1,950,730	—	—	—		1,950,730	1,809,064
38	16-Sep-17	15-Sep-24	A$1.54	50,000	—	—	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	A$1.40	150,000	—	—	(150,000)		—	—
39	13-Oct-17	12-Oct-24	A$1.94	975,000	—	—	—		975,000	975,000
39a	13-Oct-17	12-Oct-24	A$1.76	902,425	—	—	—		902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	A$1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.56	200,000	—	—	—		200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.87	3,793,332	—	—	(660,000)		3,133,332	3,133,332
43b	18-Jul-18	17-Jul-25	A$1.87	350,000	—	—	—		350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.33	590,000	—	—	—		590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.45	3,333	—	—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	A$1.48	300,000	—	—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.62	3,098,670	—	—	(66,667)		3,018,669	3,018,669
49	20-Jul-19	19-Jul-26	A$1.62		—	—	(13,334)	*
49a	20-Jul-19	19-Jul-26	A$1.47	3,499,998	—	—	(466,666)		2,833,332	1,883,332
49a	20-Jul-19	19-Jul-26	A$1.47		—	—	(200,000)	*
49b	20-Jul-19	19-Jul-26	A$1.47	1,346,667	—	—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.47	538,667	—	—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.47	700,000	—	—	—		700,000	175,000
50a	20-Jul-19	19-Jul-26	A$1.47	400,000	—	—	(400,000)	*	—	—
52	29-Aug-19	28-Aug-26	A$1.62	400,000	—	—	(400,000)		—	—
53	29-Aug-19	28-Aug-26	A$1.47	800,000	—	—	(800,000)		—	—
54	25-Nov-19	24-Nov-26	A$1.98	153,334	—	—	(133,334)		20,000	20,000
55	29-May-19	28-May-26	A$1.48	350,000	—	—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.83	200,000	—	—	—		200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.98	450,000	—	—	(200,000)		150,000	150,000
58	25-Nov-19	24-Nov-26	A$1.98		—	—	(100,000)	*
59	24-Jan-20	23-Jan-27	A$3.38	10,000	—	—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.02	1,200,000	—	—	—		1,200,000	1,200,000

63a	18-May-20	17-May-27	A$3.65	2,400,000	—	—	(800,000)		1,200,000	200,000
63a	18-May-20	17-May-27	A$3.65		—	—	(400,000)	*
64	16-Jul-20	15-Jul-27	A$3.75	3,498,333	—	—	(176,668)		3,253,333	2,160,009
64	16-Jul-20	15-Jul-27	A$3.75		—	—	(68,332)	*
64a	16-Jul-20	15-Jul-27	A$3.41	2,700,000	—	—	(965,000)	*	1,735,000	478,334
64c	16-Jul-20	15-Jul-27	A$3.41	350,000	—	—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.41	300,000	—	—	—		300,000	100,000
64e	16-Jul-20	15-Jul-27	A$3.41	1,200,000	—	—	—		1,200,000	720,000
65	26-Aug-20	25-Aug-27	A$5.76	5,000	—	—	(3,334)		—	—
65	26-Aug-20	25-Aug-27	A$5.76		—	—	(1,666)	*
66	11-Sep-20	10-Sep-27	A$4.78	200,000	—	—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.60	200,000	—	—	—		200,000	133,333
69	20-Nov-20	19-Nov-27	A$3.60	100,000	—	—	—		100,000	100,000

71	17-Feb-21	16-Feb-28	A$2.67	250,000	—	—	—		250,000	166,667
72	15-Apr-21	14-Apr-28	A$2.28	200,000	—	—	—		200,000	133,334
74	08-Sep-21	07-Sep-28	A$1.77	3,423,000	—	—	(50,001)		3,186,333	1,051,007
74	08-Sep-21	07-Sep-28	A$1.77		—	—	(186,666)	*
74a	08-Sep-21	07-Sep-28	A$1.77	4,150,000	—	—	(300,000)	*	3,850,000	923,334
74b	08-Sep-21	07-Sep-28	A$1.77	1,550,000	—	—	—		1,550,000	—
74c	08-Sep-21	07-Sep-28	A$1.77	650,000	—	—	(650,000)	*	—	—
75	23-Dec-21	22-Dec-28	A$1.42	200,000	—	—	—		200,000	100,000
76	17-Oct-22	16-Oct-29	A$1.03	—	1,250,000	—	—		1,250,000	—
77	23-May-22	22-May-29	A$1.01	—	200,000	—	—		200,000	66,667
78	24-Aug-22	23-Aug-29	A$0.85	—	200,000	—	—		200,000	—
79	17-Oct-22	16-Oct-29	A$1.13	—	5,844,500	—	(90,000)	*	5,754,500	—
79a	17-Oct-22	16-Oct-29	A$1.03	—	4,350,000	—	—		4,350,000	—
79b	17-Oct-22	16-Oct-29	A$1.13	—	225,000	—	—		225,000	—
79c	17-Oct-22	16-Oct-29	A$1.03	—	3,225,000	—	—		3,225,000	—
79d	17-Oct-22	16-Oct-29	A$1.03	—	1,200,000	—	—		1,200,000	—
80	08-Aug-22	07-Aug-29	A$0.93	—	100,000	—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.60	—	100,000	—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.12	—	100,000	—	—		100,000	—
83	30-Mar-23	29-Mar-30	A$1.03	—	180,000	—	(30,000)	*	150,000	—
June 30, 2023				49,650,468	16,974,500	—	(9,190,647)		57,434,321	26,464,507
Weighted average share purchase price				A$2.21	A$1.08	A$—	A$2.39		A$1.85	A$2.12
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22	A$4.20	1,753,334	—	—	(1,753,334)		—	—
33	26-Aug-15	16-Aug-22	A$4.05	75,000	—	—	(75,000)		—	—
34	27-Apr-16	06-Mar-23	A$2.80	1,858,979	—	—	(180,000)		1,678,979	1,678,979
34b	31-Oct-16	06-Mar-23	A$2.80	200,000	—	—	—		200,000	200,000
35a	08-Jul-20	08-Jul-23	A$2.86	1,500,000	—	—	—		1,500,000	1,500,000
36	06-Dec-16	05-Dec-23	A$1.31	623,000	—	(50,000)	(40,000)		533,000	533,000
36a	06-Dec-16	05-Dec-23	A$1.19	1,950,730	—	—	—		1,950,730	1,809,064
38	16-Sep-17	15-Sep-24	A$1.54	50,000	—	—	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	A$1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24	A$1.94	1,090,000	—	—	(115,000)		975,000	975,000
39a	13-Oct-17	12-Oct-24	A$1.76	902,425	—	—	—		902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	A$1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.56	200,000	—	—	—		200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.87	4,201,666	—	(20,000)	(388,334)		3,793,332	3,793,332
43b	18-Jul-18	17-Jul-25	A$1.87	350,000	—	—	—		350,000	350,000
44	15-Jul-18	14-Jul-25	A$1.72	150,000	—	—	(150,000)		—	—
45	30-Nov-18	29-Nov-25	A$1.33	590,000	—	—	—		590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.45	3,333	—	—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.45	150,000	—	—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	A$1.48	300,000	—	—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.62	3,638,671	—	(113,334)	(277,999)		3,098,670	1,940,654
49	20-Jul-19	19-Jul-26	A$1.62		—		(148,668)	*
49a	20-Jul-19	19-Jul-26	A$1.47	3,999,998	—	—	(333,334)		3,499,998	1,316,665
49a	20-Jul-19	19-Jul-26	A$1.47		—		(166,666)	*
49b	20-Jul-19	19-Jul-26	A$1.47	1,346,667	—	—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.47	538,667	—	—	—		538,667	359,112
50	20-Jul-19	19-Jul-26	A$1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	A$1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	A$1.47	150,000	—	—	(150,000)	*	—	—
52	29-Aug-19	28-Aug-26	A$1.62	400,000	—	—	—		400,000	266,666
53	29-Aug-19	28-Aug-26	A$1.47	800,000	—	—	—		800,000	533,334
54	25-Nov-19	24-Nov-26	A$1.98	295,000	—	—	(25,000)		153,334	146,668
54	25-Nov-19	24-Nov-26	A$1.98		—		(116,666)	*
55	29-May-19	28-May-26	A$1.48	350,000	—	—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.83	200,000	—	—	—		200,000	133,332
57	25-Nov-19	24-Nov-26	A$1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.98	450,000	—	—	—		450,000	300,000
59	24-Jan-20	23-Jan-27	A$3.38	10,000	—	—	—		10,000	10,000
61	17-Apr-20	16-Apr-27	A$2.51	50,000	—	—	(16,666)		—	—
61	17-Apr-20	16-Apr-27	A$2.51		—		(33,334)	*
63	18-May-20	17-May-27	A$4.02	1,200,000	—	—	—		1,200,000	800,000
63a	18-May-20	17-May-27	A$3.65	2,400,000	—	—	—		2,400,000	400,000
64	16-Jul-20	15-Jul-27	A$3.75	4,280,000	—	—	(225,003)		3,498,333	1,201,676
64	16-Jul-20	15-Jul-27	A$3.75				(556,664)	*
64a	16-Jul-20	15-Jul-27	A$3.41	3,050,000	—	—	(350,000)	*	2,700,000	133,334
64b	16-Jul-20	15-Jul-27	A$3.41	325,000	—	—	(325,000)	*	—	—
64c	16-Jul-20	15-Jul-27	A$3.41	350,000	—	—	—		350,000	—
64d	16-Jul-20	15-Jul-27	A$3.41	300,000	—	—	—		300,000	—

64e	16-Jul-20	15-Jul-27	A$3.41	1,200,000	—	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	A$5.76	5,000	—	—	—		5,000	1,667
66	11-Sep-20	10-Sep-27	A$4.78	200,000	—	—	—		200,000	100,000
67	08-Oct-20	07-Oct-27	A$3.84	200,000	—	—	(66,667)		—	—
67	08-Oct-20	07-Oct-27	A$3.84		—		(133,333)	*
68	20-Nov-20	19-Nov-27	A$3.60	200,000	—	—	—		200,000	66,666
69	20-Nov-20	19-Nov-27	A$3.60	100,000	—	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.67	250,000	—	—	—		250,000	—
72	15-Apr-21	14-Apr-28	A$2.28	—	200,000	—	—		200,000	66,667
73	30-Jun-21	30-Aug-21	A$—	45,746	—	(45,746)	—		—	—
74	08-Sep-21	07-Sep-28	A$1.77	—	3,973,000	—	(550,000)	*	3,423,000	—
74a	08-Sep-21	07-Sep-28	A$1.77	—	4,150,000	—	—		4,150,000	—
74b	08-Sep-21	07-Sep-28	A$1.77	—	1,550,000	—	—		1,550,000	—
74c	08-Sep-21	07-Sep-28	A$1.77	—	650,000	—	—		650,000	—
75	23-Dec-21	22-Dec-28	A$1.42	—	200,000	—	—		200,000	—
June 30, 2022				45,333,216	10,723,000	(229,080)	(6,176,668)		49,650,468	23,084,908
Weighted average share purchase price				A$2.42	A$1.77	A$1.25	A$2.99		A$2.21	A$2.06
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date		Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22		US$4.20	2,268,334	—	(515,000)	—		1,753,334	1,753,334
33	26-Aug-15	16-Aug-22		A$4.05	75,000	—	—	—		75,000	75,000
34	27-Apr-16	6-Mar-23		A$2.80	2,638,334	—	(769,355)	(10,000)		1,858,979	1,858,979
34a	27-Apr-16	17-Apr-23		A$2.74	200,000	—	(116,666)	(83,334)		—	—
34b	31-Oct-16	6-Mar-23		A$2.80	200,000	—	—	—		200,000	200,000
35	30-Jun-16	30-Jun-22	(2)	A$2.20	900,000	—	(900,000)	—		—	—
35a	8-Jul-20	8-Jul-23		A$2.86	—	1,500,000	—	—		1,500,000	1,500,000
36	6-Dec-16	5-Dec-23		A$1.31	923,000	—	(300,000)	—		623,000	623,000
36a	6-Dec-16	5-Dec-23		A$1.19	2,519,064	—	(426,668)	(141,666)	*	1,950,730	1,809,064
36b	13-Jan-17	12-Jan-24		A$1.65	300,000	—	(300,000)	—		—	—
37	28-Jun-17	27-Jun-24		A$2.23	150,000	—	(150,000)	—		—	—
38	16-Sep-17	15-Sep-24		A$1.54	66,666	—	(16,666)	—		50,000	50,000
38a	16-Sep-17	15-Sep-24		A$1.40	150,000	—	—	—		150,000	150,000
39	13-Oct-17	12-Oct-24		A$1.94	1,655,000	—	(565,000)	—		1,090,000	1,090,000
39a	13-Oct-17	12-Oct-24		A$1.76	1,302,425	—	(400,000)	—		902,425	902,425
40	24-Nov-17	23-Nov-24		A$1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24		A$1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25		A$1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25		A$1.56	200,000	—	—	—		200,000	133,334
43	18-Jul-18	17-Jul-25		A$1.87	5,398,334	—	(944,998)	(251,670)	*	4,201,666	2,526,653
43b	18-Jul-18	17-Jul-25		A$1.87	350,000	—	—	—		350,000	233,334
44	15-Jul-18	14-Jul-25		A$1.72	300,000	—	(150,000)	—		150,000	50,000
45	30-Nov-18	29-Nov-25		A$1.33	590,000	—	—	—		590,000	393,332
46	19-Jan-19	18-Jan-26		A$1.45	5,000	—	(1,667)	—		3,333	1,667
47	19-Jan-19	18-Jan-26		A$1.45	150,000	—	—	—		150,000	150,000
48	4-Apr-19	3-Apr-26		A$1.48	300,000	—	—	—		300,000	200,000
49	20-Jul-19	19-Jul-26		A$1.62	4,690,000	—	(523,661)	(6,666)		3,638,671	1,030,310
49	20-Jul-19	19-Jul-26		A$1.62		—		(521,002)	*
49a	20-Jul-19	19-Jul-26		A$1.47	5,500,000	—	(800,002)	(700,000)	*	3,999,998	400,001
49b	20-Jul-19	19-Jul-26		A$1.47	1,346,667	—	—	—		1,346,667	448,889

49c	20-Jul-19	19-Jul-26	A$1.47	538,667	—	—	—		538,667	179,556
50	20-Jul-19	19-Jul-26	A$1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	A$1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	A$1.47	150,000	—	—	—		150,000	—
52	29-Aug-19	28-Aug-26	A$1.62	400,000	—	—	—		400,000	133,333
53	29-Aug-19	28-Aug-26	A$1.47	800,000	—	—	—		800,000	266,667
54	25-Nov-19	24-Nov-26	A$1.98	845,000	—	(98,334)	(11,667)		295,000	98,334
54	25-Nov-19	24-Nov-26	A$1.98		—		(439,999)	*
55	29-May-19	28-May-26	A$1.48	450,000	—	(100,000)	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.83	200,000	—	—	—		200,000	66,666
57	25-Nov-19	24-Nov-26	A$1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.98	450,000	—	—	—		450,000	150,000
59	24-Jan-20	23-Jan-27	A$3.38	—	65,000	—	(55,000)	*	10,000	3,333
60	17-Apr-20	16-Apr-27	A$2.51	—	57,660	—	(57,660)	*	—	—
61	17-Apr-20	16-Apr-27	A$2.51	—	250,000	—	(200,000)	*	50,000	16,666
63	18-May-20	17-May-27	A$4.02	—	1,200,000	—	—		1,200,000	400,000
63a	18-May-20	17-May-27	A$3.65	—	2,400,000	—	—		2,400,000	—
64	16-Jul-20	15-Jul-27	A$3.75	—	5,970,000	—	(1,690,000)	*	4,280,000	—
64a	16-Jul-20	15-Jul-27	A$3.41	—	3,400,000	—	(350,000)	*	3,050,000	—
64b	16-Jul-20	15-Jul-27	A$3.41	—	325,000	—	—		325,000	—
64c	16-Jul-20	15-Jul-27	A$3.41	—	350,000	—	—		350,000	—
64	16-Jul-20	15-Jul-27	A$3.41	—	300,000	—	—		300,000	—
64e	16-Jul-20	15-Jul-27	A$3.41	—	1,200,000	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	A$5.76	—	140,000	—	(135,000)	*	5,000	—
66	11-Sep-20	10-Sep-27	A$4.78	—	200,000	—	—		200,000	—
67	8-Oct-20	7-Oct-27	A$3.84	—	240,000	—	(40,000)	*	200,000	—
68	20-Nov-20	19-Nov-27	A$3.60	—	200,000	—	—		200,000	—
69	20-Nov-20	19-Nov-27	A$3.60	—	100,000	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.67	—	250,000	—	—		250,000	—
73	30-Jun-21	30-Aug-21	A$—	—	45,746	—	—		45,746	45,746
June 30, 2021				38,911,491	18,193,406	(7,078,017)	(4,693,664)		45,333,216	18,389,623
Weighted average share purchase price				A$1.86	A$3.56	A$2.06	A$2.76		A$2.42	A$2.15
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
(2)Based on the amended terms, the incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, will expire thirty six months after the effective date, July 1, 2019.
The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2023, 2022 and 2021 were Nil, A$1.82 and A$4.42 respectively. The weighted average remaining contractual life of share options outstanding as of June 30, 2023, 2022 and 2021 were 4.13 years, 4.16 years and 4.49 years, respectively.
b.    Existing share-based payment arrangements
General terms and conditions attached to share based payments
Share options pursuant to the employee share option plan are generally granted in three equal tranches. The length of time from grant date to expiry date is typically seven years. Vesting occurs based on achievement of performance conditions and/or progressively over the life of the option with the first tranche vesting one year from grant date, the second tranche two years from grant date, and the third tranche three years from grant date. On cessation of employment the Company’s board of directors determines if a leaver is a bad leaver or not. If a participant is deemed a bad leaver, all rights, entitlements and interests in any unexercised options held by the participant will be forfeited and will lapse immediately. If a leaver is not a bad leaver they may retain vested options, however, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Company’s board of directors), after which time they will lapse. Unvested options will normally be forfeited and lapse.

This policy applies to all issues shown in the above table with the exception of the following:

35	Incentive rights granted pursuant to the Equity Facility Agreement with Kentgrove Capital, dated June 30, 2016, had fully vested on the agreement date and will expire thirty six months after the date of the issue of the incentive right. The terms of this agreement were amended on July 30, 2019. Under the amended terms, these incentive rights will expire thirty six months after the effective date of July 1, 2019.

35a	Additional incentive rights granted pursuant to the Amendment Deed of the Equity Facility Agreement with Kentgrove Capital, dated July 30, 2019, had fully vested on the agreement date and will expire thirty six months after the date of the issue of the incentive right.

36a & 36b
Options were granted in two or three equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

49a, 49b, 50, 50a, 53, 64b, 64c, 64d, 64e, 71, 74a, 74b, 74c, 79c
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

69, 73, 80 & 81	Options were granted in one tranche and vested on the date on which board approval was obtained

79a, 79d
Options were granted in two, three, four or five tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company's board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

Modifications to share-based payment arrangements
There were no modifications made to share-based payment arrangements during the years ended June 30, 2023, June 30, 2022, and June 30, 2021.

c.    Fair values of share based payments
The weighted average fair value of share options granted during the years ended June 30, 2023, 2022 and 2021 were A$0.66, A$0.56 and A$1.42, respectively.
The fair value of all shared-based payments made has been calculated using the Black-Scholes model. This model requires the following inputs:
Share price at acceptance date
The share price used in valuation is the share price at the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement or at shareholder approval date where this approval is required. This price is generally the volume weighted average share price for the five trading days leading up to the date.
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
Life of the option
The life is generally the time period from grant date through to expiry. Certain assumptions have been made regarding “early exercise” i.e. options exercised ahead of the expiry date. These assumptions have been based on historical trends for option exercises within the Company and take into consideration exercise trends that are also evident as a result of local taxation laws.
Dividend yield
The Company has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.
Risk free interest rate
This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs
The model inputs for the valuations of options approved and granted during the year ended June 30, 2023 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
76	23-Nov-22	1.03	0.99	65.37%	6.3 yrs	0%	3.38%
77	23-Nov-22	1.01	0.99	65.37%	5.9 yrs	0%	3.38%
78	23-Nov-22	0.85	0.99	65.37%	6.1 yrs	0%	3.38%
79	09-Dec-22	1.13	1.04	65.43%	6.2 yrs	0%	3.11%
79a	21-Jun-23	1.03	1.18	65.04%	5.8 yrs	0%	3.88%
79b	16-Mar-23	1.13	0.97	65.29%	6.0 yrs	0%	2.99%
79c	23-Nov-22	1.03	0.99	65.37%	6.3 yrs	0%	3.38%
79d(3)	30-Jun-23	1.03	1.15	64.98%	5.7 yrs	0%	4.19%
80	18-Nov-22	0.93	0.95	65.35%	6.1 yrs	0%	3.35%
81	18-Nov-22	4.60	0.95	65.35%	4.6 yrs	0%	3.35%
82	30-Dec-22	1.12	0.89	65.31%	6.3 yrs	0%	3.70%
83	06-Apr-23	1.03	0.97	65.17%	6.4 yrs	0%	2.90%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
(3)Fair value estimated at June 30, 2023 as the valuation date under AASB2 has not been met as of June 30, 2023.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2023 was A$1.14.
The model inputs for the valuations of options approved and granted during the year ended June 30, 2022 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
72	05-May-21	2.28	1.94	66.62%	6.3 yrs	0%	0.69%
74	10-Nov-21	1.95	1.69	65.85%	6.2 yrs	0%	1.31%
74a	07-Nov-22	1.77	0.93	65.41%	5.3 yrs	0%	3.55%
74b	07-Nov-22	1.77	0.93	65.41%	5.3 yrs	0%	3.55%
74c	15-Feb-22	1.77	1.16	65.89%	5.9 yrs	0%	1.91%
75	17-Mar-22	1.42	1.21	65.98%	6.1 yrs	0%	2.18%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2022 was A$0.61.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2021 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
61	28-Jul-20	2.51	3.60	60.95%	6.1 yrs	0%	0.44%
63	08-Apr-21	4.02	2.21	66.74%	5.5 yrs	0%	0.65%
63a	05-Jul-21	3.65	2.03	66.45%	5.3 yrs	0%	0.72%
64	28-Jul-20	3.75	3.60	60.95%	6.3 yrs	0%	0.44%
64a	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
64b	30-Jun-21	3.41	2.09	66.48%	5.5 yrs	0%	0.77%
64c	25-Nov-20	3.41	4.12	65.36%	6.0 yrs	0%	0.30%
64d	30-Jun-22	3.41	0.65	65.55%	4.6 yrs	0%	3.36%
64e	05-Jul-21	3.41	2.03	66.45%	5.5 yrs	0%	0.72%
65	25-Sep-20	5.76	5.02	63.16%	6.3 yrs	0%	0.34%
66	16-Oct-20	4.78	3.24	65.17%	6.3 yrs	0%	0.27%
67	10-Nov-20	3.84	3.22	65.06%	6.3 yrs	0%	0.30%
68	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
69	24-Dec-20	3.60	2.38	67.22%	6.3 yrs	0%	0.35%
71	29-Mar-21	2.67	2.35	66.81%	6.2 yrs	0%	0.66%
73	30-Jun-21	—	2.09	66.48%	0.2 yrs	0%	0.77%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2021 was A$1.98.
18. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2023	2022	2021
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	669,603	745,021	747,783
Other audit services(1)	180,339	67,238	91,750
Total remuneration of PricewaterhouseCoopers Australia	849,942	812,259	839,533

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	144,864	133,309	130,450
Total remuneration of Network firms of PricewaterhouseCoopers Australia	144,864	133,309	130,450
Total auditors' remuneration(2)	994,806	945,568	969,983

(1)Other audit services relates to services performed in connection with the filing of registration statements on the Form S-8 and F-3.
(2)All services provided are considered audit fees for the purpose of SEC classification.
19. Losses per share

	Years Ended June 30,
	2023	2022	2021
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(11.08)	(14.08)	(16.33)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(11.08)	(14.08)	(16.33)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(11.08)	(14.08)	(16.33)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(11.08)	(14.08)	(16.33)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(81,889)	(91,347)	(98,811)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(81,889)	(91,347)	(98,811)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(81,889)	(91,347)	(98,811)

	2023 Number	2022 Number	2021 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	739,039,547	648,899,589	605,064,036
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	739,039,547	648,899,589	605,064,036
Options granted to employees and warrants (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares in the years ended June 30, 2023, 2022 and 2021. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2023, 2022 and 2021.

20. Parent entity financial information
a.    Summary financial information
The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2023	2022
Balance Sheet
Current Assets	28,850	4,948
Total Assets	890,120	853,380

Current Liabilities	11,941	9,210
Total Liabilities	15,282	13,227

Shareholders' Equity
Issued Capital	1,249,123	1,165,309
Reserves
Foreign Currency Translation Reserve	(261,377)	(227,441)
Share Options Reserve	86,274	82,619
Warrant Reserve	12,969	12,969
(Accumulated losses)/retained earnings	(212,165)	(193,317)
	874,824	840,139

Loss for the period	(18,848)	(19,305)
Total comprehensive loss for the period	(18,848)	(19,305)
(1)We have corrected for immaterial errors in the year ended June 30, 2022 within the parent entity note disclosure above. We do not believe this correction is material to the consolidated financial statements in any period presented.
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
21. Segment information
Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of the Company’s activities are regularly reviewed by the Company’s chief operating decision maker as a separate operating segment. By these criteria, the activities of the Company are considered to be one segment being the development of cell technology platform for commercialization, and the segmental analysis is the same as the analysis for the Company as a whole. The chief operating decision maker (Chief Executive Officer) reviews the consolidated income statement, consolidated balance sheet, and statement of cash flows regularly to make decisions about the Company’s resources and to assess overall performance.
22. Legal proceedings
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. Like the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York (which had court approval for settlement in August 2022), the Australian class actions relate to the Complete Response Letter released by the FDA in September 2020 in relation to the Company's GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of the Company's ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. The Company will continue to vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.
23. Summary of significant accounting policies
This note provides the principal accounting policies adopted in the preparation of these consolidated financial statements as set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Mesoblast Limited and its subsidiaries.
a.    Change in accounting policies
There were no new accounting policies adopted by the Group in the year ended June 30, 2023.
b.    Principles of consolidation
i.    Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2023 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
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

d.    Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Mesoblast Limited is A$. The consolidated financial statements are presented in US$, which is the Group’s presentation currency.
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
(iii)    Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for the consolidated balance sheets presented are translated at the closing rate at the date of that consolidated balance sheets;
•income and expenses for the statements of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive income.
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
Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue or deferred consideration in our consolidated balance sheets, depending on the nature of arrangement. Amounts expected to be recognized as revenue within the 12 months following the consolidated balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the consolidated balance sheet date are classified within non-current liabilities.
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
In June 2022, the Group announced its intention to leverage the results from a planned US trial to support potential product approvals in both the US and EU by including 20% EU patients in order to provide regulatory harmonization, cost efficiencies and streamlined timelines, without initiating an EU trial. As a result, the strategic partnership with Grünenthal has been amended and milestone payments relating to R&D and CMC services and other development services which were linked to the Europe trial have been removed, instead the Group is eligible to receive payments up to US$112.5 million prior to product launch in the EU, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.
The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2023. The performance obligation for the $2.5 million was previously satisfied under the original agreement, however under the amended agreement with Grünenthal it is subject to repayment to Grünenthal. Revenue will be recognized when the clinical trial has recruited the required amount of European patients, as the $2.5 million will no longer be subject to repayment to Grünenthal. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the years ended June 30, 2023, 2022 and 2021.
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
For the years ended June 30, 2023, 2022 and 2021, no revenue was recognized in relation to this strategic alliance with Tasly.
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
In the years ended June 30, 2023, 2022 and 2021, the Group earned $0.4 million, $0.3 million and $0.2 million, respectively, of royalty income on sales of Alofisel® in Europe by our licensee Takeda.
No milestone revenue was recognized in the year ended June 30, 2023 in relation to the Group's patent license agreement with Takeda entered into in December 2017. In the year ended June 30, 2022, $1.2 million milestone revenue was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the year ended June 30, 2021.
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
Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group are entitled to a double-digit profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2020. The Group will receive royalties on TEMCELL product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. The Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognizes royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.
In the years ended June 30, 2023, 2022 and 2021, the Group recognized $7.1 million, $8.7 million, and $7.2 million in commercialization revenue, respectively, relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.
(ii)    Interest income
Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.
(iii)    Research and development tax incentive
Tax incentives comprise payments from the Australian government’s Innovation Australia Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. The research and development tax incentive credit is available for the Group's research and development activities in Australia. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending.
The research and development tax incentive credit is available for the Group’s research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. In October 2020, the Australian Government introduced new legislation for the refundable tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. Per the new legislation, the refundable tax offset for companies with an aggregated turnover of A$20.0 million or more is the Company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the refundable research and development tax offset is 18.5% above the Company's tax rate.

The Group recorded $3.5 million in research and development tax incentive income for the year ended June 30, 2023. Within this $3.5 million, $1.2 million pertains to an estimate for the year ended June 30, 2023, $1.1 million pertains to the year ended June 30, 2022 and $1.2 million pertains to the year ended June 30, 2021. During the year ended June 30, 2023, management concluded its assessment of qualifying activities and the Group recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if the Group's research and development activities were eligible under the incentive scheme.
f.    Inventories
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
All inventory costs are currently fully provided for and are recognized within Manufacturing Commercialization expenses. Where it is determined that the pre-launch inventory will be used within a clinical trial, that amount is removed from the cost of pre-launch inventory. There is no impact on the consolidated income statement as the carrying value has been previously fully provided for.
As of June 30, 2023 and June 30, 2022, there was $22.4 million and $28.9 million of pre-launch inventory recognized on the consolidated balance sheet that was fully provided for, respectively. In the year ended June 30, 2023, the Group reclassified $10.0 million of costs within pre-launch inventory for use in clinical trials. The future commercial use of the remaining pre-launch inventory recognized on the consolidated balance sheet will be dependent on future discussions with the FDA and remains fully provided for.
For the years ended June 30, 2023, 2022 and 2021, $3.5 million, $7.0 million and $13.1 million of pre-launch inventory costs have been recognized within Manufacturing Commercialization expenses in relation to the provision against the carrying value of pre-launch inventory, respectively.
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
Management maintains internal valuations of each asset annually (or more frequently should indicators of impairment be identified) and valuations from independent experts are requested periodically, within every three year period. The internal valuations are continually reviewed by management and consideration is given as to whether there are indicators of impairment which would warrant impairment testing. An external valuation of our assets was carried out by an independent expert as at March 31, 2023 with the recoverable amount of each asset exceeding its carrying amount.
In August 2023, as disclosed in Note 15, the FDA issued a complete response to the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD and the Group has considered this to be an impairment indicator that could cause the carrying amount of its intangible assets to exceed its recoverable amounts. As a result, the Group completed an impairment assessment on its MSC products intangible asset and goodwill, which has considered the impact of the FDA's complete response, and no impairment of the in-process research and development and goodwill was identified. An external valuation was obtained for the MSC products for the impairment assessment performed as a result of the receipt of the complete response.
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
The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value (either through OCI or through profit or loss); and
•those to be measured at amortized cost
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flow. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). See Note 5 for details about each type of financial asset.
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
n.    Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. As at June 30, 2023 and 2022, the Group did not have any derivative instruments that qualified for hedge accounting.
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
(iv)    Current marketed products
Current marketed products contain products that are currently being marketed. The assets are recognized on our consolidated balance sheet as a result of business acquisitions or reclassifications from In-process research and development upon completion. Upon completion, when assets become available for use, assets are reclassified from in-process research and development to current marketed products at the historical value that they were recognized at within the in-process research and development category.
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
Borrowings are removed from the consolidated balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred of liabilities assumed, is recognized in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a $90.0 million five-year senior debt facility provided by funds associated with Oaktree. The Group drew the first tranche of $60.0 million on closing. The conditions required to draw down the additional $30.0 million tranche have not been met. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.
On November 19, 2021, Oaktree was granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.
In the year ended June 30, 2023, the Group recognized a loss of $1.6 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs. Within this $1.6 million loss, $1.0 million relates to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the year ended June 30, 2022, the Group recognized a minimal gain in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2021.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
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
Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the years ended June 30, 2023 and 2022, the Group recognized a gain of $0.9 million and $0.5 million, respectively, in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
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
The obligations are presented as current liabilities in the consolidated balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.
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
v.    Leases
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payment that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Consolidated Income Statement when incurred. There were no variable lease payments that were expensed in the Consolidated Income Statement for the years ended June 30, 2023, 2022 and 2021. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.
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
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability;
•any lease payments made at or before the commencement date, less any lease incentives received;
•any initial direct costs; and
•restoration costs.
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
y.    Loss per share
(i)    Basic losses per share
Basic losses per share is calculated by dividing:
•the loss attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares;
•by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year.
(ii)    Diluted losses per share
Diluted losses per share adjusts the figures used in the determination of basic earnings per share to take into account
•the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
•the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
z.    Goods and services tax (“GST”)
Revenues, expenses and assets are recognized net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated Balance Sheet.
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

Australian Disclosure Requirements
Directors’ Declaration
In the directors’ opinion:
(a)the financial statements and Notes set out on pages 165 to 234 are in accordance with the Corporations Act 2001, including:
(i)Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2023 and of its performance for the fiscal year ended on that date, and
(b)There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.
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
Melbourne, August 31, 2023

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Item 19.    Exhibits

Item
1.1
Constitution of Mesoblast Limited adopted on November 23, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s to the Company’s Registration Statement on Form F-3 filed with the SEC on December 20, 2022).

1.2	Certificate of Registration of Mesoblast Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
2.1*	Description of Securities
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

4.8#
Employment Agreement, dated August 8, 2014, by and between Mesoblast Limited and Silviu Itescu (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.9#*	Form of employment agreement between Mesoblast Limited and executive officers.
4.10	Form of 2012 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.11	Form of 2014 Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
4.12†
Patent License and Settlement Agreement with TiGenix S.A.U., dated December 14, 2017 (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.13†
Loan and Security Agreement by and between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International (UK) Limited, Mesoblast International Sàrl and NQP SPV II, L.P., dated June 29, 2018 (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.14†
Development and Commercialization Agreement by and between Mesoblast Inc., Mesoblast International Sàrl and Tasly Pharmaceutical Group Co., Ltd. dated July 17, 2018 (incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2018).

4.15✓
Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated October 12, 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.16✓
Second Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated June 5, 2019 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.17
Employee Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333- 267663) filed with the SEC on December 20, 2022).

4.18✓
Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH, dated September 9, 2019 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.19✓
Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated October 9, 2019 (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.20✓
Amendment to Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH dated June 30, 2021 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.21	Form of Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).
4.22✓
Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated November 19, 2021 (incorporated by reference to Exhibit 4.32 to the Company's Annual Report on From 20-F filed with the SEC on August 31, 2022).

4.23*	Form of Warrant, dated January 11, 2022, to purchase American Depositary Shares.
4.24*✓
First Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated December 22, 2022.

4.25*	Form of Warrant, dated March 7, 2023, to purchase American Depositary Shares.
4.26*✓	Third Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated May 19, 2023.
8.1*	List of Significant Subsidiaries of Mesoblast Limited.
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm.
15.2*	Share Trading Policy of Mesoblast Limited
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2023.
99.2*	Auditor’s independence declaration, dated August 31, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited

By:	/s/ Joseph R Swedish
Name:	Joseph R Swedish
Title:	Chairman

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer
Dated: August 31, 2023