Form 20-F
period 2024-06-30
MESOBLAST LTD
filed 2024-08-29
CIK 1345099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
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
Level 38, 55 Collins Street
Melbourne, VIC, 3000, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares*	MESO	The NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
______________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,141,784,114 Ordinary Shares
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
We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2024 was $88.0 million. As of June 30, 2024, we have an accumulated deficit of $908.8 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.
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
Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not currently generate revenues from product sales (other than licensing revenue from sales of TEMCELL® HS. Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and royalty revenue from net sales of Alofisel® a registered trademark of TiGenix NV (“TiGenix”), previously known as Cx601, an adipose-derived mesenchymal stromal cell product developed by TiGenix, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”) and approved for marketing in the EU and Japan), and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:
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
Our operations have consumed substantial amounts of cash since inception. As of June 30, 2024, our cash and cash equivalents were $63.0 million. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses and an increase our cumulative operating losses for the foreseeable future in connection with our planned research and development, manufacturing commercialization and selling, general and administrative expenses as we move towards commercialization. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:
•continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), remestemcel-L and MPC-300-IV (inflammatory conditions) product candidates;

•seek to commercialize remestemcel-L for pediatric SR-aGVHD in the United States in the event that we receive marketing authorization by the FDA;
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
As of June 30, 2024, we held total cash reserves of $63.0 million. During the year ended June 30, 2024, we executed on reprioritization of projects and operational streamlining activities and as a result have reduced net cash usage for operating activities, which were $48.5 million for the year ended June 30, 2024, a reduction of 23% compared to the prior period. As we prepare for a potential first product approval by the FDA, and in line with our commercial launch plans, additional inflows from capital markets, strategic partnerships, product specific financing or royalty monetization will be required to meet our projected expenditure consistent with our business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding or partnerships beyond the 12-month period we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.

The terms of our loan facilities with funds associated with Oaktree Capital Management, L.P. (“Oaktree”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.
On November 19, 2021, we entered into a loan agreement and guaranty with Oaktree, with a secured five-year senior debt facility. The balance of funds drawn down is $50.0 million as of June 30, 2024. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Under the terms of our Oaktree agreement the minimum unrestricted cash balance we need to maintain is $25.0 million. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Oaktree or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Oaktree or NovaQuest accelerates the repayment, we may not have sufficient funds to repay our existing debt. If we were unable to repay the owed amounts, Oaktree or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Oaktree, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 76% of our cash and cash equivalents as of June 30, 2024 were denominated in U.S. dollars, 23% were denominated in Australian dollars and 1% were denominated in other currencies. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, where a portion of our research and clinical trials are undertaken in Australia, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.
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
We may encounter substantial delays in our clinical studies, including as a result of disruptive events beyond our control, including pandemics.
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
In addition, our ongoing clinical trials may be affected by delays caused by disruptive events outside our control, such as delays in monitoring and data collection as a result of geopolitical instability, significant climate events and pandemics, including due to prioritization of hospital resources, travel restrictions, and the inability to access sites for patient monitoring. In addition, some patients may be unable to comply with clinical trial protocols if quarantines or stay at home orders impede patient movement or interrupt health services.
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
•differing genotypes, average body weights and other patient profiles within and across countries from our donor profile may impact the optimal dosing or may otherwise impact the results of our clinical trials; and
•global events like geopolitical instability, climate events and pandemics limiting our ability to commence and conduct studies, including recruiting patients.
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
In 2017, the FDA granted RMAT designation for our novel mesenchymal precursor cell ("MPC") therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices. The FDA granted RMAT designation for our novel MPC therapy in the treatment of chronic lower back pain due to degenerative disc disease. While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated or full approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.
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
A product candidate that receives orphan drug designation can benefit from potential commercial benefits following approval. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, defined as affecting (1) a patient population of fewer than 200,000 in the United States, (2) a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States, or (3) an “orphan subset” of a patient population greater than 200,000 in the United States. In the European Union (“EU”), the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 10,000 persons in the EU. Currently, this designation provides market exclusivity in the United States and the EU for seven years and ten years, respectively, if a product is the first such product approved for such orphan indication. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with similar chemical structure for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs. In the EU, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria or can be lost altogether if the marketing authorization holder consents to a second orphan drug application or cannot supply enough drug, or when a second applicant demonstrates its drug is “clinically superior” to the original orphan drug.
Our remestemcel-L product candidate has received orphan drug designation for the treatment of aGVHD by the FDA and EMA, and our CHF product candidate, rexlemestrocel-L has received orphan drug designation from the FDA for both the prevention of post-implantation mucosal bleeding in end-stage CHF patients who require a left ventricular assist device (“LVAD”) and children with hypoplastic left heart syndrome ("HLHS"). If we seek orphan drug designations for other product candidates in other indications, we may fail to receive such orphan drug designations and, even if we succeed, such orphan drug designations may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.
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

On January 31, 2023, we resubmitted the BLA and, on August 1, 2023, the FDA issued a Complete Response Letter in relation to the resubmitted BLA requiring more data to support marketing approval, including potency assay or clinical data. The FDA acknowledged in the resubmission review that changes implemented appeared to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial.
On July 8, 2024, we resubmitted the BLA for approval of Ryoncil® (remestemcel-L) in the treatment of children with SR-aGVHD and on July 22, 2024, the FDA accepted the BLA and provided a PDUFA goal date of January 7, 2025. The BLA resubmission was made after being informed by FDA at the end of March 2024 that, following additional consideration, the available clinical data from the Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for treatment of pediatric patients with SR-aGVHD.
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
Even if we receive regulatory approval for a product, such approval may entail limitations on the indicated uses for which such product may be marketed and/or require post-marketing testing and surveillance to monitor safety or efficacy of our product. The FDA may limit further marketing of our product based on the results of post-marketing studies, if compliance with pre- and post-marketing regulatory standards is not maintained, or if problems occur after our product reaches the marketplace such as later discovery of previously unknown problems or concerns with our product, including adverse events of unanticipated severity or frequency, or with our manufacturing processes.
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
We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). In 2023, FDA conducted a pre-license inspection of the manufacturing process of remestemcel-L which did not result in the issuance of a Form 483 and there were no observed concerns. On approval, the process will be subject to continued surveillance inspections, typically on a 3 year cycle, to ensure ongoing compliance with Good Manufacturing Practices.
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
Due to the after-effects of the COVID-19 pandemic, and recent geopolitical instability, countries in which we have operations, including Singapore, have experienced some challenges in the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected if those impacts and impacts from other disruptive events such as significant climate and geopolitical events are experienced, with potential for increased costs.
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
•our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture our product candidates as a result of the after-effects of the COVID-19 pandemic or geopolitical and/or economic instability adversely or the impact of climate events affecting the supply chain;
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
In addition, the regulatory authorities may, at any time before or after product approval, audit or inspect a manufacturing facility involved with the preparation of our product candidates or raw materials or the associated quality systems for compliance with the regulations applicable to the activities being conducted. In 2023, FDA conducted a pre-license inspection of the manufacturing process of remestemcel-L which did not result in the issuance of a Form 483 and there were no observed concerns. Although we oversee each contract manufacturer involved in the production of our product candidates, we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements. If the contract manufacturer is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition. If the manufacturer fails to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.

We will rely on third parties to perform many necessary services for the commercialization of our product candidates, including services related to the distribution, storage and transportation of our products.
We will rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we intend to rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies will constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we intend to work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand. Likewise, the after-effects from the COVID-19 pandemic, geopolitical and economic instability, and climate events may adversely impact access to raw materials and distribution, storage and transportation of our products, and the cost of those activities.
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
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed. The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. In addition, on August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which, among other things, includes policies that are designed to have a direct impact on drug prices and reduce drug spending by the federal government. There have been a number of judicial challenges to certain aspects of each law. We can provide no assurance that laws such as the Affordable Care Act or the Inflation Reduction Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.
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

•deterioration of political relations, for example between Russia and other nations, and between the U.K. and members of the EU, which could have a material adverse effect on our supply chains, and sales and operations in these countries;
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war (such as Russia’s invasion of Ukraine) and terrorism, or climate related events and natural disasters including earthquakes, typhoons, floods and fires.
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
We have in the past and may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. For example, we acquired MSC assets in 2013. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:
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
We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2024, our cumulative operating losses have a total potential tax benefit of $214.7 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.
In addition, we may be eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in the May 2020 Federal budget and in October 2020 introduced new legislation for the tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. One of the legislation changes made was to allow a tax offset for companies with an aggregated turnover of A$20.0 million or more. For companies with an aggregated turnover of A$20.0 million or more, the rate of tax offset is the company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the rate of the refundable research and development tax offset was set as at 18.5% above the company’s tax rate. If the Research and Development Tax program incentives are revoked or modified, or if we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.
We assess, on an annual basis, the quantum of previous research and development tax claims and on-going eligibility to claim this tax incentive in Australia. For the years ended June 30, 2024 and 2023, we recognized $0.9 million and $3.5 million in research and development tax incentive income, respectively. During the year ended June 30, 2023, management concluded its assessment of qualifying activities and recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if our research and development activities were eligible under the incentive scheme and therefore had not applied for a tax offset. There can be no assurances that we will benefit from these incentives in the future if our activities are not eligible under the incentive scheme or that the tax incentive credit programs will not be revoked or modified in any way in the future.
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
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. The Australian class actions relate to the Complete Response Letter released by the FDA in relation to our GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. On August 21, 2024, the Company announced that the class action had been resolved subject to Federal Court approval. The settlement (inclusive of interest and costs) will be funded entirely by Mesoblast's insurers and includes no admission of liability. The settlement will have no impact on Mesoblast's cashflow or financial results.
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
Based upon an analysis of our income and assets for the taxable year ended June 30, 2024, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E - "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".
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
For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.
Important Corporate Developments
Fiscal year 2024 to date of annual report

August 2024	Announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, has been resolved subject to Federal Court approval. The settlement (inclusive of interests and costs) will be funded entirely by Mesoblast's insurers and includes no admission of liability.

July 2024	Announced the United States Food and Drug Administration ("FDA") has accepted our Biologics License Application ("BLA") resubmission for Ryoncil® (remestemcel-L) in the treatment of children with steroid-refractory acute graft versus host disease ("SR-aGVHD"). FDA considered the resubmission to be a complete response and set a Prescription Drug User Fee Act ("PDUFA") goal date of January 7, 2025.

The confirmatory Phase 3 trial of rexlemestrocel-L in patients with chronic low back pain ("CLBP") due to inflammatory degenerative disc disease of less than five years duration has commenced enrollment at multiple sites across the United States.

Mesoblast resubmitted its BLA for approval of RYONCIL in the treatment of children with SR-aGVHD.

April 2024	Jane Bell AM appointed to the role of non-executive Chair of Mesoblast's Board of Directors.

March 2024	Announced that FDA has informed the company that following additional consideration the available clinical data from its Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for treatment of pediatric patients with SR-aGVHD.

Announced that US FDA supports an accelerated approval pathway for rexlemestrocel-L in patients with end-stage ischemic heart failure with reduced ejection fraction ("HFrEF") and a left ventricular assist device ("LVAD"). FDA provided this feedback in formal minutes to the company following the Type B meeting held with FDA on February 21, 2024 for rexlemestrocel-L (Revascor®) under the existing Regenerative Medicine Advanced Therapy ("RMAT") designation.

February 2024
Announced that the FDA granted Mesoblast’s allogeneic cell therapy Revascor® (rexlemestrocel-L) an Orphan Drug Designation (“ODD”) following submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (“HLHS”), a potentially life threatening congenital heart condition.

January 2024
Announced that the FDA granted Mesoblast’s cell therapy Revascor® (rexlemestrocel-L) a Rare Pediatric Disease ("RPD") designation following submission of results from the randomized controlled trial in children with HLHS.

December 2023
Completed a private placement to institutional and sophisticated investors and 1 for 4 pro-rata accelerated non-renounceable entitlement offer to shareholders in Australia and certain other countries that raised A$60.3 million at an issue price of A$0.30 per ordinary share.

November 2023
Announced filing for RPD designation with the FDA for REVASCOR in the treatment of the congenital heart disease HLHS. The filings were based on results from a blinded, randomized, controlled prospective trial of REVASCOR conducted at a single center in the US in 19 children with HLHS and accepted for publication in peer reviewed The Journal of Thoracic and Cardiovascular Surgery Open (JTCVS Open).

Announced that the Blood and Marrow Transplant Clinical Trials Network (BMT CTN), a body including centers responsible for approximately 80% of all US allogeneic BMTs, has entered into an agreement to develop a pivotal trial of Mesoblast’s lead product candidate Ryoncil® (remestemcel-L) in the treatment of adults with SR-aGvHD.

September 2023	Announced the appointment of independent director Ms. Jane Bell as Chair of the Mesoblast Board Audit and Risk Committee.

August 2023
The FDA provided a complete response to the BLA resubmission for remestemcel-L for the treatment of pediatric SR-aGVHD and requires more data to support marketing approval, including potency assay or clinical data. Mesoblast intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. This adult study is in line with our overall commercial strategy, which envisioned a sequenced progression from pediatric to adult SR-aGVHD indications. As part of its review FDA completed the Pre-License Inspection ("PLI") of the manufacturing facility, did not issue any Form 483, and found no objectionable conditions. In addition, FDA acknowledged in the resubmission review that changes implemented appear to improve assay performance relative to the original version of the assay used in the pediatric Phase 3 trial.

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

Mesoblast’s Board of Directors (the “Board”) provides oversight of the Company’s ESG-related risks and opportunities on a regular basis at Board meetings, and in particular focus through its two committees:
•Nomination and Remuneration Committee (“NRC”)
•Audit and Risk Committee (“ARC”)
The NRC assists the Board in the discharge of its responsibilities, and in particular to ensure that there is an environment where the Board can carry out effective and responsible decision making and oversight, including on ESG matters such as fair remuneration and health & safety. Since June 2022, all independent, Non-Executive Directors of the Board are members of the NRC reflecting the importance the Board places on ESG.
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
2.Business Ethics, Integrity, and Compliance
We are committed to the highest standards of ethical conduct and transparency in the way we deal with our patients, employees, strategic partners, and other important stakeholders. We comply with all national and local laws and regulations applying to our Company. Zero cases of material non-compliance occurred in FY24.
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
No issues of Code non-compliance have been brought forward to the Board in FY24.

Mesoblast has an Anti-Bribery and Anti-Corruption Policy and complies with global and regional laws preventing corrupt business practices and bribery, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act.
We have a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. Under the Disclosure of Complaints and Concerns Policy, Mesoblast personnel are entitled to robust employment protections if they report concerns and suspected violations covered under the policy. Personnel can report to Legal, the Audit and Risk Committee, or other officers or senior managers, and may do so anonymously. Further, Mesoblast’s Fair Treatment Policy requires personnel to report workplace harassment and prohibits retaliation of any kind against anyone who does so in good faith. During FY24, Mesoblast was in compliance with the Fair Treatment Policy. The Company is satisfied that it adhered to its policies.
In addition, Mesoblast has an ‘Ethics Hotline’ that is managed by a third-party, where our personnel and other stakeholders may make a report anonymously, 24 hours a day, seven days a week. There have been no whistle-blower reports to this hotline in the reporting period.
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
Mesoblast’s risk management group is part of the Operating Committee comprising of executive management. This group is responsible for designing, implementing, monitoring, and reporting on Mesoblast’s management of material business risks and the effectiveness of Mesoblast’s risk management and internal control system. ESG risks have been incorporated into and are considered as part of Mesoblast’s risk management system. The Operating Committee regularly reviews Mesoblast’s risks across its business and operations, and Mesoblast’s material business risks and risk management framework are reviewed at least annually by the ARC.
As part of the process of continual improvement, we introduced a standardized tool to assess our portfolio and corporate risk.
For cybersecurity management, see Section 16K of this Annual Report.
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
All Mesoblast employees were provided access to the same development programs. A copy of Mesoblast’s Diversity Policy can be found at www.mesoblast.com.
Table – Gender diversity statistics*

Gender	FY24 Senior Executives**	FY24 Total Workforce	FY23 Senior Executives**	FY23 Total Workforce
Male	7	35	6	39
Female	3	38	3	44
Other	—	—	—	—
% Female	30%	52%	33%	53%
*Based on number of employees as at June 30. Excludes contractors and consultants.
**A senior executive position is one held by an executive who reports directly to the Chief Executive.
Every employee, consultant and service provider has the right to work with Mesoblast in an environment that is safe, and free from intimidation, harassment, and abuse. Mesoblast prohibits harassment for any reason, including veteran status, uniform service member status, or any other protected class under federal, state, or local law. Inappropriate behavior, including verbal or physical conduct by any individual that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile workplace, is not tolerated. In addition, we will not tolerate comments, jokes, or materials, including emails, which others might consider offensive. All Mesoblast personnel are required to complete mandatory training on an annual basis to recognize and deal with inappropriate behavior in our workplaces, including the New York City Commission on Human Rights – Accredited Program: Confronting Sexual Harassment; Tools & Strategies to Create a Harassment Free Workplace and Mesoblast’s Fair Treatment policy. No cases of harassment reported in FY24, FY23 or in FY22.

4.2Health and Safety
Mesoblast provides a workplace that is clean and safe for all associates and one that complies with health and safety laws. As an organization whose activities are predominantly office and laboratory based, Mesoblast chooses to track its safety record using total recordable incident frequency rate (“TRIFR”) i.e., number of recorded injuries for each one million hours worked. No incidents were recorded for FY24. An Environment Health and Safety Management System and supporting policies have been developed and aligned for each jurisdiction in preparation for company wide training. Mesoblast continued to implement hybrid/flexible working arrangements and the employee assistance program was made available across all sites.
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
In FY24, the voluntary turnover rate was approximately 5% with 60% male and 40% females departing the Company. Exit interviews are conducted with all departing employees and trends are monitored so that actions to minimize the turnover can be taken. Mesoblast employed one female and one male for two approved replacement roles. While acting and higher duty opportunities were minimal during this period, job profiles were prepared to enable existing employees to consider lateral moves based on competence rather than years of service, where appropriately credentialed.
We provide opportunities for all colleagues to participate in professional training and education so they can enhance their skill sets and career. During FY24, employees were given the opportunity to participate in a development program that is linked to the annual Performance Management System.
During the reporting period, Mesoblast continued with an online performance and merit management program and integrated an online professional development program that links the recording of participation in professional development aligned to job role. The online performance management program enables employees to track their performance and receive regular feedback from their manager. The formal annual review process assesses the individual employee’s performance against objectives and quantifiable criteria that are aligned to the Mesoblast business plan, reducing the risk of bias. All employees below the executive level participated in this program during the period.
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
7.Access to Healthcare
Mesoblast does not currently have a product approved and commercialized. In July 2024, we resubmitted a BLA to the FDA for approval of Ryoncil (remestemcel-L) in the treatment of children with SR-aGVHD. FDA considered the resubmission to be a complete response and set a PDUFA goal date of January 7, 2025. If approved by FDA, this product would constitute the Company’s first commercialized product. We acknowledge and support the social importance of providing access to healthcare across all geographic regions regardless of socio-economic status and recognize this is frequently regarded as one of the top ESG topics for the Biopharma sector. Despite our current size, financial status, and stage of clinical development, we have in place elements that reflect this important social topic.
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
Remestemcel-L is our first-generation mesenchymal lineage stromal cell (“MSC”) product platform and is in late stage development for treatment of systemic inflammatory diseases including:
•Steroid refractory acute graft versus host disease (SR-aGVHD); and
•Biologic refractory inflammatory bowel disease, including Crohn's disease.
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

Mesoblast Product Candidates
Ryoncil® (remestemcel-L) for the Treatment of Steroid Refractory Acute Graft Versus Host Disease
Overview
Ryoncil® (remestemcel-L) is an intravenously delivered product candidate for the treatment of steroid-refractory acute graft versus host disease, or SR-aGVHD, following an allogeneic bone marrow transplant (“BMT”).
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
Mesoblast has worked to address the issues noted in the Complete Response Letter, through multiple interactions with FDA for guidance. Mesoblast provided these new data to FDA to address all CMC outstanding items as required in January 2023. In March, 2023, the FDA accepted the BLA resubmission considering the resubmission to be a complete response and set a PDUFA goal date of August 2, 2023. In August 2023, the FDA provided a CRL to the BLA resubmission for RYONCIL for the treatment of pediatric SR-aGVHD requiring more data to support marketing approval, including potency assay or clinical data. As part of the BLA review, FDA completed the PLI of the manufacturing facility, did not issue any Form 483, and found no objectionable conditions.
In February 2024, ahead of a scheduled meeting with FDA, Mesoblast provided new data from a second potency assay for RYONCIL that provided additional product characterization as requested by FDA. In March 2024, FDA informed Mesoblast that following additional consideration the available clinical data from its Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for treatment of pediatric patients with SR-aGVHD. In July 2024, Mesoblast resubmitted the BLA for approval. FDA considered the resubmission to be a complete response and provided a Prescription Drug User Fee Act ("PDUFA") goal date of January 7, 2025.
There are currently no FDA-approved treatments in the US for children under 12 with SR-aGVHD and only one FDA-approved treatment in the US for other SR-aGVHD patients.
Mesoblast intends to conduct a targeted, controlled study in the highest-risk adults with the greatest mortality. This adult study is in line with our overall commercial strategy, which envisioned a sequenced progression from pediatric to adult SR-aGVHD indications. Adults comprise 80% of the SR-aGVHD market. Mesoblast is collaborating with Blood and Marrow Transplant Clinical Trials Network (BMT CTN) in the United States, a body that is funded by the National Institutes of Health (NIH) and is responsible for approximately 80% of all US allogeneic BMTs, to conduct a pivotal trial in adults with SR-aGVHD.
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
(1)This vote included a change to the original vote by one of the ODAC panel members after electronic voting closed.
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
Current Status
A small investigator-initiated randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury with medically refractory Crohn’s disease and ulcerative colitis was undertaken at Cleveland Clinic. The study is the first in humans using local cell delivery in the gut and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously. Results from the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory Crohn’s colitis were published in the peer-reviewed journal British Journal of Surgery.
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
In July 2024, enrollment commenced at multiple sites across the United States in a confirmatory Phase 3 trial of rexlemestrocel-L in patients with CLBP due to inflammatory degenerative disc disease of less than five years duration. The FDA has previously confirmed alignment with Mesoblast on the design of the 300-patient randomized, placebo-controlled trial and the 12-month primary endpoint of pain reduction as an approvable indication. Key secondary measures include improvement in quality of life, function, and reduced opioid usage.

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
Revascor® (rexlemestrocel-L) for Chronic Heart Failure with Reduced Ejection Fraction (HFrEF)
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
Revascor® (rexlemestrocel-L) for HFrEF consists of 150 million mesenchymal precursor cells (MPCs) administered by direct cardiac injection. MPCs release a range of factors when triggered by specific receptor-ligand interactions within damaged tissue. Based on preclinical data, we believe that the factors released from the MPCs induce functional cardiac recovery by simultaneous activation of multiple pathways, including induction of endogenous vascular network formation, reduction in harmful inflammation, reduction in cardiac fibrosis, and reversal of endothelial dysfunction through activation of intrinsic tissue precursors.
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
Program in End Stage Heart Failure Patients Requiring Mechanical Support
REVASCOR is being evaluated in patients with end-stage HFrEF implanted with a left ventricular assist device (“LVAD”).
Every year in the United States over 100,000 patients progress to end-stage HFrEF. In these patients, more than 2,500 life prolonging LVADs are implanted in the U.S. annually, of whom approximately 80% undergo the procedure as destination or permanent therapy. Most patients receiving LVADs as destination therapy have an ischemic HFrEF etiology. Compared to patients with non-ischemic HFrEF, patients with ischemic HFrEF have a 76% lower likelihood of LV functional recovery following LVAD implantation, and increased mortality over the initial 1-2 years. Resistance to functional recovery in ischemic HFrEF patients is thought to be due to excessive inflammation and microvascular insufficiency in the ischemic myocardium.
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
Across the 159 patients in this Phase 2 trial, the trial did not show a significant difference in the ability for patients to tolerate a wean for a period of 60 minutes. In the, 70 patients with end-stage ischemic HFrEF the key findings were:
•Ischemic controls were characterized by persistently elevated levels of the inflammatory cytokine IL-6, by reduced ability to be weaned from LVAD support, and by high mortality.
•In contrast, in ischemic patients treated with rexlemestrocel-L, IL-6 levels returned to normal by 2 months and remained low through 12 months.
•63% of ischemic patients who received a single administration of rexlemestrocel-L successfully underwent temporary weaning from full LVAD support as early as month 2 as compared with 36% of controls (p = 0.008).
•The cumulative incidence of successful temporary weans off the LVAD device over 6 months was also increased by 1.55-fold over control in ischemic patients who received rexlemestrocel-L ([95% CI 1.01, 2.36]; p=0.02).
•Only 4.9% of ischemic patients treated with a single administration of rexlemestrocel-L died from month 2 through month 12, as compared with 26.9% of ischemic controls, an 82% reduction (p = 0.02).
Current Status and Anticipated Milestones
In March 2024, FDA provided this feedback in formal minutes to the company following the Type B meeting held with FDA in February, 2024 for rexlemestrocel-L (Revascor®) under the existing Regenerative Medicine Advanced Therapy (RMAT) designation. The FDA supported an accelerated approval pathway for rexlemestrocel-L in patients with end-stage ischemic HFrEF and a left ventricular assist device (LVAD).
In feedback provided to Mesoblast regarding potential pathways to licensure for rexlemestrocel-L, FDA’s comments indicated that the presented results may support a reasonable likelihood of clinical benefit of MPCs against mortality in LVAD patients, consistent with the criteria for accelerated approval.
Mesoblast intends to request a pre-BLA meeting with FDA to discuss data presentation, timing and FDA expectations for an accelerated approval filing in end-stage ischemic HFrEF patients with LVAD implantation.
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
Intellectual Property
We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes. As of July 2024, the patent portfolio comprises approximately 1,085 patents and patent applications across 66 patent families, with protection extending through to at least 2045 in all major markets.
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
As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Israel, Korea and Singapore. As of July 2024, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 67 granted U.S. patents and 51 pending U.S. patent applications; 64 granted Japanese patents and 35 pending Japanese patent applications; 31 granted Chinese patents and 32 pending Chinese patent applications; 50 granted European patents and 37 pending European patent applications; and 51 granted Australian patents and 32 pending Australian patent applications.
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
Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. With respect to the First JCR Field, we have received all sales milestone payments, a total of $3.0 million. Ongoing we are entitled to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to an approximately 50% profit share.
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
We expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with EB in October 2018, and for neonatal hypoxic ischemic encephalopathy ("HIE"), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019.
We will receive royalties on TEMCELL product sales for licensed indications, if and when such indications receive marketing approval in Japan.
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
In October 2019, we entered into an agreement with Lonza for commercial manufacture of remestemcel-L for pediatric SR-aGVHD. This agreement has facilitated inventory build ahead of the planned US market launch of remestemcel-L and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.
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
As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable upfront payment, a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date, and a further $1.2 million (€1.0 million) product regulatory milestone payment in the year ended June 30, 2022. We are entitled to further payments of up to €9.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.
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
A drug or biological product can obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
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
In addition to law and regulation specific to drug development, we note that new data protection regulations that have gone into effect in Europe are likely to have a significant impact on our activities, personnel, and may have an impact on our ability to timely complete clinical trials and effectively develop and commercialize our product candidates. The General Data Protection Regulation (the “GDPR”) was approved and adopted by the EU Parliament in April 2016 and went into effect on May 25, 2018. Unlike a Directive, the GDPR does not require any enabling legislation to be passed by any government. The GDPR not only applies to organizations located within the EU but may also apply to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects or if they process the personal data of subjects residing in the European Union. The implications of this regulation are therefore far reaching and may impose significant burdens on the Company and its processes and systems. Additionally, the UK government has implemented data protection legislation, which also went into effect on May 25, 2018, that substantially implements the GDPR. For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
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
In March 2010, the Affordable Care Act (“ACA”) came into effect, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. We expect that the rebates, discounts, taxes and other costs resulting from the ACA over time will have a negative effect on our expenses and profitability in the future. Furthermore, expanded government investigative authority and increased disclosure obligations may increase the cost of compliance with new regulations and programs.
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

Dividends
No dividends were paid during the course of the fiscal year ended June 30, 2024. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.
4.C    Organizational Structure
See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.
4.D    Property, Plants and Equipment
We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$1,100,000 per year for this lease, which expires in April 2026. We have sub-leased approximately 5,400 square feet of this space and we receive approximately A$360,000 per year for this sub-lease, which expires in April 2026. We also lease approximately 15,600 square feet in New York City, where significant development and pre-commercial activities are conducted. We pay approximately $1,000,000 per year for this lease, which expires in September 2024. We also lease laboratory and office space in Singapore. We pay approximately S$270,000 per year for this lease, which expires in September 2025. We also lease laboratory space in Texas and pay approximately $320,000 per year for this lease, which expires in December 2026. Our manufacturing operations are primarily located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
5.A    Operating Results
This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as published by the IASB.
Financial Overview
We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. As at June 30, 2024, we had an accumulated deficit of $908.8 million. Our net loss for the year ended June 30, 2024 was $88.0 million.
We anticipate that we may continue to incur significant losses for the foreseeable future. There can be no assurance that we will ever achieve or maintain profitability.
We expect our future capital requirements will continue as we:
•continue the research and clinical development of our product candidates;
•initiate and advance our product candidates into larger clinical studies;
•seek to commercialize remestemcel-L for pediatric steroid refractory acute graft versus host disease ("SR-aGVHD") in the United States in the event that we receive marketing authorization by the United States Food and Drug Administration ("FDA");
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
Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our planned research and development, manufacturing commercialization and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.
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
Our research and development expenses are not charged to specific products or programs, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple products and programs over any given period of time. As a result, our management does not maintain and evaluate research and development costs by product or program. Acquired in-process research and development is capitalized as an asset and is not amortized but is subject to annual impairment review during the development phase. Upon completion of its development, the acquired in-process research and development amortization will commence.
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
•costs related to laboratory supplies used in our manufacturing development efforts; and
•provision for the carrying value of pre-launch inventory costs on the balance sheet.
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
Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of the MSC assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market growth, probability of success and payment, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.
Fair Value Movement of Warrants. Remeasurement of warrants pertain to the warrants granted to Oaktree Capital Management, L.P ("Oaktree") in relation to the refinancing and amendment of our senior debt facility. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility.
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
Remeasurement of borrowing arrangements recognized pertain to our loan and security agreements with NovaQuest Capital Management, L.L.C. (“NovaQuest”) and Oaktree. Remeasurement of borrowing arrangements is recognized when there is a modification of the borrowing arrangement with no significant change to the contractual cash flows of the borrowings at the remeasurement date or when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate.
Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period.
Results of Operations
Comparison of Our Results for the Year ended June 30, 2024 with the Year ended June 30, 2023
The following table summarizes our results of operations for the years ended June 30, 2024 and 2023, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2024	2023	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$5,902	$7,501	(1,599)	(21%)
Total revenue	5,902	7,501	(1,599)	(21%)

Research & development	(25,353)	(27,189)	1,836	(7%)
Manufacturing commercialization	(15,717)	(27,733)	12,016	(43%)
Management and administration	(23,626)	(25,374)	1,748	(7%)
Fair value remeasurement of contingent consideration	(9,693)	8,771	(18,464)	NM
Fair value movement of warrants	779	(2,205)	2,984	(135%)
Other operating income and expenses	2,570	4,250	(1,680)	(40%)
Finance costs	(23,009)	(20,122)	(2,887)	14%
Loss before income tax	(88,147)	(82,101)	(6,046)	7%
Income tax benefit	191	212	(21)	(10%)
Loss attributable to the owners of Mesoblast Limited	$(87,956)	$(81,889)	(6,067)	7%

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(8.91)	(10.53)	1.62	(15%)
Diluted - losses per share	(8.91)	(10.53)	1.62	(15%)
* NM = not meaningful.
Revenue
Revenues were $5.9 million for the year ended June 30, 2024, compared with $7.5 million for the year ended June 30, 2023, a decrease of $1.6 million. The following table shows the movement within revenue for the years ended June 30, 2024 and 2023, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Revenue:
Commercialization revenue	5,902	7,501	(1,599)	(21%)
Revenue	$5,902	$7,501	(1,599)	(21%)

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan and Alofisel® decreased by $1.6 million for the year ended June 30, 2024. Royalty income on sales of TEMCELL in Japan by our licensee JCR were $5.5 million in the year ended June 30, 2024 compared to $7.1 million in the year ended June 30, 2023, a decrease of $1.6 million. Of this $1.6 million decrease, $0.4 million was due to foreign exchange rate changes as the Japanese Yen depreciated against the U.S. dollar. Royalty income on sales of Alofisel® by our licensee Takeda were consistent at $0.4 million in the years ended June 30, 2024 and 2023.
Research and development
Research and development expenses were $25.4 million for the year ended June 30, 2024, compared with $27.2 million for the year ended June 30, 2023, a decrease of $1.8 million. The $1.8 million decrease in research and development expenses is primarily due to the movements in third party costs and product support costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Research and development:
Third party costs	3,776	8,398	(4,622)	(55%)
Product support costs	17,338	14,107	3,231	23%
Intellectual property support costs	2,784	3,222	(438)	(14%)
Amortization of current marketed products	1,455	1,462	(7)	0%
Research and development	$25,353	$27,189	(1,836)	(7%)
Third party costs, which consist of all external expenditure on our research and development programs and pre-commercial activities, decreased by $4.6 million in the year ended June 30, 2024 compared with the year ended June 30, 2023.
This $4.6 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of MPC-150-IM (CHF) and ARDS in COVID-19 patients. The decrease of these costs were primarily due to higher activities in relation to patient monitoring during follow up visits and higher data analysis being performed in the year ended June 30, 2023 compared with the year ended June 30, 2024. In the year ended June 30, 2024, we incurred costs associated with start-up activities for our confirmatory Phase 3 clinical trial for MPC-06-ID (CLBP). In the year ended June 30, 2024, we also incurred costs of $0.6 million associated with our pre-commercial activities as we prepared for the potential launch of remestemcel-L in the United States.
Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have increased by $3.2 million, for the year ended June 30, 2024 compared with the year ended June 30, 2023 due to an increase of $3.2 million in product support costs for research and development functions. The product support costs for pre-commercial functions remained relatively consistent for the year ended June 30, 2024 compared with the year ended June 30, 2023.
The $3.2 million increase in product support costs for personnel in research and development functions is primarily due to an increase of $2.7 million in short-term incentives. In the year ended June 30, 2024, we recognized short-term incentives of $1.8 million related to the year ended June 30, 2023 given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. There was also an increase of $1.2 million in share-based payment expenses for the year ended June 30, 2024 compared with the year ended June 30, 2023. These increases were offset by a decrease of $0.2 million in consulting expenses for the year ended June 30, 2024 compared with the year ended June 30, 2023. There was also a decrease of $0.5 million across salaries and associated costs as full time equivalents decreased by 1.7 (4%) from 43.7 for the year ended June 30, 2023 to 42.0 for the year ended June 30, 2024.
Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have decreased by $0.4 million in the year ended June 30, 2024 compared with the year ended June 30, 2023 due to decreased activities across our entire patent portfolio.

Manufacturing commercialization
Manufacturing commercialization expenses were $15.7 million for the year ended June 30, 2024, compared with $27.7 million for the year ended June 30, 2023, a decrease of $12.0 million. This decrease is due to a decrease in platform technology costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Manufacturing commercialization:
Platform technology	13,472	25,964	(12,492)	(48%)
Manufacturing support costs	2,245	1,769	476	27%
Manufacturing commercialization	$15,717	$27,733	(12,016)	(43%)
Platform technology costs decreased by $12.5 million for the year ended June 30, 2024 compared with year ended June 30, 2023. These costs consist of fees paid to our contract manufacturing organizations, potency assay work that supported the aGVHD Biologics License Application ("BLA") resubmission, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of goods and improve manufacturing efficiencies in our MPC and MSC based products. The decrease of these costs was primarily due to lower MSC development activities during the year ended June 30, 2024 compared with the year ended June 30, 2023.
Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions increased by $0.5 million for the year ended June 30, 2024 compared with the year ended June 30, 2023 primarily due to an increase in short-term incentives for the year ended June 30, 2024 compared with the year ended June 30, 2023. In the year ended June 30, 2024, we recognized short-term incentives of $0.2 million related to the year ended June 30, 2023 given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization.
Management and administration
Management and administration expenses were $23.6 million for the year ended June 30, 2024, compared with $25.3 million for the year ended June 30, 2023, a decrease of $1.7 million. This decrease was primarily due to a decrease in corporate overheads.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Management and administration:
Labor and associated expenses	10,059	9,854	205	2%
Corporate overheads	11,129	12,501	(1,372)	(11%)
Legal and professional fees	2,438	3,019	(581)	(19%)
Management and administration	$23,626	$25,374	(1,748)	(7%)
Labor and associated expenses increased by $0.2 million from $9.9 million for the year ended June 30, 2023 to $10.1 million for the year ended June 30, 2024. This $0.2 million increase is primarily due to an increase of $1.0 million in share-based payment expenses and $1.3 million in short-term incentives. In the year ended June 30, 2024, we recognized short-term incentives of $0.9 million related to the year ended June 30, 2023 given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. As a result of managements cost containment strategy, these increases were offset by a decrease of $0.8 million in consulting expenses and $0.3 million in recruitment. There was also a decrease in overall cost of salaries and associated expenses by $0.8 million in the year ended June 30, 2024, compared with the year ended June 30, 2023 due to full time equivalents decreasing by 2.6 (11%) from 24.5 for the year ended June 30, 2023 to 21.9 for the year ended June 30, 2024. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.2 million in the year ended June 30, 2024 compared with the year ended June 30, 2023, as the A$

weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.
Corporate overhead expenses decreased by $1.4 million from $12.5 million for the year ended June 30, 2023 to $11.1 million for the year ended June 30, 2024 primarily due to a decrease of insurance premiums.
Legal and professional fees decreased by $0.6 million from $3.0 million for the year ended June 30, 2023 to $2.4 million for the year ended June 30, 2024 as legal activities decreased in the period.
Fair value remeasurement of contingent consideration
Fair value remeasurement of contingent consideration was a $9.7 million loss for the year ended June 30, 2024 compared with a $8.8 million gain for the year ended June 30, 2023. The $9.7 million loss for the year ended June 30, 2024 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This loss was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.
The $8.8 million gain for the year ended June 30, 2023 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of payment, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration, including the impact from the complete response from the FDA on our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD in August 2023. The assumptions relating to development timelines were updated to reflect expectations as a result of the complete response.
With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.
Fair value movement of warrants
Fair value movement of warrants was a $0.8 million gain for the year ended June 30, 2024 compared with a $2.2 million loss for the year ended June 30, 2023. This $0.8 million gain for the year ended June 30, 2024 is a net result of changes to the key valuation inputs of the warrants such as the share price, risk-free interest rates and volatility.
Other operating income and expenses
In relation to other operating income and expenses, we recognized an income of $2.6 million for the year ended June 30, 2024, compared with an income of $4.3 million for the year ended June 30, 2023, a decrease in income of $1.7 million. The following table shows movements within other operating income and expenses for the year ended June 30, 2024 and 2023, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Other operating income and expenses:
Research and development tax incentive income	(859)	(3,506)	2,647	(75%)
Interest income	(1,824)	(831)	(993)	119%
Foreign exchange losses (net)	76	163	(87)	(53%)
Derecognition of right of use asset	—	(76)	76	(100%)
Foreign withholding tax	37	—	37	NM
Other operating (income) and expenses	$(2,570)	$(4,250)	1,680	(40%)
* NM = not meaningful.
Research and development tax incentive income decreased by $2.6 million from $3.5 million for the year ended June 30, 2023 to $0.9 million for the year ended June 30, 2024. We have recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentive available to us based on available information at the time. We employ independent tax specialist to review, on an annual basis, the quantum of our previous research and development tax claims and our on-going eligibility to claim the research and development tax incentive in Australia.
Within the $3.5 million recognized for the year ended June 30, 2023, $1.2 million pertains to the year ended June 30, 2023, $1.1 million pertains to the year ended June 30, 2022 and $1.2 million pertains to the year ended June 30, 2021, whereas in the year ended June 30, 2024 we recognized $0.9 million which pertains to income for the year ended June 30, 2024. Therefore the decrease in income is due to the impact of management concluding its assessment of qualifying activities of prior periods in the year ended June 30, 2023.
The $1.0 million increase in interest income for the year ended June 30, 2024 compared with the year ended June 30, 2023 was primarily driven by higher interest rates on A$ and US$ cash deposits in the year ended June 30, 2024, when compared to the year ended June 30, 2023.
We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2024, we recognized a foreign exchange loss of $0.1 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ depreciated against the US$. In the year ended June 30, 2023, we recognized a foreign exchange loss of $0.2 million.
In the year ended June 30, 2023, we recognized an income of $0.1 million for the derecognition of right of use asset. There was no derecognition of right of use asset in the year ended June 30, 2024.
Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	2,351	678	1,673	NM
Interest expense	20,658	19,444	1,214	6%
Finance costs	$23,009	$20,122	2,887	14%
* NM = not meaningful.
In the year ended June 30, 2024, we recognized an overall loss of $2.4 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facilities with NovaQuest and Oaktree, an increase in losses of $1.7 million as compared with a $0.7 million loss for the year ended June 30, 2023.
Within the $2.4 million loss in the year ended June 30, 2024, in relation to our existing credit facility with NovaQuest, we recognized a $0.1 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, a decrease in gains of $1.0 million as compared with a $0.9 million gain recognized for the year ended June 30, 2023.
Also within the $2.4 million loss in the year ended June 30, 2024, in relation to our existing credit facility with Oaktree, we recognized a $2.3 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows, an increase in losses of $0.7 million as compared with a $1.6 million loss for the year ended June 30, 2023. Within the $1.6 million loss recognized in the year ended June 30, 2023, $1.0 million related to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million related to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.
Interest expense increased by $1.2 million from $19.4 million for the year ended June 30, 2023 to $20.6 million for the year ended June 30, 2024.

In the year ended June 30, 2024, in relation to our loan and security agreement with Oaktree, we recognized $9.4 million of interest expense, compared with $9.2 million for the year ended June 30, 2023. Within the $9.4 million recognized in the year ended June 30, 2024, $5.6 million was recognized with regards to interest expense payable on the loan balance within the year of which $5.2 million was paid and $0.4 million was added to the outstanding loan balance and shall accrue further interest. A further $3.8 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2024 using the effective interest rate method over the period of initial recognition through maturity.
In the year ended June 30, 2024, in relation to our loan and security agreement with NovaQuest, we recognized $10.6 million of interest expense, an increase of $1.5 million as compared with $9.1 million for the year ended June 30, 2023. Interest expense relating to the NovaQuest loan is accrued on the loan principal balance and all interest payments are deferred until the earlier of loan maturity or from after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia.
In line with IFRS 16 Leases, we also recognized interest expenses of $0.4 million and $0.5 million in relation to lease charges for the year ended June 30, 2024 and 2023, respectively.
In the year ended June 30, 2024 and 2023, we recognized $0.2 million and $0.6 million of interest charges in relation to manufacturing payments, respectively.
Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Loss before income tax	(88,147)	(82,101)	(6,046)	7%
Income tax benefit	191	212	(21)	(10%)
Loss after income tax	$(87,956)	$(81,889)	(6,067)	7%
Loss before income tax was $88.1 million for the year ended June 30, 2024 compared with $82.1 million for the year ended June 30, 2023, an increase in the loss by $6.0 million. This increase is the net effect of the changes in revenues and expenses that have been discussed above.
A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2024, in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2023 in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
Comparison of Our Results for the Year ended June 30, 2023 with the Year ended June 30, 2022
For results of operations for the years ended June 30, 2023 and 2022, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our Annual Report on Form 20-F for the year ended June 30, 2023, filed with the SEC on August 31, 2023.
Certain Differences Between IFRS and U.S. GAAP
IFRS differs from U.S. GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and U.S. GAAP. Our significant accounting policies are described in “Item 18 Financial Statements – Note 23”.
Quantitative and Qualitative Disclosure about Market Risk
We are exposed to interest rate risk, share price risk, price risk and foreign currency exchange risk. We make use of sensitivity analyses which are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions. For further assessment on our market risks, see “Item 18. Financial Statements – Note 10(a).”

Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, other than the purchase commitments and contingent liabilities as mentioned below.
Contractual Obligations and Commitments
Contractual commitments:
Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2024. For a description of our contractual commitment, refer to "Item 18. Financial Statements - Note 14(b)."
Lease commitment – as lessee:
We lease various offices under non-cancellable leases expiring within 1 to 3 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We subleased a portion of our office in Melbourne Australia under a non-cancellable lease expiring within 2 years. We also lease a manufacturing suite under a manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market expiring within 2 years from June 30, 2024, which is cancellable in limited circumstances.
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
We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2024 we have assessed that the probability of outflows is remote.
Capital commitments
We did not have any commitments for future capital expenditure outstanding as of June 30, 2024.
Australian Disclosure Requirements
Significant Changes in the State of Affairs
There have been no significant changes within the state of our affairs during the year ended June 30, 2024 except as noted in the “Important Corporate Developments” section included in Item 4.A.
Likely Developments and Expected Results of Operations
In March 2024, the FDA informed us that following additional consideration, the available clinical data from our Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for the treatment of pediatric patients with SR-aGVHD. The BLA was resubmitted to FDA in July 2024 and was accepted within two weeks. FDA considered the resubmission to be a complete response and set a Prescription Drug User Fee Act ("PDUFA") goal date of January 7, 2025.
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
5.B    Liquidity and Capital Resources
Sources of Liquidity
As of June 30, 2024, we held total cash reserves of $63.0 million. During the year ended June 30, 2024, we executed on reprioritization of projects and operational streamlining activities and as a result has reduced net cash usage for operating activities, which was $48.5 million for the year ended June 30, 2024, a reduction of 23% compared to the prior period.
As we prepare for a potential first product approval by the FDA, and in line with our commercial launch plans, additional inflows from capital markets, strategic partnerships, product specific financing or royalty monetization will be required to meet our projected expenditure consistent with our business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(48,458)	(63,269)	14,811	(23%)
Net cash (outflows) in investing activities	(97)	(194)	97	(50%)
Net cash inflows by financing activities	40,252	74,502	(34,250)	(46%)
Net (decrease)/increase in cash and cash equivalents	(8,303)	11,039	(19,342)	(175%)
Comparison of cash flows for the Year ended June 30, 2024 with the Year ended June 30, 2023
Net cash outflows in operating activities
Net cash outflows for operating activities were $48.5 million for the year ended June 30, 2024, compared with $63.3 million for the year ended June 30, 2023, a decrease of $14.8 million. The decrease of $14.8 million is due to a decrease in cash outflows of $11.8 million and an increase in cash inflows of $3.0 million in the year ended June 30, 2024, compared with the year ended June 30, 2023.
The $3.0 million increase of inflows comprised: inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® decreased by $0.7 million during the year ended June 30, 2024, compared with the year ended June 30, 2023; received $3.8 million of receipts for research and development tax incentive during the year ended June 30, 2024, compared to $1.1 million for the year ended June 30, 2023; and inflows from interest receipts increased by $1.0 million in the year ended June 30, 2024, compared with the year ended June 30, 2023.
Outflows for payments to suppliers and employees decreased by $11.8 million from $72.7 million for the year ended June 30, 2023 to $60.8 million for the year ended June 30, 2024. The decrease in payments was primarily due to the cost containment strategy introduced in August 2024, which reduced payroll payments and director fees, insurance, manufacturing and clinical trials given clinical trial activities were reduced in the period.
Net cash outflows in investing activities
Net cash outflows for investing activities decreased by $0.1 million in the year ended June 30, 2024, compared with the year ended June 30, 2023.
Net cash inflows in financing activities
Net cash inflows for financing activities decreased by $34.2 million for the year ended June 30, 2024, compared with the year ended June 30, 2023. The decrease of $34.2 million is due to a decrease in cash inflows of $23.2 million and an increase in cash outflows of $11.0 million in the year ended June 30, 2024 compared with the year ended June 30, 2023.
The $23.2 million decrease in inflows comprised: $45.1 million of proceeds received in August 2022 and $43.5 million of proceeds received in April 2023 on completion of private placements during the year ended June 30, 2023, compared with $65.4 million of proceeds received from an institutional placement and entitlement offer during the year ended June 30, 2024;
The $11.0 million increase in outflows comprised: payments of $3.5 million and $2.6 million for lease liabilities during the years ended June 30, 2024 and 2023, respectively; payments of $5.7 million and $6.0 million for interest and other costs of finance during the years ended June 30, 2024 and 2023, respectively; payments of $4.3 million and $4.9 million for capital raising costs in the years ended June 30, 2024 and 2023, respectively; payments of $1.5 million and $0.5 million for borrowings costs in the years ended June 30, 2024 and 2023, respectively; principal repayment of $10.0 million to reduce debt under our five-year facility with Oaktree during the year ended June 30, 2024, compared to $Nil for the year ended June 30, 2023.
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
Subject to us achieving successful regulatory approval we expect an increase in our total expenses driven by an increase in our planned research and development, manufacturing commercialization and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.
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
Borrowings
For a description of our borrowing arrangements, refer to "Item 18. Financial Statements - Note 5(f)."

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
Jane Bell – B.Ec, LLB, LLM (London)
Non-Executive Member of the Board of Directors
Commenced as Board Chair April 30, 2024
Experience and expertise
Ms. Bell AM has 30 years experience as a banking and finance lawyer with leading law firms, financial services and corporate treasury operations in the United States, Canada, Australia and the United Kingdom. She is an experienced Chair and non-executive Director in highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms. Bell currently serves as Deputy Chair of Monash Health, Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care, and Chair of its Audit Committee. She is also a director of publicly-listed biotechnology company Amplia Therapeutics and Chair of its Audit Committee and of Jessie McPherson Private Hospital. She is a former Chair of Royal Melbourne Hospital and former Chair of Biomedical Research Victoria as well as of Advisory Groups for the Royal Australian and New Zealand College of Obstetricians and Melbourne Genomics Health Alliance, a former director of Hudson Institute of Medical Research and Chair of its Intellectual Property and Commercialization Committee and director of U Ethical, Australia’s first ethical funds manager. Ms Bell holds a Master of Laws from King’s College (London), Bachelor of Laws University of Melbourne, and Bachelor of Economics Monash University. In 2023 Ms Bell was appointed a Member of the Order of Australia (AM) for her significant service to governance in the medical research, healthcare and not-for-profit sectors.
Other current directorships of listed public companies
Non-Executive Director, Amplia Therapeutics Limited (since 2021)
Former directorships of listed public companies within the last 3 years
None

Joseph Swedish, MHA
Non-Executive Member of the Board of Directors
Board Chair until April 30, 2024
Experience and expertise
Joseph R. Swedish is the former Chairman, President and CEO of Anthem, Inc, (currently Elevance Health) a Fortune 22 company and the nation’s leading health benefits provider. This became the foundation for Elevance Health today serving nearly 47.3 million members – or one in seven Americans – through its affiliated health plans, and over 117 million individuals across 33 states through its broad portfolio of health insurance and service subsidiaries. He served as the Chairman, President and CEO from 2013 to 2018. Subsequently he served as a Strategic Advisor from 2018 to 2020. During his tenure Anthem’s membership grew by four million, or 11 percent, the average share price nearly quadrupled, and operating revenue increased 39 percent to over $89 billion. Core strategic imperatives included improving medical costs, working with physicians and health care organizations to improve quality and access, and improving the consumer experience. As a business executive, conservationist, and philanthropist, Joe serves on the board of directors for CDW, Centrexion Therapeutics, Accelus and Navitus Health Solutions. Most recently, he served on the board of directors for IBM, as chairman of America’s Health Insurance Plans (AHIP), and chairman of the Catholic Health Association. He currently serves as a board member for The Nature Conservancy (Colorado). He has also held board and advisory positions with American Hospital Association, Coventry Health Care, Inc., RehabCare Group, Inc., Cross Country, National Quality Forum, the National Center for Healthcare Leadership, and Loyola University Chicago. He is also a member and past chairman of Duke University’s Fuqua School of Business Board of Visitors. Prior to joining Anthem, Joe served as CEO for several major integrated health care delivery systems, including president and CEO of Trinity Health, an 18-state integrated health care delivery system. He also held CEO and senior leadership positions with the Hospital Corporation of America, Colorado’s Centura Health, and integrated health systems in Florida, Virginia, and the Carolinas. In 2018, he continued to apply his expertise leveraging his extensive health care experience as co-founder of Concord Health Partners, a private equity firm investing in data analytics, provider enablement services and consumer engagement enterprises. He is now Partner Emeritus having recently departed active status. More broadly, he has built a reputation as a trend-setter by leveraging value-creating assets through high-performing governance, creative strategies, consumer marketing, clinical innovations, and mergers/acquisitions – all efforts focused on organization renewal and growth. For 12 years in a row, Modern Healthcare named him one of the 100 Most Influential People in Healthcare, ranking in the top 20 of the health sector’s most senior-level executives, high-level government administrators, elected officials, academics, and thought-leaders for five consecutive years. He received his bachelor’s degree from the University of North Carolina at Charlotte and his master’s degree in health administration from Duke University.
Other current directorships of listed public companies
Non-Executive Director, IBM Corporation (since 2017)
Non-Executive Director, CDW Corporation (since 2015)
Former directorships of listed public companies within the last 3 years
None
William Burns, BA
Non-Executive Member of the Board of Directors
Experience and expertise
Mr. Burns has served on the Board of Directors since 2014 and was appointed Vice Chairman in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. Mr Burns was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the Board of Directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners, and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research(ICR), London, and in 2016 a Governor of The Wellcome Trust in London, UK. Mr Burns completed his terms of office at both ICR and Wellcome Trust and has retired from both positions.
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
Philip Krause, MD
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
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None

Michael Spooner, BCom
Non-Executive Member of the Board of Directors - resigned effective September 26, 2023
Experience and expertise
Mr. Spooner served on the Board of Directors from 2004 to September 2023. During this period he has filled various roles including as Chairman from the date of the ASX public listing in 2004 until 2007, Chair of the Audit and Risk Committee as well as a member of the Remuneration Committee . Over the past several years Mr. Spooner has served on the board of directors in various capacities at several Australian and international biotechnology companies, including

BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003). He has been the Chairman of Simavita Ltd since May 2016 and Chairman of MicrofluidX since February 2018. Prior to returning to Australia in 2001, he spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy, and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr Spooner has owned and operated several international companies providing services and has consulted to a number of American and Asian public companies.
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
Andrew Chaponnel, BCom, CAANZ
Chief Financial Officer (interim)
Mr. Chaponnel has around 25 years of experience in finance roles including 13 years with Mesoblast, initially as the Group Financial Controller (6 years), then as Head of Finance (3 years) and now as interim Chief Financial Officer for the past three years. As part of Mesoblast Group finance leadership he has been integral to the implementation and maintenance of our borrowing arrangements, various strategic partnerships, equity placements, the NASDAQ IPO and leads both ASX and NASDAQ financial reporting. Previously Mr. Chaponnel has held several roles including management roles in chartered accountancy, logistics, retail and a CFO role within construction before moving into Healthcare. He is a member of the Chartered Accountants of Australia & New Zealand.

Peter Howard, BSc, LLB (Hons)
Group General Counsel and Corporate Executive, Chair of the Patent Committee
Mr. Howard has served as our Group General Counsel and Corporate Executive, and Chair of the Patent Committee, since July 2011. As external counsel and partner at Australian law firm, Middletons (now, K&L Gates), Mr. Howard has been integrally involved with Mesoblast since its inception and public listing on the ASX in 2004. More generally, Mr. Howard has extensive experience with many biopharmaceutical firms and major research institutions, covering public listings, private financings, strategic, licensing, intellectual property and mergers and acquisition activities. He has done so in several roles, including as a partner at a major law firm, entrepreneur, director and senior executive.
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
Dagmar Rosa-Bjorkeson, MS, MBA
Chief Operating Officer until November 1, 2023 from which time has been a part-time consultant.
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
Fiona See, PhD
SVP and Head, Translational Research
Dr. Fiona See is an experienced scientist and leader in translational research and development within the biotechnology sector. Currently serving as the Senior Vice President and Head of Translational Research at Mesoblast in New York, she provides strategic scientific leadership across the lifecycle of mesenchymal lineage stromal cell (MLC) therapy products, focusing on cardiovascular, musculoskeletal, and immunological diseases. Dr. See has successfully led teams in developing nonclinical pharmacology/toxicology packages and product characterization. Previously, Dr. See served as Vice President and Senior Director of Translational Development at Mesoblast, developing and overseeing nonclinical and translational strategies. Dr. See holds a PhD and a Bachelor of Laws/Bachelor of Science (Honors) from Monash University. She has conducted NIH-funded research at NYU Langone School of Medicine, Columbia University, and NHMRC-funded research at The University of Melbourne, focusing on stem cell-based platforms and therapies for heart disease. She has published numerous peer-reviewed articles in respected journals, reflecting her contributions to translational research and therapeutic innovation.
There are no family relationships among any of our directors and senior management. The business address of each of our directors and senior management is Mesoblast Limited, Level 38, 55 Collins Street, Melbourne, VIC 3000, Australia.
The Mesoblast board of directors (the "Board”) presents the 2023/2024 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (Cth) (“Corporations Act”) and accounting standards requirements.
The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2024.
(Start of the Remuneration Report for Australian Disclosure Requirements)
Introductory Comments from Bill Burns, Nomination and Remuneration Committee Chairman
Throughout the year there was a concerted focus on advancing the Biologics License Application (BLA) submission for paediatric Graft versus Host Disease and continued dialogue with the United Sates Food and Drug Administration (FDA) involving all programs in our late-stage clinical pipeline. On March 26, 2024, the FDA informed Mesoblast that following additional consideration the available clinical data from the Phase 3 study MSB-GVHD001 appeared sufficient to support submission of the proposed BLA for remestemcel-L for the treatment of pediatric patients with steroid-refractory acute graft versus host disease (SR-aGVHD). In July 2024, Mesoblast resubmitted our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD.
During the year, Mesoblast progressed our Chronic Low Back (CLBP) and Chronic Heart Failure (CHF) programs. The FDA informed the Group that it supports an accelerated approval pathway for rexlemestrocel-L in patients with end-stage ischemic heart failure with reduced ejection fraction (HFrEF) and a left ventricular assist device (LVAD).

The confirmatory Phase 3 trial of rexlemestrocel-L in patients with CLBP due to inflammatory degenerative disc disease of less than five years duration has commenced enrollment at multiple sites across the United States.
Joe Swedish, who served as chair since March 2019, stepped down from the Board chair role during the year. Jane Bell took over as Chair of Board from April 2024. Joe remains with us as a Board director until completion of his term at the Annual General Meeting later this year.
The Group raised proceeds of US$40 million and US$25 million in December 2023 and March 2024 respectively, strengthening our balance sheet and providing the funds necessary to enable all existing product development and research programs to continue and our next major technical and clinical development milestones to readout.
Cash burn was reduced during the year through the successful executing of the cost containment plan announced in August 2023. Overall, net operating cash usage was reduced by 23% for FY24 as compared to FY23.
The cost containment plan included the following remuneration related initiatives which were successfully introduced and executed during FY24:

•The CEO and CMO volunteered base salary reductions of 30% for a 12-month period to August 2024. In compensation for the reduction in cash pay, an option grant was approved by shareholders with an approval vote of 95% at the 2023 AGM, increasing their long-term equity-based at risk pay for further alignment of their interests with shareholders;
•Other members of our management team also volunteered to reduce cash pay and receive long-term equity based at-risk pay in compensation;
•Cash payment of the STI relating to the fiscal year ended June 30, 2023 has been deferred until an FDA approval for SR-aGVHD; and
•Non-executive directors voluntarily deferred 50% of their director fees until an FDA decision and agreed to receive the remaining 50% of their fees in equity, approved by shareholders at the 2023 AGM. No cash payment will be made until a decision is made on FDA approval.
Despite the significant strides made during FY24, our immediate goal of obtaining FDA marketing authorization for remestemcel-L for the treatment of pediatric SR-aGVHD has not yet been achieved and therefore the cost containment plan will continue in FY25 for the following remuneration related initiatives continuing:

•The CEO and CMO voluntary base salary reductions of 30% will continue through until August 2025. In compensation for the reduction in cash pay, an option grant will be proposed which will increase their long-term equity-based at-risk pay, further aligning their interests to those of shareholders, subject to shareholder approval.
•Other management team members will continue to be able to sacrifice cash pay for options in FY25.
•The Board has decided against awarding any increases to fixed remuneration prior to the FDA decision on pediatric SR-aGVHD.
•Cash payment of the STI relating to the financial year ended June 30, 2024 has been deferred and is dependent on an FDA approval (further detail on this below). Subsequent to FY24, there has been a modification to the STI plan providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their STI entitlements for the years ended FY23 and FY24; and
•Non-executive directors are continuing to voluntarily defer 50% of their director fees until an FDA decision and have agreed to receive 50% of their fees in equity, subject to shareholder approval. Aside from retiring directors, no cash payments will be made until a decision is made on FDA approval.
Our responsible management of remuneration was positively received by investors with a vote approval of 94% for the remuneration report resolution at the 2023 AGM.
FY24 Remunerations Outcomes
Mesoblast's remuneration mix remains weighted towards long term performance, aligning executive outcomes to long term sustainability and success. Milestone LTI awards in the biotechnology sector have a higher risk profile than those in the broader market and may not materialize to levels anticipated at grant or in the general market. Our decision to maintain this framework is consistent with the preference of our investors for long term at risk pay that is aligned to shareholder experience and returns.

Within our LTI incentives, executives must meet both milestone and service requirements before vesting can occur. 88% of the CEO's Nov 2023 grant and 66% of his total outstanding milestone-based LTI incentives have not yet met milestone achievement requirements to be eligible for vesting. The remaining portion of the LTI's met milestone requirements and these options become eligible to vest once time-based service requirements are met (see table 6a). After application of both milestone and service requirements, 7% of the CEO’s total milestone-based options vested in FY24. At June 30, 2024, 100% of these vested LTI options were underwater and had zero intrinsic value.
The Board assessed our Group’s short-term incentive (STI) key performance indicator (KPI) performance for the financial year ended June 30, 2024, as achieving 100% of maximum after significantly exceeding KPIs related to our financing clinical and regulatory strategy. Nevertheless, given the criticality of the BLA resubmission in July, Board discretion has been exercised not to pay the STI unless and until the FDA provides marketing authorization for SR-aGVHD. On achievement, Mesoblast will pay the CEO the maximum STI outcome plus 20%.
Subsequent to FY24 and prior to payment being due, the Board approved a modification to the STI plan providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their STI entitlements for the years ended FY23 and FY24. The level of participation and the terms of the modification are yet to be determined at the date of this report.
On balance, we believe the remuneration framework, including several years’ absence of fixed remuneration increases for executives, the Board’s decision to defer cash payment of the FY23 and FY24 STI until FDA approval for SR-aGVHD has been achieved, and the continuation of cost containment remuneration initiatives in FY24 ensure our remuneration strategy is appropriate for this stage of our Group’s growth and is strongly aligned to our key milestones and shareholder value.
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
Table 1 – Mesoblast KMP during FY2024, including to the Date of this Report

Name	Position	Country	Portion of FY2024 year served as KMP
Non-executive directors

Jane Bell	Independent Chair of Board (from April 30, 2024) Member, Nomination and Remuneration Committee Member, Audit and Risk Committee	Australia	Full Year

Joseph Swedish	Independent Chair (until April 30, 2024), Board of Directors Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Full Year

William Burns	Independent Vice Chair, Board of Directors Chair, Nomination and Remuneration Committee	Switzerland	Full Year

Philip Facchina	Independent Non-executive Director Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Full Year

Philip Krause	Independent Non-Executive Director to August 28, 2023 Non-independent Non-executive Director from August 29, 2023 Member, Nomination and Remuneration Committee until August 28, 2024	US	Full Year.

Michael Spooner	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	Singapore	Resigned effective September 26, 2023

Executive directors

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year
Eric Rose	Chief Medical Officer Executive Director	US	Full Year

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
The Nomination and Remuneration Committee is wholly comprised of independent members. The board is satisfied that all members of the Nomination and Remuneration Committee during the reporting period are independent.
The Nomination and Remuneration Committee is primarily responsible for making recommendations to the Board on:
•Board appointments
•Non-executive director fees
•Executive remuneration framework
•Remuneration for executive directors, namely the CEO, CMO and other key executives

•Short-term and long-term incentive awards
•Share ownership plans
The Nomination and Remuneration Committee’s objective is to ensure remuneration policies are fair and competitive having regard for industry benchmarks whilst being aligned with the objectives of our company.
The Committee receives proposals from the executive team, which it critically reviews. When appropriate the Nomination and Remuneration Committee will seek advice or recommendations from independent expert consultants, including benchmarking studies. Advice provided by consultants during the year did not constitute a ‘remuneration recommendation’ as defined in section 9B of the Corporations Act and was received free from any undue influence by Key Management Personnel to whom the advice related.
Executive Remuneration Strategy
The remuneration strategy is designed to ensure Mesoblast can:
•Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis
•Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.
Our team is small. Mesoblast has only 73 employees, 57% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue to work towards what are difficult, complex and long-term goals.
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
To address the above, Mesoblast’s remuneration framework comprises:
-competitive fixed remuneration
-annual incentive payments contingent on intensive research, approvals and trials being undertaken on time and budget
-longer term milestone-based incentive payments

-payment delivered, in part, as options, which conserves cash, aligns with shareholder interests, and focuses executives on strategy, risk management, and execution that optimizes shareholder value.
Mesoblast generally sets cash-based STIs at a lower quantum than option-based LTIs to conserve cash flow, focus executives on value creation, and align executives with shareholders.
The current average tenure of our executive team of 10 years suggests that the framework works well to attract and retain appropriate executive leadership.
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
-Provides value only if milestones lead to increases in share price, aligning with the shareholder experience.
-Conserves cash.
-Enables risk management via malus.

Process	Assessed annually on market relativities in employee's domicile based on position accountabilities. The Nomination and Remuneration Committee makes specific recommendations to the board on remuneration packages for senior executives for approval.	Paid annually for performance against annual corporate and individual KPIs. The Nomination and Remuneration Committee sets the CEO’s KPIs. These are used to measure company performance, which determines the pool available for other employees. Allocations from that pool for senior management are determined with reference to individual KPIs set by the CEO. Resulting outcomes are approved by the Nomination and Remuneration Committee.	The Nomination and Remuneration Committee assesses LTI milestone achievement for vesting eligibility.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Eligibility	All employees	All employees hired on or before March 31, 2024 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.

Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.	Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash. Current CEO maximum STI: 50% of Fixed Remuneration. Current CMO maximum STI: 50% of Fixed Remuneration.
Set using a percentage of fixed pay as a guideline.
Current CEO maximum LTI: approximately 200% of fixed remuneration.
Current CMO maximum LTI: 100% of fixed remuneration.
The actual grant value for the CEO and CMO LTI may vary year on year from this proportion based on various factors being taken account including:
-shareholder dilution
-internal relativities
-share price volatility

Delivered as	Cash.	Cash. Subsequent to FY24, our STI plan was modified and will provide all employees with the choice to receive an option grant in lieu of cash payment of their STI entitlements for the years ended FY23 and FY24.	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the higher of the VWAP of the 5 ASX trading days up to board approval of the grant, and the last closing price of an ordinary share on the ASX at board approval.

Performance and service period	N/A	1 year	Three years, with provision for earlier vesting limited to one third per year to (a) encourage speed of achievement, (b) defer material amounts for better governance and (c) encourage executive focus on achievements that have a longer term impact on shareholder value.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Discretion, malus and clawback	N/A	The board has the authority to use its discretion to amend individual outcomes “in year”, including down to zero, prior to any payment. Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.	The board has ultimate discretion in determining vesting outcomes. Until options are exercised, the board may also apply discretion in situations where executives have behaved dishonestly or fraudulently to lapse options (unvested and vested). Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.

Cessation of employment	N/A	No award will be made to employees who have ceased employment unless the Board exercises it's discretion.	Unvested options are forfeited unless Board exercises discretion. Vested options can be retained subject to being exercised within a certain period specified in our Employee Share Option Rules (usually 60 days of cessation).

Hedging	The Company’s share trading policy prohibits hedging via the Company’s derivatives.

Oversight	Individual outcomes are reviewed and approved first by the Nomination & Remuneration Committee and then the Board.
Remuneration Mix
FY24 target remuneration mix at maximum for the CEO and the CMO is described in Figure 1.
Figure 1 – Executive KMP Remuneration Mix.
The actual grant value year-on-year may vary from the target remuneration mix depending on factors such as:
•Dilution considerations

•Internal relativities
•Date of grant
Responses to frequent questions on the Mesoblast framework
The following table presents responses to common queries on the Mesoblast remuneration framework.
Table 3 – Executive Remuneration Framework

Why do you use milestone performance measures for the STI and LTI?	Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our company. What creates lasting shareholder value are successful outcomes from research and development, entry into new collaborations and achievement of other planned and well considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice.
Why does some of the long term incentive award vest earlier than a three year period?	Within biotechnology, basing long term incentives on achievement of performance milestones is an established method for aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier achievement is better, because if milestones are achieved earlier then less cash will have been used by the Group to support the program and associated overheads than if achieved at the end of 3 years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for 3 years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones given limited resourcing, and impact on longer term share price, but so far we have not found any quite as effective.
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
With respect to gender diversity, as at June 30, 2024, 52% of the Company’s employee base were female and 30% of the Company’s senior executives were female. In April 2024, a female Board Chair was appointed. The Board is conscious of the gender imbalance at board level (with only one of the four non-executive directors being female). The Board has an objective to increase the number of female board members as vacancies arise and circumstances permit.

What is Mesoblast's position on STI deferral?	STI deferral is applied as and when considered appropriate. Payment of both the FY23 and FY24 STI has been deferred and is dependent on FDA marketing authorization for SR-aGVHD being achieved.
Why is there no consideration of ENS (Environment and Sustainability) issues in the STI or LTI vesting considerations?	Mesoblast’s mission to bring to market innovative medicines comprised of naturally-occurring cellular materials to treat serious and life-threatening illnesses is fundamentally consistent with ENS principles, although there are relevant supply chain and carbon footprint considerations. At this stage, Mesoblast’s physical footprint is limited to office and laboratory space for its employee base of less than 100, so while management is actively engaged in reducing the Company’s carbon footprint, its ability to materially improve its ENS impact is currently limited. We will continue to consider having ENS-related remuneration milestones in the future, in particular if and when Mesoblast has its own manufacturing facilities and approved products.
Mesoblast performance during FY2024
Table 4 provides share price performance data and selected financial results.
Table 4 – Company share price performance and selected financial results over the last five years

	Currency	2024	2023	2022	2021	2020
Share price (ASX:MSB)
– closing at June 30	A$	0.99	1.14	0.61	1.98	3.25
– high for the year	A$	1.39	1.28	2.10	5.5	4.45
– low for the year	A$	0.26	0.68	0.61	1.72	1.02
Market capitalization at June 30 (millions)	A$	1,130	924	397	1,285	1898
– increase/(decrease) – (millions)	A$	206	527	(888)	-613	1160
– increase/(decrease) – as %		22%	133%	(69%)	(32)%	157%
Revenue (millions)	US$	5.9	7.5	10.2	7.5	32.2
– increase/(decrease) – as %		(21%)	(27%)	37%	(77)%	92%
Loss before income tax (millions)	US$	88.1	82.1	91.6	99.6	87.4
Net Assets (millions)	US$	480.4	501.8	497.0	581.4	549.3
Dividends paid		—	—	—	—	—
Return of Capital to Shareholders		—	—	—	—	—
During the year we advanced BLA submission for pediatric Graft versus Host Disease and had continued dialogue with the FDA involving all programs in our late-stage clinical pipeline. On March 26, 2024, the FDA informed Mesoblast that following additional consideration the available clinical data from the Phase 3 study MSB-GVHD001 appeared sufficient to support submission of the proposed BLA for remestemcel-L for the treatment of pediatric patients with SR-aGVHD. In July 2024, Mesoblast resubmitted our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD.
During the year, Mesoblast progressed our Chronic Low Back (CLBP) and Chronic Heart Failure (CHF) programs. The FDA informed the Company that it supports an accelerated approval pathway for rexlemestrocel-L in patients with end-stage ischemic heart failure with reduced ejection fraction (HFrEF) and a left ventricular assist device (LVAD). The confirmatory Phase 3 trial of rexlemestrocel-L in patients with CLBP due to inflammatory degenerative disc disease of less than five years duration has commenced enrollment at multiple sites across the United States.
Mesoblast successfully executed on its cost containment plan announced in August 2023, reducing net operating cash usage by 23% in FY24 as compared to FY23.
In relation to funding, with support from its shareholders the Company raised US$40 million and US$25 million in December 2023 and March 2024, respectively. These raises strengthen our consolidated balance sheet as we undertake activities for the potential launch and commercialization of remestemcel-L.

In summary management executed on the following corporate achievements:
-Completed US$40 million rights issue in December 2023.
-Completed US$25 million capital raise in March 2024.
-During the year we appointed Jane Bell as Board Chair.
In relation to our product candidates, management executed on the following achievements:
-After our interactions with the FDA during the year, the FDA informed Mesoblast that following additional consideration the available clinical data from its Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for treatment of pediatric patients with SR-aGVHD.
-During the year we advanced our resubmission of the BLA for approval of remestemcel-L in the treatment of children with SR-aGVHD which ultimately resulted in the formal resubmission and acceptance by the FDA of the filing in July 2024.
-In March 2024 Mesoblast announced that the FDA supports an accelerated approval pathway for rexlemestrocel-L, Mesoblast’s allogeneic mesenchymal precursor cell (MPC) product, in patients with end-stage ischemic HFrEF and an LVAD. FDA provided this feedback in formal minutes to the company following the Type B meeting held with FDA on February 21, 2024 for rexlemestrocel-L (Revascor®) under the existing Regenerative Medicine Advanced Therapy (RMAT) designation.
-The confirmatory Phase 3 trial of rexlemestrocel-L in patients with CLBP due to inflammatory degenerative disc disease of less than five years duration has commenced enrollment at multiple sites across the United States.
-Entered into an agreement to develop a pivotal trial of Mesoblast’s lead product candidate Ryoncil® (remestemcel-L) in the treatment of adults with SR-aGvHD with the Blood and Marrow Transplant Clinical Trials Network (BMT CTN), a body including centers responsible for approximately 80% of all US allogeneic BMTs. The BMT CTN is funded by the United States National Institutes of Health (NIH).
-Following submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (HLHS), a potentially life threatening congenital heart condition, Mesoblast was granted orphan drug designation (ODD) and rare pediatric disease designation (RPDD) with the United States Food and Drug Administration (FDA) for its allogeneic cell therapy Revascor® (rexlemestrocel-L) in the treatment of the congenital heart disease HLHS.

Remuneration outcomes for the year ended June 30, 2024
STI
The Corporate STI objectives and outcomes for FY24 are described in Table 5.

Table 5 - Group Performance against FY24 STI KPIs
Objectives/Performance Assessment	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on clinical and regulatory strategy of our key product candidates (50%)
During the year we advanced our resubmission of the BLA SR-aGVHD which ultimately resulted in the formal resubmission and acceptance by the FDA of the filing in July 2024.
Entered into an agreement to develop a pivotal trial of remestemcel-L in the treatment of adults SR-aGvHD with the Blood and Marrow Transplant Clinical Trials Network (BMT CTN), a body including centers responsible for approximately 80% of all US allogeneic BMTs,. The BMT CTN is funded by the NIH.

Mesoblast progressed our CLBP and CHF programs with positive results. The FDA’s OTAT granted RMAT designation for rexlemestrocel-L in the treatment of CLBP associated with disc degeneration and supported an accelerated approval for rexlemestrocel-L in patients with end-stage ischemic HFrEF and an LVAD.

Following submission of results from the randomized controlled trial in children with HLHS, a potentially life threatening congenital heart condition, Mesoblast was granted ODD and RPDD with the FDA for its allogeneic cell therapy Revascor® (rexlemestrocel-L) in the treatment of the congenital heart disease HLHS.

The Board has decided this objective has been met.
	50%	100%	50%
Execute on Financing Strategy (20%)
In relation to Finance, there have been substantial achievements during the year. We completed a capital raise of $40 million in December 2023 and $25 million in March 2024. The Board has decided this objective has been met.	20%	100%	20%
Execute on Manufacturing Process Development & Cost Containment (30%)
During the year we enhanced our manufacturing processes. Separately, we reduced our cash burn through the successful execution of the cost containment plan announced in August 2023. Overall, net operating cash usage was reduced by 23% for FY24 as compared to FY23, a target flagged in the 2023 annual report. The Board has decided this objective has been met.	30%	100%	30%

The Board assessed our Group’s performance on these KPIs for the financial year ended June 30, 2024 as achieving 100% of targets, reflecting significant out performance in the face of changing priorities in reaction to the FDA's communications in March that lead to Mesoblast's BLA resubmission.
Nevertheless, given the central nature of the BLA resubmission and our current cash position, the Board has exercised negative discretion not to pay the FY24 STI unless and until Mesoblast receives FDA marketing authorization for SR-aGVHD.

Considering the negative discretion to pay a zero STI if FDA marketing authorization is not achieved, the Board has also increased the potential of the CEO’s payment by 20% if authorization is achieved.
Subsequent to FY24, there has been a modification to the STI plan providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their STI entitlements for the years ended FY23 and FY24. The level of participation and the terms of the modification are yet to be determined at the date of this report.

LTI
Two conditions must be met for milestone options to vest.
•The milestone for that option must be met
•Achievement must be within the performance period
•The executive must be employed at the time of vesting
When LTI milestones are set it is not expected that all or any milestones will be achieved within the next 12 months. The LTI plan is designed to align the CEO objectives with creating long term shareholder value.
The vesting of the CEO’s LTI is based on meeting clinical and commercialization milestones, as well as completion of licensing or collaboration agreements to build shareholder value.
The LTI vesting for our executive and non-executive KMPs, based on FY24 and prior year performance, along with the financial year in which those options will vest once milestones have been met, are summarized in Tables 6a, 6b and 6c.
Where an LTI milestone remains commercial in confidence it has been described in general terms. Many milestones also have an associated delivery window and/or budget which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.

Table 6a – LTI Outcomes of CEO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27
Nov 2023(1)	Regulatory milestone related to gain alignment with FDA on certain aspects of the development program for CHF.	242,000	FY24	—	—	242,000	—	—	100%	—
	Financial & Business Development related milestone to completion of a strategic capital raise to fund development programs through to key milestones.	726,000	FY24	—	—	564,667	161,333	—	100%	—
	Regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	1,452,000	Pending	—	—	—	—	—	—	1,452,000
	Total for Nov 2023 Grant	2,420,000		—	—	806,667	161,333	—	40%	1,452,000
Nov 2022(2)	Commercial and clinical milestones in relation to the potential launch of remestemcel-L.	1,395,000	Pending	—	—	—	—	—	—	1,395,000
	Financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms	930,000	Pending	—	—	—	—	—	—	930,000
	Total for Nov 2022 Grant	2,325,000		—	—	—	—	—	—	2,325,000
Nov 2021(3)	Regulatory/Commercialization progress with respect to our aGVHD program and clinical progress across the Company’s lead programs with specific allocation for each program milestone based on priority.	510,000	FY23	—	510,000(7)	—	—	—	100%	—
		110,000	FY24	—	110,000	—	—	—	100%	—
	Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.	620,000	Pending	—	—	—	—	—	—	620,000
	Manufacturing milestones related to process development.	310,000	Pending	—	—	—	—	—	—	310,000
	Total for Nov 2021 Grant	1,550,000		—	620,000	—	—	—	40%	930,000

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27
Nov 2020(4)	Clinical/Commercialization milestones related to clinical and commercialization progress across the Company’s lead programs.	480,000	FY22	480,000	—	—	—	—	100%	—
	Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.	480,000	Pending	—	—	—	—	—	—	480,000
	Manufacturing milestones related to process development.	240,000	FY22	240,000	—	—	—	—	100%	—
	Total for Nov 2020 Grant	1,200,000		720,000	—	—	—	—	60%	480,000
Nov 2019(5)	Granting of a PDUFA date for remestemcel-L(6).	673,334	FY20	673,334	—	—	—	—	100%	—
	US FDA approval of remestemcel-L(6).	673,333	Pending	—	—	—	—	—	—	673,333
	Total for Nov 2019 Grant	1,346,667		673,334	—	—	—	—	50%	673,333
(1)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM. 538,667 of the options granted were not milestone based and have not been included in the above table. The 538,667 options were granted as a substitute for a reduction made to the FY19 short-term cash bonus to conserve cash.
(6)For the treatment of pediatric SR acute GVHD.
(7)Regardless of when the milestone was achieved, the milestone vesting date is determined as the date of Board approval. In this case Board approval was in July 2023.

Table 6b – LTI Outcomes of CMO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27
Nov 2023(1)	Regulatory milestone related to gain alignment with FDA on certain aspects of the development program for CHF.	148,000	FY24	—	—	148,000	—	—	100%	—
	Regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	444,000	Pending	—	—	—	—	—	—	444,000
	Strategic corporate partnership milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	148,000	Pending	—	—	—	—	—	—	148,000
	Total for Nov 2023 Grant	740,000		—	—	148,000	—	—	20%	592,000
Nov 2022(2)	Milestones related to the regulatory progress of remestemcel-L(3)	600,000	FY24	—	300,000	—	—	—	50%	300,000
	Milestone related to the clinical progress of the Company’s lead products.	300,000	Pending	—	—	—	—	—	—	300,000
	Total for Nov 2022 Grant	900,000		—	300,000	—	—	—	33%	600,000
(1)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(3)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.
Table 6c – LTI Outcomes of milestone-based grants to Phil Krause

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27
Nov 2023(1)	Milestones related to the regulatory progress of remestemcel-L(3)	325,050	FY24	—	—	325,050(2)	—	—	100%	—
	Regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms	659,950	Pending	—	—	—	—	—	—	659,950
	Total for Nov 2023 Grant	985,000		—	—	325,050	—	—	33%	659,950
(1)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)The milestone was achieved in July 2024.

(3)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.
Table 7 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.
Table 7 – Statutory remuneration paid to executive KMP

		Short-term benefits
			Base salary	Short-term cash bonus(1)	Annual Leave/ Holiday Pay(2)	Non- monetary benefits	Health and Other Benefits(3)	Post-employment benefits Super- annuation	Long-term benefits Long service leave(2)	Share- based payments Options	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%

Silviu Itescu	2024	A$	757,500	1,007,187	77,904	—	—	27,399	16,926	1,137,219	—	3,024,136	71%
Silviu Itescu	2023	A$	1,010,000	—	77,694	—	—	25,292	16,880	536,138	—	1,666,004	32%
Eric Rose	2024	A$	701,841	848,348	(5,984)	—	28,561	—	—	714,708	—	2,287,474	68%
Eric Rose	2023	A$	916,542	—	5,878	—	34,194	—	—	578,236	—	1,534,850	38%
Total Executive Directors	2024	A$	1,459,341	1,855,535	71,920	—	28,561	27,399	16,926	1,851,927	—	5,311,610	70%
Total Executive Directors	2023	A$	1,926,542	—	83,572	—	34,194	25,292	16,880	1,114,374	—	3,200,854	35%
Total Executive Directors	2024	US$(4)	959,079	1,219,458	47,266	—	18,770	18,006	11,124	1,217,086	—	3,490,790	70%
Total Executive Directors	2023	US$(4)	1,292,710	—	56,077	—	22,944	16,971	11,326	747,745	—	2,147,773	35%
(1)Includes $457,812 related to the FY23 period but not yet paid and $549,375 related to the FY24 period but not yet paid. Subsequent to FY23, the conditions of achievement of the FY23 STI was modified to make it dependent on Mesoblast achieved FDA marketing authorization. Payment of the FY23 and FY24 bonus is dependent on Mesoblast achieving FDA marketing authorization. Furthermore, subsequent to FY24, there has been a modification to the STI plan providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their STI entitlements for the years ended FY23 and FY24. The level of participation and the terms of the modification are yet to be determined at the date of this report.
(2)Annual leave and Long service leave reflect the movement in provision balances at June 30, 2024 compared with June 30, 2023.
(3)Includes health, dental, vision, life, long and short-term disability insurances.
(4)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6572 has been used for the year ended June 30, 2024 and 1:0.6710 for the year ended June 30, 2023.
Fixed remuneration

The CEO's fixed remuneration has not changed since 2015. Eric Rose was appointed as our CMO in FY22, his monthly fixed remuneration has not changed since his appointment. Both our CEO and CMO volunteered base salary reductions of 30% for a 12-month period to 30 June 2024. In compensation for the reduction in cash pay, an option grant was approved by shareholders with an approval vote of 95% at the 2023 AGM, increasing the CEO and CMO's long-term equity-based at risk pay for further alignment of their interests with shareholders.
Non-Executive Director (“NED”) Remuneration
As at June 30, 2024 the Board comprised of four NEDs; one based in Australia, two in the United States, and one in Switzerland. These directors are global experts in the biopharmaceutical industry and capital markets, each with relevant experience in biotechnology and/or healthcare industries.

The NED fees (in Table 8) reflect responsibilities and work involved with directing a company of Mesoblast’s technological and geographical complexity, our financial position, regulatory and compliance context, and market practice in each director’s domicile. The fee levels and structures reflect what is necessary to recruit and retain directors with global experience in this industry. There have been no changes to NED fees from last year. No NED fees were paid during the year – 50% are deferred until an FDA approval decision and 50% were paid as options (more detail below).
Table 8 – Annual NED fees
(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2024
Position	Currency	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair(1)	A$	250,000	20,000	20,000
Vice Chair	A$	175,000	—	—
Member	A$	128,250	10,000	10,000
(1) Joe Swedish NED fees for his position as Chair of the Board were US$250,000 per annum.
The NEDs' fixed fees for their services are not to exceed a maximum fee pool of A$1,500,000, as approved by shareholders at the 2018 Annual General Meeting.
NEDs do not receive performance-related remuneration and are not provided with retirement benefits other than statutory superannuation. An exception is a performance based LTI grant to our non-independent NED, Philip Krause, in relation to his role as a strategic regulatory advisor.
NEDs are reimbursed for costs directly related to conducting Mesoblast business. The key terms of NED service are documented in a letter of appointment to the Board.
Mesoblast grants options to NEDs, usually at the start of their tenure. Additionally in FY24 options were granted to replace NED cash fees which were reduced by 50%. Options in lieu of cash are typical in the biotechnology industry. These options vest one third each after one, two and three years. For our NEDs, options are only forfeited if the director engages in conduct that is adverse to the company or breach the terms of their engagement.
The grants enable Mesoblast to secure NEDs with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of our NED LTI grants at the November 2023, 2022 and 2021 AGMs.
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role on June 4, 2023 where he was remunerated at an hourly rate and the agreement was able to be terminated on 15 written days notice. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023. On October 1, 2023, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of US$20,000 for strategic advisory services and his role as non-executive director. In addition to the monthly retainer, Philip Krause will receive 540,000 time-based options issued in three equal tranches vesting at 12, 24 and 26 months from grant date, which are subject to shareholder approval, and 985,000 milestone-based options which will vest subject to achieving the performance milestones and time-based vesting conditions. All options will have a 7 year term. The agreement is ongoing, with either party able to terminate on 90 written days notice. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2023 and 2024 was US$110,383 and US$220,900 respectively. As the fees relating to the amended consulting agreement are in relation to both his advisory and director roles, they are disclosed in Table 9.
Further details on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs
Details of the remuneration of our NEDs for the years ended June 30, 2024 and June 30, 2023 are in Table 9.
Table 9 – Director Fees

	Year	Currency	Base Salary(2)	Super- annuation	Share-based payments Options	Total Statutory Remuneration
Jane Bell	2024	A$	91,851	1,359	137,214	230,424
Jane Bell	2023	A$	128,798	13,524	66,804	209,126
William Burns	2024	A$	105,625	—	95,349	200,974
William Burns	2023	A$	195,247	—	3,989	199,236
Philip Facchina	2024	A$	81,135	—	87,475	168,611
Philip Facchina	2023	A$	148,497	—	55,120	203,617
Philip Krause(3)	2024	A$	285,410	—	229,861	515,271
Philip Krause(3)	2023	A$	138,497	—	69,199	207,696
Eric Rose(4)	2023	A$	—	—	3,989	3,989
Michael Spooner	2024	A$	38,153	—	—	38,153
Michael Spooner	2023	A$	158,250	—	—	158,250
Joseph Swedish	2024	A$	186,266	—	192,507	378,773
Joseph Swedish	2023	A$	372,276	—	—	372,276
Shawn Tomasello	2023	A$	23,042	—	—	23,042
Total Non-Executive Directors	2024	A$	788,441	1,359	742,406	1,532,205
Total Non-Executive Directors	2023	A$	1,164,607	13,524	199,101	1,377,232
Total Non-Executive Directors (1)	2024	US$	518,163	893	487,909	1,006,965
Total Non-Executive Directors (1)	2023	US$	781,451	9,075	133,597	924,123
(1)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6572 has been used for the year ended June 30, 2024 and 1:0.6710 for the year ended June 30, 2023.
(2)Other than fees for the month of July 2024 and all fees owed to Michael Spooner on his retirement, no payments of monthly fees have been made in 2024 given the decision to defer NED fee payments until a decision is made by the FDA on the BLA resubmission.
(3)Philip Krause has been a non-executive director of Mesoblast since March 2022. FY2023 relates to Director Fees earned in his role as an independent non-executive director. Within FY2024, A$11,521 relates to Director Fees earned in his role as an independent non-executive director and A$273,889 relates to his amended consulting agreement through which he was paid a monthly retainer of US$20,000 as compensation for strategic advisory services and his role as non executive director from October 1, 2023 to June 30, 2024.
(4)Eric Rose has been a non-executive director of Mesoblast since 2013. On February 1, 2022, he was appointed as an executive director of Mesoblast and payments of director fees ceased at that time. Share-based payments reported as part of Eric’s director fees above relate to options granted during his appointment as a non-executive director.

Terms and conditions of option grants and equity holdings
Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2024 and June 30, 2023 are provided in the tables below.
Table 10 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2024
Silviu Itescu(5)	3,693,070	38%	767,005	—	—
Eric Rose(5)	1,960,765	31%	451,305	—	—
Jane Bell(6)	326,729	60%	85,178	—	—
William Burns(6)	409,651	47%	106,796	—	—
Philip Facchina(6)	290,432	52%	75,716	—	—
Philip Krause(7)(8)	985,000	45%	256,790	—	—
Michael Spooner	—	—	—	—	—
Joseph Swedish(6)	827,077	51%	215,619	—	—
For the year ended June 30, 2023
Silviu Itescu(9)	2,325,000	32%	1,422,203	—	—
Eric Rose(9)	2,150,000	38%	1,315,155	—	—
Jane Bell(10)	200,000	32%	128,780	—	—
William Burns	—	2%	—	—	—
Philip Facchina	—	—	—	—	—
Philip Krause(11)	200,000	33%	120,120	—	—
Michael Spooner	—	—	—	—	—
Joseph Swedish	—	—	—	—	—
Shawn Tomasello	—	—	—	—	—
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
(5)These grants were approved by the Board on October 12, 2023 and October 16, 2023, respectively, and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(8)The board approved a grant of 540,000 options for Philip Krause on March 11, 2024, this grant is subject to shareholder approval at the upcoming AGM.
(9)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.

(10)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2024 and 2023.
Reconciliation of Options held by KMP
The table below shows a reconciliation of options over ordinary shares of Mesoblast Limited held by each KMP from the beginning to the end of FY24.
Table 11 – Reconciliation of options held by each KMP during FY24.

		Balance at July 1, 2023		Granted as compensation during FY24	Vested during FY24		Exercised during FY24		Forfeited / Lapsed during FY24		Balance at June 30, 2024
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	28-Nov-23(1)	—	—	2,420,000	—	—	—	—	—	—	—	2,420,000
Silviu Itescu	28-Nov-23(2)	—	—	1,273,070	424,357	33	—	—	—	—	424,357	848,713
Silviu Itescu	23-Nov-22(3)	—	2,325,000	—	—	—	—	—	—	—	—	2,325,000
Silviu Itescu	29-Nov-21(4)	—	1,550,000	—	620,000	40	—	—	—	—	620,000	930,000
Silviu Itescu	24-Nov-20(5)	720,000	480,000	—	—	—	—	—	—	—	720,000	480,000
Silviu Itescu	27-Nov-19(6)	1,212,001	673,333	—	—	—	—	—	—	—	1,212,001	673,333
Eric Rose	28-Nov-23(1)	—	—	740,000	—	—	—	—	—	—	—	740,000
Eric Rose	28-Nov-23(2)	—	—	1,220,765	406,922	33	—	—	—	—	406,922	813,843
Eric Rose	23-Nov-22(3)	—	1,250,000	—	416,667	33	—	—	—	—	416,667	833,333
Eric Rose	23-Nov-22(3)	—	900,000	—	—	—	—	—	—	—	—	900,000
Eric Rose	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
Eric Rose	27-Nov-19	100,000	—	—	—	—	—	—	—	—	100,000	—
Jane Bell	28-Nov-23(2)	—	—	326,729	108,910	33	—	—	—	—	108,910	217,819
Jane Bell	23-Nov-22(7)	—	200,000	—	66,667	33	—	—	—	—	66,667	133,333
William Burns	28-Nov-23(2)	—	—	409,651	136,551	33	—	—	—	—	136,551	273,100
William Burns	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
William Burns	27-Nov-19	100,000	—	—	—	—	—	—	—	—	100,000	—
Philip Facchina	28-Nov-23(2)	—	—	290,432	96,811	33	—	—	—	—	96,811	193,621
Philip Facchina	29-Nov-21(8)	133,334	66,666	—	66,666	33	—	—	—	—	200,000	—
Philip Krause(11)	28-Nov-23(9)	—	—	985,000	—	—	—	—	—	—	—	985,000
Philip Krause	23-Nov-22(10)	66,667	133,333	—	66,667	33	—	—	—	—	133,334	66,666
Michael Spooner(12)	30-Nov-18	100,000	—	—	—	—	—	—	—	—	100,000	—
Joseph Swedish	28-Nov-23(2)	—	—	827,077	275,693	33	—	—	—	—	275,693	551,384
Joseph Swedish	27-Nov-19	300,000	—	—	—	—	—	—	—	—	300,000	—
Joseph Swedish	30-Nov-18	200,000	—	—	—	—	—	—	—	—	200,000	—
(1)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.

(5)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(10)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(11)The board approved a grant of 540,000 options for Philip Krause on March 11, 2024, this grant is subject to shareholder approval at the upcoming AGM.
(12)On September 26, 2023, Mr. Spooner resigned as director of the Company.
Terms and conditions of share-based payment arrangements
The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:
Table 12 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
28-Nov-23(1)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 24-Oct-2024 one third - 24-Oct-2025 one third - 24-Oct-2026	23-Oct-30	0.37	0.26
28-Nov-23(2)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Oct-2024 one third - 16-Oct-2025 one third - 16-Oct-2026	15-Oct-30	0.35	0.18
28-Nov-23(3)	Silviu Itescu Eric Rose Jane Bell William Burns Philip Facchina Joseph Swedish	one third - 12-Apr-2024 one third - 12-July-2024 one third - 12-Oct-2024	11-Oct-30	0.36	0.26
23-Nov-22(4)	Philip Krause	one third - 23-May-2023 one third - 23-May-2024 one third - 23-May-2025	22-May-29	1.01	0.60
23-Nov-22(5)	Jane Bell	one third - 24-Aug-2023 one third - 24-Aug-2024 one third - 24-Aug-2025	23-Aug-29	0.85	0.64
23-Nov-22(6)	Eric Rose	one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
23-Nov-22(6)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
29-Nov-21(7)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 8-Sep-2022 one third - 8-Sep-2023 one third - 8-Sep-2024	7-Sep-28	1.77	0.42
29-Nov-21(8)	Philip Facchina	one third - 15 Apr 2022 one third - 15 Apr 2023 one third - 15 Apr 2024	14-Apr-28	2.28	1.11
24-Nov-20(9)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92
27-Nov-19(10)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(10)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17 Nov 2020 one third - 17 Nov 2021 one third - 17 Nov 2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4 Apr 2020 one third - 4 Apr 2021 one third - 4 Apr 2022	3-Apr-26	1.48	0.78
30-Nov-18	William Burns Eric Rose Michael Spooner	one third - 30 Nov 2019 one third - 30 Nov 2020 one third - 30 Nov 2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18 Jun 2019 one third - 18 Jun 2020 one third - 18 Jun 2021	17-Jun-25	1.52	0.85
(1)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.

(10)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
Table 13 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2024
Nil	—	—	—	—	—
For the year ended June 30, 2023
Nil	—	—	—	—	—
KMP Shareholdings
The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2024 financial year.
Table 14 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Acquisitions/(Disposals) during the year	Balance at the end of the year
Silviu Itescu	68,958,928	—	10,000,000	78,958,928
Eric Rose	—	—	411,620	411,620
Jane Bell	247,618	—	295,823	543,441
William Burns	85,000	—	21,250	106,250
Philip Facchina	273,225	—	(150,005)(2)	123,220
Philip Krause	100,000	—	187,500	287,500
Michael Spooner(1)	1,091,335	—	—	1,091,335
Joseph Swedish	—	—	459,420	459,420
(1)This total includes shareholdings of related parties, of this balance, Mr. Spooner has a relevant interest, as defined under the Corporations Act, of 1,069,000 ordinary shares. On September 26, 2023, Mr. Spooner resigned as director of the Company.
(2)Philip Facchina disposed 150,000 ordinary shares during FY24. An adjustment down of 5 ordinary shares was made on January 10, 2024 following the ratio change to Mesoblast's ADR program from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio).
Employment Agreements
The employment of our CEO and CMO are formalized in agreements, the key terms of which are as follows:
Table 15 – KMP Employment Agreements

Name	Term	Agreement Type	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing April 1, 2014, and continuing subject to a 12 months’ notice period.	Employment	12 months	12 months base salary
Eric Rose (CMO)	An ongoing employment agreement until notice is given by either party.	Employment	3 months	3 months base salary

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
KMP Loans or other related transactions
There were no loans or other related transactions with KMP during the financial year other than that described above.
(End of Remuneration Report)

Employee Profile
As of June 30, 2024, we had 73 (2023:83) employees globally:

Employees Gender Split by Job Level

2
3
Female
1
7
17
15
18
10
Male
Executive
Management
Professional
Para Professional

57% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.
Australia is the corporate headquarters where 30% of the employees work. This includes the CEO and a portion of the executive team. The remaining 12% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

Australian Disclosure Requirements
Options Granted as Remuneration
The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2024, to our Directors and our next 5 most highly remunerated officers.
Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	28-Nov-23(1)	0.35	2,420,000
Silviu Itescu	28-Nov-23(2)	0.36	1,273,070
Eric Rose	28-Nov-23(1)	0.35	740,000
Eric Rose	28-Nov-23(2)	0.36	1,220,765
Non-Directors
Geraldine Storton	16-Oct-23	0.35	480,000
Kenneth Borow	16-Oct-23	0.35	1,398,393
Michael Schuster	16-Oct-23	0.35	590,000
Peter Howard	16-Oct-23	0.35	660,000
Roger Brown	16-Oct-23	0.35	490,000
(1)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
KMP Interests
The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:
Table 17 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	78,958,928	10,653,404
Eric Rose	411,620	4,330,765
Jane Bell	543,441	526,729
William Burns	106,250	629,651
Philip Facchina(1)	123,220	490,432
Philip Krause(2)	287,500	1,185,000
Michael Spooner(3)	1,069,000	100,000
Joseph Swedish	459,420	1,327,077
(1)Mr Facchina also has a relevant interest in 68,306 warrants over ordinary shares.
(2)The board approved a grant of 540,000 options for Philip Krause on March 11, 2024, this grant is subject to shareholder approval at the upcoming AGM.
(3)On September 26, 2023, Mr. Spooner resigned as director of the Company.

Meeting of Directors
The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2024 and the number of meetings attended by each director were:
Table 18 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
Silviu Itescu	19	19	—	—	—	—
Eric Rose	19	19	—	—	—	—
Jane Bell	19	19	2	2	4	4
William Burns	19	19	—	—	4	4
Philip Facchina	19	17	2	2	4	4
Philip Krause	19	19	—	—	2	2
Michael Spooner	8	8	2	1	2	1
Joseph Swedish	19	18	2	1	4	4
A = Number of meetings held during the time the director held office or was a member of the committee.
B = Number of meetings attended by board/committee members
* = This includes both meetings scheduled in the board calendar as well as teleconference meetings organized on an ad-hoc basis. For the most part, each director attended every scheduled meeting in the board calendar.
Shares under option
Unissued ordinary shares of Mesoblast Limited under option at the date of this Directors’ report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
16-Sep-17	1.52	15-Sep-24	50,000
13-Oct-17	1.92	12-Oct-24	815,000
13-Oct-17	1.74	12-Oct-24	902,425
24-Nov-17	1.39	23-Nov-24	750,000
24-Nov-17	1.26	23-Nov-24	750,000
18-Jun-18	1.50	17-Jun-25	200,000
11-Jul-18	1.54	10-Jul-25	200,000
18-Jul-18	1.85	17-Jul-25	2,998,332
18-Jul-18	1.85	17-Jul-25	350,000
30-Nov-18	1.31	29-Nov-25	590,000
19-Jan-19	1.43	18-Jan-26	3,333
19-Jan-19	1.43	18-Jan-26	150,000
4-Apr-19	1.46	3-Apr-26	300,000
20-Jul-19	1.60	19-Jul-26	2,708,669
20-Jul-19	1.45	19-Jul-26	2,833,332
20-Jul-19	1.45	19-Jul-26	1,346,667
20-Jul-19	1.45	19-Jul-26	538,667
20-Jul-19	1.45	19-Jul-26	700,000
25-Nov-19	1.96	24-Nov-26	20,000
29-May-19	1.46	28-May-26	350,000
18-Nov-19	1.81	17-Nov-26	200,000
25-Nov-19	1.78	24-Nov-26	100,000

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
25-Nov-19	1.96	24-Nov-26	150,000
24-Jan-20	3.36	23-Jan-27	10,000
18-May-20	4.00	17-May-27	1,200,000
18-May-20	3.63	17-May-27	1,200,000
16-Jul-20	3.73	15-Jul-27	3,040,000
16-Jul-20	3.39	15-Jul-27	1,735,000
16-Jul-20	3.39	15-Jul-27	350,000
16-Jul-20	3.39	15-Jul-27	300,000
16-Jul-20	3.39	15-Jul-27	1,200,000
11-Sep-20	4.76	10-Sep-27	200,000
20-Nov-20	3.58	19-Nov-27	200,000
20-Nov-20	3.58	19-Nov-27	100,000
17-Feb-21	2.65	16-Feb-28	250,000
15-Apr-21	2.26	14-Apr-28	200,000
8-Sep-21	1.93	7-Sep-28	2,929,666
8-Sep-21	1.75	7-Sep-28	3,850,000
8-Sep-21	1.75	7-Sep-28	1,550,000
23-Dec-21	1.40	22-Dec-28	200,000
17-Oct-22	1.01	16-Oct-29	1,250,000
23-May-22	0.99	22-May-29	200,000
24-Aug-22	0.83	23-Aug-29	200,000
17-Oct-22	1.11	16-Oct-29	5,054,500
17-Oct-22	1.01	16-Oct-29	4,350,000
17-Oct-22	1.11	16-Oct-29	225,000
17-Oct-22	1.01	16-Oct-29	3,225,000
17-Oct-22	1.01	16-Oct-29	1,200,000
8-Aug-22	0.91	7-Aug-29	100,000
11-Dec-20	4.58	10-Dec-27	100,000
21-Nov-22	1.10	20-Nov-29	100,000
30-Mar-23	1.01	29-Mar-30	45,000
30-Mar-23	0.92	29-Mar-30	600,000
12-Oct-23	0.36	11-Oct-30	2,493,835
12-Oct-23	0.36	11-Oct-30	1,853,889
16-Oct-23	0.39	15-Oct-30	5,434,500
16-Oct-23	0.35	15-Oct-30	1,995,000
16-Oct-23	0.35	15-Oct-30	3,160,000
16-Oct-23	0.35	15-Oct-30	2,730,000
16-Oct-23	0.35	15-Oct-30	873,393
24-Oct-23	0.37	23-Oct-30	985,000
16-Oct-23	0.35	15-Oct-30	300,000
30-May-24	1.23	29-May-31	220,000
30-May-24	1.23	29-May-31	200,000
30-May-24	1.35	29-May-31	210,000
Grand Total			72,626,208
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
Auditor’s Independence Declaration
A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2024 is included in Exhibit 99.2 of this annual report on Form 20-F.
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
Directors’ Resolution
This report is made in accordance with a resolution of the directors.

/s/ Jane Bell	/s/ Silviu Itescu
Jane Bell	Silviu Itescu
Chair of Board	Chief Executive Officer
Dated: August 29, 2024

6.C    Board Practices
Our board of directors currently consists of seven members: five non-executive directors and two executive directors, being Dr, Silviu Itescu, our Chief Executive Officer and Dr. Eric Rose, our Chief Medical Officer.
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

Name	First election at AGM	Last election at AGM	End of current term
William Burns	2014	2023	2026
Eric Rose	2013	2022	2025
Michael Spooner(1)	2004	2021	N/A
Joseph Swedish	2018	2021	2024
Philip Facchina	2021	2023	2026
Philip Krause	2022	2022	2025
Jane Bell	2022	2022	2025
(1)Mr. Spooner resigned from the board on September 26, 2023.
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
•it is the intention of our board of directors that its membership consists of a majority of independent directors who satisfy the criteria for independence recommended by the ASX’s Corporate Governance Principles and Recommendations and the Rulebook of the Nasdaq Stock Market;
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
Committees
To assist our board of directors with the effective discharge of its duties, it has established a Nomination and Remuneration Committee and an Audit and Risk Committee. Each committee operates under a specific charter approved by our board of directors.
Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee for the full year ended June 30, 2024 to the date of this report unless otherwise noted are Messrs. Burns (Chair), Swedish, Spooner (resignation effective September 26, 2023), Facchina, Krause (resignation from the committee effective August 28, 2023) and Ms. Bell. The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:
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
Audit and Risk Committee. The members of our Audit and Risk Committee for the full year ended June 30, 2024 to the date of this report unless otherwise noted are Messrs. Spooner (Chair until his resignation from this committee effective September 20, 2023), Facchina (Chair from April 30, 2024), Swedish and Ms. Bell (Chair between September 20, 2023 to April 30, 2024), all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.
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
Board Diversity
The following matrix sets forth Board diversity information required by the Nasdaq’s rules for Mesoblast as a foreign private issuer.

Board Diversity Matrix as at June 30, 2024
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did not Disclose Demographic Background	2

Board Diversity Matrix as at June 30, 2023
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	—	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—
Did not Disclose Demographic Background	7
6.D    Employees
As of June 30, 2024, we had 73 employees, 42 of whom are based in the United States, 21 of whom are based in Australia, including our CEO and certain executive team members, 9 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 83 and 77 employees as of June 30, 2023 and 2022, respectively.
The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2024	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	30	—	4	7	41
Australia	7	—	1	14	22
Singapore	1	—	7	1	9
Switzerland	1	—	—	—	1
Total	39	—	12	22	73

As of June 30, 2023	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	—	5	9	49
Australia	8	—	1	15	24
Singapore	4	—	4	1	9
Switzerland	1	—	—	—	1
Total	48	—	10	25	83

As of June 30, 2022	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	32	—	4	8	44
Australia	8	—	1	15	24
Singapore	1	—	6	1	8
Switzerland	1	—	—	—	1
Total	42	—	11	24	77
We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.

See “Item 6.A Directors and Senior Management – Employee Profile”.
6.E    Share Ownership
The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 1,141,784,114 ordinary shares outstanding at August 29, 2024 by each of our directors and key management personnel.
We have determined beneficial ownership in accordance with the rules of the SEC. A person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of August 29, 2024. Ordinary shares subject to options currently exercisable or exercisable within 60 days of August 29, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	83,590,666	7.3%
Eric Rose(2)	3,433,719	*
Jane Bell(3)	1,003,504	*
William Burns(4)	735,901	*
Philip Facchina(5)	681,958	*
Philip Krause(6)	745,884	*
Michael Spooner(7)	1,169,000	*
Joseph Swedish(8)	1,786,497	*
All directors and key management personnel as a group (8 persons)	93,147,129	8.1%
_______________
*Less than 1% of the outstanding ordinary shares.
(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 4,631,738 ordinary shares subject to options of which; 1,212,001 exercisable at a price of A$1.45 per share until July 19, 2026, 720,000 exercisable at a price of A$3.39 per share until July 15, 2027, 620,000 exercisable at a price of A$1.75 per share until September 7, 2028, 1,273,070 exercisable at a price of A$0.36 per share until October 11, 2030 and 806,667 exercisable at a price of A$0.35 per share until October 15, 2030.
(2)Includes (a) 411,620 ordinary shares owned by Dr. Rose (held as American Depository Shares) and (b) 3,022,099 ordinary shares subject to options of which; 120,000 exercisable at a price of A$1.31 per share until November 29, 2025, 100,000 exercisable at a price of A$1.81 per share until November 17, 2026, 1,433,334 exercisable at a price of A$1.01 per share until October 16, 2029, 1,220,765 exercisable at a price of A$0.36 per share until October 11, 2030 and 148,000 exercisable at a price of A$0.35 per share until October 15, 2030.
(3)Includes (a) 543,441 ordinary shares owned by Ms. Bell and Mr. Geoffrey Arthur Bell as trustees for Ms. Bell's family trust, (b) 460,063 ordinary shares subject to options of which: 133,334 exercisable at a price of A$0.83 per share until August 23, 2029 and 326,729 exercisable at a price of A$0.36 per share until October 11, 2030.
(4)Includes (a) 106,250 ordinary shares owned by Mr. Burns (through a custodian) and (b) 629,651 ordinary shares subject to options of which; 120,000 exercisable at a price of A$1.31 per share until November 29, 2025, 100,000 exercisable at a price of A$1.81 per share until November 17, 2026 and 409,651 exercisable at a price of A$0.36 per share until October 11, 2030.
(5)Includes (a) 123,220 ordinary shares owned by HNP, LLC (held as American Depository Shares), (b) 68,306 warrants over ordinary shares owned by HNP, LLC and (c) 490,432 ordinary shares subject to options of which: 200,000 exercisable at a price of A$2.26 per share until April 14, 2028 and 290,432 exercisable at a price of A$0.36 per share until October 11, 2030.
(6)Includes (a) 287,500 ordinary shares owned by Mr. Krause (held as American Depository Shares) and (b) 458,384 ordinary shares subject to options of which: 133,334 exercisable at a price of A$0.99 per share until May 22, 2029 and 325,050 exercisable at a price of A$0.37 per share until October 23, 2030.
(7)Includes (a) 356,533 ordinary shares owned by Mr. Spooner, (b) 712,467 ordinary shares owned by Mr. Spooner's family trusts and (c) 100,000 ordinary shares subject to options exercisable at a price of A$1.31 per share until November 29, 2025. On September 26, 2023, Mr. Spooner resigned as director of the Company.
(8)Includes (a) 459,420 ordinary shares owned by Mr. Swedish (held as American Depository Shares) and (b) 1,327,077 ordinary shares subject to options of which; 200,000 are exercisable at a price of A$1.50 per share until June 17, 2025, 300,000 are exercisable at a price of A$1.46 per share until April 3, 2026 and 827,077 exercisable at a price of A$0.36 per share until October 11, 2030.
6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
7.A    Major Shareholders
The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 1,141,784,114 ordinary shares outstanding at August 29, 2024 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of August 16, 2024 we had approximately 38 registered shareholders (ordinary shares) with addresses in the United States. These shareholders held an aggregate of 327,584,347 of our ordinary shares, or approximately 37.43% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	83,590,666	7.3%
G to the Fourth Investments, LLC(2)	186,678,344	16.3%

(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu, (d) 1,212,001 ordinary shares subject to options exercisable at a price of A$1.45 per share until July 19, 2026, (e) 720,000 ordinary shares subject to options exercisable at a price of A$3.39 per share until July 15, 2027, and (f) 620,000 ordinary shares subject to options exercisable at a price of A$1.75 per share until September 7, 2028, (g) 806,667 ordinary shares subject to options exercisable at a price of A$0.35 per share until October 15, 2030; and (h) 1,273,070 ordinary shares subject to options exercisable at a price of A$0.36 per share until October 11, 2030.

(2)Includes (a) 61,347,527 ordinary shares owned by G to the Fourth Investments, LLC and Gregory George, (b) 5,538,970 ordinary shares owned by James George (held as American Depository Shares), (c) 6,000,000 ordinary shares owned by Grant George (held as American Depository Shares) (d) 106,961,245 ordinary shares owned by Gregory George and (e) 6,830,602 ordinary shares subject to warrants.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on notices filed with the ASX and SEC).
•M&G Investment Group reported that as of August 12, 2022 in total it held 93,150,226 ordinary shares (including 1,320,000 ADSs, each representing 5 ordinary shares), or 12.64% of the total voting power as of that date. It reported that as of May 1, 2023 it held 86,251,092 ordinary shares (including 532,981 ADSs, each representing 5 ordinary shares), or 10.60% of the total voting power as of that date. It reported that as of July 27, 2023 in total it held 76,996,783 ordinary shares, or 9.46% of the total voting power as of that date. It reported that as of August 4, 2023 in total it held 58,312,858 ordinary shares, or 7.16% of the total voting power as of that date. It reported that as of August 8, 2023 in total it held 48,079,421 ordinary shares, or 5.91% of the total voting power as of that date. It reported that as of August 9, 2023 that it had ceased to be a substantial shareholder.

•G to the Fourth Investments, LLC reported that as of May 1, 2023 it held 53,920,195 ordinary shares, or 6.62% of the total voting power as of that date. It reported that as of August 24, 2023 in total it held 66,366,800 ordinary shares, or 8.15% of the total voting power as of that date. It reported that as of March 18, 2024, it held 116,316,795 ordinary shares, or 10.23% of the total voting power as of that date. It reported that as of March 28, 2024 it held 136,435,560 ordinary shares, or 11.99% of the total voting power as of that date. It reported that as of April 5, 2024 it held 150,183,635 ordinary shares, or 13.20% of the total voting power as of that date. It reported that as of April 30, 2024 it held 166,849,364 ordinary shares, or 14.67% of the total voting power as of that date. It reported that as of July 9, 2024 it held 179,847,742 ordinary shares, or 15.81% of the total voting power as of that date.

•Dr.Itescu reported that as of December 12, 2023 he held 78,958,928 ordinary shares, or 7.8% of the total voting power as of that date.
7.B    Related Party Transactions
The Company has not entered into any related party transactions during the years ended June 30, 2024 or 2023 other than compensation and other services provided by Directors and other members of key management personnel, see “Item 6.B Compensation”.
7.C    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
8.A    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. The Australian class actions relate to the Complete Response Letter released by the FDA in September 2020 in relation to the Company's GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of the Company's ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. On August 21, 2024, the Company announced that the class action had been resolved subject to Federal Court approval. The settlement (inclusive of interest and costs) will be funded entirely by Mesoblast's insurers and includes no admission of liability.

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
8.B    Significant Changes
In July 2024, we resubmitted our Biologic License Application ("BLA") with United States Food & Drug Administration ("FDA") for approval of remestemcel-L in the treatment of children with steroid-refractory acute graft versus host disease ("SR-aGVHD") and the FDA accepted our resubmission and set a Prescription Drug User Fee Act goal date of January 7, 2025.
In August 2024, we modified the short term incentive plan providing employees with the choice to elect into receiving an option grant in lieu of cash payment of their short term incentive entitlements for the years ended June 30, 2024 and 2023, which have been deferred to BLA approval. The level of participation and the terms of the modification are yet to be determined at the date of this report.
In August 2024, we announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, has been resolved subject to Federal Court approval. The settlement (inclusive of interest and costs) will be funded entirely by Mesoblast's insurers and includes no admission of liability.
There were no other events that have arisen subsequent to June 30, 2024 and prior to the signing of this report that would likely have a material impact on the financial results presented.
Item 9.    The Offer and Listing
9.A    Offer and Listing Details
Our ordinary shares have been listed in Australia on the Australian Securities Exchange (ASX) since December 2004. Our ordinary shares have been trading under the symbol “MSB”.
American Depositary Shares (“ADSs”), each representing ten ordinary shares, are available in the US through an American Depositary Receipts (“ADR”) program.
On January 10, 2024, the ratio under Mesoblast's ADR program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). This program was established under the deposit agreement which we entered into with JP Morgan Chase Bank N.A. as depositary and our ADR holders. Our ADRs have been listed on the Nasdaq Global Select Market since November 2015 and are traded under the symbol “MESO”.
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

Election, Removal and Retirement of Directors
We may appoint or remove any director by resolution passed in a general meeting of shareholders. Additionally, our directors are elected to serve maximum three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director except the Managing Director (currently designated as our chief executive officer, Silviu Itescu) may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s last election, whichever is the longer, without submitting himself or herself for re-election. If no such director would be required to submit for re-election but the ASX Listing Rules require an election of directors to be held, the director to retire will be as agreed by the directors among themselves or, failing agreement, determined by lot.
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
In October 2019, we entered into an agreement with Lonza for commercial manufacture of remestemcel-L for pediatric SR-aGVHD. This agreement has facilitated inventory build ahead of the planned US market launch of remestemcel-L and commercial supply to meet Mesoblast’s long-term market projections. The agreement provides for Lonza to expand its Singapore cGMP facilities if required to meet long-term growth and capacity needs for the product. Additionally, it anticipates introduction of new technologies and process improvements which are expected to result in significant increases in yields and efficiencies.
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
Grünenthal is able to terminate the agreement with a specified period of notice without cause, or on shorter notice in the case of certain clinical, regulatory and commercial events. We have termination rights with respect to certain patent challenges by Grünenthal. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occurs. For more information, see “Item 18. Financial Statements - Note 23 – Revenue recognition.”
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
Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. With respect to the First JCR Field, we have received all sales milestone payments, a total of $3.0 million. Ongoing we are entitled to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, we are entitled to an approximately 50% profit share.
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
We expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with EB in October 2018, and for neonatal hypoxic ischemic encephalopathy ("HIE"), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019.
We will receive royalties on TEMCELL product sales for licensed indications, if and when such indications receive marketing approval in Japan.
We have the right to use all safety and efficacy data generated by JCR in Japan to support our development and commercialization plans for our MSC product candidate remestemcel-L in the United States and other major healthcare markets, including for GVHD, EB and HIE.
Loan Agreement with Oaktree
In November 2021, we entered into a five-year senior debt facility provided by funds associated with Oaktree. The balance of funds drawn down is $50.0 million as of June 30, 2024. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allowed us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum. The loan agreement contains certain covenants, see “Item 18. Financial Statements - Note 5(f).”
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
In January 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of initiating the pro-rata accelerated non-renounceable rights issue in December

2023, the number and exercise price for the warrants granted to Oaktree was adjusted in accordance with the terms of these warrants. The warrants issued to Oaktree in November 2021 changed from 1,769,669 ADSs at $7.26 per ADS to 884,838 ADSs at $14.36 per ADS. The warrants issued to Oaktree in December 2022 changed from 455,000 ADSs at $3.70 per ADS to 227,502 ADSs at $7.24 per ADS.
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
As part of the agreement, we received $5.9 million (€5.0 million) before withholding tax as a non-refundable upfront payment, a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date, and a further $1.2 million (€1.0 million) product regulatory milestone payment in the year ended June 30, 2022. We are entitled to further payments up to €9.0 million when Takeda reaches certain product regulatory milestones. Additionally, we receive single digit royalties on net sales of Alofisel®.
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
Regulation of acquisition by foreign entities
Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (or their delegate). These limitations are set forth in the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) and its associated legislative instruments. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeovers provisions of the Corporations Act 2001 (Cth) (Corporations Act) by any person whether foreign or otherwise.
Under the FATA, as currently in effect, any foreign person, together with associates (including parties acting in concert) is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$330.0 million or more (or A$1,427.0 million or more for investors from certain Foreign Trade Agreement countries including the U.S.). A smaller interest threshold of 10% applies to foreign government investors, and no asset threshold applies to this class of investors. Different rules apply to national security sectors (including critical infrastructure, critical goods, services or technology for a military use, and businesses that have access to security classified information and/or information that could compromise Australia's national security) sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the FATA and includes in relation to any person:
•any relative of the person;
•any person with whom the person is acting or proposes to act in concert in relation to an action to which the FATA applies;
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
•any corporation in which the person holds a ‘substantial interest’ (generally, 20% or more) or any person holding a substantial interest in the person if a corporation;
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
Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding and pay the relevant application fees. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period if more time is required to complete the assessment, including by up to a further 90 days by publishing an interim order. The Australian Foreign Investment Review Board (FIRB), an Australian advisory board to the Australian Treasurer, has provided a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides, among other things, that the Treasurer will prohibit a proposed transaction if it is contrary to Australia's national interest (or national security).
If the necessary approvals are not obtained, the Australian Treasurer is empowered to make a number of adverse orders, including an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Civil and criminal penalties also apply for breaches of the FATA including imprisonment for up to 10 years and fines of up to 150,000 penalty units.
As a public company with its primary listing on the Australian Securities Exchange (ASX), Mesoblast will be considered a foreign person under the FATA where:
•a single foreign person (including an individual not ordinarily resident in Australia, a foreign corporation, or a foreign government) holds a substantial interest; or
•multiple foreign persons hold together, in aggregate, 40% or more of the total issued shares after discounting any person holding an interest (alone or with its associates) that is not a 'substantial holding' within the meaning of the Corporations Act.
In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business having total assets of, or that is valued at, A$330.0 million or more; or (ii) any interest in Australian land; or (iii) any ‘direct interest’ in any agribusiness or national security business. Different thresholds will apply to the extent that we are considered to be a foreign government investor due to our ownership.
The percentage of foreign ownership in our company may also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the FATA will not affect our current or future ownership or lease of property in Australia.
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
We do not believe that we were a PFIC for the taxable year ending June 30, 2024. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. If we are a PFIC for any taxable year, upon request, we intend to provide U.S. holders with the information necessary to make and maintain a “Qualified Electing Fund” election, as described below.
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
Certain U.S. holders may be required to report (on IRS Form 8938) information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution.” Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent that the dividends are not foreign (i.e. non-Australian) sourced, are not declared to be “conduit foreign income” (“CFI”), and are unfranked. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement ("DTA") and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of tax Australian tax to be withheld on unfranked dividends paid by Mesoblast Limited (the “Company”) (which are not declared to CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.
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
A Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian CGT on the sale of that interest if more than 50% of the Company’s assets by market value (held directly or indirectly and determined by reference to market value), consists of interests in Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian property” (“TAP”)). The Australian Government has announced changes to the TAP rules which are expected to take effect from 1 July 2025 and expand the definition, but legislation has not yet been introduced in this regard.
Relief from Australian CGT is unlikely to be provided by the Australian-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for individuals effective from 1 July 2024 (previously this was 32.5%). Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.
The 50% CGT discount is not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount.
Broadly, where there is a disposal of TAP, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the TAP is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. The Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return. The Government has announced amendments with effect from 1 January 2025 which will increase the withholding rate from 12.5% to 15.0% and remove the current A$750,000 threshold. The amendments will require non-Australian residents disposing of shares and other interests exceeding A$20 million in value to notify the ATO prior to the transaction being executed.

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
Foreign Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30.0% for individuals effective from 1 July 2024 (previously 32.5%). Relief from Australian income tax may be available to such Foreign Shareholders under the Australia-U.S. DTA.
The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of TAP (increasing to 15% from 1 January 2025) equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.
Australian Death Duty
Australia does not have estate or death duties. As a general rule, no CGT liability is realized upon the inheritance of a deceased person’s ordinary shares. The disposal of inherited ordinary shares by beneficiaries may, however, give rise to a CGT liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).
Stamp Duty
Generally, no Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, agreement to transfer, transfer, surrender of, or other dealing in, the ADSs or the ordinary shares in the Company, provided that at the time of such dealing, all of the issued shares in the Company are quoted on the ASX and the dealing does not result in a person or entity acquiring or commencing to hold or otherwise being beneficially entitled to (on an associate inclusive basis) 90% or more of the total issued shares in the Company.
GST
The supply of ADSs and/or ordinary shares in the Company will not be subject to Australian GST. Similarly, any distributions or dividends will not be subject to Australian GST.
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
•Cancellation of ADSs for the purpose of withdrawal of deposited securities

$0.05 (or less) per ADS	•Cash distribution to ADS holders
$0.005 per ADS per calendar year	•Administrative services performed by the depositary
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2024.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2024. Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein, see “Item 18. Financial Statements.”
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
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board of Directors of Mesoblast Ltd has determined that the following directors each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the SEC.
•Philip Facchina (Audit and Risk Committee Chair, from May 1, 2024);

•Jane Bell (Audit and Risk Committee Chair, from September 20, 2023 to April 30, 2024) and;
•Michael Spooner (Audit and Risk Committee Chair until September 20, 2023, resigned from the Board effective September 26, 2023)
The Board of Directors has also determined that Joseph Swedish, member of the Audit and Risk Committee, has sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities. All members of the Audit and Risk Committee are “independent” according to the listing standards of the Nasdaq Global Select Market.
Item 16B.    Code of Ethics
Our Code of Business Conduct and Ethics covers conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle blowing, security trading and commitments to stakeholders. In summary, the Code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies. This document is accessible on our internet website at: http://www.mesoblast.com/company/corporate-governance/code-of-conduct-and-values.
Item 16C.    Principal Accountant Fees and Services
Pre-Approval of Audit and Non-Audit Services
The Audit and Risk Committee’s pre-approval is required for all services provided by PwC. These services may include audit services, audit-related services, tax services and permissible non-audit services, and are subject to a specific budget. The Audit and Risk Committee uses a combination of two approaches – general pre-approval and specific pre-approval – in considering whether particular services or categories of services are consistent with the SEC’s rules on auditor independence. Under general pre-approval proposed services may be pre-approved without consideration of specific case-by-case services.
Audit and Non-Audit Services Fees
See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Committee during the years ended June 30, 2024 and 2023.
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
The Nasdaq Stock Market Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our home country practice, rather than complying with this rule. Consistent with Australian law, our constitution does not require a quorum of at least 33 1/3% of the issued voting shares of Mesoblast for any general meeting of its shareholders. Our constitution provides that a quorum for a general meeting of our shareholders constitutes two shareholders present in person, by proxy, by attorney, or, where the shareholders is a body corporate, by representative. This provision and our practice of holding meetings with this quorum are not prohibited by the ASX Listing Rules or any other Australian law.
In addition, we may follow home country practice instead of Nasdaq Rule 5635(d), which requires a company to obtain shareholder approval for an issuance of securities (other than a public offering) that equals of 20% or more of the outstanding voting power in the company before such issuance. This Nasdaq rule is inconsistent with an ASX Listing Rule that provides a company cannot issue a number of securities over any rolling 12-month period exceeding 15% of the outstanding capital of the company without approval of shareholders but subject to certain exceptions such as pro-rata offers of securities to all shareholders.
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
Item 16K. Cybersecurity
The Company’s cybersecurity strategy is designed to provide a comprehensive approach to securing cybersecurity risks across our technology stack, governance framework, and human elements for our operations globally. Cybersecurity risk management is a critical component of our broader risk management strategy. Our cybersecurity program is built on industry best practices and is designed to proactively identify, assess, and mitigate cybersecurity risks, including threats associated with the use of all third-party service providers. Our cybersecurity risk assessment framework categorizes risks based on their potential impact and severity, and the Company implements targeted risk treatment plans to ensure robust protection and resilience.
The interim Chief Financial Officer and Head of Regulatory Affairs & Quality Management are the members of our executive management team who oversee the prevention, detection, mitigation, and remediation of cybersecurity incidents. Both these executives have extensive experience in risk management and compliance generally, and have been overseeing cybersecurity and IT management at the Company for over three years. They are supported by the Company’s IT systems administrator and an external managed IT and cybersecurity service provider. The service provider has been engaged by the Company for over ten years, to provide strategic IT advice and manage the Company's IT systems and infrastructure. The service provider, who has over 20 years of experience in securing IT in health and life sciences organizations, manages cybersecurity risks through a number of measures including the development and implementation of cybersecurity policies and procedures, training and penetration testing and systems monitoring. Our executive management team members regularly collaborate and receive reports from our managed IT and cybersecurity service provider, enabling ongoing assessment and monitoring of the Company’s cyber risk profile and initiatives.
Our Board of Directors entrusts its Audit & Risk Committee with overseeing Mesoblast’s cybersecurity risk management, including ensuring that management has established processes to evaluate and manage cybersecurity risks. Our executive management team members together with our managed IT and cybersecurity service provider update the Audit and Risk Committee on the Company’s cybersecurity initiatives, significant risks and mitigation work being undertaken.
In the fiscal year 2024, we did not identify any cybersecurity threats that have materially impacted or are likely to materially impact our business strategy, operational results, or financial condition. However, despite our proactive measures, we cannot entirely eliminate cybersecurity risks or guarantee that no undetected incidents have occurred.
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the consolidated financial statements, the Company had net cash outflows from operating activities and is dependent upon obtaining additional funding from one or more sources to meet the Company’s projected expenditure consistent with its business strategy, and has stated that these events or conditions result in material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment assessment of in-process research and development intangible assets and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s consolidated in-process research and development (“IPRD”) intangible assets balance and consolidated goodwill balance were $427.8 million and $134.5 million as of June 30, 2024, respectively. Management tests the IPRD intangible assets and goodwill balances for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. The recoverability of the carrying values of IPRD intangible assets and goodwill are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgments and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of IPRD intangible assets and goodwill is a critical audit matter are there were significant judgments made by management in estimating the recoverable amount of the Company’s IPRD intangible assets and goodwill. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates applied. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s IPRD intangible assets and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates applied. Evaluating the significant assumptions relating to the estimates of the recoverable amount of IPRD intangible assets and goodwill involved evaluating whether the significant assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) other comparable estimates of the Company’s valuation released by securities analysts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the Company’s discount rate assumptions.

Fair value measurement of contingent consideration

As described in Note 5(g) to the consolidated financial statements, the Company had a balance of $26.9 as of June 30, 2024 for contingent consideration, which management determined using an internal valuation with a discounted cash flow model requiring the use of inputs classified as level 3 in the fair value hierarchy. Significant assumptions used by management to value contingent consideration included probabilities of success and probability of payment.

The principal considerations for our determination that performing procedures relating to the fair value measurement of contingent consideration is a critical audit matter are there were significant judgments made by management in estimating the fair value of contingent consideration. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including probabilities of success and probability of payment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for valuing contingent consideration, including controls over significant assumptions. These procedures also included, among others, testing the Company’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow model used to estimate the value of contingent consideration; (ii) testing the completeness, accuracy and relevance of the underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management, including probabilities of success and probability of payment. Evaluating the significant assumptions relating to the estimate of the fair value measurement of contingent consideration involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the outcome of clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) evidence obtained from our procedures over the impairment assessment of IPRD intangible assets.

/s/ PricewaterhouseCoopers
Melbourne, Australia
August 29, 2024

We have served as the Company’s auditor since 2008.

Mesoblast Limited
Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2024	2023	2022
Revenue	3	5,902	7,501	10,211
Research & development		(25,353)	(27,189)	(32,815)
Manufacturing commercialization		(15,717)	(27,733)	(30,757)
Management and administration		(23,626)	(25,374)	(27,210)
Fair value remeasurement of contingent consideration	3	(9,693)	8,771	913
Fair value remeasurement of warrant liability	3	779	(2,205)	5,896
Other operating income and expenses	3	2,570	4,250	(536)
Finance costs	3	(23,009)	(20,122)	(17,288)
Loss before income tax	3	(88,147)	(82,101)	(91,586)
Income tax benefit/(expense)	4	191	212	239
Loss attributable to the owners of Mesoblast Limited		(87,956)	(81,889)	(91,347)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share	19	(8.91)	(10.53)	(13.38)
Diluted - losses per share	19	(8.91)	(10.53)	(13.38)
The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2024	2023	2022
Loss for the period		(87,956)	(81,889)	(91,347)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	51	(573)	91
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	(743)	(1)	(322)
Other comprehensive (loss)/income for the period, net of tax		(692)	(574)	(231)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(88,648)	(82,463)	(91,578)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of July 1, 2021		1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397
Loss for the period		—	—	—	—	—	(91,347)	(91,347)
Other comprehensive income/(loss)		—	—	(322)	91	—	—	(231)
Total comprehensive income/(loss) for the period		—	—	(322)	91	—	(91,347)	(91,578)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		1,928	—	—	—	—	—	1,928
		1,928	—	—	—	—	—	1,928
Tax credited / (debited) to equity		—	(239)	—	—	—	—	(239)
Transfer of exercised options		228	(228)	—	—	—	—	—
Fair value of share-based payments	17	—	5,536	—	—	—	—	5,536
		228	5,069	—	—	—	—	5,297
Balance as of June 30, 2022	7(a)	1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044

Balance as of July 1, 2022		1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044
Loss for the period		—	—	—	—	—	(81,889)	(81,889)
Other comprehensive (loss)/income		—	—	(1)	(573)	—	—	(574)
Total comprehensive (loss)/income for the period		—	—	(1)	(573)	—	(81,889)	(82,463)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		83,814	—	—	—	—	—	83,814
		83,814	—	—	—	—	—	83,814
Tax credited / (debited) to equity		—	(212)	—	—	—	—	(212)
Fair value of share-based payments	17	—	3,655	—	—	—	—	3,655
		—	3,443	—	—	—	—	3,443
Balance as of June 30, 2023	7(a)	1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838

Balance as of July 1, 2023		1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838
Loss for the period		—	—	—	—	—	(87,956)	(87,956)
Other comprehensive (loss)/income		—	—	(743)	51	—	—	(692)
Total comprehensive (loss)/income for the period		—	—	(743)	51	—	(87,956)	(88,648)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,486	—	—	—	—	—	60,486
Contributions of equity for unissued ordinary shares, net of transaction costs		1,000	—	—	—	—	—	1,000
		61,486	—	—	—	—	—	61,486
Tax credited / (debited) to equity		—	(191)	—	—	—	—	(191)
Transfer of exercised options		204	(204)	—	—	—	—	—
Fair value of share-based payments	17	—	5,870	—	—	—	—	5,870
		204	5,475	—	—	—	—	5,679
Balance as of June 30, 2024	7(a)	1,310,813	106,842	(1,286)	(40,222)	12,969	(908,761)	480,355
The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2024	2023
Assets
Current Assets
Cash & cash equivalents	5(a)	62,960	71,318
Trade & other receivables	5(b)	20,952	6,998
Prepayments	5(b)	2,551	3,342
Total Current Assets		86,463	81,658

Non-Current Assets
Property, plant and equipment	6(a)	1,106	1,357
Right-of-use assets	6(b)	2,732	5,134
Financial assets at fair value through other comprehensive income	5(c)	1,014	1,757
Other non-current assets	5(d)	2,102	2,326
Intangible assets	6(c)	575,736	577,183
Total Non-Current Assets		582,690	587,757
Total Assets		669,153	669,415

Liabilities
Current Liabilities
Trade and other payables	5(e)	7,070	20,145
Provisions	6(d)	45,038	6,399
Borrowings	5(f)	13,862	5,952
Lease liabilities	6(b)	2,626	4,060
Warrant liability	5(f)	4,647	5,426
Total Current Liabilities		73,243	41,982

Non-Current Liabilities
Provisions	6(d)	10,620	16,612
Borrowings	5(f)	100,483	102,811
Lease liabilities	6(b)	1,952	3,672
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		115,555	125,595
Total Liabilities		188,798	167,577
Net Assets		480,355	501,838

Equity
Issued Capital	7(a)	1,310,813	1,249,123
Reserves	7(b)	78,303	73,520
Accumulated losses		(908,761)	(820,805)
Total Equity		480,355	501,838
The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2024	2023	2022
Cash flows from operating activities
Commercialization revenue received		6,776	7,480	9,980
Government grants and tax incentives and credits received		3,819	1,118	24
Payments to suppliers and employees (inclusive of goods and services tax)		(60,835)	(72,683)	(75,769)
Interest received		1,778	796	7
Income taxes received /(paid)		4	20	(24)
Net cash (outflows) in operating activities	8(b)	(48,458)	(63,269)	(65,782)

Cash flows from investing activities
Investment in fixed assets		(271)	(264)	(157)
Receipts from investment in sublease		234	120	—
Payments for licenses		(60)	(50)	(75)
Net cash (outflows) in investing activities		(97)	(194)	(232)

Cash flows from financing activities
Proceeds from borrowings		—	—	51,919
Repayment of borrowings		(10,000)	—	(55,458)
Payment of transaction costs from borrowings		(1,559)	(574)	(5,527)
Interest and other costs of finance paid		(5,717)	(6,014)	(6,084)
Proceeds from issue of shares		65,406	88,635	209
Proceeds from issue of warrants		—	—	8,081
Payments for share issue costs		(4,356)	(4,889)	(222)
Payments for lease liabilities		(3,522)	(2,656)	(2,788)
Net cash inflows/(outflows) by financing activities		40,252	74,502	(9,870)

Net increase/(decrease) in cash and cash equivalents		(8,303)	11,039	(75,884)
Cash and cash equivalents at beginning of period		71,318	60,447	136,881
FX (loss)/gain on the translation of foreign bank accounts		(55)	(168)	(550)
Cash and cash equivalents at end of period	8(a)	62,960	71,318	60,447
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
The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 29, 2024. The directors have the power to amend and reissue the financial statements.
(i)    Going concern
As of June 30, 2024, the Group held total cash reserves of $63.0 million. During the year ended June 30, 2024, the Group executed on reprioritization of projects and operational streamlining activities and as a result has reduced net cash usage for operating activities, which was $48.5 million for the year ended June 30, 2024, a reduction of 23% compared to the prior period.
As the Group prepares for a potential first product approval by the United States Food and Drug Administration ("FDA"), and in line with its commercial launch plans, additional inflows from capital markets, strategic partnerships, product specific financing or royalty monetization will be required to meet the Group's projected expenditure consistent with the Group's business strategy over at least the next 12 months. As a result of these matters, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and, therefore, that the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
(ii)    Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income and financial assets and liabilities (including derivative instruments) at fair value through profit or loss and investment property.
(iii)    New and amended standards adopted by the Group
There were no new or amended standards adopted by the Group in the year ended June 30, 2024 that materially impacted the Group. These financial statements follow the same accounting policies as compared to the June 30, 2023 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.
(iv)    New accounting standards and interpretations not yet adopted by the Group
In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of

Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2024 reporting period that are expected to materially impact the Group.
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
(vi)    Impact of after effects of COVID-19, geopolitical or economic instability and climate events
Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the after effects of the COVID-19 pandemic, geopolitical and/or economic instability or the impact of climate events could have on the Group’s significant accounting estimates. The Group does not expect these areas to have a material impact on the Group's significant accounting estimates.
2. Significant changes in the current reporting period
(i)    Significant events
The financial position and performance of the Group was affected by the following events during the year ended June 30, 2024:
•In August 2023, the FDA provided a complete response letter ("CRL") to the Group's Biologics License Application ("BLA") resubmission for remestemcel-L for the treatment of pediatric steroid-refractory acute graft versus host disease ("SR-aGVHD") and required more data to support marketing approval, including potency assay or clinical data. In March 2024, the FDA informed the Group that, following additional consideration, the available clinical data from the Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed BLA for remestemcel-L for the treatment of pediatric patients with SR-aGVHD. In July 2024, as discussed in Note 15, the Group resubmitted its BLA for approval of remestemcel-L for the treatment of pediatric patients with SR-aGVHD, addressing remaining items in the August 2023 CRL. In July 2024, the FDA accepted the Group's BLA resubmission and set a Prescription Drug User Fee Act ("PDUFA") goal date of January 7, 2025. Assumptions associated with SR-aGVHD are included within the impairment assessment of Osiris mesenchymal stem cell ("MSC") products within in-process research and development, contingent consideration, pre-launch inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast net operating cash usage. The outcome from the FDA decision on the Group's BLA resubmission could lead to a change in the assumptions used within these areas.
•In March 2024, the Group completed a pro-rata accelerated non-renounceable entitlement offer together with an institutional placement of new fully paid ordinary shares in Mesoblast Limited to existing eligible shareholders that was launched in December 2023, raising A$97.0 million at an issue price of A$0.30 per share. Proceeds of $39.7 million (A$60.3 million) and $24.7 million (A$36.7 million) were received and recognized in cash and cash equivalents in December 2023 and March 2024, respectively.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2024	2023	2022
Revenue
Commercialization revenue		5,902	7,501	9,039
Milestone revenue		—	—	1,172
Total Revenue		5,902	7,501	10,211

Clinical trial and research & development		(3,963)	(8,771)	(10,483)
Manufacturing production & development		(13,252)	(25,468)	(28,884)

Employee benefits
Salaries and employee benefits		(20,415)	(17,197)	(18,997)
Defined contribution superannuation expenses		(369)	(384)	(402)
Equity settled share-based payment transactions(1)		(5,870)	(3,655)	(5,536)
Total Employee benefits		(26,654)	(21,236)	(24,935)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(410)	(953)	(1,144)
Right of use asset depreciation		(2,771)	(1,661)	(1,717)
Intellectual property amortization		(1,485)	(1,493)	(1,519)
Total Depreciation and amortization of non-current assets		(4,666)	(4,107)	(4,380)

Other Management & administration expenses
Overheads & administration		(8,584)	(10,104)	(10,157)
Consultancy		(2,458)	(3,922)	(3,751)
Legal, patent and other professional fees		(2,342)	(3,695)	(5,571)
Intellectual property expenses (excluding the amount amortized above)		(2,777)	(2,993)	(2,621)
Total Other Management & administration expenses		(16,161)	(20,714)	(22,100)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(g)(iii)	(9,693)	8,771	913
Total Fair value remeasurement of contingent consideration		(9,693)	8,771	913

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(g)(vi)	779	(2,205)	5,896
Total Fair value remeasurement of warrant liability		779	(2,205)	5,896

Other operating income and expenses
Research and development tax incentive income(2)		859	3,506	—
Interest income		1,824	831	3
Foreign exchange (losses)/gains		(76)	(163)	(536)
Derecognition of right-of-use asset		—	76	—
Foreign withholding tax paid		(37)	—	(3)
Total Other operating income and expenses		2,570	4,250	(536)

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2024	2023	2022
Finance (costs)/gains
Remeasurement of borrowing arrangements		(2,351)	(678)	(382)
Interest expense		(20,658)	(19,444)	(16,906)
Total Finance costs		(23,009)	(20,122)	(17,288)

Total loss before income tax		(88,147)	(82,101)	(91,586)
(1)Share-based payment transactions
For the years ended June 30, 2024, 2023 and 2022, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022
Research and development	2,797,830	1,669,514	3,547,182
Manufacturing and commercialization	176,907	(1,136)	378,096
Management and administration	2,895,431	1,986,968	1,610,567
Equity settled share-based payment transactions	5,870,168	3,655,346	5,535,845
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
The Group recorded $0.9 million, $3.5 million and $Nil in research and development tax incentive income for the years ended June 30, 2024, 2023 and 2022, respectively. Within the $3.5 million recognized in the year ended June 30, 2023, $1.2 million pertained to the year ended June 30, 2023, $1.1 million pertained to the year ended June 30, 2022 and $1.2 million pertained to the year ended June 30, 2021. Management concluded it's assessment of qualifying activities during the year ended June 30, 2023 and recognized the relevant income for the years ended June 30, 2023, 2022 and 2021. No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if the Group's research and development activities were eligible under the incentive scheme.

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2024	2023	2022
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(88,147)	(82,101)	(91,586)
	Tax benefit at the Australian tax rate of 30% (2023: 30%, 2022: 30%)	(26,444)	(24,630)	(27,476)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,752	1,089	1,588
	Research and development tax concessions	324	(730)	(869)
	Foreign exchange translation (losses)/gains	(103)	501	159
	Contingent consideration	2,908	(2,631)	(274)
	Other sundry items	(231)	695	(2,036)
	Subtotal	(21,794)	(25,706)	(28,908)
	Adjustments for current tax of prior periods	198	274	(923)
	Differences in overseas tax rates	6,051	8,537	8,407
	Tax benefit not recognized	15,354	16,683	21,185
	Change in tax rate on Deferred tax assets(1)	—	—	(8,326)
	Change in tax rate on Deferred tax liability(1)	—	—	8,326
	Income tax benefit attributable to loss before income tax	(191)	(212)	(239)

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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2024	2023	2022
(b)	Income tax (benefit)/expense
	Current tax
	Current tax	—	—	—
	Total current tax (benefit)/expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	56	38	(8,317)
	(Decrease)/increase in deferred tax liabilities	(247)	(250)	8,078
	Total deferred tax (benefit)/expense	(191)	(212)	(239)
	Income tax (benefit)/expense	(191)	(212)	(239)
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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2024	2023	2022
(c)	Amounts that would be recognized directly in equity if brought to account
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but which would have been directly applied to equity had it been brought to account:
	Current tax recorded in equity (if brought to account)	(1,329)	(1,716)	(142)
	Deferred tax recorded in equity (if brought to account)	1,029	839	715
		(300)	(877)	573

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2024	2023	2022
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	191	212	239
		191	212	239

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2024	2023	2022
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	140,129	125,728	111,283
	Other temporary differences
	Potential tax benefit at local tax rates	14,204	12,318	11,046
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		157,553	141,266	125,549
The Group has not brought to account $620.6 million (2023: $553.0 million, 2022: $477.8 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2024 $620.6 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.5 million recognized as deferred tax asset expire within a range of 9 to 14 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.
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
•accounting policies; and
•information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.
The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2024
Cash & cash equivalents	5(a)	—	—	62,960	62,960
Trade & other receivables	5(b)	—	—	20,952	20,952
Financial assets at fair value through other comprehensive income	5(c)	1,014	—	—	1,014
Other non-current assets	5(d)	—	—	2,102	2,102
		1,014	—	86,014	87,028
As of June 30, 2023
Cash & cash equivalents	5(a)	—	—	71,318	71,318
Trade & other receivables	5(b)	—	—	6,998	6,998
Financial assets at fair value through other comprehensive income	5(c)	1,757	—	—	1,757
Other non-current assets	5(d)	—	—	2,326	2,326
		1,757	—	80,642	82,399
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2024
Trade and other payables	5(e)	—	—	7,070	7,070
Borrowings	5(f)	—	—	114,345	114,345
Contingent consideration	5(g)(iii)	—	26,892	—	26,892
Warrant liability	5(g)(vi)	—	4,647	—	4,647
		—	31,539	121,415	152,954
As of June 30, 2023
Trade and other payables	5(e)	—	—	20,145	20,145
Borrowings	5(f)	—	—	108,763	108,763
Contingent consideration	5(g)(iii)	—	17,199	—	17,199
Warrant liability	5(g)(vi)	—	5,426	—	5,426
		—	22,625	128,908	151,533
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.
a.    Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Cash at bank	62,563	70,920
Deposits at call(1)	397	398
	62,960	71,318

(1)	As of June 30, 2024 and June 30, 2023, interest-bearing deposits at call include amounts of $0.4 million and $0.4 million, respectively, held as security and restricted for use.
(i)    Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.
b.    Trade and other receivables and prepayments
(i)    Trade and other receivables

		As of June 30,
(in U.S. dollars, in thousands)	Note	2024	2023
Trade receivables		1,403	2,276
Tax incentives recoverable		854	2,363
Foreign withholding tax recoverable		471	471
U.S. Tax credits		—	1,473
Net investment in sublease		224	195
Interest receivables		23	18
Other recoverable taxes (Goods and services tax and value-added tax)		423	202
Insurance Asset	22	17,554	—
Trade and other receivables		20,952	6,998
(ii)    Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Clinical trial research and development expenditure	391	950
Prepaid insurance and subscriptions	1,775	2,025
Other	385	367
Prepayments	2,551	3,342
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

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Unlisted securities:
Equity securities	1,014	1,757
	1,014	1,757
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
(iii)    Amounts recognized in other comprehensive income
For the years ended June 30, 2024, 2023 and 2022, the Group recognized in statement of comprehensive income a loss of $0.7 million, a $Nil gain/loss and a loss of $0.3 million respectively, for change in fair value of the financial assets through other comprehensive income.
(iv)    Fair value, impairment and risk exposure
Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.
All financial assets at fair value through other comprehensive income are denominated in US$.

d.    Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Bank guarantee	481	481
Net investment in sublease	190	414
Letter of credit	1,179	1,179
Security deposit	252	252
	2,102	2,326
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
e.    Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Trade payables and other payables	7,070	20,145
Trade and other payables	7,070	20,145
The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.    Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Borrowings
Secured liabilities:
Borrowing arrangements	81,919	81,919
Less: transaction costs	(9,833)	(8,740)
Amortization of carrying amount, net of payments made	42,259	35,584
	114,345	108,763

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Borrowings
Current
Borrowings - NovaQuest	1,869	336
Borrowings - Oaktree	11,993	5,616
	13,862	5,952
Non-current
Borrowings - NovaQuest	64,562	55,739
Borrowings - Oaktree	35,921	47,072
	100,483	102,811
	114,345	108,763
(i)    Borrowing arrangements
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The balance of funds drawn down is $50.0 million as of June 30, 2024. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum.
On November 19, 2021, Oaktree were granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the initial draw down of funds from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.
On January 10, 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of initiating the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants was adjusted in accordance with the terms of these warrants. The warrants issued in November 2021 changed from 1,769,669 ADSs at $7.26 per ADS to 884,838 ADSs at $14.36 per ADS. The warrants issued in December 2022 changed from 455,000 ADSs at $3.70 per ADS to 227,502 ADSs at $7.24 per ADS.

In the years ended June 30, 2024, 2023 and 2022, respectively, the Group recognized losses of $2.3 million, $1.6 million and a minimal gain in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our facility. Within the $1.6 million loss recognized in the year ended June 30, 2023, $1.0 million related to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million related to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
NovaQuest Capital Management, L.L.C.
On June 29, 2018, the Group entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022.
All interest and principal payments (i.e. the amortization period) are deferred until the earlier of loan maturity or from after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("remestemcel-L for pediatric SR-aGVHD"). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge.
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
In the years ended June 30, 2024, 2023 and 2022, respectively, the Group recognized a loss of $0.1 million and gains of $0.9 million and $0.5 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
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
(ii)    Compliance with loan covenants
Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group has an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Oaktree where the Group is currently obliged to maintain a minimum unrestricted cash balance of $25.0 million.
The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the year ended June 30, 2024 and during the year ended June 30, 2023.
(iii)    Net debt reconciliation

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Cash and cash equivalents	62,960	71,318
Borrowings	(114,345)	(108,763)
Lease liabilities	(4,578)	(7,732)
Warrant liability	(4,647)	(5,426)
Net Debt(1)	(60,610)	(50,603)

Cash and cash equivalents	62,960	71,318
Gross debt - fixed interest rates	(118,923)	(116,495)
Gross debt - variable interest rates	—	—
Warrant liability	(4,647)	(5,426)
Net Debt(1)	(60,610)	(50,603)
(1)Net debt amount includes leases and borrowing arrangements

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2023	(108,763)	(7,732)	(5,426)	(121,921)	71,318	(50,603)
Cash Flows(1)	16,921	3,877	—	20,798	(8,303)	12,495
Remeasurement adjustments	(2,351)	—	779	(1,572)	—	(1,572)
Other Changes(2)	(20,152)	(724)	—	(20,876)	—	(20,876)
Foreign exchange adjustments	—	1		1	(55)	(54)
Net Debt as at June 30, 2024	(114,345)	(4,578)	(4,647)	(123,570)	62,960	(60,610)
(1)Cash flows for borrowings and leases include the payments of borrowings, lease liabilities, interest and debt transaction costs which are presented as financing cash flows in the statement of cash flows.
(2)Other changes include modification of leases and accrued interest expenses for borrowings and leases.
(i)Fair values of borrowing arrangements
The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

g.    Recognized fair value measurements
(i)    Fair value hierarchy
The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2024 and June 30, 2023 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2024
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,014	1,014
Total Financial Assets		—	—	1,014	1,014

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	26,892	26,892
Warrant liabilities	5(g)(vi)	—	—	4,647	4,647
Total Financial Liabilities		—	—	31,539	31,539
There were no transfers between any of the levels for recurring fair value measurements during the period.

As of June 30, 2023
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,757	1,757
Total Financial Assets		—	—	1,757	1,757

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	17,199	17,199
Warrant liabilities	5(g)(vi)	—	—	5,426	5,426
Total Financial Liabilities		—	—	22,625	22,625
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

(ii)    Valuation techniques used.
The Group did not hold any level 1 or 2 financial instruments as at June 30, 2024 or June 30, 2023.
The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2024 and June 30, 2023. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business and warrant liabilities related to the warrants granted to Oaktree as part of the debt facility. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2024 and June 30, 2023. The Group used discounted cash flow analysis to determine the fair value measurements of Osiris’ MSC business and used the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(g)(vi) for the fair value measurement and movements in warrant liability for the period ended June 30, 2024 and June 30, 2023.
(iii)    Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in the contingent consideration balances within the level 3 instruments for the years ended June 30, 2024 and June 30, 2023:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2022	23,284
Reclassification during the period	2,686
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(8,771)
Closing balance - June 30, 2023	17,199

Opening balance - July 1, 2023	17,199
Charged/(credited) to consolidated income statement:
Remeasurement(2)	9,693
Closing balance - June 30, 2024	26,892

(1)
In the year ended June 30, 2023, a gain of $8.8 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing the key assumptions of the contingent consideration valuation such as probability of payment, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration, including the impact from the CRL from the FDA on the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD in August 2023. The assumptions relating to development timelines were updated to reflect expectations as a result of the CRL.

(2)
In the year ended June 30, 2024, a loss of $9.7 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing key assumptions of the contingent consideration valuation, such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. The outcome from the FDA decision on the Group's BLA resubmission in July 2024, as discussed in Note 15, could lead to a change in the assumptions used within the valuation of the contingent consideration.

(iv)    Valuation inputs and relationship to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data) Description	Fair value as of June 30, 2024)	Fair value as of June 30, 2023)	Valuation technique	Unobservable inputs(1)	Year Ended June 30, 2024	Year Ended June 30, 2023	Relationship of unobservable inputs to fair value
Contingent consideration provision	26,892	17,199	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)
Year ended June 30, 2024: A change in the discount rate by 0.5% would have no impact to the fair value.
Year ended June 30, 2023: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.01%.

				Expected unit sales price	Various	Various
Year ended June 30, 2024: A change in the price assumptions by 10% would increase/decrease the fair value by 0.1%.
Year ended June 30, 2023: A change in the price assumptions by 10% would increase/decrease the fair value by 0.1%.

				Expected sales volumes	Various	Various
Year ended June 30, 2024: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.1%.
Year ended June 30, 2023: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.1%.

				Probability of success and payment	Various	Various
Year ended June 30, 2024: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 10% and 20.1%, respectively.
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
For the years ended June 30, 2024 and June 30, 2023, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the interim Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication we determine the probability of success based on the current development status within each jurisdiction and payment provisions within the agreement. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the consolidated income statement in the year ended June 30, 2024 was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. The outcome from the FDA decision on the Group's BLA resubmission in July 2024, with a PDUFA goal date of January 7, 2025, as discussed in Note 15, could lead to a change in the assumptions associated with SR-aGVHD and a remeasurement of contingent consideration, up or down, could occur.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2024	2023
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	26,236	16,606
Fair value of royalty payments from commercialization of the intellectual property acquired	656	593
	26,892	17,199
The main level 3 inputs used by the Group are evaluated as follows:

Risk adjusted discount rate:	The discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, their size and number of projects) and the indicative rates of return required by suppliers of venture capital for investments with similar technical and commercial risks. This assumption is reviewed as part of the valuation process outlined above.

Expected unit sales prices:	Expected market sale price giving consideration to comparable products available in the market place and a value based pricing assessment. This assumption is reviewed as part of the valuation process outlined above.

Expected sales volumes:	Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.

Probability of success and payment:	Expected cash flows used to measure contingent consideration are risk adjusted for the probability of successful development of products and payment provisions with the agreement. These assumptions are reviewed as part of the valuation process outlined above.
(vi)    Warrant liability

(in U.S. dollars, in thousands)	As of June 30,
Warrant liability	2024	2023
Opening balance	5,426	2,185
Warrants fair value at grant date - December 22, 2022	—	1,036
Remeasurement of warrant liability	(779)	2,205
Closing Balance	4,647	5,426
On November 19, 2021, in connection with the initial draw down of the Oaktree debt, Oaktree was granted the right to warrants to purchase 1,769,669 ADSs at US$7.26 per ADS, a 15% premium to the 30-day VWAP. Given that Oaktree received an unconditional right to the warrants on November 19, 2021, this date has been determined as the measurement date. The warrant instruments were issued on January 11, 2022, following the required administrative process, and these warrants may be exercised within 7 years of issuance of the warrant instruments. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
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
On January 10, 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants was adjusted in accordance with the terms of these warrants. The warrants issued in November 2021 changed from 1,769,669 ADSs at US$7.26 per ADS to 884,838 ADSs at US$14.36 per ADS. The warrants issued in December 2022 changed from 455,000 ADSs at US$3.70 per ADS to 227,502 ADSs at US$7.24 per ADS.
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
As of June 30, 2024 and 2023, the fair value of warrant liability was $4.6 million and $5.4 million, respectively. During the year ended June 30, 2024, a remeasurement gain of $0.8 million was recognized on the remeasurement of warrant liability. During the year ended June 30, 2023, a remeasurement loss of $2.2 million was recognized on the remeasurement of warrant liability.
(vii)    Fair value of warrants
The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of the warrants are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2024 and 2023.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2024	As of June 30, 2023	Rationale
Share Price	$6.81	$3.91	Closing share price on valuation date from external market source
Exercise Price(1)	$7.24 to $14.36	$3.70 to $7.26	As per subscription agreement
Expected Term	5 to 6 years	6 to 7 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	91.91%	81.26%	Based on historical volatility data for the Company
Risk Free Interest Rate	4.38%	4.01%	Based on the closing U.S. treasury issued 7 year bonds on valuation date
Fair value per warrant	$3.9352 to $5.1211	$2.3103 to $2.9401	Determined using Black-Scholes valuation model with the inputs above
Fair value	$4,647,075	$5,426,212	Fair value of 1,112,340(1)warrants of $4,647,075 as of June 30, 2024 and fair value of 2,224,669(1) warrants of $5,426,212 as of June 30, 2023

(1)
As a result of the ratio change under Mesoblast's ADR program on January 10, 2024 and as a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the warrants issued in November 2021 changed from 1,769,669 ADSs at US$7.26 per ADS to 884,838 ADSs at US$14.36 per ADS. The warrants issued in December 2022 changed from 455,000 ADSs at US$3.70 per ADS to 227,502 ADSs at US$7.24 per ADS.

6. Non-financial assets and liabilities
a.    Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2023
Opening net book amount	1,208	692	145	2,045
Additions	171	43	60	274
Exchange differences	(104)	113	(18)	(9)
Depreciation charge	(818)	(45)	(90)	(953)
Closing net book value	457	803	97	1,357

As of June 30, 2023
Cost	6,910	2,074	3,353	12,337
Accumulated depreciation	(6,453)	(1,271)	(3,256)	(10,980)
Net book value	457	803	97	1,357

Year Ended June 30, 2024
Opening net book amount	457	803	97	1,357
Additions	38	—	120	158
Disposals	—	(2)	(7)	(9)
Exchange differences	(6)	(8)	16	2
Depreciation charge	(281)	(41)	(80)	(402)
Closing net book value	208	752	146	1,106

As of June 30, 2024
Cost	6,067	2,044	644	8,755
Accumulated depreciation	(5,859)	(1,292)	(498)	(7,649)
Net book value	208	752	146	1,106
(i)    Depreciation methods and useful lives
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over the estimated useful lives. The estimated useful lives are:
•Plant and equipment 3 – 15 years
•Office furniture and equipment 5 – 20 years
•Computer hardware and software 3 – 5 years
See Note 23(o) for other accounting policies relevant to property, plant and equipment.

b.    Leases
(i)    Amounts recognized on the consolidated balance sheet
Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2023
Opening net book amount	5,096	2,824	7,920
Additions/(derecognition)	(649)	—	(649)
Remeasurement	526	(302)	224
Exchange differences	(15)	—	(15)
Depreciation charge	(1,661)	(685)	(2,346)
Closing net book value	3,297	1,837	5,134

As of June 30, 2023
Cost	9,957	6,178	16,135
Accumulated depreciation	(6,660)	(4,341)	(11,001)
Net book value	3,297	1,837	5,134

Year Ended June 30, 2024
Opening net book amount	3,297	1,837	5,134
Additions	—	—	—
Remeasurement	—	369	369
Exchange differences	—	—	—
Depreciation charge	(1,570)	(1,201)	(2,771)
Closing net book value	1,727	1,005	2,732

As of June 30, 2024
Cost	9,128	6,245	15,373
Accumulated depreciation	(7,401)	(5,240)	(12,641)
Net book value	1,727	1,005	2,732
Lease liabilities

	As of June 30,
	2024	2023
Current	2,626	4,060
Non-current	1,952	3,672
Lease liabilities included in the balance sheet	4,578	7,732
The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases was $0.4 million, $0.5 million and $0.6 million for the years ended June 30, 2024, 2023 and 2022, respectively. In the years ended June 30, 2024 and 2023, total payments associated with lease liabilities were $3.9 million and $3.2 million, respectively.
Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short-term leases was $0.3 million for the year ended June 30, 2024 and $1.1 million for the year ended June 30, 2023.
(ii)    Depreciation methods and useful lives of right-of use assets
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts over the estimated useful lives. Depreciation for leases relating to buildings for the years ended June 30, 2024, 2023 and 2022 was $1.6 million, $1.7 million and $1.7 million, respectively.
Depreciation for the lease relating to manufacturing was $1.2 million, $0.7 million, and $1.4 million for the years ended June 30, 2024, 2023 and 2022, respectively, of which the $1.2 million of depreciation in the year ended June 30, 2024 was recognized in the consolidated income statement. Prior to the year ended June 30, 2024, depreciation on the manufacturing lease was capitalized within pre-launch inventory.
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
A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement entered into with Lonza in October 2019 for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2024, which is cancellable in limited circumstances.
As of June 30, 2024, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $1.9 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the non-cancellable lease term as it is not reasonably certain the Group will extend the agreement. At the Group's discretion, the minimum financial commitment relating to the lease component under this manufacturing services agreement can be reduced by $1.0 million under certain conditions.
See Note 23(v) for other accounting policies relevant to lease accounting.

c.    Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2023
Opening net book amount	134,453	1,632	427,779	14,788	578,652
Additions/reversals	—	23	—	—	23
Exchange differences	—	1	—	—	1
Amortization charge	—	(38)	—	(1,455)	(1,493)
Closing net book amount	134,453	1,618	427,779	13,333	577,183

As of June 30, 2023
Cost	134,453	2,993	489,698	23,999	651,143
Accumulated amortization	—	(1,375)	—	(10,666)	(12,041)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,618	427,779	13,333	577,183

Year Ended June 30, 2024
Opening net book amount	134,453	1,618	427,779	13,333	577,183
Additions	—	37	—	—	37
Exchange differences	—	1	—	—	1
Amortization charge	—	(30)	—	(1,455)	(1,485)
Closing net book amount	134,453	1,626	427,779	11,878	575,736

As of June 30, 2024
Cost	134,453	3,032	489,698	24,000	651,183
Accumulated amortization	—	(1,406)	—	(12,122)	(13,528)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,626	427,779	11,878	575,736
(i)    Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	102,698	102,698
	427,779	427,779
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
(iii)    Significant estimate: Impairment of goodwill and assets with an indefinite useful life
The Group tests annually, or more frequently if events or changes in circumstances indicate that they might be impaired, whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 23(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of market-participant assumptions that are based on development strategies using external data sources as well as past experience. The full annual impairment assessment was performed at March 31, 2024 and no impairment of the in-process research and development and goodwill was identified.
In August 2023, the FDA issued a CRL to the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD and the Group has considered this to be an impairment indicator that could cause the carrying amount of its intangible assets to exceed its recoverable amounts. As a result, the Group completed an impairment assessment on its MSC products intangible asset and goodwill, which considered the impact of the FDA's CRL. An external valuation was also obtained for the MSC products for the impairment assessment performed as a result of the receipt of the CRL. No impairment of the in-process research and development and goodwill was identified.
In July 2024, as discussed in Note 15, the Group resubmitted its BLA for approval of remestemcel-L for the treatment of pediatric SR-aGVHD, and the FDA accepted the Group's BLA resubmission and set a PDUFA goal date of January 7, 2025. The outcome from the FDA decision on the Group's BLA resubmission could lead to a change in the assumptions used within the impairment assessment associated with SR-aGVHD that could cause the carrying amount of our intangible asset to exceed its recoverable amount.
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

The Group still believe these product candidates remain viable upon further funding, or partnership, and accordingly these products should not be regarded as abandoned, where typically, abandoned programs would be closed down and the related research and development efforts are considered impaired and the asset is fully expensed. The remaining carrying amount of in-process research and development as at June 30, 2024 and June 30, 2023 was $427.8 million.
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
The recoverable amount of both goodwill and in-process research and development was assessed as of March 31, 2024 based on the fair value less costs to dispose. No impairment was identified as a result of this impairment assessment.
Management assess for indicators of impairment as at June 30, 2024, including considering events up to the date of the approval of the financial statements. In July 2024, as discussed in Note 15, the Group resubmitted its BLA for approval of remestemcel-L for the treatment of pediatric SR-aGVHD, and the FDA accepted the Group's BLA resubmission and set a PDUFA goal date of January 7, 2025. The outcome from the FDA decision on the Group's BLA resubmission could lead to a change in the assumptions used within the impairment assessment associated with SR-aGVHD that could cause the carrying amount of our intangible asset to exceed its recoverable amount.
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
•the market capitalization of the Group on the ASX (ASX:MSB); and
•the valuation of the Group’s assets from an independent valuation. An independent valuation was obtained for all assets at March 31, 2023 and for the MSC products for the impairment assessment performed as a result of the receipt of the complete response in August 2023.
Costs of disposal were assumed to be immaterial.
Discounted cash-flows used a real post-tax discount rate range of 13.8% to 15.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 8 to 24 years.
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
Whilst there is no impairment, the key sensitivities in the valuation are dependent on the continued successful development of our technology platforms. In July 2024, as discussed in Note 15, the Group resubmitted its BLA for approval of remestemcel-L for the treatment of pediatric SR-aGVHD, and the FDA accepted the Group's BLA resubmission and set a PDUFA goal date of January 7, 2025. The outcome from the FDA decision on the Group's BLA resubmission could lead to a change in the assumptions used within the impairment assessment associated with SR-aGVHD that could cause the carrying amount of our intangible asset to exceed its recoverable amount. If the Group is unable to successfully develop our technology platforms, an impairment of the carrying amount of our intangible assets may result.
d.    Provisions

		As of June 30, 2024			As of June 30, 2023
(in U.S. dollars, in thousands)	Notes	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration		16,298	10,594	26,892	636	16,563	17,199
Employee benefits		7,436	26	7,462	2,013	49	2,062
Provision for license agreements		3,750	—	3,750	3,750	—	3,750
Provision for litigation settlements	22	17,554	—	17,554	—	—	—
		45,038	10,620	55,658	6,399	16,612	23,011
(i)    Information about individual provisions and significant estimates
Contingent consideration
The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements pertaining to the acquired MSC assets from Osiris. Further disclosures can be found in Note 5(g)(iii).
Employee benefits
The provision for employee benefits relates to the Group’s liability for annual leave, short term incentives, long service leave and deferred director fees.
Employee benefits include accrued annual leave. As of June 30, 2024 and 2023, the entire amount of the annual leave accrual was $1.2 million and $1.1 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
Employee benefits include a provision for the Group's liability for short term incentives. As of June 30, 2024 and 2023, the provision for short term incentive incentives was $5.4 million and $0.4 million, respectively, and the provision as of June 30, 2024 of $5.4 million includes $2.4 million and $3.0 million relating to the entitlements for the years ended June 30, 2024 and 2023, respectively, given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. In August 2024, as discussed in Note 15, the Group modified the short term incentive plan providing employees with the choice to elect into receiving an option grant in lieu of cash payment of their short term incentive entitlements for the years ended June 30, 2024 and 2023, which have been deferred to BLA approval. The level of participation and the terms of the modification are yet to be determined at the date of this report.
(ii)    Movements
The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2024 and 2023.
e.    Deferred tax balances
(i)    Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	74,602	76,020
Other temporary differences	13,143	11,972
Total deferred tax assets	87,745	87,992

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	87,745	87,992
Total deferred tax liabilities	87,745	87,992
Net deferred tax liabilities	—	—
(ii)    Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2022	80,411	7,831	(88,242)	—
Credited/(charged) to:
- profit or loss	(4,179)	4,141	250	212
- directly to equity	(212)	—	—	(212)
As of June 30, 2023	76,020	11,972	(87,992)	—
Credited/(charged) to:
- profit or loss	(1,227)	1,171	247	191
- directly to equity	(191)	—	—	(191)
As of June 30, 2024	74,602	13,143	(87,745)	—
(1)Deferred tax assets are netted against deferred tax liabilities.
f.    Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Opening balance(1)	2,500	2,500
Amount recognized as revenue during the period	—	—
Balance as of the end of the period	2,500	2,500

(1)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2024.
7. Equity
a.    Contributed equity
(i)    Share capital

	As of June 30,
	2024	2023	2022	2024	2023	2022
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	1,141,784,114	814,204,825	650,454,551	1,310,813	1,249,123	1,165,309
Less: Treasury Shares	(542,903)	(542,903)	(542,903)	—	—	—
Total Contributed Equity	1,141,241,211	813,661,922	649,911,648	1,310,813	1,249,123	1,165,309
(ii)    Movements in ordinary share capital

	As of June 30,			As of June 30,
	2024	2023	2022	2024	2023		2022
	Shares No.			(U.S. dollars, in thousands)
Opening balance	814,204,825	650,454,551	648,696,070	1,249,123	1,165,309		1,163,153
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	—	7	—		209
Transfer to employee share trust(1)	1,072,363	—	—	—	—		—
Share based compensation for services rendered	—	—	1,758,481	—	—		1,698
Entitlement offer to existing eligible shareholders and institutional placement(2)	326,506,926	—	—	64,399	—	—	—
Placement of shares under a share placement agreement(3)	—	163,750,274	—	—	89,141		—
Transaction costs arising on share issue	—	—	—	(3,920)	(5,327)		21
	327,579,289	163,750,274	1,758,481	60,486	83,814		1,928
Unissued ordinary shares during the period
Placement of shares under a share placement agreement(2)	—	—	—	1,000	—		—
	—	—	—	1,000	—		—
Total contributions of equity during the period	327,579,289	163,750,274	1,758,481	61,486	83,814		1,928
Share options reserve transferred to equity on exercise of options	—	—	—	204	—		228
Ending balance	1,141,784,114	814,204,825	650,454,551	1,310,813	1,249,123		1,165,309

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.

(2)
In December 2023 and March 2024, respectively, 201,137,412 and 125,369,514 shares were issued in a 1 for 4 pro-rata accelerated non-renounceable entitlement offer of new fully paid ordinary shares in Mesoblast Limited to existing shareholders in Australia and certain other countries together with an institutional placement of new fully paid ordinary shares in Mesoblast Limited, at A$0.30 per share. As part of the placement in March 2024, Dr. Eric Rose, the Company's Chief Medical Offer and a director of Mesoblast, subscribed for 5,039,814 shares in Mesoblast Limited at A$0.30 per share, subject to shareholder approval, and therefore the shares remain in unissued capital until the shares are issued.

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

(iii)    Movements of shares in share trust

	As of June 30			As of June 30
	2024	2023	2022	2024	2023	2022
	Shares No.			(U.S. dollars, in thousands)
Opening balance	542,903	542,903	771,983	—	—	—
Movement of shares in share trust
Transfer to employee share trust(1)	1,072,363	—	—	—	—	—
Exercise of share options(1)	(1,072,363)	—	(229,080)	—	—	—
Ending balance	542,903	542,903	542,903	—	—	—

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.
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
b.    Reserves
(i)    Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2024	2023
Share-based payments reserve	106,842	101,367
Investment revaluation reserve	(1,286)	(543)
Foreign currency translation reserve	(40,222)	(40,273)
Warrants reserve	12,969	12,969
	78,303	73,520

(ii)    Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2024	2023
Opening balance	101,367	97,924
Tax credited / (debited) to equity	(191)	(212)
Transfer to ordinary shares on exercise of options	(204)	—
Share-based payment expense for the year	5,870	3,655
Closing Balance	106,842	101,367

Investment revaluation reserve
Opening balance	(543)	(542)
Changes in the fair value of financial assets through other comprehensive income	(743)	(1)
Closing Balance	(1,286)	(543)

Foreign currency translation reserve
Opening balance	(40,273)	(39,700)
Currency gain/(loss) on translation of foreign operations net assets	51	(573)
Closing Balance	(40,222)	(40,273)

Warrant reserve
Opening balance	12,969	12,969
Movements during the period	—	—
Closing Balance	12,969	12,969
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
Warrants reserve
In March 2021, the Group completed a A$138.0 million (US$110.0 million) private placement of 60,109,290 new fully-paid ordinary shares at a price of A$2.30. As part of this placement, the Group also issued one warrant for every four ordinary shares issued in the placement, which resulted in a further 15,027,327 warrants issued. Each warrant has an exercise price of A$2.88 per share and a 7 year term. The Group has a right to compel exercise of the warrants at any time, subject to the price of the Group’s ordinary shares trading at least A$4.32 for 45 consecutive days on the ASX. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. As a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the exercise price for the warrants was adjusted from A$2.88 per share to A$2.86 per share with effect from January 5, 2024.
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

(in U.S. dollars, except percent data and as otherwise noted) Assumption	At Issue date - March 18, 2021	Rationale
Share Price	A$2.41	Closing share price on valuation date from external market source
Exercise Price(1)	A$2.88	As per subscription agreement
Expected Term	7 years	As per subscription agreement
Dividend Yield	0%	Based on Company’s nil dividend history
Expected Volatility	66.88%	Based on historical volatility data for the Company
A$-US$ FX Spot Rate	0.7827	Closing FX rate on valuation date from the Reserve Bank of Australia historical foreign exchange rate tables
Risk Free Interest Rate	1.24%	Based on the mid-point of the Australian Government issued 5 year and 10 year bonds
Fair value per warrant	$0.863 (A$1.103)	Determined using Monte Carlo pricing models with the inputs above
Fair value	$12,968,583	Fair value of 15,027,327 warrants as at issue date

(1)
As a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the exercise price for the warrants was adjusted from A$2.88 per share to A$2.86 per share with effect from January 5, 2024.

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2024	2023	2022
Cash at bank	62,563	70,920	60,034
Deposits at call	397	398	413
	62,960	71,318	60,447

(in U.S. dollars, in thousands)	As of June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2024	2023	2022
Loss for the period	(87,956)	(81,889)	(91,347)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	4,666	4,107	4,380
Foreign exchange losses/(gains)	78	62	536
Finance costs	22,792	20,122	17,288
Remeasurement of contingent consideration	9,693	(8,771)	(913)
Remeasurement of warrant liabilities	(779)	2,205	(5,896)
Equity settled share-based payment	5,870	3,655	5,536
Deferred tax benefit	(191)	(212)	(235)
Gain on derecognition of right-of-use assets	—	(76)	—
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	(15,466)	(118)	140
Decrease/(increase) in prepayments	807	1,650	1,555
Increase/(decrease) in trade and other payables	(12,378)	(398)	4,777
Decrease/(increase) in tax incentive recoverable	1,490	(2,388)	—
Increase/(decrease) in provisions	22,916	(1,218)	(1,603)
Net cash outflows used in operations	(48,458)	(63,269)	(65,782)
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

Risk	Exposure arising from	Measurement	Management
Market risk – currency risk	Future commercial transactions Recognized financial assets and liabilities not denominated in the functional currency of each entity within the Group	Cash flow forecasting Sensitivity analysis	The future cash flows of each currency are forecast and the quantum of cash reserves held for each currency are managed in line with future forecasted requirements. Cross currency swaps are undertaken as required.

Market risk – interest rate risk	Term deposits at fixed rates Cash deposits at variable rates	Sensitivity analysis	Vary length of term deposits, utilize interest bearing accounts and periodically review interest rates available to ensure we earn interest at market rates.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	Forecasts of net sales of the product underlying the NovaQuest borrowing arrangement are updated on a quarterly basis to evaluate the impact on the carrying amount of the financial liability.

Market risk - share price risk	Warrant liability	Sensitivity analysis	The future exercise of warrants will not impact the Group's future cash flows significantly given the warrants will be paid in shares upon exercise. Therefore there are no significant cashflow risks associated with these warrants. The Group monitors the profit or loss impact that share price movements have on the valuation of the warrant liability each period.

Credit risk	Cash and cash equivalents, trade and other receivables and other non-current assets	Aging analysis Credit ratings	Transact primarily with the best risk rated banks available in each region giving consideration to the products required, the quantum of cash reserves held and future forecasted requirements

Liquidity risk	Cash and cash equivalents, borrowings, trade payables, lease liabilities and contingent consideration	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments.
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
As of June 30, 2024, the Group held 76% of its cash in US$, 23% in A$ and 1% in other currencies. As of June 30, 2023 the Group held 67% of its cash in US$, and 33% in A$.
The balances held at the end of the year that give rise to currency risk exposure are presented in US$ in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2024 and June 30, 2023 would have had on the Group’s reported net profits/(losses) and/or equity balance. The bank balances held at the end of the year that are presented in the following table give rise to currency risk exposure as they are not in the functional currency of the entity in which it is held.

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2024	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$819	$164	$(164)
Bank accounts – CHF	CHF96	$21	$(21)
Bank accounts – SGD	S$62	$9	$(9)
Bank accounts – EUR	EUR151	$32	$(32)
Trade and other receivables - USD	US$400	$80	$(80)
Trade and other receivables - SGD	S$396	$58	$(58)
Trade and other receivables - CHF	CHF4	$1	$(1)
Trade and other receivables - EUR	EUR175	$37	$(37)
Trade payables and accruals - USD	(US$1,024)	$(204)	$204
Trade payables and accruals - AUD	(A$130)	$(17)	$17
Trade payables and accruals - SGD	(S$217)	$(32)	$32
Trade payables and accruals - GBP	(GBP60)	$(15)	$15
Trade payables and accruals - EUR	(EUR36)	$(8)	$8
Trade payables and accruals - CHF	(CHF19)	$(4)	$4
Provisions – USD	(US$1,750)	$(350)	$350
		$(228)	$228

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2023	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$60	$12	$(12)
Bank accounts – CHF	CHF79	$18	$(18)
Bank accounts – SGD	S$80	$12	$(12)
Bank accounts – EUR	EUR4	$1	$(1)
Trade and other receivables - USD	US$400	$80	$(80)
Trade and other receivables - SGD	S$106	$16	$(16)
Trade and other receivables - CHF	CHF3	$1	$(1)
Trade and other receivables - EUR	EUR292	$63	$(63)
Trade payables and accruals - USD	(US$1,361)	$(272)	$272
Trade payables and accruals - AUD	(A$1,064)	$(141)	$141
Trade payables and accruals - SGD	(S$422)	$(62)	$62
Trade payables and accruals - GBP	(GBP45)	$(11)	$11
Trade payables and accruals - EUR	(EUR26)	$(6)	$6
Trade payables and accruals - CHF	(CHF40)	$(9)	$9
Provisions – USD	(US$1,750)	$(350)	$350
		$(648)	$648
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
The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2024 and June 30, 2023. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of Jun 30, 2024			As of June 30, 2023
(in U.S. dollars, in thousands, except percent data)	Low	High	US$	Low	High	US$
Funds invested – US$	1.84%	1.84%	25,123	1.79%	1.79%	40,569
Rate increase by 10%	2.02%	2.02%	46	1.97%	1.97%	73
Rate decrease by 10%	1.66%	1.66%	(46)	1.61%	1.61%	(73)

	As of Jun 30, 2024			As of June 30, 2023 (1)
(in Australian dollars, in thousands, except percent data)	Low	High	A$	Low	High	A$
Funds invested – A$	3.85%	4.86%	22,169	3.60%	4.59%	35,707
Rate increase by 10%	4.24%	5.35%	95	3.96%	5.05%	143
Rate decrease by 10%	3.47%	4.37%	(95)	3.24%	4.13%	(143)

(1)	A$ deposits held as of June 30, 2023 have been updated to reflect the increasing impact of higher interest rates.
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
The exposure of the Group’s borrowing to price rate changes are as follows:

	As of Jun 30, 2024		As of June 30, 2023
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Borrowings – NovaQuest	1,869	2%	336	0%
Non-current borrowings
Borrowings – NovaQuest	64,562	56%	55,739	51%
	66,431	58%	56,075	51%
As at June 30, 2024, all other factors held constant, a +/-20% change in the forecast net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would not have a significant impact on non-current borrowings and profit.
The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2024, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(g)(iv).
The Group does not consider it has any exposure to price risk other than those already described above.
(iv)    Share price risk
The Group's exposure to share price risk arises from warrant liabilities held by the Group and classified in the statement of financial position at fair value through profit or loss. The future exercise of these warrants will not impact the Group's future cash flows significantly given the warrants will be paid in shares upon exercise, therefore there are no significant cashflow risks associated with these warrants. The Group monitors the impact on profit or loss that share price movements have on the valuation of the warrant liability each period.
The table below summarizes the impact of the increase/decrease of Mesoblast's share price on the Group's profit or loss during the period, based on the assumption that the share price had increased/decreased by 10% and 10% with all other variables held constant as of June 30, 2024 and June 30, 2023 respectively.

(in U.S. dollars, in thousands)	As of June 30, 2024	As of June 30, 2023
Financial liabilities
Warrant liability	4,647	5,426
Impact on profit or (loss)
Share price increase by 10% (2023: 10%)	(598)	(698)
Share price decrease by 10% (2023: 10%)	587	686

b.    Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	397	398
Cash at bank (Note 5(a)) - minimum A rated	62,563	70,920
Trade and other receivables
Receivable from other parties (non-rated)	1,403	2,276
Receivable from the Australian Government (Income Tax)	854	2,363
Receivable from the United States Government (U.S. tax credits)	—	1,473
Receivable from the Australian Government (Foreign Withholding Tax)	400	400
Receivable from the Australian Government (Goods and Services Tax)	126	121
Receivable from the Singapore Government (Goods and Services Tax)	292	78
Receivable from the United States Government (Foreign Withholding Tax)	71	71
Receivable from minimum A rated bank deposits (interest)	23	18
Receivable from the Swiss Government (Value-Added Tax)	5	3
Receivable from the United States Government (Income Tax)	—	—
Other non-current assets
Minimum A rated bank deposits (held as security)	1,912	1,912
c.    Liquidity risk
Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).
All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2024 and June 30, 2023 mature within 6 months. Trade payables and contingent consideration held by the Group as of June 30, 2024 and June 30, 2023 are non-interest bearing. The total contractual cash flows associated with trade payables equate to the carrying amount disclosed within the financial statements.
As of June 30, 2024, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and removing probability adjustments as applicable for contingent consideration, and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(15,763)	(140,716)	—	—	(156,479)	(114,345)
Trade payables	(7,071)	—	—	—	(7,071)	(7,070)
Lease liabilities	(2,819)	(1,797)	(206)	—	(4,822)	(4,578)
Contingent consideration(3)	(5,500)	(1,604)	—	—	(7,104)	(656)
	(31,153)	(144,117)	(206)	—	(175,476)	(126,649)
(1)Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2024 without taking into account drawdowns of further tranches.
(2)In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of pediatric SR-aGVHD in the United States and other territories excluding Asia.

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
12. Interests in other entities
The Group’s subsidiaries as of June 30, 2024 and 2023 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated in the Cayman Islands however operates in Hong Kong.

	Country of incorporation	Class of shares	Equity holding
			As of June 30,
			2024	2023
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd	Cayman Islands	Ordinary	100	100
13. Contingent assets and liabilities
a.    Contingent assets
The Group did not have any contingent assets outstanding as of June 30, 2024 and June 30, 2023.
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
(ii)    Other contingent liabilities
The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2024, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.
14. Commitments
a.    Capital commitments
The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2024 and June 30, 2023.
b.    Purchase commitments
In December 2019, the Group commenced production under its manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2024, the agreement contains a minimum remaining financial commitment of the non-lease component of $9.1 million, payable until December 2025, which is cancellable in limited circumstances. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2024, the lease component is $1.9 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c). At the Group's discretion, the minimum financial commitment under this manufacturing services agreement can be reduced by $4.9 million under certain conditions, with $1.0 million of this reduction relating to the lease component and $3.9 million relating to the non-lease component of the agreement.
The group have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2024, the Group had $3.4 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.
The Group did not have any other purchase commitments as of June 30, 2024.
15. Events occurring after the reporting period
In July 2024, the Group resubmitted it's BLA with the FDA for approval of remestemcel-L in the treatment of children with SR-aGVHD and the FDA accepted the Group's BLA resubmission and set a PDUFA goal date of January 7, 2025. Assumptions associated with SR-aGVHD are included within the impairment assessment of Osiris MSC products within in-process research and development, contingent consideration, pre-launch inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast net operating cash usage.
In August 2024, the Group modified the short term incentive plan providing employees with the choice to elect into receiving an option grant in lieu of cash payment of their short term incentive entitlements for the years ended June 30, 2024 and 2023, which have been deferred to BLA approval. The level of participation and the terms of the modification are yet to be determined at the date of this report.
In August 2024, the Group announced that the consolidated class action, filed in the Federal Court in Australia in 2022, has been resolved subject to Federal Court approval and includes no admission of liability. In relation to the settlement of the class action, which was assessed as an adjusting subsequent event, the Group recognized a provision for litigation settlement as of June 30, 2024 in the consolidated balance sheet (inclusive of interest and costs), refer to Note 6(d). Given the settlement will be funded entirely by Mesoblast's insurers, the Group has also recognized an insurance asset within trade and other receivables in the consolidated balance sheet as of June 30, 2024, refer to Note 5(b).
There were no other events that have occurred after June 30, 2024 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

16. Related party transactions
a.    Parent entity
The parent entity within the Group is Mesoblast Limited.
b.    Subsidiaries
Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.
c.    Key management personnel compensation
The aggregate compensation made to Directors and other members of key management personnel ("KMP") of the Group is set out below:

	Year Ended June 30,
(in U.S. dollars)	2024	2023
Short-term employee benefits	2,762,736	2,153,181
Long-term employee benefits	11,124	11,326
Post-employment benefits	18,900	23,935
Share based payments	1,704,995	881,342
	4,497,755	3,069,784
The aggregate other service payments made to Directors and other members of key management personnel of the Group is set out below:
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role on June 4, 2023 where he was remunerated at an hourly rate and the agreement was able to be terminated on 15 written days notice. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023. On October 1, 2023, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of $20,000 for strategic advisory services and his role as non-executive director and these fees are included in the table above. The agreement is ongoing, with either party able to terminate on 90 written days notice. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2024 and 2023 was $220,900 and $110,383, respectively.
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
Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2024, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.
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
a.    Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
35a	08-Jul-20	08-Jul-23	A$2.86	1,500,000		—	(1,500,000)	—	—
36	06-Dec-16	05-Dec-23	A$1.31	533,000		—	(533,000)	—	—
36a	06-Dec-16	05-Dec-23	A$1.19	1,950,730		—	(1,950,730)	—	—
38	16-Sep-17	15-Sep-24	A$1.52	50,000		—	—	50,000	50,000
39	13-Oct-17	12-Oct-24	A$1.92	975,000		—	(160,000)	815,000	815,000
39a	13-Oct-17	12-Oct-24	A$1.74	902,425		—	—	902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.39	750,000		—	—	750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.26	750,000		—	—	750,000	—
41	18-Jun-18	17-Jun-25	A$1.50	200,000		—	—	200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.54	200,000		—	—	200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.85	3,133,332		—	(135,000)	2,998,332	2,998,332
43b	18-Jul-18	17-Jul-25	A$1.85	350,000		—	—	350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.31	590,000		—	—	590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.43	3,333		—	—	3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.43	150,000		—	—	150,000	150,000
48	04-Apr-19	03-Apr-26	A$1.46	300,000		—	—	300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.60	3,018,669		—	(310,000)	2,708,669	2,708,669
49a	20-Jul-19	19-Jul-26	A$1.45	2,833,332		—	—	2,833,332	1,883,332
49b	20-Jul-19	19-Jul-26	A$1.45	1,346,667		—	—	1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.45	538,667		—	—	538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.45	700,000		—	—	700,000	175,000
54	25-Nov-19	24-Nov-26	A$1.96	20,000		—	—	20,000	20,000
55	29-May-19	28-May-26	A$1.46	350,000		—	—	350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.81	200,000		—	—	200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.78	100,000		—	—	100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.96	150,000		—	—	150,000	150,000
59	24-Jan-20	23-Jan-27	A$3.36	10,000		—	—	10,000	10,000
63	18-May-20	17-May-27	A$4.00	1,200,000		—	—	1,200,000	1,200,000

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
63a	18-May-20	17-May-27	A$3.63	1,200,000		—	—		1,200,000	500,000
64	16-Jul-20	15-Jul-27	A$3.73	3,253,333		—	(213,333)		3,040,000	3,040,000
64a	16-Jul-20	15-Jul-27	A$3.39	1,735,000		—	—		1,735,000	478,334
64c	16-Jul-20	15-Jul-27	A$3.39	350,000		—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.39	300,000		—	—		300,000	200,000
64e	16-Jul-20	15-Jul-27	A$3.39	1,200,000		—	—		1,200,000	720,000
66	11-Sep-20	10-Sep-27	A$4.76	200,000		—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.58	200,000		—	—		200,000	200,000
69	20-Nov-20	19-Nov-27	A$3.58	100,000		—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.65	250,000		—	—		250,000	250,000
72	15-Apr-21	14-Apr-28	A$2.26	200,000		—	—		200,000	200,000
74	08-Sep-21	07-Sep-28	A$1.93	3,186,333		—	(143,335)		2,929,666	1,942,003
74	08-Sep-21	07-Sep-28	A$1.93				(113,332)	*
74a	08-Sep-21	07-Sep-28	A$1.75	3,850,000		—	—		3,850,000	1,653,334
74b	08-Sep-21	07-Sep-28	A$1.75	1,550,000		—	—		1,550,000	620,000
75	23-Dec-21	22-Dec-28	A$1.40	200,000		—	—		200,000	200,000
76	17-Oct-22	16-Oct-29	A$1.01	1,250,000		—	—		1,250,000	416,667
77	23-May-22	22-May-29	A$0.99	200,000		—	—		200,000	133,334
78	24-Aug-22	23-Aug-29	A$0.83	200,000		—	—		200,000	66,667
79	17-Oct-22	16-Oct-29	A$1.11	5,754,500		—	(30,000)		5,054,500	1,668,167
79	17-Oct-22	16-Oct-29	A$1.11				(670,000)	*
79a	17-Oct-22	16-Oct-29	A$1.01	4,350,000		—	—		4,350,000	635,000
79b	17-Oct-22	16-Oct-29	A$1.11	225,000		—	—		225,000	75,000
79c	17-Oct-22	16-Oct-29	A$1.01	3,225,000		—	—		3,225,000	—
79d	17-Oct-22	16-Oct-29	A$1.01	1,200,000		—	—		1,200,000	390,000
80	08-Aug-22	07-Aug-29	A$0.91	100,000		—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.58	100,000		—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.10	100,000		—	—		100,000	33,334
83	30-Mar-23	29-Mar-30	A$1.01	150,000		—	(105,000)	*	45,000	15,000
84	30-Mar-23	29-Mar-30	A$0.92	—	600,000	—	—		600,000	100,000
85	12-Oct-23	11-Oct-30	A$0.36	—	2,493,835	—	—		2,493,835	831,279
86	12-Oct-23	11-Oct-30	A$0.36	—	1,853,889	—	—		1,853,889	617,965
87	16-Oct-23	15-Oct-30	A$0.39	—	5,459,500	—	(25,000)	*	5,434,500	—
87a	16-Oct-23	15-Oct-30	A$0.35	—	1,995,000	—	—		1,995,000	—
87b	16-Oct-23	15-Oct-30	A$0.35	—	3,160,000	—	—		3,160,000	—
87c	16-Oct-23	15-Oct-30	A$0.35	—	2,730,000	—	—		2,730,000	—
88	16-Oct-23	15-Oct-30	A$0.35	—	873,393	—	—		873,393	291,131
89	24-Oct-23	23-Oct-30	A$0.37	—	985,000	—	—		985,000	—
90	28-Feb-24	28-May-24	A$0.01	—	1,072,363	(1,072,363)	—		—	—
92	16-Oct-23	15-Oct-30	A$0.35	—	300,000	—	—		300,000	—
93	30-May-24	29-May-31	A$1.23	—	220,000	—	—		220,000	—
94	30-May-24	29-May-31	A$1.23	—	200,000	—	—		200,000	—
June 30, 2024				57,434,321	21,942,980	(1,072,363)	(5,888,730)		72,416,208	31,061,973
Weighted average share purchase price				A$1.85	A$0.38	A$0.01	A$1.79		A$1.43	A$1.98

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

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
32	10-Jul-15	30-Jun-22	US$4.20	1,753,334	—	—	(1,753,334)	—	—
33	26-Aug-15	16-Aug-22	A$4.05	75,000	—	—	(75,000)	—	—
34	27-Apr-16	6-Mar-23	A$2.80	1,858,979	—	—	(180,000)	1,678,979	1,678,979
34b	31-Oct-16	6-Mar-23	A$2.80	200,000	—	—	—	200,000	200,000
35a	8-Jul-20	8-Jul-23	A$2.86	1,500,000	—	—	—	1,500,000	1,500,000
36	6-Dec-16	5-Dec-23	A$1.31	623,000	—	(50,000)	(40,000)	533,000	533,000
36a	6-Dec-16	5-Dec-23	A$1.19	1,950,730	—	—	—	1,950,730	1,809,064
38	16-Sep-17	15-Sep-24	A$1.54	50,000	—	—	—	50,000	50,000
38a	16-Sep-17	15-Sep-24	A$1.40	150,000	—	—	—	150,000	150,000
39	13-Oct-17	12-Oct-24	A$1.94	1,090,000	—	—	(115,000)	975,000	975,000
39a	13-Oct-17	12-Oct-24	A$1.76	902,425	—	—	—	902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.41	750,000	—	—	—	750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.28	750,000	—	—	—	750,000	—
41	18-Jun-18	17-Jun-25	A$1.52	200,000	—	—	—	200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.56	200,000	—	—	—	200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.87	4,201,666	—	(20,000)	(388,334)	3,793,332	3,793,332
43b	18-Jul-18	17-Jul-25	A$1.87	350,000	—	—	—	350,000	350,000
44	15-Jul-18	14-Jul-25	A$1.72	150,000	—	—	(150,000)	—	—
45	30-Nov-18	29-Nov-25	A$1.33	590,000	—	—	—	590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.45	3,333	—	—	—	3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.45	150,000	—	—	—	150,000	150,000
48	4-Apr-19	3-Apr-26	A$1.48	300,000	—	—	—	300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.62	3,638,671	—	(113,334)	(277,999)	3,098,670	1,940,654

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
49	20-Jul-19	19-Jul-26	A$1.62		—		(148,668)	*
49a	20-Jul-19	19-Jul-26	A$1.47	3,999,998	—	—	(333,334)		3,499,998	1,316,665
49a	20-Jul-19	19-Jul-26	A$1.47		—		(166,666)	*
49b	20-Jul-19	19-Jul-26	A$1.47	1,346,667	—	—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.47	538,667	—	—	—		538,667	359,112
50	20-Jul-19	19-Jul-26	A$1.47	700,000	—	—	—		700,000	—
50a	20-Jul-19	19-Jul-26	A$1.47	400,000	—	—	—		400,000	—
51	29-Aug-19	28-Aug-26	A$1.47	150,000	—	—	(150,000)	*	—	—
52	29-Aug-19	28-Aug-26	A$1.62	400,000	—	—	—		400,000	266,666
53	29-Aug-19	28-Aug-26	A$1.47	800,000	—	—	—		800,000	533,334
54	25-Nov-19	24-Nov-26	A$1.98	295,000	—	—	(25,000)		153,334	146,668
54	25-Nov-19	24-Nov-26	A$1.98		—		(116,666)	*
55	29-May-19	28-May-26	A$1.48	350,000	—	—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.83	200,000	—	—	—		200,000	133,332
57	25-Nov-19	24-Nov-26	A$1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.98	450,000	—	—	—		450,000	300,000
59	24-Jan-20	23-Jan-27	A$3.38	10,000	—	—	—		10,000	10,000
61	17-Apr-20	16-Apr-27	A$2.51	50,000	—	—	(16,666)		—	—
61	17-Apr-20	16-Apr-27	A$2.51		—		(33,334)	*
63	18-May-20	17-May-27	A$4.02	1,200,000	—	—	—		1,200,000	800,000
63a	18-May-20	17-May-27	A$3.65	2,400,000	—	—	—		2,400,000	400,000
64	16-Jul-20	15-Jul-27	A$3.75	4,280,000	—	—	(225,003)		3,498,333	1,201,676
64	16-Jul-20	15-Jul-27	A$3.75				(556,664)	*
64a	16-Jul-20	15-Jul-27	A$3.41	3,050,000	—	—	(350,000)	*	2,700,000	133,334
64b	16-Jul-20	15-Jul-27	A$3.41	325,000	—	—	(325,000)	*	—	—
64c	16-Jul-20	15-Jul-27	A$3.41	350,000	—	—	—		350,000	—
64d	16-Jul-20	15-Jul-27	A$3.41	300,000	—	—	—		300,000	—
64e	16-Jul-20	15-Jul-27	A$3.41	1,200,000	—	—	—		1,200,000	—
65	26-Aug-20	25-Aug-27	A$5.76	5,000	—	—	—		5,000	1,667
66	11-Sep-20	10-Sep-27	A$4.78	200,000	—	—	—		200,000	100,000
67	8-Oct-20	7-Oct-27	A$3.84	200,000	—	—	(66,667)		—	—
67	8-Oct-20	7-Oct-27	A$3.84		—		(133,333)	*
68	20-Nov-20	19-Nov-27	A$3.60	200,000	—	—	—		200,000	66,666
69	20-Nov-20	19-Nov-27	A$3.60	100,000	—	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.67	250,000	—	—	—		250,000	—
72	15-Apr-21	14-Apr-28	A$2.28	—	200,000	—	—		200,000	66,667
73	30-Jun-21	30-Aug-21	A$—	45,746	—	(45,746)	—		—	—
74	08-Sep-21	07-Sep-28	A$1.77	—	3,973,000	—	(550,000)	*	3,423,000	—
74a	08-Sep-21	07-Sep-28	A$1.77	—	4,150,000	—	—		4,150,000	—
74b	08-Sep-21	07-Sep-28	A$1.77	—	1,550,000	—	—		1,550,000	—
74c	08-Sep-21	07-Sep-28	A$1.77	—	650,000	—	—		650,000	—
75	23-Dec-21	22-Dec-28	A$1.42	—	200,000	—	—		200,000	—
June 30, 2022				45,333,216	10,723,000	(229,080)	(6,176,668)		49,650,468	23,084,908
Weighted average share purchase price				A$2.42	A$1.77	A$1.25	A$2.99		A$2.21	A$2.06
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2024, 2023 and 2022 were A$0.93, N/A and A$1.82 respectively. The weighted average remaining contractual life of share options outstanding as of June 30, 2024, 2023 and 2022 were 4.24 years, 4.13 years and 4.16 years, respectively.

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

49a, 49b, 50, 50a, 53, 64b, 64c, 64d, 64e, 71, 74a, 74b, 74c, 79c, 84, 87a, 89, 94
Options were granted in two or three equal tranches and are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

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

69, 73, 80, 81 & 90	Options were granted in one tranche and vested on the date on which board approval was obtained

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

85, 86, 88, 93
Options were granted in three equal tranches and are required to satisfy time-based vesting conditions. Time-based conditions restrict vesting to a maximum of one third at 6 months, two thirds at 9 months and full grant at 12 months.

87c
Options were granted in three tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

87b
Options were granted in four or five tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

92
Options were granted in four tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

Modifications to share-based payment arrangements
During the year ended June 30, 2024, as a result of a 1 for 4 pro-rata accelerated non-renounceable entitlement offer to existing eligible shareholders in December 2023, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 8.3. There were no further modifications made to share-based payment arrangements during the years ended June 30, 2024, June 30, 2023, and June 30, 2022.
c.    Fair values of share based payments
The weighted average fair value of share options granted during the years ended June 30, 2024, 2023 and 2022 were A$0.39, A$0.66 and A$0.56, respectively.
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
Risk free interest rate
This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.
Model inputs
The model inputs for the valuations of options approved and granted during the year ended June 30, 2024 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
84	31-Jul-23	0.92	1.18	64.95%	6.1 yrs	0%	3.84%
85	28-Nov-23	0.36	0.39	69.82%	6.3 yrs	0%	4.21%
86	28-Nov-23	0.36	0.39	69.82%	6.3 yrs	0%	4.21%
87	09-Jan-24	0.39	0.29	70.10%	6.2 yrs	0%	3.79%
87a	03-Jun-24	0.35	1.17	72.84%	5.8 yrs	0%	4.07%
87b	12-Jan-24	0.35	0.29	70.07%	6.1 yrs	0%	3.74%
87c(3)	30-Jun-24	0.35	0.99	72.72%	5.7 yrs	0%	4.08%
88	15-Nov-23	0.35	0.37	69.82%	6.3 yrs	0%	4.23%
89	28-Nov-23	0.37	0.39	69.82%	6.3 yrs	0%	4.21%
90	28-Feb-24	0.01	0.30	69.97%	0.2 yrs	0%	3.80%
92	11-Apr-24	0.35	0.89	72.66%	5.9 yrs	0%	3.90%
93	03-Jun-24	1.23	1.17	72.84%	6.4 yrs	0%	4.07%
94(3)	30-Jun-24	1.23	0.99	72.72%	6.3 yrs	0%	4.08%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
(3)Fair value estimated at June 30, 2024 as the valuation date under AASB2 has not been met as of June 30, 2024.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2024 was A$0.99.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2023 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
76	23-Nov-22	1.03	0.99	65.37%	6.3 yrs	0%	3.38%
77	23-Nov-22	1.01	0.99	65.37%	5.9 yrs	0%	3.38%
78	23-Nov-22	0.85	0.99	65.37%	6.1 yrs	0%	3.38%
79	09-Dec-22	1.13	1.04	65.43%	6.2 yrs	0%	3.11%
79a	21-Jun-23	1.03	1.18	65.04%	5.8 yrs	0%	3.88%
79b	16-Mar-23	1.13	0.97	65.29%	6.0 yrs	0%	2.99%
79c	23-Nov-22	1.03	0.99	65.37%	6.3 yrs	0%	3.38%
79d	07-Jul-23	1.01	1.15	64.98%	5.7 yrs	0%	4.19%
80	18-Nov-22	0.93	0.95	65.35%	6.1 yrs	0%	3.35%
81	18-Nov-22	4.60	0.95	65.35%	4.6 yrs	0%	3.35%
82	30-Dec-22	1.12	0.89	65.31%	6.3 yrs	0%	3.70%
83	06-Apr-23	1.03	0.97	65.17%	6.4 yrs	0%	2.90%
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

18. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	623,605	669,603	745,021
Other audit services(1)	33,180	180,339	67,238
Total remuneration of PricewaterhouseCoopers Australia	656,785	849,942	812,259

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	65,722	144,864	133,309
Total remuneration of Network firms of PricewaterhouseCoopers Australia	65,722	144,864	133,309
Total auditors' remuneration(2)	722,507	994,806	945,568
(1)Other audit services relates to services performed in connection with the filing of registration statements on the Form F-3.
(2)All services provided are considered audit fees for the purpose of SEC classification.

19. Losses per share

	Years Ended June 30,
	2024	2023	2022
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(8.91)	(10.53)	(13.38)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(8.91)	(10.53)	(13.38)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(8.91)	(10.53)	(13.38)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(8.91)	(10.53)	(13.38)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(87,956)	(81,889)	(91,347)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(87,956)	(81,889)	(91,347)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(87,956)	(81,889)	(91,347)

	2024 Number	2023 Number	2022 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	986,702,919	777,719,091	682,861,425
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	986,702,919	777,719,091	682,861,425
Options granted to employees and warrants (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares in the years ended June 30, 2024, 2023 and 2022. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2024, 2023 and 2022.
The calculations for the years ended June 30, 2023 and 2022 have been adjusted to reflect the bonus element in the entitlement offer to existing eligible shareholders which occurred during December 2023.

20. Parent entity financial information
a.    Summary financial information
The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2024	2023
Balance Sheet
Current Assets	37,166	28,850
Total Assets	958,323	890,120

Current Liabilities	30,709	11,941
Total Liabilities	33,358	15,282

Shareholders' Equity
Issued Capital	1,310,813	1,249,123
Reserves
Foreign Currency Translation Reserve	(261,745)	(261,377)
Share Options Reserve	91,940	86,274
Warrant Reserve	12,969	12,969
(Accumulated losses)/retained earnings	(229,012)	(212,165)
	924,965	874,824

Loss for the period	(16,847)	(18,848)
Total comprehensive loss for the period	(16,847)	(18,848)
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

22. Legal proceedings
A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018, and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. In June 2022, the firm Phi Finney McDonald commenced a second shareholder class action against the Company in the Federal Court of Australia asserting similar claims arising during the same period. The Australian class actions relate to the Complete Response Letter released by the FDA in September 2020 in relation to the Company's GvHD product candidate; they also relate to certain representations made by the Company in relation to our COVID-19 product candidate and the decline in the market price of the Company's ordinary shares in December 2020. The Australian class actions have been consolidated into one lawsuit. On August 21, 2024, the Company announced that the class action had been resolved subject to Federal Court approval and includes no admission of liability. In relation to the settlement of the class action, which was assessed as an adjusting subsequent event, the Group recognized a provision for litigation settlement as of June 30, 2024 in the consolidated balance sheet (inclusive of interest and costs), refer to Note 6(d). Given the settlement will be funded entirely by Mesoblast's insurers, the Group has also recognized an insurance asset within trade and other receivables in the consolidated balance sheet as of June 30, 2024, refer to Note 5(b)(i).
23. Summary of material accounting policies
This note provides the principal accounting policies adopted in the preparation of these consolidated financial statements as set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Mesoblast Limited and its subsidiaries.
a.    Change in accounting policies
There were no new accounting policies adopted by the Group that materially impacted the Group in the year ended June 30, 2024.
b.    Principles of consolidation
i.    Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2024 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
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
In June 2022, the Group amended the strategic partnership with Grünenthal and is eligible to receive payments up to US$112.5 million prior to product launch, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.
The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2024, as the performance obligation has not been met. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the years ended June 30, 2024, 2023 and 2022.
Tasly arrangement
In July 2018, the Group entered into a strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of the Group’s allogeneic MPC products, MPC-150-IM and MPC-25-IC. Tasly received all exclusive rights for MPC-150-IM and MPC-25-IC in China and Tasly will fund all development, manufacturing and commercialization activities in China.
The Group received a $20.0 million upfront technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group recognized $10.0 million from this $20.0 million up-front technology access fee at closing in October 2018 and the remaining $10.0 million was recognized in revenue in February 2020. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.
For the years ended June 30, 2024, 2023 and 2022, no revenue was recognized in relation to this strategic alliance with Tasly.
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
As part of the agreement, the Group received $5.9 million (€5.0 million) before withholding tax as a non-refundable up-front payment, a further payment of $5.9 million (€5.0 million) before withholding tax 12 months after the patent license agreement date, and a further $1.2 million (€1.0 million) product regulatory milestone payment in the year ended June 30, 2022. The Group is entitled to further payments up to €9.0 million when Takeda reaches certain product regulatory milestones. Additionally, the Group receive single digit royalties on net sales of Alofisel®.
In the years ended June 30, 2024, 2023 and 2022, the Group earned $0.4 million, $0.4 million and $0.3 million, respectively, of royalty income on sales of Alofisel® by our licensee Takeda.
No milestone revenue was recognized in the years ended June 30, 2024 and 2023 in relation to the Group's patent license agreement with Takeda entered into in December 2017. In the year ended June 30, 2022, $1.2 million milestone revenue was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease.

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
Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties in the twenties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group are entitled to an approximately 50% profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018, and for neonatal hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. The Group will receive royalties on TEMCELL product sales for licensed indications, if and when JCR begins selling TEMCELL for such indications in Japan. The Group applies the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognizes royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.
In the years ended June 30, 2024, 2023 and 2022, the Group recognized $5.5 million, $7.1 million, and $8.7 million in commercialization revenue, respectively, relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.
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
The research and development tax incentive credit is available for the Group’s research and development activities in Australia as well as research and development activities outside of Australia to the extent such non-Australian based activities relate to intellectual property owned by our Australian resident entities do not exceed half the expenses for the relevant activities and are approved by the Australian government. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending. In October 2020, the Australian Government introduced new legislation for the tax offset applicable to eligible companies for income tax years commencing from July 1, 2021. Per the new legislation, the tax offset for companies with an aggregated turnover of A$20.0 million or more is the Company’s corporate tax rate plus a rate between 8.5% and 16.5% depending on the proportion of research and development expenditures in relation to total expenditures. For companies with an aggregated turnover below A$20.0 million, the refundable research and development tax offset is 18.5% above the Company's tax rate.
The Group recorded $0.9 million and $3.5 million and $nil in research and development tax incentive income for the years ended June 30, 2024, 2023 and 2022, respectively. Within the $3.5 million recognized in the year ended June 30, 2023, $1.2 million pertained to the year ended June 30, 2023, $1.1 million pertained to the year ended June 30, 2022 and $1.2 million pertained to the year ended June 30, 2021. Management concluded it's assessment of qualifying activities during the year ended June 30, 2023 and recognized the relevant income for the years ended June 30, 2023, 2022 and 2021.

No income was recognized in the years ended June 30, 2022 and 2021 as management were yet to confirm if the Group's research and development activities were eligible under the incentive scheme.
f.    Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realizable value. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 2 Inventories; the provision is then reversed at the point when a high probability of regulatory approval is determined.
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
As of June 30, 2024 and June 30, 2023, there was $19.2 million and $22.4 million of pre-launch inventory recognized on the consolidated balance sheet that was fully provided for, respectively. The future commercial use of the remaining pre-launch inventory recognized on the consolidated balance sheet will be dependent on future discussions with the FDA and remains fully provided for.
For the year ended June 30, 2024, $3.2 million of pre-launch inventory was used for chemistry and manufacturing controls ("CMC") and research and development activities. For the years ended June 30, 2023 and 2022, $3.5 million and $7.0 million of pre-launch inventory costs have been recognized within Manufacturing Commercialization expenses in relation to the provision against the carrying value of pre-launch inventory, respectively.
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
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination or lease transaction that at the time of the transaction affects neither accounting, nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
Pillar Two legislation has been enacted or substantially enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is less than the threshold of €750 million.
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
In August 2023,the FDA issued a CRL to the Group's BLA for remestemcel-L for the treatment of pediatric SR-aGVHD and the Group considered this to be an impairment indicator that could cause the carrying amount of its intangible assets to exceed its recoverable amounts. As a result, the Group completed an impairment assessment on its MSC products and intangible asset and goodwill, which considered the impact of the FDA's CRL. An external valuation was also obtained for the MSC products for the impairment assessment performed as a result of the receipt of the CRL. No impairment of the in-process research and development and goodwill was identified.
In July 2024, as discussed in Note 15, the Group resubmitted its BLA for approval of remestemcel-L for the treatment of pediatric SR-aGVHD, and the FDA accepted the Group's BLA resubmission and set a PDUFA goal date of January 7, 2025. The outcome from the FDA decision on the Group's BLA resubmission could lead to a change in the assumptions used within the impairment assessment associated with SR-aGVHD that could cause the carrying amount of our intangible asset to exceed its recoverable amount.
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
n.    Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. As at June 30, 2024 and 2023, the Group did not have any derivative instruments that qualified for hedge accounting.
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
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The balance of funds drawn down is currently $50.0 million as of June 30, 2024. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75%

per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum.
On November 19, 2021, Oaktree were granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the initial draw down of funds from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance. Refer to Note 5(g)(vi) for more details on warrants issued.
On January 10, 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of initiating the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants was adjusted in accordance with the terms of these warrants. The warrants issued in November 2021 changed from 1,769,669 ADSs at $7.26 per ADS to 884,838 ADSs at $14.36 per ADS. The warrants issued in December 2022 changed from 455,000 ADSs at $3.70 per ADS to 227,502 ADSs at $7.24 per ADS.
In the years ended June 30, 2024, 2023 and 2022, respectively, the Group recognized losses of $2.3 million, $1.6 million and a minimal gain in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our facility. Within the $1.6 million loss recognized in the year ended June 30, 2023, $1.0 million related to the remeasurement due to additional warrants being issued to Oaktree as a result of the first amendment to the loan agreement and $0.6 million related to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
NovaQuest Capital Management, L.L.C.
On June 29, 2018, the Group entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022. All interest and principal payments (i.e. the amortization period) are deferred until the earlier of loan maturity or from after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("remestemcel-L for pediatric SR-aGVHD"). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge.
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
In the years ended June 30, 2024, 2023 and 2022, respectively, the Group recognized a loss of $0.1 million and gains of $0.9 million and $0.5 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
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

u.    Share-based payments
Share-based payments are provided to eligible employees, directors and consultants via the Employee Share Option Plan (“ESOP”).
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
Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Consolidated Income Statement when incurred. There were no variable lease payments that were expensed in the Consolidated Income Statement for the years ended June 30, 2024, 2023 and 2022. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.
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
•any initial direct costs; and
•restoration costs.
Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Low-value assets comprise IT-equipment, small items of office furniture or low-value storage costs.
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

Additional Australian Financial Reporting Requirements
Consolidated entity disclosure statement

As at June 30, 2024
Name of entity	Type of entity	Trustee, partner or participant in JV	% of share capital	Place of incorporation	Australian resident or foreign resident	Foreign jurisdiction(s) of foreign residents
Mesoblast Limited	Body corporate	—	—	Australia	Australian	N/A
Mesoblast, Inc.	Body corporate	—	100	United States of America	Foreign	United States of America
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Body corporate	—	100	Switzerland	Foreign	Switzerland
Mesoblast Australia Pty Ltd	Body corporate	Trustee(1)	100	Australia	Australian	N/A
Mesoblast UK Limited	Body corporate	—	100	United Kingdom	Foreign	United Kingdom
BeiCell Ltd	Body corporate	—	100	Cayman Islands	Australian	N/A
Mesoblast Employee Share Trust(2)	Trust	—	—	N/A	Australian	N/A
Mesoblast Employee Share Trust(3)	Trust	—	—	N/A	Australia	N/A
(1) Mesoblast Australia Pty Ltd is a trustee of Mesoblast Employee Share Trust established in 2011.
(2) Established in 2011
(3) Established in 2020

Basis of preparation
This consolidated entity disclosure statement ("CEDS") has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Determination of tax residency
Section 295 (3A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency.
In determining tax residency, the consolidated entity has applied the following interpretations:
•Australian tax residency
The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner's public guidance in Tax Ruling TR 2018/5.
•Foreign tax residency
Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Trusts
Australian tax law generally does not contain corresponding residency tests for trusts and these entities are typically taxed on a flow-through basis.
Additional disclosures on the tax status of trusts have been provided where relevant.

Directors’ Declaration
In the directors’ opinion:
(a)the financial statements and Notes set out on pages 164 to 234 are in accordance with the Corporations Act 2001, including:
(i)Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2024 and of its performance for the fiscal year ended on that date, and
(b)There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable, and
(c)the consolidated entity disclosure statement on page 235 is true and correct.
Note 1 ‘Basis of preparation’ confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.

/s/ Jane Bell	/s/ Silviu Itescu
Jane Bell	Silviu Itescu
Chair of Board	Chief Executive Officer
Melbourne, August 29, 2024

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Item 19.    Exhibits

Item
1.1*	Constitution of Mesoblast Limited adopted on November 28, 2023
1.2	Certificate of Registration of Mesoblast Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
4.1
Form of Amended and Restated Deposit Agreement between Mesoblast Limited and JPMorgan Chase Bank, N.A., as depositary, and Holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.2*	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among Mesoblast Limited, JP Morgan Chase Bank, N. A., as depositary, and all Holders of the American Depositary Receipts.
4.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
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

4.10*	Amendment to employment agreement, dated September 15, 2023, by and between Mesoblast Limited and Silviu Itescu.
4.11#
Form of employment agreement between Mesoblast Limited and executive officers (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

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

4.17✓
Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated October 12, 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.18✓
Second Supplementary Agreement for Additional License by and between Mesoblast International Sarl and JCR Pharmaceuticals Co., Ltd., dated June 5, 2019 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on September 9, 2019).

4.19
Employee Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333- 267663) filed with the SEC on December 20, 2022).

4.20✓
Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH, dated September 9, 2019 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.21✓
Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated October 9, 2019 (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on September 3, 2020).

4.22✓
Amendment to Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH dated June 30, 2021 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.23	Form of Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).
4.24✓
Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated November 19, 2021 (incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2022).

4.25
Form of Warrant, dated January 11, 2022, to purchase American Depositary Shares (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

4.26✓
First Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated December 22, 2022 (incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

4.27
Form of Warrant, dated March 7, 2023, to purchase American Depositary Shares (incorporated by reference to Exhibit 4.25 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

4.28✓
Third Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated May 19, 2023 (incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

4.29*✓
Fifth Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated February 29, 2024.

8.1	List of Significant Subsidiaries of Mesoblast Limited. (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm.
15.2	Share Trading Policy of Mesoblast Limited (incorporated by reference to Exhibit 15.2 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
97.1*	Recovery of Erroneously Awarded Incentive Compensation Policy
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2024.
99.2*	Auditor’s independence declaration, dated August 29, 2024.
101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited

By:	/s/ Jane Bell
Name:	Jane Bell
Title:	Chair of Board

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer
Dated: August 29, 2024