Form 20-F
period 2025-06-30
MESOBLAST LTD
filed 2025-08-29
CIK 1345099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025
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
1,279,967,187 Ordinary Shares
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
•the commercialization of Ryoncil® for pediatric SR-aGVHD and any other product candidates, if approved;
•regulatory or public perceptions and market acceptance surrounding the use of cell based therapies;
•the potential for Ryoncil® or any of our product candidates, if approved, to be withdrawn from the market due to patient adverse events or deaths;
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
•the pricing and reimbursement of Ryoncil® or any of our product candidates, if approved; and
•other risks and uncertainties, including those listed under the caption “Risk Factors”.
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
We are a biotechnology company in allogeneic cellular medicines for inflammatory diseases. Our first product approved by the United States Food and Drug Administration ("FDA"), Ryoncil® (remestemcel-L), is approved only in the United States for treatment of steroid-refractory acute graft-versus-host disease in pediatric patients of 2 months of age and older. We launched the product in March 2025 and product revenues are yet to exceed our operating expenses. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2025 was $102.1 million. As of June 30, 2025, we have accumulated losses of $1,010.9 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.
We anticipate that our expenses will increase as we progress commercialization, including scaling up our manufacturing activities and for infrastructure and logistics necessary to support the Ryoncil® commercialization as well as potential launches of other products. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our product candidates, obtain regulatory approval, and manufacture, market and sell those products for which we obtain regulatory approval. Our future revenue will depend upon the size of any markets in which our products receive approval, and our ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our products and product candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

We have recently started to generate revenue from product sales and may never be profitable.
Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals necessary to commercialize, and successfully commercialize our product candidates. Prior to March 2025, most our revenue came from licensing fees and royalty revenue. Since March 2025, we have been generating revenue from product sales (Ryoncil®). Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:
•completing research, preclinical and clinical development of our product candidates;
•seeking, obtaining and/or maintaining regulatory and marketing approvals for Ryoncil® and our product candidates for which we complete clinical studies;
•establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand for our Ryoncil® product in the United States and our product candidates, if approved;
•commercializing our Ryoncil® product in the United States and our product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing commercial and distribution capabilities necessary to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers, healthcare organizations and government agencies;
•obtaining market acceptance of our Ryoncil® product in the United States and our product candidates, if approved, as viable treatment options;
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
We anticipate incurring significant costs associated with commercializing and distributing Ryoncil® and any further approved product candidates. Our expenses could increase beyond expectations if we are required by the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other regulatory agencies, to perform clinical and other studies in addition to those that we currently anticipate. We may not become profitable and may need to obtain additional funding to continue operations.
We may require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital or establish and maintain strategic partnerships to provide funding support for our development programs could force us to delay, limit, reduce or terminate our product development or commercialization efforts.
Our operations have consumed substantial amounts of cash since inception. As of June 30, 2025, our cash and cash equivalents were $161.6 million. We have commenced generating revenue from our first approved product, Ryoncil®, from sales in the US market. However, we expect to continue to incur losses for the foreseeable future given our ongoing product manufacturing and development and selling, general and administration expenses for Ryoncil® and research and development expenses for our other product candidates. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:
•continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), remestemcel-L (Ryoncil®) and MPC-300-IV (inflammatory conditions) product candidates;
•progress commercialization of remestemcel-L, or Ryoncil®, for pediatric SR-aGVHD in the United States;
•seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;

•seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies and identify and apply for regulatory designations to facilitate development and ultimate commercialization of our products;
•establish and maintain collaborations and strategic partnerships with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure and/or external logistics to commercialize Ryoncil® in the United States and any other products for which we may obtain marketing approval;
•further develop and implement our proprietary manufacturing processes in both planar technology and our bioreactor programs, and expand our manufacturing capabilities and resources for commercial production;
•seek coverage and reimbursement from third-party payors, including government and private payors for Ryoncil® and future products;
•make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•seek to maintain, protect and expand our intellectual property portfolio;
•seek to attract and retain skilled personnel; and
•develop and maintain the compliance and other infrastructure necessary to support product commercialization and distribution.
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
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder or as a holder of the ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to do so at an earlier stage than would otherwise be ideal and/or may have to limit valuable rights to our intellectual property, technologies, product candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to commercialize Ryoncil® in the United States as well as develop and commercialize our product candidates.
As of June 30, 2025, we held total cash reserves of $161.6 million. We continue our focus on measured allocation of resources for our planned commercial, research and development activities and as a result reports net cash usage for operating activities of $50.0 million for the year ended June 30, 2025. Since the launch of Ryoncil® in late March 2025, we achieved net product sales of $11.3 million through to June 30, 2025. Current cash reserves, in conjunction with future revenue from sales of Ryoncil®, are sufficient to meet our forecast operating cash usage over the next twelve months. We are in the advanced stages of finalizing our plans to refinance our existing debt arrangements and we are confident that we will refinance our borrowings within the next twelve months from the signing of these financial statements to address our requirements for repayments as our borrowings mature. As a result, the consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business. If we are unable to obtain adequate funding or partnerships beyond the 12-month period we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.
The terms of our loan facilities with funds associated with Oaktree Capital Management, L.P. (“Oaktree”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.
On November 19, 2021, we entered into a loan agreement and guaranty with Oaktree, with a secured five-year senior debt facility. The principal balance at the end of the three-year interest only period was $52.2 million, which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of June 30, 2025 is $44.3 million. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a non-dilutive, eight-year term credit facility, repayable from receipts of net sales of Ryoncil® in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia, and we drew $30.0 million on closing. Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Under the terms of our Oaktree agreement the minimum unrestricted cash balance we need to maintain is $12.8 million and reduces at a proportionate rate with each quarterly repayment of principal. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Oaktree or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Oaktree or NovaQuest accelerates the repayment, we may not have sufficient funds to repay our existing debt. If we were unable to repay the owed amounts, Oaktree or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Oaktree, and a portion of our assets relating to the SR-aGVHD product as collateral under the loan facility with NovaQuest.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 80% of our cash and cash equivalents as of June 30, 2025 were denominated in U.S. dollars and 20% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, where a portion of our research and clinical trials are undertaken in Australia, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.
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
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our Ryoncil® product in the United States and our product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.
Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates
Our product candidates are based on our novel mesenchymal lineage cell technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. Ryoncil®, approved in December 2024, became the first mesenchymal stromal cell (MSC) therapy approved by FDA for any indication.
The success of our business depends on our ability to continue commercializing our Ryoncil® product in the United States as well as developing and commercializing our product candidates, if approved. We have concentrated our product research and development efforts on our mesenchymal lineage cell platform, a novel type of cell therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience in the future related to our mesenchymal lineage cell platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.
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
In addition, our ongoing clinical trials may be affected by delays caused by disruptive events outside our control, such as delays in monitoring and data collection as a result of geopolitical instability, changes in government policies and funding impacting FDA resources and hospital services, significant climate events and pandemics, including due to prioritization of hospital resources, travel restrictions, and the inability to access sites for patient monitoring.
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
We are developing MPC-150-IM, which will focus on patients with heart failure with reduced ejection fraction associated with ischemic and/or diabetic etiology, and remestemcel-L (Ryoncil®), which focuses on SR-aGVHD for adults. The patients who receive our product candidates are very ill due to their underlying diseases.
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
Ryoncil® and any future product candidates that are approved in the United States or in other jurisdictions will continue to be subject to ongoing regulatory requirements relating to the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, advertising, promotion, distribution, sale, storage, packaging, pricing, import or export, record-keeping and submission of safety and other post-market information for all approved product candidates. In the United States, this includes both federal and state requirements. In particular, as a condition of approval of a BLA, the FDA may require a REMS, to ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. Moreover, regulatory approval may require substantial post-approval (Phase 4) testing and surveillance to monitor the drug’s safety or efficacy. Delays in the REMS approval process could result in delays in the BLA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize our product candidates, and dramatically reduce their market potential thereby adversely impacting our business, results of operations and financial condition. Post-approval study requirements could add additional burdens, and failure to timely complete such studies, or adverse findings from those studies, could adversely affect our ability to continue marketing the product.
Any failure to comply with ongoing regulatory requirements, including post-marketing requirements and commitments as well as post-approval discovery of previously unknown problems, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, may significantly and adversely affect our ability to generate revenue from our product candidates, and may result in, among other things:
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
In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar”, or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. In the United States, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars causing the price for our products and our potential market share to suffer, resulting in lower product sales.
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
We are a party to, and continue to seek additional, collaboration arrangements with biopharmaceutical companies for the development and/or commercialization of our current and future product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining certain development and commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for Ryoncil® or our product candidates, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Any failure to meet our clinical milestones with respect to an unpartnered product candidate would make finding a collaborator more difficult. Moreover, collaboration arrangements are complex, costly and time consuming to negotiate, document and implement, and we cannot guarantee that we can successfully maintain such relationships or that the terms of such arrangements will be favorable to us. If we fail to establish and implement collaboration or other alternative arrangements, the value of our business and operating results will be adversely affected.
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

Risks Related to Our Manufacturing and Supply Chain
We have limited experience manufacturing Ryoncil® or our product candidates at a commercial scale. We may not be able to manufacture Ryoncil® or our product candidates in quantities sufficient for any current or future commercial demand for Ryoncil® or our product candidates.
We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). In 2023, FDA conducted a pre-license inspection of the manufacturing process of Ryoncil® which did not result in the issuance of a Form 483 and there were no observed concerns. Following approval of Ryoncil®, the process is subject to continued surveillance inspections, typically on a 3 year cycle, to ensure ongoing compliance with Good Manufacturing Practices.
The production of any biopharmaceutical, particularly cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture Ryoncil® or our product candidates in the quantities and with the quality needed and in a timely manner for clinical trials, regulatory approval(s), and/or any resulting commercialization.
If we are unable to do so, our clinical trials and commercialization efforts, if any, may not proceed in a timely fashion and our business will be adversely affected. We may be required to manufacture the product in large quantities to meet demand for Ryoncil® and any of our product candidates that may be approved for commercialization and marketing. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to additional and more demanding regulatory standards. Although we believe that we have developed processes and protocols that will enable us to consistently manufacture commercial-scale quantities of product, we cannot provide assurance that such processes and protocols will enable us to manufacture Ryoncil® or our product candidates in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.
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
Global events and geopolitical tensions may adversely impact the manufacturing and commercialization of Ryoncil®, and other product candidates.
On October 17, 2019, we announced that we had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the launch of Ryoncil®. We currently also manufacture our other product candidates with Lonza Singapore.
Due to the after-effects of the COVID-19 pandemic, recent geopolitical instability, and introduction of tariffs, we have experienced some challenges in the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of Ryoncil® and other product candidates could be adversely affected if those impacts and impacts from other disruptive events such as significant climate and geopolitical events are experienced, with potential for increased costs.
Our supply chain could also be adversely affected by geopolitical tensions and government regulations, such as tariffs, trade restrictions, sanctions, and other regulatory requirements. Recent rhetoric concerning changes to domestic and foreign trade policies has introduced uncertainty as to whether and to what extent new tariffs or restrictions will be adopted in the United States or in other countries as a response to United States trade policy. Such changes may impact global demand and competitiveness for our products, our ability to hire qualified personnel, the conditions under which we can import or export raw materials in relation to drug development, and whether we are able to sell our products in certain countries. International tension, logistics challenges, supply chain constraints, and labor shortages may lead to an increase in costs, inflation, and changes in fiscal and monetary policy including fluctuating interest rates. These changes could have an adverse effect on our operations, long-term forecasting and profitability.
We rely on contract manufacturers to supply and manufacture Ryoncil® and our product candidates. Our business could be harmed if our contract manufacturer fails to provide us with sufficient quantities of Ryoncil® or these product candidates or fails to do so at acceptable quality levels or prices.
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture Ryoncil® or any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture Ryoncil® and our mesenchymal lineage cell product candidates. Relying on Lonza to manufacture Ryoncil® and our mesenchymal lineage cell product candidates entails risks, and Lonza may:
•cease or reduce production or deliveries, raise prices or renegotiate terms;
•be unable to meet any product specifications and quality requirements consistently;
•delay or be unable to procure or expand sufficient manufacturing capacity, which may harm our reputation or frustrate our customers;
•not have the capacity sufficient to support the scale-up of manufacturing for Ryoncil® or our product candidates;
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
•experience failure of third parties involved in the transportation, storage or distribution of our products, including the failure to deliver supplies it uses for the manufacture of Ryoncil® and our product candidates under specified storage conditions and in a timely manner;
•terminate agreements with us; and
•appropriate or misuse our trade secrets and other proprietary information.
Any of these events could lead to delays in the development of our product candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our product candidates, or it could impact our ability to successfully commercialize Ryoncil®, our current product candidates or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.
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

We may not be able to manufacture or commercialize Ryoncil® our product candidates in a profitable manner.
We have implemented a business model under which we control the manufacture, supply and distribution of Ryoncil® our product candidates, including but not exclusively, through our product suppliers, including Lonza. There can be no assurance as to whether we and our suppliers will be able to scale-up the manufacturing processes and implement technological improvements in a manner that will allow the manufacture of Ryoncil® our product candidates in a cost effective manner. Our or our collaborators’ inability to sell Ryoncil® our product candidates at a price that exceeds our cost of manufacture by an amount that is profitable for us will have a material adverse result on the results of our operations and our financial condition.
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
We and our collaborators depend on a limited number of suppliers for Ryoncil®'s and our product candidates’ materials, equipment or supplies and components required to manufacture Ryoncil® and our product candidates. The loss of these suppliers, or their failure to provide quality supplies on a timely basis, could cause delays in our current and future capacity and adversely affect our business.
We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture Ryoncil® and our product candidates, as well as various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for chronic lower back pain). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of Ryoncil® or our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:
•our or our collaborators’ suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture Ryoncil® or our product candidates geopolitical and/or economic instability adversely or the impact of climate events affecting the supply chain;
•we or our collaborators may be unable to locate suitable replacement suppliers on acceptable terms or on a timely basis, or at all; and
•delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

We and our collaborators and Lonza are subject to significant regulation with respect to manufacturing Ryoncil® and our product candidates. The Lonza manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.
All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing manufacturers, including Lonza, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with current international Good Manufacturing Practice and other international regulatory requirements. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product and product candidates. We, our collaborators, or suppliers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to current Good Laboratory Practice and current Good Manufacturing Practice regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Other than Ryoncil®, Lonza and other suppliers have never produced a commercially approved cellular therapeutic product and therefore have not yet obtained the requisite regulatory authority approvals to do so.
The regulatory authorities may, at any time before or after product approval, audit or inspect a manufacturing facility involved with the preparation of our product and product candidates or raw materials or the associated quality systems for compliance with the regulations applicable to the activities being conducted. In 2023, FDA conducted a pre-license inspection of the manufacturing process of Ryoncil® which did not result in the issuance of a Form 483 and there were no observed concerns. Although we oversee each contract manufacturer involved in the production of our product and product candidates, we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements. If the contract manufacturer is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition. If the manufacturer fails to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.
We rely on third parties to perform many necessary services for the commercialization of Ryoncil® and our product candidates, including services related to the distribution, storage and transportation of our products.
We rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, Ryoncil® and our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, the remaining shelf-life of Ryoncil® and our product candidates could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand. Likewise, the after-effects from the COVID-19 pandemic, geopolitical and economic instability, and climate events may adversely impact access to raw materials and distribution, storage and transportation of our products, and the cost of those activities.
Product recalls or inventory losses caused by unforeseen events may adversely affect our operating results and financial condition.
Ryoncil® and our product candidates are manufactured, stored and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture, storage and distribution of Ryoncil® and our product candidates, subjects us to risks. For example, during the manufacturing process we have from time to time experienced several different types of issues that have led to a rejection of various batches. Historically, the most common reasons for batch rejections include major process deviations during the production of a specific batch and failure of manufactured product to meet one or more specifications. While product candidate batches released for the use in clinical trials and product batches released for commercialization undergo sample testing, some latent defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in Ryoncil® and our product candidates not complying with stability requirements or specifications. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches. In the event our production efforts require a recall or result in an inventory loss, our operating results and financial condition may be adversely affected.
Risks Related to Commercialization of Our Product Candidates
Until approval of our next product candidate, we are substantially dependent on the commercial success of Ryoncil®. If we are unable to successfully commercialize or experience significant delays in doing so, our business will be materially harmed.
We have received approval for remestemcel-L in December 2024 and began commercializing remestemcel-L and selling it under the name Ryoncil®, beginning in March 2025. Our ability to offset our losses and sustain our business is largely dependent on sales of Ryoncil®. Until approval of our next product candidate, our success as a company is substantially dependent on our ability to generate revenue from the sales of Ryoncil®, which depends on many factors, including but not limited to, our ability to:
•maintain approval and expand the label of Ryoncil® into other therapeutic areas, or patient populations in the United States;
•obtain approval of Ryoncil® in other jurisdictions;
•achieve and maintain market acceptance of, and demand for Ryoncil®;
•demonstrate in the medical community the safety and efficacy of Ryoncil® and its potential advantages over and side effects compared to alternative treatments;
•execute our sales, marketing and distribution strategies for Ryoncil®;
•maintain and manage the necessary sales, marketing, distribution and other capabilities and infrastructure that are required to successfully commercialize Ryoncil®;
•adapt to any changes to the label for Ryoncil® that could place restrictions on how we market and sell Ryoncil®, including as a result of adverse events that may be observed in other studies;
•obtain payor coverage of and profitable payment rate for Ryoncil®;
•secure formulary inclusion at treatment centers by obtaining favorable reviews from key institutional committees, including high-cost, Pharmacy & Therapeutics (P&T), and safety committees.
•offer Ryoncil® at competitive prices as compared to alternative treatments;
•obtain adequate and timely supply of Ryoncil®, which may in the future be adversely affected by factors relating to our manufacturing capabilities, after-effects of the COVID-19 pandemic or geopolitical and/or economic instability adversely or the impact of climate events affecting the supply chain;
•comply with applicable legal and regulatory requirements;
•maintain the necessary licenses and permits required for the sale of Ryoncil® and a pharmacovigilance system complying with applicable legal and regulatory requirements;
•enforce intellectual property rights in and to Ryoncil®; and
•avoid third-party patent interference or intellectual property infringement claims.
If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate material and continuing revenue from sales of Ryoncil®, which may materially impact the success of our business. As Ryoncil® is our first approved product and the remainder of our product candidates are in preclinical or clinical development, we have limited experience as a commercial company and there is limited information about our ability to achieve these factors or overcome many of the challenges encountered by companies commercializing products in the biopharmaceutical industry.
Our future commercial success depends upon attaining significant market acceptance of Ryoncil® and our product candidates, if approved, among physicians, patients and healthcare payors.
Even when product development is successful and regulatory approval has been obtained, such as in the case of Ryoncil®, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell therapy-based products, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of Ryoncil® or our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more or different resources than are required by the conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval of our product candidates, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of Ryoncil® and each of our product candidates will depend on a number of factors, including:
•the efficacy and safety of Ryoncil® or the product candidate, as demonstrated in clinical trials;
•the clinical indications for which the product is approved, and the label approved by regulatory authorities for use with the product, including any warnings or contraindications that may be required on the label;
•acceptance by physicians, patients, and with pediatric indications by parents/caregivers of the product as a safe and effective treatment;
•high-technology products such as cell therapies are typically administered at highly specialized treatment centers. Access to these centers requires approval by multiple institutional committees, including Pharmacy & Therapeutics (P&T) review committees. If approval is not granted by any of these committees, the therapy cannot be used within those institutions, which may limit market access and uptake;
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
Market acceptance is critical to our ability to generate significant revenue. Ryoncil®, and any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.
If, in the future, we are unable to establish our own commercial capabilities across sales, marketing and distribution, or enter into licensing or collaboration agreements for these purposes, we may not be successful in independently commercializing Ryoncil® or any future products.
We have limited sales, marketing or distribution infrastructure and experience. Commercializing Ryoncil® and our product candidates, if such product candidates obtain regulatory approval, will require significant sales, distribution and marketing capabilities. Where and when appropriate, we may elect to utilize contract sales forces or distribution collaborators to assist in the commercialization of Ryoncil® and our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution/price reporting services for Ryoncil® and/or our product candidates, the resulting revenue or the profitability from this revenue to us may be lower than if we had sold, marketed and distributed that product ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute Ryoncil® or any future products or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our current or any future products effectively.

To the extent we are unable to engage third parties to assist us with these functions, we will have to invest significant amounts of financial and management resources, some of which in relation to any future product approvals, will need to be committed prior to any confirmation that product candidate will be approved. For Ryoncil® and future products for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:
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
The biopharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of our potential competitors have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in conducting clinical trials, obtaining regulatory approvals, manufacturing pharmaceutical and biologic products and commercializing such therapies. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds that could make Ryoncil® or our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our product candidates or competitors to our product candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in cell therapies. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and results of operations will suffer.
Our marketed products may be used by physicians for indications that are not approved by the FDA. If the FDA finds that we marketed our products in a manner that promoted off-label use, we may be subject to civil or criminal penalties.
Under the Federal Food, Drug and Cosmetic Act (“FDCA”), and other laws and regulations, we are prohibited from promoting our products for off-label uses. This means, for example, that we would not be able to make claims about the use of our marketed products outside of their approved indications, and we would not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. The FDA does not, however, prohibit physicians from prescribing products for off-label uses in the practice of medicine. Should the FDA determine that our activities constituted the promotion of off-label use, the FDA could issue a warning or untitled letter or, through the Department of Justice, bring an action for seizure or injunction, and could seek to impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, and also may figure into civil litigation against us.
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
Heightened publicity and scrutiny of pharmaceutical pricing practices in the United States has resulted in several presidential executive orders, congressional inquiries, and federal and state legislation designed to increase transparency of product pricing and reimbursement methodologies. At the state level, legislatures have increasingly passed price control legislation, including price or patient reimbursement constraints, discounts, product access restrictions, marketing cost disclosures, and other transparency measures.
We cannot predict the likelihood, nature or extent to which such healthcare measures might impact the biotechnology industry, particularly in light of recent United States presidential and congressional elections.
In addition, the Inflation Reduction Act of 2022, which, among other things, includes policies that are designed to have a direct impact on drug prices and reduce drug spending by the federal government. There have been a number of judicial challenges to certain aspects of each law. We can provide no assurance that laws such as the Affordable Care Act, the Inflation Reduction Act, or other will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.
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
Third-party payors, such as government programs, including Medicare or Medicaid in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit or delay coverage of or reimbursement for newly approved healthcare products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors, including the third-party payor’s determination that use of a product, including our Ryoncil® product, is:
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
There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and coverage may be more limited than the purposes for which the drug is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover our and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments and treatment codes for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop, including Ryoncil®, could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
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
Due to the novel nature of our cell therapy and the potential for Ryoncil® or our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for Ryoncil® and these product candidates.
Our target patient populations for Ryoncil® and some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of Ryoncil® and our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell Ryoncil® and our product candidates will be adversely affected. Due to the novel nature of our cell therapy technology, the manner and level at which reimbursement is provided for services related to Ryoncil® and our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials and related cost benefit analyses do not clearly demonstrate the efficacy or overall value of Ryoncil® or our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.
Price controls may be imposed in foreign markets, which may adversely affect our future profitability.
In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Ryoncil® or our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be adversely affected.
If the market opportunities for Ryoncil® or our product candidates are smaller than we believe they are, our revenues may be adversely affected and our business may suffer. Because the target patient populations of Ryoncil® and certain of our other product candidates are small, we must be able to successfully identify physicians with access to appropriate patients and achieve a significant market share to maintain profitability and growth.
Our projections of the number of people with diseases targeted by Ryoncil® or our product candidates are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. In addition, physicians who we believe have access to patients in need of our products may in fact not often treat the diseases targeted by Ryoncil® or our product candidates, and may not be amenable to use of our product. Further, the number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.
We are exposed to risks related to our licensees and our international operations, and failure to manage these risks may adversely affect our operating results and financial condition.
We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political, health or military conditions in such countries. We may enter into agreements with third parties to market Ryoncil®, or any of our product candidates that are approved for commercialization, on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:
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
•tariffs imposed by the U.S. on goods from other countries, including the recently implemented tariffs and additional tariff that have been proposed by the U.S. government on imports from various countries and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on products such as ours, the scope and duration of which, if implemented, remains uncertain;
•deterioration of geopolitical relations which could have a material adverse effect on our supply chains, and sales and operations;
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
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of Ryoncil® and our product candidates.
We face an inherent risk of product liability as a result of the human use of our products and product candidates and face an even greater risk related to the commercialization of our products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product design, testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection and other acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•decreased demand for our products, even if such products are approved;
•injury to our reputation;
•withdrawal of clinical trial participants;
•costs to defend the related litigations;
•a diversion of management’s time and our resources;
•substantial monetary awards to trial participants or patients;
•initiation of investigations by regulators;
•product recalls, withdrawals, or labeling, marketing or promotional restrictions;
•increased cost of liability insurance;
•loss of revenue;
•the inability to commercialize our products; and
•a decline in our ordinary share price.
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
Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property for Ryoncil® and our product candidates. Patents might not be issued or granted with respect to our patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current product or any future products, or fail to otherwise provide us with any competitive advantage. As such, we do not know the degree of future protection that we will have on our proprietary products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to Ryoncil® and our product candidates and proprietary technology could have a material adverse impact on our business.
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
The scope and extent of patent protection for Ryoncil® and our product candidates are particularly uncertain. To date, our principal product candidates have been based on specific subpopulations of known and naturally occurring adult stem cells. We anticipate that the product candidates we develop in the future will continue to include or be based on the same or other naturally occurring stem cells or derivatives or products thereof. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use and methods of manufacture, any or all of them may not be subject to effective patent protection. Publication of information related to our products and product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be declared invalid. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with our product candidates. We may also face competition from companies who develop a substantially similar product to our other product candidates that may not be covered by any of our patents.
Filing, prosecuting and defending patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our current or future products, if any, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
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
If third parties claim that intellectual property used by us infringes upon their intellectual property, commercialization of Ryoncil® and our product candidates and our operating profits could be adversely affected.
There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources, and could delay or prevent us from commercializing Ryoncil® and our product candidates. Our competitive position could suffer as a result. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to Ryoncil® and our product candidates, we have not conducted a freedom-to-operate search or analysis for our product candidates, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. Thus, we cannot guarantee that Ryoncil® and our product candidates, or our commercialization thereof, do not and will not infringe any third party’s intellectual property.
If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity of Ryoncil® and our product candidates, our business may be materially harmed.
Depending on the timing, duration and specifics of FDA marketing approval of Ryoncil® and our product candidates, if any, one of the U.S. patents covering each of such approved product(s) or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of our product candidates, including by the EMA in the EU or the PMDA in Japan. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. In addition, if a patent we wish to extend is owned by another party and licensed to us, we may need to obtain approval and cooperation from our licensor to request the extension.
If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period before we might face generic or follow-on competition could be shortened and we may not be able to stop our competitors from launching competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks Related to Our Business and Industry
If we fail to attract and keep senior management and key scientific, commercial, regulatory affairs and other personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials, continue commercializing Ryoncil® and commercialize our other product candidates.
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
Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements, and insider trading.
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
We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2025, our cumulative operating losses have a total potential tax benefit of $212.2 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.
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
•the federal Inflation Reduction Act (“IRA”) which, among other things, requires the federal government to negotiate the selling price of certain high-expenditure single-source biologics, penalizes manufacturers that raise prices of Medicare Part B and Part D beyond the rate of inflation, and establishes a manufacturer discount program which significantly lowers beneficiary maximum out-of-pocket costs;
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
Each of these continually evolving laws may be subject to varying interpretations, and any failure to comply with these laws, or the regulations adopted thereunder, could result in administrative, civil, and/or criminal penalties, and could result in a material adverse effect on our reputation, business, results of operations and financial condition.
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
We expect that new laws and regulations concerning data privacy and security will continue to be proposed, and we cannot yet determine the impact such future laws, regulations or standards might have on our business. If the scope and requirements of these laws are interpreted in a manner that is inconsistent with our business practices, it could make our operations less efficient and result in competitive disadvantages.

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
In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Further, we would be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards and comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer would be higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.
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
As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act and related rules implemented by the SEC and Nasdaq, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially regulatory investigations and enforcement and/or civil litigation.
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
We are increasingly dependent on critical, complex, and interdependent information technology systems (IT systems), including cloud-based software and external servers, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The information and data processed and stored in our IT systems, and those of our research collaborators, CROs, contract manufacturers, suppliers, distributors, or other third parties for which we depend to operate our business, may be vulnerable to cybersecurity breaches from unauthorized activity by our employees, contractors or malware, hacking, business email compromise, phishing or other cyberattacks directed by other parties. Such breaches can result in loss, damage, denial-of-service, unauthorized access or misappropriation and may pose a risk that sensitive data, including our intellectual property, trade secrets or personal information of our employees, patients, customers or other business partners may be exposed to unauthorized persons or to the public. In addition, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. Working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, manufacturing sites, clinical trial sites, and other third parties.
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
•actual or anticipated fluctuations in our financial and operating results, including revenue from the commercialization of Ryoncil®, or those of our competitors;
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
Our ADSs are listed on the Nasdaq and our ordinary shares are listed on the ASX. The dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could be adversely affected by trading in our ordinary shares on the ASX, and vice versa.
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
As a “foreign private issuer”, as defined in Rule 405 under the Securities Exchange Act of 1933, as amended (the “Securities Act”), we follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For example, we follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings. This difference may result in a board that is more difficult to remove and less shareholder approvals required generally. In addition, we follow home country practice instead of the Nasdaq Global Select Market requirement to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. The above differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under the Nasdaq Global Select Market rules.
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
If we are or become classified as a passive foreign investment company, our U.S. security holders may suffer adverse tax consequences.
Based upon an analysis of our income and assets for the taxable year ended June 30, 2025, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E - "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".
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
Mesoblast Ltd
Level 38
55 Collins Street
Melbourne VIC 3000
Australia
Telephone: +61 3 9639 6036
Web: www.mesoblast.com
Our agent for service of process in the United States is Mesoblast Inc., W.R. Grace Building, 1114 6th Avenue, 4th Floor, New York, NY 10036. All information we file with the SEC is available through the SEC's Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC's website at www.sec.gov.
For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.
Important Corporate Developments
Fiscal year 2025 to date of annual report

July 2025
Mesoblast provided a commercial launch update for Ryoncil® (remestemcel-L-rknd). More than 25 transplant centers have been onboarded since product launch. Coverage for Ryoncil® continues to expand with over 250 million US lives insured by commercial and government payers. Federal Medicaid coverage by Centers for Medicare and Medicaid (CMS) is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1 in all US states.

Mesoblast received the United States Food and Drug Administration ("FDA") minutes from its Type B meeting for Revascor® (rexlemestrocel-L) confirming alignment on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post approval in ischemic heart failure with reduced ejection fraction (HFrEF).

June 2025
Held a Type B meeting with FDA for Revascor® to discuss components of a potential filing for accelerated approval in the treatment of patients with ischemic chronic HFrEF and inflammation implanted with a left ventricular assist device (LVAD).

Announced an upcoming meeting with FDA to discuss a pivotal trial of Ryoncil® in adults with steroid-refractory acute graft versus host disease (SR-aGvHD). The trial will be conducted with the NIH-funded Bone Marrow Transplant Clinical Trials Network (BMT-CTN), the objective being to extend the product’s label from children to adults with SR-aGvHD.

May 2025	Received seven years of orphan-drug exclusive approval from FDA for Ryoncil® for treatment of SR-aGvHD in pediatric patients 2 months of age and older

April 2025	Appointed Lyn Cobley to the Mesoblast Board of Directors

Provided an update on its plans to meet with FDA to discuss the accelerated approval pathway for Revascor® in the treatment of patients with ischemic chronic HFrEF and inflammation.

March 2025
Announced the first three children with SR-aGvHD will commence Ryoncil®. Mesoblast entered into the Medicaid National Drug Rebate Agreement (NDRA) with the CMS, Department of Health and Human Services to provide inpatient and outpatient access to Ryoncil® for children covered by Medicaid who have SR-aGvHD.

Ryoncil® became available for purchase in the U.S.

Ryoncil® product information became available in all four major drug pricing compendia in U.S.

Mesoblast addition to the S&P Dow Jones Indices’ S&P/ASX 200 Index

February 2025	Announced the wholesale acquisition cost of Ryoncil® for pediatric patients with SR-aGVHD based on economic value of the treatment and planned product availability in the quarter.

Appointed Dr. Gregory George MD PhD, Mesoblast's largest shareholder, to the Board of Directors.

January 2025	Provided an update on the progress of the U.S. commercial launch of Ryoncil® for SR-aGvHD in pediatric patients 2 months and older and key upcoming milestones for our late-stage pipeline.

Completed a global private placement primarily to existing major US, UK, and Australian shareholders raising approximately US$160.0 million (A$260 million)

December 2024
The FDA approved Ryoncil® as the first mesenchymal stromal cell (MSC) therapy in the United States. Ryoncil® is the only MSC therapy approved in the U.S. for any indication, and the only approved therapy for SR-aGvHD in children 2 months and older, including adolescents and teenagers.

Announced Mesoblast’s addition to the Nasdaq Biotechnology Index (Nasdaq: NBI) as part of the annual reconstitution of the 2024 Nasdaq index.

The FDA granted Revascor® (rexlemestrocel-L) Regenerative Medicine Advanced Therapy (RMAT) designation following submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (HLHS), a potentially life-threatening congenital heart condition.

Announced a key publication in the online issue of the prestigious peer-reviewed European Journal of Heart Failure (EJHF), which reports that a single intramyocardial injection of the Company’s allogeneic cell therapy Revascor® (rexlemestrocel-L) results in improved survival in high-risk patients with ischemic heart failure and inflammation.

August 2024	Announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, has been resolved subject to Federal Court approval. The settlement (inclusive of interests and costs) will be funded entirely by Mesoblast's insurers and includes no admission of liability.

July 2024
Announced the FDA accepted our Biologics License Application ("BLA") resubmission for Ryoncil® (remestemcel-L) in the treatment of children with steroid-refractory acute graft versus host disease ("SR-aGVHD"). FDA considered the resubmission to be a complete response and set a Prescription Drug User Fee Act ("PDUFA") goal date of January 7, 2025.

The confirmatory Phase 3 trial of rexlemestrocel-L in patients with chronic low back pain ("CLBP") due to inflammatory degenerative disc disease of less than five years duration has commenced enrollment at multiple sites across the United States.

Mesoblast resubmitted its BLA for approval of Ryoncil® in the treatment of children with SR-aGVHD.

Environmental, Social and Governance (“ESG”) Statement
Introduction: Our Approach to Sustainability
Mesoblast's most significant contribution to sustainability lies in its core mission: expanding access to innovative treatments for patients with serious and often underserved medical conditions. These include steroid-refractory acute graft versus host disease (SR-aGVHD), cardiovascular diseases, immune-mediated and inflammatory conditions, oncology and haematology disorders, and spine and orthopaedic diseases – subject to regulatory approvals.
This purpose delivers not only substantial social impact and potential financial value, but also underpins how the Company operates. Mesoblast places high value on its people, recognizing them as critical assets and investing in their development. The Company also maintains a light environmental footprint and is guided by a strong ethical and governance framework.
Together, these elements position Mesoblast to deliver on its mission sustainably and effectively over the medium to long term.
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

Acknowledging that sustainability is an overarching concept that can be applied to all areas of business finance, operations and impact, for the purposes of this Statement, we specifically focus on key environmental, social and governance (“ESG”) matters. When assessing and reporting our ESG initiatives and performance, we take into account:
•Mesoblast’s size and stage in its growth cycle: it is a commercial stage biotechnology company with fewer than 100 employees, limited manufacturing and a recently FDA approved product in the United States. This means that some reporting topics will be less relevant for us and our stakeholders until we grow our product portfolio and operations; and
•Appropriate sustainability standards: for example, the Sustainability Accounting Standards Board’s (“SASB”) Biotechnology & Pharmaceuticals Sustainability Accounting Standard, the Global Reporting Initiative’s (“GRI”) Universal Standards, and the Biopharma Investor ESG Communications Guidance 4.0 are relevant.
We identified the following material ESG topics based on an assessment of their impact on the business and our understanding of their importance to stakeholders:
1.Corporate Governance
2.Business Ethics, Integrity, and Compliance
3.Risk Management

4.Human Capital Management
5.Product Quality and Patient Safety
6.Ethical Marketing
7.Supply Chain Management
8.Access to Healthcare
9.Environment
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
Mesoblast’s Board of Directors (the “Board”) provides oversight of the Company’s ESG-related risks and opportunities on a regular basis at Board meetings, and in particular focus through its two committees:
•Nomination and Remuneration Committee (“NRC”)
•Audit and Risk Committee (“ARC”)
The NRC assists the Board in the discharge of its responsibilities, and in particular to ensure that there is an environment where the Board can carry out effective and responsible decision-making and oversight, including on ESG matters such as fair remuneration and health & safety. Since June 2022, all independent, Non-Executive Directors of the Board are members of the NRC, reflecting the importance the Board places on ESG.
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
2.Business Ethics, Integrity, and Compliance
We are committed to the highest standards of ethical conduct and transparency in the way we deal with our patients, healthcare providers, employees, strategic partners, and other important stakeholders. We comply with all national and local laws and regulations applying to our Company. Zero cases of material non-compliance occurred in FY25.
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
No issues of Code non-compliance have been brought forward to the Board in FY25.
Mesoblast has an Anti-Bribery and Anti-Corruption Policy and complies with global and regional laws preventing corrupt business practices and bribery, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act.
We have a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. Under the Disclosure of Complaints and Concerns Policy, Mesoblast personnel are entitled to robust employment protections if they report concerns and suspected violations covered under the policy. Personnel can report to Legal, Chair of the Board, or other officers or senior managers, and may do so anonymously. Further, Mesoblast’s Fair Treatment Policy requires personnel to report workplace harassment and prohibits retaliation of any kind against anyone who does so in good faith. During FY25, Mesoblast was in compliance with the Fair Treatment Policy. The Company is satisfied that it adhered to its policies in all material respects.
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
Mesoblast’s risk management group is part of executive management. This group is responsible for designing, implementing, monitoring, and reporting on Mesoblast’s management of material business risks and the effectiveness of Mesoblast’s risk management and internal control system. ESG risks have been incorporated into and are considered as part of Mesoblast’s risk management system. Mesoblast's risk management group regularly reviews Mesoblast’s risks across its business and operations, and Mesoblast’s material business risks and risk management framework are reviewed at least annually by the ARC.

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

Table – Gender diversity statistics*

Gender	FY25 Senior Executives**	FY25 Total Workforce	FY24 Senior Executives**	FY24 Total Workforce
Male	7	36	7	35
Female	3	45	3	38
Other	—	—	—	—
% Female	30%	56%	30%	52%
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
4.2Health and Safety
Mesoblast provides a workplace that is clean and safe for all associates and one that complies with health and safety laws. As an organization whose activities are predominantly office and laboratory based, Mesoblast chooses to track its safety record using total recordable incident frequency rate (“TRIFR”) i.e., number of recorded injuries for each one million hours worked. No incidents were recorded for FY25. An Environment Health and Safety Management System and supporting policies have been developed and aligned for each jurisdiction in preparation for company wide training. Mesoblast continued to implement hybrid/flexible working arrangements and the employee assistance program was made available across all sites.
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
In FY25, the voluntary turnover rate was approximately 8% with 44% male and 56% females departing the Company. Exit interviews are conducted with all departing employees and trends are monitored so that actions to minimize the turnover can be taken. Mesoblast employed one female and one male for two approved replacement roles. While acting and higher duty opportunities were minimal during this period, job profiles were prepared to enable existing employees to consider lateral moves based on competence rather than years of service, where appropriately credentialed.
We provide opportunities for all colleagues to participate in professional training and education so they can enhance their skill sets and career. During FY25, employees were given the opportunity to participate in a development program that is linked to the annual Performance Management System.

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
5.Product Quality and Patient Safety
5.1Scientific Research and Innovation
Over the past decade there has been a surge of interest internationally in the cutting-edge science of cellular medicines and their use in treating a wide range of diseases.
Mesoblast is a commercial stage biotechnology company with a significant clinical pipeline of advanced staged product candidates. We work in close collaborative associations with leading cell therapy research centers, as well as having our own in-house R&D laboratories and specialists. We ensure rigorous scientific investigations are performed with well-characterized cell populations in order to understand mechanisms of action for each potential medical application. We undertake extensive pre-clinical translational studies to guide subsequent clinical trials.
5.2Use of Stem Cells
Mesoblast’s novel allogeneic product candidates are based on rare (approximately 1:100,000 in bone marrow) mesenchymal lineage cells that respond to tissue damage, secreting mediators that promote tissue repair and modulate immune responses.
Mesenchymal lineage cells are collected from the bone marrow of healthy adult donors, and proprietary processes are utilized to expand them to a uniform, well-characterized, and highly reproducible cell population. This enables manufacturing an industrial scale for commercial purposes. Mesoblast’s cells can be administered to patients without the need for donor-recipient matching or recipient immune suppression.
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
In the United States, where the majority of our clinical development takes place, all of our product candidates are regulated as biological products by the Center for Biologics Evaluation and Research (“CBER”) in the FDA. Biological products are subject to federal regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service (“PHS”) Act, and other federal, state, local and foreign statutes and regulations. Both the FDCA and the PHS Act, as applicable, and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, import, export, reporting, advertising and other promotional practices involving drugs and biological products.
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

6.Ethical Marketing
Mesoblast is committed to complying with good marketing practices by adhering to applicable laws, regulations, relevant industry codes and internal policies and procedures, ensuring that all aspects of our marketing and communications reflect the highest standards of ethics, transparency, and responsibility. Mesoblast regularly trains employees on the Global Code of Conduct & Business Ethics, which prohibits off-label promotion, and provides a wide range of additional internal and external educational activities around good marketing practices for employees and healthcare professionals (HCPs).
We recognise that as a biotechnology company developing innovative, cell-based medicines, our stakeholders – including patients, HCPs, regulators, investors, and the broader community – place significant trust in the accuracy and integrity of the information we provide. Our ethical marketing principles are guided by the following commitments:
i.Patient-Centred Focus
•All marketing activities place patient welfare, safety, and access to care at the centre of decision-making.
•We avoid any practices that could misrepresent benefits, understate risks, or create unrealistic expectations of outcomes.
ii.Transparency and Accuracy
•We provide clear, evidence-based information that accurately reflects the scientific data, clinical trial outcomes, and regulatory status of our products and pipeline therapies.
•Communications are designed to support informed decision-making by patients, caregivers, and healthcare professionals.
iii.Compliance with Regulations
•All marketing and promotional activities comply with the laws, codes of practice, and ethical guidelines in the jurisdictions in which we operate.
•We proactively monitor evolving regulatory standards to ensure our practices remain best-in-class.
iv.Integrity in Engagement
•We foster respectful, responsible relationships with healthcare providers, patient groups, and industry stakeholders, ensuring interactions are free from undue influence.
•Sponsorships, collaborations, and educational activities are disclosed and aligned with our mission to improve patient outcomes.
v.Sustainability and Social Responsibility
•Our marketing approach reflects Mesoblast’s broader ESG commitments by supporting equitable access to medicines, encouraging responsible resource use, and advancing long-term social good.
•We are mindful of the impact of our communications across diverse communities and strive for inclusivity in all engagement.
Through these principles, Mesoblast upholds ethical marketing as a core part of our ESG strategy, ensuring that our innovations are promoted responsibly and with integrity, in line with our purpose to deliver transformative cell-based therapies for patients with serious and life-threatening diseases.
7.Supply Chain Management
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

7.1Manufacturing Safe Products
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
Mesoblast, our collaborators, and our suppliers as appropriate must supply all necessary documentation in support of any application for product approval and must adhere to current GLP and current GMP regulations enforced by the FDA and other regulators through their facilities inspection program. Before we can begin commercial manufacture of our products for sale in the United States, we must obtain FDA regulatory approval for the product. In addition, the processes and quality systems associated with the manufacturing of such product must also be approved, which requires a successful FDA inspection of the manufacturing facilities, including Lonza’s manufacturing facilities. As part of the FDA’s approval of Ryoncil®, the agency conducted a Pre-License Inspection (PLI) of the manufacturing process for Ryoncil®. The inspection did not result in the issuance of a Form 483, which must be provided at the conclusion of an inspection if investigators have observed any conditions that in their judgment may constitute violations of the Food Drug and Cosmetic Act and related Acts.
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
7.2Bone Marrow
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
7.3Storage and Distribution
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
8.Access to Healthcare
In December 2024, FDA approved Ryoncil® (remestemcel-L-rknd) in the treatment of children 2 months and older with SR-aGVHD.
We acknowledge and support the social importance of providing access to healthcare across all geographic regions, regardless of socio-economic status and recognize this is frequently regarded as one of the top ESG topics for the Biopharma sector. Treatment for rare conditions such as pediatric SR-aGvHD comes with unique challenges, and the path to access varies in each region. Following this first approval in the U.S., we are exploring partnerships that can facilitate paths to care, taking into account our current size, financial status, and early stage of commercializing Ryoncil®.

In the United States, coverage for Ryoncil® continues to expand with over 250 million US lives insured by commercial and government payers. Federal Medicaid coverage by Centers for Medicare and Medicaid (CMS) is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1, 2025 in all U.S. states.
To assist patients and institutions, Mesoblast has established MyMesoblast™, a comprehensive, single-source support hub designed to help treatment centers and families successfully navigate the Ryoncil® treatment journey. From early treatment consideration to investigating insurance coverage and addressing affordability concerns, MyMesoblast™ provides personalized support every step of the way, so patients can focus on what matters most.
Help with insurance navigation and benefit verification:
•Enrollment in co-pay assistance and patient assistance programs
•Financial support for eligible patients
•Support transitioning patients from inpatient to outpatient treatment and reimbursement
•Logistics, Shipping and Delivery coordination with transplant centers
•Coordination with Specialty Pharmacy on request
Mesoblast’s Patient Assistance Program is designed to support equitable access to our therapies for eligible commercial patients who may face financial barriers to treatment. The program offers financial assistance or free product to patients who meet defined criteria, particularly for patients without insurance or underinsured or out-of-pocket costs are prohibitive. This initiative reflects our commitment to patient care and access, ensuring that financial hardship does not prevent eligible individuals from receiving potentially life-saving therapies.
8.1Expanded Access Programs
Prior to FDA approval, Mesoblast made remestemcel-L available to children, under a compassionate use protocol in the U.S. as ‘salvage therapy’ where all other treatment avenues have been exhausted and the risk of mortality is high. More than 250 children had access to remestemcel-L under these circumstances, provided by us at no cost.
Following approval of Ryoncil® in the U.S. by FDA for children 2 months and older, we have received requests from HCPs caring for adult patients with SR-aGvHD despite the utilization of other treatment avenues, including the only approved agent for adults. Since approval, Mesoblast has provided access to adult patients seeking treatment for SR-aGvHD under FDA’s emergency IND pathway that allows a physician to request access to an unapproved drug for a single patient in a life-threatening situation.
8.2Product Pricing
In the United States, federal and state government agencies may purchase Mesoblast products and provide reimbursement through public healthcare programs such as Medicare and Medicaid. Under various federal laws and government contracting requirements, these purchasers and reimbursing entities are entitled to discounts, rebates, or other price concessions on eligible products.
Mesoblast is committed to full compliance with all applicable federal and state pricing and reporting obligations. This includes accurately reflecting all elements that may impact pricing—such as discounts, rebates, up-front payments, coupons, goods-in-kind, free or reduced-price services, grants, or other price concessions that may be considered inducements to purchase. We ensure that these factors are properly accounted for in our price reporting and government submissions, in accordance with all relevant regulations.
9.Environment
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
4.B    Business Overview
Mesoblast is a commercial-stage biotechnology company and a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from our proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.
Mesoblast received FDA approval in December 2024 for Ryoncil® (remestemcel-L-rknd) for the treatment of SR-aGvHD in pediatric patients 2 months and older, including adolescents and teenagers. Ryoncil® is the first mesenchymal stromal cell ("MSC") product approved by FDA for any indication.
Mesoblast is developing a range of late-stage product candidates, derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms therapies for distinct indications. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain.
Ryoncil® (remestemcel-L-rknd) is our first-generation MSC product platform and is FDA approved and commercialized for treatment of children 2 months and older with SR-aGHVD. In addition, Mesoblast has a label expansion strategy for Ryoncil® for treatment of other systemic inflammatory diseases including:
•Steroid refractory acute graft versus host disease in adults; and
•Biologic refractory inflammatory bowel disease, including ulcerative colitis and Crohn's disease.
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
Commercial Products
Ryoncil®
Ryoncil® (remestemcel-L-rknd) is an allogeneic bone marrow-derived mesenchymal stromal cell (MSC) therapy. Ryoncil® was approved by the FDA on December 18, 2024 as the first MSC therapy in the United States. Ryoncil® is the only MSC therapy approved in the U.S. for any indication, and the only approved therapy for steroid-refractory acute graft versus host disease (SR-aGvHD) in children 2 months and older, including adolescents and teenagers.
Annually in the United States approximately 10,000 patients undergo an allogeneic bone marrow transplant, 1,500 of whom are children. Approximately 50% develop aGvHD and almost half of those do not respond to steroids, the recognized first-line treatment. In a single-arm multi-center Phase 3 trial of children with SR-aGvHD, 89% of whom had high severity Grade C or Grade D disease, 70% achieved an overall response by Day 28 of treatment with Ryoncil®, a measure that predicts survival in aGvHD. Ryoncil® treatment was not discontinued or interrupted in any patient for any laboratory abnormality, and the full course was completed without interruption in more than 85% of patients. The full Phase 3 clinical study results are available in Biology of Blood and Marrow Transplantation. The recommended dosage of Ryoncil® for treatment of pediatric SR-aGvHD is 2×106 MSC/kg body weight per intravenous infusion given twice per week for 4 consecutive weeks.
U.S. Commercial Launch
We have established a commercial organization starting in 2025 focused on promoting Ryoncil® to physcians at U.S. transplant centers. Our commercial team of approximately ten sales representatives and managers, a medical affairs team including three medical science liaisons, payor access specialists, and supporting staff is structured around targeting 45 priority transplant centers that account for approximately 80% of U.S. pediatric transplants. Ryoncil® became available for purchase in the U.S. on March 27, 2025. Since commercial launch, Mesoblast has onboarded more than 30 of these U.S. transplant centers.
Coverage for Ryoncil® continues to expand with over 250 million US lives insured by commercial and government payers. Federal Medicaid coverage by Centers for Medicare and Medicaid (CMS) is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1 in all US states.. The Company will enter into the National Drug Rebate Agreement with Medicaid and expects to be enrolled in the program in short order
To assist patients and institutions with insurance coverage, financial assistance, and access programs, ensuring that no patient is left behind in receiving this potentially life-saving therapy, Mesoblast has established a patient access hub termed MyMesoblast™, where Ryoncil® is now available for ordering. Additional information is available on ryoncil.com, where valuable resources for healthcare providers, patients and caregivers can be found.
We utilize third-party companies for logistics to store and distribute our products, including a specialty pharmacy option, to provide patient access services, and to assist with our commercial activities. Additionally, we use third-party vendors, such as advertising agencies, suppliers of marketing and other sales support-related services, patient and health care provider support, and payer engagement .
Competition
Ryoncil® received seven years of orphan-drug exclusive approval from FDA for treatment of SR-aGvHD in pediatric patients 2 months of age and older. This period of statutory exclusivity means that the FDA will not approve another MSC product for this indication during the 7-year period from the approval of Ryoncil®.
Separately, Mesoblast has biologic exclusivity preventing another sponsor from referencing the Ryoncil® biologic license application (BLA) until December 2036, twelve years from its first approval which would prevent market entry by a biosimilar.
These statutory exclusivities are in addition to Mesoblast’s strong U.S. intellectual property position on MSC composition of matter, manufacturing and indications, including SR-aGvHD, that provide a commercial barrier to entry against competitors through 2044
Prior to the FDA approval of Ryoncil® there were no FDA approved therapies for pediatric patients 2 months and older with steroid-refractory acute GvHD. The only other FDA approved agent for SR-aGvHD is ruxolitinib which is approved in patients 12 years and older.
Ryoncil® Lifecycle Extension in Pediatric & Adult Inflammatory Diseases
For adult patients with SR-aGvHD, Mesoblast is collaborating with Blood and Marrow Transplant Clinical Trials Network (BMT CTN) in the United States, a body that is funded by the National Institutes of Health (NIH) and is responsible for approximately 80% of all US allogeneic BMTs, to conduct a pivotal trial.
Survival in adults with SR-aGvHD who have failed at least one additional agent, such as ruxolitinib, remains as low as 20-30% by 100 days. In contrast, 100-day survival was 73% after Ryoncil® treatment was used under expanded access in 25 adults with SR-aGvHD who failed to respond to at least one additional agent, such as ruxolitinib.
Inflammatory bowel disease (IBD), including ulcerative colitis (UC) and Crohn’s disease (CD), remains a major unmet need across the adult and pediatric population where early and durable remission remains especially challenging. In the U.S. more than three million people have inflammatory bowel disease, with approximately 38,000 new cases of ulcerative colitis and 33,000 new cases of Crohn’s disease diagnosed every year.
A pilot study in adults demonstrated positive outcomes (rapid mucosal healing and disease remission) in biologic refractory patients receiving Ryoncil® by direct endoscopic injection to areas of inflammation. This extends , Mesoblast data showing that intravenously delivered remestemcel-L can induce early remission in CD adults who have failed a single anti-TNF agent.
Given the effectiveness of Ryoncil® in treating children with gastrointestinal-related (GI) SR-aGvHD, and the existing data on adult CD, Mesoblast plans to further evaluate the immunomodulatory effects of Ryoncil® on GI inflammation in treating medically-refractory IBD patients.

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
Mesoblast Product Candidates
Ryoncil® (remestemcel-L-rknd) for Steroid Refractory Acute Graft Versus Host Disease in Adults
Overview
Ryoncil® is an intravenously delivered product for the treatment of steroid-refractory acute graft versus host disease, or SR-aGvHD, following an allogeneic bone marrow transplant (“BMT”). Ryoncil® is approved by FDA in children 2 months and older, including adolescents and teenagers.
In a bone marrow transplant, donor cells can attack the recipient, causing a-GvHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.
Ryoncil® is suggested to have immunomodulatory properties to counteract the cytokine storm that is implicated in various inflammatory conditions. The mechanism of action is thought to involve down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of naturally occurring anti-inflammatory cells to involved tissues.

This life-threatening disease occurs in approximately 50% of patients who receive an allogeneic BMT. Over 30,000 patients worldwide undergo an allogeneic BMT annually, primarily during treatment for blood cancers, and these numbers are increasing. In patients with the most severe form of SR-aGVHD (Grade C/D or III/IV) mortality can be as high as 70-90% despite optimal best available therapy.
For adults with SR-aGvHD, the only approved agent is ruxolitinib which is approved in patients 12 years and older. Survival in adults with SR-aGvHD who have failed at least one additional agent, such as ruxolitinib, remains as low as 20-30% by 100 days. In contrast, 100-day survival was 73% after Ryoncil® treatment was used under expanded access in 25 adults with SR-aGvHD who failed to respond to at least one additional agent, such as ruxolitinib.
Current Status and Anticipated Milestones
Mesoblast intends to conduct a targeted, controlled registrational study in the highest-risk adults with the greatest mortality. This adult study is in line with our overall commercial strategy, with a sequenced progression from pediatric to adult SR-aGvHD indications. Adults comprise 80% of the SR-aGvHD market. Mesoblast is collaborating with Blood and Marrow Transplant Clinical Trials Network (BMT CTN) in the United States, a body that is funded by the National Institutes of Health (NIH) and is responsible for approximately 80% of all US allogeneic BMTs, to conduct a pivotal trial in adults with SR-aGvHD.
We have commercialized Ryoncil® in the U.S for treatment of pediatric SR-aGvHD and believe our existing sales force will be appropriate for the U.S. adult SR-aGVHD market. The target call point for SR-aGVHD will primarily be physicians in hematology/oncology who perform hematopoietic stem cell transplants. In the U.S., there are approximately 80 centers that perform pediatric transplants, with 50% of all transplants occurring at approximately 15 centers. Similarly, there are approximately 110 centers that perform adult transplants with half of those transplants occurring at approximately 20 centers. There is a substantial cross-over between these centers for adults and children.
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
Ryoncil® for Inflammatory Bowel Disease (IBD) – Ulcerative Colitis (UC) and Crohn’s Colitis
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
Current Status
A small investigator-initiated randomized, controlled study of Ryoncil® delivered by an endoscope directly to the areas of inflammation and tissue injury with medically refractory Crohn’s disease and ulcerative colitis was undertaken at Cleveland Clinic. The study is the first in humans using local cell delivery in the gut and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously. Results from the randomized, controlled study of Ryoncil® by direct endoscopic delivery to areas of inflammation in patients with medically refractory Crohn’s colitis were published in the peer-reviewed journal British Journal of Surgery.
Strategically, Mesoblast views UC and Crohn’s colitis as a potentially important label extension for Ryoncil® given the gastrointestinal involvement common to acute graft versus host disease and inflammatory bowel disease. Gastrointestinal damage is the major driver of aGvHD mortality and is linked to systemic inflammation in aGvHD. Biomarkers that predict high mortality in aGvHD, such as blood levels of soluble suppression of tumorigenicity 2 (ST2) have shown to be significantly reduced in patients treated with remestemcel-L. ST2 has also been shown to be associated with active IBD (UC & Crohn’s).

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
The first Phase 3 clinical trial for CLBP completed enrollment in March 2018 with 404 patients enrolled across 48 centers in the United States and Australia randomized 1:1:1 to receive either 6 million MPCs with hyaluronic acid (MPC+HA), 6 million MPCs without hyaluronic acid (MPC) or saline control. Although the trial's composite outcomes of pain reduction together with functional responses to treatment were not met by either MPC group; the MPC+HA treatment group achieved substantial and durable reductions in pain compared to control through 24 months across the entire evaluable study population (n=391) compared with saline controls. Greatest pain reduction was observed in the pre-specified population with CLBP of shorter duration than the study median of 68 months (n=194) and subjects using opioids at baseline (n=168) with the MPC+HA group having substantially greater reduction at all time points (1, 3, 6, 12, 18 and 24 months) compared with saline controls. There was no appreciable difference in the safety of MPC groups compared to saline control over the 24-month period of follow-up in the entire study population. In subjects using opioids at baseline, the MPC+HA demonstrated a reduction in the average opioid dose over 24 months, while saline control subjects had essentially no change.
Revascor® (rexlemestrocel-L) for Chronic Heart Failure with Reduced Ejection Fraction (HFrEF)
Overview
Mesoblast is developing Revascor® to fill the treatment gap for chronic heart failure (CHF). Patients with CHF continue to represent high unmet medical need despite recent advances in new therapeutic agents for chronic heart failure. The American Heart Association (AHA) estimated in 2017 that prevalence is expected to grow 46% by 2030 in the U.S., affecting more than 8 million Americans. CHF causes severe economic, social, and personal costs. In the U.S., it is estimated that CHF results in direct costs of $60.2 billion annually when identified as a primary diagnosis and $115.0 billion as part of a disease milieu. Mesoblast believes that targeting high-risk chronic patients with the highest unmet clinical needs provides the company with the most efficient path to market.
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
CHF is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system for functional severity of heart failure, established by the New York Heart Association ("NYHA"), is:
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
Program in End Stage Heart Failure Patients Requiring Mechanical Support
Revascor® is being evaluated in patients with end-stage HFrEF implanted with a left ventricular assist device (“LVAD”).
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
In June 2025, Mesoblast held a Type B meeting with FDA under its RMAT designation for Revascor® to discuss components of a potential filing for a Biologics License Application (BLA). There was alignment with FDA on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post-approval.
Mesoblast intends to file by the end of the year for accelerated approval in patients with end-stage ischemic HFrEF implanted with an LVAD. Accelerated approval to market Revascor®, if received, will require Mesoblast to commit to a post-approval confirmatory study in NYHA Class II/III HFrEF patients which could result in full approval in the broader HFrEF population.
In November 2024 a publication in the prestigious peer-reviewed European Journal of Heart Failure (EJHF) reported that a single intramyocardial injection of Revascor® results in improved survival in high-risk NYHA Class II/III patients with ischemic heart failure and inflammation. This identifies the HFrEF population that is responsive to Revascor® and will be the target of a confirmatory trial after accelerated approval, if received
Rexlemestrocel-L has regenerative medicine advanced therapy (RMAT) designation from the FDA for treatment of chronic heart failure with left ventricular systolic dysfunction in patients with an LVAD.
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
DREAM-HF Phase 3 trial results were published in the premier peer-reviewed journal for cardiovascular medicine, the Journal of the American College of Cardiology (JACC) in February 2023. In November 2024 a publication in the prestigious peer-reviewed European Journal of Heart Failure (EJHF) reported that a single intramyocardial injection of Revascor® results in improved survival in high-risk NYHA Class II/III patients with ischemic heart failure and inflammation.
Revascor® for Pediatric Congenital Heart Disease - Hypoplastic Left Heart Syndrome
Overview
FDA has granted Revascor® both Rare Pediatric Disease Designation (RPDD) and Orphan-Drug Designation (ODD) for the treatment of hypoplastic left heart syndrome (HLHS), a condition responsible for up to 40% of all neonatal cardiac mortality.
Results from a randomized, placebo-controlled prospective trial of Revascor® conducted in the United States in children with HLHS were published in the December 2023 issue of the peer reviewed The Journal of Thoracic and Cardiovascular Surgery Open (JTCVS Open). A single intramyocardial administration of Revascor® at the time of staged surgery resulted in the desired outcome of significantly larger increases in left ventricular (LV) end-systolic and end-diastolic volumes over 12 months compared with controls as measured by 3D echocardiography (p=0.009 & p=0.020 respectively). These changes are indicative of clinically important growth of the small left ventricle, facilitating the ability to have a successful surgical correction, known as full biventricular (BiV) conversion, which allows for a normal two ventricle circulation. Without full BiV conversion the right heart chamber is under excessive strain with increased risk of heart failure and death.
FDA has also granted Revascor® a RMAT designation following submission of results from the randomized controlled trial in children with HLHS. On FDA approval of a BLA for Revascor® for the treatment of HLHS, if received, Mesoblast may be eligible to receive a Priority Review Voucher (PRV) that can be redeemed for any subsequent marketing application or may be sold or transferred to a third party.
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
To date, our product candidates have been manufactured in two-dimensional, or 2D, planar, 10-layer cell factories, using media containing fetal bovine serum, or FBS.
The relatively small patient numbers and orphan drug designation for remestemcel-L lead us to believe that 2D manufacturing will be adequate to meet demand for this product candidate. We also believe that 2D manufacturing process and facilities are commercially feasible for Phase 3 trial supply and the initial launch of MPC-06-ID for CLBP.
However, to build up commercial supply for certain of our product candidates long-term, we are developing novel manufacturing processes using three-dimensional, or 3D, bioreactors with greater capacity to improve efficiency and yields, with resulting lower-cost of inventory. We intend to evaluate products produced in 3D bioreactors in pre-clinical and potentially clinical studies, which may serve as FDA required comparability studies to 2D if successful.
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

Intellectual Property
We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes. As of July 2025, the patent portfolio comprises approximately 1,188 patents and patent applications across 79 patent families, with protection which could extend through to at least 2045 in all major markets.
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
These patents cover, among other technology areas, a variety of MLCs (including MPCs and MSCs), and the use of MLC for expansion of hematopoietic stem cells, or HSCs. Among the indication-specific issued or pending patents covering product candidates derived from our mesenchymal lineage cells are those which are directed to our Ryoncil®, for steroid-refractory pediatric aGvHD and lead product candidates: adult aGvHD, CLBP, CHF and chronic inflammatory conditions such as RA. We also have issued and pending patents covering other pipeline indications, including diabetic kidney disease, inflammatory bowel disease (e.g., Crohn’s disease), neurologic diseases, eye diseases and additional orthopedic diseases. In addition, we have in-licensed patents covering complementary technologies, such as other types of mesenchymal lineage cells, pay-loading technology and protein and gene technologies, as part of our strategy to expand our targeted disease applications and manage the life-cycle of our current lead programs.
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
As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Korea and Singapore. As of July 2025, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 64 granted U.S. patents and 58 pending U.S. patent applications; 63 granted Japanese patents and 41 pending Japanese patent applications; 36 granted Chinese patents and 38 pending Chinese patent applications; 44 granted European patents and 48 pending European patent applications; and 51 granted Australian patents and 38 pending Australian patent applications.
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
We will receive royalties on TEMCELL product sales for these licensed indications, if and when such indications receive marketing approval in Japan.
We have the right to use all safety and efficacy data generated by JCR in Japan to support our development and commercialization plans for our MSC product candidate remestemcel-L in the United States and other major healthcare markets, including for GVHD, EB and HIE.
Lonza—Manufacturing Collaboration
In June 2025, we entered into a manufacturing services agreement, or MSA, with Lonza Biosciences Singapore Pte. Ltd. (Lonza), a global leader in biopharmaceutical manufacturing, and replaced our prior MSAs with Lonza and its affiliates. Under the MSA, we pay Lonza on a fee for service basis to provide us with manufacturing and supply capabilities for our MPC and MSP products, including records preparation, process validation, quality control, quality assurance, manufacturing and other related services.
We have agreed to order certain quantities of our clinical and commercial MPC products and MSC products from Lonza. One manufacturing suite in Lonza’s manufacturing facility has been exclusively reserved for manufacture of our MPC products, MSC products or cell banks for either MPC products or MSC products until at least July 1, 2027. We can trigger a process requiring Lonza to build out one or more additional suite(s) within its manufacturing facility to provide additional production capacity for such purposes.
The MSA will expire on January 31, 2032, unless it is sooner terminated. We have the option of extending the MSA for two additional two-year periods. We may terminate the MSA with 18 months prior written notice, and Lonza may terminate with three years prior written notice. In the event additional manufacturing suite(s) are built out at the manufacturing facility, we may terminate the MSA for any additional suite on 18 months prior notice following a minimum of four years and six months after commencement of manufacturing in the suite of a MPC product, MSC product or cell bank for either MPC or MSC product. Either party may terminate the MSA for uncured, material breach of the other. Upon termination of the MSA due to Lonza’s breach or Lonza’s termination without cause, Lonza will execute a technology transfer to our affiliate, a third party manufacturer or to us, at our sole discretion, and at Lonza’s expense.
We currently rely, and expect to continue to rely, on Lonza for the manufacture of our MSC products for commercial manufacture.
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
Osiris Acquisition—Continuing Obligations
In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to remestemcel-L for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. In January 2025, we issued 10,228,239 ordinaryy shares to Osiris as payment for a $20.0 million milestone following the FDA approval of Ryoncil® in the United States. The maximum amount of future milestone payments we may be required to make to Osiris is $20.0 million. The shares issued in January 2025 and any other ordinary shares or ADSs we issue as consideration for a milestone payment are subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or 50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a relevant competing product. The first royalty payments were made in 2016.
Tasly Pharmaceutical Group — Cardiovascular Alliance for China
In July 2018, we entered into a Development and Commercialization Agreement with Tasly.
The Development and Commercialization Agreement provides Tasly with exclusive rights to develop, manufacture and commercialize Revascor® in China for the treatment or prevention of CHF and MPC-25-IC for the treatment or prevention of AMI. Tasly will fund all development, manufacturing and commercialization activities in China for Revascor® and MPC-25-IC. On closing, we received a $20.0 million upfront technology access fee. Further, we will receive $25.0 million upon product regulatory approvals in China. Mesoblast will receive double-digit escalating royalties on net product sales. Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.
Tasly can terminate the Development and Commercialization Agreement with a specified amount of notice, on the later of (a) third anniversary of the agreement coming into effect and (b) receipt of marketing approval in China for each of Revascor® or MPC-25-IC. Mesoblast has termination rights with respect to certain patent challenges by Tasly and if certain competing activities are undertaken by Tasly. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occur.

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
Obtaining marketing approval can take several months to several years, depending on the country, the quality of the data, the efficiencies and procedures of the reviewing regulatory authority and their familiarity with the product technology. Some countries, like the U.S., may have accelerated approval processes for certain categories of products, for example products which represent a breakthrough in the field, or which meet certain thresholds and have obtained certain designations of particular interest. Nevertheless, ultimate availability to patients may be affected, even post approval, by requirements in some countries to negotiate selling prices and reimbursement terms with government regulators or other payors.
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
Other post-approval requirements applicable to drug and biological products include reporting post marketing surveillance to continuously monitor the safety of the approved product. This is done through the collection of spontaneous reports of adverse events and side effects, the assessment of safety signals, if any, and prescription event monitoring, among other methods. The FDA maintains a system of postmarketing surveillance because all possible side effects of a new drug may not be evident in preapproval studies, which involve only several hundred to several thousand patients. Through postmarketing surveillance and risk assessment programs, FDA and sponsors seek to identify adverse events that did not appear during the drug approval process. In addition, FDA monitors adverse events such as adverse reactions and poisonings. FDA may use this information for a variety of purposes to identify safety signals not previously identified with the product, to update drug labeling, and, on rare occasions, to reevaluate the approval or marketing decision with respect to a product.
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
Under the centralized authorization procedure, sponsors submit a single marketing-authorization application to the EMA. This allows the marketing-authorization holder to market the product and make it available to patients and healthcare professionals throughout the EU on the basis of a single marketing authorization. EMA's Committee for Medicinal products for Human Use (“CHMP”) carries out a scientific assessment of the application and gives a recommendation on whether the medicine should be marketed or not. Once granted by the EMA, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. The centralized procedure is mandatory for biotechnology products.
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
The cost of pharmaceuticals and devices continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. More recently in the U.S. and for certain high-cost rare disease drugs, payors have negotiated a provision that requires manufactures to refund the cost of the treatment if patients discontinue the drug for clinical reasons. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
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

In addition, high-technology products such as cell therapies are typically administered at highly specialized treatment centers. Access to these centers requires approval by multiple institutional committees, including Pharmacy & Therapeutics (P&T), safety, and “high-cost” or “high-dollar” review committees. If approval is not granted by any of these committees, the therapy cannot be used within those institutions, which may limit market access and uptake.

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
Healthcare Reform
In the U.S. and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The Medicare Modernization Act expanded Medicare coverage for drug purchases by the elderly by establishing Medicare Part D and introduced a new reimbursement methodology based on average sales prices for physician administered drugs under Medicare Part B. In addition, this legislation provided authority for establishing a minimum number of drugs that will be covered in any therapeutic class under the new Medicare Part D program. Cost reduction initiatives and other provisions of this legislation, including related legislation such as the 2022 Inflation Reduction Act, could decrease the coverage and reimbursement rate that we receive for any of our approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.
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
The federal 2022 Inflation Reduction Act requires, among other things, the federal government to negotiate the selling price of certain high-expenditure single-source biologics, penalizes manufacturers that raise prices of Medicare Part B and Part D beyond the rate of inflation, and establishes a manufacturer discount program which significantly lowers beneficiary maximum out-of-pocket costs
The current presidential administration and Congress are also expected to continue recent attempts to make changes to the current health care laws and regulations. The impact of those changes on us and potential effect on the pharmaceutical industry as a whole is currently unknown but, any changes to the health care laws or regulations, especially to Medicare drug reimbursement, are likely to have an impact on our results of operations and may have a material adverse effect on our results of operations. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.
It is possible that healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, and formulary restrictions among private payors including the largest pharmacy benefit managers have increased over recent months, especially as regards to new and high-cost market entrants. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.
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
The federal Anti-Kickback Statute prohibits any person, including a prescription drug manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Even the award of grant moneys, or the provision of in-kind support, publicity and even authorship, in certain cases, may be deemed to be “remuneration.” Although there are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exception and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by the ACA, so that the government need no longer prove, for purposes of establishing intent under the federal Anti-Kickback Statute, that a person or entity had actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below). Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to the referral of patients for healthcare items or services reimbursed by any third-party payor, including private payors. In at least some cases, these state laws do not contain safe harbors.
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
Substantial resources have been allocated by both the Department of Justice and the Federal Bureau of Investigation, among other branches of the U.S. government to identify and investigate possible health care fraud activities.

Recent investigations include those relating to allegedly egregious price increases by manufacturers and alleged fraud involving co-pay arrangements supported by sponsors. As new theories of liability arise, there is a corresponding cost of doing business in order to maintain compliance.
Our future activities relating to the reporting of discount and rebate information and other information affecting federal, provincial, state and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance. Also, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), created several new federal crimes including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud provision of HIPAA prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements provision prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
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
There are also an increasing number of state “sunshine” laws that require manufacturers to make reports to states on pricing and marketing information, as well as regarding payments to healthcare professionals. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit certain other sales and marketing practices. State laws are not harmonized and contain different reporting requirements and restrictions which must be noted and adhered to. We currently do not report under these state laws, but will be required to do if we are successful in obtaining marketing authorization for our products. We will need to develop the infrastructure or rely on third-party contractors to assist us in our compliance with these laws, and failure to comply may result in financial and other penalties and consequences. In addition, beginning in 2013, a similar “sunshine” federal requirement under the Physician Payment Sunshine Act began requiring manufacturers to track and report to the federal government certain payments and other transfers of value made to certain covered recipients, including physicians and other healthcare professionals, and teaching hospitals. In addition to payments, reporting may encompass requirements to report on ownership or investment interests held by physicians and their immediate family members. The efforts and resources needed to track and report payments go well beyond our affiliates operating in the United States, as reporting is required also for payments made by affiliated entities in many cases to U.S. covered recipients. In other jurisdictions (e.g., Australia, Japan and Europe) similar “sunshine-like” laws have also been adopted, which may require disclosure of certain payment and other information to covered recipients. Extensive administration and systems, including to aggregate and categorize spend, are necessary in order to enable compliant and timely reporting under these requirements. The U.S. federal government began disclosing the reported information on a publicly available website in 2014. These laws may affect our development, sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise fail to comply with these laws, we could be subject to the penalty and sanctions of the pertinent state and federal authorities.
Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal or state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-approval requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
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
Dividends
No dividends were paid during the course of the fiscal year ended June 30, 2025. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.
4.C    Organizational Structure
See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.
4.D    Property, Plants and Equipment
We lease approximately 11,150 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$1,100,000 per year for this lease, which expires in April 2026. We have sub-leased approximately 5,400 square feet of this space and we receive approximately A$380,000 per year for this sub-lease, which expires in April 2026. We also lease approximately 8,000 square feet in New York City, where significant development and commercial activities are conducted. We pay approximately $650,000 per year for this lease. We also lease laboratory and office space in Singapore. We pay approximately S$270,000 per year for this lease. We also lease laboratory space in Texas and pay approximately $320,000 per year for this lease, which expires in December 2026. Our manufacturing operations are primarily located at Lonza’s manufacturing facilities. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
5.A    Operating Results
This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as issued by the IASB.

Financial Overview
We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. As at June 30, 2025, we had accumulated losses of $1,010.9 million. Our net loss for the year ended June 30, 2025 was $102.1 million.
We anticipate that we may continue to incur significant losses for the foreseeable future. There can be no assurance that we will ever achieve or maintain profitability.
We expect our future capital requirements will continue as we:
•continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure ("CHF")), MPC-06-ID (Chronic Lower Back Pain ("CLBP")), remestemcel-L ("Ryoncil®") and MPC-300-IV (inflammatory conditions) product candidates;
•initiate and advance our product candidates into larger clinical studies;
•progress commercialization of Ryoncil® for pediatric steroid refractory acute graft versus host disease ("SR-aGVHD") in the United States;
•seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;
•seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies and identify and apply for regulatory designations to facilitate development and ultimate commercialization of our products;
•establish and maintain collaborations and strategic partnerships with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing, and distribution infrastructure and/or external logistics to commercialize Ryoncil® in the United States and any other products for which we may obtain marketing approval;
•further develop and implement our proprietary manufacturing processes in both planar technology and our bioreactor programs, and expand our manufacturing capabilities and resources for commercial production;
•seek coverage and reimbursement from third-party payors, including government and private payors for Ryoncil® and future products;
•make interest payments, principal repayments and other charges on our debt financing arrangements;
•make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•seek to maintain, protect, and expand our intellectual property portfolio;
•seek to attract and retain skilled personnel; and
•develop and maintain the compliance and other infrastructure necessary to support product commercialization and distribution.
We have commenced generating revenue from our first approved product, Ryoncil®, from sales in the US market. However, we expect to continue to incur losses in the foreseeable future given our ongoing product manufacturing and development and selling, general and administration expenses for Ryoncil® and research and development expenses for our other product candidates. Therefore, beyond the next twelve months we will need additional capital to fund our operations, which we may raise through equity offerings, debt financings, other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. While we have started generating revenue from the commercialization of Ryoncil® for pediatric SR-aGVHD, we do not expect to generate revenue from other product sales unless and until we obtain additional regulatory approvals of and commercialize more of our other cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.
Product Sales. In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of pediatric SR-aGvHD in children 2 months and older. We began commercializing Ryoncil® in the United States for the treatment of pediatric patients with SR-aGvHD in March 2025.

Our product revenues consist of sales of Ryoncil® in the United States. Revenues for product sales received from our customer are recognized net of allowances for customer credits for estimated government rebates and chargebacks, distribution service fees, patient assistance programs, freight and returns. These sales allowances and accruals are recorded based on estimates. Estimates are assessed as of the end of each reporting period and are updated to reflect current information.
Royalty and Milestone Revenue. Royalty and milestone revenue relates to upfront, royalty and milestone payments recognized under development and commercialization agreements; milestone payments, the receipt of which is dependent on certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.
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
Cost of Revenues. Cost of revenues consist primarily of amortization of currently marketed products on a straight-line basis over the life of the asset and cost of inventories on product sales. Cost of inventories represents the costs involved in the manufacture of our products and other costs incurred in bringing inventories to their existing condition and location prior to sale. Cost of revenues also includes the costs for inventory that has been written off.
Research and Development. Research and development expenditure is recognized as an expense as incurred.
Our research and development expenses consist primarily of:
•third party costs comprising all external expenditure on our research and development programs such as fees paid to Contract Research Organizations (“CROs”) and consultants who perform research on our behalf and under our direction, rent and utility costs for our research and development facilities, and database analysis fees;
•third party costs under license and/or sub-license arrangements for the research and development, license, manufacture of products and/or product candidates, such as payments for options to acquire rights to products and product candidates as well as contingent obligations under the agreements;
•fees paid to our contract manufacturing organizations, which perform process development on our behalf and under our direction;
•costs related to laboratory supplies used in our manufacturing development efforts;
•reversal of provisions against the carrying value of pre-launch inventory and obsolete stock, as a result of the United States Food and Drug Administration ("FDA") approval of Ryoncil® in December 2024.
•product and manufacturing support costs consisting primarily of salaries and related overhead expenses for personnel in research and development and manufacturing functions (for example wages, salaries and associated on costs such as superannuation, share-based incentives and payroll taxes, plus travel costs and recruitment fees for new hires);
•intellectual property support costs comprising payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents; and
•amortization of currently marketed products relating to MSC products prior to the FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024, calculated on a straight-line basis over the life of the assets.
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
Selling, General and Administration. Selling, general and administration expenses consist primarily of:
•salaries and related costs including share-based incentives for directors and employees in commercialization, marketing, corporate and administrative functions, including the executives of those areas;
•third party costs comprising all external expenditure on our commercial activities, such as research pertaining to market access and pricing, brand marketing and initiation of trade and distribution contracts;
•third party costs under license and/or sub-license arrangements for the commercialization of products and/or product candidates; and
•legal and professional services, rent and depreciation of leasehold improvements, insurance and information technology services.
Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of the MSC assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as developmental timelines, market growth, probability of success and payment, market penetration, product pricing and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. The fair value remeasurement of contingent consideration also includes the remeasurement of the milestone paid in relation to the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024.
Fair Value Movement of Warrants. Remeasurement of warrants pertain to the warrants granted to Oaktree Capital Management, L.P ("Oaktree") in relation to the refinancing and amendment of our senior debt facility. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility.
Other Operating Income and Expenses. Other operating income and expenses primarily comprise of interest income, research and development tax incentive, foreign exchange gains and losses and foreign withholding tax.
Tax incentives comprise payments from the Australian government’s Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. The research and development tax incentive credit is available for our research and development activities in Australia. Eligible companies with an aggregated turnover of A$20.0 million or less can receive a refundable tax offset for a percentage of their research and development spending. Companies with an aggregated turnover of A$20.0 million or more are eligible for a non-refundable tax offset for a percentage of their research and development spending.
Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland, Singapore and United States based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates.
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
Results of Operations
Comparison of Our Results for the Year ended June 30, 2025 with the Year ended June 30, 2024
The following table summarizes our results of operations for the years ended June 30, 2025 and 2024, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2025	2024(1)	$ Change	% Change
Consolidated Income Statement Data:
Revenues:
Product sales, net	$11,263	$—	11,263	NM
Royalty revenue	5,935	5,902	33	1%
Total revenues	17,198	5,902	11,296	191%
Cost of revenues (including amortization of currently marketed intangible assets, 2025: $3.937 million, 2024: $Nil)	(5,130)	—	(5,130)	NM
Research & development	(34,807)	(39,716)	4,909	(12%)
Selling, general and administration	(39,309)	(24,980)	(14,329)	57%
Fair value remeasurement of contingent consideration	(14,887)	(9,693)	(5,194)	54%
Fair value movement of warrants	(4,962)	779	(5,741)	NM
Other operating income and expenses	3,053	2,570	483	19%
Finance costs	(22,968)	(23,009)	41	—%
Loss before income tax	(101,812)	(88,147)	(13,665)	16%
Income tax (expense)/benefit	(330)	191	(521)	NM
Loss attributable to the owners of Mesoblast Limited	$(102,142)	$(87,956)	(14,186)	16%

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(8.46)	(8.91)	0.45	(5%)
Diluted - losses per share	(8.46)	(8.91)	0.45	(5%)
* NM = not meaningful.
(1)     We routinely review the financial statements for opportunities to improve the quality of financial reporting. With the commercialization of Ryoncil®, we identified an opportunity to enhance the presentation of the financial statements, which has been retrospectively applied to the year ended June 30, 2024. Please refer to "Item 18. Financial Statements - Note 3" for further discussion.

Revenues
Revenues were $17.2 million for the year ended June 30, 2025, compared with $5.9 million for the year ended June 30, 2024, an increase of $11.3 million. The following table shows the movement within revenues for the years ended June 30, 2025 and 2024, together with the changes in those items.

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Revenue:
Product sales, net	11,263	—	11,263	NM
Royalty revenue	5,935	5,902	33	1%
Revenue	$17,198	$5,902	11,296	191%
* NM = not meaningful.
In December 2024, the FDA approved Ryoncil® for the treatment of SR-aGVHD in pediatric patients. Ryoncil® became commercially available for purchase in the United States on March 28, 2025. For the year ended June 30, 2025, we recognized net product sales of $11.3 million from sales of Ryoncil®, including initial inventory purchases by our distributor in the United States. There were no product sales in the year ended June 30, 2024.
To date, our only source of product revenue has been from the US sales of Ryoncil® which we began shipping to our customers in March 2025. Total gross to net adjustments for the year ended June 30, 2025 was 14.6% of gross product revenue. Our gross to net adjustments for the period include government rebates/chargebacks and distribution fees, including freight.
Royalty revenue from sales of TEMCELL in Japan and Alofisel® remained consistent for the year ended June 30, 2025 compared to the year ended June 30, 2024. Royalty income on sales of TEMCELL in Japan by our licensee JCR were $5.8 million in the year ended June 30, 2025 compared to $5.5 million in the year ended June 30, 2024, an increase of $0.3 million. Royalty income on sales of Alofisel® by our licensee Takeda decreased by $0.3 million in the year ended June 30, 2025 compared with the year ended June 30, 2024.
Cost of Revenues
Cost of revenues were $5.1 million for the year ended June 30, 2025, compared to Nil for the year ended June 30, 2024. The increase is due to the commencement of product sales of Ryoncil® in March 2025 following FDA approval of the product for the treatment of pediatric SR-aGVHD in December 2024, as well as the related amortization of current marketed products.

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Cost of revenues:
Cost of inventories	1,193	—	1,193	NM
Amortization of current marketed products	3,937	—	3,937	NM
Cost of revenues	$5,130	$—	5,130	NM
* NM = not meaningful.
Cost of inventories on the commercial sales of Ryoncil® was $1.2 million for the year ended June 30, 2025. No cost of inventories was recognized in the year ended June 30, 2024, as Ryoncil® was not yet approved nor made commercially available.
We recognized $3.9 million in relation to the amortization of current marketed products for the year ended June 30, 2025. This amount relates to the amortization of our MSC assets, which began following the FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024, upon which our MSC assets were reclassified from in-process research and development ("IPRD") acquired to current marketed products.
Research and development
Research and development expenses were $34.8 million for the year ended June 30, 2025, compared with $39.7 million for the year ended June 30, 2024, a decrease of $4.9 million. The $4.9 million decrease in research and development expenses is primarily due to the net impact of a decrease in platform technology costs and an increase in product and manufacturing support costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Research and development:
Product and manufacturing support costs	29,368	18,884	10,484	56%
Third party costs	8,162	3,121	5,041	162%
Platform technology	(6,156)	13,472	(19,628)	(146%)
Intellectual property support costs	3,433	2,784	649	23%
Amortization of current marketed products	—	1,455	(1,455)	(100%)
Research and development	$34,807	$39,716	(4,909)	(12%)
Product and manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and manufacturing functions, have increased by $10.5 million, for the year ended June 30, 2025 compared with the year ended June 30, 2024. Of this $10.5 million increase, $9.0 million relates to an increase in product support costs for research and development functions and $1.5 million relates to an increase in support costs for manufacturing functions.
The $10.5 million increase in product and manufacturing support costs is primarily due to an increase of $9.5 million in share-based payment expenses. In August 2024, the compensation structure for short-term incentives was revised providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their short-term incentive entitlements pertaining to the years ended June 30, 2023 and 2024. This revised structure enabled us to avoid a $4.7 million cash payment of short-term incentives. The options granted in lieu of cash resulted in a $5.9 million increase in share-based payment expenses.
Third party costs, which consist of all external expenditure on our research and development programs, increased by $5.0 million in the year ended June 30, 2025 compared with the year ended June 30, 2024 primarily due to the clinical advancement of our confirmatory Phase 3 clinical trial for the treatment of MPC-06-ID (CLBP) in the year ended June 30, 2025 compared with the year ended June 30, 2024.
Platform technology costs decreased by $19.6 million for the year ended June 30, 2025 compared with year ended June 30, 2024. These costs consist of fees paid to our contract manufacturing organizations, potency assay work that supported the aGVHD Biologics License Application ("BLA") resubmission, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of inventory and improve manufacturing efficiencies in our MPC and MSC based products. The decrease is primarily due to a reversal of $23.0 million in December 2024 in relation to the provision against the carrying value of pre-launch inventory as a result of FDA approval of Ryoncil® for pediatric SR-aGVHD during the year ended June 30, 2025.
Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $0.6 million in the year ended June 30, 2025 compared with the year ended June 30, 2024 due to increased activities across our entire patent portfolio.
Amortization of current marketed products decreased by $1.5 million in the year ended June 30, 2025, compared with the year ended June 30, 2024 due to the reclassification of amortization related to our MSC assets from research and development expenses to cost of revenues following the FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024.

Selling, general and administration
Selling, general and administration expenses were $39.3 million for the year ended June 30, 2025, compared with $25.0 million for the year ended June 30, 2024, an increase of $14.3 million. This increase was primarily due to an increase in labor and associated expenses, corporate overheads and legal and professional fees.

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Selling, general and administration:
Labor and associated expenses	18,734	10,753	7,981	74%
Corporate overheads	11,426	11,135	291	3%
Selling, marketing and distribution	4,676	654	4,022	NM
Legal and professional fees	4,473	2,438	2,035	83%
Selling, general and administration	$39,309	$24,980	14,329	57%
* NM = not meaningful.
Labor and associated expenses increased by $8.0 million from $10.7 million for the year ended June 30, 2024 to $18.7 million for the year ended June 30, 2025. This increase is primarily due to an increase of $6.7 million in share-based payment expenses. In August 2024, the compensation structure for short-term incentives was revised providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their short-term incentive entitlements pertaining to the years ended June 30, 2023 and 2024. This revised structure enabled us to avoid a $2.0 million cash payment of short-term incentives. The options granted in lieu of cash resulted in a $3.3 million increase in share-based payment expenses. There was also an increase of $0.7 million in consulting expenses in the year ended June 30, 2025 compared with the year ended June 30, 2024.
Corporate overhead expenses increased by $0.3 million from $11.1 million for the year ended June 30, 2024 to $11.4 million for the year ended June 30, 2025 primarily due to an increase in travel expenses.
Selling, marketing and distribution increased by $4.0 million for the year ended June 30, 2025 compared with the year ended June 30, 2024 primarily due to increased commercial activities for Ryoncil® following FDA approval of the product for the treatment of pediatric SR-aGVHD in December 2024.
Legal and professional fees increased by $2.0 million for the year ended June 30, 2025 compared with the year ended June 30, 2024 primarily due to expenses incurred related to the FDA approval of Ryoncil® for pediatric SR-aGVHD during the year ended June 30, 2025.
Fair value remeasurement of contingent consideration
Fair value remeasurement of contingent consideration was a $14.9 million loss for the year ended June 30, 2025 compared with a $9.7 million loss for the year ended June 30, 2024.
Of the $14.9 million loss for the year ended June 30, 2025, $4.6 million was due to the remeasurement of contingent consideration pertaining to the acquisition of MSC assets from Osiris. This loss was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration including the impact of receiving FDA approval for Ryoncil® in the treatment of children with SR-aGVHD in December 2024.
Within the $14.9 million loss for the year ended June 30, 2025, we also recognized a loss of $10.3 million due to the remeasurement of the milestone paid in relation to the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024. The contingent consideration milestone was paid in January 2025 through the issuance of shares, which are subject to a 12-month lock-up period. If the share price decreases over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment is required to be paid. This loss reflects the fair value remeasurement of the issued shares as at June 30, 2025.

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
Fair value movement of warrants
Fair value movement of warrants was a $5.0 million loss for the year ended June 30, 2025 compared with a $0.8 million gain for the year ended June 30, 2024. This $5.0 million loss for the year ended June 30, 2025 is a net result of changes to the key valuation inputs of the warrants, primarily the movement in share price, with other factors such as risk-free interest rates and volatility.
Other operating income and expenses
In relation to other operating income and expenses, we recognized an income of $3.1 million for the year ended June 30, 2025, compared with an income of $2.6 million for the year ended June 30, 2024, an increase in income of $0.5 million. The following table shows movements within other operating income and expenses for the year ended June 30, 2025 and 2024, together with the changes in those items:

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Other operating income and expenses:
Interest income	(3,554)	(1,824)	(1,730)	95%
Research and development tax incentive income	(82)	(859)	777	(90%)
Foreign exchange losses/(gains) (net)	106	76	30	39%
Foreign withholding tax	480	37	443	NM
Government grant revenue	(3)	—	(3)	NM
Other operating (income) and expenses	$(3,053)	$(2,570)	(483)	19%
* NM = not meaningful.
The $1.7 million increase in interest income for the year ended June 30, 2025 compared with the year ended June 30, 2024 was primarily driven by higher A$ and US$ cash deposits held by us as a result of the capital raising proceeds received in January 2025 in the year ended June 30, 2025, when compared to the year ended June 30, 2024.
Research and development tax incentive income decreased by $0.8 million from $0.9 million for the year ended June 30, 2024 to $0.1 million for the year ended June 30, 2025. We have recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentive available to us based on available information at the time. The $0.1 million gain recognized during the year ended June 30, 2025 relates to a change in the original estimate of the research and development tax incentive income that we received from the Australian Government for the year ended June 30, 2024. The combined worldwide turnover of the Mesoblast Group for the year ended June 30, 2025 is in excess of A$20.0 million making us ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2025, compared with $0.9 million that was recognized for the year ended June 30, 2024. We employ independent tax specialist to review, on an annual basis, the quantum of our previous research and development tax claims and our on-going eligibility to claim the research and development tax incentive in Australia.
We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2025, we recognized a foreign exchange loss of $0.1 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ depreciated against the US$. In the year ended June 30, 2024, we recognized a foreign exchange loss of $0.1 million.
In the year ended June 30, 2025, we recognized an expense of $0.5 million of foreign withholding tax expenses primarily related to the write-off of foreign withholding tax receivable based on management's assessment of the likelihood of recovery. There was no foreign withholding tax recognized in the year ended June 30, 2024.

Finance costs

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	416	2,351	(1,935)	(82%)
Facility fee	799	—	799	NM
Interest expense	21,753	20,658	1,095	5%
Finance costs	$22,968	$23,009	(41)	—%
* NM = not meaningful.
In the year ended June 30, 2025, we recognized an overall loss of $0.4 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows relating to our credit facilities with NovaQuest and Oaktree, a decrease in losses of $1.9 million as compared with a $2.3 million loss for the year ended June 30, 2024.
Within the $0.4 million loss in the year ended June 30, 2025, in relation to our existing credit facility with NovaQuest, we recognized a $0.2 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, an increase in loss of $0.1 million as compared with a $0.1 million loss recognized for the year ended June 30, 2024.
Also within the $0.4 million loss in the year ended June 30, 2025, in relation to our existing credit facility with Oaktree, we recognized a $0.2 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows, a decrease in losses of $2.1 million as compared with a $2.3 million loss for the year ended June 30, 2024.
In the year ended June 30, 2025, we recognized $0.8 million for facility fees in relation to convertible note warrants issued under a financing facility during the year ended June 30, 2025. There were no facility fees in the year ended June 30, 2024.
Interest expenses increased by $1.1 million from $20.6 million for the year ended June 30, 2024 to $21.8 million for the year ended June 30, 2025.
In the year ended June 30, 2025, in relation to our loan and security agreement with Oaktree, we recognized $8.7 million of interest expenses, compared with $9.4 million for the year ended June 30, 2024. Within the $8.6 million recognized in the year ended June 30, 2025, $5.0 million was recognized with regards to interest paid and a further $3.7 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2025 using the effective interest rate method over the period of initial recognition through maturity.
In the year ended June 30, 2025, in relation to our loan and security agreement with NovaQuest, we recognized $12.6 million of interest expenses, an increase of $2.0 million as compared with $10.6 million for the year ended June 30, 2024. Interest expenses relating to the NovaQuest loan are accrued on the loan principal balance and all interest payments are deferred until the earlier of loan maturity or from after the receipt of net sales of our allogeneic product candidate Ryoncil® for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia.
In line with IFRS 16 Leases, we also recognized interest expenses of $0.4 million in relation to lease charges for the years ended June 30, 2025 and 2024, respectively.
In the years ended June 30, 2025 and 2024, we recognized $0.1 million and $0.2 million of other interest charges, respectively.

Loss after income tax

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Loss before income tax	(101,812)	(88,147)	(13,665)	16%
Income tax (expense)/benefit	(330)	191	(521)	NM
Loss after income tax	$(102,142)	$(87,956)	(14,186)	16%
* NM = not meaningful.
Loss before income tax was $101.8 million for the year ended June 30, 2025 compared with $88.1 million for the year ended June 30, 2024, an increase in the loss by $13.7 million. This increase is the net effect of the changes in revenues and expenses that have been discussed above.
A non-cash income tax expense of $0.3 million was recognized in the year ended June 30, 2025, in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
A non-cash income tax benefit of $0.2 million was recognized in the year ended June 30, 2024 in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
Comparison of Our Results for the Year ended June 30, 2024 with the Year ended June 30, 2023
For results of operations for the years ended June 30, 2024 and 2023, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our Annual Report on Form 20-F for the year ended June 30, 2024, filed with the SEC on August 29, 2024, except for the items below, which have been recast.
The following table summarizes our results of operations for the years ended June 30, 2024 and 2023, together with the changes in those items in dollars and as a percentage.

	Year ended June 30,
(in U.S. dollars, in thousands except per share information)	2024	2023	$ Change	% Change
Consolidated Income Statement Data:
Revenues:
Royalty revenue	$5,902	$7,501	(1,599)	(21%)
Total revenues	5,902	7,501	(1,599)	(21%)
Research & development	(39,716)	(52,816)	13,100	(25%)
Selling, general and administration	(24,980)	(27,480)	2,500	(9%)
Fair value remeasurement of contingent consideration	(9,693)	8,771	(18,464)	NM
Fair value movement of warrants	779	(2,205)	2,984	(135%)
Other operating income and expenses	2,570	4,250	(1,680)	(40%)
Finance costs	(23,009)	(20,122)	(2,887)	14%
Loss before income tax	(88,147)	(82,101)	(6,046)	7%
Income tax (expense)/benefit	191	212	(21)	(10%)
Loss attributable to the owners of Mesoblast Limited	$(87,956)	$(81,889)	(6,067)	7%

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(8.91)	(10.53)	1.62	(15%)
Diluted - losses per share	(8.91)	(10.53)	1.62	(15%)
* NM = not meaningful.

Research and development
Research and development expenses were $39.7 million for the year ended June 30, 2024, compared with $52.8 million for the year ended June 30, 2023, a decrease of $13.1 million. The $13.1 million decrease in research and development expenses is primarily due to the net impact of a decrease in platform technology costs, third party costs and an increase in product and manufacturing support costs.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Research and development:
Product and manufacturing support costs	18,884	15,209	3,675	24%
Third party costs	3,121	6,959	(3,838)	(55%)
Platform technology	13,472	25,964	(12,492)	(48%)
Intellectual property support costs	2,784	3,222	(438)	(14%)
Amortization of current marketed products	1,455	1,462	(7)	0%
Research and development	$39,716	$52,816	(13,100)	25%
Product and manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and manufacturing functions, have increased by $3.7 million, for the year ended June 30, 2024 compared with the year ended June 30, 2023. Within this $3.7 million increase, $3.2 million relates to an increase in product support costs for research and development functions and $0.5 million relates to an increase in support costs for manufacturing functions.
The $3.7 million increase in product and manufacturing support costs is primarily due to an increase of $3.1 million in short-term incentives. In the year ended June 30, 2024, we recognized short-term incentives of $2.0 million related to the year ended June 30, 2023 given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. There was also an increase of $1.4 million in share-based payment expenses for the year ended June 30, 2024 compared with the year ended June 30, 2023. These increases were offset by a decrease of $0.2 million in consulting expenses for the year ended June 30, 2024 compared with the year ended June 30, 2023. There was also a decrease of $0.6 million across salaries and associated costs as full time equivalents decreased by 1.7 (4%) from 51.2 for the year ended June 30, 2023 to 49.5 for the year ended June 30, 2024.
Third party costs, which consist of all external expenditure on our research and development programs, decreased by $3.8 million in the year ended June 30, 2024 compared with the year ended June 30, 2023 primarily due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of MPC-150-IM (CHF) and ARDS in COVID-19 patients. The decrease of these costs were primarily due to higher activities in relation to patient monitoring during follow up visits and higher data analysis being performed in the year ended June 30, 2023 compared with the year ended June 30, 2024. In the year ended June 30, 2024, we incurred costs associated with start-up activities for our confirmatory Phase 3 clinical trial for MPC-06-ID (CLBP).
Platform technology costs decreased by $12.5 million for the year ended June 30, 2024 compared with year ended June 30, 2023. These costs consist of fees paid to our contract manufacturing organizations, potency assay work that supported the aGVHD Biologics License Application ("BLA") resubmission, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of inventory and improve manufacturing efficiencies in our MPC and MSC based products. The decrease of these costs was primarily due to lower MSC development activities during the year ended June 30, 2024 compared with the year ended June 30, 2023.
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

Selling, general and administration
Selling, general and administration expenses were $25.0 million for the year ended June 30, 2024, compared with $27.5 million for the year ended June 30, 2023, a decrease of $2.5 million. This decrease was primarily due to a decrease in corporate overheads, selling, marketing and distribution and legal and professional fees.

	Year ended June 30,
(in U.S. dollars, in thousands)	2024	2023	$ Change	% Change
Selling, general and administration:
Labor and associated expenses	10,753	10,521	232	2%
Corporate overheads	11,135	12,501	(1,366)	(11%)
Selling, marketing and distribution	654	1,439	(785)	(55%)
Legal and professional fees	2,438	3,019	(581)	(17%)
Selling, general and administration	$24,980	$27,480	(2,500)	(9%)
Labor and associated expenses increased by $0.2 million from $10.5 million for the year ended June 30, 2023 to $10.7 million for the year ended June 30, 2024. This $0.2 million increase is primarily due to an increase of $0.9 million in share-based payment expenses and $1.3 million in short-term incentives. In the year ended June 30, 2024, we recognized short-term incentives of $0.9 million related to the year ended June 30, 2023 given that subsequent to June 30, 2023 the conditions of achievement of the short-term incentive for year ended June 30, 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. As a result of managements cost containment strategy, these increases were offset by a decrease of $1.2 million in consulting expenses and $0.2 million in recruitment. There was also a decrease in overall cost of salaries and associated expenses by $0.4 million in the year ended June 30, 2024, compared with the year ended June 30, 2023 due to full time equivalents decreasing by 2.6 (11%) from 24.5 for the year ended June 30, 2023 to 21.9 for the year ended June 30, 2024. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.2 million in the year ended June 30, 2024 compared with the year ended June 30, 2023, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.
Corporate overhead expenses decreased by $1.4 million from $12.5 million for the year ended June 30, 2023 to $11.1 million for the year ended June 30, 2024 primarily due to a decrease of insurance premiums.
Selling, marketing and distribution decreased by $0.8 million for the year ended June 30, 2024 compared with the year ended June 30, 2023 primarily due to decreased commercial activities for Ryoncil® as a result of managements cost containment strategy.
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

Contractual Obligations and Commitments
Contractual commitments:
Purchase commitments mean agreements to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2025. For a description of our contractual commitments, refer to "Item 18. Financial Statements - Note 14(b)."
Lease commitment – as lessee:
We lease various offices under non-cancellable leases expiring within 1 to 6 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We subleased a portion of our office in Melbourne, Australia under a non-cancellable lease expiring within 1 year. We also lease a manufacturing suite under a manufacturing services agreement with Lonza for the supply of commercial product for the launch of Ryoncil® for the treatment of pediatric SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2025.
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
We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2025 we have assessed that the probability of outflows is remote.
Capital commitments
We did not have any commitments for future capital expenditure outstanding as of June 30, 2025.
Australian Disclosure Requirements
Significant Changes in the State of Affairs
There have been no significant changes within the state of our affairs during the year ended June 30, 2025 except as noted in the “Important Corporate Developments” section included in Item 4.A.
Likely Developments and Expected Results of Operations
A review of our operations for the year ended June 30, 2025, together with our business strategies and prospects for future years, are outlined in “Item 5. Operating and Financial Review and Prospects” of this Annual Report. Certain information regarding developments in operations in future years and the expected results of those operations has been excluded, to the extent permitted by law, on the basis that such information relates to the impending developments or matters in the course of negotiation, and disclosure would likely result in unreasonable prejudice to the Group.
The information omitted includes forward-looking projections prepared for internal management purposes, information on product candidates and pipeline assets that remain subject to change, and matters that may risk compromising confidentiality with partners, suppliers or regulators.
Our operating activities are focused on advancing late-stage product candidates and generating revenue from sales of Ryoncil®. These are the primary components of our business that management monitors and assesses in making decisions about resource allocation and performance evaluation. Further details on financial performance are provided in “Item 18. Financial Statements”.

Environmental Regulations
Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.
5.B    Liquidity and Capital Resources
Sources of Liquidity
As of June 30, 2025, we held total cash reserves of $161.6 million. We continue our focus on measured allocation of resources for our planned commercial, research and development activities and as a result reports net cash usage for operating activities of $50.0 million for the year ended June 30, 2025. Since the launch of Ryoncil® in late March 2025, we achieved net product sales of $11.3 million through to June 30, 2025.
Current cash reserves, in conjunction with future revenue from sales of Ryoncil®, are sufficient to meet our forecast operating cash usage over the next twelve months. We are in the advanced stages of finalizing our plans to refinance our existing debt arrangements and we are confident that we will refinance borrowings within the next twelve months from the signing of these financial statements to address our requirements for repayments as our borrowings mature. As a result, the consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.
Our primary sources of liquidity have historically been equity raisings, upfront and milestone payments from strategic license agreements, and borrowings under our loan agreements. We also expect net sales to become a source of liquidity. Prior to March 2025, most our revenue came from licensing fees and royalty revenue. Since March 2025, we have been generating revenue from product sales (Ryoncil®). While in the long-term we expect to be able to complete transactions and achieve approval of our other product candidates to provide liquidity as needed, there can be no assurance as to whether we will be successful or, if successful, what the terms or proceeds may be.
Cash flows

	Year ended June 30,
(in U.S. dollars, in thousands)	2025	2024	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(49,954)	(48,458)	(1,496)	3%
Net cash inflows/(outflows) in investing activities	120	(97)	217	NM
Net cash inflows by financing activities	147,336	40,252	107,084	NM
Net increase/(decrease) in cash and cash equivalents	97,502	(8,303)	105,805	NM
* NM = not meaningful.
Comparison of cash flows for the Year ended June 30, 2025 with the Year ended June 30, 2024
Net cash outflows in operating activities
Net cash outflows for operating activities were $50.0 million for the year ended June 30, 2025, compared with $48.5 million for the year ended June 30, 2024, an increase of $1.5 million. The increase of $1.5 million is due to a decrease in cash inflows of $2.2 million and a decrease in cash outflows of $0.7 million in the year ended June 30, 2025, compared with the year ended June 30, 2024.
The $2.2 million decrease of inflows comprised: inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® decreased by $1.1 million during the year ended June 30, 2025, compared with the year ended June 30, 2024; $0.9 million of receipts for research and development tax incentive during the year ended June 30, 2025, compared to $3.8 million for the year ended June 30, 2024, a decrease of $2.9 million; and inflows from interest receipts increased by $1.8 million in the year ended June 30, 2025, compared with the year ended June 30, 2024.

Outflows for payments to suppliers and employees decreased by $0.7 million from $60.8 million for the year ended June 30, 2024 to $60.1 million for the year ended June 30, 2025, primarily due to a decrease in payments in relation to manufacturing commercialization and product manufacturing and operating costs.
Net cash inflows in investing activities
Net cash inflows for investing activities were $0.1 million in the year ended June 30, 2025, compared with outflows of $0.1 million for the year ended June 30, 2024, an increase of $0.2 million, primarily due to the proceeds from rental deposits which was released to us in October 2024 as we relocated our New York office.
Net cash inflows in financing activities
Net cash inflows for financing activities increased by $107.1 million for the year ended June 30, 2025, compared with the year ended June 30, 2024. The increase of $107.1 million is due to an increase in cash inflows of $102.6 million and an decrease in cash outflows of $4.5 million in the year ended June 30, 2025, compared with the year ended June 30, 2024.
The $102.6 million increase in cash inflows comprised: $161.2 million of proceeds received from a global private placement during the year ended June 30, 2025, compared with $65.4 million of proceeds received from an institutional placement and entitlement offer during the year ended June 30, 2024, an increase in inflows of $95.8 million; received $5.2 million in receipts from employee share option exercises during the year ended June 30, 2025, compared with $Nil for the year ended June 30, 2024, an increase in inflows of $5.2 million; received $1.6 million of proceeds from warrant exercises during the year ended June 30, 2025, compared with $Nil for the year ended June 30, 2024, an increase in inflows of $1.6 million.
The $4.5 million decrease in cash outflows comprised: payments of $1.9 million and $3.5 million for lease liabilities during the years ended June 30, 2025 and 2024, respectively, a decrease of $1.6 million; payments of $5.2 million and $5.7 million for interest and other costs of finance during the years ended June 30, 2025 and 2024, respectively, a decrease of $0.5 million; payments of $1.3 million and $1.5 million for borrowings costs in the years ended June 30, 2025 and 2024, respectively, a decrease of $0.2 million; principal repayments of $7.8 million and $10.0 million to reduce debt under our five-year facility with Oaktree during the years ended June 30, 2025 and 2024, respectively, a decrease of $2.2 million.
Operating Capital Requirements
We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. While we have started generating revenue from the commercialization of Ryoncil® for pediatric SR-aGHVD, we do not expect to generate significant revenue from other product sales unless and until we obtain additional regulatory approvals of and commercialize more of our other cell-based product candidates. We anticipate that we will continue to incur losses for the foreseeable future as we continue the development of, and seek additional regulatory approvals for our cell-based product candidates, and continue the commercialization of approved products, including Ryoncil® for pediatric SR-aGVHD, either directly ourselves or through a collaborator or partner. We are subject to all of the risks inherent in the development of new cell-based products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have our first approved product, Ryoncil®, which has commenced generating revenues from sales in the US market, however we expect to continue to incur losses in the foreseeable future given our ongoing manufacturing commercialization and development and selling, general and administration expenses for Ryoncil® and research and development expenses for our other product candidates. Therefore, beyond the next twelve months we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.
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
5.C    Research and Development, Patents and Licenses
For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the components of our research and development expenses, see “Item 5.A Operating Results – Results of Operations.”
For a description of our research and development process, see “Item 4.B Business Overview.”
5.D    Trend Information
As a biotechnology company which primarily is still in the development stage, we are subject to costs of our clinical trials and other work necessary to support applications for regulatory approval of our product candidates. Health regulators have increased their focus on product safety. In addition, regulators have also increased their attention on whether or not a new product offers evidence of substantial treatment effect. These developments have led to requests for more clinical trial data, for the inclusion of a higher number of patients in clinical trials, and for more detailed analyses of the trials. As a result, we expect these aspects of our research and development expenses to increase. Notwithstanding this upward trend, our research and development expenses may still fluctuate from period to period due to varied rates of patient enrollment and the timing of our clinical trials as our existing trials are completed and new trials commence. We cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.
5.E    Critical Accounting Estimates
See “Item 18. Financial Statements.”
Item 6.    Directors, Senior Management and Employees
6.A    Directors and Senior Management Personnel
Details of Directors and Senior Management
Board of Directors
Jane Bell – B.Ec, LLB, LLM (London)
Non-Executive Member of the Board of Directors
Commenced as Board Chair April 30, 2024
Experience and expertise
Ms. Bell AM has 30 years' experience as a banking and finance lawyer with leading law firms, financial services and corporate treasury operations in the United States, Canada, Australia and the United Kingdom. She is an experienced Chair and non-executive Director in highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms. Bell currently serves as Deputy Chair of Monash Health, Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care, and Chair of its Audit Committee. She is also a director of publicly-listed biotechnology company Amplia Therapeutics and Chair of its Audit Committee and of Jessie McPherson Private Hospital. She is a former Chair of Royal Melbourne Hospital and former Chair of Biomedical Research Victoria as well as of Advisory Groups for the Royal Australian and New Zealand College of Obstetricians and Melbourne Genomics Health Alliance, a former director of Hudson Institute of Medical Research and Chair of its Intellectual Property and Commercialization Committee and director of U Ethical, Australia’s first ethical funds manager. Ms Bell holds a Master of Laws from King’s College (London), Bachelor of Laws University of Melbourne, and Bachelor of Economics Monash University. In 2023 Ms Bell was appointed a Member of the Order of Australia (AM) for her significant service to governance in the medical research, healthcare and not-for-profit sectors.

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
Other current directorships of listed public companies
Chair of Molecular Partners (since 2018)
Former directorships of listed public companies within the last 3 years
None

Lyn Cobley, B.Ec, GAICD, SF Fin
Non-Executive Member of the Board of Directors - appointed effective April 29, 2025
Experience and expertise
Ms. Cobley brings over 30 years’ executive experience in senior positions at Australian and Global banks with experience in P&L leadership, risk management, equity and debt capital markets, balance sheet management, strategy and leadership, people and culture matters, technology, cybersecurity and navigating complexity in regulated industries. Ms. Cobley was previously CEO of Westpac Institutional Bank, Chair of Westpac Asia Advisory Board, Group Treasurer of Commonwealth Bank of Australia during the GFC and had responsibility for running retail products functions and involvement in mergers and acquisitions. Ms Cobley currently serves as a Director of Commonwealth Bank of Australia, is a member of Chief Executive Women, a member of the Macquarie University Council, where she chairs the Finance and Facilities Committee. She is a former Director of the Australian Financial Markets Association and Trustee Board member of the Westpac Foundation.
Other current directorships of listed public companies
Commonwealth Bank of Australia
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
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None

Gregory George, MD, PHD
Non-Executive Member of the Board of Directors - appointed effective February 24, 2025
Experience and expertise
Dr. George is the founding principal of SurgCenter Development, the largest privately owned ambulatory surgical center (ASC) company in the United States. Dr. George graduated from M.I.T., received his medical degree from Duke University, and earned a Ph.D. from Duke in the field of ocular physiology. As an Ophthalmologist with a very busy practice and high surgical volume, Dr. George recognized the necessity for surgeons to have more control over their daily schedule, surgical time, operating room protocols, and surgical staffing. Under Dr. George's leadership, SurgCenter Development has become a clear leader in the industry, developing over 250 physician owned ASCs.
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
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None

Joseph Swedish, MHA
Non-Executive Member of the Board of Directors - retired effective November 15, 2024
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
Andrew Chaponnel, BCom, CAANZ
Chief Financial Officer (interim)
Mr. Chaponnel has around 25 years of experience in finance roles including 13 years with Mesoblast, initially as the Group Financial Controller (6 years), then as Head of Finance (3 years) and now as interim Chief Financial Officer for the past four years. As part of Mesoblast Group finance leadership he has been integral to the implementation and maintenance of our debt financing facilities, various strategic partnerships, equity placements, the NASDAQ IPO and leads both ASX and NASDAQ financial reporting. Previously Mr. Chaponnel has held several roles including management roles in chartered accountancy, logistics, retail and a CFO role within construction before moving into Healthcare. He is a member of the Chartered Accountants of Australia & New Zealand.
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
Head of Translational Research
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
The Mesoblast board of directors (the "Board”) presents the 2024/2025 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (Cth) (“Corporations Act”) and accounting standards requirements.
The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2025.
(Start of the Remuneration Report for Australian Disclosure Requirements)
Introductory Comments from Bill Burns, Nomination and Remuneration Committee Chairman

FY25 was a watershed year for Mesoblast given the FDA approved Ryoncil® in December 2024 as the first mesenchymal stromal cell (MSC) therapy in the United States. Ryoncil® is the first MSC product approved by FDA for any indication and the first FDA-approved therapy for children aged 2 months and older, including adolescents and teenagers, with SR-aGvHD, a life-threatening condition with high mortality rates.

With this approval, we transitioned from research-based biotech to a manufacturer and supplier of biotech treatments. As such, our strategy is being adapted, our operations are expanding and consequently our remuneration framework is being reassessed to align to the new phase of growth and commercialisation.
The FDA’s approval in December was a significant milestone for Mesoblast and represented the culmination of many years’ tireless effort by our team of dedicated employees and leadership. We thank all our shareholders who have patiently supported us on this journey.
The first half of FY25 saw the refiling of Mesoblast’s application for FDA approval of Ryoncil® followed by ongoing engagement with FDA during the BLA review process. The second half of FY25 was remarkably different to the first half as we focused on delivering on our commitment to making Ryoncil® available as quickly as possible to the children with SR-aGvHD in need of life-saving therapy. The team worked relentlessly on product availability, requiring development of capabilities across sales and marketing, market access, commercial product release, customer support and supply and logistics. The commercial availability of Ryoncil® three months after receiving FDA approval was a significant commercial achievement, driven by the efforts of our team and partners to help children and their families faced with this devastating disease.
In the year, Mesoblast built out commercial infrastructure, established a patient access hub where Ryoncil® is available for ordering, onboarded transplant centres and secured coverage from commercial and government payors. This enabled the product to launch in late March 2025, with 25 centres onboarded, payor coverage secured for 250 million US lives and $11.3 million in net sales revenue recognized by June 30, 2025. Our Total Shareholder Return (TSR) was 68%.
In May 2025, Mesoblast received seven years of orphan-drug exclusive Approval from U.S. Food and Drug Administration (FDA) for Ryoncil®. This period of statutory exclusivity means that the FDA will not approve another mesenchymal stromal or stem cell (MSC) product for this indication during the 7-year period from the approval of Ryoncil®.
While our core focus has now shifted to commercialization of Ryoncil®, Mesoblast has continued to develop it's other promising product candidates. During the year we aligned with the FDA on key items required for filing a Biologics License Application (BLA) for Revascor® (rexlemestrocel-L) in the treatment of patients with ischemic heart failure with reduced ejection fraction (HFrEF) and inflammation. In follow-up to the successful Type B meeting in early 2024 under the existing Regenerative Medicine Advanced Therapy (RMAT) designation for Revascor® in end-stage HFrEF patients with a left ventricular assist device (LVAD), Mesoblast achieved alignment with FDA on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post approval.
FY25 Remuneration Outcomes
STI Outcomes
As disclosed in the FY24 report, Mesoblast deferred payment of the FY23 and FY24 STI to its employees pending FDA approval of Ryoncil®. As foreshadowed in the FY24 remuneration report, Mesoblast offered employees the opportunity to receive payment of their STI outcome as options rather than cash.
Given the low cash position and other significant liabilities crystalizing on FDA approval and the desire to ensure employees remained with Mesoblast through to and after the approval, the board doubled their STI if they elected payment as options. This had the desired effect, with approximately 97% of employees accepting this offer (including the CEO and CMO for whom shareholders approved the grant at the 2024 AGM). Given the high portion of employees that elected options over cash payment of the STI, the Group conserved approximately $6.7 million in cash. The options vested on a time-based schedule, with 70% of the options scheduled to vest over the four months following the December 2024 FDA approval.
The board assessed the short-term incentive (STI) performance against our corporate key performance indicators (KPIs) for the financial year ended June 2025 as achieving 100% of maximum based on KPIs related to the achievement of Ryoncil® approval, product launch, as well as execution of finance and clinical strategy.
We achieved an approved product and funding for the Ryoncil® launch. In relation to our product launch KPIs, Mesoblast achieved results beyond board expectations and industry standards for similar products. The CEO was central to these achievements. To recognize this performance, which was above what was considered possible, the Board modified the CEOs maximum FY25 STI opportunity by 120%.
LTI outcomes
With our LTI incentives, executives must meet both milestone and service requirements before vesting can occur. As of June 30, 2025 59% of the CEO’s total outstanding milestone based LTI incentives have met the milestone achievement requirements before deadline, so these options become eligible to vest over the next three years once service requirements are met (see table 6a). The remainder have until the milestone achievement requirement deadlines to be eligible for vesting and will be assessed in FY26.
Changes to FY25 remuneration
In the years leading up to FDA approval, remuneration for all Mesoblast staff was impacted by the necessary cost containment to reduce cash burn. This involved freezing remuneration. In addition, there were voluntary cash salary reductions for the CEO, CMO and select management. In compensation for the voluntary reductions, an option grant was approved by shareholders at the 2024 AGM. These salary reductions remained in place throughout FY25.
Our shift from a research focused Group to commercialization requires replacing some of the short-term cash saving mechanisms that were in place with more sustainable, cost containment programs.
Along with the introduction of sustainable cost programs, the board has recalibrated executive remuneration to reflect changes in the Group's size, growth and operations.
The company is scaling the business to ensure we can deliver our life-saving treatments to as many patients as possible. Compared to the same time last year, we engaged over 29% more people and have added capabilities across sales and marketing, market access, commercial product release, customer support and supply and logistics.
The CEO’s remuneration was assessed in the context of the role scope expansion and our organization's changed nature and size, resulting in an amendment of the job size and the appropriate benchmark in Mercer’s standard survey for life sciences. Consequently, in May 2025 our CEO’s base salary was adjusted. The last adjustment was in 2016.
Our move to commercialization means short term goals will have a greater weight in the achievement of long term profitability than prior.
As such, the CEO’s remuneration arrangements were amended in May 2025 to shift to a more traditional and equal weight between STI and LTI. In the CEO's amended employment contract, the LTI was reduced from 200% of base salary to 100% of base salary and the maximum STI was increased from 50% to 100% of base salary. The combined STI and LTI has decreased from 250% to 200% of the base salary which is US$950,000. STI will reduce from 100% cash delivery, to 50% cash and 50% options to ensure continued alignment with shareholders and conservation of cash.
The new remuneration package represents an overall reduction in total maximum opportunity and reflects the shift from research to commercialization. This will ensure focus on meeting operational, manufacturing and commercial milestones in the short term that will ramp up the production of our treatments to the patients that need them.
Mesoblast’s remuneration mix remains weighted towards equity, aligning executive outcomes to long-term sustainability and success.
NED changes
In FY25, our NEDs continued to defer payment of 50% of their board fees until the FDA decision and received the remainder of their fees as options to conserve cash. Given the FDA decision in December 2024, the deferred payment has been made and there will be no further options granted under the cash containment plan.
The Board appointed two new non-executive board members: Dr Gregory George, the founding principal of SurgCenter Development, the largest privately owned ambulatory surgical center (ASC) company in the United States, and Lyn Cobley who brings over 30 years’ executive experience in senior positions at Australian and global banks. Dr George has declined the opportunity to receive any cash NED fees.
Given our focus on US commercialization is critical to shareholder returns, we will be seeking at least one additional director with complementary skills and US experience. To that end, the Board will review the NED fee structure and seek your support to re-align it for attraction and retention of NEDs for this market, while also ensuring the basis of our fees are equitable given the shared workload and accountability of all directors.
Mesoblast met significant milestones throughout the year. This year’s remuneration recognizes the culmination of years of significant investment, time and capital together with motivation, tenacity and scientific expertise from our employees.
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
Table 1 – Mesoblast KMP during FY2025, including to the Date of this Report

Name	Position	Country	Portion of FY2025 year served as KMP
Non-executive directors

Jane Bell	Independent Chair of Board Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	Australia	Full Year

Lyn Cobley	Independent Non-executive Director Member, Audit and Risk Committee Member, Nomination and Remuneration Committee (appointed to both committees on May 12, 2025)	Australia	Appointed effective April 29, 2025

William Burns	Independent Vice Chair, Board of Directors Chair, Nomination and Remuneration Committee Member, Audit and Risk Committee (November 15, 2024 to May 12, 2025)	Switzerland	Full Year

Philip Facchina	Independent Non-executive Director Chair, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Full Year

Philip Krause	Non-independent Non-executive Director	US	Full Year

Gregory George	Non-Independent Non-Executive Director	Bahamas	Appointed effective February 24, 2025

Joseph Swedish	Board of Directors Member, Audit and Risk Committee Member, Nomination and Remuneration Committee	US	Retired effective November 15, 2024

Executive directors

Silviu Itescu	Chief Executive Officer Executive Director	Australia	Full Year
Eric Rose	Chief Medical Officer Executive Director	US	Full Year
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
The Nomination and Remuneration Committee is wholly comprised of independent members. The board is satisfied that all members of the Nomination and Remuneration Committee during the reporting period are independent. During FY25 the members of the Nomination and Remuneration Committee were as follows: William Burns (Chair), Jane Bell, Philip Facchina and Lyn Cobley (from May 12, 2025).
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
Our team predominantly comprises individuals with specialist skill sets, 62% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue to work towards complex and long-term goals.
Biopharmaceutical product development and commercialization is a highly specialized and speculative undertaking and it involves a substantial degree of risk. To achieve and maintain long term profitability, companies must successfully develop product candidates, obtain regulatory approval, manufacture, market and sell those products for which regulatory approval is obtained. If this occurs, revenues depend on the size of markets in which product candidates receive approval, the ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. Not all companies succeed in these activities, and not all companies generate revenue from product sales that is significant enough to achieve profitability.
To ensure success, it is imperative that executives
a)possess the specialized skills to understand the complex products being developed and the various regulatory requirements imposed across the globe
b)apply high degrees of discipline to ensure research and trials are undertaken safely and effectively, to a rigorous standard and schedule, within tight budget constraints
c)seek to deliver earlier, with lower costs, key, well-defined milestones critical to progressing Mesoblast technology
d)swiftly pivot to building a supply chain and customer service operations once approvals have been achieved.
Mesoblast has moved into the initial commercialization phase for its key product Ryoncil®, but is still in the development phase for other product candidates such as Revascor®.
Without the interim milestone steps on the way to the approval and potential commercialization of therapies such as Revascor®, the extensive safety and efficacy data required would not be sufficient and approval by global regulatory authorities would not be achievable. Time and costs are an important component in this process of research, testing and milestone achievement, as all have compounding effects on realizing our commercial potential and ultimately shareholder value.
To address the above, Mesoblast’s remuneration framework comprises:
-competitive fixed remuneration
-annual incentive payments contingent on both efficient research and approvals and successful commercialization
-longer term milestone-based incentive payments
-payment delivered, in part, as options, which conserves cash, aligns with shareholder interests, and focuses executives on strategy, risk management, and execution that optimizes shareholder value.
The current average tenure of our executive team of 9 years suggests that the framework works well to attract and retain appropriate executive leadership.
As flagged in the introduction to this report, the Nomination and Remuneration Committee is considering NED and executive remuneration structures in the light of our shift to commercialization and research rather than pure research. In the early stages of commercialization, the conservation of cash and the timely delivery of key milestones will continue to be crucial for success. This is likely to change as sales become sustainable and predictable and require the maintenance and efficient operation of existing systems rather than the creation of new ones. The Nomination and Remuneration Committee will assess and review remuneration structures as this occurs.
Mesoblast has generally set cash-based STIs at a lower quantum than option-based LTIs to conserve cash flow, focus executives on value creation, and align executives with shareholders. Our move to commercialization means short term goals will have a greater weight in the achievement of long term profitability than prior. As such, the CEO’s remuneration arrangements have shifted to a more traditional and equal weight between STI and LTI. In conjunction with this change, 50% of the CEO’s STI will also now be paid as equity rather than cash to ensure continued alignment with shareholders and cash conservation to invest in commercialization.
Executive Remuneration Framework
Further details on the Mesoblast Executive Remuneration Framework is provided in Table 2 – Executive Remuneration Framework.

Table 2 – Executive Remuneration Framework

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Strategic Rationale	Attract and retain key personnel on a global basis via competitive remuneration. Comply with regional statutory and customary benefits (e.g., superannuation in Australia; medical benefits in the US.)	Focuses attention on key KPIs under cost and time constraints (in areas such as manufacturing, commercial, clinical, financial, partnering strategy, or organizational structure and development) that will lead to long-term improvement in patient outcomes and shareholder wealth.
Serves multi-pronged purpose:
-Aligns remuneration outcomes with shareholder wealth creation.
-Provides a framework for wealth creation by prioritizing key objectives that are critical for long-term profitability.
-Rewards speed of achievement, that can have long term compounding effects
-Retains employees via deferral
-Provides value only if milestones lead to increases in share price, aligning with the shareholder experience.
-Conserves cash.
-Enables risk management via malus.

Process	Assessed annually on market relativities in employee's domicile based on position accountabilities. The Nomination and Remuneration Committee makes specific recommendations to the board on remuneration packages for senior executives for approval.	Paid annually for performance against annual corporate and individual KPIs. The Nomination and Remuneration Committee sets the CEO’s KPIs. These are used to measure company performance, which determines the pool available for other employees. Allocations from that pool for senior management are determined with reference to individual KPIs set by the CEO. Resulting outcomes are approved by the Nomination and Remuneration Committee.	The Nomination and Remuneration Committee assesses LTI milestone achievement for vesting eligibility.

Eligibility	All employees	All employees hired on or before March 31, 2025 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.
Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash.
CEO maximum STI: 50% of Fixed Remuneration (through until May 9, 2025).
100% of Fixed Remuneration (from May 10, 2025).
CMO maximum STI: 50% of Fixed Remuneration.

Set using a percentage of fixed pay as a guideline.
CEO maximum LTI: approximately 100% of fixed remuneration (Reduced from 200% in FY24)
CMO maximum LTI: 100% of fixed remuneration.
The actual grant value for the CEO and CMO LTI may vary year on year from this proportion based on various factors being taken account including:
-shareholder dilution
-internal relativities
-share price volatility

Delivered as	Cash.	Cash.

For our CEO, from May 10, 2025 payment is delivered 50% in cash and 50% in time-based options with an exercise price equal to the market price.

		The FY23 and FY24 STI awards were delivered as options to conserve cash given the pending FDA approval.	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the higher of the VWAP of the 5 ASX trading days up to board approval of the grant, and the last closing price of an ordinary share on the ASX at board approval.

Performance and service period	N/A	1 year	Three years, with provision for earlier vesting limited to one third per year to (a) encourage speed of achievement, (b) defer material amounts for better governance and (c) encourage executive focus on achievements that have a longer term impact on shareholder value.

Discretion, malus and clawback	N/A	The board has the authority to use its discretion to amend individual outcomes “in year”, including down to zero, prior to any payment. Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.	The board has ultimate discretion in determining vesting outcomes. Until options are exercised, the board may also apply discretion in situations where executives have behaved dishonestly or fraudulently to lapse options (unvested and vested). Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Cessation of employment	N/A	No award will be made to employees who have ceased employment unless the Board exercises it's discretion.	Unvested options are forfeited unless Board exercises discretion. Vested options can be retained subject to being exercised within a certain period specified in our Employee Share Option Rules (usually 60 days of cessation).

Hedging	The Company’s share trading policy prohibits hedging via the Company’s derivatives.

Oversight	Individual outcomes are reviewed and approved by the CEO. For each KMP, and for the overall Group, outcomes are first reviewed by the Nomination & Remuneration Committee and then approved by the Board.
Remuneration Mix
FY25 target remuneration mix at maximum for the CEO and the CMO is described in Figure 1.
Figure 1 – Executive KMP Remuneration Mix reflecting the CEO's adjusted package from May 2025
The actual grant value year-on-year may vary from the target remuneration mix depending on factors such as:
•Dilution considerations
•Internal relativities
•Date of grant

Responses to frequent questions on the Mesoblast framework
The following table presents responses to common queries on the Mesoblast remuneration framework.
Table 3 – Executive Remuneration Framework

Why do you use milestone performance measures for the STI and LTI?
Mesoblast is in the early stages of commercialization of Ryoncil® and in the research phase for other products such as Revascor®. Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our business which is heavily focused on ramping up new business structures to enable commercial sales as well as ongoing research and new product development. What creates lasting shareholder value are achievement of key milestones that will lead to step changes in revenue growth, as well as successful outcomes from research and development, entry into new collaborations and achievement of other planned and well considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice. Now Mesoblast has entered the commercialization phase for Ryoncil®, the Nomination and Remuneration Committee will continue to assess when more traditional financial metrics become meaningful.

Why does some of the long term incentive award vest earlier than a three year period?	Within biotechnology, basing long term incentives on achievement of performance milestones is an established method for aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier achievement is better, because if milestones are achieved earlier then less cash will have been used by the Group to support the program and associated overheads than if achieved at the end of 3 years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for 3 years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones given limited resourcing, and impact on longer term share price, but so far we have not found any other incentives as effective.
What is Mesoblast's position on STI deferral?
From May 2025, the CEO's STI is paid 50% in options that vest in 12 months. For other employees, Mesoblast policy is configured to enable employee mobility across jurisdictions including those that do not have STI deferral. Therefore, STI is paid in cash.

Why has only the CEO's STI and LTI weighting been adjusted?	Mesoblast’s strategic focus has changed. With regulatory approvals we need to simultaneously focus on ensuring our products get to the people dependent on them for healthier lives, while maintaining R&D to realize the potential value of our other product candidates. In the past the CEO’s incentives were heavily weighted to longer term outcomes. With the change in strategic priorities this has required a more even balance between the CEO’s short term and longer term objectives. Other employees’ remuneration structures were assessed as not needing change for the strategic re-balance.

Mesoblast performance during FY2025
Table 4 provides share price performance data and selected financial results.
Table 4 – Company share price performance and selected financial results over the last five years

	Currency	2025	2024	2023	2022	2021
Share price (ASX:MSB)
– closing at June 30	A$	1.66	0.99	1.14	0.61	1.98
– high for the year	A$	3.35	1.39	1.28	2.1	5.5
– low for the year	A$	0.89	0.26	0.68	0.61	1.72
Market capitalization at June 30 (millions)	A$	2,125	1,130	924	397	1,285
– increase/(decrease) – (millions)	A$	994	206	527	(888)	(613)
– increase/(decrease) – as %		88%	22%	133%	(69)%	(32)%
Revenue (millions)	US$	17.2	5.9	7.5	10.2	7.5
– increase/(decrease) – as %		191%	(21%)	(27%)	37%	(77%)
Loss before income tax (millions)	US$	101.8	88.1	82.1	91.6	99.6
Net Assets (millions)	US$	597.4	480.4	501.8	497.0	581.4
Dividends paid		—	—	—	—	—
Return of Capital to Shareholders		—	—	—	—	—
In the first half of FY25 Mesoblast refiled our BLA application for Ryoncil®, the FDA review process ultimately resulted in FDA approval in December 2024.
Ryoncil® is the first mesenchymal stromal cell (MSC) therapy approved by the FDA in the United States for any indication and the first FDA-approved therapy for children aged 2 months and older, including adolescents and teenagers, with SR-aGvHD, a life-threatening condition with high mortality rates.
The second half of FY25 was remarkably different as we focused on delivering on our commitment to making Ryoncil® available to the children in need of life-saving therapy as quickly as possible. Commercial availability of Ryoncil® three months after receiving FDA approval was a significant commercial achievement.
We added capabilities across selling and marketing, market access, commercial product release, customer support and supply and logistics. Mesoblast built out required commercial infrastructure, onboarded transplant centres and secured coverage from commercial and government payors which enabled the product to launch late March 2025, with 25 centres onboarded, payor coverage for 250 million US lives and $11.3 million in net sales revenue recognized by June 30, 2025.
In relation to funding, with support from our existing shareholders the Company raised US$160 million in January 2025 which strengthened our consolidated balance sheet to support commercial launch and ongoing research and development.
In summary, management executed on or supported the following corporate achievements:
-In December 2024 Mesoblast was added to the Nasdaq Biotechnology Index (Nasdaq: NBI) as part of the annual reconstitution of the 2024 Nasdaq index
-Completed US$160 million placement in January 2025.
-Appointment of Dr Gregory George as a non-executive director
-Appointment of Lyn Cobley as a non-executive director.
In relation to our development of our product candidates, management executed on the following achievements:
•In July 2024 we resubmitted the BLA for approval of remestemcel-L in the treatment of children with SR-aGVHD
•In December 2024 the FDA granted Revascor® (rexlemestrocel-L) Regenerative Medicine Advanced Therapy (RMAT) designation following submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (HLHS), a potentially life-threatening congenital heart condition.
•In December 2024 our BLA for Ryoncil® for the treatment of patients with SR aGvHD was approved.
•In follow-up to the successful Type B meeting in early 2024 under the existing RMAT designation for Revascor® in end-stage HFrEF patients with a left ventricular assist device (LVAD), where FDA stated that the results of the presented studies could support accelerated approval, Mesoblast met with FDA in June 2025 to align on key items for BLA filing. After the successful meeting, the FDA provided formal minutes to Mesoblast confirming alignment with FDA on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post-approval.
•The confirmatory Phase 3 trial of rexlemestrocel-L in patients with CLBP due to inflammatory degenerative disc disease of less than five years duration commenced and continued enrolling throughout the period with 37 sites now enrolling patients across the United States.
In relation to the commercialization of Ryoncil®, management executed on the following achievements:
•Product available to patients within three months from approval.
•Established product hub and onboarded 25 transplant centres
•Reached payor coverage for 250 million US lives from commercial and government payors
•$11.3 million in net sales revenue recognized by June 30, 2025
Remuneration outcomes for the year ended June 30, 2025
STI
The board assessed the short-term incentive (STI) performance against our corporate key performance indicators (KPIs) for the financial year ended June 2025 as achieving 100% of maximum based on KPIs related to the achievement of Ryoncil® approval, product launch, as well as execution of finance and clinical strategy. Details are provided in Table 5.
The CEO’s outstanding leadership across all the KPIs strategic areas has ultimately resulted in an approved product, funding for Ryoncil® launch and although it's only very early in the product's life-cycle, the Board are pleased with the initial product adoption which has lead to an increase in our market capitalization. In relation to our product launch KPIs, Mesoblast achieved results beyond board expectations and industry standards for similar products. The CEO was central to these achievements and to recognize this performance, which was, above what was considered possible, the Board awarded an additional 20% of the FY25 STI opportunity.

Table 5 - Mesoblast's performance against FY25 STI KPIs
Objectives/Performance Assessment	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on Clinical and Regulatory Strategy (55%)
During the year we addressed the final queries in the US FDA's review activities of our BLA for SR-aGVHD which ultimately resulted in the formal approval of the BLA in December 2025.
In relation to our CLBP program, we saw solid recruitment in our phase 3 clinical trial given successful onboarding of new clinical sites and implementation of initiatives to accelerate patient enrollment.
In relation to our CHF program, in June 2025 we gained alignment with the US FDA on the items required for filing a BLA for Revascor® (rexlemestrocel-L) in the treatment of patients with ischemic heart failure with reduced ejection fraction (HFrEF) and inflammation.
The Board has decided this objective has been met.
	55%	100%	55%
Execute on Commercial Strategy (25%)
Achieved speed to market, Ryoncil® became commercially available for purchase in the US on March 28, 2025.
Launch initiatives delivering positive results as measure by:
- 25 transplant centers onboarded since product launch.
- insurance coverage of over 250 million US lives insured by commercial and government payers. Federal Medicaid coverage by Centers for Medicare and Medicaid (CMS) is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1 in all US states.
- to assist patients and institutions with insurance coverage, financial assistance, and access programs, ensuring that no patient is left behind in receiving this potentially life-saving therapy, Mesoblast established a patient access hub termed MyMesoblast™, where Ryoncil® is available for ordering.
- Ryoncil® received seven years of orphan-drug exclusive approval from US FDA for treatment of SR-aGvHD in pediatric patients 2 months of age and older.
- since the launch of Ryoncil® in late March 2025, the Group achieved net sales revenue of $11.3 million through to June 30, 2025
 The Board has decided this objective has been met.
	25%	100%	25%
Execute on Financing Strategy (20%)
In relation to financing, there have been substantial achievements during the year. In January 2025, we completed a global private placement primarily to our existing major US, UK, and Australian shareholders for $160 million. The raise delivered sufficient capital to fund the commercial launch of Ryoncil® whilst enabling clinical research for our key programs to continue. The Board determined the rating for this objective to be met.	20%	100%	20%

In review of the extent that STI outcomes matched FY25 achievements, including the approval of the Ryoncil® product and funding for the Ryoncil® launch and considering Mesoblast achieved product launch results that were beyond what was considered possible and industry standards for similar products, the Board modified the CEO’s maximum FY25 STI opportunity to 120%.
LTI
Three conditions must be met for milestone options to vest.
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
Table 6a – LTI Outcomes of CEO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions						% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27	FY28
Nov 2024(1)	Regulatory and clinical milestone related to our rexlemestrocel-L product candidate and BLA approval and label expansion of Ryoncil®.	1,305,360	FY25	—	—	—	1,036,000	269,360	—	100%	—
		870,240	Pending	—	—	—	—	—	—	—	870,240
	Commercial, Financial & Business Development milestones for Ryoncil® commercial launch milestones related to US patient lives covered by commercial and government payors, and for raising capital through any combination of refinancing, strategic capital or equity.	932,400	FY25	—	—	—	—	766,640	165,760	100%	—
	Total for Nov 2024 Grant	3,108,000		—	—	—	1,036,000	1,036,000	165,760	72%	870,240
Nov 2023(2)	Regulatory milestone related to gain alignment with FDA on certain aspects of the development program for CHF.	242,000	FY24	—	—	242,000	—	—	—	100%	—
	Financial & Business Development related milestone to completion of a strategic capital raise to fund development programs through to key milestones.	726,000	FY24	—	—	564,667	161,333	—	—	100%	—
	Regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	726,000	FY25	—	—		645,334	80,666	—	100%	—
		726,000	Pending	—	—	—	—	—	—	—	726,000
	Total for Nov 2023 Grant	2,420,000		—	—	806,667	806,668	80,666	—	70%	726,000
Nov 2022(3)	Commercial and clinical milestones in relation to the potential launch of remestemcel-L.	1,395,000	Pending	—	—	—	—	—	—	—	1,395,000
	Financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms	930,000	Pending	—	—	—	—	—	—	—	930,000
	Total for Nov 2022 Grant	2,325,000		—	—	—	—	—	—	—	2,325,000
Nov 2021(4)	Regulatory/Commercialization progress with respect to our aGVHD program and clinical progress across the Company’s lead programs with specific allocation for each program milestone based on priority.	510,000	FY23	—	510,000(8)	—	—	—	—	100%	—
		110,000	FY24	—	110,000	—	—	—	—	100%	—
	Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.	620,000	Pending	—	—	—	—	—	—	—	620,000
	Manufacturing milestones related to process development.	310,000	Pending	—	—	—	—	—	—	—	310,000
	Total for Nov 2021 Grant	1,550,000		—	620,000	—	—	—	—	40%	930,000
Nov 2020(5)	Clinical/Commercialization milestones related to clinical and commercialization progress across the Company’s lead programs.	480,000	FY22	480,000	—	—	—	—	—	100%	—
	Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.	480,000	FY25	—	—	480,000	—	—	—	100%	—
	Manufacturing milestones related to process development.	240,000	FY22	240,000	—	—	—	—	—	100%	—
	Total for Nov 2020 Grant	1,200,000		720,000	—	480,000	—	—	—	100%	—
Nov 2019(6)	Granting of a PDUFA date for remestemcel-L(7).	673,334	FY20	673,334	—	—	—	—	—	100%	—
	US FDA approval of remestemcel-L(7).	673,333	FY25	—	—	673,333	—	—	—	100%	—
	Total for Nov 2019 Grant	1,346,667		673,334	—	673,333	—	—	—	100%	—

(1)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
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
(7)For the treatment of pediatric SR acute GVHD.
(8)Regardless of when the milestone was achieved, the milestone vesting date is determined as the date of Board approval. In this case Board approval was in July 2023.

Table 6b – LTI Outcomes of CMO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions						% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27	FY28
Nov 2024(1)	Regulatory milestone related to clinical progress and gain alignment with FDA on certain aspects of the development programs for adults with SR-aGVHD and rexlemestrocel-L.	567,600	Pending	—	—	—	—	—	—	—	567,600
	Regulatory milestones related to gain alignment with FA on LVAD.	378,400	FY25	—	—	—	315,334	63,066	—	100%	—
	Total for Nov 2024 Grant	946,000		—	—	—	315,334	63,066	—	40%	567,600
Nov 2023(2)	Regulatory milestone related to gain alignment with FDA on certain aspects of the development program for CHF.	148,000	FY24	—	—	148,000	—	—	—	100%	—
	Regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	444,000	Pending	—	—	—	—	—	—	—	444,000
	Strategic corporate partnership milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	148,000	Pending	—	—	—	—	—	—	—	148,000
	Total for Nov 2023 Grant	740,000		—	—	148,000	—	—	—	20%	592,000
Nov 2022(3)	Milestones related to the regulatory progress of remestemcel-L(4)	600,000	FY24 & FY25	—	300,000	300,000	—	—	—	100%	—
	Milestone related to the clinical progress of the Company’s lead products.	300,000	FY25	—	—	—	300,000	—	—	100%	—
	Total for Nov 2022 Grant	900,000		—	300,000	300,000	300,000	—	—	100%	—
(1)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(4)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.

Table 6c – LTI Outcomes of milestone-based grants to Phil Krause

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions						% Vested	Pending
				Pre FY24	FY24	FY25	FY26	FY27	FY28
Nov 2024(1)	Milestones related to the regulatory progress of remestemcel-L	392,500	FY25	—	—	—	261,667	130,833	—	100%	—
	Regulatory milestones related to gain alignment with FDA on LVAD.	392,500	FY25	—	—	—	—	130,834	261,666	33%	—
	Total for Nov 2024 Grant	785,000		—	—	—	261,667	261,667	261,666	67%	—
Nov 2023(2)	Milestones related to the regulatory progress of remestemcel-L(4)	325,050	FY24	—	—	325,050(3)	—	—	—	100%	—
	Regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms	659,950	Pending	—	—	—	—	—	—	—	659,950
	Total for Nov 2023 Grant	985,000		—	—	325,050	—	—	—	33%	659,950
(1)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(3)The milestone was achieved in July 2024.
(4)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.
Table 7 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.
Table 7 – Statutory remuneration paid to executive KMP

		Short-term benefits
			Base salary	Short-term bonus(1)(2)	Annual Leave/ Holiday Pay(3)	Non- monetary benefits	Health and Other Benefits(4)	Post-employment benefits Super- annuation	Long-term benefits Long service leave(3)	Share- based payments Options(5)(6)	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%

Silviu Itescu	2025	A$	771,396	871,443	579,965	—	—	29,932	153,082	6,042,429	—	8,448,247	82%
Silviu Itescu	2024	A$	757,500	1,007,187	77,904	—	—	27,399	16,926	1,137,219	—	3,024,136	71%
Eric Rose	2025	A$	665,276	564,002	—	—	47,838	—	—	3,342,086	—	4,619,202	85%
Eric Rose	2024	A$	701,841	848,348	(5,984)	—	28,561	—	—	714,708	—	2,287,474	68%
Total Executive Directors	2025	A$	1,436,672	1,435,445	579,965	—	47,838	29,932	153,082	9,384,515	—	13,067,449	83%
Total Executive Directors	2024	A$	1,459,341	1,855,535	71,920	—	28,561	27,399	16,926	1,851,927	—	5,311,610	70%
Total Executive Directors	2025	US$(7)	929,670	928,876	375,295	—	30,956	19,369	99,059	6,072,720	—	8,455,945	83%
Total Executive Directors	2024	US$(7)	959,079	1,219,458	47,266	—	18,770	18,006	11,124	1,217,086	—	3,490,790	70%
(1)The FY25 bonus for CEO includes $123,984 of the FY25 bonus which will be paid as options given the May 2025 amendment to the CEO contract included the requirement to pay 50% of STI in options. Given the FY23 and FY24 bonus was recognized at fair value in prior periods, there is a present value adjustment in FY25 as a result of the payment being made in FY25 and time value discount in the original fair value unwinds. The present value adjustment recognized in FY25 on the FY23 and FY24 bonus was $47,188 and $56,625 respectively.
(2)The FY24 bonus for CEO includes $457,812 relating to FY23 and $549,375 relating to FY24, both unpaid at year end. Subsequent to FY23, the conditions of achievement of the FY23 STI were modified to make it dependent on Mesoblast achieving FDA marketing authorization. Subsequent to FY24, the STI plan was further modified providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of the STI entitlements for FY23 and FY24. The CEO and CMO accepted this offer and the options were granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(3)Annual leave and Long service leave reflect the movement in provision balances at June 30, 2025 compared with June 30, 2024. Following a benchmarking review, the CEO's fixed remuneration was adjusted in May 2025. Of the $579,956 in annual leave and $153,082 in long service leave recognized in FY25, $534,013 and $145,078, respectively, relates to a revaluation of the provisions in May 2025 given the change in his fixed remuneration.
(4)Includes health, dental, vision, life, long and short-term disability insurances.
(5)FY25 share based payments for the CEO include $2,357,542 for options granted in lieu of cash payment of his STI entitlements for FY23 and FY24 and $551,170 for two separate option grants granted in November 2023 and 2024 in lieu of cash payment of his base salary reduction of 30%.
(6)FY25 share based payments for the CMO include $1,865,349 for options granted in lieu of cash payment of his STI entitlements for FY23 and FY24 and $517,115 for two separate option grants granted in November 2023 and 2024 in lieu of cash payment of his base salary reduction of 30%.
(7)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6471 has been used for the year ended June 30, 2025 and 1:0.6572 for the year ended June 30, 2024.
Fixed remuneration

The CEO's remuneration package was benchmarked and adjusted from May 2025 including a change to his fixed remuneration. The CEOs remuneration was assessed in the context of the role and scope expansion given the transition of the Group from research to commercialization given the FDA approval of Ryoncil®. Eric Rose was appointed as our CMO in FY22, his monthly fixed remuneration has not changed since his appointment. Both our CEO and CMO volunteered base salary reductions of 30% for a 12-month period ending August 31, 2025. In compensation for the reduction in cash pay, an option grant was approved by shareholders with an approval vote of 93% at the 2024 AGM, increasing the CEO and CMO's long-term equity-based at risk pay for further alignment of their interests with shareholders.
Non-Executive Director (“NED”) Remuneration
As at June 30, 2025 the Board comprised of six NEDs; two based in Australia, two in the United States, one in the Bahamas and one in Switzerland. These directors are global experts in the biopharmaceutical industry and/or capital markets, each with relevant experience in biotechnology and/or healthcare industries or corporate finance and governance.
There have been no changes to NED fees from last year (See table 8).

In FY25, our NEDs continued to defer payment of 50% of their board fees until the FDA decision was made and received the remainder of their fees as options to conserve cash. Since the FDA decision has now occurred, the deferred payment has been made and there will be no further options granted under the cash containment plan.

Dr Gregory George has declined the opportunity to receive cash NED fees and received no cash payments during FY25. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023.
Table 8 – Annual NED fees
(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2025
Position	Currency	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee
Chair	A$	250,000	20,000	20,000
Vice Chair	A$	175,000	—	—
Member	A$	128,250	10,000	10,000

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
The grants enable Mesoblast to secure NEDs with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of our NED LTI grants at the November 2024, 2023, 2022 and 2021 AGMs.
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role on June 4, 2023 where he was remunerated at an hourly rate and the agreement was able to be terminated on 15 written days notice. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023. On October 1, 2023, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of US$20,000 for strategic advisory services and his role as non-executive director. In addition to the monthly retainer, Philip Krause received 540,000 time-based options issued in three equal tranches vesting at 12, 24 and 26 months from grant date, which were approved by shareholders at the November 2024 AGM, and 985,000 milestone-based options which will vest subject to achieving the performance milestones and time-based vesting conditions. All options will have a 7 year term. The agreement is ongoing, with either party able to terminate on 90 written days notice. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2024 and 2025 was US$220,900 and US$240,000 respectively. As the fees relating to the amended consulting agreement are in relation to both his advisory and director roles, they are disclosed in Table 9.
Further details on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.

Remuneration Details - NEDs
Details of the remuneration of our NEDs for the years ended June 30, 2025 and June 30, 2024 are in Table 9.
Table 9 – Director Fees

	Year	Currency	Base Salary	Super- annuation	Share-based payments Options	Total Statutory Remuneration
Jane Bell	2025	A$	125,000	14,671	239,302	378,973
Jane Bell	2024	A$	91,851	1,359	137,214	230,424
William Burns	2025	A$	100,000	—	177,357	277,357
William Burns	2024	A$	105,625	—	95,349	200,974
Lyn Cobley	2025	A$	24,966	2,871	18,810	46,647
Philip Facchina	2025	A$	79,125	—	142,758	221,883
Philip Facchina	2024	A$	81,135	—	87,475	168,611
Gregory George	2025	A$	—	—	18,810	18,810
Philip Krause	2025	A$	370,885	—	1,147,832	1,518,717
Philip Krause(2)	2024	A$	285,410	—	229,861	515,271
Michael Spooner	2024	A$	38,153	—	—	38,153
Joseph Swedish(3)	2025	A$	27,579	—	54,646	82,225
Joseph Swedish	2024	A$	186,266	—	192,507	378,773
Total Non-Executive Directors	2025	A$	727,555	17,542	1,799,515	2,544,612
Total Non-Executive Directors	2024	A$	788,441	1,359	742,406	1,532,205
Total Non-Executive Directors (1)	2025	US$	470,801	11,351	1,164,466	1,646,618
Total Non-Executive Directors (1)	2024	US$	518,163	893	487,909	1,006,965
(1)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6471 has been used for the year ended June 30, 2025 and 1:0.6572 for the year ended June 30, 2024.
(2)Philip Krause has been a non-executive director of Mesoblast since March 2022. Within FY2024, A$11,521 relates to Director Fees earned in his role as an independent non-executive director and A$273,889 relates to his amended consulting agreement through which he was paid a monthly retainer of US$20,000 as compensation for strategic advisory services and his role as non executive director from October 1, 2023 to June 30, 2024.
(3)On November 15, 2024, Joseph Swedish retired as director of the Company.

Terms and conditions of option grants and equity holdings
Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2025 and June 30, 2024 are provided in the tables below.
Table 10 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options lapsed (4) A$
For the year ended June 30, 2025
Silviu Itescu(5)	5,796,154	72%	8,657,210	—	—
Eric Rose(5)	3,212,188	72%	4,777,850	856,372	—
Jane Bell(6)	192,308	63%	224,385	—	—
William Burns(6)	150,000	64%	175,020	—	—
Lyn Cobley(7)	—	—	—	—	—
Philip Facchina(6)	121,731	64%	142,036	—	—
Gregory George(8)	—	—	—	—	—
Philip Krause(9)	1,325,000	76%	1,173,146	—	—
Joseph Swedish(6)	28,510	66%	33,265	—	—
For the year ended June 30, 2024
Silviu Itescu(10)	3,693,070	38%	767,005	—	—
Eric Rose(10)	1,960,765	31%	451,305	—	—
Jane Bell(11)	326,729	60%	85,178	—	—
William Burns(11)	409,651	47%	106,796	—	—
Philip Facchina(11)	290,432	52%	75,716	—	—
Philip Krause(12)(13)	985,000	45%	256,790	—	—
Michael Spooner	—	—	—	—	—
Joseph Swedish(11)	827,077	51%	215,619	—	—
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
(5)These grants were approved by the Board on August 27, 2024 and September 10, 2024, respectively, and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(7)The board approved a grant of 200,000 options for Lyn Cobley on May 10, 2025, this grant is subject to shareholder approval at the upcoming AGM.
(8)The board approved a grant of 200,000 options for Gregory George on May 10, 2025, this grant is subject to shareholder approval at the upcoming AGM.
(9)These grants were approved by the Board on March 11, 2024 and August 27, 2024, respectively, and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.

(10)These grants were approved by the Board on October 12, 2023 and October 16, 2023, respectively, and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(12)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(13)The board approved a grant of 540,000 options for Philip Krause on March 11, 2024, this grant was subject to shareholder approval at the FY24 AGM.
There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2025 and 2024.

Reconciliation of Options held by KMP
The table below shows a reconciliation of options over ordinary shares of Mesoblast Limited held by each KMP from the beginning to the end of FY25.
Table 11 – Reconciliation of options held by each KMP during FY25.

		Balance at July 1, 2024		Granted as compensation during FY25	Vested during FY25		Exercised during FY25		Forfeited / Lapsed during FY25		Balance at June 30, 2025
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	15-Nov-24(1)	—	—	2,222,000	2,222,000	100	—	—	—	—	2,222,000	—
Silviu Itescu	15-Nov-24(2)	—	—	3,108,000	—	—	—	—	—	—	—	3,108,000
Silviu Itescu	15-Nov-24(2)	—	—	466,154	310,770	67	—	—	—	—	310,770	155,384
Silviu Itescu	28-Nov-23(3)	—	2,420,000	—	806,667	33	—	—	—	—	806,667	1,613,333
Silviu Itescu	28-Nov-23(4)	424,357	848,713	—	848,713	67	—	—	—	—	1,273,070	—
Silviu Itescu	23-Nov-22(5)	—	2,325,000	—	—	—	—	—	—	—	—	2,325,000
Silviu Itescu	29-Nov-21(6)	620,000	930,000	—	—	—	—	—	—	—	620,000	930,000
Silviu Itescu	24-Nov-20(7)	720,000	480,000	—	480,000	40	—	—	—	—	1,200,000	—
Silviu Itescu	27-Nov-19(8)	1,212,001	673,333	—	673,333	36	—	—	—	—	1,885,334	—
Eric Rose	15-Nov-24(1)	—	—	1,829,502	1,829,502	100	548,851	30	—	—	1,280,651	—
Eric Rose	15-Nov-24(2)	—	—	946,000	—	—	—	—	—	—	—	946,000
Eric Rose	15-Nov-24(2)	—	—	436,686	291,124	67	—	—	—	—	291,124	145,562
Eric Rose	28-Nov-23(3)	—	740,000	—	148,000	20	—	—	—	—	148,000	592,000
Eric Rose	28-Nov-23(4)	406,922	813,843	—	813,843	67	—	—	—	—	1,220,765	—
Eric Rose	23-Nov-22(5)	416,667	833,333	—	416,667	33	—	—	—	—	833,334	416,666
Eric Rose	23-Nov-22(5)	—	900,000	—	600,000	67	—	—	—	—	600,000	300,000
Eric Rose	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
Eric Rose	27-Nov-19	100,000	—	—	—	0	—	—	—	—	100,000	—
Jane Bell	15-Nov-24(2)	—	—	192,308	128,206	67	—	—	—	—	128,206	64,102
Jane Bell	28-Nov-23(4)	108,910	217,819	—	217,819	67	—	—	—	—	326,729	—
Jane Bell	23-Nov-22(9)	66,667	133,333	—	66,667	33	—	—	—	—	133,334	66,666
William Burns	15-Nov-24(2)	—	—	150,000	100,000	67	—	—	—	—	100,000	50,000
William Burns	28-Nov-23(4)	136,551	273,100	—	273,100	67	—	—	—	—	409,651	—
William Burns	30-Nov-18	120,000	—	—	—	—	—	—	—	—	120,000	—
William Burns	27-Nov-19	100,000	—	—	—	—	—	—	—	—	100,000	—
Philip Facchina	15-Nov-24(2)	—	—	121,731	81,154	67	—	—	—	—	81,154	40,577
Philip Facchina	28-Nov-23(4)	96,811	193,621	—	193,621	67	—	—	—	—	290,432	—
Philip Facchina	29-Nov-21(10)	200,000	—	—	—	—	—	—	—	—	200,000	—
Philip Krause	15-Nov-24(11)	—	—	540,000	180,000	33	—	—	—	—	180,000	360,000
Philip Krause	15-Nov-24(2)	—	—	785,000	—	—	—	—	—	—	—	785,000
Philip Krause	28-Nov-23(12)	—	985,000	—	328,333	33	—	—	—	—	328,333	656,667
Philip Krause	23-Nov-22(13)	133,334	66,666	—	66,666	33	—	—	—	—	200,000	—
Joseph Swedish(14)	15-Nov-24(2)	—	—	28,510	19,007	67	—	—	—	—	19,007	9,503
Joseph Swedish	28-Nov-23(4)	275,693	551,384	—	551,384	67	—	—	—	—	827,077	—
Joseph Swedish	27-Nov-19	300,000	—	—	—	—	—	—	—	—	300,000	—
Joseph Swedish	30-Nov-18	200,000	—	—	—	—	—	—	—	—	200,000	—
(1)This grant related to the FY23 and FY24 STI and was approved by the Board on September 10, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.

(5)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(10)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on March 11, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(12)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(13)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(14)On November 15, 2024, Mr. Swedish retired as director of the Company.
Terms and conditions of share-based payment arrangements
The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:
Table 12 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
15-Nov-24(1)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: six percent - 15-Oct-2024 six percent - 30-Oct-2024 six percent - 15-Nov-2024 six percent - 29-Nov-2024 six percent - 16-Dec-2024 twelve percent - 8-Jan-2025 twelve percent - 20-Jan-2025 twelve percent - 28-Feb-2025 twelve percent - 17-Mar-2025 twelve percent - 31-Mar-2025 ten percent - 15-Apr-2025	9-Sep-31	0.01	1.56
15-Nov-24(1)	Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: six percent - 15-Oct-2024 six percent - 30-Oct-2024 six percent - 15-Nov-2024 six percent - 29-Nov-2024 six percent - 16-Dec-2024	14-Mar-25	0.01	1.56

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
15-Nov-24(1)	Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: twelve percent - 8-Jan-2025 twelve percent - 20-Jan-2025 twelve percent - 28-Feb-2025 twelve percent - 17-Mar-2025 twelve percent - 31-Mar-2025 ten percent - 15-Apr-2025	13-Mar-26	0.01	1.56
15-Nov-24(2)	Silviu Itescu Eric Rose Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 27-Aug-2025 one third - 27-Aug-2026 one third - 27-Aug-2027	26-Aug-31	0.97	1.49
15-Nov-24(2)	Silviu Itescu Eric Rose Jane Bell William Burns Philip Facchina Joseph Swedish	one third - 27-Feb-2025 one third - 27-May-2025 one third - 27-Aug-2025	26-Aug-31	0.97	1.17
15-Nov-24(3)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 11-Mar-2025 one third - 11-Mar-2026 one third - 11-Mar-2027	10-Mar-31	0.32	1.38
28-Nov-23(4)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 24-Oct-2024 one third - 24-Oct-2025 one third - 24-Oct-2026	23-Oct-30	0.37	0.26
28-Nov-23(5)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Oct-2024 one third - 16-Oct-2025 one third - 16-Oct-2026	15-Oct-30	0.35	0.18
28-Nov-23(6)	Silviu Itescu Eric Rose Jane Bell William Burns Philip Facchina Joseph Swedish	one third - 12-Apr-2024 one third - 12-July-2024 one third - 12-Oct-2024	11-Oct-30	0.36	0.26
23-Nov-22(7)	Philip Krause	one third - 23-May-2023 one third - 23-May-2024 one third - 23-May-2025	22-May-29	1.01	0.60
23-Nov-22(8)	Jane Bell	one third - 24-Aug-2023 one third - 24-Aug-2024 one third - 24-Aug-2025	23-Aug-29	0.85	0.64
23-Nov-22(9)	Eric Rose	one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
23-Nov-22(9)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
29-Nov-21(10)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 8-Sep-2022 one third - 8-Sep-2023 one third - 8-Sep-2024	7-Sep-28	1.77	0.42

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
29-Nov-21(11)	Philip Facchina	one third - 15 Apr 2022 one third - 15 Apr 2023 one third - 15 Apr 2024	14-Apr-28	2.28	1.11
24-Nov-20(12)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92
27-Nov-19(13)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(13)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17 Nov 2020 one third - 17 Nov 2021 one third - 17 Nov 2022	17-Nov-26	1.83	0.94
27-Nov-19	Joseph Swedish	one third - 4 Apr 2020 one third - 4 Apr 2021 one third - 4 Apr 2022	3-Apr-26	1.48	0.78
30-Nov-18	William Burns Eric Rose Michael Spooner	one third - 30 Nov 2019 one third - 30 Nov 2020 one third - 30 Nov 2021	29-Nov-25	1.33	0.54
30-Nov-18	Joseph Swedish	one third - 18 Jun 2019 one third - 18 Jun 2020 one third - 18 Jun 2021	17-Jun-25	1.52	0.85
(1)This grant related to the FY23 and FY24 STI and was approved by the Board on September 10, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on March 11, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(10)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.

(12)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(13)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
Table 13 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2025
Eric Rose	548,851	548,851	28-Feb-25	2.50	0.01
For the year ended June 30, 2024
Nil	—	—	—	—	—
KMP Shareholdings
The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2025 financial year.
Table 14 – KMP Shareholdings

Name	Balance at the start of the year	Holdings at date of appointment	Received during the year upon exercise of options	Acquisitions/(Disposals) during the year	Holdings at date of retirement	Balance at the end of the year
Silviu Itescu	78,958,928	—	—	—	—	78,958,928
Eric Rose	411,620	—	548,851	5,146,822	—	6,107,293
Jane Bell	543,441	—	—	79,051	—	622,492
William Burns	106,250	—	—	—	—	106,250
Lyn Cobley(1)	—	33,000	—	—	—	33,000
Philip Facchina	123,220	—	—	—	—	123,220
Gregory George(2)	—	243,496,068	—	10,626,052	—	254,122,120
Philip Krause	287,500	—	—	—	—	287,500
Joseph Swedish(3)	459,420	—	—	—	(459,420)	—
(1)Ms. Cobley was appointed to the board on April 29, 2025.
(2)Dr. George was appointed to the board on February 24, 2025.
(3)On November 15, 2024, Mr. Swedish retired as director of the Company.
Employment Agreements
The employment of our CEO and CMO are formalized in agreements, the key terms of which are as follows:
Table 15 – KMP Employment Agreements

Name	Term	Agreement Type	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing May 2025, and continuing subject to a 12 months’ notice period.	Employment	12 months	12 months base salary
Eric Rose (CMO)	An ongoing employment agreement until notice is given by either party.	Employment	3 months	3 months base salary

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
(End of Remuneration Report)

Employee Profile
As of June 30, 2025, we had 81 (2024:73) employees globally:
62% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.
Australia is the corporate headquarters where 27% of the employees work. This includes the CEO and a portion of the executive team. The remaining 10% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

Australian Disclosure Requirements
Options Granted as Remuneration
The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2025, to our Directors and our next 5 most highly remunerated officers.
Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	15-Nov-24(1)	0.01	2,222,000
Silviu Itescu	15-Nov-24(2)	0.97	3,108,000
Silviu Itescu	15-Nov-24(2)	0.97	466,154
Eric Rose	15-Nov-24(1)	0.01	1,829,502
Eric Rose	15-Nov-24(2)	0.97	946,000
Eric Rose	15-Nov-24(2)	0.97	436,686
Non-Directors
Michael Schuster	27-Aug-24	0.97	700,000
Michael Schuster	10-Sep-24	0.01	1,459,140
Peter Howard	27-Aug-24	0.97	800,000
Peter Howard	10-Sep-24	0.01	1,100,000
Roger Brown	27-Aug-24	0.97	600,000
Roger Brown	10-Sep-24	0.01	1,195,498
Justin Horst	27-Aug-24	0.97	500,000
Justin Horst	10-Sep-24	0.01	1,053,575
Geraldine Storton	27-Aug-24	0.97	600,000
Geraldine Storton	10-Sep-24	0.01	792,000
(1)This grant was approved by the Board on September 10, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.

KMP Interests
The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:
Table 17 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	78,958,928	16,449,558
Eric Rose	6,107,293	6,994,102
Jane Bell	622,492	719,037
William Burns	106,250	779,651
Lyn Cobley(1)	33,000	—
Philip Facchina(2)	123,220	612,163
Gregory George(3)(4)	254,122,120	—
Philip Krause	287,500	2,510,000
(1)The board approved a grant of 200,000 options for Lyn Cobley on May 10, 2025, this grant is subject to shareholder approval at the upcoming AGM.
(2)In addition, Mr. Facchina also has a relevant interest in 68,306 warrants over ordinary shares.
(3)The board approved a grant of 200,000 options for Gregory George on May 10, 2025, this grant is subject to shareholder approval at the upcoming AGM.
(4)In addition, Dr. George also has a relevant interest in 6,830,602 warrants over ordinary shares and 200,000 warrants convertible into American Depository Shares.
Meeting of Directors
The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2025 and the number of meetings attended by each director were:
Table 18 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee
Director	A*	B*	A	B	A	B
Silviu Itescu	11	11	—	—	—	—
Eric Rose	11	11	—	—	—	—
Jane Bell	11	11	4	4	3	3
William Burns	11	11	2	2	3	3
Lyn Cobley	1	1	—	—	1	1
Philip Facchina	11	11	4	4	3	3
Gregory George	2	2	—	—	—	—
Philip Krause	11	11	—	—	—	—
Joseph Swedish	3	3	2	2	—	—
A = Number of meetings held during the time the director held office or was a member of the committee.
B = Number of meetings attended by board/committee members
* = This includes both meetings scheduled in the board calendar as well as teleconference meetings organized on an ad-hoc basis. For the most part, each director attended every scheduled meeting in the board calendar.

Shares under option
Unissued ordinary shares of Mesoblast Limited under option at the date of this report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
30-Nov-18	1.31	29-Nov-25	490,000
19-Jan-19	1.43	18-Jan-26	153,333
4-Apr-19	1.46	3-Apr-26	300,000
29-May-19	1.46	28-May-26	310,000
20-Jul-19	1.45	19-Jul-26	4,427,000
20-Jul-19	1.60	19-Jul-26	2,006,669
17-Nov-19	1.81	17-Nov-26	200,000
25-Nov-19	1.78	24-Nov-26	100,000
25-Nov-19	1.96	24-Nov-26	170,000
24-Jan-20	3.36	23-Jan-27	10,000
18-May-20	3.63	17-May-27	1,200,000
18-May-20	4.00	17-May-27	1,200,000
16-Jul-20	3.39	15-Jul-27	3,585,000
16-Jul-20	3.73	15-Jul-27	3,020,000
11-Sep-20	4.76	10-Sep-27	200,000
20-Nov-20	3.58	19-Nov-27	300,000
11-Dec-20	4.58	10-Dec-27	100,000
17-Feb-21	2.65	16-Feb-28	250,000
15-Apr-21	2.26	14-Apr-28	200,000
8-Sep-21	1.75	7-Sep-28	5,400,000
8-Sep-21	1.93	7-Sep-28	2,612,231
23-Dec-21	1.40	22-Dec-28	200,000
23-May-22	0.99	22-May-29	200,000
8-Aug-22	0.91	7-Aug-29	100,000
24-Aug-22	0.83	23-Aug-29	200,000
17-Oct-22	1.01	16-Oct-29	9,845,000
17-Oct-22	1.11	16-Oct-29	4,131,166
21-Nov-22	1.10	20-Nov-29	33,333
30-Mar-23	0.92	29-Mar-30	600,000
30-Mar-23	1.01	29-Mar-30	45,000
12-Oct-23	0.36	11-Oct-30	4,347,724
16-Oct-23	0.35	15-Oct-30	7,215,634
16-Oct-23	0.39	15-Oct-30	4,694,166
24-Oct-23	0.37	23-Oct-30	985,000
11-Mar-24	0.32	10-Mar-31	540,000
30-May-24	1.23	29-May-31	420,000
30-May-24	1.35	29-May-31	180,000
27-Aug-24	0.97	26-Aug-31	13,034,389
27-Aug-24	1.07	26-Aug-31	6,287,000
10-Sep-24	0.01	13-Mar-26	3,520,164
10-Sep-24	0.01	9-Sep-31	5,891,936
14-Oct-24	1.44	13-Oct-31	274,223
17-Dec-24	1.83	16-Dec-31	540,555
17-Dec-24	2.01	16-Dec-31	10,000
10-May-25	1.72	9-May-32	297,411
10-May-25	1.89	9-May-32	140,000
Grand Total			89,966,934
Our Employee Share Option Plan (“ESOP”) does not give the option holder any rights under the options held to participate in any other of our share issues.

Shares issued on exercise of options during the year
Details of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Currency	Number of shares issued	Issue Price	Amount unpaid per share
18-Jun-18	A$	200,000	1.50	—
11-Jul-18	A$	200,000	1.54	—
18-Jul-18	A$	1,225,000	1.85	—
30-Nov-18	A$	100,000	1.31	—
29-May-19	A$	40,000	1.46	—
20-Jul-19	A$	702,000	1.60	—
20-Jul-19	A$	991,666	1.45	—
8-Sep-21	A$	290,769	1.93	—
17-Oct-22	A$	1,053,334	1.11	—
17-Oct-22	A$	180,000	1.01	—
21-Nov-22	A$	66,667	1.10	—
16-Oct-23	A$	610,334	0.39	—
16-Oct-23	A$	1,572,759	0.35	—
30-May-24	A$	20,000	1.35	—
10-Sep-24	A$	11,129,421	0.01	—
Total		18,381,950
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
Auditor’s Independence Declaration
A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2025 is included in Exhibit 99.2 of this annual report on Form 20-F.

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
Dated: August 29, 2025

6.C    Board Practices
Our board of directors currently consists of seven members: five non-executive directors and two executive directors, being Dr. Silviu Itescu, our Chief Executive Officer and Dr. Eric Rose, our Chief Medical Officer.
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

Name	First election at AGM	Last election at AGM	End of current term
Jane Bell	2022	2022	2025
William Burns	2014	2023	2026
Eric Rose	2013	2022	2025
Philip Facchina	2021	2023	2026
Philip Krause	2022	2024	2027
Gregory George(1)	2025	N/A	2025
Lyn Cobley(2)	2025	N/A	2025
Joseph Swedish(3)	2018	2021	2024
(1)Dr. George joined the board on February 24, 2025 and will be eligible for election at the upcoming AGM.
(2)Ms. Cobley joined the board on April 29, 2025 and will be eligible for election at the upcoming AGM.
(3)Mr. Swedish retired from the board on November 15, 2024.
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
Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee for the full year ended June 30, 2025 to the date of this report unless otherwise noted are Mr. Burns (Chair), Mr. Facchina, Ms. Bell, Ms. Cobley (from May 12, 2025) and Mr. Swedish (retirement effective November 15, 2024). The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:
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
Audit and Risk Committee. The members of our Audit and Risk Committee for the full year ended June 30, 2025 to the date of this report unless otherwise noted are Mr. Facchina (Chair), Ms. Bell, Ms. Cobley (from May 12, 2025), Mr. Burns (from November 15, 2024 until May 12, 2025) and Mr. Swedish (retirement effective November 15, 2024), all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.
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
6.D    Employees
As of June 30, 2025, we had 81 employees, 50 of whom are based in the United States, 22 of whom are based in Australia, including our CEO and certain executive team members, 8 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 73 and 83 employees as of June 30, 2024 and 2023, respectively.

The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2025	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	33	2	8	7	50
Australia	6	—	1	15	22
Singapore	1	—	6	1	8
Switzerland	1	—	—	—	1
Total	41	2	15	23	81

As of June 30, 2024	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	30	—	4	7	41
Australia	7	—	1	14	22
Singapore	1	—	7	1	9
Switzerland	1	—	—	—	1
Total	39	—	12	22	73

As of June 30, 2023	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	35	—	5	9	49
Australia	8	—	1	15	24
Singapore	4	—	4	1	9
Switzerland	1	—	—	—	1
Total	48	—	10	25	83
We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.
See “Item 6.A Directors and Senior Management – Employee Profile”.
6.E    Share Ownership
The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 1,281,167,187 ordinary shares outstanding at August 29, 2025 by each of our directors and key management personnel.
We have determined beneficial ownership in accordance with the rules of the SEC. A person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of August 29, 2025. Ordinary shares subject to options currently exercisable or exercisable within 60 days of August 29, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	89,274,820	6.9%
Eric Rose(2)	11,878,729	*
Jane Bell(3)	1,341,529	*
William Burns(4)	885,901	*
Lyn Cobley(5)	33,000	*
Philip Facchina(6)	803,689	*
Gregory George(7)	262,952,722	20.4%
Philip Krause(8)	1,585,833	*
All directors and key management personnel as a group (9 persons)	368,756,223	28.2%
_______________
*Less than 1% of the outstanding ordinary shares.
(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 10,315,892 ordinary shares subject to options of which; 1,885,334 are exercisable at a price of A$1.45 per share until July 19, 2026, 1,200,000 are exercisable at a price of A$3.39 per share until July 15, 2027, 620,000 are exercisable at a price of A$1.75 per share until September 7, 2028, 1,273,070 are exercisable at a price of A$0.36 per share until October 11, 2030, 1,613,334 are exercisable at a price of A$0.35 per share until October 15, 2030, 2,222,000 are exercisable at a price of A$0.01 per share until September 9, 2031 and 1,502,154 are exercisable at a price of A$0.97 per share until August 26, 2031.
(2)Includes (a) 6,107,293 ordinary shares owned by Dr. Rose (including 714,720 held as American Depository Shares) and (b) 5,771,436 ordinary shares subject to options of which; 120,000 are exercisable at a price of A$1.31 per share until November 29, 2025, 100,000 are exercisable at a price of A$1.81 per share until November 17, 2026, 2,150,000 are exercisable at a price of A$1.01 per share until October 16, 2029, 1,220,765 are exercisable at a price of A$0.36 per share until October 11, 2030, 148,000 exercisable at a price of A$0.35 per share until October 15, 2030, 1,280,651 are exercisable at a price of A$0.01 per share until September 9, 2031 and 752,020 are exercisable at a price of A$0.97 per share until August 26, 2031.
(3)Includes (a) 622,492 ordinary shares owned by Ms. Bell and Mr. Geoffrey Arthur Bell as trustees for Ms. Bell's self-managed superannuation fund, (b) 719,037 ordinary shares subject to options of which: 200,000 are exercisable at a price of A$0.83 per share until August 23, 2029, 326,729 are exercisable at a price of A$0.36 per share until October 11, 2030 and 192,308 are exercisable at a price of A$0.97 per share until August 26, 2031.
(4)Includes (a) 106,250 ordinary shares owned by Mr. Burns (through a custodian) and (b) 779,651 ordinary shares subject to options of which; 120,000 are exercisable at a price of A$1.31 per share until November 29, 2025, 100,000 are exercisable at a price of A$1.81 per share until November 17, 2026, 409,651 are exercisable at a price of A$0.36 per share until October 11, 2030 and 150,000 are exercisable at a price of A$0.97 per share until August 26, 2031.
(5)Includes (a) 33,000 ordinary shares owned by Synergy Finance Pty Ltd as trustee for Ms. Cobley's self-managed superannuation fund.
(6)Includes (a) 123,220 ordinary shares owned by HNP, LLC, a company in which Mr. Facchina is a member (held as American Depository Shares), (b) 68,306 warrants over ordinary shares owned by HNP, LLC and (c) 612,163 ordinary shares subject to options of which: 200,000 are exercisable at a price of A$2.26 per share until April 14, 2028, 290,432 are exercisable at a price of A$0.36 per share until October 11, 2030 and 121,731 are exercisable at a price of A$0.97 per share until August 26, 2031.

(7)Includes (a) 254,122,120 ordinary shares owned by Dr Gregory George, G to the Fourth Investments, LLC, (a company in which Dr George is a member), Dr George's sons' James George and Grant George, and includes 230,220,840 ordinary shares held as American Depository Shares and (b) 8,830,602 ordinary shares subject to warrants (including 200,000 warrants which convert to American Depository Shares).
(8)Includes (a) 287,500 ordinary shares owned by Dr. Krause (held as American Depository Shares) and (b) 1,298,333 ordinary shares subject to options of which: 200,000 are exercisable at a price of A$0.99 per share until May 22, 2029, 656,666 are exercisable at a price of A$0.37 per share until October 23, 2030, 180,000 are exercisable at a price of A$0.32 per share until March 10, 2031 and 261,667 are exercisable at a price of A$0.97 per share until August 26, 2031.
6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
7.A    Major Shareholders
The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 1,281,167,187 ordinary shares outstanding at August 29, 2025 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of August 15, 2025 we had approximately 45 registered shareholders (ordinary shares) with addresses in the United States. These shareholders held an aggregate of 457,870,231 of our ordinary shares, or approximately 42.51% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	89,274,820	6.9%
G to the Fourth Investments, LLC(2)	262,952,722	20.4%

(1)Includes (a) 67,756,838 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu, (d) 1,885,334 ordinary shares subject to options exercisable at a price of A$1.45 per share until July 19, 2026, (e) 1,200,000 ordinary shares subject to options exercisable at a price of A$3.39 per share until July 15, 2027, (f) 620,000 ordinary shares subject to options exercisable at a price of A$1.75 per share until September 7, 2028, (g) 1,613,334 ordinary shares subject to options exercisable at a price of A$0.35 per share until October 15, 2030, (h) 1,273,070 ordinary shares subject to options exercisable at a price of A$0.36 per share until October 11, 2030, (i) 2,222,000 exercisable at a price of A$0.01 per share until September 9, 2031 and (j) 1,502,154 exercisable at a price of A$0.97 per share until August 26, 2031.

(2)Includes (a) 254,122,120 ordinary shares owned by Dr Gregory George, G to the Fourth Investments, LLC, (a company in which Dr George is a member), Dr George's sons' James George and Grant George, and includes 230,220,840 ordinary shares held as American Depository Shares and (b) 8,830,602 ordinary shares subject to warrants (including 200,000 warrants which convert to American Depository Shares).
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

•G to the Fourth Investments, LLC reported that as of May 1, 2023 it held 53,920,195 ordinary shares, or 6.62% of the total voting power as of that date. It reported that as of August 24, 2023 in total it held 66,366,800 ordinary shares, or 8.15% of the total voting power as of that date. It reported that as of March 18, 2024, it held 116,316,795 ordinary shares, or 10.23% of the total voting power as of that date. It reported that as of March 28, 2024 it held 136,435,560 ordinary shares, or 11.99% of the total voting power as of that date. It reported that as of April 5, 2024 it held 150,183,635 ordinary shares, or 13.20% of the total voting power as of that date. It reported that as of April 30, 2024 it held 166,849,364 ordinary shares, or 14.67% of the total voting power as of that date. It reported that as of July 9, 2024 it held 179,847,742 ordinary shares, or 15.81% of the total voting power as of that date. It reported that as of October 9, 2024 it held 191,314,585 ordinary shares, or 16.76% of the total voting power as of that date. It reported that as of December 13, 2024 it held 206,719,319 ordinary shares, or 18.10% of the total voting power as of that date. It reported that as of February 4, 2025 it held 243,495,998 ordinary shares, or 19.13% of the total voting power as of that date.

•Dr.Itescu reported that as of December 12, 2023 he held 78,958,928 ordinary shares, or 7.8% of the total voting power as of that date.
7.B    Related Party Transactions
The Company has not entered into any related party transactions during the years ended June 30, 2025 or 2024 other than compensation and other services provided by Directors and other members of key management personnel, see “Item 6.B Compensation”.
7.C    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
8.A    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
In August 2024, the Company announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, had been settled subject to Federal Court approval which was subsequently obtained on December 13, 2024. The settlement (inclusive of interest and costs) was fully funded by the insurer and includes no admission of liability.
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
8.B    Significant Changes
There were no events that have arisen subsequent to June 30, 2025 and prior to the signing of this report that would likely have a material impact on the financial results presented.

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
10.C    Material Contracts
Manufacturing Service Agreement with Lonza Bioscience Singapore Pte. Ltd.
In June 2025, we entered into a manufacturing services agreement, or MSA, with Lonza Biosciences Singapore Pte. Ltd. (Lonza), a global leader in biopharmaceutical manufacturing, and replaced our prior MSAs with Lonza and its affiliates. Under the MSA, we pay Lonza on a fee for service basis to provide us with manufacturing and supply capabilities for our MPC and MSP products, including records preparation, process validation, quality control, quality assurance, manufacturing and other related services.
We have agreed to order certain quantities of our clinical and commercial MPC products and MSC products from Lonza. One manufacturing suite in Lonza’s manufacturing facility has been exclusively reserved for manufacture of our MPC products, MSC products or cell banks for either MPC products or MSC products until at least July 1, 2027. We can trigger a process requiring Lonza to build out one or more additional suite(s) within its manufacturing facility to provide additional production capacity for such purposes.
The MSA will expire on January 31, 2032, unless it is sooner terminated. We have the option of extending the MSA for two additional two-year periods. We may terminate the MSA with 18 months prior written notice, and Lonza may terminate with three years prior written notice. In the event additional manufacturing suite(s) are built out at the manufacturing facility, we may terminate the MSA for any additional suite on 18 months prior notice following a minimum of four years and six months after commencement of manufacturing in the suite of a MPC product, MSC product or cell bank for either MPC or MSC product. Either party may terminate the MSA for uncured, material breach of the other. Upon termination of the MSA due to Lonza’s breach or Lonza’s termination without cause, Lonza will execute a technology transfer to our affiliate, a third party manufacturer or to us, at our sole discretion, and at Lonza’s expense.
We currently rely, and expect to continue to rely, on Lonza for the manufacture of our MSC products for commercial manufacture.
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
We will receive royalties on TEMCELL product sales for these licensed indications, if and when such indications receive marketing approval in Japan.
We have the right to use all safety and efficacy data generated by JCR in Japan to support our development and commercialization plans for our MSC product candidate remestemcel-L in the United States and other major healthcare markets, including for GVHD, EB and HIE.
Loan Agreement with Oaktree
In November 2021, we entered into a five-year senior debt facility provided by funds associated with Oaktree. The facility had a three-year interest only period, at a fixed rate of 9.75% per annum, after which time the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allowed us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of June 30, 2025 is $44.3 million. The loan agreement contains certain covenants, see “Item 18. Financial Statements - Note 5(f).”
In November 2021, Oaktree was granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at $7.26 per ADS, a 15% premium to the 30-day volume weighted average price ("VWAP"). The warrants were legally issued in January 2022 and have an expiry date of 7 years from date of issuance.

In December 2022, we amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The warrants were legally issued in March 2023 and have an expiry date of 7 years from date of issuance.
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
In December 2024 and January 2025, Oaktree exercised 188,122 and 39,380, respectively, of the ADS warrants that were issued in December 2022.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
Loan Agreement with NovaQuest
In June 2018, we entered into an eight-year non-dilutive secured loan and security agreement with NovaQuest drawing $30.0 million of the principal in July 2018. The loan term included an interest only period of four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026.
All interest and principal payments have been deferred until after the receipt of the first commercial sale of Ryoncil® for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“Ryoncil® for pediatric SR-aGVHD”). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. The outstanding loan balance is repayable in full at maturity. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge.
Following receipt of the first commercial sales, repayments commenced based on a percentage of receipt of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments. If in any quarterly period, 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD exceed the annual payment cap, we will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and will accrue further interest. At maturity date, any unpaid loan balances are repaid. The loan agreement contains certain covenants, see “Item 5.B Liquidity and Capital Resource – Borrowings.”
Osiris Acquisition—Continuing Obligations
In October 2013, we and Osiris entered into a purchase agreement, as amended, or the Osiris Purchase Agreement, under which we acquired all of Osiris’ business and assets related to culture expanded MSCs. Pursuant to the Osiris Purchase Agreement, we also agreed to make certain milestone and royalty payments to Osiris pertaining to remestemcel-L for the treatment of aGVHD and Crohn’s disease. Each milestone payment is for a fixed dollar amount and may be paid in cash or our ordinary shares or ADSs, at our option. In January 2025, we issued 10,228,239 ordinary shares to Osiris as payment for a $20.0 million milestone following the FDA approval of Ryoncil® in the United States. The maximum amount of future milestone payments we may be required to make to Osiris is $20.0 million. The shares issued in January 2025 and any other ordinary shares or ADSs we issue as consideration for a milestone payment are subject to a contractual one year holding period, which may be waived in our discretion. In the event that the price of our ordinary shares or ADSs decreases between the issue date and the expiration of any applicable holding period, we will be required to make an additional payment to Osiris equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment. This additional payment can be made either wholly in cash or 50% in cash and 50% in our ordinary shares, in our discretion. We have also agreed to pay varying earnout amounts as a percentage of annual net sales of acquired products, ranging from low single-digit to 10% of annual sales in excess of $750.0 million. These royalty payments will cease after the earlier of a ten year commercial sales period and the first sale of a relevant competing product. The first royalty payments were made in 2016.
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
10.D    Exchange Controls
The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre (“AUSTRAC”), which monitors such transactions.

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
Under the FATA, as currently in effect, any foreign person, together with associates (including parties acting in concert) is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$339.0 million or more (or A$1,464.0 million or more for investors from certain Foreign Trade Agreement countries including the U.S.). A smaller interest threshold of 10% applies to foreign government investors, and no asset threshold applies to this class of investors. Different rules apply to national security sectors (including critical infrastructure, critical goods, services or technology for a military use, and businesses that have access to security classified information and/or information that could compromise Australia's national security) sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the FATA and includes in relation to any person:
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
In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business having total assets of, or that is valued at, A$339.0 million or more; or (ii) any interest in Australian land; or (iii) any ‘direct interest’ in any agribusiness or national security business. Different thresholds will apply to the extent that we are considered to be a foreign government investor due to our ownership.
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
The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Tax Considerations—Australian Income Tax—Taxation of Dividends” below.

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
For U.S.federal income tax purposes, gain or loss recognized on the disposition of ordinary shares or ADSs by a U.S. holder will generally be treated as U.S. source gain or loss.
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
We do not believe that we were a PFIC for the taxable year ending June 30, 2025. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. Because PFIC classification is an annual determination, we cannot know whether we are a PFIC for any year until after the end of the year. If we are a PFIC for any taxable year, we do not intend to provide U.S holders with the information to make and maintain a “Qualified Electing Fund” election. However, a shareholder should be eligible to make a mark-to market election, discussed below.
Default PFIC Rules
If we are a PFIC for any taxable year during which you own our ordinary shares or ADSs, unless you make the mark-to-market election, you will generally be (and remain) subject to additional taxes and interest charges, regardless of whether we remain a PFIC in any subsequent taxable year, (i) on certain “excess distributions” we may make; and (ii) on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs. Distributions in respect of your ordinary shares (or ADSs in respect of such shares) during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares (or ADSs) over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
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
A mark-to-market election for a PFIC is not timely unless it is made with an income tax return that is timely filed (including extensions) for the U.S. holder's first taxable year in which the U.S. holder held marketable stock in the PFIC on the last day of such taxable year.
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent that the dividends are not sourced from foreign (i.e. non-Australian) sourced profits, are not declared to be “conduit foreign income” (“CFI”), and are unfranked. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement ("DTA") and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of tax Australian tax to be withheld on unfranked dividends paid by Mesoblast Limited (the “Company”) (which are not declared to be CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.
If a Foreign Shareholder that is a company and is a resident of the United States holds 10% or more of the voting power in the Company and is beneficially entitled to dividends from the Company, the rate of Australian dividend withholding tax is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.
Tax on Sales or Other Dispositions of Shares – CGT
A Foreign Shareholder will not be subject to Australian CGT on any gain made on the sale or other disposal of ordinary shares in the Company, unless broadly it, together with associates, holds 10% or more of the paid-up share capital in the Company, at the time of disposal or for 12 months of the last 2 years prior to disposal.
A Foreign Shareholder who, together with associates, broadly owns a 10% or more interest would be subject to Australian CGT on the sale of that interest if more than 50% of the Company’s assets by market value (held directly or indirectly and determined by reference to market value), consists of interests in Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian property” (“TAP”)).
The Australian Government has announced certain changes to the TAP rules which are expected to take effect from 1 October 2025 (or the first 1 January, 1 April, 1 July or 1 October after the amending legislation receives royal assent) and, among other things, expand the definition and to require Foreign Shareholders disposing of interests of A$20 million in value to notify the ATO prior to the transaction being executed, but legislation has not yet been introduced in this regard.
Relief from Australian CGT is unlikely to be provided by the Australian-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for individuals. Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.
The 50% CGT discount is not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount.
Broadly, where there is a disposal of TAP, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 15% of the proceeds from the sale (which increased from 12.5% on 1 January 2025). A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. The Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
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
Foreign Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30.0% for individuals. Relief from Australian income tax may be available to such Foreign Shareholders under the Australia-U.S. DTA.
The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 15% tax on the acquisition of TAP equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.
Australian Death Duty
Australia does not have estate or death duties (although some Australian States/Territories do have ad valorem probate filing fees). As a general rule, no CGT liability is realized upon the inheritance of a deceased person’s ordinary shares. The disposal of inherited ordinary shares by beneficiaries may, however, give rise to a CGT liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).
Stamp Duty
Generally, no Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, agreement to transfer, transfer, surrender of, or other dealing in, the ADSs or the ordinary shares in the Company, provided that at the time of such dealing, all of the issued shares in the Company are quoted on the ASX and the dealing does not result in a person or entity acquiring or commencing to hold or otherwise being beneficially entitled to, on an associate inclusive basis, 90% or more of the total issued shares in the Company.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2025. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2025.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2025. The effectiveness of the Company’s internal control over financial reporting as of June 30, 2025 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein, see “Item 18. Financial Statements.”
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
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board of Directors of Mesoblast Ltd has determined that Philip Facchina possesses specific accounting and financial management expertise and is an Audit Committee Financial Expert as defined by the SEC. The Board of Directors has also determined that the following directors each have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities and that each is a member of the Audit and Risk Committee.

•Jane Bell (Audit and Risk Committee Member);
•Lyn Cobley (Audit and Risk Committee Member, from May 12, 2025);
•William Burns (Audit and Risk Committee Member, from November 15, 2024 to May 12, 2025); and
•Joseph Swedish (Audit and Risk Committee Member until November 15, 2024, retired from the Board effective November 15, 2024)
All members of the Audit and Risk Committee are “independent” according to the listing standards of the Nasdaq Global Select Market.
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
Audit and Non-Audit Services Fees
See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Committee during the years ended June 30, 2025 and 2024.
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
In addition, we follow home country practice instead of Nasdaq Rule 5635(d), which requires a company to obtain shareholder approval for an issuance of securities (other than a public offering) that equals of 20% or more of the outstanding voting power in the company before such issuance. This Nasdaq rule is inconsistent with an ASX Listing Rule that provides a company cannot issue a number of securities over any rolling 12-month period exceeding 15% of the outstanding capital of the company without approval of shareholders but subject to certain exceptions such as pro-rata offers of securities to all shareholders.
Lastly,we follow home country practice instead of Nasdaq Rule 5605(b)(1),which requires a majority of the board of directors to be comprised of independent directors.The Nasdaq and ASX definitions of what constitute an independent director are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses that fact. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.
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
We have filed the Policy as Exhibit 11.1 to this Annual Report on Form 20-F.
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
In the fiscal year 2025, we did not identify any cybersecurity threats that have materially impacted or are likely to materially impact our business strategy, operational results, or financial condition. However, despite our proactive measures, we cannot entirely eliminate cybersecurity risks or guarantee that no undetected incidents have occurred.
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of in-process research and development intangible assets and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s consolidated in-process research and development (“IPRD”) intangible assets balance and consolidated goodwill balance were $325.1 million and $134.5 million as of June 30, 2025, respectively. Management tests the IPRD intangible assets and goodwill balances for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. The recoverability of the carrying values of IPRD intangible assets and goodwill are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgments and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates applied.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls over significant assumptions. These procedures also included, among others, testing management’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s IPRD intangible assets and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, launch timings, probabilities of success and discount rates applied. Evaluating the significant assumptions relating to the estimates of the recoverable amount of IPRD intangible assets and goodwill involved evaluating whether the significant assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the current status of ongoing clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) other comparable estimates of the Company’s valuation released by securities analysts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discount rate assumptions.

/s/ PricewaterhouseCoopers
Melbourne, Australia
August 29, 2025

We have served as the Company’s auditor since 2008

Mesoblast Limited
Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2025	2024	2023
Revenue:
Product sales, net		11,263	—	—
Royalty revenue		5,935	5,902	7,501
Total revenues	3	17,198	5,902	7,501
Cost of revenues (including amortization of currently marketed intangible assets, 2025: $3.937 million, 2024 & 2023: $Nil)	3	(5,130)	—	—
Research & development	3	(34,807)	(39,716)	(52,816)
Selling, general and administration	3	(39,309)	(24,980)	(27,480)
Fair value remeasurement of contingent consideration	3	(14,887)	(9,693)	8,771
Fair value remeasurement of warrant liability	3	(4,962)	779	(2,205)
Other operating income and expenses	3	3,053	2,570	4,250
Finance costs	3	(22,968)	(23,009)	(20,122)
Loss before income tax	3	(101,812)	(88,147)	(82,101)
Income tax benefit/(expense)	4	(330)	191	212
Loss attributable to the owners of Mesoblast Limited		(102,142)	(87,956)	(81,889)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share	19	(8.46)	(8.91)	(10.53)
Diluted - losses per share	19	(8.46)	(8.91)	(10.53)
The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2025	2024	2023
Loss for the period		(102,142)	(87,956)	(81,889)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	1,160	51	(573)
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	374	(743)	(1)
Other comprehensive income/(loss) for the period, net of tax		1,534	(692)	(574)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(100,608)	(88,648)	(82,463)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of July 1, 2022		1,165,309	97,924	(542)	(39,700)	12,969	(738,916)	497,044
Loss for the period		—	—	—	—	—	(81,889)	(81,889)
Other comprehensive (loss)/income		—	—	(1)	(573)	—	—	(574)
Total comprehensive (loss)/income for the period		—	—	(1)	(573)	—	(81,889)	(82,463)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		83,814	—	—	—	—	—	83,814
		83,814	—	—	—	—	—	83,814
Tax (debited)/credited to equity		—	(212)	—	—	—	—	(212)
Fair value of share-based payments	17	—	3,655	—	—	—	—	3,655
		—	3,443	—	—	—	—	3,443
Balance as of June 30, 2023	7(a)	1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838

Balance as of July 1, 2023		1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838
Loss for the period		—	—	—	—	—	(87,956)	(87,956)
Other comprehensive (loss)/income		—	—	(743)	51	—	—	(692)
Total comprehensive (loss)/income for the period		—	—	(743)	51	—	(87,956)	(88,648)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,486	—	—	—	—	—	60,486
Contributions of equity for unissued ordinary shares, net of transaction costs		1,000	—	—	—	—	—	1,000
		61,486	—	—	—	—	—	61,486
Tax (debited)/credited to equity		—	(191)	—	—	—	—	(191)
Transfer of exercised options		204	(204)	—	—	—	—	—
Fair value of share-based payments	17	—	5,870	—	—	—	—	5,870
		204	5,475	—	—	—	—	5,679
Balance as of June 30, 2024	7(a)	1,310,813	106,842	(1,286)	(40,222)	12,969	(908,761)	480,355

Balance as of July 1, 2024		1,310,813	106,842	(1,286)	(40,222)	12,969	(908,761)	480,355
Loss for the period		—	—	—	—	—	(102,142)	(102,142)
Other comprehensive income/(loss)		—	—	374	1,160	—	—	1,534
Total comprehensive income/(loss) for the period		—	—	374	1,160	—	(102,142)	(100,608)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		187,600	—	—	—	—	—	187,600
		187,600	—	—	—	—	—	187,600
Tax credited / (debited) to equity		—	330	—	—	—	—	330
Transfer of exercised options		10,433	(10,433)	—	—	—	—	—
Fair value of share-based payments	17	—	29,765	—	—	—	—	29,765
		10,433	19,662	—	—	—	—	30,095
Balance as of June 30, 2025	7(a)	1,508,846	126,504	(912)	(39,062)	12,969	(1,010,903)	597,442
The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2025	2024
Assets
Current Assets
Cash & cash equivalents	5(a)	161,551	62,960
Trade & other receivables	5(b)	14,866	20,952
Prepayments	5(b)	5,687	2,551
Inventory	6(g)	22,246	—
Total Current Assets		204,350	86,463

Non-Current Assets
Property, plant and equipment	6(a)	1,702	1,106
Right-of-use assets	6(b)	4,121	2,732
Financial assets at fair value through other comprehensive income	5(c)	1,388	1,014
Other non-current assets	5(d)	1,296	2,102
Intangible assets	6(c)	571,826	575,736
Total Non-Current Assets		580,333	582,690
Total Assets		784,683	669,153

Liabilities
Current Liabilities
Trade and other payables	5(e)	19,082	7,070
Provisions and other liabilities	6(d)	20,985	45,038
Borrowings	5(f)	54,155	13,862
Lease liabilities	6(b)	2,680	2,626
Warrant liability	5(g)	5,724	4,647
Total Current Liabilities		102,626	73,243

Non-Current Liabilities
Provisions and other liabilities	6(d)	10,793	10,620
Borrowings	5(f)	67,739	100,483
Lease liabilities	6(b)	3,583	1,952
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		84,615	115,555
Total Liabilities		187,241	188,798
Net Assets		597,442	480,355

Equity
Issued Capital	7(a)	1,508,846	1,310,813
Reserves	7(b)	99,499	78,303
Accumulated losses		(1,010,903)	(908,761)
Total Equity		597,442	480,355
The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2025	2024	2023
Cash flows from operating activities
Royalty revenue received		5,704	6,776	7,480
Government grants and tax incentives and credits received		905	3,819	1,118
Payments to suppliers and employees (inclusive of goods and services tax)		(60,110)	(60,835)	(72,683)
Interest received		3,549	1,778	796
Income taxes (paid)/received		(2)	4	20
Net cash (outflows) in operating activities	8(b)	(49,954)	(48,458)	(63,269)

Cash flows from investing activities
Payments for property, plant and equipment		(680)	(271)	(264)
Receipts from investment in sublease		241	234	120
Receipt of security deposits		609	—	—
Payments for licenses		(50)	(60)	(50)
Net cash inflows/(outflows) in investing activities		120	(97)	(194)

Cash flows from financing activities
Repayment of borrowings		(7,824)	(10,000)	—
Payment of transaction costs from borrowings		(1,348)	(1,559)	(574)
Interest and other costs of finance paid		(5,266)	(5,717)	(6,014)
Proceeds from issue of shares		161,205	65,406	88,635
Proceeds from exercise of options		5,177	—	—
Proceeds from issue of warrants		1,647	—	—
Payments for share issue costs		(4,314)	(4,356)	(4,889)
Payments for lease liabilities		(1,941)	(3,522)	(2,656)
Net cash inflows by financing activities		147,336	40,252	74,502

Net increase/(decrease) in cash and cash equivalents		97,502	(8,303)	11,039
Cash and cash equivalents at beginning of period		62,960	71,318	60,447
Foreign exchange gain/(loss) on the translation of foreign bank accounts		1,089	(55)	(168)
Cash and cash equivalents at end of period	8(a)	161,551	62,960	71,318
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
The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 29, 2025. The directors have the power to amend and reissue the financial statements.
(i)    Going concern
As of June 30, 2025, the Group held total cash reserves of $161.6 million. The Group continues its focus on measured allocation of resources for its planned commercial, research and development activities and as a result reports net cash usage for operating activities of $50.0 million for the year ended June 30, 2025. Since the launch of Ryoncil® in late March 2025, the Group achieved net product sales of $11.3 million through to June 30, 2025.
Current cash reserves, in conjunction with future revenue from sales of Ryoncil®, are sufficient to meet the Group's forecast operating cash usage over the next twelve months. The Group is in the advanced stages of finalizing its plans to refinance its existing debt arrangements and is confident it will refinance its borrowings within the next twelve months from the signing of these financial statements to address our requirements for repayments as our borrowings mature. As a result, the consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.
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
(iii)    New and amended standards adopted by the Group
The amendment to IAS 1 "Presentation of Financial Statements" was effective for Mesoblast from July 1, 2024, to improve the information an entity provides in its financial statements about long‑term liabilities with covenants where the entity’s right to defer settlement of those liabilities for at least twelve months after the reporting period is subject to the entity’s complying with conditions specified in the loan arrangement. These amendments to the accounting policy have been adopted and there has been no material impact to the Group.
There were no other new or amended standards adopted by the Group in the year ended June 30, 2025 that materially impacted the Group. These financial statements follow the same accounting policies as compared to the June 30, 2024 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

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
There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2025 reporting period that are expected to materially impact the Group.
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
(vi)    Impact of pandemics, geopolitical or economic instability and climate events
Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to pandemics, geopolitical and/or economic instability or the impact climate events could have on the Group’s significant accounting estimates. The Group does not expect these areas to have a material impact on the Group's significant accounting estimates.
2. Significant changes in the current reporting period
(i)    Significant events
The financial position and performance of the Group was affected by the following events during the year ended June 30, 2025:
•In July 2024, the Group resubmitted its Biologics License Application ("BLA") with the U.S. Food and Drug Administration ("FDA") for approval of Ryoncil® for the treatment of pediatric patients with steroid-refractory acute graft versus host disease ("SR-aGvHD"). In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of SR-aGvHD in children 2 months and older. This is the first FDA-approved mesenchymal stromal cell ("MSC") therapy. The Group began commercializing Ryoncil® in the United States for the treatment of pediatric patients with SR-aGvHD in March 2025. Revenue recognition relating to sales of Ryoncil® is presented net of deductions for chargebacks, copay and patient assistance, rebates, distribution fees, freight costs and returns, refer to Note 23(e)(ii). Assumptions associated with SR-aGvHD are included within the impairment assessment of Osiris MSC products within intangible assets, contingent consideration, inventory and the NovaQuest borrowings on the consolidated balance sheet and forecast cash usage.
•In August 2024, the compensation structure for short-term incentives were revised providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their short-term incentive entitlements pertaining to the years ended June 30, 2023 and 2024. This revised structure enabled the Group to avoid a $6.7 million cash payment of short-term incentives. The options granted in lieu of cash resulted in a $9.2 million increase in share-based payment expenses within the year ended June 30, 2025. Refer to Note 6(d)(i) for further discussion.
•In August 2024, the Company announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, had been settled subject to Federal Court approval which was subsequently obtained on December 13, 2024. The settlement (inclusive of interest and costs) was fully funded by the insurer and includes no admission of liability.

•In January 2025, the Group completed a global private placement primarily to Mesoblast Limited's existing major US, UK, and Australian shareholders raising approximately $161.0 million ($A260.0 million) at A$2.50 per share. Proceeds of $161.2 million were received and recognized in cash and cash equivalents in January 2025.
•In January 2025, the Group issued 10,228,239 ordinary shares as payment for a $20.0 million milestone within contingent consideration following the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024. The shares are subject to a 12-month lock-up period, if the share price decreases over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment is required to be paid. As a result the Group recognized a derivative financial liability of $10.3 million, which reflects the fair value of the issued shares as of June 30, 2025, refer to Note 5(g)(v).
•In January 2025, the Group issued 2,275,020 ordinary shares to Oaktree     for the exercise of 227,502 ADS warrants that were issued in December 2022. One ADS warrant is equivalent to 10 ordinary shares. The Group received $1.6 million of proceeds in relation to the exercise price of the warrants at US$7.24 per ADS. The fair value of $3.9 million relating to the warrants exercised and the exercise price of $1.6 million were recognized as issued capital within the equity statement, refer to Note 5(g)(vi).

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2025	2024	2023
Revenue
Product sales, net		11,263	—	—
Royalty revenue		5,935	5,902	7,501
Total Revenue		17,198	5,902	7,501

Cost of revenues
Cost of inventories		(1,193)	—	—
Amortization of currently marketed intangible assets		(3,937)	—	—
Total Cost of revenues		(5,130)	—	—

Clinical trial and research & development(1)		(8,070)	(3,308)	(7,331)
Manufacturing production & development		6,323	(13,252)	(25,468)
Commercialization(1)		(4,676)	(655)	(1,440)

Employee benefits
Salaries and employee benefits		(22,092)	(20,415)	(17,197)
Defined contribution superannuation expenses		(395)	(369)	(384)
Equity settled share-based payment transactions(2)		(22,088)	(5,870)	(3,655)
Total Employee benefits		(44,575)	(26,654)	(21,236)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(303)	(410)	(953)
Right of use asset depreciation		(2,139)	(2,771)	(1,661)
Intellectual property amortization		(21)	(1,485)	(1,493)
Total Depreciation and amortization of non-current assets		(2,463)	(4,666)	(4,107)

Other Selling, general and administration
Overheads & administration		(10,168)	(8,584)	(10,104)
Consultancy		(2,728)	(2,458)	(3,922)
Legal, patent and other professional fees		(4,335)	(2,342)	(3,695)
Intellectual property expenses (excluding the amount amortized above)		(3,424)	(2,777)	(2,993)
Total Other Selling, general and administration		(20,655)	(16,161)	(20,714)

Fair value remeasurement of contingent consideration
Remeasurement of financial derivative		(10,262)	—	—
Remeasurement of contingent consideration		(4,625)	(9,693)	8,771
Total Fair value remeasurement of contingent consideration	5(g)(iii)	(14,887)	(9,693)	8,771

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(g)(vi)	(4,962)	779	(2,205)
Total Fair value remeasurement of warrant liability		(4,962)	779	(2,205)

Other operating income and expenses

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2025	2024	2023
Interest income		3,554	1,824	831
Research and development tax incentive income(3)		82	859	3,506
Government grant revenue		3	—	—
Foreign exchange (losses)/gains		(106)	(76)	(163)
Foreign withholding tax paid		(480)	(37)	—
Derecognition of right-of-use asset		—	—	76
Total Other operating income and expenses		3,053	2,570	4,250

Finance (costs)/gains
Remeasurement of borrowing arrangements		(416)	(2,351)	(678)
Interest expense		(21,753)	(20,658)	(19,444)
Facility fee		(799)	—	—
Total Finance costs		(22,968)	(23,009)	(20,122)

Total loss before income tax		(101,812)	(88,147)	(82,101)
(1)Change in comparative figures
The Group routinely reviews the financial statements for opportunities to improve the quality of financial reporting. With the commercialization of Ryoncil®, the Group identified an opportunity to enhance the presentation of Research and development, Manufacturing commercialization and Management and administration expenses. The Group considered that Manufacturing commercialization can be split to recognize components that relate to manufacturing and commercialization for unapproved products which are now recorded within Research and development, and commercialization expenses for Ryoncil® which are now recorded within Selling, general and administration. The Group have updated and split these line items in the Consolidated Income Statement to provide more relevant information to the users of the financial statements. This change in presentation has been retrospectively applied to the years ended June 30, 2024 and 2023.

The impact of the reclassification of the prior period financial statements is summarized below:

	Year Ended June 30,			Year Ended June 30,
	2024			2023
(in U.S. dollars, in thousands)	Previously reported	Currently reported	Effect of change	Previously reported	Currently reported	Effect of change
Research & development	(25,353)	(39,716)	(14,363)	(27,189)	(52,816)	(25,627)
Manufacturing commercialization	(15,717)	—	15,717	(27,733)	—	27,733
Management and administration	(23,626)	—	23,626	(25,374)	—	25,374
Selling, general and administration	—	(24,980)	(24,980)	—	(27,480)	(27,480)
(2)Share-based payment transactions
In August 2024, the compensation structure for short-term incentives was revised providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their short-term incentive entitlements pertaining to the years ended June 30, 2023 and 2024. This revised structure enabled the Group to avoid a $6.7 million cash payment of short-term incentives. Refer to Note 6(d)(i) for further discussion. The options granted in lieu of cash resulted in a $9.2 million increase in share-based payment expenses within the year ended June 30, 2025. For the years ended

June 30, 2025, 2024 and 2023, share-based payment transactions have been reflected in the Consolidated Statement of Comprehensive Income functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2025	2024	2023
Research and development	12,487,004	2,950,104	1,589,708
Selling, general and administration	9,601,283	2,920,064	2,065,638
Equity settled share-based payment transactions	22,088,287	5,870,168	3,655,346
(3)    Research and development tax incentive
The Group's research and development activities are eligible under the Australian government's Research and Development Tax Incentive program for research and development activities conducted in relation to qualifying research that meets the regulatory criteria. Management has assessed these activities and expenditures to determine which costs are likely to be eligible under the incentive scheme. The Group assesses, on an annual basis, the quantum of previous research and development tax claims and on-going eligibility to claim this tax incentive in Australia.
The Group recorded $0.1 million, $0.9 million and $3.5 million in research and development tax incentive income for the years ended June 30, 2025, 2024 and 2023, respectively. The Group recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentive available to the Group based on available information at the time.
The combined worldwide turnover for the Group for the year ended June 30, 2025 is in excess of A$20.0 million making the Group ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2025. The $0.1 million gain recognized during the year ended June 30, 2025 relates to a change in the original estimate of the research and development tax incentive income that the Group received from the Australian Government for the year ended June 30, 2024.
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

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2025	2024	2023
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(101,812)	(88,147)	(82,101)
	Tax benefit at the Australian tax rate of 30% (2024: 30%, 2023: 30%)	(30,544)	(26,444)	(24,630)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	5,911	1,752	1,089
	Bonus restructure expense	1,973	—	—
	Research and development tax concessions	(1,236)	324	(730)
	Foreign exchange translation (losses)/gains	(63)	(103)	501
	Contingent consideration	4,466	2,908	(2,631)
	Remeasurement of warrants	1,557	—	—
	Other sundry items	447	(231)	695
	Subtotal	(17,489)	(21,794)	(25,706)
	Adjustments for current tax of prior periods	4,540	198	274
	Differences in overseas tax rates(1)	14,330	6,051	8,537
	Tax (expense)/benefit not recognized	(1,051)	15,354	16,683
	Income tax benefit attributable to loss before income tax	330	(191)	(212)

(1)
In the year ended June 30, 2025, there was a change in the expected tax rate applicable on future taxable profits in Singapore for the years 2018-2020. For the tax years 2018-2020, the Singapore tax losses have been revalued from the statutory tax rate of 17% to the concessionary tax rate applicable under the Singapore tax incentives granted by the Singapore Economic Development Board.

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2025	2024	2023
(b)	Income tax (benefit)/expense
	Current tax
	Current tax	—	—	—
	Total current tax (benefit)/expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	999	56	38
	(Decrease)/increase in deferred tax liabilities	(669)	(247)	(250)
	Total deferred tax (benefit)/expense	330	(191)	(212)
	Income tax (benefit)/expense	330	(191)	(212)
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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2025	2024	2023
(c)	Amounts that would be recognized directly in equity if brought to account
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but which would have been directly applied to equity had it been brought to account:
	Current tax recorded in equity (if brought to account)	(1,514)	(1,329)	(1,716)
	Deferred tax recorded in equity (if brought to account)	881	1,029	839
		(633)	(300)	(877)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2025	2024	2023
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	(330)	191	212
		(330)	191	212

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2025	2024	2023
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	138,740	140,129	125,728
	Other temporary differences
	Potential tax benefit at local tax rates	12,636	14,204	12,318
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		154,596	157,553	141,266
The Group has not brought to account $597.1 million (2024: $620.6 million, 2023: $553.0 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2025 $597.1 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.5 million within deferred tax assets recognized expire within a range of 8 to 13 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.
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
•accounting policies; and
•information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.
The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2025
Cash & cash equivalents	5(a)	—	—	161,551	161,551
Trade & other receivables	5(b)	—	—	14,866	14,866
Financial assets at fair value through other comprehensive income	5(c)	1,388	—	—	1,388
Other non-current assets	5(d)	—	—	1,296	1,296
		1,388	—	177,713	179,101
As of June 30, 2024
Cash & cash equivalents	5(a)	—	—	62,960	62,960
Trade & other receivables	5(b)	—	—	20,952	20,952
Financial assets at fair value through other comprehensive income	5(c)	1,014	—	—	1,014
Other non-current assets	5(d)	—	—	2,102	2,102
		1,014	—	86,014	87,028
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2025
Trade and other payables	5(e)	—	—	19,082	19,082
Borrowings	5(f)	—	—	121,894	121,894
Contingent consideration	5(g)(iii)	—	21,779	—	21,779
Warrant liability	5(g)(vi)	—	5,724	—	5,724
		—	27,503	140,976	168,479
As of June 30, 2024
Trade and other payables	5(e)	—	—	7,070	7,070
Borrowings	5(f)	—	—	114,345	114,345
Contingent consideration	5(g)(iii)	—	26,892	—	26,892
Warrant liability	5(g)(vi)	—	4,647	—	4,647
		—	31,539	121,415	152,954
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.
a.    Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Cash at bank	161,158	62,563
Deposits at call(1)	393	397
	161,551	62,960

(1)	As of June 30, 2025 and June 30, 2024, interest-bearing deposits at call include amounts of $0.4 million and $0.4 million, respectively, held as security and restricted for use.
(i)    Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.
b.    Trade and other receivables and prepayments
(i)    Trade and other receivables

		As of June 30,
(in U.S. dollars, in thousands)	Note	2025	2024
Trade receivables		13,911	1,403
Tax incentives recoverable		—	854
Foreign withholding tax recoverable		22	471
Net investment in sublease		188	224
Interest receivables		2	23
Other recoverable taxes (Goods and services tax and value-added tax)		743	423
Insurance Asset	22	—	17,554
Trade and other receivables		14,866	20,952
(ii)    Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Clinical trial research and development expenditure	1,402	391
Prepaid insurance and subscriptions	1,967	1,775
Other	2,318	385
Prepayments	5,687	2,551
(iii)    Classification as trade and other receivables
Trade receivables and other receivables represent the gross amounts due at balance date less adjustments for estimated revenue deductions such as certain distribution fees and chargebacks as applicable to receivables on product sales, and any provision for expected credit losses, where applicable. The Group uses the simplified approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance. Debts which are known to be uncollectible are written off in the consolidated income statement within Selling, general and administration expenses. All trade and other receivables, with the exception of the net investment in sublease, are recognized at the value of the amounts receivable, as trade receivables from product sales are due within 112 days, and other trade and other receivables are due for settlement within 60 days, and therefore do not require remeasurement. The net investment in sublease is recognized at the present value of minimum lease payments receivable over the remaining life of the lease.
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

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Unlisted securities:
Equity securities	1,388	1,014
	1,388	1,014
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
(iii)    Amounts recognized in other comprehensive income
For the years ended June 30, 2025, 2024 and 2023, the Group recognized in statement of comprehensive income a gain of $0.4 million, a $0.7 million loss and a $Nil gain/loss respectively, for change in fair value of the financial assets through other comprehensive income.
(iv)    Fair value, impairment and risk exposure
Information about the methods and assumptions used in determining fair value is provided in Note 5(g). None of the financial assets through other comprehensive income are either past due or impaired.
All financial assets at fair value through other comprehensive income are denominated in US$.

d.    Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Bank guarantee	475	481
Net investment in sublease	—	190
Letter of credit	569	1,179
Security deposit	252	252
	1,296	2,102
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
Letter of credit
These funds held in an account named Mesoblast, Inc. at the Bank of America according to the terms of an irrevocable standby letter of credit which is security for the sublease agreement for our occupancy of 1114 6th Avenue, 4th Floor, New York, NY, 10036, United States of America. The letter of credit is security for the full and faithful performance and observance by the subtenant of the terms, covenants and conditions of the sublease. The letter of credit is deemed to automatically renewed without amendment for a period of one year at each anniversary.
(ii)    Impairment and risk exposure
Information about the impairment of other non-current assets and their credit quality and the Group’s exposure to credit risk can be found in Note 10(b).
e.    Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Trade payables and other payables	19,082	7,070
Trade and other payables	19,082	7,070
The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

f.    Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Borrowings
Secured liabilities:
Borrowing arrangements	81,919	81,919
Less: transaction costs	(10,782)	(9,833)
Amortization of carrying amount, net of payments made	50,757	42,259
	121,894	114,345

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Borrowings
Current
Borrowings - NovaQuest	11,153	1,869
Borrowings - Oaktree	43,002	11,993
	54,155	13,862
Non-current
Borrowings - NovaQuest	67,739	64,562
Borrowings - Oaktree	—	35,921
	67,739	100,483
	121,894	114,345
(i)    Borrowing arrangements
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The facility had a three-year interest only period, at a fixed rate of 9.75% per annum, after which time the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of June 30, 2025 is $44.3 million.
On November 19, 2021, Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day volume weighted average price ("VWAP"). The Group determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and have an expiry date of 7 years from date of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 have an expiry date of 7 years from date of issuance.
On January 5, 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants granted to Oaktree was adjusted in accordance with the terms of these warrants. The warrants issued to Oaktree in November 2021 changed from 1,769,669 ADSs at $7.26 per ADS to 884,838

ADSs at $14.36 per ADS. The warrants issued to Oaktree in December 2022 changed from 455,000 ADSs at $3.70 per ADS to 227,502 ADSs at $7.24 per ADS.
In December 2024 and January 2025, Oaktree exercised 188,122 and 39,380, respectively, of the ADS warrants that were issued in December 2022. Refer to Note 5(g)(vi) for more details on warrants issued and exercised.
In the years ended June 30, 2025, 2024 and 2023, respectively, the Group recognized losses of $0.2 million, $2.3 million and $1.6 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the financial liability to reflect the revised estimated future cash flows from the credit facility.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
NovaQuest Capital Management, L.L.C.
On June 29, 2018, the Group entered into an eight-year loan and security agreement with NovaQuest drawing $30.0 million of the principal in July 2018. The loan term included an interest only period of four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026.
All interest and principal payments have been deferred until after the receipt of the first commercial sale of Ryoncil® for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("Ryoncil® for pediatric SR-aGVHD"). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. The outstanding loan balance is repayable in full at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge.
Following receipt of the first commercial sales, repayments commence based on a percentage of receipt of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments. If in any quarterly period, 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD exceed the annual payment cap, the Group will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.
Because of this relationship of receipt of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
In the years ended June 30, 2025, 2024 and 2023, respectively, the Group recognized losses of $0.2 million and $0.1 million and gain of $0.9 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
The Group recognizes a liability as current based on repayments linked to estimates of receipt of net sales of Ryoncil®. However, if receipt of net sales of Ryoncil® are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.
The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s fixed rate loan with the senior creditor, Oaktree. The Group have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.
(ii)    Compliance with loan covenants
Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group is currently obliged to maintain a minimum unrestricted cash balance of $12.8 million under our loan and security agreement with Oaktree, which reduces at a proportionate rate with each quarterly repayment of principal. The Group also has covenants in our loan and security agreements with our lenders to provide certain financial and management reports periodically.
The Group has complied with all loan covenants of its borrowing facilities during the year ended June 30, 2025 and 2024, and through the date of this report.
(iii)    Net debt reconciliation

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Cash and cash equivalents	161,551	62,960
Borrowings	(121,894)	(114,345)
Lease liabilities	(6,263)	(4,578)
Warrant liability	(5,724)	(4,647)
Net Debt	27,670	(60,610)

Cash and cash equivalents	161,551	62,960
Gross debt - fixed interest rates	(128,157)	(118,923)
Gross debt - variable interest rates	—	—
Warrant liability	(5,724)	(4,647)
Net Debt	27,670	(60,610)

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2024	(114,345)	(4,578)	(4,647)	(123,570)	62,960	(60,610)
Cash Flows(1)	14,165	2,214	—	16,379	97,502	113,881
Remeasurement adjustments	(416)	—	(4,962)	(5,378)	—	(5,378)
Other Changes(2)	(21,298)	(1,346)	—	(22,644)	—	(22,644)
Exercise of warrants	—	—	3,885	3,885	—	3,885
Acquisition – leases	—	(2,564)	—	(2,564)	—	(2,564)
Foreign exchange adjustments	—	11	—	11	1,089	1,100
Net Debt as at June 30, 2025	(121,894)	(6,263)	(5,724)	(133,881)	161,551	27,670
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
The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2025 and June 30, 2024 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2025
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,388	1,388
Total Financial Assets		—	—	1,388	1,388

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	21,779	21,779
Warrant liabilities	5(g)(vi)	—	—	5,724	5,724
Total Financial Liabilities		—	—	27,503	27,503
There were no transfers between any of the levels for recurring fair value measurements during the period.

As of June 30, 2024
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector	5(c)	—	—	1,014	1,014
Total Financial Assets		—	—	1,014	1,014

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(g)(iii)	—	—	26,892	26,892
Warrant liabilities	5(g)(vi)	—	—	4,647	4,647
Total Financial Liabilities		—	—	31,539	31,539
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
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for provisions and other liabilities (contingent consideration), equity securities (unlisted) and warrant liabilities.

(ii)    Valuation techniques used.
The Group did not hold any level 1 or 2 financial instruments as at June 30, 2025 or June 30, 2024.
The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2025 and June 30, 2024. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of MSC assets from Osiris and warrant liabilities related to the warrants granted to Oaktree as part of the debt facility. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2025 and June 30, 2024. The Group used discounted cash flow analysis to determine the fair value measurements of contingent consideration, Black-Scholes valuation method to determine the fair value of a financial derivative within contingent consideration and the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(g)(vi) for the fair value measurement and movements in warrant liability for the period ended June 30, 2025 and June 30, 2024.
(iii)    Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in the contingent consideration balances within the level 3 instruments for the years ended June 30, 2025 and June 30, 2024:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2023	17,199
Reclassification during the period	—
Charged/(credited) to consolidated income statement:
Remeasurement(1)	9,693
Closing balance - June 30, 2024	26,892

Opening balance - July 1, 2024	26,892
Amount paid during the period(2)	(20,000)
Charged/(credited) to consolidated income statement:
Remeasurement(3)	14,887
Closing balance - June 30, 2025	21,779

(1)
In the year ended June 30, 2024, a loss of $9.7 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of MSC assets from Osiris. This remeasurement was a net result of changing key assumptions of the contingent consideration valuation, such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(2)
In January 2025, the Group issued 10,228,239 ordinary shares as payment for a $20.0 million milestone within contingent consideration following the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024. The shares are subject to a 12-month lock-up period.

(3)
In the year ended June 30, 2025, a loss of $14.9 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of MSC assets from Osiris. Within this $14.9 million loss, $4.6 million of the remeasurement loss was a net result of changing key assumptions of the contingent consideration valuation, such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration including the impact of receiving FDA approval for Ryoncil® in the treatment of children with SR-aGVHD in December 2024.

Within the $14.9 million loss, the Group also recognized a loss of $10.3 million on the remeasurement of the contingent consideration milestone paid in January 2025 through the issuance of shares, which are subject to a 12-month lock-up period. If the share price decreases over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment is required to be paid. This loss reflects the fair value remeasurement of the issued shares as at June 30, 2025.

(iv)    Valuation inputs and relationship to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data) Description	Fair value as of June 30, 2025)	Fair value as of June 30, 2024)	Valuation technique	Unobservable inputs(1)	Year Ended June 30, 2025	Year Ended June 30, 2024	Relationship of unobservable inputs to fair value
Contingent consideration provision	21,779	26,892	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)
Year ended June 30, 2025: A change in the discount rate by 0.5% would have no impact to the fair value.
Year ended June 30, 2024: A change in the discount rate by 0.5% would have no impact to the fair value.

				Expected unit sales price	Various	Various
Year ended June 30, 2025: A change in the price assumptions by 10% would increase/decrease the fair value by 0.2%.
Year ended June 30, 2024: A change in the price assumptions by 10% would increase/decrease the fair value by 0.1%.

				Expected sales volumes	Various	Various
Year ended June 30, 2025: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.2%.
Year ended June 30, 2024: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.1%.

				Probability of success and payment	Various	Various
Year ended June 30, 2025: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 10% and 20.0%, respectively.
Year ended June 30, 2024: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 10% and 20.1%, respectively.

(1)There were no significant inter-relationships between unobservable inputs that materially affect fair values.
(v)    Valuation processes of contingent consideration provision
In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.
For the years ended June 30, 2025 and June 30, 2024, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the interim Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication we determine the probability of success based on the current development status within each jurisdiction and payment provisions within the agreement. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the consolidated income statement in the year ended June 30, 2025 was a net result of changing the key assumptions of the contingent consideration valuation such as the share price movement over the lock-up period relating to the derivative financial liability, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration including the impact of receiving FDA approval for Ryoncil® in the treatment of children with SR-aGVHD in December 2024.
The main level 3 inputs used by the Group in the valuation of contingent consideration are evaluated as follows:

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
Within the contingent consideration provision, the Group recognized a derivative financial liability in relation to a milestone paid within contingent consideration. The contingent consideration was paid in January 2025 through the issuance of shares, which are subject to a 12-month lock-up period. If the share price decreases over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under the milestone payment is required to be paid. The fair value of the financial derivative has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of this financial derivative are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2025.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2025	Rationale
Share Price	A$1.62	Closing share price on valuation date from external market source
Exercise price	A$3.15	Market price on initial payment date
Expected Term	7 months	Lock-up period
Dividend Yield	0%	Based on Company’s nil dividend history
Expected Volatility	73.57%	Based on historical volatility data for the Company
Risk Free Interest Rate	3.47%	Based on the closing U.S. treasury issued 5 year bonds on valuation date
Fair value per share	$1.0033	Determined using Black-Scholes valuation model with the inputs above
Fair value	$10,262,224	Fair value of $10,262,224 as of June 30, 2025. Fair value was $Nil as of June 30, 2024.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2025	2024
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	10,778	26,236
Fair value of financial derivative liability	10,262	—
Fair value of royalty payments from commercialization of the intellectual property acquired	739	656
	21,779	26,892
(vi)    Warrant liability

(in U.S. dollars, in thousands)	As of June 30,
Warrant liability	2025	2024
Opening balance	4,647	5,426
Remeasurement of warrant liability	4,962	(779)
Exercise of warrants	(3,885)	—
Closing Balance	5,724	4,647
On November 19, 2021, in connection with the $60.0 million drawdown of the Oaktree debt, Oaktree were granted the right to warrants to purchase 1,769,669 ADSs at US$7.26 per ADS, a 15% premium to the 30-day VWAP. Given that Oaktree received an unconditional right to the warrants on November 19, 2021, this date has been determined as the measurement date. The warrant instruments were issued on January 11, 2022, following the required administrative process, and these warrants may be exercised within 7 years of issuance of the warrant instruments. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
On December 22, 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and may be exercised within 7 years of issuance.
On January 5 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants was adjusted in accordance with the terms of these warrants. The warrants issued in November 2021 changed from 1,769,669 ADSs at US$7.26 per ADS to 884,838 ADSs at US$14.36 per ADS. The warrants issued in December 2022 changed from 455,000 ADSs at US$3.70 per ADS to 227,502 ADSs at US$7.24 per ADS.
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
In January 2025, the Group issued 2,275,020 ordinary shares to Oaktree     for the exercise of 227,502 ADS warrants that were issued in December 2022. One ADS warrant is equivalent to 10 ordinary shares. The Group received $1.6 million of proceeds in relation to the exercise price of the warrants at US$7.24 per ADS, which was recognized within cash and cash equivalents during the year ended June 30, 2025. The fair value of $3.9 million relating to the warrants exercised and the exercise price of $1.6 million were recognized as issued capital within the equity statement.
As of June 30, 2025, 2024 and 2023 respectively, the fair value of warrant liability was $5.7 million, $4.6 million and $5.4 million respectively. During the years ended June 30, 2025, 2024 and 2023, the Group recognized a remeasurement loss of $5.0 million, a remeasurement gain of $0.8 million and a remeasurement loss of $2.2 million, respectively, in the Consolidated Income Statement on the remeasurement of warrant liability.
(vii)    Fair value of warrants
The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of the warrants are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2025 and 2024.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2025	As of June 30, 2024	Rationale
Share Price	$10.89	$6.81	Closing share price on valuation date from external market source
Exercise Price	$14.36	$7.24 to $14.36	As per subscription agreement
Expected Term	4 years	5 to 6 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	93.43%	91.91%	Based on historical volatility data for the Company
Risk Free Interest Rate	3.99%	4.38%	Based on the closing U.S. treasury issued 7 year bonds on valuation date
Fair value per warrant	$6.4688	$3.9352 to $5.1211	Determined using Black-Scholes valuation model with the inputs above
Fair value	$5,723,883	$4,647,075	Fair value of 884,838 warrants of $5,723,883 as of June 30, 2025 and fair value of 1,112,340 warrants of $4,647,075 as of June 30, 2024

6. Non-financial assets and liabilities
a.    Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2024
Opening net book amount	457	803	97	1,357
Additions	38	—	120	158
Disposals	—	(2)	(7)	(9)
Exchange differences	(6)	(8)	16	2
Depreciation charge	(281)	(41)	(80)	(402)
Closing net book value	208	752	146	1,106

As of June 30, 2024
Cost	6,067	2,044	644	8,755
Accumulated depreciation	(5,859)	(1,292)	(498)	(7,649)
Net book value	208	752	146	1,106

Year Ended June 30, 2025
Opening net book amount	208	752	146	1,106
Additions	746	—	154	900
Disposals	—	—	—	—
Exchange differences	(226)	224	1	(1)
Depreciation charge	(176)	(37)	(90)	(303)
Closing net book value	552	939	211	1,702

As of June 30, 2025
Cost	6,586	2,266	796	9,648
Accumulated depreciation	(6,034)	(1,327)	(585)	(7,946)
Net book value	552	939	211	1,702
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

b.    Leases
(i)    Amounts recognized on the consolidated balance sheet
Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2024
Opening net book amount	3,297	1,837	5,134
Additions	—	—	—
Remeasurement	—	369	369
Exchange differences	—	—	—
Depreciation charge	(1,570)	(1,201)	(2,771)
Closing net book value	1,727	1,005	2,732

As of June 30, 2024
Cost	9,128	6,245	15,373
Accumulated depreciation	(7,401)	(5,240)	(12,641)
Net book value	1,727	1,005	2,732

Year Ended June 30, 2025
Opening net book amount	1,727	1,005	2,732
Additions	2,564	—	2,564
Remeasurement	—	962	962
Exchange differences	2	—	2
Depreciation charge	(1,318)	(821)	(2,139)
Closing net book value	2,975	1,146	4,121

As of June 30, 2025
Cost	7,138	7,207	14,345
Accumulated depreciation	(4,163)	(6,061)	(10,224)
Net book value	2,975	1,146	4,121
Lease liabilities

	As of June 30,
	2025	2024
Current	2,680	2,626
Non-current	3,583	1,952
Lease liabilities included in the balance sheet	6,263	4,578
The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs) for leases was $0.4 million, $0.4 million and $0.5 million for the years ended June 30, 2025, 2024 and 2023, respectively. In the years ended June 30, 2025 and 2024, total payments associated with lease liabilities were $2.2 million and $3.9 million, respectively.
Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short-term leases was $Nil  for the year ended June 30, 2025 and $0.3 million for the year ended June 30, 2024.
(ii)    Depreciation methods and useful lives of right-of use assets
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts over the estimated useful lives. Depreciation for leases relating to buildings for the years ended June 30, 2025, 2024 and 2023 was $1.3 million, $1.6 million and $1.7 million, respectively.
Depreciation for the lease relating to manufacturing was $0.8 million, $1.2 million, and $0.7 million for the years ended June 30, 2025, 2024 and 2023, respectively, of which the $0.8 million of depreciation in the year ended June 30, 2025 was recognized in the consolidated income statement. Prior to the year ended June 30, 2025, depreciation on the manufacturing lease was capitalized within pre-launch inventory.
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
A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement ("MSA") entered into in June 2025 with Lonza Biosciences Singapore Pte. Ltd. ("Lonza"), a global leader in biopharmaceutical manufacturing, which replaced the Group's prior MSAs with Lonza, for the supply of commercial product for the launch of Ryoncil® for the treatment of SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2025.
As of June 30, 2025, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $2.7 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the non-cancellable lease term as it is not reasonably certain the Group will extend the agreement.
See Note 23(v) for other accounting policies relevant to lease accounting.

c.    Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Currently marketed products	Total
Year Ended June 30, 2024
Opening net book amount	134,453	1,618	427,779	13,333	577,183
Additions/reversals	—	37	—	—	37
Exchange differences	—	1	—	—	1
Amortization charge	—	(30)	—	(1,455)	(1,485)
Closing net book amount	134,453	1,626	427,779	11,878	575,736

As of June 30, 2024
Cost	134,453	3,032	489,698	24,000	651,183
Accumulated amortization	—	(1,406)	—	(12,122)	(13,528)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,626	427,779	11,878	575,736

Year Ended June 30, 2025
Opening net book amount	134,453	1,626	427,779	11,878	575,736
Additions	—	50	—	—	50
Reclassifications(1)	—	—	(102,698)	102,698	—
Exchange differences	—	(1)	—	—	(1)
Amortization charge	—	(20)	—	(3,939)	(3,959)
Closing net book amount	134,453	1,655	325,081	110,637	571,826

As of June 30, 2025
Cost	134,453	3,077	387,000	126,696	651,226
Accumulated amortization	—	(1,422)	—	(16,059)	(17,481)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,655	325,081	110,637	571,826
(1)     The Group reclassified $102.7 million from in-process research and development ("IPRD") acquired to current marketed products upon receiving FDA approval for Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024. As a result of this reclassification, the asset is now being amortized on a straight line basis over its useful life through to expected patent expiry which is 22 years.
(i)    Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	—	102,698
	325,081	427,779
(1)Includes MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction
(2)Includes MPC-300-IV for the treatment of biologic-refractory rheumatoid arthritis and diabetic nephropathy

(3)Includes the treatment of SR-aGVHD and Crohn’s disease. In December 2024, the carrying value of in-process research and development acquired relating to MSC products was reclassified to currently marketed products on FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024.
For all products included within the above balances, the underlying currency of each item recorded is US$.
(ii)    Amortization methods and useful lives
The Group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:
•Acquired licenses to patents 7 – 16 years
•Current marketed products 15 – 23 years
See Note 23(p) for the other accounting policies relevant to intangible assets and Note 23(j) for the Group’s policy regarding impairments.
(iii)    Significant estimate: Impairment of goodwill and assets with an indefinite useful life
The Group tests annually, or more frequently if events or changes in circumstances indicate that they might be impaired, whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 23(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of market-participant assumptions that are based on development strategies using external data sources as well as past experience. The full annual impairment assessment was performed at March 31, 2025 and no impairment of the in-process research and development and goodwill was identified.
In December 2024, the FDA approved Ryoncil® for the treatment of pediatric SR-aGVHD, and as a result the Group reclassified the carrying value relating to MSC products from in-process research and development to currently marketed products. The Group completed an impairment assessment on its MSC products intangible asset as at December 31, 2024 as a result of the change from indefinite-lived in-process research and development to finite-lived currently marketed product. The assumptions used in the impairment assessment were updated from the March 31, 2024 impairment assessment and included changes to the probability of success, product pricing and development timelines. The impairment assessment on the MSC products intangible asset was determined based on fair value less costs to dispose calculations as at December 31, 2024 and no impairment of the MSC products intangible asset was identified.
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
IFRS requires that acquired in-process research and development be measured at fair value upon acquisition and carried as an indefinite life intangible asset subject to annual impairment reviews. The Group have recognized in-process research and development as a result of two separate acquisitions. In-process research and development of $387.0 million was recognized on the acquisition of Angioblast Systems Inc. in 2010 and $126.7 million was recognized on the acquisition of assets from Osiris in 2013 of which $24.0 million was reclassified to current marketed products in March 2016 upon the TEMCELL asset becoming available for use in Japan and $102.7 million was reclassified to current marketed products in December 2024 upon FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD.
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
The remaining carrying amount of in-process research and development as at June 30, 2025 was $325.1 million and June 30, 2024 was $427.8 million.
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
The recoverable amount of both goodwill, in-process research and development and currently marketed products was assessed as of March 31, 2025 based on the fair value less costs to dispose. No impairment was identified as a result of this impairment assessment. Management assessed for indicators of impairment as at June 30, 2025, including considering events up to the date of the approval of the financial statements. No impairment indicators as at June 30, 2025 were identified.
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
•the valuation of the Group’s assets from an independent valuation. An independent valuation was obtained for all assets at March 31, 2023 and for the MSC products performed as a result of the receipt of the complete response in August 2023; and
•the full annual impairment assessment performed by the Group at March 31, 2025, including the impact of the FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024.
Costs of disposal were assumed to be immaterial.
Discounted cash-flows used a real post-tax discount rate range of 12.5% to 14.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 7 to 23 years.
In relation to cash outflows consideration has been given to cost of inventories, selling costs and clinical trial schedules including estimates of numbers of patients and per patient costs. Associated expenses such as regulatory fees and patent maintenance have been included as well as any further preclinical development if applicable.
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
d.    Provisions and other liabilities

		As of June 30, 2025			As of June 30, 2024
(in U.S. dollars, in thousands)	Notes	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration		11,001	10,778	21,779	16,298	10,594	26,892
Employee benefits		6,234	15	6,249	7,436	26	7,462
Provision for license agreements		3,750	—	3,750	3,750	—	3,750
Provision for litigation settlements	22	—	—	—	17,554	—	17,554
		20,985	10,793	31,778	45,038	10,620	55,658
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
Employee benefits include accrued annual leave. As of June 30, 2025 and 2024, the entire amount of the annual leave accrual was $1.6 million and $1.2 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
Employee benefits include a provision for the Group's liability for short-term incentives. As of June 30, 2025 and 2024, the provision for short-term incentive incentives was $4.0 million and $5.4 million, respectively, and the provision as of June 30, 2024 of $5.4 million included $2.4 million and $3.0 million relating to the entitlements for the years ended June 30, 2024 and 2023, respectively, given that the conditions of achievement of the short-term incentive for the years ended June 30, 2024 and 2023 were modified to make it dependent on Mesoblast achieving FDA marketing authorization. In August 2024, the Group revised the compensation structure for short-term incentives providing all employees with the choice to elect into receiving an option grant in lieu of cash payment of their-short term incentive entitlements pertaining to the years ended June 30, 2024 and 2023. This revised structure enabled the Group to avoid a $6.7 million cash payment of short-term incentives. The options granted in lieu of cash resulted in a $5.4 million reduction in the provision for short-term incentives relating to the entitlements for the year ended June 30, 2024 and 2023 and a $9.2 million increase in share-based payment expenses within the year ended June 30, 2025.

(ii)    Movements
The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(g)(iii) for movements in contingent consideration for the years ended June 30, 2025 and 2024.
e.    Deferred tax balances
(i)    Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	73,474	74,602
Other temporary differences	13,605	13,143
Total deferred tax assets	87,079	87,745

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	87,079	87,745
Total deferred tax liabilities	87,079	87,745
Net deferred tax liabilities	—	—
(ii)    Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2023	76,020	11,972	(87,992)	—
Credited/(charged) to:
- profit or loss	(1,227)	1,171	247	191
- directly to equity	(191)	—	—	(191)
As of June 30, 2024	74,602	13,143	(87,745)	—
Credited/(charged) to:
- profit or loss	(1,458)	462	666	(330)
- directly to equity	330	—	—	330
As of June 30, 2025	73,474	13,605	(87,079)	—
(1)Deferred tax assets are netted against deferred tax liabilities.
f.    Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Opening balance(1)	2,500	2,500
Amount recognized as revenue during the period	—	—
Balance as of the end of the period	2,500	2,500

(1)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2025.

g. Inventories and other current assets
(i) Inventories

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Current Assets
Raw materials	1,063	—
Work in progress	—	—
Finished goods	21,183	—
	22,246	—
(ii) Assigning costs to inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labor, other direct costs and related production overheads) and net realizable value. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 2 Inventories; the provision is then reversed at the point when a high probability of regulatory approval is determined.
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
When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Research & development expenses. When the high probability threshold is met, the provision will be reversed through Research & development expenses.
Where it is determined that the inventory will be used within a clinical trial, that amount is removed from the cost of inventory.
As of June 30, 2024, all inventory costs were fully provided for and recognized within Research and development expenses. In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of SR-aGvHD in children 2 months and older. As a result of the FDA approval in December 2024, the Group determined that there is a high probability of the product candidate realizing future economic benefit, and therefore the provision against the carrying value of pre-launch inventory was reversed through Research and development expenses.
As of June 30, 2025, there was $23.8 million of inventory recognized on the balance sheet, of which $1.6 million was provided for as obsolete stock, compared with $19.2 million at June 30, 2024, which was fully provided for. Inventory balances net of the provision for obsolete stock are $22.2 million as of June 30, 2025, compared within $Nil as of June 30, 2024.
(iii) Amounts recognized in profit or loss
As of June 30, 2025, the Group recognized inventory of $22.2 million on the balance sheet, which had been fully provided for and recognized within Research & development expenses previously. As a result of the FDA approval of Mesoblast's Ryoncil® in December 2024, in the year ended June 30, 2025 a corresponding reversal was recorded within Research and development expenses as the provision against the carrying value of inventory was reversed.
During the year ended June 30, 2025, the Group wrote off $0.4 million of inventory costs, which was recorded within Cost of inventories.

7. Equity
a.    Contributed equity
(i)    Share capital

	As of June 30,
	2025	2024	2023	2025	2024	2023
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	1,279,967,187	1,141,784,114	814,204,825	1,508,846	1,310,813	1,249,123
Less: Treasury Shares	(32,389)	(542,903)	(542,903)	—	—	—
Total Contributed Equity	1,279,934,798	1,141,241,211	813,661,922	1,508,846	1,310,813	1,249,123
(ii)    Movements in ordinary share capital

	As of June 30,			As of June 30,
	2025	2024	2023	2025	2024		2023
	Shares No.			(U.S. dollars, in thousands)
Opening balance	1,141,784,114	814,204,825	650,454,551	1,310,813	1,249,123		1,165,309
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	—	5,177	7		—
Transfer to employee share trust(1)	16,640,000	1,072,363	—	—	—		—
Entitlement offer to existing eligible shareholders and institutional placement(2)	5,039,814	326,506,926	—	1,000	64,399	—	—
Placement of shares under a share placement agreement(3)	104,000,000	—	163,750,274	161,205	—		89,141
Share based compensation for contingent consideration(4)	10,228,239	—	—	20,000	—		—
Placement of shares for exercise of warrants(5)	2,275,020	—	—	5,532	—		—
Transaction costs arising on share issue	—	—	—	(4,314)	(3,920)		(5,327)
	138,183,073	327,579,289	163,750,274	188,600	60,486		83,814
Unissued ordinary shares during the period
Placement of shares under a share placement agreement(2)	—	—	—	(1,000)	1,000		—
	—	—	—	(1,000)	1,000		—
Total contributions of equity during the period	138,183,073	327,579,289	163,750,274	187,600	61,486		83,814
Share options reserve transferred to equity on exercise of options	—	—	—	10,433	204		—
Ending balance	1,279,967,187	1,141,784,114	814,204,825	1,508,846	1,310,813		1,249,123

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.

(2)
In December 2023 and March 2024, respectively, 201,137,412 and 125,369,514 shares were issued in a 1 for 4 pro-rata accelerated non-renounceable entitlement offer of new fully paid ordinary shares in Mesoblast Limited to existing shareholders in Australia and certain other countries together with an institutional placement of new fully paid ordinary shares in Mesoblast Limited, at A$0.30 per share. As part of the placement in March 2024, Dr. Eric Rose, the Company's Chief Medical Officer and a director of Mesoblast, subscribed for 5,039,814 shares in Mesoblast Limited at A$0.30 per share, subject to shareholder approval which was received in November 2024. The shares remained in unissued capital until the shares were issued in December 2024.

(3)
In January 2025, 104,000,000 shares were issued in a a global private placement primarily to Mesoblast Limited's existing major US, UK, and Australian shareholders at A$2.50 per share.

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

(4)
In January 2025, 10,228,239 ordinary shares were issued at A$3.15 per share as payment for a $20 million milestone within contingent consideration recognized on the balance sheet following the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024.

(5)
In January 2025, 2,275,020 ordinary shares were issued to Oaktree for the exercise of 227,502 ADS warrants that were issued in December 2022, at US$7.24 per ADS. One ADS warrant is equivalent to 10 ordinary shares. The fair value of $3.9 million relating to the warrants exercised and the exercise price of $1.6 million were recognized as issued capital within the equity statement.

(iii)    Movements of shares in share trust

	As of June 30			As of June 30
	2025	2024	2023	2025	2024	2023
	Shares No.			(U.S. dollars, in thousands)
Opening balance	542,903	542,903	542,903	—	—	—
Movement of shares in share trust
Transfer to employee share trust(1)	16,640,000	1,072,363	—	—	—	—
Exercise of share options(1)	(17,150,514)	(1,072,363)	—	—	—	—
Ending balance	32,389	542,903	542,903	—	—	—

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.
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

b.    Reserves
(i)    Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2025	2024
Share-based payments reserve	126,504	106,842
Investment revaluation reserve	(912)	(1,286)
Foreign currency translation reserve	(39,062)	(40,222)
Warrants reserve	12,969	12,969
	99,499	78,303
(ii)    Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2025	2024
Opening balance	106,842	101,367
Tax credited / (debited) to equity	330	(191)
Transfer to ordinary shares on exercise of options	(10,433)	(204)
Share-based payment expense for the year	29,765	5,870
Closing Balance	126,504	106,842

Investment revaluation reserve
Opening balance	(1,286)	(543)
Changes in the fair value of financial assets through other comprehensive income	374	(743)
Closing Balance	(912)	(1,286)

Foreign currency translation reserve
Opening balance	(40,222)	(40,273)
Currency gain/(loss) on translation of foreign operations net assets	1,160	51
Closing Balance	(39,062)	(40,222)

Warrant reserve
Opening balance	12,969	12,969
Movements during the period	—	—
Closing Balance	12,969	12,969
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
Warrants reserve
In March 2021, the Group issued 15,027,327 warrants as part of a placement. Each warrant has an exercise price of A$2.86 per share and a 7 year term. The Group has a right to compel exercise of the warrants at any time, subject to the price of the Group’s ordinary shares trading at least A$4.32 for 45 consecutive days on the ASX. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
The terms of the warrants include certain anti-dilution clauses, which adjust the exercise price or conversion ratio in the event of a rights issue or bonus issue. Management analyzed these clauses and determined the fixed-for-fixed requirement was still satisfied because the relative rights of shareholders and warrant holders were maintained. Therefore the warrants were classified as equity. The warrants were initially measured in equity at fair value, which was determined using a Monte Carlo simulation. The warrants are not remeasured for subsequent changes in fair value.

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2025	2024	2023
Cash at bank	161,158	62,563	70,920
Deposits at call	393	397	398
	161,551	62,960	71,318

(in U.S. dollars, in thousands)	For the year ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2025	2024	2023
Loss for the period	(102,142)	(87,956)	(81,889)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	6,400	4,666	4,107
Finance costs	22,901	22,792	20,122
Remeasurement of contingent consideration	14,887	9,693	(8,771)
Remeasurement of warrant liabilities	4,962	(779)	2,205
Equity settled share-based payment	22,088	5,870	3,655
Restructure of short-term incentive	6,711	—	—
Deferred tax benefit	330	(191)	(212)
Gain on derecognition of right-of-use assets	—	—	(76)
Adjustment for pre-launch inventory	(23,072)	—	—
Foreign exchange (gains)/losses	23	78	62
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	5,021	(15,466)	(118)
Decrease/(increase) in inventory	826	—	—
(Increase)/decrease in prepayments	(3,018)	807	1,650
Increase/(decrease) in trade and other payables	11,780	(12,378)	(398)
Decrease/(increase) in tax assets	1,268	1,490	(2,388)
(Decrease)/increase in provisions	(18,919)	22,916	(1,218)
Net cash outflows used in operations	(49,954)	(48,458)	(63,269)
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
•recognition of revenue:
◦relating to the Group's license agreements; and
◦relating to assumptions used in estimating for allowances for variable considerations, which reduce gross product revenues (Note 23(e));

•fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(g) and 13);
•recoverable amount of goodwill and other intangible assets including in-process research and development (Note 6(c));
•useful life of intangible assets (Note 6(c) and Note 23(p)(iv));
•recognition of deferred tax assets and deferred tax liabilities (Note 4);
•fair value of share-based payments (Note 17);
•remeasurement of borrowings due to change in estimated cash flows (Note 5(f));
•recognition of inventory costs (Note 23(f)); and
•fair value of warrant liability (Note 5(g)).
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

The Group manages credit risk relating to trade receivables through the implementation of credit policies and procedures.

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
As of June 30, 2025, the Group held 80% of its cash in US$ and 20% in A$. As of June 30, 2024, the Group held 76% of its cash in US$, 23% in A$ and 1% in other currencies.
The balances held at the end of the year that give rise to currency risk exposure are presented in US$ in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2025 and June 30, 2024 would have had on the Group’s reported net profits/(losses) and/or equity balance. The bank balances held at the end of the year that are presented in the following table give rise to currency risk exposure as they are not in the functional currency of the entity in which it is held.

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2025	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$95	$19	$(19)
Bank accounts – CHF	CHF93	$23	$(23)
Bank accounts – SGD	S$236	$37	$(37)
Bank accounts – EUR	EUR29	$7	$(7)
Trade and other receivables - USD	US$48	$10	$(10)
Trade and other receivables - SGD	S$191	$30	$(30)
Trade and other receivables - CHF	CHF4	$1	$(1)
Trade and other receivables - EUR	EUR101	$24	$(24)
Trade payables and accruals - USD	(US$1,376)	$(275)	$275
Trade payables and accruals - AUD	(A$458)	$(60)	$60
Trade payables and accruals - SGD	(S$177)	$(28)	$28
Trade payables and accruals - GBP	(GBP42)	$(12)	$12
Trade payables and accruals - CHF	(CHF61)	$(15)	$15
Provisions – USD	(US$1,750)	$(350)	$350
		$(589)	$589

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2024	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$819	$164	$(164)
Bank accounts – CHF	CHF96	$21	$(21)
Bank accounts – SGD	S$62	$9	$(9)
Bank accounts – EUR	EUR151	$32	$(32)
Trade and other receivables - USD	US$400	$80	$(80)
Trade and other receivables - SGD	S$396	$58	$(58)
Trade and other receivables - CHF	CHF4	$1	$(1)
Trade and other receivables - EUR	EUR175	$37	$(37)
Trade payables and accruals - USD	(US$1,024)	$(204)	$204
Trade payables and accruals - AUD	(A$130)	$(17)	$17
Trade payables and accruals - SGD	(S$217)	$(32)	$32
Trade payables and accruals - GBP	(GBP60)	$(15)	$15
Trade payables and accruals - EUR	(EUR36)	$(8)	$8
Trade payables and accruals - CHF	(CHF19)	$(4)	$4
Provisions – USD	(US$1,750)	$(350)	$350
		$(228)	$228
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
The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2025 and June 30, 2024. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of June 30, 2025			As of June 30, 2024
(in U.S. dollars, in thousands, except percent data)	Low	High	US$	Low	High	US$
Funds invested – US$	4.18%	4.18%	117,902	1.84%	1.84%	25,123
Rate increase by 10%	4.60%	4.60%	493	2.02%	2.02%	46
Rate decrease by 10%	3.76%	3.76%	(493)	1.66%	1.66%	(46)

	As of June 30, 2025			As of June 30, 2024
(in Australian dollars, in thousands, except percent data)	Low	High	A$	Low	High	A$
Funds invested – A$	3.35%	4.21%	49,235	3.85%	4.86%	22,169
Rate increase by 10%	3.69%	4.63%	185	4.24%	5.35%	95
Rate decrease by 10%	3.02%	3.79%	(185)	3.47%	4.37%	(95)

(iii)    Price risk
Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on receipt of net sales of Ryoncil® for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of Ryoncil® for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to the financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of financial liability. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
The exposure of the Group’s borrowing to price rate changes are as follows:

	As of June 30, 2025		As of June 30, 2024
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Borrowings – NovaQuest	11,153	9%	1,869	2%
Non-current borrowings
Borrowings – NovaQuest	67,739	56%	64,562	56%
	78,892	65%	66,431	58%
As at June 30, 2025, all other factors held constant, a +/-20% change in the forecast net sales of Ryoncil® for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would not have a significant impact on non-current borrowings and losses.
The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2025, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(g)(iv).
The Group does not consider it has any exposure to price risk other than those already described above.
(iv)    Share price risk
The Group's exposure to share price risk arises from warrant liabilities and a financial derivative liability classified within contingent consideration held by the Group and classified in the statement of financial position at fair value through profit or loss. The future exercise of these warrants will not impact the Group's future cash flows significantly given the warrants will be paid in shares upon exercise, therefore there are no significant cashflow risks associated with these warrants. The Group monitors the impact on profit or loss that share price movements have on the valuation of the warrant liability each period. The financial derivative liability relates to a contingent consideration milestone paid in January 2025 through the issuance of shares, which are subject to a 12-month lock-up period. If the share price decreases over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment is required to be paid.
The table below summarizes the impact of the increase/decrease of Mesoblast's share price on the Group's profit or loss during the period, based on the assumption that the share price had increased/decreased by 10% and 10% with all other variables held constant as of June 30, 2025 and June 30, 2024 respectively.

(in U.S. dollars, in thousands)	As of June 30, 2025	As of June 30, 2024
Financial liabilities
Warrant liability	5,724	4,647
Financial derivative liability	10,262	—
Impact on profit or (loss)
Share price increase by 10% (2024: 10%) - Warrant liability	(767)	(598)
Share price decrease by 10% (2024: 10%) - Warrant liability	751	587
Share price increase by 10% (2024: Nil) - Financial derivative liability	873	—
Share price decrease by 10% (2024: Nil) - Financial derivative liability	(925)	—
b. Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	393	397
Cash at bank (Note 5(a)) - minimum A rated	161,158	62,563
Trade and other receivables
Receivable from other parties (non-rated)	13,911	1,403
Receivable from the Australian Government (Goods and Services Tax)	587	126
Receivable from the Singapore Government (Goods and Services Tax)	150	292
Receivable from the Australian Government (Foreign Withholding Tax)	22	400
Receivable from the Swiss Government (Value-Added Tax)	4	5
Receivable from minimum A rated bank deposits (interest)	2	23
Receivable from the United Kingdom Government (Foreign Withholding Tax)	2	—
Receivable from the Australian Government (Income Tax)	—	854
Receivable from the United States Government (Foreign Withholding Tax)	—	71
Other non-current assets
Minimum A rated bank deposits (held as security)	1,297	1,912
c.    Liquidity risk
Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).
All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2025 and June 30, 2024 mature within 6 months. Trade payables and contingent consideration held by the Group as of June 30, 2025 and June 30, 2024 are non-interest bearing. The total contractual cash flows associated with trade payables equate to the carrying amount disclosed within the financial statements.

As of June 30, 2025, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis and removing probability adjustments as applicable for contingent consideration, and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(61,909)	(80,911)	—	—	(142,820)	(121,894)
Trade payables	(19,089)	—	—	—	(19,089)	(19,082)
Lease liabilities	(3,015)	(2,005)	(1,941)	(60)	(7,021)	(6,263)
Contingent consideration(3)	(7,390)	—	—	—	(7,390)	(739)
	(91,403)	(82,916)	(1,941)	(60)	(176,320)	(147,978)
(1)Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2025.
(2)In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated receipt of net sales of Ryoncil® for the treatment of pediatric SR-aGVHD in the United States and other territories excluding Asia.
(3)In relation to the contractual maturities of the royalty payments related to contingent consideration, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of Ryoncil® for the treatment of children and adults with aGVHD. Product royalties will be payable in cash which will be funded from royalties received from net sales. With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. The carrying amount reflects the discounted and probability adjusted contractual balance related to royalty payments.
11. Capital management
The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.
12. Interests in other entities
The Group’s subsidiaries as of June 30, 2025 and 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated in the Cayman Islands however operates in Hong Kong.

	Country of incorporation	Class of shares	Equity holding
			As of June 30,
			2025	2024
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd(1)	Cayman Islands	Ordinary	100	100

(1)
As of June 30, 2025 and as of the date of this report, BeiCell Ltd is in voluntary liquidation. A Certificate of Dissolution has been issued by the Cayman Islands Registrar of Companies which states that the company will be deemed dissolved and removed from the Register of Companies on September 15, 2025.

13. Contingent assets and liabilities
a.    Contingent assets
The Group did not have any contingent assets outstanding as of June 30, 2025 and June 30, 2024.
b.    Contingent liabilities
(i)    Central Adelaide Local Health Network Incorporated (“CALHNI”) (formerly Medvet)
The Group acquired certain intellectual property relating to its MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with its use of the Medvet IP, on completion of certain milestones the Group will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.
(ii)    Other contingent liabilities
The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2025, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.
14. Commitments
a.    Capital commitments
The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2025 and June 30, 2024.
b.    Purchase commitments
In June 2025, the Group entered into a MSA, with Lonza, a global leader in biopharmaceutical manufacturing, and replaced the Group's prior MSAs with Lonza, for the supply of commercial product for the launch of Ryoncil® for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2025, the agreement contains a minimum remaining financial commitment of the non-lease component of $20.4 million, payable until December 2026. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2025, the lease component is $2.7 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c).
The group have agreements with third parties related to contract manufacturing and other goods and services. As of June 30, 2025, the Group had $5.2 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services (excluding those with Lonza). This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.
The Group did not have any other purchase commitments as of June 30, 2025.

15. Events occurring after the reporting period
There were no events that have occurred after June 30, 2025 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.
16. Related party transactions
a.    Parent entity
The parent entity within the Group is Mesoblast Limited.
b.    Subsidiaries
Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.
c.    Key management personnel compensation
The aggregate compensation made to Directors and other members of key management personnel ("KMP") of the Group is set out below:

	Year Ended June 30,
(in U.S. dollars)	2025	2024
Short-term employee benefits	2,735,600	2,762,736
Long-term employee benefits	99,059	11,124
Post-employment benefits	30,720	18,900
Share based payments	7,237,185	1,704,995
	10,102,564	4,497,755
The aggregate other service payments made to Directors and other members of key management personnel of the Group is set out below:
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role on June 4, 2023 where he was remunerated at an hourly rate and the agreement was able to be terminated on 15 written days notice. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023. On October 1, 2023, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of $20,000 for strategic advisory services and his role as non-executive director and these fees are included in the table above. The agreement is ongoing, with either party able to terminate on 90 written days notice. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2025 and 2024 was $240,000 and $220,900, respectively.
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
Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2025, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.
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
In accordance to section 1100V of the Corporations Act, our ESOP limits the aggregate number of shares reserved for issuance on the exercise of US incentive stock options to 20,000,000. Our ESOP also requires that the number of options granted during the previous 3 years remain within the 10% of the total issued capital of the company.
a.    Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
38	16-Sep-17	15-Sep-24	A$1.52	50,000		—	(50,000)		—	—
39	13-Oct-17	12-Oct-24	A$1.92	815,000		—	(815,000)		—	—
39a	13-Oct-17	12-Oct-24	A$1.74	902,425		—	(902,425)		—	—
40	24-Nov-17	23-Nov-24	A$1.39	750,000		—	(750,000)		—	—
40a	24-Nov-17	23-Nov-24	A$1.26	750,000		—	(750,000)	*	—	—
41	18-Jun-18	17-Jun-25	A$1.50	200,000		(200,000)	—		—	—
42	11-Jul-18	10-Jul-25	A$1.54	200,000		(200,000)	—		—	—
43	18-Jul-18	17-Jul-25	A$1.85	2,998,332		(1,225,000)	—		1,773,332	1,773,332
43b	18-Jul-18	17-Jul-25	A$1.85	350,000		—	—		350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.31	590,000		(100,000)	—		490,000	490,000
46	19-Jan-19	18-Jan-26	A$1.43	3,333		—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.43	150,000		—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	A$1.46	300,000		—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.60	2,708,669		(627,000)	—		2,081,669	2,081,669
49a	20-Jul-19	19-Jul-26	A$1.45	2,833,332		(466,666)	—		2,366,666	2,016,666
49b	20-Jul-19	19-Jul-26	A$1.45	1,346,667		—	—		1,346,667	1,346,667
49c	20-Jul-19	19-Jul-26	A$1.45	538,667		—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.45	700,000		(525,000)	—		175,000	—
54	25-Nov-19	24-Nov-26	A$1.96	20,000		—	—		20,000	20,000
55	29-May-19	28-May-26	A$1.46	350,000		—	—		350,000	350,000
56	18-Nov-19	17-Nov-26	A$1.81	200,000		—	—		200,000	200,000

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
57	25-Nov-19	24-Nov-26	A$1.78	100,000		—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.96	150,000		—	—		150,000	150,000
59	24-Jan-20	23-Jan-27	A$3.36	10,000		—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.00	1,200,000		—	—		1,200,000	1,200,000
63a	18-May-20	17-May-27	A$3.63	1,200,000		—	—		1,200,000	900,000
64	16-Jul-20	15-Jul-27	A$3.73	3,040,000		—	—		3,040,000	3,040,000
64a	16-Jul-20	15-Jul-27	A$3.39	1,735,000		—	—		1,735,000	1,013,334
64c	16-Jul-20	15-Jul-27	A$3.39	350,000		—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.39	300,000		—	—		300,000	200,000
64e	16-Jul-20	15-Jul-27	A$3.39	1,200,000		—	—		1,200,000	1,200,000
66	11-Sep-20	10-Sep-27	A$4.76	200,000		—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.58	200,000		—	—		200,000	200,000
69	20-Nov-20	19-Nov-27	A$3.58	100,000		—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.65	250,000		—	—		250,000	250,000
72	15-Apr-21	14-Apr-28	A$2.26	200,000		—	—		200,000	200,000
74	08-Sep-21	07-Sep-28	A$1.93	2,929,666		(290,769)	(16,666)		2,622,231	2,622,231
74a	08-Sep-21	07-Sep-28	A$1.75	3,850,000		—	—		3,850,000	2,780,000
74b	08-Sep-21	07-Sep-28	A$1.75	1,550,000		—	—		1,550,000	620,000
75	23-Dec-21	22-Dec-28	A$1.40	200,000		—	—		200,000	200,000
76	17-Oct-22	16-Oct-29	A$1.01	1,250,000		—	—		1,250,000	833,334
77	23-May-22	22-May-29	A$0.99	200,000		—	—		200,000	200,000
78	24-Aug-22	23-Aug-29	A$0.83	200,000		—	—		200,000	133,334
79	17-Oct-22	16-Oct-29	A$1.11	5,054,500		(1,023,334)	(30,000)		3,936,166	2,278,000
79	17-Oct-22	16-Oct-29	A$1.11				(65,000)	*
79a	17-Oct-22	16-Oct-29	A$1.01	4,350,000		(180,000)	—		4,170,000	1,636,250
79b	17-Oct-22	16-Oct-29	A$1.11	225,000		—	—		225,000	150,000
79c	17-Oct-22	16-Oct-29	A$1.01	3,225,000		—	—		3,225,000	600,000
79d	17-Oct-22	16-Oct-29	A$1.01	1,200,000		—	—		1,200,000	550,000
80	08-Aug-22	07-Aug-29	A$0.91	100,000		—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.58	100,000		—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.10	100,000		(66,667)	—		33,333	—
83	30-Mar-23	29-Mar-30	A$1.01	45,000		—	—		45,000	30,000
84	30-Mar-23	29-Mar-30	A$0.92	600,000		—	—		600,000	300,000
85	12-Oct-23	11-Oct-30	A$0.36	2,493,835		—	—		2,493,835	2,493,835
86	12-Oct-23	11-Oct-30	A$0.36	1,853,889		—	—		1,853,889	1,853,889
87	16-Oct-23	15-Oct-30	A$0.39	5,434,500		(560,334)	(130,000)	*	4,744,166	1,211,168
87a	16-Oct-23	15-Oct-30	A$0.35	1,995,000		(326,667)	—		1,668,333	—
87b	16-Oct-23	15-Oct-30	A$0.35	3,160,000		—	—		3,160,000	954,667
87c	16-Oct-23	15-Oct-30	A$0.35	2,730,000		(820,000)	(270,000)	*	1,640,000	—
88	16-Oct-23	15-Oct-30	A$0.35	873,393		(426,092)	—		447,301	447,301
89	24-Oct-23	23-Oct-30	A$0.37	985,000		—	—		985,000	328,333
90	28-Feb-24	28-May-24	A$0.01	—		—	—		—	—
91	11-Mar-24	10-Mar-31	A$0.32	—	540,000	—	—		540,000	180,000
92	16-Oct-23	15-Oct-30	A$0.35	300,000		—	—		300,000	100,000
93	30-May-24	29-May-31	A$1.23	220,000		—	—		220,000	220,000
94	30-May-24	29-May-31	A$1.23	200,000		—	—		200,000	—
95	30-May-24	29-May-31	A$1.35		210,000	—	(10,000)	*	200,000	70,000
96	10-Sep-24	09-Sep-31	A$0.01		5,591,540	(1,997,084)	—		3,594,456	3,594,456
96a	10-Sep-24	14-Mar-25	A$0.01		3,126,752	(3,126,752)	—		—	—
96a	10-Sep-24	13-Mar-26	A$0.01		7,295,759	(4,310,739)	—		2,985,020	2,985,020
96b	10-Sep-24	09-Sep-31	A$0.01		475,968	(129,559)	—		346,409	346,409
96c	10-Sep-24	09-Sep-31	A$0.01		2,222,000	—	—		2,222,000	2,222,000

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
96d	10-Sep-24	14-Mar-25	A$0.01		548,851	(548,851)	—		—	—
96d	10-Sep-24	13-Mar-26	A$0.01		1,280,651	—	—		1,280,651	1,280,651
97	27-Aug-24	26-Aug-31	A$1.07		5,852,000	—	(30,000)	*	5,822,000	—
97a	27-Aug-24	26-Aug-31	A$0.97		6,800,000	—	—		6,800,000	—
97b	27-Aug-24	26-Aug-31	A$0.97		4,839,000	—	—		4,839,000	—
97c	27-Aug-24	26-Aug-31	A$1.07		240,000	—	—		240,000	—
97d	27-Aug-24	26-Aug-31	A$1.07		225,000	—	—		225,000	—
98	14-Oct-24	13-Oct-31	A$1.44		274,223	—	—		274,223	91,408
99	27-Aug-24	26-Aug-31	A$0.97		1,395,389	—	—		1,395,389	930,261
100	17-Dec-24	16-Dec-31	A$2.01		235,000	—	(225,000)	*	10,000	—
101	17-Dec-24	16-Dec-31	A$1.83		483,514	—	(178,254)	*	305,260	77,986
102	17-Dec-24	16-Dec-31	A$1.83		235,295	—	—		235,295	—
103	10-May-25	09-May-32	A$1.89		180,000	—	(25,000)	*	155,000	—
104	10-May-25	09-May-32	A$1.72		215,000	—	—		215,000	—
105	10-May-25	09-May-32	A$1.72		197,411	—	—		197,411	98,705
106	10-May-25	09-May-32	A$1.72		100,000	—	—		100,000	—
June 30, 2025				72,416,208	42,563,353	(17,150,514)	(4,247,345)		93,581,702	51,019,572
Weighted average share purchase price				A$1.43	A$0.55	A$0.48	A$1.50		A$1.20	A$1.37

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

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
34	27-Apr-16	6-Mar-23	US$2.80	1,678,979	—	—	(1,678,979)		—	—
34b	31-Oct-16	6-Mar-23	A$2.80	200,000	—	—	(200,000)		—	—
35a	8-Jul-20	8-Jul-23	A$2.86	1,500,000	—	—	—		1,500,000	1,500,000
36	6-Dec-16	5-Dec-23	A$1.31	533,000	—	—	—		533,000	533,000
36a	6-Dec-16	5-Dec-23	A$1.19	1,950,730	—	—	—		1,950,730	1,809,064
38	16-Sep-17	15-Sep-24	A$1.54	50,000	—	—	—		50,000	50,000
38a	16-Sep-17	15-Sep-24	A$1.40	150,000	—	—	(150,000)		—	—
39	13-Oct-17	12-Oct-24	A$1.94	975,000	—	—	—		975,000	975,000
39a	13-Oct-17	12-Oct-24	A$1.76	902,425	—	—	—		902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.41	750,000	—	—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.28	750,000	—	—	—		750,000	—
41	18-Jun-18	17-Jun-25	A$1.52	200,000	—	—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.56	200,000	—	—	—		200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.87	3,793,332	—	—	(660,000)		3,133,332	3,133,332
43b	18-Jul-18	17-Jul-25	A$1.87	350,000	—	—	—		350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.33	590,000	—	—	—		590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.45	3,333	—	—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.45	150,000	—	—	—		150,000	150,000
48	4-Apr-19	3-Apr-26	A$1.48	300,000	—	—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.62	3,098,670	—	—	(66,667)		3,018,669	3,018,669
49	20-Jul-19	19-Jul-26	A$1.62		—	—	(13,334)	*
49a	20-Jul-19	19-Jul-26	A$1.47	3,499,998	—	—	(466,666)		2,833,332	1,883,332
49a	20-Jul-19	19-Jul-26	A$1.47		—	—	(200,000)	*
49b	20-Jul-19	19-Jul-26	A$1.47	1,346,667	—	—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.47	538,667	—	—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.47	700,000	—	—	—		700,000	175,000
50a	20-Jul-19	19-Jul-26	A$1.47	400,000	—	—	(400,000)	*	—	—
52	29-Aug-19	28-Aug-26	A$1.62	400,000	—	—	(400,000)		—	—
53	29-Aug-19	28-Aug-26	A$1.47	800,000	—	—	(800,000)		—	—
54	25-Nov-19	24-Nov-26	A$1.98	153,334	—	—	(133,334)		20,000	20,000
55	29-May-19	28-May-26	A$1.48	350,000	—	—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.83	200,000	—	—	—		200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.80	100,000	—	—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.98	450,000	—	—	(200,000)		150,000	150,000
58	25-Nov-19	24-Nov-26	A$1.98		—	—	(100,000)	*
59	24-Jan-20	23-Jan-27	A$3.38	10,000	—	—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.02	1,200,000	—	—	—		1,200,000	1,200,000
63a	18-May-20	17-May-27	A$3.65	2,400,000	—	—	(800,000)		1,200,000	200,000
63a	18-May-20	17-May-27	A$3.65		—	—	(400,000)	*
64	16-Jul-20	15-Jul-27	A$3.75	3,498,333	—	—	(176,668)		3,253,333	2,160,009
64	16-Jul-20	15-Jul-27	A$3.75		—	—	(68,332)	*
64a	16-Jul-20	15-Jul-27	A$3.41	2,700,000	—	—	(965,000)	*	1,735,000	478,334
64c	16-Jul-20	15-Jul-27	A$3.41	350,000	—	—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.41	300,000	—	—	—		300,000	100,000
64e	16-Jul-20	15-Jul-27	A$3.41	1,200,000	—	—	—		1,200,000	720,000
65	26-Aug-20	25-Aug-27	A$5.76	5,000	—	—	(3,334)		—	—
65	26-Aug-20	25-Aug-27	A$5.76		—	—	(1,666)	*
66	11-Sep-20	10-Sep-27	A$4.78	200,000	—	—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.60	200,000	—	—	—		200,000	133,333
69	20-Nov-20	19-Nov-27	A$3.60	100,000	—	—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.67	250,000	—	—	—		250,000	166,667
72	15-Apr-21	14-Apr-28	A$2.28	200,000	—	—	—		200,000	133,334

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
74	8-Sep-21	7-Sep-28	A$1.77	3,423,000	—	—	(50,001)		3,186,333	1,051,007
74	8-Sep-21	7-Sep-28	A$1.77		—	—	(186,666)	*
74a	8-Sep-21	7-Sep-28	A$1.77	4,150,000	—	—	(300,000)	*	3,850,000	923,334
74b	8-Sep-21	7-Sep-28	A$1.77	1,550,000	—	—	—		1,550,000	—
74c	8-Sep-21	7-Sep-28	A$1.77	650,000	—	—	(650,000)	*	—	—
75	23-Dec-21	22-Dec-28	A$1.42	200,000	—	—	—		200,000	100,000
76	17-Oct-22	16-Oct-29	A$1.03	—	1,250,000	—	—		1,250,000	—
77	23-May-22	22-May-29	A$1.01	—	200,000	—	—		200,000	66,667
78	24-Aug-22	23-Aug-29	A$0.85	—	200,000	—	0		200,000	—
79	17-Oct-22	16-Oct-29	A$1.13	—	5,844,500	—	-90000		5,754,500	—
79a	17-Oct-22	16-Oct-29	A$1.03	—	4,350,000	—	—		4,350,000	—
79b	17-Oct-22	16-Oct-29	A$1.13	—	225,000	—	—		225,000	—
79c	17-Oct-22	16-Oct-29	A$1.03	—	3,225,000	—	—		3,225,000	—
79d	17-Oct-22	16-Oct-29	A$1.03	—	1,200,000	—	—		1,200,000	—
80	08-Aug-22	07-Aug-29	A$0.93	—	100,000	—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.60	—	100,000	—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.12	—	100,000	—	—		100,000	—
83	30-Mar-23	29-Mar-30	A$1.03	—	180,000	—	(30,000)	*	150,000	—
June 30, 2023				49,650,468	16,974,500	—	(9,190,647)		57,434,321	26,464,507
Weighted average share purchase price				A$2.21	A$1.08	A$—	A$2.39		A$1.85	A$2.12
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2025, 2024 and 2023 were A$2.52, A$0.93 and N/A respectively. The weighted average remaining contractual life of share options outstanding as of June 30, 2025, 2024 and 2023 were 4.16 years, 4.24 years and 4.13 years, respectively.
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

85, 86, 88, 93, 98, 99, 101, 102
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

92, 106
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

96, 96a, 96b, 96c, 96d
Options were granted in eleven tranches and are required to satisfy time-based vesting conditions in accordance with a predefined vesting timetable. Time-based conditions restrict vesting to a maximum of six percent for the initial five tranches, twelve percent for the next five tranches and ten percent for the last tranche.

97a
Options were granted in two, three, or four tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company's board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

97b
Options were granted in two, three, or eight tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company's board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

105
Options were granted in seven tranches and are required to satisfy time-based vesting conditions. Time-based conditions restrict vesting to a maximum of one half at 6 months and the second half equally over the remainder 6 months.

Modifications to share-based payment arrangements
During the year ended June 30, 2024, as a result of a 1 for 4 pro-rata accelerated non-renounceable entitlement offer to existing eligible shareholders in December 2023, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 8.3. There were no modifications made to share-based payment arrangements during the years ended June 30, 2025 and June 30, 2023.
c.    Fair values of share based payments
The weighted average fair value of share options granted during the years ended June 30, 2025, 2024 and 2023 were A$1.21, A$0.39 and A$0.66, respectively.
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
Risk free interest rate
This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.
Model inputs
The model inputs for the valuations of options approved and granted during the year ended June 30, 2025 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
91	15-Nov-24	0.32	1.57	72.64%	5.3 yrs	0%	4.26%
95	18-Jul-24	1.35	1.11	72.68%	5.8 yrs	0%	3.99%
96	24-Sep-24	0.01	1.06	72.55%	2.6 yrs	0%	3.51%
96a	24-Sep-24	0.01	1.06	72.55%	0.9 yrs	0%	3.51%
96b	24-Sep-24	0.01	1.06	72.55%	2.6 yrs	0%	3.51%
96c	15-Nov-24	0.01	1.57	72.64%	2.6 yrs	0%	4.26%
96d	15-Nov-24	0.01	1.57	72.64%	0.8 yrs	0%	4.26%
97	03-Oct-24	1.07	1.35	72.55%	5.8 yrs	0%	3.63%
97a	16-Dec-24	0.97	1.83	72.65%	5.7 yrs	0%	3.95%
97b	17-Dec-24	0.97	1.94	72.65%	5.7 yrs	0%	3.93%
97c	20-Dec-24	1.07	2.42	73.89%	5.6 yrs	0%	4.08%
97d	25-Jun-25	1.07	1.61	73.60%	5.2 yrs	0%	3.43%
98	17-Apr-25	1.44	1.65	73.83%	5.5 yrs	0%	3.58%
99	15-Nov-24	0.97	1.57	72.64%	5.7 yrs	0%	4.26%
100	20-Dec-24	2.01	2.42	73.89%	5.9 yrs	0%	4.08%
101	24-Apr-25	1.83	1.79	73.83%	5.6 yrs	0%	3.56%
102	07-May-25	1.83	1.72	73.77%	5.6 yrs	0%	3.59%
103	25-Jun-25	1.89	1.61	73.60%	5.8 yrs	0%	3.43%
104(3)	30-Jun-25	1.72	1.66	73.57%	5.8 yrs	0%	3.47%
105	06-Jun-25	1.72	1.76	73.64%	5.9 yrs	0%	3.57%
106	05-Jun-25	1.72	1.77	73.65%	5.9 yrs	0%	3.54%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
(3)Fair value estimated at June 30, 2025 as the valuation date under IFRS2 has not been met as of June 30, 2025.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2025 was A$1.66.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2024 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
84	31-Jul-23	0.92	1.18	64.95%	6.1 yrs	0%	3.84%
85	28-Nov-23	0.36	0.39	69.82%	6.3 yrs	0%	4.21%
86	28-Nov-23	0.36	0.39	69.82%	6.3 yrs	0%	4.21%
87	09-Jan-24	0.39	0.29	70.10%	6.2 yrs	0%	3.79%
87a	03-Jun-24	0.35	1.17	72.84%	5.8 yrs	0%	4.07%
87b	12-Jan-24	0.35	0.29	70.07%	6.1 yrs	0%	3.74%
87c	29-Jul-24	0.35	1.07	72.76%	5.6 yrs	0%	3.99%
88	15-Nov-23	0.35	0.37	69.82%	6.3 yrs	0%	4.23%
89	28-Nov-23	0.37	0.39	69.82%	6.3 yrs	0%	4.21%
90	28-Feb-24	0.01	0.30	69.97%	0.2 yrs	0%	3.80%
92	11-Apr-24	0.35	0.89	72.66%	5.9 yrs	0%	3.90%
93	03-Jun-24	1.23	1.17	72.84%	6.4 yrs	0%	4.07%
94	14-Oct-24	1.23	1.44	72.56%	5.6 yrs	0%	3.89%
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
18. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2025	2024	2023
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	675,921	623,605	669,603
Other audit services(1)	76,569	33,180	180,339
Total remuneration of PricewaterhouseCoopers Australia	752,490	656,785	849,942

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	198,747	65,722	144,864
Total remuneration of Network firms of PricewaterhouseCoopers Australia	198,747	65,722	144,864
Total auditors' remuneration(2)	951,237	722,507	994,806
(1)Other audit services relates to services performed in connection with the filing of registration statements on the Form F-3.
(2)All services provided are considered audit fees for the purpose of SEC classification.

19. Losses per share

	Years Ended June 30,
	2025	2024	2023
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(8.46)	(8.91)	(10.53)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(8.46)	(8.91)	(10.53)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(8.46)	(8.91)	(10.53)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(8.46)	(8.91)	(10.53)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(102,142)	(87,956)	(81,889)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(102,142)	(87,956)	(81,889)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(102,142)	(87,956)	(81,889)

	2025 Number	2024 Number	2023 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	1,207,793,132	986,702,919	777,719,091
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	1,207,793,132	986,702,919	777,719,091
Options granted to employees and warrants (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares in the years ended June 30, 2025, 2024 and 2023. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2025, 2024 and 2023.
The calculation for the year ended June 30, 2023 have been adjusted to reflect the bonus element in the entitlement offer to existing eligible shareholders which completed in March 2024.

20. Parent entity financial information
a.    Summary financial information
The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2025	2024
Balance Sheet
Current Assets	35,381	37,166
Total Assets	1,122,282	958,323

Current Liabilities	14,879	30,709
Total Liabilities	16,964	33,358

Shareholders' Equity
Issued Capital	1,508,846	1,310,813
Reserves
Foreign Currency Translation Reserve	(262,349)	(261,745)
Share Options Reserve	111,273	91,940
Warrant Reserve	12,969	12,969
(Accumulated losses)/retained earnings	(265,421)	(229,012)
	1,105,318	924,965

Loss for the period	(35,672)	(16,847)
Total comprehensive loss for the period	(35,672)	(16,847)
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
21. Segment information
Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of the Company’s activities are regularly reviewed by the Company’s chief operating decision maker as a separate operating segment. By these criteria, the activities of the Company are considered to be one segment being the development of adult stem cell technology platform for commercialization, and the segmental analysis is the same as the analysis for the Company as a whole. The chief operating decision maker (Chief Executive Officer) reviews the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows regularly to make decisions about the Company’s resources and to assess overall performance.
In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, no impact is expected.

22. Legal proceedings
In August 2024, the Company announced that the consolidated shareholder class action, filed in the Federal Court of Australia in 2022, had been settled subject to Federal Court approval which was subsequently obtained on December 13, 2024. The settlement (inclusive of interest and costs) was fully funded by the insurer and includes no admission of liability.
23. Summary of material accounting policies
This note provides the material accounting policies adopted in the preparation of these consolidated financial statements as set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Mesoblast Limited and its subsidiaries.
a.    Change in accounting policies
There were no new accounting policies adopted by the Group that materially impacted the Group in the year ended June 30, 2025.
b.    Principles of consolidation
i.    Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2025 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
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
First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expect to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, non-cash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer.
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
Revenues from contracts with customers comprise royalty and milestone revenue and revenue from product sales.

(i)    Royalty and milestone revenue
Royalty and milestone revenue generally includes non-refundable upfront license and collaboration fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur. Payment is generally due on standard terms of 30 to 60 days.
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
The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2025, as the performance obligation has not been met. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the years ended June 30, 2025, 2024 and 2023.
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
For the years ended June 30, 2025, 2024 and 2023, no revenue was recognized in relation to this strategic alliance with Tasly.
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
In the years ended June 30, 2025, 2024 and 2023, the Group earned $0.1 million, $0.4 million and $0.4 million, respectively, of royalty income on sales of Alofisel® by our licensee Takeda.
No milestone revenue was recognized in the years ended June 30, 2025, 2024 and 2023 in relation to the Group's patent license agreement with Takeda.
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
In the years ended June 30, 2025, 2024 and 2023, the Group recognized $5.8 million, $5.5 million, and $7.1 million in commercialization revenue, respectively, relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.
(ii)    Revenue from product sales
In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of pediatric SR-aGvHD in children 2 months and older. The Group began commercializing Ryoncil® in the United States for the treatment of pediatric patients with SR-aGvHD in March 2025.
The Group's product revenues consist of sales of Ryoncil® in the United States. Product revenues are recognized at a point in time once the Group satisfies the performance obligation and control is transferred from the Group to its customer, the Group's distributor in the United States. The Group provides right of return to the distributor only in cases of shipping error or product damage and other limited rights. When the product is purchased by the Group’s customer, the distributor, the customer subsequently resells the product to patients and health care providers through a specialty distributor and specialty pharmacy.
Product revenues are recorded at net of allowances for variable consideration such as estimated government rebates and chargebacks, distribution service fees, patient assistance programs, freight and packaging costs and returns. The Group does not receive a distinct goods or service in relation to these variable consideration and are accounted for as a reduction in the transaction price. Variable consideration is recognized only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The allowances for variable consideration, representing the Group’s best estimates of the amount of consideration to which it is entitled based on the terms of the contracts, are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable if no payments are required of the Group or a current liability if payment is required of the Group. Where appropriate, the estimates reflect the Company’s historical experience, contractual and statutory requirements and forecasted customer buying and payment patters. Actual amounts may differ from the Group’s estimates. If actual results vary, these estimates are adjusted, which could have an effect on revenue in the period of adjustment.
The specific considerations the Group uses in estimating amounts relating to variable consideration are as follows:
•Rebates and Chargebacks: relating to governmental rebates and chargebacks:
◦Governmental rebates – the Group accrues all government mandated rebates, including the Medicaid Drug Rebate Program in the United States. These accruals are based on statutory rates and expected utilization as well as historical data the Group has accumulated since product launch.
◦Government chargebacks – the Group accrues chargebacks for discounts under the Public Health Services (“PHS”) 340B drug pricing program, which result from contractual commitments to sell products to qualified healthcare providers at prices lower than the list prices that the Group charges to its distributor. The distributor charges the Group for the difference between what the distributor pays for the product and the ultimate selling price to the qualified healthcare providers. Allowances for chargebacks are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and accounts receivable. Chargeback amounts are generally determined at the time of resale to the qualified healthcare provider from the distributor.
•Distribution fees: The Group pays fees to the distributor, specialty distributor and specialty pharmacy in the distribution channel that provide the Group with inventory management, data and distribution services. The distribution fees are paid based on contractually determined rates from the gross consideration. When the service is received and the product is sold to its distributors the fees are accounted for as a reduction of revenue in the period the related revenue is recognized.
•Copay and patient assistance programs: The Group offers copay and patient assistance programs to qualified patients. Allowances related to patient assistance programs are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue. The Group accrues a liability for co-payment based on actual program participation and estimates of program redemption.
•Freight costs: The distributor charges the Group freight costs to deliver the product through the distribution channel to the patients or healthcare providers. The Group accrues a liability for the freight costs as a reduction of revenue in the period the related revenue is recognized. The freight costs do not relate to a distinct good or services provided to the Group and therefore has been treated as consideration payable to the distributor.
•Returns: Sales return allowances are recognized and recorded as revenue deductions based on historical experience of the Group.
During the year ended June 30, 2025, the Group recognized $11.3 million in revenue from net product sales. The revenue from net product sales is derived from a single external customer which exceeded 10% of the Group's total revenue.
(iii)    Interest income
Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.
(iv)    Research and development tax incentive
Tax incentives comprise payments from the Australian government’s Research and Development Tax Incentive program for research and development activities conducted in relation to our qualifying research that meets the regulatory criteria. Eligible companies can receive a refundable tax offset for a percentage of their research and development spending.
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
The Group recorded $0.1 million and $0.9 million and $3.5 million in research and development tax incentive income for the years ended June 30, 2025, 2024 and 2023, respectively. The Group recognized incentive income pertaining to the eligible expenditure undertaken in each of these periods. At each period end, management estimates the refundable tax incentive available to the Group based on available information at the time.
The combined worldwide turnover for the Group for the year ended June 30, 2025 is in excess of A$20.0 million making the Group ineligible for the refundable tax offset for the research and development tax incentive. Consequently, no income was recognized from the Research and Development Tax Incentive program for the year ended June 30, 2025. The $0.1 million gain recognized during the year ended June 30, 2025 relates to a change in the original estimate of the research and development tax incentive income that the Group received from the Australian Government for the year ended June 30, 2024.
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
f.    Inventories
Inventories are measured at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realizable value. The Group uses the specific identification method to measure inventory costs relating to finished goods and the weighted average cost method to measure inventory cost relating to raw materials. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 2 Inventories; the provision is then reversed at the point when a high probability of regulatory approval is determined. Inventories are classified as current in the Consolidated balance sheet as inventory is expected to be sold as part of the normal operating cycle.
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
When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Research and development expenses. When the high probability threshold is met, the provision will be reversed through Research and development expenses.
Where it is determined that the pre-launch inventory will be used within a clinical trial, that amount is removed from the cost of pre-launch inventory.
As of June 30, 2024, all inventory costs were fully provided for and recognized within Research and development expenses. In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of SR-aGvHD in children 2 months and older. As a result of the FDA approval in December 2024, the Group determined that there is a high probability of the product candidate realizing future economic benefit, and therefore the provision against the carrying value of pre-launch inventory was reversed through Research and development expenses.
As of June 30, 2025, there was $23.8 million of inventory recognized on the balance sheet, of which $1.6 million was provided for as obsolete stock, compared with $19.2 million at June 30, 2024, which was fully provided for. Inventory balances net of the provision for obsolete stock are $22.2 million as of June 30, 2025, compared within $Nil as of June 30, 2024.
Cost of inventories, presented within cost of revenues, is recognized at the point of recognition of product sales and represents the costs involved in the manufacture of our products and other costs incurred in bringing inventories to their existing condition and location prior to sale, and also includes the costs for inventory that has been written off.
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
An external valuation for all our assets was carried out by an independent expert as at March 31, 2023 and for the MSC products in August 2023, with the recoverable amount of each asset exceeding its carrying amount. No impairment of the in-process research and development and goodwill was identified.
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
l.    Trade and other receivables
Trade receivables and other receivables represent the gross amounts due at balance date less adjustments for estimated revenue deductions such as certain distribution fees and chargebacks as applicable to receivables on product sales, and any provision for expected credit losses, where applicable. The Group uses the simplified approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance. Debts which are known to be uncollectible are written off in the consolidated income statement within Selling, general and administration expenses. All trade and other receivables, with the exception of the net investment in sublease, are recognized at the value of the amounts receivable, as trade receivables from product sales are due within 112 days, and other trade and other receivables are due for settlement within 60 days, and therefore do not require remeasurement. The net investment in sublease is recognized at the present value of minimum lease payments receivable over the remaining life of the lease.
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
n.    Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. As at June 30, 2025 and 2024, the Group did not have any derivative instruments that qualified for hedge accounting.
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
Amortization of currently marketed products on a straight-line basis over the life of the asset have been recognized within cost of revenues from July 1, 2024.
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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The facility had a three-year interest only period, at a fixed rate of 9.75% per annum, after which time the principal amortizes 5% per quarter beginning December 2024 and a final payment is due no later than November 2026. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of June 30, 2025 is $44.3 million.
On November 19, 2021, Oaktree were granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the debt facility was signed; consequently, a liability for the warrants was recognized in November 2021. The warrants were legally issued on January 11, 2022 and have an expiry date of 7 years from date of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the initial draw down of funds from the Oaktree facility and the fair value of the warrants. In December 2022, the Group amended the terms of the loan agreement with Oaktree and in connection with the loan amendment, Oaktree was granted warrants to purchase 455,000 ADSs at $3.70 per ADS, a 15% premium to the 30-day VWAP. The Group determined that an obligation to issue the warrants arose from the time the first amendment to the loan agreement was signed; consequently, a liability for the warrants was recognized in December 2022. The warrants were legally issued on March 8, 2023 and have an expiry date of 7 years from date of issuance.
On January 5, 2024, the ratio under Mesoblast's American Depository Receipt ("ADR") program was changed from 5 ordinary shares representing 1 ADS (5:1 ratio) to a new ratio of 10 ordinary shares representing 1 ADS (10:1 ratio). As a result of this ratio change and as a result of completing the pro-rata accelerated non-renounceable rights issue in December 2023, the number and exercise price for the warrants granted to Oaktree was adjusted in accordance with the terms of these warrants. The warrants issued to Oaktree in November 2021 changed from 1,769,669 ADSs at $7.26 per ADS to 884,838 ADSs at $14.36 per ADS. The warrants issued to Oaktree in December 2022 changed from 455,000 ADSs at $3.70 per ADS to 227,502 ADSs at $7.24 per ADS.
In December 2024 and January 2025, Oaktree exercised 188,122 and 39,380, respectively, of the ADS warrants that were issued in December 2022. Refer to Note 5(g)(vi) for more details on warrants issued and exercised.
In the years ended June 30, 2025, 2024 and 2023, respectively, the Group recognized losses of $0.2 million, $2.3 million and $1.6 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our facility.
The Group has pledged substantially all of its assets as collateral under the loan facility with Oaktree.
NovaQuest Capital Management, L.L.C.
On June 29, 2018, the Group entered into an eight-year loan and security agreement with NovaQuest drawing $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026.
All interest and principal payments have been deferred until after the receipt of the first commercial sale of Ryoncil® for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("Ryoncil® for pediatric SR-aGVHD"). Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. The outstanding loan balance is repayable in full at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge.
Following receipt of the first commercial sales, repayments commence based on a percentage of receipt of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments. If in any quarterly period, 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD exceed the annual payment cap, the Group will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of receipt of net sales of Ryoncil® for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.
Because of this relationship of receipt of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.
In the years ended June 30, 2025, 2024 and 2023, respectively, the Group recognized a loss of $0.2 million and $0.1 million and gain of $0.9 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
The Group recognizes a liability as current based on repayments linked to estimates of receipt of net sales of Ryoncil®. However, if receipt of net sales of Ryoncil® are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.
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
Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Consolidated Income Statement when incurred. There were no variable lease payments that were expensed in the Consolidated Income Statement for the years ended June 30, 2025, 2024 and 2023. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.
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
(End of Financial Statements)
Additional Australian Financial Reporting Requirements
Consolidated entity disclosure statement

As of June 30, 2025
Name of entity	Type of entity	Trustee, partner or participant in JV	% of share capital	Place of incorporation	Australian resident	Foreign jurisdiction(s)
Mesoblast Limited	Body corporate	—	—	Australia	Yes	N/A
Mesoblast, Inc.	Body corporate	—	100	United States of America	No	United States of America
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Body corporate	—	100	Switzerland	No	Switzerland
Mesoblast Australia Pty Ltd	Body corporate	Trustee(1)	100	Australia	Yes	N/A
Mesoblast UK Limited	Body corporate	—	100	United Kingdom	No	United Kingdom
BeiCell Ltd(2)	Body corporate	—	100	Cayman Islands	Yes	N/A
Mesoblast Employee Share Trust(3)	Trust	—	N/A	N/A	Yes	N/A
Mesoblast Employee Share Trust(4)	Trust	—	N/A	N/A	Yes	N/A
(1) Mesoblast Australia Pty Ltd is a trustee of Mesoblast Employee Share Trust established in 2011.
(2) As of June 30, 2025 and as of the date of this report, BeiCell Ltd is in voluntary liquidation. A Certificate of Dissolution has been issued by the Cayman Islands Registrar of Companies which states that the company will be deemed dissolved and removed from the Register of Companies on September 15, 2025.
(3) Established in 2011
(4) Established in 2020

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

Trusts
For the purpose of this CEDS, the Mesoblast Employee Share Trusts are determined to be Australia residents as it is a resident trust estate within the meaning of Division 6 of Part III of the Income Tax Assessment Act 1936.
Directors’ Declaration
In the directors’ opinion:
(a)the financial statements and Notes set out on pages 171 to 249 are in accordance with the Corporations Act 2001, including:
(i)Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2025 and of its performance for the fiscal year ended on that date, and
(b)There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable, and
(c)the consolidated entity disclosure statement on pages 249 to 250 is true and correct.
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
Melbourne, August 29, 2025

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.

Item 19.    Exhibits

Item
1.1	Constitution of Mesoblast Limited adopted on November 28, 2023 (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2024).
1.2	Certificate of Registration of Mesoblast Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
4.1
Form of Amended and Restated Deposit Agreement between Mesoblast Limited and JPMorgan Chase Bank, N.A., as depositary, and Holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 2, 2015).

4.2
Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among Mesoblast Limited, JP Morgan Chase Bank, N. A., as depositary, and all Holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2024)

4.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1 as amended by Exhibit 4.2).
4.4	[Not used]
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

4.9*#	Employment Agreement, dated June 10, 2025, by and between Mesoblast Limited and Silviu Itescu.
4.10	[Not used]
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

4.21*✓	Amended & Restated Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated June 27, 2025.
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

4.27	[Not used]
4.28✓
Third Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated May 19, 2023 (incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

4.29✓
Fifth Amendment to Loan Agreement and Guaranty between Mesoblast Limited, Mesoblast UK Limited, Mesoblast, Inc., Mesoblast International Sàrl and Oaktree Fund Administration, LLC, dated February 29, 2024 (incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2024).

8.1	List of Significant Subsidiaries of Mesoblast Limited (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
11.1	Share Trading Policy of Mesoblast Limited (incorporated by reference to Exhibit 15.2 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm.
97.1	Recovery of Erroneously Awarded Incentive Compensation Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2024)
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2025.
99.2*	Auditor’s independence declaration, dated August 29, 2025.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited

By:	/s/ Jane Bell
Name:	Jane Bell
Title:	Chair of Board

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer
Dated: August 29, 2025