Form 20-F
period 2026-06-30
MESOBLAST LTD
filed 2026-08-27
CIK 1345099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026
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
1,296,862,776 Ordinary Shares
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
We are a biotechnology company in allogeneic cellular medicines for inflammatory diseases. Our first product approved by the United States Food and Drug Administration ("FDA"), Ryoncil® (remestemcel-L), is approved only in the United States for treatment of steroid-refractory acute graft-versus-host disease in pediatric patients of 2 months of age and older. We launched the product in March 2025 and product revenues are yet to exceed our operating expenses. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the year ended June 30, 2026 was $57.5 million. As of June 30, 2026, we have accumulated losses of $1,068.4 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.
We anticipate that our expenses will increase as we progress commercialization, including scaling up our manufacturing activities and for infrastructure and logistics necessary to support the Ryoncil® commercialization growth as well as potential launches of other products. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our product candidates, obtain regulatory approval, and manufacture, market and sell those products for which we obtain regulatory approval. Our future revenue will depend upon the size of any markets in which our products receive approval, and our ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our products and product candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

We started to generate revenue from product sales in March 2025 but may never be profitable.
Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals necessary to commercialize, and successfully commercialize our product candidates. Prior to March 2025, most our revenue came from licensing fees and royalty revenue. Since March 2025, we have been generating revenue from product sales of Ryoncil®. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:
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
•continued commercialization of our Ryoncil® product in the United States and commercialization of our product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing commercial and distribution capabilities necessary to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers, healthcare organizations and government agencies;
•obtaining market acceptance of our product candidates, if approved, as viable treatment options;
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
We incur significant costs associated with commercializing and distributing Ryoncil® and anticipate continuing to do so for any further approved product candidates. Our expenses could increase beyond expectations if we are required by the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other regulatory agencies, to perform clinical and other studies in addition to those that we currently anticipate. We may not become profitable and may need to obtain additional funding to continue operations.
We may require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital or establish and maintain strategic partnerships to provide funding support for our development programs could force us to delay, limit, reduce or terminate our product development or commercialization efforts.
Our operations have consumed substantial amounts of cash since inception. As of June 30, 2026, our cash and cash equivalents were $102.9 million. We have commenced generating revenue from our first approved product, Ryoncil®, from sales in the US market. However, we expect to continue to incur losses for the foreseeable future given our ongoing product manufacturing and development and selling, general and administration expenses for Ryoncil® and research and development expenses for our other product candidates. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercial growth efforts. We anticipate that our expenses will increase if and as we:
•continue the research and clinical development of our product candidates, including rexlemestrocel-L for Chronic Lower Back Pain ("CLBP"), rexlemestrocel-L for Chronic Heart Failure ("CHF"), remestemcel-L (Ryoncil®) in adults with steroid-refractory acute graft-versus-host disease (“SR-aGvHD”) and seek label extensions for Ryoncil® in the United States;
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
•continue to seek coverage and reimbursement from third-party payors, including government and private payors for Ryoncil® and future products;
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
As of June 30, 2026, we held total cash reserves of $102.9 million. We continue our focus on measured allocation of resources for our planned commercial, research and development activities and as a result reports net cash usage for operating activities of $43.8 million for the year ended June 30, 2026. We recognized net product sales of $115.2 million for the year ended June 30, 2026. In December 2025, we entered into a $125.0 million five-year non-dilutive credit-line facility, secured by royalties from TEMCELL®. We drew down the full $125.0 million facility in two tranches of $75.0 million and $50.0 million during December 2025 and June 2026, respectively. The proceeds were used to extinguish our existing debt arrangements, with Oaktree Capital Management, Inc. and NovaQuest Capital Management, L.L.C. The credit-line has a fixed interest rate of 8.00% per annum, a substantial reduction from prior facilities, and a five-year interest only period through to December 2030. We expect that existing cash and cash equivalents, together with cash from the commercialization of Ryoncil® will be sufficient to fund our forecast operating cash usage over the next twelve months. As a result, the consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of our liabilities in the normal course of business. If we are unable to obtain adequate funding or partnerships beyond the 12-month period, we may not be able to continue as a going concern, and our shareholders and holders of our ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 98% of our cash and cash equivalents as of June 30, 2026 were denominated in U.S. dollars, 1% were denominated in Australian dollars and 1% were denominated in other currencies. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, the five-year credit line facility the Company entered into in December 2025 is denominated in U.S. dollars but has been recognized in our Australian based entity whose functional currency is the Australian dollars. If we fail to hold U.S. dollar monetary assets equal to the value of the loan liability we risk being subject to adverse currency fluctuations of the U.S. dollar and Australian dollar exchange rate.
More specifically, for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.
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
Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates
Our product candidates are based on our novel mesenchymal lineage cell technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. Ryoncil®, approved in December 2024, became the first mesenchymal stromal cell ("MSC") therapy approved by FDA for any indication.
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
We may encounter substantial delays in our clinical studies, including as a result of disruptive events beyond our control.
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
•a reduction in the number of eligible patients due to advances in prophylactic therapies, or changes in guidelines or hospital protocols;
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
•occurrence of serious adverse events in clinical trials that are associated with a product candidate and that are viewed to outweigh its potential benefits;

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
Delays may also result from changes in government funding priorities, staffing levels, or resource constraints at the FDA and other regulatory agencies, which could lengthen review timelines or limit agency engagement.
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
•availability of competing therapies and clinical trials, for example improved prophylactic treatments, earlier-stage intervention, and evolving standards of care;
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
We are developing rexlemestrocel-L for patients with heart failure with reduced ejection fraction associated with ischemic and/or diabetic etiology, and remestemcel-L (Ryoncil®), which focuses on SR-aGVHD for adults. The patients who receive our product candidates are very ill due to their underlying diseases.
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
Further, regulatory requirements governing cell therapy products in particular have changed and may continue to change in the future. For example, the 21st Century Cures Act (“Cures Act”) in the United States is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA issued guidance documents in 2019, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

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
Our drug candidates may not benefit from an expedited approval path for cellular medicines designated as Regenerative Medicine Advanced Therapies ("RMATs") under the 21st Century Cures Act.
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
Remestemcel-L received orphan drug designation for the treatment of aGVHD by the FDA and EMA, and our CHF product candidate, rexlemestrocel-L has received orphan drug designation from the FDA for both the prevention of post-implantation mucosal bleeding in end-stage CHF patients who require a left ventricular assist device (“LVAD”) and children with hypoplastic left heart syndrome ("HLHS"). If we seek orphan drug designations for other product candidates in other indications, we may fail to receive such orphan drug designations and, even if we succeed, such orphan drug designations may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.
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
We are a party to, and continue to seek additional collaboration arrangements with biopharmaceutical companies for the development and/or commercialization of our current and future product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining certain development and commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for Ryoncil® or our product candidates, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Any failure to meet our clinical milestones with respect to an unpartnered product candidate would make finding a collaborator more difficult. Moreover, collaboration arrangements are complex, costly and time consuming to negotiate, document and implement, and we cannot guarantee that we can successfully maintain such relationships or that the terms of such arrangements will be favorable to us. If we fail to establish and implement collaboration or other alternative arrangements, the value of our business and operating results will be adversely affected.
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
We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). In 2023, FDA conducted a pre-license inspection of the manufacturing process of Ryoncil® which did not result in the issuance of a Form 483 and there were no observed concerns. Following approval of Ryoncil®, the process is subject to continued surveillance inspections, typically on a 3-year cycle, to ensure ongoing compliance with Good Manufacturing Practices.

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
We have a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product of Ryoncil®. We currently also manufacture our other product candidates with Lonza Singapore.
Due to recent geopolitical instability, and introduction of tariffs, we have experienced some challenges in the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of Ryoncil® and other product candidates could be adversely affected if those impacts and impacts from other disruptive events such as significant climate and geopolitical events are experienced, with potential for increased costs.
Our supply chain could also be adversely affected by geopolitical tensions and government regulations, such as tariffs, trade restrictions, sanctions, and other regulatory requirements. Recent changes to domestic and foreign trade policies has introduced uncertainty as to whether and to what extent new tariffs or restrictions will be adopted in the United States or in other countries as a response to United States trade policy. Such changes may impact global demand and competitiveness for our products, our ability to hire qualified personnel, the conditions under which we can import or export raw materials in relation to drug development, and whether we are able to sell our products in certain countries. International tension, logistics challenges, supply chain constraints, and labor shortages may lead to an increase in costs, inflation, and changes in fiscal and monetary policy including fluctuating interest rates. These changes could have an adverse effect on our operations, long-term forecasting and profitability.
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
•experience failure of third parties involved in the transportation, storage or distribution of our products, including the failure to deliver supplies it uses for the manufacture of Ryoncil® and our other product candidates under specified storage conditions and in a timely manner;
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
We look for opportunities to expand and diversify our manufacturing in order to meet future demand and to provide back-up manufacturing options, including by establishing additional commercial and clinical supply capacity with further contract manufacturers and additional capacity at our existing manufacturers. In addition, the lead time needed to establish a relationship with a new manufacturer can be lengthy and expensive, and we may experience delays in meeting demand in the event we must switch to a new manufacturer. Establishing new or additional manufacturing arrangements involves risk and requires significant time and resources, including technology transfer, process validation and, where applicable, demonstration of comparability to previously approved processes, and may not be completed on our anticipated timelines or at all. Our future collaborators may also need to expand or alter their facilities to meet future demand and changes in regulations. Any delay, failure to achieve comparability or regulatory approval, or disruption at any new or existing manufacturer, or any other problems in our manufacturing process, could adversely affect our ability to meet commercial and clinical demand for Ryoncil® and our product candidates and could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to manufacture or commercialize Ryoncil® and our product candidates in a profitable manner.
We have implemented a business model under which we control the manufacture, supply and distribution of Ryoncil® and our product candidates, including but not exclusively, through our product suppliers, including Lonza. There can be no assurance as to whether we and our suppliers will be able to scale-up the manufacturing processes and implement technological improvements in a manner that will allow the manufacture of Ryoncil® and our product candidates in a cost effective manner. Our or our collaborators’ inability to sell Ryoncil® and our product candidates at a price that exceeds our cost of manufacture by an amount that is profitable for us will have a material adverse result on the results of our operations and our financial condition.

Changes to manufacturing processes, facilities, raw materials, or scale may require demonstration of comparability to previously approved processes. Failure to adequately demonstrate comparability could result in regulatory delays, additional studies, supply interruptions, or restrictions on product distribution, which could materially and adversely affect our ability to meet commercial demand for Ryoncil® and our product candidates.
Collaborators’ ability to identify, test and verify new donor tissue in order to create new master cell banks involves many risks.
The initial stage of manufacturing involves obtaining mesenchymal lineage cell-containing bone marrow from donors, for which we currently rely on our suppliers. Mesenchymal precursor cells (rexlemestrocel-L) and mesenchymal stromal cells (remestemcel-L) are isolated from each donor’s bone marrow and expanded to create a master cell bank. Each individual master cell bank comes from a single donor. A single master cell bank can source many production runs, which in turn can produce up to thousands of doses of a given product, depending on the dose level. The process of identifying new donor tissue, testing and verifying its validity in order to create new master cell banks and validating such cell bank with the FDA and other regulatory agencies is time consuming, costly and prone to the many risks involved with creating living cell products. There could be consistency or quality control issues with any new master cell bank. Although we believe we and our collaborators have the necessary know-how and processes to enable us to create master cell banks with consistent quality and within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we or our collaborators will be able to successfully do so, and any failure or delays in creating new master cell banks may have a material adverse impact on our business, results of operations, financial conditions and growth prospects and could result in our inability to continue operations.
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
We rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, Ryoncil® and our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, the remaining shelf-life of Ryoncil® and our product candidates could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand. Likewise, geopolitical and economic instability, and climate events may adversely impact access to raw materials and distribution, storage and transportation of our products, and the cost of those activities.
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
We received approval for remestemcel-L in December 2024 and began commercializing remestemcel-L and selling it under the name Ryoncil® in March 2025. Our ability to offset our losses and sustain our business is largely dependent on sales of Ryoncil®. Until approval of our next product candidate, our success as a company is substantially dependent on our ability to generate revenue from the sales of Ryoncil®, which depends on many factors, including but not limited to, our ability to:
•maintain approval and expand the label of Ryoncil® into other therapeutic areas, or patient populations in the United States;
•obtain approval of Ryoncil® in other jurisdictions;
•maintain market acceptance of, and demand for Ryoncil®;
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
•maintain payor coverage of and profitable payment rate for Ryoncil®;
•continue to secure formulary inclusion at treatment centers by obtaining favorable reviews from key institutional committees, including high-cost, Pharmacy & Therapeutics (P&T), and safety committees.
•offer Ryoncil® at competitive prices as compared to alternative treatments;
•obtain adequate and timely supply of Ryoncil®, which may in the future be adversely affected by factors relating to our manufacturing capabilities, or geopolitical and/or economic instability adversely or the impact of climate events affecting the supply chain;
•a reduction in the number of patients requiring our products, due to advances in prophylactic therapies or changes in guidelines or hospital protocols;
•maintain the necessary licenses and permits required for the sale of Ryoncil® and a pharmacovigilance system complying with applicable legal and regulatory requirements;
•enforce intellectual property rights in and to Ryoncil®; and
•avoid third-party patent interference or intellectual property infringement claims.
If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate continuing material revenue from sales of Ryoncil®, which may materially impact the success of our business. As Ryoncil® is our first approved product and the remainder of our product candidates are in preclinical or clinical development, we have limited experience as a commercial company and there is limited information about our ability to achieve these factors or overcome many of the challenges encountered by companies commercializing products in the biopharmaceutical industry.

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
If, in the future, we are unable to establish or maintain our own commercial capabilities across sales, marketing and distribution, or enter into licensing or collaboration agreements for these purposes, we may not be successful in independently commercializing Ryoncil® or any future products.
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
Post-approval safety findings, real-world evidence, or failures in pharmacovigilance could materially and adversely affect the continued commercialization of Ryoncil®.
Following approval, Ryoncil® remains subject to ongoing pharmacovigilance obligations and regulatory oversight. Adverse events or safety signals identified through post-marketing surveillance, patient registries, real-world use, expanded access programs, or post-approval studies — whether or not observed in clinical trials — could result in regulatory actions, including labeling changes, boxed warnings, restrictions on distribution or use, requirements for additional post-marketing studies, or withdrawal of approval.
The pediatric SR-aGVHD patient population is small, acutely ill, and medically complex, which may make attribution of adverse outcomes difficult and increase regulatory sensitivity to safety signals. Even isolated or non-causal adverse events could negatively affect physician adoption, institutional review decisions, payer coverage, or patient willingness to receive treatment.
Any failure to timely detect, investigate, report, or appropriately respond to adverse events could result in enforcement actions, warning letters, civil penalties, product liability claims, or reputational harm, any of which could materially impair our ability to continue commercializing Ryoncil®.
Our ability to commercialize Ryoncil® continues to depend on complex reimbursement, coding, and site-of-care dynamics, which may limit continued adoption even where clinical demand exists.
Ryoncil® is administered in highly specialized inpatient settings, and its adoption is subject to hospital budgeting processes, pharmacy and therapeutics committee review, coding and billing practices, and reimbursement under government and private payor medical policies. Even where payors provide coverage, reimbursement levels, prior authorization requirements, or administrative delays may discourage use or delay payment.
Changes in site-of-care economics, bundled payment structures, diagnosis-related group (DRG) reimbursement, or hospital cost-containment measures could reduce willingness to adopt Ryoncil®, even if it is clinically effective. If reimbursement does not adequately cover acquisition, handling, administration, and compliance costs, treatment centers may limit or decline use, which would adversely affect our revenues.
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
Under the Federal Food, Drug and Cosmetic Act (“FDCA”), and other laws and regulations, we are prohibited from promoting our products for off-label uses. This means, for example, that we would not be able to make claims about the use of our marketed products outside of their approved indications, and we would not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. The FDA does not, however, prohibit physicians from prescribing products for off-label uses in the practice of medicine. Should the FDA determine that our activities constituted the promotion of off-label use, the FDA could issue a warning or untitled letter or, through the Department of Justice, bring an action for seizure or injunction, and could seek to impose fines and penalties on us and our executives. Off-label promotion allegations are also frequently associated with investigations by the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services and related administrative enforcement actions, liability under the federal False Claims Act based on claims allegedly resulting from improper promotion, exclusion from participation in federal healthcare programs (such as Medicare and Medicaid), and the imposition of Corporate Integrity Agreements (“CIAs”) that would subject us to significant ongoing compliance obligations and government oversight. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, and also may figure into civil litigation against us.
Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms.
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
Our target patient populations for Ryoncil® and some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of Ryoncil® and our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain and maintain adequate levels of reimbursement, our ability to successfully market and sell Ryoncil® and our product candidates will be adversely affected. Due to the novel nature of our cell therapy technology, the manner and level at which reimbursement is provided for services related to Ryoncil® and our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials and related cost benefit analyses do not clearly demonstrate the efficacy or overall value of Ryoncil® or our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.
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
Our projections of the number of people with diseases targeted by Ryoncil® or our product candidates are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases, for example, a reduction in the number of patients requiring our products, due to advances in prophylactic therapies, or changes in guidelines or hospital protocols. In addition, physicians who we believe have access to patients in need of our products may in fact not often treat the diseases targeted by Ryoncil® or our product candidates, and may not be amenable to use of our product. Further, the number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war (such as Russia’s invasion of Ukraine and ongoing geopolitical instability in the Middle East) and terrorism, or climate related events and natural disasters including earthquakes, typhoons, floods and fires.
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
We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2026, our cumulative operating losses have a total potential tax benefit of $226.5 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.
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
The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and the federal Physician Payments Sunshine Act.
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
We may obtain the private health information of our clinical trial subjects or patients. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009 (“ARRA”), Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. The EU’s General Data Protection Regulation, Canada’s Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws and regulations may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches, and the failure to so comply may lead to fines or penalties.
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
Our operations are subject to anti-corruption laws, including Australian anti-bribery laws, the United Kingdom Bribery Act, and the FCPA and other anti-corruption laws that apply in countries where we do business.
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
We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under our five-year non-dilutive credit facility or other current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment in our ordinary shares or ADSs will likely only occur if our ordinary share or ADS price appreciates. There is no guarantee that our ordinary shares or ADSs will appreciate in value in the future.

Concentrated share ownership and Australian takeover laws may discourage takeover offers and limit shareholder opportunities.
We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. As of June 30, 2026, our largest shareholder, who is also a director, holds approximately 22% of the voting power in our ordinary shares and ADSs. This concentration of ownership could influence the composition of our Board of Directors and decisions requiring shareholder approval. Such concentrated ownership may enable a significant shareholder to cause or influence a change of control of our company or changes in the composition of our Board of Directors and could influence any unsolicited or solicited acquisition of our company. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders to obtain a premium from such transactions.
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
•terrorist acts, acts of war or periods of widespread civil unrest (such as Russia’s invasion of Ukraine and ongoing geopolitical instability in the Middle East);
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
As a “foreign private issuer”, as defined in Rule 405 under the Securities Exchange Act of 1933, as amended (the “Securities Act”), we follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For example, we follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings. This difference may result in a board that is more difficult to remove and fewer shareholder approvals required generally. In addition, we follow home country practice instead of the Nasdaq Global Select Market requirement to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. The above differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under the Nasdaq Global Select Market rules.
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
Based upon an analysis of our income and assets for the taxable year ended June 30, 2026, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E - "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".
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
For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report.
Important Corporate Developments
Fiscal year 2026 to date of annual report

August 2026	Completed patient treatment in the MSB-DR004 pivotal randomized controlled Phase 3 trial of rexlemestrocel-L for chronic low back pain ("CLBP") associated with the inflammatory condition of degenerative disc disease. The major milestone was achieved with 350 patients randomized and treated with either an intra-discal injection of rexlemestrocel-L or sham injection.

July 2026	Achieved the target of at least 300 patients treated in the pivotal Phase 3 randomized controlled trial of rexlemestrocel-L for CLBP associated with degenerative disc disease.

June 2026	Mesoblast received a BLA filing number from the United States Food and Drug Administration ("FDA") and requested a modular review of its BLA for rexlemestrocel-L in prevention of life-threatening gastrointestinal bleeding due to right ventricular dysfunction in end-stage heart failure patients with a left ventricular assist device ("LVAD").

Mesoblast drew down US$50.0 million from its five-year facility retiring the higher cost NovaQuest Capital Management LLC debt facility eliminating the short-term debt obligations.

April 2026	Pivotal Phase 3 clinical trial evaluating rexlemestrocel-L for the treatment of CLBP associated with degenerative disc disease achieved its patient recruitment target.

Announced acquisition of an exclusive worldwide license to a patented chimeric antigen receptor ("CAR") technology platform for precision-enhanced augmentation of therapeutic mesenchymal lineage stromal cell ("MSC") products.

Hosted inaugural R&D Day in New York City providing an update on its near- and mid-term blockbuster opportunities, showcasing its leadership in allogeneic cell therapy innovation, and outline commercial strategies for continued revenue growth.

The U.S. FDA granted Investigational New Drug ("IND") clearance to directly proceed for a registrational clinical trial evaluating Ryoncil® (remestemcel-L-rknd) in Duchenne muscular dystrophy ("DMD"), which affects approximately 15,000 children in the US.

March 2026	Appointed Teresa Montagut as Clinical Development & Medical Affairs Head.

February 2026
Provided data presented at the February 2026 Tandem Meetings. The study results showed that Ryoncil® achieved similarly high survival outcomes in SR-aGvHD irrespective whether used in children or adults, as second or third line, and in ruxolitinib naive or resistant patients.

January 2026
Mesoblast provided an update on use of Ryoncil® since commercially available in March 2025 for the approved label in children 2 months and older with steroid-refractory acute graft-versus-host disease.

Mesoblast provided feedback received from the FDA on potential filing of a BLA for rexlemestrocel-L in patients with chronic discogenic low back pain.

Announced changes to Board of Directors’ leadership roles. Mr Philip Facchina was appointed to the role of non-executive Chair and Ms Lyn Cobley as Chair of the Audit and Risk Committee.

December 2025	Mesoblast repaid in full the existing senior secured loan from Oaktree Capital Management, Inc. and in part the subordinated royalty facility from NovaQuest Capital Management LLC by drawing down US$75 million from a new five-year credit-line facility. A second tranche of up to US$50 million was available to be drawn at Mesoblast’s option until June 30, 2026.

November 2025	Mesoblast and the U.S. National Institutes of Health (NIH)-funded Blood and Marrow Transplant Clinical Trials Network (BMT CTN) will collaborate on a pivotal trial of Ryoncil® as part of first-line regimen in adults with severe aGvHD refractory to corticosteroids.

Appointed James M. O’Brien as Chief Financial Officer.

Announced that the U.S. FDA scheduled a meeting in early December to discuss Mesoblast's data on opioid reduction and cessation from its first Phase 3 study (MSB-DR003) of rexlemestrocel-L in patients with CLBP.

October 2025
Announced that a specific Healthcare Common Procedure Coding System (HCPCS) J-Code assigned to Ryoncil® by U.S. Centers for Medicare & Medicaid Services ("CMS") became active for billing and reimbursement on October 1, 2025.

September 2025	Mesoblast entered into a convertible note subscription agreements to issue, at Mesoblast’s sole discretion, up to US$50.0 million of unsecured convertible notes.

July 2025
Mesoblast provided a commercial launch update for Ryoncil® (remestemcel-L-rknd). More than 25 transplant centers have been onboarded since product launch. Coverage for Ryoncil® continues to expand with over 250 million US lives insured by commercial and government payers. Federal Medicaid coverage by CMS is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1 in all US states.

Mesoblast received the FDA minutes from its Type B meeting for Revascor® (rexlemestrocel-L) confirming alignment on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post approval in ischemic heart failure with reduced ejection fraction (HFrEF).

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
This purpose delivers not only substantial social impact and potential financial value, but also underpins how the Company operates. Mesoblast places high value on its people, recognizing them as critical assets and investing in their development. Given the current scale of our operations and our limited manufacturing activities, we believe our direct environmental footprint is relatively modest compared with many large pharmaceutical manufacturers.
Together, these elements are intended to support Mesoblast's ability to deliver on its mission effectively over the medium to long term.
Our commitment to sustainability is embedded in Mesoblast’s five key corporate values which define who we are and what we stand for. These values reflect our commitment to our customers, our colleagues, and the patients we serve. Integrity is at the heart of everything we do, supported by accountability for our commitments, collaborative teamwork, a relentless pursuit of excellence, innovation and outside the-box thinking. These principles guide every business decision we make and all Mesoblast personnel are expected to demonstrate and uphold these values each and every day.

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

Recognizing that sustainability is a broad and overarching concept that can be applied to all aspects of our business including finance, operations and impact, this Statement, focuses specifically on key environmental, social and governance (“ESG”) matters. In assessing and reporting our ESG initiatives and performance, we take into account:
•Mesoblast’s size and stage in its growth cycle: it is a commercial stage biotechnology company with 108 employees as of June 30, 2026, limited manufacturing and a recently FDA approved product in the United States. This means that some reporting topics will be less relevant for us and our stakeholders until we grow our product portfolio and operations; and
•Appropriate sustainability standards: for example, the Sustainability Accounting Standards Board’s (“SASB”) Biotechnology & Pharmaceuticals Sustainability Accounting Standard, the Global Reporting Initiative’s (“GRI”) Universal Standards, and the Biopharma Investor ESG Communications Guidance 4.0 are relevant.
The following ESG topics have been identified as areas of strategic focus based on an assessment of their impact on the business and our understanding of their importance to stakeholders:
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

Mesoblast’s Board of Directors (the “Board”) provides oversight of the Company’s ESG-related risks and opportunities on a regular basis at Board meetings, and in particular through the following three committees:
•Nomination and Remuneration Committee (“NRC”)
•Audit and Risk Committee (“ARC”)
•Clinical Committee
The NRC assists the Board in the discharge of its responsibilities, and in particular to ensure that there is an environment where the Board can carry out effective and responsible decision-making and oversight, including on ESG matters such as fair remuneration and health & safety. Since June 2022, all independent Non-Executive Directors of the Board are members of the NRC, reflecting the importance the Board places on ESG.
In addition to its main financial reporting responsibilities, the ARC is tasked with overseeing the effective operation of Mesoblast’s risk management framework, in which certain ESG matters are considered.
The Clinical Committee supports our ESG objectives by strengthening the governance and oversight of our clinical development programs, including monitoring their efficient execution and progress. In doing so, it reinforces our commitment to responsible innovation in the interests of patients and the wider community.
Management is responsible for assessing and managing ESG-related risks and opportunities within the board approved control framework, and for reporting progress against goals and targets to the Board.
2.Business Ethics, Integrity, and Compliance
We are committed to the highest standards of ethical conduct and transparency in the way we deal with our patients, healthcare providers, employees, strategic partners, and other important stakeholders. We comply with all national and local laws and regulations applying to our Company. Zero cases of material non-compliance occurred in FY26.
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
No issues of Code material non-compliance have been brought forward to the Board in FY26.
Mesoblast has an Anti-Bribery and Anti-Corruption Policy and complies with global and regional laws preventing corrupt business practices and bribery, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act.
We have a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. Under the Disclosure of Complaints and Concerns Policy, Mesoblast personnel are entitled to robust employment protections if they report concerns and suspected violations covered under the policy. Personnel can report to Legal, Chair of the Board, or other officers or senior managers, and may do so anonymously. Further, Mesoblast’s Fair Treatment Policy requires personnel to report incidents of workplace harassment and prohibits any form of retaliation against individuals who do so in good faith. During FY26, Mesoblast remained in compliance with the Fair Treatment Policy and is satisfied that it adhered to the requirements of the policy in all material respects.
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
3.Risk Management
The Board is responsible for satisfying itself annually, and more frequently where required, that management has established and implemented an effective system of risk management and internal control framework. Management is responsible for maintaining appropriate policies, processes and systems to support effective risk management, compliance, and internal control systems. The Audit and Risk Committee (ARC) supports the Board in overseeing Mesoblast’s risk management framework by monitoring management’s actions in the identification, evaluation, management, monitoring, and reporting of material operational, financial, compliance, strategic, and certain ESG risks.
Mesoblast’s risk management group is part of executive management and is responsible for designing, implementing, monitoring, and reporting of Mesoblast’s approach to managing material business risks as well as the effectiveness of its risk management and internal control system. ESG risks are integrated into and are considered as part of Mesoblast’s broader risk management system. Mesoblast's risk management group regularly reviews Mesoblast’s risks across its business and operations, and Mesoblast’s material business risks and risk management framework are reviewed by the ARC at least annually.
As part of the process of continual improvement, we introduced a standardized tool to assess our portfolio and corporate risk and since the commercial launch of Ryoncil® in March 2025 we have updated the standardized tool to incorporate commercial product risks.
For cybersecurity management, see Item 16K of this Annual Report.
4.Human Capital Management
4.1Diversity and Inclusion
Mesoblast is committed to fostering a diverse, inclusive and equitable workplace. Our Diversity Policy recognizes and values differences in ethnicity, gender, language, age, sexual orientation, religion, socioeconomic status, physical and mental ability, thinking styles, experience, and education. We believe a broad range of perspectives arising from a diverse workforce drives innovation and contributes to long-term business success. Diversity enhances our creativity, adaptability and productivity. Consistent with this policy commitment, Mesoblast seeks to engage the most appropriate and relevant partner organizations, consultants, experts, and personnel. Our recruitment and engagement practices focus on attracting and retaining individuals who are well-qualified for their position and who are aligned to Mesoblast’s five core values. We seek people who will embrace the Mesoblast culture and work ethic.
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
All Mesoblast employees are provided access to the same development programs. A copy of Mesoblast’s Diversity Policy can be found at www.mesoblast.com.
Table – Gender diversity statistics*

Gender	FY26 Senior Executives**	FY26 Total Workforce	FY25 Senior Executives**	FY25 Total Workforce
Male	7	46	7	36
Female	3	62	3	45
Other	—	—	—	—
% Female	30%	57%	30%	56%
*Based on number of employees as at June 30. Excludes contractors and consultants.
**A senior executive position is one held by an executive who reports directly to the Chief Executive.
Every employee, consultant and service provider has the right to work with Mesoblast in an environment that is safe, and free from intimidation, harassment, and abuse. The company maintains a zero-tolerance approach to harassment and inappropriate workplace behavior, including veteran status, uniform service member status, or any other protected class under federal, state, or local law. Inappropriate behavior, including verbal or physical conduct by any individual that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile workplace, is not tolerated. In addition, we will not tolerate comments, jokes, or materials, including emails, which others might consider offensive. To reinforce these standards all Mesoblast personnel are required to complete annual mandatory training to help recognize, prevent and deal with inappropriate behavior in our workplaces. This training includes the New York City Commission on Human Rights – Accredited Program: Confronting Sexual Harassment; Tools & Strategies to Create a Harassment Free Workplace and Mesoblast’s Fair Treatment policy. Through these initiatives, Mesoblast seeks to foster an inclusive, respectful, and professional workplace culture for all personnel.
4.2Health and Safety
Mesoblast is committed to providing a workplace that is safe for all associates and one that complies with health and safety laws. As an organization whose activities are predominantly office and laboratory based, Mesoblast chooses to track its safety record using total recordable incident frequency rate (“TRIFR”) i.e., number of recorded injuries for each one million hours worked. No incidents were recorded for FY26. An Environment Health and Safety Management System and supporting policies have been developed and aligned for each jurisdiction in preparation for company wide training. Mesoblast continued to implement hybrid/flexible working arrangements, and the employee assistance program was made available across all sites.
4.3Recruitment, Development and Retention
Mesoblast operates at the forefront of a highly specialized industry, and we recognize that our talented people are key to developing our cell therapy technology.
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
In FY26, the overall voluntary turnover rate was approximately 14%. Of that amount, 42% were male and 58% were females departing the Company. Exit interviews are conducted with all departing employees and trends are monitored so that actions to minimize the turnover can be taken. While acting and higher duty opportunities were minimal during this period, job profiles were prepared to enable existing employees to consider lateral moves based on competence rather than years of service, where appropriately credentialed.
We provide opportunities for all colleagues to participate in professional training and education so they can enhance their skill sets and career. During FY26, employees were given the opportunity to participate in a development program that is linked to the annual Performance Management System.
During the reporting period, Mesoblast continued to use an online performance and merit management program and further integrated an online professional development platform that records and tracks participation in role-relevant learning and development opportunities. The online performance management program enables employees to monitor their progress, set objectives and receive regular feedback from their manager. The formal annual review process evaluates each employee’s performance against objectives and quantifiable criteria that are aligned to the Mesoblast business plan, supporting a fair and consistent assessment process and helping to minimize the risk of bias. All employees below the executive level participated in this program during the period.

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
Mesenchymal lineage cells are collected from the bone marrow of healthy adult donors, and proprietary processes are utilized to expand them to a uniform, well-characterized, and highly reproducible cell population. This enables manufacturing at an industrial scale for commercial purposes. Mesoblast’s cells can be administered to patients without the need for donor-recipient matching or recipient immune suppression.
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
5.3Use of Animals in Research
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
5.4Product Quality
The Company has a Quality Management Department with appropriate controls in place for monitoring and compliance of clinical and non-clinical studies as well as manufacturing operations. Our quality assurance processes align with the widely accepted quality standards from the ICH Guidelines created by The International Conference on Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) as well as FDA Regulations. All Mesoblast personnel are responsible for identifying and promptly reporting actual or potential adverse events and product quality complaints. This includes any reported problem with a finished product, its packaging, inappropriate healthcare professional use, or unintended patient reaction. As part of our regulatory obligations all adverse events and product complaints must be reported in accordance with serious adverse events reporting notification within 24 hours of awareness. To support compliance with these obligations, Mesoblast provides personnel with regular training in relation to our obligations and responsibilities.
5.5Clinical Trials and Patient Safety
Mesoblast collaborates with healthcare professionals, academic organizations, and contract research organizations (“CRO”) to conduct company-sponsored pre-clinical and clinical research. The Company may also provide financial support or drug product for independent third-party studies such as Investigator Initiated Trials (IITs) via grant requests. All studies must be scientifically valid and designed to generate data that address defined product development or other clinical and/or business need. Research funding, product support and other support are provided solely to advance legitimate scientific and clinical research. These research initiatives are never intended to influence, induce or reward healthcare professionals or healthcare organization to use for recommending, or purchasing Mesoblast products, or to encourage any off-label use of marketed products.
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
6.Ethical Marketing
Mesoblast is committed to conducting all marketing and communication activities by adhering to applicable laws, regulations, relevant industry codes (including the Pharma Guidelines) and internal policies and procedures, ensuring that all aspects of our marketing and communications reflect the highest standards of ethics, transparency, and responsibility. Mesoblast provides regular training to all employees, consultants and contractors on the Global Business Conduct and

Ethics, which explicitly prohibits off-label promotion, and provides a wide range of additional internal and external educational activities around appropriate marketing practices for employees and healthcare professionals (HCPs).
We recognize that as a biotechnology company developing innovative, cell-based medicines, our stakeholders – including patients, HCPs, regulators, investors, and the broader community – place significant trust in the accuracy and integrity of the information we provide. Our ethical marketing principles are guided by the following commitments:
i.Patient-Centered Focus
•All marketing activities place patient welfare, safety, and access to care at the center of decision-making.
•We avoid any practices that could misrepresent benefits, understate risks, or create unrealistic expectations of outcomes.
•Mesoblast prioritizes the patient regardless of their ability to pay for the product. Our Patient Assistance Program supports on-label patients with access to our products as needed.
ii.Transparency and Accuracy
•We provide clear, evidence-based and balanced information that accurately reflects the scientific data, clinical trial outcomes, and regulatory status of our products and pipeline therapies.
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
•We are mindful of the impact of our communications across diverse communities and strive for inclusivity in all engagements.
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
7.1Manufacturing Safe Products
Given the current scale of our operations, certain business functions including manufacturing are outsourced to third-party providers. Mesoblast has established a strategic alliance with Lonza, a global leader in biopharmaceutical manufacturing. Performance and compliance of Lonza and other third-party providers are monitored through our vendor assurance program. In addition, all entities involved in the preparation of therapeutics for clinical studies or commercial sale, are subject to extensive external regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with current international Good Manufacturing Practice (“GMP”) and other international regulatory requirements. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale.
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
In addition, regulatory authorities may audit or inspect at any time manufacturing facilities involved with the preparation of our product candidates, raw materials, or the associated quality systems. While Mesoblast does not directly control the manufacturing process of its contract manufacturers, and relies on these partners to comply with the regulatory requirements, we maintain oversight through our vendor assurance program. As part of this program Mesoblast monitors the performance and conduct annual audits of each contract manufacturer involved in the production of our product candidates. Lonza as a strategic manufacturing partner is monitored through an established governance structure with multiple feedback loops to ensure compliance to established contracts, specifications, and policies. In addition to maintaining staff onsite and personnel in the plant to oversee ongoing activities, Mesoblast and Lonza regularly review a range of manufacturing, quality and operational metrics to ensure consistent product manufacture, compliance and reliable product supply. Through these oversight and governance processes, Mesoblast seeks to maintain high standards of manufacturing quality and compliance while supporting patient safety and the integrity of its products.
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
7.3Storage and Distribution
Storage and distribution of our product candidates are contracted to Integrated Commercialization Solutions (ICS), CryoSite, and CryoPort Solutions who are experts in innovative storage and/or distribution solutions for pharmaceutical manufacturers. Performance is monitored through established contractual agreements, and the interactions of our joint project teams, as well as through regular supplier audits and qualifications.
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

In the United States, coverage for Ryoncil® continues to expand with over 280 million US lives insured by commercial and government payers. Federal Medicaid coverage by Centers for Medicare and Medicaid (CMS) is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1, 2025 in all U.S. states.
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
8.1Expanded Access Programs
Prior to FDA approval, Mesoblast made remestemcel-L available to children, under a compassionate use protocol in the U.S. as ‘salvage therapy’ where all other treatment avenues have been exhausted and the risk of mortality is high. More than 250 children received remestemcel-L under these circumstances, provided by us at no cost.
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
8.2Product Pricing
In the United States, federal and state government agencies may purchase Mesoblast products and provide reimbursement through public healthcare programs such as Medicare, Medicaid, 340B, Veterans Administration, and Federal Supply Schedule Pricing programs. Under various federal laws and government contracting requirements, these purchasers and reimbursing entities are entitled to discounts, rebates, or other price concessions on eligible products to enhance access to Ryoncil® to patients participating in government sponsored programs.
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
9.Environment
Mesoblast is committed to protecting the environment and minimizing the impact of its operations. We continue to aim in minimizing our impact on the wider environment and its component parts. As a company with 108 employees operating primarily from office and laboratory facilities, our direct environmental footprint is currently limited. Nonetheless, we continue to implement initiatives aimed at reducing our environmental impact, including sourcing our electricity from green energy providers and managing office waste recycling programs. In addition, as noted above, many of our employees and consultants are dispersed and spend limited time in our office locations further reducing our operational footprint.
We are also focused on improving sustainability of our manufacturing processes through our investment in research and development that focuses on the scaling of technologies and minimizing waste. We are developing a 3D bioreactor process to expand our cell product which will replace our current 2D process involving plates. This will reduce the amount of plastic and bio-hazardous waste that will be generated by our manufacturing processes.
As elements of our operations rely on third-party providers, we work with our partners to comply with environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the manufacture, storage, handling, use, transportation and disposal of hazardous and biological materials, and the health, wellbeing and safety of employees with respect to laboratory activities required for the development of products and technologies.
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
Mesoblast is developing a range of late-stage product candidates, derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms therapies for distinct indications. Ryoncil® is being developed for additional inflammatory diseases with high unmet need in children and adults including SR-aGvHD in adults, Duchenne Muscular Dystrophy ("DMD"), and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain.
Ryoncil® (remestemcel-L-rknd) is our first-generation MSC product platform and is FDA approved and commercialized for treatment of children 2 months and older with SR-aGHVD. In addition, Mesoblast has a label expansion strategy for Ryoncil® for treatment of other systemic inflammatory diseases including:
•Steroid refractory acute graft versus host disease in adults;
•Duchenne muscular dystrophy; and
•Biologic refractory inflammatory bowel disease, including ulcerative colitis and Crohn's disease.
Rexlemestrocel-L is our second generation mesenchymal lineage precursor cell product platform and is in late stage development for treatment of:
•Chronic low back pain (CLBP) due to degenerative disc disease; and
•Chronic heart failure (CHF).
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
U.S. Commercial Launch
We have established a commercial organization starting in 2025 focused on promoting Ryoncil® to physicians at U.S. transplant centers. Our commercial team of approximately ten sales representatives and managers, a medical affairs team including three medical science liaisons, payor access specialists, and supporting staff is structured around targeting 64 priority transplant centers that account for more than 90% of U.S. pediatric transplants. Ryoncil® became available for purchase in the U.S. on March 27, 2025. Since commercial launch, Mesoblast has onboarded more than 50 of these U.S. transplant centers.
Coverage for Ryoncil® by commercial and government payers extends to approximately 280 million lives with Federal Medicaid coverage by US Centers for Medicare and Medicaid ("CMS") in place and mandatory fee-for-service Medicaid coverage in all US states. The Company has entered into the National Drug Rebate Agreement with Medicaid and on October 1, 2025, was issued a specific Healthcare Common Procedure Coding System (HCPCS) J-Code by CMS.
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
We utilize third-party companies for logistics to store and distribute our products, including a specialty pharmacy option, to provide patient access services, and to assist with our commercial activities. Additionally, we use third-party vendors, such as advertising agencies, suppliers of marketing and other sales support-related services, patient and health care provider support, and payer engagement.
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
These statutory exclusivities are in addition to Mesoblast’s strong U.S. intellectual property position on MSC composition of matter, manufacturing and indications, including SR-aGvHD, that provide a commercial barrier to entry against competitors through 2044
Prior to the FDA approval of Ryoncil® there were no FDA approved therapies for pediatric patients 2 months and older with steroid-refractory acute GvHD. The only other FDA approved agent for SR-aGvHD is ruxolitinib, which is approved in patients 12 years and older.
Ryoncil® Lifecycle Extension in Pediatric & Adult Inflammatory Diseases
For adult patients with severe SR-aGvHD, Mesoblast is collaborating with Blood and Marrow Transplant Clinical Trials Network (BMT CTN) in the US, a body that is funded by the National Institutes of Health (NIH) and is responsible for approximately 80% of all US allogeneic BMTs, to conduct a pivotal trial.
Survival in adults with SR-aGvHD who have failed at least one additional agent, such as ruxolitinib, remains as low as 20-30% by 100 days. In contrast, 100-day survival was 73% after Ryoncil® treatment was used under expanded access in 25 adults with SR-aGvHD who failed to respond to at least one additional agent, such as ruxolitinib.
Duchenne muscular dystrophy affects approximately 15,000 children in the U.S alone. FDA has granted Mesoblast Investigational New Drug (IND) clearance to directly proceed for a registrational clinical trial evaluating Ryoncil® (remestemcel-L-rknd) in DMD.
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
A pilot study in adults demonstrated positive outcomes (rapid mucosal healing and disease remission) in biologic refractory patients receiving Ryoncil® by direct endoscopic injection to areas of inflammation. This extends Mesoblast data showing that intravenously delivered remestemcel-L can induce early remission in CD adults who have failed a single anti-TNF agent.
Given the effectiveness of Ryoncil® in treating children with gastrointestinal-related (GI) SR-aGvHD, and the existing data on adult CD, Mesoblast plans to further evaluate the immunomodulatory effects of Ryoncil® on GI inflammation in treating medically-refractory IBD patients.
For this and other indications, Mesoblast is evaluating its mesenchymal lineage cells to express chimeric antigen receptor (“CAR”) constructs aiming to further boost the effectiveness of its products. CAR-MSCs offer substantially enhanced targeting and potency compared to existing unmodified mesenchymal lineage cells, allowing for potentially better patient outcomes, broader options for targeted diseases, and lower cost of goods.
The most advanced product being developed by Mesoblast with this technology is E-cadherin-targeted chimeric antigen receptor mesenchymal stromal cells ("ECAD-CAR-MSC"), which express a molecule on the surface that binds to e-cadherin, a protein expressed on inflamed gut tissue. ECAD-CAR-MSC has been shown to be superior to unmodified cells in reducing inflammation of the gut tissue in animal models, providing great promise for the treatment of ulcerative colitis or Crohn's disease.
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
Mesoblast Product Candidates

Product
Indication
Phase 2
Phase 3
Approved
RYONCIL®
remestemcel-L
Pediatric SR-aGvHD
Adult SR-aGvHD
RYONCIL®
remestemcel-L
Duchenne's
REVASCOR®
rexlemestrocel-L
(STRO3+)
Adult HFrEF Class II/III
Adult HFrEF End-stage
Rexlemestrocel-L
(STRO3+)
CLBP

This chart is figurative and does not purport to show individual trial progress within a clinical program

Notes:

- JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE).
- Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean.
- Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China.

Ryoncil® (remestemcel-L-rknd) for Steroid Refractory Acute Graft Versus Host Disease in Adults
Overview
Ryoncil® is an intravenously delivered product for the treatment of steroid-refractory acute graft versus host disease, or SR-aGvHD, following an allogeneic bone marrow transplant (“BMT”). Ryoncil® is approved by FDA in children 2 months and older, including adolescents and teenagers.
In a bone marrow transplant, donor cells can attack the recipient, causing acute GvHD. The donor T-cell mediated inflammatory response involves secretion of TNF-alpha and IFN-gamma, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver, which can be fatal.
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
For adults with SR-aGvHD, the only approved agent is ruxolitinib which is approved in patients 12 years and older. Survival in adults with SR-aGvHD who have failed at least one additional agent, such as ruxolitinib, remains as low as 20-30% by 100 days. In contrast, 100-day survival was 73% after Ryoncil® treatment was used under expanded access in 25 adolescents and adults with SR-aGvHD who failed to respond to at least one additional agent, such as ruxolitinib.

Current Status and Anticipated Milestones
Mesoblast has commenced a targeted, controlled registrational study in 180 Grade III/IV SR-aGvHD second-line adults randomized to Ryoncil® + ruxolitinib versus ruxolitinib alone. The strategy to gain a label extension for Ryoncil® as part of the second-line treatment regimen in adults with severe SR-aGvHD, a population approximately three times the size of the pediatric SR-aGvHD population. This adult study is in line with our overall commercial strategy, with a sequenced progression from pediatric to adult SR-aGvHD indications. Mesoblast is collaborating with Blood and Marrow Transplant Clinical Trials Network (BMT CTN) in the US, a body that is funded by the National Institutes of Health (NIH) and is responsible for approximately 80% of all US allogeneic BMTs, to conduct a pivotal trial in adults with SR-aGvHD.
We have commercialized Ryoncil® in the US for treatment of pediatric SR-aGvHD and believe our existing sales force will be an appropriate foundation for the US adult SR-aGvHD market. The target call point for SR-aGvHD will primarily be physicians in hematology/oncology who perform hematopoietic stem cell transplants. In the US, there are approximately 80 centers that perform pediatric transplants, with 50% of all transplants occurring at approximately 15 centers. Similarly, there are approximately 110 centers that perform adult transplants with half of those transplants occurring at approximately 20 centers. There is a substantial cross-over between these centers for adults and children.
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
Ryoncil® for Duchenne muscular dystrophy (DMD)
Overview
Duchenne Muscular Dystrophy ("DMD") is an X-linked genetic disorder characterized by progressive muscle degeneration affecting the skeletal, respiratory, and cardiac muscles. It is caused by the absence of functional dystrophin, a key structural protein in muscle cells. DMD affects approximately 15,000 individuals in the United States and primarily impacts boys. Over time, deterioration of the muscle leads to loss of ambulation, respiratory failure and cardiomyopathy ultimately leading to death by the third decade.

Current Status
In 2026, the US FDA granted Mesoblast Investigational New Drug (IND) clearance to directly proceed for a registrational clinical trial evaluating Ryoncil® (remestemcel-L-rknd) in DMD. Mesoblast is planning a trial randomizing 76 patients aged 5 to 9 years to either Ryoncil® (7 infusions of 2 x 106 cells/kg over 12 months) or placebo, on top of standard of care. The trial’s primary endpoint will be time-to-stand at nine months, a validated FDA endpoint for approval.
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
For this and other indications, Mesoblast is evaluating its mesenchymal lineage cells to express chimeric antigen receptor (“CAR”) constructs aiming to further boost the effectiveness of its products. CAR-MSCs offer substantially enhanced targeting and potency compared to existing unmodified mesenchymal lineage cells, allowing for potentially better patient outcomes, broader options for targeted diseases, and lower cost of goods.
The most advanced product being developed by Mesoblast with this technology is E-cadherin-targeted chimeric antigen receptor mesenchymal stromal cells ("ECAD-CAR-MSC"), which express a molecule on the surface that binds to e-cadherin, a protein expressed on inflamed gut tissue. ECAD-CAR-MSC has been shown to be superior to unmodified cells in reducing inflammation of the gut tissue in animal models, providing great promise for the treatment of ulcerative colitis or Crohn's disease.
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
As a result, we believe that the most significant unmet need and commercial opportunity in the treatment of CLBP is a therapy that treats the underlying cause of the disease to reduce pain, improve function, and quality of life.
Current Status and Anticipated Milestones
Mesoblast is undertaking a confirmatory Phase 3 trial at multiple sites across the United States of rexlemestrocel-L in patients with CLBP associated with degenerative disc disease, with pain of less than five years duration. The FDA has previously confirmed alignment with Mesoblast on the design of the 300-patient randomized, placebo/sham-controlled trial and the 12-month primary endpoint of pain reduction as an approvable indication. Key secondary measures include improvement in quality of life, function, and cessation of pain medication, including opioids. In August 2026, the trial completed patient treatment with 350 patients randomized and treated with either an intra-discal injection of rexlemestrocel-L or sham injection. Total patient numbers treated increased from 300 to 350 after strong demand from trial investigators to have their patients enrolled in the innovative program. The trial's primary endpoint is powered to show a significant difference in reduction of low back pain at 12 months between rexlemestrocel-L and sham controls. Top-line results are expected in mid-CY2027 after the last treated patient has completed 12 months follow-up.
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
Current Status and Anticipated Milestones
In November 2024 a publication in the prestigious peer-reviewed European Journal of Heart Failure (EJHF) reported that a single intramyocardial injection of Revascor® results in improved survival in high-risk NYHA Class II/III patients with ischemic heart failure and inflammation. This identifies the HFrEF population that is responsive to Revascor® and will be the target of a confirmatory trial. In June 2025, Mesoblast held a Type B meeting with FDA under its RMAT designation for Revascor® to discuss components of filing for a potential accelerated approval of a Biologics License Application (BLA) for ischemic HFrEF. There was alignment with FDA on items regarding chemistry, manufacturing & controls (CMC), potency assays for commercial product release, and proposed design and primary endpoint for the confirmatory trial post-approval.
Rexlemestrocel-L also has regenerative medicine advanced therapy (RMAT) designation from the FDA for treatment of chronic heart failure with left ventricular systolic dysfunction in end stage HFrEF patients with an LVAD.
In this patient population, Mesoblast has generated new data showing that a single administration of rexlemestrocel-L at the time of open heart surgery and device implantation to support the left ventricle in end-stage patients with HFrEF, reduces right heart failure hospitalizations, mortality from right heart failure, and portal hypertension with major bleeding events. With these new data, an existing Orphan Drug designation for treating this group of patients, and FDA’s stated preference for randomized controlled trials, Mesoblast is moving from filing for accelerated approval to filing for full FDA approval. Mesoblast has now received a Biologics License Application (BLA) filing number from FDA and has requested a modular review of its BLA for rexlemestrocel-L in prevention of life-threatening gastrointestinal bleeding due to right ventricular dysfunction in end-stage heart failure patients with a left ventricular assist device LVAD.
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
Next Generation Technologies
Mesoblast is expanding and diversifying its pipeline by developing products emanating from two next generation technology platforms: chimeric antigen receptor ("CAR") modified mesenchymal lineage cells ("CAR-MSCs") and oncolytic virus loaded mesenchymal lineage cells ("OV-MSCs").
Chimeric antigen receptor mesenchymal stromal cells (CAR-MSC)
Mesoblast is genetically engineering its mesenchymal lineage cells to express chimeric antigen receptor constructs aiming to further boost the effectiveness of its products.
More specifically, the engineered CAR-MSCs express a molecule on their surface that binds to a targeted antigen on diseased tissues. That binding not only enhances targeting of the cells, but when the cells bind to the targeted antigen, an internal pathway in the cell is triggered in a manner that enhances its innate immunosuppressive and regenerative properties. In short, CAR-MSCs offer substantially enhanced targeting and potency compared to existing unmodified mesenchymal lineage cells, allowing for potentially better patient outcomes, broader options for targeted diseases, and lower cost of goods.
The most advanced product being developed by Mesoblast with this technology is E-cadherin-targeted chimeric antigen receptor mesenchymal stromal cells ("ECAD-CAR-MSC"), which express a molecule on the surface that binds to e-cadherin, a protein expressed on inflamed gut tissue. ECAD-CAR-MSC has been shown to be superior to unmodified cells in reducing inflammation of the gut tissue in animal models, providing great promise for the treatment of ulcerative colitis or Crohn's disease. In addition, Mesoblast is advancing CD19-CAR-MSC, which has been engineered to express a molecule in the surface of the cells that binds to CD19, a protein expressed on rogue B cells in a variety of autoimmune diseases. The binding of CD19-CAR-MSC to rogue B cells suppresses the B cells’ damaging activity. Mesoblast is targeting the development of CD19-CAR-MSC to induce remission in Lupus Nephritis and other B cell autoimmune diseases where durable, effective and safe immunomodulation is highly desirable.
This CAR-MSC technology is also protected by a broad patent estate that has been exclusively licensed to the Company by Mayo Clinic, where the foundational work on the technology was developed and published in Nature Biomedical Engineering: Mesenchymal stromal cells with chimaeric antigen receptors for enhanced immunosuppression.
Oncolytic virus loaded mesenchymal stromal cells (OV-MSC)
Mesoblast intends to develop oncologic therapies based on its Mesenchymal lineage stromal cells delivering highly potent Oncolytic Viruses (OV) systemically to distant tumors. Mesenchymal lineage stromal cells can cloak oncolytic viruses from rapid elimination by the immune system and can deliver them precisely to the sites of distant primary and metastatic tumors via tumor homing properties. To develop therapeutic cell-oncolytic virus combination products, Mesoblast has exclusively licensed a best-in-class oncolytic virus technology platform from Baylor College of Medicine (BCM). The lead oncolytic virus has been engineered to produce IL-12, which stimulates the immune system to attack tumor cells, a PD-L1 blocking antibody that unblinds the tumor from the human immune system, and a bispecific T cell engager (BITE) that binds to the targeted tumor and the patient’s own T cells for enhanced anti-cancer activity. In a first-in-man human trial, direct intra-tumoral injection of the oncolytic virus without the BITE resulted in five of seven patients achieving complete or partial responses at a dose that was one-hundredth of those of other oncolytic viruses. The inclusion of the BITE provides added potency by harnessing a patient's own T cells in a similar vein to in vivo CAR-T cell therapies. BCM researchers have already shown their oncolytic viruses can be effectively delivered intravenously by mesenchymal stromal cells to destroy lung tumors, and are currently working on IND-enabling studies to support Mesoblast's objectives in progressing to the clinic.
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
The cell therapy manufacturing and distribution process generally involves five major steps:
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
Intellectual Property
We have a large patent portfolio of issued and pending claims covering compositions of matter, uses for our mesenchymal lineage cell-based technologies and other proprietary regenerative product candidates and technologies, as well as for elements of our manufacturing processes. As of July 2026, the patent portfolio comprises approximately 1,163 patents and patent applications across 78 patent families, with protection which could extend through to at least 2045 in all major markets.
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
As part of our strategy, we seek patent protection for our product candidates and technologies in major jurisdictions including the United States, Europe, Japan, China, and Australia and file independent and/or counterpart patents and patent applications in other jurisdictions globally that we deem appropriate under the circumstances, including India, Canada, Hong Kong, Korea and Singapore. As of July 2026, our patent portfolio includes the following patents and patent applications in the following major jurisdictions: 56 granted U.S. patents and 68 pending U.S. patent applications; 62 granted Japanese patents and 43 pending Japanese patent applications; 31 granted Chinese patents and 40 pending Chinese patent applications; 44 granted European patents and 49 pending European patent applications; and 52 granted Australian patents and 39 pending Australian patent applications.
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
TiGenix NV – patent license for treatment of fistulae
In December 2017, we entered into a Patent License Agreement with TiGenix, now a wholly owned subsidiary of Takeda, which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived MSC product Alofisel®, previously known as Cx601, a product candidate of Takeda, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. In March 2018 the European Commission granted EU marketing authorization for Alofisel for the local treatment of fistulae and the product was marketing in the EU up until December 2024 at which time it was withdrawn from the market after review of the totality of efficacy data given the results of the confirmatory phase 3 ADMIRE-CD II clinical study in US patients.
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
United Kingdom
Marketing authorization in the United Kingdom is administered by the Medicines and Healthcare products Regulatory Agency (MHRA) and is separate from the European Medicines Agency (EMA) centralized authorization procedure. Products intended to be marketed in both the European Union and the United Kingdom generally require separate regulatory authorizations, although the MHRA provides certain recognition and reliance pathways that may allow applicants to leverage approvals from other trusted regulatory authorities.
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
Pharmaceutical Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government programs such as Medicare or Medicaid, managed care plans, private health insurers, and other organizations. These third-party payors may deny coverage or reimbursement for a product or therapy in whole or in part if they determine that the product or therapy was not medically appropriate or necessary or if another less expensive potential alternative exists. Third-party payors may attempt to control costs by limiting coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication, and by limiting the amount of reimbursement for particular procedures or drug treatments. In addition, in the United States, participation in government health programs such as Medicare and Medicaid are subject to complex rules and controls relating to price reporting and calculation of prices to ensure that pricing provided to government entities for periodic reporting purposes is aligned and compliant with numerous complex statutory requirements and the lowest possible price increases, is the one used by government programs. The infrastructure and/or external resources necessary to ensure continued compliance with these requirements is extensive. Manufacturers are subject to audits, investigations, recalculations, repayment obligations and enforcement actions by CMS, OIG, state Medicaid agencies and other governmental authorities relating to government pricing calculations, inflation rebate obligations, Best Price determinations, Average Manufacturer Price reporting, Medicaid Drug Rebate Program compliance and other federal healthcare program requirements. Penalties and fines can be substantial if a manufacturer is found to be in breach of the contract with CMS or State Medicaid.
The cost of pharmaceuticals and devices continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Expensive pharmacoeconomic studies are needed in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. More recently in the U.S. and for certain high-cost rare disease drugs, payors have negotiated a provision that requires manufacturers to refund the cost of the treatment if patients discontinue the drug for clinical reasons. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
Further, federal and state governments continue to evaluate, propose and, in certain instances, implement additional drug pricing and reimbursement reforms, including expansion of Medicare drug price negotiations, international reference pricing, most-favored nation pricing methodologies, inflation-based rebates, enhanced price transparency requirements, subscription-based payment models, and other mechanisms intended to reduce pharmaceutical expenditures. Although we cannot predict whether any such initiatives will be adopted, implemented, expanded, modified, successfully challenged, or codified into law, or the manner in which any such initiatives may apply to our products or product candidates, these measures, individually or collectively, could reduce reimbursement and pricing flexibility, accelerate downward pricing pressure, increase rebate, discount, reporting, transparency or other compliance obligations, reduce product revenues and profitability, adversely affect the commercial value of our approved products or product candidates.
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

In addition, high-technology products such as cell therapies are typically administered at highly specialized treatment centers. Commercial access to these centers requires approval by multiple institutional committees, including Pharmacy & Therapeutics (P&T), safety, and “high-cost” or “high-dollar” review committees. If approval is not granted by any of these committees, the therapy cannot be used within those institutions, which may limit market access and uptake.
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
The federal 2022 Inflation Reduction Act requires, among other things, the federal government to negotiate the selling price of certain high-expenditure single-source biologics, penalizes manufacturers that raise prices of Medicare Part B and Part D beyond the rate of inflation, and establishes a manufacturer discount program which significantly lowers beneficiary maximum out-of-pocket costs.
The current Administration, Congress, CMS and other governmental agencies continue to evaluate, propose and, in certain instances, implement additional healthcare, drug pricing and reimbursement reforms. Such initiatives include, among others, expansion of Medicare drug price negotiation programs, inflation-based rebate obligations, international reference pricing and most-favoured nation pricing methodologies, increased pricing transparency and reporting requirements, reforms affecting pharmacy benefit managers and pharmaceutical supply chains, measures intended to increase biosimilar and generic competition, and other mechanisms designed to reduce federal and private healthcare expenditures. Although we cannot predict whether any such initiatives will be adopted, expanded, modified, successfully challenged, or codified into law, or the manner in which any such initiatives may apply to our products or product candidates, these measures could reduce reimbursement and pricing flexibility, increase rebate, discount, reporting and compliance obligations, accelerate downward pricing pressure, adversely affect coverage decisions by government and private payors, reduce product revenues and profitability, and materially adversely affect our business, financial condition and results of operations. Federal and state healthcare reform efforts remain ongoing, and we cannot predict what additional healthcare programs, legislation, regulations or administrative actions may ultimately be implemented or the impact such measures may have on our business. The impact of those changes on us and potential effect on the pharmaceutical industry as a whole is currently unknown but, any changes to the health care laws or regulations, especially to Medicare drug reimbursement, are likely to have an impact on our results of operations and may have a material adverse effect on our results of operations. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.
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
In addition, different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may be marketed only once a reimbursement price has been agreed upon. Some of these countries may require, as condition of obtaining reimbursement or pricing approval, the completion of clinical trials that compare the cost- effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Certain countries and governmental authorities also utilise international reference pricing methodologies, and proposals have been made in the United States to link reimbursement or pricing for certain pharmaceutical products to prices available in foreign jurisdictions. To the extent such policies are adopted or expanded, they may place additional downward pressure on product pricing, reimbursement and profitability.
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
The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government and share in any recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses (i.e., uses not expressly approved by FDA in a drug’s label), and allegations as to misrepresentations with respect to the services rendered. The Office of Inspector General of the U.S. Department of Health and Human Services possesses broad authority to impose administrative sanctions, including civil monetary penalties, assessments, exclusion from participation in federal healthcare programs, and Corporate Integrity

Agreements, and has increasingly focused on manufacturer arrangements involving healthcare professionals, patient support programs, copay assistance arrangements, speaker programs, educational grants and other activities that may be viewed as inducing the use or purchase of healthcare items or services reimbursed by federal healthcare programs. Government authorities, including the Department of Justice and the Office of Inspector General, have increasingly scrutinized pharmaceutical manufacturer speaker programs, advisory boards, consultant arrangements, educational grants, sponsorships, market access initiatives and patient support activities, particularly where such activities are alleged to serve as inducements for prescribing, recommending, purchasing or reimbursing products.
Substantial resources have been allocated by both the Department of Justice and the Federal Bureau of Investigation, among other branches of the U.S. government to identify and investigate possible health care fraud activities. Recent investigations include those relating to allegedly egregious price increases by manufacturers and alleged fraud involving co-pay arrangements supported by sponsors. As new theories of liability arise, there is a corresponding cost of doing business in order to maintain compliance. The Office of Inspector General of the U.S. Department of Health and Human Services possesses broad authority to impose administrative sanctions, including civil monetary penalties, assessments, exclusion from participation in federal healthcare programs, and Corporate Integrity Agreements, and has increasingly focused on manufacturer arrangements involving healthcare professionals, patient support programs, copay assistance arrangements, speaker programs, educational grants and other activities that may be viewed as inducing the use or purchase of healthcare items or services reimbursed by federal healthcare programs.
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
We are also subject to an increasingly complex framework of federal and state privacy, cybersecurity and consumer data protection laws. State privacy laws, including comprehensive consumer privacy statutes adopted in numerous jurisdictions, as well as evolving cybersecurity, breach notification, artificial intelligence governance and health information protection requirements, may impose additional compliance obligations and increase regulatory and litigation risk.
There are also an increasing number of state “sunshine” laws that require manufacturers to make reports to states on pricing and marketing information, as well as regarding payments to healthcare professionals. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit certain other sales and marketing practices. State laws are not harmonized and contain different reporting requirements and restrictions which must be noted and adhered to. We report under these state laws in connection with the sale and marketing of our products, and have developed the infrastructure, and engage third-party contractors, to assist us in our compliance with these laws. Failure to comply may result in financial and other penalties and consequences. In addition, beginning in 2013, a similar “sunshine” federal requirement under the Physician Payment Sunshine Act began requiring manufacturers to track and report to the federal government certain payments and other transfers of value made to certain covered recipients, including physicians and other healthcare professionals, and teaching hospitals. In addition to payments, reporting may encompass requirements to report on ownership or investment interests held by physicians and their immediate family members. The efforts and resources needed to track and report payments go well beyond our affiliates operating in the United States, as reporting is required also for payments made by affiliated entities in many cases to U.S. covered recipients. In other jurisdictions (e.g., Australia, Japan and Europe) similar “sunshine-like” laws have also been adopted, which may require disclosure of certain payment and other information to covered recipients. Extensive administration and systems, including to aggregate and categorize spend, are necessary in order to enable compliant and timely reporting under these requirements. The U.S. federal government began disclosing the reported information on a publicly available website in 2014. Federal transparency reporting requirements have expanded beyond physicians and teaching hospitals to include additional categories of healthcare professionals and other covered recipients. These laws may affect our development, sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Future expansions of reporting obligations may increase our compliance burden and expose us to additional reporting, audit and enforcement risks. If we fail to track and report as required by these laws or otherwise fail to comply with these laws, we could be subject to the penalty and sanctions of the pertinent state and federal authorities.
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
Our operations and interactions with healthcare professionals, healthcare institutions and government officials outside the United States may also be subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions.
Australian Disclosure Requirements
Business Strategies and Prospects for Future Years
We are focused on the following core strategic imperatives:
•grow the commercial use of Ryoncil® for pediatric SR-aGVHD in the United States
•extend the commercial label for Ryoncil® to additional indications in the United States
•continue to innovate and optimize our disruptive technology platform for cell-based therapeutics;
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

Dividends
No dividends were paid during the course of the fiscal year ended June 30, 2026. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.
4.C    Organizational Structure
See “Item 4. Information on the Company – 4.B Business Overview – Overview”, “Item 18. Financial Statements – Note 12” and Exhibit 8.1 to this Annual Report.
4.D    Property, Plants and Equipment
We lease approximately 5,750 square feet of office space in Melbourne, Australia, where our headquarters are located. We pay approximately A$432,000 per year for this lease, which expires in December 2030. We also lease approximately 8,000 square feet in New York City, where significant development and commercial activities are conducted. We pay approximately $650,000 per year for this lease. We also lease laboratory and office space in Singapore. We pay approximately S$281,000 per year for this lease. We also lease laboratory space in Texas and pay approximately $333,000 per year for this lease, which expires in December 2026. Our manufacturing operations are primarily located at Lonza’s manufacturing facilities in Singapore. See “Item 4.B Business Overview – Manufacturing and Supply Chain.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
5.A    Operating Results
This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with IFRS as issued by the IASB.
Financial Overview
We have incurred significant losses since our inception. We have incurred net losses during most of our fiscal periods since our inception. As at June 30, 2026, we had accumulated losses of $1,068.4 million. Our net loss for the year ended June 30, 2026 was $57.5 million.
We anticipate that we may continue to incur significant losses for the foreseeable future. There can be no assurance that we will ever achieve or maintain profitability.
We expect our future capital requirements will continue as we:
•continue the research and clinical development of our product candidates, including rexlemestrocel-L for Chronic Lower Back Pain ("CLBP"), rexlemestrocel-L for Chronic Heart Failure ("CHF"), remestemcel-L (Ryoncil®) in adults with steroid-refractory acute graft-versus-host disease (“SR-aGvHD”) and seek label extensions for Ryoncil® in the United States;
•initiate and advance our product candidates into larger clinical studies;
•progress commercialization of Ryoncil® for pediatric SR-aGVHD in the United States;
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
•continue to seek coverage and reimbursement from third-party payors, including government and private payors for Ryoncil® and future products;
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
Our product revenues consist of sales of Ryoncil® in the United States. Revenues for product sales received from our customers are recognized net of allowances for customer credits for estimated government rebates and chargebacks, distribution fees, distributor and off-label discounts, patient assistance programs, freight and packaging costs and returns. These sales allowances and accruals are recorded based on estimates. Estimates are assessed as of the end of each reporting period and are updated to reflect current information.
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
•movements of provisions against the carrying value of inventory;
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
Fair Value Movement of Warrants. Remeasurement of warrants pertains to the warrants granted under our credit-line facility and to Oaktree Capital Management, L.P ("Oaktree") in relation to the refinancing and amendment of our senior debt facility. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility.

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
Remeasurement of borrowing arrangements recognized pertain to our five-year credit-line facility and loan and security agreements with NovaQuest Capital Management, L.L.C. (“NovaQuest”) and Oaktree. Remeasurement of borrowing arrangements is recognized when there is a modification of the borrowing arrangement with no significant change to the contractual cash flows of the borrowings at the remeasurement date or when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate.
Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period.

Results of Operations
Comparison of Our Results for the Year ended June 30, 2026 with the Year ended June 30, 2025
The following table summarizes our results of operations for the years ended June 30, 2026 and 2025, together with the changes in those items in dollars and as a percentage.

	Year Ended June 30,
(in U.S. dollars, in thousands except per share information)	2026	2025	$ Change	% Change
Consolidated Income Statement Data:
Revenues:
Product sales, net	$115,153	$11,263	103,890	NM
Royalty revenue	5,097	5,935	(838)	(14%)
Total revenues	120,250	17,198	103,052	NM
Cost of revenues (including amortization of currently marketed intangible assets, 2026: $6,126, 2025: $3,937)	(16,667)	(5,130)	(11,537)	NM
Research & development	(97,509)	(34,807)	(62,702)	180%
Selling, general and administration	(57,346)	(39,309)	(18,037)	46%
Fair value remeasurement of contingent consideration	12,057	(14,887)	26,944	(181%)
Fair value movement of warrants	859	(4,962)	5,821	(117%)
Other operating income and expenses	5,308	3,053	2,255	74%
Finance costs	(23,839)	(22,968)	(871)	4%
Loss before income tax	(56,887)	(101,812)	44,925	(44%)
Income tax (expense)/benefit	(613)	(330)	(283)	86%
Loss attributable to the owners of Mesoblast Limited	$(57,500)	$(102,142)	44,642	(44%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(4.44)	(8.46)	4.02	(47%)
Diluted - losses per share	(4.44)	(8.46)	4.02	(47%)
* NM = not meaningful.
Revenues
Revenues were $120.3 million for the year ended June 30, 2026, compared with $17.2 million for the year ended June 30, 2025, an increase of $103.1 million. The following table shows the movement within revenues for the years ended June 30, 2026 and 2025, together with the changes in those items.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Revenue:
Product sales, net	115,153	11,263	103,890	NM
Royalty revenue	5,097	5,935	(838)	(14%)
Revenue	$120,250	$17,198	103,052	NM
* NM = not meaningful.
In December 2024, the FDA approved Ryoncil® for the treatment of SR-aGVHD in pediatric patients. We recognized net product sales of $115.2 million for the year ended June 30, 2026 compared to $11.3 million for the year ended June 30, 2025, an increase of $103.9 million. During the year ended June 30, 2026, we secured broad institutional adoption of Ryoncil® at leading pediatric transplant centers across the United States, onboarding more than 50 sites since launch. We also expanded payer coverage and reimbursement access to over 280 million covered lives across commercial and government payors, supporting increased patient treatment and facilitating market penetration.

Total gross to net adjustments for the years ended June 30, 2026 and 2025 were 13.4% and 14.6% of gross product revenue, respectively. Our gross to net adjustments for the period include government rebates and chargebacks, discounts and distribution fees, other sales related deductions, co-pay assistance and other discounts.
Royalty revenue from sales of TEMCELL in Japan and Alofisel® decreased by $0.8 million for the year ended June 30, 2026 compared to the year ended June 30, 2025. Royalty income on sales of TEMCELL in Japan by our licensee JCR were $5.1 million in the year ended June 30, 2026 compared to $5.8 million in the year ended June 30, 2025, a decrease of $0.7 million. Royalty income on sales of Alofisel® by our licensee Takeda decreased by $0.1 million in the year ended June 30, 2026 compared with the year ended June 30, 2025.
Cost of Revenues
Cost of revenues were $16.7 million for the year ended June 30, 2026, compared to $5.1 million for the year ended June 30, 2025. The increase is due to the commencement of product sales of Ryoncil® in March 2025 following FDA approval of the product for the treatment of pediatric SR-aGVHD in December 2024, as well as the related amortization of current marketed products.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Cost of revenues:
Cost of inventories	10,541	1,193	9,348	NM
Amortization of current marketed products	6,126	3,937	2,189	56%
Cost of revenues	$16,667	$5,130	11,537	NM
* NM = not meaningful.
Cost of inventories on the commercial sales of Ryoncil® was $10.5 million for the year ended June 30, 2026 compared to $1.2 million for the year ended June 30, 2025, an increase of $9.3 million. Cost of inventories as a percentage of net product sales was 9% for the year ended June 30, 2026 compared to 11% for the year ended June 30, 2025, resulting in a gross profit margin, excluding amortization of currently marketed products, of 91% and 89%, respectively.
We recognized $6.1 million in relation to the amortization of current marketed products for the year ended June 30, 2026, compared to $3.9 million for the year ended June 30, 2025. This amount relates to the amortization of our MSC assets, which began following the FDA approval of Ryoncil® for the treatment of pediatric SR-aGVHD in December 2024, upon which our MSC assets were reclassified from in-process research and development ("IPRD") acquired to current marketed products.
Research and development
Research and development expenses were $97.5 million for the year ended June 30, 2026, compared with $34.8 million for the year ended June 30, 2025, an increase of $62.7 million. The $62.7 million increase in research and development expenses is primarily due to higher clinical trial costs including platform technology costs and third party costs.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Research and development:
Product and manufacturing support costs	28,846	29,368	(522)	(2%)
Third party costs	30,052	8,162	21,890	NM
Platform technology	33,582	(6,156)	39,738	NM
Intellectual property support costs	5,029	3,433	1,596	46%
Research and development	$97,509	$34,807	62,702	180%
* NM = not meaningful.

Product and manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and manufacturing functions, have decreased by $0.5 million, for the year ended June 30, 2026 compared with the year ended June 30, 2025. Of this decrease, $1.8 million relates to a decrease in product support costs for research and development functions partially offset by an increase of $1.3 million in product support costs for manufacturing functions.
Third party costs, which consist of all external expenditure on our research and development programs, increased by $21.9 million in the year ended June 30, 2026 compared with the year ended June 30, 2025 primarily due to clinical advancements during the period. In the year ended June 30, 2026, we incurred costs on our MPC-06-ID (CLBP) and MPC-150-IM (CHF) products primarily to support BLA filings for both CLBP and for CHF patients with left ventricular assist devices ("LVAD"). We also incurred clinical costs on Ryoncil® for expanded development activities in the adult population.
Platform technology costs increased by $39.7 million for the year ended June 30, 2026 compared with year ended June 30, 2025. The increase is primarily due to a reversal of $23.0 million in December 2024 in relation to the provision against the carrying value of pre-launch inventory as a result of FDA approval of Ryoncil® for pediatric SR-aGVHD during the year ended June 30, 2025. There was also an increase in costs to our contract manufacturing organizations to support BLA filings for both CLBP and for CHF patients with LVADs, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes to reduce labor, drive down cost of inventory and improve manufacturing efficiencies in our MPC and MSC based products.
Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $1.6 million in the year ended June 30, 2026 compared with the year ended June 30, 2025 primarily due to the write-off of the carrying value of certain intellectual property licenses disposed of during the period.
Selling, general and administration
Selling, general and administration expenses were $57.3million for the year ended June 30, 2026, compared with $39.3 million for the year ended June 30, 2025, an increase of $18.0 million. This increase was primarily due to an increase in selling, marketing and distribution and legal and professional fees.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Selling, general and administration:
Labor and associated expenses	21,227	18,734	2,493	13%
Corporate overheads	13,024	11,426	1,598	14%
Selling, marketing and distribution	16,091	4,676	11,415	NM
Legal and professional fees	7,004	4,473	2,531	57%
Selling, general and administration	$57,346	$39,309	18,037	46%
* NM = not meaningful.
Labor and associated expenses increased by $2.5 million from $18.7 million for the year ended June 30, 2025 to $21.2 million for the year ended June 30, 2026. This increase is primarily due to an increase in overall cost of salaries and associated expenses by $4.0 million in the year ended June 30, 2026 compared with the year ended June 30, 2025. Director fees in the year ended June 30, 2026 also increased by $0.3 million compared with the year ended June 30, 2025. Labor and associated expenses also experienced unfavorable exchange rate fluctuations of $0.5 million in the year ended June 30, 2026 compared with the year ended June 30, 2025, as the A$ strengthened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia. These increases were offset by a decrease of $2.3 million in share-based payment expenses.
Corporate overhead expenses increased by $1.6 million from $11.4 million for the year ended June 30, 2025 to $13.0 million for the year ended June 30, 2026 primarily due to an increase in travel, information technology support services and sponsorship expenses.

Selling, marketing and distribution increased by $11.4 million from $4.7 million for the year ended June 30, 2025 to $16.1 million for the year ended June 30, 2026 primarily due to increased commercial activities for Ryoncil® following FDA approval of the product for the treatment of pediatric SR-aGVHD in December 2024.
Legal and professional fees increased by $2.5 million for the year ended June 30, 2026 compared with the year ended June 30, 2025 primarily due to activities undertaken to replace our borrowings during the year ended June 30, 2026.
Fair value remeasurement of contingent consideration
Fair value remeasurement of contingent consideration was a $12.1 million gain for the year ended June 30, 2026 compared with a $14.9 million loss for the year ended June 30, 2025.
Within the $12.1 million gain for the year ended June 30, 2026, we recognized a gain of $7.9 million due to the fair value remeasurement of the contingent consideration milestone payment made in January 2025 through the issuance of shares that were subject to a 12-month lock-up period. At the end of the lock-up period, the contingent consideration milestone liability has been transferred to trade and other payables. A further gain of $4.2 million in the year ended June 30, 2026 was due to the remeasurement of contingent consideration pertaining to the acquisition of MSC assets. This gain was a result of changing the key assumptions of the contingent consideration valuation such as probability of success and probability of payment.
Within the $14.9 million loss for the year ended June 30, 2025, we recognized a loss of $10.3 million due to the remeasurement of the milestone paid in relation to the FDA approval of Ryoncil® in the treatment of children with SRaGVHD in the United States in December 2024. The contingent consideration milestone was paid in January 2025 through the issuance of shares, which were subject to a 12-month lock-up period. If the share price decreased over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment was required to be paid. This loss reflects the fair value remeasurement of the issued shares as at June 30, 2025.
In the year ended June 30, 2025, a further loss of $4.6 million was recognized due to the remeasurement of contingent consideration pertaining to the acquisition of MSC assets from Osiris. This loss was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success, development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration including the impact of receiving FDA approval for Ryoncil® in the treatment of children with SR-aGVHD in December 2024.
With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.
Fair value movement of warrants
Fair value movement of warrants was a $0.9 million gain for the year ended June 30, 2026 compared with a $5.0 million loss for the year ended June 30, 2025. This $0.9 million gain for the year ended June 30, 2026 is a net result of changes to the key valuation inputs of the warrants, primarily the movement in the share price, with other factors such as risk-free interest rates and volatility.
Other operating income and expenses
In relation to other operating income and expenses, we recognized an income of $5.3 million for the year ended June 30, 2026, compared with an income of $3.1 million for the year ended June 30, 2025, an increase in income of $2.2 million. The following table shows movements within other operating income and expenses for the year ended June 30, 2026 and 2025, together with the changes in those items:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Other operating income and expenses:
Interest income	(3,914)	(3,554)	(360)	10%
Foreign exchange (gains)/losses (net)	(1,069)	106	(1,175)	NM
Derecognition of lease liability	(388)	—	(388)	NM
Derecognition of right-of-use asset	85	—	85	NM
Government grant revenue	(22)	(3)	(19)	NM
Foreign withholding tax	—	480	(480)	(100%)
Research and development tax incentive income	—	(82)	82	(100%)
Other operating (income) and expenses	$(5,308)	$(3,053)	(2,255)	74%
* NM = not meaningful.
The $0.4 million increase in interest income for the year ended June 30, 2026 compared with the year ended June 30, 2025 was primarily driven by higher A$ and US$ cash deposits held by us in the year ended June 30, 2026, when compared to the year ended June 30, 2025.
We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the year ended June 30, 2026, we recognized a foreign exchange gain of $1.1 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ appreciated against the US$. In the year ended June 30, 2025, we recognized a foreign exchange loss of $0.1 million.
In the year ended June 30, 2026, we recognized a gain of $0.4 million for the derecognition of lease liability. There was no derecognition of lease liability in the year ended June 30, 2025.
In the year ended June 30, 2025, we recognized an expense of $0.5 million of foreign withholding tax expenses primarily related to the write-off of foreign withholding tax receivable based on management's assessment of the likelihood of recovery. There was no foreign withholding tax recognized in the year ended June 30, 2026.
Finance costs

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	1,965	416	1,549	NM
Facility fee	2,002	799	1,203	151%
Interest expense	19,872	21,753	(1,881)	(9%)
Finance costs	$23,839	$22,968	871	4%
* NM = not meaningful.
In the year ended June 30, 2026, we recognized an overall loss of $2.0 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our existing five-year credit-line facility and extinguished credit facilities with NovaQuest and Oaktree, an increase in losses of $1.5 million as compared with a $0.4 million loss for the year ended June 30, 2025.
In relation to our extinguished credit facility with NovaQuest, we recognized a gain of $0.5 million in the year ended June 30, 2026 for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, and decrease in loss of $0.7 million as compared with a $0.2 million loss recognized for the year ended June 30, 2025.

In relation to our extinguished credit facility with Oaktree, we recognized a loss of $1.5 million in the year ended June 30, 2026 for remeasurement of borrowing arrangements in relation to repaying the outstanding balance and extinguishing our loan with Oaktree, which has been replaced with a new $125.0 million five-year credit-line facility. In the year ended June 30, 2025, we recognized a loss of 0.2 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.
In relation to our existing five-year credit-line facility, we recognized a $1.0 million loss in the year ended June 30, 2026 for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the year ended June 30, 2025.
We recognized $2.0 million for facility fees in relation to convertible note warrants issued under a financing facility during the year ended June 30, 2026, an increase of $1.2 million compared with the year ended June 30, 2025.
Interest expenses decreased by $1.9 million from $21.8 million for the year ended June 30, 2025 to $19.9 million for the year ended June 30, 2026.
In the year ended June 30, 2026, in relation to our extinguished loan and security agreement with Oaktree, we recognized $3.8 million of interest expenses, compared with $8.7 million for the year ended June 30, 2025. Within this $3.8 million recognized in the year ended June 30, 2026, $2.1 million was recognized with regards to interest expense paid and a further $1.7 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the year ended June 30, 2026 using the effective interest rate method over the period of initial recognition through maturity.
In the year ended June 30, 2026, in relation to our extinguished loan and security agreement with NovaQuest, we recognized $12.1 million of interest expense, a decrease of $0.5 million as compared with $12.6 million for the year ended June 30, 2025. Within this $12.1 million recognized in the year ended June 30, 2026, $8.3 million was recognized with regards to interest expense paid and a further $3.8 million of interest expense was accrued on the loan principal balance.
In the year ended June 30, 2026, in relation to our credit-line facility, we recognized $3.3 million of interest expense on the loan balance. There was no interest expense recognized in the year ended June 30, 2025 in relation to this credit-line facility.
In line with IFRS 16 Leases, we also recognized interest expenses of $0.5 million and $0.4 million in relation to lease charges for the years ended June 30, 2026 and 2025, respectively.
Loss after income tax

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Loss before income tax	(56,887)	(101,812)	44,925	(44%)
Income tax (expense)/benefit	(613)	(330)	(283)	86%
Loss after income tax	$(57,500)	$(102,142)	44,642	(44%)
Loss before income tax was $56.9 million for the year ended June 30, 2026 compared with $101.8 million for the year ended June 30, 2025, a decrease in the loss by $44.9 million. This decrease is the net effect of the changes in revenues and expenses that have been discussed above.
A non-cash income tax expense of $0.6 million was recognized in the year ended June 30, 2026, in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
A non-cash income tax expense of $0.3 million was recognized in the year ended June 30, 2025 in relation to the net change in deferred tax assets and liabilities recognized on the consolidated balance sheet during the period.
Comparison of Our Results for the Year ended June 30, 2025 with the Year ended June 30, 2024
For results of operations for the years ended June 30, 2025 and 2024, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A

Operating Results” in our Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on August 29, 2025.
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
Contractual Obligations and Commitments
Contractual commitments:
Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at June 30, 2026. For a description of our contractual commitments, refer to "Item 18. Financial Statements - Note 14(b)."
Lease commitment – as lessee:
We lease various offices under non-cancellable leases expiring within 1 to 6 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We also lease a manufacturing suite under a manufacturing services agreement with Lonza for the supply of commercial product for the launch of Ryoncil® for the treatment of pediatric SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2026.
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
We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of June 30, 2026 we have assessed that the probability of outflows is remote.
Capital commitments
We did not have any commitments for future capital expenditure outstanding as of June 30, 2026.

Australian Disclosure Requirements
Significant Changes in the State of Affairs
There have been no significant changes within the state of our affairs during the year ended June 30, 2026 except as noted in the “Important Corporate Developments” section included in Item 4.A.
Likely Developments and Expected Results of Operations
A review of our operations for the year ended June 30, 2026, together with our business strategies and prospects for future years, are outlined in “Item 5. Operating and Financial Review and Prospects” of this Annual Report. Certain information regarding developments in operations in future years and the expected results of those operations has been excluded, to the extent permitted by law, on the basis that such information relates to the impending developments or matters in the course of negotiation, and disclosure would likely result in unreasonable prejudice to the Group.
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
5.B    Liquidity and Capital Resources
Sources of Liquidity
As of June 30, 2026, we held total cash reserves of $102.9 million. We continue our focus on measured allocation of resources for our planned commercial, research and development activities and as a result reports net cash usage for operating activities of $43.8 million for the year ended June 30, 2026. We recognized net product sales of $115.2 million for the year ended June 30, 2026.
In December 2025, we entered into a $125.0 million five-year non-dilutive credit-line facility, secured by royalties from TEMCELL®. We drew down the full $125.0 million facility in two tranches of $75.0 million and $50.0 million during December 2025 and June 2026, respectively. The proceeds were used to extinguish our existing debt arrangements, with Oaktree Capital Management, Inc. and NovaQuest Capital Management, L.L.C. The credit-line has a fixed interest rate of 8.00% per annum, a substantial reduction from prior facilities, and a five-year interest only period through to December 2030.
We expect that existing cash and cash equivalents, together with cash from the commercialization of Ryoncil® will be sufficient to fund our forecast operating cash usage over the next twelve months. As a result, the consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of our liabilities in the normal course of business.
Our primary sources of liquidity have historically been equity raisings, upfront and milestone payments from strategic license agreements, and borrowings under our loan agreements, and since March 2025, we have been recognizing revenue from sales of Ryoncil®. While in the long-term we expect to be able to complete transactions and achieve approval of our other product candidates to provide liquidity as needed, there can be no assurance as to whether we will be successful or, if successful, what the terms or proceeds may be.

Cash flows

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(43,830)	(49,954)	6,124	(12%)
Net cash (outflows)/inflows in investing activities	(1,023)	120	(1,143)	NM
Net cash (outflows)/inflows by financing activities	(15,329)	147,336	(162,665)	(110%)
Net (decrease)/increase in cash and cash equivalents	(60,182)	97,502	(157,684)	(162%)
* NM = not meaningful.
Comparison of cash flows for the Year ended June 30, 2026 with the Year ended June 30, 2025
Net cash outflows in operating activities
Net cash outflows for operating activities were $43.8 million for the year ended June 30, 2026, compared with $50.0 million for the year ended June 30, 2025, a decrease of $6.1 million. The decrease of $6.1 million is due to an increase in cash inflows of $82.2 million and an increase in cash outflows of $76.1 million in the year ended June 30, 2026, compared with the year ended June 30, 2025.
The $82.2 million increase of inflows comprised: inflows of $83.0 million from product sales of Ryoncil® in the year ended June 30, 2026, compared with $Nil in the year ended June 30, 2025; inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® decreased by $0.2 million during the year ended June 30, 2026, compared with the year ended June 30, 2025; $0.9 million of receipts for research and development tax incentive during the year ended June 30, 2025, compared to $Nil for the year ended June 30, 2026, a decrease of $0.9 million; and inflows from interest receipts increased by $0.3 million in the year ended June 30, 2026, compared with the year ended June 30, 2025.
Outflows for payments to suppliers and employees increased by $76.1 million from $60.1 million for the year ended June 30, 2025 to $136.2 million for the year ended June 30, 2026, primarily due to an increase in payments for activities to support BLA filings for both CLBP and CHF patients with LVADs, process development of our proprietary technology that facilitates the increase in yields necessary for the long-term commercial supply of our product candidates and next generation manufacturing processes and product manufacturing to support Ryoncil® sales. We also increased spend in relation to research and development and advertising and marketing as clinical trials and commercialization activities increased.
Net cash (outflows)/inflows in investing activities
Net cash outflows for investing activities increased by $1.1 million in the year ended June 30, 2026, compared with outflows of $0.1 million for the year ended June 30, 2025, primarily due to the proceeds from rental deposits which was released to us in the year ended June 30, 2025 as we relocated our New York office.
Net cash (outflows)/inflows in financing activities
Net cash outflows for financing activities decreased by $162.7 million for the year ended June 30, 2026, compared with the year ended June 30, 2025. The decrease of $162.7 million is due to a decrease in cash inflows of $32.7 million and an increase in cash outflows of $130.0 million in the year ended June 30, 2026, compared with the year ended June 30, 2025.
The $32.7 million decrease in cash inflows comprised: $125.0 million receipt of proceeds drawn pursuant to a five-year credit facility during the year ended June 30, 2026, compared with $Nil for the year ended June 30, 2025; $161.2 million of proceeds received from a global private placement during the year ended June 30, 2025, compared with $Nil during the year ended June 30, 2026, an increase in inflows of $161.2 million; received $7.7 million in receipts from employee share option exercises during the year ended June 30, 2026, compared with $5.2 million for the year ended June 30, 2025, an increase in inflows of $2.5 million; received $1.6 million of proceeds from warrant exercises during the year ended June 30, 2025, compared with $Nil for the year ended June 30, 2026, a decrease in inflows of $1.6 million; received receipts of $2.6 million during the year ended June 30, 2026 for shares issued in a prior period, compared with $Nil for the year ended June 30, 2025.

The $130.0 million increase in cash outflows comprised: repayment of the outstanding principal balances of $125.0 million of our debts under our credit facilities with Oaktree and NovaQuest during the year ended June 30, 2026 compared with principal repayments of $7.8 million to Oaktree during the year ended June 30, 2025, an increase of $117.2 million; payments of $17.8 million and $5.3 million for interest and other costs of finance during the years ended June 30, 2026 and 2025, respectively, a increase of $12.5 million; payments of $5.3 million and $1.3 million for borrowings costs in the years ended June 30, 2026 and 2025, respectively, a decrease of $4.0 million; payments of $0.5 million and $4.3 million for capital raising costs in the years ended June 30, 2026 and 2025, respectively, a decrease of $3.8 million.
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
Borrowings
For a description of our borrowing arrangements, refer to "Item 18. Financial Statements - Note 5(e)."
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
5.D    Trend Information
As a biotechnology company, we are subject to costs of our clinical trials and other work necessary to support applications for regulatory approval of our product candidates. Health regulators have increased their focus on product safety. In addition, regulators have also increased their attention on whether or not a new product offers evidence of substantial treatment effect. These developments have led to requests for more clinical trial data, for the inclusion of a higher number of patients in clinical trials, and for more detailed analyses of the trials. As a result, we expect these aspects of our research and development expenses to increase. Notwithstanding this upward trend, our research and development expenses may still fluctuate from period to period due to varied rates of patient enrollment and the timing of our clinical trials as our existing trials are completed and new trials commence. We cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.
5.E    Critical Accounting Estimates
See “Item 18. Financial Statements.”
Item 6.    Directors, Senior Management and Employees
6.A    Directors and Senior Management Personnel
Details of Directors and Senior Management
Board of Directors
Philip Facchina, MBA
Chair and Non-Executive Member of the Board of Directors
Commenced as Board Chair January 1, 2026
Experience and expertise
Mr. Facchina brings more than 35 years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Since 2018, Mr. Facchina has been Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ambulatory surgical center (ASC) market and its constituents. Prior to SurgCenter, Mr. Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr. Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr. Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr. Facchina currently serves as an independent director for ViON Corporation, and is Advisor to the Johanna Companies, where he chairs the Audit Committee. Previously, among other directorships and committee posts, Mr. Facchina served on the Board of Web.com (Nasdaq:WEB), where he led Corporate Governance.
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None
Jane Bell AM, B.Ec, LLB, LLM (London), FAICD
Non-Executive Member of the Board of Directors
Retired as Board Chair January 1, 2026
Experience and expertise
Ms. Bell AM has 30 years' experience as a banking and finance lawyer with leading law firms, financial services and corporate treasury operations in the United States, Canada, Australia and the United Kingdom. She is an experienced Chair and non-executive Director in highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms. Bell currently serves as Chair of Amplia Therapeutics Limited (ASX:ATX), a publicly-listed biotechnology company, Deputy Chair of Monash Health, Australia’s largest and most diverse public health service and Chair of its Audit Committee and is also a director of Jessie McPherson Private Hospital. She is a former Chair of Royal Melbourne Hospital and former Chair of Biomedical Research Victoria as well as Chair of Advisory Groups for the Royal Australian and New Zealand College of Obstetricians and Melbourne Genomics Health Alliance, a former director of Hudson Institute of Medical Research and director of U Ethical, Australia’s first ethical funds manager. Ms Bell holds a Master of Laws from King’s College (London), Bachelor of Laws University of Melbourne, and Bachelor of

Economics Monash University. Ms Bell is a Member of the Order of Australia (AM), appointed for her significant service to governance in the medical research, healthcare and not-for-profit sectors.
Other current directorships of listed public companies
Chair and Non-Executive Director, Amplia Therapeutics Limited (since 2021)
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
Other current directorships of listed public companies
Chair of Molecular Partners (since 2018)
Former directorships of listed public companies within the last 3 years
None

Lyn Cobley AM, B.Ec, FAICD, FCSI
Non-Executive Member of the Board of Directors
Experience and expertise
Ms. Cobley brings over 35 years’ executive experience in senior positions at Australian and Global banks with experience in P&L leadership, risk management, equity and debt capital markets, balance sheet management, strategy and leadership, people and culture matters, technology, cybersecurity and navigating complexity in regulated industries. Ms. Cobley was previously CEO of Westpac Institutional Bank, Chair of Westpac Asia Advisory Board, Group Treasurer of Commonwealth Bank of Australia during the GFC and had responsibility for running retail products functions and involvement in mergers and acquisitions. Ms. Cobley currently serves as a Director of Commonwealth Bank of Australia, is a member of Chief Executive Women and Deputy Chancellor of Macquarie University, where she chairs the Finance and Facilities Committee. She is a former Director of the Australian Financial Markets Association and Trustee Board member of the Westpac Foundation. Lyn was awarded a Member of the Order of Australia on 8 June 2026 for significant service to the business and financial sector through executive roles.
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
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None
Niva Sivakumar – BCom, LLB
Joint Company Secretary
Experience and expertise
Ms. Sivakumar joined Mesoblast’s legal team in 2014 and serves as Associate General Counsel and Company Secretary. She is a member of the Company’s Intellectual Property Committee. Previously, she was a senior associate in the corporate and commercial teams at major law firm, Dentons, and a senior lawyer at K&L Gates. Ms. Sivakumar has a Commerce/Law degree from the University of Melbourne.
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
Other current directorships of listed public companies
None
Former directorships of listed public companies within the last 3 years
None
James O'Brien, BAcc, MBA
Chief Financial Officer (CFO)
Experience and expertise
Mr O’Brien is a seasoned Chief Financial Officer with a distinguished record of leadership across publicly traded and private companies in the pharmaceutical, biotechnology, and life sciences sectors. Recognized for his strategic insight, operational discipline, and capital markets expertise, he has successfully guided organizations through IPOs, complex financings, global expansion initiatives, and transformative growth strategies that strengthened shareholder value. Before joining Mesoblast, Mr. O’Brien founded Great Island Advisors LLC, advising life sciences executives and boards on corporate finance, fundraising, and operational strategy. He previously served as Chief Financial Officer of Faron Pharmaceuticals (NASDAQ First North: FARON), a Finland based clinical stage biopharmaceutical company, and was the inaugural CFO of Cognition Therapeutics (NASDAQ: CGTX). Earlier in his career, he held progressively senior positions at Enzo Biochem (NYSE: ENZ), Actavis PLC (now part of AbbVie), Nycomed Inc., and Bristol Myers Squibb, following nearly a decade with PricewaterhouseCoopers. Mr. O’Brien holds a Bachelor’s degree in Accountancy from George Washington University and an MBA from Fordham University, and is a Certified Public Accountant (inactive).
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
Marcelo Santoro
Chief Commercial Officer
Marcelo Santoro is an accomplished pharmaceutical executive with over three decades of experience driving commercial success and pioneering transformative strategies in the life sciences industry. As Chief Commercial Officer at Mesoblast, Marcelo is responsible for building a high-performing commercial organization and transitioning the company from a research organization to a thriving commercial enterprise. Marcelo has a proven track record of launching innovative therapies that address critical unmet medical needs. Marcelo has led high-performing teams across leading organizations like AstraZeneca, Pfizer, and Otsuka, delivering exceptional results such as building multi-billion-dollar brands and orchestrating global product launches. Recognized for advancing patient-centered strategies, fostering strategic partnerships, and empowering diverse teams, Marcelo is committed to expanding access to groundbreaking treatments that improve outcomes for patients with severe and life-threatening conditions.

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
The Mesoblast board of directors (the "Board”) presents the 2025/2026 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (Cth) (“Corporations Act”) and accounting standards requirements.
The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2026.
(Start of the Remuneration Report for Australian Disclosure Requirements)
Introductory Comments from Jane Bell and Bill Burns, Nomination and Remuneration Committee Co-Chairs

FY26 was a transformational year for the Group, marked by the successful launch and commercialization of Ryoncil® in the United States, significant revenue growth, continued advancement of our Group's clinical programs, and the successful debt refinancing which extended our debt terms in-line with our capital strategy.
Commercial uptake of Ryoncil® exceeded expectations, generating $115 million in net revenue during FY26 - its first full year on the market. Key commercial achievements included securing nationwide US Medicaid reimbursement coverage, obtaining a product-specific HCPCS J-Code, expanding payor coverage to more than 280 million lives, and onboarding a substantial proportion of leading U.S. pediatric transplant centres. The strength of the Ryoncil® sales and the resulting profits established a foundation that supports continued investment in the Group's late-stage development pipeline.
We made significant progress across our late-stage development pipeline during FY26. We advanced the Phase 3 development program for Ryoncil® for the adult patient population of steroid-refractory acute graft versus host disease and continued progress in the rexlemestrocel-L for both the LVAD and chronic low back pain program which completed enrollment targets for its pivotal phase 3 clinical trial in the year.
During the year, Mesoblast continued our strong commercial and pipeline momentum, including:
•achieving the patient enrolment target for our Phase 3 chronic lower back pain trial, and
•advancement of an adult SR-aGvHD study.
We also advanced our heart failure program, successfully applying for an FDA Biologics License Application (BLA) filing number for rexlemestrocel-L in preventing life-threatening gastrointestinal bleeding in LVAD-supported patients and requesting a modular review. Supported by Orphan Drug and RMAT designations, the program is eligible for rolling and priority review, potentially accelerating its path to approval.
We also received FDA clearance to begin a registrational trial of Ryoncil® in children with Duchenne muscular dystrophy and strengthening our long-term cell therapy platform through the acquisition of a patented CAR technology from Mayo Clinic designed to enhance the precision and effectiveness of our proprietary MSC therapies.
Our transformation from a research-based biotechnology company into a commercial organization and expansion of our operations continues to require strategy refinement and the appropriate balance of expertise, tenure, renewal and fresh perspectives. As such, we have reviewed and adjusted our Board and Committee leadership composition and introduced a Clinical Committee during the year to strengthen oversight of development plans for product candidates. We expect to further strengthen our US commercial team expertise over the next 12 months consistent with our commercial strategy, supporting growth and enhancing shareholder value.
As part of this focus, the Company will continue to review its remuneration framework and Non-Executive Director fee structure and equity arrangements to ensure they remain aligned with market practice and the Company's strategic objectives as the company continues its transition to a commercial entity.

FY26 Remuneration Outcomes
STI Outcomes
Mesoblast removed financing, talent availability and organizational capability barriers to scale commercialization of Ryoncil and increase revenues well above expected targets, while outperforming on clinical milestones for new products in its pipeline. Accordingly, the Board assessed performance against the corporate key performance indicators (KPIs) underpinning the short-term incentive (STI) for the financial year ended June 30, 2026 and determined that performance was achieved at 100% of maximum opportunity,
In assessing performance, the Board considered not only the achievement of all agreed objectives, but also the extent to which outcomes exceeded original expectations and contributed materially to shareholder value. The Board noted that the CEO consistently delivered outcomes beyond target levels across commercial, financial, operational and clinical development objectives while demonstrating strong leadership during a transformational year for the Group. Accordingly, the Board exercised its discretion to increase the CEO’s maximum STI opportunity and awarded an STI outcome of 120% reflecting exceptional performance against FY26 objectives and the creation of significant value for shareholders.
LTI outcomes
With our LTI incentives, executives must meet both milestone and service requirements before vesting can occur. As of June 30, 2026, 83% of the CEO’s total outstanding milestone based LTI incentives granted in the last three years have met the milestone achievement requirements, so these options are eligible to vest but only once the three year service requirements are met (see table 6a). The remainder have until the milestone achievement requirement deadlines to be eligible for vesting and will be reassessed in FY27.
Changes to FY26 remuneration
Compared with the same time last year, the workforce has grown by more than 33%, the majority in the US, reflecting significant investment in capabilities required to support commercial growth and operational excellence. Key hires have strengthened critical functions across sales and marketing, market access, commercial product release, customer support and supply and logistics, positioning the business to meet increasing demands and execute our strategic objectives effectively. This growth underscores Mesoblast’s successful commercialization strategy and our commitment to building talent and infrastructure required for long-term success.
As the company continues to scale its operations to ensure our life-saving treatments and reach as many patients as possible, it is imperative that we attract and retain high performing talent in a competitive market. As such, the Board approved an annual salary increase of 4% for employees, 2% for executives and nil for the CEO, in view of his salary review the previous year.
Mesoblast’s remuneration mix remains weighted towards equity, aligning executive outcomes to long-term sustainability and success. In July 2026, the CEO invested A$2.7 million to exercise incentive options and retained 100% of the resulting shares, bringing his shareholding to 116 times his base salary.
As Mesoblast continues to advance its US commercialization strategy for Ryoncil and develop product candidates critical to delivering long term shareholder value, the need for US directors is paramount. We will be seeking shareholder support for implementing the Non-Executive Director (NED) fee structures required to retain, and where necessary recruit, director talent with experience in commercializing biotechnology products in the US.
Mesoblast achieved significant milestones throughout the year, reflecting the culmination of many years of substantial investment and commitment, resilience, scientific expertise and commercial execution demonstrated by our people in bringing lifesaving therapies to patients.
We invite you to read the remainder of the remuneration report and welcome your feedback.
Jane Bell and Bill Burns
Co-Chairs, Nomination and Remuneration Committee Chairman

Key Management Personnel (KMP)
Key management personnel (KMP), defined as individuals who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, and including all directors, are listed in Table 1.
Table 1 – Mesoblast KMP during FY2026, including to the Date of this Report

Name	Position	Country	Portion of FY2026 year served as KMP
Non-executive directors

Philip Facchina	Independent Member of Board until appointed as Chair on January 1, 2026,
Audit and Risk Committee Chair until January 1, 2026 at which point became a Member,
	Nomination and Remuneration Committee Member.	US	Full Year

Jane Bell	Independent Chair of Board until January 1, 2026 at which point became a Member,
Audit and Risk Committee Member,
Nomination and Remuneration Committee Member until appointed as Co-Chair on April 24, 2026.
		Australia	Full Year

Lyn Cobley	Independent Non-executive Director, Audit and Risk Committee Member until appointed as Chair on January 1, 2026, Nomination and Remuneration Committee Member.	Australia	Full Year

William Burns	Independent Vice Chair Board of Directors, Nomination and Remuneration Committee Chair(1), Clinical Committee Member (appointed January 22, 2026)	Switzerland	Full Year

Philip Krause	Non-independent Non-executive Director, Clinical Committee Member (appointed April 1, 2026)	US	Full Year

Gregory George	Non-Independent Non-Executive Director, Clinical Committee Chair (appointed January 22, 2026)	Bahamas	Full Year

Executive directors

Silviu Itescu	Chief Executive Officer Executive Director Clinical Committee Member (appointed January 22, 2026)	Australia	Full Year
Eric Rose	Chief Medical Officer Executive Director Clinical Committee Member (appointed January 22, 2026)	US	Full Year

KMP Management

James O'Brien	Chief Financial Officer	US	Appointed November 3, 2025
(1) Jane Bell was appointed Co-Chair of Nomination and Remuneration Committee with William Burns on April 24, 2026.
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
The Nomination and Remuneration Committee is wholly comprised of independent members. The board is satisfied that all members of the Nomination and Remuneration Committee during the reporting period are independent. During FY26 the members of the Nomination and Remuneration Committee were as follows: William Burns (Chair), Jane Bell (appointed Co-Chair on April 24, 2026), Philip Facchina and Lyn Cobley.
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
The Committee receives proposals and recommendations from the executive team, which it reviews critically and independently. When appropriate the Nomination and Remuneration Committee will seek advice or recommendations from independent external consultants, including benchmarking studies. Advice provided by consultants during the year did not constitute a ‘remuneration recommendation’ as defined in section 9B of the Corporations Act and was received free from any undue influence by Key Management Personnel to whom the advice related.
Executive Remuneration Strategy
The remuneration strategy is designed to ensure Mesoblast can:
•Attract and retain experienced leaders and emerging experts in an innovative field and on a global basis.
•Reward performance that will lead in the long term to improved patient outcomes and increased shareholder wealth.
Our team predominantly comprises individuals with specialist skill sets, 70% of whom are in the US, with the remainder in Australia, Singapore and Switzerland. Retaining these employees, who often are at the top of their respective fields, is imperative in ensuring Mesoblast can continue to work towards complex and long-term goals.
Biopharmaceutical product development and commercialization is a highly specialized and speculative undertaking, and it involves a substantial degree of risk. To achieve and maintain long term profitability, companies must successfully develop product candidates, obtain regulatory approval, manufacture, market and sell those products for which regulatory approval is obtained. If this occurs, revenues depend on the size of markets in which product candidates receive approval, the ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. Not all companies succeed in these activities, and not all companies generate revenue from product sales that is significant enough to achieve profitability.
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
Mesoblast has moved into the commercialization phase for its first product Ryoncil®, but is still in the development phase for other product candidates such as rexlemestrocel-L.
Without the interim milestone steps on the way to the approval and potential commercialization of therapies such as rexlemestrocel-L, the extensive safety and efficacy data required would not be sufficient and approval by global regulatory authorities would not be achievable. Time and costs are an important component in this process of research, testing and milestone achievement, as all have compounding effects on realizing our commercial potential and ultimately shareholder value.
To address the above, Mesoblast’s remuneration framework comprises:
-competitive fixed remuneration
-annual incentive payments contingent on both efficient product candidate development and approvals and successful commercialization
-longer term milestone-based incentive payments
-payment delivered, in part, as options, which conserves cash, aligns with shareholder interests, and focuses executives on strategy, risk management, and execution that optimizes shareholder value.
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
-Provides value only if milestones lead to increases in share price, aligning with the shareholder experience.
-Conserves cash.
-Enables risk management via malus.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Process and Oversight	Assessed annually on market relativities in employee's domicile based on position accountabilities. The Nomination and Remuneration Committee makes specific recommendations to the board on remuneration packages for senior executives for approval.	Paid annually for performance against annual corporate and individual KPIs. For our CEO, the Nomination and Remuneration Committee (NRC) sets the KPIs at the commencement of the financial year and assesses performance and makes recommendations to the Board for approval. The Board retains final authority to approve the CEO's STI and the STI pool for other employees, acting on the NRCs recommendation. For our CMO, CFO and other senior management the NRC recommends the STI pool based on it's assessment of the Group's performance. Allocations from the approved STI pool for our CMO, CFO and other senior management are determined by our CEO with reference to their individual KPIs.	The Nomination and Remuneration Committee (NRC) has oversight of the Company's option grant framework - overseeing the quantum of option grants and attaching milestones, assessing achievement, and making recommendations to the Board for approval. The Board retains final authority to approve the quantum of options granted to each KMP and executive, acting on the NRC's recommendation.

For milestone-based options, the NRC also recommends the milestones and the quantum of options allocated to each KMP and executive. Milestones are selected to reflect the Company's strategic priorities for the performance period — including clinical, regulatory, commercial and financial deliverables — and are calibrated to require demonstrably stretching, business-critical outcomes. Each milestone, its allocated options, and the conditions required to demonstrate satisfaction are fixed and documented at the date of grant.

The NRC monitors performance, applying a structured, evidence-based assessment against the milestones set at grant, has sole responsibility for determining whether milestones have been achieved for vesting eligibility. Milestones not achieved in accordance with those predetermined conditions lapse, with no discretion to re-test, substitute or re-weight a milestone after the date of grant.

Eligibility	All employees	All employees hired on or before March 31, 2026 are eligible for consideration. Employees hired during the year are recognized on a pro-rata basis.	All eligible participants who are in positions to influence achievement of our long- term outcomes and, where required, for attraction and retention.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Quantum of opportunity	Set according to each position’s accountabilities, the incumbent’s experience and qualifications, and regional market relativities.
Set as a percentage of fixed pay. Quantum generally lower than LTI to conserve cash.
CEO maximum STI:
100% of Fixed Remuneration
CMO maximum STI: 50% of Fixed Remuneration.
CFO maximum STI: 40% of Fixed Remuneration.

Set using a percentage of fixed pay as a guideline.
CEO, CMO & CFO maximum LTI: approximately 100% of fixed remuneration
The actual grant value for the LTI may vary year on year from this proportion based on various factors being taken account including:
-shareholder dilution
-internal relativities
-share price volatility

Delivered as	Cash.	For our CEO, payment is delivered 50% in cash and 50% in time-based options (12 month vesting period) with a 7-year expiry date and an exercise price equal to the market price (5 day VWAP).

		For all executives other than our CEO, the STI is delivered in cash.	Options over ordinary shares in Mesoblast Limited with a 7-year expiry date. Option exercise price will be based on the higher of the VWAP of the 5 ASX trading days up to board approval of the grant, and the last closing price of an ordinary share on the ASX at board approval.

	Fixed Pay	Performance-based Remuneration
		Short-term Incentives	Long-term Incentives
Performance and service period	N/A	1 year	Milestones relate to longer term objectives that are planned to take 12 to 36 months to achieve. The performance and service period is from grant date through to the date of achievement of the milestone as approved by the Nomination and Remuneration Committee.

Importantly, milestone based options are also subject to time-based conditions which restrict vesting of the grant to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months effectively resulting in an extension of the service period in instances where milestones are achieved ahead of time.

Discretion, malus and clawback	N/A	The board has the authority to use its discretion to amend individual outcomes “in year”, including down to zero, prior to any payment. Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.	The Board can apply discretion to lapse both vested and unvested outstanding options in situations where executives have behaved dishonestly or fraudulently. Additionally, effective FY24 we adopted a policy for the recovery of erroneously awarded incentive compensation.

Cessation of employment	N/A	No award will be made to employees who have ceased employment unless the Board exercises it's discretion.	Unvested options are forfeited unless Board exercises discretion. Vested options can be retained subject to being exercised within a certain period, usually 60 days from cessation of employment as specified in our Employee Share Option Rules.

Hedging	The Company’s share trading policy prohibits hedging via the Company’s derivatives.

Remuneration Mix
FY26 remuneration mix at maximum for our executive KMPs is described in Figure 1.
Figure 1 – Executive KMP Remuneration Mix
The actual LTI grant value year-on-year may vary from the target remuneration mix depending on factors such as:
•Dilution considerations
•Internal relativities
•Date of grant

Responses to frequent questions on the Mesoblast framework
The following table presents responses to common queries on the Mesoblast remuneration framework.
Table 3 – Executive Remuneration Framework

Why do you use milestone performance measures for the STI and LTI?
Mesoblast is in the early stages of commercialization of Ryoncil® and in the research phase for other products such as Revascor®. Traditional financial metrics are not meaningful, nor can they be effectively used to accurately reflect the performance of our business, which is heavily focused on ramping up new business structures to enable commercial sales as well as ongoing research and new product development. What creates lasting shareholder value are achievement of key milestones that will lead to step changes in revenue growth, as well as successful outcomes from research and development, entry into new collaborations and achievement of other planned and well-considered corporate objectives. Success will only result in significant reward under the LTI if the market values our achievements. If it does, our share price increases. The LTI options become valuable. If not, the options have no intrinsic value. This combination of milestones and payment in options work in tandem for fair payment for performance aligned with shareholder returns. This is a standard biotechnology company practice. Now Mesoblast has entered the commercialization phase for Ryoncil®, the Nomination and Remuneration Committee will continue to assess when more traditional financial metrics become meaningful.

Why does some of the long-term incentive award vest earlier than a three-year period?	Within biotechnology, basing long term incentives on achievement of performance milestones is an established method for aligning pay with performance. The other factor that is critical is time. While we allow three years for milestones, earlier achievement is better, because if milestones are achieved earlier then less cash will have been used by the Group to support the program and associated overheads than if achieved at the end of three years. Therefore, we have configured the plan to allow for early vesting for early achievement, but only to a point. We still insist that even if all milestones are achieved early, some options remain unvested for three years, to ensure that, if given a choice with a limited budget, employees focus on those milestones most likely to deliver the most value over the longer term, as well as encouraging employee retention. We believe that this framework is innovative, and a great fit for the nature of our business. We acknowledge it does not look and feel like a typical ASX-listed company LTI, and therefore may not meet the standard guidelines applied by many, but we are not typical. We are open to considering alternatively designed incentives that address the value drivers of milestone achievement, time to achieve them, prioritization of milestones given limited resourcing, and impact on longer term share price, but so far we have not found any other incentives as effective.
What is Mesoblast's position on STI deferral?
From May 2025, the CEO's STI is paid 50% in options that vest in 12 months. For other employees, Mesoblast policy is configured to enable employee mobility across jurisdictions including those that do not have STI deferral. Therefore, STI is paid in cash.

Mesoblast performance during FY2026
Table 4 provides share price performance data and selected financial results.
Table 4 – Company share price performance and selected financial results over the last five years

	Currency	2026	2025	2024	2023	2022
Share price (ASX:MSB)
– closing at June 30	A$	1.96	1.66	0.99	1.135	0.61
– high for the year	A$	3.07	3.35	1.39	1.28	2.1
– low for the year	A$	1.58	0.89	0.26	0.68	0.61
Market capitalization at June 30 (millions)	A$	2,542	2,125	1,130	924	397
– increase/(decrease) – (millions)	A$	417	995	206	527	(888)
– increase/(decrease) – as %		20%	88%	22%	133%	(69)%
Revenue (millions)	US$	120.3	17.2	5.9	7.5	10.2
– increase/(decrease) – as %		599%	191%	(21%)	(27)%	37%
Loss before income tax (millions)	US$	56.9	101.8	88.1	82.1	91.6
Net Assets (millions)	US$	568.7	597.4	480.4	501.8	497.0
Dividends paid		—	—	—	—	—
Return of Capital to Shareholders		—	—	—	—	—
The Board assessed the Chief Executive Officer's performance against four pre-determined short-term incentive (STI) objectives: commercial execution, financing, clinical & regulatory development and organizational capability.

FY26 was a transformational year for the Group, marked by the successful commercialization of Ryoncil® in the United States, significant revenue growth, continued advancement of the Group's clinical programs, and a strengthening of the balance sheet.

During FY26, the CEO accelerated the successful commercial launch of Ryoncil® in the United States. Key achievements included Medicaid J code, obtaining a product-specific HCPCS J-Code, expanding payor coverage to more than 280 million insured lives, and onboarding a substantial proportion of leading U.S. transplant centres. Commercial uptake exceeded expectations, with Ryoncil® generating $115 million in net revenue during its first full year on the market. The product achieved profitability during FY26 and established a foundation for continued revenue growth while supporting investment in the Group's late-stage development pipeline.

The Board also recognized the successful refinancing of the Group's existing debt facilities through a new five-year non-dilutive financing arrangement. This transaction improved the Group's financial flexibility, reduced funding costs and strengthened the Group's capital structure to support future growth.

Significant progress was achieved across the Group's development portfolio during FY26. Milestones included advancement of the Phase 3 development program for Ryoncil® for the adult patient population of steroid-refractory acute graft versus host disease and continued progress in the rexlemestrocel-L for both the LVAD and chronic low back pain program which completed enrollment targets for its pivot phase 3 clinical trial in the year.

The CEO also strengthened the Company's organizational capability through the recruitment of key executives and the continued development of the Company's commercial and operational infrastructure to support growth following the launch of Ryoncil®.

Remuneration outcomes for the year ended June 30, 2026
STI
The board have assessed the short-term incentive (STI) performance of both the Group and CEO against the relevant short term incentive (STI) key performance indicators (KPIs) for the financial year ended June 2026. Our CEO's performance against his STIs related KPIs are in Table 5 below.

Table 5 - CEO's performance against FY26 STI KPIs
Objectives/Performance Assessment	Maximum as % of total STI	Rating	Outcome as % of total STI
Execute on Clinical and Regulatory Strategy (25%)
•For adult GVHD the company executed a collaboration and clinical trial agreement with the Bone Marrow Transplant Network, secured FDA and central IRB approvals and commenced the phase 3 clinical trial.
•For DMD, IND cleared by FDA for a phase 3 registration trial to aim to extend Ryoncil label to ambulatory children with DMD
•For rexlemestrocel‑L, for CLBP the Group completed enrollment of the Phase 3 trial, surpassing the target of 300 patients, progressed BLA preparation activities, advanced commercial manufacturing capabilities and continued engagement with the FDA under the program's RMAT designation. This successful advancement of these activities in year has been critical to us maintaining our planned timelines for a potential BLA filing for the CLBP indication.
•In relation to LVAD, the Group completed commercial manufacturing scale-up activities and obtained the FDA filing number for the LVAD program.
The Board has rated performance for this objective as exceptional.
	25%	120%	30%
Execute on Commercial Strategy (50%)
The most significant achievement during the year was the continued success of the commercialization of Ryoncil® in the United States.
•Key milestones included achieving a Medicaid J‑Code, onboarding a further 25 transplant centres and achieving commercial insurance coverage for more than 90% of covered lives at 100% of WAC, substantially exceeding the target of 50% coverage at 85% of target price.
•Commercial performance in FY26, highlighted by net sales of $115 million, exceeded target.
The successful launch of Ryoncil®, combined with effective cost management, saw the Group substantially cut quarterly operating cash burn in the year and effectively extend its cash runway.
 The Board has rated performance for this objective as exceptional.
	50%	120%	60%
Execute on Financing Strategy (20%)
•The Group extinguished its Oaktree and NovaQuest loans which were replaced with a lower-cost, longer-term facility which extended repayment terms by five years and materially improved the Company's financial position.
•The transaction reduced financing costs, removed significant structural constraints, simplified the security package and increased strategic flexibility, positioning the Company to better capitalize on the value of its unpartnered assets, commercial growth of Ryoncil® and the advancement of its late-stage pipeline.
The Board has rated performance for this objective as exceptional.
	20%	120%	24%

Organizational Capability (5%)
As part of the Company's transition to a commercial-stage biotechnology organization, the CEO continued to strengthen Mesoblast's executive leadership and commercial capabilities. During FY26, the Company successfully recruited a Chief Financial Officer and Head of Clinical Development and Medical Affairs, while also building an in-house Key Account Management team to support the commercialization of Ryoncil®. These appointments enhanced leadership depth across critical commercial, financial and clinical functions and positioned the Company to execute its growth strategy, support expanding commercial operations and advance its late-stage development portfolio.

The Board has rated performance for this objective as exceptional.
5%	120%	6%
In assessing performance, the Board considered not only the achievement of all agreed objectives, but also the extent to which outcomes exceeded original expectations for all KPIs and contributed materially to shareholder value as seen by an 18% TSR increase for the year. The Board assessed the Groups performance at 100% and for our CEO the Board determined that he achieved an overall STI outcome of 120% of maximum, reflecting exceptional performance against the FY26 KPIs through consistent delivery of outcomes beyond maximum levels across commercial, financial, operational and clinical development objectives while demonstrating strong leadership during a transformational year for the Company.

LTI
The structure of our LTI program, including the strategic rationale and process for granting and vesting milestones has been provided in Table 2.
For our executive KMP milestone-based options and the legacy consulting options for Philip Krause, Tables 6a-6c below outline the number of milestone-based options achieved each year and the year in which the options will vest given time-based vesting restrictions are also applicable. Time-based vesting conditions restrict vesting of the grant to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months effectively resulting in an extension of the service period in instances where milestones are achieved ahead of time.
Where an LTI milestone remains commercial in confidence it has been described in general terms. Milestones may also have an associated delivery window and/or budget target which are taken into account when determining if it was achieved. Some clinical outcomes can be partially met depending on the quality and/or cost of results or extent of patient participation.

Table 6a – LTI Outcomes of CEO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending	Forfeited
				Pre FY26	FY26	FY27	FY28	FY29
Nov 2025(1)	Strong commercial execution following the launch of Ryoncil® in the US market, with gross sales performance materially exceeding the target set for the year, reflecting successful commercialization of the Group's lead product.	278,572	FY26	—	—	278,572	—	—	—	—	—
	Successful execution of our debt refinancing strategy that reduced the Group's finance expenses.	278,572	FY26	—	—	278,572	—	—	—	—	—
	Progression of the Group's lifecycle management strategy to broaden the approved uses of Ryoncil®, supporting future revenue diversification.	278,571	FY26	—	—	92,856	185,715	—	—	—	—
	Financial & Business Development related milestone to complete a strategic partnership transaction involving one or more cell therapy assets.	278,571	Pending	—	—	—	—	—	—	278,571	—
	Regulatory milestones in relation to the rexlemestrocel-L platform.	278,572	Pending	—	—	—	—	—	—	278,572	—
	Manufacturing milestones related to process development.	278,571	Pending	—	—	—	—	—	—	278,571	—
	Regulatory and clinical milestone related to RYONCIL.	278,571	Forfeited	—	—	—	—	—	—	—	278,571
	Total for Nov 2025 Grant	1,950,000		—	—	650,000	185,715	—	—	835,714	278,571
Nov 2024(2)	Securing of key regulatory and third-party research network support to advance a pivotal adult GVHD trial, reducing execution risk and cost through collaboration with a leading US clinical trial network.	435,120	FY26	—	—	—	435,120	—	—	—	—
	Constructive engagement with the FDA to explore a potentially faster route to market for the Group's CLBP program, supporting the Group's strategy of accelerating time to commercialization for its late-stage pipeline.	435,120	FY26	—	—	—	435,120	—	—	—	—
	Commercial, Financial & Business Development milestones for RYONCIL commercial launch milestones related to US patient lives covered by commercial and government payors, and for raising capital through any combination of refinancing, strategic capital or equity.	932,400	FY25	—	—	766,640	165,760	—	—	—	—
	Regulatory and clinical milestone related to our rexlemestrocel-L product candidate and BLA approval and label expansion of RYONCIL.	1,305,360	FY25	—	1,036,000	269,360	—	—	79%	—	—
	Total for Nov 2024 Grant	3,108,000		—	1,036,000	1,036,000	1,036,000	—	33%	—	—

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending	Forfeited
				Pre FY26	FY26	FY27	FY28	FY29
Nov 2023(3)	Meaningful progress in patient recruitment for the Group's pivotal Phase 3 trial in CLBP, moving the program closer to completion and an eventual data readout.	363,000	FY26	—	—	363,000	—	—	—	—	—
	Regulatory and clinical milestones in relation to the remestemcel-L platform.	726,000	FY25	—	645,334	80,666	—	—	89%	—	—
	Regulatory milestone related to gain alignment with FDA on certain aspects of the development program for CHF.	242,000	FY24	242,000	—	—	—	—	100%	—	—
	Financial & Business Development related milestone to completion of a strategic capital raise to fund development programs through to key milestones.	726,000	FY24	564,667	161,333	—	—	—	100%	—	—
	Regulatory and clinical milestones in relation to the remestemcel-L platform.	363,000	Pending	—	—	—	—	—	—	363,000	—
	Total for Nov 2023 Grant	2,420,000		806,667	806,667	443,666	—	—	67%	363,000	—
Nov 2022(4)	Delivering on key clinical strategic initiatives including completion of key regulatory and clinical activities for remestemcel-L.	465,000	FY26	—	465,000	—	—	—	100%	—	—
	Commercial milestone in relation to the launch of remestemcel-L.	930,000	Pending	—	—	—	—	—	—	930,000	—
	Financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms	930,000	Pending	—	—	—	—	—	—	930,000	—
	Total for Nov 2022 Grant	2,325,000		—	465,000	—	—	—	20%	1,860,000	—
Nov 2021(5)	Meaningful progress on business development and research objectives during the year, including completion of a significant licensing transaction for a patented cell-engineering technology platform, developed in collaboration with a leading US research institution, for use in enhancing the potency and precision of the Group's mesenchymal lineage cell products. This transaction expands the Group's proprietary technology base and potentially expands the product pipeline into new inflammatory and autoimmune disease indications.	620,000	FY26	—	620,000	—	—	—	100%	—	—
	Achievement of key manufacturing capability and capacity improvements required to reliably supply commercial demand, supporting continued growth in product sales and readiness for future label expansions.	310,000	FY26	—	310,000	—	—	—	100%	—	—
	Regulatory/Commercialization progress with respect to our aGVHD program and clinical progress across the Company’s lead programs with specific allocation for each program milestone based on priority.	510,000	FY23	510,000	—	—	—	—	100%	—	—
		110,000	FY24	110,000	—	—	—	—	100%	—	—
	Total for Nov 2021 Grant	1,550,000		620,000	930,000	—	—	—	100%	—	—

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending	Forfeited
				Pre FY26	FY26	FY27	FY28	FY29
Nov 2020(6)	Clinical/Commercialization milestones related to clinical and commercialization progress across the Company’s lead programs.	480,000	FY22	480,000	—	—	—	—	100%	—	—
	Completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.	480,000	FY25	480,000	—	—	—	—	100%	—	—
	Manufacturing milestones related to process development.	240,000	FY22	240,000	—	—	—	—	100%	—	—
	Total for Nov 2020 Grant	1,200,000		1,200,000	—	—	—	—	100%	—	—
Nov 2019(7)	Granting of a PDUFA date for remestemcel-L(8).	673,334	FY20	673,334	—	—	—	—	100%	—	—
	US FDA approval of remestemcel-L(8).	673,333	FY25	673,333	—	—	—	—	100%	—	—
	Total for Nov 2019 Grant	1,346,667		1,346,667	—	—	—	—	100%	—	—
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
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
(8)For the treatment of pediatric SR acute GVHD.

Table 6b – LTI Outcomes of CMO's milestone-based grants

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY26	FY26	FY27	FY28	FY29
Nov 2025(1)	Regulatory and clinical milestones in relation to the rexlemestrocel-L platforms.	615,000	Pending	—	—	—	—	—	—	615,000
	Financial & Business Development related milestone to complete a strategic partnership transaction involving one or more cell therapy assets.	205,000	Pending	—	—	—	—	—	—	205,000
	Total for Nov 2025 Grant	820,000		—	—	—	—	—	—	820,000
Nov 2024(2)	Constructive engagement with the FDA reviewing the regulatory path to market for the Group's CLBP program, reflecting the Group's ongoing strategy of pursuing regulatory pathways to bring later-stage pipeline products to market sooner and at lower cost.	378,400	FY26	—	—	252,267	126,133	—	—	—
	Securing of key regulatory and third-party research network support to advance a pivotal adult GVHD trial, reducing execution risk and cost through collaboration with a leading US clinical trial network.	189,200	FY26	—	—	—	189,200	—	—	—
	Regulatory milestones related to gaining alignment with FDA on LVAD.	378,400	FY25	—	315,334	63,066	—	—	83%	—
	Total for Nov 2024 Grant	946,000		—	315,334	315,333	315,333	—	33%	—
Nov 2023(3)	Meaningful progress in patient recruitment for the Group's pivotal Phase 3 trial in CLBP, moving the program closer to completion and an eventual data readout.	222,000	FY26	—	222,000	—	—	—	100%	—
	Regulatory milestone related to gaining alignment with FDA on certain aspects of the development program for CHF.	148,000	FY24	148,000	—	—	—	—	100%	—
	Regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	222,000	Pending	—	—	—	—	—	—	222,000
	Strategic corporate partnership milestones in relation to the remestemcel-L and rexlemestrocel-L platforms.	148,000	Pending	—	—	—	—	—	—	148,000
	Total for Nov 2023 Grant	740,000		148,000	222,000	—	—	—	50%	370,000
Nov 2022(4)	Milestones related to the regulatory progress of remestemcel-L(5)	600,000	FY24 & FY25	600,000	—	—	—	—	100%	—
	Milestone related to the clinical progress of the Company’s lead products.	300,000	FY25	—	300,000	—	—	—	100%	—
	Total for Nov 2022 Grant	900,000		600,000	300,000	—	—	—	100%	—
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.

(3)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(5)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.
Table 6c – LTI Outcomes of milestone-based grants to Phil Krause

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY26	FY26	FY27	FY28	FY29
Nov 2025(1)	Progression of the Group's lifecycle management strategy to broaden the approved uses of Ryoncil®, supporting future revenue diversification.	218,750	FY26	—	—	218,750	—	—	—	—
	Regulatory and manufacturing milestones in relation to the rexlemestrocel-L platforms.	437,500	Pending	—	—	—	—	—	—	437,500
	Regulatory milestones related to gaining alignment with FDA for Ryoncil® in additional indications.	218,750	Pending	—	—	—	—	—	—	218,750
	Total for Nov 2025 Grant	875,000		—	—	218,750	—	—	—	656,250
Nov 2024(2)	Milestones related to the regulatory progress of remestemcel-L	392,500	FY25	—	261,667	130,833	—	—	67%	—
	Regulatory milestones related to gaining alignment with FDA on LVAD.	392,500	FY25	—	—	130,834	261,666	—	—	—
	Total for Nov 2024 Grant	785,000		—	261,667	261,667	261,666	—	33%	—
Nov 2023(3)	Milestones related to the regulatory progress of remestemcel-L(4)	325,050	FY24	325,050	—	—	—	—	100%	—
	Regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms	659,950	Pending	—	—	—	—	—	—	659,950
	Total for Nov 2023 Grant	985,000		325,050	—	—	—	—	33%	659,950
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(3)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(4)For pediatric patients with SR-aGVHD with the FDA, including the resubmission of its BLA and its potential approval by the FDA.

Table 6d – LTI Outcomes of milestone-based grants to James O'Brien

Date Granted	Milestone	No. of Options	Year Milestone Achieved	FY in which the tranche has/will vest after factoring in time- based vesting conditions					% Vested	Pending
				Pre FY26	FY26	FY27	FY28	FY29
Dec 2025	Successful execution of a refinancing strategy that extended debt repayment terms by five years and provided greater financial flexibility to fund the Group's growth priorities.	162,500	FY26	—	—	162,500	—	—	—	—
	Financial, Capital Markets & Business Development related milestone related to increasing long term shareholder value and executing strategic transactions.	487,500	Pending	—	—		—	—	—	487,500
	Total for Dec 2025 Grant	650,000		—	—	162,500	—	—	—	487,500
Table 7 represents remuneration paid to each executive KMP during the year as required by Section 300A of the Corporations Act 2001.
Table 7 – Statutory remuneration paid to executive KMP

		Short-term benefits
			Base salary	Short-term bonus(1)(2)	Annual Leave/ Holiday Pay(3)	Non- monetary benefits	Health and Other Benefits(4)	Post-employment benefits Super- annuation	Long-term benefits Long service leave(3)	Share- based payments Options(5)(6)	Other Termi- nation benefits	Total Statutory Remuneration	% of performance-based remuneration
Name	Year	Currency	$	$	$	$	$	$	$	$	$	$	%
Executive Directors
Silviu Itescu	2026	A$	1,348,974	1,659,630	29,561	—	—	30,000	2,281	3,361,375	—	6,431,821	78%
Silviu Itescu	2025	A$	771,396	871,443	579,965	—	—	29,932	153,082	6,042,429	—	8,448,247	82%
Eric Rose	2026	A$	878,313	461,793	—	—	77,537	—	—	1,062,768	—	2,480,411	61%
Eric Rose	2025	A$	665,276	564,002	—	—	47,838	—	—	3,342,086	—	4,619,202	85%
Total Executive Directors	2026	A$	2,227,287	2,121,423	29,561	—	77,537	30,000	2,281	4,424,143	—	8,912,232	73%
Total Executive Directors	2025	A$	1,436,672	1,435,445	579,965	—	47,838	29,932	153,082	9,384,515	—	13,067,449	83%
Total Executive Directors	2026	US$(7)	1,512,773	1,440,871	20,078	—	52,663	20,376	1,549	3,004,878	—	6,053,187	73%
Total Executive Directors	2025	US$(7)	929,670	928,876	375,295	—	30,956	19,369	99,059	6,072,720	—	8,455,945	83%
Executive KMP
James O'Brien	2026	A$	417,157	166,862	24,079	—	31,451	—	—	264,729	—	904,278	48%
James O'Brien	2026	US$(7)	283,333	113,333	16,354	—	21,361	—	—	179,804	—	614,185	48%
(1)The FY26 bonus for CEO includes $829,815 of the FY26 bonus which will be paid as options.
(2)The FY25 bonus for CEO includes $123,984 of the FY25 bonus which has been paid as options given the May 2025 amendment to the CEO contract included the requirement to pay 50% of STI in options. Given the FY23 and FY24 bonus was recognized at fair value in prior periods, there is a present value adjustment in FY25 as a result of the payment being made in FY25 and time value discount in the original fair value unwinds. The present value adjustment recognized in FY25 on the FY23 and FY24 bonus was $47,188 and $56,625 respectively.
(3)Annual leave and Long service leave reflect the movement in provision balances at June 30, 2026 compared with June 30, 2025. Following a benchmarking review, the CEO's fixed remuneration was adjusted in May 2025. Of the $579,965 in annual leave and $153,082 in long service leave recognized in FY25, $534,013 and $145,078, respectively, relates to a revaluation of the provisions in May 2025 given the change in his fixed remuneration.
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
(7)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6792 has been used for the year ended June 30, 2026 and 1:0.6471 for the year ended June 30, 2025.
Fixed remuneration

The CEO's remuneration package was benchmarked and adjusted from May 2025 including a change to his fixed remuneration. The CEOs remuneration was assessed in the context of the role and scope expansion given the transition of the Group from research to commercialization given the FDA approval of Ryoncil®. Eric Rose was appointed as our CMO in FY22, his monthly fixed remuneration has not changed since his appointment. James O'Brien was appointed as our CFO in November 2025. Both our CEO and CMO volunteered base salary reductions of 30% for a 12-month period ending August 31, 2025. In compensation for the reduction in cash pay, an option grant was approved by shareholders with an approval vote of 93% at the 2024 AGM, increasing the CEO and CMO's long-term equity-based at risk pay for further alignment of their interests with shareholders.
Non-Executive Director (“NED”) Remuneration
As at June 30, 2026 the Board comprised of six NEDs; two based in Australia, two in the United States, one in the Bahamas and one in Switzerland. These directors are global experts in the biopharmaceutical industry and/or capital markets, each with relevant experience in biotechnology and/or healthcare industries or corporate finance and governance.
There have been no changes to NED fees from last year except for the Chair fee which transitioned from A$250,000 to US$250,000 per annum effective 1 January 2026 (See table 8).

Dr Gregory George has declined the opportunity to receive cash NED fees and has received no NED fees since his appointment. Initially in FY26 Philip Krause received no NED fees given he held a consulting role with the Group, coinciding with the cessation of his consulting agreement on March 31, 2026, his NED fees recommenced.
Table 8 – Annual NED fees
(exclusive of superannuation where applicable for Australian directors)

		As at June 30, 2026
Position	Currency	Board of Directors	Audit and Risk Committee	Nomination and Remuneration Committee	Clinical Committee
Chair	A$	250,000(1)	20,000	20,000	20,000
Chair	US$	250,000(2)	—	—	—
Vice Chair	A$	175,000	—	—	—
Member	A$	128,250	10,000	10,000	10,000
(1)The annual Chair fee of A$250,000 was applicable for the period July 1, 2025 to December 31, 2025.
(2)The annual Chair fee of US$250,000 was applicable for the period January 1, 2026 to June 30, 2026.
The NEDs' fixed fees for their services are not to exceed a maximum fee pool of A$1,500,000, as approved by shareholders at the 2018 Annual General Meeting.
NEDs do not receive performance-related remuneration and are not provided with retirement benefits other than statutory superannuation. An exception are legacy performance based LTI granted to our non-independent NED, Philip Krause, in relation to his previous consulting role as a strategic regulatory advisor.
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
The grants enable Mesoblast to secure NEDs with global pharmaceutical experience cash-effectively. Governance is not compromised because no performance or service conditions apply. The majority of shareholders voted in favor of our NED LTI grants at the November 2025, 2024, 2023, 2022 and 2021 AGMs.
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role from June 4, 2023 to March 31, 2026 on which date the agreement ceased. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023 until March 31, 2026. On July 1, 2025, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of US$50,000 as compensation for both his strategic advisory services and his role as non-executive director. In addition to the monthly retainer, Philip Krause received 875,000 milestone-based options, which were approved by shareholders at the November 2025 AGM, which will vest subject to achieving the performance milestones and time-based vesting conditions and have a 7 year term. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2026 and 2025 was US$450,000 and US$240,000. As the fees relating to the amended consulting agreement are in relation to both his advisory and director roles, they are disclosed in Table 9.
Further details on the number of options and exercise price can be found in section “Terms and conditions of share-based payment arrangements”.
Remuneration Details - NEDs
Details of the remuneration of our NEDs for the years ended June 30, 2026 and June 30, 2025 are in Table 9.
Table 9 – Director Fees

	Year	Currency	Base Salary	Super- annuation	Share-based payments Options	Total Statutory Remuneration
Jane Bell	2026	A$	190,708	22,885	13,795	227,388
Jane Bell	2025	A$	125,000	14,671	239,302	378,973
William Burns	2026	A$	191,310	—	9,111	200,421
William Burns	2025	A$	100,000	—	177,357	277,357
Lyn Cobley	2026	A$	153,250	18,390	199,912	371,552
Lyn Cobley	2025	A$	24,966	2,871	18,810	46,647
Philip Facchina	2026	A$	256,571	—	7,394	263,965
Philip Facchina	2025	A$	79,125	—	142,758	221,883
Gregory George	2026	A$	—	—	199,912	199,912
Gregory George	2025	A$	—	—	18,810	18,810
Philip Krause	2026	A$	697,107	—	1,101,172	1,798,279
Philip Krause	2025	A$	370,885	—	1,147,832	1,518,718
Joseph Swedish(3)	2025	A$	27,579	—	54,646	82,225
Total Non-Executive Directors	2026	A$	1,488,946	41,275	1,531,296	3,061,517
Total Non-Executive Directors	2025	A$	727,555	17,542	1,799,515	2,544,612
Total Non-Executive Directors (1)	2026	US$	1,011,292	28,034	1,040,056	2,079,382
Total Non-Executive Directors (1)	2025	US$	470,801	11,351	1,164,466	1,646,618
(1)The A$ results have been determined by calculating the average rate of the exchange rates on the last trading day of each month during the period. A US$:A$ exchange rate of 1:0.6792 has been used for the year ended June 30, 2026 and 1:0.6471 for the year ended June 30, 2025.
(2)Philip Krause has been a non-executive director of Mesoblast since March 2022. Within FY2026, A$34,563 relates to director fees earned in his role as an independent non-executive director and A$662,544 relates to his amended consulting agreement through which he was paid a monthly retainer of US$50,000 as compensation for strategic advisory services (forgoing fees for his role as non executive director) from July 1, 2025 to March 31, 2026.
(3)On November 15, 2024, Joseph Swedish retired as director of the Company.
Terms and conditions of option grants and equity holdings
Details of options over ordinary shares provided as remuneration to each director and member of key management personnel for the years ended June 30, 2026 and June 30, 2025 are provided in the tables below.
Table 10 – The value of options granted, exercised and lapsed.

	Number of options granted	Remuneration consisting of options (1)	Values of options granted (2) A$	Value of options exercised (3) A$	Value of options forfeited (4) A$
For the year ended June 30, 2026
Silviu Itescu(5)	2,025,600	52%	3,147,580	—	432,871
Eric Rose(5)	820,000	43%	1,274,198	2,062,784	—
James O'Brien(6)	650,000	29%	832,325	—	—
Jane Bell	—	6%	—	—	—
William Burns	—	—	—	64,584	—
Lyn Cobley(7)	200,000	54%	336,200	—	—
Philip Facchina	—	—	—	—	—
Gregory George(7)	200,000	100%	336,200	—	—
Philip Krause(5)	875,000	61%	1,010,625	—	—
For the year ended June 30, 2025
Silviu Itescu(8)	5,796,154	72%	8,657,210	—	—
Eric Rose(8)	3,212,188	72%	4,777,850	856,372	—
Jane Bell(9)	192,308	63%	224,385	—	—
William Burns(9)	150,000	64%	175,020	—	—
Lyn Cobley	—	—	—	—	—
Philip Facchina(9)	121,731	64%	142,036	—	—
Gregory George	—	—	—	—	—
Philip Krause(10)	1,325,000	76%	1,173,146	—	—
Joseph Swedish(9)	28,510	66%	33,265	—	—
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
(5)These grants were approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on December 23, 2025.
(7)These grants were approved by the Board on May 10, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.

(8)These grants were approved by the Board on August 27, 2024 and September 10, 2024, respectively, and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(10)These grants were approved by the Board on March 11, 2024 and August 27, 2024, respectively, and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
There have been no modifications to any terms and conditions of share-based payment transactions during the years ended June 30, 2026 and 2025.

Reconciliation of Options held by KMP
The table below shows a reconciliation of options over ordinary shares of Mesoblast Limited held by each KMP from the beginning to the end of FY26.
Table 11 – Reconciliation of options held by each KMP during FY26.

		Balance at July 1, 2025		Granted as compensation during FY26	Vested during FY26		Exercised during FY26		Forfeited / Lapsed during FY26		Balance at June 30, 2026
Name	Grant Date	Vested	Unvested	Number	Number	%	Number	%	Number	%	Vested and exercisable	Unvested
Silviu Itescu	25-Nov-25(1)	—	—	1,950,000	—	—	—	—	278,571	14	—	1,671,429
Silviu Itescu	25-Nov-25(1)	—	—	75,600	—	—	—	—	—	—	—	75,600
Silviu Itescu	15-Nov-24(3)	2,222,000	—	—	—	—	—	—	—	—	2,222,000	—
Silviu Itescu	15-Nov-24(4)	—	3,108,000	—	1,036,000	33	—	—	—	—	1,036,000	2,072,000
Silviu Itescu	15-Nov-24(4)	310,770	155,384	—	155,384	33	—	—	—	—	466,154	—
Silviu Itescu	28-Nov-23(5)	806,667	1,613,333	—	806,667	33	—	—	—	—	1,613,334	806,666
Silviu Itescu	28-Nov-23(6)	1,273,070	—	—	—	—	—	—	—	—	1,273,070	—
Silviu Itescu	23-Nov-22(7)	—	2,325,000	—	1,395,000	60	—	—	—	—	1,395,000	930,000
Silviu Itescu	29-Nov-21(8)	620,000	930,000	—	930,000	60	—	—	—	—	1,550,000	—
Silviu Itescu	24-Nov-20(9)	1,200,000	—	—	—	—	—	—	—	—	1,200,000	—
Silviu Itescu	27-Nov-19(10)	1,885,334	—	—	—	—	—	—	—	—	1,885,334	—
Eric Rose	25-Nov-25(1)	—	—	820,000	—	—	—	—	—	—	—	820,000
Eric Rose	15-Nov-24(3)	1,280,651	—	—	—	—	1,280,651	100	—	—	—	—
Eric Rose	15-Nov-24(4)	—	946,000	—	315,334	33	—	—	—	—	315,334	630,666
Eric Rose	15-Nov-24(4)	291,124	145,562	—	145,562	33	—	—	—	—	436,686	—
Eric Rose	28-Nov-23(5)	148,000	592,000	—	222,000	30	—	—	—	—	370,000	370,000
Eric Rose	28-Nov-23(6)	1,220,765	—	—	—	—	—	—	—	—	1,220,765	—
Eric Rose	23-Nov-22(7)	833,334	416,666	—	416,666	33	—	—	—	—	1,250,000	—
Eric Rose	23-Nov-22(7)	600,000	300,000	—	300,000	33	—	—	—	—	900,000	—
Eric Rose	30-Nov-18	120,000	—	—	—	—	120,000	100	—	—	—	—
Eric Rose	27-Nov-19	100,000	—	—	—	—	—	—	—	—	100,000	—
James O'Brien	23-Dec-25	—	—	650,000	—	—	—	—	—	—	—	650,000
Jane Bell	15-Nov-24(4)	128,206	64,102	—	64,102	33	—	—	—	—	192,308	—
Jane Bell	28-Nov-23(6)	326,729	—	—	—	—	—	—	—	—	326,729	—
Jane Bell	23-Nov-22(11)	133,334	66,666	—	66,666	33	—	—	—	—	200,000	—
William Burns	15-Nov-24(4)	100,000	50,000	—	50,000	33	—	—	—	—	150,000	—
William Burns	28-Nov-23(6)	409,651	—	—	—	—	—	—	—	—	409,651	—
William Burns	30-Nov-18	120,000	—	—	—	—	120,000	100	—	—	—	—
William Burns	27-Nov-19	100,000	—	—	—	—	—	—	—	—	100,000	—
Lyn Cobley	25-Nov-25(2)	—	—	200,000	66,667	33	—	—	—	—	66,667	133,333
Philip Facchina	15-Nov-24(4)	81,154	40,577	—	40,577	33	—	—	—	—	121,731	—
Philip Facchina	28-Nov-23(6)	290,432	—	—	—	—	—	—	—	—	290,432	—
Philip Facchina	29-Nov-21(12)	200,000	—	—	—	—	—	—	—	—	200,000	—
Gregory George	25-Nov-25(2)	—	—	200,000	66,667	33	—	—	—	—	66,667	133,333
Philip Krause	25-Nov-25(1)	—	—	875,000	—	—	—	—	—	—	—	875,000
Philip Krause	15-Nov-24(13)	180,000	360,000	—	180,000	33	—	—	—	—	360,000	180,000
Philip Krause	15-Nov-24(4)	—	785,000	—	261,667	33	—	—	—	—	261,667	523,333
Philip Krause	28-Nov-23(14)	328,333	656,667	—	328,333	33	—	—	—	—	656,666	328,334
Philip Krause	23-Nov-22(15)	200,000	—	—	—	—	—	—	—	—	200,000	—
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on May 10, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(3)This grant related to the FY23 and FY24 STI and was approved by the Board on September 10, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.

(4)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(8)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(10)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(12)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(13)This grant was approved by the Board on March 11, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(14)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(15)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
Terms and conditions of share-based payment arrangements
The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:
Table 12 – Terms and conditions of share-based payment arrangements

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
23-Dec-25	James O'Brien	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 26-Aug-2026 one third - 26-Aug-2027 one third - 26-Aug-2028	22-Dec-32	2.90	1.28
25-Nov-25(1)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 26-Aug-2026 one third - 26-Aug-2027 one third - 26-Aug-2028	25-Aug-32	2.46	1.16(16)
25-Nov-25(1)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 26-Aug-2026 one third - 26-Aug-2027 one third - 26-Aug-2028	25-Aug-32	2.46	1.55
25-Nov-25(1)	Silviu Itescu	26-Aug-26	25-Aug-32	2.46	1.55

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
25-Nov-25(2)	Lyn Cobley Gregory George	one third - 10-May-2026 one third - 10-May-2027 one third - 10-May-2028	9-May-32	1.72	1.68
15-Nov-24(3)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: six percent - 15-Oct-2024 six percent - 30-Oct-2024 six percent - 15-Nov-2024 six percent - 29-Nov-2024 six percent - 16-Dec-2024 twelve percent - 8-Jan-2025 twelve percent - 20-Jan-2025 twelve percent - 28-Feb-2025 twelve percent - 17-Mar-2025 twelve percent - 31-Mar-2025 ten percent - 15-Apr-2025	9-Sep-31	0.01	1.56
15-Nov-24(3)	Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: twelve percent - 8-Jan-2025 twelve percent - 20-Jan-2025 twelve percent - 28-Feb-2025 twelve percent - 17-Mar-2025 twelve percent - 31-Mar-2025 ten percent - 15-Apr-2025	13-Mar-26	0.01	1.56
15-Nov-24(4)	Silviu Itescu Eric Rose Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 27-Aug-2025 one third - 27-Aug-2026 one third - 27-Aug-2027	26-Aug-31	0.97	1.49
15-Nov-24(4)	Silviu Itescu Eric Rose Jane Bell William Burns Philip Facchina	one third - 27-Feb-2025 one third - 27-May-2025 one third - 27-Aug-2025	26-Aug-31	0.97	1.17
15-Nov-24(5)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 11-Mar-2025 one third - 11-Mar-2026 one third - 11-Mar-2027	10-Mar-31	0.32	1.38
28-Nov-23(6)	Philip Krause	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 24-Oct-2024 one third - 24-Oct-2025 one third - 24-Oct-2026	23-Oct-30	0.37	0.26
28-Nov-23(7)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Oct-2024 one third - 16-Oct-2025 one third - 16-Oct-2026	15-Oct-30	0.35	0.18
28-Nov-23(8)	Silviu Itescu Eric Rose Jane Bell William Burns Philip Facchina	one third - 12-Apr-2024 one third - 12-July-2024 one third - 12-Oct-2024	11-Oct-30	0.36	0.26
23-Nov-22(9)	Philip Krause	one third - 23-May-2023 one third - 23-May-2024 one third - 23-May-2025	22-May-29	1.01	0.60

Grant date	Recipients of Grants	Vesting date	Expiry date	Exercise price A$	Value per option at grant date A$
23-Nov-22(10)	Jane Bell	one third - 24-Aug-2023 one third - 24-Aug-2024 one third - 24-Aug-2025	23-Aug-29	0.85	0.64
23-Nov-22(11)	Eric Rose	one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
23-Nov-22(11)	Silviu Itescu Eric Rose	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 17-Oct-2023 one third - 17-Oct-2024 one third - 17-Oct-2025	16-Oct-29	1.03	0.61
29-Nov-21(12)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 8-Sep-2022 one third - 8-Sep-2023 one third - 8-Sep-2024	7-Sep-28	1.77	0.42
29-Nov-21(13)	Philip Facchina	one third - 15 Apr 2022 one third - 15 Apr 2023 one third - 15 Apr 2024	14-Apr-28	2.28	1.11
24-Nov-20(14)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 16-Jul-2021 one third - 16-Jul-2022 one third - 16-Jul-2023	15-Jul-27	3.41	0.92
27-Nov-19(15)	Silviu Itescu	Vesting in accordance with the following schedule, but only after achievement of performance milestones: one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19(15)	Silviu Itescu	one third - 19-Jul-2020 one third - 19-Jul-2021 one third - 19-Jul-2022	19-Jul-26	1.47	1.03
27-Nov-19	William Burns Eric Rose	one third - 17 Nov 2020 one third - 17 Nov 2021 one third - 17 Nov 2022	17-Nov-26	1.83	0.94
30-Nov-18	William Burns Eric Rose	one third - 30 Nov 2019 one third - 30 Nov 2020 one third - 30 Nov 2021	29-Nov-25	1.33	0.54
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(2)This grant was approved by the Board on May 10, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
(3)This grant related to the FY23 and FY24 STI and was approved by the Board on September 10, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(4)This grant was approved by the Board on August 27, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(5)This grant was approved by the Board on March 11, 2024 and granted on November 15, 2024 after shareholder approval for the grant was received at the AGM.
(6)This grant was approved by the Board on October 24, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(7)This grant was approved by the Board on October 16, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.

(8)This grant was approved by the Board on October 12, 2023 and granted on November 28, 2023 after shareholder approval for the grant was received at the AGM.
(9)This grant was approved by the Board on May 23, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(10)This grant was approved by the Board on August 24, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(11)This grant was approved by the Board on October 17, 2022 and granted on November 23, 2022 after shareholder approval for the grant was received at the AGM.
(12)This grant was approved by the Board on September 8, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(13)This grant was approved by the Board on April 15, 2021 and granted on November 29, 2021 after shareholder approval for the grant was received at the AGM.
(14)This grant was approved by the Board on July 16, 2020 and granted on November 24, 2020 after shareholder approval for the grant was received at the AGM.
(15)This grant was approved by the Board on July 20, 2019 and granted on November 27, 2019 after shareholder approval for the grant was received at the AGM.
(16)Fair value estimated at June 30, 2026 as the valuation date under IFRS2 has not been met as of June 30, 2026.
Table 13 - Shares provided to KMPs on the exercise of remuneration options

	No. of options exercised during the period	No. of ordinary shares in Mesoblast Limited issued	Exercise Date	Value per share at exercise date A$	Exercise price per option A$
For the year ended June 30, 2026
Eric Rose	600,000	600,000	9-Jan-26	3.23	0.01
Eric Rose	300,000	300,000	8-Jan-26	2.90	0.01
Eric Rose	180,651	180,651	7-Jan-26	2.76	0.01
Eric Rose	200,000	200,000	6-Jan-26	2.75	0.01
Eric Rose	120,000	120,000	8-Oct-25	2.94	1.31
William Burns	120,000	120,000	21-Oct-25	2.72	1.31
For the year ended June 30, 2025
Eric Rose	548,851	548,851	28-Feb-25	2.50	0.01

KMP Shareholdings
The table below shows a reconciliation of ordinary shares held by each KMP from the beginning to the end of the 2026 financial year.
Table 14 – KMP Shareholdings

Name	Balance at the start of the year	Received during the year upon exercise of options	Acquisitions/(Disposals) during the year	Balance at the end of the year
Silviu Itescu	78,958,928	—	—	78,958,928
Eric Rose	6,107,293	1,400,651	(758,670)	6,749,274
Jane Bell	622,492	—	—	622,492
William Burns	106,250	120,000	—	226,250
Lyn Cobley	33,000	—	30,000	63,000
Philip Facchina	123,220	—	—	123,220
Gregory George	254,122,120	—	31,880,419	286,002,539
Philip Krause	287,500	—	—	287,500
Employment Agreements
The employment of our CEO and CMO are formalized in agreements, the key terms of which are as follows:
Table 15 – KMP Employment Agreements

Name	Term	Agreement Type	Notice period	Termination benefit
Silviu Itescu (CEO)	Initial term of 3 years commencing May 2025, and continuing subject to a 12 months’ notice period.	Employment	12 months	12 months base salary
Eric Rose (CMO)	An ongoing employment agreement until notice is given by either party.	Employment	3 months	3 months base salary
James O'Brien (CFO)	An ongoing employment agreement until notice is given by either party	Employment	12 weeks	12 weeks
On termination of employment our CEO, who is based in Australia, is entitled to receive his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.
On termination of employment our CMO & CFO, who are based in the United States, they are entitled to participate in the Company’s healthcare plan during the severance period.
There is no entitlement to a termination payment in the event of resignation (except, in the case of the CMO & CFO, if the Company has materially reduced his role or benefits or materially moved office location) or removal for misconduct.

KMP Loans or other related transactions
The following transactions with KMPs were conducted on arm's length terms and conditions during the year ended June 30, 2026:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025
Sale of product to a director	643	—
Commitment fee to director(1)	80	—
Original Issue Discount ("OID") on credit-line facility(2)	1,875	—
Transaction cost on credit-line facility(2)	23	—
Purchase of goods and services(3)	25	—
(1)In September 2025, transaction fees were paid in association with a convertible note subscription agreement by Dr Gregory George, a non-executive director of Mesoblast Limited. The Group paid a commitment fee of $80,000 in cash and the Group also granted warrants to purchase 1,600,000 shares, at A$2.52 per share as a transaction fee in exchange for a service, namely, access to funding under the proposed convertible note facility. The warrants have a fair value of A$2,167,348 ($1,398,806) as at valuation date.
(2)In December 2025, the Group paid an OID fee and transaction costs as part of the $125.0 million five-year credit-line facility provided by Dr Gregory George, a non-executive director of Mesoblast Limited. Refer below for more details on the credit-line facility.
(3)In April 2026, the Group engaged Doculogics, Inc. ("Doculogics") to provide electronic publishing services, including publishing software incorporating artificial intelligence capability, in support of the Group's Biologics License Application ("BLA") to the U.S. Food and Drug Administration ("FDA") for its chronic heart failure product. Doculogics is a company controlled by Ben Krause, the son of Philip Krause, a non-executive director of Mesoblast Limited, and is therefore a related party of the Group. The engagement provides for total fees of $100,000, payable on a stage-gated basis by reference to milestones achieved, with 25% payable on signing. As of June 30, 2026, this amount is within trade and other payables.
Loans to/from KMPs comprised of the following:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025
Opening balance	—	—
Loan advanced(1)	121,039	—
Less: transaction costs	(2,946)	—
Amortization of carrying amount	4,259	—
Interest paid	(3,117)	—
Closing Balance	119,235	—

(1)
In December 2025, the Group entered into a new $125.0 million five-year credit-line facility provided by Dr Gregory George, a non-executive director of Mesoblast Limited. The Group drew the first tranche of $75.0 million on closing in December 2025. In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility. The credit-line facility has a five year interest only period, at a fixed rate of 8.00% per annum, payable quarterly, and is secured solely with the TEMCELL royalty.
As part of the credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 ADSs under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day VWAP, with the ADS price calculated using the USD spot rate at the time of exercise. The loan proceeds were first allocated to the issue of warrants at fair value of $4.0 million (A$5.9 million), with the remainder to the credit-line facility. The Group has determined that an obligation to issue the warrants has arisen from the time the credit-line facility was signed; consequently, a liability for the warrants was recognized.

(End of Remuneration Report)

Employee Profile
As of June 30, 2026, we had 108 (2025:81) employees globally:
70% of our employees and a majority of our executives are based in the United States where Mesoblast operational activities are concentrated.
Australia is the corporate headquarters where 20% of the employees work. This includes the CEO and a portion of the executive team. The remaining 9% of employees are located in Singapore and 1% in Switzerland where research and development activities are primarily conducted.

Australian Disclosure Requirements
Options Granted as Remuneration
The following table presents options that have been granted over unissued shares during or since the end of the year ended June 30, 2026, to our Directors and our next 5 most highly remunerated officers.
Table 16 – Options Granted as Remuneration

Name	Issue Date	Exercise Price A$	Number of shares, under option
Directors
Silviu Itescu	25-Nov-25(1)	2.46	2,025,600
Eric Rose	15-Nov-24(1)	2.46	820,000
Non-Directors
Marcelo Santoro	26-Aug-25	2.46	733,000
Michael Schuster	26-Aug-25	2.46	654,000
Roger Brown	26-Aug-25	2.46	547,000
Justin Horst	26-Aug-25	2.46	587,000
Kenneth Borow	26-Aug-25	2.46	500,000
(1)This grant was approved by the Board on August 26, 2025 and granted on November 25, 2025 after shareholder approval for the grant was received at the AGM.
KMP Interests
The relevant interest of each KMP, as defined by section 608 of the Corporations Act, in the share capital of Mesoblast, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:
Table 17 – KMP Interests

Director	Mesoblast Limited ordinary shares	Options over Mesoblast Limited ordinary shares
Silviu Itescu	78,958,928	18,196,587
Eric Rose	6,749,274	6,413,451
James O'Brien	—	650,000
Jane Bell	622,492	719,037
William Burns	226,250	659,651
Lyn Cobley	63,000	200,000
Philip Facchina(1)	123,220	612,163
Gregory George(2)	286,002,539	200,000
Philip Krause	287,500	3,385,000
(1)In addition, Mr. Facchina also has a relevant interest in 68,306 warrants over ordinary shares.
(2)In addition, Dr. George also has a relevant interest in 8,430,602 warrants over ordinary shares and 200,000 warrants convertible into American Depository Shares.

Meeting of Directors
The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2026 and the number of meetings attended by each director were:
Table 18 – Meeting of Directors

	Board of Directors		Audit and Risk Committee		Nomination and Remuneration Committee		Clinical Committee
Director	A*	B*	A	B	A	B	A	B
Silviu Itescu	12	12	—	—	—	—	3	3
Eric Rose	12	12	—	—	—	—	3	3
Jane Bell	12	12	5	5	6	6	—	—
William Burns	12	11	—	—	6	6	3	2
Lyn Cobley	12	12	5	5	6	6	—	—
Philip Facchina	12	12	5	5	6	6	—	—
Gregory George	12	11	—	—	—	—	3	3
Philip Krause	12	12	—	—	—	—	1	1
A = Number of meetings held during the time the director held office or was a member of the committee.
B = Number of meetings attended by board/committee members
* = This includes both meetings scheduled in the board calendar as well as teleconference meetings organized on an ad-hoc basis. For the most part, each director attended every scheduled meeting in the board calendar. The number of meetings held also includes meetings, or parts of meetings, from which a director was recused. Accordingly, where the number of meetings attended is lower than the number held, this may reflect a recusal rather than absence.

Shares under option
Unissued ordinary shares of Mesoblast Limited under option at the date of this report are as follows:

Grant date	Exercise price of options A$	Expiry date of options	Number of shares under option
17-Nov-19	1.81	17-Nov-26	200,000
25-Nov-19	1.78	24-Nov-26	100,000
25-Nov-19	1.96	24-Nov-26	150,000
24-Jan-20	3.36	23-Jan-27	10,000
18-May-20	3.63	17-May-27	1,200,000
18-May-20	4.00	17-May-27	1,200,000
16-Jul-20	3.39	15-Jul-27	3,585,000
16-Jul-20	3.73	15-Jul-27	2,960,000
11-Sep-20	4.76	10-Sep-27	200,000
20-Nov-20	3.58	19-Nov-27	300,000
11-Dec-20	4.58	10-Dec-27	100,000
17-Feb-21	2.65	16-Feb-28	250,000
15-Apr-21	2.26	14-Apr-28	200,000
8-Sep-21	1.75	7-Sep-28	4,727,000
8-Sep-21	1.93	7-Sep-28	2,453,000
23-Dec-21	1.40	22-Dec-28	200,000
23-May-22	0.99	22-May-29	200,000
8-Aug-22	0.91	7-Aug-29	100,000
24-Aug-22	0.83	23-Aug-29	200,000
17-Oct-22	1.01	16-Oct-29	8,619,000
17-Oct-22	1.11	16-Oct-29	2,594,500
30-Mar-23	0.92	29-Mar-30	600,000
30-Mar-23	1.01	29-Mar-30	30,000
12-Oct-23	0.36	11-Oct-30	4,347,724
16-Oct-23	0.35	15-Oct-30	6,218,966
16-Oct-23	0.39	15-Oct-30	3,600,832
24-Oct-23	0.37	23-Oct-30	985,000
11-Mar-24	0.32	10-Mar-31	540,000
30-May-24	1.23	29-May-31	370,000
30-May-24	1.35	29-May-31	180,000
27-Aug-24	0.97	26-Aug-31	12,226,055
27-Aug-24	1.07	26-Aug-31	5,115,333
10-Sep-24	0.01	9-Sep-31	4,088,378
14-Oct-24	1.44	13-Oct-31	274,223
17-Dec-24	1.83	16-Dec-31	306,597
10-May-25	1.72	9-May-32	912,411
10-May-25	1.89	9-May-32	140,000
26-Aug-25	2.46	25-Aug-32	8,784,029
26-Aug-25	2.71	25-Aug-32	5,559,000
23-Dec-25	2.90	22-Dec-32	650,000
23-Dec-25	3.19	22-Dec-32	300,000
22-Jan-26	2.85	21-Jan-33	1,013,600
26-Feb-26	2.66	25-Feb-33	35,000
26-Feb-26	2.42	25-Feb-33	400,000
18-May-26	2.24	17-May-33	600,000
23-Jun-26	2.16	22-Jun-33	441,000
Grand Total			87,266,648
Our Employee Share Option Plan (“ESOP”) does not give the option holder any rights under the options held to participate in any other of our share issues.

Shares issued on exercise of options during the year
Details of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Grant date	Currency	Number of shares issued	Issue Price	Amount unpaid per share
30-Nov-18	A$	340,000	1.31	—
19-Jan-19	A$	153,333	1.43	—
4-Apr-19	A$	300,000	1.46	—
29-May-19	A$	350,000	1.46	—
20-Jul-19	A$	4,077,000	1.45	—
20-Jul-19	A$	2,061,669	1.60	—
25-Nov-19	A$	20,000	1.96	—
8-Sep-21	A$	343,000	1.75	—
8-Sep-21	A$	159,231	1.93	—
17-Oct-22	A$	401,000	1.01	—
17-Oct-22	A$	1,551,666	1.11	—
21-Nov-22	A$	33,333	1.10	—
30-Mar-23	A$	15,000	1.01	—
16-Oct-23	A$	996,668	0.35	—
16-Oct-23	A$	975,001	0.39	—
30-May-24	A$	50,000	1.23	—
30-May-24	A$	20,000	1.35	—
27-Aug-24	A$	541,668	0.97	—
27-Aug-24	A$	641,667	1.07	—
10-Sep-24	A$	6,340,158	0.01	—
17-Dec-24	A$	233,958	1.83	—
17-Dec-24	A$	3,334	2.01	—
Total		19,607,686
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
Auditor’s Independence Declaration
A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2026 is included in Exhibit 99.2 of this annual report on Form 20-F.
Rounding of Amounts
Our company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2026/183, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the directors’ report. Unless mentioned otherwise, amounts within this report have been rounded off in accordance with that Legislative Instrument to the nearest thousand dollars, or in certain cases, to the nearest dollar.
The components of our directors’ report are incorporated in various places within this annual report on the Form 20-F. A table charting these components is included within ‘Exhibit 99.1 Appendix 4E’.
Directors’ Resolution
This report is made in accordance with a resolution of the directors.

/s/ Philip Facchina	/s/ Silviu Itescu
Philip Facchina	Silviu Itescu
Chair of Board	Chief Executive Officer
Dated: August 27, 2026
6.C    Board Practices
Our board of directors currently consists of eight members: six non-executive directors and two executive directors, being Dr. Silviu Itescu, our Chief Executive Officer and Dr. Eric Rose, our Chief Medical Officer.
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

Name	First election at AGM	Last election at AGM	End of current term
Jane Bell	2022	2025	2028
William Burns	2014	2023	2026
Eric Rose	2013	2025	2028
Philip Facchina	2021	2023	2026
Philip Krause	2022	2024	2027
Gregory George	2025	2025	2028
Lyn Cobley	2025	2025	2028
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
Committees
To assist our board of directors with the effective discharge of its duties, it has established a Nomination and Remuneration Committee, an Audit and Risk Committee and Clinical Committee. Each committee operates under a specific charter approved by our board of directors.
Nomination and Remuneration Committee. The members of our Nomination and Remuneration Committee for the full year ended June 30, 2026 to the date of this report unless otherwise noted are Mr. Burns (Co-Chair), Ms. Bell (Co-

Chair from April 24, 2026), Mr. Facchina and Ms. Cobley. The remuneration committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:
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
Audit and Risk Committee. The members of our Audit and Risk Committee for the full year ended June 30, 2026 to the date of this report unless otherwise noted are Ms. Cobley (Chair from January 1, 2026), Mr. Facchina (Chair between May 1, 2024 to December 31, 2025) and Ms. Bell, all of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee oversees, reviews, acts on and reports on various risk management matters to our board of directors.
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
Clinical Committee. The Clinical Committee was established by our board of directors in January 2026. The members of our Clinical Committee as at June 30, 2026 are Dr. George (Chair), Mr. Burns, Dr. Itescu, Dr. Krause and Dr. Rose. The Clinical Committee is a committee of our board of directors, and is primarily responsible for making recommendations to our board of directors on:
•the strategic direction of our clinical development programs and product candidates;

•the alignment of our clinical development programs and research activities with our strategic objectives;
•the prioritization of, and progress against, our key clinical development programs;
•our regulatory strategy for product approvals and our interactions with regulatory agencies; and
•significant emerging scientific, medical and regulatory developments relevant to our business.
The committee's objective is to leverage the clinical, medical and scientific expertise of its members to provide strategic input that supports the board's oversight of our clinical development activities. The committee's role is advisory.
6.D    Employees
As of June 30, 2026, we had 108 employees, 76 of whom are based in the United States, 22 of whom are based in Australia, including our CEO and certain executive team members, 9 of whom are based in Singapore, and 1 of whom is based in Switzerland. We had 81 and 73 employees as of June 30, 2025 and 2024, respectively.
The table below sets forth the breakdown of the total year-end number of our employees by main category of activity and geographic area for the past three years:

As of June 30, 2026	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	43	12	10	11	76
Australia	5	—	1	16	22
Singapore	1	—	7	1	9
Switzerland	—	—	—	1	1
Total	49	12	18	29	108

As of June 30, 2025	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	33	2	8	7	50
Australia	6	—	1	15	22
Singapore	1	—	6	1	8
Switzerland	1	—	—	—	1
Total	41	2	15	23	81

As of June 30, 2024	Research & Development	Commercial	Manufacturing	Corporate	Total
USA	30	—	4	7	41
Australia	7	—	1	14	22
Singapore	1	—	7	1	9
Switzerland	1	—	—	—	1
Total	39	—	12	22	73
We have no collective bargaining agreement with our employees. We have not experienced any work stoppages to date and consider our relations with our employees to be good.
See “Item 6.A Directors and Senior Management – Employee Profile”.
6.E    Share Ownership
The table below sets forth information regarding the beneficial ownership of our ordinary shares based on 1,300,848,110 ordinary shares outstanding at August 27, 2026 by each of our directors and key management personnel.

We have determined beneficial ownership in accordance with the rules of the SEC. A person has a beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of August 27, 2026. Ordinary shares subject to options currently exercisable or exercisable within 60 days of August 27, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, however are not deemed outstanding for computing the percentage of any other person.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia.

	Ordinary Shares beneficially owned
Name	Number	%
Directors and key management personnel:
Silviu Itescu(1)	93,805,086	7.1%
Eric Rose(2)	11,657,392	*
Jane Bell(3)	1,341,529	*
William Burns(4)	885,901	*
Lyn Cobley(5)	129,667	*
Philip Facchina(6)	803,689	*
Gregory George(7)	296,499,808	22.6%
Philip Krause(8)	2,574,584	*
All directors and key management personnel as a group (8 persons)	407,697,656	30.6%
_______________
*Less than 1% of the outstanding ordinary shares.
(1)Includes (a) 69,642,172 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 12,960,824 ordinary shares subject to options of which; 1,200,000 are exercisable at a price of A$3.39 per share until July 15, 2027, 1,550,000 are exercisable at a price of A$1.75 per share until September 7, 2028, 1,395,000 are exercisable at a price of A$1.01 per share until October 16, 2029, 1,273,070 are exercisable at a price of A$0.36 per share until October 11, 2030, 2,057,000 are exercisable at a price of A$0.35 per share until October 15, 2030, 2,222,000 are exercisable at a price of A$0.01 per share until September 9, 2031, 2,538,154 are exercisable at a price of A$0.97 per share until August 26, 2031 and 725,600 are exercisable at a price of A$2.46 per share until August 25, 2032.
(2)Includes (a) 6,749,274 ordinary shares owned by Dr. Rose (including 714,720 held as American Depository Shares ("ADS")) and (b) 4,908,118 ordinary shares subject to options of which; 100,000 are exercisable at a price of A$1.81 per share until November 17, 2026, 2,150,000 are exercisable at a price of A$1.01 per share until October 16, 2029, 1,220,765 are exercisable at a price of A$0.36 per share until October 11, 2030, 370,000 exercisable at a price of A$0.35 per share until October 15, 2030 and 1,067,353 are exercisable at a price of A$0.97 per share until August 26, 2031.
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
(4)Includes (a) 226,250 ordinary shares owned by Mr. Burns (through a custodian) and (b) 659,651 ordinary shares subject to options of which; 100,000 are exercisable at a price of A$1.81 per share until November 17, 2026, 409,651 are exercisable at a price of A$0.36 per share until October 11, 2030 and 150,000 are exercisable at a price of A$0.97 per share until August 26, 2031.

(5)Includes (a) 30,000 ordinary shares owned by Ms Cobley, (b) 33,000 ordinary shares owned by Synergy Finance Pty Ltd as trustee for Ms. Cobley's self-managed superannuation fund and (c) 66,667 ordinary shares subject to options of which; 66,667 are exercisable at a price of A$1.72 per share until May 9, 2032.
(6)Includes (a) 123,220 ordinary shares owned by HNP, LLC, a company in which Mr. Facchina is a member (held as ADS), (b) 68,306 warrants over ordinary shares owned by HNP, LLC exercisable at a price of A$2.86 per share until March 18, 2021 and (c) 612,163 ordinary shares subject to options of which: 200,000 are exercisable at a price of A$2.26 per share until April 14, 2028, 290,432 are exercisable at a price of A$0.36 per share until October 11, 2030 and 121,731 are exercisable at a price of A$0.97 per share until August 26, 2031.
(7)Includes (a) 286,002,539 ordinary shares owned by Dr Gregory George, G to the Fourth Investments, LLC, (a company in which Dr George is a member), Dr George's sons' James George and Grant George, and includes 273,147,380 ordinary shares held as ADS, (b) 10,430,602 ordinary shares subject to warrants of which; 2,000,000 warrants are exercisable into 200,000 ADS at a price of US$9.06 per ADS until November 11, 2028; 1,600,000 warrants are exercisable into 160,000 ADS at a price of US$16.25 per ADS until December 17, 2029 and 6,830,602 warrants are exercisable at a price of A$2.86 per share until March 18, 2021 and (c) 66,667 ordinary shares subject to options of which; 66,667 are exercisable at a price of A$1.72 per share until May 9, 2032.
(8)Includes (a) 287,500 ordinary shares owned by Dr. Krause (held as ADS) and (b) 2,287,084 ordinary shares subject to options of which: 200,000 are exercisable at a price of A$0.99 per share until May 22, 2029, 985,000 are exercisable at a price of A$0.37 per share until October 23, 2030, 360,000 are exercisable at a price of A$0.32 per share until March 10, 2031, 523,334 are exercisable at a price of A$0.97 per share until August 26, 2031 and 218,750 are exercisable at a price of A$2.46 per share until August 25, 2032.
6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
7.A    Major Shareholders
The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 1,300,848,110 ordinary shares outstanding at August 27, 2026 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Based upon information known to us, as of August 14, 2026 we had approximately 47 registered shareholders (ordinary shares) with addresses in the United States. These shareholders held an aggregate of 509,074,755 of our ordinary shares, or approximately 45.51% of our outstanding ordinary shares. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares beneficially owned
Name	Number	%
5% or Greater Shareholders:
Silviu Itescu(1)	93,805,086	7.1%
G to the Fourth Investments, LLC(2)	296,499,808	22.6%
William Gueck(3)	65,450,316	5.0%
State Street Corporation(4)	65,660,115	5.0%

(1)Includes (a) 69,642,172 ordinary shares owned by Dr. Itescu, (b) 8,821,137 ordinary shares owned by Josaka Investments Pty Ltd, the trustee of Dr. Itescu’s self-managed superannuation fund, (c) 2,380,953 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr. Itescu and (d) 12,960,824 ordinary shares subject to options of which; 1,200,000 are exercisable at a price of A$3.39 per share until July 15, 2027, 1,550,000 are exercisable at a price of A$1.75 per share until September 7, 2028, 1,395,000 are exercisable at a price of A$1.01 per share until October 16, 2029, 1,273,070 are exercisable at a price of A$0.36 per share until October 11, 2030, 2,057,000 are exercisable at a price of A$0.35 per share until October 15, 2030, 2,222,000 are exercisable at a price of A$0.01 per share until September 9, 2031, 2,538,154 are exercisable at a price of A$0.97 per share until August 26, 2031 and 725,600 are exercisable at a price of A$2.46 per share until August 25, 2032.

(2)Includes (a) 286,002,539 ordinary shares owned by Dr Gregory George, G to the Fourth Investments, LLC, (a company in which Dr George is a member), Dr George's sons' James George and Grant George, and includes 273,147,380 ordinary shares held as American Depository Shares ("ADS"), (b) 10,430,602 ordinary shares subject to warrants of which; 2,000,000 warrants are exercisable into 200,000 ADS at a price of US$9.06 per ADS until November 11, 2028; 1,600,000 warrants are exercisable into 160,000 ADS at a price of US$16.25 per ADS until December 17, 2029 and 6,830,602 warrants are exercisable at a price of A$2.86 per share until March 18, 2021 and (c) 66,667 ordinary shares subject to options of which; 66,667 are exercisable at a price of A$1.72 per share until May 9, 2032.

(3)Includes (a) 64,171,900 ordinary shares (all held as ADS) owned by Dr William Gueck, Cova Holdings LP (an entity where Dr Gueck controls above 20% of the voting power), AVCO Holdings LP (an entity which Dr Gueck has 100% control), Mary DeAnn Gueck Irrevocable Trust (of which Dr Gueck is trustee), William J Gueck Irrevocable Trust (of which Dr Gueck is the beneficiary), and Dr Gueck's children Conrad Gueck and Ava Gueck and (b) 1,278,416 ordinary shares subject to warrants of which; 878,416 warrants are exercisable at a price of A$2.86 per share until March 18, 2021 and 400,000 warrants are exercisable into 40,000 ADS at a price of US$16.25 per ADS until December 17, 2029.

(4)    Includes 65,660,115 ordinary shares beneficially owned by State Street Corporation and certain of its subsidiaries, including State Street Bank and Trust Company, State Street Global Advisors Europe Limited, State Street Global Advisors Trust Company, State Street Global Advisors Limited, State Street Global Advisors, Australia, Limited and SSGA Funds Management, Inc
To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based on notices filed with the ASX and SEC).
•G to the Fourth Investments, LLC reported that as of May 1, 2023 it held 53,920,195 ordinary shares, or 6.62% of the total voting power as of that date. It reported that as of August 24, 2023 in total it held 66,366,800 ordinary shares, or 8.15% of the total voting power as of that date. It reported that as of March 18, 2024, it held 116,316,795 ordinary shares, or 10.23% of the total voting power as of that date. It reported that as of March 28, 2024 it held 136,435,560 ordinary shares, or 11.99% of the total voting power as of that date. It reported that as of April 5, 2024 it held 150,183,635 ordinary shares, or 13.20% of the total voting power as of that date. It reported that as of April 30, 2024 it held 166,849,364 ordinary shares, or 14.67% of the total voting power as of that date. It reported that as of July 9, 2024 it held 179,847,742 ordinary shares, or 15.81% of the total voting power as of that date. It reported that as of October 9, 2024 it held 191,314,585 ordinary shares, or 16.76% of the total voting power as of that date. It reported that as of December 13, 2024 it held 206,719,319 ordinary shares, or 18.10% of the total voting power as of that date. It reported that as of February 4, 2025 it held 243,495,998 ordinary shares, or 19.13% of the total voting power as of that date. It reported that as of September 11, 2025 it held 267,021,132 ordinary shares, or 20.90% of the total voting power as of that date. It reported that as of March 6, 2026 it held 278,091,577 ordinary shares, or 21.55% of the total voting power as of that date.

•Dr.Itescu reported that as of December 12, 2023 he held 78,958,928 ordinary shares, or 7.8% of the total voting power as of that date.
7.B    Related Party Transactions
The Company has not entered into any related party transactions during the year ended June 30, 2025 other than compensation and other services provided by Directors and other members of key management personnel. During the year ended June 30, 2026, the Company entered into related party transactions in addition to compensation and other services provided by Directors and other members of key management personnel. See “Item 6.B Compensation” and "Item 18. Financial Statements - Note 16".
7.C    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
8.A    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”

Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently party to any legal proceedings that, in the opinion of our management, would reasonably be expected to have a material adverse effect on our business, financial condition, operating results or cash flows if determined adversely to us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors
Dividend policy
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
8.B    Significant Changes
There were no events that have arisen subsequent to June 30, 2026 and prior to the signing of this report that would likely have a material impact on the financial results presented.
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
Directors
Interested Directors
Except as permitted by the Corporations Act and the ASX Listing Rules, a director must not vote or be present in respect of a matter that is being considered at a directors' meeting in which the director has a material personal interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered, unless the non-interested directors resolve otherwise.
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
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, our business is managed by our board of directors. Our board of directors has the power to borrow money, and charge any of our property or business or all or any of our uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, and may guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.
Election, Removal and Retirement of Directors
We may appoint or remove any director by resolution passed in a general meeting of shareholders. Additionally, our directors are elected to serve maximum three-year terms in a manner similar to a “staggered” board of directors under Delaware law. No director except the Managing Director (currently designated as our chief executive officer, Silviu Itescu) may hold office for a period in excess of three years, or beyond the third annual general meeting following the director’s appointment or election, whichever is the longer, without submitting himself or herself for re-election. If no such director would be required to submit for re-election but the ASX Listing Rules require an election of directors to be held, the director to retire will be as agreed by the directors among themselves or, failing agreement, determined by lot.

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
•the person has been nominated by the directors for election before the meeting;
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
Rights and Restrictions on Classes of Shares
Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferential, deferred or special rights, privileges or conditions, with any restrictions in regard to dividends, voting, return of share capital or otherwise as our board of directors may determine from time to time. Subject to the Corporations Act, the ASX Listing Rules, our Constitution and any rights and restrictions attached to a class of shares, we may issue further ordinary shares on such terms and conditions as our board of directors resolve. Currently, our outstanding ordinary share capital consists of only one class of ordinary shares.
Dividend Rights
Our board of directors may from time to time determine to pay dividends to shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.
Voting Rights
Under our Constitution, the general conduct and procedures of each general meeting of shareholders will be determined by the chairperson, including any procedures for casting or recording votes at the meeting whether on a show of hands or on a poll. A poll may be demanded by the chairman of the meeting; by at least five shareholders having the right to vote on at the meeting; or any shareholder or shareholders representing at least 5% of the votes that may be cast on the resolution on a poll. On a show of hands, each shareholder entitled to vote at the meeting has one vote regardless of the number of ordinary shares held by such shareholder. If voting takes place on a poll, rather than a show of hands, each shareholder entitled to vote has one vote for each fully paid ordinary share held and a fractional vote for each ordinary share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid (not credited)

of the total amounts paid and payable, whether or not called (excluding amounts credited), to such date on that ordinary share.
Under Australian law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded or required, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Under the Corporations Act and our Constitution, votes on resolutions set out in a notice of meeting must be decided on a poll (and not a show of hands) if the notice of the general meeting set out an intention to propose the resolution and stated the resolution.
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
There are a number of circumstances where the Corporations Act or the ASX Listing Rules prohibit or restrict certain shareholders or certain classes of shareholders from voting. For example, key management personnel whose remuneration details are included elsewhere in this Form 20-F are prohibited from voting on the resolution that must be proposed at each annual general meeting to adopt our remuneration report, as well as any resolution to propose a spill meeting. An exception applies to exercising a directed proxy which indicates how the proxy is to vote on the proposed resolution on behalf of someone other than the key management personnel or their closely related parties; or that person is chair of the meeting and votes an undirected proxy where the shareholder expressly authorizes the chair to exercise that power. Key management personnel and their closely related parties are also prohibited from voting undirected proxies on remuneration related resolutions. A similar exception to that described above applies if the proxy is the chair of the meeting.
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
•has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If, at a particular time:-
•a person has a relevant interest in issued securities; and

•the person has (whether before or after acquiring the relevant interest):
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
Grünenthal is able to terminate the agreement with a specified period of notice without cause, or on shorter notice in the case of certain clinical, regulatory and commercial events. We have termination rights with respect to certain patent challenges by Grünenthal. Either party may terminate the agreement on material breach of the agreement if such breach is not cured within the specified cure period or if certain events related to bankruptcy of the other party occurs. For more information, see “Item 18. Financial Statements - Note 22 – Revenue recognition.”
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
Credit-line facility
In December 2025, the Group entered into a new $125.0 million five-year credit-line facility provided by the Group's largest shareholder. The Group drew the first tranche of $75.0 million on closing, with $41.7 million of proceeds being used to repay in full the outstanding balance of the existing senior secured loan facility with Oaktree and $25.0 million of proceeds being used to repay in part the loan and security agreement with NovaQuest. The $75.0 million proceeds were first allocated to the issue of warrants at fair value of $4.0 million (A$5.9 million), with the remainder to the new credit-line facility. In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility and extinguished the maturing NovaQuest debt. The credit-line facility has a five year interest only period, at a fixed rate of 8.00% per annum, payable quarterly. The loan agreement contains covenants, including on incurrence of debt and a minimum liquidity amount.
Following the repayment of the NovaQuest debt, the $125.0 million is secured solely with the TEMCELL® HS Inj. (“TEMCELL”) royalty. The new credit-line facility can be repaid at any time without incurring early prepayment or make-whole fees, does not include exit fees, apart from TEMCELL does not encumber any of the Group's material assets or intellectual property, and has no restrictions on additional unsecured debt or licensing activities. The loan agreement contains certain covenants, see “Item 18. Financial Statements - Note 5(e).”
In December 2025, as part of the new credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 American Depositary Shares (“ADSs”) under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day volume weighted average price ("VWAP"), with the ADS price calculated using the USD spot rate at the time of exercise. The warrants may be exercised within 5 years of grant. The warrants are subject to shareholder approval at the Company's 2026 annual general meeting and have not yet been issued at the date of this report.
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
Under the FATA, as currently in effect, any foreign person, together with associates (including parties acting in concert) is prohibited from acquiring (without Treasurer approval) 20% or more of the shares in any company having consolidated total assets of or that is valued at A$347.0 million or more (or A$1,498.0 million or more for investors from certain Foreign Trade Agreement countries including the U.S.). A smaller interest threshold of 10% applies to foreign government investors, and no asset threshold applies to this class of investors. Different rules apply to national security sectors (including critical infrastructure, critical goods, services or technology for a military use, and businesses that have access to security classified information and/or information that could compromise Australia's national security) sensitive industries (such as media, telecommunications, and encryption and security technologies), companies owning land or that are agribusinesses. “Associates” is a broadly defined term under the FATA and includes in relation to any person:
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
Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding and pay the relevant application fees. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period if more time is required to complete the assessment, including by up to a further 90 days by publishing an interim order. Australia's policy toward foreign investment is set out in the Treasury-published document titled 'Australia's Foreign Investment Policy', which is administered with the assistance of the Australian Foreign Investment Review Board (FIRB), a non-statutory advisory body to the Treasurer. As for the risk associated with seeking approval, the policy provides, among other things, that the Treasurer will prohibit a proposed transaction if it is contrary to Australia's national interest (or national security).
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
In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business having total assets of, or that is valued at, A$347.0 million or more; or (ii) any interest in Australian residential land, vacant commercial land or national security land (regardless of value), or any interest in Australian developed commercial land or agricultural land above the relevant monetary threshold; or (iii) any ‘direct interest’ in any national security business or Australian media business

(regardless of value) or any agribusiness above the relevant monetary threshold. Different thresholds will apply to the extent that we are considered to be a foreign government investor due to our ownership.
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
Separately, under the mandatory merger control regime in Part IVA of the Competition and Consumer Act 2010 (Cth), which commenced on 1 January 2026, certain acquisitions of shares or assets that are connected with Australia and meet prescribed notification thresholds must be notified to the Australian Competition and Consumer Commission ("ACCC"). Subject to limited exceptions, a notifiable acquisition must not be completed unless the ACCC, or the Australian Competition Tribunal on review, has determined that the acquisition may be put into effect or the ACCC has granted a notification waiver. These requirements may apply independently of any approval requirements under the FATA.
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
We do not believe that we were a PFIC for the taxable year ending June 30, 2026. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in future taxable years. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of Australian research and development tax incentive credits and other revenue, and there can be no assurances that such tax incentive credit programs will not be revoked or modified, that we will continue to conduct our operations in the manner necessary to be eligible for such incentives or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in offerings of our ordinary shares or ADSs. Under circumstances where our gross income from activities that produce passive income significantly increases relative to our gross income from activities that produce non-passive income or where we decide not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. There can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. Because PFIC classification is an annual determination, we cannot know whether we are a PFIC for any year until after the end of the year. If we are a PFIC for any taxable year, we do not intend to provide U.S holders with the information to make and maintain a “Qualified Electing Fund” election. However, a shareholder should be eligible to make a mark-to market election, discussed below.
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
Australian Tax Considerations
In this section, we discuss the material Australian income tax, stamp duty and goods and services (“GST”) tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. Unless otherwise stated, the comments in this section are based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or employee share scheme participants). In addition, this summary does not discuss any non-Australian tax considerations. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Foreign Shareholder” in this summary).

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
Tax on Sales or Other Dispositions of Shares – CGT
A Foreign Shareholder will not be subject to Australian CGT on any gain made on the sale or other disposal of ordinary shares in the Company, unless broadly, the shares constitute "indirect Australian real property interests" and hence "taxable Australian property" ("TAP").
The first requirement for the shares to constitute TAP is that a Foreign Shareholder, together with associates, holds 10% or more of the paid-up share capital in the Company, at the time of disposal or for 12 months of the last 2 years prior to disposal.
The second requirement for the shares to constitute TAP for a Foreign Shareholder is for the principal asset test ("PAT") to be satisfied. The PAT is currently satisfied if, at the time of the disposal more than 50% of the Company’s assets by market value (held directly or indirectly and determined by reference to market value), consists of interests in Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian real property” (“TARP”)).
The Australian Government has introduced legislation to enact certain changes to the TAP rules which are expected to take effect from the first 1 January, 1 April, 1 July or 1 October after the amending legislation receives royal assent. Among other things, the amending legislation is intended to expand the definition of TARP to include assets affixed to land, to have a 365-day lookback period in applying the PAT and will require Foreign Shareholders disposing of interests of A$50 million in value to notify the Australian Taxation Office ("ATO") prior to the transaction being executed.
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
The 50% CGT discount is not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount. Likewise, the reintroduced indexation model which generally applies from 1 July 2027 for Australian residents does not apply to non-Australian residents or to companies in general.

Broadly, where there is a disposal of TAP, the purchaser will be required to withhold and remit to the ATO 15% of the proceeds from the sale (which increased from 12.5% on 1 January 2025). A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. A Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
Tax on Sales or Other Dispositions of Shares – Shareholders Holding Shares on Revenue Account
Some Foreign Shareholders may hold ordinary shares or ADSs on “revenue” account rather than on capital account – for example, share traders. These shareholders may have the gains made on the sale or other disposal of the ordinary shares included in their assessable income under the ordinary income or trading stock provisions of the income tax law, if the gains are sourced in Australia.
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
Australian Death Duty
Australia does not have estate or death duties (although some Australian States/Territories do have ad valorem probate filing fees). As a general rule, no CGT liability is realized upon the inheritance of a deceased person’s ordinary shares. Any subsequent disposal of inherited ordinary shares by beneficiaries may, however, give rise to a CGT liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2026.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2026 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has concluded that its internal control over financial reporting was effective as of June 30, 2026. The effectiveness of the Company’s internal control over financial reporting as of June 30, 2026 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein, see “Item 18. Financial Statements.”
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
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board of Directors of Mesoblast Ltd has determined that Lyn Cobley possesses specific accounting and financial management expertise and is an Audit Committee Financial Expert as defined by the SEC. The Board of Directors has also determined that the following directors each have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities and that each is a member of the Audit and Risk Committee.

•Lyn Cobley (Audit and Risk Committee Member until December 31, 2025, Chair from January 1, 2026)
•Jane Bell (Audit and Risk Committee Member); and
•Philip Facchina (Audit and Risk Committee Chair until December 31, 2025, Member from January 1, 2026).
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
Audit and Non-Audit Services Fees
See “Item 18. Financial Statements – Note 18”. For the purpose of SEC classification, there were no audit-related, tax or other fees that were paid or payable to PwC that were not pre-approved by the Audit and Risk Committee during the years ended June 30, 2026 and 2025.
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
Lastly, we follow home country practice instead of Nasdaq Rule 5605(b)(1), which requires a majority of the board of directors to be comprised of independent directors. The Nasdaq and ASX definitions of what constitute an independent director are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses that fact. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.
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
We have filed the Policy as Exhibit 11.1 to this Annual Report on Form 20-F.
Item 16K. Cybersecurity
The Company’s cybersecurity strategy is designed to provide a comprehensive approach to managing and securing cybersecurity risks across our technology stack, governance framework, business processes, and workforce globally. Cybersecurity risk management is an integral component of the broader enterprise risk management framework and a critical component of our broader risk management strategy, supporting the protection of the company’s operations, intellectual property, and information assets. Our company’s cybersecurity program is aligned with industry best practices and is designed to proactively identify, assess, manage, and mitigate cybersecurity risks, including those associated with cloud services, Software-as-a-Service platforms, Artificial Intelligence (AI)-enabled technologies and other third-party service providers. The Company’s cybersecurity risk assessment framework categorizes risks based on their potential impact and severity, with targeted risk treatment plans implemented to strengthen cyber resilience and support the ongoing confidentiality, integrity, and availability of its systems and data categorizes.

The Company’s cybersecurity program is informed by recognized cybersecurity and risk management frameworks and is reviewed periodically to address the evolving threat landscape, changes in the Company’s technology environment, business operations and regulatory obligations. Cybersecurity risks are evaluated as part of the Company’s enterprise risk management processes, with mitigation activities prioritized according to business impact and risk exposure.
The Chief Financial Officer and Head of Regulatory Affairs & Quality Management are members of our Company’s executive management responsible for overseeing cybersecurity governance and risk management, including the prevention, detection, response to, and recovery from cybersecurity incidents. These executives have extensive experience in risk management, compliance, and corporate governance, and are supported by the Company’s internal technology management function together with a specialist external managed IT and cybersecurity service provider.
Management is responsible for establishing the Company’s cybersecurity strategy, governance framework and risk management processes. The Company leverages specialist external cybersecurity expertise to support the implementation and operation of its cybersecurity program, including strategic technology advice, security monitoring and operational management of the Company’s technology environment. Under the direction of management, the Company maintains a layered cybersecurity program incorporating cybersecurity policies and procedures, identity and access management, endpoint protection, vulnerability management, continuous security monitoring, penetration testing, incident response planning, business continuity and disaster recovery capabilities, and ongoing assessment of emerging cyber threats.
The Company also provides periodic cybersecurity awareness and role-based training designed to reinforce secure behaviors and reduce cybersecurity risk across the organization. During the fiscal year 2026, the Company commenced governance activities to support the secure adoption of Artificial Intelligence technologies, including the development of acceptable use guidance, evaluation of approved AI platforms and assessment of cybersecurity, privacy and regulatory risks associated with AI-enabled solutions.
Our Board of Directors has delegated oversight of cybersecurity risk management to its Audit & Risk Committee, which is responsible for overseeing management’s processes for identifying, assessing, and managing cybersecurity risks. Management provides regular updates to the Audit and Risk Committee regarding the Company’s cybersecurity strategy, risk profile, significant cybersecurity threats, emerging technology risks, cybersecurity initiatives and mitigation activities, together with updates on any material cybersecurity incidents, where applicable. The Audit and Risk Committee uses these updates to oversee the effectiveness of the Company’s cybersecurity risk management program as part of its broader enterprise risk oversight responsibilities.
During the fiscal year 2026, the Company did not identify any cybersecurity incidents or threats that have materially impacted or are reasonably likely to materially impact its business strategy, results of operations or financial condition. While the Company maintains a comprehensive cybersecurity program designed to reduce risk and enhance operational resilience, cybersecurity threats continue to evolve, and no cybersecurity program can eliminate all risks or provide absolute assurance that a cybersecurity incident will not occur.
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mesoblast Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Mesoblast Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment of the cardiovascular products in-process research and development intangible asset and goodwill

As described in Note 6(c) to the consolidated financial statements, the Company’s cardiovascular products in-process research and development (“IPRD”) intangible asset balance and consolidated goodwill balance were $254.4 million and $134.5 million as of June 30, 2026, respectively. Management tests the cardiovascular products IPRD intangible asset and goodwill balances for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. The recoverability of the carrying values of the cardiovascular products IPRD intangible asset and goodwill are estimated by management using future cash flow projections and assumptions related to the outcome of research and development activities. These significant judgments and assumptions made by management are specific to the nature of the Company’s activities including estimates of market populations, product pricings, and probabilities of success.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the cardiovascular products IPRD intangible asset and goodwill is a critical audit matter are there were significant judgments made by management in estimating the recoverable amount of the Company’s cardiovascular products IPRD intangible asset and goodwill. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including estimates of market populations, product pricings, and probabilities of success.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls over significant assumptions. These procedures also included, among others, testing management’s process used to develop the fair value estimate, which included (i) evaluating the appropriateness of the valuation methodology and discounted cash flow models used to estimate the recoverable amount of the Company’s cardiovascular products IPRD intangible asset and goodwill; (ii) testing the completeness, accuracy and relevance of the underlying data used in the models; and (iii) evaluating the reasonableness of significant assumptions used by management including estimates of market populations, product pricings, and probabilities of success. Evaluating the significant assumptions relating to the estimates of the recoverable amount of the cardiovascular products IPRD intangible asset and goodwill involved evaluating whether the significant assumptions used by management were reasonable considering consistency with (i) external market and industry data; (ii) the current status of ongoing clinical trials; (iii) formal communications from regulatory authorities; (iv) announcements made by the Company; and (v) other comparable estimates of the Company’s valuation released by securities analysts.

/s/ PricewaterhouseCoopers
Melbourne, Australia
August 27, 2026

We have served as the Company’s auditor since 2008.

Mesoblast Limited
Consolidated Income Statement

		Year Ended June 30,
(in U.S. dollars, in thousands, except per share amount)	Note	2026	2025	2024
Revenue:
Product sales, net		115,153	11,263	—
Royalty revenue		5,097	5,935	5,902
Total revenues	3	120,250	17,198	5,902
Cost of revenues (including amortization of currently marketed intangible assets, 2026: $6,126: 2025: $3,937, 2024: $Nil)	3	(16,667)	(5,130)	—
Research & development	3	(97,509)	(34,807)	(39,716)
Selling, general and administration	3	(57,346)	(39,309)	(24,980)
Fair value remeasurement of contingent consideration	3	12,057	(14,887)	(9,693)
Fair value remeasurement of warrant liability	3	859	(4,962)	779
Other operating income and expenses	3	5,308	3,053	2,570
Finance costs	3	(23,839)	(22,968)	(23,009)
Loss before income tax	3	(56,887)	(101,812)	(88,147)
Income tax (expense)/benefit	4	(613)	(330)	191
Loss attributable to the owners of Mesoblast Limited		(57,500)	(102,142)	(87,956)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents
Basic - losses per share	19	(4.44)	(8.46)	(8.91)
Diluted - losses per share	19	(4.44)	(8.46)	(8.91)
The above consolidated income statement should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Comprehensive Income

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2026	2025	2024
Loss for the period		(57,500)	(102,142)	(87,956)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations	7(b)	259	1,160	51
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	7(b)	(1,388)	374	(743)
Other comprehensive (loss)/income for the period, net of tax		(1,129)	1,534	(692)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(58,629)	(100,608)	(88,648)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Changes in Equity

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total
Balance as of July 1, 2023		1,249,123	101,367	(543)	(40,273)	12,969	(820,805)	501,838
Loss for the period		—	—	—	—	—	(87,956)	(87,956)
Other comprehensive (loss)/income		—	—	(743)	51	—	—	(692)
Total comprehensive (loss)/income for the period		—	—	(743)	51	—	(87,956)	(88,648)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		60,486	—	—	—	—	—	60,486
Contributions of equity for unissued ordinary shares, net of transaction costs		1,000	—	—	—	—	—	1,000
		61,486	—	—	—	—	—	61,486
Tax (debited)/credited to equity		—	(191)	—	—	—	—	(191)
Transfer of exercised options		204	(204)	—	—	—	—	—
Fair value of share-based payments	17	—	5,870	—	—	—	—	5,870
		204	5,475	—	—	—	—	5,679
Balance as of June 30, 2024	7(a)	1,310,813	106,842	(1,286)	(40,222)	12,969	(908,761)	480,355

Balance as of July 1, 2024		1,310,813	106,842	(1,286)	(40,222)	12,969	(908,761)	480,355
Loss for the period		—	—	—	—	—	(102,142)	(102,142)
Other comprehensive income/(loss)		—	—	374	1,160	—	—	1,534
Total comprehensive (loss)/income for the period		—	—	374	1,160	—	(102,142)	(100,608)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		187,600	—	—	—	—	—	187,600
		187,600	—	—	—	—	—	187,600
Tax credited/(debited) to equity		—	330	—	—	—	—	330
Transfer of exercised options		10,433	(10,433)	—	—	—	—	—
Fair value of share-based payments	17	—	29,765	—	—	—	—	29,765
		10,433	19,662	—	—	—	—	30,095
Balance as of June 30, 2025	7(a)	1,508,846	126,504	(912)	(39,062)	12,969	(1,010,903)	597,442

Balance as of July 1, 2025		1,508,846	126,504	(912)	(39,062)	12,969	(1,010,903)	597,442
Loss for the period		—	—	—	—	—	(57,500)	(57,500)
Other comprehensive (loss)/income		—	—	(1,388)	259	—	—	(1,129)
Total comprehensive income/(loss) for the period		—	—	(1,388)	259	—	(57,500)	(58,629)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		11,711	—	—	—	—	—	11,711
		11,711	—	—	—	—	—	11,711
Tax credited/(debited) to equity		—	613	—	—	—	—	613
Transfer of exercised options		10,217	(10,217)	—	—	—	—	—
Fair value of share-based payments	17	—	17,268	—	—	—	—	17,268
		10,217	7,664	—	—	—	—	17,881
Balance as of June 30, 2026	7(a)	1,530,774	134,168	(2,300)	(38,803)	12,969	(1,068,403)	568,405
The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Balance Sheet

		As of June 30,
(in U.S. dollars, in thousands)	Note	2026	2025
Assets
Current Assets
Cash & cash equivalents	5(a)	102,914	161,551
Trade & other receivables	5(b)	57,660	14,866
Prepayments	5(b)	8,806	5,687
Inventory	6(g)	28,111	22,246
Total Current Assets		197,491	204,350

Non-Current Assets
Property, plant and equipment	6(a)	1,818	1,702
Right-of-use assets	6(b)	6,196	4,121
Financial assets at fair value through other comprehensive income		—	1,388
Other non-current assets	5(c)	1,204	1,296
Intangible assets	6(c)	566,370	571,826
Total Non-Current Assets		575,588	580,333
Total Assets		773,079	784,683

Liabilities
Current Liabilities
Trade and other payables	5(d)	46,806	19,082
Provisions and other liabilities	6(d)	11,766	20,985
Borrowings	5(e)	10,597	54,155
Lease liabilities	6(b)	3,031	2,680
Warrant liability	5(f)	8,912	5,724
Total Current Liabilities		81,112	102,626

Non-Current Liabilities
Provisions and other liabilities	6(d)	7,356	10,793
Borrowings	5(e)	108,638	67,739
Lease liabilities	6(b)	5,068	3,583
Deferred consideration	6(f)	2,500	2,500
Total Non-Current Liabilities		123,562	84,615
Total Liabilities		204,674	187,241
Net Assets		568,405	597,442

Equity
Issued Capital	7(a)	1,530,774	1,508,846
Reserves	7(b)	106,034	99,499
Accumulated losses		(1,068,403)	(1,010,903)
Total Equity		568,405	597,442
The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Mesoblast Limited
Consolidated Statement of Cash Flows

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2026	2025	2024
Cash flows from operating activities
Receipts from customers		88,447	5,704	6,776
Government grants and tax incentives and credits received		22	905	3,819
Payments to suppliers and employees (inclusive of goods and services tax)		(136,210)	(60,110)	(60,835)
Interest received		3,910	3,549	1,778
Income taxes received/(paid)		1	(2)	4
Net cash (outflows) in operating activities	8(b)	(43,830)	(49,954)	(48,458)

Cash flows from investing activities
Payments for property, plant and equipment		(833)	(680)	(271)
(Payments for)/Receipt from investment in sublease		(125)	241	234
Receipt of security deposits		—	609	—
Payments for licenses		(65)	(50)	(60)
Net cash (outflows)/inflows in investing activities		(1,023)	120	(97)

Cash flows from financing activities
Proceeds from borrowings		121,039	—	—
Repayment of borrowings		(124,981)	(7,824)	(10,000)
Payment of transaction costs from borrowings		(5,358)	(1,348)	(1,559)
Interest and other costs of finance paid		(17,756)	(5,266)	(5,717)
Proceeds from issue of shares		2,602	161,205	65,406
Proceeds from exercise of options		7,681	5,177	—
Proceeds from issue of warrants		3,961	1,647	—
Payments for share issue costs		(523)	(4,314)	(4,356)
Payments for lease liabilities		(2,308)	(1,941)	(3,522)
Proceeds from settlement of lease liabilities		314	—	—
Net cash (outflows)/inflows by financing activities		(15,329)	147,336	40,252

Net (decrease)/increase in cash and cash equivalents		(60,182)	97,502	(8,303)
Cash and cash equivalents at beginning of period		161,551	62,960	71,318
Foreign exchange gains/(losses) on the translation of foreign bank accounts		1,545	1,089	(55)
Cash and cash equivalents at end of period	8(a)	102,914	161,551	62,960
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
The financial statements cover Mesoblast Limited and its subsidiaries. The financial statements were authorized for issue by the board of directors on August 27, 2026. The directors have the power to amend and reissue the financial statements.
(i)    Going concern
As of June 30, 2026, the Group held total cash reserves of $102.9 million. The Group continues its focus on measured allocation of resources for its planned commercial, research and development activities and as a result reports net cash usage for operating activities of $43.8 million for the year ended June 30, 2026. The Group recognized net product sales of $115.2 million for the year ended June 30, 2026.

In December 2025, the Group entered into a $125.0 million five-year non-dilutive credit-line facility, secured by royalties from TEMCELL®. The Group drew down the full $125.0 million facility in two tranches of $75.0 million and $50.0 million during December 2025 and June 2026, respectively. The proceeds were used to extinguish the Group’s existing debt arrangements, with Oaktree Capital Management, Inc. and NovaQuest Capital Management, L.L.C. The credit-line has a fixed interest rate of 8.00% per annum, a substantial reduction from prior facilities, and a five-year interest only period through to December 2030.
The Group expects that existing cash and cash equivalents, together with cash from the commercialization of Ryoncil® will be sufficient to fund the Group's forecast operating cash usage over the next twelve months. As a result, the consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.
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
(iii)    New and amended standards adopted by the Group
There were no new or amended standards adopted by the Group in the year ended June 30, 2026 that materially impacted the Group. These financial statements follow the same accounting policies as compared to the June 30, 2025 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv)    New accounting standards and interpretations not yet adopted by the Group
IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to improve comparability and transparency in the reporting of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of the primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2026 reporting period that are expected to materially impact the Group.
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
The financial position and performance of the Group was affected by the following events during the year ended June 30, 2026:
•In December 2025, the Group entered into a new $125.0 million five-year credit-line facility. The Group drew the first tranche of $75.0 million on closing, with $41.7 million of proceeds being used to repay in full the outstanding balance of the existing senior secured loan facility with Oaktree Capital Management, Inc. (“Oaktree”) and $25.0 million of proceeds being used to repay in part the loan and security agreement with NovaQuest Capital Management, L.L.C. (“NovaQuest”). In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility and extinguished the maturing NovaQuest debt. Refer to Note 5(e)(i) for more details on this credit-line facility. As part of the credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 American Depositary Shares (“ADSs”) under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day volume weighted average price ("VWAP"), with the ADS price calculated using the USD spot rate at the time of exercise. Refer to Note 5(f)(vi) for more details on warrants issued.

3. Loss before income tax

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2026	2025	2024
Revenue
Product sales, net(1)		115,153	11,263	—
Royalty revenue		5,097	5,935	5,902
Total Revenue		120,250	17,198	5,902

Cost of revenues
Cost of inventories		(10,541)	(1,193)	—
Amortization of currently marketed intangible assets		(6,126)	(3,937)	—
Total Cost of revenues		(16,667)	(5,130)	—

Clinical trial and research & development		(30,521)	(8,070)	(3,308)
Manufacturing production & development		(32,693)	6,323	(13,252)
Commercialization		(15,869)	(4,676)	(655)

Employee benefits
Salaries and employee benefits		(28,095)	(22,092)	(20,415)
Defined contribution superannuation expenses		(510)	(395)	(369)
Equity settled share-based payment transactions(2)		(14,873)	(22,088)	(5,870)
Total Employee benefits		(43,478)	(44,575)	(26,654)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(481)	(303)	(410)
Right of use asset depreciation		(1,942)	(2,139)	(2,771)
Intellectual property amortization		(36)	(21)	(1,485)
Total Depreciation and amortization of non-current assets		(2,459)	(2,463)	(4,666)

Other Selling, general and administration
Overheads & administration		(13,855)	(10,168)	(8,584)
Consultancy		(4,795)	(2,728)	(2,458)
Legal, patent and other professional fees		(6,192)	(4,335)	(2,342)
Intellectual property expenses (excluding the amount amortized above)		(4,993)	(3,424)	(2,777)
Total Other Selling, general and administration		(29,835)	(20,655)	(16,161)

Fair value remeasurement of contingent consideration
Remeasurement of financial derivative		7,892	(10,262)	—
Remeasurement of contingent consideration		4,165	(4,625)	(9,693)
Total Fair value remeasurement of contingent consideration	5(f)(iii)	12,057	(14,887)	(9,693)

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(f)(vi)	859	(4,962)	779
Total Fair value remeasurement of warrant liability		859	(4,962)	779

Other operating income and expenses

		Year Ended June 30,
(in U.S. dollars, in thousands)	Note	2026	2025	2024
Interest income		3,914	3,554	1,824
Research and development tax incentive income		—	82	859
Government grant revenue		22	3	—
Foreign exchange gains/(losses)		1,069	(106)	(76)
Derecognition of lease liability		388	—	—
Derecognition of right-of-use asset		(85)	—	—
Foreign withholding tax paid		—	(480)	(37)
Total Other operating income and expenses		5,308	3,053	2,570

Finance (costs)/gains
Remeasurement of borrowing arrangements		(1,965)	(416)	(2,351)
Interest expense		(19,872)	(21,753)	(20,658)
Facility fee		(2,002)	(799)	—
Total Finance costs		(23,839)	(22,968)	(23,009)

Total loss before income tax		(56,887)	(101,812)	(88,147)
(1)    Revenue from product sales
Product revenues are recorded net of allowances for variable consideration such as estimated government rebates and chargebacks, distribution fees, distributor and off-label discounts, patient assistance programs, freight and packaging costs and returns. See Note 22(e)(ii) for the Group's policy regarding revenue from product sales.
Product revenues consist of the following:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025	2024
Ryoncil®	115,153	11,263	—
As at June 30, 2026 and June 30, 2025, the Group’s trade receivables, net were $57.1 million and $13.9 million, which relate to product sales, net of discounts and allowances. The revenue from net product sales is derived from a single external customer which exceeded 10% of the Group's total revenue. Refer to Note 10(b) for discussion of the credit risk associated with trade receivables.
The following table summarizes gross product sales to net product sales by significant category of gross to net adjustments for the years ended June 30, 2026, 2025 and 2024.

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	% of gross sales 2026	2025	% of gross sales 2025	2024	% of gross sales 2024
Gross product sales	132,890	100.0%	13,192	100.0%	—	—%
Gross to net adjustments
Government rebates and chargebacks	(13,439)	10.2%	(1,489)	11.3%	—	—%
Discounts and distributor fees	(1,876)	1.4%	(171)	1.3%	—	—%
Other sales-related deductions	(2,422)	1.8%	(265)	2.0%	—	—%
Co-pay assistance	—	—%	(4)	—%	—	—%
Total gross to net adjustments	(17,737)	13.4%	(1,929)	14.6%	—	—%
Product sales, net	115,153	86.6%	11,263	85.4%	—	—%

Gross to net adjustments are estimated using contractual terms, statutory requirements, actual claims and settlement experience, patient and payer mix, channel data and other information available at the reporting date. The Group regularly evaluates its estimates against actual results.
Accruals for chargebacks are recorded as a direct reduction to trade receivables. Accruals for government rebates, distribution fees, distributor and off-label discounts, patient assistance programs and freight are recorded within trade and other payables.
The following table summarizes the gross to net adjustments and payments, including sales-related deductions:

(in U.S. dollars, in thousands)	Government rebates and chargebacks	Discounts and distributor fees	Other sales-related deductions	Co-pay assistance	Total
Balance as of July 1, 2023	—	—	—	—	—
Gross to net adjustments	—	—	—	—	—
Payments	—	—	—	—	—
Balance as at June 30, 2024	—	—	—	—	—

Balance as of July 1, 2024	—	—	—	—	—
Gross to net adjustments	1,489	171	265	4	1,929
Payments	—	(50)	(47)	—	(97)
Balance as at June 30, 2025	1,489	121	218	4	1,832

Balance as of July 1, 2025	1,489	121	218	4	1,832
Gross to net adjustments	13,439	1,876	2,422	—	17,737
Payments	(3,143)	(1,323)	(667)	—	(5,133)
Balance as at June 30, 2026	11,785	674	1,973	4	14,436
(2)    Share-based payment transactions
For the years ended June 30, 2026, 2025 and 2024, share-based payment transactions have been reflected in the Consolidated Income Statement functional expense categories as follows:

	Year Ended June 30,
(in U.S. dollars)	2026	2025	2024
Research and development	7,360,087	12,487,004	2,950,104
Selling, general and administration	7,512,853	9,601,283	2,920,064
Equity settled share-based payment transactions	14,872,940	22,088,287	5,870,168

4. Income tax benefit/(expense)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2026	2025	2024
(a)	Reconciliation of income tax to prima facie tax payable
	Loss from continuing operations before income tax	(56,887)	(101,812)	(88,147)
	Tax benefit at the Australian tax rate of 30% (2025: 30%, 2024: 30%)	(17,066)	(30,544)	(26,444)
	Tax effect of amounts which are not deductible/(exempt) in calculating taxable income:
	Share-based payments expense	1,413	5,911	1,752
	Bonus restructure expense	180	1,973	—
	Non-Deductible Executive Compensation	999	—	—
	Research and development tax concessions	(1,211)	(1,236)	324
	Foreign exchange translation (losses)/gains	(789)	(63)	(103)
	Contingent consideration	(3,617)	4,466	2,908
	Remeasurement of warrants	(209)	1,557	—
	Other sundry items	1,106	447	(231)
	Subtotal	(19,194)	(17,489)	(21,794)
	Adjustments for current tax of prior periods	582	4,540	198
	Differences in overseas tax rates(1)	(6,600)	14,330	6,051
	Tax benefit/(expense) not recognized	25,825	(1,051)	15,354
	Income tax expense/(benefit) attributable to loss before income tax	613	330	(191)

(1)
In the year ended June 30, 2026, there was a change in the expected tax rate applicable on unused tax losses in the United States to include an apportioned state tax rate. The unused tax losses have been revalued accordingly.

In the year ended June 30, 2025, there was a change in the expected tax rate applicable on unused tax losses in Singapore for the years 2018-2020. For the tax years 2018-2020, the Singapore tax losses have been revalued from the statutory tax rate of 17% to the concessionary tax rate applicable under the Singapore tax incentives granted by the Singapore Economic Development Board.

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2026	2025	2024
(b)	Income tax (benefit)/expense
	Current tax
	Current tax	—	—	—
	Total current tax (benefit)/expense	—	—	—

	Deferred tax
	(Increase)/decrease in deferred tax assets	(9,414)	999	56
	Increase/(decrease) in deferred tax liabilities	10,027	(669)	(247)
	Total deferred tax expense/(benefit)	613	330	(191)
	Income tax expense/(benefit)	613	330	(191)
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

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2026	2025	2024
(c)	Amounts that would be recognized directly in equity if brought to account
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but which would have been directly applied to equity had it been brought to account:
	Current tax recorded in equity (if brought to account)	(128)	(1,514)	(1,329)
	Deferred tax recorded in equity (if brought to account)	881	881	1,029
		753	(633)	(300)

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2026	2025	2024
(d)	Amounts recognized directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognized in net loss or other comprehensive income but debited/credited to equity
	Current tax recorded in equity	—	—	—
	Deferred tax recorded in equity	(613)	(330)	191
		(613)	(330)	191

		Year Ended June 30,
	(in U.S. dollars, in thousands)	2026	2025	2024
(e)	Deferred tax assets not brought to account
	Unused tax losses
	Potential tax benefit at local tax rates	153,678	138,740	140,129
	Other temporary differences
	Potential tax benefit at local tax rates	19,259	12,636	14,204
	Other tax credits
	Potential tax benefit at local tax rates	3,220	3,220	3,220
		176,157	154,596	157,553
The Group has not brought to account $648.0 million (2025: $597.1 million, 2024: $620.6 million) of gross tax losses, which includes the benefit arising from tax losses in overseas countries. As of June 30, 2026 $648.0 million of tax losses not brought to account have an indefinite life. Gross tax losses of $44.5 million within deferred tax assets recognized expire within a range of 7 to 12 years. The benefits of unused tax losses will only be brought to account when it is probable that they will be realized.
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
•accounting policies; and
•information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.
The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of June 30, 2026
Cash & cash equivalents	5(a)	—	—	102,914	102,914
Trade & other receivables	5(b)	—	—	57,660	57,660
Financial assets at fair value through other comprehensive income		—	—	—	—
Other non-current assets	5(c)	—	—	1,204	1,204
		—	—	161,778	161,778
As of June 30, 2025
Cash & cash equivalents	5(a)	—	—	161,551	161,551
Trade & other receivables	5(b)	—	—	14,866	14,866
Financial assets at fair value through other comprehensive income		1,388	—	—	1,388
Other non-current assets	5(c)	—	—	1,296	1,296
		1,388	—	177,713	179,101
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of June 30, 2026
Trade and other payables	5(d)	—	—	46,806	46,806
Borrowings	5(e)	—	—	119,235	119,235
Contingent consideration	5(f)(iii)	—	7,352	—	7,352
Warrant liability	5(f)(vi)	—	8,912	—	8,912
		—	16,264	166,041	182,305
As of June 30, 2025
Trade and other payables	5(d)	—	—	19,082	19,082
Borrowings	5(e)	—	—	121,894	121,894
Contingent consideration	5(f)(iii)	—	21,779	—	21,779
Warrant liability	5(f)(vi)	—	5,724	—	5,724
		—	27,503	140,976	168,479
(1)Fair value through other comprehensive income
(2)Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 10. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.
a.    Cash and cash equivalents

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Cash at bank	47,390	161,158
Deposits at call	55,524	393
	102,914	161,551
(i)    Classification as cash equivalents
Cash at bank represents cash accounts that are readily accessible to the Group. Deposits at call are interest-bearing term deposits that are readily convertible to cash to the Group with a maturity of three months or less from the date of acquisition and are subject to an insignificant risk of changes in value.
As of June 30, 2026 and June 30, 2025, $0.5 million and $0.4 million are held as security and restricted for use, respectively.
b.    Trade and other receivables and prepayments
(i)    Trade and other receivables

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Trade receivables, net(1)	57,076	13,911
Taxes recoverable (Goods and services tax, foreign withholding tax and value added tax)	583	765
Other receivables	1	190
Trade and other receivables	57,660	14,866
(1)As of June 30, 2026 and June 30, 2025, gross trade receivables is offset by estimated government chargebacks of $2.1 million and $0.9 million, respectively.
(ii)    Prepayments

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Prepaid manufacturing costs	5,695	1,796
Prepaid insurance and subscriptions	2,235	1,967
Clinical trial research and development expenditure	441	1,402
Other	435	522
Prepayments	8,806	5,687
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
c.    Other non-current assets

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Bank guarantee	383	475
Letter of credit	569	569
Security deposit	252	252
	1,204	1,296
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
d.    Trade and other payables

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Trade payables and other payables	34,508	18,133
Gross to net accruals	12,298	949
Trade and other payables	46,806	19,082
The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature. Gross to net accruals includes amounts for government rebates, distribution fees, distributor and off-label discounts, patient assistance programs, freight and packaging costs and returns associated with product sales.

e.    Borrowings

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Borrowings
Secured liabilities:
Borrowing arrangements	121,039	81,919
Less: transaction costs	(2,946)	(10,782)
Amortization of carrying amount, net of payments made	1,142	50,757
	119,235	121,894

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Borrowings
Current
Borrowings - Credit-line facility	10,597	—
Borrowings - NovaQuest	—	11,153
Borrowings - Oaktree	—	43,002
	10,597	54,155
Non-current
Borrowings - Credit-line facility	108,638	—
Borrowings - NovaQuest	—	67,739
	108,638	67,739
	119,235	121,894
(i)    Borrowing arrangements
Credit-line facility
In December 2025, the Group entered into a new $125.0 million five-year credit-line facility provided by the Group's largest shareholder. The Group drew the first tranche of $75.0 million on closing, with $41.7 million of proceeds being used to repay in full the outstanding balance of the existing senior secured loan facility with Oaktree and $25.0 million of proceeds being used to repay in part the loan and security agreement with NovaQuest. The $75.0 million proceeds were first allocated to the issue of warrants at fair value of $4.0 million (A$5.9 million), with the remainder to the new credit-line facility. In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility and extinguished the maturing NovaQuest debt. The credit-line facility has a five year interest only period, at a fixed rate of 8.00% per annum, payable quarterly. The loan agreement contains covenants, including on incurrence of secured debt and a minimum liquidity amount.
Following the repayment of the NovaQuest debt, the $125.0 million is secured solely with the TEMCELL® HS Inj. (“TEMCELL”) royalty. The new credit-line facility can be repaid at any time without incurring early prepayment or make-whole fees, does not include exit fees, apart from TEMCELL does not encumber any of the Group's material assets or intellectual property, and has no restrictions on additional unsecured debt or licensing activities.
As at June 30, 2026, the portion of the credit‑line facility that is contractually due within the next twelve months has been classified as a current liability. This amount reflects the present value of interest payable within the next 12 months.
As part of the credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 American Depositary Shares (“ADSs”) under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day VWAP, with the ADS price calculated using the USD spot rate at the time of exercise. The Group has determined that an obligation to issue the warrants has arisen from the time the credit-line facility was signed; consequently, a liability for the warrants was recognized in December 2025. The warrants may be exercised within 5 years of grant. The warrants are subject to shareholder approval and have not yet been legally issued at the date of this report. The warrants are classified as a current financial liability and measured at fair value through profit or loss (“FVTPL”), as their settlement terms create variability in proceeds and may require cash settlement and they may be exercised anytime following shareholder approval. Refer to Note 5(f)(vi) for more details on warrants issued.
In the year ended June 30, 2026, the Group recognized a loss of $1.0 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the financial liability to reflect the revised estimated future cash flows from the credit-line facility. No remeasurement of borrowing arrangements were recognized in the years ended June 30, 2025 and 2024.
This credit-line facility is with a related party, Dr. Gregory George, a non-executive director of Mesoblast Limited. Material terms of the related party loan are described above.
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The facility had a three-year interest only period, at a fixed rate of 9.75% per annum, after which time the principal balance amortized 5.0% per quarter beginning December 2024. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) was added to the outstanding loan balance and accrued further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortized at 5% per quarter beginning December 2024.
In December 2025, the Group repaid $41.7 million to extinguish the Oaktree loan using proceeds from the new five-year credit-line facility.
In the year ended June 30, 2026, the Group recognized a loss of $1.5 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to repaying and extinguishing the Group's outstanding loan with Oaktree which has been replaced with a new $125.0 million five-year credit-line facility. In the years ended June 30, 2025, and 2024, respectively, the Group recognized losses of $0.2 million and $2.3 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the financial liability to reflect the revised estimated future cash flows from the Oaktree facility.
NovaQuest Capital Management, L.L.C.
In June 2018, the Group entered into an eight-year loan and security agreement with NovaQuest drawing $30.0 million of the principal in July 2018. The loan had a fixed interest rate of 15% per annum, with an interest only period of four years through until July 2022, followed by a four-year amortization period through until maturity in July 2026. Repayments were based on a percentage of net sales receipts of Ryoncil® for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("Ryoncil® for pediatric SR-aGVHD"). Principal was repayable in equal quarterly installments over the amortization period of the loan. Any unpaid interest was added to the principal amounts owing and accrued further interest.
In June 2026, the Group repaid $50.4 million to extinguish the NovaQuest loan using proceeds from drawing the second tranche of the new five years credit-line facility. Prior to extinguishing the loan in June 2026, the Group paid $14.6 million to NovaQuest being 25% of receipts from net sales of Ryoncil® for pediatric SR-aGVHD during the year ended June 30, 2026. The Group had also repaid $25.0 million to NovaQuest in December 2025 with proceeds from drawing the first tranche from the new five years credit facility.
In the years ended June 30, 2026, 2025 and 2024, respectively, the Group recognized a gain of $0.5 million and losses of $0.2 million and $0.1 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.

(ii)    Compliance with loan covenants
The Group's credit-line facility contains a number of covenants that impose operating restrictions on the Group, which may restrict its ability to respond to changes in the business or take specified actions. The Group is currently obliged to maintain a minimum unrestricted cash balance of $25.0 million under its loan and security agreement with the new credit-line facility. The Group also has covenants in our loan and security agreements with its lender to provide certain financial and management reports periodically.
The Group has complied with all loan covenants of its borrowing facilities during the year ended June 30, 2026 and 2025, and through the date of this report.
(iii)    Net debt reconciliation

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Cash and cash equivalents	102,914	161,551
Borrowings	(119,235)	(121,894)
Lease liabilities	(8,099)	(6,263)
Warrant liability	(8,912)	(5,724)
Net Debt	(33,332)	27,670

Cash and cash equivalents	102,914	161,551
Gross debt - fixed interest rates	(127,334)	(128,157)
Warrant liability	(8,912)	(5,724)
Net Debt	(33,332)	27,670

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
As at June 30, 2025	(121,894)	(6,263)	(5,724)	(133,881)	161,551	27,670
Cash Flows(1)	23,907	2,419	(3,961)	22,365	(60,182)	(37,817)
Remeasurement adjustments	(1,965)	—	859	(1,106)	—	(1,106)
Other Changes(2)	(19,283)	(1,670)	—	(20,953)	—	(20,953)
Acquisition – leases	—	(2,521)	—	(2,521)	—	(2,521)
Foreign exchange adjustments	—	(64)	(86)	(150)	1,545	1,395
As at June 30, 2026	(119,235)	(8,099)	(8,912)	(136,246)	102,914	(33,332)
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
The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of June 30, 2026 and June 30, 2025 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of June 30, 2026
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector		—	—	—	—
Total Financial Assets		—	—	—	—

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(f)(iii)	—	—	7,352	7,352
Warrant liabilities	5(f)(vi)	—	—	8,912	8,912
Total Financial Liabilities		—	—	16,264	16,264
There were no transfers between any of the levels for recurring fair value measurements during the period.

As of June 30, 2025
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector		—	—	1,388	1,388
Total Financial Assets		—	—	1,388	1,388

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(f)(iii)	—	—	21,779	21,779
Warrant liabilities	5(f)(vi)	—	—	5,724	5,724
Total Financial Liabilities		—	—	27,503	27,503
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

(ii)    Valuation techniques used.
The Group did not hold any level 1 or 2 financial instruments as at June 30, 2026 or June 30, 2025.
The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at June 30, 2026 and June 30, 2025. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of MSC assets from Osiris and warrant liabilities. Level 3 liabilities were 100% of total liabilities measured at fair value as at June 30, 2026 and June 30, 2025. The Group used discounted cash flow analysis to determine the fair value measurements of contingent consideration, Black-Scholes valuation method to determine the fair value of a financial derivative within contingent consideration and the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(f)(vi) for the fair value measurement and movements in warrant liability for the period ended June 30, 2026 and June 30, 2025.
(iii)    Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in the contingent consideration balances within the level 3 instruments for the years ended June 30, 2026 and June 30, 2025:

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2024	26,892
Amount paid during the period(1)	(20,000)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	14,887
Closing balance - June 30, 2025	21,779

Opening balance - July 1, 2025	21,779
Amount transferred to other payables during the period(3)	(2,370)
Charged/(credited) to consolidated income statement:
Remeasurement(3)	(12,057)
Closing balance - June 30, 2026	7,352

(1)
In January 2025, the Group issued 10,228,239 ordinary shares as payment for a $20.0 million milestone within contingent consideration following the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024. The shares are subject to a 12-month lock-up period.

(2)
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

Within the $14.9 million loss, the Group also recognized a loss of $10.3 million due to the remeasurement of the milestone paid in relation to the FDA approval of Ryoncil® in the treatment of children with SRaGVHD in the United States in December 2024. The contingent consideration milestone was paid in January 2025 through the issuance of shares, which were subject to a 12-month lock-up period. If the share price decreased over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment was required to be paid. This loss reflects the fair value remeasurement of the issued shares as at June 30, 2025.

(3)
In the year ended June 30, 2026, a gain of $12.1 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of MSC assets from Osiris. Within this $12.1 million gain, $4.2 million gain was due to the remeasurement of contingent consideration pertaining to the acquisition of MSC assets. This gain was a result of changing the key assumptions of the contingent consideration valuation such as probability of success and probability of payment.

Within the $12.1 million gain, the Group also recognized a gain of $7.9 million due to the fair value remeasurement of the contingent consideration milestone payment made in January 2025 through the issuance of shares that were subject to a 12-month lock-up period. At the end of the lock-up period, the contingent consideration milestone liability has been transferred to trade and other payables.

(iv)    Valuation inputs and relationship to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data) Description	Fair value as of June 30, 2026)	Fair value as of June 30, 2025)	Valuation technique	Unobservable inputs(1)	Year Ended June 30, 2026	Year Ended June 30, 2025	Relationship of unobservable inputs to fair value
Contingent consideration provision	7,352	21,779	Discounted cash flows	Risk adjusted discount rate	N/A	11%-13% (12.5%)	Year ended June 30, 2026: N/A Year ended June 30, 2025: A change in the discount rate by 0.5% would have no impact to the fair value.
				Expected unit sales price	N/A	Various	Year ended June 30, 2026: N/A Year ended June 30, 2025: A change in the price assumptions by 10% would increase/decrease the fair value by 0.2%.
				Expected sales volumes	N/A	Various	Year ended June 30, 2026: N/A Year ended June 30, 2025: A change in the volume assumptions by 10% would increase/decrease the fair value by 0.2%.
				Probability of success and payment	Various	Various
Year ended June 30, 2026: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 10% and 20.0%, respectively.
Year ended June 30, 2025: A change in the probability of success and payment assumptions by 10% and 20% would increase/decrease the fair value by 10% and 20%, respectively.

(1)There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v)    Valuation processes of contingent consideration provision
In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.
For the years ended June 30, 2026 and June 30, 2025, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Head of Finance. The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication the Group determines the probability of success based on the current development status within each jurisdiction and payment provisions within the agreement. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the Consolidated Income Statement in the year ended June 30, 2026 was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.
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
Within the contingent consideration provision, the Group recognized a derivative financial liability in relation to a milestone paid within contingent consideration. The contingent consideration was paid in January 2025 through the issuance of shares, which was subject to a 12-month lock-up period. If the share price decreased over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under the milestone payment was required to be paid. In January 2026, the lock-up period ended and $2.4 million was recorded in trade and other payables in relation to this derivative financial liability. The fair value of the financial derivative as of June 30, 2025 was calculated using the Black-Scholes valuation method. Key terms of this financial derivative are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2025:

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2026(1)	As of June 30, 2025	Rationale
Share Price	N/A	A$1.62	Closing share price on valuation date from external market source
Exercise price	N/A	A$3.15	Market price on initial payment date
Expected Term	Nil	7 months	Lock-up period
Dividend Yield	N/A	0%	Based on Company’s nil dividend history
Expected Volatility	N/A	73.57%	Based on historical volatility data for the Company
Risk Free Interest Rate	N/A	3.47%	Based on the closing U.S. treasury issued 5 years bonds on valuation date
Fair value per share	N/A	$1.0033	Determined using Black-Scholes valuation model with the inputs above
Fair value	N/A	$10,262,224	Fair value of $Nil as of June 30, 2026. Fair value was $10,262,224.00 as of June 30, 2025.

(1)
In January 2026, the derivative financial liability settled when the lock-up period ended and an amount payable of $2.4 million was recorded in trade and other payables in relation to this derivative financial liability.

	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2026	2025
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	7,352	10,778
Fair value of financial derivative liability	—	10,262
Fair value of royalty payments from commercialization of the intellectual property acquired	—	739
	7,352	21,779
(vi)    Warrant liability

(in U.S. dollars, in thousands)	As of June 30,
Warrant liability	2026	2025
Opening balance	5,724	4,647
Warrants fair value at grant date - December 30, 2025	3,961	—
Remeasurement of warrant liability	(859)	4,962
Exercise of warrants	—	(3,885)
Foreign currency translation reserve	86	—
Closing Balance	8,912	5,724
On November 19, 2021, in connection with the drawdown of the Oaktree debt, Oaktree were granted the right to warrants to purchase 1,769,669 ADSs at US$7.26 per ADS, a 15% premium to the 30-day VWAP. Given that Oaktree received an unconditional right to the warrants on November 19, 2021, this date has been determined as the measurement date. The warrant instruments were issued on January 11, 2022, following the required administrative process, and these warrants may be exercised within 7 years of issuance of the warrant instruments. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
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
On December 30, 2025, as part of the new $125.0 million five-year credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 ADSs under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day VWAP, with the ADS price calculated using the USD spot rate at the time of exercise. The Group has determined that an obligation to issue the warrants has arisen from the time the credit-line facility was signed; consequently, a liability for the warrants was recognized in December 2025. The warrants may be exercised within 5 years of grant. The warrants are subject to shareholder approval and have not yet been legally issued at the date of this report. The warrants are classified as a current financial liability and measured at FVTPL, as their settlement terms create variability in proceeds and may require cash settlement and they may be exercised anytime following shareholder approval.
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
As of June 30, 2026, 2025 and 2024 respectively, the fair value of warrant liability was $8.9 million, $5.7 million and $4.6 million, respectively. During the years ended June 30, 2026, 2025 and 2024, the Group recognized a remeasurement gain of $0.9 million, a remeasurement loss of $5.0 million and a remeasurement gain of $0.8 million, respectively, in the Consolidated Income Statement on the remeasurement of warrant liability.

(vii)    Fair value of warrants recognized as liabilities
The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions.
Key terms of the Oaktree warrants are included below. The following assumptions were based on observable market conditions that existed as of June 30, 2026 and 2025.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2026	As of June 30, 2025	Rationale
Share Price	$13.53	$10.89	Closing share price on valuation date from external market source
Exercise Price	$14.36	$14.36	As per subscription agreement
Expected Term	2.5 years	4 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	91.04%	93.43%	Based on historical volatility data for the Company
Risk Free Interest Rate	4.34%	3.99%	Based on the closing U.S. treasury issued 7 year bonds on valuation date
Fair value per warrant	$7.3480	$6.4688	Determined using Black-Scholes valuation model with the inputs above
Fair value	$6,501,806	$5,723,883	Fair value of 884,838 warrants of $6,501,806 as of June 30, 2026 and fair value of 884,838 warrants of $5,723,883 as of June 30, 2025

Key terms of the warrants granted as part of the credit-line facility are included below. The following assumptions were based on observable market conditions that existed at the grant date and as of June 30, 2026.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	As of June 30, 2026	At Grant date - December 30, 2025	Rationale
Share Price	A$1.96	A$2.80	Closing share price on valuation date from external market source
Exercise price	A$3.20	A$3.20	As per subscription agreement
Expected Term	5.5 years	6 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	72.95%	73.50%	Based on historical volatility data for the Company
Risk Free Interest Rate	4.40%	4.29%	Based on the closing Australian Government issued 5 year bonds on valuation date
Fair value per warrant	$1.0878	$1.8298	Determined using Black-Scholes valuation model with the inputs above
Fair value	A$3,509,103	A$5,902,568	Fair value of 3,225,756 warrants of A$3,509,103 (US$2,410,403) as of June 30, 2026 and of A$5,902,568 (US$3,961,213) as at grant date December 30, 2025.

6. Non-financial assets and liabilities
a.    Property, plant and equipment

(in U.S. dollars, in thousands)	Plant and Equipment	Office Furniture and Equipment	Computer Hardware and Software	Total
Year Ended June 30, 2025
Opening net book amount	208	752	146	1,106
Additions	746	—	154	900
Exchange differences	(226)	224	1	(1)
Depreciation charge	(176)	(37)	(90)	(303)
Closing net book value	552	939	211	1,702

As of June 30, 2025
Cost	6,586	2,266	796	9,648
Accumulated depreciation	(6,034)	(1,327)	(585)	(7,946)
Net book value	552	939	211	1,702

Year Ended June 30, 2026
Opening net book amount	552	939	211	1,702
Additions	439	7	145	591
Reclassifications	681	(681)	—	—
Exchange differences	(1)	6	2	7
Depreciation charge	(316)	(37)	(129)	(482)
Closing net book value	1,355	234	229	1,818

As of June 30, 2026
Cost	7,708	1,607	957	10,272
Accumulated depreciation	(6,353)	(1,373)	(728)	(8,454)
Net book value	1,355	234	229	1,818
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

b.    Leases
(i)    Amounts recognized on the consolidated balance sheet
Right-of-use assets

(in U.S. dollars, in thousands)	Buildings	Manufacturing	Total
Year Ended June 30, 2025
Opening net book amount	1,727	1,005	2,732
Additions	2,564	—	2,564
Remeasurement	—	962	962
Exchange differences	2	—	2
Depreciation charge	(1,318)	(821)	(2,139)
Closing net book value	2,975	1,146	4,121

As of June 30, 2025
Cost	7,138	7,207	14,345
Accumulated depreciation	(4,163)	(6,061)	(10,224)
Net book value	2,975	1,146	4,121

Year Ended June 30, 2026
Opening net book amount	2,975	1,146	4,121
Additions	2,520	—	2,520
Derecognition	(85)	—	(85)
Remeasurement	—	1,915	1,915
Exchange differences	65	—	65
Depreciation charge	(1,263)	(1,077)	(2,340)
Closing net book value	4,212	1,984	6,196

As of June 30, 2026
Cost	6,858	9,122	15,980
Accumulated depreciation	(2,646)	(7,138)	(9,784)
Net book value	4,212	1,984	6,196
Lease liabilities

	As of June 30,
	2026	2025
Current	3,031	2,680
Non-current	5,068	3,583
Lease liabilities included in the balance sheet	8,099	6,263
The lease liability is measured at the present value of the fixed and variable lease payments net of cash lease incentives that are not paid at the balance date. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability. Lease payments for buildings exclude service fees for cleaning and other costs. The interest expense (included in finance costs within the Consolidated Income Statement) for leases were $0.5 million, $0.4 million and $0.4 million for the years ended June 30, 2026, 2025 and 2024, respectively. In the years ended June 30, 2026, 2025 and 2024, total payments associated with lease liabilities were $2.8 million, $2.2 million and $3.9 million, respectively.

Payments associated with short-term leases with a lease term of 12 months or less, contracts that contain lease and non-lease components that are cancellable within 12 months and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. The expense relating to short-term leases was $Nil for the years ended June 30, 2026 and 2025, respectively.
(ii)    Depreciation methods and useful lives of right-of-use assets
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts over the estimated useful lives. Depreciation for leases relating to buildings for the years ended June 30, 2026, 2025 and 2024 was $1.3 million, $1.3 million and $1.6 million, respectively.
Depreciation for the lease relating to manufacturing for the years ended June 30, 2026, 2025 and 2024 were $0.7 million, $0.8 million, and $1.2 million, respectively, in the Consolidated Income Statement and $0.4 million, $Nil and $Nil were capitalized into inventory in the years ended June 30, 2026, 2025 and 2024, respectively.
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
A right-of-use asset and lease liability has been recognized in relation to the manufacturing service agreement ("MSA") entered into in June 2025 with Lonza Biosciences Singapore Pte. Ltd. ("Lonza"), a global leader in biopharmaceutical manufacturing, which replaced the Group's prior MSAs with Lonza, for the supply of commercial product for the launch of Ryoncil® for the treatment of SR-aGVHD in the US market. Management has determined that this agreement has a non-cancellable lease term expiring within 2 years from June 30, 2026.
As of June 30, 2026, the anticipated future contractual cash flows relating to the lease component of the Lonza agreement are $3.6 million on an undiscounted basis, as included within lease liabilities in Note 10(c). The anticipated future contractual cash flows exclude cashflows beyond the non-cancellable lease term as it is not reasonably certain the Group will extend the agreement.
See Note 22(v) for other accounting policies relevant to lease accounting.

c.    Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Currently marketed products	Total
Year Ended June 30, 2025
Opening net book amount	134,453	1,626	427,779	11,878	575,736
Additions	—	50	—	—	50
Reclassifications(1)	—	—	(102,698)	102,698	—
Exchange differences	—	(1)	—	—	(1)
Amortization charge	—	(20)	—	(3,939)	(3,959)
Closing net book amount	134,453	1,655	325,081	110,637	571,826

As of June 30, 2025
Cost	134,453	3,077	387,000	126,696	651,226
Accumulated amortization	—	(1,422)	—	(16,059)	(17,481)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,655	325,081	110,637	571,826

Year Ended June 30, 2026
Opening net book amount	134,453	1,655	325,081	110,637	571,826
Additions(2)	—	2,065	—	—	2,065
Disposals	—	(1,360)	—	—	(1,360)
Exchange differences	—	18	—	1	19
Amortization charge	—	(54)	—	(6,126)	(6,180)
Closing net book amount	134,453	2,324	325,081	104,512	566,370

As of June 30, 2026
Cost	134,453	3,800	387,000	126,696	651,949
Accumulated amortization	—	(1,476)	—	(22,184)	(23,660)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	2,324	325,081	104,512	566,370
(1)    In December 2024, the Group reclassified $102.7 million from in-process research and development ("IPRD") acquired to current marketed products upon receiving FDA approval for Ryoncil® for the treatment of pediatric SR-aGVHD. As a result of this reclassification, the asset is now being amortized on a straight line basis over its useful life through to expected patent expiry which is in 21 years.
(2)     In April 2026, the Group acquired an exclusive worldwide license to a patented chimeric antigen receptor ("CAR") technology platform for precision-enhanced augmentation of therapeutic mesenchymal stromal cell ("MSC") products and related intellectual property developed from Mayo Clinic research. The acquisition was completed through the issuance of 1,260,589 ordinary shares.

(i)    Carrying value of in-process research and development acquired by product

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
	325,081	325,081
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
•Acquired licenses to patents 7 – 18 years
•Current marketed products 16 – 22 years
See Note 22(p) for the other accounting policies relevant to intangible assets and Note 22(j) for the Group’s policy regarding impairments.
(iii)    Significant estimate: Impairment of goodwill and assets with an indefinite useful life
The Group tests annually, or more frequently if events or changes in circumstances indicate that they might be impaired, whether goodwill and its assets with indefinite useful lives have suffered any impairment in accordance with its accounting policy stated in Note 22(j). The recoverable amounts of these assets and cash-generating units have been determined based on fair value less costs to dispose calculations, which require the use of market-participant assumptions that are based on development strategies using external data sources as well as past experience. The full annual impairment assessment was performed at March 31, 2026 and no impairment of the in-process research and development and goodwill was identified.
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
The remaining carrying amount of in-process research and development as at June 30, 2026 was $325.1 million and June 30, 2025 was $325.1 million.
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
The recoverable amount of both goodwill, in-process research and development and currently marketed products was assessed as of March 31, 2026 based on the fair value less costs to dispose. No impairment was identified as a result of this impairment assessment. Management assessed for indicators of impairment as at June 30, 2026, including considering events up to the date of the approval of the financial statements. No impairment indicators as at June 30, 2026 were identified.
(v)    Key assumptions used for fair value less costs to dispose calculations
In determining the fair value less costs to dispose the Group has given consideration to the following internal and external indicators:
•discounted expected future cash flows of programs valued by the Group’s internal valuation team and reviewed by the Head of Finance The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. When determining key assumptions, the business units refer to both external sources and past experience as appropriate. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation;
•the scientific results and progress of the trials since acquisition;
•the market capitalization of the Group on the ASX (ASX:MSB);
•the valuation of the Group’s assets from an independent valuation. An independent valuation was obtained for all assets at March 31, 2026; and
•the full annual impairment assessment performed by the Group at March 31, 2026.
Costs of disposal were assumed to be immaterial.
Discounted cash-flows used a real post-tax discount rate range of 12.5% to 14.5%, and include estimated real cash inflows and outflows for each program through to expected patent expiry which ranges from 6 to 22 years.
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
d.    Provisions

		As of June 30, 2026			As of June 30, 2025
(in U.S. dollars, in thousands)	Notes	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration		—	7,352	7,352	11,001	10,778	21,779
Employee benefits		8,016	4	8,020	6,234	15	6,249
Provision for license agreements		3,750	—	3,750	3,750	—	3,750
		11,766	7,356	19,122	20,985	10,793	31,778
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
Employee benefits include accrued annual leave. As of June 30, 2026 and 2025, the entire amount of the annual leave accrual was $1.8 million and $1.6 million respectively, and is presented as current, since the Group does not have a right to defer settlement for any of these obligations.
Employee benefits include a provision for the Group's liability for short-term incentives. As of June 30, 2026 and 2025, the provision for short-term incentives was $4.7 million and $4.0 million, respectively.
(ii)    Movements
The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(f)(iii) for movements in contingent consideration for the years ended June 30, 2026 and 2025.

e.    Deferred tax balances
(i)    Deferred tax balances

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	72,827	73,474
Other temporary differences	24,279	13,605
Total deferred tax assets	97,106	87,079

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets(1)	97,106	87,079
Total deferred tax liabilities	97,106	87,079
Net deferred tax liabilities(2)	—	—
(1)In the year ended June 30, 2026, there was a change in the expected tax rate applicable on deferred tax liabilities in the United States to include an apportioned state tax rate. The deferred tax liability has been revalued accordingly.
(2)Deferred tax assets are netted against deferred tax liabilities.
(ii)    Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2024	74,602	13,143	(87,745)	—
Credited/(charged) to:
- profit or loss	(1,458)	462	666	(330)
- directly to equity	330	—	—	330
As of June 30, 2025	73,474	13,605	(87,079)	—
Credited/(charged) to:
- profit or loss	(1,260)	10,674	(10,027)	(613)
- directly to equity	613	—	—	613
As of June 30, 2026	72,827	24,279	(97,106)	—
(1)Deferred tax assets are netted against deferred tax liabilities.
f.    Deferred consideration

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Opening balance(1)	2,500	2,500
Amount recognized as revenue during the period	—	—
Balance as of the end of the period	2,500	2,500

(1)	The $2.5 million milestone payment received in December 2019 from Grünenthal was considered constrained and resulted in deferred consideration as of June 30, 2026.

g. Inventories and other current assets
(i) Inventories

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Current Assets
Raw materials	15,806	1,063
Work in progress	5,684	—
Finished goods	6,621	21,183
	28,111	22,246
(ii) Assigning costs to inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labor, other direct costs and related production overheads) and net realizable value.
As of June 30, 2026, there was $29.9 million of inventory recognized on the Consolidated Balance Sheet, of which $1.8 million was provided for as obsolete stock, compared with $23.8 million of inventory recognized on the Consolidated Balance Sheet at June 30, 2025, of which $1.6 million was provided for as obsolete stock. Inventory balances net of the provision for obsolete stock are $28.1 million and $22.2 million as of June 30, 2026 and June 30, 2025, respectively.
(iii) Amounts recognized in profit or loss
In the years ended June 30, 2026 and 2025, the Group recognized $10.5 million and $1.2 million as Cost of inventories. In the years ended June 30, 2026 and 2025, the Group wrote off $0.2 million and $0.4 million inventory costs, respectively, which were recorded within Cost of inventories.
7. Equity
a.    Contributed equity
(i)    Share capital

	As of June 30,
	2026	2025	2024	2026	2025	2024
	Shares No.			(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	1,296,862,776	1,279,967,187	1,141,784,114	1,530,774	1,508,846	1,310,813
Less: Treasury Shares	(199,332)	(32,389)	(542,903)	—	—	—
Total Contributed Equity	1,296,663,444	1,279,934,798	1,141,241,211	1,530,774	1,508,846	1,310,813

(ii)    Movements in ordinary share capital

	Year ended June 30,			Year ended June 30,
	2026	2025	2024	2026	2025	2024
	Shares No.			(U.S. dollars, in thousands)
Opening balance as of July 1	1,279,967,187	1,141,784,114	814,204,825	1,508,846	1,310,813	1,249,123
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	—	7,681	5,177	7
Transfer to employee share trust(1)	15,635,000	16,640,000	1,072,363	—	—	—
Entitlement offer to existing eligible shareholders and institutional placement(2)	—	5,039,814	326,506,926	—	1,000	64,399
Placement of shares for acquisition of intangible asset(3)	1,260,589	—	—	1,850	—	—
Placement of shares under a share placement agreement(4)	—	104,000,000	—	2,602	161,205	—
Share based compensation for contingent consideration(5)	—	10,228,239	—	—	20,000	—
Placement of shares for exercise of warrants(6)	—	2,275,020	—	—	5,532	—
Transaction costs arising on share issue	—	—	—	(422)	(4,314)	(3,920)
	16,895,589	138,183,073	327,579,289	11,711	188,600	60,486
Unissued ordinary shares during the period
Placement of shares under a share placement agreement(2)	—	—	—	—	(1,000)	1,000
	—	—	—	—	(1,000)	1,000
Total contributions of equity during the period	16,895,589	138,183,073	327,579,289	11,711	187,600	61,486
Share options reserve transferred to equity on exercise of options	—	—	—	10,217	10,433	204
Ending balance as of June 30	1,296,862,776	1,279,967,187	1,141,784,114	1,530,774	1,508,846	1,310,813

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.

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

(3)
In April 2026, the Group acquired an exclusive worldwide license to a patented chimeric antigen receptor ("CAR") technology platform for precision-enhanced augmentation of therapeutic mesenchymal stromal cell ("MSC") products and related intellectual property developed from Mayo Clinic research. The acquisition was completed through the issuance of 1,260,589 ordinary shares.

(4)
The Group received $2.6 million of proceeds from the sale of 1,565,047 ordinary shares that were issued to Kentgrove Capital in 2018 in relation to the Group's established equity facility.

In January 2025, 104,000,000 shares were issued in a global private placement primarily to Mesoblast Limited's existing major US, UK, and Australian shareholders at A$2.50 per share.

(5)
In January 2025, 10,228,239 ordinary shares were issued at A$3.15 per share as payment for a $20 million milestone within contingent consideration recognized on the balance sheet following the FDA approval of Ryoncil® in the treatment of children with SR-aGVHD in the United States in December 2024.

(6)
In January 2025, 2,275,020 ordinary shares were issued to Oaktree for the exercise of 227,502 ADS warrants that were issued in December 2022, at US$7.24 per ADS. One ADS warrant is equivalent to 10 ordinary shares. The fair value of $3.9 million relating to the warrants exercised and the exercise price of $1.6 million were recognized as issued capital within the equity statement.

(iii)    Movements of shares in share trust

	As of June 30			As of June 30
	2026	2025	2024	2026	2025	2024
	Shares No.			(U.S. dollars, in thousands)
Opening balance	32,389	542,903	542,903	—	—	—
Movement of shares in share trust
Transfer to employee share trust(1)	15,635,000	16,640,000	1,072,363	—	—	—
Exercise of share options(1)	(15,468,057)	(17,150,514)	(1,072,363)	—	—	—
Ending balance	199,332	32,389	542,903	—	—	—

(1)	Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. Unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee.
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

b.    Reserves
(i)    Reserves

	As at June 30,
(in U.S. dollars, in thousands)	2026	2025
Share-based payments reserve	134,168	126,504
Investment revaluation reserve	(2,300)	(912)
Foreign currency translation reserve	(38,803)	(39,062)
Warrants reserve	12,969	12,969
	106,034	99,499
(ii)    Reconciliation of reserves

(in U.S. dollars, in thousands)	As at June 30,
Share-based payments reserve	2026	2025
Opening balance	126,504	106,842
Tax credited / (debited) to equity	613	330
Transfer to ordinary shares on exercise of options	(10,217)	(10,433)
Share-based payment expense for the year	17,268	29,765
Closing Balance	134,168	126,504

Investment revaluation reserve
Opening balance	(912)	(1,286)
Changes in the fair value of financial assets through other comprehensive income	(1,388)	374
Closing Balance	(2,300)	(912)

Foreign currency translation reserve
Opening balance	(39,062)	(40,222)
Currency gain/(loss) on translation of foreign operations net assets	259	1,160
Closing Balance	(38,803)	(39,062)

Warrant reserve
Opening balance	12,969	12,969
Movements during the period	—	—
Closing Balance	12,969	12,969
(iii)    Nature and purpose of reserves
Share-based payment reserve
The share-based payments reserve is used to recognize:
•the fair value(1) of options issued but not exercised;
•the fair value(1) of deferred shares granted but not yet vested; and
•the fair value of warrants granted with associated service conditions. Refer Note 7(b)(iv).
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
Warrants reserve
The warrants reserve is used to recognize the fair value of warrants issued by the Group that are classified as equity instruments. Warrants are measured at fair value on the valuation date and are not subsequently remeasured for changes in fair value.
(iv)    Fair value of warrants recognized within the share-based payment reserve
In September 2025, the Group granted 2,000,000 warrants in association with a convertible note subscription agreement with existing shareholders, following shareholder approval on November 25, 2025. The warrants carry an exercise price of $16.25per ADS, equivalent to A$2.52 per ordinary share, and holders may elect to exercise the warrants in ordinary shares or ADSs. The Group assessed that 1,600,000 shares would most likely be exercised into ordinary shares and subsequently convertible to ADSs and 400,000 shares would most likely be exercised directly into ADSs. These warrants were legally issued on December 17, 2025 with a maturity date of four years from this issue date.
The warrants were granted as a transaction fee in exchange for a service, namely, access to funding under the proposed convertible note facility. They were also subject to a service condition requiring shareholder approval at a general meeting before the convertible note could become available. Given these service conditions, the warrants have been classified as equity within share option reserves and have been measured at fair value at the valuation date of November 25, 2025. The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method.
Key terms of these warrants are included below. The following assumptions were based on observable market conditions that existed at the valuation date.

(in U.S. dollars, except percent data and as otherwise noted) Assumption	Valuation date - November 25, 2025	Valuation date - November 25, 2025	Rationale
Share Price	$16.06	A$2.38	Closing share price on valuation date from external market source.
Exercise Price	$16.25	A$2.52	As per subscription agreement
Expected Term	3.5 years	3.5 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	92.68%	74.99%	Based on historical volatility data for the Company
Risk Free Interest Rate	3.78%	3.92%	Based on the U.S treasury issued 7 year bonds and Australian Government issued 5 year bonds
Fair value per warrant	$10.7592	A$1.3546	Determined using Black Scholes valuation model with the inputs above
Fair value	$430,368	A$2,167,348	Fair value of 400,000 ADS warrants of $430,368 and fair value of 1,600,000 ordinary share warrants of A$2,167,348 ($1,398,806) as at valuation date November 25, 2025.

8. Cash flow information

(in U.S. dollars, in thousands)	As of June 30,
(a) Reconciliation of cash and cash equivalents	2026	2025	2024
Cash at bank	47,390	161,158	62,563
Deposits at call	55,524	393	397
	102,914	161,551	62,960

(in U.S. dollars, in thousands)	For the year ended June 30,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2026	2025	2024
Loss for the period	(57,500)	(102,142)	(87,956)
Add/(deduct) net loss for non-cash items as follows:
Finance costs	23,709	22,901	22,792
Equity settled share-based payment	14,873	22,088	5,870
Remeasurement of contingent consideration	(12,057)	14,887	9,693
Depreciation and amortization	8,585	6,400	4,666
Other costs of finance classified as financing activities	2,724	—	—
Disposal of acquired licenses	1,360	—	—
Foreign exchange (gains)/losses	(1,160)	23	78
Remeasurement of warrant liabilities	(859)	4,962	(779)
Gain on derecognition of lease	(388)	—	—
Loss on derecognition of sublease	85	—	—
Deferred tax benefit	613	330	(191)
Restructure of short-term incentive	—	6,711	—
Adjustment for pre-launch inventory	—	(23,072)	—
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	(42,826)	5,021	(15,466)
(Increase)/decrease in inventory	(6,022)	826	—
(Increase)/decrease in prepayments	(2,875)	(3,018)	807
Increase/(decrease) in trade and other payables	25,687	11,780	(12,378)
Increase/(decrease) in provisions	2,221	(18,919)	22,916
Decrease/(increase) in tax assets	—	1,268	1,490
Net cash outflows used in operations	(43,830)	(49,954)	(48,458)
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
•recognition of revenue:
◦relating to the Group's license agreements; and

◦relating to assumptions used in estimating for allowances for variable considerations, which reduce gross product revenues (Note 22(e));
•fair value of contingent liabilities and contingent purchase consideration in a business combination (Note 5(f) and 13);
•recoverable amount of goodwill and other intangible assets including in-process research and development (Note 6(c));
•useful life of intangible assets (Note 6(c) and Note 22(p)(iv));
•recognition of deferred tax assets and deferred tax liabilities (Note 4);
•fair value of share-based payments (Note 17);
•recognition of inventory costs (Note 22(f)); and
•fair value of warrant liability (Note 5(f)).
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

Risk	Exposure arising from	Measurement	Management
Market risk – currency risk	Future commercial transactions Recognized financial assets and liabilities not denominated in the functional currency of each entity within the Group	Cash flow forecasting Sensitivity analysis Balance sheet analysis	The future cash flows of each currency are forecast and the quantum of cash reserves held for each currency are managed in line with future forecasted requirements. Cross currency swaps are undertaken as required.

Natural hedges are utilized to offset exchange rate movements between the asset and liability and to reduce foreign exchange gains and losses in the Consolidated Income Statement.

Market risk – interest rate risk	Term deposits at fixed rates Cash deposits at variable rates	Sensitivity analysis	Vary length of term deposits, utilize interest bearing accounts and periodically review interest rates available to ensure we earn interest at market rates.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	The NovaQuest borrowing was fully repaid during the year. Accordingly, the Group had no exposure to price risk associated with the NovaQuest financing arrangement at June 30, 2026.

Market risk – margin risk (gross to net)	Variable consideration deducted from gross product sales in arriving at product sales, net.	Sensitivity analysis on gross to net percentage; monitoring of actual claims and settlements against accrued balances.	The Group performs monthly review and true-up of gross to net reserves against actual claims data, conducts independent review of channel and utilization data, and maintains internal controls over the recognition and release of gross to net accruals.

Market risk - share price risk	Warrant liability	Sensitivity analysis	The future exercise of warrants will not impact the Group's future cash flows significantly given the warrants will be paid in shares upon exercise. Therefore there are no significant cashflow risks associated with these warrants. The Group monitors the profit or loss impact that share price movements have on the valuation of the warrant liability each period.

Credit risk	Cash and cash equivalents, trade and other receivables and other non-current assets	Aging analysis Credit ratings	Transact primarily with the best risk rated banks available in each region giving consideration to the products required, the quantum of cash reserves held and future forecasted requirements

The Group manages credit risk relating to trade receivables through the implementation of credit policies and procedures.

Liquidity risk	Cash and cash equivalents, borrowings, trade payables, lease liabilities and contingent consideration	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments.

a.    Market risk
(i)    Currency risk
The Group has foreign currency amounts owing relating to clinical, regulatory and overhead activities. The five-year credit-line facility entered into December 2025 is denominated in US$ and has been recognized in the Group’s Australian based entity, whose functional currency is the A$. The Group also has foreign currency amounts owing in the Group’s Swiss and Singapore based entities, whose functional currencies are the US$. The Group also has foreign currency amounts owing in various other non-US$ currencies in A$ and US$ functional currency entities in the Group relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the Group’s financial performance. To mitigate exchange‑rate risk associated with loans denominated in a foreign currency, the Group holds cash reserves in the same foreign currency as the loan, creating a natural hedge. This arrangement offsets movements between the asset and liability balances, thereby reducing foreign exchange gains and losses recognized in the Consolidated Income Statement.
Currency risk is minimized by ensuring the proportion of cash reserves held in each currency matches the expected rate of spend of each currency.
As of June 30, 2026, the Group held 98% of its cash in US$, 1% in A$ and 1% in other currencies. As of June 30, 2025, the Group held 80% of its cash in US$ and 20% in A$.
The balances held at the end of the year that give rise to currency risk exposure are presented in US$ in the following table, together with a sensitivity analysis which assesses the impact that a change of +/-20% in the exchange rate as of June 30, 2026 and June 30, 2025 would have had on the Group’s reported net profits/(losses) and/or equity balance. The bank balances held at the end of the year that are presented in the following table give rise to currency risk exposure as they are not in the functional currency of the entity in which it is held.

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2026	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$75,559	$15,112	$(15,112)
Bank accounts – CHF	CHF308	$76	$(76)
Bank accounts – SGD	S$362	$56	$(56)
Bank accounts – EUR	EUR42	$9	$(9)
Trade and other receivables - USD	US$47	$9	$(9)
Trade and other receivables - SGD	S$481	$74	$(74)
Trade and other receivables - CHF	CHF8	$2	$(2)
Trade and other receivables - EUR	EUR88	$20	$(20)
Trade payables and accruals - USD	(US$1,274)	$(255)	$255
Trade payables and accruals - AUD	(A$513)	$(70)	$70
Trade payables and accruals - SGD	(S$123)	$(19)	$19
Trade payables and accruals - GBP	(GBP41)	$(11)	$11
Trade payables and accruals - EUR	(EUR7)	$(2)	$2
Trade payables and accruals - CHF	(CHF65)	$(16)	$16
Provisions – USD	(US$1,750)	$(350)	$350
Borrowings – USD	(USD119,235)	$(23,847)	$23,847
		$(9,212)	$9,212

		+20%	-20%
(in U.S. dollars, in thousands, unless otherwise noted) As of June 30, 2025	Foreign currency balance held	Profit/(Loss) US$	Profit/(Loss) US$
Bank accounts – USD	US$95	$19	$(19)
Bank accounts – CHF	CHF93	$23	$(23)
Bank accounts – SGD	S$236	$37	$(37)
Bank accounts – EUR	EUR29	$7	$(7)
Trade and other receivables - USD	US$48	$10	$(10)
Trade and other receivables - SGD	S$191	$30	$(30)
Trade and other receivables - CHF	CHF4	$1	$(1)
Trade and other receivables - EUR	EUR101	$24	$(24)
Trade payables and accruals - USD	(US$1,376)	$(275)	$275
Trade payables and accruals - AUD	(A$458)	$(60)	$60
Trade payables and accruals - SGD	(S$177)	$(28)	$28
Trade payables and accruals - GBP	(GBP42)	$(12)	$12
Trade payables and accruals - CHF	(CHF61)	$(15)	$15
Provisions – USD	(US$1,750)	$(350)	$350
		$(589)	$589
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
The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of June 30, 2026 and June 30, 2025. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of June 30, 2026			As of June 30, 2025
(in U.S. dollars, in thousands, except percent data)	Low	High	US$	Low	High	US$
Funds invested – US$	1.21%	3.62%	70,300	4.18%	4.18%	117,902
Rate increase by 10%	1.33%	3.98%	216	4.60%	4.60%	493
Rate decrease by 10%	1.09%	3.26%	(216)	3.76%	3.76%	(493)

	As of June 30, 2026			As of June 30, 2025
(in Australian dollars, in thousands, except percent data)	Low	High	A$	Low	High	A$
Funds invested – A$	3.85%	4.93%	1,395	3.35%	4.21%	49,235
Rate increase by 10%	4.24%	5.42%	6	3.69%	4.63%	185
Rate decrease by 10%	3.47%	4.44%	(6)	3.02%	3.79%	(185)
(iii)    Price risk
Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group was exposed to price risk arising from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments were dependent on net sales of Ryoncil® for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia.

The NovaQuest borrowing was fully repaid during the year. Accordingly, the Group had no exposure to price risk associated with the NovaQuest financing arrangement at June 30, 2026.

	As of June 30, 2026		As of June 30, 2025
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Borrowings – NovaQuest	—	—%	11,153	9%
Non-current borrowings
Borrowings – NovaQuest	—	—%	67,739	56%
	—	—%	78,892	65%
The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at June 30, 2026, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(f)(iv).
The Group does not consider it has any exposure to price risk other than those already described above.
(iv)    Margin risk (gross to net risk)
The Group is exposed to margin risk arising from the estimation of variable consideration deducted from gross product sales in calculating or recognizing net product revenue. Product revenues are recorded at net of allowances for variable consideration such as estimated government rebates and chargebacks (including Medicaid and 340B chargebacks), distribution fees, distributor and off-label discounts, patient assistance programs, freight and packaging costs and returns. These allowances are estimated at the point of sale using contractual and statutory pricing terms, historical claims experience, payer and channel mix data, information provided by the Group's third‑party commercialization service provider, and other information available at the reporting date.
The Group's net product revenue and gross profit margin are sensitive to changes in the aggregate gross to net adjustment expressed as a percentage of gross product sales. Total gross to net adjustments for the years ended June 30, 2026 and 2025 was 13.4% and 14.6% of gross product revenue, respectively, comprising government rebates and chargebacks, discounts and distributor fees, other sales‑related deductions, and co‑pay assistance and other discounts.
The actual amount of consideration ultimately received by the Group may differ from these estimates. Factors that could result in a material change to the estimated gross to net adjustment include:
•changes in the statutory Medicaid Unit Rebate Amount;
•changes in TRICARE and Department of Veterans Affairs rebate and chargeback rates or eligible volumes;
•shifts in the mix of eligible 340B chargebacks covered entities and associated chargeback volumes;
•changes to distribution fee rates;
•changes in freight charges, including variability in freight arising from customer location and shipping distance;
•changes to distributor and off-label discounts;
•changes to co‑pay support program utilization and per‑patient benefit levels; and
•variances between actual and assumed channel and distribution mix, leading to differences between actual claims and amounts accrued.

(v)    Share price risk
The Group's exposure to share price risk arises from warrant liabilities and a financial derivative liability classified within contingent consideration held by the Group and classified in the statement of financial position at fair value through profit or loss. The future exercise of these warrants will not impact the Group's future cash flows significantly given the warrants will be paid in shares upon exercise, therefore there are no significant cashflow risks associated with these warrants. The Group monitors the impact on profit or loss that share price movements have on the valuation of the warrant liability each period. The financial derivative liability as of June 30, 2025 relates to a contingent consideration milestone paid in January 2025 through the issuance of shares, which was subject to a 12-month lock-up period. If the share price decreased over the lock-up period an additional payment equal to the reduction in the share price multiplied by the amount of issued shares under that milestone payment was required to be paid.
The table below summarizes the impact of the increase/decrease of Mesoblast's share price on the Group's profit or loss during the period, based on the assumption that the share price had increased/decreased by 10% and 10% with all other variables held constant as of June 30, 2026 and June 30, 2025 respectively.

(in U.S. dollars, in thousands)	As of June 30, 2026	As of June 30, 2025
Financial liabilities
Warrant liability	8,912	5,724
Financial derivative liability	—	10,262
Impact on profit or (loss)
Share price increase by 10% (2025: 10%) - Warrant liability	(1,274)	(767)
Share price decrease by 10% (2025: 10%) - Warrant liability	1,241	751
Share price increase by Nil (2025: 10%) - Financial derivative liability	—	873
Share price decrease by Nil (2025: 10%) - Financial derivative liability	—	(925)
b. Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets. The Group’s receivables are tabled below.

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Cash and cash equivalents
Deposits at call (Note 5(a)) - minimum A rated	55,524	393
Cash at bank (Note 5(a)) - minimum A rated	47,390	161,158
Trade and other receivables
Receivable from other parties (non-rated)	57,075	13,911
Receivable from the Singapore Government (Goods and Services Tax)	372	150
Receivable from the Australian Government (Goods and Services Tax)	180	587
Receivable from the Australian Government (Foreign Withholding Tax)	20	22
Receivable from the Swiss Government (Value-Added Tax)	10	4
Receivable from the United Kingdom Government (Foreign Withholding Tax)	2	2
Receivable from minimum A rated bank deposits (interest)	1	2
Other non-current assets
Minimum A rated bank deposits (held as security)	1,205	1,297
Credit risk is managed on a Group basis. For customers, where independent credit ratings are available, these ratings are used. Otherwise, the Group assesses the credit quality of the customer, taking into account its financial position, past experience, payment history and other relevant factors. Compliance with customer payment terms and credit limits is regularly monitored.

The Group has credit risk exposure to customers in the U.S. distribution channel. As at June 30, 2026 and 2025, 98.0% and 89.3% of the Group’s trade receivables were due from a single external customer. The Group defines major credit risk as exposure to a concentration exceeding 10% of a total class of financial asset. Management monitors customer concentration, payment terms and overdue balances as part of its credit risk management process.
To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. Expected loss rates are based on historical payment profiles, adjusted to reflect current and forward-looking information on macroeconomic factors and customer-specific matters affecting the ability of customers to settle receivables.
As at June 30, 2026 and 2025 the expected credit loss allowance was $Nil and $Nil, respectively..
c. Liquidity risk
Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).
All financial liabilities, excluding contingent consideration, borrowings and lease liabilities held by the Group as of June 30, 2026 and June 30, 2025 mature within 6 months. Trade payables and contingent consideration held by the Group as of June 30, 2026 and June 30, 2025 are non-interest bearing. The total contractual cash flows associated with trade payables equate to the carrying amount disclosed within the financial statements.
As of June 30, 2026, the maturity profile of the anticipated future contractual cash flows, on an undiscounted basis, and which, therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)	(11,111)	(10,167)	(150,333)	—	(171,611)	(119,235)
Trade payables	(46,806)	—	—	—	(46,806)	(46,806)
Lease liabilities	(3,432)	(2,587)	(2,920)	(36)	(8,975)	(8,099)
	(61,349)	(12,754)	(153,253)	(36)	(227,392)	(174,140)
(1)Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at June 30, 2026.

11. Capital management
The Group’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. See Note 5(a) for the cash reserves of the Group as at the end of the financial reporting period.

12. Interests in other entities
The Group’s subsidiaries as of June 30, 2026 and 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business, aside from BeiCell Ltd, which was incorporated in the Cayman Islands however operates in Hong Kong.

	Country of incorporation	Class of shares	Equity holding
			As of June 30,
			2026	2025
			%	%
Mesoblast, Inc.	USA	Ordinary	100	100
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Switzerland	Ordinary	100	100
Mesoblast Australia Pty Ltd	Australia	Ordinary	100	100
Mesoblast UK Ltd	United Kingdom	Ordinary	100	100
BeiCell Ltd(1)	Cayman Islands	Ordinary	—	100

(1)
As of June 30, 2026, BeiCell Ltd has been liquidated voluntarily. A Certificate of Dissolution was issued by the Cayman Islands Registrar of Companies which states that the company was deemed dissolved and removed from the Register of Companies on September 15, 2025.

13. Contingent assets and liabilities
a.    Contingent assets
The Group did not have any contingent assets outstanding as of June 30, 2026 and June 30, 2025.
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
(ii)    Other contingent liabilities
The Group has entered into a number of other agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements. As of June 30, 2026, the Group has assessed these contingent liabilities to be remote and specific disclosure is not required.
14. Commitments
a.    Capital commitments
The Group did not have any commitments for future capital expenditure outstanding as of June 30, 2026 and June 30, 2025.

b.    Purchase commitments
In June 2025, the Group entered into a MSA, with Lonza, a global leader in biopharmaceutical manufacturing, and replaced the Group's prior Master Service Agreement ("MSA") with Lonza, for the supply of commercial product for the launch of Ryoncil® for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of June 30, 2026, the agreement contains a minimum remaining financial commitment of the non-lease component of $39.8 million, payable until December 2027. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of June 30, 2026, the lease component is $3.4 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 10(c).
Separately to these Lonza commitments, the Group have agreements with other third parties related to contract manufacturing and other goods and services. As of June 30, 2026, the Group had $8.0 million of non-cancellable purchase commitments related to manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreements, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.
The Group did not have any other purchase commitments as of June 30, 2026.
15. Events occurring after the reporting period
There were no events that have occurred after June 30, 2026 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.
16. Related party transactions
a.    Parent entity
The parent entity within the Group is Mesoblast Limited.
b.    Subsidiaries
Details of interests in subsidiaries are disclosed in Note 12 to the financial statements.
c.    Key management personnel compensation
The aggregate compensation made to Directors and other members of key management personnel ("KMP") of the Group is set out below:

	Year Ended June 30,
(in U.S. dollars)	2026	2025
Short-term employee benefits	4,472,059	2,735,600
Long-term employee benefits	1,549	99,059
Post-employment benefits	48,410	30,720
Share based payments	4,224,739	7,237,185
	8,746,757	10,102,564
The aggregate other service payments made to Directors and other members of key management personnel of the Group is set out below:
Philip Krause has been a non-executive director of Mesoblast since March 2022. Philip Krause was appointed to a formal strategic advisory role on June 4, 2023 through to March 31, 2026 on which date the agreement ceased. The consulting agreement was in addition to Philip Krause's existing role as non-executive director. Philip Krause was determined not to be independent on August 28, 2023 and his director fees ceased from August 1, 2023 until March 31, 2026. On July 1, 2025, Philip Krause's consulting agreement was amended, where he is now remunerated via a monthly retainer of $50,000 for strategic advisory services and his role as non-executive director and these fees are included in the table above. The total aggregate fees paid to Philip Krause through the original consulting agreement for the year ended June 30, 2026 and 2025 was $450,000 and $240,000, respectively.
There were no other loans or other related transactions with KMP during the financial year.
d.    Transactions with other related parties
The following transactions with related parties were conducted on arm's length terms and conditions during the year ended June 30, 2026:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025
Sale of product to a director	643	—
Commitment fee to related party(1)	80	—
Original Issue Discount ("OID") on credit-line facility(2)	1,875	—
Transaction cost on credit-line facility(2)	23	—
Purchase of goods and services(3)	25	—
(1)In September 2025, transaction fees were paid in association with a convertible note subscription agreement by Dr Gregory George, a non-executive director of Mesoblast Limited. The Group paid a commitment fee of $80,000 in cash and the Group also granted warrants to purchase 1,600,000 shares, at A$2.52 per share as a transaction fee in exchange for a service, namely, access to funding under the proposed convertible note facility. The warrants have a fair value of A$2,167,348 ($1,398,806) as at valuation date. Refer to Note 7(b)(iv) for more details on the warrants issued.
(2)In December 2025, the Group paid an OID fee and transaction costs as part of the $125.0 million five-year credit-line facility provided by Dr Gregory George, a non-executive director of Mesoblast Limited. Refer to Note 16(e) for more details on the credit-line facility.
(3)In April 2026, the Group engaged Doculogics, Inc. ("Doculogics") to provide electronic publishing services, including publishing software incorporating artificial intelligence capability, in support of the Group's Biologics License Application ("BLA") to the U.S. Food and Drug Administration ("FDA") for its chronic heart failure product. Doculogics is a company controlled by Ben Krause, the son of Philip Krause, a non-executive director of Mesoblast Limited, and is therefore a related party of the Group. The engagement provides for total fees of $100,000, payable on a stage-gated basis by reference to milestones achieved, with 25% payable on signing. As of June 30, 2026, this amount is within trade and other payables.
Accounts receivable from revenues, accounts payable to expenses and loans from subsidiaries as at the end of the fiscal year have been eliminated on consolidation of the Group.
e.     Loans to/from related parties
Loans to/from related parties comprised of the following:

	Year Ended June 30,
(in U.S. dollars, in thousands)	2026	2025
Opening balance	—	—
Loan advanced(1)	121,039	—
Less: transaction costs	(2,946)	—
Amortization of carrying amount	4,259	—
Interest paid	(3,117)	—
Closing Balance	119,235	—

(1)
In December 2025, the Group entered into a new $125.0 million five-year credit-line facility provided by Dr Gregory George, a non-executive director of Mesoblast Limited. The Group drew the first tranche of $75.0 million on closing in December 2025. In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility. The credit-line facility has a five year interest only period, at a fixed rate of 8.00% per annum, payable quarterly, and is secured solely with the TEMCELL royalty. Refer to Note 5(e)(i) for more details on the credit-line facility.
As part of the credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 ADSs under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day VWAP, with the ADS price calculated using the USD spot rate at the time of exercise. The loan proceeds were first allocated to the issue of warrants at fair value of $4.0 million (A$5.9 million), with the remainder to the credit-line facility. The Group has determined that an obligation to issue the warrants has arisen from the time the credit-line facility was signed; consequently, a liability for the warrants was recognized. Refer to Note 5(f)(vi) for more details on the warrants issued.

f.    Terms and conditions
All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties.
Outstanding balances, other than loan to non-executive directors, are unsecured and are repayable in cash and shares.
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
Options issued to employees generally vest based on performance or time conditions, or both. In the year ended June 30, 2026, senior executives were issued options that vest based on performance and time conditions. These options are required to satisfy certain pre-specified performance conditions and time-based vesting conditions prior to vesting. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met. For time-based vesting options, the first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.
The exercise price is determined by reference to the Company policy. Generally the exercise price is the higher of the volume weighted average share price of the five ASX trading days up to Board approval of the grant, and the last closing price of an ordinary share on the ASX at Board approval. In the case of options that have time-based vesting conditions only, the Board of Directors adds a 10% premium to the market price. Options with performance based vesting conditions are issued with no premium. With the exception of series 96 which was in lieu of the staff cash bonus payment. The Board of Directors’ policy is to not issue options at a discount to the market price.
In accordance to section 1100V of the Corporations Act, our ESOP limits the aggregate number of shares reserved for issuance on the exercise of US incentive stock options to 20,000,000. Our ESOP also requires that the number of options granted during the previous 3 years remain within the 10% of the total issued capital of the company.

a.    Reconciliation of outstanding share based payments

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
43	18-Jul-18	17-Jul-25	A$1.85	1,773,332		—	(1,773,332)		—	—
43b	18-Jul-18	17-Jul-25	A$1.85	350,000		—	(350,000)		—	—
45	30-Nov-18	29-Nov-25	A$1.31	490,000		(340,000)	(150,000)		—	—
46	19-Jan-19	18-Jan-26	A$1.43	3,333		(3,333)	—		—	—
47	19-Jan-19	18-Jan-26	A$1.43	150,000		(150,000)	—		—	—
48	04-Apr-19	03-Apr-26	A$1.46	300,000		(300,000)	—		—	—
49	20-Jul-19	19-Jul-26	A$1.60	2,081,669		(1,883,335)	—		198,334	198,334
49a	20-Jul-19	19-Jul-26	A$1.45	2,366,666		(1,316,666)	—		1,050,000	700,000
49b	20-Jul-19	19-Jul-26	A$1.45	1,346,667		—	—		1,346,667	1,346,667
49c	20-Jul-19	19-Jul-26	A$1.45	538,667		—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.45	175,000		(175,000)	—		—	—
54	25-Nov-19	24-Nov-26	A$1.96	20,000		(20,000)	—		—	—
55	29-May-19	28-May-26	A$1.46	350,000		(350,000)	—		—	—
56	18-Nov-19	17-Nov-26	A$1.81	200,000		—	—		200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.78	100,000		—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.96	150,000		—	—		150,000	150,000
59	24-Jan-20	23-Jan-27	A$3.36	10,000		—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.00	1,200,000		—	—		1,200,000	1,200,000
63a	18-May-20	17-May-27	A$3.63	1,200,000		—	—		1,200,000	1,200,000
64	16-Jul-20	15-Jul-27	A$3.73	3,040,000		—	(80,000)		2,960,000	2,960,000
64a	16-Jul-20	15-Jul-27	A$3.39	1,735,000		—	—		1,735,000	1,013,334
64c	16-Jul-20	15-Jul-27	A$3.39	350,000		—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.39	300,000		—	—		300,000	200,000
64e	16-Jul-20	15-Jul-27	A$3.39	1,200,000		—	—		1,200,000	1,200,000
66	11-Sep-20	10-Sep-27	A$4.76	200,000		—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.58	200,000		—	—		200,000	200,000
69	20-Nov-20	19-Nov-27	A$3.58	100,000		—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.65	250,000		—	—		250,000	250,000
72	15-Apr-21	14-Apr-28	A$2.26	200,000		—	—		200,000	200,000
74	08-Sep-21	07-Sep-28	A$1.93	2,622,231		(109,231)	(10,000)		2,503,000	2,503,000
74a	08-Sep-21	07-Sep-28	A$1.75	3,850,000		(333,000)	(330,000)	*	3,187,000	2,537,000
74b	08-Sep-21	07-Sep-28	A$1.75	1,550,000		—	—		1,550,000	1,550,000
75	23-Dec-21	22-Dec-28	A$1.40	200,000		—	—		200,000	200,000
76	17-Oct-22	16-Oct-29	A$1.01	1,250,000		—	—		1,250,000	1,250,000
77	23-May-22	22-May-29	A$0.99	200,000		—	—		200,000	200,000
78	24-Aug-22	23-Aug-29	A$0.83	200,000		—	—		200,000	200,000
79	17-Oct-22	16-Oct-29	A$1.11	3,936,166		(1,136,666)	(15,000)	*	2,784,500	2,784,500
79a	17-Oct-22	16-Oct-29	A$1.01	4,170,000		—	(825,000)	*	3,345,000	1,995,000
79b	17-Oct-22	16-Oct-29	A$1.11	225,000		—	—		225,000	225,000
79c	17-Oct-22	16-Oct-29	A$1.01	3,225,000		—	—		3,225,000	2,295,000
79d	17-Oct-22	16-Oct-29	A$1.01	1,200,000		(271,000)	—		929,000	459,000
80	08-Aug-22	07-Aug-29	A$0.91	100,000		—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.58	100,000		—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.10	33,333		(33,333)	—		—	—
83	30-Mar-23	29-Mar-30	A$1.01	45,000		(15,000)	—		30,000	30,000
84	30-Mar-23	29-Mar-30	A$0.92	600,000		—	—		600,000	500,000
85	12-Oct-23	11-Oct-30	A$0.36	2,493,835		—	—		2,493,835	2,493,835
86	12-Oct-23	11-Oct-30	A$0.36	1,853,889		—	—		1,853,889	1,853,889
87	16-Oct-23	15-Oct-30	A$0.39	4,744,166		(795,001)	(168,333)	*	3,780,832	2,167,667
87a	16-Oct-23	15-Oct-30	A$0.35	1,668,333		(326,667)	—		1,341,666	245,000

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
87b	16-Oct-23	15-Oct-30	A$0.35	3,160,000		—	—		3,160,000	1,983,334
87c	16-Oct-23	15-Oct-30	A$0.35	1,640,000		(303,333)	—		1,336,667	516,668
88	16-Oct-23	15-Oct-30	A$0.35	447,301		—	—		447,301	447,301
89	24-Oct-23	23-Oct-30	A$0.37	985,000		—	—		985,000	656,666
91	11-Mar-24	10-Mar-31	A$0.32	540,000		—	—		540,000	360,000
92	16-Oct-23	15-Oct-30	A$0.35	300,000		—	—		300,000	200,000
93	30-May-24	29-May-31	A$1.23	220,000		(50,000)	—		170,000	170,000
94	30-May-24	29-May-31	A$1.23	200,000		—	—		200,000	—
95	30-May-24	29-May-31	A$1.35	200,000		(20,000)	—		180,000	115,000
96	10-Sep-24	09-Sep-31	A$0.01	3,594,456		(2,013,528)	—		1,580,928	1,580,928
96a	10-Sep-24	13-Mar-26	A$0.01	2,985,020		(2,985,020)	—		—	—
96b	10-Sep-24	09-Sep-31	A$0.01	346,409		(45,000)	—		301,409	301,409
96c	10-Sep-24	09-Sep-31	A$0.01	2,222,000		—	—		2,222,000	2,222,000
96d	10-Sep-24	13-Mar-26	A$0.01	1,280,651		(1,280,651)	—		—	—
97	27-Aug-24	26-Aug-31	A$1.07	5,822,000		(461,667)	(370,000)	*	4,990,333	1,479,001
97a	27-Aug-24	26-Aug-31	A$0.97	6,800,000		(441,668)	(266,666)	*	6,091,666	1,741,669
97b	27-Aug-24	26-Aug-31	A$0.97	4,839,000		—	—		4,839,000	1,613,001
97c	27-Aug-24	26-Aug-31	A$1.07	240,000		(75,000)	(160,000)	*	5,000	5,000
97d	27-Aug-24	26-Aug-31	A$1.07	225,000		—	—		225,000	75,000
98	14-Oct-24	13-Oct-31	A$1.44	274,223		—	—		274,223	274,223
99	27-Aug-24	26-Aug-31	A$0.97	1,395,389		—	—		1,395,389	1,395,389
100	17-Dec-24	16-Dec-31	A$2.01	10,000		—	(6,666)	*	3,334	3,334
101	17-Dec-24	16-Dec-31	A$1.83	305,260		(233,958)	—		71,302	71,302
102	17-Dec-24	16-Dec-31	A$1.83	235,295		—	—		235,295	235,295
103	10-May-25	09-May-32	A$1.89	155,000		—	(15,000)	*	140,000	46,668
104	10-May-25	09-May-32	A$1.72	215,000		—	—		215,000	215,000
105	10-May-25	09-May-32	A$1.72	197,411		—	—		197,411	197,411
106	10-May-25	09-May-32	A$1.72	100,000		—	—		100,000	—
107	10-May-25	09-May-32	A$1.72		200,000	—	—		200,000	66,667
108	10-May-25	09-May-32	A$1.72		200,000	—	—		200,000	66,667
109	26-Aug-25	25-Aug-32	A$2.46		75,600	—	—		75,600	—
110	26-Aug-25	25-Aug-32	A$2.71		6,385,000	—	(826,000)	*	5,559,000	—
110a	26-Aug-25	25-Aug-32	A$2.46		5,042,000	—	—		5,042,000	—
110b	26-Aug-25	25-Aug-32	A$2.46		2,770,000	—	(278,571)	*	2,491,429	—
110c	26-Aug-25	25-Aug-32	A$2.46		875,000	—	—		875,000	—
111	23-Dec-25	22-Dec-32	A$2.90		650,000	—	—		650,000	—
112	26-Aug-25	25-Aug-32	A$2.46		300,000	—	—		300,000	100,000
113	23-Dec-25	22-Dec-32	A$3.19		300,000	—	—		300,000	—
114	22-Jan-26	21-Jan-33	A$2.85		443,600	—	(30,000)	*	413,600	—
115	26-Feb-26	25-Feb-33	A$2.66		35,000	—	—		35,000	—
116	26-Feb-26	25-Feb-33	A$2.42		400,000	—	—		400,000	—
117	18-May-26	17-May-33	A$2.24		600,000	—	—		600,000	—
118	22-Jan-26	21-Jan-33	A$2.85		600,000	—	—		600,000	—
119	23-Jun-26	22-Jun-33	A$2.16		441,000	—	—		441,000	—
June 30, 2026				93,581,702	19,317,200	(15,468,057)	(5,654,568)		91,776,277	51,811,492
Weighted average share purchase price				A$1.20	A$2.56	A$0.73	A$1.74		A$1.53	A$1.40

(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
38	16-Sep-17	15-Sep-24	A$1.52	50,000		—	(50,000)		—	—
39	13-Oct-17	12-Oct-24	A$1.92	815,000		—	(815,000)		—	—
39a	13-Oct-17	12-Oct-24	A$1.74	902,425		—	(902,425)		—	—
40	24-Nov-17	23-Nov-24	A$1.39	750,000		—	(750,000)		—	—
40a	24-Nov-17	23-Nov-24	A$1.26	750,000		—	(750,000)	*	—	—
41	18-Jun-18	17-Jun-25	A$1.50	200,000		(200,000)	—		—	—
42	11-Jul-18	10-Jul-25	A$1.54	200,000		(200,000)	—		—	—
43	18-Jul-18	17-Jul-25	A$1.85	2,998,332		(1,225,000)	—		1,773,332	1,773,332
43b	18-Jul-18	17-Jul-25	A$1.85	350,000		—	—		350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.31	590,000		(100,000)	—		490,000	490,000
46	19-Jan-19	18-Jan-26	A$1.43	3,333		—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.43	150,000		—	—		150,000	150,000
48	04-Apr-19	03-Apr-26	A$1.46	300,000		—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.60	2,708,669		(627,000)	—		2,081,669	2,081,669
49a	20-Jul-19	19-Jul-26	A$1.45	2,833,332		(466,666)	—		2,366,666	2,016,666
49b	20-Jul-19	19-Jul-26	A$1.45	1,346,667		—	—		1,346,667	1,346,667
49c	20-Jul-19	19-Jul-26	A$1.45	538,667		—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.45	700,000		(525,000)	—		175,000	—
54	25-Nov-19	24-Nov-26	A$1.96	20,000		—	—		20,000	20,000
55	29-May-19	28-May-26	A$1.46	350,000		—	—		350,000	350,000
56	18-Nov-19	17-Nov-26	A$1.81	200,000		—	—		200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.78	100,000		—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.96	150,000		—	—		150,000	150,000
59	24-Jan-20	23-Jan-27	A$3.36	10,000		—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.00	1,200,000		—	—		1,200,000	1,200,000
63a	18-May-20	17-May-27	A$3.63	1,200,000		—	—		1,200,000	900,000
64	16-Jul-20	15-Jul-27	A$3.73	3,040,000		—	—		3,040,000	3,040,000
64a	16-Jul-20	15-Jul-27	A$3.39	1,735,000		—	—		1,735,000	1,013,334
64c	16-Jul-20	15-Jul-27	A$3.39	350,000		—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.39	300,000		—	—		300,000	200,000
64e	16-Jul-20	15-Jul-27	A$3.39	1,200,000		—	—		1,200,000	1,200,000
66	11-Sep-20	10-Sep-27	A$4.76	200,000		—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.58	200,000		—	—		200,000	200,000
69	20-Nov-20	19-Nov-27	A$3.58	100,000		—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.65	250,000		—	—		250,000	250,000
72	15-Apr-21	14-Apr-28	A$2.26	200,000		—	—		200,000	200,000
74	08-Sep-21	07-Sep-28	A$1.93	2,929,666		(290,769)	(16,666)		2,622,231	2,622,231
74a	08-Sep-21	07-Sep-28	A$1.75	3,850,000		—	—		3,850,000	2,780,000
74b	08-Sep-21	07-Sep-28	A$1.75	1,550,000		—	—		1,550,000	620,000
75	23-Dec-21	22-Dec-28	A$1.40	200,000		—	—		200,000	200,000
76	17-Oct-22	16-Oct-29	A$1.01	1,250,000		—	—		1,250,000	833,334
77	23-May-22	22-May-29	A$0.99	200,000		—	—		200,000	200,000
78	24-Aug-22	23-Aug-29	A$0.83	200,000		—	—		200,000	133,334
79	17-Oct-22	16-Oct-29	A$1.11	5,054,500		(1,023,334)	(30,000)		3,936,166	2,278,000
79	17-Oct-22	16-Oct-29	A$1.11				(65,000)	*
79a	17-Oct-22	16-Oct-29	A$1.01	4,350,000		(180,000)	—		4,170,000	1,636,250
79b	17-Oct-22	16-Oct-29	A$1.11	225,000		—	—		225,000	150,000
79c	17-Oct-22	16-Oct-29	A$1.01	3,225,000		—	—		3,225,000	600,000
79d	17-Oct-22	16-Oct-29	A$1.01	1,200,000		—	—		1,200,000	550,000
80	08-Aug-22	07-Aug-29	A$0.91	100,000		—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.58	100,000		—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.10	100,000		(66,667)	—		33,333	—

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
83	30-Mar-23	29-Mar-30	A$1.01	45,000		—	—		45,000	30,000
84	30-Mar-23	29-Mar-30	A$0.92	600,000		—	—		600,000	300,000
85	12-Oct-23	11-Oct-30	A$0.36	2,493,835		—	—		2,493,835	2,493,835
86	12-Oct-23	11-Oct-30	A$0.36	1,853,889		—	—		1,853,889	1,853,889
87	16-Oct-23	15-Oct-30	A$0.39	5,434,500		(560,334)	(130,000)	*	4,744,166	1,211,168
87a	16-Oct-23	15-Oct-30	A$0.35	1,995,000		(326,667)	—		1,668,333	—
87b	16-Oct-23	15-Oct-30	A$0.35	3,160,000		—	—		3,160,000	954,667
87c	16-Oct-23	15-Oct-30	A$0.35	2,730,000		(820,000)	(270,000)	*	1,640,000	—
88	16-Oct-23	15-Oct-30	A$0.35	873,393		(426,092)	—		447,301	447,301
89	24-Oct-23	23-Oct-30	A$0.37	985,000		—	—		985,000	328,333
90	28-Feb-24	28-May-24	A$0.01	—		—	—		—	—
91	11-Mar-24	10-Mar-31	A$0.32	—	540,000	—	—		540,000	180,000
92	16-Oct-23	15-Oct-30	A$0.35	300,000		—	—		300,000	100,000
93	30-May-24	29-May-31	A$1.23	220000		—	—		220,000	220000
94	30-May-24	29-May-31	A$1.23	200000		—	—		200,000	—
95	30-May-24	29-May-31	A$1.35		210,000	—	(10,000)		200,000	70,000
96	10-Sep-24	09-Sep-31	A$0.01		5,591,540	(1,997,084)	—		3,594,456	3594456
96a	10-Sep-24	14-Mar-25	A$0.01		3,126,752	(3,126,752)	—		—	—
96a	10-Sep-24	13-Mar-26	A$0.01		7,295,759	(4,310,739)	—		2,985,020	2,985,020
96b	10-Sep-24	09-Sep-31	A$0.01		475,968	(129,559)	—		346,409	346,409
96c	10-Sep-24	09-Sep-31	A$0.01		2,222,000	—	—		2,222,000	2,222,000
96d	10-Sep-24	14-Mar-25	A$0.01		548,851	(548,851)	—		—	—
96d	10-Sep-24	13-Mar-26	A$0.01		1,280,651	—	—		1,280,651	1,280,651
97	27-Aug-24	26-Aug-31	A$1.07		5,852,000	—	(30,000)	*	5,822,000	—
97a	27-Aug-24	26-Aug-31	A$0.97		6,800,000	—	—		6,800,000	—
97b	27-Aug-24	26-Aug-31	A$0.97		4,839,000	—	—		4,839,000	—
97c	27-Aug-24	26-Aug-31	A$1.07		240,000	—	—		240,000	—
97d	27-Aug-24	26-Aug-31	A$1.07		225,000	—	—		225,000	—
98	14-Oct-24	13-Oct-31	A$1.44		274,223	—	—		274,223	91,408
99	27-Aug-24	26-Aug-31	A$0.97		1,395,389	—	—		1,395,389	930,261
100	17-Dec-24	16-Dec-31	A$2.01		235,000	—	(225,000)	*	10,000	—
101	17-Dec-24	16-Dec-31	A$1.83		483,514	—	(178,254)	*	305,260	77,986
102	17-Dec-24	16-Dec-31	A$1.83		235,295	—	—		235,295	—
103	10-May-25	09-May-32	A$1.89		180,000	—	(25,000)	*	155,000	—
104	10-May-25	09-May-32	A$1.72		215,000	—	—		215,000	—
105	10-May-25	09-May-32	A$1.72		197,411	—	—		197,411	98,705
106	10-May-25	09-May-32	A$1.72		100,000	—	—		100,000	—
June 30, 2025				72,416,208	42,563,353	(17,150,514)	(4,247,345)		93,581,702	51,019,572
Weighted average share purchase price				A$1.43	A$0.55	A$0.48	A$1.50		A$1.20	A$1.37

(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)	Closing Balance	Vested and exercisable No (end of year)
35a	8-Jul-20	8-Jul-23	US$2.86	1,500,000		—	(1,500,000)	—	—
36	6-Dec-16	5-Dec-23	A$1.31	533,000		—	(533,000)	—	—
36a	6-Dec-16	5-Dec-23	A$1.19	1,950,730		—	(1,950,730)	—	—
38	16-Sep-17	15-Sep-24	A$1.52	50,000		—	—	50,000	50,000

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
39	13-Oct-17	12-Oct-24	A$1.92	975,000		—	(160,000)		815,000	815,000
39a	13-Oct-17	12-Oct-24	A$1.74	902,425		—	—		902,425	902,425
40	24-Nov-17	23-Nov-24	A$1.39	750,000		—	—		750,000	750,000
40a	24-Nov-17	23-Nov-24	A$1.26	750,000		—	—		750,000	—
41	18-Jun-18	17-Jun-25	A$1.50	200,000		—	—		200,000	200,000
42	11-Jul-18	10-Jul-25	A$1.54	200,000		—	—		200,000	200,000
43	18-Jul-18	17-Jul-25	A$1.85	3,133,332		—	(135,000)		2,998,332	2,998,332
43b	18-Jul-18	17-Jul-25	A$1.85	350,000		—	—		350,000	350,000
45	30-Nov-18	29-Nov-25	A$1.31	590,000		—	—		590,000	590,000
46	19-Jan-19	18-Jan-26	A$1.43	3,333		—	—		3,333	3,333
47	19-Jan-19	18-Jan-26	A$1.43	150,000		—	—		150,000	150,000
48	4-Apr-19	3-Apr-26	A$1.46	300,000		—	—		300,000	300,000
49	20-Jul-19	19-Jul-26	A$1.60	3,018,669		—	(310,000)		2,708,669	2,708,669
49a	20-Jul-19	19-Jul-26	A$1.45	2,833,332		—	—		2,833,332	1,883,332
49b	20-Jul-19	19-Jul-26	A$1.45	1,346,667		—	—		1,346,667	673,334
49c	20-Jul-19	19-Jul-26	A$1.45	538,667		—	—		538,667	538,667
50	20-Jul-19	19-Jul-26	A$1.45	700,000		—	—		700,000	175,000
54	25-Nov-19	24-Nov-26	A$1.96	20,000		—	—		20,000	20,000
55	29-May-19	28-May-26	A$1.46	350,000		—	—		350,000	300,000
56	18-Nov-19	17-Nov-26	A$1.81	200,000		—	—		200,000	200,000
57	25-Nov-19	24-Nov-26	A$1.78	100,000		—	—		100,000	100,000
58	25-Nov-19	24-Nov-26	A$1.96	150,000		—	—		150,000	150,000
59	24-Jan-20	23-Jan-27	A$3.36	10,000		—	—		10,000	10,000
63	18-May-20	17-May-27	A$4.00	1,200,000		—	—		1,200,000	1,200,000
63a	18-May-20	17-May-27	A$3.63	1,200,000		—	—		1,200,000	500,000
64	16-Jul-20	15-Jul-27	A$3.73	3,253,333		—	(213,333)		3,040,000	3,040,000
64a	16-Jul-20	15-Jul-27	A$3.39	1,735,000		—	—		1,735,000	478,334
64c	16-Jul-20	15-Jul-27	A$3.39	350,000		—	—		350,000	116,666
64d	16-Jul-20	15-Jul-27	A$3.39	300,000		—	—		300,000	200,000
64e	16-Jul-20	15-Jul-27	A$3.39	1,200,000		—	—		1,200,000	720,000
66	11-Sep-20	10-Sep-27	A$4.76	200,000		—	—		200,000	100,000
68	20-Nov-20	19-Nov-27	A$3.58	200,000		—	—		200,000	200,000
69	20-Nov-20	19-Nov-27	A$3.58	100,000		—	—		100,000	100,000
71	17-Feb-21	16-Feb-28	A$2.65	250,000		—	—		250,000	250,000
72	15-Apr-21	14-Apr-28	A$2.26	200,000		—	—		200,000	200,000
74	8-Sep-21	7-Sep-28	A$1.93	3,186,333		—	(143,335)		2,929,666	1,942,003
74	8-Sep-21	7-Sep-28	A$1.93				(113,332)	*
74a	8-Sep-21	7-Sep-28	A$1.75	3,850,000		—	—		3,850,000	1,653,334
74b	8-Sep-21	7-Sep-28	A$1.75	1,550,000		—	—		1,550,000	620,000
75	23-Dec-21	22-Dec-28	A$1.40	200,000		—	—		200,000	200,000
76	17-Oct-22	16-Oct-29	A$1.01	1,250,000		—	—		1,250,000	416,667
77	23-May-22	22-May-29	A$0.99	200,000		—	—		200,000	133,334
78	24-Aug-22	23-Aug-29	A$0.83	200,000		—	—		200,000	66,667
79	17-Oct-22	16-Oct-29	A$1.11	5,754,500		—	(30,000)		5,054,500	1,668,167
79	17-Oct-22	16-Oct-29	A$1.11				(670,000)	*
79a	17-Oct-22	16-Oct-29	A$1.01	4,350,000		—	—		4,350,000	635,000
79b	17-Oct-22	16-Oct-29	A$1.11	225,000		—	—		225,000	75,000
79c	17-Oct-22	16-Oct-29	A$1.01	3,225,000		—	—		3,225,000	—
79d	17-Oct-22	16-Oct-29	A$1.01	1,200,000		—	—		1,200,000	390,000
80	8-Aug-22	7-Aug-29	A$0.91	100,000		—	—		100,000	100,000
81	11-Dec-20	10-Dec-27	A$4.58	100,000		—	—		100,000	100,000
82	21-Nov-22	20-Nov-29	A$1.10	100,000		—	—		100,000	33,334

Series	Grant Date(1)	Expiry Date	Exercise Price	Opening Balance	Granted No. (during the year)	Exercised No. (during the year)	Lapsed/Forfeited* No. (during the year)		Closing Balance	Vested and exercisable No (end of year)
83	30-Mar-23	29-Mar-30	A$1.01	150,000		—	(105,000)	*	45,000	15,000
84	30-Mar-23	29-Mar-30	A$0.92	—	600,000	—	—		600,000	100,000
85	12-Oct-23	11-Oct-30	A$0.36	—	2,493,835	—	—		2,493,835	831,279
86	12-Oct-23	11-Oct-30	A$0.36	—	1,853,889	—	—		1,853,889	617,965
87	16-Oct-23	15-Oct-30	A$0.39	—	5,459,500	—	(25,000)	*	5,434,500	—
87a	16-Oct-23	15-Oct-30	A$0.35	—	1,995,000	—	—		1,995,000	—
87b	16-Oct-23	15-Oct-30	A$0.35	—	3,160,000	—	—		3,160,000	—
87c	16-Oct-23	15-Oct-30	A$0.35	—	2,730,000	—	—		2,730,000	—
88	16-Oct-23	15-Oct-30	A$0.35	—	873,393	—	—		873,393	291131
89	24-Oct-23	23-Oct-30	A$0.37	—	985,000	—	—		985,000	—
90	28-Feb-24	28-May-24	A$0.01	—	1,072,363	(1,072,363)	—		—	—
92	16-Oct-23	15-Oct-30	A$0.35	—	300,000	—	—		300,000	—
93	30-May-24	29-May-31	A$1.23	—	220,000	—	—		220,000	—
94	30-May-24	29-May-31	A$1.23	—	200,000	—	0		200,000	—
June 30, 2024				57,434,321	21,942,980	(1,072,363)	(5,888,730)		72,416,208	31,061,973
Weighted average share purchase price				A$1.85	A$0.38	A$0.01	A$1.79		A$1.43	A$1.98
(1)The dates presented in the grant date column represent the date on which board approval was obtained. For valuation dates per IFRS 2, refer to Note 17(c).
The weighted average share price at the date of exercise of options exercised during the years ended June 30, 2026, 2025 and 2024 were A$2.44, A$2.52 and A$0.93 respectively. The weighted average remaining contractual life of share options outstanding as of June 30, 2026, 2025 and 2024 were 4.08 years, 4.16 years and 4.24 years, respectively.
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
This policy applies to all series issued during the year ended June 30, 2026 shown in the above table with the exception of the following:

109	Options were granted in one tranche and are required to satisfy time-based vesting condition. Time-based condition restrict vesting at 12 months.

110a
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

110b
Options were granted in four or seven tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company's board of directors) in the Company achieving certain confidential commercial objectives. Time-based conditions restrict vesting to a maximum of one third at 12 months, two thirds at 24 months and full grant at 36 months, but only if the pre-specified performance conditions have been met.

110c & 111
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

116
Options were granted in two equal tranches and will vest on the date that the option holder has direct involvement (to the reasonable satisfaction of the Company’s board of directors) in the Company achieving certain confidential commercial objectives.

119
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

Modifications to share-based payment arrangements
During the year ended June 30, 2024, as a result of a 1 for 4 pro-rata accelerated non-renounceable entitlement offer to existing eligible shareholders in December 2023, the exercise price of all outstanding options at the time was reduced by A$0.02 per option subject to the ESOP plan under clause 8.3. There were no modifications made to share-based payment arrangements during the years ended June 30, 2026 and June 30, 2025.
c.    Fair values of share based payments
The weighted average fair value of share options granted during the years ended June 30, 2026, 2025 and 2024 were A$1.53, A$1.21 and A$0.39, respectively.
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
Risk free interest rate
This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.
Model inputs
The model inputs for the valuations of options approved and granted during the year ended June 30, 2026 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
107	25-Nov-25	1.72	2.38	73.59%	5.4 yrs	0%	3.92%
108	25-Nov-25	1.72	2.38	73.59%	5.4 yrs	0%	3.92%
109	25-Nov-25	2.46	2.38	73.59%	5.6 yrs	0%	3.92%
110	16-Oct-25	2.71	2.80	73.73%	5.7 yrs	0%	3.55%
110a	10-Apr-26	2.46	2.12	73.27%	5.3 yrs	0%	4.69%
110b	25-Nov-25	2.46	2.38	73.59%	5.6 yrs	0%	3.92%
110c(3)	30-Jun-26	2.46	1.96	72.95%	5.1 yrs	0%	4.40%
111	10-Apr-26	2.90	2.12	73.27%	5.6 yrs	0%	4.69%
112	22-Dec-25	2.46	2.90	73.53%	5.6 yrs	0%	4.33%
113	10-Feb-26	3.19	2.50	73.40%	5.7 yrs	0%	4.40%
114	07-Apr-26	2.85	1.99	73.29%	5.7 yrs	0%	4.70%
115	16-Jun-26	2.66	1.95	72.96%	5.6 yrs	0%	4.48%
116	10-Apr-26	2.42	2.12	73.27%	5.7 yrs	0%	4.69%
117	30-Jun-26	2.24	1.96	72.95%	5.7 yrs	0%	4.40%
118	30-Jun-26	2.85	1.96	72.95%	5.5 yrs	0%	4.40%
119	30-Jun-26	2.16	1.96	72.95%	5.8 yrs	0%	4.40%
(1)Valuation date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the employee have a shared understanding of the terms and conditions of the arrangement.
(2)Expected life after factoring likely early exercise.
(3)Fair value estimated at June 30, 2026 as the valuation date under IFRS2 has not been met as of June 30, 2026.
The closing share market price of an ordinary share of Mesoblast Limited on the ASX as of June 30, 2026 was A$1.96.

The model inputs for the valuations of options approved and granted during the year ended June 30, 2025 are as follows:

Series	Valuation date(1)	Exercise price per share A$	Share price at valuation date A$	Expected share price volatility	Life(2)	Dividend yield	Risk-free interest rate
91	15-Nov-24	0.32	1.57	72.64%	5.3 yrs	0%	4.26%
95	18-Jul-24	1.35	1.11	72.68%	5.8 yrs	0%	3.99%
96	24-Sep-24	0.01	1.06	72.55%	2.6 yrs	0%	3.51%
96a	24-Sep-24	0.01	1.06	72.55%	0.9 yrs	0%	3.51%
96b	24-Sep-24	0.01	1.06	72.55%	2.6 yrs	0%	3.51%
96c	15-Nov-24	0.01	1.57	72.64%	2.6 yrs	0%	4.26%
96d	15-Nov-24	0.01	1.57	72.64%	0.8 yrs	0%	4.26%
97	03-Oct-24	1.07	1.35	72.55%	5.8 yrs	0%	3.63%
97a	16-Dec-24	0.97	1.83	72.65%	5.7 yrs	0%	3.95%
97b	17-Dec-24	0.97	1.94	72.65%	5.7 yrs	0%	3.93%
97c	20-Dec-24	1.07	2.42	73.89%	5.6 yrs	0%	4.08%
97d	25-Jun-25	1.07	1.61	73.60%	5.2 yrs	0%	3.43%
98	17-Apr-25	1.44	1.65	73.83%	5.5 yrs	0%	3.58%
99	15-Nov-24	0.97	1.57	72.64%	5.7 yrs	0%	4.26%
100	20-Dec-24	2.01	2.42	73.89%	5.9 yrs	0%	4.08%
101	24-Apr-25	1.83	1.79	73.83%	5.6 yrs	0%	3.56%
102	07-May-25	1.83	1.72	73.77%	5.6 yrs	0%	3.59%
103	25-Jun-25	1.89	1.61	73.60%	5.8 yrs	0%	3.43%
104	15-Jan-26	1.72	2.70	73.47%	5.3 yrs	0%	4.22%
105	06-Jun-25	1.72	1.76	73.64%	5.9 yrs	0%	3.57%
106	05-Jun-25	1.72	1.77	73.65%	5.9 yrs	0%	3.54%
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

18. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Year Ended June 30,
(in U.S. dollars)	2026	2025	2024
a. PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	845,574	675,921	623,605
Other audit services(1)	97,486	76,569	33,180
Total audit and other assurance services	943,060	752,490	656,785

Other non-audit service	2,000	—	—
Total other non-audit service	2,000	—	—

Total remuneration of PricewaterhouseCoopers Australia	945,060	752,490	656,785

b. Network firms of PricewaterhouseCoopers Australia
Audit and other assurance services
Audit and review of financial reports	106,606	198,747	65,722
Total remuneration of Network firms of PricewaterhouseCoopers Australia	106,606	198,747	65,722
Total auditors' remuneration(2)	1,051,666	951,237	722,507
(1)Other audit services relates to services performed in connection with the filing of registration statements on the Form F-3.
(2)All services provided are considered audit fees for the purpose of SEC classification.

19. Losses per share

	Years Ended June 30,
	2026	2025	2024
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(4.44)	(8.46)	(8.91)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(4.44)	(8.46)	(8.91)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(4.44)	(8.46)	(8.91)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(4.44)	(8.46)	(8.91)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(57,500)	(102,142)	(87,956)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(57,500)	(102,142)	(87,956)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(57,500)	(102,142)	(87,956)

	2026 Number	2025 Number	2024 Number
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	1,294,866,933	1,207,793,132	986,702,919
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	1,294,866,933	1,207,793,132	986,702,919
Options granted to employees and warrants (see Note 17) are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per shares in the years ended June 30, 2026, 2025 and 2024. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have also been excluded from the calculation of diluted losses per share because they are anti-dilutive for the years ended June 30, 2026, 2025 and 2024.

20. Parent entity financial information
a.    Summary financial information
The parent entity financial information disclosure is an Australian Disclosure Requirement as required by Corporations Regulations 2001. The individual financial statements for the parent entity show the following aggregate amounts:

	As of June 30,
(in U.S. dollars, in thousands)	2026	2025
Balance Sheet
Current Assets	78,939	35,381
Total Assets	1,285,153	1,122,282

Current Liabilities	17,595	14,879
Total Liabilities	139,991	16,964

Shareholders' Equity
Issued Capital	1,530,774	1,508,846
Reserves
Foreign Currency Translation Reserve	(208,309)	(262,349)
Share Options Reserve	118,322	111,273
Warrant Reserve	12,969	12,969
(Accumulated losses)/retained earnings	(308,594)	(265,421)
	1,145,162	1,105,318

Loss for the period	(43,173)	(35,672)
Total comprehensive loss for the period	(43,173)	(35,672)
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
21. Segment information
Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of the Company’s activities are regularly reviewed by the Company’s chief operating decision maker as a separate operating segment. By these criteria, the activities of the Company are considered to be one segment being the development and commercialization of its allogeneic cellular medicines platform, and the segmental analysis is the same as the analysis for the Company as a whole. The chief operating decision maker (Chief Executive Officer) reviews the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows regularly to make decisions about the Company’s resources and to assess overall performance.

22. Summary of material accounting policies
This note provides the material accounting policies adopted in the preparation of these consolidated financial statements as set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Mesoblast Limited and its subsidiaries.
a.    Change in accounting policies
There were no new accounting policies adopted by the Group that materially impacted the Group in the year ended June 30, 2026.
b.    Principles of consolidation
i.    Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mesoblast Limited (“Company” or “Parent Entity”) as of June 30, 2026 and the results of all subsidiaries for the year then ended. Mesoblast Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
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
The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of June 30, 2026, as the performance obligation has not been met. There was no milestone revenue recognized in relation to this strategic partnership with Grünenthal in the years ended June 30, 2026, 2025 and 2024.
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
For the years ended June 30, 2026, 2025 and 2024, no revenue was recognized in relation to this strategic alliance with Tasly.
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
In the years ended June 30, 2026, 2025 and 2024, the Group earned an immaterial amount, $0.1 million and $0.4 million, respectively, of royalty income on sales of Alofisel® by our licensee Takeda.
No milestone revenue was recognized in the years ended June 30, 2026, 2025 and 2024 in relation to the Group's patent license agreement with Takeda.
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
In the years ended June 30, 2026, 2025 and 2024, the Group recognized $5.1 million, $5.8 million, and $5.5 million in commercialization revenue, respectively, relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR. These amounts were recorded in revenue as there are no further performance obligations required in regards to these items.
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
Product revenues are recorded at net of allowances for variable consideration such as estimated government rebates and chargebacks, distribution fees, distributor and off-label discounts, patient assistance programs, freight and packaging costs and returns. The Group does not receive a distinct goods or service in relation to these variable consideration and are accounted for as a reduction in the transaction price. Variable consideration is recognized only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The allowances for variable consideration, representing the Group’s best estimates of the amount of consideration to which it is entitled based on the terms of the contracts, are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable if no payments are required of the Group or a current liability if payment is required of the Group. Where appropriate, the estimates reflect the Company’s historical experience, contractual and statutory requirements and forecasted customer buying and payment patterns. Actual amounts may differ from the Group’s estimates. If actual results vary, these estimates are adjusted, which could have an effect on revenue in the period of adjustment.
The specific considerations the Group uses in estimating amounts relating to variable consideration are as follows:
•Rebates and Chargebacks: relating to governmental rebates and chargebacks:
◦Governmental rebates – the Group accrues all government mandated rebates, including the Medicaid Drug Rebate Program in the United States. These accruals are based on statutory rates and expected utilization as well as historical data the Group has accumulated since product launch,
◦Government chargebacks – the Group accrues chargebacks for discounts under the Public Health Services (“PHS”) 340B drug pricing program, which result from contractual commitments to sell products to qualified healthcare providers at prices lower than the list prices that the Group charges to its distributor. The distributor charges the Group for the difference between what the distributor pays for the product and the ultimate selling price to the qualified healthcare providers. Allowances for chargebacks are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and accounts receivable. Chargeback amounts are generally determined at the time of resale to the qualified healthcare provider from the distributor.
•Distribution fees: The distributor, specialty distributor and specialty pharmacy charge the Group fees to distribute the product to the patients or healthcare providers. The distribution fees are paid based on contractually determined rates from the gross consideration. The distribution fees do not relate to a distinct good or services provided to the Group and therefore has been treated as consideration payable to the distributor.

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
In the years ended June 30, 2026 and 2025, the Group recognized $115.2 million and $11.3 million in revenue from net product sales, respectively. Total gross to net adjustments for the years ended June 30, 2026 and 2025 was 13.4% and 14.6% of gross product revenue, respectively. The revenue from net product sales is derived from a single external customer which exceeded 10% of the Group's total revenue.
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
In December 2024, the FDA approved Mesoblast’s Ryoncil® for the treatment of SR-aGvHD in children 2 months and older. As a result of the FDA approval in December 2024, the Group determined that there is a high probability of the product candidate realizing future economic benefit, and therefore the provision against the carrying value of pre-launch inventory was reversed through Research and development expenses during the year ended June 30, 2025.
As of June 30, 2026, there was $29.9 million of inventory recognized on the balance sheet, of which $1.8 million was provided for as obsolete stock, compared with $23.8 million of inventory recognized on the Consolidated Balance Sheet at June 30, 2025, of which $1.6 million was provided for as obsolete stock. Inventory balances net of the provision for obsolete stock are $28.1 million and $22.2 million as of June 30, 2026 and June 30, 2025, respectively.

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
Management maintains internal valuations of each asset annually (or more frequently should indicators of impairment be identified) and independent external valuation is requested periodically, within every three year period. The internal valuations are continually reviewed by management and consideration is given as to whether there are indicators of impairment which would warrant impairment testing.
An independent external valuation for all our assets was carried out as at March 31, 2026, with the recoverable amount of each asset exceeding its carrying amount. No impairment of the in-process research and development and goodwill was identified.
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

n.    Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. As at June 30, 2026 and 2025, the Group did not have any derivative instruments that qualified for hedge accounting.
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
Borrowings are classified as current liabilities unless the Group has a right to defer settlement of the liability for at least 12 months after the reporting period
Credit-line facility
In December 2025, the Group entered into a new $125.0 million five-year credit-line facility provided by the Group's largest shareholder. The Group drew the first tranche of $75.0 million on closing, with $41.7 million of proceeds being used to repay in full the outstanding balance of the existing senior secured loan facility with Oaktree and $25.0 million of proceeds being used to repay in part the loan and security agreement with NovaQuest. The $75.0 million proceeds were first allocated to the issue of warrants at fair value of $4.0 million (A$5.9 million), with the remainder to the new credit-line facility. In June 2026, the Group drew the second tranche of $50.0 million from the existing credit-line facility and extinguished the maturing NovaQuest debt. The credit-line facility has a five year interest only period, at a fixed rate of 8.00% per annum, payable quarterly.
Following the repayment of the NovaQuest debt, the $125.0 million is secured solely with the TEMCELL® HS Inj. (“TEMCELL”) royalty. The new credit-line facility can be repaid at any time without incurring early prepayment or make-whole fees, does not include exit fees, apart from TEMCELL does not encumber any of the Group's material assets or intellectual property, and has no restrictions on additional unsecured debt or licensing activities.
As at June 30, 2026, the portion of the credit‑line facility that is contractually due within the next twelve months has been classified as a current liability. This amount reflects the present value of interest payable within the next 12 months.
As part of the credit-line facility, warrants were granted to purchase 3,225,756 shares or 322,576 American Depositary Shares (“ADSs”) under a 1‑for‑10 ADS ratio, at A$3.20 per share, a 15% premium to the 30-day VWAP, with the ADS price calculated using the USD spot rate at the time of exercise. The Group has determined that an obligation to issue the warrants has arisen from the time the credit-line facility was signed; consequently, a liability for the warrants was recognized in December 2025. The warrants may be exercised within 5 years of grant. The warrants are subject to shareholder approval and have not yet been legally issued at the date of this report. The warrants are classified as a current financial liability and measured at FVTPL, as their settlement terms create variability in proceeds and may require cash settlement and they may be exercised anytime following shareholder approval. Refer to Note 5(f)(vi) for more details on warrants issued.
In the year ended June 30, 2026, the Group recognized a loss of $1.0 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the financial liability to reflect the revised estimated future cash flows from the credit-line facility. No remeasurement of borrowing arrangements were recognized in the years ended June 30, 2025 and 2024.
This loan is with a related party, Dr Gregory George, a non-executive director of Mesoblast Limited. All the terms of the related party loan are described above.
Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)
In November 2021, the Group entered into a five-year senior debt facility provided by funds associated with Oaktree. The facility had a three-year interest only period, at a fixed rate of 9.75% per annum, after which time the principal balance amortized 5.0% per quarter beginning December 2024. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) was added to the outstanding loan balance and accrued further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortized at 5% per quarter beginning December 2024.
In December 2025, the Group repaid $41.7 million to extinguish the Oaktree loan using proceeds from the new five-year credit-line facility.
In the year ended June 30, 2026, the Group recognized a loss of $1.5 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to repaying and extinguishing the Group's outstanding loan with Oaktree which has been replaced with a new $125.0 million five-year credit-line facility. In the years ended June 30, 2025, and 2024, respectively, the Group recognized losses of $0.2 million and $2.3 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the financial liability to reflect the revised estimated future cash flows from the Oaktree facility.
NovaQuest Capital Management, L.L.C.
In June 2018, the Group entered into an eight-year loan and security agreement with NovaQuest drawing $30.0 million of the principal in July 2018. The loan had a fixed interest rate of 15% per annum, with an interest only period of four years through until July 2022, followed by a four-year amortization period through until maturity in July 2026. Repayments were based on a percentage of net sales receipts of Ryoncil® for the treatment in pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia ("Ryoncil® for pediatric SR-aGVHD"). Principal was repayable in equal quarterly installments over the amortization period of the loan. Any unpaid interest was added to the principal amounts owing and accrued further interest.
In June 2026, the Group repaid $50.4 million to extinguish the NovaQuest loan using proceeds from drawing the second tranche of the new five years credit-line facility. Prior to extinguishing the loan in June 2026, the Group paid $14.6 million to NovaQuest being 25% of receipts from net sales of Ryoncil® for pediatric SR-aGVHD during the year ended June 30, 2026. The Group had also repaid $25.0 million to NovaQuest in December 2025 with proceeds from drawing the first tranche from the new five years credit facility.
In the years ended June 30, 2026, 2025 and 2024, respectively, the Group recognized a gain of $0.5 million and losses of $0.2 million and $0.1 million in the Consolidated Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of the Group's financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.
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
The obligations are presented as current liabilities in the consolidated balance sheet if the entity does not have a right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.
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

Variable lease payments that are not based on an index or a rate are not included in the initial measurement of the lease liability and are expensed in the Consolidated Income Statement when incurred. There were no variable lease payments that were expensed in the Consolidated Income Statement for the years ended June 30, 2026, 2025 and 2024. The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease.
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
w.    Warrants
Warrants reserve is measured as described in Note 7(b). Warrants with service conditions that have been classified as equity within the share option reserve are measured as described in Note 7(b). For details on warrant liability, see Note 5(f)(vi).
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
aa.    Rounding of amounts
Our company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2026/183, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Unless mentioned otherwise, amounts within this report have been rounded off in accordance with that Legislative Instrument to the nearest thousand dollars, or in certain cases, to the nearest dollar.
(End of Financial Statements)

Additional Australian Financial Reporting Requirements
Consolidated entity disclosure statement

As of June 30, 2026
Name of entity	Type of entity	Trustee, partner or participant in JV	% of share capital	Place of incorporation	Australian resident	Foreign jurisdiction(s)
Mesoblast Limited	Body corporate	—	—	Australia	Yes	N/A
Mesoblast, Inc.	Body corporate	—	100	United States of America	No	United States of America
Mesoblast International Sàrl (includes Mesoblast International Sàrl Singapore Branch)	Body corporate	—	100	Switzerland	No	Switzerland
Mesoblast Australia Pty Ltd	Body corporate	Trustee(1)	100	Australia	Yes	N/A
Mesoblast UK Limited	Body corporate	—	100	United Kingdom	No	United Kingdom
Mesoblast Employee Share Trust(2)	Trust	—	N/A	N/A	Yes	N/A
Mesoblast Employee Share Trust(3)	Trust	—	N/A	N/A	Yes	N/A
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

Directors’ Declaration
In the directors’ opinion:
(a)the financial statements and Notes set out on pages 176 to 254 are in accordance with the Corporations Act 2001, including:
(i)Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2026 and of its performance for the fiscal year ended on that date, and
(b)There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable, and
(c)the consolidated entity disclosure statement on pages 255 is true and correct.
Note 1 ‘Basis of preparation’ confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.

/s/ Philip Facchina	/s/ Silviu Itescu
Philip Facchina	Silviu Itescu
Chair of Board	Chief Executive Officer
Melbourne, August 27, 2026

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

4.9#
Employment Agreement, dated June 10, 2025, by and between Mesoblast Limited and Silviu Itescu. (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2025)

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

4.15	[Not used]
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

4.21✓
Amended & Restated Manufacturing Services Agreement by and between Lonza Biosciences Singapore Pte. Ltd. and Mesoblast International Sàrl, dated June 27, 2025. (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2025)

4.22✓
Amendment to Development and Commercialization Agreement by and between Mesoblast Limited and Mesoblast International Sàrl and Grünenthal GmbH dated June 30, 2021 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).

4.23	Form of Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on August 31, 2021).
4.24*✓	Loan Agreement, dated December 30, 2025, between Mesoblast Limited and Dr. Gregory George.
4.25
Form of Warrant, dated January 11, 2022, to purchase American Depositary Shares (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).

8.1	List of Significant Subsidiaries of Mesoblast Limited (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
11.1	Share Trading Policy of Mesoblast Limited (incorporated by reference to Exhibit 15.2 to the Company's Annual Report on Form 20-F filed with the SEC on August 31, 2023).
12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm.
97.1	Recovery of Erroneously Awarded Incentive Compensation Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F filed with the SEC on August 29, 2024)
99.1*	Appendix 4E preliminary final report for the twelve months to June 30, 2026.
99.2*	Auditor’s independence declaration, dated August 27, 2026.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
#	Indicates management contract or compensatory plan.
*	Filed herewith.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
✓	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mesoblast Limited

By:	/s/ Philip Facchina
Name:	Philip Facchina
Title:	Chair of Board

By:	/s/ Silviu Itescu
Name:	Silviu Itescu
Title:	Chief Executive Officer
Dated: August 27, 2026